Form 20-F
period 2008-09-30
China Distance Education Holdings LTD
filed 2009-03-16
CIK 1438644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from             to

Commission file number: 001-34122

China Distance Education Holdings Limited

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing four ordinary shares, par value $0.0001 per share	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 141,897,737 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes   ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes   ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting ☐	Other ☐
Standards as issued by the
International Accounting
Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐        Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes         ☒  No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended September 30;

•

“we,” “us,” “our company,” “our,” and “CDEL” refer to China Distance Education Holdings Limited and its subsidiaries and PRC affiliated entity, Beijing Champion Hi-Tech Co., Ltd., or Beijing Champion and its subsidiaries, as the context requires;

•	“China,” “Chinese” and “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	all references to “Renminbi” or “RMB” are to the legal currency of China, and all references to “U.S. dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“PRC GAAP” refers to generally accepted accounting principles in the People’s Republic of China.

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB6.7899 to $1.00, the noon buying rate in effect as of September 30, 2008. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On March 9, 2009, the noon buying rate was RMB6.8400 to $1.00.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended September 30, 2006, 2007 and 2008 and audited consolidated balance sheet data as of September 30, 2007 and 2008.

We completed our initial public offering of 8,750,000 ADSs, each representing four ordinary shares, on August 4, 2008. Our ADSs were initially listed on NYSE Arca under the symbol “DL.” On February 4, 2009, we transferred the listing and trading of our ADSs from NYSE Arca to the New York Stock Exchange, Inc., or the NYSE, under the same symbol “DL.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may, “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and growth strategies;

•	our future prospects and market acceptance of our online courses and other products and services;

•	our future business development and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	projected enrollment numbers;

•	our plans to expand and enhance our online courses and other products and services;

•	competition in the online education and test preparation markets; and

•

Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from or worse than our expectations. Important risks and other factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3.D. Key Information — Risk Factors,” “Item 5.A. Operating and Financial Review and Prospects – Operating Results – General Factors Affecting Our Results of Operations,” “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Specific Factors Affecting Our Results of Operations,” “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” and elsewhere in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, after the date of this annual report or to reflect the occurrence of unanticipated events.

Market Data and Forecasts

This annual report also contains data related to China’s education, online education, professional education, test preparation and self-education markets that include projections based on a number of assumptions. These markets may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business prospects, results of operations and the market price of our ADSs. In addition, the relatively new and rapidly changing nature of these markets subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

This annual report contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by PRC governmental entities which have not been independently verified by us. The information in such official sources may not be consistent with other information compiled in or outside China.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the fiscal years ended September 30, 2006, 2007 and 2008 (other than ADS data), and the selected consolidated balance sheets data as of September 30, 2007 and 2008, are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the year ended September 30, 2005 and the selected consolidated balance sheet data as of September 30, 2006 are derived from our audited consolidated financial statements, which are not included in this annual report. Our selected consolidated statements of operations data for the year ended September 30, 2004 and the selected consolidated balance sheets data as of September 30, 2004 and 2005 are derived from our unaudited consolidated financial statements, which are not included in this annual report. The following information should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. We have prepared our unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	For the Year Ended September 30,
	2004	2005	2006	2007	2008
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	2,662	3,630	5,371	10,637	13,900
Books and reference materials	144	154	174	484	1,616
Others	35	55	122	725	2,058

Total net revenues	2,841	3,839	5,667	11,846	17,574

Cost of sales:
Cost of services	(917)	(1,531)	(2,566)	(3,553)	(5,981)
Cost of tangible goods sold	(207)	(117)	(147)	(354)	(818)

Total cost of sales	(1,124)	(1,648)	(2,713)	(3,907)	(6,799)

Gross profit	1,717	2,191	2,954	7,939	10,775
Operating expenses:
Selling expenses	(309)	(339)	(1,676)	(1,285)	(2,448)
General and administrative expenses	(362)	(1,541)	(1,400)	(1,638)	(3,906)

Total operating expenses	(671)	(1,880)	(3,076)	(2,923)	(6,354)
Other operating income	—	—	—	131	209
Other expense	—	—	—	—	(144)

Operating income (loss)	1,046	311	(122)	5,147	4,486
Interest income (expense), net	38	(28)	(27)	(5)	176
Exchange loss	—	—	—	—	(75)
Equity in loss of an affiliated company	—	—	—	—	(64)

Income (loss) before income taxes	1,084	283	(149)	5,142	4,523

	For the Year Ended September 30,
	2004	2005	2006	2007	2008
	(In thousands of $, except share, per share and per ADS data)
Income tax (expense) benefit	(60)	22	198	307	(526)

Net Income	1,024	305	49	5,449	3,997
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion to beneficial conversion feature of Series A convertible contingently redeemable preferred shares	—	—	—	(903)	(9,332)

Net income (loss) attributable to ordinary shareholders	1,024	305	49	4,546	(5,335)

Earnings (losses) per share:
Basic	0.01	Nil	Nil	0.04	(0.05)
Diluted	0.01	Nil	Nil	0.04	(0.05)
Weighted average number of ordinary shares outstanding:
Basic and diluted shares	100,000,000	100,000,000	100,000,000	95,415,512	100,373,673
Earnings (losses) per ADS:(1)
Basic	0.04	0.01	Nil	0.16	(0.20)
Diluted	0.04	0.01	Nil	0.16	(0.20)
Other Consolidated Financial Data:
Gross Margin(2)	60.4%	57.1%	52.1%	67.0%	61.3%
Operating Margin(3)	36.8%	8.1%	(2.2)%	43.5%	25.5%
Net Margin(4)	36.0%	7.9%	0.9%	46.0%	22.7%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents income (loss) from operations as a percentage of net revenues.
(4)	Net margin represents net income as a percentage of net revenues.

	As of September 30,
	2004	2005	2006	2007	2008
	(In thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	443	1,115	690	7,106	66,223
Total assets	2,739	3,267	3,988	19,928	85,326
Deferred revenue	535	935	1,784	2,524	3,891
Refundable fees	34	23	53	1,907	4,688
Total liabilities	1,812	2,619	3,267	6,241	12,576
Series A convertible contingently redeemable preferred shares	—	—	—	903	—
Total shareholders’ equity	927	648	721	12,784	72,750
Total liabilities, preferred shares and shareholders’ equity	2,739	3,267	3,988	19,928	85,326

Exchange Rate Information

We conduct our business primarily in China and substantially all of our revenues and expenses are denominated in Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.7899 to $1.00, which was the noon buying rate in effect as of September 30, 2008. The noon buying rate on March 9, 2009 was RMB6.8400 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts referred to in the annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Renminbi per U.S. dollars Noon Buying Rate
	Average(1)	Low	High	Period End
Fiscal year ended September 30, 2004	8.2768	8.2776	8.2765	8.2766
Fiscal year ended September 30, 2005	8.2322	8.2768	8.0871	8.0920
Fiscal year ended September 30, 2006	8.0178	8.0924	7.8965	7.9040
Fiscal year ended September 30, 2007	7.6947	7.9168	7.4928	7.4928
Fiscal year ended September 30, 2008	7.0936	7.5158	6.7800	6.7899
Most recent six months:
September 2008	6.8307	6.8510	6.7810	6.7899
October 2008	6.8358	6.8521	6.8178	6.8388
November 2008	6.8281	6.8373	6.8220	6.8254
December 2008	6.8539	6.8842	6.8225	6.8225
January 2009	6.8360	6.8403	6.8225	6.8392
February 2009	6.8363	6.8470	6.8241	6.8395
March 2009 (through March 9)	6.8414	6.8438	6.8395	6.8400

Source: Federal Reserve Bank of New York and U.S. Federal Reserve

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

If we are unable to continue to attract course participants to enroll in our courses, or to charge our course participants competitive but profitable fees, our revenues may decline and we may not be able to maintain profitability.

The success of our business depends primarily on the number of enrollments in our courses and the amount of course fees that we can charge. Therefore, our ability to continue to attract course participants to enroll in our courses and charge our course participants competitive but commercially profitable fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new courses and enhance existing courses to respond to changes in market trends and demands of course participants, to effectively market our courses to a broader base of prospective course participants, to train and retain qualified lecturers and tutors, to develop additional high-quality educational content and to respond to competitive pressures. In addition, the expansion of our courses, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new courses, services and products or maintain their quality and consistency, or other factors. Furthermore, we may not be able to develop and offer additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. If we are unable to continue to attract course participants to enroll in our courses, increase enrollments in our relatively new courses, or charge our course participants competitive but profitable fees, we may be unable to maintain our revenue or achieve revenue growth or profitability.

If we fail to develop and introduce new courses, services and products that meet our target customers’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the legal, healthcare, construction engineering, information technology and other industries, as well as participants of online courses for self-taught learners seeking higher education and other forms of online education. In addition to regular classes, we have also introduced new “elite” classes and “premium” classes within some of our most successful course offerings to better serve the needs of high-end customers. The profitability of the elite classes may be subject to risks given that the course participants enjoy refund privileges if certain pre-agreed conditions are met. The profitability of the premium classes may also be subject to risks given that course participants enjoy a 50% discount off the fee of the same courses they may enroll in for the following year if certain pre-agreed conditions are met. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more of new courses, services or products. Moreover, we cannot assure you that any of these courses, products and services will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income.

The technology used in Internet and value-added telecommunications services and products in general, and in online education services in particular, and the related technology standards may evolve and change over time. If we fail to anticipate and adapt to such technological changes, our market share and our business development could suffer, which in turn would have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks relating to such new courses, services and products, our business may be materially and adversely affected.

We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

We face competition from providers of traditional offline education, training and test preparation services, and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation market. The provision of professional education and test preparation courses over the Internet is a relatively recent concept. Although online education is increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally viewed as a more accepted method. We therefore compete with traditional in-person educational institutions and training centers in the various subject areas for which we offer courses. As our courses are conducted solely online, if the perception persists or increases that traditional forms of education and training are preferred, we may not be able to compete effectively with competitors engaging in traditional forms of education and training. In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the foreign partners’ technology and experience developed in their home markets.

Our present and future competitors may have longer operating histories, larger student enrollments, larger teams of professional staff and greater financial, technical, marketing and other resources. They may be able to devote more resources to the development and promotion of their courses and services, and may be able to react more quickly to changing customer requirements and demands, deliver competitive services at lower prices or respond to new Internet technologies, trends or user preferences more effectively than we can. They may be able to offer services and products with better performance and prices than ours with the result that their services and products may gain greater market acceptance than ours. They may also offer free promotional services and products in connection with their marketing campaigns or significantly lower the prices for their services and products in order to attract students and capture additional market share.

There is no assurance that we will be able to compete effectively with such present and future competitors or to adjust effectively to changing market conditions and trends. Our failure to compete effectively could erode our market share, result in a fall in the number of our course participants, or lead to price reductions or increased spending for marketing and promotion of our courses, any of which may materially and adversely affect our profitability.

Our business depends on the continued success of our key brand “Chinaacc” and the further enhancement of our newer brands, and if we fail to maintain and enhance recognition of our brands, we may face difficulty in obtaining new business partners and customers, and our business reputation and operating results may be harmed.

We believe that market awareness of our key brand “Chinaacc” has contributed significantly to the success of our business. Maintaining and enhancing this key brand, further improving our brands in the legal, healthcare and other areas and introducing new brands are critical to our efforts to grow our customer base and obtain additional business partners. However, our main competitors are continuing to take steps to increase their brand recognition. Failure to maintain and enhance our brand recognition could also have a material and adverse effect on our business, operating results and financial condition.

We have initiated brand promotion efforts in recent years, but we cannot assure you that our marketing efforts will be successful in further promoting our brands. If we are unable to further enhance our brand recognition and increase awareness of our courses, services and products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected.

Our business could be adversely affected by changes in the perceived difficulty, requirements or formats of professional examinations in China.

We provide online professional education and test preparation courses relating to the accounting, legal, healthcare, construction engineering, information technology and other industries. If there is any material change to the perceived difficulty, requirements or formats of examinations in these subject areas, and we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, the demand for, and relevance of, our courses and training materials may be adversely affected, which could have an adverse impact on our financial condition and results of operations. For example, our Accounting Professional Qualification Examination course enrollments decreased from approximately 209,000 for the fiscal year ended September 30, 2007 to approximately 197,000 for the fiscal year ended September 30, 2008. This decrease occurred primarily because we experienced a significant increase in enrollments in these accounting courses during the fiscal year ended September 30, 2007 due to the fact that the relevant accounting exams covered by these courses at the time were undergoing changes in content and requirements, and many exam takers determined that enrolling in our online courses was important to their exam preparation efforts. In the subsequent period, as exam takers became more familiar with and less concerned about the new exam content and requirements, many exam takers opted not to take our courses, which resulted in a decrease in enrollments of these courses.

Our business is dependent on our lecturers comprised primarily of academics and experienced practitioners within their respective industries who are typically engaged on a part-time contractual basis, and some of whom are not bound by exclusivity restrictions.

All our courses are conducted by lecturers, comprised primarily of academics from post-secondary educational institutions and experienced practitioners within their respective industries in China. The popularity and effectiveness of our courses depend on the teaching ability of these lecturers and their reputation as skilled lecturers. Our lecturers are typically engaged on a part-time contractual basis for periods ranging from one to three years, except for some more experienced lecturers for whom the contract periods are typically four to five years. Some lecturers are not bound by exclusivity restrictions. If our lecturers fail to deliver quality lectures as a result of inadequate devotion of their time and energy to our courses or for other reasons, our business may be adversely affected. In addition, as the online education industry grows and matures, we may face increasing competition from our competitors for lecturers with good reputations and effective teaching skills, and on whom we rely for the delivery of quality services and to maintain and promote our leading market position. Any failure to attract qualified lecturers or to maintain or improve the quality of our lectures could adversely affect our reputation and operating results.

Failure to attract and retain qualified personnel and experienced senior management could disrupt our operations and adversely affect our business and competitiveness.

Our continuing success is dependent, to a large extent, on our ability to attract and retain qualified personnel and experienced senior management. If one or more of our senior management team members are unable or unwilling to continue to work for us, we may not be able to replace them within a reasonable period of time or at all, and our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses in recruiting and training additional personnel. Although our senior management are subject to certain non-competition restrictions during, and for a period of two years after termination of their employment, we cannot assure you that such non-competition restrictions will be effective or enforceable under PRC law. If any of our senior management joins a competitor or forms a competing business, our business may be severely disrupted. We have no key man insurance with respect to our key personnel that would provide insurance coverage payable to us for loss of their employment due to death or otherwise.

Zhengdong Zhu, our chairman, chief executive officer and co-founder of our business, has played an important role in the growth and development of our business since its inception, and a loss of his services in the future could severely disrupt our business and negatively affect investor confidence in us, which may also cause the market price of our ADSs to go down.

Zhengdong Zhu, our chairman, chief executive officer and co-founder of our business, has played an important role in the growth and development of our business since its inception. To date, we have relied heavily on Mr. Zhu’s expertise in, and familiarity with, our business operations, his relationships with our employees, and his reputation in the online education industry. In addition, Mr. Zhu continues to be primarily responsible for formulating our overall business strategies and spearheading the growth of our operations. If Mr. Zhu were unable or unwilling to continue in his present positions, we may not be able to easily replace him and may incur additional expenses to identify and train his successor. In addition, if Mr. Zhu were to join a competitor or form a competing business, it could severely disrupt our business and negatively affect our financial condition and results of operations. Although Mr. Zhu is subject to certain non-competition restrictions during, and for a period of two years after termination of, his employment with us, we cannot assure you that such non-competition restrictions will be effective or enforceable under PRC law. Moreover, even if the departure of Mr. Zhu from our company would not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that his departure could severely damage our business and operations and could negatively affect investor confidence in us, which may cause the market price of our ADS to go down. We do not maintain key man insurance on Mr. Zhu.

Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of our outstanding ordinary shares and, as a result, he has significantly greater influence over us and our corporate actions relative to our public shareholders and his interests may not be aligned with the interests of other shareholders

As of the date of this annual report, our co-founder and chief executive officer, Mr. Zhu, beneficially owned 68,609,306 ordinary shares or approximately 48.6% of our outstanding ordinary shares. Mr. Zhu is an affiliate as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, due to the large size of his shareholding in us and his positions with us as our chairman and chief executive officer. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Furthermore, we engaged in related party transactions with Mr. Zhu and entities controlled by Mr. Zhu in the past. For example, we rented our office premises located at Xueyuan International Tower in Beijing from Mr. Zhu from 2004 to 2007, and purchased such office premises from Mr. Zhu in 2007 at mutually agreed prices. However, we cannot assure you that such transactions have always been conducted on an arms’ length basis or on terms that are most favorable to us and our shareholders.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.

We have experienced seasonality and expect in the future to continue to experience seasonality in revenues related to the provision of our online education courses primarily due to seasonal changes in course enrollments and the timing of various exams. We typically open new courses to enrollment approximately six months before the relevant exam date. With respect to our non-refundable courses, we typically recognize revenues on a straight line basis over the subscription period from a course participant’s enrollment date to the examination date when we close access to the relevant online course materials. As a result, for non-refundable courses, we typically recognize higher revenues during the three months immediately prior to the examination dates. As the majority of our course participants take non-refundable courses relating to the main professional accounting exams, which are typically held in May and September, we historically have experienced higher revenues during the quarters ending June 30 and September 30 of each fiscal year. By contrast, we have historically experienced lower revenues in the quarters ended December 31 and March 31 due to the lower number of exams held during those periods. With respect to our refundable courses, we typically recognize revenues 15 days after the relevant exam score release dates when the participants’ refund privileges expire. As a result, for refundable courses, we typically recognize higher revenues during the month when the 15-day period elapses. This seasonality factor may change in future periods if the timing of exams is moved to different times of a year. In addition, as the mix of types of exams and course subjects changes over time, we expect to experience seasonality based on the timing of various types of exams held in different times of the year in different subject areas. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.

We believe that our copyrights, trademarks and other intellectual property are instrumental to our success. We depend to a large extent on our ability to develop and maintain the proprietary aspects of our technology and products. We have devoted considerable time and energy to the development and improvement of our websites, our online training platform and our training courses and materials.

We rely primarily on copyrights, trademarks, trade secrets, unpatented proprietary technologies, processes and know-how and other contractual restrictions to protect our intellectual property. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties may infringe upon or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

In 2005, we filed a lawsuit against two individuals in Jiangsu Province for their infringement of our copyrights by illegally transmitting our online accounting courses through a website open to its registered members. We have also in the past delivered cease and desist letters to third parties that have attempted to misappropriate our trademarks or brand names. These cases were eventually settled in our favor. However, implementation of intellectual property-related laws has historically been ineffective in China, primarily because of difficulties in enforcement and ambiguities in PRC laws and, therefore, we may not be successful in preventing or limiting future infringing activities.

We may be exposed to infringement claims by third parties or held liable for defamation or negligence to third parties for information displayed on, retrieved from or linked to our websites, based on the content of the books and reference materials or marketing materials that we or our lecturers author or distribute or for information delivered or shared through our services, which could disrupt our business and cause us to incur substantial legal costs, or damage our reputation.

We cannot assure you that our services and products do not or will not infringe any intellectual property rights held by third parties. We have in the past, in the ordinary course of business, experienced claims for intellectual property infringement, none of which has had a material effect on our business. We cannot ensure you that in the future we would not receive claims of infringement of third parties’ proprietary rights or claims for indemnification resulting from infringement arising from our services or products. We may also become subject to claims that content on our websites or in the books and reference materials or marketing materials that we or our lecturers author or distribute is in fact protected by third parties’ copyright ownership rights or trademark.

In addition, as a provider of Internet content and other value-added telecommunications services, we may face liability for defamation, negligence and other claims based on the nature and contents of the materials that are displayed on our websites or delivered or shared through our services. We could also be subject to claims based upon content that is accessible on our websites or through our networks, such as content and materials posted by visitors on message boards, online communities, email or chat rooms offered on our websites. By providing hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party websites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us.

Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of infringement against us and our failure or inability to obtain a license to use the infringed or similar technology or content on commercially acceptable terms, or at all, could prevent us from producing and offering our services or products or cause us to incur great expense and delay in developing non-infringing services or products. Any of the above events could in turn have a material and adverse impact on our financial condition and results of operations. Any defamation or negligence claims against us, even if they do not result in liability to us, could cause us to incur significant costs in investigating and defending against these claims. We do not have general liability insurance to cover all potential claims to which we are exposed, and our insurance coverage may not be adequate to indemnify us from all liability that may be imposed.

Concerns about the security of our transaction systems and confidentiality of information on the Internet may reduce use of our services and impede our growth.

Public concerns over the security and privacy of electronic settlement, online transmittal and communications have significantly constrained the rapid development and expansion of online transactions. If these concerns are not adequately addressed, they will restrict the growth of value-added telecommunications services generally, and in particular the use of the Internet as a means of conducting commercial transactions. If a well-publicized breach of security were to occur, general usage of telecommunications value-added services could decline, which could reduce our visitor traffic and the number of course participants, and impede our growth. We cannot assure you that our current security measures will be adequate or sufficient to prevent any theft or misuse of personal data of our course participants. Further, security breaches could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation and ability to attract or retain course participants.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-controlled telecommunications operators. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are generally the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

We also rely on China Telecommunications Corporation, or China Telecom, China Netcom Corporation Ltd., or China Netcom, and China Education and Research Network, or Cernet, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the telecommunications networks of China Telecom, China Netcom and Cernet or if they otherwise fail to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues.

Furthermore, we have no control over the costs of services provided by China Telecom, China Netcom and Cernet. If the prices that we pay for telecommunications and Internet services rise significantly, our gross profit and net income could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our visitor traffic may decrease, which in turn may harm our revenues.

Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain satisfactory performance, reliability, security or availability of our network infrastructure may cause significant damage to our reputation and our ability to attract and maintain course participants. Major risks involving our network infrastructure include:

•

breakdowns or system failures resulting in a prolonged shutdown of our servers, including failures attributable to power shutdowns, or attempts to gain unauthorized access to our systems, which may cause loss or corruption of data or malfunctions of software or hardware;

•	disruption or failure in the national backbone network, which would make it impossible for visitors and course participants to log on to our websites;

•	damage from fire, flood, power loss and telecommunications failures; and

•	any infection by or spread of computer virus.

Any network interruption or inadequacy that causes interruptions in the availability of our websites or deterioration in the quality of access to our websites could reduce customer satisfaction and result in a reduction in the number of course participants using our services. If sustained or repeated, these performance issues could reduce the attractiveness of our websites and course offerings. In addition, any security breach caused by hackings, which involve attempts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could cause a disruption in our services. Inadvertent transmission of computer viruses could expose us to a material risk of loss of our course files or litigation and possible liability, as well as damage to our reputation.

Furthermore, increases in the volume of traffic on our websites could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause a disruption or suspension in our course offerings, which would hurt our brand and reputation, and thus negatively affect our revenue growth. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic in the future.

All of our servers and routers, including backup servers, are currently hosted by third-party service providers in multiple cities in China. We do not maintain any backup servers outside of these cities. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our websites to mirror our online resources.

Our anticipated fast business growth and rapidly changing operating environment may strain our existing resources.

We anticipate fast expansion of our business as we seek to grow our customer base, expand our service and product offerings and pursue new market opportunities. Our operational, administrative and financial resources may be inadequate to sustain the growth we plan to achieve. As the number of our course participants increases or their demands and needs change or as our business activities expand, we will need to increase our investment in network infrastructure, facilities and other areas of operations, and we will be required to improve existing, and implement new, operational, technological and financial systems, procedures and controls, and to expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our regional and online agents and other third parties necessary for the success of our business. If we are unable to manage our growth and expansion effectively, the quality of our services could deteriorate and our business may suffer and our results of operations may be materially and adversely affected.

We may continue to grant share options and/or restricted shares under our current or future share incentive plans, or modify the terms of existing share options, which may continue to materially impact our future results of operations or result in dilution to our shareholders.

We adopted our Share Incentive Plan in April 2008, under which we have to date granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers. We adopted in July 2008, and amended and restated in February 2009, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 7,092,030 ordinary shares, plus an automatic annual adjustment. Pursuant to the New Plan, we agreed to issue a certain number of restricted shares to an independent director upon the completion of our initial public offering in connection with her becoming our independent director. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plan.” In connection with the share options we granted and restricted shares we issued in the third and fourth quarters of fiscal year 2008, we incurred $1.5 million of share-based compensation expenses in the fiscal year ended September 30, 2008, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Share-based Compensation Expenses.” The expenses associated with options granted and restricted shares issued under the share incentive plans may continue to materially impact our future results of operations. In addition, if we grant additional options, restricted shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders. For example, on December 2, 2008, we determined to revise the exercise price of all of our then outstanding share options from $2.995966 per share to $0.82 per share based on the closing price of our ADSs on NYSE Arca on December 2, 2008. This repricing of our share options will result in us incurring additional significant share-based compensation expenses for the remaining vesting period of the repriced share options, including the fiscal year ended September 30, 2009, and result in dilution to our shareholders.

We may need additional capital but may not be able to obtain it on acceptable terms or at all.

We believe that our current cash and cash equivalents, anticipated cash flows from operations and the net proceeds from our initial public offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for 18 months following the date of this annual report. We do not anticipate that our current expansion plans will require significant capital commitments due to the scalability of our business model. We do, however, expect to spend money on the further development of our “Chinaacc” brand and other brands in the disciplines for which we offer courses. We do not expect our short-term and long-term cash requirements to be materially different.

Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include, for example, our sales performance, ability to control costs and expenses, and choice of financing arrangements. Any changes in the significant factors affecting our revenues from online education services may cause material fluctuations in our cash generated from operations. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Overview — Specific Factors Affecting Our Results of Operations” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of companies providing online professional education and test preparation courses;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in Internet, educational services and professional training services companies;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

Future acquisitions may have an adverse effect on our business operations.

If we are presented with appropriate opportunities, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay.

Our operations could be disrupted by an outbreak of fire or other calamities and we have limited insurance coverage.

We store books and audio and visual products at our premises to support our online courses. As such, there is a risk that these products and our premises may be damaged or destroyed by fire and other natural calamities. Any disruption of electricity supply or any outbreak of fire or similar calamities at our premises may result in the breakdown of our facilities and disruption to our business. In addition, any fire or other calamity at the facilities of our third-party service providers that host our servers could severely disrupt our ability to deliver our courses and other services over our websites.

At present, insurance companies in the PRC offer limited coverage for business related risks. As such, we only have a very limited form of insurance for our property covering loss of property arising from theft, fire, lightning, explosives and damage caused by aerial objects. We do not have any business liability or disruption insurance coverage for our operations, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business and reputation. Any business disruption, litigation or natural disaster could expose us to substantial costs and losses.

Our financial performance and prospects could be affected by natural calamities or health epidemics.

Our business could be materially and adversely affected by natural calamities or health epidemics such as avian influenza, severe acute respiratory syndrome or other epidemics. On May 12, 2008, a major earthquake struck China’s populous Sichuan province and was felt across much of the country, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of an announcement by the Ministry of Finance to postpone the administration of the Elementary Level and Intermediate Level Accounting Professional Qualification Exams across China as a direct result of the earthquake, which exams were originally scheduled to be held on the third weekend of May 2008. On July 2, 2008, the Ministry of Finance announced that these exams will be held on September 6 and 7, 2008. As a result of the exam dates being rescheduled from May 2008 to September 2008, deferred revenue generated from our test preparation courses relating to the two major accounting exams was not fully recognized as revenue by May 2008, but were recognized over a longer period of time through September 2008. In addition, refundable fees relating to these two exams were not recognized as revenue in the fiscal fourth quarter of 2008 and were instead recognized in the fiscal first quarter of 2009 when the exam results were released. For a more detailed discussion of how we recognize revenues, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Revenue Recognition.” In addition, in recent years, there were reports regarding the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any occurrences of natural calamities or epidemics may result in the postponement or rescheduling of examinations for which we provide courses, which may in turn have an adverse impact on our revenues and performance. In addition, if our employees are affected by natural calamities or contagious or virulent diseases, we may fail to provide our online training courses, materials and services in a timely manner, which will have an adverse impact on our financial performance. We have not adopted any written preventive measures or contingency plans to combat any future natural calamities or outbreak of epidemics. Any natural calamities or prolonged recurrence of adverse public health developments in China may have a material and adverse effect on our business operations.

We may be exposed to liability for our course content, information or advice we provide to our course participants or customers of our other services.

We may be subject to legal claims from our course participants or customers of our other services for losses they suffer if such losses arise from their reliance on content, information or advice that we provide to them. Such claims, with or without merit, may be expensive to defend and may have an adverse impact on our reputation. Further, if such claims are successful, we may be held liable to pay compensation which may in turn adversely affect our financial condition and results of operations.

We and our independent registered public accounting firm have identified a material weakness and significant deficiencies in our internal control over financial reporting. If we are unable to correct the material weakness and significant deficiencies, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include in its annual report an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on September 30, 2009 if certain conditions are met. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its audit, may still issue a report with an adverse opinion. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources for addressing accounting and reporting requirements in our financial statement preparation process. In connection with the audit of our consolidated financial statements for the fiscal year ended September 30, 2007, we and our independent registered public accounting firm identified a number of control deficiencies, including two material weaknesses, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 5. The material weaknesses identified by us and our independent registered public accounting firm were (i) our insufficient personnel with U.S. GAAP expertise resulting in inadequate processes and documentation to address accounting and reporting requirements under U.S. GAAP, and (ii) our inadequate independent oversight over financial reporting due to the lack of an independent audit committee. During the fiscal year ended September 30, 2008, we initiated various actions and procedures intended to remediate these material weaknesses, including:

•	The establishment of an independent audit committee upon the successful listing of our ADSs on the NYSE Arca,

•

The hiring and integration of additional personnel with sufficient and appropriate US GAAP expertise, including a chief financial officer, an accounting manager and an internal audit director, into our financial reporting process, and

•	The engaging of external consultants to help identify deficiencies in the design or operation of our internal controls, and to help us design and document appropriate processes and internal controls.

We believe the effective implementation of these remedial actions will require time and continuous monitoring. As some of the above initiatives were implemented late in the fiscal year ended September 30, 2008, there was insufficient time to integrate the additional personnel into our financial reporting processes and overcome all of our material weaknesses as of September 30, 2008. Accordingly, during the audit of our consolidated financial statements for the fiscal year ended September 30, 2008, we and our independent registered public accounting firm continue to believe there is a material weakness relating to the insufficient integration of our personnel with U.S. GAAP expertise into the financial reporting process, resulting in inadequate processes and documentation to address accounting and reporting requirements under U.S. GAAP. In addition, in connection with the audit of our consolidated financial statements for the fiscal year ended September 30, 2008, we and our independent registered public accounting firm also identified the following three “significant deficiencies” as defined under the standards established by the Public Company Accounting Oversight Board: (i) our lack of formal contracts with relevant local government authorities in various parts of China regarding the provision of accounting continuing education in those areas, (ii) our lack of a comprehensive computerized system to timely track operating data and integrate such data with our accounting system, and (iii) our failure to maintain an appropriate level of security within our information technology systems and applications for Caikaowang Company Limited, or Caikaowang. We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal controls over financial reporting and remediate any material weaknesses and significant deficiencies as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act which will take place in the fiscal year ending September 30, 2009 if certain conditions are met.

If we fail to remediate the material weaknesses and significant deficiencies in our internal control over financial reporting and timely achieve and maintain effective internal control over financial reporting, we may not be able to produce accurate and timely financial reports and prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Compliance with rules and requirements applicable to public companies has caused and will continue to cause us to incur increased costs, which may negatively affect our results of operations.

As a U.S. public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, have required changes in corporate governance practices of U.S. public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. For example, to meet the deadline for compliance with the Section 404 requirements of the Sarbanes-Oxley Act, we have taken and will continue to take measures to remediate the control deficiencies that we have identified. These remedial measures, including hiring consultants and additional qualified personnel and upgrading our financial accounting infrastructure and information systems, are costly. Furthermore, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Relating to Our Corporate Structure and Restrictions on Our Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to the distribution of Internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our websites.

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% equity interests in any entity conducting Internet content distribution business.

Because we are a Cayman Islands company and we hold the equity interests of our PRC subsidiaries indirectly through China Distance Education Limited, a Hong Kong company, or CDEL Hong Kong, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among CDEL Hong Kong, our two PRC subsidiaries, Beijing Champion Distance

Education Technology Co., Ltd., or Champion Technology and Beijing Champion Education Technology Co., Ltd. or Champion Education Technology, our affiliated PRC entity, Beijing Champion and its shareholders. Beijing Champion is a PRC limited liability company 79% owned by Zhengdong Zhu, our chairman and chief executive officer and a major shareholder, and 21% owned by Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. Beijing Champion holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of China’s Ministry of Information Industry, or MII (now known as the Ministry of Industry and Information due to a ministerial-level restructuring in early 2008), which allows Beijing Champion to provide Internet content distribution services. Caikaowang, one of Beijing Champion’s subsidiaries, also holds an ICP license issued by the Beijing Telecommunications Administration Bureau. Beijing Champion and its subsidiaries have also received approvals issued by the Beijing Telecommunications Administration Bureau to provide online bulletin board services on seven of our 15 websites where we currently provide such services. In addition, Beijing Champion holds a Permit of Internet Cultural Activities issued by the Ministry of Culture, which permits Beijing Champion to engage in production and dissemination of cultural products through the Internet. The ICP licenses and other approvals held by Beijing Champion and its subsidiaries are essential to the operation of our business.

As a result of these contractual arrangements, we control Beijing Champion and its subsidiaries and, accordingly, under U.S. GAAP, we consolidate its operating results in our financial statements. For a description of these contractual arrangements, see “Item 4.C. Information on the Company — Organizational Structure.”

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of law. For example, on July 26, 2006, MII issued the Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MII Notice. The MII Notice prohibits a domestic telecommunications service provider from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in China. According to the MII Notice, either the holder of a value-added telecommunications service license or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The MII Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In order to comply with the MII Notice, we have transferred all domain names and trademarks that are primarily used in connection with our online business activities from Champion Technology to Beijing Champion.

Furthermore, if our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries and Beijing Champion or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries or Beijing Champion or its subsidiaries, which business and operating licenses are essential to the operation of our business;

•	levying fines;

•	confiscating our income or the income of our PRC subsidiaries or Beijing Champion or its subsidiaries;

•	shutting down our servers or blocking our websites;

•	discontinuing or restricting our operations or the operations of our PRC subsidiaries or Beijing Champion or its subsidiaries;

•	imposing conditions or requirements with which we, our PRC subsidiaries or Beijing Champion or its subsidiaries may not be able to comply;

•	requiring us, our PRC subsidiaries or Beijing Champion or its subsidiaries to restructure our relevant ownership structure, operations or contractual arrangements;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

If the regulatory authorities take any of the above-mentioned measures against us, we may have to cease our business operations and our reputation will be severely damaged, which in turn will materially and negatively affect our financial condition and results of operations.

If any of our affiliated entities fails to obtain and maintain the requisite licenses and approvals held by it under the complex regulatory environment for Internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The Internet industry in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, MII, the State Administration of Industry and Commerce, the State Press and Publication Administration, the State Administration of Radio, Film and Television, or SARFT, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet industry.

Each of our affiliated entities including Beijing Champion, Caikaowang, and Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. Our affiliated entities have obtained primary approvals including an ICP license for our 15 websites and an approval for operating electronic bulletin board services on seven websites where we currently provide such services. These licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Our affiliated entities, however, may be required to obtain additional licenses, such as an Internet Publishing License for engaging in Internet publishing and an Internet News Information Services Provision Approval for engaging in distribution of news through the Internet. If any of our affiliated entities fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to the interpretation and application of the newly promulgated Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures. If the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

On December 20, 2007, SARFT and MII issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MII jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MII officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. As both the Internet Audio-Video Program Measures and the press release have been promulgated only recently, there are significant uncertainties relating to their interpretation and implementation, in particular, the scope of “Internet Audio-Video Programs.”

Based on the advice of our PRC legal counsel, Jingtian & Gongcheng, we do not believe that we are required to apply for a License for Disseminating Audio-Video Programs through Information Network as an enterprise providing online education and test preparation courses. As an online education services provider, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not one of those providers of audio-video program services covered under the Internet Audio-Video Program Measures. In the event that we are deemed to be a provider of audio-video program services covered under the Internet Audio-Video Program Measures, we believe that pursuant to the press release, it is possible that we may be allowed to continue our current operations and re-register with SARFT or MII in accordance with the published guidelines, as we were established prior to the promulgation of the Internet Audio-Video Program Measures and have not had any regulatory non-compliance records. We are closely monitoring the regulatory developments relating to the Internet Audio-Video Program Measures and we will re-register with the relevant governmental authorities if required. However, if the governmental authorities decide that our provision of online education services falls within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites.

China has enacted laws and regulations governing Internet access and the distribution of news, information, audio-video programs or other contents, as well as products and services, through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems in violation of PRC laws and regulations. Under regulations promulgated by the State Council, MII, the State Press and Publication Administration and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things:

•	opposes the fundamental principles of the PRC constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages China’s religious policy or propagates heretical teachings or feudal superstition;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder, fear or abets the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights of a third party; and

•	includes other content prohibited by laws or regulations.

If any of our Internet content were deemed by the PRC government to violate any of the above content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our clients or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our websites in China.

We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. However, our PRC subsidiaries are required under PRC laws and regulations to allocate a portion of their annual after-tax profits, if any, to certain statutory reserves and funds prior to declaring and remitting dividends. For example, our PRC subsidiaries are required to allocate at least 10% of their after-tax profits to statutory reserves until such reserves reach 50% of their respective registered capital. Allocations to these statutory reserves and funds can be used only for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us.

We rely on contractual arrangements with our affiliated PRC entity and its shareholders for our China operations, which may not be as effective in providing operating control as direct ownership. If any of Beijing Champion or its shareholders fails to perform its or their obligations under these contractual arrangements, we may have to legally enforce such arrangements and our business, financial condition and results of operations may be materially and adversely affected if these arrangements cannot be enforced.

PRC laws and regulations restrict foreign ownership in Internet-related content distribution businesses. Because of these restrictions, we conduct our business and derive related revenues through contractual arrangements among CDEL Hong Kong, our PRC subsidiaries, Beijing Champion, and its shareholders, Zhengdong Zhu and Baohong Yin. We have no direct ownership interest in Beijing Champion. These contractual arrangements may not be as effective in providing us with control over Beijing Champion as direct ownership. If we were the controlling shareholder of Beijing Champion with direct ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Beijing Champion fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, including contract remedies, which we cannot be sure would be effective. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

Due to the lack of relevant interpretation and implementation of law, we may not be able to register changes to our pledge rights over the equity interests of Beijing Champion held by its shareholders, which may result in inadequate protection of our rights and adverse impact on our contractual arrangements with Beijing Champion.

Our contractual arrangements with Beijing Champion include equity pledge agreements (as amended and restated) pursuant to which each of the shareholders of Beijing Champion has pledged all of his or her equity interests in Beijing Champion to Champion Technology as security for the performance of Beijing Champion’s obligations under the technical support and consultancy services agreement. According to the PRC Property Rights Law, which became effective on October 1, 2007, pledge rights for a pledge of equity are created at the time of registration of the pledge with the State Administration for Industry and Commerce, or SAIC, or its local office. According to the Measures Regarding Equity Pledge Registration issued by SAIC on September 1, 2008, which became effective on October 1, 2008, any change to the number of shares pledged, the name of the pledgor or pledgee and the name of the enterprise whose equity is pledged shall be registered with SAIC or its local office. We successfully registered the pledges created under the equity pledge agreements (as amended and restated) with the Beijing office of SAIC on January 12, 2009. However, if any change occurs to the pledges created under the equity pledge agreements (as amended and restated), including without limitation any change to the number of shares pledged thereunder due to any increase or transfer of the registered capital of Beijing Champion or otherwise, we need to update our equity pledge registration with SAIC or its local office. However, due to the lack of relevant interpretation and implementation of laws, we cannot assure you that we will be able to successfully update our equity pledge registration with SAIC or its local office in connection with any change to the pledges created under our equity pledge agreements (as amended and restated). If we fail to update our equity pledge registration in respect of any change to the pledges created under the equity pledge agreements (as amended and restated), the protection of our rights under such agreements may become inadequate and our contractual arrangements with Beijing Champion may be adversely impacted.

The shareholders of Beijing Champion may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Zhengdong Zhu and Baohong Yin are husband and wife, and shareholders of Beijing Champion, holding an equity interests of 79% and 21%, respectively. Conflicts of interest may arise between Mr. Zhu’s dual role as a shareholder and chief executive officer and chairman of the board of directors of both Beijing Champion and us. Similarly, Ms. Yin’s dual role as a shareholder and deputy chairman of the board of directors of both Beijing Champion and us may also cause conflicts of interest. Although both of Zhengdong Zhu and Baohong Yin have given undertakings to act in the best interests of Champion Technology, we cannot assure you that when conflicts arise, these individuals will act in our best interests or that conflicts will be resolved in our favor.

We may lose the ability to use and enjoy assets held by Beijing Champion and its subsidiaries that are important to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with Beijing Champion, Beijing Champion and its subsidiaries hold certain assets that are important to the operation of our business. If Beijing Champion or any of its subsidiaries goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Beijing Champion or any of its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into among our subsidiaries and Beijing Champion may be subject to scrutiny by the PRC tax authorities and a finding that we or Beijing Champion owe additional taxes could substantially reduce our consolidated net income.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among our subsidiaries and Beijing Champion do not represent an arm’s length price and adjust the income of our subsidiaries or that of Beijing Champion in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Beijing Champion, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

General Risks Relating to Conducting Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the online education market, which in turn could adversely affect our business.

Substantially all of our operations are conducted in China, and substantially all of our revenues are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our products and services depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to participate in our online professional education courses, which in turn could reduce our net revenues.

Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the prospects of the online education market, which could harm our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial services and economic crises of these economies. The various economic and policy measures the PRC government adopts to forestall economic downturns or shore up the PRC economy may adversely affect our business. We cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, China has tumultuous relations with some of its neighbors and a significant further deterioration in such relations could have negative effects on the PRC economy and lead to changes in governmental policies that would be adverse to our business interests.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, Champion Technology and Champion Education Technology, are wholly foreign-owned enterprises, and both are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our PRC affiliated entities, Beijing Champion, Caikaowang and Champion Wangge, are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the online education sector, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because substantially all of our revenues and expenditures are denominated in Renminbi and the net proceeds from our initial public offering were denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollars and Renminbi affect the relative purchasing power of these proceeds and our balance sheet and earnings per ADS in U.S. dollars. In addition, we report our financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium- to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries and affiliated entity could materially increase our tax liabilities.

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to an enterprise income tax, or EIT, at the statutory rate of 33%. However, certain types of foreign-invested enterprises and high and new technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatments. Under the then applicable PRC tax laws, each of our two PRC subsidiaries, Champion Technology and Champion Education Technology, had been granted preferential EIT treatment based on their status as foreign-invested enterprises and their status as high and new technology enterprises operating in Beijing Zhongguancun Science Park. Our PRC affiliated entity, Beijing Champion had been granted preferential EIT treatment based on its status as a high and new technology enterprise operating in the Zhongguancun Science Park.

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the top rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Champion Technology, an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment under the phase-out rules, whereas Champion Education Technology, established after the promulgation date, was no longer entitled to its preferential treatment as of January 1, 2008. The New EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The recently published qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. Champion Education Technology will not be entitled to its 15% reduced tax rate and should be subject to the statutory 25% EIT rate as of January 1, 2008 because it does not qualify under the new criteria. Beijing Champion and Champion Technology have obtained qualification certificates of high and new technology enterprises under the New EIT Law recently with a valid period of three years starting from 2008 to 2010. However, the continued qualification of a high and new technology enterprise for calendar years of 2009 and 2010 will be subject to annual evaluation by the relevant government authority in China. In addition, Beijing Champion and Champion Technology will need to apply for an additional three-year extension upon the expiration of the current qualification certificates if they desire to continue to enjoy the 15% reduced rate. We cannot assure you that Beijing Champion and Champion Technology will continue to qualify as high and new technology enterprises under the New EIT Law, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our PRC subsidiaries and affiliated entity could adversely affect our business, operating results and financial condition.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The New EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new “resident enterprise” classification is available, therefore it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries through our Hong Kong sub-holding company would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to withholding tax. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. The “resident enterprise” rule could be applied to our Hong Kong intermediate holding company with similar consequences.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2009 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval was required in connection with our initial public offering, we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval was not required for our initial public offering given the fact that our current corporate structure was established before the new regulation became effective. However, there remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that its approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the injection of the proceeds from our initial public offering into our PRC subsidiaries, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

The M&A Rule establishes more complex procedures for some acquisitions of PRC companies by foreign entities, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rule establishes additional procedures and requirements that could make some acquisitions of PRC companies by foreign entities, such as ours, more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign entity takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we received from our initial public offering to make loans to our PRC subsidiaries and PRC affiliated entities or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our PRC affiliated entities, Beijing Champion, Caikaowang and Champion Wangge. In utilizing the proceeds we received from our initial public offering, we plan to make loans to our PRC subsidiaries, whether currently in existence or to be formed in the future, and to our PRC affiliated entities, whether currently in existence or to be formed in the future, or make additional capital contributions to our PRC subsidiaries.

Any loans we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. The net proceeds we received from our initial public offering exceeded the maximum amount of foreign debt our PRC subsidiaries are permitted to incur. If we were to advance some net proceeds to our PRC subsidiaries in the form of loans, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes may be uncertain. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Further, SAFE promulgated a new circular (known as Circular 142) in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of a foreign invested enterprise. The circular clarifies that Renminbi converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investments unless otherwise permitted.

Because our PRC affiliated entities are domestic PRC entities, we are not likely to finance their activities by means of direct capital contributions due to regulatory issues relating to foreign investment in the online education industry, as well as the licensing and other regulatory issues discussed in “Item 4.B. Information on the Company — Business Overview — Regulations.” Any loans we make to our PRC affiliated entities, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or PRC affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

A failure by our shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75. According to SAFE Circular 75, prior to establishing or assuming control of an offshore enterprise for the purpose of financing that offshore enterprise with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore enterprise upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore enterprise or (ii) any overseas fund-raising by such offshore enterprise after such injection. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore enterprise, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests. To further clarify the implementation of SAFE Circular 75, SAFE issued SAFE Circular 106 on May 29, 2007. Under SAFE Circular 106, PRC subsidiaries of an offshore enterprise governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, our PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries.

We are committed to complying, and to ensuring that our shareholders, who are PRC citizens or residents, comply with the SAFE Circular 75 requirements. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our Chinese employees fail to comply with Chinese regulations relating to employee share options granted by offshore listed companies to Chinese citizens.

On March 28, 2007, SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Holding Plan or Share Option Plan of Overseas Listed Company, or the Share Option Rule. Under

the Share Option Rule, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to the Share Option Rule. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities and may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations. See “Item 4.B. Information on the Company — Business overview — Regulations — SAFE Regulations on Employee Share Options.”

Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the PRC government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.

We conduct substantially all of our operations in China and substantially all of our assets other than cash and cash equivalents are located in China. In addition, most of our directors and executive officers reside outside the United States. As a result, it may be difficult to effect service of process upon us or our directors or executive officers. In addition, you may find it difficult or impossible to bring an action against us or our directors or executive officers in a PRC court if you believe your rights have been infringed under the U.S. federal securities law or otherwise. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court orders.

Recent changes in the PRC labor law restrict our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs.

In June 2007, the National People’s Congress of the PRC enacted the Labor Contract Law, which became effective on January 1, 2008. To clarify certain details in connection with the implementation of the Labor Contract Law, the State Council promulgated the Implementing Rules for the Labor Contract Law, or the Implementing Rules, on September 18, 2008 which came into effect immediately. The Labor Contract Law provides various rules regarding employment contracts that will likely have a substantial impact on employment practices in China. The Labor Contract Law imposes severe penalties on employers that fail to timely enter into employment contracts with employees. The employer is required to pay a double salary to the employee if it does not enter into a written contract with the employee within one month of the employment, and a non-fixed-term contract is assumed if a written contract is not executed after one year of the employment. Additionally, the Labor Contract Law sets a limit of two fixed-term contracts regardless of the length of each term, after which the contract must be renewed on a non-fixed-term basis should the parties agree to a further renewal unless otherwise required by the respective employee. This requirement curtails the common practice of continuously renewing short-term employment contracts. The Implementing Rules appear to further tighten this rule by suggesting that an employee has the right to demand a non-fixed-term contract upon the completion of the second fixed term regardless of whether the employer agrees to a contract renewal. A non-fixed-term contract does not have a termination date and it is generally difficult to terminate such a contract because termination must be based on limited statutory grounds. The employer can no longer supplement such statutory grounds through an agreement with the employee. In addition, the Labor Contract Law requires the payment of statutory severance upon the termination of an employment contract in most circumstances, including the expiration of a fixed-term employment contract.

Under the Labor Contract Law, employers can only impose a post-termination non-competition provision on employees who have access to their confidential information for a maximum period of two years. If an employer intends to maintain the enforceability of a post-termination non-competition provision, the employer has to pay the employee compensation on a monthly basis post-termination of the employment. Under the Labor Contract Law, a “mass layoff” is defined as termination of more than 20 employees or more than 10% of the workforce. The Labor Contract Law expands the circumstances under which a mass layoff can be conducted, such as when the company undertakes a restructuring pursuant to the PRC Enterprise Bankruptcy Law, suffers serious difficulties in business operations, changes its line of business, performs significant technology improvements, changes operating methods, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract impractical. The employer must follow specific procedures in conducting a mass layoff. There is little guidance on what penalties an employer will suffer if it fails to follow the procedural requirements in conducting the mass layoff. Finally, the Labor Contract Law requires that the employer discuss the company’s internal rules and regulations that directly affect the employees’ material interests (such as employees’ salary, work hours, leave, benefits, and training, etc.) with all employees or employee representative assemblies and consult with the trade union or employee representatives on such matters before making a final decision.

All of our employees based exclusively within the PRC are covered by the new laws. As there has been little guidance and precedents as to how the Labor Contract Law and its Implementing Rules will be enforced by the relevant PRC authorities, there remains uncertainty as to their potential impact on our business and results of operations. The implementation of the Labor Contract Law and its Implementing Rules may increase our operating expenses, in particular our personnel expenses and labor service expenses. If we want to maintain the enforceability of any of our employees’ post-termination non-competition provisions, the compensation and procedures required under the Labor Contract Law may add substantial costs and cause logistical burdens to us. Prior to the new law such compensation was often structured as part of the employee’s salary during employment, and was not an additional compensation cost. In the event that we decide to terminate employees or otherwise change our employment or labor practices, the Labor Contract Law and its Implementing Rules may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations. In particular, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns such as the recent financial turmoil may be affected. In addition, during periods of economic decline when mass layoffs become more common, local regulations may tighten the procedures by, among other things, requiring the employer to obtain approval from the relevant local authority before conducting any mass layoff. Such regulations can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.

Risks Relating to Our ADSs

Stock prices of companies with business operations primarily in China have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. For example, if one or more of the industry analysts or ratings agencies who cover us downgrades us or our ADSs, the price of our ADSs may decline. If one or more of these analysts or agencies cease to cover our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline. In addition, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines following their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of September 30, 2008, there are 141,897,737 ordinary shares outstanding. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the 180-day lock-up restriction described below and applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of September 30, 2008, there are 10,631,800 outstanding options to purchase ordinary shares, although none of them will start to vest under their current terms until May 1, 2009. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

In connection with our initial public offering, we, our directors, officers and all of our existing shareholders have agreed, subject to some exceptions, not to sell any ordinary shares or ADSs for 180 days after July 29, 2008 without the written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our second amended and restated memorandum of association and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, the following:

•	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings;

•

provisions that authorize our board of directors, without action by our shareholders, to issue preferred shares and to issue additional ordinary shares, including ordinary shares represented by ADSs; and

•

provisions that provide for a staggered board, whereby our board will be divided into three classes of directors, with directors in each class serving staggered three-year terms. With a staggered board, at least two annual shareholders’ meetings, instead of one, would generally be required to effect a change in a majority of the board. A staggered board tends to discourage proxy contests for the election of directors and purchases of a substantial block of shares because a staggered board operates to prevent a third party from obtaining control of our board in a relatively short period of time. See “Item 6.C. Directors, Senior Management and Employees — Board Practices.”

These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, and the procedures established by the depositary. The process of voting through the depositary may involve delays that limit the time available to you to consider proposed shareholders’ actions and also may restrict your ability to subsequently revise your voting instructions.

A holder of ADSs may exercise its voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement. When the depositary receives from us notice of any shareholders meeting, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record date will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying ordinary shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon receipt of voting instructions of a holder of ADSs, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. You may not receive sufficient notice of a shareholders’ meeting for you to withdraw your ordinary shares and cast your vote with respect to any proposed resolution, as a holder of our ordinary shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying ordinary shares, will result in your having less time to consider meeting notices and materials than holders of ordinary shares who receive such notices and materials directly from us and who vote their ordinary shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our second amended and restated memorandum of association and articles of association, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out in the deposit agreement) received by the depositary from you will lapse. The depositary will have no obligation to demand voting on a poll basis with respect to any resolution and will have no liability to any holder of ADS for not having demanded voting on a poll basis. In addition, the depositary will, if so requested in writing by us, represent all the ordinary shares (whether or not voting instructions have been received in respect of such ordinary shares from you as of the record date) for the purpose of establishing quorum at a meeting of shareholders.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, do not timely vote, or voting instructions received fail to specify the manner in which the depositary is to vote ordinary shares underlying your ADSs unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the subject of the particular question would have a material adverse impact on our shareholders.

The effect of this discretionary proxy is that, absent the situations described above, you cannot prevent our ordinary shares underlying your ADSs from being voted and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based in part on our estimate of the composition of our income and our estimates of the value of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holder of our ADSs will receive these distributions in proportion to the number of our ordinary shares such holder’s ADSs represent. However, the depositary is not responsible to make a distribution available to any holders of ADSs if it decides that it is unlawful to make such distribution. For example, it would be unlawful to make a distribution to a holder of ADSs if it consisted of securities that required registration under the Securities Act but that were not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or unreasonable from a regulatory perspective for us to make them available to such holders. These restrictions may have a material adverse effect on the value of our ADSs.

Holders of our ADSs may be subject to limitations on transfer of ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so because of any requirement of law or any government or government body, or under any provision of the deposit agreement, or for any other reason.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. federal or state laws, holders of ADSs may have less protection of shareholder rights than they would under U.S. federal or state laws.

Our corporate affairs are governed by our second amended and restated memorandum of association and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States. In addition, some jurisdictions, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company, and Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Nearly all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. court judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are residents of countries other than the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Beijing Champion Hi-Tech Co., Ltd, or Beijing Champion, a PRC limited liability company, commenced operations in July 2000 and became our consolidated operating company in June 2003.

In March 2003, we incorporated China Distance Education Limited, or CDEL Hong Kong, in Hong Kong. We then took the following steps to reorganize our corporate structure and have CDEL Hong Kong become our offshore holding company:

•

In June 2003, following a shareholder restructuring, Zhengdong Zhu, our co-founder, chairman and chief executive officer and his wife, Baohong Yin, our co-founder and deputy chairman became the 80% controlling shareholders of Beijing Champion. In May 2004, Mr. Zhu and Ms. Yin acquired the remaining 20% equity interests in Beijing Champion, and consequently, own 79% and 21%, respectively, of equity interests in Beijing Champion.

•

In January 2004, CDEL Hong Kong established a wholly owned PRC subsidiary, Beijing Champion Distance Education Technology Co., Ltd., or Champion Technology, which acquired from Beijing Champion various assets, including the online education software platform and course creation and production technologies, computer servers, other computer hardware and video equipment.

•	In May 2004, CDEL Hong Kong and Champion Technology entered into a series of contractual arrangements with Beijing Champion and its shareholders to acquire effective control over Beijing Champion.

•

In April 2007, CDEL Hong Kong established in China another wholly owned subsidiary, Beijing Champion Education Technology Co., Ltd., or Champion Education Technology, which also became a party to certain of the contractual arrangements.

We incorporated China Distance Education Holdings Limited, or CDEL Cayman, in the Cayman Islands in January 2008 as our listing vehicle. CDEL Cayman became our ultimate holding company in March 2008 when it issued shares to the existing shareholders of CDEL Hong Kong in exchange for all of the outstanding shares of CDEL Hong Kong at a rate of 1,000 shares in CDEL Cayman in return for each share in CDEL Hong Kong.

In September 2007, Beijing Champion and Beijing 100 Online Education Information Consulting Co., Ltd., or 100 Online, a third-party entity unaffiliated with us or our affiliates, entered into an agreement to set up a joint venture named Caikaowang Company Limited, or Caikaowang, to operate www.ck100.com, an online platform offering accounting training courses that supplement our existing online accounting training course offerings. In November 2007, based on the agreement, Beijing Champion contributed RMB0.4 million ($59,000), or 40% of the joint venture’s total registered capital. In June 2008, Beijing Champion acquired the remaining 60% equity interest in Caikaowang from 100 Online at a consideration of RMB4.0 million ($0.6 million). As a result, Caikaowang became a 100% owned subsidiary of Beijing Champion.

In June 2008, Beijing Champion and a third party unrelated to us or our affiliates formed a joint venture named Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge. Beijing Champion invested RMB30.0 million ($4.4 million) for a 69.8% equity interest in Champion Wangge. According to Champion Wangge’s articles of association dated June 16, 2008, the remaining 30.2% equity interest in the joint venture will be issued to the other joint venture partner when it contributes certain intangible assets into the joint venture prior to June 16, 2010. The other joint venture partner later on decided not to make its investment into Champion Wangge. On January 9, 2009, the shareholders of Champion Wangge approved the reduction of Champion Wangge’s registered capital to RMB30.0 million ($4.4 million) and the amendment of Champion Wangge’s articles of association in connection therewith. Champion Wangge is now in the process of completing the relevant approval procedures for the reduction of its registered capital. After the reduction of its registered capital, Champion Wangge will become a wholly owned subsidiary of Beijing Champion. Champion Wangge will provide online courses covering primary and secondary education subjects and has no material operations to date.

On December 29, 2008, our board of directors approved the establishment of Beijing Haidian District Champion Training School, or Champion Training School, by Beijing Champion, with a proposed registered capital of RMB10 million ($1.5 million), to expand our offline information technology application training business. We have obtained a Private School Operating License for Champion Training School from the Education Commission of Beijing Haidian District.

For additional information on our organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

Our principal executive offices are located at 18 th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, the People’s Republic of China. Our telephone number at this address is +86-10-8231-9999 and our fax number is +86-10-8233-7887. Our main website is www.cdeledu.com. The information contained on this website and our other websites is not part of this annual report.

On August 4, 2008, we completed our initial public offering, which involved the sale by us of 8,750,000 of our ADSs, representing 35,000,000 of our ordinary shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business overview

Overview

We offer a wide range of online education and test preparation courses and other related services and products. Our courses are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. We believe we are the largest provider of online education in China focusing on professional education, as measured by total number of course enrollments. We also offer online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, we offer online foreign language courses. Our courses feature audio-video lectures delivered through the Internet using streaming media and other Internet-based technologies, and are supplemented by our proprietary textbooks, tutoring, online assignments and exercises, mock examinations and other forms of course-related support. Course participants are able to access our courses through the Internet at times and places most convenient for them and to easily interact with a broad online community of course participants, professionals, lecturers and tutors.

To comply with PRC law, we have adopted a corporate structure whereby we operate our business through a series of contractual arrangements with Beijing Champion, a PRC entity owned by Zhengdong Zhu, our co-founder, chairman and chief executive officer, and his wife, Baohong Yin, our co-founder and deputy chairman. As a result, we do not enjoy direct equity ownership of Beijing Champion, our primary consolidated operating company. However, through these contractual arrangements, we effectively control Beijing Champion and its subsidiaries and consolidate its financial results in our consolidated financial statements, and thus references to “we,” “us,” “our company” and “our” refer not only to CDEL Cayman and its subsidiaries, but also to Beijing Champion and its subsidiaries, as the context requires. Beijing Champion, which became our consolidated operating company in June 2003, launched our first online education course in March 2001 through our www.chinaacc.com website to offer online accounting courses designed to help course participants prepare for China’s Intermediate Level Accounting Professional Qualification Examination. Our online accounting education business has experienced substantial growth since then. We believe our “Chinaacc” brand has now become widely recognized in China as a leading source for online training, test preparation and continuing education within China’s accounting industry. We have also expanded our course offerings into other areas. In June 2003, we launched a website to provide preparatory courses for China’s primary legal exam, the National Judicial Examination. In January 2005, we launched a website to provide training and licensure exam courses for various healthcare professionals, including doctors, nurses and pharmacists. As of September 30, 2008, we had been operating 15 websites, including our main website www.cdeledu.com and 14 other websites, each dedicated to a specific industry, profession or subject area.

In addition to our online education courses, which accounted for 94.8%, 89.8% and 79.1% of our net revenues in the fiscal years ended September 30, 2006, 2007 and 2008, respectively, we also sell books and reference materials through third-party bookstores and distributors across China, and, to a lesser extent, through our online bookstore and our offices in Beijing. We also, from time to time, provide course production services and platform production services, for certain customers at their request, and provide in-person professional training for accounting firms.

We have experienced significant growth in our business in recent years. Our net revenues were $5.7 million, $11.8 million and $17.6 million in the fiscal years ended September 30, 2006, 2007 and 2008, respectively. Our net income was $49,000, $5.4 million and $4.0 million in the fiscal years ended September 30, 2006, 2007 and 2008, respectively. Our lower net income during the fiscal year ended September 30, 2006 resulted mainly from increased spending on marketing in that period. Our lower net income during the fiscal year ended September 30, 2008 resulted mainly from share-based compensation expenses arising from our share options granted and restricted shares issued in the third and fourth quarters of the fiscal year ended September 30, 2008, the delayed revenue recognition for elite classes for certain rescheduled Accounting Professional Qualification Examinations caused by the May 2008 Sichuan earthquake, and additional expenses associated with being a U.S. public company in that period. Our total course enrollments increased from approximately 326,000 for the fiscal year ended September 30, 2006 to over 504,000 and 743,000 for the fiscal years ended September 30, 2007 and 2008, respectively.

Our Online Education Services

We offer online courses through our websites designed to help course participants obtain and maintain the skills, licenses and certifications necessary to pursue their careers and professions in China. Our online professional education courses cover a wide range of industries, including accounting, law, healthcare, construction engineering, information technology and others. We also offer online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students for various academic and entrance exams. Additionally, we offer online foreign language courses.

The following table provides data regarding our current course offerings and classes as of September 30, 2008. Each course typically represents a major examination or continuing education program within an industry or academic field. Our course offerings are comprised of multiple courses and different types of classes within each course.

Subject Area	Website	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com www.ck100.com	15 7	286 35
Law	www.chinalawedu.com	4	146
Healthcare	www.med66.com	28	418
Construction Engineering	www.jianshe99.com	10	108
Information Technology	www.itatedu.com	18	48
Occupational Skills Exams	www.chinatat.com	5	54
Higher Education for Self-Taught Learners	www.zikao365.com	60	343
Adult Higher Education	www.chengkao365.com	2	22
Graduate School Entrance Exams	www.cnedu.cn	4	36
Foreign Languages	www.for68.com	9	73
Primary and Secondary Schools	www.ehappystudy.com	6	57

Total		168	1,626

All of our courses feature audio-video lectures by experienced lecturers or practitioners within their respective fields delivered through a multimedia and interactive web interface using streaming media and other Internet-based technologies. Our online lectures are supplemented by our proprietary textbooks, tutoring, online assignments, exercises, mock examinations and other forms of course-related support.

Visitors to our websites can set up their own registered accounts free of charge. Once they enroll in our courses, course participants may access and view the lectures as often as they choose, which enables them to learn and review the materials at their own pace. Typically, course participants are able to choose among several different lecturers within each course.

To begin each class, course participants log into their online registered accounts to access the course lectures. For each lecture, the web page is divided into separate windows, including the video window, the hyperlink window, and the lecture script window. Through the video screen, typically located on the upper-left corner of the web page, course participants can view the video image of the lecturer and hear his or her voice, helping to replicate a classroom-like experience. From time to time during the lecture, the video screen displays the lecturer’s handwritten notes, helping to simulate a blackboard effect.

The lower-left part of the web page provides hyperlinks allowing course participants to access other useful functions during the lecture. For example, course participants may pause the video at any time to post a question on the question and answer board, to perform an exercise or practice a real exam question and receive a score instantaneously, or to access the bulletin board or other useful links such as a calculator, chat room, reference materials or help information. The lecture script area is where course scripts are displayed, including main exam points, sample questions, explanations, handwritten notes, links to historical exam questions and answers to sample questions posted by course participants.

We also provide our course lectures in the form of downloadable media files that allow course participants to save copies of the lectures onto their own personal computers and to play them offline. We utilize digital rights management, or DRM, technology to restrict the transfer and viewing of our downloaded media files. To accommodate different levels of Internet access and bandwidth available to course participants across China, we provide our course lectures in a number of formats.

To further enhance the learning experience, we maintain a staff of tutors knowledgeable about specific course topics and exams. Course participants can post questions online through our websites and receive replies to their specific questions from our team of tutors, usually within 24 hours after a question is submitted. We provide tutorial sessions, which allow course participants to interact with their lecturers and other course participants using their personal computers. We also host numerous bulletin board discussions within some of our websites that allow course participants to discuss their course work and share feedback with their peers in an interactive online format. Our online bulletin boards also provide us with a valuable means of tracking feedback about our courses, lecturers and services, allowing us to make adjustments and quickly react to concerns and complaints of our course participants.

Our Professional Course Offerings

Accounting Courses

PRC laws and regulations require persons engaging in accounting and related activities to obtain various qualifications and licenses, and to meet continuing education requirements. These qualifications and licenses are primarily obtained by passing exams administered by various governmental agencies. Continuing education requirements can be fulfilled by taking courses covering certain continuing education subjects. Through our www.chinaacc.com website launched in 2001, we provide a comprehensive body of online preparatory courses designed to prepare course participants primarily for the following professional accounting examinations or to meet certain continuing education requirements.

•

Accounting Professional Qualification Examination. Persons who are engaged in performing PRC accounting work in any organization in China are required to hold a certificate of accounting professional and to register with the relevant regional bureaus of the Ministry of Finance, or the MOF. This is the basic qualification requirement for accounting professionals in China.

•

Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations. The skill level and technical competence of accounting professionals in China are further measured by achieving certification at various levels within the profession. These levels are determined by the ability of accounting professionals to pass elementary, intermediate and advanced level accounting professional qualification examinations. Candidates who pass the exam are issued an accounting qualification certificate for their respective level from the MOF and the Ministry of Personnel, or the MOP (now known as the Ministry of Human Resources and Social Security due to a ministerial-level restructuring in early 2008) jointly.

•

CPA Qualification Examination. Passing China’s CPA Qualification Examination is required for persons to act as certified public accountants in China. This exam is open to all candidates who hold at least an associate diploma or an intermediate level of accounting-related professional qualification certificate.

•

Registered Tax Agent Qualification Examination. Under PRC regulations, only registered tax agents are qualified to carry out tax agency services, issue tax audit reports and handle tax procedures such as applications for tax registration with relevant authorities on behalf of business entities. Persons wishing to qualify as registered tax agents must pass the Registered Tax Agent Qualification Examination.

•

Certified Asset Appraiser Examination. Under PRC regulations, only certified asset appraisers are qualified to carry out legally required valuations of state-owned assets, valuations of non-state-owned assets and valuation consultancy and other valuation-related services. Persons wishing to qualify as certified asset appraisers must pass the Certified Asset Appraiser Examination.

•

Continuing Education for Accounting Personnel. PRC regulations require persons holding Certificates of Accounting Professional and Certificates of Accounting Specialty and Technical Qualifications to meet the requirements of receiving a minimum number of 24 hours of continuing education training each year. Failure to comply with these continuing education requirements can result in the suspension or cancellation of such certificate holders’ certifications.

Legal Courses

In June 2003, we launched our www.chinalawedu.com website to provide preparatory courses for legal examinations in China. Currently, we offer courses relating to China’s most important nationwide legal examination, the National Judicial Examination, which was introduced in 2002 and is administered annually in September by the PRC Ministry of Justice. Persons seeking to become judges, procurators and lawyers in China are required to pass the exam to obtain the legal practitioner qualification certificate. Approximately 278,000, 294,000 and 370,000 candidates sat for the exams in 2006, 2007 and 2008, respectively. We also offer courses for the Enterprise Legal Counsel Examination held annually by the MOP in October for persons wishing to obtain a qualification certificate for in-house legal counsel positions.

Healthcare Courses

In January 2005, we launched our www.med66.com website to provide preparatory courses for a wide variety of healthcare professional exams. Currently, we offer courses relating to three major nationwide healthcare exams: (i) the National Practicing Medical Doctor Qualification Examination, which is organized and administered annually by the Ministry of Health with approximately 800,000 candidates taking the exam each year, (ii) the Healthcare Professional Technical Qualification Examination which is jointly administered by the Ministry of Health and the MOP with about 600,000 candidates taking the exam each year and (iii) the National Pharmacist Qualification Examination, which is administered by the MOP and the State Administration of Drug Supervision with about 100,000 candidates sitting for the exam each year.

Construction Engineering Courses

In June 2005, we launched our www.jianshe99.com website to provide test preparatory courses for construction engineering professionals in China. Currently we offer courses mainly relating to the following exams: Associate Constructor and Constructor Qualification Examinations, Construction Supervisor Qualification Examination, Construction Pricing Engineer Qualification Examination and Certified Safety Engineer Qualification Examination. These examinations are jointly administered by the Ministry of Construction (now known as the Ministry of Housing and Urban-Rural Development due to a ministerial-level restructuring in early 2008) and MOP. Approximately 1.3 million candidates have taken these exams each year over the past several years. In addition, we also offer online continuing education courses to construction engineering professionals to help them meet government requirements and maintain their qualifications.

Information Technology Courses

In May 2006, we launched our www.itatedu.com website in cooperation with the Education Administration Information Center of the Ministry of Education, or the MOE, to provide information technology application training to persons wishing to obtain an information technology application training, or ITAT, certificate issued by the Education Administration Information Center. The

ITAT certificate evidences the holder’s proficiency in operating Windows, Word, Excel, PowerPoint, Access, WPS Office, AutoCAD and other applications. Since the launch of the examination in May 2000, approximately 1.2 million candidates have participated in the MOE training.

Other Professional Education Courses

In addition, we also provide professional education courses in the areas of securities and various civil service positions. Each of these offerings follows a similar course creation and online delivery model. We plan to continue to leverage our core online course creation and delivery expertise to create and deliver new courses for additional professions and industries.

Our Higher Education for Self-Taught Learners

Through our website www.zikao365.com, which we acquired in 2005, we offer courses targeted at self-taught learners pursuing associate diplomas or bachelor’s degrees in various academic areas. They complete their self study and obtain government accredited diplomas or degrees by passing the Higher Education Examination for Self-Taught Learners administered by the MOE without having to enroll in and physically attend a traditional college or university. Statistics published by the MOE show that there are nearly 10 million exam takers each year. Historically, our courses have mainly been test preparatory courses helping self-taught learners pass the requisite exams. In March 2008, we entered into a multi-year cooperative arrangement with a designated administrator of study process monitoring programs for self-taught learners in Tianjin to jointly provide study process monitoring programs in Tianjin. In December 2008, we entered into a multi-year cooperative arrangement with the Education Training Center of Beijing City University, a designated administrator of study process monitoring programs for self-taught learners in Beijing, to jointly offer study process monitoring programs in Beijing.

Our Academic Exam Preparation and Foreign Language Courses Study Courses

Through our www.cnedu.cn website launched in September 2004, we offer test preparation courses targeted at university students intending to take nationwide graduate school entrance exams in various disciplines administered by the MOE. Over the past three years, approximately 1.3 million people each year have taken such exams.

We also operate websites focused on the secondary and college education market, foreign language study and other subjects. China’s educational system places heavy emphasis on attending good secondary schools as a way to improve course participants’ chances of attending more prestigious universities in China. Scoring well on exams at each stage of a secondary school student’s educational career is important to improve his or her chances of attending a better university. Our secondary education courses are designed to provide an online resource for secondary school course participants to prepare for these exams.

Other Products and Services

Books and Reference Materials

We sell books and reference materials relating to various professional courses and exam subjects. To promote the use of our online courses, we also sell our proprietary books and reference materials together with study cards. Prior to December 2007, we sold books and reference materials together with study cards that could be used to enroll in any online courses. Since December 2007, we have been selling a majority of our books and reference materials together with study cards that can only be used to enroll in particular online courses. Historically, we have sold proprietary books and reference materials related to our Elementary Level and Intermediate Level Accounting Professional Qualification Examination courses and the CPA Qualification Examination course with study cards. These proprietary books and reference materials have not been sold separately without study cards. During 2007, we began selling proprietary books and reference materials related to our Chinese Accounting Standards course. Initially, these books and reference materials were sold only with study cards. Subsequently, we began selling them only on a standalone basis without study cards. Since December 2007, we have been selling proprietary books and reference materials related to our Registered Tax Agent Examination courses with study cards. As we expand our course offerings, we may sell other books and reference materials on a standalone basis or together with study cards. Our proprietary guidebooks are authored by lecturers teaching the relevant online courses. In substantially all cases, we own the copyright to these books pursuant to agreements with the lecturers. We engage third-party publishers to publish our reference books. We distribute these books and materials through third-party bookstores and distributors across China, as well as through our online bookstore and our offices in Beijing.

Course Production Services

From time to time, we also provide course production services to certain customers on a contractual basis. We typically create and produce course packages in digital format based on the content requirements of our offline educational institute or company customers.

Platform Production Services

From time to time, we develop online platforms for our customers and provide them with technical support and maintenance services on a contractual basis. In addition, we also entered into an arrangement with a certain customer to provide multiple services such as developing customized online platform for our customer, allowing our customer to sell products through our website via the customized online platform and providing after sale technical support and maintenance services.

Professional Training for Accounting Firms

From time to time, we also provide in-person professional training for accounting firms.

Our Regular, Premium and Elite Classes

We offer regular, premium and “elite” classes. Our regular, premium and elite classes are comprised of the following four types:

•	Foundation Classes: Our foundation classes contain detailed instructions and content to provide course participants with a broad and comprehensive knowledge base relating to a specific subject area.

•

Intensified Focus Classes: Our intensified focus classes are designed to provide more intensive instructions focused on important topics in a specific subject area at a more advanced pace to course participants who already have basic knowledge of the subject area.

•

Exam Questions Analysis Classes: Our exam questions analysis classes contain materials and instructions tailored specifically to preparation for the actual exams and the types of questions and topics that come up on each exam.

•

Crash-Course Classes: Our crash-course classes are designed to provide a quick review of critical topic areas for specific exam subjects to enable course participants to make final preparations in the weeks prior to an exam.

Our elite classes are a new course model we introduced in November 2006 for some of our most successful accounting courses, such as courses for the Elementary Level and Intermediate Level Accounting Professional Qualification Examination, the CPA Qualification Examination and the Registered Tax Agent Qualification Examination. Approximately 3,800 and 5,500, and 3,400 and 3,000 people enrolled in our CPA Qualification Examination and Intermediate Level Accounting Professional Qualification Examination elite classes, respectively, in the fiscal years ended September 30, 2007 and 2008, respectively. We also offer elite classes to legal practitioners, self-taught learners pursuing higher education diplomas or degrees, and professionals in the healthcare and other industries. With our elite classes, course participants pay substantially higher course fees for more personal and tailored course-related services. After completing an elite class, if a participant fails to pass the exam subject that the course prepares him or her for, and certain pre-agreed conditions are met, the course participant is entitled to a refund of the applicable course fees paid or the course participant can choose to use such amounts to register and pay for future courses provided by us.

The introduction of our elite classes represents an important step we have taken to explore the distinct strengths of online education. In exchange for higher course fees, our elite class participants enjoy high-quality elite course-related support services. Leveraging the technological features available to online course delivery, elite classes allow substantially more interactive and multi-faceted course participation. For example, during a lecture, when reaching a key knowledge point, the lecture automatically pauses and a quiz question relating to the point will pop up on the screen. The lecture will not proceed to the next topic until the course participant has correctly responded to the question. This feature ensures that course participants do not miss any of the important knowledge points that may be tested on exams. We believe these types of interactive features, made possible by the flexibility of the online format, offer distinct advantages over traditional classroom course delivery as well as traditional online teaching methods.

Elite class participants also enjoy personalized support and services provided by our course support service staff. Some of our most experienced tutors work closely with elite class participants and provide them with more individually tailored support and services. For example, questions raised by elite class participants are responded to by tutors on a priority and expedited basis. In addition, a regular study monitoring report is generated by our course support service staff for each elite class participant to ensure that he or she is making satisfactory progress in the course.

Our premium classes represent a new course model we introduced in August 2008 for some of our most successful courses, such as courses for the accounting, legal and healthcare industries. Our premium class participants enjoy high-quality premium course-related support services similar to the elite class participants. However, premium course participants do not enjoy refund privileges. Instead, if a participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course and pay only 50% of the course fees. The participant is given this 50% discount only once, and therefore, if he or she fails the relevant course examination again and wishes to retake the premium course for the third time, there is no discount provided at that time. To promote this new course model, we offered an initial 50% discount off the course fees for all participants who registered for the premium courses during the fiscal year ended September 30, 2008.

Course Fees and Payment Methods

We charge course fees on a per-class basis. Course participants may choose to take some or all the classes for each subject offered in each course according to their individual needs. Special package pricing is offered if a participant chooses to take more than one class for a subject in a course. To promote the use of our online courses, we also offer course discounts to eligible course participants who are frequent users of our services. The discounts offered typically range from 20% to 40% off the stated course fees.

Payment for the course fees can be made through any one of the following methods:

•	use of our pre-paid study cards;

•	remittance through a bank or post office;

•	online payment using credit or debit cards via external payment networks; or

•	cash payment made at our offices.

Our study cards are pre-paid scratch cards sold through our regional sales agents at points of sale throughout China. The pre-paid study cards come with credit values ranging from RMB10 ($1.5) to RMB500 ($73.6). Course participants may purchase and use these study cards to register and pay for our courses. We first introduced pre-paid study cards in January 2003. These study cards were sold with expiration dates, typically two years from the print dates. In 2006, we began selling a new “One Card Pass,” which can be used for multiple courses. This new card eliminates the need for our regional sales agents to purchase multiple types of cards and also provides an opportunity to cross-sell our course offerings. In addition to the “One Card Pass,” we have another type of pre-paid study cards, which can be used solely for our accounting continuing education courses and have expiration dates ranging from six months to one year from the print dates.

We also sell books and reference materials that include study cards with certain credit value. These study cards can be used as credit to pay for our courses.

Course Creation

We place great emphasis on the quality of our courses and learning materials, both in terms of substance and production quality to enhance course participants’ learning experience. Working together with our lecturers in each subject, we internally develop and produce the online lectures for all of our courses. We employ a variety of measures including substantive content review and content approval at various stages of the course development process by our experienced in-house personnel to create high-quality courses.

We believe superior delivery of our courses and learning materials over the Internet is also important to attracting and retaining course participants. We record, digitize and edit all of the audio-video lectures used in our courses on our own premises. We maintain 17 fully-equipped recording rooms to ensure the high-quality of the audio-video content and any graphics used in the lectures. Our editing department uses advanced digital audio-video editing software and equipment to eliminate breaks, pauses and unwanted noises from each lecture tape to further enhance the viewing and listening experience. All lectures are properly formatted to facilitate smooth transmission through our websites using streaming media and other Internet-based technologies. Our customer service team regularly seeks feedback on the quality of our courses from our course participants.

Community-oriented Services on Our Websites

In addition to using our websites to access our courses, course participants and visitors to our websites are also able to access a wide variety of other content and information, and to communicate and interact with each other. The breadth and depth of our website content has attracted a large number of visitors and has contributed to the fast growth in the awareness of our brands.

Visitors to our websites have free access to comprehensive and timely information about exam times and locations, test preparation guidance, regulations and policies relevant to each industry, career planning and advancement and industry and market trends. We also offer free trial courses on our websites to prospective course participants who wish to try our courses before making the enrollment decision.

We offer free e-mail accounts to course participants. We also provide electronic bulletin board service forums and access to online chat-rooms. Many of our websites feature a blog page that allows course participants and other visitors to our websites to communicate and share ideas and thoughts about topics of common interest. On any blog we provide, people can write and post articles, create and participate in discussions and gain information and insights on topics of interest within the relevant industry or subject matter.

Through our community-oriented websites, we create virtual communities for course participants and visitors that share a common interest in the topics relating to the various professions and subject areas for which we offer our online courses and related services. We believe our community-oriented websites are a valuable means for creating brand awareness and customer loyalty.

Our Lecturers

Our course lecturers include academics from renowned higher education institutions in China and experienced practitioners within their respective fields. Our lecturers work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. Our lecturers are typically engaged for a one-to-three year period, except for some more experienced lecturers for whom the contract periods are relatively longer and some of them are obligated to conduct online lectures exclusively for us. The number of lecturers actively producing courses for us was 293, 249 and 273 in the fiscal years ended September 30, 2006, 2007 and 2008, respectively.

To ensure the quality of our lecturers, we have established stringent selection and retention criteria and have implemented ongoing monitoring and evaluation procedures. We seek to engage lecturers who have a strong command of the respective subject areas and good communication skills. In particular, we seek lecturers capable of, and preferably experienced in, delivering effective instruction through the audio-video format. Our internal quality control personnel regularly monitor the teaching quality of each lecturer. We also collect feedback on the lecturers from our course participants on a regular basis through multiple channels, including calls received by our customer service call center, our online course comment book, our online question and answer board and bulletin board service forum. We provide ongoing training for lecturers and help them improve their online presentation skills based on this feedback.

Our lecturers are attracted to our online platform where tens of thousands of course participants across China can listen to and view their lectures. Our innovative lecture delivery model helps our lecturers further expand and enhance their national reputation in their relevant fields. We pay our lecturers fees in either of two ways: the first and most common way is to pay them based on the number of hours of lectures they deliver, and the second and less common way is a course fee sharing arrangement primarily for some of our newer courses.

Although our lecturers participate in the creation and development of the course materials, in almost all cases, we own all copyrights to our courses and course materials pursuant to contracts with our lecturers.

Course-Related Support and Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We maintain a well-trained pool of tutors, numbering 183 as of September 30, 2008, of which 98 are part-time employees. Our tutors are knowledgeable in the relevant fields and experienced with various types of exams or subject matters. They are able to provide timely, usually within 24 hours after a question is submitted, and accurate responses through our online question and answer board to various course-related questions raised by our course participants. To ensure that our tutors are suitably qualified to support our courses, we have established stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experience and knowledge of various exams and subject matters. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter.

We believe that our high-quality tutorial and learning support service is critical to enhancing the learning experience of our course participants. Additionally, it helps us generate customer loyalty and attract potential course participants through recommendations from our existing course participants.

General Customer Service and Support

We have a dedicated general customer service team composed of 119 individuals as of September 30, 2008 that our customers can contact by email or phone through our dedicated call center, 24 hours a day, seven days a week. Our customer support team members provide potential and existing course participants with comprehensive information and counseling regarding our courses and services, recommend suitable courses based on individual needs, assist in course enrollment, accept course fee payments, conduct regular telephone interviews seeking customer feedback on course participation experience and provide additional technical and other support on how to use and get the most out of our courses. We recruit our customer service personnel from candidates who have good communication skills and are committed to providing quality service to our customers. We provide on-the-job training for our new recruits, which includes pairing new recruits with experienced team members as mentors to train them in taking calls from customers. On an ongoing basis, we also evaluate the performance of our customer service staff, and provide training to improve their skills and inform them on new developments in our business.

Sales and Marketing

We rely on a combination of regional and online sales agents, as well as referrals and cross-selling to market our services and products.

Regional Sales Agents

We use regional sales agents to sell our pre-paid study cards, which represent the primary method for us to sell and receive payment for our courses. Our regional sales agents are comprised mostly of stores and other points of sale selling books, learning materials and other supplies to our target industries and professions. These agents sell our study cards and are responsible for promotion and advertising of our services in the regions where they operate. They also provide market feedback, which helps us in planning our marketing strategy and sales activities. As of September 30, 2008, we had approximately 1,700 regional sales agents throughout China.

When selecting regional sales agents, we consider various criteria, such as whether the candidates have relevant experience, and whether they are familiar with or have established relationships with local professionals, professional associations and organizations related to our target industries and professions. Generally, we provide various discounts to our regional sales agents based on the volume purchased and method of payment. Most of our regional sales agents are appointed on a non-exclusive basis.

Online Agents

Our online agents are typically Internet companies and website operators in China that market our course offerings and other services on their websites. We pay our online agents a commission for each new course participant registered through their website. As of September 30, 2008, we had approximately 1,390 online agents marketing our online courses through their websites.

Referrals and Cross-Selling

Many of our customers learn about our services and courses through word-of-mouth referrals. As a result, many of our customers contact us directly about enrolling in our courses. Accordingly, a significant portion of our sales are made through our customer service team. We believe that combining the customer service and sales function in one department contributes both to the quality of our customer services and the effectiveness of our direct sales. Based on their knowledge of our courses and relevant feedback they gain from addressing the questions and comments of existing or past course participants, our customer service personnel are able to recommend the most suitable courses for new customers. Combining these two functions also allows our customer service team members to cross-sell new or additional courses, learning tools and materials, as appropriate, when they are addressing questions from existing course participants.

Other Advertising and Marketing Efforts

We place advertisements on high-traffic Chinese Internet portals, in newspapers, magazines, journals and on buses in many cities across China. We also promote our courses, services and products at examination registration centers, and education and career fairs. To raise our profile and promote our online courses, regional sales agents normally assist with our promotional activities in their respective regions.

Our sales and marketing team participates in and conducts information sessions at various educational trade fairs, and distributes promotional materials to potential course participants at various examination registration centers. We further promote our courses by handing out complimentary study cards together with reference books and study materials that we sell at these examination registration centers. We have also established a number of scholarships totaling over RMB0.4 million ($59,000) each fiscal year since 2006 and granted awards to course participants who have achieved outstanding performances in various exams. These scholarships help to improve our profile and enhance our public image.

Online Platform and Technology Infrastructure

Building a reliable, scalable and secure technology infrastructure is crucial to our ability to support the online courses and services we provide to our customers. We manage our online course creation and delivery system using a combination of commercially available software, hardware systems and proprietary technology. Over the years, we have established a comprehensive and powerful online platform that supports the ability for tens of thousands of course participants to simultaneously attend our courses and participate in other programs and activities online. We have also built a robust online community platform that helps build a strong sense of community among our course participants, which contributes to the brand loyalty of our customers.

We maintain multiple servers, which access the Internet backbone via a 2000 Mbps broadband line. These servers are separately located in multiple hosting facilities in several cities across China to mitigate any downtime arising from individual server failure. For reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our customers can access our services at any time. When a malfunction arises in a server or at a point of presence, the load balancing technology is able to automatically direct visitors to access the same contents through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and infrastructure to enable us to respond quickly to potential problems. We have not experienced a material disruption to our business or websites.

We utilize streaming media technology as the primary delivery method for our online lectures. Using streaming media technology, an end-user can continuously view the file as it is being delivered. To accommodate different levels of Internet access and bandwidth available to course participants across China, we also allow our course participants to download our audio-video lectures. We utilize DRM technology to restrict the transfer and viewing of our files being downloaded.

Competition

We face competition from providers of traditional offline education and test preparation services, and expect to face increasing competition from existing competitors and new market entrants in the online education and test preparation market.

The provision of professional education and test preparation courses over the Internet is a relatively new concept in China. Although it is increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally perceived as a more accepted method. We therefore compete with traditional in-person educational institutions and training centers in the various areas for which we offer courses.

In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the foreign partners’ technology and experience developed in their home markets. Currently, our online competitors include general information websites that have branches providing online training courses, traditional schools that provide online offerings and newly established online training and test preparation businesses.

We believe that the key competitive factors in our industry include the professional competence of lecturers and tutors, price, quality, market recognition and brand name, customer service and the performance of the technological platform. Some of our present and future competitors may have longer operating histories, larger teams of professional staff and greater financial, technical, marketing and other resources. For a discussion of risks relating to competition, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.”

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our products and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights. In addition, we require our employees to enter into agreements with us under which they acknowledge that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property and they should assign the same to us if we so require. We also maintain a dedicated team that regularly monitors any infringement or misappropriation of our intellectual property rights.

We have registered 18 software copyright for our proprietary online course delivery platform, customer service system, DRM encryption system, streaming media load balancing system, online course creation management system and certain other aspects of our online education platform with the National Copyright Administration of the PRC. We have also registered 16 trademarks with the China Trademark Office and an additional 340 trademark applications are currently pending. We, however, cannot assure you that all of our trademark applications will be successful.

As of September 30, 2008, we have registered 141 domain names relating to our business with the Internet Corporation for Assigned Names Numbers and China Internet Network Information Center, including those of all our 15 operating websites.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.”

Seasonality

We have experienced seasonality and expect in the future to continue to experience seasonality in revenues related to the provision of our online education courses primarily due to seasonal changes in course enrollments and the timing of various exams. We typically open new courses to enrollment approximately six months before the relevant exam date. With respect to our non-refundable courses, we typically recognize revenues on a straight line basis over the subscription period from a course participant’s enrollment date to the examination completion date when we close access to the relevant online course materials. As a result, for non-refundable courses, we typically recognize higher revenues during the three months immediately prior to the examination dates. As the majority of our course participants take non-refundable courses relating to the main professional accounting exams, which are typically held in May and September, we historically have experienced higher revenues during the quarters ending June 30 and September 30 of each fiscal year. By contrast, we have historically experienced lower revenues in the quarters ending December 31 and March 31 due to the lower number of exams held during those periods. With respect to our refundable courses, we typically recognize revenues 15 days after the release of the relevant exam results when the participants’ applicable refund privileges expire. As a result, for refundable courses, we typically recognize higher revenues during the month when the 15-day period elapses. This seasonality factor may change in future periods if the timing of exams changes. In addition, as the mix of types of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams. We expect quarterly fluctuation in our revenues and results of operations to continue.

Regulations

The provision of our online professional education services is subject to PRC laws and regulations relating to the telecommunications industry and the education services industry. This section sets forth a summary of the principal laws and regulations that affect our business activities in China, the industries in which we operate, and our shareholders’ right to receive dividends and other distributions from us.

Restrictions on Telecommunications Industry

The telecommunications industry, including the Internet sector, is highly regulated by the PRC government. Laws and regulations issued or implemented by the State Council, Ministry of Information Industry, or MII (now known as the Ministry of Industry and Information due to a ministerial-level restructuring in early 2008), and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment. The principal regulations governing the telecommunications industry and the Internet include:

•	The Telecommunications Regulations (2000);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2001); and

•	The Internet Information Services Administrative Measures (2000).

These regulations categorize all telecommunications businesses in China as either “basic telecommunications businesses” or “value-added telecommunications businesses.”

In addition to the regulations promulgated by the PRC central government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions.

Foreign Ownership Restrictions on Internet Content Provision Businesses

The State Council promulgated the Administrative Rules on Foreign-Invested Telecommunications Enterprises in December 2001, as amended on September 10, 2008, or the FITE Rules. The FITE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the FITE Rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, pursuant to the FITE Rules permitted foreign investment ratio of value-added telecommunications services is no more than 50%.

In addition, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from MII and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 26, 2006, MII publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, dated July 13, 2006, or the MII Notice, which reiterates certain provisions under the FITE Rules. According to the MII Notice, if any foreign investor intends to invest in a Chinese telecommunications business, a foreign-invested telecommunications enterprise shall be established and such enterprise shall apply for the relevant telecommunications business licenses. The MII Notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to the MII Notice, either the holder of a value-added telecommunication service license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The MII Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered its license. In order to comply with the MII Notice, we have transferred all domain names and trademarks that are used primarily in connection with our online business activities from Champion Technology to Beijing Champion.

As a result of current PRC laws and regulations that impose substantial restrictions on foreign investment in Internet businesses in China, we conduct our online education and test preparation business in China through a series of contractual arrangements entered into among our two PRC subsidiaries, Champion Technology and Champion Education Technology, and our affiliated PRC entity, Beijing Champion, which is a domestic PRC company incorporated in the PRC and owned by Zhengdong Zhu, our chairman and chief executive officer, and Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. These contractual arrangements enable us to exercise effective control over and to receive a substantial portion of the economic benefits from Beijing Champion. Beijing Champion has obtained the licenses and approvals that are required to operate our online education and test preparation business. We do not have any direct ownership interests or direct voting rights in Beijing Champion.

Our contractual arrangements with Beijing Champion include a technical support and consultancy services agreement pursuant to which Champion Technology is entitled to receive service fees from Beijing Champion. In addition, Champion Technology has entered into equity pledge agreements (as amended and restated) with each of the shareholders of Beijing Champion, pursuant to which each shareholder has pledged all of his or her interest in Beijing Champion to Champion Technology as security for the performance of Beijing Champion’s obligations under the technical support and consultancy services agreement. Pursuant to an exclusive purchase rights agreement with Beijing Champion and its shareholders, CDEL Hong Kong or any third-party designated by CDEL Hong Kong has the right to acquire, in whole or in part, the equity interest of Beijing Champion, when permitted by applicable PRC laws and regulations. There are also certain other agreements and letters of undertaking under the contractual arrangements. For a detailed discussion of these contractual arrangements, see “Item 4.C. Information on the Company — Organizational Structure.”

In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

•	the ownership structures of Beijing Champion and its subsidiaries and our wholly owned subsidiaries in China are in compliance with existing published PRC laws and regulations; and

•

our contractual arrangements among our wholly owned subsidiaries in China and Beijing Champion and its shareholders, are valid and binding, will not result in any violation of published PRC laws or regulations currently in effect, and are enforceable in accordance with their terms and conditions.

However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the laws and regulations governing the enforcement and performance of our contractual arrangements in the event of imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a contrary view. If the PRC government finds that the agreements that establish the structure of our operations in China do not comply with PRC government restrictions on foreign investment in our industry, we could be subject to severe penalties. In addition, for a detailed description of the risks associated with our corporate structure and these contractual arrangements that support our corporate structure, see “Item 3.D. Key Information Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

Regulations on Value-added Telecommunications Services and Internet Content

Under PRC laws and regulations, Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator must obtain a Telecommunications and Information Services Operating License, or ICP license, from the appropriate telecommunications authority in order to carry out commercial Internet content provision operations in China. These regulations also provide that if the Internet information services are provided in more than one province, then an inter-provincial ICP license must be obtained from MII, while if only one province is involved, the license can be obtained from the relevant provincial telecommunications administration. In addition, the regulations further provide that operators involved in Internet content provision that operate in sensitive and strategic sectors, including news, publishing and education, must obtain additional approvals from the relevant authorities in charge of those sectors.

Each of Beijing Champion and Caikaowang holds (i) an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MII, which allows Beijing Champion and Caikaowang to provide Internet content distribution services through 15 websites owned by Beijing Champion and its subsidiaries, and (ii) an approval from the Beijing Telecommunications Administration Bureau to provide an online bulletin board in seven of the 15 websites owned by Beijing Champion and its subsidiaries. The ICP license held by Beijing Champion is valid through April 14, 2010 and the ICP license held by Caikaowang is valid through July 10, 2013. These licenses and approvals are essential to the operation of our online professional education and test preparation services business.

The MII Notice requires that a value-added telecommunications business operator, or its shareholders, should own any domain names and trademarks used by it to engage in the value-added telecommunications business, and have premises and facilities appropriate for such business. To comply with the MII Notice, we have completed the transfer of all our domain names and trademarks that are primarily used in connection with our online business activities from Champion Technology to Beijing Champion.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including MII, the Ministry of Culture, the Press Office of the State Council and the State Press and Publications Administration. These measures specifically prohibit Internet activities that result in the publication of any content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China or compromise state security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. Under these measures, ICP license holders are required to monitor their websites, including chat rooms and electronic bulletin boards, for prohibited content and remove any such content that they discover on their websites.

The posting of news on websites and the distribution of news over the Internet are highly regulated and can only be engaged in by ICP license holders that have been specifically approved to do so. The Provisional Administrative Measures Regarding Internet Websites Carrying on the News Posting Business issued by the Press Office of the State Council and MII in November 2000 provide that only websites that are established by government-authorized news agencies may operate online news posting businesses and post news reported by news agencies. Other general websites not established by news agencies may apply to the State Council News Office for approval to post on their websites news supplied contractually by approved news providers. A copy of the relevant news supply contract must be filed with the applicable provincial information offices where such other websites are located. These regulations also provide specific requirements with respect to facilities and level of experience of personnel that must be met by applicants for approval to post news on their websites. According to the Administration of Internet News Information Services Provisions promulgated by the Press Office of the State Council and MII on September 25, 2005 and effective as of such date, the term “news information” in these provisions means news information about current affairs, including reports and commentaries on social and public affairs such as political, economic, military and foreign affairs, as well as reports and commentaries on sudden social events. The term “Internet news information services,” means publication of news information, provision of electronic bulletin board services for current affairs and distribution of information of current affairs to the public through the Internet. The Press Office of the State Council is in charge of nationwide supervision and regulation of Internet news information services. The press office of each province, autonomous region and municipality directly under the central government is in charge of regulating the Internet news information services within its administrative region. If any information we provide through our websites is deemed current affairs, we may be subject to the above regulations.

Regulation of Broadcasting Audio-Video Programs through the Internet or Other Information Network

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integrating, transmitting and downloading of audio-video programs with computers, televisions or mobile phones and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China relating to cultural matters that prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, SARFT and MII issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MII jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MII officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. As both the Internet Audio-Video Program Measures and the press release have been promulgated only recently, there are significant uncertainties relating to their interpretation and implementation, in particular, the scope of “Internet Audio-Video Programs.”

Based on the advice of our PRC legal counsel, Jingtian & Gongcheng, we do not believe that we are required to apply for a License for Disseminating Audio-Video Programs through Information Network as an enterprise providing online education and test preparation courses. As an online education services provider, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not one of those providers of audio-video program services covered under the Internet Audio-Video Program Measures. In the event that we are deemed to be a provider of audio-video program services covered under the Internet Audio-Video Program Measures, we believe that pursuant to the press release it is possible that we may be allowed to continue our current operations and re-register with SARFT or MII in accordance with the published guidelines, as we were established prior to the promulgation of the Internet Audio-Video Program Measures and have not had any regulatory non-compliance records. We are closely monitoring the regulatory developments relating to the Internet Audio-Video Program Measures and we will re-register with the relevant governmental authorities if required. However, if the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulation of Information Security

Internet content in China is also regulated and restricted by the PRC government to protect state security. The National People’s Congress has enacted a law that may subject to criminal punishment in China any person who: (i) gains improper entry into a computer or system of strategic importance; (ii) disseminates politically disruptive information; (iii) leaks state secrets; (iv) spreads false commercial information; or (v) infringes intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways that, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we are subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. We believe we are in compliance with these regulations.

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MII and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. We have registered 141 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the State Administration of Industry and Commerce or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by SAIC or its local offices. We have registered 13 website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce and the registration of one additional website name is now in progress.

Regulation of Bulletin Board Services

Under the Administrative Measures on Internet Information Services and the Administrative Measures on Internet Bulletin Board Services adopted by MII on October 8, 2000, an Internet information services provider must obtain prior approval if it wishes to provide Internet bulletin board services. We have obtained approvals to provide Internet bulletin board services on seven of our websites where we currently provide such services.

Regulation of Internet Publishing

In June 2002, the State Press and Publications Administration and MII issued the Interim Provisions on Internet Publishing, or the Internet Publishing Regulations. The Internet Publishing Regulations require that all entities engaging in Internet publishing obtain approval from the State Press and Publications Administration before they can conduct any Internet publishing business. “Internet publishing” is broadly defined in the Internet Publishing Regulations as an act of online dissemination of works created by ICP license holders or others that such ICP license holders select, edit and process and subsequently post on the Internet or transmit to users via the Internet for browsing, reading, use or downloading by the public. These works include contents from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media or from the browsed and processed works relating to literature, art, nature science, social science, engineering technology and other aspects. The Internet Publishing Regulations include a requirement for Internet publishing organizations to have professional editorial personnel examine the contents being published to ensure that they comply with applicable laws. We believe we currently operate our business in a manner that complies with this regulation.

Regulation of Privacy Protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, MII or its local offices may impose penalties and the Internet content provider may be liable for damages caused to its users. We believe we are in compliance with these regulations.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, or the Dissemination Protection Regulations, which became effective on July 1, 2006. The Dissemination Protection Regulations require that every organization or individual who disseminates a third-party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the copyright owner of such products, unless otherwise provided under relevant laws and regulations. The copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally evade, circumvent or otherwise assist others in evading such protective measures unless permissible under law. The Dissemination Protection Regulations also provide that permission from the copyright owners and compensation for the copyright-protected works is not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only. We hold copyrights for all of the course materials on our websites.

Regulation of Online Cultural Activities

The Ministry of Culture promulgated the Interim Provisions on Internet Culture, or the Internet Culture Provisions, in May 2003. The Internet Culture Provisions apply to all ICPs that carry out Internet cultural activities which involve the production and dissemination of cultural products via the Internet. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) production, duplication, importation, wholesale, retail, lease and broadcasting of the Internet cultural products; (ii) online dissemination whereby cultural products are posted on the Internet or transmitted via Internet to end-users, such as computers, fixed line telephones, mobile phones, radios, television sets and games machines, for online users’ browsing, reading, use or downloading; and (iii) exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which include audio-video products, games products, performance programs, work of arts, cartoons and other cultural products. All entities engaging in commercial Internet cultural activities, or Internet Cultural Entities, must be approved by the Ministry of Culture in addition to the approval of MII. The Internet Culture Provisions state that applicants must also comply with the quantitative, structural and administrative plans for Internet Cultural Entities. Beijing Champion holds a Permit of Internet Cultural Activities issued by the Ministry of Culture in November 2008.

Regulation of Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by MOE in 2000, or the Online Education Regulation, educational websites and online education schools may provide education services in relation to higher education, elementary education, pre-school education, teacher education, occupational education, adult education and other educational services. Under the Online Education Regulations, “Educational websites” refers to education websites providing education or education-related information services to website visitors by means of a database or an online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. Under the Online Education Regulations, “Online education schools” refer to organizations providing academic education services or training services with the issuance of various certificates.

Under the Online Education Regulations, setting up educational websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education provided. Under the Online Education Regulations, any educational website and online education school shall, upon receipt of approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the National People’s Congress on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the National People’s Congress and regulations and decisions promulgated by the State Council may establish administrative license requirements. On June 29, 2004, the State Council promulgated the Decision on Cutting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained.

We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng that:

•	Neither Beijing Champion nor Caikaowang is required to obtain a license to operate “educational websites” from the MOE under the current PRC laws or regulations;

•

Neither Beijing Champion nor Caikaowang is required to obtain a license to operate “online education schools” because it does not offer through its website education services or training programs that directly offer government accredited academic degrees or other government accreditation certifications.

Regulation of Book Wholesaling and Retailing

Under the Administrative Measures for the Publication Market, or Administrative Measures, which was promulgated by the State Press and Publication Administration and became effective on September 1, 2003 and amended on June 16, 2004, any enterprise or individual wishing to engage in book wholesaling must obtain permission from the press and publication agency at the provincial level. If permission is granted, a Publication Business Permit will be issued by such provincial agency. An enterprise that has obtained a Publication Business Permit does not need to get special permission if it decides to utilise the Internet and other information networks to conduct the book wholesaling business. Under the Administrative Measures, any enterprise or individual wishing to engage in book retailing shall first get permission from the press and publication agency at the county level. If permission is granted, a Publication Business Permit will be issued by such county agency. Beijing Champion holds a Publication Business Permit for book wholesaling issued by Beijing Press and Publication Bureau in February 2008 under which Beijing Champion is allowed to conduct book wholesaling and retailing businesses. This permit is valid through December 31, 2011.

Regulation of Audio-Video Product Wholesale, Retail and Rental

Under the Administrative Measures for the Wholesale, Retail and Rental of Audio-Video Products which was adopted by the Ministry of Culture and became effective on December 1, 2006, any enterprise or individual wishing to engage in the wholesale, retail or rental of audio-video products shall first get permission from the local government agency of culture. If an enterprise wishes to engage in the wholesale of audio-video products, it must obtain the Audio-Video Product Business Permit from the governmental agency of culture at the provincial level. If it wishes to engage in the retail or rental of audio-video products, then it shall get the Audio-Video Product Business Permit from the governmental agency of culture at the county level. Beijing Champion holds an Audio-Video Product Business Permit issued by the Cultural Commission of Haidian District, Beijing on April 25, 2007. This permit is valid through April 30, 2009.

Regulation of Foreign Exchange

The PRC government imposes restrictions on the convertibility of the Renminbi and on the collection and use of foreign currency by PRC entities. Under current regulations, the Renminbi is convertible for current account transactions, which include dividend distributions, interest payments, and the import and export of goods and services. Conversion of Renminbi into foreign currency and foreign currency into Renminbi for capital account transactions, such as direct investment, portfolio investment and loans, however, is still generally subject to the prior approval of SAFE.

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiaries are required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a certificate (which is subject to review and renewal by SAFE on an annual basis), a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

Further, SAFE promulgated a new circular (known as Circular 142) in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of a foreign invested enterprise. The circular clarifies that Renminbi converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investments unless otherwise permitted.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75,

which became effective as of November 1, 2005. According to SAFE Circular 75, prior to establishing or assuming control of an offshore enterprise for the purpose of financing that offshore enterprise with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore enterprise upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore enterprise or (ii) any overseas fund-raising by such offshore enterprise after such injection. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore enterprise, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests.

SAFE Circular 75 applies retroactively. As a result, PRC residents who established or acquired control of offshore companies that made onshore investments in the PRC in the past were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under SAFE Circular 75, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

As a Cayman Islands company, we are considered a foreign entity in China. If we purchase the assets or equity interests of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in SAFE Circular 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

To further clarify the implementation of SAFE Circular 75, SAFE issued SAFE Circular 106 in May 29, 2007. Under SAFE Circular 106, PRC subsidiaries of an offshore enterprise governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC resident shareholders do not complete their registration with the local SAFE authorities, the related PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital to its PRC subsidiaries.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval was not required for our initial public offering given the fact that our current corporate structure was established before the new regulation became effective. There remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit out operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. See “Item 3.D. Key Information — Risk Factors — General Risks Relating to Conducting Business in China — If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval was required in connection with our initial public offering, we may become subject to penalties.”

SAFE Regulations on Employee Share Options

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Holding Plan or Share Option Plan of Overseas Listed Company, or the Share Option Rule. The purpose of the Share Option Rule is to regulate foreign exchange administration of PRC domestic individuals who participate in employee share holding plans and share option plans of overseas listed companies. According to the Share Option Rule, if a PRC domestic individual participates in any employee share holding plan or share option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company shall, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual quota with respect to the purchase of foreign exchange in connection with share holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrent with the filing of such application with SAFE, the PRC domestic agent or the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share purchase or option exercise, any returned principal or profits from sales of shares, any dividends issued on the shares and any other income or expenditures approved by SAFE. The PRC domestic agent is also required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas bank to hold overseas funds used in connection with any share purchase or option exercise.

All proceeds obtained by PRC domestic individuals from sales of shares shall be remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the share option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.

Although further clarification is required as to how the Stock Option Rule will be interpreted or implemented, we believe that we and our PRC employees who have been granted share options are subject to the Share Option Rule. If we or our PRC employees fail to comply with the Share Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

In addition, the State Administration of Taxation has recently issued a few circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents relating to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

C. Organizational Structure

Due to PRC legal restrictions on foreign ownership and investment in the Internet content distribution industry in China, we operate our online education business through Beijing Champion, a domestic Chinese company owned by Zhengdong Zhu and Baohong Yin, both of whom are PRC citizens. CDEL Hong Kong, Champion Technology and Champion Education Technology, all of which are our wholly owned subsidiaries, have entered into a series of contractual arrangements with Beijing Champion and its shareholders, including a technical support and consultancy services agreement, an exclusive purchase rights agreement, a courseware license agreement, a software license agreement, a courseware production entrustment agreement, a letter of undertaking from Beijing Champion’s two shareholders to Champion Technology, a letter from Champion Technology to Beijing Champion, declaration letters, power of attorneys, acknowledgement letters to us and acknowledgement letters to Champion Technology from each of Beijing Champion’s shareholders, and a notice to Beijing Champion and its shareholders from Champion Technology. These contractual arrangements also include equity pledge agreements (as amended and restated) entered into with each of the shareholders of Beijing Champion. As a result of these contractual arrangements, we control Beijing Champion, and accordingly, under U.S. GAAP, we consolidate Beijing Champion’s operating results in our consolidated financial statements.

The following diagram illustrates our corporate and share ownership structure as of the date of this annual report.

For additional information on our subsidiaries and PRC affiliated entities, see “Item 4.A. Information on the Company — History and Development of the Company.”

The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this annual report under “Item 10.H. Additional Information — Documents on Display.”

Technical Support and Consultancy Services Agreement, dated May 1, 2004. Under this agreement, Champion Technology provides Beijing Champion with exclusive technical support and consultancy services relating to Beijing Champion’s online education business. The services rendered by Champion Technology mainly include assisting in course creation and production, undertaking pre-paid study card production, advising on website design and maintenance, providing general technology support and technical personnel training, assisting in strategic planning and business development and establishing and implementing a customer service system. In return, Beijing Champion pays Champion Technology a monthly service fee, which is equal to Beijing Champion’s revenues less its cost of sales and operating and other expenses as approved by Champion Technology. In addition, Beijing Champion undertook not to approve its annual budget, or engage in any transactions that could materially affect Beijing Champion’s capital structure, assets, liabilities, rights or operations, without the prior written consent of Champion Technology. Champion Technology undertook to provide financial support at Beijing Champion’s request in a manner permitted by law. This agreement will automatically terminate on the date Beijing Champion ceases its operations.

Equity Pledge Agreements, entered into on May 1, 2004 and amended and restated on December 31, 2008. To secure the payment obligations of Beijing Champion under the technical support and consultancy services agreement described above, each of Beijing Champion’s shareholders, Mr. Zhu and Ms. Yin, pledged to Champion Technology his or her entire equity ownership interests in Beijing Champion pursuant to an Equity Pledge Agreement entered into on May 1, 2004, or the May 2004 Equity Pledge Agreement. In May 2008, Mr. Zhu and Ms. Yin contributed an additional RMB16.8 million ($2.5 million) to Beijing Champion as increased registered capital. In connection with such capital contribution to Beijing Champion, each of Mr. Zhu and Ms. Yin amended and restated his or her May 2004 Equity Pledge Agreement on December 31, 2008, or the Amended and Restated Equity Pledge Agreement. Each of the Amended and Restated Equity Pledge Agreements could only become effective, and replace the respective May 2004 Equity Pledge Agreement, after the pledge created thereunder is registered with SAIC or its local office. We successfully registered the pledge created under each of the Amended and Restated Equity Pledge Agreements with the Beijing office of SAIC on January 12, 2009. Upon the occurrence of certain events of default specified in the Amended and Restated Equity Pledge Agreements, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under such agreements, the pledgor may not transfer the pledged equity interests without the pledgee’s prior written consent. The agreements will also be binding upon successors of the pledgors and transferees of the pledged equity interests. The agreements may be terminated upon the discharge of Beijing Champion’s contractual obligations under the technical support and consultancy services agreement as described above.

Exclusive Purchase Rights Agreement, dated May 9, 2004. Pursuant to the exclusive purchase rights agreement entered into among CDEL Hong Kong, Beijing Champion and its shareholders, CDEL Hong Kong or any third-party designated by it has the right to acquire, in whole or in part, the respective equity interests in Beijing Champion of its shareholders when permitted by applicable PRC laws and regulations.

Courseware License Agreement, dated August 1, 2004. Pursuant to this agreement, Beijing Champion granted Champion Technology an exclusive license to use specific distance education and training courseware owned by Beijing Champion free of charge. Under this agreement, Champion Technology is granted the rights to use the courseware for the duration of its operating period.

Software License Agreement, dated May 20, 2007. Pursuant to this agreement, Champion Education Technology granted Beijing Champion a non-exclusive license to use the online course delivery platform for the duration of its operating period. In return, Beijing Champion pays Champion Education Technology a license fee equal to 30% of the total revenues generated from the use of the platform.

Courseware Production Entrustment Agreement, dated May 20, 2007. Pursuant to this agreement, Champion Education Technology provides Beijing Champion with services of editing, production, compilation, updating and maintenance of courseware. As consideration, Beijing Champion pays Champion Education Technology a fee calculated based on an hourly rate.

Letter of Undertaking from Beijing Champion’s Shareholders to Champion Technology, dated February 13, 2008. Pursuant to this letter addressed to Champion Technology, the shareholders of Beijing Champion undertook to, unless restricted by laws, regulations or legal procedures, (i) remit all dividends, interests, other distributions or remnant assets after liquidation, if any, they receive from Beijing Champion to Champion Technology without compensation, after paying the corresponding tax and any other required expenses, (ii) transfer all or part of their equity interests to CDEL Hong Kong at a nominal or minimal purchase price, in the event CDEL Hong Kong exercises its exclusive purchase right to acquire any or all of the equity interests in Beijing Champion, (iii) remit to Champion Technology all considerations they may receive from CDEL Hong Kong’s acquisition of any equity interests in Beijing Champion, without compensation, after paying the corresponding tax and any other required expenses and (iv) act in the best interest of Champion Technology.

Letter of Undertaking from Champion Technology to Beijing Champion, dated February 13, 2008. Pursuant to this letter, Champion Technology confirmed its obligation to provide financial support to Beijing Champion if Beijing Champion suffers any financial loss.

Declaration Letters, dated March 24, 2008. Pursuant to these letters, the shareholders of Beijing Champion acknowledged that the distribution of dividends in March 2005 in the amount of $0.7 million was a one-time distribution of all dividends accrued prior to the execution of the technical support and consultancy services agreement described above. The shareholders of Beijing Champion undertook that after the aforesaid one-time dividend distribution, they will, unless restricted by law, remit all dividends they may receive from Beijing Champion to Champion Technology after paying applicable tax and other required expenses.

Powers of Attorney, dated March 25, 2008. Pursuant to these powers of attorney, each shareholder of Beijing Champion authorized Champion Technology or any person it designates to (i) exercise all voting powers that such shareholder enjoys under the laws and the articles of association of Beijing Champion, including the sale, transfer or pledge, in whole or in part, of such shareholder’s equity interests in Beijing Champion; (ii) nominate and appoint, on behalf of such shareholder, the legal representative, directors, supervisors, general manager, and other senior management of Beijing Champion; (iii) execute the share transfer agreement as contemplated by the exclusive purchase rights agreement described above, and perform the equity pledge agreement and the exclusive purchase rights agreement described above; and (iv) authorize any third party to carry out any of the above actions. In addition, the shareholders undertook to refrain from exercising any of the above-mentioned rights.

Notice to Beijing Champion and its Shareholders, dated March 25, 2008. Pursuant to this notice, Champion Technology authorized Zhengdong Zhu to exercise all rights and powers granted by the powers of attorney described above.

Acknowledgement Letter to Champion Technology, dated March 25, 2008. Pursuant to this acknowledgement letter, the shareholders of Beijing Champion acknowledged that their contribution of RMB3.2 million ($0.5 million) to the registered capital of Beijing Champion prior to May 1, 2004 is subject to the equity pledge agreements described above.

Acknowledgement Letter to CDEL Cayman, dated March 25, 2008. Pursuant to this acknowledgement letter, the shareholders of Beijing Champion acknowledged their contribution of $0.5 million (equivalent to RMB3.2 million) to CDEL Hong Kong in May 2004.

For risks associated with our contractual arrangements with Beijing Champion and its shareholders, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

D. Property, Plant and Equipment

Our principal executive offices are located in approximately 2,495 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also lease approximately 3,619 square meters at the Xueyuan International Tower and 170 square meters at the Science and Trade Tower at No.2 Qinghuadonglu Road, Haidian District, Beijing, 100083, China. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward Looking Statements.” In evaluating our business, you should carefully consider the information provided under “Item 3.D. Key Information — Risk Factors.” We caution you that our business and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We offer a wide range of online education and test preparation courses and other related services and products. Our courses are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. We also offer test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. We further offer online foreign language courses. In addition to our online education courses, which accounted for 94.8%, 89.8% and 79.1% of our net revenues in the fiscal years ended September 30, 2006, 2007 and 2008, respectively, we also sell books and reference materials through third-party bookstores and distributors across China and, to a lesser extent, through our online bookstore and our offices in Beijing. We also provide course production services and platform production services for certain customers at their request, and provide in-person professional training for accounting firms.

To comply with PRC law, we have adopted a corporate structure whereby we operate our business through a series of contractual arrangements with Beijing Champion, a PRC entity owned by Zhengdong Zhu, our co-founder, chairman and chief executive officer, and his wife, Baohong Yin, our co-founder and deputy chairman. As a result, we do not enjoy direct equity ownership of Beijing Champion, our primary consolidated operating company. However, through these contractual arrangements, we effectively control Beijing Champion and its subsidiaries and consolidate its financial results in our consolidated financial statements, and thus references to “we,” “us,” “our company” and “our” refer not only to China Distance Education Holdings Limited and its subsidiaries, but also to Beijing Champion and its subsidiaries as the context requires. For a more detailed discussion of these contractual arrangements, see “Item 4.C. Information on the Company — Organizational Structure,” and for a detailed description of the regulatory environment for Internet-based businesses in China that necessitates our adoption of this structure, see “Item 4.B. Information on the Company — Business Overview — Regulations.” In addition, for a detailed description of the risks associated with our corporate structure and these contractual arrangements that support our corporate structure, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

We have experienced significant growth in our business in recent years. Our net revenues were $5.7 million, $11.8 million and $17.6 million in the fiscal years ended September 30, 2006, 2007 and 2008, respectively. Our net income was $49,000, $5.4 million and $4.0 million in the fiscal years ended September 30, 2006, 2007 and 2008, respectively. Our lower net income during the fiscal year ended September 30, 2006 resulted mainly from increased spending on marketing in that period. Our lower net income during the fiscal year ended September 30, 2008 resulted mainly from the $1.5 million share-based compensation expenses arising from our share options granted and restricted shares issued in the third and fourth quarters of the fiscal year ended September 30, 2008, the delayed revenue recognition for elite classes for certain rescheduled Accounting Professional Qualification Examinations caused by the May 2008 Sichuan earthquake, and additional expenses associated with being a U.S. public company in that period. As result of the repricing of our share options on December 2, 2008, we expect to recognize additional significant share-based compensation expenses for the remaining vesting period of the repriced share options including the fiscal year ended September 30, 2009. Our total course enrollments increased from approximately 326,000 for the fiscal year ended September 30, 2006 to over 504,000 and 743,000 for the fiscal years ended September 30, 2007 and 2008, respectively.

General Factors Affecting Our Results of Operations

We have benefited significantly from overall economic growth, the expansion of the professional education market and the increasing Internet and broadband penetration rate in China. Economic growth and increasing consumer consumption in China have contributed to a significant increase in spending on education. Furthermore, China’s integration into the global economy and growth in China’s professional services sector are driving demand for qualified talent in China, particularly in the areas of accounting, law, healthcare, construction engineering, information technology and financial services. We have also benefited from increasing Internet and broadband penetration rates in China, which have increased the acceptance of online education and training courses as an effective and convenient way for people to meet their educational and career development needs. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the Internet services industry and the online education industry in China, which in turn may adversely affect our results of operations.

Our results of operations may also be affected by other factors such as changes to the license, qualification, knowledge and skill requirements applicable to the various disciplines and professions covered by our online courses, and changes in the timing, content and difficulty, or perceived difficulty, of exams covered by our courses. Exams covered by our courses may also, from time to time, be discontinued or postponed for reasons beyond our control, which may impact our revenues in certain periods. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our financial performance and prospects could be affected by natural calamities or health epidemics.” We also typically experience lower revenues in the quarters ending December 31 and March 31 than in the quarters ending June 30 and September 30 due to the timing of exams covered by our courses. See “Net Revenues — Online Education Services” below and “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.” Our results of operations could also be impacted by fluctuations in exchange rates. See “Item 3.D. Key Information — Risk Factors — General Risks Relating to Conducting Business in China — Fluctuations in exchange rates could result in foreign currency exchange losses.” In addition, our results of operations could be impacted by share-based compensation granted under our share incentive plans. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — We may continue to grant share options and/or restricted shares under our current or future share incentive plans, or modify the terms of existing share options, which may continue to materially impact our future results of operations or result in dilution to our shareholders.”

Specific Factors Affecting Our Results of Operations

Our results of operations in any given period are also directly affected by company-specific factors, including:

•

Number of enrollments in our courses. Our ability to generate and grow our net revenues is primarily affected by our ability to increase the number of course enrollments. This in turn is driven by several factors, including governmental and industrial requirements for education and training in various professions and industries, recognition of our brand and services, Internet and broadband penetration rate, and the perceived effectiveness of online education and training courses as compared to traditional offline classroom programs. Government regulations requiring increased number of licensure and certification exams provide us with new market opportunities to develop new courses and to attract potential exam participants as our customers. Changes in exam content and knowledge requirements in certain industries and professions, and the increased difficulty, or perceived difficulty of certain exams covered by our online courses, may also contribute to growth in our course enrollments as more exam takers feel a stronger need to take exam preparation courses. Benefiting from the above driving factors, our total course enrollments increased from approximately 326,000 for the fiscal year ended September 30, 2006 to over 504,000 and 743,000 for the fiscal years ended September 30, 2007 and 2008, respectively. However, we may also, from time to time, experience a decrease in course enrollments in certain subject areas if there is a perception within those industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. For example, our Accounting Professional Qualification Examination course enrollments decreased from approximately 209,000 for the fiscal year ended September 30, 2007 to approximately 197,000 for the fiscal year ended September 30, 2008. This decrease occurred primarily because we experienced a significant increase in enrollments in these accounting courses during the fiscal year ended September 30, 2007 due to the fact that the relevant accounting exams covered by these courses at the time were undergoing changes in content and requirements, and many exam takers determined that enrolling in our online courses was important to their exam preparation efforts. In the subsequent period, as exam takers became more familiar with and less concerned about the new exam content and requirements, many exam takers opted not to take our courses, which resulted in a decrease in course enrollments of these courses. However, we expect overall demand for our courses to continue to increase, including for our accounting courses and especially for accounting continuing education, due to increasing numbers of individuals seeking to enter or obtain various qualifications applicable to the professions and industries covered by our courses and those seeking to fulfill regulatory requirements. Finally, any government decisions to scale back, postpone or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues.

•

Fees charged for our online courses. Our net revenues are also affected by the amount of fees we charge for our online courses, which depends on the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our courses and the income levels that our course participants expect to achieve upon passing the related licensure and certification exams. We may also experience pricing pressure as we expand our course offerings into new areas, or new segments and exams within existing areas that we cover, to attract new customers.

•

Our ability to expand the range of courses and other services. Our ability to address market needs in new areas, or in new segments and exams within existing areas we cover by expanding the range of our course offerings and other services, has a direct impact on our ability to maintain rapid growth in our course enrollments. Diversifying our sources of revenues also helps protect us from possible down-turns in certain industries or professions. To date, our accounting courses remain the largest and most important of all our course offerings in terms of revenues and numbers of course enrollments. Although we expect the accounting profession to remain a stable source of customers for our services due to the large and increasing number of industry participants and the existence of various qualifications exams and professional requirements in the industry, we have expanded and plan to continue to expand our course offerings to further grow our revenues, expand our brand and reputation into other areas, and provide a buffer against over-reliance on any one particular area. Over the past several years, we have developed our legal and healthcare course offerings and plan to further enhance the reputation of our other course offerings in the areas of construction engineering, information technology and other areas.

Net Revenues

We derive net revenues from the sale of online education services, books and reference materials, and other related products and services such as course production services, platform production services, in-person professional training to accounting firms, and accounting and tax consulting services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	Year Ended September 30,
	2006		2007		2008
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	5,371	94.8%	10,637	89.8%	13,900	79.1%
Books and reference materials	174	3.1%	484	4.1%	1,616	9.2%
Others	122	2.1%	725	6.1%	2,058	11.7%

Total net revenues	5,667	100.0%	11,846	100.0%	17,574	100.0%

Online Education Services

We derive most of our revenues from the provision of online education services. Our online education services consist of online professional education and test preparation courses, test preparation courses for self-taught learners pursuing higher education diplomas or degrees and secondary school and college students preparing for various academic and entrance exams, and language courses. Our professional training courses cover a wide range of industries, including accounting, law, healthcare, construction engineering, information technology and others.

We earn revenues from course fees paid by course participants enrolled in our online education courses. We recognize course fee payments as revenues pursuant to one of two types of revenue recognition models, the non-refundable course model and the refundable course model. The non-refundable course model represents our original revenue recognition model used for our courses since the start of our business, including for the three fiscal years ended September 30, 2006, 2007 and 2008. This revenue recognition model still applies to most of our current courses. For online courses with exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period from the date on which the course participants enroll in the courses to the completion date of the relevant exam when we close access to the relevant online course materials. With respect to courses without exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period during which the courses are delivered to the participants.

We adopted the refundable course model in the fiscal year ended September 30, 2007 to recognize revenues generated from our new “elite” classes, which were first introduced in November 2006. With our elite classes, course participants pay substantially higher course fees for more personal and tailored course-related services. After completing an elite class, if a participant fails to pass the exam subject that the course prepares him or her for, and certain pre-agreed conditions are met, the course participant is then entitled to a refund of the applicable course fee paid, which amount the course participant can choose to claim in the form of a cash refund or apply to future courses provided by us. For courses using the refundable course model, the proceeds from the refundable course model are initially recorded as refundable fees, and thereafter we recognize revenues upon the expiration of the course participants’ right to receive a refund or the right to retake the course.

Our premium classes are a new non-refundable course model we introduced in August 2008 for some of our most successful courses, such as courses for the accounting, legal and healthcare industries. Our premium class participants enjoy high-quality premium course-related support services similar to the elite class participants. However, premium course participants do not enjoy refund privileges. Instead, if a participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course and pay only 50% of the course fees. The participant is given this 50% discount only once, therefore, if he or she fails the relevant course examination again and wishes to retake the premium course for the third time, there is no discount provided at that time. To promote this new course model, we offered an initial 50% discount off the course fees for all participants who registered for the premium courses during the fiscal year ended September 30, 2008.

To enroll in our courses, course participants may choose to purchase pre-paid study cards from our distributors or to pay us through bank remittance, postage, online payment using credit or debit cards via external payment networks or cash at our offices. For course participants who have paid course fees by cash, by remittance through a bank or post office or by online payment using credit or debit cards via external payment networks, we provide them with a one-week trial period, applicable to most courses that we offer, commencing on the date course participants activate their subscription for the relevant course. If course participants decide within the one-week trial period that they no longer want to take the course, we will refund their course fees. The amount of one-week trial period course fee refunds was insignificant in the fiscal years ended September 30, 2006, 2007 and 2008. We begin to recognize revenues following the expiry of the one-week trial period.

For course participants who have paid course fees by purchasing our pre-paid study cards from our distributors, we do not offer any trial period. To use the face value on a pre-paid study card, course participants must activate the card by using an access code and password to transfer the face values on the card to their personal online registered accounts and register for the desired courses. We first introduced pre-paid study cards in January 2003. Our study cards are sold with expiration dates, typically set at two years from the print date of the card. Proceeds from the expired study cards that have never been activated are recognized as revenues upon expiration of the cards. For the fiscal years ended September 30, 2007 and 2008, respectively, we recognized revenue before business tax and related surcharges in connection with expired pre-paid study cards of approximately $0.3 million and $43,000, and nil in the fiscal year ended September 30, 2006 since none of the pre-paid study cards produced in that year had expired during that fiscal year. Once course participants activate the pre-paid study cards, the face values of the cards are added to their personal registered accounts and are no longer subject to expiration. We, at times, offer volume discounts to our distributors for purchases over a specified amount of pre-paid cards during a specified period of time, generally one year. These discounts are provided to distributors in the form of additional study cards with certain credit values. The after-discount prices of the study cards paid by the distributors to us are recognized as deferred revenue. Deferred revenue is subsequently recognized as revenues upon provision of the future services according to the applicable revenue recognition policy discussed above.

We have experienced seasonality and expect in the future to continue to experience seasonality in revenues related to the provision of our online education courses primarily due to seasonal changes in course enrollments and the timing of various exams. We typically open new courses to enrollment approximately six months before the relevant exam date. With respect to our non-refundable courses, we typically recognize revenues on a straight line basis over the subscription period from a course participant’s enrollment date to the examination completion date when we close access to the relevant online course materials. As a result, for non-refundable courses, we typically recognize higher revenues during the three months immediately prior to the examination dates. As the majority of our course participants take non-refundable courses relating to the main professional accounting exams, which are typically held in May and September, we historically have experienced higher revenues during the quarters ending June 30 and September 30 of each fiscal year. By contrast, we have historically experienced lower revenues in the quarters ending December 31 and March 31 due to the lower number of exams held during those periods. With respect to our refundable courses, we typically recognize revenues 15 days after the release of the relevant exam results when the participants’ applicable refund privileges expire. As a result, for refundable courses, we typically recognize higher revenues during the month when the 15-day period elapses. This seasonality factor may change in future periods if the timing of exams changes. In addition, as the mix of types of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams. We expect quarterly fluctuation in our revenues and results of operations to continue.

Books and Reference Materials

We primarily sell our own proprietary learning materials relating to accounting professional courses and exams through third-party bookstores and distributors and, to a lesser extent, directly through our online bookstore and at our offices in Beijing. We began selling books and reference materials in 2003. The sale of books and reference materials on topics related to our course subject matter complements our online course offerings, supplements the learning experience of our course participants, and helps build brand recognition and loyalty among our customers. The books and reference materials we sell are not compulsory for students taking the online course or the examination. In addition, our proprietary books help promote our expertise and reputation in the accounting field.

Our sales arrangements are evidenced by sales agreements with and purchase orders from distributors. We recognize revenues from the sale of books and reference materials when the four criteria as prescribed by U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104, or SAB 104, as discussed under “Critical Accounting Policies — Revenue Recognition” below are met. Prior to the fiscal year ended September 30, 2007, we sold books and reference materials to distributors on a consignment basis. Therefore, revenues for such transactions were recognized only when the products were sold to the end customers by the distributors. Beginning in the fiscal year ended September 30, 2007, as our reputation and market position became more established, we ceased to sell books and reference materials on a consignment basis. Instead, we sold such products to our major distributors and provided them with the right to return up to 5% of the unsold products. For various business reasons, we granted some major distributors credit terms, typically for over one year. In the fiscal year ended September 30, 2008, we did not sign any contracts with our distributors containing return rights and we granted some major distributors credit terms of less than one year. Due to the extended credit terms, revenue recognition for such sales is deferred until cash is collected from such major distributors.

We may at times sell our proprietary books and reference materials together with study cards with certain credit values. Prior to December 2007, we sold books and reference materials together with study cards that could be used to enroll in any online courses. Since December 2007, we have been selling a majority of our books and reference materials together with study cards that can only be used to enroll in particular online courses. We recognize revenues over the subscription period during which the online courses are available to the course participants or upon expiration of the cards, provided that all of the four criteria under SAB104 are met. For presentation purposes, the revenue recognized for multiple element transactions involving books and reference materials together with study cards that can be used to enroll in any online courses is allocated to online education services revenue based on the stated price of the study card relative to the total stated selling price of the multiple element transaction. The stated price of the study card and the total stated selling price of the multiple element transaction are substantive because a significant portion of our sales of online education services and multiple element arrangements are sold at their respective stated prices without granting a discount. The residual amount is allocated to books and reference materials revenue. The above methodology has been consistently applied for all years presented. On the other hand, the revenue recognized for multiple element transactions involving books and reference materials together with study cards that can only be used to enroll in particular online courses is allocated to online education services revenue and books and reference materials revenue based on the relative input costs of the particular courses and input costs of the books and reference materials to their total costs. The approach to allocating revenue for the multiple element transaction is rational and systematic because the costs incurred for the particular courses and the books and reference materials are verifiable inputs. Cost of books and reference materials include direct materials used for production of books, authorship fees and printing costs.

Others

We derive other net revenues from the provision of course production services, platform production services, tax and accounting consultancy services, in-person professional training for accounting firms and other products and services. Such sales arrangements are evidenced by individual sales agreements with customers. We generate course production revenues and platform production revenues by charging businesses and educational institutions and others for our services in the creation and production of customized courses and online platforms, respectively. We normally recognize revenues from the delivery of course production services and platform production services when the produced course materials and online platforms are accepted by the customers, respectively. However, from time to time, we enter into arrangements to provide multiple services to our customers such as developing the customer’s online platform to enable it to sell products through our website and charging an ongoing service fee. We apply EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” or EITF 00-21, to assess the separability of the deliverables. Since there is a lack of objective and reliable evidence of fair value of the deliverables, the whole transaction is accounted for as a single unit of accounting. Accordingly, the revenue from the transaction is recognized ratably over the term of the contract in accordance with SAB 104. We generate in-person professional training revenue when the training is delivered to the trainees.

Cost of Sales

Our cost of sales consists of cost of services and cost of tangible goods sold. The following table shows our cost of sales, gross profit and gross margin for the periods indicated.

	For the Year Ended September 30,
	2006		2007		2008
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net Revenues	5,667	100%	11,846	100.0%	17,574	100.0%
Cost of sales:
Cost of services	2,566	45.3%	3,553	30.0%	5,981	34.0%
Cost of tangible goods sold	147	2.6%	354	3.0%	818	4.7%

Total cost of sales	2,713	47.9%	3,907	33.0%	6,799	38.7%
Gross profit and gross margin[1]	2,954	52.1%	7,939	67.0%	10,775	61.3%

1	Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.

Cost of Services

Cost of services accounted for 47.8%, 33.4% and 43.0% of our online education services revenues in the fiscal years ended September 30, 2006, 2007 and 2008, respectively. Salaries for our tutors, course production technicians and other employees involved in the delivery of our products and services constituted the largest component of our cost of services. Fees paid to our course lecturers to produce our courses and provide in-person professional training to accounting firms constituted the second largest component of our cost of services. Other important components of our total cost of services include server management and bandwidth leasing fees paid to third-party providers. While the absolute amount of our cost of services continued to increase as our education services revenues grew, our cost of services as a percentage of net revenues decreased significantly in the fiscal year ended September 30, 2007 as we achieved economies of scale. Our cost of services as a percentage of net revenues increased significantly in the fiscal year ended September 30, 2008 as we incurred significant share-based compensation expenses due to our share options granted in the third quarter of the fiscal year ended September 30, 2008, and delayed revenue recognition for elite classes for certain rescheduled Accounting Professional Qualification Examinations caused by the May 2008 Sichuan earthquake.

Historically, fees paid to our lecturers to produce our courses constituted a large portion of our cost of services because we allocated significant resources to engage high-quality lecturers for our online courses and to increase the number of lecturers for our expanded course offerings. As our portfolio of courses became more established, our lecturer costs became lower as a percentage of net revenues. The number of lecturers actively producing courses for us was 293, 249 and 273 in the fiscal years ended September 30, 2006, 2007 and 2008, respectively. The decrease in the number of lecturers actively producing courses for us in the fiscal year ended September 30, 2007 resulted primarily from the expiration of our contracts with certain lecturers teaching higher education for self-taught learners courses. The increase in the number of lecturers actively producing courses for us in the fiscal year ended September 30, 2008 resulted primarily from our expanded course offerings and acquisition of Caikaowang. Leveraging the online medium, we are also achieving greater economies of scale as we are able to continuously increase our numbers of course participants without having to increase the number of our lecturers, which is a distinct advantage we enjoy over traditional offline schools and educational programs that are limited by traditional teacher-student classroom ratios. As a result, our fees paid to lecturers decreased as a percentage of our revenues in the fiscal years ended September 30, 2007 and 2008 as compared to the fiscal year ended September 30, 2006.

Our service-oriented approach is a critical component of our online education business model. Accordingly, our tutors and course production technicians also play an important role in our delivery of quality services. While our lecturers primarily conduct lectures through pre-recorded audio-visual media, our tutors play a more immediate frontline role in the provision of our course services. They answer questions from course participants by email or by telephone, usually within a 24-hour time period. Delivering this level of quality service and responsiveness requires us to continuously increase tutor headcount to keep pace with the growth in the numbers of course enrollments, and to allocate sufficient resources to retain the top performing tutors to maintain the overall high-quality of our tutoring services. The number of our tutors increased from 67 (including 24 part-time tutors) as of September 30, 2006, to 131 (including 50 part-time tutors) as of September 30, 2007 and to 183 (including 98 part-time tutors) as of September 30, 2008. To ensure a high quality learning experience, we also allocate resources to retain course production technicians capable of creating high quality audio-video course materials and other interactive features of our online courses.

As the number of our course enrollments increases, server management and bandwidth leasing fees will continue to increase in absolute terms and may fluctuate as a percentage of our cost of sales in relation to the fees we are required to pay to third-party Internet and bandwidth infrastructure providers.

Cost of Tangible Goods Sold

Book sales costs comprise the cost of purchasing from third parties books that we re-sell, as well as fees we pay to third-party book printing companies to produce our proprietary books and reference materials and other fees related to content creation for our books and reference materials.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses.

Selling Expenses

Selling expenses accounted for 29.6%, 10.8% and 13.9% of our net revenues in the fiscal years ended September 30, 2006, 2007 and 2008, respectively. Our selling expenses consist primarily of advertising and promotion expenses, salaries paid to our customer service staff, commissions paid to online agents, freight and delivery expenses related to our books and reference materials, and other selling expenses. Our selling expenses was 29.6% of our net revenues in the fiscal year ended September 30, 2006 as a result of increased spending on marketing to promote and generate interest in our new courses, and as part of our overall strategy at the time to raise our brand profile. Our selling expenses comprised 13.9% of our net revenues in the fiscal year ended September 30, 2008 as we incurred significant share-based compensation expenses due to our share options granted in the third quarter of the fiscal year ended September 30, 2008, and significant increase in commissions paid to online agents due to an increase in online sales of our courses.

The aggregate amount of salaries paid to our customer service staff has risen significantly as we recruited additional staff commensurate with the increase in the number of course enrollments and other customers. In the future, as we seek to reduce our reliance on sales of our pre-paid study cards through third-party sales agents, we expect to increase the number of our customer service staff to increase the portion of sales of our products and services conducted directly through our own customer service staff.

General and Administrative Expenses

Our general and administrative expenses accounted for 24.7%, 13.8% and 22.1% of our net revenues in the fiscal years ended September 30, 2006, 2007, and 2008, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, rental expenses, depreciation and amortization, and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office and entertainment expenses. Our general and administrative expenses was 22.1% of our net revenues in the fiscal year ended September 30, 2008 as we incurred significant share-based compensation expenses due to our share options granted and restricted shares issued in the third and fourth quarter of the fiscal year ended September 30, 2008, respectively, leased additional office space for business expansion, and incurred additional expenses associated with being a U.S. public company. We expect that in connection with the expansion of our business and costs associated with being a public company, including costs necessary to enhance our internal control, our general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs.

Share-based Compensation Expenses

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009, our 2008 Performance Incentive Plan, or the New Plan. An aggregate of 11,652,556 ordinary shares have been reserved for issuance under the Prior Plan. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plans.” As of September 30, 2008, there are outstanding options to purchase a total of 10,631,800 ordinary shares and as a result, we recorded share-based compensation expenses in the fiscal year ended September 30, 2008 in connection with the options granted. In the fiscal year ended September 30, 2008, we also recorded share-based compensation expenses in connection with restricted shares awarded to an independent director. The amounts of these share-based compensation expenses are set forth below:

	For the Years Ended September 30,
	2006	2007	2008
	$	$	$
	(in thousands)
Share-based compensation expenses:

Restricted shares awarded to an independent director	—	—	100

Options granted to employees and non-employees	—	—	1,379

As of September 30, 2008, the unamortized compensation expenses in connection with our outstanding options were $10.8 million.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

CDEL Hong Kong was incorporated in Hong Kong and does not conduct any substantive operations of its own. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2006, 2007, and 2008. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends by CDEL Hong Kong to us.

Enterprise Income Tax

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to an enterprise income tax, or EIT, at the statutory rate of 33%. However, certain types of foreign-invested enterprises and high and new technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatments. Under the then applicable PRC tax laws, each of our two PRC subsidiaries, Champion Technology and Champion Education Technology, and our affiliated PRC entity, Beijing Champion, had been granted preferential EIT treatment based on their status as foreign-invested enterprises and/or on their status as high and new technology enterprises operating in Beijing Zhongguancun Science Park. Specifically, Beijing Champion was granted an EIT exemption from January 1, 2001 to December 31, 2003 and a 50% reduction of the state EIT from January 1, 2004 to December 31, 2006. Champion Technology was granted an EIT exemption for the 2004 to 2006 calendar years and a 50% reduction of the state EIT for the 2007 to 2009 calendar years. Champion Education Technology was granted an EIT exemption for the 2007 to 2009 calendar years and a 50% reduction of the EIT for the 2010 to 2012 calendar years. Beijing Champion, Champion Technology and Champion Education Technology were also granted a preferential 15% EIT rate based on their status as high and new technology enterprises.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the top rate of EIT from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Champion Technology, an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment subject to the phase-out rules, under which it will continue to enjoy the 50% reduction of the EIT for the 2008 and 2009 calendar years. Champion Education Technology, an enterprise established after the promulgation date, was no longer entitled to its preferential treatment as of January 1, 2008. Thus, the previously granted EIT exemption for the 2007 to 2009 calendar years and a 50% reduction of the EIT for the 2010 to 2012 calendar years no longer apply due to the change in law described above as of January 1, 2008.

The New EIT Law and its implementing rules permit certain “high and new technology enterprises” to enjoy a reduced 15% EIT rate. However, the recently published qualification criteria for high and new technology enterprises are significantly higher than those prescribed by the old tax rules under which we had been granted such preferential treatment. Champion Education Technology will not be entitled to its 15% reduced tax rate and should be subject to the statutory 25% EIT rate as of January 1, 2008 because it does not qualify under the new criteria. Beijing Champion and Champion Technology have obtained qualification certificates of high and new technology enterprises under the New EIT Law recently with a valid period of three years starting from 2008 to 2010. Therefore, Beijing Champion will enjoy a reduced EIT rate of 15% starting from the calendar year of 2008. Champion Technology will enjoy a 15% reduced rate starting from the calendar year of 2010 in which its current tax holidays expire and enjoy an effective EIT rate of 7.5% during its current tax holidays for the 2008 and 2009 calendar years. The continued qualification of a high and new technology enterprise for calendar years of 2009 and 2010 will be subject to annual evaluation by the relevant government authority in China. In addition, Beijing Champion and Champion Technology will need to apply for an additional three-year extension upon the expiration of the current qualification certificates if they desire to continue to enjoy the 15% reduced tax rate. We cannot assure you that our PRC subsidiaries and affiliated entities will continue to qualify as high and new technology enterprises under the New EIT Law, nor can we assure you that the phase-out rules expected to be applied as described above will be applied in the same fashion in practice or be changed, potentially with retroactive effect. Our affiliated PRC entities Caikaowang and Champion Wangge are subject to the statutory 25% EIT rate under the New EIT Law.

As a Cayman Islands holding company, substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries through CDEL Hong Kong. The New EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for EIT purposes, if derived from profits generated after January 1, 2008, are subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Avoidance of Double Taxation Arrangement, dividends paid to shareholders residing in Hong Kong are subject to a reduced 5% rate of withholding tax provided the Hong Kong residents’ equity interests in the mainland dividend issuer is above 25%. We expect that a no more than 5% withholding tax will apply to dividends paid to us by our PRC subsidiaries through CDEL Hong Kong, but this treatment will depend on CDEL Hong Kong’s status as a non-resident enterprise of China and a resident of Hong Kong. In addition, our tax treatment will depend on our status as a non-resident enterprise. For detailed discussion of PRC tax issues related to resident enterprise status, see “Item 3.D. Key Information — Risk Factors — General Risks Relating to Conducting Business in China — Under China’s New EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” In addition, if the Avoidance of Double Taxation Arrangement is terminated, dividend payments by our PRC subsidiaries to CDEL Hong Kong will be subject to the higher 10% withholding tax rate.

Business Tax and Related Surcharges

We are subject to approximately 3% business tax and related surcharges on the revenues earned from provision of online education services, which are recognized net of all business tax and related surcharges. Our other services related revenues are subject to 3% to 5% business tax and related surcharges, which are also recognized net of all business tax and related surcharges. Such business tax and related surcharges net against revenues for the years ended September 30, 2006, 2007 and 2008 are approximately $0.2 million, $0.4 million, and $0.6 million, respectively. In addition, we are subject to 5% business tax on service fee received by Champion Technology and Champion Education Technology from Beijing Champion, which tax and surcharges are included in the cost of services.

Value Added Tax

In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is levied on the invoiced value of sales of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. VAT related to our books and reference materials sales amounted to approximately $50,000, $0.2 million and $0.3 million for the fiscal years ended September 30, 2006, 2007 and 2008, respectively. We are required to remit the VAT we collected to the tax authority, but may deduct the VAT we have paid on eligible purchases. To the extent that we paid more VAT than collected, the difference represents the net VAT recoverable balance at the balance sheet date. As of September 30, 2007 and 2008, there was no such VAT recoverable balance in our consolidated financial statements.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities on the date of each set of consolidated financial statements and the reported amounts of revenues and expenses during each financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates or changes in the facts or circumstances underlying our estimates and assumptions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on our judgment. When reviewing our consolidated financial statements, you should take into account:

•	our critical accounting policies discussed below;

•	the related judgments made by us and other uncertainties affecting the application of these policies;

•	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

•	the risks and uncertainties described under “Item 3.D. Key Information — Risk Factors.”

See Note 2 to our audited consolidated financial statements included in this annual report for additional information regarding our significant accounting policies.

Revenue Recognition

We recognize revenues from our services and sales of products when the following four criteria are met as prescribed by SAB 104: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

Online education services. Most of our revenues are earned through providing online education services to course participants. We have been providing online education services to our course participants pursuant to two types of revenue models — a non-refundable course model and a refundable course model. For online courses with exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period from the date on which the course participants enroll in the courses to the completion date of the relevant exam when we close access to the relevant online course materials. With respect to courses without exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period during which the courses are delivered to the participants. For online courses using the refundable course model, the proceeds from the refundable course model are initially recorded as refundable fees, and thereafter we recognize revenues upon the expiration of the course participants’ right to receive a refund or the right to retake the course.

In August 2008, to celebrate our initial public offering in the United States, we offered a promotional 50% discount, or the IPO Discount, to all participants who purchased online courses, except for those enrolling in elite classes, during the period from August 2008 to September 2008. In October and November 2008, we further extended the period of the IPO Discount for certain online course subjects to February 2009. In addition, we introduced a new course model named “premium class” for certain online courses in August 2008. Under the premium class model, if a participant fails to pass the exam subject that the courses prepare him or her for, and the participant reports within 30 days after the relevant exam score release date that he or she failed the exam subject, the course participant is entitled to a 50% discount to enroll in the same courses in the following year. We analyze whether the 50% discount offered under the premium class model represents a separate element of an arrangement that must be accounted for pursuant to EITF 00-21. For those participants who purchased or will purchase certain courses under the premium class model during the period from August 2008 to February 2009, they also enjoyed or will enjoy the 50% IPO Discount. As the 50% discount offered in the following year under the premium class model is not significant and incremental to the 50% IPO Discount, we concluded that the discount offered under the premium class model is not a separate element during the period from August 2008 to February 2009 pursuant to EITF 00-21.

Course participants can enroll in non-refundable courses via purchases of pre-paid study cards from our distributors, payment through bank remittance, postage, online payment using credit or debit cards via external payment networks or cash. Net proceeds received are recorded as deferred revenue. As an incentive, we sell to our distributors pre-paid study cards at a discount to the face value of the cards. Therefore, deferred revenue is recorded using the after-discount selling price of the cards upon the sale of the cards to distributors. The deferred revenue is recognized as revenues over the period the online course is available to course participants from the course participants’ enrollment date through the completion date of the relevant exam.

Our pre-paid study cards are sold with expiration dates, typically set at two years from the print date of the card. For the fiscal years ended September 30, 2007 and 2008, we had recognized income before business tax and related surcharges in connection with expired pre-paid study cards amounting to approximately $0.3 million and $43,000, respectively and nil in the fiscal year ended September 30, 2006. However, once the course participants activate the pre-paid study cards, the face values of the cards will be charged to their personal registered accounts and will no longer be subject to expiration. The after-discount prices of the study cards paid by the distributors to us are recognized as deferred revenue. Deferred revenue is subsequently recognized as revenues upon provision of the future services according to the applicable revenue recognition model discussed above.

Course participants can only enroll in refundable courses via payment through bank remittance, postage, online payment using credit or debit cards via external payment networks or cash. Proceeds received are recorded as refundable fees. For our elite classes, if course participants do not pass the exam and certain pre-agreed conditions are met, they have a choice to receive a full refund of course fees or to take the course over again. If course participants elect to take the course over again, the revenues would continue to be deferred. If course participants elect to take the refund, the related deferred revenue would then be reversed.

We may at times offer volume discounts to our distributors for purchases over a specified amount of pre-paid study cards over a specified period of time, generally one year. These discounts are provided to the distributors in the form of study cards with certain credit values. Because the amount of future rebates relating to these volume discounts cannot be reasonably estimated, a deferred revenue balance is recorded for the maximum potential amount of volume discount. If the amount of purchases specified in the volume discount provisions were not reached upon the expiry of the volume discount period, the deferred revenue relating to such volume discount is recognized as revenues over the remaining period during which the online courses are still available to the enrolled course participants. If the amount of purchases specified in the volume discount provisions were reached, the proceeds allocated to the study cards that are provided to the distributors as volume discount and activated by enrolled course participants are recognized as revenues over the coming period during which the online courses are available to the course participants. Proceeds allocated to the study cards that have never been activated for course enrollment are recognized as revenues upon expiration of the cards.

Books and reference materials. Prior to fiscal year ended September 30, 2007, we sold books and reference materials to distributors on a consignment basis. Therefore, revenues for such transactions were recognized only when the products were sold to the end customers. Beginning from the fiscal year ended September 30, 2007, we ceased to sell books and reference materials on a consignment basis. Instead, we sold such products to our major distributors and provided them with the right to return up to 5% of the unsold products. For various business reasons, we granted several major distributors credit terms, typically over one year. Although, from the inception of these types of extended payment term arrangements, we have not granted concessions under the original payment terms, we do not have enough history to demonstrate that we may not give concessions in the future due to the fact that extended payment arrangements with major distributors under the new sale arrangement were first entered into in the fiscal year ended September 30, 2007. Revenues relating to such sales are deferred until cash is collected from the distributors. In the fiscal year ended September 30, 2008, we did not sign any contracts with our distributors containing return rights and we granted some major distributors credit terms of less than one year.

We also sell our proprietary books and reference materials together with study cards. Prior to December 2007, we sold books and reference materials together with study cards that could be used to enroll in any online courses. Since December 2007, we have been selling a majority of our books and reference materials together with study cards that can only be used to enroll in particular online courses. We account for this arrangement in accordance with EITF 00-21. The sales of books together with study cards do not meet the separation criteria pursuant to EITF 00-21 due to the lack of objective and reliable evidence of fair value for the study cards. Therefore, the revenues relating to such arrangement are recognized as a combined unit of accounting over the subscription period the online course is available to course participants or upon expiration of the study cards, in accordance with SAB 104.

For presentation purposes, the revenue recognized for multiple element transactions involving books and reference materials together with study cards that can be used to enroll in any online courses is allocated to online education services revenue based on the stated price of the study card relative to the total stated selling price of the multiple element transaction. The stated price of the study card and the total stated selling price of the multiple element transaction are substantive because a significant portion of our sales of online education services and multiple element arrangements are sold at their respective stated prices without granting a discount. The residual amount is allocated to books and reference materials revenue. The above methodology has been consistently applied for all years presented. On the other hand, the revenue recognized for multiple element transactions involving books and reference materials together with study cards that can only be used to enroll in particular online courses is allocated to online education services revenue and books and reference materials revenue based on the relative input costs of the particular courses and input costs of the books and reference materials to their total costs. The approach to allocating revenue for these multiple element transactions is rational and systematic because the costs incurred for the particular courses and the books and reference materials are verifiable inputs.

Long-Lived Assets — Property, Plant and Equipment and Intangible Assets

Our accounting for long-lived assets, including property, plant and equipment, and intangible assets is described in Note 2 to our consolidated financial statements included in this annual report. Judgment is required to determine the estimated useful lives of assets. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

We evaluate our long-lived assets or asset group including intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows. There was no such impairment charge for the periods presented. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of any impairment charge and the related depreciation and amortization charges.

Income taxes

We follow the liability method of accounting for income taxes, which is described in Notes 2 and 15 to our consolidated financial statements included in this annual report. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in our income statement in the period that includes the enactment date. We consider current tax laws and our interpretation of them when we make our judgments, assumptions and estimates relative to current provision for income tax. We also assess a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than-not that some portion, or all, of the deferred tax assets will not be realized. Such evidence includes our estimates of future taxable income and tax planning strategies. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

Effective October 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” or FIN 48, which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Based on this assessment, as of September 30, 2008, we have recognized an approximately $0.3 million accrual for unrecognized tax benefits which is included in the account of “accrued expenses and other liabilities” and reflected as non-deductible expenses in the tax reconciliation. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. We will recognize, if any, interest related to unrecognized tax benefit in interest expense and penalties in other expenses. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

Inventory Obsolescence

We evaluate our inventory for impairment on a quarterly or more frequent basis whenever events or changes in circumstances — such as the levels of inventory versus customer requirements and obsolescence, the product life cycle status, and the aging analysis of the inventory — indicate that the carrying amount of inventories may not be fully recoverable. The evaluation also involves consideration of the market prices of inventories. At each balance sheet date, we identify inventories that are worth less than cost and write them down to lower of cost or market prices and the difference is expensed to our cost of sales for that period. Although we consider such write-down of inventories to be adequate and proper, different judgments or estimates could have resulted material differences in the amount and timing of any write-downs and the related amount expensed to our cost of sales.

Accounting for Series A Preferred Shares

In March 2007, CDEL Hong Kong issued 12,996,000 Series A convertible redeemable preferred shares, or preferred shares, at a per share price of $0.615553 to three investors, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited, for net proceeds of $7.9 million.

We classified the preferred shares as mezzanine equity as these preferred shares can be redeemed at the option of the holders on or after an agreed upon date.

The initial carrying value of the preferred shares is the issuance price of the preferred shares at the date of issuance. The holders of the preferred shares have the ability to convert the instrument into the CDEL Hong Kong’s ordinary shares starting from the initial issuance date. We firstly evaluated the embedded conversion option in the preferred shares to determine if there were any embedded derivatives requiring bifurcation. The conversion option of the preferred shares does not qualify for derivative accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded and therefore not readily convertible into cash.

We then evaluated whether a beneficial conversion feature exists by comparing the operable conversion price of preferred shares with the fair value of the ordinary shares at the commitment date, which EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” or EITF 98-5, defines as the date when an agreement as to terms has been reached and the investor is committed to purchase the convertible securities based upon those terms (that is, performance by the investor is probable because of sufficiently large disincentives for nonperformance). With the assistance of American Appraisal China Limited, or American Appraisal, an independent valuation firm, we conducted a retroactive valuation to determine the fair value of the ordinary shares. We chose not to employ a contemporaneous valuation method because prior to our decision to commence an initial public offering in the United States, we prepared our financial statements in accordance with PRC GAAP which, unlike US GAAP, did not have similar requirements for fair value measurements. Therefore, we did not conduct any share valuation or establish corresponding fair value measurements until required to do so in connection with our preparations for our initial public offering in the United States. In determining the value of our ordinary shares, we used a weighted average of equity value derived by using a combination of the market approach (guideline company method) and the income approach (discounted cash flow method). We applied an equal weight for both the market approach and income approach to arrive at the fair value for our equity value. There was no significant difference between the equity value derived using the market approach and the equity value derived using the income approach.

Market Approach — Guideline Company Method

For the market approach, we considered the market profile and performance of guideline companies with businesses similar to ours. To derive market multiples, we selected as our guideline companies for reference the following seven education companies that are publicly traded on securities markets in the United States: Apollo Group, Inc., Career Education Corporation, Corinthian Colleges, Inc., DeVry, Inc., ITT Educational Services, Inc., New Oriental Education & Technology Group, Inc. and Strayer Education, Inc. We then calculated the enterprise value to sales multiple and the enterprise value, or EV to earnings before interest, tax, depreciation and amortization, or EBITDA, multiple for the guideline companies. Due to the differences between our growth rate, profit margins and risks as compared to the guideline companies, certain price multiple adjustments were made, including growth and risk adjustment and profitability adjustment, in order to enhance the comparability between us and the seven guideline companies.

For both EV/Revenue and EV/EBITDA multiples, we applied a growth and risk adjustment to reflect the differences between our expected growth rate and risk level and those of the guideline companies. Such adjustment is based on the theory that the higher the expected growth is, the higher the price multiples should be. The growth and risk adjustment has also taken into account the different discount rates of our company and the guideline companies.

For EV/Revenue multiple, we also made a profitability adjustment based on our EBITDA margin and those of the guideline companies. If we achieve a better or worse profit margin than any of the guideline companies, we should have a higher or lower EV/Revenue multiple, respectively, than such guideline company. We used the 2007 adjusted median price multiples derived from the guideline companies in the valuation of our equity value.

Income Approach — Discounted Cash Flow Method

For the income approach, we utilized a discounted cash flow analysis based on our projected cash flows from 2007 through 2013, including among other things an analysis of projected revenue growth, gross margins, tax concessions, capital expenditures and working capital requirements. The financial projection used for income approach has incorporated the following milestone events we achieved prior to the valuation date of March 9, 2007:

•

The successful introduction of new elite classes in November 2006 contributed significantly to the growth of our online education services revenues by virtue of the much higher per course fees of such classes compared to our regular classes. Accordingly, we have allocated the additional revenue contribution from elite classes into our cash flow projection.

•

Our total net revenues grew significantly from $3.8 million in the fiscal year ended September 30, 2005 to $5.7 million in the fiscal year ended September 30, 2006. Our total course enrollments also increased from approximately 233,000 for the fiscal year ended September 30, 2005 to over 326,000 for the fiscal year ended September 30, 2006. The increasing trend of revenues and course enrollments was used as a base to project future revenues growth. We also expected that the continuing increase in revenues would result in economies of scale and improvement in operating profit margin.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earning growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions of prospective financial information used in deriving the fair values are consistent with our business plan. Other major assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

When applying the income approach, we used a discount rate of 18%, which was our estimated cost of capital. When calculating our cost of capital, we did not include the cost of debt based on our assumption that our long-term capital structure would most likely be debt-free. Our cost of equity was not based on the cost of our preferred shares because such shares were automatically converted into ordinary shares effective upon the consummation of our initial public offering. We derived our cost of equity by using the Capital Asset Pricing Model, after taking into account the systematic risks reflected in the share price movement of comparable companies, and the non-systematic risks specific to our company.

We also applied a 13% discount to our enterprise value derived by both market approach and income approach due to the lack of marketability of our shares to reflect the fact that there was no ready public market for our shares as we were a closely-held, private company. Ownership interests in closely-held companies are typically not readily marketable compared to similar public companies. Therefore, a share in a privately held company is usually worth less than an otherwise comparable share in a publicly-held company. When determining the discount for lack of marketability, the Black-Scholes Option Pricing Model was used. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. The option-pricing method was used because this method takes into account certain factors, including our size, timing of liquidity event and volatility of the share prices of comparable companies engaged in the same industry. Volatility of 35% was determined by using the median of volatility of the guideline companies used in the market approach.

We used the option-pricing method to allocate equity value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

Based on the above discussed retrospective valuation, we concluded that the fair value of ordinary shares was greater than the operable conversion price of preferred shares at the commitment date and the excess is greater than the proceeds received from the issuance of preferred shares. The fair value of our ordinary shares as of March 9, 2007 was $0.612455 per share. In accordance with EITF 98-5, if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the preferred shares, the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the preferred shares. Accordingly, the total proceeds were allocated to the beneficial conversion feature with a credit to additional paid-in capital upon the issuance of the preferred shares. All of the unamortized discount remaining at the date of conversion was immediately recognized as a reduction to net income attributable to ordinary shareholders.

Further, an accretion charge to increase the preferred shares’ carrying value to their expected redemption amount over the period from issuance to earliest redemption date is recorded as a reduction to net income available to ordinary shareholders using the interest method.

Share-based Compensation Expenses

In the fiscal year ended September 30, 2008 we granted to our employees and non-employees share-based compensation awards subject to graded vesting.

We accounted for share-based compensation awards granted to employees in accordance with Statement of Financial Accounting Standards, or SFAS No. 123R, “Share-based Payment” which requires that share-based payment transactions with employees be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. We recognize compensation expense over the vesting term on a straight-line basis with the amount of compensation expense recognized at any date not less than the portion of the grant-date value of the option vested at that date.

We accounted for share-based compensation awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” or EITF 96-18. Under SFAS 123R and EITF 96-18, we use the Black-Scholes Option Pricing Model method to measure the value of options granted to non-employees at the earlier of the commitment date or the date at which the non-employee’s performance is complete and recognized compensation expense using the accelerated method. Prior to the measurement date, non-employee share-based compensation is remeasured at its fair value at each financial reporting date with any changes in the fair value recorded in the consolidated statements of operations.

Share-based compensation awards which require the issuance of a variable number of shares to settle a fixed monetary amount are accounted for as liabilities in accordance with SFAS 123R and SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”

The fair value of our ordinary shares was determined to be approximately $2.5 per share as of April 18, 2008 and May 31, 2008, the dates when the options were granted to employees and non-employees, which fair value determination was made with reference to a transaction involving our ordinary shares the first closing of which occurred in April 2008 and the second closing of which occurred in May 2008. Specifically, in April 2008, Champion Shine sold an aggregate of 3,722,991 ordinary shares to Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Easerich Group Limited, a British Virgin Islands company owned and controlled by Ping Wei, our chief financial officer, at a price of $2.995966 per share for an aggregate purchase price of $11,153,954.5. In May 2008, Champion Shine sold an aggregate of 5,243,650 ordinary shares to Bertelsmann Asia Investments AG, a company organized under the laws of Switzerland at a price of $2.995966 per share for an aggregate purchase price of $15,709,797.0. Pursuant to the share purchase agreements for the April and May 2008 share sales, the purchase price per share paid by each of the four purchasers was or will be reduced by an amount equal to $2.995966 minus 80% of the initial public offering price as our initial public offering price was less than $3.7449575 per ordinary share as represented by ADS. In the event that a qualified public offering is not completed by December 31, 2008 for any reason, each of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Easerich Group Limited and Bertelsmann Asia Investments AG has a put option to sell to Champion Shine or Mr. Zhu all or any portion of the ordinary shares it purchased at a price equal to 120% of the original per share purchase price, compounding on a per annum basis to the payment date, provided that such put option must be exercised on or prior to December 31, 2009. For purposes of the put option, a qualified public offering means an offering in which we raise gross proceeds of no less than $70 million (excluding underwriting discount) and in which the offering price per ordinary share is no less than $1.846659, which is three times the original subscription price of our preferred shares. Our initial public offering was not considered a qualified public offering for purpose of the put option. With the assistance of American Appraisal, the $2.5 per share value of our ordinary shares was derived by us by deducting from the transaction price of $2.995966 an amount of approximately $0.5, which represented the fair value of the put option described above. No qualified public offering was completed by December 31, 2008.

Below are significant factors that we believe have contributed to the difference between the fair value of our ordinary shares as of March 9, 2007 and as of April 18, 2008:

•

the significant growth in our financial results for the third and fourth fiscal quarters ended June 30 and September 30, 2007, respectively, which growth was the main driver of (i) the increase in our total net revenues by 109.0% to $11.8 million in the fiscal year ended September 30, 2007 from $5.7 million in the fiscal year ended September 30, 2006, (ii) the increase in our gross profit by 168.8% to $7.9 million in the fiscal year ended September 30, 2007 from $3.0 million in the fiscal year ended September 30, 2006, and (iii) the increase in our net income to $5.4 million in the fiscal year ended September 30, 2007 from $49,000 in the fiscal year ended September 30, 2006;

•

the increase in our total net revenues by 40.8% to $5.2 million in the six months ended March 31, 2008, as compared to $3.7 million in the six months ended March 31, 2007, (ii) the increase in our gross profit by 49.1% to $3.0 million in the six months ended March 31, 2008, as compared to $2.0 million in the six months ended March 31, 2007, and (iii) the increase in our net income to $0.8 million in the six months ended March 31, 2008, as compared to $0.4 million in the six months ended March 31, 2007; and

•	the strengthening of our management team through the hiring of our new chief financial officer in March 2008.

We estimated the fair value of each option award to employees and non-employees using the Black-Scholes Option Pricing Model with assistance from American Appraisal. The volatility assumption was estimated based on the price volatility of the shares of seven education companies that are publicly traded on securities markets in the United States and selected by us as guideline companies because we were not a public company at the grant date and therefore did not have data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the options. The expected term was estimated based on the vesting, contractual terms and our expectation of exercise behavior of the option grantees. The risk-free rate was based on the market yield of China Sovereign Bonds denominated in US$ with maturity terms equal to the expected term of the option awards.

We are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” or SFAS 157, which establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively, with limited exceptions, as of the beginning of the fiscal year in which SFAS 157 is initially applied. We are currently assessing the impact, if any, that SFAS 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact, if any, that SFAS 159 will have on our financial statements.

On December 4, 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51,” or SFAS 160. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently assessing the impact, if any, that the adoption of SFAS 160 will have on our financial statements.

On December 4, 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations,” or SFAS 141(R). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R) an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment for certain specific items, including:

•	Acquisition costs will be generally expensed as incurred;

•	Non-controlling interests (formerly known as “minority interests”) will be valued at fair value at the acquisition date;

•

Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

•	In-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

•	Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

•	Charges in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141(R) also includes a substantial number of new disclosure requirements. The statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently assessing the impact, if any, that the adoption of SFAS141(R) will have on our financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities,” or SFAS 161, an amendment of FASB Statement No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently assessing the impact, if any, that the adoption of SFAS 161 will have on our financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS 162. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This new standard shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With General Accepted Accounting Principles.” We are currently assessing the impact, if any, that the adoption of SFAS 162 will have on our financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60,” or SFAS 163. The scope of SFAS 163 is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. We are currently assessing the impact, if any, that the adoption of SFAS 163 will have on our financial statements.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended September 30,
	2006		2007		2008
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	5,371	94.8%	10,637	89.8%	13,900	79.1%
Books and reference materials	174	3.1%	484	4.1%	1,616	9.2%
Others	122	2.1%	725	6.1%	2,058	11.7%

Total net revenues	5,667	100.0%	11,846	100.0%	17,574	100.0%
Cost of sales:
Cost of services	(2,566)	(45.3)%	(3,553)	(30.0)%	(5,981)	(34.0)%
Cost of tangible goods sold	(147)	(2.6)%	(354)	(3.0)%	(818)	(4.7)%

Total cost of sales	(2,713)	(47.9)%	(3,907)	(33.0)%	(6,799)	(38.7)%

Gross profit	2,954	52.1%	7,939	67.0%	10,775	61.3%
Operating expenses:
Selling expenses	(1,676)	(29.6)%	(1,285)	(10.8)%	(2,448)	(13.9)%
General and administrative expenses	(1,400)	(24.7)%	(1,638)	(13.8)%	(3,906)	(22.1)%

Total operating expenses	(3,076)	(54.3)%	(2,923)	(24.6)%	(6,354)	(36.2)%
Other operating income	—	—%	131	1.1%	209	1.2%
Other expense	—	—%	—	—%	(144)	(0.8)%

Operating (loss) income	(122)	(2.2)%	5,147	43.5%	4,486	25.5%
Interest (expense) income, net	(27)	(0.4)%	(5)	(0.1)%	176	1.0%
Exchange loss	—	—%	—	—%	(75)	(0.4)%
Equity in loss of an affiliated company	—	—%	—	—%	(64)	(0.4)%

(Loss) income before income taxes	(149)	(2.6)%	5,142	43.4%	4,523	25.7%
Income tax benefit (expenses)	198	3.5%	307	2.6%	(526)	(3.0)%

Net income	49	0.9%	5,449	46.0%	3,997	22.7%

Fiscal Year Ended September 30, 2008 Compared to Fiscal Year Ended September 30, 2007

Net Revenues

Our total net revenues increased by 48.4% to $17.6 million in the fiscal year ended September 30, 2008 from $11.8 million in the fiscal year ended September 30, 2007, as a result of significant growth in sales of our online education services, books and reference materials, and other products and services.

Online education services. Net revenues from our online education services increased by 30.7% to $13.9 million in the fiscal year ended September 30, 2008 from $10.6 million in the fiscal year ended September 30, 2007. This increase was primarily due to overall growth in the total number of our course enrollments to over 743,000 in the fiscal year ended September 30, 2008 from over 504,000 in the fiscal year ended September 30, 2007. Our accounting courses continued to account for the majority of our course enrollments at 581,000 in the fiscal year ended September 30, 2008 while enrollments in our test preparation courses for self-taught learners and our healthcare courses, and enrollments in our exclusive training courses for information technology contests held by the Ministry of Education, also increased. In particular, this increase was primarily due to approximately $0.7 million, $0.9 million and $1.4 million of revenues generated from our new CPA Qualification Examination elite classes, accounting continuing education courses, and healthcare courses, respectively. Our revenue growth rate in the fiscal year ended September 30, 2008 was partially impacted by delayed revenue recognition for elite classes for certain rescheduled Accounting Professional Qualification Examinations caused by the May 2008 Sichuan earthquake. In addition, our Accounting Professional Qualification Examination course enrollments decreased from approximately 209,000 for the fiscal year ended September 30, 2007 to approximately 197,000 for the fiscal year ended September 30, 2008. This decrease occurred primarily because we experienced a significant increase in enrollments in these accounting courses during the fiscal year ended September 30, 2007 due to the fact that the relevant accounting exams covered by these courses at the time were undergoing changes in content and requirements, and many exam takers determined that enrolling in our online courses was important to their exam preparation efforts. In the subsequent period, as exam takers became more familiar with and less concerned about the new exam content and requirements, many exam takers opted not to take our courses, which resulted in a decrease in enrollments in these courses.

Books and reference materials. Net revenues from our sales of books and reference materials increased by 233.9% to $1.6 million in the fiscal year ended September 30, 2008 from $0.5 million in the fiscal year ended September 30, 2007. The increase in our books and reference materials revenues was due primarily to an overall increase in the volume of our sales of books and reference materials. In the fiscal year ended September 30, 2007, we sold such books and reference materials to our major distributors and provided them with the right to return up to 5% of the unsold products. For various business reasons, we granted some major distributors credit terms, typically for over one year. In the fiscal year ended September 30, 2008, we did not sign any contracts with our distributors containing return rights and we granted some major distributors credit terms of less than one year. Due to the extended credit terms, revenue recognition for such sales is deferred until cash is collected from such major distributors.

Others. Our other net revenues increased to $2.1 million in the fiscal year ended September 30, 2008 from $0.7 million in the fiscal year ended September 30, 2007, primarily due to revenues generated from our in-person professional training for accounting firms, course production services and platform production services. By virtue of our industry expertise, we often utilize spare capacity that we may from time to time have to undertake such education-related production services, although we do not view this as a core component of our business or growth strategy. Other revenues also included sales of our tax and accounting related services through our www.chinaacc.com website and, to a lesser extent, other value-added services offered through our websites.

Gross Profit

Our gross profit increased by 35.7% to $10.8 million in the fiscal year ended September 30, 2008 from $7.9 million in the fiscal year ended September 30, 2007. Our gross margin decreased to 61.3% in the fiscal year ended September 30, 2008 from 67.0% in the fiscal year ended September 30, 2007. The decrease in gross margin was primarily driven by the $0.7 million share-based compensation expenses we incurred in the fiscal year ended September 30, 2008 arising from our share options granted in the third quarter of fiscal 2008, the delayed revenue recognition for elite classes for certain rescheduled Accounting Professional Qualification Examinations caused by the May 2008 Sichuan earthquake, and an increase in our product mix of the lower margin books and reference materials revenue and lower margin in-person training revenue from the accounting firms.

As the number of course enrollments increased, the number of our tutors increased to 183 (including 98 part-time tutors) as of September 30, 2008 from 131 (including 50 part-time tutors) as of September 30, 2007 to provide better service to our course participants, and our server management and bandwidth leasing fees also increased to handle larger traffic and course lecture download volume. We also experienced an increase in the number of tutors partially due to our acquisition of Caikaowang in the fiscal year ended September 30, 2008. To ensure a high quality learning experience, we also allocate resources to retain course production technicians capable of creating high quality audio-video course materials and other interactive features of our online courses.

Operating Expenses

Our operating expenses increased by 117.4% to $6.4 million in the fiscal year ended September 30, 2008 from $2.9 million in the fiscal year ended September 30, 2007, primarily as a result of significant share-based compensation expenses arising from our share options granted and restricted shares issued in the third and fourth quarter of the fiscal year ended September 30, 2008, respectively, the significant increase in commissions paid to online agents, an increase in our general and administrative expenses relating to office rents, staff salaries, and additional expenses associated with being a U.S. public company.

Selling expenses. Our selling expenses increased by 90.5% to $2.4 million in the fiscal year ended September 30, 2008 from $1.3 million in the fiscal year ended September 30, 2007. This increase resulted primarily from the $0.2 million share-based compensation expenses we incurred in the fiscal year ended September 30, 2008, and the increased commissions paid to our online agents due to an increase in online sales of our courses. The aggregate amount of salary expense attributable to our customer service staff also rose significantly as we added more staff to provide better service to our course participants and other customers.

General and administrative expenses. Our general and administrative expenses increased by 138.5% to $3.9 million in the fiscal year ended September 30, 2008 from $1.6 million in the fiscal year ended September 30, 2007. The increase in our general and administrative expenses in the fiscal year ended September 30, 2008, is partially due to $0.6 million attributable to the share-based compensation expenses we incurred in the fiscal year ended September 30, 2008 and $0.6 million attributable to the non-share-based compensation and benefit amounts for our administrative staff incurred in the fiscal year ended September 30, 2008 primarily as a result of increased headcount and salaries, which increased our overall expenses. Our rental and utilities expenses increased to $0.8 million in the fiscal year ended September 30, 2008 from $0.3 million in the fiscal year ended September 30, 2007 primarily as a result of the lease of additional office space as we expanded our business and headcount. Our depreciation and amortization expense also increased to $0.4 million in the fiscal year ended September 30, 2008 from $0.2 million in the fiscal year ended September 30, 2007. Most of our other components of general and administrative expenses also increased due to us becoming a U.S. public company.

Other Operating Income

In the fiscal year ended September 30, 2008, we had other operating income of $0.2 million from a one-time small and medium enterprise development fund grant we received from a local government authority. The designated use of the fund is to further improve our Internet-based interactive distance education platform. The grant of the fund is not conditioned on any ongoing restrictions, limitations or obligations on us or our shareholders, directors or officers. We did not have such income in the fiscal year ended September 30, 2007.

Other expense

In the fiscal year ended September 30, 2008, we made a $0.1 million donation to a charitable fund to assist students affected by the May 2008 Sichuan earthquake, which we recorded as an other expense.

Income taxes

Income tax expense for the fiscal year ended September 30, 2008 was $0.5 million, compared with an income tax benefit of $0.3 million in the fiscal year ended September 30, 2007. This change from tax benefit to tax expense was primarily due to discontinuation of preferential tax treatments of certain PRC subsidiaries and affiliated entities upon effectiveness of the new EIT law on January 1, 2008.

Net Income

As a result of the above factors, our net income decreased to $4.0 million in the fiscal year ended September 30, 2008 from $5.4 million in the fiscal year ended September 30, 2007. The decrease was primarily due to the $1.5 million share-based compensation expenses we incurred in the fiscal year ended September 30, 2008.

Fiscal Year Ended September 30, 2007 Compared to Fiscal Year Ended September 30, 2006

Net Revenues

Our total net revenues increased by 109.0% to $11.8 million in the fiscal year ended September 30, 2007 from $5.7 million in the fiscal year ended September 30, 2006, as a result of significant growth in sales of our online education services, books and reference materials, and other products and services.

Online education services. Net revenues from our online education services increased by 98.0% to $10.6 million in the fiscal year ended September 30, 2007 from $5.4 million in the fiscal year ended September 30, 2006. This increase was primarily due to overall growth in the total number of our course enrollments to over 504,000 in the fiscal year ended September 30, 2007 from over 326,000 in the fiscal year ended September 30, 2006. Our accounting courses continued to account for the majority of our course enrollments at 445,000 in the fiscal year ended September 30, 2007 while enrollments in our test preparation courses for self-taught learners and our healthcare courses also increased. In particular, we experienced a significant increase in enrollments in our core accounting courses due to the fact that the relevant accounting exams covered by our courses at the time were undergoing changes in content and requirements, and many exam takers determined that enrolling in our online courses was important to their exam preparation efforts. The successful introduction of our new elite classes in November 2006 also contributed significantly to the growth of our online education services revenues in the fiscal year ended September 30, 2007 by virtue of their much higher per course fees.

Books and reference materials. Net revenues from our sales of books and reference materials increased by 178.2% to $0.5 million in the fiscal year ended September 30, 2007 from $0.2 million in the fiscal year ended September 30, 2006. The significant increase in our books and reference materials revenues was due primarily to an overall increase in the volume of our sales of books and reference materials. In addition, there was also a change in our sales policy with our third-party distributors. Prior to the fiscal year ended September 30, 2007, we sold books and reference materials to distributors on a consignment basis. Therefore, revenues for such transactions were recognized only when the products were sold to the end customers by the distributors. Beginning from the fiscal year ended September 30, 2007, as our reputation and market position became more established, we ceased to sell books and reference materials on a consignment basis. Instead, we sold such products to our major distributors and provided them with the right to return up to 5% of the unsold products. For various business reasons, we granted some major distributors credit terms, typically for over one year. Due to the extended credit terms, revenue recognition for such sales is deferred until cash is collected from such major distributors.

Others. Our other net revenues increased to $0.7 million in the fiscal year ended September 30, 2007 from $0.1 million in the fiscal year ended September 30, 2006. This was primarily due to a significant increase in revenues generated from our course production services, which increased to $0.5 million in the fiscal year ended September 30, 2007 from a very low base of $10,000 in the prior fiscal year. This increase was the result of various contracts with education institutions to produce higher education self-taught learners courses and information technology training courses. Other revenues also included sales of our tax and accounting related services through our www.chinaacc.com website and, to a lesser extent, other value-added services offered through our websites.

Gross Profit

Our gross profit increased by 168.8% to $7.9 million in the fiscal year ended September 30, 2007 from $3.0 million in the fiscal year ended September 30, 2006. Our gross margin increased to 67.0% in the fiscal year ended September 30, 2007 from 52.1% in the fiscal year ended September 30, 2006. This increase in our gross margin was primarily due to our ability to increase revenues generated from our online education services at a much faster pace than the increase in the cost to deliver those services. While the number of our tutors increased to 131 (including 50 part-time tutors) as of September 30, 2007 from 67 (including 24 part-time tutors) as of September 30, 2006 to support the growth in number of course participants and our server management and bandwidth leasing fees also increased to handle larger traffic and course lecture download volume, our course lecturer fees only increased by $71,000. This was primarily because, after significantly increasing course offerings in the fiscal year ended September 30, 2006, in the fiscal year ended September 30, 2007, the number of lecturers actively producing courses for us went down from 293 in the fiscal year ended September 30, 2006 to 249 in the fiscal year ended September 30, 2007.

Our revenues from sales of books and reference materials also grew faster than our book-related costs contributing to higher margins from our books and reference materials revenues.

Operating Expenses

Our operating expenses declined by 5.0% to $2.9 million in the fiscal year ended September 30, 2007 from $3.1 million in the fiscal year ended September 30, 2006 primarily as a result of a substantial decrease in our selling expenses.

Selling expenses. Our selling expenses decreased by 23.3% to $1.3 million in the fiscal year ended September 30, 2007 from $1.7 million in the fiscal year ended September 30, 2006. This decrease resulted primarily from decreased spending on marketing. We plan to increase our advertising and promotion expenditures in future periods to further promote our brand and in connection with the launch of new courses and services, but we expect these expenses to increase at a slower rate than the increase in our revenues. The aggregate amount of salary expense attributable to our customer service staff has risen steadily on an aggregate basis as we have sought to add headcount commensurate with our increasing number of course participants and other customers.

General and administrative expenses. Our general and administrative expenses increased slightly by 17.0% to $1.6 million in the fiscal year ended September 30, 2007 from $1.4 million in the fiscal year ended September 30, 2006. Overall compensation and benefit amounts for our administrative staff increased to $0.7 million in the fiscal year ended September 30, 2007 from $0.6 million in the fiscal year ended September 30, 2006 primarily as a result of increased headcount, which increased our overall expenses. Our depreciation and amortization expense also increased to $0.2 million in the fiscal year ended September 30, 2007 from $0.1 million in the fiscal year ended September 30, 2006. Most of our other components of general and administrative expenses also increased. However, these increases were offset by a significant decrease in our rental and utilities expenses to $0.3 million in the fiscal year ended September 30, 2007 from $0.4 million in the fiscal year ended September 30, 2006 primarily as a result of the purchase of our main offices in Beijing and the resulting decrease in rental expense for that location.

Other Operating Income

In 2005, we entered into a contractual arrangement with a magazine publication whereby we acquired the right to use advertising space in such magazine for a period of 10 years. In July 2007, we sold the advertising rights to a third-party in return for $0.3 million which resulted in a gain of approximately $0.1 million, net of sales tax.

Net Income

As a result of the above factors, our net income increased to $5.4 million in the fiscal year ended September 30, 2007 from $49,000 in the fiscal year ended September 30, 2006.

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through internally generated cash and bank loans. In the fiscal year ended September 30, 2007, we received $7.9 million in proceeds from the issuance of our preferred shares. In the fiscal year ended September 30, 2008, we completed our initial public offering, raising net proceeds of $52.5 million (net of underwriter discount and issuance costs paid and payable). As of September 30, 2007 and September 30, 2008, we had approximately $7.1 million and $66.2 million in cash and cash equivalents, respectively. As of September 30, 2008, our cash and cash equivalents primarily consisted of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. In October 2008, we invested approximately $55 million in AAA rated money market funds. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the net proceeds we received from our initial public offering.

In addition, on November 20, 2008, we announced the adoption by our board of directors of a share repurchase program. Under the approved program, we are authorized to repurchase up to $10 million worth of our issued and outstanding ADSs from time to time in open market transactions on the NYSE (or NYSE Arca, prior to February 4, 2009). The repurchases will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to Rule 10b-18 and a 10b5-1 plan (the 10b5-1 plan allows us to repurchase our ADSs during periods in which we may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of our ADSs and other factors. We expect to implement this share repurchase program over the 12 months starting from November 20, 2008, in a manner consistent with market conditions and the interest of our shareholders. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The program may be suspended or discontinued at any time. As of December 31, 2008, we had repurchased an aggregate of 147,400 ADSs, representing 589,600 ordinary shares, on the open market for a total cash consideration of $0.5 million. We do not expect any share repurchases carried out under the share repurchase program to have a material impact on our liquidity or capital resources.

The following table summarizes our cash flows in the fiscal years ended September 30, 2006, 2007 and 2008:

	For the Year Ended September 30,
	2006	2007	2008
	$	$	$
	(In thousands)
Net cash generated from operating activities	1,350	6,961	9,064
Net cash used in investing activities	(1,007)	(3,913)	(3,093)
Net cash (used in) generated from financing activities	(787)	3,232	52,538
Exchange rate effect to cash and cash equivalents	19	136	608

Net (decrease) increase in cash and cash equivalents	(425)	6,416	59,117
Cash and cash equivalents at beginning of the year	1,115	690	7,106

Cash and cash equivalents at end of the year	690	7,106	66,223

CDEL Cayman, our ultimate holding company, relies principally on dividends and other distributions on equity paid by our PRC subsidiaries for its cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. See Note 14 to our consolidated financial statements included in this annual report.

Operating activities

Net cash generated from operating activities was $9.1 million in the fiscal year ended September 30, 2008, compared to $7.0 million and $1.4 million in the fiscal years ended September 30, 2007 and 2006, respectively. Net cash generated from operating activities in the fiscal year ended September 30, 2008 was primarily attributable to (i) our net income of $4.0 million, (ii) an increase in our deferred revenue and refundable fees of $3.4 million. The significant increase in refundable fees and deferred revenue is attributable to delayed revenue recognition for elite classes for certain rescheduled Accounting Professional Qualification Examinations caused by the May 2008 Sichuan earthquake, 50% discount off of our regular classes and new premium classes offered to celebrate our successful listing on NYSE Arca and to promote our new premium course model which attracts more participants, and (iii) an increase in accrued expenses and other liabilities of $0.9 million. The increase in operating cash flow was partially offset by an increase in accounts receivable, and prepayments, deposits and other assets of $0.6 million and $1.2 million, respectively.

Net cash generated from operating activities in the fiscal year ended September 30, 2007 was primarily attributable to (i) our net income of $5.4 million and (ii) an increase in our deferred revenue and refundable fees of $2.5 million. The increase in operating cash flow was partially offset by an increase in accounts receivable, inventories and deferred costs of $0.1 million, $0.2 million and $0.2 million, respectively.

Net cash generated from operating activities in the fiscal year ended September 30, 2006 was primarily attributable to (i) an increase in our deferred revenue and refundable fees of $0.8 million and (ii) an increase in our accrued expenses and other liabilities of $0.4 million. The increase in operating cash flow was partially offset by an increase in inventories of $0.2 million.

Investing activities

Net cash used in investing activities was $3.1 million in the fiscal year ended September 30, 2008, compared to $3.9 million and $1.0 million in the fiscal years ended September 30, 2007 and 2006, respectively. Net cash used in investing activities in the fiscal year ended September 30, 2008 was primarily attributable to (i) our acquisition of Caikaowang in the amount of $0.7 million, and (ii) the purchase of property, plant and equipment, and other equipment in the amount of $1.8 million.

Net cash used in investing activities in the fiscal year ended September 30, 2007 was primarily attributable to (i) the purchases of the ownership rights to our offices in Beijing, electronic and office equipment, and other equipment in the amount of $3.2 million and (ii) our deposit payments for the purchase of property, plant and equipment and domain names in the amount of $0.8 million to support our expanded operations.

Net cash used in investing activities in the fiscal year ended September 30, 2006 was primarily attributable to (i) the purchase of electronic and office equipment, and other equipment in the amount of $0.3 million and (ii) our deposit payments for the purchase of property, plant and equipment and domain names in the amount of $0.4 million.

Financing activities

Net cash generated from financing activities was $52.5 million in the fiscal year ended September 30, 2008, compared to net cash generated from financing activities of $3.2 million and net cash used in financing activities of $0.8 million in the fiscal years ended September 30, 2007 and 2006, respectively. Net cash generated from financing activities in the fiscal year ended September 30, 2008 was primarily attributable to the proceeds from our initial public offering of $52.5 million (net of underwriter discount and issuance costs paid and payable). The increase in cash flow was partially offset by the full repayment of short-term bank borrowings and long-term bank borrowings of $0.4 million and $0.5 million, respectively.

Net cash generated from financing activities in the fiscal year ended September 30, 2007 was primarily attributable to (i) the net proceeds from the issuance of the preferred shares in the amount of $7.9 million and (ii) the proceeds of a short-term bank borrowing of $0.4 million. The increase in cash flow was partially offset by the repurchase and cancellation of 8,123,000 ordinary shares of CDEL Hong Kong for $5.0 million.

Net cash used in financing activities in the fiscal year ended September 30, 2006 was primarily attributable to (i) our repayment of long-term bank borrowings in the amount of $44,000, and (ii) the payment of dividends declared in 2005 out of Beijing Champion’s profit accumulated through April 30, 2004 in the amount of $0.7 million to the shareholders of Beijing Champion.

We believe that our current cash and cash equivalents, anticipated cash flows from operations and the net proceeds from our initial public offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for 18 months following the date of this annual report. We do not anticipate that our current expansion plans will require significant capital commitments due to the scalability of our business model. We do not invest in costly physical classroom space. Our online course platform can support significant growth in course enrollments and is easily adapted for the addition of new courses. We do, however, expect to spend money on the further development of our “Chinaacc” brand and other brands in the disciplines for which we offer courses. We do not expect our short-term and long-term cash requirements to be materially different.

Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include, for example, our sales performance, ability to control costs and expenses, and choice of financing arrangements. Any changes in the significant factors affecting our revenues from online education services may cause material fluctuations in our cash generated from operations. See “Operating Results — Overview — Specific Factors Affecting Our Results of Operations” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

Capital Expenditures

We incurred capital expenditures of $1.0 million, $3.9 million, and $3.1 million in the fiscal years ended September 30, 2006, 2007 and 2008, respectively. The significant increase in our capital expenditures in the fiscal year ended September 30, 2007 related primarily to our purchase of the ownership rights to our offices in Beijing, as well as expenditures on electronic and office equipment, domain names and other equipment for our operations. The significant amount of capital expenditures in the fiscal year ended September 30, 2008 related primarily to our purchase of Caikaowang as well as expenditures on property, plant and equipment. From time to time, we may evaluate and make investments, acquisitions or divestments.

Inflation

Inflation in China has not had a material impact on our results of operations to date. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 1.5%, 4.8% and 5.9% in the years 2006, 2007 and 2008, respectively. In February 2009, the change in China’s Consumer Price Index decreased to minus 1.6%.

C. Research and Development

Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from October 1, 2006 to September 30, 2008 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not currently have, and do not expect in the future to have, any outstanding off-balance sheet arrangements or commitments. In our ongoing business, we do not plan to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2008:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands of $)
Operating lease obligations	3,646	758	1,504	1,384	—

Our operating lease obligations relate to our leased office spaces in Beijing, China. These office leases expire at different times over the period from the date of this annual report through 2013, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

In June 2008, Beijing Champion and a third party unrelated to us or our affiliates formed a joint venture named Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge. Beijing Champion invested RMB30.0 million ($4.4 million) for a 69.8% equity interest in Champion Wangge. According to Champion Wangge’s articles of association dated June 16, 2008, the remaining 30.2% equity interest in the joint venture will be issued to the other joint venture partner when it contributes certain intangible assets into the joint venture prior to June 16, 2010. The other joint venture partner later on decided not to make its investment into Champion Wangge. On January 9, 2009, the shareholders of Champion Wangge approved the reduction of Champion Wangge’s registered capital to RMB30.0 million ($4.4 million) and the amendment of Champion Wangge’s articles of association in connection therewith. Champion Wangge is now in the process of completing the relevant approval procedures for the reduction of its registered capital. After the reduction of its registered capital, Champion Wangge will become a wholly owned subsidiary of Beijing Champion. Champion Wangge will provide online courses covering primary and secondary education subjects and has no material operations to date.

Indebtedness

We currently have no indebtedness, and had no indebtedness as of September 30, 2008.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, the People’s Republic of China.

Name	Age	Position
Zhengdong Zhu	40	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	41	Deputy Chairman of the Board of Directors
Hongfeng Sun	42	Senior Vice President, Director
Xiaoshu Chen	45	Independent Director
Annabelle Yu Long	36	Director
Liankui Hu	58	Independent Director
Carol Yu	46	Independent Director
Ping Wei	37	Chief Financial Officer

Zhengdong Zhu is co-founder, chairman of the board and chief executive officer of our company and is responsible for the overall management operations and strategic direction of our company. Prior to co-founding our company, Mr. Zhu worked at the Beijing Huake Hi-Tech Co., Ltd, a communications products and computer facilities company, as an engineer, manager of network department and vice general manager in charge of marketing and sales from 1995 to 1998. From 1989 to 1995, Mr. Zhu worked as an engineer in the area of electronic communications technology at the research department of North China Institute of Electro-Optics Technology. Mr. Zhu graduated from the Radio Engineering Department of the Southeast University in China with a bachelor’s degree in radio engineering in 1989, and obtained a graduate certificate from the management science department in Sichuan University in China in 2001. Mr. Zhu and Baohong Yin, our director and deputy chairman, are husband and wife.

Baohong Yin is co-founder, director and deputy chairman of our company. From 1989 to 2004, Ms. Yin worked as engineer, vice director of laboratory, senior engineer, director of laboratory and vice-general engineer at Beijing Uni-Construction Dadi Concrete Building Components Co., Ltd (previously known as Beijing Residential Construction Component Manufacturer). Ms. Yin graduated in 1989 from the Civil Engineering Department of Southeast University in China with a bachelor’s degree in civil engineering. She was also conferred the qualification as a senior engineer by the Beijing Advanced Specialized Technology Committee in 1999. Baohong Yin and Zhengdong Zhu, our chairman and chief executive officer, are wife and husband.

Hongfeng Sun is co-founder and senior vice president of our company. He assists our chief executive officer in the overall management of our company and heads our sales and marketing department. Prior to co-founding our company, he worked at Sichuan Champion Hi-Tech Co., Ltd, a company in Sichuan, China engaging in system integration. From 1991 to 1998, Mr. Sun worked as an assistant general manager in charge of market development at Nanjing Bada Computer System Co., Ltd. From 1989 to 1991, Mr. Sun worked at Port Authority of Nanjing as a system engineer. Hongfeng Sun graduated in 1989 from the Radio Engineering Department of Southeast University in China with a bachelor’s degree in radio engineering.

Xiaoshu Chen is an independent director of our company, and currently a professor and an assistant director at the Department of Radio Engineering of Southeast University in China. From 1985 to 2001, Professor Chen worked as an assistant lecturer, lecturer and assistant professor at the same department. Professor Chen has almost 20 years of experience in communication systems and network research. He graduated in 1985 from the Department of Radio Engineering of the Nanjing Institute of Technology in China with a bachelor’s degree in engineering. He obtained his master’s degree in engineering in 1990 from the same university.

Annabelle Yu Long became a director of our company on November 18, 2008. She has served as Managing Director of Bertelsmann Asia Investments, or BAI, the strategic investment arm of Bertelsmann AG since 2008. BAI is an affiliate of Bertelsmann Asia Investments AG, a shareholder of the company. From 2005 to 2007, Ms. Long was a principal of Bertelsmann Digital Media Investments. Ms. Long received her bachelor’s degree in science and electric engineering from the University of Electronic Science and Technology in China in 1994, and her master’s degree in business administration from Stanford Graduate School of Business in 2005.

Liankui Hu is an independent director of our company. He has also served as chairman on the boards of directors of the following technology companies since 1998, Beijing Teamsun Technology Co., Ltd., Beijing Gentek Electronic Technology Co., Ltd., Shenzhen Gentek Electronic Technology Co., Ltd., and Beijing Huasun Mingtian Technology Co. Ltd. From 1987 to 1998, Mr. Hu had worked for the Sixth Electronics Branch of the Ministry of Information Industry as deputy president, for Beijing Shenyan System Co., Ltd. as general manager, and for Beijing Huasun Computer Co., Ltd. as general manager. He was a lecturer in School of Economics and Management, Tsinghua University in China from 1985 to 1987. Mr. Hu received his bachelor’s degree in engineering from Radio Engineering Department of Tsinghua University in 1982, and his master’s degree from School of Economics and Management of Tsinghua University in 1985.

Carol Yu became an independent director of our company commencing from July 29, 2008. Since 2004, Ms. Yu has been serving as co-president and chief financial officer of Sohu.com Inc., an Internet portal company listed on the Nasdaq Global Market. From 2000 to 2001, Ms. Yu served as vice president of Guangdong Kelon Refrigerating Company Limited, a home appliance manufacturer in China. From 1995 to 2000, Ms. Yu served as senior vice-president at the investment banking department of Donaldson Lufkin & Jenrette Securities Corporation in Hong Kong. Prior to that, Ms. Yu also worked with Arthur Andersen Hong Kong and Beijing for ten years and was a partner of the audit division, and held the position of general manager at Arthur Andersen-Hua Qiang, the joint venture accounting firm formed between Arthur Andersen and the Ministry of Finance in China. Ms. Yu obtained her bachelor’s degree in accounting from The Hong Kong Polytechnic University. Ms. Yu is a Hong Kong Certified Public Accountant.

Ping Wei is our chief financial officer. Ms. Wei has extensive international finance, accounting and audit experience. From 2005 to 2008, Ms. Wei worked with New Oriental Education and Technology Group (NYSE: EDU) as its director of finance and controller. In 2004, Ms. Wei was the head for EDU’s North American operation. Prior to that, Ms. Wei worked with Lorus Therapeutics Inc., or Lorus, a Canadian biopharmaceutical company listed on both the Toronto Stock Exchange and the American Stock Exchange as its acting chief financial officer and controller and previously as its assistant controller. Prior to working at Lorus, Ms. Wei worked as an auditor for seven years with Deloitte & Touche in Toronto and Arthur Andersen in Beijing. Ms. Wei is a Canadian Chartered Accountant and a US CPA with the State of Illinois. Ms. Wei received her bachelor’s degree in international accounting from the Central University of Finance and Banking in Beijing in 1993.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2008, we and our subsidiaries paid aggregate cash compensation of approximately $0.2 million to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Options, Restricted Shares and Share Incentive Plans

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009, our 2008 Performance Incentive Plan, or the New Plan. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is 7,092,030 ordinary shares, plus an automatic annual increase on October 1 of each calendar year commencing from October 1, 2008, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 1,418,977 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors.

As of the date of this annual report, we have granted options under the Prior Plan for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers, including options to acquire a total of 10,060,600 ordinary shares granted to employees on April 18, 2008 and May 31, 2008, and options to acquire 984,900 ordinary shares granted to non-employees on April 18, 2008. As of the date of this annual report, there are 10,576,400 outstanding options to purchase ordinary shares although none of them will start to vest under their current terms until May 1, 2009. These options were granted at an exercise price of $2.995966 per share. The fair value of ordinary shares was determined by us to be approximately $2.5 on the dates of grant. With the assistance of American Appraisal, an independent valuation firm, we estimated the total grant date fair value of the options to be approximately $13.0 million using the Black-Scholes Option Pricing Model. On December 2, 2008, we determined to revise the exercise price of all then outstanding share options from $2.995966 per share to $0.82 per share based on the closing price of our ADSs on NYSE Arca on December 2, 2008. We carefully considered the decision to re-price the share options and determined that taking such action was important to our ability to retain and motivate our officers, employees and lecturers for whom these share options comprise a component of their compensations. We expect to recognize additional significant share-based compensation expenses for the remaining vesting period of the repriced share options, including during the fiscal year ended September 30, 2009, stemming from the modification together with the measured but unrecognized compensation cost of the original awards, which may materially impact our future results of operations.

Options issued under our share incentive plans will generally vest over a period of four years, with 25% vesting on the first anniversary of the vesting start date designated in the board resolution granting such options and the remaining 75% vesting in six substantially equal semi-annual installments, with the first installment vesting on the last day of the sixth month following the month in which the first anniversary of the vesting start date occurs and an additional installment vesting on the last day of every six months thereafter.

Options granted under our share incentive plans generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. Generally, if the grantee’s employment or service with us is terminated for cause, all such grantee’s options under our share incentive plans, vested and unvested, immediately terminate and become unexercisable. On the other hand, if the grantee’s employment or service with us is terminated for any reason other than for cause, all such grantee’s vested options terminate and become unexercisable ninety days following the grantee’s last day of employment or service with us. In circumstances where there is a death or disability of the grantee, generally all unvested options immediately terminate and become unexercisable while vested options terminate and become unexercisable twelve months after the last date of employment or service with us. Generally, all unvested options granted under the Plan become fully vested immediately upon a change in the control of our company.

Our board of directors may amend, alter, suspend, or terminate our share incentive plans at any time, provided, however, that our board of directors must first seek the approval of the participants of our share incentive plans if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. Without further action by our board of directors, both Prior Plan and the New Plan will terminate in 2018.

The table below sets forth the option grants and restricted share issuance made to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share	Date of Grant or Issue	Vesting Start Date	Date of Expiration
Ping Wei	options to purchase ordinary shares	1,398,300	$0.82*	April 18, 2008	May 1, 2008	April 17, 2018

Carol Yu	restricted ordinary shares	57,143 ordinary shares in the first installment, and a certain number of ordinary shares in two subsequent installments with such number of ordinary shares determined based upon a total value of $100,000 on each date of issuance	not applicable	August 4, 2008 and the first and second anniversary of August 4, 2008	fully vested immediately upon each issuance date	not applicable

*	Those options were originally granted at an exercise price of $2.995966 per share on April 18, 2008 and re-priced to an exercise price of $0.82 per share on December 2, 2008.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum of association and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our second amended and restated memorandum of association and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our second amended and restated memorandum of association and articles of association.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by our board of directors, in which case such director holds office until the next annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Terms of Directors

Upon the closing of our initial public offering, we had a board of nine directors divided into class A, class B and class C directors. Initially, the class A directors were Hongfeng Sun, Jianming Shi and Yanping Chang, the class B directors were Baohong Yin, Ruirong Yang and Xiaoshu Chen, and the class C directors were Zhengdong Zhu, Carol Yu and Liankui Hu. On November 17, 2008, our three then directors, Mr. Ruirong Yang (class B), Mr. Jianming Shi (class A) and Mr. Yanping Chang (class A), tendered their resignations at our board meeting. The board of directors appointed Annabelle Yu Long as a class B director, effective November 18, 2008. At our first annual general meeting after our initial public offering, Mr. Hongfeng Sun, currently the only class A director, will retire from office and be eligible for re-election. At the second annual general meeting after our initial public offering, all class B directors will retire from office and be eligible for re-election. At the third annual general meeting after our initial public offering, all class C directors will retire from office and be eligible for re-election. At each subsequent annual general meeting after the third annual general meeting after our initial public offering, one third of the directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) will retire from office by rotation. A retiring director will be eligible for re-election. The directors to retire by rotation will include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire will be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Our chief executive officer, which currently is Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year. We are in the process of seeking directors to fill the remaining two class A director vacancies on our board. There are no director service contracts with us or any of our subsidiaries and affiliated entities providing for benefits upon termination of employment.

Board Practices

Our board of directors has established an audit committee, a compensation committee and a nomination committee.

Audit Committee

Our audit committee consists of Carol Yu, Liankui Hu and Xiaoshu Chen. Carol Yu is the chairman of our audit committee. Our board of directors has determined that all of our audit committee members satisfy the “independence” requirements of relevant rules of the NYSE and Rule10A-3 under the Securities Exchange Act of 1934. Carol Yu meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Our audit committee is responsible for, among other things:

•	appointing the independent auditor;

•	pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

•	setting clear hiring policies for employees and former employees of the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	reviewing and approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•

timely reviewing reports from management regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Zhengdong Zhu, Carol Yu and Liankui Hu. Zhengdong Zhu is the chairman of our compensation committee. Under Section 303A.00 of the NYSE’s Listed Company Manual, a foreign private issuer is permitted to follow “home country practice” in relation to the composition of its compensation committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s compensation committee be independent directors. Our board of directors has determined that Carol Yu and Liankui Hu satisfy the “independence” requirements of relevant rules of the NYSE and Rule10A-3 under the Securities Exchange Act of 1934. Our chairman and chief executive officer, Zhengdong Zhu, does not meet the definition of independence under such applicable rules.

Our compensation committee is responsible for:

•	reviewing and approving our overall compensation policies;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives, reporting the results of such evaluation to the board of directors and determining our chief executive officer’s compensation level based on this evaluation;

•	determining the compensation level of our other executive officers;

•	making recommendations to the board of directors with respect to our incentive-compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nomination Committee

Our nomination committee consists of Zhengdong Zhu, Liankui Hu and Xiaoshu Chen. Zhengdong Zhu is the chairman of the nomination committee. Under the relevant NYSE rules, a foreign private issuer is permitted to follow “home country practice” in relation to the composition of its nomination committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nomination committee be independent directors. Our board of directors has determined that Liankui Hu and Xiaoshu Chen satisfy the “independence” requirements of the relevant rules of the NYSE and Rule10A-3 under the Securities Exchange Act of 1934. Our chairman and chief executive officer, Zhengdong Zhu, does not meet the definition of independence under such applicable rules.

Our nomination committee is responsible for, among other things:

•	seeking and evaluating qualified individuals to become new directors as needed;

•	reviewing and making recommendations to the board of directors regarding the independence and suitability of each board member for continued service; and

•	evaluating the nature, structure and composition of other board committees.

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers, employees and advisors. We have made our code of ethics and our code of conduct publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our second amended and restated memorandum of association and articles of association.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D. Employees

We had 246, 290 and 435 full-time employees as of September 30, 2006, 2007 and 2008, respectively. In addition to the above full-time employees, we had approximately 111 part-time employees as of September 30, 2008, of whom 98 are tutors.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries and affiliated entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $0.2 million, $0.3 million and $0.6 million for the years ended September 30, 2006, 2007 and 2008, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $1,000, $1,000 and $2,000 for each of the years ended September 30, 2006, 2007 and 2008, respectively.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

We view staff training as essential for the development of our human resources and our growth. We aim to provide our staff at all levels with the skills and knowledge relevant to their jobs and their career development as well as to improve their work efficiency. We have both routine and developmental training programs for our staff. Routine training includes our orientation program for new employees and on-the-job training. Developmental training is geared towards staff promotion and providing updated or new course information.

Our staff training is mainly conducted in-house. From time to time, we also engage external trainers with the relevant expertise to train our staff in areas such as customer service and software development.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our ordinary shares as of the date of this annual report by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number(1)	Percent(2)
Directors and Executive Officers:
Zhengdong Zhu(3)	68,609,306	48.6%
Baohong Yin(4)	68,609,306	48.6%
Hongfeng Sun(5)	5,799,600	4.1%
Xiaoshu Chen(6)	2,899,800	2.1%
Annabelle Yu Long(7)	—	—
Liankui Hu	—	—
Carol Yu(8)	*	*
Ping Wei	*	*
Directors and Executive Officers Combined	68,981,068	48.8%
Principal Shareholders:
Champion International Holdings Limited(9)	57,996,000	41.0%
Champion Shine Trading Limited(10)	10,613,306	7.5%
Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Orchid China Master Fund Limited and YM Investment Limited(11)	15,797,889	11.2%
Artson Limited(12)	7,481,797	5.3%
Bertelsmann Asia Investments AG (13)	16,268,523	11.5%

(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after March 16, 2009.

(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after March 16, 2009. The total number of ordinary shares outstanding as of March 16, 2009 is 141,308,137.

(3)	Includes 10,613,306 ordinary shares held by Champion Shine Trading Limited and 57,996,000 ordinary shares held by Champion International Holdings Limited. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Champion International Holdings Limited, or Champion Holdings, is a Hong Kong limited liability company. Zhengdong Zhu holds 60% of the equity interest in Champion Holdings. Baohong Yin holds 20% of the equity interest in Champion Holdings. Zhengdong Zhu and Baohong Yin are husband and wife. As Zhengdong Zhu and Baohong Yin have a controlling interest in Champion Holdings, they may be deemed to share beneficial ownership of all the shares held by Champion Holdings. In addition, Zhengdong Zhu may have an obligation to acquire, from Easerich Group Limited, a British Virgin Islands company owned and controlled by Ping Wei, our chief financial officer, 314,619 ordinary shares pursuant to the put option arrangement as stipulated in a share purchase agreement entered into in April 2008 by and among Zhengdong Zhu, Champion Shine Trading Limited, Easerich Group Limited and our other shareholders. Technically, Zhengdong Zhu may not be deemed to have voting and dispositive power over such 314,619 ordinary shares because those shares are currently held by Easerich Group Limited. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.

(4)	Includes 57,996,000 ordinary shares held by Champion Holdings and 10,613,306 ordinary shares held by Champion Shine Trading Limited. Baohong Yin holds 20% of the equity interest in Champion Holdings. Zhengdong Zhu holds 60% of the equity interest in Champion Holdings and he is the sole shareholder of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. As Zhengdong Zhu and Baohong Yin have a controlling interest in Champion Holdings, they may be deemed to share beneficial ownership of all the shares held by Champion Holdings. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

(5)	Includes 5,799,600 ordinary shares held by Champion Holdings. Hongfeng Sun holds 10% of the shares in Champion Holdings and therefore is deemed to receive the economic benefit of ownership of 10% of the ordinary shares held by Champion Holdings. The business address of Hongfeng Sun is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

(6)	Includes 2,899,800 ordinary shares held by Champion Holdings. Xiaoshu Chen holds 5% of the equity interest in Champion Holdings and therefore is deemed to receive the economic benefit of ownership of 5% of the ordinary shares held by Champion Holdings. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.

(7)	Annabelle Yu Long became a director on November 18, 2008.

(8)	Carol Yu became our independent director effective July 29, 2008. Our board of directors has approved the issuance of a certain number of restricted shares to Ms. Yu in three installments. The initial installment of such restricted shares was issued on August 4, 2008, and the remaining two installments will be issued on the second anniversary and third anniversary of August 4, 2008. The number of restricted shares issued on the initial installment date was 57,143, which is equal to the quotient yielded by dividing $100,000 by $1.75, the ordinary share price calculated based on the price at which our ADSs were sold to the public in our initial public offering. The number of restricted shares to be issued on each subsequent issuance date will be equal to the quotient yielded by dividing $100,000 by the ordinary share price calculated based on the closing price of our ADSs listed on NYSE or any then listing venue of the company on such issuance date.

(9)	Includes 57,996,000 ordinary shares held by Champion Holdings. Champion Holdings is a Hong Kong limited liability company owned by our former director Yanping Chang and our directors and executive officers Zhengdong Zhu, Baohong Yin, Hongfeng Sun and Xiaoshu Chen.

(10)	Includes 10,613,306 ordinary shares held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Champion Shine Trading Limited may have an obligation to acquire, from Easerich Group Limited, a British Virgin Islands company owned and controlled by Ping Wei, our chief financial officer, 314,619 ordinary shares pursuant to the put option arrangement as stipulated in a share purchase agreement entered into in April 2008 by and among Zhengdong Zhu, Champion Shine Trading Limited, Easerich Group Limited and our other shareholders. Technically, Champion Shine Trading Limited may not be deemed to have voting and dispositive power over such 314,619 ordinary shares because those shares are currently held by Easerich Group Limited. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(11)	Includes 13,494,910 ordinary shares held by Orchid Asia III, L.P., 417,439 ordinary shares held by Orchid Asia Co-Investment Limited, 857,140 ordinary shares as represented by 214,285 ADSs held by Orchid China Master Fund Limited, and 1,028,400 ordinary shares as represented by 257,100 ADSs held by YM Investment Limited. Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Orchid China Master Fund Limited are part of Orchid Asia Group, Limited, an investment complex that focuses on companies in Asia and China in particular. OAIII Holdings, L.P. is the general partner of Orchid Asia III, L.P. Orchid Asia Group Management Ltd. is the general partner of OAIII Holdings, L.P. which is in turn a wholly-owned subsidiary of Orchid Asia Group, Limited. YM Investment Limited is the controlling shareholder of Orchid Asia Group, Limited, and is wholly-owned by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming, Veronica as the settlor, Managecorp Limited as trustee and Ms. Lam Lai Ming and her family members the beneficiaries. YM Investment Limited is also the controlling shareholder of Orchid Asia Co-Investment Limited. Orchid China Management (Cayman) Limited serves as the investment manager to Orchid China Master Fund Limited, which is in turn majority owned by YM Investment Limited. The address of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Orchid China Master Fund Limited and YM Investment Limited is c/o Orchid Asia Hong Kong Management Co. Ltd., Suite 6110, 61/F, The Center, 99 Queen’s Road, Central, Hong Kong.

(12)	Includes 7,481,797 ordinary shares held by Artson Limited, a British Virgin Islands company with a correspondence address at 22nd Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong. Artson Limited is wholly-owned by Morningside Technology Investments Limited, a British Virgin Islands company, which is in turn ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

(13)	Includes 14,518,523 ordinary shares and 1,750,000 ordinary shares as represented by 437,500 ADSs held by Bertelsmann Asia Investments AG, which is a wholly-owned subsidiary of Bertelsmann AG and an investment fund used to finance Bertelsmann’s strategic investments. Bertelsmann Stiftung owns 76.9% of the shares of Bertelsmann AG through intermediate shareholding companies without any voting rights in these intermediate shareholding companies and the Mohn family owns the remaining 23.1% of the shares of Bertelsmann AG through intermediate shareholding companies without any voting rights in these intermediate shareholding companies. The Bertelsmann Verwaltungsgesellschaft, which is controlled by the Mohn family, controls 100% of the voting rights in Bertelsmann AG through intermediate shareholding companies.

As of September 30, 2008, of the 141,897,737 issued and outstanding ordinary shares, approximately 24.67% of those ordinary shares are held in the U.S., all under one registered holder of record.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

In April 2008, we adopted our Share Incentive Plan pursuant to which we have reserved 11,652,556 ordinary shares to be issued upon the exercise of share options that we may grant to certain employees and others. We adopted on July 2, 2008, and amended and restated on February 16, 2009, our 2008 Performance Incentive Plan pursuant to which the maximum number of ordinary shares that may be issued is 7,092,030 ordinary shares, plus an automatic annual increase on October 1 of each calendar year commencing with October 1, 2008, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 1,418,977 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors. For more information on options granted to our existing shareholders, see “Item 6.B. Director, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plans.”

We completed our initial public offering of 8,750,000 ADS, representing 35,000,000 ordinary shares on August 4, 2008.

Historical Changes in Shareholdings of our Major Shareholders

CDEL Hong Kong was incorporated in March 2003 with a total of ten outstanding shares, six of which were held by Empire China Limited and four by Zhengdong Zhu. In August 2004, prior to a contemplated initial public offering on the Singapore Stock Exchange, CET Technologies Pte Ltd., a Singapore company, purchased one ordinary share of CDEL Hong Kong from Mr. Zhu at a purchase price of RMB7.2 million ($1.1 million), which was satisfied by a payment of HK$6,818,182. In September 2006, Mr. Zhu repurchased that one ordinary share at a price of RMB16.2 million ($2.4 million). In January 2007, Mr. Zhu transferred three shares to Champion Shine Trading Limited, or Champion Shine, his personal holding company incorporated in the British Virgin Islands. In February 2007, CDEL Hong Kong executed a 1 to 10,000 share split of its ordinary shares.

The following table illustrates the transactions described above starting from the incorporation of CDEL Hong Kong in March 2003 to the share split of CDEL Hong Kong in February 2007 and their impact on our equity ownership structure:

	Upon Incorporation in March 2003		Following Share Transfer in August 2004		Following Share Transfer in September 2006		Following Share Transfer in January 2007		Following Share Sub-division in February 2007
	Ordinary Shares	%	Ordinary Shares	%	Ordinary Shares	%	Ordinary Shares	%	Ordinary Shares	%
Empire China Limited	6	60%	6	60%	6	60%	6	60%	60,000	60%
Zhengdong Zhu	4	40%	3	30%	4	40%	1	10%	10,000	10%
CET Technologies Pte Ltd.	—	—	1	10%	—	—	—	—	—	—
Champion Shine Trading Limited	—	—	—	—	—	—	3	30%	30,000	30%

Total Issued	10	100%	10	100%	10	100%	10	100%	100,000	100%
Total Authorized	10,000		10,000		10,000		10,000		99,000,000

In March 2007, CDEL Hong Kong issued and sold an aggregate of 12,996 Series A convertible redeemable preferred shares, or preferred shares, to three investors, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited, at a price per share of $615.553 for an aggregate purchase price of approximately $7.9 million, net of issuing expenses of approximately $0.1 million.

Immediately after the purchase of preferred shares by the three investors, CDEL Hong Kong repurchased and cancelled from Champion Shine 8,123 ordinary shares at a price of $615.553 per share, amounting to an aggregate purchase price of $5.0 million.

In June 2007, Mr. Zhu transferred the 10,000 ordinary shares he then held to Champion Shine.

The following table illustrates the transactions described above from the Series A financing in March 2007 to the share transfer in June 2007 and their impact on our equity ownership structure.

	Following Series A Financing in March 2007		Following Share Transfer in June 2007
	Shares	%	Shares	%
Ordinary Shares Outstanding
Empire China Limited	60,000	57.2%	60,000	57.2%
Zhengdong Zhu	10,000	9.5%	—	—
Champion Shine Trading Limited	21,877	20.9%	31,877	30.4%

Total Issued	91,877	87.6%	91,877	87.6%
Total Authorized	99,000,000		99,000,000
Preferred A Shares Outstanding
Orchid Asia III, L.P.	6,303	6.0%	6,303	6.0%
Orchid Asia Co-Investment Limited	195	0.2%	195	0.2%
Artson Limited	6,498	6.2%	6,498	6.2%

Total Issued	12,996	12.4%	12,996	12.4%
Total Authorized	1,000,000		1,000,000

In March 2008, CDEL Cayman issued shares to the existing shareholders of CDEL Hong Kong in exchange of all of the outstanding shares of CDEL Hong Kong at a rate of 1,000 shares in CDEL Cayman in return for each share in CDEL Hong Kong. In this section only, all historical share and per share data before March 2008 are presented without giving the retroactive effect to the share exchange between CDEL Hong Kong and our company at a rate of 1,000 shares in our company to one share in CDEL Hong Kong.

In April 2008, Champion Shine sold an aggregate of 3,722,991 ordinary shares to Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Easerich Group Limited, a British Virgin Islands company owned and controlled by Ping Wei, our chief financial officer, at a price of $2.995966 per share for an aggregate purchase price of $11,153,954.5. In May 2008, Champion Shine sold an aggregate of 5,243,650 ordinary shares to Bertelsmann Asia Investments AG, a company organized under the laws of Switzerland at a price of $2.995966 per share for an aggregate purchase price of $15,709,797. Pursuant to the share purchase agreements for the April and May 2008 share sales, the purchase price per share paid by each of the four purchasers was or will be reduced by an amount equal to $2.995966 minus 80% of the initial public offering price, as our initial public offering price was less than $3.7449575 per ordinary share as represented by ADS. In the event that a qualified public offering is not completed by December 31, 2008 for any reason, each of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Easerich Group Limited and Bertelsmann Asia Investments AG had a put option to sell to Champion Shine or Mr. Zhu all or any portion of the ordinary shares it purchased at a price equal to 120% of the original per share purchase price, compounding on a per annum basis to the payment date, provided that such put option must be exercised on or prior to December 31, 2009. For purposes of the put option, a qualified public offering means an offering in which we raise gross proceeds of no less than $70 million (excluding underwriting discount) and in which the offering price per ordinary share is no less than $1.846659, which is three times the original subscription price of our preferred shares. Our initial public offering was not considered a qualified public offering for these purposes. No qualified public offering was completed by December 31, 2008.

The following table illustrates the April and May 2008 transactions and their impact on our equity ownership structure.

	Following Share Transfer in April 2008		Following Share Transfer in May 2008
	Shares	%(1)	Shares	%(1)
Ordinary Shares Outstanding
Empire China Limited	60,000,000	56.2%	60,000,000	56.2%
Champion Shine Trading Limited	28,154,009	26.4%	22,910,359	21.4%
Orchid Asia III, L.P.	3,306,121	3.1%	3,306,121	3.1%
Orchid Asia Co-Investment Limited	102,251	0.1%	102,251	0.1%
Easerich Group Limited	314,619	0.3%	314,619	0.3%
Bertelsmann Asia Investments AG	—	—	5,243,650	4.9%

Total Issued	91,877,000	86.0%	91,877,000	86.0%
Total Authorized	480,000,000		480,000,000

	Following Share Transfer in April 2008		Following Share Transfer in May 2008
	Shares	%(1)	Shares	%(1)
Preferred A Shares Outstanding
Orchid Asia III, L.P.	6,303,000	6.8%	6,303,000	6.8%
Orchid Asia Co-Investment Limited	195,000	0.2%	195,000	0.2%
Artson Limited	6,498,000	7.0%	6,498,000	7.0%

Total Issued	12,996,000	14.0%	12,996,000	14.0%
Total Authorized	20,000,000		20,000,000

(1)	Percentage is calculated based on a conversion ratio of 1.1514 ordinary shares for each preferred share.

In June 2008, Empire China Limited transferred 57,996,000 and 2,004,000 ordinary shares to Champion International Holdings Limited and Union Fortune Investment Limited, respectively, each with an aggregate consideration of $1.

The following table illustrates the June 2008 transaction and its impact on our equity ownership structure.

	Following Share Transfer in May 2008		Following Share Transfer in June 2008
	Shares	%(1)	Shares	%(1)
Ordinary Shares Outstanding
Empire China Limited	60,000,000	56.2%	—	—
Champion Shine Trading Limited	22,910,359	21.4%	22,910,359	21.4%
Orchid Asia III, L.P.	3,306,121	3.1%	3,306,121	3.1%
Orchid Asia Co-Investment Limited	102,251	0.1%	102,251	0.1%
Easerich Group Limited	314,619	0.3%	314,619	0.3%
Bertelsmann Asia Investments AG	5,243,650	4.9%	5,243,650	4.9%
Champion International Holdings Limited	—	—	57,996,000	54.3%
Union Fortune Investment Limited	—	—	2,004,000	1.9%

Total Issued	91,877,000	86.0%	91,877,000	86.0%
Total Authorized	480,000,000		480,000,000
Preferred A Shares Outstanding
Orchid Asia III, L.P.	6,303,000	6.8%	6,303,000	6.8%
Orchid Asia Co-Investment Limited	195,000	0.2%	195,000	0.2%
Artson Limited	6,498,000	7.0%	6,498,000	7.0%

Total Issued	12,996,000	14.0%	12,996,000	14.0%
Total Authorized	20,000,000		20,000,000

(1)	Percentage is calculated based on a conversion ratio of 1.1514 ordinary shares for each preferred share.

In October 2008, Bertelsmann Asia Investments AG, Champion Shine and Mr. Zhu entered into a settlement agreement to settle all of their claims, obligations and liabilities, including the penalty payment and put option discussed above, under the prior share purchase agreement entered into by them in May 2008. Pursuant to the settlement, the parties agreed that a $9,019,813.73 penalty payment obligation owed by Mr. Zhu and Champion Shine to Bertelsmann would be completely satisfied by a transfer from Champion Shine to Bertelsmann Asia Investments AG of a total of 9,274,873 ordinary shares with a mutually agreed price of $3.89 per ADS, or $0.9725 per ordinary share. The share transfer was completed in early November 2008 through two steps: (i) Bertelsmann Asia Investments AG enforced a charge created in its favor over 5,243,650 ordinary shares held by Champion Shine; and (ii) Champion Shine transferred to Bertelsmann Asia Investments AG an additional 4,031,223 ordinary shares. The parties further agreed to grant each other a preemptive right with respect to any ordinary shares in the event of a proposed share disposal by a party.

In 2008, our shareholders Bertelsmann Asia Investments AG acquired an aggregate of 1,750,000 ordinary shares as represented by 437,500 ADSs from the open market.

With respect to the penalty payment obligations owed by Mr. Zhu and Champion Shine to Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited under the share purchase agreement entered into by them in April 2008, the following transactions took place from September 2008 to December 2008. In mid September 2008, Mr. Zhu paid an aggregate of $3,000,000 to Orchid Asia III, L.P.

and Orchid Asia Co-Investment Limited, representing partial satisfaction of the total penalty payments owed to them. In late September 2008, Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited enforced two charges created in their favor over an aggregate of 6,816,744 ordinary shares held by Champion Shine. In November 2008, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Champion Shine and Mr. Zhu entered into a settlement agreement, to settle all of their claims, obligations and liabilities, including the penalty payment and put option discussed above, under the prior share purchase agreement. Pursuant to the settlement, the parties agreed that the penalty payment obligations owed by Mr. Zhu and Champion Shine to Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited would be completely satisfied by (i) the partial satisfaction by Mr. Zhu in September 2008 and (ii) Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited retaining an aggregate of 3,022,180 ordinary shares with a mutually agreed price of $3.89 per ADS, or $0.9725 per ordinary share, which shares were part of the shares enforced in September 2008 by Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited under the prior share charges. In December 2008, Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited transferred back to Champion Shine the remaining 3,794,564 ordinary shares subject to the prior charge.

In 2008, Orchid China Master Fund Limited and YM Investment Limited, each an affiliate of our shareholders Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited, acquired an aggregate of 1,885,540 ordinary shares as represented by 471,385 ADSs from the open market.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions.

Share Repurchases and Private Placement

In March 2007, CDEL Hong Kong issued and sold in a private placement an aggregate of 12,996,000 Series A convertible redeemable preferred shares, or preferred shares, to three investors, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited, at a price per share of $0.615553 for an aggregate purchase price of $7.9 million, net of issuing expenses of approximately $0.1 million. Immediately after the purchase of preferred shares by the three investors, CDEL Hong Kong repurchased from Champion Shine Trading Limited, or Champion Shine, a 30.4% shareholder of CDEL Hong Kong, 8,123,000 ordinary shares at the price of $0.615553 per share, amounting to an aggregate purchase price of $5.0 million.

We incorporated CDEL Cayman in the Cayman Islands in January 2008 as our listing vehicle. CDEL Cayman became our immediate holding company in March 2008 when it issued shares to the existing shareholders of CDEL Hong Kong in exchange of all of the outstanding shares of CDEL Hong Kong at a rate of 1,000 shares in CDEL Cayman in return for each share in CDEL Hong Kong.

Shareholders Agreement

We have entered into a shareholders agreement with Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited and our existing holders of ordinary shares. Pursuant to the shareholders agreement, we granted certain registration rights to holders of our registrable securities. Registrable securities include (i) our ordinary shares issuable or issued upon conversion of our preferred shares, (ii) any of our ordinary shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i), and (iii) any other ordinary shares owned or acquired by any of holders of our preferred shares, excluding, among others, shares sold in a public offering. On July 25, 2008, the parties amended the shareholders agreement solely for the purpose of revising the definition of a qualified public offering to be a firm commitment underwritten public offering of our ordinary shares as represented by ADSs on NYSE Arca.

Under the terms of the agreement, from the date that is six months after the closing of our initial public offering, which occurred on August 4, 2008, holders of a majority in interests of our then outstanding registrable securities may require us to effect the registration for the sale of their registrable securities. We are obliged to effect up to five demand registrations. We have the right to defer filing for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we can not utilize this right more than once in any twelve-month period.

Holders of registrable securities also have “piggyback” registration rights, pursuant to which they may require us to register all or any part of the registrable securities then held by such holders when we file any registration statements for purposes of effecting a public offering of our securities.

If any of the offerings relating to a demand registration or a piggyback registration involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, where the number of registrable securities included in an underwritten public offering is to be reduced, the securities other than registrable shares must be reduced before any registrable securities may be reduced, and the number of our registrable shares that are included in such offering may not be reduced to less than 75% of the aggregate number of our registrable shares requested to be included in such underwriting.

Holders of registrable securities may also require us to effect a registration on Form S-3 or Form F-3 and any related qualification or compliance, as applicable, for a public offering of all or a part of their registrable securities so long as we are entitled to use Form S-3 or Form F-3 for such offering. However, we are not obliged to effect any such registration, when (i) the aggregate price to the public of such offering is less than $500,000, or (ii) within the six month period preceding the date of such request, we have already effected a registration other than the registration from which the registrable securities of such holders have been excluded. We have the right to defer such filing for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we can not utilize this right more than once during any twelve-month period.

We are generally required to pay all expenses relating to any demand, piggyback or F-3 or S-3 registration other than all selling expenses or other amounts payable to underwriters or brokers for selling shareholders, if applicable.

We will have no obligations to effect any demand, piggyback or F-3 or S-3 registration with respect to any registrable securities after five years following the consummation of our initial public offering.

Conversion of Our Preferred Shares

On July 25, 2008, all holders of our preferred shares, voting as a single class, unanimously consented to each preferred share being automatically converted into our ordinary shares on a conversion price of $0.534636 immediately prior to our initial public offering.

Transactions with Certain Related Parties

In 2005, 2006 and 2007, Champion Technology and Champion Education Technology, our PRC subsidiaries, and Beijing Champion, our affiliated entity, leased various office spaces from Zhengdong Zhu, our chairman and chief executive officer. As of the date of this annual report, all of these leases have been terminated. We and Mr. Zhu have acknowledged in writing that there is no further claim against each other under such leases.

In December 2006, Beijing Champion purchased an office space of 671.5 square meters from Mr. Zhu at a purchase price of $1.2 million. The price was determined by an independent third-party asset appraisal. Beijing Champion paid the purchase price in full in April 2007 and the title of the premises was transferred to Beijing Champion at the same time.

In June 2007, Champion Technology purchased an office space of 335.6 square meters from Mr. Zhu at a purchase price of $0.7 million. The price was determined by an independent third-party asset appraisal. Champion Technology paid the purchase price in full in December 2007 and the title of the premises was transferred to Champion Technology at the same time.

In June 2007, Champion Education Technology purchased an office space of 361.7 square meters from Mr. Zhu at a purchase price of $0.8 million. The price was determined by an independent third-party asset appraisal. Champion Education Technology paid the purchase price in full in September 2007 and the title of the premises was transferred to Champion Education Technology at the same time.

In December 2006, Champion Technology and Mr. Zhu jointly provided a counter guarantee to Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd., which in turn provided a guarantee for a short term borrowing in the amount of $0.4 million incurred by Beijing Champion to Bank of Beijing. The loan was fully repaid in December 2007 by Beijing Champion.

Beijing Champion granted Caikaowang, its former equity investee, the use of certain of its domain names for no consideration during the period from November 30, 2007 to June 2, 2008 when Caikaowang became a wholly owned subsidiary of Beijing Champion.

Agreements among CDEL Hong Kong, Champion Technology, Champion Education Technology, Beijing Champion and Its Shareholders

See “Item 4.C. Information on the Company — Organizational Structure.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently involved in any litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

We currently intend to retain most of our available funds and any future earnings to finance our business and to fund the growth and expansion of our business in the PRC, and, therefore, do not expect to pay any cash dividends on our ordinary shares, including those represented by ADSs, in the foreseeable future.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, under the New EIT Law, effective as of January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 5% withholding tax if they are derived from profits generated after January 1, 2008. For a detailed discussion, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry — We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses,” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Taxation — Enterprise Income Tax.” Any future determination to pay dividends, if any, will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited financial statements included in this report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and listing details.

Price Range of Our ADSs

Our ADSs were initially listed for trading on NYSE Arca under the symbol “DL.” On February 4, 2009, we transferred the listing and trading of our ADSs from NYSE Arca to the New York Stock Exchange, Inc., or the NYSE, under the same symbol “DL.” The following table sets forth the monthly high and low trading prices of our ADSs on the NYSE (or NYSE Arca, prior to February 4, 2009), for the periods indicated:

	High	Low
2008
July (from July 30, 2008)	$7.00	$6.15
August	$6.59	$3.41
September	$5.00	$3.00
October	$4.85	$3.43
November	$4.25	$2.08
December	$4.95	$2.98
2009
January	$4.92	$3.81
February	$4.99	$4.22
March (through March 13, 2009)	$5.67	$4.60

On March 13, 2009, the closing sale price of our ADSs as reported on the NYSE was $5.46 per ADS.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum of Association and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum of association and articles of association contained in “Description of Share Capital” of our F-1 registration statement (File No. 333-152167) originally filed with the Securities and Exchange Commission on July 7, 2008, as amended.

Differences in Corporate Law

China Distance Education Holdings Limited was incorporated as an exempted company with limited liability in the Cayman Islands in January 2008 under the Companies Law of the Cayman Islands, or the Company Law. Our corporate affairs are governed by our second amended and restated memorandum of association and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands.

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance. Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our second amended and restated memorandum of association and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the NYSE or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and in “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Regulation of Foreign Exchange

The PRC government imposes restrictions on the convertibility of the Renminbi and on the collection and use of foreign currency by PRC entities. Under current regulations, the Renminbi is convertible for current account transactions, which include dividend distributions, interest payments, and the import and export of goods and services. Conversion of Renminbi into foreign currency and foreign currency into Renminbi for capital account transactions, such as direct investment, portfolio investment and loans, however, is still generally subject to the prior approval of SAFE.

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiaries are required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a certificate (which is subject to review and renewal by SAFE on an annual basis), a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, which became effective as of November 1, 2005. According to SAFE Circular 75, prior to establishing or assuming control of an offshore enterprise for the purpose of financing that offshore enterprise with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore enterprise upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore enterprise or (ii) any overseas fund-raising by such offshore enterprise after such injection. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore enterprise, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests.

SAFE Circular 75 applies retroactively. As a result, PRC residents who established or acquired control of offshore companies that made onshore investments in the PRC in the past were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under SAFE Circular 75, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

As a Cayman Islands company, we are considered a foreign entity in China. If we purchase the assets or equity interests of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in SAFE Circular 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

To further clarify the implementation of SAFE Circular 75, SAFE issued SAFE Circular 106 in May 29, 2007. Under SAFE Circular 106, PRC subsidiaries of an offshore enterprise governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC resident shareholders do not complete their registration with the local SAFE authorities, the related PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital to its PRC subsidiaries.

Dividend Distributions

See “Item 8.A. Financial Information — Dividend Policy” in connection with our policy regarding dividend distributions. See also “Item 3.D. Key Information — Risk Factors — Risks Relating to Our ADS — You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.”

E. Taxation

The following is a general summary of the material Cayman Islands, U.S. federal and People’s Republic of China income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser or current holders of our ADSs. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to CDEL Cayman or its operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of CDEL Cayman.

The undertaking for CDEL Cayman is for a period of twenty years from January 29, 2008.

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains. See “Item 3.D. Key Information — Risk Factors — Under China’s New EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you beneficially own our ADSs or ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who own ADSs or ordinary shares and who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time.

Prospective purchasers are urged to consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on ADSs and ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares will constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs or ordinary shares continue to be readily tradable on the NYSE or another established securities market in the U.S. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs and ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs and ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends may constitute foreign source passive income for purposes of the U.S. foreign tax credit rules.

Sales and other dispositions of ADSs or ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Any such gain or losses that you recognize will be treated as U.S. source income for foreign tax credit limitation purposes. Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

Passive foreign investment company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended September 30, 2008, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year. Our special U.S. counsel expresses no opinion with respect to our expectations in this paragraph.

We will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “Dividends on ADSs or ordinary shares” section above.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs or ordinary shares are “marketable.” Our ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs or ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs or ordinary shares. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will. Therefore, although we do not expect to be a PFIC, therefore, not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

U.S. information reporting and backup withholding rules

Dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1 as amended.

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E. Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and AAA rated money market funds, as of the date of this annual report. We have not used derivative financial instruments in our investment portfolio. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect our financial results in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July

2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert the proceeds we received from our initial public offering from U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $56.7 million as of September 30, 2008 into Renminbi at the exchange rate of $1.00 for RMB6.7899 as of September 30, 2008, this cash balance would have been RMB384.7 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB380.9 million as of September 30, 2008.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

On August 4, 2008, we completed our initial public offering of our ADSs at a price of $7.00 per ADS and listed our ADS on NYSE Arca under the symbol “DL.” We sold an aggregate of 8,750,000 of our ADS, representing 35,000,000 ordinary shares and generated net proceeds of approximately $52.5 million, after deducting underwriting discounts and other offering expenses. The managing underwriters of our initial public offering were Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Oppenheimer & Co. Inc. and Piper Jaffray & Co.

The registration statement on Form F-1 (File No. 333-152167) filed by us in connection with our initial public offering was declared effective on July 29, 2008. The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled $8.8 million, consisting of $4.3 million for underwriting discounts and commissions, and approximately $4.5 million for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates. As of the date of this annual report, we have invested the net proceeds of $31.5 million and $21 million in AAA rated money market funds and time deposits, respectively.

ITEM 15.	CONTROLS AND PROCEDURES

Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to the transition period permitted by rules of the SEC for newly public companies.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on September 30, 2009 if certain conditions are met.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources for addressing accounting and reporting requirements in our financial statement preparation process. In connection with the audit of our consolidated financial statements for the fiscal year ended September 30, 2007, we and our independent registered public accounting firm identified a number of control deficiencies, including two material weaknesses, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 5. The material weaknesses identified by us and our independent registered public accounting firm were (i) our insufficient personnel with U.S. GAAP expertise resulting in inadequate processes and documentation to address accounting and reporting requirements under U.S. GAAP, and (ii) our inadequate independent oversight over financial reporting due to the lack of an independent audit committee. During the fiscal year ended September 30, 2008, we initiated various actions and procedures intended to remediate these material weaknesses, including:

•	The establishment of an independent audit committee upon the successful listing of our ADSs on the NYSE Arca,

•

The hiring and integration of additional personnel with sufficient and appropriate US GAAP expertise, including a chief financial officer, an accounting manager and an internal audit director, into our financial reporting process, and

•	The engaging of external consultants to help identify deficiencies in the design or operation of our internal controls, and to help us design and document appropriate processes and internal controls.

We believe the effective implementation of these remedial actions will require time and continuous monitoring. As some of the above initiatives were implemented late in the fiscal year ended September 30, 2008, there was insufficient time to integrate the additional personnel into our financial reporting processes and overcome all of our material weaknesses as of September 30, 2008. Accordingly, during the audit of our consolidated financial statements for the fiscal year ended September 30, 2008, we and our independent registered public accounting firm continue to believe there is a material weakness relating to the insufficient integration of our personnel with U.S. GAAP expertise into the financial reporting process, resulting in inadequate processes and documentation to address accounting and reporting requirements under U.S. GAAP. In addition, in connection with the audit of our consolidated financial statements for the fiscal year ended September 30, 2008, we and our independent registered public accounting firm also identified the following three “significant deficiencies” as defined under the standards established by the Public Company Accounting Oversight Board: (i) our lack of formal contracts with relevant local government authorities in various parts of China regarding the provision of accounting continuing education in those areas, (ii) our lack of a comprehensive computerized system to timely track operating data and integrate such data with our accounting system, and (iii) our failure to maintain an appropriate level of security within our information technology systems and applications for Caikaowang. We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal controls over financial reporting and remediate any material weaknesses and significant deficiencies as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act which will take place in the fiscal year ending September 30, 2009 if certain conditions are met.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of September 30, 2008. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of September 30, 2008, our disclosure controls and procedures were not effective due to the material weakness and significant deficiencies in our internal control over financial reporting described above.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system may be limited by resource constraints, and the benefits of control must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Carol Yu, Liankui Hu and Xiaoshu Chen. Carol Yu is the chairman of our audit committee. Our board of directors has determined that all of our audit committee members satisfy the “independence” requirements of relevant rules of the NYSE and Rule10A-3 under the Securities Exchange Act of 1934. Carol Yu meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website, http://www.cdeledu.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated.

	Fiscal Year ended September 30,
	2007		2008
	RMB	US$	RMB	US$
Audit fees (1)	11,769,063	1,733,319	3,789,474	558,105
Audit-related fees (2)	—		325,824	47,987

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditor in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.
(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditor in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings.

The audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent registered public accounting firm, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below details our purchases of our own equity securities pursuant to our share repurchase program adopted and publicly announced on November 20, 2008. Our share repurchase program authorizes the repurchase of up to an aggregate of $10 million of our ADSs. The repurchase program will continue until November 2009. As of December 31, 2008, we have repurchased a total of 147,400 ADSs, representing 589,600 ordinary shares, in open-market transactions for total cash consideration of $0.5 million. See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a further discussion of the repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet be Purchased Under the Program
11/01/2008 – 11/30/2008	19,200	$2.9991	19,200	$9.9 million

12/01/2008 – 12/31/2008	128,200	$3.7130	128,200	$9.5 million

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit
1.1	—Form of Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant*

2.1	—Form of Ordinary Share Certificate.*

2.2	—Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary.(1)

2.3	—Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2). (1)

4.1	—Technical Support and Consultancy Services Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 1, 2004.*

4.2	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd and Zhengdong Zhu, dated May 1, 2004.*

4.3	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated May 1, 2004.*

4.4	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Zhengdong Zhu, dated May 9, 2004.*

4.5	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Baohong Yin, dated May 9, 2004.*

4.6	—Courseware License Agreement between Beijing Champion Hi-Tech Co., Ltd. and Beijing Champion Distance Education Technology Co., Ltd., dated August 1, 2004.*

4.7	—Software License Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.8	—Courseware Production Entrustment Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.9	—Letter of Undertaking from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., dated February 13, 2008.*

4.10	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated February 13, 2008.*

4.11	—Declaration Letter by Zhengdong Zhu, dated March 24, 1008.*

4.12	—Declaration Letter by Baohong Yin, dated March 24, 2008.*

4.13	—Power of Attorney by Zhengdong Zhu, dated March 25. 2008.*

4.14	—Power of Attorney by Baohong Yin, dated March 25, 2008.*

4.15	—Notice from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., Zhengdong Zhu and Baohong Yin, dated March 25, 2008.*

4.16	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to the Registrant, dated March 25, 2008.*

Index to Exhibits

Exhibit No.	Description of Exhibit
4.17	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated March 25, 2008.*

4.18	—Shareholders Agreement among the Registrant, China Distance Education Limited, Beijing Champion Distance Education Technology Co., Ltd., Beijing Champion Education Technology Co., Ltd., Beijing Champion Hi-Tech Co., Ltd., Champion Shine Trading Limited, Empire China Limited, Zhengdong Zhu, Hongfeng Sun, Baohong Yin, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, and Artson Limited, dated March 7, 2008, as amended on July 25, 2008.*

4.19	—Form confidentiality and non-competition agreement.*

4.20	—Incentive share plan.*

4.21	—2008 Performance Incentive Plan.*

4.22	—Amended and Restated 2008 Performance Incentive Plan.

4.23	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Zhengdong Zhu, dated December 31, 2008.

4.24	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated December 31, 2008.

8.1	—Subsidiaries of Registrant.*

11.1	—Code of Business Conduct and Ethics of the Registrant.*

12.1	—CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	—Consent of Ernst & Young Hua Ming.

15.2	—Consent of Jingtian & Gongcheng.

15.3	—Consent of American Appraisal.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-152167), as amended.
(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-152345) filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Distance Education Holdings Limited

/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: March 16, 2009

S-1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Distance Education Holdings Limited

We have audited the accompanying consolidated balance sheets of China Distance Education Holdings Limited (the “Company”) and its subsidiaries (together, the “Group”) as of September 30, 2007 and 2008, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended September 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at September 30, 2007 and 2008 and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming
Shenzhen, the People’s Republic of China
December 10, 2008

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. Dollars (“US$”))

		As at September 30,
	Notes	2007	2008
		US$	US$
ASSETS

Current assets:
Cash and cash equivalents		7,106	66,223
Accounts receivable	4	141	715
Inventories	5	119	177
Prepayment and other current assets	6	209	1,469
Deferred tax assets, current portion	15	1,412	2,297
Deferred cost, current portion		—	448

Total current assets		8,987	71,329

Non-current assets:
Deferred cost, non-current portion		215	—
Property, plant and equipment, net	7	4,828	7,089
Goodwill	3, 8	4,119	5,278
Other intangible assets, net	8	870	1,390
Deposit for non-current assets (including related party amounts of US$666 and US$ nil as of September 30, 2007 and 2008, respectively)	9	833	151
Deferred tax assets, non-current portion	15	8	89
Other non-current assets		68	—

Total non-current assets		10,941	13,997

Total assets		19,928	85,326

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		As at September 30,
	Notes	2007	2008
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank borrowing	10	399	—
Long-term bank borrowings, current portion	10	47	—
Accrued expenses and other liabilities	11	965	2,983
Income tax payable	15	32	1,014
Deferred revenue, current portion		2,524	3,728
Refundable fees		1,907	4,688

Total current liabilities		5,874	12,413

Non-current liabilities:
Long-term bank borrowings, non-current portion	10	367	—
Deferred revenue, non-current portion		—	163

Total non-current liabilities		367	163

Total liabilities		6,241	12,576

Commitments and contingencies	18

Series A convertible contingently redeemable preferred shares (par value of US$0.0001 per share; Authorized - 20,000,000 shares at September 30, 2007 and 2008; Issued and outstanding - 12,996,000 and nil shares at September 30, 2007 and 2008, respectively; At September 30, 2008, aggregate liquidation preference and redemption amounts were US$ nil and US$ nil, respectively (2007 - US$8,000 and US$8,903, respectively)	12	903	—

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2007 and 2008, respectively; Authorized – 480,000,000 shares at September 30, 2007 and 2008; Issued and outstanding – 91,877,000 and 141,897,737 shares at September 30, 2007 and 2008, respectively)	13	9	14
Additional paid-in capital	12	12,606	76,811
Foreign currency translation		433	1,717
Cumulative deficits		(264)	(5,792)

Total shareholders’ equity		12,784	72,750

Total liabilities, preferred shares and shareholders’ equity		19,928	85,326

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		For the years ended September 30,
	Notes	2006	2007	2008
		US$	US$	US$
Sales, net of business tax, value-added tax and related surcharges:
Online education services		5,371	10,637	13,900
Books and reference materials		174	484	1,616
Others		122	725	2,058

Total net revenues		5,667	11,846	17,574

Cost of sales
Cost of services		(2,566)	(3,553)	(5,981)
Cost of tangible goods sold		(147)	(354)	(818)

Total cost of sales		(2,713)	(3,907)	(6,799)

Gross profit		2,954	7,939	10,775

Operating expenses:
Selling expenses		(1,676)	(1,285)	(2,448)
General and administrative expenses (including related party amounts of US$ 276, US$ 205 and US$ nil for the years ended September 30, 2006, 2007 and 2008, respectively)		(1,400)	(1,638)	(3,906)

Total operating expenses		(3,076)	(2,923)	(6,354)
Other operating income		—	131	209
Other expense		—	—	(144)

Operating (loss) income		(122)	5,147	4,486
Interest expense		(28)	(58)	(33)
Interest income		1	53	209
Exchange loss		—	—	(75)
Equity in loss of an affiliated company		—	—	(64)

(Loss) income before income taxes		(149)	5,142	4,523
Income tax benefit (expense)	15	198	307	(526)

Net income		49	5,449	3,997

Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	12	—	(903)	(9,332)

Net income (loss) attributable to ordinary shareholders		49	4,546	(5,335)

Earnings (loss) per share
Basic	20	Nil	0.04	(0.05)

Diluted	20	Nil	0.04	(0.05)

Weighted average number of ordinary shares outstanding:
Basic and diluted	20	100,000,000	95,415,512	100,373,673

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. Dollars (“US$”))

	For the years ended September 30,
	2006	2007	2008
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	49	5,449	3,997

Adjustments to reconcile net income to net cash generated from operating activities:
Equity in loss of an affiliated company	—	—	64
Stock-based compensation	—	—	1,479
Depreciation of property, plant and equipment	177	286	555
Amortization of other intangible assets	49	240	235
Write-downs of inventories to net realizable value	197	43	—
Deferred tax benefit	(339)	(963)	(622)

Changes in operating assets and liabilities:
Increase in accounts receivable	—	(138)	(561)
Decrease (increase) in prepayments, deposits and other assets	22	(53)	(1,212)
Increase in inventories	(186)	(151)	(50)
(Increase) decrease in amounts due from related parties	(4)	4	—
Change in deferred cost	—	(210)	(193)
Decrease (increase) in other non-current assets	17	(51)	79
Increase in accrued expenses and other liabilities	444	121	924
Increase in deferred revenue	816	728	860
Increase in refundable fees	29	1,805	2,548
Increase (decrease) in income tax payable	52	(111)	961
Increase (decrease) in amounts due to related parties	27	(38)	—

Net cash generated from operating activities	1,350	6,961	9,064

CASH FLOWS FROM INVESTING ACTIVITIES
(Increase) decrease in advance to a magazine	(220)	220	—
Acquisition of Caikaowang, net of cash acquired (note 3)	—	—	(688)
Acquisition of property, plant and equipment, net of related payables	(330)	(3,233)	(1,779)
Acquisition of other intangible assets	(57)	(118)	(450)
Payment of deposit for the acquisition of non-current assets (including related party amounts of US$nil, US$666, and US$nil for the years ended September 30, 2006,2007, and 2008, respectively)	(400)	(782)	(176)

Net cash used in investing activities	(1,007)	(3,913)	(3,093)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of U.S. Dollars (“US$”))

	For the years ended September 30,
	2006	2007	2008
	US$	US$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series A convertible contingently redeemable preferred shares (net of issuance costs of US$129)	—	7,871	—
Proceeds from initial public offering (net of underwriter discount of US$4,288 and paid issuance costs of US$3,559)	—	—	53,403
Proceeds from short-term bank borrowing	—	384	—
Repurchase of ordinary shares	—	(4,975)	—
Repayment of long-term bank borrowings	(44)	(48)	(454)
Repayment of short-term bank borrowings	—	—	(411)
Dividends paid	(743)	—	—

Net cash (used in) generated from financing activities	(787)	3,232	52,538

Exchange rate effect on cash and cash equivalents	19	136	608

Net increase (decrease) in cash and cash equivalents	(425)	6,416	59,117

Cash and cash equivalents at beginning of the year	1,115	690	7,106

Cash and cash equivalents at end of the year	690	7,106	66,223

Supplemental schedule of cash flows information:
Income tax paid	(89)	(563)	(163)

Interest paid	(28)	(58)	(33)

Supplemental schedule of non-cash activities:

Acquisition of property, plant and equipment included in accrued expenses and other liabilities	7	—	—

Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	—	466	752

Acquisition of an investment through utilization of deposits	—	—	133

Initial public offering costs included in accrued expenses and other liabilities			907

Conversion of Series A convertible contingently redeemable preferred shares into ordinary shares			10,235

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of U.S. Dollars (“US$”), except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (cumulative deficits)	Total shareholders’ equity
		US$	US$	US$	US$	US$
Balance as of October 1, 2005	100,000,000	10	277	11	350	648
Comprehensive income
Net income for the year	—	—	—	—	49	49
Foreign currency translation adjustments	—	—	—	24	—	24

Total comprehensive income						73

Balance as of September 30, 2006	100,000,000	10	277	35	399	721
Comprehensive income
Net income for the year	—	—	—	—	5,449	5,449
Foreign currency translation adjustments	—	—	—	398	—	398

Total comprehensive income						5,847
Push down adjustments	—	—	4,458	—	—	4,458
Repurchase of ordinary shares	(8,123,000)	(1)	—	—	(4,999)	(5,000)
Compensation charge	—	—	—	—	25	25
Recognition of beneficial conversion feature upon issuance of Series A convertible contingently redeemable preferred shares	—	—	7,871	—	—	7,871
Deemed dividends arising from purchase of properties from a controlling shareholder (note 16 (b))	—	—	—	—	(235)	(235)
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares (note 12)	—	—	—	—	(903)	(903)

Balance as of September 30, 2007	91,877,000	9	12,606	433	(264)	12,784

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of U.S. Dollars (“US$”), except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (cumulative deficits)	Total shareholders’ equity
		US$	US$	US$	US$	US$
Balance as of October 1, 2007	91,877,000	9	12,606	433	(264)	12,784
Comprehensive income
Net income for the year	—	—	—	—	3,997	3,997
Foreign currency translation adjustments	—	—	—	1,284	—	1,284

Total comprehensive income						5,281
Initial public offering of ordinary shares	35,000,000	4	52,492	—	—	52,496
Conversion of Series A convertible contingently redeemable preferred shares into ordinary shares	14,963,594	1	10,234	—	—	10,235
Issuance of restricted ordinary shares (note 21)	57,143	—	100	—	—	100
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares (note 12)	—	—	—	—	(9,332)	(9,332)
Stock-based compensation expense – stock options (note 21)	—	—	1,379	—	—	1,379
Deemed dividends arising from purchase of properties from a controlling shareholder (note 16 (b))	—	—	—	—	(193)	(193)

Balance as of September 30, 2008	141,897,737	14	76,811	1,717	(5,792)	72,750

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BASIS OF PRESENTATION

China Distance Education Holdings Limited (the “Company”) was incorporated under the law of the Cayman Islands on January 11, 2008. The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries, including China Distance Education Limited (“CDEL Hong Kong”), Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”), Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”), Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”), Beijing Caikaowang Company Limited (“Caikaowang”) and Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”). The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in provision of online education services, and selling related products in the People’s Republic of China (“PRC”). The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of September 30, 2008 are as follows:

Company	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities

CDEL Hong Kong	March 13, 2003	Hong Kong	100%	Investment holding

Champion Technology	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production

Champion Education Technology	April 23, 2007	PRC	100%	Software licensing and course production

Beijing Champion	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials

Caikaowang	November 28, 2007	PRC	Nil	Provision of online education services

Champion Wangge	June 24, 2008	PRC	Nil	Provision of online education services

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

In order to comply with PRC law and regulations which prohibit foreign control of companies in certain industries, the Company operates its websites and provides online education services in the PRC through Beijing Champion, which is effectively controlled by the Company through a series of contractual arrangements without transferring legal ownership in Beijing Champion (see note 2). As a result of these contractual arrangements, the Company maintains the ability to approve decisions made by Beijing Champion and is entitled to substantially all of the economic benefits of Beijing Champion. Therefore, the Company consolidates Beijing Champion together with Beijing Champion’s two subsidiaries, namely Caikaowang and Champion Wangge, in accordance with Accounting Research Bulletin No. 51 “Consolidated Financial Statements” and its related interpretations (including but not limited to Statement of Financial Accounting Standards (“SFAS”) No. 94, “Consolidation of All Majority-Owned Subsidiaries”, and FASB Interpretation No. 46R “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”)) and Regulation S-X 3-02.

On August 4, 2008, the Company completed its initial public offering of 8,750,000 American Depositary Shares (“ADSs”) at US$7.0 per ADS. Each ADS comprises four ordinary shares of the Company. The net proceeds to the Company from the offering amounted to approximately US$52,496,000, net of underwriter discount and issuance costs paid and payable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, revenue recognition, useful lives of property, plant and equipment and other intangible assets, provision for obsolete inventories, deferred tax assets valuation allowance, uncertain tax positions and share-based compensation expenses. Actual results could materially differ from those estimates.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

PRC laws and regulations restrict foreign ownership of companies that provide telecommunications value-added services (which includes the provision of internet content or information services). To comply with these foreign ownership restrictions, the Company operates its online education services in the PRC through Beijing Champion, which is an entity legally owned by Mr. Zhengdong Zhu, the CEO, and his wife, Ms. Baohong Yin, and holds the license and approvals to provide telecommunications value-added services in the PRC. In May 2004, a series of agreements were entered into amongst CDEL Hong Kong, Champion Technology, Beijing Champion and Beijing Champion’s direct equity holders, providing Champion Technology the ability to control Beijing Champion, including its financial interest as described below.

Pursuant to the contractual arrangements with Beijing Champion, Champion Technology provides certain technical and consulting services to Beijing Champion in exchange for fees. As Champion Technology contractually controls the management of Beijing Champion and Beijing Champion has granted an irrevocable proxy to Champion Technology or its designee, the Company, through its wholly-owned equity interest in Champion Technology, in substance, has unilateral discretion in setting the fees charged to Beijing Champion. Champion Technology is obligated to provide financial support to Beijing Champion in the event it incurs losses.

In addition to the exclusive technical support and consultancy services agreement, pursuant to which Champion Technology provides exclusive technical and consulting services to Beijing Champion, Champion Technology has entered into agreements with Beijing Champion and its equity holders with respect to certain shareholder rights and corporate governance matters that provide Champion Technology with the ability to control Beijing Champion. Pursuant to these contractual arrangements:

•

The annual budget of Beijing Champion should be assessed and approved by Champion Technology. Such assessments include projection for revenue, working capital, as well as pricing strategies and payment policies for online courses. Operating expenses of Beijing Champion should not exceed the annual budget approved by Champion Technology;

•	Beijing Champion will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without the prior written consent of Champion Technology;

•

Champion Technology may purchase the entire equity interest in, or all the assets of Beijing Champion, for a purchase price equal to the net assets of Beijing Champion or the minimum price permitted by PRC laws, if and when PRC laws are revised to permit such a transaction;

•

The equity holders of Beijing Champion have pledged their equity interest in Beijing Champion to Champion Technology to secure the payment obligations of Beijing Champion under the technical support and consultancy services agreement between Beijing Champion and Champion Technology;

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation (continued)

•	The equity holders of Beijing Champion will not transfer, sell, pledge or dispose of their equity interest in Beijing Champion without the prior written consent of Champion Technology;

•	Beijing Champion will not distribute any dividend without the prior consent of Champion Technology;

•

The legal shareholders of Beijing Champion agree to remit dividends, if any, and/or any other considerations including the exercise price of the option received from Beijing Champion back to Champion Technology; and

•	Beijing Champion pays Champion Technology a technical service fee equal to its revenue less cost of sales and operating expenses as approved by Champion Technology monthly.

With the above agreements, the Company demonstrates its ability to control Beijing Champion, through the Company’s right to all the residual benefits of Beijing Champion and the Company’s obligation to fund losses of Beijing Champion. Thus Beijing Champion’s results are consolidated in the Company’s financial statements. Business taxes relating to service fees charged by Champion Technology and Champion Education Technology are recorded as cost of services.

Foreign Currency Translation and Transactions

The Company and CDEL Hong Kong’s functional currencies are United States dollars (“US$”). The Company’s PRC subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”) based on the criteria of “SFAS” No. 52, “Foreign Currency Translation.” The Company uses the US$ as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use.

Inventories

Inventories, consisting of papers and professional examination reference books, are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Doubtful Accounts

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Accounts receivable balances are written off after all collection efforts have been exhausted.

Funds Receivable

Funds receivable arise due to the time taken to clear customers’ payment transactions through external payment networks. When customers remit fees to the Group via external payment networks using their bank account or credit card, there is a clearing period before the cash is received by the Group which usually takes one to three business days. Hence, these fees are treated as a receivable until the cash is received. Funds receivable are included in the account of prepayment and other current assets.

Investment

The investment for which the Group has the ability to exercise significant influence but not control is accounted for using the equity method. Significant influence generally exists when at least 20% but less than 50% of the voting interest is acquired in an investment. Under the equity method, the investment is initially recorded at purchase cost and adjusted by the Group’s proportionate share in the earnings or losses and distributions from the investee and any purchase price adjustments arising from the acquisition of the investee. All unrealized inter-company profits and losses have been eliminated under the equity method.

An impairment charge is recognized for equity method accounted for investment when an other than temporary decline in its carrying value has occurred.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Buildings	35 years	5-10%
Electronic and office equipment	5 years	5-10%
Motor vehicles	5 years	5-10%
Leasehold improvement and building improvement	shorter of lease term or 5 years	—

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed in a business combination. Under SFAS 142, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group assesses goodwill for impairment in accordance with SFAS 142 at the reporting unit level. SFAS 142 describes the reporting unit as an operating segment or one level below the operating segment, depending on whether certain criteria are met. The Group determined that it has only one reporting unit and has assigned goodwill to the reporting unit and tested for impairment annually as of September 30.

Other Intangible Assets, net

Other intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Computer software	5 years
Domain names and trademarks	11 years
Courseware	1 year
Website	5 years

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset group including intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows. There was no such impairment charge recorded for any of the periods presented.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, and other liabilities approximate their fair value due to the short-term maturity of these instruments.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue is recognized when the following four criteria are met as prescribed by U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB 104”): (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectibility is reasonably assured.

Online education services

The online education services provided by the Company to its customers include audio-video course content, mock examinations and online chat rooms. The overall package of services provided to the customers is a multiple-element arrangement. Due to lack of objective and reliable evidence of fair value for each deliverable included in the arrangement, a combined unit of accounting is used pursuant to EITF 00-21, “Revenue Arrangements with Multiple Elements” (“EITF 00-21”).

The Group earns revenue by providing online education services to customers pursuant to two types of revenue models - non-refundable course model and refundable course model. For online courses using the non-refundable course model, revenues are recognized on a straight line basis over the subscription period from the month in which the customers enroll in the courses to the month in which subscribed courses terminate. For online courses using the refundable course model, if the customers complete the courses and fail the professional exams and their scores are within a range provided for in the agreement, they are entitled to either a full refund or the right to retake the course. The customers must notify the Group within a 15-day period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. The proceeds from the refundable course model are initially recorded as “refundable fees”. Revenues are recognized upon the expiration of the customers’ right to either receive a refund or retake the course.

Customers enroll for online courses mainly through the use of prepaid study cards which are purchased from distributors. As an incentive, the Group sells to its distributors prepaid study cards at a discount to the face value of the cards. Revenue is recorded using the after-discount-selling-price of the cards. Revenue is recognized over the period the online course is available to the customer, which generally is from the enrollment date to the completion of the relevant professional examination date. Sales of prepaid study cards that are not activated for course enrollment are recognized as revenue upon expiration of the cards. Prepaid study cards that have been activated but have not been used to enroll online courses do not have an expiry date and will be deferred until they are used to enroll in online courses. Customers who enroll with the Company directly are eligible to a refund within a 7-day trial period. Revenue from direct enrollment with the Company is recognized over the period from the lapse of the 7-day trial period to the completion of the relevant professional examination date.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Online education services (continued)

The Group may, at times, offer volume discounts to its distributors for purchases over a specified amount of prepaid cards during a specified period of time, generally, one year. These discounts are provided to the distributors in the form of additional free study cards. The amount of future rebates relating to these volume discounts cannot be reasonably estimated and accordingly a deferred revenue balance is recognized for the maximum potential amount of volume discount. If the number of purchases specified in the volume discount provisions is not reached upon the expiry of the volume discount period, the deferred revenue relating to such volume discount is recognized as revenue over the remaining period the online course is available to the enrolled user. If the number of purchases specified in the volume discount provisions is reached, the revenue recognized related to the “rebate” study cards will be recognized as revenues over the subscription period the online course is available to the user who enrolled using the rebate study cards. Proceeds allocated to the rebate study cards that have never been activated for course enrollment are recognized as revenue upon expiration of the cards.

For certain transactions, the Group sells a service and also provides a predetermined amount of discount on a future service to its customers. The Group assesses such transactions to determine whether they contain a significant and incremental discount that needs to be accounted for as a separate unit of accounting pursuant to EITF 00-21. For each of the three years in the period ended September 30, 2008, there has not been any significant and incremental discounts granted by the Group to its customers on future services.

For the year ended September 30, 2008, the Group recognized revenue before business tax and related surcharges in connection with expired study cards amounted to approximately US$43,000. (2007: US$305,000; 2006: nil)

Beijing Champion is subject to approximately 3% business tax and related surcharges on the revenues earned from provision of online education services and are presented net against the revenue from online education services on the consolidated statements of operations. The Group records revenue net of these taxes. Such business tax and related surcharges for the years ended September 30, 2006, 2007 and 2008 are approximately US$183,000, US$360,000 and US$458,000, respectively.

Books and reference materials

Prior to 2007, the Company sold books and reference materials to distributors on a consignment basis; therefore, revenue for such transactions was recognized only when the products were sold to the end customers by the distributors. In 2007, the Company ceased to sell books and reference materials on a consignment basis. Instead, the Company sold such products to its distributors and provided them with the right to return up to 5% of the unsold products. Distributors were also granted credit terms of one year or above. Since late 2008, the right of return is no longer made available to the distributors. Due to the extended credit terms, revenues relating to such sales are deferred until cash is collected from the distributors. Inventory costs of products delivered to distributors for which revenue has been deferred are presented as “deferred costs” on the consolidated balance sheets.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Books and reference materials (continued)

The Group also sells books and reference materials together with study cards. Prior to December 2007, the Group sold books and reference materials together with study cards that could be used to enroll in any online courses. Since December 2007, the Group started to sell certain books and reference materials together with study cards that can only be used to enroll in certain new online courses. The Group accounts for these arrangements in accordance with EITF 00-21. The sales of books together with study cards do not meet the separation criteria pursuant to EITF 00-21 due to the lack of objective and reliable evidence of fair value for the study cards, and therefore the related revenues are recognized as a combined unit of accounting over the subscription period the online course is available to the user or upon expiration of the study cards.

For presentation purposes, the revenue recognized for multiple element transactions involving books and reference materials and study cards that can be used to enroll in any online courses is allocated to online education services revenue based on the stated price of the study card relative to the total stated selling price of the multiple element transaction. The stated price of the study card and the total stated selling price of the multiple element transaction are substantive because a significant portion of the Company’s sales of online education services and multiple element arrangements are sold at their respective stated prices without granting a discount. The residual amount is allocated to books and reference materials revenue. The above methodology has been consistently applied for all years presented.

For presentation purposes, the revenue recognized for multiple element transactions involving books and reference materials and study cards that can only be used to enroll in certain new online courses is allocated to online education services revenue and books and reference materials revenue based on the relative input costs of the particular courses and input costs of the books and reference materials to their total costs. This approach to allocating revenue for these multiple element transactions is rational and systematic because the costs incurred for the particular courses and the books and reference materials are verifiable inputs.

Revenues recognized from multiple element arrangements which are accounted for as a single unit of accounting amounted to approximately US$238,000, US$709,000 and US$1,844,000 for the years ended September 30, 2006, 2007 and 2008, respectively and were allocated to service and product revenue as follows:

	Year ended September 30,
	2006 (US$’000)	2007 (US$’000)	2008 (US$’000)
Online education services	117	350	429
Books and reference materials	121	359	1,415

The Company also considered other appropriate allocation methodologies and concluded that the use of those alternative methodologies would not result in materially different revenue presentation. While the Company believes its current revenue presentation methodology is systematic and rational, it will periodically reassess the appropriateness of its methodology.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Books and reference materials (continued)

The cost of books and reference materials related to the multiple element arrangements are deferred and recognized as cost of goods sold over the subscription period the online course is available to the user or upon expiration of the cards.

In accordance with the relevant tax laws in the PRC, Value-added tax, or VAT, is levied on the invoiced value of sales of books and reference materials and is payable by the purchaser. Revenue is recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. VAT amounted to approximately US$50,000, US$209,000 and US$296,000 for the years ended September 30, 2006, 2007 and 2008, respectively. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent that the Group paid more than collected, the difference represents the net VAT recoverable balance at the balance sheet date. As of September 30, 2007 and 2008, there was no such VAT recoverable balance in the consolidated financial statements. VAT payable balances are included in “Accrued expenses and other liabilities” on the consolidated balance sheets.

Other revenues

Other revenues include sales of course products and platforms and provision of advertising, classroom training and consulting services. Revenue from these sources is also recognized in accordance with SAB 104.

Revenue from sales of course products and platforms is recognized when the products are accepted by the customers.

Revenue from advertising and consulting services is recognized over the period when such services are provided.

Revenue from classroom training is recognized when the training courses are provided.

From time to time, the Company enters into arrangements to provide multiple services to its customers such as developing the customer’s online platform to enable it to sell products through the Company’s website and providing technical support and maintenance services over a period of time. The technical support and maintenance services encompass bug fixes but do not include upgrades or increase functionality of the online platform. Such arrangements are not within the scope of SOP 97-2 “Software Revenue Recognition” because software is considered to be an incidental component of the overall transaction. Instead, the Company applies EITF 00-21 to assess the separability of the deliverables. Since there is a lack of objective and reliable evidence of fair value of the deliverables, the transaction is accounted for as a single unit of accounting. Accordingly, the revenue from the transaction is recognized ratably over the term of the contract in accordance with SAB 104.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of Sales

Cost of online education services primarily includes the production costs of study cards, server and bandwidth leasing fees, lecturer fees, staff costs involved in the operation of online education services including network operation and maintenance, course production and tutor services and other direct costs of providing these services. These costs are expensed when incurred.

Cost of books and reference materials includes direct materials used for production of books, authorship fee and printing costs.

5% business tax on technical and consulting service, software licensing and course production fee received by Champion Technology and Champion Education Technology from Beijing Champion is included in the cost of services.

Advertising Expenditure

Advertising costs are expensed when incurred and are included in “selling expenses” in the consolidated statements of operations. For the years ended September 30, 2006, 2007 and 2008, advertising expenses were approximately US$1,259,000, US$660,000 and US$783,000, respectively.

Shipping and Handling Costs

Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the consolidated statements of operations. During the years ended September 30, 2006, 2007 and 2008, shipping and handling costs classified as selling expenses were US$61,000, US$109,000 and US$202,000, respectively.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group had no capital lease for any of the periods stated herein.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

Effective October 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. See note 15 for additional information including the impact of adopting FIN 48 on the Group’s consolidated financial statements.

The Group recognizes, if any, interest related to unrecognized tax benefits in interest expense and penalties in other expenses.

Share-based Compensation

In 2008 the Group granted to its employees and non-employees share-based compensation awards subject to graded vesting.

The Group accounted for share-based compensation awards granted to employees in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-based Payment” which requires that share-based payment transactions with employees be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. The Group recognizes compensation expense over the vesting term on a straight-line basis with the amount of compensation expense recognized at any date not less than the portion of the grant-date value of the option vested at that date.

The Group accounted for share-based compensation awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). Under SFAS 123R and EITF 96-18, the Group uses the Black-Scholes Option Pricing Model method to measure the value of options granted to non-employees at the earlier of the commitment date or the date at which the non-employee’s performance is complete and recognizes compensation expense using the accelerated method. Prior to the measurement date, non-employee share-based compensation is remeasured at its fair value at each financial reporting date with any changes in the fair value recorded in the consolidated statements of operations.

For share-based compensation awards which require the issuance of a variable number of shares to settle a fixed monetary amount, such awards are accounted for as liabilities in accordance with SFAS 123R and SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

Earnings per share are calculated in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the convertible contingently redeemable preferred shares are included in the computation of diluted earnings per ordinary share on an “if-converted” basis when the impact is dilutive. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings per share by application of the treasury stock method. Two-Class Method prescribed under EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, is used to calculate earnings per share data for preferred shares that are participating securities. Contingent exercise price resets are accounted for in a manner similar to contingently issuable shares.

Comprehensive Income

The Company has adopted SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Company’s comprehensive income represents its net income and foreign currency translation adjustments.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively, with limited exceptions, as of the beginning of the fiscal year in which SFAS 157 is initially applied. The Company is currently assessing the impact, if any, that SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, that SFAS 159 will have on its financial statements.

On December 4, 2007 the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51” (“SFAS160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently assessing the impact, if any, that the adoption of SFAS 160 will have on its financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

On December 4, 2007 the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R) an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment for certain specific item, including:

•	Acquisition costs will be generally expensed as incurred;

•	Non-controlling interests (formerly known as “minority interests”) will be valued at fair value at the acquisition date;

•

Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

•	In process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

•	Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

•	Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141(R) also includes a substantial number of new disclosure requirements. The statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently assessing the impact, if any, that the adoption of SFAS141(R) will have on its financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities” (“SFAS 161”), an amendment of FASB Statement No.133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently assessing the impact, if any, that the adoption of SFAS 161 will have on its financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This new standard shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With General Accepted Accounting Principles”. The Company is currently assessing the impact, if any, that the adoption of SFAS 162 will have on its financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60” (“SFAS 163”). The scope of SFAS163 is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. The Company is currently assessing the impact, if any, that the adoption of SFAS 163 will have on its financial statements.

Concentration of Risks

Concentration of Credit Risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and funds receivable. As of September 30, 2008, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. Funds receivable are unsecured and are held by external parties who collect fees from customers who pay using online payment networks. The funds are transferred to the Group on a periodic basis which typically range from one to three business days. To mitigate the credit risk, the Group only engages large scale and reputable payment networks to collect fees on its behalf. The Group also monitors the timeliness and accuracy of funds transfer by the external payment networks and the credit worthiness of the external payment networks.

Concentration of Customers

There are no revenues from customers which individually represent greater than 10% of the total revenues for the three years ended September 30, 2008.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Risks (continued)

Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Current vulnerability due to certain other concentrations (continued)

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. Especially, foreign investors are not allowed to own more than 50% equity interest in any entity with an Internet content distribution business. Currently, the Group conducts its operations in China through a series of contractual arrangements entered into among Champion Technology, Champion Education Technology, Beijing Champion and its shareholders.

The relevant regulatory authorities may find the current ownership structure, contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	ACQUISITION OF CAIKAOWANG

In order to further broaden the Group’s course offerings and attract new course participants, on September 26, 2007, Beijing Champion and an independent third party entered into two purchase agreements under which Beijing Champion acquired a 40% equity interest in Beijing Caikaowang Company Limited (“Caikaowang”) and the rights to certain low activity internet domain names at the stated contract price of US$54,000 (RMB400,000) and US$270,000 (RMB2,000,000), respectively. In addition, the terms of the equity investment agreement provided Beijing Champion with the option (“Purchase Option”) to acquire an additional 40% equity interest in Caikaowang at a purchase price to be determined based on certain financial results of the investee. Caikaowang is mainly engaged in the provision of on-line education services. The transactions were completed on November 30, 2007.

As the two acquisitions were contemplated concurrently and entered into with the same counterparty, the acquisitions were accounted for as a single purchase whereby the total purchase price of US$324,000 (RMB2,400,000) was allocated to the assets acquired based on their fair values. The allocation of the purchase price is as follows:

US$(‘000)
Investment in Caikaowang	191
Other non-current assets - Purchase Option	57
Domain names	—
Deferred tax assets	76

Total purchase price	324

The Group recorded goodwill of approximately US$144,000 as a result of the acquisition of 40% interests of Caikaowang and accounted for the investment using the equity method of accounting because the Group has the ability to exercise significant influence over Caikaowang. During the year ended September 30, 2008, the Group recorded an equity method loss of US$64,000 in Caikaowang.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	ACQUISITION OF CAIKAOWANG (continued)

In June 2008, Beijing Champion acquired the remaining 60% equity interest in Caikaowang at a contractual consideration of US$576,000 (RMB4 million). As a result, Caikaowang became a 100% owned subsidiary of Beijing Champion. This step of acquisition was accounted for as a business combination in accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations”. The results of Caikaowang’s operations, attributable to the 100% interest acquired, have been included in the Company’s consolidated financial statements since June 2008.

The aggregate purchase price was determined to be US$633,000, comprising of cash of US$576,000, and US$57,000 relating to the Purchase Option.

The following table presents the allocation of the purchase price to the fair values of the portion of the assets acquired and liabilities assumed on June 2, 2008, which were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm.

Allocation of purchase price of assets acquired US$(‘000)

Cash	48
Property, plant and equipment	36
Other intangible assets	76
Deferred revenue	(89)
Other current liabilities	(44)
Deferred tax liabilities	(19)
Goodwill	625

Total consideration paid	633

No supplemental information on a pro forma basis has been presented because the acquisition of Caikaowang is not a material business combination.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	ACCOUNTS RECEIVABLE

	September 30,
	2007	2008
	US$(‘000)	US$(‘000)
Balance at end of year	141	715

All the accounts receivable are non-interest bearing. Based on the Group’s assessment of collectibility, there has been no allowance for doubtful accounts recognized in the three years ended September 30, 2008.

5.	INVENTORIES

Inventories consist of the following:

	September 30,
	2007	2008
	US$(‘000)	US$(‘000)
Raw materials	114	173
Finished goods	5	4

	119	177

Inventory write-downs of US$197,000, US$43,000 and US$nil for the years ended September 30, 2006, 2007 and 2008, respectively, were charged to cost of tangible goods sold.

6.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of the following:

	September 30,
	2007	2008
	US$(‘000)	US$(‘000)
Deposits	81	59
Advance to the suppliers*	—	369
Prepaid expenses	85	283
Funds receivable (note 2)	—	617
Others	43	141

	209	1,469

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	PREPAYMENT AND OTHER CURRENT ASSETS (continued)

*	Advance to the suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials and finished goods. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and is monitored on a regular basis by management. A charge to cost of revenue is recorded in the period in which a loss is incurred. To date, the Group has not experienced any loss of advances to suppliers.

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	September 30,
	2007	2008
	US$(‘000)	US$(‘000)
Buildings	3,808	4,728
Electronic and office equipment	1,277	2,703
Motor vehicles	51	254
Leasehold improvement and building improvement	364	721

Total	5,500	8,406

Less: Accumulated depreciation	(672)	(1,317)

	4,828	7,089

Depreciation expenses were approximately US$177,000, US$286,000 and US$555,000 for the years ended September 30, 2006, 2007 and 2008, respectively.

As of September 30, 2007, certain of the Group’s buildings with a net carrying value of approximately US$977,000 were pledged as security for long-term bank borrowings of approximately US$414,000. This pledge was released during the year ended September 30, 2008 as the long-term bank borrowings were repaid.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	OTHER INTANGIBLE ASSETS AND GOODWILL

Goodwill is comprised of the following:

	For the years ended September 30,
	2006	2007	2008
	US$(‘000)	US$(‘000)	US$(‘000)
Balance at beginning of year	108	111	4,119
Push-down adjustments	—	3,801	—
Equity method goodwill recognized upon acquisition of 40% interest in Caikaowang (note 3)	—	—	144
Goodwill upon step acquisition of remaining 60% interest in Caikaowang (note 3)	—	—	625
Goodwill reduced as a result of a reduction of valuation allowances associated with tax benefit of net operating loss and deductible temporary differences realized subsequent to a business combination (note 15)	—	—	(57)
Foreign currency adjustment	3	207	447

Balance at end of the year	111	4,119	5,278

No goodwill impairment loss has been recognized in any of the years in the three years ended September 30, 2008.

Other intangible assets consist of the following:

	September 30,
	2007	2008
	US$(‘000)	US$(‘000)
Computer software	323	774
Trademarks and domain names	755	1,034
Website	55	95
Courseware	150	182

Total	1,283	2,085

Less: Accumulated amortization	(413)	(695)

	870	1,390

Amortization expenses were approximately US$49,000, US$240,000 and US$235,000 for the years ended September 30, 2006, 2007 and 2008, respectively.

Amortization relating to education software and courseware of approximately US$36,000, US$166,000 and US$145,000 for the years ended September 30, 2006, 2007 and 2008, respectively were included in cost of services in the consolidated statements of operations. Other amortization expenses were included in general and administrative expenses in the consolidated statements of operations.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	OTHER INTANGIBLE ASSETS AND GOODWILL (continued)

The estimated annual amortization expenses for the above intangible assets for each of the following five years are as follows:

Amortization
US$(‘000)
2009	248
2010	232
2011	222
2012	195
2013	138

1,035

9.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	September 30,
	2007	2008
	US$(‘000)	US$(‘000)
Deposit for purchase of property, plant and equipment	666	24
Deposit for purchase of software	3	127
Deposit for purchase of domain names	31	—
Deposit for a business acquisition*	133	—

	833	151

*	Pursuant to a purchase agreement entered between Beijing Champion and an independent party on September 26, 2007, Beijing Champion purchased 40% of Caikaowang from the independent party at a price of US$324,000 (RMB2,400,000). As of September 30, 2007, a deposit of US$133,000 had been made. The transactions were completed on November 30, 2007, and the related deposit was accounted for as part of the purchase consideration (note 3).

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	BANK BORROWINGS

	September 30,
	2007	2008
	US$(‘000)	US$(‘000)
Total bank borrowings	813	—

Comprised of:
Short-term	399	—
Long-term, current portion	47	—

	446

Long-term, non-current portion	367	—

	813	—

All bank borrowings were obtained by Beijing Champion from financial institutions in China.

The short-term bank borrowing outstanding at September 30, 2007 bore interest at 6.12% per annum, and was denominated in the amount of RMB3,000,000. This borrowing had a term of one year and was repaid on December 30, 2007. As of September 30, 2007, the short-term bank borrowing was jointly guaranteed by Champion Technology and Mr. Zhengdong Zhu.

The long-term bank borrowings outstanding at September 30, 2007 bore interest at 6.84% per annum and were denominated in the amount of RMB3,126,000. These long-term bank borrowings of approximately US$ 414,000 were secured by buildings with a net carrying value of approximately US$977,000 and were repaid in September 2008.

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	September 30,
	2007	2008
	US$(‘000)	US$(‘000)
Accrued initial public offering costs	—	907
Accrued expenses	518	849
Salary and welfare payable	160	428
Other payable	287	799

	965	2,983

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	SERIES A CONVERTIBLE CONTINGENTLY REDEEMABLE PREFERRED SHARES

On March 9, 2007, the Company entered into a Series A Preferred Share Subscription Agreement (“Series A Share Agreement”) with three unrelated investors (the “Investors”), namely Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited, in connection with the issuance of Series A Preferred Shares (“Series A Shares”). Pursuant to the Series A Share Agreement, the Company issued 12,996,000 shares of Series A Shares at US$ 0.615553 per share to the Investors for US$7,871,000, net of issuance expenses of US$129,000.

Key terms of the Series A convertible contingently redeemable preferred shares are summarized as follows:

Voting Rights

The Series A Shareholders are entitled to one vote for every ordinary share which the Series A Shares are convertible into.

Liquidation Preference

The holders of the Series A Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares or any other class or series of shares by reason of their ownership of such shares, the amount equal to the Series A Issue Price (as adjusted for share splits, share dividends, combinations, recapitalizations and similar events with respect to such shares) for each Series A Share, plus all accrued but unpaid dividends on the Series A Shares. If upon the occurrence of a liquidation, dissolution or winding up of the Company the assets and funds thus distributed among the holders of the Series A Shares shall be insufficient to permit the payment to such holders of the full Series A Preference Amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A Shares.

Dividends

The holders of Series A Shares, in preference to the holders of ordinary shares, shall be entitled to receive, when, as and if declared by the Directors, but only out of funds that are legally available therefore on a non-cumulative basis, dividends at a rate equal to the greater of (i) eight percent (8%) of the Series A Issue Price per annum or (ii) in the event dividends are to be paid on or set aside for any ordinary shares, the amount per share to be paid on or set aside for all outstanding Series A Shares (on an as-converted basis) (as adjusted for any share dividends, combinations, splits, recapitalizations and the like with respect to such shares). All declared but not paid dividends shall be paid on or before the consummation of a qualified public offering. No dividends may be paid on the ordinary shares or any future series of preferred shares unless all accrued and unpaid dividends on the Series A Shares have been paid.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	SERIES A CONVERTIBLE CONTINGENTLY REDEEMABLE PREFERRED SHARES (continued)

Conversion Rights

The Series A Shares are convertible into ordinary shares at the option of the holder at any time after the issuance date at an initial conversion price of US$0.615553. The conversion price may be adjusted for the following conditions:

Deemed issue of additional ordinary shares/Issuance of additional ordinary shares—In the event that after the Series A original issue date the Company shall issue or shall have been deemed to issue additional ordinary shares without consideration or for a consideration per share less than the Series A conversion price in effect on the date of and immediately prior to such issue, then and in such event, the Series A conversion price shall be reduced, concurrently with such issuance, to a price equal to the price paid per share for such additional ordinary share.

Adjustments for shares dividends, subdivisions, combinations or consolidations of ordinary shares—In the event the ordinary shares shall be subdivided (by share dividend, share split, or otherwise), into a greater number of ordinary shares, the Series A conversion price then in effect shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the ordinary shares shall be combined or consolidated, by reclassification or otherwise, into a lesser number of ordinary shares, the Series A conversion price then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

The Series A conversion price shall be subject to reduction if net profit, which is determined in accordance with generally accepted accounting principles in the United States or the International Financial Reporting Standards (“IFRS”) as determined by the Company and applied on a consistent basis and excluding extraordinary and exceptional one-time income items and any fees and expenses incurred with respect to any equity financing, potential initial public offering or potential merger or acquisition of the Company that are approved by the Investors, is below RMB50 million and RMB100 million for the years ended September 30, 2007 and 2008, respectively. Pursuant to such clause, the conversion price was subsequently reduced to US$0.534636 per share as the net income of fiscal year 2007, determined as aforementioned, was below RMB50 million. As a result, each preferred share became convertible into 1.1514 ordinary shares of the Company.

Automatic Conversion

Each Series A Share shall automatically be converted into ordinary shares at the then effective Series A conversion price upon the earlier of (i) the vote to so convert of the holders of no less than fifty-one percent (51%) of the Series A Shares, voting as a single class, or (ii) upon the consummation of a qualified public offering with an offering size of no less than US$70 million and the offering price no less than three times the original subscription price of US$0.615553 per preferred share. On July 25, 2008, the aforementioned automatic conversion clauses were amended so that each Series A Share shall automatically convert, at the conversion price of US$0.534636, into ordinary shares of the Company immediately prior to the listing of the Company’s ADSs on NYSE Arca provided the IPO is consummated on or prior to December 31, 2008.

Upon the consummation of the Company’s initial public offering (note 1), all of the Series A Shares were automatically converted to 14,963,594 ordinary shares of the Company on July 29, 2008.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	SERIES A CONVERTIBLE CONTINGENTLY REDEEMABLE PREFERRED SHARES (continued)

Redemption

At any time commencing on or after December 31, 2010, provided that a qualified public offering has not occurred, at the election and upon written consent of the holders of at least a majority of the then outstanding Series A Shares, voting together as a class, the Company shall redeem up to all of the outstanding Series A Shares at a redemption price per share equal to a price per share that represents an implied valuation of the Company that equals a fixed internal rate of return of twenty percent (20%) per annum to each holder of Series A Shares, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

Registration Rights

Upon completion of a qualified public offering, the holders of Series A Shares are entitled to request that the Company uses its best efforts to register their ordinary shares under the Securities Act of 1933, following the expiration of the six months lockup period after the offering. The Company has no obligation to pay any consideration in the event registration is not successful.

Accounting for the Series A Shares

The Series A Shares have been classified as mezzanine equity as these Series A Shares can be redeemed at the option of the holders on or after an agreed upon date.

The initial carrying value of the Series A Shares is the issuance price of the Series A Shares at the date of issuance. The Series A Shares are convertible to the Company’s ordinary shares at issuance date. The Company firstly evaluated the embedded conversion option in its Series A Shares to determine if there were any embedded derivatives requiring bifurcation. The conversion option of the Series A Shares does not qualify for separate derivative accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded and therefore not readily convertible into cash.

The Group then evaluated whether a beneficial conversion feature exists by comparing the operable conversion price of Series A Shares with the fair value of the ordinary shares at the commitment date. With the assistance of American Appraisal China Limited, the Group concluded that the fair value of ordinary shares was greater than the operable conversion price of Series A Shares at the commitment date and the excess is greater than the proceeds received from the issuance of Series A Shares. In accordance with EITF 98-5, if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the Series A Shares, the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the Series A Shares. Accordingly, the total proceeds were allocated to the beneficial conversion feature with a credit to Additional paid-in capital upon the issuance of the Series A Shares. All of the unamortized discount remaining at the date of conversion was immediately recognized as a reduction to net income attributable to ordinary shareholders.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	SERIES A CONVERTIBLE CONTINGENTLY REDEEMABLE PREFERRED SHARES (continued)

Accounting for the Series A Shares (continued)

Further, an accretion charge to increase the Series A Shares’ carrying value to their expected redemption amount over the period from issuance to earliest redemption date is recorded as a reduction to net income available to ordinary shareholders using the effective yield method.

The movement of Series A Shares presented on the consolidated balance sheets presented on the consolidated balance sheets is as follows:

US$(‘000)
Series A Shares - Balance as at October 1, 2006	—
Proceeds of Series A Shares (net of issuance cost of US$129)	7,871
Allocation of proceeds to beneficial conversion feature	(7,871)
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	903

Series A Shares - Balance as at October 1, 2007	903
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount	1,332
Accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	8,000
Conversion to ordinary shares immediately prior to initial public offering	(10,235)

Series A Shares - Balance as at September 30, 2008	—

13	ORDINARY SHARES

All share and per share data before January 11, 2008, the inception date of the Company, are presented to give retroactive effect to the share exchange between CDEL Hong Kong and the Company at a rate of 1,000 shares in the Company to 1 share in CDEL Hong Kong.

On August 4, 2008, the Company completed its initial public offering of 35,000,000 ordinary shares. Immediately prior to the initial public offering, 12,996,000 Series A Shares were converted into 14,963,594 ordinary shares.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Champion Technology and Champion Education Technology were established as a wholly-owned foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Beijing Champion was established as a domestic invested enterprise and therefore is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Under PRC laws and regulations, an entity domiciled in the PRC is restricted in its ability to transfer its net assets to entities outside the PRC in the form of dividend payments, loans, or advances. Amounts restricted pursuant to such PRC government regulations include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling approximately US$18,400,000 as of September 30, 2008; therefore in accordance with Rules 5-04 and 4-08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of September 30, 2008 and 2007 and for each of the three years in the period ended September 30, 2008 are disclosed in note 22.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

CDEL Hong Kong is incorporated in Hong Kong and does not conduct any substantive operations of its own.

No provision for Hong Kong profits tax has been made in the financial statements as the Company has no assessable profits for the years ended September 30, 2006, 2007 and 2008, respectively. In addition, upon payments of dividends by CDEL Hong Kong to its shareholder, no Hong Kong withholding tax will be imposed.

China

Prior to January 1, 2008, PRC enterprise income tax, “EIT”, was generally assessed at the rate of 33% of taxable income. However, according to relevant PRC income tax law, a foreign owned enterprise or domestic enterprise qualified as a “high and new technology enterprise” was entitled to a preferential EIT rate of 15% and is further entitled to a three-year EIT exemption for its first three years of operations, and a 50% reduction of its applicable EIT rate for the succeeding three years. The Group’s PRC enterprises have different fiscal and tax year ends. The PRC enterprises use September 30 for financial reporting purposes and December 31 for tax purposes.

Beijing Champion qualified as a “high and new technology enterprise” in the PRC and enjoyed preferential tax treatments as a result of this status. Beijing Champion was exempted from EIT in tax years 2001 to 2003 and was subject to a 7.5% EIT from tax years 2004 to 2006. The applicable EIT rate of Beijing Champion was 15% in tax year 2007.

Champion Technology qualified as a “high and new technology enterprise” in the PRC and enjoyed preferential tax treatments as a result of this status. Champion Technology was exempted from EIT in tax years 2004 to 2006 and was subject to a 7.5% EIT in tax year 2007.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	TAXATION (continued)

China (continued)

Champion Education Technology qualified as a “high and new technology enterprise” in the PRC and enjoyed preferential tax treatments as a result of this status. Champion Education Technology was exempt from EIT in tax year 2007.

In March 2007, a new enterprise income tax law (the “New EIT”) in the PRC was enacted which was effective on January 1, 2008. The New EIT applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The New EIT provides grandfather treatment for companies that qualify as new technology enterprises under the previous income tax laws and rules and that were established before March 16, 2007. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprise” status under the New EIT which would entitle qualified and approved entities to a favorable statutory tax rate of 15%. Solicitation of actual applications has not yet commenced. There are still divergent views on whether there will be any preconditions for allowing grandfather treatment for the unexpired tax holidays of high and new technology enterprises previously qualified under the old tax laws as of December 31, 2007. Champion Technology accounted for its current and deferred income tax using a tax rate of 12.5% for tax year 2008.

Beijing Champion, Champion Education Technology, Caikaowang and Champion Wangge have accounted for their current and deferred income tax based on the enacted statutory tax rate of 25% as the applicable EIT rate for tax year 2008.

The Group adopted the provisions of FIN 48 effective on October 1, 2007. FIN 48 requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. As a result of the adoption of FIN 48, the Group assessed its tax positions and concluded that there was no cumulative effect adjustment to the opening balance of retained earnings as of October 1, 2007. As of September 30, 2008, the Group has recorded an unrecognized tax benefit of US$255,000, which is included in the account of “accrued expenses and other liabilities.”

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2003 to 2007 remain subject to examination by the tax authorities.

(Loss) income before income taxes consists of:

	For the years ended September 30,
	2006	2007	2008
	US$(‘000)	US$(‘000)	US$(‘000)
Non - PRC	(27)	(32)	(435)
PRC	(122)	5,174	4,958

	(149)	5,142	4,523

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	TAXATION (continued)

China (continued)

The current and deferred components of the income tax expense (benefit) appearing in the consolidated statements of operations are as follows:

	For the years ended September 30,
	2006	2007	2008
	US$(‘000)	US$(‘000)	US$(‘000)
Current tax expense	141	656	1,148
Deferred tax benefit	(339)	(963)	(622)

	(198)	(307)	526

The reconciliation of tax computed by applying the statutory income tax rate applicable to PRC operations to income tax benefit is:

	For the years ended September 30,
	2006	2007	2008
	US$(‘000)	US$(‘000)	US$(‘000)
(Loss) income before income taxes	(149)	5,142	4,523

Income tax computed at applicable tax rates of 33% or 25%	(49)	1,696	1,135
Effect of different tax rates in different jurisdictions	4	5	86
Non-deductible expenses	28	252	425
Effect of tax holidays	(181)	(1,717)	(1,120)
Effect of tax rate changes *	—	(543)	—

	(198)	(307)	526

*	On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the New EIT which became effective on January 1, 2008. As a result of the New EIT, it is expected that the income tax rate applicable to Beijing Champion will be unified to 25% from January 1, 2008. Accordingly, Beijing Champion’s deferred taxes as at September 30, 2007 were remeasured to reflect the enactment of the new tax law. Such a remeasurement in deferred taxes has been recognized as a reduction in income tax expenses of US$543,000 in the consolidated statements of operations for the year ended September 30, 2007.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	TAXATION (continued)

China (continued)

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could possibly result in additional tax liabilities. As such the Group has assessed its tax position for a potential income tax exposure related to its subsidiaries in PRC. Based on this assessment, the Group has recorded an unrecognized tax benefit of US$255,000 in 2008, which is included in the account of “accrued expenses and other liabilities” and reflected as non-deductible expenses in the tax reconciliation.

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance - October 1, 2007	205
Additions based on tax positions related to the current year	23
Foreign currency adjustment	27

Balance - September 30, 2008	255

As of September 30, 2008, the Group has recognized a provision of US$255,000 for unrecognized tax benefits, all of which represents the amount of unrecognized tax benefits that would impact the effective tax rate, if recognized in connection with the normal tax return preparation. It is possible that the amount of unrecognized tax benefits will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

The aggregate amount and per share effect of the tax holidays are as follows:

	For the years ended September 30,
	2006	2007	2008
	US$	US$	US$
	(Amounts in thousands except for the per share data)
The aggregate amount	181	1,717	1,120

The aggregate effect on basic and diluted earnings per share:
-Basic	Nil	0.02	0.01

-Diluted	Nil	0.02	0.01

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	TAXATION (continued)

China (continued)

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	September 30,
	2007	2008
	US$(‘000)	US$(‘000)
Deferred tax assets, current portion
Account receivable	—	228
Inventory writedown	11	—
Accrued expenses	32	118
Excessive advertising expenses	299	—
Deferred revenue	547	891
Refundable fees	475	1,172
Other	48	—

	1,412	2,409

Deferred tax liabilities, current portion
Deferred cost	—	(112)

	—	(112)

Deferred tax assets, current portion, net	1,412	2,297

Deferred tax assets, non-current portion
Intangible assets		67
Property, plant and equipment	81	154
Deferred revenue, non-current portion	—	38
Accounts receivable	131	—

	212	259

Deferred tax liabilities, non-current portion
Intangible assets	(150)	(170)
Deferred cost	(54)	—

	(204)	(170)

Deferred tax assets, non-current portion, net	8	89

In the fourth quarter of fiscal year 2008, Caikaowang generated a taxable income for PRC income tax purposes that was offset by available net operating loss carryforwards and deductible temporary differences, a portion of which was subject to valuation allowances previously established in acquisition of Caikaowang (see note 3). Due to the utilization of these net operating loss carryforwards and deductible temporary differences, the related valuation allowance was reduced by approximately US$57,000 in the fourth quarter of fiscal year 2008 with a corresponding reduction in goodwill related to the acquisition of Caikaowang.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	TAXATION (continued)

China (continued)

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned within the PRC after December 31, 2007 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution at September 30, 2008 are considered to be indefinitely reinvested under Accounting Principles Board Opinion No. 23 “Accounting for Income Taxes - Special Areas” and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC. Unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries were not recorded because the determination of that amount is not practicable.

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of September 30, 2008, the Group has not declared any dividends.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship with the Group
Mr. Zhengdong Zhu	Director of the Company and ultimate controlling shareholder of the Company

b)	The Group had the following related party transactions for the years ended September 30, 2006, 2007 and 2008:

	For the years ended September 30,
	2006	2007	2008
	US$(‘000)	US$(‘000)	US$(‘000)
Office rental expenses paid to Mr. Zhengdong Zhu	276	205	—

Purchase of properties from Mr. Zhengdong Zhu *	—	1,977	738

Short-term borrowing guaranteed by Mr. Zhengdong Zhu	—	399	—

*	In December 2007, the Group purchased certain property from Mr. Zhengdong Zhu at a total consideration of approximately US$738,000 which approximated the fair value of the assets acquired. The excess of the consideration paid by the Group over the net carrying value of the properties amounted to US$193,000 (net of deferred tax effect of US$64,000) and was reflected as deemed dividends distributed to Mr. Zhengdong Zhu, the controlling shareholder of the Company, in the consolidated statement of changes in shareholders’ equity.

Beijing Champion granted Caikaowang, its former equity investee, the use of certain of its domain names for no consideration during the period from November 30, 2007 to June 2, 2008 when Caikaowang became a wholly owned subsidiary of Beijing Champion.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately US$229,000, US$297,000 and US$596,000 for the years ended September 30, 2006, 2007 and 2008, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the income statement as incurred. The total amounts for such employee benefits were approximately US$1,122, US$1,169 and US$1,538 for the years ended September 30, 2006, 2007 and 2008, respectively.

18.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following at September 30, 2008:

US$(‘000)
2009	758
2010	752
2011	752
2012	692
2013	692

3,646

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended September 30, 2006, 2007 and 2008, total rental expenses for all operating leases amounted to approximately US$304,000, US$219,000 and US$659,000, respectively.

Income taxes

As of September 30, 2008, the Group has recognized approximately US$255,000 accrual for unrecognized tax benefits (note 15). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of September 30, 2008, the Group classified the US$255,000 accrual as a current liability.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	SEGMENT REPORTING

The Company operates and manages its business as a single segment that includes primarily the provision of online education services and selling of related products.

The revenues attributable to the different service and product groups are as follows:

	For the years ended September 30,
	2006	2007	2008
	US$(‘000)	US$(‘000)	US$(‘000)
Online education services	5,371	10,637	13,900
Books and reference materials	174	484	1,616
Others	122	725	2,058

	5,667	11,846	17,574

Online education services accounted for 95%, 90% and 79% of the Group’s net sales for the years ended September 30, 2006, 2007 and 2008, respectively. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.

Geographic disclosures:

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the periods presented are calculated as follows:

	For the years ended September 30,
	2006	2007	2008
	US$	US$	US$
	(Amounts in thousands except for the number of shares and per share data)
Numerator:
Net income (loss) attributable to ordinary shareholders	49	4,546	(5,335)
Less: Undistributed earnings allocated to participating preferred shares	—	(318)	—
Net income (loss) allocated to ordinary shares for computing net income (loss) per ordinary shares – basic and diluted	49	4,228	(5,335)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	100,000,000	95,415,512	100,373,673

Basic and diluted earnings (loss) per share	Nil	0.04	(0.05)

In 2007, the basic earnings per share was calculated using the two class method because the Series A Shares were participating securities. Diluted earnings per share is the same as basic earnings per share because the effects of the Series A Shares were anti-dilutive when computed on an “if converted” basis.

In 2008, the “out of the money” share options were not included in the calculation of diluted loss per share under the treasury stock method because their exercise prices were greater than the average fair value of the ordinary shares and, therefore, the effect would be anti-dilutive. The effects of the Series A Shares were still anti-dilutive when computed on an “if converted” basis for 2008. Restricted shares (note 21) were not included in the calculation of diluted loss per share under the treasury stock method because the effect was anti-dilutive.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	SHARE INCENTIVE PLAN

Share options

On April 18, 2008, the Company’s shareholders approved the “China Distance Education Holdings Limited Share Incentive Plan” (the “Prior Plan”). The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to employees and non-employees of the Group (the “Participants”) under the Prior Plan should not exceed 11,652,556 ordinary shares of par value US$0.0001 per share. On July 2, 2008, the Company’s shareholders approved the “China Distance Education Holdings Limited 2008 Performance Incentive Plan” (the “New Plan”). Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is equal to 5% of the total number of ordinary shares issued and outstanding as of August 4, 2008, plus an automatic annual increase on October 1 of each calendar year commencing with October 1, 2008, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, or (ii) such number of ordinary shares as may be determined by the Company’s board of director. The purpose of these share incentive plans is to promote the success of the Company and the interests of its shareholders by providing a means through which the Company may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of recipients with those of the Company’s shareholders generally. The Prior Plan will expire on April 17, 2018. The New Plan will expire on the tenth anniversary date of August 4, 2008.

By a resolution of the board of directors on April 18, 2008, 11,652,556 share options were authorized to be granted to certain employees and non-employees. An aggregate of 11,045,500 share options have been granted, including a total of 10,060,600 granted to employees on April 18, 2008 and May 31, 2008, and 984,900 granted to non-employees on April 18, 2008. The share options have an exercise price of US$2.995966 per share and have a graded vesting term of four years.

The option shall vest as to 25% of the total number of ordinary shares subject to the option on the first anniversary of the vesting commencement date. The remaining 75% of the total number of ordinary shares subject to the option shall vest in six substantially equal semi-annual installments, with the first installment vesting on the last day of the sixth month following the month in which the first anniversary of the vesting commencement date occurs and an additional installment vesting on the last day of every six months thereafter.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	SHARE INCENTIVE PLAN (continued)

Share options (continued)

The following table summarizes employee share-based awards activity in the year ended September 30, 2008:

Share Option granted to employees	Number of shares	Weighted- average exercise price		Weighted- average grant-date fair value		Weighted average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, October 1, 2007	—		—		—
Granted	10,060,600	US$	2.995966	US$	1.1688
Forfeited	(413,700)	US$	2.995966	US$	1.1742

Outstanding, September 30, 2008	9,646,900	US$	2.995966	US$	1.1686	9.55	—

Vested and expected to vest at September 30, 2008	9,271,150	US$	2.995966	US$	1.1685	9.55	—

Exercisable at September 30, 2008	—		—		—	—

Share Option granted to non-employees	Number of shares	Weighted- average exercise price		Weighted- average grant-date fair value		Weighted average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, October 1, 2007	—		—		—
Granted	984,900	US$	2.995966	US$	1.1684

Outstanding, September 30, 2008	984,900	US$	2.995966	US$	1.1684	9.55	—

Vested and expected to vest at September 30, 2008	984,900	US$	2.995966	US$	1.1684	9.55	—

Exercisable at September 30, 2008	—		—		—	—

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	SHARE INCENTIVE PLAN (continued)

Share options (continued)

As of September 30, 2008, the unrecognized share-based compensation cost related to share options amounted to approximately US$10,809,000. This compensation cost is expected to be recognized over a weighted-average vesting period of 3.58 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation expenses related to these awards may be different from the expectation.

The fair value of each option award to employees and non-employees was estimated using the Black-Scholes Option Pricing Model by the management of the Company with assistance from American Appraisal China Limited. The volatility assumption was estimated based on the price volatility of the shares of comparable companies in the education business because the Company was not a public company at the grant date and therefore did not have data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the option. The expected term was estimated based on the vesting terms, contractual terms and management’s expectation of exercise behavior of the option grantees. The risk-free rate was based on the market yield of China Sovereign Bonds denominated in US$ with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience.

The following table presents the assumptions used to estimate the fair values of the share options granted in the year ended September 30, 2008:

For the year ended September 30, 2008
Risk-free interest rate	4.470%-4.679%
Dividend yield	—
Expected volatility range	47%
Expected life (in years)	5.98-6.2

Restricted ordinary shares

On July 2, 2008, the Company’s board of directors approved to pay US$300,000 to an independent director in exchange for her services to be provided to the Company over a three-year period commencing from the effectiveness of the Company’s registration statement on Form F-1 on July 29, 2008. The US$300,000 shall be paid in three installments in the form of restricted ordinary shares of the Company. The initial installment of such restricted shares was issued on the completion of the Company’s initial public offering on August 4, 2008, and the remaining two installments will be issued on the second anniversary and third anniversary of August 4, 2008. The number of restricted shares issued on the initial installment date was 57,143 which was determined as the quotient yielded by dividing US$100,000 by the ordinary share price, calculated based on the price at which the ADSs were sold to the public in the Company’s initial public offering. The number of restricted shares to be issued on the second anniversary and third anniversary of August 4, 2008 will be equal to the quotient yielded by dividing US$100,000 by the ordinary share price calculated based on the closing price of the Company’s ADSs at the date of issuance.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	SHARE INCENTIVE PLAN (continued)

Total share-based compensation expense of share-based awards granted to employees and non employees recognized for the year ended September 30, 2008 is as follows:

For the year ended September 30, 2008
US$(‘000)
Cost of services	689
General and administrative expenses	629
Selling expenses	161

1,479

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at September 30,
	2007	2008
	US$(‘000)	US$(‘000)
ASSETS

Current assets:
Prepayment and other current assets	—	121
Amount due from a subsidiary	—	54,687

Total current assets	—	54,808

Non-current assets:
Investment in subsidiaries	13,687	20,347

Total non-current assets	13,687	20,347

Total assets	13,687	75,155

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed balance sheets (continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other liabilities	—	924
Amounts due to subsidiaries	—	1,481

Total current liabilities	—	2,405

Total liabilities	—	2,405

Commitments and contingencies
Series A convertible contingently redeemable preferred shares (par value of US$0.0001 per share; Authorized -20,000,000 shares at September 30, 2007 and 2008; Issued and outstanding -12,996,000 and nil shares at September 30, 2007 and 2008, respectively;. At September 30, 2008, aggregate liquidation preference and redemption amounts were US$ nil and US$ nil, respectively (2007 - US$8,000 and US$8,903, respectively)	903	—

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2007 and 2008; Authorized - 480,000,000 shares at September 30, 2007 and 2008; Issued and outstanding-91,877,000 and 141,897,737 shares at September 30, 2007 and 2008, respectively)	9	14
Additional paid-in capital	12,606	76,811
Foreign currency translation	433	1,717
Cumulative deficits	(264)	(5,792)

Total shareholders’ equity	12,784	72,750

Total liabilities, preferred shares and shareholders’ equity	13,687	75,155

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of operations

	For the years ended September 30,
	2006	2007	2008
	US$(‘000)	US$(‘000)	US$(‘000)
Revenues	—	—	—
Cost of revenues	—	—	—
Selling expenses	—	—	—
General and administrative expenses	—	—	(351)

Operating loss	—	—	(351)
Equity in profit of subsidiaries	49	5,449	4,361
Exchange loss	—	—	(13)

Net income	49	5,449	3,997
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	—	(903)	(9,332)

Net income / (loss) attributable to ordinary shareholders	49	4,546	(5,335)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of cash flows

	For the years ended September 30,
	2006	2007	2008
	US$(‘000)	US$(‘000)	US$(‘000)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	49	5,449	3,997
Adjustments to reconcile net income to net cash used in operating activities:
Equity in profit of subsidiaries	(49)	(5,449)	(4,361)
Share-based compensation	—	—	270
Increase in accrued expenses and other liabilities			17
Decrease in amounts due from a subsidiary			64
Exchange loss	—	—	13

Net cash generated in operating activities	—	—	—

Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of the year	—	—	—

Cash and cash equivalents at end of the year	—	—	—

Supplemental schedule of non-cash activities:

Initial public offering costs included in accrued expenses and other liabilities	—	—	907

Initial public offering costs paid by subsidiaries of the Company			1,468

Conversion of Series A convertible contingently redeemable preferred shares into ordinary shares	—	—	10,235

Proceeds from initial public offering (net of underwriter discount and certain issuance costs paid) paid directly to a subsidiary of the Company	—	—	54,871

Basis of Presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in APB opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in Subsidiaries” and 100% of the subsidiaries profit or loss as “Equity in profit or loss of subsidiaries” on the statement of income.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

The proceeds from the Company’s initial public offering amounting to US$54,871,000 (net of underwriter discount and certain initial public offering costs) were deposited directly into the bank account held by CDEL Hong Kong. Accordingly, the initial public offering proceeds are not presented as a cash inflow from financing activities in the above cash flow statement for the year ended September 30, 2008.

23.	SUBSEQUENT EVENTS

Share repurchase program

On November 20, 2008, the Company announced that its board of directors has approved a share repurchase program effective November 20, 2008. Under the approved program, the Company is authorized to repurchase up to US$10 million worth of its issued and outstanding ADSs from time to time in open-market transactions on NYSE Arca. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The program may be suspended or discontinued at any time.

Modification of share option plan

On December 2, 2008, the Company’s board of directors and compensation committee approved to reduce the exercise price of all outstanding share options from US$2.995966 to a price that equals the Company’s ordinary share price calculated based on the closing price of the Company’s ADS on NYSE Arca on December 2, 2008.