Form 20-F
period 2009-09-30
China Distance Education Holdings LTD
filed 2010-03-31
CIK 1438644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2009

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 138,765,685 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting ☐	Other ☐
Standards as issued by the
International Accounting
Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17     ☐        Item 18    ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

1

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended September 30, 2007, 2008 and 2009 and audited consolidated balance sheet data as of September 30, 2008 and 2009.

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

A. Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the fiscal years ended September 30, 2007, 2008 and 2009 (other than ADS data), and the selected consolidated balance sheets data as of September 30, 2008 and 2009, are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended September 30, 2005 and 2006 and the selected consolidated balance sheets data as of September 30, 2006 and 2007 are derived from our audited consolidated financial statements, which are not included in this annual report. Our selected consolidated balance sheet data as of September 30, 2005 is derived from our unaudited consolidated financial statements, which are not included in this annual report. The following information should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. We have prepared our unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	For the Year Ended September 30,
	2005	2006	2007	2008	2009
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	3,630	5,371	10,637	13,900	22,279
Books and reference materials	154	174	484	1,616	2,709
Others	55	122	725	2,058	5,133

Total net revenues	3,839	5,667	11,846	17,574	30,121

Cost of sales:
Cost of services	(1,531)	(2,566)	(3,553)	(5,981)	(12,834)
Cost of tangible goods sold	(117)	(147)	(354)	(818)	(1,577)

Total cost of sales	(1,648)	(2,713)	(3,907)	(6,799)	(14,411)

Gross profit	2,191	2,954	7,939	10,775	15,710
Operating expenses:
Selling expenses	(339)	(1,676)	(1,285)	(2,448)	(6,722)
General and administrative expenses	(1,541)	(1,400)	(1,638)	(3,906)	(7,432)

Total operating expenses	(1,880)	(3,076)	(2,923)	(6,354)	(14,154)
Other operating income	—	—	131	209	292
Other expense	—	—	—	(144)	—

Operating income (loss)	311	(122)	5,147	4,486	1,848
Interest income (expense), net	(28)	(27)	(5)	176	742
Exchange loss	—	—	—	(75)	(6)
Equity in loss of an affiliated company	—	—	—	(64)	—

Income (loss) before income taxes	283	(149)	5,142	4,523	2,584

Income tax (expense) benefit	22	198	307	(526)	(1,478)
Minority interest, net of taxes	—	—	—	—	82

Net Income	305	49	5,449	3,997	1,188
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion to beneficial conversion feature of Series A convertible contingently redeemable preferred shares	—	—	(903)	(9,332)	—

Net income (loss) attributable to ordinary shareholders	305	49	4,546	(5,335)	1,188

Net income (loss) per share:
Basic	Nil	Nil	0.04	(0.05)	0.01
Diluted	Nil	Nil	0.04	(0.05)	0.01
Weighted average number of ordinary shares outstanding:
Basic	100,000,000	100,000,000	95,415,512	100,373,673	140,260,811
Diluted	100,000,000	100,000,000	95,415,512	100,373,673	140,475,941
Net income (loss) per ADS:(1)
Basic	0.01	Nil	0.16	(0.20)	0.03
Diluted	0.01	Nil	0.16	(0.20)	0.03
Share-based compensation expenses:			—
Cost of services	—	—	—	689	1,854
Selling expenses	—	—	—	161	454
General and administrative expenses	—	—	—	629	1,612

	—	—	—	1,479	3,920

Other Consolidated Financial Data:
Gross Margin(2)	57.1%	52.1%	67.0%	61.3%	52.2%
Operating Margin(3)	8.1%	(2.2)%	43.5%	25.5%	6.1%
Net Margin(4)	7.9%	0.9%	46.0%	22.7%	3.9%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents income (loss) from operations as a percentage of net revenues.
(4)	Net margin represents net income as a percentage of net revenues.

	As of September 30,
	2005	2006	2007	2008	2009
	(In thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,115	690	7,106	66,223	21,437
Total assets	3,267	3,988	19,928	85,326	92,533
Deferred revenue	935	1,784	2,524	3,891	7,643
Refundable fees	23	53	1,907	4,688	1,781
Total liabilities	2,619	3,267	6,241	12,576	15,661
Series A convertible contingently redeemable preferred shares	—	—	903	—	—
Total shareholders’ equity	648	721	12,784	72,750	73,909
Total liabilities, preferred shares, minority interest and shareholders’ equity	3,267	3,988	19,928	85,326	92,533

Exchange Rate Information

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB 6.8262 to $1.00, the noon buying rate in effect as of September 30, 2009. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On March 26, 2010, the noon buying rate was RMB 6.8269 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Renminbi per U.S. dollars Noon Buying Rate
	Average(1)	Low	High	Period End
Fiscal year ended September 30, 2005	8.2322	8.2768	8.0871	8.0920
Fiscal year ended September 30, 2006	8.0178	8.0924	7.8965	7.9040
Fiscal year ended September 30, 2007	7.6947	7.9168	7.4928	7.4928
Fiscal year ended September 30, 2008	7.0936	7.5158	6.7800	6.7899
Fiscal year ended September 30, 2009	6.8302	6.8842	6.8171	6.8262
Most recent six months:
September 2009	6.8277	6.8303	6.8247	6.8262
October 2009	6.8267	6.8292	6.8248	6.8264
November 2009	6.8271	6.8300	6.8255	6.8265
December 2009	6.8275	6.8299	6.8244	6.8259
January 2010	6.8269	6.8258	6.8295	6.8268
February 2010	6.8285	6.8258	6.8330	6.8258
March 2010 (through March 26, 2010)	6.8262	6.8270	6.8254	6.8269

Source: Federal Reserve Bank of New York and U.S. Federal Reserve

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

If we are unable to continue to attract course participants to enroll in our courses, or to charge our course participants competitive but profitable fees, our revenues may decline and we may not be able to maintain profitability.

The success of our business depends primarily on the number of enrollments in our courses and the amount of course fees that we can charge. Therefore, our ability to continue to attract course participants to enroll in our courses and charge our course participants competitive but commercially profitable fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new courses and enhance existing courses to respond to changes in market trends and demands of course participants, to effectively market our courses to a broader base of prospective course participants, to train and retain qualified lecturers and tutors, to develop or acquire additional high-quality educational content and to respond to competitive pressures. In addition, the expansion of our courses, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new courses, services and products or maintain their quality and consistency, or other factors. Furthermore, we may not be able to develop and offer additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. If we are unable to continue to attract course participants to enroll in our courses, increase enrollments in our relatively new courses, or charge our course participants competitive but profitable fees, our revenues may decline and we may be unable to achieve revenue growth or maintain our profitability.

If we fail to develop and introduce new courses, services and products that meet our target customers’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the legal, healthcare, construction engineering, information technology and other industries, as well as participants of online courses for self-taught learners seeking higher education and other forms of online education. In addition to regular classes, we have also introduced, in the past couple of years, “elite” classes, “premium” classes within some of our most popular course offerings to better serve the needs of high-end customers. The profitability of the elite classes may be subject to risks given that the course participants enjoy refund privileges if certain pre-agreed conditions are met. The profitability of the premium classes may also be subject to risks given that course participants enjoy a 50% discount off the fee of the same courses they may enroll in for the following year if certain pre-agreed conditions are met. In the fiscal year ended September 30, 2009, we have also expanded our course offerings to target university students, job seekers and individuals interested in learning to start a business. The profitability of our business start-up training courses may be subject to risks given that the subsidy we are entitled to receive from government authorities in certain provinces and cities may be reduced if certain stipulated conditions in the government authorities’ subsidy policies are not met. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

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

We face competition from providers of traditional offline education, training and test preparation services, and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation market. The provision of professional education and test preparation courses over the Internet is a relatively recent concept. Although online education is increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally viewed as a more accepted method. We therefore compete with traditional in-person educational institutions and training centers in the various subject areas for which we offer courses. As most of our courses are conducted solely online, if the perception persists or increases that traditional forms of education and training are preferred, we may not be able to compete effectively with competitors engaging in traditional forms of education and training. In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the foreign partners’ technology and experience developed in their home markets.

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

Following the expansion of our course offerings to offline primary and secondary school supplementary courses, information technology courses and business start-up training courses in the fiscal year ended September 30, 2009, we also face competition from providers of traditional offline education in these areas.

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

Our business could be adversely affected by changes in the perceived difficulty, requirements or formats of professional examinations and continuing education in China.

We provide online professional education and test preparation courses relating to the accounting, legal, healthcare, construction engineering, information technology and other industries. In addition, we also provide online professional continuing education courses relating to the accounting and construction engineering industries. If there is any material change to the perceived difficulty, requirements or formats of examinations and continuing education in these subject areas, and we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, the demand for, and relevance of, our courses and training materials may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

Our business could be adversely affected by changes in the perceived difficulty, requirements or formats of business start-up training courses, or changes in the government authorities’ subsidy policy.

We provide business start-up training courses to university students and other job seekers using materials prepared in accordance with requirements of the relevant government authorities in various provinces and cities. Our net revenue generated from such courses is conditioned on our ability to meet the government stipulated conditions under the subsidy policies. Such policies are established by relevant government authorities in various provinces and cities. When determining our entitlement to the subsidy, the government authorities consider the pass rate of our course participants’ business proposals as evaluated by such authorities, as well as the business start-up rate and employment rate of our course participants. If there is any material change to the perceived difficulty, requirements or formats of the courses or the government subsidy policy in relevant provinces and cities, and we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, or to meet the stipulated conditions of the government subsidy policy, the demand for our courses and training materials may decrease and our revenue generated from this course offering may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

Our business is dependent on our lecturers comprised primarily of academics and experienced practitioners within their respective industries who are typically engaged on a part-time contractual basis, and some of whom are not bound by exclusivity restrictions.

Most of our courses are conducted by lecturers, comprised primarily of academics from post-secondary educational institutions and experienced practitioners within their respective industries in China. The popularity and effectiveness of our courses depend on the teaching ability of these lecturers and their reputation as skilled lecturers. Our lecturers are typically engaged on a part-time contractual basis for periods ranging from one to three years, except for some more experienced lecturers for whom the contract periods are typically four to five years. Some lecturers are not bound by exclusivity restrictions. If our lecturers fail to deliver quality lectures as a result of inadequate devotion of their time and energy to our courses or for other reasons, our business may be adversely affected. In addition, as the online education industry grows and matures, we may face increasing competition from our competitors for lecturers with good reputations and effective teaching skills, and on whom we rely for the delivery of quality services and to maintain and promote our leading market position. Any failure to attract qualified lecturers or to maintain or improve the quality of our lectures could adversely affect our reputation and operating results.

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

Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of our outstanding ordinary shares and, as a result, he has significantly greater influence over us and our corporate actions relative to our public shareholders and his interests may not be aligned with the interests of other shareholders.

As of the date of this annual report, our co-founder and chief executive officer, Mr. Zhu, beneficially owned 68,609,306 ordinary shares or approximately 49.5% of our outstanding ordinary shares. Mr. Zhu is an affiliate as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, due to the large size of his shareholding in us and his positions with us as our chairman and chief executive officer. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Furthermore, we engaged in related party transactions with Mr. Zhu and entities controlled by Mr. Zhu in the past. For example, we rented our office premises located at Xueyuan International Tower in Beijing from Mr. Zhu from 2004 to 2007, and purchased such office premises from Mr. Zhu in 2007 at mutually agreed prices. However, we cannot assure you that such transactions have always been conducted on an arms’ length basis or on terms that are most favorable to us and our shareholders.

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

We cannot assure you that our services and products do not or will not infringe any intellectual property rights held by third parties. We have in the past, in the ordinary course of business, experienced claims for intellectual property infringement, none of which has had a material effect on our business. We cannot assure you that in the future we would not receive claims of infringement of third parties’ proprietary rights or claims for indemnification resulting from infringement arising from our services or products. We may also become subject to claims that content on our websites or in the books and reference materials or marketing materials that we or our lecturers author or distribute is in fact protected by third parties’ copyright ownership rights or trademark.

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

We adopted our Share Incentive Plan in April 2008, under which we have to date granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers. We adopted in July 2008, and amended and restated in February 2009, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 8,511,007 ordinary shares as of September 30, 2009, plus an automatic annual adjustment. Pursuant to the New Plan, we agreed to issue a certain number of restricted shares to an independent director upon the completion of our initial public offering in connection with her becoming our independent director. In addition, pursuant to the New Plan, we granted options for the purchase of a total of 400,000 ordinary shares to five non-executive directors in December 2008 and options to purchase 1,361,900 ordinary shares to other employees in November 2009. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plan.” In connection with the share options we granted and restricted shares we issued, we incurred $1.5 million and $3.9 million of share-based compensation expenses in the fiscal years ended September 30, 2008 and 2009, respectively, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Share-based Compensation Expenses.” The expenses associated with options granted and restricted shares issued under the share incentive plans may continue to materially impact our future results of operations. In addition, if we grant additional options, restricted shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders.

We may need additional capital but may not be able to obtain it on acceptable terms or at all.

We believe that our current cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for 18 months following the date of this annual report. We do not anticipate that our current expansion plans will require significant capital commitments due to the scalability of our business model. We do, however, expect to spend money on the further development of our “Chinaacc” brand and other brands in the disciplines for which we offer courses. We do not expect our short-term and long-term cash requirements to be materially different.

Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include, for example, mergers and acquisitions, our sales performance, ability to control costs and expenses, and choice of financing arrangements. Any changes in the significant factors affecting our revenues from education services may cause material fluctuations in our cash generated from operations. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Overview — Specific Factors Affecting Our Results of Operations” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of companies mainly providing online professional education and test preparation courses;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in Internet, educational services and professional training services companies;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to effectively manage the expansion of our operations through new acquisitions or joint ventures or to successfully realize the anticipated benefits of any such acquisition or joint venture.

We have historically complemented our organic growth through the selective acquisition of complementary businesses, assets, products or technology, or the formation of joint ventures, and we may continue to do so in the future. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. Consummation of acquisitions and the subsequent integration of new assets and businesses into our own could also be costly and require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect and may even result in our suffering losses. For example, with respect to our acquisition of Yinglun Yucai’s business start-up training business, we are currently seeking through arbitration to require the vendors, among other things, to compensate Zhengbao Yucai in the amount of RMB 2.8 million ($0.4 million) for the operating loss incurred in the fiscal year 2009. For more information regarding the arbitration, please see “Item 8. Financial Information—Legal Proceedings.” Moreover, completions of acquisitions are typically subject to various approval processes. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay. Furthermore, acquisitions or joint ventures could result in the use of substantial amounts of cash, potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

Slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies have entered into recession. Due to the deteriorated global economic and financial conditions and China’s own political and economic factors, the Chinese economy also experienced a significant slow-down beginning in the second half of 2008. Subsequently, due to the various measures adopted by the PRC government to forestall the economic downturn, the Chinese economy has been gradually recovering. It is uncertain, however, for how long the trend will continue. Since we derive substantially all of our revenues in China, any persistent slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. In addition, further disruption in the financial markets may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on terms acceptable to us.

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

Our business could be materially and adversely affected by natural calamities or health epidemics such as influenza, severe acute respiratory syndrome or other epidemics. On May 12, 2008, a major earthquake struck China’s populous Sichuan province and was felt across much of the country, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of an announcement by the Ministry of Finance to postpone the administration of the Elementary Level and Intermediate Level Accounting Professional Qualification Exams across China as a direct result of the earthquake, which exams were originally scheduled to be held on the third weekend of May 2008. On July 2, 2008, the Ministry of Finance announced that these exams will be held on September 6 and 7, 2008. As a result of the exam dates being rescheduled from May 2008 to September 2008, deferred revenue generated from our test preparation courses relating to the two major accounting exams was not fully recognized as revenue by May 2008, but were recognized over a longer period of time through September 2008. In addition, refundable fees relating to these two exams were not recognized as revenue in the fiscal fourth quarter of 2008 and were instead recognized in the fiscal first quarter of 2009 when the exam results were released. For a more detailed discussion of how we recognize revenues, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Revenue Recognition.” In addition, in recent years, there were reports regarding the occurrences of various forms of influenza in different parts of China, including cases resulting in deaths. Any occurrences of natural calamities or epidemics may result in the postponement or rescheduling of examinations for which we provide courses, which may in turn have an adverse impact on our revenues and performance. In addition, if our employees are affected by natural calamities or contagious or virulent diseases, we may fail to provide our courses, materials and services in a timely manner, which will have an adverse impact on our financial performance. We have not adopted any written preventive measures or contingency plans to combat any future natural calamities or outbreak of epidemics. Any natural calamities or prolonged recurrence of adverse public health developments in China may have a material and adverse effect on our business operations, financial performance and prospects.

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

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to our annual report on Form 20-F for the fiscal year ended September 30, 2009.

Our management has concluded that our internal control over financial reporting was effective as of September 30, 2009. Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of September 30, 2009. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Because we are a Cayman Islands company and we hold the equity interests of our PRC subsidiaries indirectly through China Distance Education Limited, a Hong Kong company, or CDEL Hong Kong, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among CDEL Hong Kong, our two PRC subsidiaries, Beijing Champion Distance Education Technology Co., Ltd., or Champion Technology and Beijing Champion Education Technology Co., Ltd. or Champion Education Technology, our affiliated PRC entity, Beijing Champion and its shareholders. Beijing Champion is a PRC limited liability company 79% owned by Zhengdong Zhu, our chairman and chief executive officer and a major shareholder, and 21% owned by Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. Beijing Champion holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of China’s Ministry of Industry and Information, or MII, which allows Beijing Champion to provide Internet content distribution services. Each of Caikaowang and Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge, both are subsidiaries of Beijing Champion, also holds an ICP license issued by the Beijing Telecommunications Administration Bureau. Beijing Champion and its subsidiaries have also received approvals issued by the Beijing Telecommunications Administration Bureau to provide online bulletin board services on eight of our 16 websites where we currently provide such services. In addition, Beijing Champion holds a Permit of Internet Cultural Activities issued by the Ministry of Culture, which permits Beijing Champion to engage in production and dissemination of cultural products through the Internet. The ICP licenses and other approvals held by Beijing Champion and its subsidiaries are essential to the operation of our business.

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

Each of our affiliated entities including Beijing Champion, Caikaowang and Champion Wangge is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. Our affiliated entities have obtained primary approvals including an ICP license for our 16 websites and an approval for operating electronic bulletin board services on eight websites where we currently provide such services. These licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Our affiliated entities, however, may be required to obtain additional licenses, such as an Internet Publishing License for engaging in Internet publishing and an Internet News Information Services Provision Approval for engaging in distribution of news through the Internet. If any of our affiliated entities fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to the interpretation and application of the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, promulgated in 2007. If the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

On December 20, 2007, SARFT and MII issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MII jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MII officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SARFT promulgated a notice regarding the issues of management of Internet Audio-Video Program Services License, which provide that the application for re-registration of the Internet Audio-Video Program Services License shall be closed on December 20, 2009.

Based on the advice of our PRC legal counsel, Jingtian & Gongcheng, we do not believe that we are required to apply for a License for Disseminating Audio-Video Programs through Information Network as an enterprise providing online education and test preparation courses. As an online education services provider, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not one of those providers of audio-video program services covered under the Internet Audio-Video Program Measures. However, there is no further official or publicly-available interpretation of these definitions, especially the scope of “Internet Audio-Video Program.” If the governmental authorities decide that our provision of online education services falls within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

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

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses.

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

Our contractual arrangements with Beijing Champion include equity pledge agreements pursuant to which each of the shareholders of Beijing Champion has pledged all of his or her equity interests in Beijing Champion to Champion Technology as security for the performance of Beijing Champion’s obligations under the technical support and consultancy services agreement. According to the PRC Property Rights Law, which became effective on October 1, 2007, pledge rights for a pledge of equity are created at the time of registration of the pledge with the State Administration for Industry and Commerce, or SAIC, or its local office. According to the Measures Regarding Equity Pledge Registration issued by SAIC on September 1, 2008, which became effective on October 1, 2008, any change to the number of shares pledged, the name of the pledgor or pledgee and the name of the enterprise whose equity is pledged shall be registered with SAIC or its local office. We successfully registered the pledges created under the equity pledge agreements with the Beijing office of SAIC on January 12, 2009. However, if any change occurs to the pledges created under the equity pledge agreements, including without limitation any change to the number of shares pledged thereunder due to any increase or transfer of the registered capital of Beijing Champion or otherwise, we need to update our equity pledge registration with SAIC or its local office. However, due to the lack of relevant interpretation and implementation of laws, we cannot assure you that we will be able to successfully update our equity pledge registration with SAIC or its local office in connection with any change to the pledges created under our equity pledge agreements. If we fail to update our equity pledge registration in respect of any change to the pledges created under the equity pledge agreements, the protection of our rights under such agreements may become inadequate and our contractual arrangements with Beijing Champion may be adversely impacted.

The shareholders of Beijing Champion may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Zhengdong Zhu and Baohong Yin are husband and wife, and shareholders of Beijing Champion, holding equity interests of 79% and 21%, respectively. Conflicts of interest may arise between Mr. Zhu’s dual role as a shareholder and chief executive officer and chairman of the board of directors of both Beijing Champion and us. Similarly, Ms. Yin’s dual role as a shareholder and deputy chairman of the board of directors of both Beijing Champion and us may also cause conflicts of interest. Although both of Zhengdong Zhu and Baohong Yin have given undertakings to act in the best interests of Champion Technology, we cannot assure you that when conflicts arise, these individuals will act in our best interests or that conflicts will be resolved in our favor.

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

General Risks Relating to Conducting Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the education market, which in turn could adversely affect our business.

Substantially all of our operations are conducted in China, and substantially all of our revenues are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our products and services depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to participate in our education courses, which in turn could reduce our net revenues.

Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the prospects of the education market, which could harm our business.

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

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, Champion Technology and Champion Education Technology, are wholly foreign-owned enterprises, and both are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our PRC affiliated entities, Beijing Champion, Caikaowang, Champion Wangge, Beijing Haidian District Champion Training School, or Champion Training School, Beijing Zhengbao Yucai Education Technology Co., Ltd., or Zhengbao Yucai, and Zhejiang Champion Xinlixiang Education Management Co., Ltd., or Champion Xinlixiang, are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the education sector, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors.

Fluctuations in exchange rates could result in foreign currency exchange losses.

We report our financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi (which is the currency in which substantially all of our revenues and expenditures are denominated) relative to the U.S. dollar would affect our financial results reported in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.

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

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Champion Technology, an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment under the phase-out rules, whereas Champion Education Technology, established after the promulgation date, was no longer entitled to its preferential treatment as of January 1, 2008. The New EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. Champion Education Technology is no longer entitled to the 15% reduced tax rate and became subject to the statutory 25% EIT rate as of January 1, 2008 because it does not qualify under the new criteria. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the New EIT Law on December 24, 2008 with a valid period of three years starting from calendar year 2008 to 2010. As a result, Beijing Champion is subject to the tax rate of 15% from 2008 through 2010. Champion Technology is subject to the tax rate of 7.5% for 2008 through 2009 and 15% for 2010. However, the continued qualification of a high and new technology enterprise for calendar year of 2010 will be subject to annual evaluation by the relevant government authority in China. In addition, Beijing Champion and Champion Technology will need to apply for an additional three year extension upon the expiration of the current qualification certificates by the end of 2010 if they desire to continue to enjoy the 15% reduced rate and the company’s business operations continue to qualify for such status. In calculating deferred tax assets and liabilities, we have assumed that Beijing Champion and Champion Technology will continue to renew their high and new technology enterprise status at the conclusion of the initial three tax year period and Champion Technology is entitled to its preferential treatment under the phase-out rules. We cannot assure you, however, that Beijing Champion and Champion Technology will continue to qualify as high and new technology enterprises under the New EIT Law or enjoy the preferential treatments under the phase-out rules, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our PRC subsidiary, Champion Technology, and affiliated entity, Beijing Champion, could adversely affect our business, operating results and financial condition.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC.

Our management is currently based in China and expected to remain in China. Although CDEL Cayman as our holding company is not controlled by a PRC company or company group, we cannot assure you that CDEL Cayman will not be deemed to a “resident enterprise” under the EIT law and its implementation rules. The “resident enterprise” rule could be applied to CDEL Hong Kong as our intermediate holding company with similar consequences. If the PRC tax authorities determine that CDEL Cayman and CDEL Hong Kong are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules, a dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to CDEL Cayman from our PRC subsidiaries through CDEL Hong Kong would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2010 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval was required in connection with our initial public offering, we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006, and was amended on June 22, 2009. The M&A Rule, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval was not required for our initial public offering given the fact that our current corporate structure was established before the new regulation became effective. However, there remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that its approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the injection of the proceeds from our initial public offering into our PRC subsidiaries, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may restrict our ability to make loans to our PRC subsidiaries and PRC affiliated entities or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our PRC affiliated entities, Beijing Champion, Caikaowang, Champion Wangge, Champion Training School, Zhengbao Yucai and Champion Xinlixiang. From time to time, we plan to make loans to our PRC subsidiaries, whether currently in existence or to be formed in the future, and to our PRC affiliated entities, whether currently in existence or to be formed in the future, or make additional capital contributions to our PRC subsidiaries.

Any loans we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have been registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to make loans to our PRC subsidiaries, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes may be uncertain. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Further, SAFE promulgated another circular (known as Circular 142) in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of a foreign invested enterprise. The circular clarifies that Renminbi converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investments unless otherwise permitted.

Because our PRC affiliated entities are domestic PRC entities, we are not likely to finance their activities by means of direct capital contributions due to regulatory issues relating to foreign investment in the online education industry, as well as the licensing and other regulatory issues discussed in “Item 4.B. Information on the Company — Business Overview — Regulations.” Any loans we make to any of our PRC affiliated entities, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or PRC affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

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

On March 28, 2007, SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Holding Plan or Share Option Plan of Overseas Listed Company, or the Share Option Rule. Under the Share Option Rule, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to the Share Option Rule. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities, which may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations. See “Item 4.B. Information on the Company — Business overview — Regulations — SAFE Regulations on Employee Share Options.”

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

We conduct substantially all of our operations in China and substantially all of our assets other than cash and cash equivalents and term deposits are located in China. In addition, most of our directors and executive officers reside outside the United States. As a result, it may be difficult to effect service of process upon us or our directors or executive officers. In addition, you may find it difficult or impossible to bring an action against us or our directors or executive officers in a PRC court if you believe your rights have been infringed under the U.S. federal securities law or otherwise. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court orders.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of September 30, 2009, there were 138,765,685 ordinary shares outstanding. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of September 30, 2009, there were 10,836,708 outstanding options to purchase ordinary shares out of which 2,579,368 outstanding options has vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

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

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC for a given taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents in that year.

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

A. History and Development of the Company

Beijing Champion Hi-Tech Co., Ltd., or Beijing Champion, a PRC limited liability company, commenced operations in July 2000 and became our consolidated operating company in June 2003.

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

In September 2007, Beijing Champion and Beijing 100 Online Education Information Consulting Co., Ltd., or 100 Online, a third-party entity unaffiliated with us or our affiliates, entered into an agreement to set up a joint venture named Caikaowang Company Limited, or Caikaowang, to operate www.ck100.com, an online platform offering accounting training courses that supplement our existing online accounting training course offerings. In November 2007, based on the agreement, Beijing Champion contributed RMB0.4 million ($54,000), or 40% of the joint venture’s total registered capital. In June 2008, Beijing Champion acquired the remaining 60% equity interest in Caikaowang from 100 Online at a consideration of RMB4.0 million ($0.6 million). As a result, Caikaowang became a 100% owned subsidiary of Beijing Champion.

In June 2008, Beijing Champion invested RMB30.0 million ($4.4 million) and formed a wholly owned subsidiary named Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge. Champion Wangge provides courses covering primary and secondary education subjects.

In December 2008, our board of directors approved the establishment of Beijing Haidian District Champion Training School, or Champion Training School, by Beijing Champion, with a proposed registered capital of RMB10 million ($1.5 million), to expand our offline information technology application training business. We have obtained a Private School Operating License for Champion Training School from the Education Commission of Beijing Haidian District.

On March 10, 2009, we acquired the business start-up training business from Beijing Yinglun Yucai Education Consulting Co., Ltd., or Yinglun Yucai, a company previously owned by Mr. Liang Ma, a third-party individual. The acquired business is now operated by Zhengbao Yucai, an entity established by Beijing Champion. Upon the completion of the acquisition, Mr. Liang Ma became the beneficial owner of a 40% equity interest of Zhengbao Yucai. The initial consideration for this acquisition was RMB 36 million ($5.3 million). In addition, the investment agreement provides for further contingent consideration to be paid or received by Beijing Champion. For more recent developments with respect to this acquisition, please see “Item 8. Financial Information—Legal Proceedings.”

On September 30, 2009, we acquired the Gaokao re-take business from Mr. Junnan Ye and Mr. Xiujie Hu, two third-party individuals. The acquired business is now operated by Champion Xinlixiang, an entity established by Champion Wangge. Upon the completion of the acquisition, Mr. Junnan Ye and Mr. Xiujie Hu became the beneficial owners of a 40% equity interest of Champion Xinlixiang. The initial consideration for this acquisition was RMB 16 million ($2.4 million). In addition, the purchase agreement provides for further contingent consideration to be paid or received by Champion Wangge.

In the fiscal year ended September 30, 2009, we made capital expenditures of $5.5 million, primarily related to our purchase of the business of Zhengbao Yucai and Champion Xinlixiang as well as expenditures on property, plant and equipment. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see Item “5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures.”

For additional information on our organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

Our principal executive offices are located at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, the People’s Republic of China. Our telephone number at this address is +86-10-8231-9999 and our fax number is +86-10-8233-7887. Our main website is www.cdeledu.com. The information contained on this website and our other websites is not part of this annual report.

On August 4, 2008, we completed our initial public offering, which involved the sale by us of 8,750,000 of our ADSs, representing 35,000,000 of our ordinary shares. Our ADSs were initially listed on NYSE Arca under the symbol “DL.” On February 4, 2009, we transferred the listing and trading of our ADSs from NYSE Arca to the NYSE, under the same symbol “DL.” Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

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

To comply with PRC law, we have adopted a corporate structure whereby we operate our business through a series of contractual arrangements with Beijing Champion, a PRC entity owned by Zhengdong Zhu, our co-founder, chairman and chief executive officer, and his wife, Baohong Yin, our co-founder and deputy chairman. As a result, we do not enjoy direct equity ownership of Beijing Champion, our primary consolidated operating company. However, through these contractual arrangements, we effectively control Beijing Champion and its subsidiaries and consolidate its financial results in our consolidated financial statements, and thus references to “we,” “us,” “our company” and “our” refer not only to CDEL Cayman and its subsidiaries, but also to Beijing Champion and its subsidiaries, as the context requires. Beijing Champion, which became our consolidated operating company in June 2003, launched our first online education course in March 2001 through our www.chinaacc.com website to offer online accounting courses designed to help course participants prepare for China’s Intermediate Level Accounting Professional Qualification Examination. Our online accounting education business has experienced substantial growth since then. We believe our “Chinaacc” brand has now become widely recognized in China as a leading source for online training, test preparation and continuing education within China’s accounting industry. We have also expanded our course offerings into other areas. In June 2003, we launched a website to provide preparatory courses for China’s primary legal exam, the National Judicial Examination. In January 2005, we launched a website to provide training and licensure exam courses for various healthcare professionals, including doctors, nurses and pharmacists. As of September 30, 2009, we operated 16 websites, including our main website www.cdeledu.com and 15 other websites, each dedicated to a specific industry, profession or subject area.

In addition to our online education courses, which accounted for 89.8%, 79.1% and 74.0% of our net revenues in the fiscal years ended September 30, 2007, 2008 and 2009, respectively, we also sell books and reference materials through third-party bookstores and distributors across China, and, to a lesser extent, through our online bookstore and our offices in Beijing. In the fiscal year ended September 30, 2009, we also further expanded our course offerings into offline areas, including information technology courses, primary and secondary school supplementary courses, and business start-up training courses. We also, from time to time, provide course production services, platform production services and magazine content production services, for certain customers at their request, and provide in-person professional training for accounting firms.

We have experienced significant growth in our business in recent years. Our net revenues were $11.8 million, $17.6 million and $30.1 million in the fiscal years ended September 30, 2007, 2008 and 2009, respectively. Our net income was $5.4 million, $4.0 million and $1.2 million in the fiscal years ended September 30, 2007, 2008 and 2009, respectively. Our lower net income during the fiscal year ended September 30, 2008 compared to the fiscal year ended September 30, 2007 resulted mainly from share-based compensation expenses arising from our share options granted and restricted shares issued in the third and fourth quarters of the fiscal year ended September 30, 2008, the delayed Accounting Professional Qualification Examinations due to the May 2008 Sichuan earthquake, and additional expenses associated with being a U.S. public company in that period. Our lower net income during the fiscal year ended September 30, 2009 compared to the fiscal year ended September 30, 2008 resulted mainly from share-based compensation expenses arising from our share options granted and restricted shares issued in the fiscal year ended September 30, 2008, our share options granted to five non-executive directors in the first quarter of the fiscal year ended September 30, 2009, repricing of our share options granted in the fiscal year ended September 30, 2008 in the first quarter of the fiscal year ended September 30, 2009, and additional expenses associated with being a U.S. public company in that period. Our total course enrollments increased from approximately 504,000 for the fiscal year ended September 30, 2007 to over 743,000 and 1,134,000 for the fiscal years ended September 30, 2008 and 2009, respectively.

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

The following table provides data regarding our current online course offerings and classes as of September 30, 2009. Each course typically represents a major examination or continuing education program within an industry or academic field. Our course offerings are comprised of multiple courses and different types of classes within each course.

Subject Area	Website	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com	17	448
	www.ck100.com	4	81
Law	www.chinalawedu.com	4	152
Healthcare	www.med66.com	28	559
Construction Engineering	www.jianshe99.com	11	156
Information Technology	www.itatedu.com	17	40
Occupational Skills Exams	www.chinatat.com	6	61
Higher Education for Self-Taught Learners	www.zikao365.com	56	353
Adult Higher Education	www.chengkao365.com	2	22
Graduate School Entrance Exams	www.cnedu.cn	4	25
Foreign Languages	www.for68.com	11	78
Primary and Secondary Schools	www.ehappystudy.com	16	247

Total		176	2,222

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

•

Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations. The skill level and technical competence of accounting professionals in China are further measured by achieving certification at various levels within the profession. These levels are determined by the ability of accounting professionals to pass elementary, intermediate and advanced level accounting professional qualification examinations. Candidates who pass the exam are issued an accounting qualification certificate for their respective level from the MOF and the Ministry of Human Resources and Social Security, or the MOP jointly.

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

In November 2009, we entered into an agreement with Becker Professional Education, a subsidiary of DeVry Inc. and a global leader in professional education, under which agreement we obtained exclusive rights to distribute Becker Professional Education’s CPA Review and CPA Final Review courses and related materials, for both online and in-person courses, in China.

Legal Courses

In June 2003, we launched our www.chinalawedu.com website to provide preparatory courses for legal examinations in China. Currently, we offer courses relating to China’s most important nationwide legal examination, the National Judicial Examination, which was introduced in 2002 and is administered annually in September by the PRC Ministry of Justice. Persons seeking to become judges, procurators and lawyers in China are required to pass the exam to obtain the legal practitioner qualification certificate. Approximately 294,000, 370,000 and 410,000 candidates sat for the exams in 2007, 2008 and 2009, respectively. We also offer courses for the Enterprise Legal Counsel Examination held annually by the MOP in October for persons wishing to obtain a qualification certificate for in-house legal counsel positions.

Healthcare Courses

In January 2005, we launched our www.med66.com website to provide preparatory courses for a wide variety of healthcare professional exams. Currently, we offer courses mainly relating to three major nationwide healthcare exams: (i) the National Practicing Medical Doctor Qualification Examination, which is organized and administered annually by the Ministry of Health with approximately 840,000 candidates taking the exam in 2009, (ii) the Healthcare Professional Technical Qualification Examination which is jointly administered by the Ministry of Health and the MOP with about 1,228,000 candidates taking the exam in 2009 and (iii) the National Pharmacist Qualification Examination, which is administered by the MOP and the State Administration of Drug Supervision with about 218,000 candidates sitting for the exam in 2009.

Construction Engineering Courses

In June 2005, we launched our www.jianshe99.com website to provide test preparatory courses for construction engineering professionals in China. Currently we offer courses mainly relating to the following exams: Associate Constructor and Constructor Qualification Examinations, Construction Supervisor Qualification Examination, Construction Pricing Engineer Qualification Examination and Certified Safety Engineer Qualification Examination. These examinations are jointly administered by the Ministry of Housing and Urban-Rural Development and MOP. Approximately 1.3 million candidates have taken these exams each year over the past several years.

In addition, we also offer online continuing education courses to construction engineering professionals to help them meet government requirements and maintain their qualifications. During the third fiscal quarter of 2009, we entered into contracts with China Engineering Cost Association and China Association of Plant Engineering Consultants, respectively, to provide accredited continuous education courses to their certified members. We were also appointed by various provincial and regional divisions of the China Institute of Real Estate Appraisers and Agents to provide accredited continuous education courses to their certified members.

Online Information Technology Courses

In May 2006, we launched our www.itatedu.com website in cooperation with the Education Administration Information Center of the Ministry of Education, or the MOE, to provide information technology application training to persons wishing to obtain an information technology application training, or ITAT, certificate issued by the Education Administration Information Center. The ITAT certificate evidences the holder’s proficiency in operating Windows, Word, Excel, PowerPoint, Access, WPS Office, AutoCAD and other applications. Since the launch of the examination in May 2000, approximately 2 million candidates have participated in the MOE training.

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

Our Higher Education for Self-Taught Learners

Through our website www.zikao365.com, which we acquired in 2005, we offer courses targeted at self-taught learners pursuing associate diplomas or bachelor’s degrees in various academic areas. They complete their self study and obtain government accredited diplomas or degrees by passing the Higher Education Examination for Self-Taught Learners administered by the MOE without having to enroll in and physically attend a traditional college or university. Statistics published by the MOE show that there are approximately 10 million exam takers of Higher Education Examination for Self-Taught Learners each year. Historically, our courses have mainly been test preparatory courses helping self-taught learners pass the requisite exams. In March 2008, we entered into a multi-year cooperative arrangement with a designated administrator of study process monitoring programs for self-taught learners in Tianjin to jointly provide study process monitoring programs in Tianjin. In December 2008, we entered into a multi-year cooperative arrangement with the Education Training Center of Beijing City University, a designated administrator of study process monitoring programs for self-taught learners in Beijing, to jointly offer study process monitoring programs in Beijing. In December 2009 and January 2010, we entered into multiple-year cooperative arrangements with the respective designated administrator of study process monitoring programs for self-taught learners in Jiangsu province and Yunnan province to jointly provide study process monitoring programs in Jiangsu province and Yunnan province, respectively.

Our Academic Exam Preparation and Foreign Language Courses Study Courses

Through our www.cnedu.cn website launched in September 2004, we offer test preparation courses targeted at university students intending to take nationwide graduate school entrance exams in various disciplines administered by the MOE. Over the past three years, approximately 1.4 million people each year have taken such exams.

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

Other Products and Services

Books and Reference Materials

We sell books and reference materials relating to various professional courses and exam subjects. To promote the use of our online courses, we also sell proprietary books and reference materials related to our courses such as the Elementary Level and Intermediate Level Accounting Professional Qualification Examination courses, the CPA Qualification Examination course, the Chinese Accounting Standards course and the Registered Tax Agent Examination courses. As we expand our course offerings, we may sell other books and reference materials on a standalone basis or together with our study cards. Our proprietary guidebooks are authored by lecturers teaching the relevant online courses. In substantially all cases, we own the copyright to these books pursuant to agreements with the lecturers. We engage third-party publishers to publish our reference books. We distribute these books and materials through third-party bookstores and distributors across China, as well as through our online bookstore and our offices in Beijing.

Offline Information Technology Courses

In September 2008, we launched offline information technology application training courses for persons wishing to obtain an information technology application training, or ITAT, certificate issued by the Education Administration Information Center of MOE. The ITAT certificate evidences the holder’s proficiency in operating Java Web Development, Network Security, Network Integration and other applications. Since the launch of the examination in May 2000, approximately 1.2 million candidates have participated in the ITAT training.

Business Start-up Training Courses

In March 2009, we acquired the business start-up training business from Yinglun Yucai which was previously owned by Mr. Liang Ma. The training offering targets university students, job seekers and individuals who are interested in learning to found new businesses. The provision of such practical training is strongly encouraged by the Chinese government to promote employment opportunities in the country. For this course offering, we prepare training materials in accordance with requirements of the relevant government authorities in various provinces and cities. We do not charge the course participants fees. Instead, we receive subsidies from the relevant government authorities in various provinces and cities, which are conditioned on our ability to meet government stipulated conditions under the subsidy policies. When determining our entitlement to the subsidy, the government authorities consider the pass rate of our course participants’ business proposals as evaluated by such authorities, as well as the business start-up rate and employment rate of our course participants.

Primary and Secondary School Supplementary Courses

In September, 2009, we acquired the business of Gaokao (nationwide college entrance exam) retake preparation and high-school supplementary tutoring courses previously established and operated by Mr. Junnan Ye and Mr. Xiujie Hu. Through such acquisition, we gained immediate access to the large and growing Gaokao retake and primary and secondary school supplementary education markets, a strategic expansion of our services which will allow us to provide comprehensive lifelong learning programs for our customers.

Course Production Services

From time to time, we also provide course production services to certain customers on a contractual basis. We typically create and produce course packages in digital format based on the content requirements of our offline educational institute or company customers.

Magazine Content Production Services

From time to time, we also provide accounting magazine content production services to certain customers on a contractual basis.

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

Our Regular, Premium and Elite Classes

We offer regular, premium and elite classes. Our regular, premium and elite classes are comprised of the following four types:

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

In November 2006, we introduced elite classes for some of our most popular accounting courses, such as courses for the Elementary Level and Intermediate Level Accounting Professional Qualification Examination, the CPA Qualification Examination and the Registered Tax Agent Qualification Examination. We also offer elite classes to legal practitioners, self-taught learners pursuing higher education diplomas or degrees, and professionals in the healthcare, construction engineering and other industries. With our elite classes, course participants pay substantially higher course fees for more personal and tailored course-related services. After completing an elite class, if a participant fails to pass the exam subject that the course prepares him or her for, and certain pre-agreed conditions are met, the course participant is entitled to a refund of the applicable course fees paid or the course participant can choose to use such amounts to register and pay for future courses provided by us.

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

Our premium classes represent another course model we introduced in August 2008 for some of our most popular courses, such as courses for the accounting, legal and healthcare industries. To date, we also offer premium classes to self-taught learners pursuing higher education diplomas or degrees, and professionals in the construction engineering and other industries. Our premium class participants enjoy high-quality premium course-related support services similar to the elite class participants. However, premium course participants do not enjoy refund privileges. Instead, if a participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course and pay only 50% of the course fees. The participant is given this 50% discount only once, and therefore, if he or she fails the relevant course examination again and wishes to retake the premium course for the third time, there is no discount provided at that time.

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

Our study cards are pre-paid scratch cards sold through our regional sales agents at points of sale throughout China. The pre-paid study cards come with credit values ranging from RMB10 ($1.5) to RMB500 ($73.6). Course participants may purchase and use these study cards to register and pay for our courses. We first introduced pre-paid study cards in January 2003. These study cards were sold with expiration dates, typically two years from the print dates. In 2006, we began selling a “One Card Pass,” which can be used for multiple courses. This new card eliminates the need for our regional sales agents to purchase multiple types of cards and also provides an opportunity to cross-sell our course offerings. In addition to the “One Card Pass,” we have another type of pre-paid study cards, which can be used solely for our accounting continuing education courses and have expiration dates, typically two years from the print dates.

With regards to offline primary and secondary school supplementary courses, course participants may choose the second and fourth payment methods, in the second and fourth bullet points as described above. With regards to business start-up training courses, course participants are able to attend free of charge. Instead, we receive subsidy from government authorities if certain stipulated conditions under the government subsidy policy are met.

Online Course Creation

We place great emphasis on the quality of our courses and learning materials, both in terms of substance and production quality to enhance course participants’ learning experience. Working together with our lecturers in each subject, we internally develop and produce the online lectures for most of our courses. We employ a variety of measures including substantive content review and content approval at various stages of the course development process by our experienced in-house personnel to create high-quality courses.

We believe superior delivery of our courses and learning materials over the Internet is also important to attracting and retaining course participants. We record, digitize and edit most of the audio-video lectures used in our courses on our own premises. We maintain 17 fully-equipped recording rooms to ensure the high-quality of the audio-video content and any graphics used in the lectures. Our editing department uses advanced digital audio-video editing software and equipment to eliminate breaks, pauses and unwanted noises from each lecture tape to further enhance the viewing and listening experience. All lectures are properly formatted to facilitate smooth transmission through our websites using streaming media and other Internet-based technologies. Our customer service team regularly seeks feedback on the quality of our courses from our course participants.

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

Our Lecturers

Our online course lecturers include academics from renowned higher education institutions in China and experienced practitioners within their respective fields. Our online lecturers work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. They are not our employees and are typically engaged for a one-to-three year period, except for some more experienced lecturers for whom the contract periods are relatively longer and some of them are obligated to conduct online lectures exclusively for us. The number of online lecturers actively producing online courses for us was 249, 273 and 629 in the fiscal years ended September 30, 2007, 2008 and 2009, respectively.

To ensure the quality of our online lecturers, we have established stringent selection and retention criteria and have implemented ongoing monitoring and evaluation procedures. We seek to engage online lecturers who have a strong command of the respective subject areas and good communication skills. In particular, we seek online lecturers capable of, and preferably experienced in, delivering effective instruction through the audio-video format. Our internal quality control personnel regularly monitor the teaching quality of each online lecturer. We also collect feedback on the online lecturers from our course participants on a regular basis through multiple channels, including calls received by our customer service call center, our online course comment book, our online question and answer board and bulletin board service forum. We provide ongoing training for online lecturers and help them improve their online presentation skills based on this feedback.

Our online lecturers are attracted to our online platform where tens of thousands of course participants across China can listen to and view their lectures. Our innovative lecture delivery model helps our online lecturers further expand and enhance their national reputation in their relevant fields. We pay our lecturers fees in either of two ways: the first and most common way is to pay them based on the number of hours of lectures they deliver, and the second and less common way is a course fee sharing arrangement primarily for some of our newer courses.

Although our online lecturers participate in the creation and development of the course materials, in almost all cases, we own all copyrights to our courses and course materials pursuant to contracts with our online lecturers.

Course-Related Support and Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We maintain a well-trained pool of tutors, numbering 224 as of September 30, 2009, of which 91 are part-time employees. Our tutors are knowledgeable in the relevant fields and experienced with various types of exams or subject matters. They are able to provide timely, usually within 24 hours after a question is submitted, and accurate responses through our online question and answer board to various course-related questions raised by our course participants. To ensure the accuracy of responses, we introduced the second reviewer policy that all responses have to be reviewed by a senior tutor before they are delivered to our students. To ensure that our tutors are suitably qualified to support our courses, we have established stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experience and knowledge of various exams and subject matters. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter.

We believe that our high-quality tutorial and learning support service is critical to enhancing the learning experience of our course participants. Additionally, it helps us generate customer loyalty and attract potential course participants through recommendations from our existing course participants.

General Customer Service and Support

We have a dedicated general customer service team composed of 211 individuals as of September 30, 2009 that our customers can contact by email, our online customer service system or phone through our dedicated call center, 24 hours a day, seven days a week. Our customer support team members provide potential and existing course participants with comprehensive information and counseling regarding our courses and services, recommend suitable courses based on individual needs, assist in course enrollment, accept course fee payments, conduct regular telephone interviews seeking customer feedback on course participation experience and provide additional technical and other support on how to use and get the most out of our courses. We recruit our customer service personnel from candidates who have good communication skills and are committed to providing quality service to our customers. We provide on-the-job training for our new recruits, which includes pairing new recruits with experienced team members as mentors to train them in taking calls from customers. On an ongoing basis, we also evaluate the performance of our customer service staff, and provide training to improve their skills and inform them on new developments in our business.

Sales and Marketing

We rely on a combination of regional and online sales agents, as well as referrals and cross-selling to market our services and products.

Regional Sales Agents

We use regional sales agents to sell our pre-paid study cards, which represent the primary method for us to sell and receive payment for our courses. Our regional sales agents are comprised mostly of stores and other points of sale selling books, learning materials and other supplies to our target industries and professions. These agents sell our study cards and are responsible for promotion and advertising of our services in the regions where they operate. They also provide market feedback, which helps us in planning our marketing strategy and sales activities. As of September 30, 2009, we had approximately 2,500 regional sales agents throughout China.

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

Online Agents

Our online agents are typically Internet companies and website operators in China that market our course offerings and other services on their websites. We pay our online agents a commission for each new course participant registered through their website. As of September 30, 2009, we had approximately 2,700 online agents marketing our online courses through their websites.

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

Our sales and marketing team participates in and conducts information sessions at various educational trade fairs, and distributes promotional materials to potential course participants at various examination registration centers. We further promote our courses by handing out complimentary study cards together with reference books and study materials that we sell at these examination registration centers. We have also established a number of scholarships totaling over RMB0.4 million ($59,000) each fiscal year since 2006 and granted awards to course participants who have achieved outstanding performances in various exams. We have also sponsored an annual IT contest held by the Education Administration Information Center. These activities help to improve our profile and enhance our public image.

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

We maintain multiple servers, which access the Internet backbone via a 2600 Mbps broadband line. These servers are separately located in multiple hosting facilities in several cities across China to mitigate any downtime arising from individual server failure. For reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our customers can access our services at any time. When a malfunction arises in a server or at a point of presence, the load balancing technology is able to automatically direct visitors to access the same contents through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and infrastructure to enable us to respond quickly to potential problems. We have not experienced a material disruption to our business or websites.

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

Competition

We face competition from providers of traditional offline education and test preparation services in China, and expect to face increasing competition from existing competitors and new market entrants in the online education and test preparation market.

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

With the expansion of our course offerings to offline primary and secondary school supplementary courses, information technology courses and business start-up training courses in the fiscal year ended September 30, 2009, we face competition from providers of both traditional offline education and online education in these areas.

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

We have registered 20 software copyright for our proprietary online course delivery platform, customer service system, DRM encryption system, streaming media load balancing system, online course creation management system and certain other aspects of our online education platform with the National Copyright Administration of the PRC. We have also registered 37 trademarks with the China Trademark Office and an additional 323 trademark applications are currently pending. We, however, cannot assure you that all of our trademark applications will be successful.

As of September 30, 2009, we have registered 223 domain names relating to our business with the Internet Corporation for Assigned Names Numbers and China Internet Network Information Center, including those of all our 16 operating websites.

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

Seasonality

We have experienced seasonality and expect in the future to continue to experience seasonality in revenues related to the provision of our education courses primarily due to seasonal changes in course enrollments and the timing of various exams. We typically open new courses to enrollment approximately six months before the relevant exam date. With respect to our non-refundable courses, we typically recognize revenues on a straight line basis over the subscription period from a course participant’s enrollment date to the examination completion date when we close access to the relevant online course materials. As a result, for non-refundable courses, we typically recognize higher revenues during the three months immediately prior to the examination dates. As the majority of our course participants take non-refundable courses relating to the main professional accounting exams, which are typically held in May and September, we historically have experienced higher revenues during the quarters ending June 30 and September 30 of each fiscal year. By contrast, we have historically experienced lower revenues in the quarters ending December 31 and March 31 due to the lower number of exams held during those periods. With respect to our refundable courses, we typically recognize revenues 15 days after the release of the relevant exam results when the participants’ applicable refund privileges expire. As a result, for refundable courses, we typically recognize higher revenues during the month when the 15-day period elapses. This seasonality factor may change in future periods if the timing of exams changes. In addition, as the mix of types of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams. We expect quarterly fluctuation in our revenues and results of operations to continue.

Regulations

The provision of our online and offline professional education services is subject to PRC laws and regulations relating to the telecommunications industry and the education services industry. This section sets forth a summary of the principal laws and regulations that affect our business activities in China, the industries in which we operate, and our shareholders’ right to receive dividends and other distributions from us.

Restrictions on Telecommunications Industry

The telecommunications industry, including the Internet sector, is highly regulated by the PRC government. Laws and regulations issued or implemented by the State Council, Ministry of Industry and Information, or MII, and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment. The principal regulations governing the telecommunications industry and the Internet include:

•	The Telecommunications Regulations (2000);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2009); and

•	The Internet Information Services Administrative Measures (2000).

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

Each of Beijing Champion, Caikaowang and Champion Wangge holds (i) an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MII, which allows Beijing Champion, Caikaowang and Champion Wangge to provide Internet content distribution services through 16 websites owned by Beijing Champion and its subsidiaries, and (ii) an approval from the Beijing Telecommunications Administration Bureau to provide an online bulletin board in eight of the 16 websites owned by Beijing Champion and its subsidiaries. The ICP license held by Beijing Champion is valid through August 25, 2013, the ICP license held by Caikaowang is valid through July 10, 2013, and the ICP license held by Champion Wangge is valid through November 9, 2014. These licenses and approvals are essential to the operation of our online professional education and test preparation services business.

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

On December 20, 2007, SARFT and MII issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MII jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MII officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SARFT promulgated a notice regarding the issues of the management of Internet Audio-Video Program Services License, pursuant to which, the closing date of the application for re-registration of the Internet Audio-Video Program Services License was December 20, 2009.

Based on the advice of our PRC legal counsel, Jingtian & Gongcheng, we do not believe that we are required to apply for a License for Disseminating Audio-Video Programs through Information Network as an enterprise providing online education and test preparation courses. As an online education services provider, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not one of those providers of audio-video program services covered under the Internet Audio-Video Program Measures. However, there is no further official or publicly-available interpretation of these definitions, especially the scope of “Internet Audio-Video Program”. If the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

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

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MII and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. We have registered 223 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the State Administration of Industry and Commerce or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by SAIC or its local offices. We have registered 14 website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce and the registration of one additional website name is now in progress.

Regulation of Bulletin Board Services

Under the Administrative Measures on Internet Information Services and the Administrative Measures on Internet Bulletin Board Services adopted by MII on October 8, 2000, an Internet information services provider must obtain prior approval if it wishes to provide Internet bulletin board services. We have obtained approvals to provide Internet bulletin board services on eight of our websites where we currently provide such services.

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

Regulation of Online Cultural Activities

The Ministry of Culture promulgated the Interim Provisions on Internet Culture, or the Internet Culture Provisions, in May 2003, which became effective on July1, 2003 and was amended on July 1, 2004. The Internet Culture Provisions apply to all ICPs that carry out Internet cultural activities which involve the production and dissemination of cultural products via the Internet. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) production, duplication, importation, wholesale, retail, lease and broadcasting of the Internet cultural products; (ii) online dissemination whereby cultural products are posted on the Internet or transmitted via Internet to end-users, such as computers, fixed line telephones, mobile phones, radios, television sets and games machines, for online users’ browsing, reading, use or downloading; and (iii) exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which include audio-video products, game products, performance programs, works of art, cartoons and other cultural products. All entities engaging in commercial Internet cultural activities, or Internet Cultural Entities, must be approved by the Ministry of Culture in addition to the approval of MII. The Internet Culture Provisions state that applicants must also comply with the quantitative, structural and administrative plans for Internet Cultural Entities. Beijing Champion holds a Permit of Internet Cultural Activities issued by the Ministry of Culture in November 2008.

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

We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng that:

•	None of Beijing Champion, Caikaowang and Champion Wangge is required to obtain a license to operate “educational websites” from the MOE under the current PRC laws or regulations;

•

None of Beijing Champion, Caikaowang and Champion Wangge is required to obtain a license to operate “online education schools” because it does not offer through its website education services or training programs that directly offer government accredited academic degrees or other government accreditation certifications.

Regulation of Book Wholesaling and Retailing

Under the Administrative Measures for the Publication Market, or Administrative Measures, which was promulgated by the State Press and Publication Administration and became effective on September 1, 2003 and amended on June 16, 2004, any enterprise or individual wishing to engage in book wholesaling must obtain permission from the press and publication agency at the provincial level. If permission is granted, a Publication Business Permit will be issued by such provincial agency. An enterprise that has obtained a Publication Business Permit does not need to get special permission if it decides to utilize the Internet and other information networks to conduct the book wholesaling business. Under the Administrative Measures, any enterprise or individual wishing to engage in book retailing shall first get permission from the press and publication agency at the county level. If permission is granted, a Publication Business Permit will be issued by such county agency. Beijing Champion holds a Publication Business Permit for book wholesaling issued by Beijing Press and Publication Bureau in February 2008 under which Beijing Champion is allowed to conduct book wholesaling and retailing businesses. This permit is valid through December 31, 2011.

Regulation of Audio-Video Product Wholesale, Retail and Rental

Under the Administrative Measures for the Wholesale, Retail and Rental of Audio-Video Products which was adopted by the Ministry of Culture and became effective on December 1, 2006, any enterprise or individual wishing to engage in the wholesale, retail or rental of audio-video products shall first get permission from the local government agency of culture. If an enterprise wishes to engage in the wholesale of audio-video products, it must obtain the Audio-Video Product Business Permit from the governmental agency of culture at the provincial level. If it wishes to engage in the retail or rental of audio-video products, then it shall get the Audio-Video Product Business Permit from the governmental agency of culture at the county level. Beijing Champion holds an Audio-Video Product Business Permit issued by the Cultural Commission of Haidian District, Beijing on April 25, 2007. This permit is valid through June 30, 2010.

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004). These regulations are summarized below.

On March 18, 1995, the National People’s Congress promulgated the Education Law of the PRC, which became effective on September 1, 1995, or the Education Law. The Education Law stipulates that enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with the PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes. However, private schools may be operated for “reasonable returns” as described in more detail below.

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or MCA or its local counterparts as a privately run non-enterprise institution.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. In addition, the operation of private schools is highly regulated. For example, the types and amounts of fees charged by private schools offering certifications must be approved by the relevant governmental authority and be publicly disclosed, and the types and amounts of fees charged by private schools that do not offer certifications need only be filed with the relevant governmental authority and be publicly disclosed.

Private education is treated as a public welfare undertaking under the regulations. Nonetheless, investors in a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations.

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as reasonable returns shall be determined by the school’s board of directors, taking into consideration the following factors: (i) the school’s tuition and other fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the school’s admission standards and educational quality. Information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. This disclosed information and the decision to distribute reasonable returns shall also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that dose not require reasonable returns.

At the end of each fiscal year, private schools are required to allocate a certain amount to their development fund for the construction and maintenance of the school and the procurement and upgrade of educational equipment. In the case of private schools that require reasonable returns, this amount shall be no less than 25% of the annual net income or the annual increase in the net assets of the school, while in the case of private schools that do not require reasonable returns, this amount shall be no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools. The regulations require that preferential tax treatment policies applicable to private schools requiring reasonable returns to be formulated by the finance authority, taxation authority and other authorities under the State Council, but to date no such regulations have been promulgated by the relevant authorities.

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

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009, or the M&A Rule. This M&A Rule, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval was not required for our initial public offering given the fact that our current corporate structure was established before the M&A Rule became effective. There remains some uncertainty as to how the M&A Rule will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit out operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. See “Item 3.D. Key Information — Risk Factors — General Risks Relating to Conducting Business in China — If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval was required in connection with our initial public offering, we may become subject to penalties.”

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

In addition, the State Administration of Taxation has issued a few circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents relating to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

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

D. Property, Plant and Equipment

Our principal executive offices are located in approximately 2,495 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also lease approximately 3,955 square meters at the Xueyuan International Tower and 8,043 square meters at different locations of Beijing, 100083, China. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A. Operating Results

Overview

We offer a wide range of online education and test preparation courses and other related services and products. Our courses are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. We also offer test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. We further offer online foreign language courses. Our online education courses, accounted for 89.8%, 79.1% and 74.0% of our net revenues in the fiscal years ended September 30, 2007, 2008 and 2009, respectively. In the fiscal year ended September 30, 2009, we also further expanded our course offerings into offline areas, including information technology courses, primary and secondary school supplementary courses and business start-up training courses. In addition, we sell books and reference materials through third-party bookstores and distributors across China and, to a lesser extent, through our online bookstore and our offices in Beijing. We also, from time to time, provide course production services, platform production services and magazine content production services for certain customers at their request, and provide in-person professional training for accounting firms.

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

To complement our organic growth, in the fiscal year ended September 30, 2009, we have selectively acquired businesses to expand our course offerings. In March 2009, we acquired Yinglun Yucai's business start-up training business which was previously owned by Mr. Liang Ma, a third-party individual. With an initial consideration of RMB36 million ($5.3 million), we are now entitled to 60% of the beneficial ownership interest of a new company, Zhengbao Yucai, which was established to operate such business. For more recent developments with respect to this acquisition, please see “Item 8. Financial Information—Legal Proceedings.” In September 2009, we acquired the business of Gaokao retake preparation and high-school supplementary tutoring courses from Mr. Junnan Ye and Mr. Xiujie Hu, two third-party individuals. With an initial consideration of RMB16 million ($2.4 million), we are now entitled to 60% of the beneficial ownership interest of a new company Champion Xinlixiang, which was established to operate such business.

We have experienced significant growth in our business in recent years. Our net revenues were $11.8 million, $17.6 million and $30.1 million in the fiscal years ended September 30, 2007, 2008 and 2009, respectively. Our net income was $5.4 million, $4.0 million and $1.2 million in the fiscal years ended September 30, 2007, 2008 and 2009, respectively. Our lower net income during the fiscal year ended September 30, 2008 compared to the fiscal year ended September 30, 2007 resulted mainly from the $1.5 million share-based compensation expenses arising from our share options granted and restricted shares issued in the fiscal year of 2008 to motivate, retain and reward certain officers, employees, directors and lecturers, the delayed Accounting Professional Qualification Examinations, which were rescheduled from the third quarter to fourth quarter of the fiscal year ended September 30, 2008 as a result of the May 2008 Sichuan earthquake, and additional expenses associated with being a U.S. public company in that period. Our lower net income during the fiscal year ended September 30, 2009 compared to the fiscal year ended September 30, 2008 resulted mainly from share-based compensation expenses of $3.9 million arising from our share options granted and restricted shares issued in the fiscal year ended September 30, 2008, our share options granted to five non-executive directors in the first quarter of the fiscal year ended September 30, 2009, repricing of our share options granted in the fiscal year ended September 30, 2008 in the first quarter of the fiscal year ended September 30, 2009, and additional expenses associated with being a U.S. public company in that period. Our total course enrollments increased from approximately 504,000 for the fiscal year ended September 30, 2007 to over 743,000 and 1,134,000 for the fiscal years ended September 30, 2008 and 2009, respectively.

General Factors Affecting Our Results of Operations

We have benefited significantly from overall economic growth, the expansion of the education market and the increasing Internet and broadband penetration rate in China. Economic growth and increasing consumer consumption in China have contributed to a significant increase in spending on education. Furthermore, China’s integration into the global economy and growth in China’s professional services sector are driving demand for qualified talent in China, particularly in the areas of accounting, law, healthcare, construction engineering, information technology and financial services. We have also benefited from increasing Internet and broadband penetration rates in China, which have increased the acceptance of online education and training courses as an effective and convenient way for people to meet their educational and career development needs. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the Internet services industry and the education industry in China, which in turn may adversely affect our results of operations.

Our results of operations may also be affected by other factors such as changes to the license, qualification, knowledge and skill requirements applicable to the various disciplines and professions covered by our online courses, and changes in the timing, content and difficulty, or perceived difficulty, of exams covered by our courses, changes in the continuing education requirements, and changes in the government subsidy policy applicable to our business start-up training courses. Exams covered by our courses may also, from time to time, be discontinued or postponed for reasons beyond our control, which may impact our revenues in certain periods. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected by changes in the perceived difficulty, requirements or formats of professional examinations and continuing education in China,’ “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected by changes in the perceived difficulty, requirements or formats of business start-up training courses, or changes in the government authorities’ subsidy policy” and “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our financial performance and prospects could be affected by natural calamities or health epidemics.” We also typically experience lower revenues in the quarters ending December 31 and March 31 than in the quarters ending June 30 and September 30 due to the timing of exams covered by our courses. See “Net Revenues — Online Education Services” below and “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.” Our results of operations could also be impacted by fluctuations in exchange rates. See “Item 3.D. Key Information — Risk Factors — General Risks Relating to Conducting Business in China — Fluctuations in exchange rates could result in foreign currency exchange losses.” In addition, our results of operations could be impacted by share-based compensation granted under our share incentive plans. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — We may continue to grant share options and/or restricted shares under our current or future share incentive plans, or modify the terms of existing share options, which may continue to materially impact our future results of operations or result in dilution to our shareholders.”

Specific Factors Affecting Our Results of Operations

Our results of operations in any given period are also directly affected by company-specific factors, including:

•

Number of enrollments in our courses. Our ability to generate and grow our net revenues is primarily affected by our ability to increase the number of course enrollments. This in turn is driven by several factors, including governmental and industrial requirements for education and training in various professions and industries, recognition of our brand and services, Internet and broadband penetration rate, and the perceived effectiveness of online education and training courses as compared to traditional offline classroom programs. Government regulations requiring increased number of licensure and certification exams provide us with new market opportunities to develop new courses and to attract potential exam participants as our customers. Changes in exam content and knowledge requirements in certain industries and professions, and the increased difficulty, or perceived difficulty of certain exams covered by our courses, may also contribute to growth in our course enrollments as more exam takers feel a stronger need to take exam preparation courses. Government policies encouraging business start-up training provide us with new market opportunities to develop new courses and to attract potential course participants to take our courses. Benefiting from the above driving factors, our total course enrollments increased from approximately 504,000 for the fiscal year ended September 30, 2007 to over 743,000 and 1,134,000 for the fiscal years ended September 30, 2008 and 2009, respectively. However, we may also, from time to time, experience a decrease in course enrollments in certain subject areas if there is a perception within those industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. For example, our Accounting Professional Qualification Examination course enrollments decreased from approximately 209,000 for the fiscal year ended September 30, 2007 to approximately 197,000 for the fiscal year ended September 30, 2008. This decrease occurred primarily because we experienced a significant increase in enrollments in these accounting courses during the fiscal year ended September 30, 2007 due to the fact that the relevant accounting exams covered by these courses at the time were undergoing changes in content and requirements, and many exam takers determined that enrolling in our online courses was important to their exam preparation efforts. In the subsequent period, as exam takers became more familiar with and less concerned about the new exam content and requirements, many exam takers opted not to take our courses, which resulted in a decrease in course enrollments of these courses. In addition, we have also experienced a decrease in the overall enrollment of our elite classes for our accounting, healthcare, higher-education for self-taught learners and legal courses as an increasing number of course participants choose to register for our corresponding premium classes which they consider more suitable to their needs. For example, course participants enrolled in our CPA Qualification Examination and Intermediate Level Accounting Professional Qualification Examination elite classes decreased from approximately 3,800 and 5,500 in the fiscal year ended September 30, 2007 to approximately 3,400 and 3,000 in the fiscal year ended September 30, 2008, and to approximately 1,600 and 1,500 in the fiscal year ended September 30, 2009, respectively. In the mean time, the course enrollments in our premium classes which were introduced in August 2008 experienced steady increases. However, we expect overall demand for our courses to continue to increase, including for our accounting courses and especially for accounting continuing education, due to an increasing number of individuals seeking to enter or obtain various qualifications applicable to the professions and industries covered by our courses and those seeking to fulfill regulatory requirements. Finally, any government decisions to scale back, postpone or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues.

•

Fees for our courses. Our net revenues are also affected by the amount of fees we charge for our online courses, which depends on the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our courses and the income levels that our course participants expect to achieve upon passing the related licensure and certification exams. We may also experience pricing pressure as we expand our course offerings into new areas, or new segments and exams within existing areas that we cover, to attract new customers. In addition, our net revenue generated from our business start-up training course is affected by our entitlement to government subsidy payments conditioned on our ability to meet government stipulated conditions under their subsidy policies. Such stipulated conditions include the pass rate of our course participants’ business proposals as evaluated by the relevant government authorities, the business start-up rate and the employment rate of our business start-up course participants.

•

Our ability to expand the range of courses and other services. Our ability to address market needs in new areas, or in new segments and exams within existing areas we cover by expanding the range of our course offerings and other services, has a direct impact on our ability to maintain rapid growth in our course enrollments. Diversifying our sources of revenues also helps protect us from possible down-turns in certain industries or professions. To date, our accounting courses remain the largest and most important of all our course offerings in terms of revenues and numbers of course enrollments. Although we expect the accounting profession to remain a stable source of customers for our services due to the large and increasing number of industry participants and the existence of various qualifications exams and professional requirements in the industry, we have expanded and plan to continue to expand our course offerings to further grow our revenues, expand our brand and reputation into other areas, and provide a buffer against over-reliance on any one particular area. Over the past several years, we have developed our legal and healthcare course offerings and further enhanced the reputation of our other course offerings in the areas of construction engineering and information technology. We have recently further expanded our course offerings into primary and secondary school supplementary courses and business start-up training courses.

Net Revenues

We derive net revenues from the sale of online education services, books and reference materials, and other related products and services such as course production services, platform production services, magazine content production services, in-person professional training to accounting firms, offline information technology courses and related services, primary and secondary school supplementary courses, business start-up training courses, and accounting and tax consulting services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	Year Ended September 30,
	2007		2008		2009
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	10,637	89.8%	13,900	79.1%	22,279	74.0%
Books and reference materials	484	4.1%	1,616	9.2%	2,709	9.0%
Others	725	6.1%	2,058	11.7%	5,133	17.0%

Total net revenues	11,846	100.0%	17,574	100.0%	30,121	100.0%

Online Education Services

We derive most of our revenues from the provision of online education services. Our online education services consist of online professional education and test preparation courses, test preparation courses for self-taught learners pursuing higher education diplomas or degrees and secondary school and college students preparing for various academic and entrance exams, continuing education courses for professionals fulfilling regulatory requirements, and language courses. Our professional training courses cover a wide range of industries, including accounting, law, healthcare, construction engineering, information technology and others.

We earn revenues from course fees paid by course participants enrolled in our online education courses. We recognize course fee payments as revenues pursuant to one of two types of revenue recognition models, the non-refundable course model and the refundable course model. The non-refundable course model represents our original revenue recognition model used for our courses since the start of our business, including for the three fiscal years ended September 30, 2007, 2008 and 2009. This revenue recognition model still applies to most of our current courses. For online courses with exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period from the date on which the course participants enroll in the courses to the completion date of the relevant exam when we close access to the relevant online course materials. With respect to courses without exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period during which the courses are delivered to the participants.

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

Our premium classes are non-refundable course model we introduced in August 2008 for some of our most successful courses, such as courses for the accounting, legal and healthcare industries. Our premium class participants enjoy high-quality premium course-related support services similar to the elite class participants. However, premium course participants do not enjoy refund privileges. Instead, if a participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course and pay only 50% of the course fees. The participant is given this 50% discount only once, therefore, if he or she fails the relevant course examination again and wishes to retake the premium course for the third time, there is no discount provided at that time. To promote this new course model, we offered an initial 50% discount off the course fees for all participants who registered for the premium courses during the fiscal year ended September 30, 2008.

To enroll in our courses, course participants may choose to purchase pre-paid study cards from our distributors or to pay us through bank remittance, postage, online payment using credit or debit cards via external payment networks or cash at our offices. We provide course participants with a one-week trial period, applicable to most courses that we offer, commencing on the date course participants activate their subscription for the relevant course. If course participants decide within the one-week trial period that they no longer want to take the course, we will refund their course fees. The amount of one-week trial period course fee refunds was insignificant in the fiscal years ended September 30, 2007, 2008 and 2009. We begin to recognize revenues following the expiry of the one-week trial period.

To use the face value on a pre-paid study card, course participants must activate the card by using an access code and password to transfer the face value on the card to their personal online registered accounts and register for the desired courses. We first introduced pre-paid study cards in January 2003. Our study cards are sold with expiration dates, typically set at two years from the print date of the card. Proceeds from the expired study cards that have never been activated are recognized as revenues upon expiration of the cards. For the fiscal years ended September 30, 2007, 2008 and 2009, we recognized revenue before business tax and related surcharges in connection with expired pre-paid study cards of approximately $0.3 million, $43,000 and $90,000, respectively. Once course participants activate the pre-paid study cards, the face values of the cards are added to their personal registered accounts and are no longer subject to expiration. We, at times, offer volume discounts to our distributors for purchases over a specified amount of pre-paid cards during a specified period of time, generally one year. These discounts are provided to distributors in the form of additional study cards. The after-discount prices of the study cards paid by the distributors to us are recognized as deferred revenue. Deferred revenue is subsequently recognized as revenues upon provision of the future services according to the applicable revenue recognition policy discussed above.

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

Our sales arrangements are evidenced by sales agreements with and purchase orders from distributors. We recognize revenues from the sale of books and reference materials when the four criteria as discussed under “Critical Accounting Policies — Revenue Recognition” below are met. Prior to the fiscal year ended September 30, 2007, we sold books and reference materials to distributors on a consignment basis. Therefore, revenues for such transactions were recognized only when the products were sold to the end customers by the distributors. Beginning in the fiscal year ended September 30, 2007, as our reputation and market position became more established, we ceased to sell books and reference materials on a consignment basis. Instead, we sold such products to our major distributors and provided them with the right to return up to 5% of the unsold products. From time to time, we granted some major distributors credit terms, typically for over one year. Since the later part of the fiscal year of 2008, the 5% right of return is no longer made available to the distributors. Due to the extended credit terms, revenue recognition for such sales is deferred until cash is collected from such major distributors.

We may at times sell our proprietary books and reference materials together with study cards. In the fiscal year ended September 30, 2009, we sold some of our books and reference materials together with study cards that can be used to enroll in particular online courses. We recognize revenues over the subscription period during which the online courses are available to the course participants or upon expiration of the cards, provided that all of the four required criteria are met.

Others

We derive other net revenues from the provision of course production services, platform production services, magazine content production services, tax and accounting consultancy services, in-person professional training for accounting firms, offline information technology courses, primary and secondary school supplementary courses, and business start-up training courses, and other products and services. Such sales arrangements, except for business start-up training courses, are evidenced by individual sales agreements with customers. We generate course production revenues, platform production revenues and magazine content production revenues by charging businesses and educational institutions and others for our services in the creation and production of customized courses, online platforms and magazine content, respectively. We normally recognize revenues from the delivery of course production services and platform production services when the produced course materials and online platforms are accepted by the customers, respectively. With respect to the magazine content production services, we recognize revenues on a straight line basis over the service period during which we provide magazine content production services to our clients. However, from time to time, we enter into arrangements to provide multiple services to our customers such as developing the customer’s online platform to enable it to sell products through our website and charging an ongoing service fee. We apply Financial Accounting Standards Board, or FASB authoritative guidance regarding the revenue arrangements with multiple deliverables to assess the separability of the deliverables. Since there is a lack of objective and reliable evidence of fair value of the deliverables, the whole transaction is accounted for as a single unit of accounting. Accordingly, the revenue from the transaction is recognized ratably over the term of the contract over the support and maintenance services period. We generate in-person professional training revenue, offline information technology courses revenue, primary and secondary school supplementary courses revenue when the training is delivered to the trainees. We generate business start-up training courses revenue after the training is delivered to the trainees, on the earlier of the date when cash is collected from the government authority and when the government authorities grant approvals for our entitlement to the subsidy based on the evaluation of our course participants’ business proposals, their employment rate or business start-up rate.

Cost of Sales

Our cost of sales consists of cost of services and cost of tangible goods sold. The following table shows our cost of sales, gross profit and gross margin for the periods indicated.

	For the Year Ended September 30,
	2007		2008		2009
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net Revenues	11,846	100.0%	17,574	100.0%	30,121	100.0%
Cost of sales:
Cost of services	3,553	30.0%	5,981	34.0%	12,834	42.6%
Cost of tangible goods sold	354	3.0%	818	4.7%	1,577	5.2%

Total cost of sales	3,907	33.0%	6,799	38.7%	14,411	47.8%
Gross profit and gross margin[1]	7,939	67.0%	10,775	61.3%	15,710	52.2%

[1]	Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.

Cost of Services

Cost of services accounted for 33.4%, 43.0% and 57.6% of our online education services revenues in the fiscal years ended September 30, 2007, 2008 and 2009, respectively. Salaries and related expenses for our tutors, course production technicians and other employees involved in the delivery of our products and services constituted the largest component of our cost of services. Fees paid to our course lecturers to produce our courses and provide in-person courses constituted the second largest component of our cost of services. Other important components of our total cost of services include rental and related expenses, and server management and bandwidth leasing fees paid to third-party providers. While the absolute amount of our cost of services continued to increase as our education services revenues grew, our cost of services as a percentage of net revenues decreased significantly in the fiscal year ended September 30, 2007 as we achieved economies of scale. Our cost of services as a percentage of net revenues increased in the fiscal year ended September 30, 2008 compared to the fiscal year ended September 30, 2007 as we incurred significant share-based compensation expenses due to our share options granted in the third quarter of the fiscal year ended September 30, 2008, the delayed Accounting Professional Qualification Examinations due to the May 2008 Sichuan earthquake. Our cost of services as a percentage of net revenues increased significantly in the fiscal year ended September 30, 2009 compared to the fiscal year ended September 30, 2008 as we incurred significant share-based compensation expenses due to our share options granted in the fiscal year ended September 30, 2008, and repricing of our share options granted in the fiscal year ended September 30, 2008 in the first quarter of the fiscal year ended September 30, 2009; expenses incurred by the newly acquired business start-up training business, higher salaries and welfare expenses as we added more personnel engaged primarily in website and technical development and tutoring services, increased rental space to accommodate our headcount growth, and increased lecturer fees due to our expanded course offerings.

Historically, fees paid to our lecturers to produce our courses constituted a large portion of our cost of services because we allocated significant resources to engage high-quality lecturers for our online courses and to increase the number of lecturers for our expanded course offerings. As our portfolio of courses became more established, our lecturer costs became lower as a percentage of net revenues. The number of lecturers actively producing online courses for us was 249, 273 and 629 in the fiscal years ended September 30, 2007, 2008 and 2009, respectively. The increase in the number of lecturers actively producing online courses for us in the fiscal year ended September 30, 2008 compared to the fiscal year ended September 30, 2007 resulted primarily from our expanded course offerings and acquisition of Caikaowang. The increase in the number of lecturers actively producing online courses for us in the fiscal year ended September 30, 2009 compared to the fiscal year ended September 30, 2008 resulted primarily from our expanded course offerings. Leveraging the online medium, we are also achieving greater economies of scale as we are able to continuously increase our numbers of course participants without having to increase the number of our lecturers, which is a distinct advantage we enjoy over traditional offline schools and educational programs that are limited by traditional teacher-student classroom ratios. As a result, our fees paid to lecturers decreased as a percentage of our net revenues in the fiscal years ended September 30, 2008 and 2009 as compared to the fiscal year ended September 30, 2007.

Our service-oriented approach is a critical component of our online education business model. Accordingly, our tutors and course production technicians also play an important role in our delivery of quality services. While our lecturers primarily conduct lectures through pre-recorded audio-visual media, our tutors play a more immediate frontline role in the provision of our course services. They answer questions from course participants by email or by telephone, usually within a 24-hour time period. Delivering this level of quality service and responsiveness requires us to continuously increase tutor headcount to keep pace with the growth in the numbers of course enrollments, and to allocate sufficient resources to retain the top performing tutors to maintain the overall high-quality of our tutoring services. The number of our tutors increased from 131 (including 50 part-time tutors) as of September 30, 2007, to 183 (including 98 part-time tutors) as of September 30, 2008 and to 224 (including 91 part-time tutors) as of September 30, 2009. To ensure a high quality learning experience, we also allocate resources to retain course production technicians capable of creating high quality audio-video course materials and other interactive features of our online courses.

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

Selling Expenses

Selling expenses accounted for 10.8% 13.9% and 22.3% of our net revenues in the fiscal years ended September 30, 2007, 2008 and 2009, respectively. Our selling expenses consist primarily of advertising and promotion expenses, salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to online agents, freight and delivery expenses related to our books and reference materials, and other selling expenses. Our selling expenses comprised 13.9% of our net revenues in the fiscal year ended September 30, 2008 as we incurred significant share-based compensation expenses due to our share options granted in the third quarter of the fiscal year ended September 30, 2008, and significant increase in commissions paid to online agents due to an increase in online sales of our courses. Our selling expenses comprised 22.3% of our net revenues in the fiscal year ended September 30, 2009 as we incurred significant share-based compensation expenses due to our share options granted in the fiscal year ended September 30, 2008, and repricing of our share options granted in the fiscal year ended September 30, 2008 in the first quarter of the fiscal year ended September 30, 2009; incurred expenses relating to the newly acquired business start-up training business; higher salaries and welfare expenses as we added more personnel engaged primarily in customer service, and sales and marketing services; significant increase in advertising and promotional activities to promote our business and brandnames; and significant increase in commissions paid to online agents due to an increase in the online sales of our courses.

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

General and Administrative Expenses

Our general and administrative expenses accounted for 13.8%, 22.2% and 24.7% of our net revenues in the fiscal years ended September 30, 2007, 2008 and 2009, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, professional fees, rental expenses, depreciation and amortization, and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office, communication and entertainment expenses. Our general and administrative expenses was 22.2% of our net revenues in the fiscal year ended September 30, 2008 as we incurred significant share-based compensation expenses due to our share options granted and restricted shares issued in the third and fourth quarter of the fiscal year ended September 30, 2008, respectively, leased additional office space for business expansion, and incurred additional expenses associated with being a U.S. public company. Our general and administrative expenses was 24.7% of our net revenues in the fiscal year ended September 30, 2009 as we incurred significant share-based compensation expenses due to our share options granted and restricted shares issued in the fiscal year ended September 30, 2008, our share options granted to five non-executive directors in the first quarter of the fiscal year ended September 30, 2009, and repricing of our share options granted in the fiscal year ended September 30, 2008 in the first quarter of the fiscal year ended September 30, 2009; expenses relating to the newly acquired business start-up training business; increased headcount for business expansion; and additional expenses associated with being a U.S. public company. We expect that in connection with the expansion of our business and costs associated with being a public company, including costs necessary to enhance our internal control, our general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs.

Share-based Compensation Expenses

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009, our 2008 Performance Incentive Plan, or the New Plan. An aggregate of 11,652,556 ordinary shares have been reserved for issuance under the Prior Plan. In addition, an aggregate of 8,511,007 ordinary shares have been reserved for issuance under the 2008 Performance Incentive Plan as of September 30, 2009. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plans.” As of September 30, 2008 and 2009, there are outstanding options to purchase a total of 10,631,800 ordinary shares and 10,836,708 ordinary shares, and as a result, we recorded share-based compensation expenses in the fiscal years ended September 30, 2008 and 2009, respectively, in connection with the options granted. We reduced the exercise price of all outstanding share options under the Prior Plan from US$2.995966 per share to US$0.82 per share based on the closing price of our ADSs on NYSE Arca on December 2, 2008. In the fiscal years ended September 30, 2008 and 2009, we also recorded share-based compensation expenses in connection with restricted shares awarded to an independent director. The amounts of these share-based compensation expenses are set forth below:

	For the Years Ended September 30,
	2007	2008	2009
	$	$	$
	(in thousands)

Share-based compensation expenses:
Restricted shares awarded to an independent director	—	100	16
Options granted to employees, non-employees and non-executive directors	—	1,379	3,904

As of September 30, 2008 and 2009, the unamortized compensation expenses in connection with our outstanding options were $10.8 million and $9.3 million, respectively.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

CDEL Hong Kong was incorporated in Hong Kong and does not conduct any substantive operations of its own. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2007, 2008, and 2009. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends by CDEL Hong Kong to us.

Enterprise Income Tax

The current and deferred components of the income tax (expense)/benefit appearing in our consolidated statements of operations are as follows:

	Years ended September 30,
	2007	2008	2009
	$	$	$
	(in thousands)
Current tax expense	(656)	(1,148)	(148)
Deferred tax (expense)/benefit	963	622	(1,330)

	307	(526)	(1,478)

Under the current laws of the Cayman Islands, our listed company, which was incorporated in the Cayman Islands, is not subject to taxation on its income or capital gains. However, there is a risk that we may be treated as resident in the PRC for tax purposes. See “Risk Factors — General Risks Relating to Conducting Business in China — Under China’s New EIT Law, we may be classified as a 'resident enterprise' of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

CDEL Hong Kong has not recorded tax provision for Hong Kong profits tax as the company has not had assessable profits arising in or derived from Hong Kong.

Our PRC entities are subject to standard income tax rate of 33% for 2007 and 25% for 2008 and 2009. However, Champion Technology and Beijing Champion obtained tax preferential treatments as “high and new technology enterprises” that resulted in lower tax rates. See note 15 to our audited consolidated financial statements for additional information. Also see “Risk Factors— General Risks Relating to Conducting Business in China — The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.”

Our aggregated undistributed earnings of our subsidiaries and affiliated entities located in the PRC that are available for distribution at September 30, 2009 are considered to be retained and indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within our group that is outside the PRC.

We adopted the authoritative interpretation on accounting for uncertainty in income taxes on October 1, 2007. As of September 30, 2009, we had an unrecognized tax benefit of $0.2 million relating to transfer pricing among related parties. The potential penalty and interest related to this unrecognized tax benefit was insignificant. See note 15 to our audited consolidated financial statements for additional information.

Business Tax and Related Surcharges

We are subject to approximately 3% business tax and related surcharges on the revenues earned from provision of online education services, which are recognized net of all business tax and related surcharges. Our other services related revenues are subject to 3% to 5% business tax and related surcharges, which are also recognized net of all business tax and related surcharges. Such business tax and related surcharges net against revenues for the years ended September 30, 2007, 2008 and 2009 are approximately $0.4 million, $0.6 million and $1.0 million, respectively. In addition, we are subject to 5% business tax on service fee received by Champion Technology and Champion Education Technology from Beijing Champion, which tax and surcharges are included in the cost of services.

Value Added Tax

In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is calculated based on the sales value of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. VAT related to our books and reference materials sales amounted to approximately $0.2 million, $0.3 million and $0.4 million for the fiscal years ended September 30, 2007, 2008 and 2009, respectively. We are required to remit the VAT we collected to the tax authority, but may deduct the VAT we have paid on eligible purchases. To the extent that we paid more VAT than collected, the difference represents the net VAT recoverable balance at the balance sheet date. As of September 30, 2007, 2008 and 2009, there was no such VAT recoverable balance in our consolidated financial statements.

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

Revenue Recognition

We recognize revenues from our services and sales of products when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

Online education services. Most of our revenues are earned through providing online education services to course participants. We have been providing online education services to our course participants pursuant to two types of revenue models — a non-refundable course model and a refundable course model.

For online courses with exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period from the date on which the course participants enroll in the courses to the completion date of the relevant exam when we close access to the relevant online course materials. With respect to courses without exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period during which the courses are delivered to the participants. Course participants can enroll in non-refundable courses via purchases of pre-paid study cards from our distributors. We sell to our distributors pre-paid study cards at a discount to the face value of the cards. Therefore, deferred revenue is recorded using the after-discount selling price of the cards upon the sale of the cards to distributors. The deferred revenue is recognized as revenues over the period the online course is available to course participants from the course participants’ enrollment date through the completion date of the relevant exam.

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

We may at times offer volume discounts to our distributors for purchases over a specified amount of pre-paid study cards over a specified period of time, generally one year. These discounts are provided to the distributors in the form of study cards with certain credit values. The amount of future rebates relating to these volume discounts cannot be reasonably estimated, and accordingly, a deferred revenue balance is recorded for the maximum potential amount of volume discount. If the amount of purchases specified in the volume discount provisions were not reached upon the expiry of the volume discount period, the deferred revenue relating to such volume discount is recognized as revenues over the remaining period during which the online courses are still available to the enrolled course participants. If the amount of purchases specified in the volume discount provisions were reached, the proceeds allocated to the study cards that are provided to the distributors as volume discount and activated by enrolled course participants are recognized as revenues over the coming period during which the online courses are available to the course participants. Proceeds allocated to the study cards that have never been activated for course enrollment are recognized as revenues upon expiration of the cards.

Books and reference materials. In the fiscal year of 2007, we sold books and reference materials to our major distributors and provided them with the right to return up to 5% of the unsold products. In addition, from time to time, we granted our major distributors extended credit terms, typically over one year. Although we have not granted concessions under the extended payment terms, we do not have enough history to demonstrate that we will not give concessions in the future. Therefore, revenues relating to books and reference materials sales are deferred until cash is collected from the distributors. In the fiscal years of 2008 and 2009, we did not sign any contracts with our distributors containing the 5% return rights.

We also sell our proprietary books and reference materials together with study cards that can be used to enroll in certain specified online courses. We have considered whether we have adequate evidence that would allow us to bifurcate the revenues attributable to the study cards from the revenues attributable to books and reference materials. However, due to the significant variability in prices charged for on-line courses, we do not have sufficient evidence of fair value of the study cards. Therefore, the revenues relating to such arrangement are recognized as a combined unit of accounting over the subscription period the online course is available to course participants or upon expiration of the study cards.

Others. We derive other net revenues from the provision of course production services, platform production services, magazine content production services, tax and accounting consultancy services, in-person professional training for accounting firms, offline information technology courses, primary and secondary school supplementary courses, business start-up training courses, and other products and services.

We recognize revenues from classroom training when the training courses are provided. For classroom training sponsored by government authorities such as business start-up training courses, the tuition fees of the training participants are subsidized by the government. Fees to be earned are subject to the approval of government authorities based on the evaluation of our course participants’ business proposals, their employment rate or business start-up rate. Therefore, revenues from such services are recognized upon cash receipt or the receipt of confirmations from government authorities, whichever is earlier.

We recognize revenues from the delivery of course production services and platform production services when the produced course materials and online platforms are accepted by the customers. With respect to the magazine content production services, we charge annual fees from our customers and recognize them as revenues on a straight line basis over the service period.

We also enter into arrangements to provide multiple services to our customers such as development of an online platform to enable our customers to sell products through our website and ongoing support and maintenance services. Since we do not have sufficient evidence of fair value of the support and maintenance services, the entire arrangement is accounted for as a single unit of accounting. Accordingly, revenues from such transactions are recognized ratably over the support and maintenance services period.

Long-Lived Assets — Property, Plant and Equipment and Intangible Assets

Judgment is required to determine the estimated useful lives of our long-lived assets. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

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

Income taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in our income statement in the period that includes the enactment date. We consider current tax laws and our interpretation of them when we make our judgments, assumptions and estimates relative to current provision for income tax. We also assess a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than-not that some portion, or all, of the deferred tax assets will not be realized. Such evidence includes our estimates of future taxable income and tax planning strategies. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

Effective October 1, 2007, we adopted the recognition and measurement methods under the authoritative interpretation regarding the accounting and disclosure for uncertainty in tax positions. The guidance requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Based on this assessment, as of September 30, 2008 and 2009, respectively, we have recognized an approximately $0.3 million and $0.2 million accrual for unrecognized tax benefits which is included in the account of “accrued expenses and other liabilities” and reflected as non-deductible expenses in the tax reconciliation. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. We recognize, if any, interest related to unrecognized tax benefit in interest expense and penalties in other expenses. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

Uncertainties exist with respect to how PRC’s New EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the Enterprise Income Tax Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See “Item 3.D. Key Information — Risk Factors — General Risks Relating to Conducting Business in China— Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

The holders of the preferred shares have the ability to convert the instrument into our ordinary shares starting from the initial issuance date. To determine whether there was a beneficial conversion feature, with the assistance of American Appraisal China Limited, or American Appraisal, an independent valuation firm, we conducted a retroactive valuation to determine the fair value of our ordinary shares at the issuance date of the preferred shares. We applied an equal weight for both the market approach and the income approach to arrive at the fair value for our equity value. We concluded that the fair value of our ordinary shares was $0.612455 per share as of March 9, 2007, which was greater than the operable conversion price of preferred shares and the excess is greater than the proceeds received from the issuance of preferred shares. Accordingly, the total proceeds were allocated to the beneficial conversion feature with a credit to additional paid-in capital upon the issuance of the preferred shares. All of the unamortized discounts remaining at the date of conversion was immediately recognized as a reduction to net income attributable to ordinary shareholders.

Further, an accretion charge to increase the preferred shares’ carrying value to their expected redemption amount over the period from issuance to earliest redemption date was recorded as a reduction to net income available to ordinary shareholders using the effective yield method.

Upon the consummation of our initial public offering, all of the preferred shares were automatically converted to 14,963,594 ordinary shares on July 29, 2008.

Share-based Compensation Expenses

In the fiscal year ended September 30, 2008 we granted to our employees and non-employees share-based compensation awards subject to graded vesting under the Prior Plan. In the fiscal year ended September 30, 2009, we granted to our non-executive directors share-based compensation awards subject to graded vesting under the New Plan. In addition, we reduced the exercise price of all outstanding share options under the Prior Plan from US$2.995966 per share to US$0.82 per share based on the closing price of our ADSs on NYSE Arca on December 2, 2008.

Share-based payment transactions with employees and non-executive directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. We recognize compensation expense over the vesting term on a straight-line basis with the amount of compensation expense recognized at any date not less than the portion of the grant-date value of the option vested at that date.

Share-based payment transactions with non-employees are measured based on the fair value at the earlier of the commitment date or the date at which the non-employee’s performance is complete. For the grants in the fiscal year of 2008, we determined the measurement date to be the performance commitment date pursuant to the employment supplemental agreements entered with the non-employees, in which the penalty for nonperformance was stipulated and represented a sufficiently large disincentive for nonperformance. We recognize compensation expense using the graded vesting attribution method.

In addition, the total incremental compensation expense resulting from the modifications of the exercise price of all outstanding share options under the Prior Plan is recognized over the remaining requisite service period for such employees and non-employees, respectively.

We estimated the fair value of each option award granted to employees and non-employees using the Black-Scholes Option Pricing Model with assistance from American Appraisal. The volatility assumption was estimated based on the price volatility of the shares of seven education companies that are publicly traded on securities markets in the United States and selected by us as guideline companies because we did not have sufficient historical data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the options. The expected term was estimated based on the vesting, contractual terms and our expectation of exercise behavior of the option grantees. The risk-free rate was based on the market yield of China Sovereign Bonds denominated in US$ with maturity terms equal to the expected term of the option awards. Before we became a public company in July 2008, we estimated the fair value of our ordinary shares with the assistance of America Appraisal based on a number of factors, including our equity transactions. After we became a public company, the closing market price of our ordinary shares on the grant date or measurement date was used as the fair value of our ordinary shares on that date.

We estimated forfeitures at the time of grant based on our historical experiences and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We perform our annual goodwill impairment test on September 30 of each fiscal year for both of our reporting units: online education services and classroom education services. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We did not recognize any impairment loss on goodwill for the years ended September 30, 2007 and 2008. As of September 30, 2009, the estimated fair value substantially exceeded the carrying value for both reporting units, therefore, no impairment loss on goodwill was recognized for the year ended September 30, 2009.

Recent Accounting Pronouncements

In December 2007, the FASB issued an authoritative pronouncement regarding business combination. The new pronouncement replaces existing pronouncement to require the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; to establish the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and to require the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The new pronouncement applies prospectively to business combinations with acquisition dates on or after the beginning of the first annual reporting period on or after December 15, 2008. Early application is prohibited. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued an authoritative pronouncement regarding non-controlling interests in consolidated financial statements to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, the new pronouncement eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transaction. The new pronouncement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early application is prohibited. We will adopt this standard in the fiscal year 2010, which will require retrospective application of the presentation and disclosure requirements of this standard for all of our minority interest.

In April 2008, the FASB issued an authoritative pronouncement regarding the determination of the useful life of intangible assets. The new pronouncement amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under existing pronouncement. The new pronouncement is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in the new pronouncement shall be applied prospectively to intangible assets acquired after the effective date. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In April 2009, the FASB issued an authoritative pronouncement regarding accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This new pronouncement amends and clarifies existing pronouncement to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The new pronouncement shall be effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not expect that the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In June 2009, the FASB issued an authoritative pronouncement, which changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. We do not expect that the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In September 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. Although the new pronouncement retains the criteria from existing authoritative literature for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.

In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and nonsoftware deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and nonsoftware components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.

In January 2010, the FASB issued an authoritative pronouncement on accounting for distributions to shareholders with components of stock and cash. The objective of this new guidance is to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of accounting treatment of equity and earnings per share. This new guidance is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended September 30,
	2007		2008		2009
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	10,637	89.8%	13,900	79.1%	22,279	74.0%
Books and reference materials	484	4.1%	1,616	9.2%	2,709	9.0%
Others	725	6.1%	2,058	11.7%	5,133	17.0%

Total net revenues	11,846	100.0%	17,574	100.0%	30,121	100.0%
Cost of sales:
Cost of services	(3,553)	(30.0)%	(5,981)	(34.0)%	(12,834)	(42.6)%
Cost of tangible goods sold	(354)	(3.0)%	(818)	(4.7)%	(1,577)	(5.2)%

Total cost of sales	(3,907)	(33.0)%	(6,799)	(38.7)%	(14,411)	(47.8)%

Gross profit	7,939	67.0%	10,775	61.3%	15,710	52.2%
Operating expenses:
Selling expenses	(1,285)	(10.8)%	(2,448)	(13.9)%	(6,722)	(22.3)%
General and administrative expenses	(1,638)	(13.8)%	(3,906)	(22.1)%	(7,432)	(24.7)%

Total operating expenses	(2,923)	(24.6)%	(6,354)	(36.2)%	(14,154)	(47.0)%
Other operating income	131	1.1%	209	1.2%	292	0.9%
Other expense	—	—%	(144)	(0.8)%	—	—%

Operating income	5,147	43.5%	4,486	25.5%	1,848	6.1%
Interest (expense) income, net	(5)	(0.1)%	176	1.0%	742	2.5%
Exchange loss	—	—%	(75)	(0.4)%	(6)	(0.0)%
Equity in loss of an affiliated company	—	—%	(64)	(0.4)%	—	—%

Income before income taxes	5,142	43.4%	4,523	25.7%	2,584	8.6%
Income tax (expenses) benefit	307	2.6%	(526)	(3.0)%	(1,478)	(4.9)%
Minority interest, net of taxes	—	—%	—	—%	82	0.2%

Net income	5,449	46.0%	3,997	22.7%	1,188	3.9%

Fiscal Year Ended September 30, 2009 Compared to Fiscal Year Ended September 30, 2008

Net Revenues

Our total net revenues increased by 71.4% to $30.1 million in the fiscal year ended September 30, 2009 from $17.6 million in the fiscal year ended September 30, 2008, as a result of significant growth in sales of our online education services, books and reference materials, and other products and services.

Online education services. Net revenues from our online education services increased by 60.3% to $22.3 million in the fiscal year ended September 30, 2009 from $13.9 million in the fiscal year ended September 30, 2008. This increase was primarily due to overall growth in the total number of our online course enrollments to over 1,071,000 in the fiscal year ended September 30, 2009 from over 743,000 in the fiscal year ended September 30, 2008. Our accounting courses continued to account for the majority of our course enrollments with a total enrollment of 775,000 in the fiscal year ended September 30, 2009 while enrollments in our test preparation courses for self-taught learners and our healthcare and construction engineering courses, and enrollments in our exclusive training courses for information technology contests held by the Ministry of Education, also increased. Of this revenue increase, approximately $0.9 million was revenue recognized in the first quarter of the fiscal year ended September 30, 2009 but in fact generated from our elite classes for certain Accounting Professional Qualification Examinations rescheduled to the fourth quarter of the fiscal year ended September 30, 2008 from an earlier date in 2008 due to the May 2008 Sichuan earthquake. In addition, approximately $1.1 million, $2.2 million, $2.3 million and $4.7 million were generated from our exclusive training courses for information technology contests, accounting continuing education courses, healthcare courses, and regular and premium classes for CPA Qualification Examination, respectively. Our revenue growth rate in the fiscal year ended September 30, 2009 was partially impacted by the promotional discount we offered to celebrate our initial public offering in the United States. During the period from August 2008 to September 2008, we offered a promotional 50% IPO Discount to all participants who purchased online courses, except for those enrolling in elite classes. This promotion resulted in some of our course participants enrolling earlier than they would have if we had not offered such IPO Discount. A substantial number of course participants who intended to take course in the fiscal year ended September 30, 2009, actually enrolled in the fourth quarter of the fiscal year ended September 30, 2008. For example, our CPA Qualification Examination course enrollments decreased from approximately 160,000 for the fiscal year ended September 30, 2008 to approximately 131,000 for the fiscal year ended September 30, 2009. In addition, in October and November 2008, we further extended the period of the IPO Discount for certain online course subjects to February 2009, resulting in a decrease in the average selling price and the resulting net revenue decrease in the fiscal year ended September 30, 2009.

Books and reference materials. Net revenues from our sales of books and reference materials increased by 67.6% to $2.7 million in the fiscal year ended September 30, 2009 from $1.6 million in the fiscal year ended September 30, 2008. The increase in our books and reference materials revenues was due primarily to an overall increase in the volume of our sales of books and reference materials. In the fiscal year ended September 30, 2007, we sold such books and reference materials to our major distributors and provided them with the right to return up to 5% of the unsold products. For various business reasons, we granted some major distributors credit terms, typically for over one year. In the fiscal years ended September 30, 2008 and 2009, we did not sign any contracts with our distributors containing return rights and we granted some major distributors credit terms of less than one year. Due to the extended credit terms, revenue recognition for such sales is deferred until cash is collected from such major distributors.

Others. Our other net revenues increased to $5.1 million in the fiscal year ended September 30, 2009 from $2.1 million in the fiscal year ended September 30, 2008, primarily due to revenues generated from our new offline information technology courses and business start-up training courses, course production services, platform production services, and magazine content production services. By virtue of our industry expertise, we often utilize spare capacity that we may from time to time have to undertake education-related production services such as course production services, platform production services and magazine content production services, although we do not view this as a core component of our business or growth strategy. Other revenues also included sales of our tax and accounting related services through our www.chinaacc.com website and, to a lesser extent, other value-added services offered through our websites.

Gross Profit

Our gross profit increased by 45.8% to $15.7 million in the fiscal year ended September 30, 2009 from $10.8 million in the fiscal year ended September 30, 2008. Our gross margin decreased to 52.2% in the fiscal year ended September 30, 2009 from 61.3% in the fiscal year ended September 30, 2008. The decrease in gross margin was primarily driven by the $1.9 million share-based compensation expenses we incurred in the fiscal year ended September 30, 2009 due to our share options granted in the fiscal year ended September 30, 2008, and repricing of our share options granted in the fiscal year ended September 30, 2008 in the first quarter of the fiscal year ended September 30, 2009; an increase in our product mix of the lower margin books and reference materials revenue; lower margin in-person training revenue from the business start-up training business; and increased lecturer fees due to our expanded course offerings.

As the number of course enrollments increased, the number of our tutors increased to 224 (including 91 part-time tutors) as of September 30, 2009 from 183 (including 98 part-time tutors) as of September 30, 2008 to provide better service to our course participants, and our server management and bandwidth leasing fees also increased to handle larger traffic and course lecture download volume. To ensure a high quality learning experience, we also allocate resources to retain course production technicians capable of creating high quality audio-video course materials and other interactive features of our online courses. All of the above increased our salaries and welfare expenses and rental expenses to accommodate our headcount growth.

Operating Expenses

Our operating expenses increased by 122.8% to $14.2 million in the fiscal year ended September 30, 2009 from $6.4 million in the fiscal year ended September 30, 2008, primarily as a result of significant share-based compensation expenses arising from our share options granted and restricted shares issued in the fiscal year ended September 30, 2008, our share options granted to five non-executive directors in the first quarter of the fiscal year ended September 30, 2009, repricing of our share options granted in the fiscal year ended September 30, 2008 in the first quarter of the fiscal year ended September 30, 2009; expenses incurred by the newly acquired business start-up training business; a significant increase in advertising and promotional activities; a significant increase in commissions paid to online agents; an increase in our general and administrative expenses relating to office rents, staff salaries; and additional expenses associated with being a U.S. public company.

Selling expenses. Our selling expenses increased by 174.6% to $6.7 million in the fiscal year ended September 30, 2009 from $2.4 million in the fiscal year ended September 30, 2008. This increase resulted primarily from the $0.5 million share-based compensation expenses we incurred in the fiscal year ended September 30, 2009; expenses incurred by the newly acquired business start-up training business; significant increase in advertising and promotional activities to promote our business and brandnames; and the increased commissions paid to our online agents due to an increase in online sales of our courses. The aggregate amount of salary expense attributable to our customer service staff and sales and marketing staff also rose significantly as we added more staff to provide better service to our course participants and other customers, and to promote our business.

General and administrative expenses. Our general and administrative expenses increased by 90.3% to $7.4 million in the fiscal year ended September 30, 2009 from $3.9 million in the fiscal year ended September 30, 2008. This increase resulted primarily from the $1.6 million share-based compensation expenses we incurred in the fiscal year ended September 30, 2009; expenses incurred by the newly acquired business start-up training business; increased headcount and salaries for business expansion, and additional expenses associated with being a U.S. public company, which increased our overall expenses. Our administrative staff salaries and related expenses increased to $2.2 million. Our professional fees increased to $1.3 million. Most of our other components of general and administrative expenses also increased due to us becoming a U.S. public company in July 2008.

Other Operating Income

In the fiscal year ended September 30, 2009, we had other operating income of $0.3 million, which was a one time subsidy of listing expenses we received from the Management Committee of Zhongguancun Technology Park. In the fiscal year ended September 30, 2008, we had other operating income of $0.2 million which was a one-time small and medium enterprise development fund grant we received from a local government authority.

Income taxes

Income tax expense for the fiscal year ended September 30, 2009 was $1.5 million, compared with an income tax expense of $0.5 million in the fiscal year ended September 30, 2008.

Net Income

As a result of the above factors, our net income decreased to $1.2 million in the fiscal year ended September 30, 2009 from $4.0 million in the fiscal year ended September 30, 2008.

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

Online education services. Net revenues from our online education services increased by 30.7% to $13.9 million in the fiscal year ended September 30, 2008 from $10.6 million in the fiscal year ended September 30, 2007. This increase was primarily due to overall growth in the total number of our course enrollments to over 743,000 in the fiscal year ended September 30, 2008 from over 504,000 in the fiscal year ended September 30, 2007. Our accounting courses continued to account for the majority of our course enrollments at 581,000 in the fiscal year ended September 30, 2008 while enrollments in our test preparation courses for self-taught learners and our healthcare courses, and enrollments in our exclusive training courses for information technology contests held by the Ministry of Education, also increased. In particular, this increase was primarily due to approximately $0.7 million, $0.9 million and $1.4 million of revenues generated from our new CPA Qualification Examination elite classes, accounting continuing education courses, and healthcare courses, respectively. Our revenue growth rate in the fiscal year ended September 30, 2008 was partially impacted by rescheduled Accounting Professional Qualification Examinations caused by the May 2008 Sichuan earthquake. In addition, our Accounting Professional Qualification Examination course enrollments decreased from approximately 209,000 for the fiscal year ended September 30, 2007 to approximately 197,000 for the fiscal year ended September 30, 2008. This decrease occurred primarily because we experienced a significant increase in enrollments in these accounting courses during the fiscal year ended September 30, 2007 due to the fact that the relevant accounting exams covered by these courses at the time were undergoing changes in content and requirements, and many exam takers determined that enrolling in our online courses was important to their exam preparation efforts. In the subsequent period, as exam takers became more familiar with and less concerned about the new exam content and requirements, many exam takers opted not to take our courses, which resulted in a decrease in enrollments in these courses.

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

Gross Profit

Our gross profit increased by 35.7% to $10.8 million in the fiscal year ended September 30, 2008 from $7.9 million in the fiscal year ended September 30, 2007. Our gross margin decreased to 61.3% in the fiscal year ended September 30, 2008 from 67.0% in the fiscal year ended September 30, 2007. The decrease in gross margin was primarily driven by the $0.7 million share-based compensation expenses we incurred in the fiscal year ended September 30, 2008 arising from our share options granted in the third quarter of fiscal 2008, the delayed Accounting Professional Qualification Examinations caused by the May 2008 Sichuan earthquake, and an increase in our product mix of the lower margin books and reference materials revenue and lower margin in-person training revenue from the accounting firms.

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

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through internally generated cash and bank loans. In the fiscal year ended September 30, 2008, we completed our initial public offering, raising net proceeds of $53.4 million (net of underwriter discount and issuance costs paid). As of September 30, 2008 and September 30, 2009, we had approximately $66.2 million and $57.4 million in cash and cash equivalents, including bank term deposits and restricted cash, respectively. As of September 30, 2009, our cash and cash equivalents of $21.4 million primarily consisted of cash on hand, bank deposits, and AAA rated money market funds which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. We intend to finance our future working capital requirements and capital expenditures from net cash generated from operating activities and existing cash and cash equivalents.

In addition, on November 20, 2008, we announced the adoption by our board of directors of a share repurchase program. Under the approved program, we are authorized to repurchase up to $10 million worth of our issued and outstanding ADSs from time to time in open market transactions on the NYSE (or NYSE Arca, prior to February 4, 2009). The repurchases will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to Rule 10b-18 and a 10b5-1 plan (the 10b5-1 plan allows us to repurchase our ADSs during periods in which we may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of our ADSs and other factors. We have implemented this share repurchase program over the 12 months starting from November 20, 2008, in a manner consistent with market conditions and the interest of our shareholders. On November 17, 2009, our board decided to extend the share repurchase program for 12 months to end on November 20, 2010. During the extended period, we are authorized to repurchase up to $6 million of our issued and outstanding ADSs, with the $6 million representing the unused portion of the $10 million previously approved by the board. The program may be suspended or discontinued at any time. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. As of December 31, 2009, we had repurchased an aggregate of 802,700 ADSs, representing 3,210,800 ordinary shares, on the open market for a total cash consideration of $4.0 million. We do not expect any share repurchases carried out under the share repurchase program to have a material impact on our liquidity or capital resources.

The following table summarizes our cash flows in the fiscal years ended September 30, 2007, 2008 and 2009:

	For the Year Ended September 30,
	2007	2008	2009
	$	$	$
	(In thousands)
Net cash generated from operating activities	6,961	9,064	1,607
Net cash used in investing activities	(3,913)	(3,093)	(41,534)
Net cash generated from (used in) financing activities	3,232	52,538	(4,841)
Exchange rate effect on cash and cash equivalents	136	608	(18)

Net increase (decrease) in cash and cash equivalents	6,416	59,117	(44,786)
Cash and cash equivalents at beginning of the year	690	7,106	66,223

Cash and cash equivalents at end of the year	7,106	66,223	21,437

CDEL Cayman, our ultimate holding company, relies principally on dividends and other distributions on equity paid by our PRC subsidiaries for its cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. See Note 14 to our consolidated financial statements included in this annual report.

Operating activities

Net cash generated from operating activities was $1.6 million in the fiscal year ended September 30, 2009, compared to $9.1 million and $7.0 million in the fiscal years ended September 30, 2008 and 2007, respectively.

Net cash generated from operating activities in the fiscal year ended September 30, 2009 was primarily attributable to (i) our net income of $1.2 million, (ii) an increase in accrued expenses and other liabilities of $0.8 million, and (iii) an increase in our deferred revenue of $2.1 million. The increase in operating cash flow was partially offset by an increase in accounts receivable, deferred costs, and decrease in refundable fees of $4.3 million, $0.8 million, and $2.9 million, respectively.

Net cash generated from operating activities in the fiscal year ended September 30, 2008 was primarily attributable to (i) our net income of $4.0 million, (ii) an increase in our deferred revenue and refundable fees of $3.4 million. The significant increase in refundable fees and deferred revenue is attributable to rescheduled Accounting Professional Qualification Examinations caused by the May 2008 Sichuan earthquake, 50% discount off of our regular classes and new premium classes offered to celebrate our successful listing on NYSE Arca and to promote our new premium course model which attracts more participants, and (iii) an increase in accrued expenses and other liabilities of $0.9 million. The increase in operating cash flow was partially offset by an increase in accounts receivable, and prepayments, deposits and other assets of $0.6 million and $1.2 million, respectively.

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

Investing activities

Net cash used in investing activities was $41.5 million in the fiscal year ended September 30, 2009, compared to $3.1 million and $3.9 million in the fiscal years ended September 30, 2008 and 2007, respectively.

Net cash used in investing activities in the fiscal year ended September 30, 2009 was primarily attributable to (i) our acquisition of the businesses of Zhengbao Yucai and Champion Xinlixiang with an aggregate amount of $3.2 million, (ii) the purchase of property, plant and equipment, and other equipment in the amount of $1.5 million, and (iii) an increase in restricted cash and term deposits of $8.3 million and $27.8 million, respectively.

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

Financing activities

Net cash used in financing activities was $4.8 million in the fiscal year ended September 30, 2009, compared to net cash generated from financing activities of $52.5 million and $3.2 million in the fiscal years ended September 30, 2008 and 2007, respectively.

Net cash used in financing activities in the fiscal year ended September 30, 2009 was primarily attributable to (i) the repurchase of our ADSs from the open market in the amount of $4.0 million, and (ii) payment of deferred initial public offering expenses of $0.9 million.

Net cash generated from financing activities in the fiscal year ended September 30, 2008 was primarily attributable to the proceeds from our initial public offering of $53.4 million (net of underwriting discount and issuance costs paid). The increase in cash flow was partially offset by the full repayment of short-term bank borrowings and long-term bank borrowings of $0.4 million and $0.5 million, respectively.

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

Capital Expenditures

We incurred capital expenditures of $3.9 million, $3.1 million and $5.5 million in the fiscal years ended September 30, 2007, 2008 and 2009, respectively. The significant amount of capital expenditures in the fiscal year ended September 30, 2009 related primarily to our purchase of the business of Zhengbao Yucai and Champion Xinlixiang as well as expenditures on property, plant and equipment. The significant amount of capital expenditures in the fiscal year ended September 30, 2008 related primarily to our purchase of Caikaowang as well as expenditures on property, plant and equipment. From time to time, we may evaluate and make investments, acquisitions or divestments.

We believe that our current cash and cash equivalents, term deposits, and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for 18 months following the date of this annual report. Our online course platform can support significant growth in course enrollments and is easily adapted for the addition of new courses. We do, however, expect to spend money on the further development of our “Chinaacc” brand and other brands in the disciplines for which we offer courses. We do not expect our short-term and long-term cash requirements to be materially different.

Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include, for example, our sales performance, ability to control costs and expenses, and choice of financing arrangements. Any changes in the significant factors affecting our revenues from education services may cause material fluctuations in our cash generated from operations. See “Operating Results — Overview — Specific Factors Affecting Our Results of Operations” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or customer prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. However, our PRC subsidiaries are required under PRC laws and regulations to allocate a portion of their annual after-tax profits, if any, to certain statutory reserves and funds prior to declaring and remitting dividends. For example, our PRC subsidiaries are required to allocate at least 10% of their after-tax profits to statutory reserves until such reserves reach 50% of their respective registered capital. Allocations to these statutory reserves and funds can be used only for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us. Such limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses.

Inflation

Inflation in China has not had a material impact on our results of operations to date. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 4.8%, 5.9% and -0.7% in the years 2007, 2008 and 2009, respectively. In February 2010, the change in China’s Consumer Price Index was 2.7%.

C. Research and Development

Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from October 1, 2007 to September 30, 2009 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2009:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(In thousands of $)
Operating lease obligations (1)	4,013	1,592	1,671	750	—	—
Others (2)	159	—	—	—	—	159
Total	4,172	1,592	1,671	750	—	159

(1)	Our operating lease obligations primarily relate to our leased office spaces in Beijing, China. These office leases expire at different times over the period from the date of this annual report through 2014, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

(2)	Liabilities for unrecognized tax benefits. The balance disclosed under “Others” represents liabilities for which reasonable estimates about the timing of the payment cannot be made.

Indebtedness

We currently have no indebtedness, and had no indebtedness as of September 30, 2009.

G. Safe Harbor

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction—Forward-Looking Statements.”

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

Name	Age	Position
Zhengdong Zhu	41	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	42	Deputy Chairman of the Board of Directors
Hongfeng Sun	43	Senior Vice President, Director
Xiaoshu Chen	46	Independent Director
Annabelle Yu Long	38	Director
Liankui Hu	59	Independent Director
Carol Yu	47	Independent Director
Ping Wei	38	Chief Financial Officer

Zhengdong Zhu is co-founder, chairman of the board and chief executive officer of our company and is responsible for the overall management operations and strategic direction of our company. Prior to co-founding our company in 1998, Mr. Zhu worked at the Beijing Huake Hi-Tech Co., Ltd., a communications products and computer facilities company, as an engineer, manager of network department and vice general manager in charge of marketing and sales from 1995 to 1998. From 1989 to 1995, Mr. Zhu worked as an engineer in the area of electronic communications technology at the research department of North China Institute of Electro-Optics Technology. Mr. Zhu graduated from the Radio Engineering Department of the Southeast University in China with a bachelor’s degree in radio engineering in 1989, and obtained a graduate certificate from the management science department in Sichuan University in China in 2001. Mr. Zhu and Baohong Yin, our director and deputy chairman, are husband and wife.

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

Hongfeng Sun is co-founder and senior vice president of our company. He assists our chief executive officer in the overall management of our company and heads our sales and marketing department. Prior to co-founding our company, he worked at Sichuan Champion Hi-Tech Co., Ltd., a company in Sichuan, China engaging in system integration. From 1991 to 1998, Mr. Sun worked as an assistant general manager in charge of market development at Nanjing Bada Computer System Co., Ltd. From 1989 to 1991, Mr. Sun worked at Port Authority of Nanjing as a system engineer. Hongfeng Sun graduated in 1989 from the Radio Engineering Department of Southeast University in China with a bachelor’s degree in radio engineering.

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

Liankui Hu is an independent director of our company. He has also served as chairman on the boards of directors of the following technology companies since 1998, Beijing Teamsun Technology Co., Ltd., and Beijing Huasun Mingtian Technology Co. Ltd. From 1987 to 1998, Mr. Hu had worked for the Sixth Electronics Institute of the Ministry of Information Industry as deputy president, for Beijing Shenyan System Co., Ltd. as general manager, and for Beijing Huasun Computer Co., Ltd. as general manager. He was a lecturer in School of Economics and Management, Tsinghua University in China from 1985 to 1987. Mr. Hu received his bachelor’s degree in engineering from Radio Engineering Department of Tsinghua University in 1982, and his master’s degree from School of Economics and Management of Tsinghua University in 1985.

Carol Yu is an independent director of our company. Since 2004, Ms. Yu has been serving as co-president and chief financial officer of Sohu.com Inc., an Internet portal company listed on the Nasdaq Global Market. From 2000 to 2001, Ms. Yu served as vice president of Guangdong Kelon Refrigerating Company Limited, a home appliance manufacturer in China. From 1995 to 2000, Ms. Yu served as senior vice-president at the investment banking department of Donaldson Lufkin & Jenrette Securities Corporation in Hong Kong. Prior to that, Ms. Yu also worked with Arthur Andersen Hong Kong and Beijing for ten years and was a partner of the audit division, and held the position of general manager at Arthur Andersen-Hua Qiang, the joint venture accounting firm formed between Arthur Andersen and the Ministry of Finance in China. Ms. Yu obtained her bachelor’s degree in accounting from The Hong Kong Polytechnic University. Ms. Yu is a Hong Kong Certified Public Accountant.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2009, we and our subsidiaries paid aggregate cash compensation of approximately $0.4 million to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Options, Restricted Shares and Share Incentive Plans

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009, our 2008 Performance Incentive Plan, or the New Plan. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is 8,511,007 ordinary shares as of September 30, 2009, plus an automatic annual increase on October 1 of each calendar year, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 1,387,657 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors.

We have granted options under the Prior Plan for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers, including options to acquire a total of 10,060,600 ordinary shares granted to employees on April 18, 2008 and May 31, 2008, and options to acquire 984,900 ordinary shares granted to non-employees on April 18, 2008. These options were granted at an exercise price of $2.995966 per share. The fair value of ordinary shares was determined by us to be approximately $2.5 on the dates of grant. With the assistance of American Appraisal, an independent valuation firm, we estimated the total grant date fair value of the options to be approximately $12.0 million using the Black-Scholes Option Pricing Model. On December 2, 2008, we revised the exercise price of all then outstanding share options from $2.995966 per share to $0.82 per share based on the closing price of our ADSs on NYSE Arca on December 2, 2008. We carefully considered the decision to re-price the share options and determined that taking such action was important to our ability to retain and motivate our officers, employees and lecturers for whom these share options comprise a component of their compensations.

On November 17, 2009, we granted to certain employees options to purchase a total of 1,361,900 ordinary shares under the New Plan at the exercise price of $1.87 per share.

Options issued under our share incentive plans will generally vest over a period of four years, with 25% vesting on the first anniversary of the vesting start date designated in the board resolution granting such options and the remaining 75% vesting in six substantially equal semi-annual installments. The first installment vests on the last day of the sixth month following the month in which the first anniversary of the vesting start date occurs and an additional installment vests on the last day of every six months thereafter.

On December 2, 2008, we granted each of our five non-executive directors, Baohong Yin, Xiaoshu Chen, Annabelle Yu Long, Liankui Hu and Carol Yu options to purchase 80,000 ordinary shares at an exercise price of $0.82 per share under the New Plan. Such options are subject to a special vesting schedule of two years, with the first 50% of the options vested on December 2, 2009 and the remainder vesting on December 2, 2010. We plan to grant options to purchase 80,000 ordinary shares under similar terms and vesting schedule to each of our non-executive directors every two years during their terms.

As of March 15, 2010, there were outstanding options to purchase 12,115,868 ordinary shares, out of which options to purchase approximately 4 million ordinary shares have vested under their current terms. We expect to recognize additional significant share-based compensation expenses for the remaining vesting period of the repriced share options, stemming from the modification together with the measured but unrecognized compensation cost of the original awards, which may materially impact our future results of operations. During the fiscal years of September 30, 2008 and 2009, we recognized share-based compensation expenses of $1.5 million and $3.9 million, respectively.

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

The table below sets forth the option grants and restricted share issuance made to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share		Date of Grant or Issue	Vesting Start Date	Date of Expiration

Ping Wei	options to purchase ordinary shares	1,398,300	$0.82	*	April 18, 2008	May 1, 2008	April 17, 2018

Carol Yu	restricted ordinary shares	57,143 ordinary shares	not applicable		August 4, 2008	fully vested immediately upon issuance	not applicable

	options to purchase ordinary shares	80,000	$0.82		December 2, 2008	December 2, 2008	December 1, 2018

Baohong Yin	options to purchase ordinary shares	80,000	$0.82		December 2, 2008	December 2, 2008	December 1, 2018

Xiaoshu Chen	options to purchase ordinary shares	80,000	$0.82		December 2, 2008	December 2, 2008	December 1, 2018

Annabelle Yu Long	options to purchase ordinary shares	80,000	$0.82		December 2, 2008	December 2, 2008	December 1, 2018

Liankui Hu	options to purchase ordinary shares	80,000	$0.82		December 2, 2008	December 2, 2008	December 1, 2018

*	Those options were originally granted at an exercise price of $2.995966 per share on April 18, 2008 and re-priced to an exercise price of $0.82 per share on December 2, 2008.

**	On November 17, 2009, our board approved an amendment to Carol Yu’s restricted share award agreement. Pursuant to the amended and restated award agreement, Carol Yu will receive, in lieu of two additional installments of restricted shares with a total value of $100,000 each as provided in the original agreement, a cash compensation of $200,000 in two equal installments for her continuous service as the independent director and chairman of the audit committee. The first installment was granted to Carol Yu on November 17, 2009. The second installment will be granted on July 29, 2010, provided that Carol Yu agrees to continue to serve as an independent director and chairman of the audit committee until July 29, 2011.

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

Terms of Directors

We currently have a board of seven directors divided into class A, class B and class C directors. Hongfeng Sun is the class A director. The class B directors are Baohong Yin, Annabelle Yu Long and Xiaoshu Chen. The class C directors are Zhengdong Zhu, Carol Yu and Liankui Hu, At our first annual general meeting after our initial public offering held in April 2009, Mr. Hongfeng Sun, retired as a class A director and was re-elected as the class A director. At the second annual general meeting after our initial public offering to be held in 2010, all class B directors will retire as class B directors and be eligible for re-election. At the third annual general meeting after our initial public offering, all class C directors will retire as class C directors and be eligible for re-election. At each subsequent annual general meeting after the third annual general meeting after our initial public offering, one third of the directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) will retire from office by rotation. A retiring director will be eligible for re-election. The directors to retire by rotation will include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire will be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Our chief executive officer, which currently is Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year. There are no director service contracts with us or any of our subsidiaries and affiliated entities providing for benefits upon termination of employment.

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

Compensation Committee

Our compensation committee consists of Zhengdong Zhu, Carol Yu and Liankui Hu. Zhengdong Zhu is the chairman of our compensation committee. Under Section 303A.00 of the NYSE’s Listed Company Manual, a foreign private issuer is permitted to follow “home country practice” in relation to the composition of its compensation committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s compensation committee be independent directors. Our board of directors has determined that Carol Yu and Liankui Hu satisfy the “independence” requirements of relevant rules of the NYSE and Rule10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our chairman and chief executive officer, Zhengdong Zhu, does not meet the definition of independence under such applicable rules.

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

Nomination Committee

Our nomination committee consists of Zhengdong Zhu, Liankui Hu and Xiaoshu Chen. Zhengdong Zhu is the chairman of the nomination committee. Under the relevant NYSE rules, a foreign private issuer is permitted to follow “home country practice” in relation to the composition of its nomination committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nomination committee be independent directors. Our board of directors has determined that Liankui Hu and Xiaoshu Chen satisfy the “independence” requirements of the relevant rules of the NYSE and Rule10A-3 under the Exchange Act. Our chairman and chief executive officer, Zhengdong Zhu, does not meet the definition of independence under such applicable rules.

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

D. Employees

We had 290, 435 and 801 full-time employees as of September 30, 2007, 2008 and 2009, respectively. In addition to the above full-time employees, we had approximately 121 part-time employees as of September 30, 2009, of whom 91 are tutors.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries and affiliated entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $0.3 million, $0.6 million and $1.4 million for the years ended September 30, 2007, 2008 and 2009, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $1,000, $2,000 and $2,000 for each of the years ended September 30, 2007, 2008 and 2009, respectively.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 15, 2010, the latest practicable date by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number(1)	Percent(2)
Directors and Executive Officers:
Zhengdong Zhu(3)	68,649,306	49.5%
Baohong Yin(4)	68,649,306	49.5%
Hongfeng Sun(5)	5,799,600	4.2%
Xiaoshu Chen(6)	2,939,800	2.2%
Annabelle Yu Long(7)	*	*
Liankui Hu(7)	*	*
Carol Yu(8)	*	*
Ping Wei	*	*
Directors and Executive Officers Combined	69,783,075	50.1%
Principal Shareholders:
Champion International Holdings Limited(9)	57,996,000	41.8%
Champion Shine Trading Limited(10)	10,613,306	7.7%
Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Orchid China Master Fund Limited and YM Investment Limited(11)	16,269,177	11.7%
Artson Limited(12)	7,481,797	5.4%
Bertelsmann Asia Investments AG (13)	16,268,523	11.7%

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after March 15, 2010.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after March 15, 2010. The total number of ordinary shares outstanding as of March 15, 2010 is 138,654,845.

(3)	Includes 10,613,306 ordinary shares held by Champion Shine Trading Limited, 57,996,000 ordinary shares held by Champion International Holdings Limited and 40,000 ordinary shares purchasable at an exercise price of $0.82 per share under the options granted by our board of directors to Baohong Yin on December 2, 2008 and vested on December 2, 2009. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Champion International Holdings Limited, or Champion Holdings, is a Hong Kong limited liability company. Zhengdong Zhu holds 60% of the equity interest in Champion Holdings. Baohong Yin holds 20% of the equity interest in Champion Holdings. Zhengdong Zhu and Baohong Yin are husband and wife. As Zhengdong Zhu and Baohong Yin have a controlling interest in Champion Holdings, they may be deemed to share beneficial ownership of all the shares held by Champion Holdings. In addition, Zhengdong Zhu may have an obligation to acquire, from Easerich Group Limited, a British Virgin Islands company owned and controlled by Ping Wei, our chief financial officer, 314,619 ordinary shares pursuant to the put option arrangement as stipulated in a share purchase agreement entered into in April 2008 by and among Zhengdong Zhu, Champion Shine Trading Limited, Easerich Group Limited and our other shareholders. Technically, Zhengdong Zhu may not be deemed to have voting and dispositive power over such 314,619 ordinary shares because those shares are currently held by Easerich Group Limited. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.
(4)	Includes 57,996,000 ordinary shares held by Champion Holdings, 10,613,306 ordinary shares held by Champion Shine Trading Limited and 40,000 ordinary shares purchasable at an exercise price of $0.82 per share under the options granted by our board of directors on December 2, 2008 and vested on December 2, 2009. Baohong Yin holds 20% of the equity interest in Champion Holdings. Zhengdong Zhu holds 60% of the equity interest in Champion Holdings and he is the sole shareholder of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. As Zhengdong Zhu and Baohong Yin have a controlling interest in Champion Holdings, they may be deemed to share beneficial ownership of all the shares held by Champion Holdings. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.
(5)	Includes 5,799,600 ordinary shares held by Champion Holdings. Hongfeng Sun holds 10% of the shares in Champion Holdings and therefore is deemed to receive the economic benefit of ownership of 10% of the ordinary shares held by Champion Holdings. The business address of Hongfeng Sun is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.
(6)	Includes 2,899,800 ordinary shares held by Champion Holdings and 40,000 ordinary shares purchasable at an exercise price of $0.82 per share under the options granted by our board of directors on December 2, 2008 and vested on December 2, 2009. Xiaoshu Chen holds 5% of the equity interest in Champion Holdings and therefore is deemed to receive the economic benefit of ownership of 5% of the ordinary shares held by Champion Holdings. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.
(7)	Includes 40,000 ordinary shares purchasable at an exercise price of $0.82 per share under the options granted by our board of directors on December 2, 2008 and vested on December 2, 2009.
(8)	Includes a certain number of ordinary shares which were part of the 57,143 ordinary shares granted by our board of directors upon the completion of our initial public offering and 40,000 ordinary shares purchasable at an exercise price of $0.82 per share under the options granted by our board of directors on December 2, 2008 and vested on December 2, 2009. Prior to our initial public offering, our board of directors has approved the issuance of a certain number of restricted ordinary shares to Ms. Yu in three installments. On August 4, 2008, 57,143 restricted ordinary shares were issued to her as the initial installment, of which a portion was subsequently converted to ADSs and disposed of. On November 17, 2009, our board approved an amendment to Ms. Yu’s restricted share award agreement. Accordingly, Ms. Yu is entitled to receive, in lieu of two additional installments of restricted shares with a total value of $100,000 each as provided in the original agreement, a cash compensation of $200,000 in two equal installments for her continuous service as the independent director and chairman of the audit committee.
(9)	Includes 57,996,000 ordinary shares held by Champion Holdings. Champion Holdings is a Hong Kong limited liability company owned by our former director Yanping Chang and our directors and executive officers Zhengdong Zhu, Baohong Yin, Hongfeng Sun and Xiaoshu Chen.
(10)	Includes 10,613,306 ordinary shares held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Champion Shine Trading Limited may have an obligation to acquire, from Easerich Group Limited, a British Virgin Islands company owned and controlled by Ping Wei, our chief financial officer, 314,619 ordinary shares pursuant to the put option arrangement as stipulated in a share purchase agreement entered into in April 2008 by and among Zhengdong Zhu, Champion Shine Trading Limited, Easerich Group Limited and our other shareholders. Technically, Champion Shine Trading Limited may not be deemed to have voting and dispositive power over such 314,619 ordinary shares because those shares are currently held by Easerich Group Limited. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(11)	Includes 13,494,910 ordinary shares held by Orchid Asia III, L.P., 417,439 ordinary shares held by Orchid Asia Co-Investment Limited, 589,456 ordinary shares as represented by 147,364 ADSs held by Orchid China Master Fund Limited, and 1,767,372 ordinary shares as represented by 441,843 ADSs held by YM Investment Limited. Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Orchid China Master Fund Limited are part of Orchid Asia Group, Limited, an investment complex that focuses on companies in Asia and China in particular. OAIII Holdings, L.P. is the general partner of Orchid Asia III, L.P. Orchid Asia Group Management Ltd. is the general partner of OAIII Holdings, L.P. which is in turn a wholly-owned subsidiary of Orchid Asia Group, Limited. YM Investment Limited is the controlling shareholder of Orchid Asia Group, Limited, and is wholly-owned by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming, Veronica as the settlor, Managecorp Limited as trustee and Ms. Lam Lai Ming and her family members the beneficiaries. YM Investment Limited is also the controlling shareholder of Orchid Asia Co-Investment Limited. Orchid China Management (Cayman) Limited serves as the investment manager to Orchid China Master Fund Limited, which is in turn majority owned by YM Investment Limited. The address of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Orchid China Master Fund Limited and YM Investment Limited is c/o Orchid Asia Hong Kong Management Co. Ltd., Suite 6110, 61/F, The Center, 99 Queen’s Road, Central, Hong Kong.
(12)	Includes 7,481,797 ordinary shares held by Artson Limited, a British Virgin Islands company with a correspondence address at 22nd Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong. Artson Limited is wholly-owned by Morningside Technology Investments Limited, a British Virgin Islands company, which is in turn ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.
(13)	Includes 14,518,523 ordinary shares and 1,750,000 ordinary shares as represented by 437,500 ADSs held by Bertelsmann Asia Investments AG, which is a wholly-owned subsidiary of Bertelsmann AG and an investment fund used to finance Bertelsmann’s strategic investments. Bertelsmann Stiftung owns 76.9% of the shares of Bertelsmann AG through intermediate shareholding companies without any voting rights in these intermediate shareholding companies and the Mohn family owns the remaining 23.1% of the shares of Bertelsmann AG through intermediate shareholding companies without any voting rights in these intermediate shareholding companies. The Bertelsmann Verwaltungsgesellschaft, which is controlled by the Mohn family, controls 100% of the voting rights in Bertelsmann AG through intermediate shareholding companies.

As of September 30, 2009, of the 138,765,685 issued and outstanding ordinary shares, approximately 26.9% of those ordinary shares are held in the U.S., all under one registered holder of record.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

In April 2008, we adopted our Share Incentive Plan pursuant to which we have reserved 11,652,556 ordinary shares to be issued upon the exercise of share options that we may grant to certain employees and others. We adopted on July 2, 2008, and amended and restated on February 16, 2009, our 2008 Performance Incentive Plan pursuant to which the maximum number of ordinary shares that may be issued is 8,511,007 ordinary shares as of September 30, 2009, plus an automatic annual increase on October 1 of each calendar year, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 1,387,657 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors. For more information on options granted to our existing shareholders, see “Item 6.B. Director, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plans.”

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

In 2008, Orchid China Master Fund Limited and YM Investment Limited, each an affiliate of our shareholders Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited, acquired an aggregate of 1,885,540 ordinary shares as represented by 471,385 ADSs from the open market. In 2009, YM Investment Limited acquired an aggregate of 218,008 ordinary shares as represented by 54,502 ADSs from the open market.

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

In January 2010, we filed an arbitration application, as amended in February and March 2010, with the China International Economic and Trade Arbitration Commission, or CIETAC, against Mr. Liang Ma, Beijing Yinglun Yucai Education Consulting Co., Ltd. or Yinglun Yucai, and Global Education Consortium Group Co., Limited, or the respondents, in accordance with the dispute resolution clause in the investment agreement entered into between us and the respondents in connection with our acquisition of Yinglun Yucai’s business start-up training business in March 2009. In the application, we request, among other things, that the respondents should: (i) cease their engagement in competing businesses prohibited under the investment agreement and perform their obligation under such agreement, (ii) pay us damages in the amount of RMB2 million ($0.3 million), (iii) return to us a portion of the acquisition consideration in the amount of RMB16.5 million($2.4 million) for failure to achieve the stipulated profit target for the fiscal year 2009, pursuant to the contingent payment obligation provision in the investment agreement, and (iv) compensate Zhengbao Yucai in the amount of RMB 2.8 million ($0.4 million) for the operating loss incurred in the fiscal year 2009. The application has been accepted by CIETA but the proceeding has not commenced.

Dividend Policy

We currently intend to retain most of our available funds and any future earnings to finance our business and to fund the growth and expansion of our business in the PRC, and, therefore, do not expect to pay any cash dividends on our ordinary shares, including those represented by ADSs, in the foreseeable future.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, under the New EIT Law, effective as of January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax, subject to reduction by an applicable tax treaty with the PRC if they are derived from profits generated after January 1, 2008. For a detailed discussion, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry — We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses,” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Taxation — Enterprise Income Tax.” Any future determination to pay dividends, if any, will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

	High	Low
Annual Highs and Lows
Fiscal Year 2008 (from July 30, 2008)	$7.00	$3.00
Fiscal Year 2009	$8.90	$2.08

Quarterly Highs and Lows
Fourth Fiscal Quarter of 2008 (from July 30, 2008)	$7.00	$3.00
First Fiscal Quarter of 2009	$4.95	$2.08
Second Fiscal Quarter of 2009	$6.51	$3.81
Third Fiscal Quarter of 2009	$8.90	$4.28
Fourth Fiscal Quarter of 2009	$8.80	$6.16

Monthly Highs and Lows
2009
September	$8.08	$6.82
October	$7.57	$6.40
November	$7.96	$6.72
December	$7.15	$5.18
2010
January	$7.00	$6.01
February	$6.85	$5.85
March (through March 30, 2010)	$6.80	$5.17

On March 30, 2010, the closing sale price of our ADSs as reported on the NYSE was $6.24 per ADS.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. above.

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

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains for non-Chinese enterprise or group enterprise controlled entities. See “Item 3.D. Key Information — Risk Factors — Under China’s New EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code and are:

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

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on ADSs and ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to a reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq Global Market, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs and ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs and ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends may constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own tax advisors as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

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

Passive foreign investment company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended September 30, 2009, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in 2010 or for any future taxable year.

In general, we will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash and cash invested in short-term, interest-bearing, debt instruments or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to have disposed of, your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

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

If we were a PFIC in any year, as a U.S. Holder, you would be required to file an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs or ordinary shares are “marketable.” Our ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs or ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs or ordinary shares. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and therefore you will not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

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

To the extent that we need to convert the proceeds we received from our initial public offering from U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $50.2 million as of September 30, 2009 into Renminbi at the exchange rate of $1.00 for RMB6.8262 as of September 30, 2009, this cash balance would have been RMB342.7 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB339.3 million as of September 30, 2009.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of September 30, 2009, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of September 30, 2009.

Our management excluded Zhengbao Yucai and Champion Xinlixiang, the businesses of which we acquired and started to operate in March 2009 and September 2009, respectively, from its assessment of internal control over financial reporting as of September 30, 2009 due to a lack of adequate time for the assessment.

The total assets of Zhengbao Yucai as of September 30, 2009 were $6.2 million, representing approximately 6.7% of the total assets in our consolidated balance sheet as of September 30, 2009. The total revenues of Zhengbao Yucai were $1.5 million, representing approximately 4.8% of total net revenues in our consolidated statement of operations for the year ended September 30, 2009.

The total assets of Champion Xinlixiang as of September 30, 2009 were $5.6 million, representing approximately 6.1% of the total assets in our consolidated balance sheet as of September 30, 2009. There was no revenue from Champion Xinlixiang for the year ended September 30, 2009.

Our independent registered public accounting firm has audited our internal control over financial reporting as of September 30, 2009 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Distance Education Holdings Limited.

We have audited the internal control over financial reporting of China Distance Education Holdings Limited (the “Company”), its subsidiaries and its variable interest entity (collectively, the “Group”) as of September 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”), whose business was acquired on March 10, 2009 and financial statements constitute 6.7% and 4.8% of total assets and net revenues of the consolidated financial statement amounts as of and for the year ended September 30, 2009, and Zhejiang Champion Xinlixiang Education Management Co., Ltd. (“Champion Xinlixiang”), whose business was acquired on September 30, 2009 and financial statements constitute 6.1% of total assets of the consolidated financial statement amount as of September 30, 2009. Accordingly, our audit did not include the internal control over financial reporting at Zhengbao Yucai and Champion Xinlixiang. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2009 of the Group and our report dated March 30, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

March 30, 2010

Changes in Internal Control over Financial Reporting

We previously disclosed in our Form 20-F for the year ended September 30, 2008 that we had identified material weaknesses and significant deficiencies in internal control over financial reporting. The following summarizes the material weakness and significant deficiencies reported as of September 30, 2008:

•

Insufficient integration of our personnel with U.S. GAAP expertise into the financial reporting process, resulting in inadequate processes and documentation to address accounting and reporting requirements under U.S. GAAP.

•	Our lack of formal contracts with relevant local government authorities in various parts of China regarding the provision of accounting continuing education in those areas.

•	Our lack of a comprehensive computerized system to timely track operating data and integrate such data with our accounting system.

•	Our failure to maintain an appropriate level of security within our information technology systems and applications for Caikaowang.

In response to the above outlined material weakness and significant deficiencies identified in our 2008 annual report on Form 20-F, in cooperation with our Board and under the supervision of our Audit Committee, we have actively engaged during fiscal 2009 in a number of actions to remediate the material weakness and significant deficiencies described above, including:

•	Engaging external consultants to help identify deficiencies in the design or operation of our internal controls, and to help us design and document appropriate processes and internal controls.

•	Establishing a comprehensive accounting manual in accordance with U.S. GAAP as well as PRC GAAP to provide guidance on the day-to-day operations of accounting personnel.

•	Standardizing the month-end closing checklist and the reporting package across all subsidiaries in terms of the specific content requirements.

•	Signing formal contracts with relevant local government authorities in various parts of China regarding the provision of accounting continuing education in those areas.

•	Updating and improving our information system so that it can timely track operating data and generate reports to be used for financial accounting.

•	Implementing comprehensive information technology policies and procedures at Caikaowang to maintain an appropriate level of security within its information systems.

As of September 30, 2009, management determined that the applicable controls were effectively designed and operating so as to enable management to conclude that the aforementioned material weaknesses and significant deficiencies have been remediated.

Except for the remedial measures described above, there have been no significant changes in our internal control over financial reporting during the year ended September 30, 2009 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, or E&Y, and Deloitte Touche Tohmatsu CPA Ltd., or Deloitte, our principal external auditors, in the fiscal year ended September 30, 2008 and the fiscal year ended September 30, 2009, respectively.

	Fiscal Year ended September 30,
	2008		2009
	RMB	US$	RMB	US$
Audit fees (1)	3,789,474	558,105	2,909,200	427,824
Audit-related fees (2)	325,824	47,987	1,844,000	271,176
Tax fees (3)	—	—	320,000	46,850

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.
(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings.
(3)	“Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.

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

The table below details our purchases of our own equity securities pursuant to our share repurchase program adopted and publicly announced on November 20, 2008 and extended on November 17, 2009. Our share repurchase program authorizes the repurchase of up to an aggregate of $10 million of our ADSs. The repurchase program will continue until November 20, 2010. As of December 31, 2009, we have repurchased a total of 802,700 ADSs, representing 3,210,800 ordinary shares, in open-market transactions for total cash consideration of $4.0 million. See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a further discussion of the repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet be Purchased Under the Program
11/01/2008 – 11/30/2008	19,200	$2.9991	19,200	$9.9 million
12/01/2008 – 12/31/2008	128,200	$3.7130	128,200	$9.5 million
01/01/2009 – 01/31/2009	90,700	$4.1944	90,700	$9.1 million
02/01/2009 – 02/28/2009	90,600	$4.7235	90,600	$8.7 million
03/01/2009 – 03/31/2009	24,600	$5.3724	24,600	$8.5 million
04/01/2009 – 04/30/2009	99,700	$5.8734	99,700	$7.9 million
05/01/2009 – 05/31/2009	245,000	$5.2689	245,000	$6.6 million
06/01/2009 – 06/30/2009	80,700	$6.0968	80,700	$6.2 million
07/01/2009 – 07/31/2009	12,200	$6.4148	12,200	$6.1 million
08/01/2009 – 08/31/2009	—	$—	—	$6.1 million
09/01/2009 – 09/30/2009	—	$—	—	$6.1 million

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Dismissal of Principal Accountant

Effective on April 16, 2009, we dismissed E&Y as our principal accountant. The decision to dismiss E&Y was approved by our Board of Directors on March 16, 2009 and became effective on April 16, 2009 when our shareholders approved the dismissal at our annual general meeting. E&Y’s reports on our consolidated financial statements as of and for the fiscal years ended September 30, 2007 and September 30, 2008 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended September 30, 2008 and through April 16, 2009, we did not have any disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused them to make reference thereto in their report on the consolidated financial statements for such years.

During the two fiscal years ended September 30, 2008 and through April 16, 2009, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that E&Y had identified two material weaknesses and two significant deficiencies in connection with the audit of the Company’s financial statements for the fiscal year ended September 30, 2007 and one material weakness and three significant deficiencies in connection with the audit of our financial statements for the fiscal year ended September 30, 2008. These material weaknesses and significant deficiencies are described in more detail in our Form F-1 dated July 29, 2008 and in our Annual Report on Form 20-F for the fiscal year ended September 30, 2008. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F. We concluded that two material weaknesses in internal control over our financial reporting existed as of September 30, 2007 due to (i) our insufficient personnel with U.S. GAAP expertise resulting in inadequate processes and documentation to address accounting and reporting requirements under U.S. GAAP and (ii) our inadequate independent oversight over financial reporting due to the lack of an independent audit committee. We also concluded that a material weakness in internal control over our financial reporting existed as of September 30, 2008 due to insufficient integration of our personnel with U.S. GAAP expertise into the financial reporting process, resulting in inadequate processes and documentation to address accounting and reporting requirements under U.S. GAAP.

We provided a copy of this disclosure to E&Y and requested that E&Y furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from E&Y addressed to the SEC, dated March 30, 2010, is filed as Exhibit 15.3.

(b) Engagement of New Principal Accountant

On April16, 2009, our shareholders approved the appointment of Deloitte as our independent registered public accounting firm. During the fiscal year ended September 30, 2008 and through April 16, 2009, neither we nor anyone on our behalf consulted Deloitte regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has Deloitte provided to us a written report or oral advice that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with E&Y, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer with ADSs listed on the NYSE we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE Listed Company Manual, in general NYSE-listed non-U.S. companies may follow their home-country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements because the laws of Cayman Islands do not require such compliance:

•

We are not required to obtain shareholder approval for the adoption of, or material revisions to, our equity-compensation plans where our directors consider it in the best interests of the company to do so and when the issue price of shares issued pursuant to such plans is otherwise fair.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

•	Our nomination committee of our board of directors is not comprised entirely of independent directors.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Listed Company Manual.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	—Form of Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant*

2.1	—Form of Ordinary Share Certificate.*

2.2	—Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary.(1)

2.3	—Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2). (1)

4.1	—Technical Support and Consultancy Services Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 1, 2004.*

4.2	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd and Zhengdong Zhu, dated May 1, 2004.*

4.3	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated May 1, 2004.*

4.4	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Zhengdong Zhu, dated May 9, 2004.*

4.5	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Baohong Yin, dated May 9, 2004.*

4.6	—Courseware License Agreement between Beijing Champion Hi-Tech Co., Ltd. and Beijing Champion Distance Education Technology Co., Ltd., dated August 1, 2004.*

4.7	—Software License Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.8	—Courseware Production Entrustment Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.9	—Letter of Undertaking from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., dated February 13, 2008.*

4.10	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated February 13, 2008.*

4.11	—Declaration Letter by Zhengdong Zhu, dated March 24, 1008.*

4.12	—Declaration Letter by Baohong Yin, dated March 24, 2008.*

4.13	—Power of Attorney by Zhengdong Zhu, dated March 25. 2008.*

4.14	—Power of Attorney by Baohong Yin, dated March 25, 2008.*

4.15	—Notice from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., Zhengdong Zhu and Baohong Yin, dated March 25, 2008.*

4.16	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to the Registrant, dated March 25, 2008.*

4.17	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated March 25, 2008.*

4.18	—Shareholders Agreement among the Registrant, China Distance Education Limited, Beijing Champion Distance Education Technology Co., Ltd., Beijing Champion Education Technology Co., Ltd., Beijing Champion Hi-Tech Co., Ltd., Champion Shine Trading Limited, Empire China Limited, Zhengdong Zhu, Hongfeng Sun, Baohong Yin, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, and Artson Limited, dated March 7, 2008, as amended on July 25, 2008.*

4.19	—Form confidentiality and non-competition agreement.*

4.20	—Incentive share plan.*

4.21	—2008 Performance Incentive Plan.*

4.22	—Amended and Restated 2008 Performance Incentive Plan. **

4.23	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Zhengdong Zhu, dated December 31, 2008. **

4.24	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated December 31, 2008. **

8.1	—Subsidiaries of Registrant.*

11.1	—Code of Business Conduct and Ethics of the Registrant.*

12.1	—CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	—Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2	—Consent of Ernst & Young Hua Ming.

15.3	—Letter of Ernst & Young Hua Ming to SEC regarding the disclosure in Item 16F.

15.4	—Consent of Jingtian & Gongcheng.

15.5	—Consent of American Appraisal.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-152167), as amended.
**	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2008.
(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-152345) filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Distance Education Holdings Limited

/S/ PING WEI
Name:	Ping Wei
Title:	Chief Financial Officer

Date: March 31, 2010

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA DISTANCE EDUCATION HOLDINGS LIMITED.

We have audited the accompanying consolidated balance sheet of China Distance Education Holdings Limited, its subsidiaries and its variable interest entity (collectively, the “Group”) as of September 30, 2009, and the related consolidated statements of operation, stockholders’ equity and comprehensive income, and cash flow for the year ended September 30, 2009. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2009, and the results of its operation and its cash flow for the year ended September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of September 30, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

March 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Distance Education Holdings Limited

We have audited the accompanying consolidated balance sheet of China Distance Education Holdings Limited (the “Company”) and its subsidiaries (together, the “Group”) as of September 30, 2008, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the two years in the period ended September 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at September 30, 2008 and the consolidated results of their operations and their cash flows for each of the two years in the period ended September 30, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming
Shenzhen, the People’s Republic of China
December 10, 2008

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of September 30,
	2008	2009
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	66,223	21,437
Term deposits	—	27,750
Restricted cash	—	8,250
Accounts receivable	715	7,004
Inventories	177	297
Prepayment and other current assets	1,469	1,579
Deferred tax assets, current portion	2,297	976
Deferred cost	448	1,289

Total current assets	71,329	68,582

Non-current assets
Property, plant and equipment, net	7,089	7,899
Goodwill	5,278	9,030
Other intangible assets, net	1,390	3,966
Purchased call option	—	1,892
Deposit for purchase of non-current assets	151	356
Deferred tax assets, non-current portion	89	—
Other non-current assets	—	808

Total non-current assets	13,997	23,951

Total assets	85,326	92,533

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	As of September 30,
	2008	2009
	US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accrued expenses and other liabilities	2,983	4,618
Income tax payable	1,014	982
Deferred revenue, current portion	3,728	7,643
Refundable fees	4,688	1,781

Total current liabilities	12,413	15,024

Non-current liabilities
Deferred revenue, non-current portion	163	—
Deferred tax liabilities non-current portion	—	637

Total non-current liabilities	163	637

Total liabilities	12,576	15,661

Minority interest	—	2,963

Commitments and contingencies (Note 18)

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2008 and 2009, respectively; Authorized - 480,000,000 shares at September 30, 2008 and 2009; Issued and outstanding - 141,897,737 and 138,765,685 shares at September 30, 2008 and 2009, respectively)	14	14
Additional paid-in capital	76,811	76,797
Accumulated other comprehensive income	1,717	1,702
Cumulative deficits	(5,792)	(4,604)

Total shareholders’ equity	72,750	73,909

Total liabilities, minority interest and shareholders’ equity	85,326	92,533

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended September 30,
	2007	2008	2009
	US$	US$	US$
Sales, net of business tax, value-added tax and related surcharges
Online education services	10,637	13,900	22,279
Books and reference materials	484	1,616	2,709
Others	725	2,058	5,133

Total net revenues	11,846	17,574	30,121

Cost of sales
Cost of services	(3,553)	(5,981)	(12,834)
Cost of tangible goods sold	(354)	(818)	(1,577)

Total cost of sales	(3,907)	(6,799)	(14,411)

Gross profit	7,939	10,775	15,710
Operating expenses
Selling expenses	(1,285)	(2,448)	(6,722)
General and administrative expenses (including related party amounts of US$205, US$nil and US$nil for the years ended September 30, 2007, 2008 and 2009, respectively)	(1,638)	(3,906)	(7,432)

Total operating expenses	(2,923)	(6,354)	(14,154)
Other operating income	131	209	292
Other expense	—	(144)	—

Operating income	5,147	4,486	1,848
Interest expense	(58)	(33)	—
Interest income	53	209	742
Exchange loss	—	(75)	(6)
Equity in loss of an affiliated company	—	(64)	—

Income before income taxes	5,142	4,523	2,584
Income tax (expense) benefit	307	(526)	(1,478)
Minority interest, net of taxes	—	—	82

Net income	5,449	3,997	1,188

Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(903)	(9,332)	—

Net income (loss) attributable to ordinary shareholders	4,546	(5,335)	1,188

Net income (loss) per share
Basic	0.04	(0.05)	0.01

Diluted	0.04	(0.05)	0.01

Weighted average number of ordinary shares outstanding
Basic	95,415,512	100,373,673	140,260,811

Diluted	95,415,512	100,373,673	140,475,941

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Cumulative deficits	Total shareholders’ equity	Comprehensive income
		US$	US$	US$	US$	US$	US$
Balance as of October 1, 2006	100,000,000	10	277	35	399	721	—

Net income for the year	—	—	—	—	5,449	5,449	5,449
Foreign currency translation adjustments	—	—	—	398	—	398	398
Push down adjustments	—	—	4,458	—	—	4,458	—
Repurchase of ordinary shares	(8,123,000)	(1)	—	—	(4,999)	(5,000)	—
Compensation charge	—	—	—	—	25	25	—
Recognition of beneficial conversion feature upon issuance of Series A convertible contingently redeemable preferred shares (Note 12)	—	—	7,871	—	—	7,871	—
Deemed dividends arising from purchase of properties from a controlling shareholder (Note 16 (b))	—	—	—	—	(235)	(235)	—
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares (Note 12)	—	—	—	—	(903)	(903)	—

Balance as of September 30, 2007	91,877,000	9	12,606	433	(264)	12,784	5,847

Net income for the year	—	—	—	—	3,997	3,997	3,997
Foreign currency translation adjustments	—	—	—	1,284	—	1,284	1,284
Initial public offering of ordinary shares	35,000,000	4	52,492	—	—	52,496	—
Conversion of Series A convertible contingently redeemable preferred shares into ordinary shares	14,963,594	1	10,234	—	—	10,235	—
Issuance of restricted ordinary shares (Note 21)	57,143	—	100	—	—	100	—
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares (Note 12)	—	—	—	—	(9,332)	(9,332)	—
Stock-based compensation expense-stock options (Note 21)	—	—	1,379	—	—	1,379	—
Deemed dividends arising from purchase of properties from a controlling shareholder (Note 16 (b))	—	—	—	—	(193)	(193)	—

Balance as of September 30, 2008	141,897,737	14	76,811	1,717	(5,792)	72,750	5,281

Net income for the year	—	—	—	—	1,188	1,188	1,188
Foreign currency translation adjustments	—	—	—	(15)	—	(15)	(15)
Repurchase of ordinary shares	(3,163,600)	—	(3,960)	—	—	(3,960)	—
Options exercised	31,548	—	26	—	—	26	—
Stock-based compensation expense-stock options (Note 21)	—	—	3,920	—	—	3,920	—

Balance as of September 30, 2009	138,765,685	14	76,797	1,702	(4,604)	73,909	1,173

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended September 30,
	2007	2008	2009
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	5,449	3,997	1,188
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in loss of an affiliated company	—	64	—
Stock-based compensation	—	1,479	3,920
Minority interest	—	—	(82)
Depreciation of property, plant and equipment	286	555	930
Amortization of other intangible assets	240	235	579
Write-downs of inventories to net realizable value	43	—	3
Deferred tax expense	(963)	(622)	1,330
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(138)	(561)	(4,323)
(Increase) decrease in prepayments, deposits and other assets	(53)	(1,212)	(112)
Increase in inventories	(151)	(50)	(123)
Decrease in amounts due from related parties	4	—	—
Increase in deferred cost	(210)	(193)	(841)
Decrease (increase) in other non-current assets	(51)	79	(808)
Increase in accrued expenses and other liabilities	121	924	805
Increase in deferred revenue	728	860	2,137
Increase (decrease) in refundable fees	1,805	2,548	(2,907)
Increase (decrease) in income tax payable	(111)	961	(89)
Decrease in amounts due to related parties	(38)	—	—

Net cash generated from operating activities	6,961	9,064	1,607

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in advance to a magazine	220	—	—
Acquisition of business (net of cash acquired of US$48 and US$2,854 respectively for the year ended September 30, 2008 and 2009)	—	(688)	(3,211)
Change in restricted cash	—	—	(8,250)
Term deposits	—	—	(27,753)
Acquisition of property, plant and equipment	(3,233)	(1,779)	(1,451)
Acquisition of other intangible assets	(118)	(450)	(513)
Payment of deposit for the acquisition of non-current assets (including related party amounts of US$666, US$nil and US$nil for the years ended September 30, 2007, 2008 and 2009, respectively)	(782)	(176)	(356)

Net cash used in investing activities	(3,913)	(3,093)	(41,534)

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended September 30,
	2007	2008	2009
	US$	US$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series A convertible contingently redeemable preferred shares (net of issuance costs of US$129)	7,871	—	—
Proceeds from initial public offering (net of underwriter discount of
US$4,288 and paid issuance costs of US$3,559)	—	53,403	—
Proceeds from short-term bank borrowing	384	—	—
Repurchase of ordinary shares	(4,975)	—	(3,960)
Repayment of long-term bank borrowings	(48)	(454)	—
Repayment of short-term bank borrowings	—	(411)	—
Proceeds from share options exercised by employees	—	—	26
Payment of deferred initial public offering costs	—	—	(907)

Net cash generated from (used in) financing activities	3,232	52,538	(4,841)

Exchange rate effect on cash and cash equivalents	136	608	(18)

Net increase (decrease) in cash and cash equivalents	6,416	59,117	(44,786)
Cash and cash equivalents at beginning of the year	690	7,106	66,223

Cash and cash equivalents at end of the year	7,106	66,223	21,437

Supplemental schedule of cash flows information
Income tax paid	(563)	(163)	(334)
Interest paid	(58)	(33)	—
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment included in accrued expenses and other liabilities	—	—	—
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	466	752	151
Acquisition of an investment through utilization of deposits	—	133	—
Initial public offering costs included in accrued expenses and other liabilities	—	907	—
Conversion of Series A convertible contingently redeemable preferred shares into ordinary shares		10,235	—
Acquisition consideration payable (Champion Xinlixiang)	—	—	1,628

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

China Distance Education Holdings Limited (the “Company”) was incorporated under the law of the Cayman Islands on January 11, 2008. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and its variable interest entities, including China Distance Education Limited (“CDEL Hong Kong”), Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”), Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”), Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”), Beijing Caikaowang Company Limited (“Caikaowang”), Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”), Beijing Zhengbao Yucai Education Technology Co., Ltd (“Zhengbao Yucai”), Beijing Haidian District Champion Training School (“Champion Training School”) and Zhejiang Champion Xinlixiang Education Management Co., Ltd (“Champion Xinlixiang”). The Company, its subsidiaries and its variable interest entity are collectively referred to as the “Group”, hereinafter.

The Group is principally engaged in provision of online and classroom education services, and selling related products in the People’s Republic of China (“PRC”). The Group develops and operates its business through its subsidiaries and its variable interest entities. Details of the Company’s subsidiaries and variable interest entities as of September 30, 2009 are as follows:

Company	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities

Subsidiaries:
CDEL Hong Kong	March 13, 2003	Hong Kong	100%	Investment holding
Champion Technology	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production
Champion Education Technology	April 23, 2007	PRC	100%	Software licensing and course production

Variable interest entity:
Beijing Champion	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials

Subsidiaries of variable interest entity:
Caikaowang	November 28, 2007	PRC	Nil	Provision of online education services
Champion Wangge	June 24, 2008	PRC	Nil	Provision of online education services
Zhengbao Yucai	February 19, 2009	PRC	Nil	Provision of online and classroom education services
Champion Training School	February 19, 2009	PRC	Nil	Provision of online and classroom education services
Champion Xinlixiang	July 8, 2009	PRC	Nil	Provision of online and classroom education services

In order to comply with PRC law and regulations which prohibit foreign control of companies in certain industries, the Company operates its websites and provides online and classroom education services in the PRC through Beijing Champion, which is effectively controlled by the Company through a series of contractual arrangements without transferring legal ownership in Beijing Champion (see Note 2). As a result of these contractual arrangements, the Company maintains the ability to approve decisions made by Beijing Champion and is entitled to substantially all of the economic benefits of Beijing Champion. Therefore, the Company consolidates Beijing Champion together with Beijing Champion’s five subsidiaries, namely Caikaowang, Champion Wangge, Zhengbao Yucai, Champion Training School and Champion Xinlixiang.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group financial statements include, but are not limited to, revenue recognition, useful lives of property, plant and equipment and other intangible assets, provision for obsolete inventories, deferred tax assets valuation allowance, uncertain tax positions, impairment of goodwill and long-term assets and share-based compensation expenses. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its variable interest entities. All transactions and balances among the Company, its subsidiaries and its variable interest entities have been eliminated upon consolidation.

PRC laws and regulations restrict foreign ownership of companies that provide telecommunications value-added services (which includes the provision of internet content or information services). To comply with these foreign ownership restrictions, the Company operates its online education services in the PRC through Beijing Champion, which is an entity legally owned by Mr. Zhengdong Zhu, the CEO, and his wife, Ms. Baohong Yin, and holds the license and approvals to provide telecommunications value-added services in the PRC. In May 2004, a series of agreements were entered into amongst CDEL Hong Kong, Champion Technology, Beijing Champion and Beijing Champion’s direct equity holders.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Principles of consolidation - continued

In addition to the exclusive technical support and consultancy services agreement, pursuant to which Champion Technology provides exclusive technical and consulting services to Beijing Champion, Champion Technology has entered into agreements with Beijing Champion and its equity holders with respect to certain shareholder rights and corporate governance matters. Pursuant to these contractual arrangements:

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

As a result of these contractual arrangements, the Company is the primary beneficiary of the variable interest entity and accordingly has consolidated the financial results of the variable interest entity and its subsidiaries in its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Principles of consolidation - continued

The following financial statement amounts and balances of the Company’s variable interest entities, Beijing Champion and its subsidiaries, are included in the accompanying consolidated financial statements:

	As of September 30,
	2008	2009
	US$	US$
Total assets	21,972	36,358

Total liabilities	16,890	24,533

	For the years ended September 30,
	2007	2008	2009
	US$	US$	US$
Revenues	10,680	16,831	29,722

Net income	7,592	8,847	10,824

Foreign currency translation and transactions

The Company and CDEL Hong Kong’s functional currencies are United States dollars (“US$”). The Company’s PRC subsidiaries and variable interest entities determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the US$ as its reporting currency and uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries and its variable interest entities, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have an original maturity of three months or less when purchased.

Term deposits

Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Restricted cash

Restricted cash represents US$ deposited in bank accounts for obtaining a revolving line of credit in RMB equivalent to US$7,500. The credit line was obtained in June 2009 and was not drawn as of September 30, 2009. Loans obtained under the credit line will be no longer than 6 months and bear the prevailing interest rate at 10% discount.

Inventories

Inventories, consisting of papers and professional examination reference books, are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Buildings	35 years	5-10%
Electronic and office equipment	5 years	5-10%
Motor vehicles	5 years	5-10%
Leasehold improvement	shorter of lease term	—
and building improvement	or 5 years

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

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has two reporting units, the “Online education service” and “Classroom education service”. We perform our annual goodwill impairment test on September 30 of each fiscal year for both reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The company recognized no impairment loss on goodwill for any of the periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Other intangible assets, net

Other intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Computer software	3~5 years
Domain names and trademarks	10~11 years
Courseware	1~5 years
Website	5 years
Business contacts	3~5 years
Copyrights	5 years
Platform	3.5 years
Non-compete agreement	15 years

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

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, term deposits, restricted cash, accounts receivable, other current assets, and other liabilities approximate their fair value due to the short-term maturity of these instruments.

Revenue recognition

Revenues are recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online education services

The online education services provided by the Group to its customers include audio-video course content, mock examinations and online chat rooms. The overall package of services provided to the customers is a multiple-element arrangement. Due to lack of objective and reliable evidence of fair value for each deliverable included in the arrangement, a combined unit of accounting is used.

The Group earns revenues by providing online education services to customers pursuant to two types of revenue models—non-refundable course model and refundable course model. For online courses using the non-refundable course model, revenues are recognized on a straight line basis over the subscription period from the month in which the customers enroll in the courses to the month in which subscribed courses terminate. For online courses using the refundable course model, if the customers complete the courses and fail the professional exams and their scores are within a range provided for in the agreement, they are entitled to either a full refund or the right to retake the course. The customers must notify the Group within a 15-day period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. The proceeds from the refundable course model are initially recorded as “refundable fees”. Revenues are recognized upon the expiration of the customers’ right to either receive a refund or retake the course.

Customers enroll for online courses mainly through the use of prepaid study cards which are purchased from distributors. The Group sells to its distributors prepaid study cards at a discount to the face value of the cards. Revenues are recorded using the after-discount-selling-price of the cards and recognized over the period the online course is available to the customer, which generally is from the enrollment date to the completion of the relevant professional examination date. Sales of prepaid study cards that are not activated for course enrollment are recognized as revenues upon expiration of the cards. Prepaid study cards that have been activated but have not been used to enroll online courses do not have an expiry date and will be deferred until they are used to enroll in online courses. Customers who enroll with the Company directly are eligible to a refund within a 7-day trial period. Revenues from direct enrollment with the Company are recognized over the period from the lapse of the 7-day trial period to the completion of the relevant professional examination date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online education services - continued

The Group may, at times, offer volume discounts to its distributors for purchases over a specified amount of prepaid cards (“non-rebate study cards”) during a specified period of time, generally, one year. These discounts are provided to the distributors in the form of additional free study cards (“rebate study cards”). The amount of future rebates relating to these volume discounts cannot be reasonably estimated and accordingly a deferred revenue balance is recognized for the maximum potential amount of volume discount. If the number of purchases specified in the volume discount provisions is not reached upon the expiry of the volume discount period, the deferred revenue relating to such volume discount is recognized as revenue over the remaining period the online course is available to the user who enrolls using non-rebate study cards. If the number of purchases specified in the volume discount provisions is reached, the revenues recognized related to the rebate study cards will be recognized as revenues over the subscription period the online course is available to the user who enrolls using the rebate study cards. Proceeds allocated to the rebate study cards that have never been activated for course enrollment are recognized as revenues upon expiration of the cards.

For the year ended September 30, 2007, 2008 and 2009, the Group recognized revenues before business tax and related surcharges in connection with expired study cards amounted to approximately US$305, US$43 and US$90 respectively.

Beijing Champion is subject to approximately 3% business tax and related surcharges on the revenues earned from provision of online education services. The Group records revenues net of these taxes in the consolidated statement of operations. Such business tax and related surcharges for the years ended September 30, 2007, 2008 and 2009 are approximately US$360, US$458 and US$1,014, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Books and reference materials

In 2007, the Group sold books and reference materials to its distributors and provided them with the right to return up to 5% of the unsold products and credit terms of one year or above. Since late 2008, the right of return is no longer made available to the distributors. Due to the extended credit terms, revenues relating to such sales are deferred until cash is collected from the distributors. Inventory costs of products delivered to distributors for which revenues have been deferred are presented as “deferred costs” on the consolidated balance sheets.

The Group also sells books and reference materials together with study cards which allow the customers to take a certain number of on-line courses for no additional charge. Due to the significant variability in the prices charged for on-line courses, the Company does not have sufficient evidence of fair value for the study cards. Therefore, the sales of books and reference material in these multiple-element arrangements cannot be accounted for as a separate accounting unit, and accordingly the entire revenues are recognized over the subscription period the online course is available to the user or upon expiration of the study cards.

The cost of books and reference materials are deferred and recognized as cost of goods sold over the subscription period the online course is available to the user or upon expiration of the cards.

In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is levied on the invoiced value of sales of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. VAT amounted to approximately US$209, US$296 and US$350 for the years ended September 30, 2007, 2008 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Other revenues

Other revenues include sales of classroom education services, courseware production services, platform production services, and others.

Revenues from classroom training are recognized when the training courses are provided. For classroom training sponsored by government authorities, the tuition fees of the training participants are subsidized by the government. Qualified enrollments and the fees to be earned cannot be determined until the confirmation from government authorities regarding the number of students and fees is received by the Company, which is after the completion of services. Therefore, revenues from such services are recognized upon cash receipt or the receipt of confirmations from government authorities, whichever is earlier.

Revenues from sales of courseware or platforms, which are designed and developed pursuant to the requests from customers, are recognized when the courseware or platforms are accepted by the customers. The Company has no remaining obligation with respect to the courseware or platforms upon the acceptance of the customers.

Revenues from other services, including magazine content production, advertising and consulting services, are recognized over the period when such services are provided.

From time to time, the Group enters into arrangements to provide the development and maintenance of online platforms to its customers. The on-line platforms, which are owned by the Group, enable customers to sell products through the Company's website. After the development of online platforms, the Group provides support and maintenance services, which encompass bug fixes and general technical support but do not include upgrades or increased functionality of the online platform, for a period of time for no additional charge. The development of online platform and the support and maintenance services are accounted for as a single unit of accounting due to the lack of sufficient evidence of fair value of the support and maintenance services. Accordingly, revenues from such arrangements are recognized ratably over the support and maintenance services period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

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

Advertising expenditure

Advertising costs are expensed when incurred and are included in “selling expenses” in the consolidated statements of operations. For the years ended September 30, 2007, 2008 and 2009, advertising expenses were approximately US$660, US$783 and US$1,997, respectively.

Shipping and handling costs

Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the consolidated statements of operations. During the years ended September 30, 2007, 2008 and 2009, shipping and handling costs classified as selling expenses were US$109, US$202 and US$382, respectively.

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

Effective October 1, 2007, the Group adopted the recognition and measurement methods under the authoritative interpretation regarding accounting for uncertainty in income taxes, which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. See Note 15 for additional information including the impact on the Group’s consolidated financial statements.

The Group recognizes, if any, interest related to unrecognized tax benefits in interest expense and penalties in other expenses. The interest and penalties related to potential underpaid income tax expenses have been insignificant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

The Group granted to its employees and non-employees share-based compensation awards in 2008 and granted to its non-executive director share-based compensation awards in 2009 subject to graded vesting.

Share-based compensation with employees is measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. The Group recognizes compensation expense over the vesting term on a straight-line basis with the amount of compensation expense recognized at any date not less than the portion of the grant-date value of the option vested at that date.

Share-based compensation with non-employee is measured based on the fair value of options at the earlier of the performance commitment date or the date at which the non-employee’s performance is complete (hereafter referred to as the measurement date). For the grants in 2008, the Group determined the measurement date to be the performance commitment date pursuant to the employment supplemental agreements entered with the non-employees, in which the penalty for nonperformance was stipulated and represented a sufficiently large disincentive for nonperformance. The Group recognizes compensation expense using the graded vesting attribution method.

Share-based compensation awards which require the issuance of a variable number of shares to settle a fixed monetary amount are accounted for as liabilities.

Net income per share

Basic net income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the convertible contingently redeemable preferred shares are included in the computation of diluted net income per ordinary share on an “if-converted” basis when the impact is dilutive. The dilutive effect of outstanding share-based awards is reflected in the diluted net income per share by application of the treasury stock method. Two-class method is used to calculate net income per share data for preferred shares that are participating securities.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported as a component of the consolidated statements of shareholders’ equity and comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements

In December 2007, the FASB issued an authoritative pronouncement regarding business combination. The new pronouncement replaces existing pronouncement to require the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; to establish the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and to require the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The new pronouncement applies prospectively to business combinations with acquisition dates on or after the beginning of the first annual reporting period on or after December 15, 2008. Early application is prohibited. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In December 2007, the FASB issued an authoritative pronouncement regarding non-controlling interests in consolidated financial statements to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, the new pronouncement eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transaction. The new pronouncement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early application is prohibited. The Group will adopt this standard in the fiscal year 2010, which will require retrospective application of the presentation and disclosure requirements of this standard for all of the Group’s minority interest.

In April 2008, the FASB issued an authoritative pronouncement regarding the determination of the useful life of intangible assets. The new pronouncement amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under existing pronouncement. The new pronouncement is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in the new pronouncement shall be applied prospectively to intangible assets acquired after the effective date. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

In April 2009, the FASB issued an authoritative pronouncement regarding accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This new pronouncement amends and clarifies existing pronouncement to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The new pronouncement shall be effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group does not expect that the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In June 2009, the FASB issued an authoritative pronouncement, which changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Group does not expect that the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In September 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. Although the new pronouncement retains the criteria from existing authoritative literature for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and nonsoftware deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and nonsoftware components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of risks

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and funds receivable. As of September 30, 2009, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. Funds receivable are unsecured and are held by external parties who collect fees from customers who pay using online payment networks. The funds are transferred to the Group on a periodic basis which typically range from one to three business days. To mitigate the credit risk, the Group only engages large scale and reputable payment networks to collect fees on its behalf. The Group also monitors the timeliness and accuracy of funds transfer by the external payment networks and the credit worthiness of the external payment networks.

Concentration of customers

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended September 30, 2009.

Primarily due to the long payment cycles of government authorities, receivables with two customers as of September 30, 2008 and receivables with three customers as of September 30, 2009 each accounted for 10% or more of the Group’s accounts receivable balances, representing an aggregate of 48.0% and 56.1% of the Group’s accounts receivable balances at September 30, 2008 and 2009, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of risks - continued

Current vulnerability due to certain other concentrations - continued

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

3. ACQUISITIONS

Acquisition of Caikaowang

On November 30, 2007, Beijing Champion acquired from an independent third party a 40% equity interest in Beijing Caikaowang Company Limited (“Caikaowang”), the rights to certain low activity internet domain names at the stated contract price of US$54 (RMB400) and US$270 (RMB2,000), respectively, and the option to acquire an additional 40% equity interest in Caikaowang at a purchase price to be determined based on certain financial results of the investee. Caikaowang is mainly engaged in the provision of on-line education services.

As the above acquisitions were contemplated concurrently and entered into with the same counterparty, the acquisitions were accounted for as a single purchase whereby the total purchase price of US$324 (RMB2,400) was allocated to the assets acquired based on their fair values.

The Group accounted for the investment in Caikaowang using the equity method of accounting because the Group has the ability to exercise significant influence over Caikaowang. During the year ended September 30, 2008, the Group recorded an equity method loss of US$64 in Caikaowang.

In June 2008, Beijing Champion acquired the remaining 60% equity interest in Caikaowang at a contractual consideration of US$576 (RMB4,000). As a result, Caikaowang became a 100% owned subsidiary of Beijing Champion. This step of acquisition was accounted for as a business combination. The results of Caikaowang’s operations, attributable to the 100% interest acquired, have been included in the Company’s consolidated financial statements since June 2008.

The aggregate purchase price was determined to be US$633, comprising of cash of US$576, and US$57 relating to the purchase option acquired on November 30, 2007.

The following table presents the allocation of the purchase price to the fair values of the portion of the assets acquired and liabilities assumed on June 2, 2008, which were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

3. ACQUISITIONS - continued

Acquisition of Caikaowang - continued

	US$	Amortization period

Cash	48
Property, plant and equipment	36
Other intangible assets	76	0.3~10.5 years
Deferred revenue	(89)
Other current liabilities	(44)
Deferred tax liabilities	(19)
Goodwill	625

Total consideration	633

Acquisition of Zhengbao Yucai

On March 10, 2009, Beijing Champion acquired the business of start-up training services from Beijing Yinglun Yucai Education Consulting Co., Ltd. (“Yinglun Yucai”) which was owned by Mr. Liang Ma. The acquired business is operated by Zhengbao Yucai, an entity established by Beijing Champion. Upon the completion of the acquisition, Beijing Champion transferred 40% equity interest of Zhengbao Yucai to Mr. Liang Ma.

The initial consideration for this acquisition was US$5,318 in cash, including US$56 of transaction costs, of which US$5,314 was paid during the fiscal year 2009.

In addition, the purchase agreement provides for further contingent consideration to be paid or received by Beijing Champion as follows:

•

For the fiscal year of 2009, if Zhengbao Yucai has a net income greater than RMB22,500 (approximately US$3,296), Beijing Champion will pay Mr. Liang Ma an additional cash consideration equal to 40% of the excess amount of net income over RMB22,500.

•

For the fiscal year of 2010, if Zhengbao Yucai has a net income greater than RMB47,000 (approximately US$6,881), Beijing Champion will pay Mr. Liang Ma an additional cash consideration equal to 30% of the excess amount of net income over RMB47,000.

•

If Zhengbao Yucai’s net income for the fiscal year of 2009 is less than RMB22,500 or for the fiscal year of 2010 is less than RMB47,000, Mr. Liang Ma will pay Beijing Champion a specified amount of cash which Mr. Liang Ma may settle in stock of Zhengbao Yucai.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

3. ACQUISITIONS - continued

Acquisition of Zhengbao Yucai - continued

The purchase agreement also included the following call and put options:

•	If Zhengbao Yucai has a net loss for the fiscal year of 2009 or 2010, Beijing Champion has the option to sell its equity interest of Zhengbao Yucai back to Mr. Liang Ma for RMB43,200 in cash.

•

Beijing Champion has the option to acquire an additional 30% equity interest of Zhengbao Yucai in the next 5 years starting from the end of the fiscal year 2009 at a price equal to 30% of six times of the net income of Zhengbao Yucai for the preceding fiscal year. Zhengbao Yucai has the option to acquire up to 49% equity interest of Beijing Yinhong International Education Consulting Co. Ltd. (“Yinhong”), owned by Yinglun Yucai, within 3 years starting from February 15, 2009 at a price up to 49% of six times of the net income of Yinhong for the preceding fiscal year.

The following table presents the allocation of the purchase price to the fair values of the portion of the assets acquired and liabilities assumed on March 10, 2009, which were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm.

	US$	Amortization period

Cash	2,854
Property, plant and equipment	138
Purchased call options	1,221
Other intangible assets:
Business contracts	476	3~5 years
Copyrights	586	5 years
Platform	195	3.5 years
Domain names	168	10~11 years
Software	311	3 years
Courseware	255	5 years
Deferred tax liability	(382)
Minority interest	(2,107)
Goodwill	1,603

Total consideration	5,318

The purchased call options to acquire additional equity interest in Zhengbao Yucai and Yinhong were recorded at fair value at the acquisition date and carried at cost less impairment.

In January 2010, the Group filed an arbitration application, as amended in February and March 2010, with the China International Economic and Trade Arbitration Commission, against Mr. Liang Ma, Yinglun Yucai, and Global Education Consortium Group Co., Limited (“the respondents”), in accordance with the dispute resolution clause in the original purchase agreement. In the application, the Group requested, among other things, the respondents to cease engagement in competing businesses prohibited under the original purchase agreement, and a return of a portion of the acquisition consideration in cash of RMB16,500 (US$2,417) and a contribution from Mr. Liang Ma to Zhengbao Yucai in cash of RMB2,816 (US$413) for failure to achieve the stipulated profit target for the fiscal year 2009, pursuant to the contingent payment obligation provision in the original purchase agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

3. ACQUISITIONS - continued

Acquisition of Champion Xinlixiang

On September 30, 2009, Champion Wangge acquired the Gaokao re-take business from Mr. Junnan Ye and Mr. Xiujie Hu, two third-party individuals. The acquired business is operated by Champion Xinlixiang, an entity established by Champion Wangge. Upon the completion of the acquisition, Champion Wangge transferred 40% equity interest of Champion Xinlixiang to Mr. Junnan and Mr. Xiujie Hu.

The initial consideration for this acquisition was US$2,379 in cash (RMB16,000), including US$37 of transaction costs, of which US$751 was paid during the fiscal year 2009.

In addition, the purchase agreement provides for further contingent consideration to be paid or received by Champion Wangge as follows:

•

For the fiscal year of 2010, if Champion Xinlixiang has a net income greater than RMB8,000 (approximately US$1,172), Champion Wangge will pay Mr. Junnan Ye and Mr. Xiujie Hu an additional cash consideration equal to 40% of the excess amount of net income over RMB8,000.

•

For the fiscal year of 2011, if Champion Xinlixiang has a net income greater than RMB16,000 (approximately US$2,344), Champion Wangge will pay Mr. Junnan Ye and Mr. Xiujie Hu an additional cash consideration equal to 30% of the excess amount of net income over RMB16,000.

•

If Champion Xinlixiang’s net income for the fiscal year of 2010 is less than RMB8,000 or for the fiscal year of 2011 is less than RMB16,000, Mr. Junnan Ye and Mr. Xiujie Hu will pay Champion Wangge a specified amount of cash which Mr. Junnan Ye and Mr. Xiujie Hu may settle in stock of Champion Xinlixiang.

The purchase agreement also included the following call and put options:

•

If Champion Xinlixiang has a net loss for the fiscal year of 2010 or 2011, Champion Wangge has the option to sell its equity interest of Champion Xinlixiang back to Mr. Junnan Ye and Mr. Xiujie Hu for RMB19,200 in cash.

•

Champion Wangge, beginning October 1, 2011, has the option to acquire an additional 40% equity interest of Champion Xinlixiang at a price equal to 40% of six times of the net income of Champion Xinlixiang for the preceding fiscal year. Mr. Junnan Ye and Mr. Xiujie Hu, beginning October 1, 2011, have the right to request Champion Wangge to purchase their equity interest of Champion Xinlixiang at the same price. Upon the refusal of Champion Wangge, the sellers have the right to sell their equity interest of Champion Xinlixiang to a third party at a price no lower than Champion Wangge’s purchase price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

3. ACQUISITIONS - continued

Acquisition of Champion Xinlixiang - continued

The following table presents the allocation of the purchase price to the fair values of the portion of the assets acquired and liabilities assumed on September 30, 2009, which were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm.

	US$	Amortization period

Accounts receivable	1,968
Purchased call option	669
Other intangible assets:
Non-compete agreement	650	15 years
Supplementary domain names	1	10 years
Deferred revenue	(1,617)
Deferred tax liability	(330)
Income tax payable	(61)
Other payables	(107)
Minority interest	(937)
Goodwill	2,143

Total consideration	2,379

The purchased call option to acquire additional equity interest in Champion Xinlixiang was recorded at fair value at the acquisition date and carried at cost less impairment.

No supplemental information on a pro forma basis has been presented for the above acquisitions as such information is not available without unreasonable effort and cost.

4. ACCOUNTS RECEIVABLE

	As of September 30,
	2008	2009
	US$	US$

Balance at end of year	715	7,004

All the accounts receivable are non-interest bearing. Based on the Group’s assessment of collectibility, there has been no allowance for doubtful accounts recognized in any year of the three years period ended September 30, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

5. INVENTORIES

Inventories consist of the following:

	As of September 30,
	2008	2009
	US$	US$

Raw materials	173	87
Finished goods	4	210

	177	297

Inventory write-downs of US$43, US$ nil and US$3 for the years ended September 30, 2007, 2008 and 2009, respectively, were charged to cost of tangible goods sold.

6. PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of the following:

		As of September 30,
	Note	2008	2009
		US$	US$

Deposits		59	91
Advance to the suppliers	(1)	369	51
Prepaid expenses		261	506
Prepaid course remuneration		22	257
Funds receivable	(2)	617	195
Others		141	479

		1,469	1,579

(1)	Advance to the suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials and finished goods. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and is monitored on a regular basis by management. A charge to cost of revenue is recorded in the period in which a loss is incurred. To date, the Group has not experienced any loss of advances to suppliers.
(2)	Funds receivable arise due to the time taken to clear customers’ payment transactions through external payment networks. When customers remit fees to the Group via external payment networks using their bank account or credit card, there is a clearing period before the cash is received by the Group which usually takes one to three business days. Hence, these fees are treated as a receivable until the cash is received.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of September 30,
	2008	2009
	US$	US$

Buildings	4,728	4,744
Electronic and office equipment	2,703	3,908
Motor vehicles	254	479
Leasehold improvement and building improvement	721	1,015

Total	8,406	10,146
Less: Accumulated depreciation	(1,317)	(2,247)

	7,089	7,899

Depreciation expenses were approximately US$286, US$555 and US$930 for the years ended September 30, 2007, 2008 and 2009, respectively.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is comprised of the following:

	Years ended September 30,
	2008	2009
	US$	US$

Balance at beginning of year	4,119	5,278
Goodwill upon reclassification of Caikaowang from an equity method investment to a consolidated subsidiary (Note 3)	144	—
Goodwill upon step acquisition of remaining 60% interest in Caikaowang (Note 3)	625	—
Goodwill reduced as a result of a reduction of valuation allowances associated with tax benefit of net operating loss and deductible temporary differences realized subsequent to acquisition of Caikaowang	(57)	—
Goodwill upon acquisition of 60% interest in Zhengbao Yucai	—	1,603
Goodwill upon acquisition of 60% interest in Champion Xinlixiang	—	2,143
Foreign currency adjustment	447	6

Balance at end of the year	5,278	9,030

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

8. GOODWILL AND OTHER INTANGIBLE ASSETS - continued

No goodwill impairment loss has been recognized in any of the years in the three years ended September 30, 2009.

Other intangible assets consist of the following:

	As of September 30,
	2008	2009
	US$	US$

Computer software	774	1,585
Trademarks and domain names	1,034	1,216
Website	95	95
Courseware	182	437
Business contracts	—	476
Copyrights	—	586
Platform	—	195
Non-compete agreement	—	650

Total intangible assets	2,085	5,240
Less: Accumulated amortization
Computer software	(252)	(522)
Trademarks and domain names	(209)	(321)
Website	(54)	(65)
Courseware	(180)	(210)
Business contracts	—	(60)
Copyrights	—	(65)
Platform	—	(31)
Non-compete agreement	—	—
Accumulated amortization	(695)	(1,274)

Intangible assets, net	1,390	3,966

Amortization expenses were approximately US$240, US$235 and US$579 for the years ended September 30, 2007, 2008 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

8. GOODWILL AND OTHER INTANGIBLE ASSETS - continued

The estimated amortization expenses for the above other intangible assets for each of the following fiscal years are as follows:

Amortization
US$

2010	830
2011	822
2012	710
2013	541
2014	275
2015 and thereafter	788

3,966

9. DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As of September 30,
	2008	2009
	US$	US$

Deposit for purchase of property, plant and equipment	24	356
Deposit for purchase of software	127	—

	151	356

10. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of September 30,
	2008	2009
	US$	US$

Rental deposits	—	103
Long term prepaid expenses	—	692
Others	—	13

	—	808

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

10. OTHER NON-CURRENT ASSETS - continued

Rental deposits represent office rental deposits for the Group’s daily operations. These deposits are classified as non-current deposits since they will not be refunded within one year.

Long term prepaid expenses represent prepaid management fee for obtaining government authorization to provide the ITAT program, an information technique application training program, for a period of ten years. The amortization of the long term prepaid expenses was included in “cost of sales” on the consolidated statements of operations.

11. ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of September 30,
	2008	2009
	US$	US$

Accrued professional fees	907	43
Accrued expenses	438	731
Salary and welfare payable	428	968
Other payable	799	960
Uncertain income tax liabilities (Note 15)	255	159
Remuneration payable to lecturers	156	125
Payable for Zhengbao Yucai’s acquisition	—	4
Payable for Champion Xinlixiang’s acquisition	—	1,628

	2,983	4,618

Other payable mainly represents other tax liabilities including business tax payable, value-added tax payable and withholding individual income tax payable.

The Group is required to remit the value-added tax (“VAT”) it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent that the Group collected more than paid, the difference represents the net VAT payable balance at the balance sheet date. As of September 30, 2008 and 2009, there were US$138 and US$12 of VAT payable included in “other payable” in the consolidated financial statements, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

12. SERIES A CONVERTIBLE CONTINGENTLY REDEEMABLE PREFERRED SHARES

On March 9, 2007, the Company issued 12,996,000 shares of Series A preferred shares at US$0.615553 per share to three unrelated investors (the “Investors”), namely Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited, for US$7,871, net of issuance expenses of US$129.

The movement of Series A contingently redeemable preferred shares (“Series A Shares”) was as follows:

US$
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

The rights, preferences and privileges with respect to the Series A convertible contingently redeemable preferred shares are as follows:

Voting rights

The Series A Shareholders were entitled to one vote for every ordinary share which the Series A Shares were convertible into.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

12. SERIES A CONVERTIBLE CONTINGENTLY REDEEMABLE PREFERRED SHARES - continued

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Shares would be entitled to receive, prior and in preference to the holders of ordinary shares or any other class or series of shares, the amount equal to the Series A Issue Price (as adjusted for share splits, share dividends, combinations, recapitalizations and similar events with respect to such shares), plus all accrued but unpaid dividends on the Series A Shares.

Dividends

The holders of Series A Shares, in preference to the holders of ordinary shares, were entitled to receive dividends at a rate equal to the greater of (i) eight percent (8%) of the Series A Issue Price per annum or (ii) in the event dividends would be paid on or set aside for any ordinary shares, the amount per share to be paid on or set aside for all outstanding Series A Shares (on an as-converted basis) (subject to standard anti-dilutive adjustments such as share dividends, splits, and recapitalizations). Dividend was payable upon declaration by the Board of Directors and was noncumulative. All declared but not paid dividends would be paid on or before the consummation of a qualified public offering.

Conversion rights

Series A Shares were convertible into ordinary shares at the option of the holder at any time after the issuance date at an initial conversion price of US$0.615553 per share. The conversion price was subject to standard anti-dilutive adjustments such as stock splits, stock dividends and recapitalization. The conversion price was also reduced in the event that after the Series A original issue date the Company issued or was deemed to issue additional ordinary shares for a consideration per share less than the Series A conversion price in effect immediately prior to such issue.

In addition, the Series A conversion price was subject to reduction if net profit under US GAAP or the International Financial Reporting Standards (“IFRS”) as determined by the Company, excluding extraordinary and exceptional one-time income items that are approved by the investors, is below RMB50 million and RMB100 million for the years ended September 30, 2007 and 2008, respectively. Pursuant to such clause, the conversion price was subsequently reduced to US$0.534636 per share as the net income of fiscal year 2007, determined as aforementioned, was below RMB50 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

12. SERIES A CONVERTIBLE CONTINGENTLY REDEEMABLE PREFERRED SHARES - continued

Automatic conversion

Each Series A Share would automatically be converted into ordinary shares upon the earlier of (i) no less than fifty-one percent (51%) of the Series A Share holders vote to convert or (ii) upon the consummation of a qualified public offering with an offering size of no less than US$70 million and the offering price no less than three times the original subscription price of US$0.615553 per preferred share. On July 25, 2008, the automatic conversion clauses were amended so that each Series A Share would automatically convert, at the conversion price of US$0.534636, into ordinary shares of the Company immediately prior to the listing of the Company's ADSs on NYSE provided the IPO would be consummated on or prior to December 31, 2008.

Redemption

The Series A Shares were redeemable at the option of the holders of the Series A any time after December 31, 2010, provided that a qualified public offering has not occurred, at a redemption price per share that would give each holder of Series A Shares a fixed internal rate of return of twenty percent (20%) per annum, plus all declared but unpaid dividends thereon up to the date of redemption.

With the assistance of American Appraisal China Limited, the Group concluded that the fair value of ordinary shares was greater than the conversion price of Series A Shares at the commitment date and the excess is greater than the proceeds received from the issuance of Series A Shares. Accordingly, the total proceeds were allocated to the beneficial conversion feature with a credit to Additional paid-in capital upon the issuance of the Series A Shares. All of the unamortized discount remaining at the date of conversion was immediately recognized as a reduction to net income attributable to ordinary shareholders.

An accretion charge to increase the Series A Shares’ carrying value to their expected redemption amount over the period from issuance to earliest redemption date was recorded as a reduction to net income available to ordinary shareholders using the effective yield method.

Upon the consummation of the Company’s initial public offering (Note 1), all of the Series A Shares were automatically converted to 14,963,594 ordinary shares of the Company on July 29, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

13. ORDINARY SHARES

All share and per share data before January 11, 2008, the inception date of the Company, are presented to give retroactive effect to the share exchange between CDEL Hong Kong and the Company at a ratio of 1,000 shares in the Company to 1 share in CDEL Hong Kong.

On August 4, 2008, the Company completed its initial public offering of 35,000,000 ordinary shares. Immediately prior to the initial public offering, 12,996,000 Series A Shares were converted into 14,963,594 ordinary shares.

On November 20, 2008, the Company’s board of directors approved a share repurchase program effective November 20, 2008. Under the approved program, the Company is authorized to repurchase up to US$10 million worth of its issued and outstanding ADSs from time to time in open-market transactions on NYSE Arca. During the year ended September 31, 2009, the Company repurchased 3,163,600 ordinary shares for a total consideration of US$3,960.

14. RESTRICTED NET ASSETS

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

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Champion Technology and Champion Education Technology were established as wholly-owned foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

14. RESTRICTED NET ASSETS - continued

As a result of these PRC laws and regulations, appropriation to the statutory reserve amounted to US$290, US$323 and US$1,053 for the years ended September 30, 2007, 2008 and 2009, respectively. As of September 30, 2009, the aggregate amount of net assets of the relevant subsidiaries and variable interest entities in the Group not available for distribution was US$13,273.

15. TAXATION

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

Hong Kong

CDEL Hong Kong has not recorded tax provision for Hong Kong profits tax as the company has not had assessable profits arising in or derived from Hong Kong.

China

Prior to January 1, 2008, the Group’s subsidiaries and variable interest entities incorporated in the PRC are governed by the Enterprise Income Tax Law (the “EIT Law”) of the PRC with the statutory income tax rate at 33% except for entities that enjoy a tax holiday or preferential tax treatment. Beijing Champion and Champion Technology qualified for “high and new technology enterprise” under the EIT Law and were granted the preferential tax rate of 15% with a three-year exemption followed by the reduced rate of 7.5% for subsequent three tax years. In 2007, Beijing Champion and Champion Technology were taxed at 15% and 7.5% respectively

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New EIT Law”), which become effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, by adopting unified income tax rate of 25% for most enterprises.

In 2008, Beijing Champion and Champion Technology qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the New EIT Law, and therefore, were continually entitled to the preferential income tax rate of 15%. Beijing Champion is subject to the tax rate of 15% from 2008 through 2010. Champion Technology is subject to the tax rate of 7.5% for 2008 through 2009 and 15% for 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

15. TAXATION - continued

China - continued

The HNTE status would allow qualified China based enterprises to use the preferential tax rate of 15% for three tax years. At the conclusion of the period of three tax years, the qualified enterprises have the option to renew for an additional three tax years through a simplified application process if the company’s business operations continue to qualify for HNTE status. Accordingly, in calculating deferred tax assets and liabilities, the Group has assumed its qualifying entities will continue to renew the HNTE status at the conclusion of the initial three tax years. If the Group’s qualifying entities fail to obtain such renewals, the impact on net deferred tax liability balance would be insignificant.

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2004 to 2008 remain subject to examination by the tax authorities.

(Loss) income before income taxes consists of:

	Years ended September 30,
	2007	2008	2009
	US$	US$	US$

Non - PRC	(32)	(435)	(4,668)
PRC	5,174	4,958	7,252

	5,142	4,523	2,584

The current and deferred components of the income tax (expense)/benefit appearing in the consolidated statements of operations are as follows:

	Years ended September 30,
	2007	2008	2009
	US$	US$	US$

Current tax expense	(656)	(1,148)	(148)
Deferred tax (expense)/benefit	963	622	(1,330)

	307	(526)	(1,478)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

15. TAXATION - continued

China - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended September 30,
	2007	2008	2009
	US$	US$	US$

Income before taxes	5,142	4,523	2,584

Income tax expense computed at applicable tax rates of 33% or 25%	(1,696)	(1,135)	(646)
Effect of different tax rates in different jurisdictions	(5)	(86)	(1,107)
Non-deductible expenses	(252)	(170)	(177)
Effect of tax holidays	1,717	1,120	988
Effect of tax rate changes	543	—	(500)
Effect of valuation allowances	—	—	(132)
Increase (decrease) in unrecognized tax benefit balance	—	(255)	96

	307	(526)	(1,478)

Effective income tax rate	(5.97%)	11.63%	57.19%

The Group adopted the authoritative interpretation on accounting for uncertainty in income taxes on October 1, 2007. The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities.

As a result, the Group assessed its tax positions and concluded that there was no cumulative effect adjustment to the opening balance of retained earnings as of October 1, 2007. As of September 30, 2008, the Group recorded an unrecognized tax benefit of US$255 in the account of “accrued expenses and other liabilities.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

15. TAXATION - continued

China - continued

In fiscal year 2009, the Group reassessed its tax positions basing on an updated benchmark analysis and accordingly reversed the unrecognized tax benefit of US$96, resulting in an unrecognized tax benefit of US$159 as of September 30, 2009.

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits

Balance - October 1, 2008	255
Reversal based on tax positions related to the current year	(96)

Balance - September 30, 2009	159

The unrecognized tax benefits would impact the effective tax rate, if recognized in connection with the normal tax return preparation. It is possible that the amount of unrecognized tax benefits will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

The aggregate amount and per share effect of the tax holidays are as follows:

	Years ended September 30,
	2007	2008	2009
	US$	US$	US$

The aggregate amount of tax holidays	1,717	1,120	988

The aggregate effect on basic and diluted net income per share:
- Basic	0.02	0.01	0.01

- Diluted	0.02	0.01	0.01

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

15. TAXATION - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of September 30,
	2008	2009
	US$	US$

Current deferred tax assets
Account receivable	228	—
Payroll payable	—	112
Accrued expenses	118	94
Deferred revenue	891	—
Refundable fees	1,172	157
Net operating loss carry-forwards	—	742

Total current deferred tax assets	2,409	1,105

Less: valuation allowance	—	(129)

Current deferred tax assets, net	2,409	976
Current deferred tax liabilities
Deferred cost	(112)	—

Non-current deferred tax assets
Intangible assets	67	187
Property, plant and equipment	154	147
Deferred revenue, non-current portion	38	—

Total non-current deferred tax assets	259	334

Non-current deferred tax liabilities
Intangible assets	170	971

In the fourth quarter of fiscal year 2008, Caikaowang generated a taxable income for PRC income tax purposes that was offset by available net operating loss carryforwards and deductible temporary differences, a portion of which was subject to valuation allowances previously established in acquisition of Caikaowang. Due to the utilization of these net operating loss carryforwards and deductible temporary differences, the related valuation allowance was reduced by approximately US$57 in the fourth quarter of fiscal year 2008 with a corresponding reduction in goodwill related to the acquisition of Caikaowang.

Prior to 2009, the Group computed its income tax payable based on cash receipts from sales, resulting in significant deferred tax assets as certain amounts of cash receipts were deferred for revenue recognition. Since the beginning of 2009, the Group has paid income tax based on revenue recognized. Therefore, as of December 30, 2009, no deferred tax assets were resulted from deferred revenues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

15. TAXATION - continued

China - continued

The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company and its non-PRC subsidiary does not believe that it should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its non-PRC subsidiary should be deemed a resident enterprise, the Company and its non-PRC subsidiary will be subject to the PRC income tax at a rate of 25%.

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.

Aggregate undistributed earnings of the Company’s subsidiaries and its variable interest entities located in the PRC that are available for distribution at September 30, 2009 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of September 30, 2009, the Group has not declared any dividends.

16. RELATED PARTY TRANSACTIONS

(a)	Related parties

Name of related parties	Relationship with the Group
Mr. Zhengdong Zhu	Director of the Company and ultimate
controlling shareholder of the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

16. RELATED PARTY TRANSACTIONS - continued

(b)	The Group had the following related party transactions for the years ended September 30, 2007, 2008 and 2009:

	Years ended September 30,
	2007	2008	2009
	US$	US$	US$
Office rental expenses paid to Mr. Zhengdong Zhu	205	—	—
Purchase of properties from Mr. Zhengdong Zhu (1)	1,977	738	—
Short-term borrowing guaranteed by Mr. Zhengdong Zhu	399	—	—

(1)	In December 2007, the Group purchased certain property from Mr. Zhengdong Zhu at a total consideration of approximately US$738 which approximated the fair value of the assets acquired. The excess of the consideration paid by the Group over the net carrying value of the properties amounted to US$193 (net of deferred tax effect of US$64) and was reflected as deemed dividend distributed to Mr. Zhengdong Zhu, the controlling shareholder of the Company, in the consolidated statement of changes in shareholders’equity.
(2)	In December 2006 and July 2007, the Group purchased certain properties from Mr. Zhengdong Zhu at a total consideration of approximately US$1,977 which approximated the fair value of the assets acquired. The excess of the consideration paid by the Group over the net carrying value of the properties amounted to US$235 (net of deferred tax effect of US$78) and was reflected as deemed dividend distributed to Mr. Zhengdong Zhu, the controlling shareholder of the Company, in the consolidated statement of changes in shareholders’ equity.

Beijing Champion granted Caikaowang, its former equity investee, the use of certain of its domain names for no consideration during the period from November 30, 2007 to June 2, 2008 when Caikaowang became a wholly owned subsidiary of Beijing Champion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

17. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately US$297, US$596 and US$1,350 for the years ended September 30, 2007, 2008 and 2009, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the income statement as incurred. The total amounts for such employee benefits were approximately US$1,169, US$1,538 and US$1,538 for the years ended September 30, 2007, 2008 and 2009, respectively.

18. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following at September 30, 2009:

US$
Years ending September 30,
2010	1,592
2011	937
2012	734
2013	692
2014	58

4,013

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended September 30, 2007, 2008 and 2009, total rental expenses for all operating leases amounted to approximately US$219, US$659 and US$1,555, respectively.

Legal contingencies

The group is a party in potential claims arising in the ordinary course of business. The Group does not believe that the resolution of these matters will have a material adverse effect on its financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

19. SEGMENT REPORTING

The Group operates and manages its business as a single segment that includes primarily the provision of online and classroom education services and selling of related products.

The revenues attributable to the different service and product groups are as follows:

	Years ended September 30,
	2007	2008	2009
	US$	US$	US$

Online education services	10,637	13,900	22,279
Classroom education services	—	905	2,576
Books and reference materials	484	1,616	2,709
Others	725	1,153	2,557

	11,846	17,574	30,121

Online education services accounted for 90%, 79% and 74% of the Group’s total net revenue for the years ended September 30, 2007, 2008 and 2009, respectively. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.

For presentation purposes, the revenues recognized for multiple element transactions involving books and reference materials and study cards that can be used to enroll in any online courses are allocated to online education services revenues based on the stated price of the study card relative to the total stated selling price of the multiple element transaction. The stated price of the study card and the total stated selling price of the multiple element transaction are substantive because a significant portion of the Group sales of online education services and multiple element arrangements are sold at their respective stated prices without granting a discount. The residual amount is allocated to books and reference materials revenue. The above methodology has been consistently applied for all years presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

19. SEGMENT REPORTING - continued

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

Revenues recognized from multiple element arrangements which are accounted for as a single unit of accounting amounted to approximately US$709, US$1,844 and US$775 for the years ended September 30, 2007, 2008 and 2009, respectively and were allocated to service and product revenues as follows:

	Years ended September 30,
	2007	2008	2009
	US$	US$	US$

Online education services	350	429	44
Books and reference materials	359	1,415	731

	709	1,844	775

The Group also considered other appropriate allocation methodologies and concluded that the use of those alternative methodologies would not result in materially different revenue presentation. While the Group believes its current revenue presentation methodology is systematic and rational, it will periodically reassess the appropriateness of its methodology.

Geographic disclosures:

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

20. NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for each of the periods presented are calculated as follows:

	Years ended September 30,
	2007	2008	2009
	US$	US$	US$

Numerator:
Net income (loss) attributable to ordinary shareholders	4,546	(5,335)	1,188
Less: Undistributed earnings allocated to participating preferred shares	(318)	—	—

Net income (loss) allocated to ordinary shares for computing net income (loss) per ordinary shares - basic and diluted	4,228	(5,335)	1,188

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic net income (loss) per share	95,415,512	100,373,673	140,260,811
Plus incremental weighted average common shares from assumed conversion of share options using the treasury stock method	—	—	215,130

Weighted average common shares outstanding used in computing diluted net income per share	95,415,512	100,373,673	140,475,941

Basic net income (loss) per share	0.04	(0.05)	0.01
Diluted net income (loss) per share	0.04	(0.05)	0.01

In the year ended September 30, 2007, the basic net income per share was calculated using the two class method because the Series A Shares were participating securities. Diluted net income per share is the same as basic net income per share because the effects of the Series A Shares were anti-dilutive when computed on an “if converted” basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

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

By a resolution of the board of directors on April 18, 2008, 11,652,556 share options were authorized to be granted to certain employees and non-employees. An aggregate of 11,045,500 share options were granted, including a total of 10,060,600 granted to employees on April 18, 2008 and May 31, 2008, and 984,900 granted to non-employees on April 18, 2008. The share options had an exercise price of US$2.995966 per share and a graded vesting term of four years.

The options would vest as to 25% of the total number of ordinary shares subject to the options on the first anniversary of the vesting commencement date. The remaining 75% of the total number of ordinary shares subject to the options would vest in six substantially equal semi-annual installments, with the first installment vesting on the last day of the sixth month following the month in which the first anniversary of the vesting commencement date occurs and an additional installment vesting on the last day of every six months thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

21. SHARE INCENTIVE PLAN - continued

Share options - continued

On November 17, 2008, the Company’s board of directors and compensation committee approved to provide a compensation package for the non-executive directors. 400,000 options were granted to five directors on December 2, 2008. These options are subject to a two-year vesting schedule with 50% vesting in each year. The exercise price is US$0.82 per share which was determined by the closing price of the Company’s ADSs on NYSE Arca on December 2, 2008.

On December 2, 2008 (the “repricing date”), the Company’s board of directors and compensation committee approved to amend the terms of certain stock options granted to 260 employees and 17 non-employees to reduce the exercise price of all outstanding share options from US$2.995966 per share to US$0.82 per share based on the closing price of the Company’s ADSs on NYSE Arca on December 2, 2008. The amendments did not change the vesting provisions or the number of shares subject to any of the option awards. This was accounted for as a share option modification and required the remeasurement of these share options. This remeasurement resulted in a total incremental share-based compensation of US$2,699, of which US$752 was recognized in the year ended September 30, 2009 and the remaining will be recognized ratably over the remaining vesting period of the award.

Share option granted to employees and non-executive directors	Number of shares	Weighted- average exercise price		Weighted- average grant-date fair value		Weighted- average remaining contractual term (years)	Aggregated intrinsic value

Outstanding, October 1, 2007	—		—		—
Granted	10,060,600	US$	2.995966	US$	1.1686
Forfeited	(413,700)	US$	2.995966	US$	1.1686	9.55

Outstanding, September 30, 2008	9,646,900	US$	2.995966	US$	1.1686	9.55
Granted	10,027,000	US$	0.82	US$	1.4002
Exercised	(31,548)	US$	0.82	US$	1.4414
Forfeited (up to the repricing date)	(19,900)	US$	2.995966	US$	1.1686
Forfeited (after the repricing date)	(143,644)	US$	0.82	US$	1.4414
Cancelled	(9,627,000)	US$	2.995966	US$	1.1686

Outstanding, September 30, 2009	9,851,808	US$	0.82	US$	1.3994	8.58	9,655

Expected to vest, September 30, 2009	7,550,213	US$	0.82	US$	1.3994	8.58	7,399

Exercisable, September 30, 2009	2,301,595	US$	0.82	US$	1.3994	8.55	2,256

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

21. SHARE INCENTIVE PLAN - continued

Share options - continued

Share option granted to non-employees	Number of shares	Weighted- average exercise price		Weighted- average grant-date fair value		Weighted- average remaining contractual term (years)	Aggregated intrinsic value

Outstanding, October 1, 2007	—		—		—
Granted	984,900	US$	2.995966	US$	1.1684

Outstanding, September 30, 2008	984,900	US$	2.995966	US$	1.1684	9.55
Granted	984,900	US$	0.82	US$	1.4428
Cancelled	(984,900)	US$	2.995966	US$	1.1698

Outstanding, September 30, 2009	984,900	US$	0.82	US$	1.4428	8.55	965

Expected to vest, September 30, 2009	738,675	US$	0.82	US$	1.4428	8.55	724

Exercisable at September 30, 2009	246,225	US$	0.82	US$	1.4428	8.55	241

The total intrinsic value of options exercised during the year ended September 30, 2009 was US$37. As of September 30, 2009, the unrecognized share-based compensation cost related to share options amounted to approximately US$9,315. This compensation cost is expected to be recognized over a weighted-average vesting period of 2.56 years. Forfeitures were estimated based on historical experience. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation expenses related to these awards may be different from the expectation.

The fair value of each option award to employees and non-employees was estimated using the Black-Scholes Option Pricing Model by the management of the Company with the assistance of American Appraisal China Limited, a third-party valuation firm. The volatility assumption was estimated based on the price volatility of the shares of comparable companies in the education business because the Company did not have sufficient data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the option. The expected term was estimated based on the vesting terms, contractual terms and management’s expectation of exercise behavior of the option grantees. The risk-free rate was based on the market yield of China Sovereign Bonds denominated in US$ with maturity terms equal to the expected term of the option awards. Prior to the IPO in July 2008,the management of the Company estimated the fair value of the ordinary shares on the grant dates based on a number of factors, including the result of a third-party appraisal and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. After the IPO, the closing market price of the ordinary shares of the Company as of the grant date was used as the fair value of the ordinary shares on that date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

21. SHARE INCENTIVE PLAN - continued

Share options - continued

The Company used the Black Scholes Model to estimate the fair value of the share options on the grant dates with the following assumptions:

	For the year ended September 30,
	2008	2009

Risk-free interest rate	4.470%~4.679%	3.932%
Dividend yield	—	—
Expected volatility range	47%	47%
Expected life (in years)	5.98~6.2	5.55~5.75

Restricted ordinary shares

On July 2, 2008, the Company’s board of directors approved to pay US$300 to an independent director in exchange for her services to be provided to the Company over a three-year period commencing from the effectiveness of the Company’s registration statement on Form F-1 on July 29, 2008. The US$300 will be paid in three installments in the form of restricted ordinary shares of the Company. The initial installment of such restricted shares was issued on the completion of the Company’s initial public offering on August 4, 2008, and the remaining two installments will be issued on the second anniversary and third anniversary of August 4, 2008. The number of restricted shares issued on the initial installment date was 57,143 which was determined as the quotient yielded by dividing US$100 by the ordinary share price, calculated based on the price at which the ADSs were sold to the public in the Company’s initial public offering. The number of restricted shares to be issued on the second anniversary and third anniversary of August 4, 2008 will be equal to the quotient yielded by dividing US$100 by the ordinary share price calculated based on the closing price of the Company’s ADSs at the date of issuance. This stock-based compensation with fixed monetary amount has been recognized as expense over the three-year period with a corresponding liability accrued prior to the issuance of shares. Upon the issuance of shares, the related liability will be eliminated against additional paid in capital.

Total share-based compensation expense of share-based awards granted to employees and non employees recognized for the years ended September 30, 2008 and 2009 are as follows:

	As of September 30,
	2008	2009
	US$	US$

Cost of services	689	1,854
General and administrative expenses	629	1,612
Selling expenses	161	454

	1,479	3,920

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2008 AND 2009

(In thousands, except share and per share data)

22. SUBSEQUENT EVENTS

The Company granted the following share options on November 17, 2009 pursuant to the Prior Plan and the New Plan. 1,361,900 share options on the Group’s ordinary share were granted to selected employees for an exercise price per share equal to US$1.87. The option shall vest as to 25% of the total number of ordinary shares subject to the option on the first anniversary of the vesting commencement date. The remaining 75% of the total number of ordinary shares subject to the option shall vest in six substantially equal semi-annual installments, with the first installment vesting on the last day of the sixth month following the month in which the first anniversary of the vesting commencement date occurs and an additional installment vesting on the last day of every six months thereafter.

On November 17, 2009, the Company’s board of directors and compensation committee approved an amendment to the Company’s independent director’s restricted shares award agreement. Pursuant to the amended and restated award agreement, the independent director will receive, in lieu of two additional installments of restricted shares with a total value of US$200 as provided in the original agreement, a cash compensation of US$200 in two equal installments for her continuous service as the independent director and chairman of the audit committee. The first installment had been granted on November 17, 2009. The second installment will be granted on July 29, 2010, provided that the independent director agrees to continue to serve as an independent director and chairman of the audit committee until July 29, 2011.