Form 20-F
period 2010-09-30
China Distance Education Holdings LTD
filed 2011-03-25
CIK 1438644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2010

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 136,932,849 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

•	“China,” “Chinese” and “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	all references to “Renminbi” or “RMB” are to the legal currency of China, and all references to “U.S. dollar,” “dollar,” “$” or “US$” are to the legal currency of the United States;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“PRC GAAP” refers to generally accepted accounting principles in the People’s Republic of China.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended September 30, 2008, 2009 and 2010 and audited consolidated balance sheet data as of September 30, 2009 and 2010.

We completed our initial public offering of 8,750,000 ADSs, each representing four ordinary shares, on August 4, 2008. Our ADSs were initially listed on NYSE Arca under the symbol “DL.” On February 4, 2009, we transferred the listing and trading of our ADSs from NYSE Arca to the New York Stock Exchange, Inc., or the NYSE, under the same symbol “DL.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and growth strategies;

•	our future prospects and market acceptance of our online and offline courses and other products and services;

•	our future business development and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	projected enrollment numbers;

•	our plans to expand and enhance our online and offline courses and other products and services;

•	competition in the online and offline education and test preparation markets; and

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

Market Data and Forecasts

This annual report also contains data related to China’s education, online and offline education, professional education, test preparation and self-education markets that include projections based on a number of assumptions. These markets may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business prospects, results of operations and the market price of our ADSs. In addition, the relatively new and rapidly changing nature of these markets subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

A. Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the fiscal years ended September 30, 2008, 2009 and 2010 (other than ADS data), and the selected consolidated balance sheets data as of September 30, 2009 and 2010, reflecting the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810-10-65, Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“ASC Topic 810-10-65”), are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended September 30, 2006 and 2007 and the selected consolidated balance sheets data as of September 30, 2006, 2007 and 2008, except for the impacts of adoption of ASC Topic 810-10-65 which were reflected in this annual report, are derived from our audited consolidated financial statements, which are not included in this annual report. The following information should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Years Ended September 30,
	2006(6)	2007(6)	2008(6)	2009(6)	2010(6)
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	5,371	10,637	13,900	22,279	23,982
Books and reference materials	174	484	1,616	2,709	3,939
Others	122	725	2,058	5,133	6,825

Total net revenues	5,667	11,846	17,574	30,121	34,746

Cost of sales:
Cost of services(5)	(2,566)	(3,553)	(5,981)	(12,834)	(14,704)
Cost of tangible goods sold	(147)	(354)	(818)	(1,577)	(2,070)

Total cost of sales	(2,713)	(3,907)	(6,799)	(14,411)	(16,774)

Gross profit	2,954	7,939	10,775	15,710	17,972
Operating expenses:
Selling expenses(5)	(1,676)	(1,285)	(2,448)	(6,722)	(7,561)
General and administrative expenses(5)	(1,400)	(1,638)	(3,906)	(7,432)	(10,833)
Impairment of goodwill	—	—	—	—	(1,407)
Impairment of intangible assets	—	—	—	—	(274)
Impairment of purchased call option	—	—	—	—	(639)

Total operating expenses	(3,076)	(2,923)	(6,354)	(14,154)	(20,714)
Other operating income	—	131	209	292	74
Other expense	—	—	(144)	—	(112)

Operating (loss) income	(122)	5,147	4,486	1,848	(2,780)
Interest income (expense), net	(27)	(5)	176	742	463
Exchange loss	—	—	(75)	(6)	(66)
Equity in loss of an affiliated company	—	—	(64)	—	—

(Loss) income before income taxes	(149)	5,142	4,523	2,584	(2,383)
Less: Income tax expense (benefit)	(198)	(307)	526	1,478	459

Net (loss) income	49	5,449	3,997	1,106	(2,842)
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion to beneficial conversion feature of Series A convertible contingently redeemable preferred shares	—	(903)	(9,332)	—	—
Net loss attributable to noncontrolling interest	—	—	—	82	944

Net (loss) income attributable to China Distance Education Holdings Limited	49	4,546	(5,335)	1,188	(1,898)

Net loss (income) per share:
Net(loss) income attributable to China Distance Education Holdings Limited shareholders
Basic	Nil	0.04	(0.05)	0.01	(0.01)
Diluted	Nil	0.04	(0.05)	0.01	(0.01)
Net loss (income) per ADS:
Net (loss) income attributable to China Distance Education Holdings Limited shareholders(1)
Basic	Nil	0.16	(0.20)	0.03	(0.06)
Diluted	Nil	0.16	(0.20)	0.03	(0.06)
Weighted average shares used in calculating net (loss) income per share:
Basic	100,000,000	95,415,512	100,373,673	140,260,811	138,232,493
Diluted	100,000,000	95,415,512	100,373,673	140,475,941	138,232,493
Other Consolidated Financial Data:
Gross Margin(2)	52.1%	67.0%	61.3%	52.2%	51.7%
Operating Margin(3)	(2.2)%	43.5%	25.5%	6.1%	(8.0)%
Net Margin(4)	0.9%	46.0%	22.7%	3.9%	(5.5)%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents operating (loss) income as a percentage of net revenues.
(4)	Net margin represents net (loss) income as a percentage of net revenues.
(5)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	Years Ended September 30,
	2006	2007	2008	2009	2010
	(In thousands of $)
Cost of services	—	—	689	1,854	1,787
Selling expenses	—	—	161	454	567
General and administrative expenses	—	—	629	1,612	2,033

Total share-based compensation expenses	—	—	1,479	3,920	4,387

(6)	The selected consolidated statements of operations data for the fiscal years ended September 30, 2006, 2007, 2008, 2009 and 2010 (other than ADS data) have reflected the adoption of ASC Topic 810-10-65.

	As of September 30,
	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)
	(In thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	690	7,106	66,223	21,437	58,755
Total assets	3,988	19,928	85,326	92,533	95,835
Deferred revenue	1,784	2,524	3,891	7,643	8,854
Refundable fees	53	1,907	4,688	1,781	1,564
Total liabilities	3,267	6,241	12,576	15,661	18,812
Series A convertible contingently redeemable preferred shares	—	903	—	—	—
Total China Distance Education Holdings Limited shareholders’ equity	721	12,784	72,750	73,909	74,986
Total liabilities and equity	3,988	19,928	85,326	92,533	95,835

(1)	The selected consolidated balance sheets data as of September 30, 2006, 2007, 2008, 2009 and 2010 have reflected the adoption of ASC Topic 810-10-65.

Exchange Rate Information

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB6.6905 to $1.00, the noon buying rate in effect as of September 30, 2010. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On March 18, 2011, the noon buying rate was RMB6.5689 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Renminbi per U.S. dollars Noon Buying Rate
	Average(1)	Low	High	Period End
Fiscal year ended September 30, 2006	8.0178	8.0924	7.8965	7.9040
Fiscal year ended September 30, 2007	7.6947	7.9168	7.4928	7.4928
Fiscal year ended September 30, 2008	7.0936	7.5158	6.7800	6.7899
Fiscal year ended September 30, 2009	6.8302	6.8842	6.8171	6.8262
Fiscal year ended September 30, 2010	6.8112	6.8330	6.6869	6.6950
Most recent six months:
September 2010	6.7396	6.8102	6.6869	6.6905
October 2010	6.6675	6.6912	6.6397	6.6705
November 2010	6.6538	6.6892	6.6330	6.6670
December 2010	6.6497	6.6745	6.6000	6.6000
January 2011	6.5964	6.6364	6.5809	6.6017
February 2011	6.5761	6.5965	6.5520	6.5713
March 2011 (through March 18, 2011)	6.5690	6.5743	6.5540	6.5689

Source: Federal Reserve Bank of New York and U.S. Federal Reserve

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

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

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the legal, healthcare, construction engineering and other industries, as well as participants of online courses for self-taught learners seeking higher education and other forms of online and offline education. In addition to regular classes, we have also introduced, in the past couple of years, “elite” classes and “premium” classes within some of our most popular course offerings to better serve the needs of high-end customers. The profitability of the elite classes may be subject to risks given that the course participants enjoy refund privileges if certain pre-agreed conditions are met. The profitability of the premium classes may also be subject to risks given that course participants enjoy a 50% discount off the fee of the same courses they may enroll in for the following year if certain pre-agreed conditions are met. The profitability of courses for the examinations of American Institute of CPAs may also be subject to risks given that course participants may retake the same courses free of charge for the following year if certain pre-agreed conditions are met. We also offer business start-up training courses, which are subsidized by governments, to target university students, job seekers and individuals interested in learning to start a business, the profitability of which may be subject to risks given that the subsidy we are entitled to receive from government authorities in certain provinces and cities may be reduced if certain stipulated conditions in the government authorities’ subsidy policies are not met. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

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

We face competition from providers of traditional offline education, training and test preparation services, and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation market. The provision of professional education and test preparation courses over the Internet is a relatively recent concept. Although online education is increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally viewed as a more accepted method. We therefore compete with traditional in-person educational institutions and training centers in the various subject areas for which we offer courses. As most of our courses are conducted solely online, if the perception persists or increases that traditional forms of education and training are preferred, we may not be able to compete effectively with competitors engaging in traditional forms of education and training. In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the foreign partners’ technology and experience developed in their home markets. Following our expansion into providing offline primary and secondary school supplementary courses and business start-up training courses since 2009, we also face competition from providers of traditional offline education in these areas.

Our present and future competitors may have longer operating histories, larger student enrollments, larger teams of professional staff and greater financial, technical, marketing and other resources. They may be able to devote more resources to the development and promotion of their courses and services, and may be able to react more quickly to changing customer requirements and demands, deliver competitive services at lower prices or respond to new technologies, trends or user preferences more effectively than we can. They may be able to offer services and products with better performance and prices than ours with the result that their services and products may gain greater market acceptance than ours. They may also offer free promotional services and products in connection with their marketing campaigns or significantly lower the prices for their services and products in order to attract students and capture additional market share. There is no assurance that we will be able to compete effectively with such present and future competitors or to adjust effectively to changing market conditions and trends. Our failure to compete effectively could erode our market share, result in a fall in the number of our course participants, or lead to price reductions or increased spending for marketing and promotion of our courses, any of which may materially and adversely affect our profitability.

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

We provide online professional education and test preparation courses relating to the accounting, legal, healthcare, construction engineering and other industries. In addition, we also provide online professional continuing education courses relating to the accounting, healthcare and construction engineering industries. We have obtained approval, and in some cases exclusive rights, to offer self-taught study process monitoring programs in certain provinces and cities, to allow learners to earn up to 30% of the credits they need to obtain post-secondary self-taught education degree. If there is any material change to the perceived difficulty, requirements or formats of examinations and continuing education in these subject areas, and we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, the demand for, and relevance of, our courses and training materials may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

Our business could be adversely affected by changes in the perceived difficulty, requirements or formats of business start-up training courses, or changes in the government authorities’ subsidy policy.

We provide business start-up training courses, which are sponsored by government authorities, to university students and other job seekers using materials prepared in accordance with requirements of the relevant government authorities in various provinces and cities. We do not charge the course participants fees, instead, we receive payments from the relevant government authorities for courses provided and our net revenue generated from such courses is conditioned on our ability to meet the government stipulated conditions under the subsidy policies. Such policies are established by relevant government authorities in various provinces and cities. When determining our entitlement to the subsidy, the government authorities consider the pass rate of our course participants’ business proposals as evaluated by such authorities, as well as the business start-up rate and employment rate of our course participants. If there is any material change to the perceived difficulty, requirements or formats of the courses or the government subsidy policy in relevant provinces and cities, and we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, or to meet the stipulated conditions of the government subsidy policy, the demand for our courses and training materials may decrease and our revenue generated from this course offering may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

Our business is dependent on our lecturers comprised primarily of academics and experienced practitioners within their respective industries who are typically engaged on a part-time contractual basis, and some of whom are not bound by exclusivity restrictions.

Most of our courses are conducted by lecturers, comprised primarily of academics from post-secondary educational institutions and experienced practitioners within their respective industries in China. The popularity and effectiveness of our courses depend on the teaching ability of these lecturers and their reputation as skilled lecturers. Our lecturers are typically engaged on a part-time contractual basis for periods ranging from one to three years, except for some more experienced lecturers for whom the contract periods are relatively longer. Most lecturers are not bound by exclusivity restrictions. If our lecturers fail to deliver quality lectures as a result of inadequate devotion of their time and energy to our courses or for other reasons, our business may be adversely affected. In addition, as the online education industry grows and matures, we may face increasing competition from our competitors for lecturers with good reputations and effective teaching skills, and on whom we rely for the delivery of quality services and to maintain and promote our leading market position. Furthermore, some provinces and municipalities where we have business operations including Beijing have promulgated local regulations prohibiting public school teachers from providing paid tutoring services. If our lecturers that are academics from post-secondary educational institutions choose to, or are forced to, discontinue their relationship with us to comply with the relevant local regulations, we will need to seek new lectures to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all. Any failure to attract qualified lecturers or to maintain or improve the quality of our lectures could adversely affect our reputation and operating results.

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

As of March 10, 2011, our co-founder and chief executive officer, Mr. Zhu, beneficially owned 57,530,894 ordinary shares or approximately 42.24% of our outstanding ordinary shares. Mr. Zhu is an affiliate as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, due to the large size of his shareholding in us and his positions with us as our chairman and chief executive officer. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Furthermore, we engaged in related party transactions with Mr. Zhu and entities controlled by Mr. Zhu in the past. For example, we rented our office premises located at Xueyuan International Tower in Beijing from Mr. Zhu from 2004 to 2007, and purchased such office premises from Mr. Zhu in 2007 at mutually agreed prices. However, we cannot assure you that such transactions have always been conducted on an arms’ length basis or on terms that are most favorable to us and our shareholders.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.

We have experienced seasonality and expect in the future to continue to experience seasonality in revenues related to the provision of our education courses primarily due to seasonal changes in course enrollments and the timing of various exams. We typically open new online courses to enrollment approximately six months before the relevant exam date. As the majority of our course participants take non-refundable courses relating to the main professional accounting exams, which are typically held in May and September, we historically have experienced higher revenues during the quarters ending June 30 and September 30 of each fiscal year. With respect to our refundable courses, which is also primarily related to the main professional accounting exams, we typically recognize revenues 15 days after the release of the relevant exam results when the participants’ applicable refund privileges expire, resulting in higher revenues in the quarter ended March 31 and September 30. With respect to our professional continuing education courses, we typically recognize revenues on a straight line basis over the subscription period, starting from a course participant’s enrollment date, ranging from 30 days to two years. As the majority of our course participants take accounting professional continuing education courses in the second half of the calendar year, we historically have experienced higher revenues during the quarters ending September 30 and December 31 of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

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

We also rely on China Telecommunications Corporation, or China Telecom, China United Network Communications Group Co., Ltd., or China Unicom, and China Tie Tong Telecommunications Corporation, or China Tie Tong, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the telecommunications networks of China Telecom, China Unicom and China Tie Tong or if they otherwise fail to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues.

Furthermore, we have no control over the costs of services provided by China Telecom, China Unicom and China Tie Tong. If the prices that we pay for telecommunications and Internet services rise significantly, our gross profit and net income could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our visitor traffic may decrease, which in turn may harm our revenues.

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

We adopted our Share Incentive Plan in April 2008, under which we have to date granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers. We adopted in July 2008, and amended and restated in February 2009, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 9,898,664 ordinary shares as of September 30, 2010, plus an automatic annual adjustment. Pursuant to the New Plan, we have to date granted options for the purchase of a total of 1,761,900 ordinary shares, and issued 157,143 restricted shares, to selected directors, and employees. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plan.” In connection with the share options we granted and restricted shares we issued, we incurred $1.5 million, $3.9 million and $4.4 million of share-based compensation expenses in the fiscal years ended September 30, 2008, 2009 and 2010, respectively, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Share-based Compensation Expenses.” The expenses associated with options granted and restricted shares issued under the share incentive plans may continue to materially impact our future results of operations. In addition, if we grant additional options, restricted shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders.

We may need additional capital but may not be able to obtain it on acceptable terms or at all.

We believe that our current cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We do not anticipate that our current expansion plans will require significant capital commitments due to the scalability of our business model. We do, however, expect to spend money on the further development of our “Chinaacc” brand and other brands in the disciplines for which we offer courses. We do not expect our short-term and long-term cash requirements to be materially different.

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

We have historically complemented our organic growth through the selective acquisition of complementary businesses, assets, products or technology, or the formation of joint ventures, and we may continue to do so in the future. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. Consummation of acquisitions and the subsequent integration of new assets and businesses into our own could also be costly and require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect and may even result in our suffering losses. For example, with respect to our acquisition of business start-up training business, we are seeking through arbitration to require the vendors, among other things, to compensate us for the loss incurred as a result of their failure to perform the related agreement. For more information regarding the arbitration, please see “Item 8. Financial Information—Legal Proceedings.” Moreover, completions of acquisitions are typically subject to various approval processes. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay. Furthermore, acquisitions or joint ventures could result in the use of substantial amounts of cash, potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, the occurrence of significant goodwill, intangible assets and other long-term assets impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our operations could be disrupted by an outbreak of fire or other calamities and we have limited insurance coverage.

We store books and audio and visual products at our premises to support our courses. As such, there is a risk that these products and our premises may be damaged or destroyed by fire and other natural calamities. Any disruption of electricity supply or any outbreak of fire or similar calamities at our premises may result in the breakdown of our facilities and disruption to our business. In addition, any fire or other calamity at the facilities of our third-party service providers that host our servers could severely disrupt our ability to deliver our courses and other services over our websites.

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

Our business could be materially and adversely affected by natural calamities or health epidemics such as influenza, severe acute respiratory syndrome or other epidemics. On May 12, 2008, a major earthquake struck China’s populous Sichuan province and was felt across much of the country, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of an announcement by the Ministry of Finance to postpone the administration of the Elementary Level and Intermediate Level Accounting Professional Qualification Exams across China as a direct result of the earthquake, which exams were originally scheduled to be held on the third weekend of May 2008. On July 2, 2008, the Ministry of Finance announced that these exams will be held on September 6 and 7, 2008. As a result of the exam dates being rescheduled from May 2008 to September 2008, deferred revenue generated from our test preparation courses relating to the two major accounting exams was not fully recognized as revenue by May 2008, but were recognized over a longer period of time through September 2008. In addition, refundable fees relating to these two exams were not recognized as revenue in the fiscal fourth quarter ending September 30, 2008 and were instead recognized in the fiscal first quarter ending December 31, 2008 when the exam results were released. For a more detailed discussion of how we recognize revenues, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Revenue Recognition.” In addition, in recent years, there were reports regarding the occurrences of various forms of influenza in different parts of China, including cases resulting in deaths. Any occurrences of natural calamities or epidemics may result in the postponement or rescheduling of examinations for which we provide courses, which may in turn have an adverse impact on our revenues and performance. In addition, if our employees are affected by natural calamities or contagious or virulent diseases, we may fail to provide our courses, materials and services in a timely manner, which will have an adverse impact on our financial performance. We have not adopted any written preventive measures or contingency plans to combat any future natural calamities or outbreak of epidemics. Any natural calamities or prolonged recurrence of adverse public health developments in China may have a material and adverse effect on our business operations, financial performance and prospects.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to our annual report on Form 20-F for the fiscal year ended September 30, 2010.

Our management has concluded that our internal control over financial reporting was effective as of September 30, 2010. Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of September 30, 2010. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Because we are a Cayman Islands company and we hold the equity interests of our PRC subsidiaries indirectly through China Distance Education Limited, a Hong Kong company, or CDEL Hong Kong, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among CDEL Hong Kong, our two PRC subsidiaries, Beijing Champion Distance Education Technology Co., Ltd., or Champion Technology and Beijing Champion Education Technology Co., Ltd. or Champion Education Technology, our affiliated PRC entity, Beijing Champion and its shareholders. Beijing Champion is a PRC limited liability company 79% owned by Zhengdong Zhu, our chairman and chief executive officer and a major shareholder, and 21% owned by Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. Beijing Champion holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of China’s Ministry of Industry and Information, or MII, which allows Beijing Champion to provide Internet content distribution services. Each of Beijing Caikaowang Company Limited, or Caikaowang, Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge, and Beijing Zhengbao Yucai Education Technology Co., Ltd., or Zhengbao Yucai, is a subsidiary of Beijing Champion, and holds an ICP license issued by the Beijing Telecommunications Administration Bureau. Beijing Champion and its subsidiaries have also received approvals issued by the Beijing Telecommunications Administration Bureau to provide online bulletin board services on 13 of our 17 websites where we currently provide such services. In addition, Beijing Champion holds a Permit of Internet Cultural Activities issued by the Ministry of Culture, which permits Beijing Champion to engage in production and dissemination of cultural products through the Internet. The ICP licenses and other approvals held by Beijing Champion and its subsidiaries are essential to the operation of our business.

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

Zhengdong Zhu and Baohong Yin are husband and wife, and shareholders of Beijing Champion, holding equity interests of 79% and 21%, respectively. The interest of Zhengdong Zhu and Baohong Yin as shareholders of Beijing Champion may differ from our interests. Although both of Zhengdong Zhu and Baohong Yin have given undertakings to act in the best interests of Champion Technology, we cannot assure you that when conflicts arise, these individuals will act in our best interests or that conflicts will be resolved in our favor.

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

Each of our affiliated entities including Beijing Champion, Caikaowang, Zhengbao Yucai and Champion Wangge is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. Our affiliated entities have obtained primary approvals including an ICP license for our 17 websites and an approval for operating electronic bulletin board services on 13 websites where we currently provide such services. These licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Our affiliated entities, however, may be required to obtain additional licenses, such as an Internet Publishing License for engaging in Internet publishing and an Internet News Information Services Provision Approval for engaging in distribution of news through the Internet. If any of our affiliated entities fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

If we are unable to re-register or obtain the necessary license as required by the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, promulgated in 2007 timely, or at all, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, in which case our business, financial condition and results of operations may be materially and adversely affected.

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

Due to uncertainties with respect to the interpretation and application of the Internet Audio-Video Program Measures, each year, we and our PRC counsel consult the Beijing Branch of SARFT, or Beijing SARFT, which is the competent authority in Beijing to grant the License for Disseminating Audio-Video Programs through Information Network, by way of face-to-face interview or telephone consultation regarding whether online education services providers like us that provide audio-video educational courses and programs through the Internet only to enrolled course participants should apply for said license. The officials in Beijing SARFT replied verbally in 2008, 2009 and early 2010 that we were not required to apply for said license as we are an education service provider that only transmits audio-video educational courses and programs through the Internet to enrolled course participants instead of the general public. However, when we consulted Beijing SARFT again in January 2011, Beijing SARFT indicated that the scope of application of the Internet Audio-Video Program Measures was expanded by SARFT to cover educational course providers like us and thus we are required to apply for the License for Disseminating Audio-Video Programs through Information Network. Further to the application scope expansion, in January 2011, a joint administrative enforcement commission of the Beijing government (including Beijing SARFT) issued a warning to us and fined us RMB6,000 ($897) for providing audio-video educational courses without obtaining the License for Disseminating Audio-Video Programs through Information Network. After the consultation, we began to apply to Beijing SARFT for said license. After accepting our application in February 2011, Beijing SARFT sent us a written reply on March 8, 2011. According to the reply, due to the special circumstance that we have been involved in the distance education industry for many years and our websites www.chinaacc.com, www.chinalawedu.com, and www.ck100.com had been approved by the Ministry of Education and the related telecommunication authority before the promulgation of Internet Audio-Video Program Measures, Beijing SARFT would further deliberate our application and officially respond to us thereafter. We cannot assure you our application will be approved by Beijing SARFT timely or at all. If we are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

If we fail to obtain and maintain the requisite licenses and approvals required for operating private schools, our business, financial condition and results of operations may be materially and adversely affected.

Under current PRC laws, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC or its local counterparts as a privately run non-enterprise institution. Zhejiang Champion Xinlixiang Education Management Co., Ltd., or Champion Xinlixiang, has applied for such a permit for independently operating a private school that provides Gaokao retake preparation and high-school supplementary tutoring courses and its application has been officially accepted by the related governmental authority. However, we can not assure you that we will be able to obtain such permit timely, or at all. This permit is essential to our Gaokao retake preparation and high-school supplementary tutoring courses. If we fail to obtain or maintain such permit or other required approvals, we may not be able to provide Gaokao retake preparation and high-school supplementary tutoring courses independently (or we may otherwise need to restructure our Gaokao retake preparation and high-school supplementary tutoring business) or may be subject to various penalties, such as confiscation of illegal revenues and fines. Any such disruption in our business operations will materially and adversely affect our business, financial condition and results of operations.

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

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, Champion Technology and Champion Education Technology, are wholly foreign-owned enterprises, and both are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our PRC affiliated entities, Beijing Champion, Caikaowang, Champion Wangge, Beijing Haidian District Champion Training School, or Champion Training School, Zhengbao Yucai, and Champion Xinlixiang, are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the education sector, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable between 6.8 and 6.9 Renminbi per U.S. dollar for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Champion Technology, an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment under the phase-out rules, whereas Champion Education Technology, established after the promulgation date, was no longer entitled to its preferential treatment as of January 1, 2008. The New EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. Champion Education Technology is no longer entitled to the 15% reduced tax rate and became subject to the statutory 25% EIT rate as of January 1, 2008 because it does not qualify under the new criteria. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the New EIT Law on December 24, 2008 with a valid period of three years starting from January 1, 2008. As a result, Beijing Champion is subject to the tax rate of 15% from 2008 through 2010. Champion Technology is subject to the tax rate of 7.5% for 2008 through 2009 and 15% for 2010. However, the continued qualification of a high and new technology enterprise will be subject to annual evaluation and a three-year review by the relevant government authority in China. The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Beijing Champion and Champion Technology will continue to qualify as high and new technology enterprises under the New EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application of such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiary, Champion Technology, and affiliated entity, Beijing Champion, could adversely affect our business, operating results and financial condition.

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

Our management is currently based in China and expected to remain in China. Although CDEL Cayman as our holding company is not controlled by a PRC company or company group, we cannot assure you that CDEL Cayman will not be deemed to a “resident enterprise” under the EIT law and its implementation rules. The “resident enterprise” rule could be applied to CDEL Hong Kong as our intermediate holding company and Practice Enterprises Network China International Links Limited, or PENCIL with similar consequences. If the PRC tax authorities determine that CDEL Cayman, CDEL Hong Kong and PENCIL are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules, a dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to CDEL Cayman from our PRC subsidiaries through CDEL Hong Kong would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2011 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

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

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75. According to SAFE Circular 75, prior to establishing or assuming control of an offshore enterprise for the purpose of financing that offshore enterprise with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore enterprise upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore enterprise or (ii) any overseas fund-raising by such offshore enterprise after such injection. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore enterprise, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests. Under SAFE subsequent SAFE rules, PRC subsidiaries of an offshore enterprise governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, our PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries.

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

In March 2007, SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Holding Plan or Share Option Plan of Overseas Listed Company, or the Share Option Rule. Under the Share Option Rule, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to the Share Option Rule. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities, which may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations. See “Item 4.B. Information on the Company — Business overview — Regulations — SAFE Regulations on Employee Share Options.”

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

We conduct substantially all of our operations in China and substantially all of our assets other than a majority of cash and cash equivalents are located in China. In addition, most of our directors and executive officers reside outside the United States. As a result, it may be difficult to effect service of process upon us or our directors or executive officers. In addition, you may find it difficult or impossible to bring an action against us or our directors or executive officers in a PRC court if you believe your rights have been infringed under the U.S. federal securities law or otherwise. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court orders.

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

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements, acquisitions, cessation of business lines or legal disputes including arbitration, and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of September 30, 2010, there were 136,932,849 ordinary shares outstanding. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of September 30, 2010, there were 11,620,104 outstanding options to purchase ordinary shares out of which 5,234,700 outstanding options has vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

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

Based in part on our estimate of the composition of our income and our estimates of the value of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate, there can be no assurance that we will not be a PFIC in 2011 or in any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

In March 2003, we incorporated China Distance Education Limited, or CDEL Hong Kong, in Hong Kong. We then conducted a series of transactions to reorganize our corporate structure and have CDEL Hong Kong become our offshore holding company.

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

In March 2009, we acquired the business start-up training services from Beijing Yinglun Yucai Education Consulting Co., Ltd., or Yinglun Yucai, which was owned by Mr. Liang Ma, a third-party individual. The acquired business is operated by Zhengbao Yucai, an entity established by Beijing Champion. With an initial consideration of RMB36 million ($5.3 million), we are entitled to 60% of the ownership interest of Zhengbao Yucai. For more recent developments with respect to this acquisition, please see “Item 8. Financial Information-Legal Proceedings.”

In September 2009, we acquired the business of Gaokao retake preparation and high-school supplementary tutoring services from Mr. Junnan Ye and Mr. Xiujie Hu, two third-party individuals. The acquired business is operated by Champion Xinlixiang, an entity established by Champion Wangge. With an initial consideration of RMB16 million ($2.4 million), we were entitled to 60% of the ownership interest of Champion Xinlixiang. In November 2010, we agreed with Mr. Junnan Ye and Mr. Xiujie Hu that the profit target for the fiscal year 2010 stipulated in the original purchase agreement was not met by Champion Xinlixiang. Accordingly, pursuant to the terms of the original purchase agreement, Mr. Junnan Ye and Mr. Xiujie Hu surrendered their 40% ownership interest in Champion Xinlixiang to us for no consideration on October 1, 2010.

In February 2010, Practice Enterprises Network China International Links Limited, or PENCIL was incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception.

We incurred capital expenditures of $1.8 million, $5.5 million and $3.1 million in the fiscal years ended September 30, 2010, 2009 and 2008, respectively. The amount of capital expenditures in the fiscal year ended September 30, 2010 related primarily to our expenditures on property, plant and equipment, and software. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see Item “5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures.”

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

B. Business overview

Overview

We offer a wide range of online education and test preparation courses and other related services and products. Our online courses are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering and other industries. We believe we are the largest provider of online education in China focusing on professional education, as measured by total number of course enrollments. We also offer online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, we offer online foreign language courses. Our online courses feature audio-video lectures delivered through the Internet using streaming media and other Internet-based technologies, and are supplemented by our proprietary textbooks, tutoring, online assignments and exercises, mock examinations and other forms of course-related support. Course participants are able to access our courses through the Internet at times and places most convenient for them and to easily interact with a broad online community of course participants, professionals, lecturers and tutors. In addition, we also offer offline Gaokao retake courses and offline business start-up training courses.

We launched our first online education course in March 2001 through our www.chinaacc.com website to offer online accounting courses designed to help course participants prepare for China’s Intermediate Level Accounting Professional Qualification Examination. Our online accounting education business has experienced substantial growth since then. We believe our “Chinaacc” brand has now become widely recognized in China as a leading source for online training, test preparation and continuing education within China’s accounting industry. We have also expanded our online course offerings into other areas. In June 2003, we launched a website to provide preparatory courses for China’s primary legal exam, the National Judicial Examination. In January 2005, we launched a website to provide training and licensure exam courses for various healthcare professionals, including doctors, nurses and pharmacists. As of September 30, 2010, we operated 17 websites, including our main website www.cdeledu.com and 16 other websites, each dedicated to a specific industry, profession or subject area.

In addition to our online education courses, which accounted for 79.1%, 74.0% and 69.0% of our net revenues in the fiscal years ended September 30, 2008, 2009 and 2010, respectively, we also sell books and reference materials through third-party bookstores and distributors across China, and, to a lesser extent, through our online bookstore and our offices in Beijing. In the fiscal year ended September 30, 2009, we also further expanded our course offerings into offline areas, including information technology courses, Gaokao retake courses, and business start-up training courses. With regard to our business start-up training courses, we recorded minimal revenue in the fiscal year ended September 30, 2010, as we temporarily cut back the business early this fiscal year for business and management team adjustment, and gradually resumed delivering the training courses after April 2010. We also, from time to time, provide course production services, platform production services and magazine content production services, for certain customers at their request, and provide in-person professional training for accounting firms.

Our net revenues were $17.6 million, $30.1 million and $34.7 million in the fiscal years ended September 30, 2008, 2009 and 2010, respectively. Our net income was $4.0 million and $1.2 million in the fiscal years ended September 30, 2008 and 2009, respectively. We incurred a net loss of $1.9 million in the fiscal year ended September 30, 2010. Our lower net income during the fiscal year ended September 30, 2009 compared to the fiscal year ended September 30, 2008 resulted mainly from share-based compensation expenses of $3.9 million arising from our grant of options and restricted shares, and additional expenses associated with being a U.S. public company in that period. Our net loss during the fiscal year ended September 30, 2010 compared to the net income in the fiscal year ended September 30, 2009 resulted mainly from additional share-based compensation expenses arising from our share options granted in the first quarter of the fiscal year ended September 30, 2010, impairment of goodwill, intangible assets and purchased call options acquired with the acquisitions of Zhengbao Yucai and Champion Xinlixiang, and significant bad debts provision arising in that period. Our total course enrollments increased from approximately 743,000 for the fiscal year ended September 30, 2008 to 1,134,000 and 1,215,000 for the fiscal years ended September 30, 2009 and 2010, respectively.

Our Online Education Services

We offer online courses through our websites designed to help course participants obtain and maintain the skills, licenses and certifications necessary to pursue their careers and professions in China. Our online professional education courses cover a wide range of industries, including accounting, law, healthcare, construction engineering and others. We also offer online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students for various academic and entrance exams. Additionally, we offer online foreign language courses.

The following table provides data regarding our current online course offerings and classes as of September 30, 2010. Each course typically represents a major examination or continuing education program within an industry or academic field. Our course offerings are comprised of multiple courses and different types of classes within each course.

Subject Area	Website	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com	19	506
	www.ck100.com	5	83
Law	www.chinalawedu.com	4	239
Healthcare	www.med66.com	29	814
Construction Engineering	www.jianshe99.com	15	229
Information Technology	www.itatedu.com	17	40
Occupational Skills Exams	www.chinatat.com	9	110
Higher Education for Self-Taught Learners	www.zikao365.com	56	375
Adult Higher Education	www.chengkao365.com	2	22
Graduate School Entrance Exams	www.cnedu.cn	3	29
Foreign Languages	www.for68.com	12	91
Primary and Secondary Schools	www.ehappystudy.com	17	286

Total		188	2,824

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

To begin each class, course participants log into their online registered accounts to access the course lectures. For each lecture, the web page is divided into separate windows, including the video window, the hyperlink window, and the lecture script window. Through the video screen, course participants can view the video image of the lecturer and hear his or her voice, helping to replicate a classroom-like experience. From time to time during the lecture, the video screen displays the lecturer’s handwritten notes, helping to simulate a blackboard effect.

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

Legal Courses

In June 2003, we launched our www.chinalawedu.com website to provide preparatory courses for legal examinations in China. Currently, we offer courses relating to China’s most important nationwide legal examination, the National Judicial Examination, which was introduced in 2002 and is administered annually in September by the PRC Ministry of Justice. Persons seeking to become judges, procurators and lawyers in China are required to pass the exam to obtain the legal practitioner qualification certificate. Approximately 370,000, 410,000 and 395,000 candidates sat for the exams in 2008, 2009 and 2010, respectively. We also offer courses for the Enterprise Legal Counsel Examination held annually by the MOP in October for persons wishing to obtain a qualification certificate for in-house legal counsel positions.

Healthcare Courses

In January 2005, we launched our www.med66.com website to provide preparatory courses for a wide variety of healthcare professional exams. Currently, we offer courses mainly relating to three major nationwide healthcare exams: (i) the National Practicing Medical Doctor Qualification Examination, which is organized and administered annually by the Ministry of Health with approximately 940,000 candidates taking the exam in 2010, (ii) the Healthcare Professional Technical Qualification Examination jointly administered by the Ministry of Health and the MOP and (iii) the National Pharmacist Qualification Examination administered by the MOP and the State Administration of Drug Supervision.

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

Online Information Technology Courses

In May 2006, we launched our www.itatedu.com website in cooperation with the Education Administration Information Center of the Ministry of Education, or the MOE, to provide information technology application training to persons wishing to obtain an information technology application training, or ITAT, certificate issued by the Education Administration Information Center. The ITAT certificate evidences the holder’s proficiency in operating Windows, Word, Excel, PowerPoint, Access, WPS Office, AutoCAD and other applications. Since the launch of the examination in May 2000, approximately 2.5 million candidates have participated in the MOE training.

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

Our Higher Education for Self-Taught Learners

Through our website www.zikao365.com, we offer courses targeted at self-taught learners pursuing associate diplomas or bachelor’s degrees in various academic areas. They complete their self study and obtain government accredited diplomas or degrees by passing the Higher Education Examination for Self-Taught Learners administered by the MOE without having to enroll in and physically attend a traditional college or university. Statistics published by the MOE show that there are approximately 10 million exam takers of Higher Education Examination for Self-Taught Learners each year. We offer test preparatory courses to help self-taught learners pass the requisite exams. We have also entered into multiple-year cooperative agreements, sometimes exclusive, with the respective designated administrator of self-taught study process monitoring programs for self-taught learners in seven provinces and cities to allow self-taught learners to earn up to 30% of the credits they need to obtain associate diplomas or bachelor’s degrees.

Our Academic Exam Preparation and Foreign Language Courses Study Courses

Through our www.cnedu.cn website, we offer test preparation courses targeted at university students intending to take nationwide graduate school entrance exams in various disciplines administered by the MOE. Over the past three years, approximately 1.4 million people each year have taken such exams.

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

In September 2010, we entered into an agreement with AsknLearn Pte. Ltd., a subsidiary of Educomp Solutions, India’s largest education company, under which agreement we obtained exclusive rights to distribute Educomp’s Smart Class®, Edulearn and Wizlearn products in China. Educomp’s Smart Class®, Edulearn and Wizlearn products provide dynamic multimedia learning, teaching and administrative content and tools aimed at improving teacher effectiveness and productivity in-class, improving academic performance of students, and effectively managing school administrative processes. The solutions are primarily aimed at the primary and secondary school markets, and will significantly bolster our primary and secondary school offering. As part of the agreement, we will provide students and schools in China with access to Smart Class®, Edulearn and Wizlearn via our online platform.

Other Products and Services

Books and Reference Materials

We sell books and reference materials relating to various professional courses and exam subjects. To promote the use of our online courses, we also sell proprietary books and reference materials related to our courses such as the Elementary Level and Intermediate Level Accounting Professional Qualification Examination courses, the CPA Qualification Examination course, the Registered Tax Agent Examination courses, Accounting Professional Qualification Examination courses, accounting continuing education, the National Judicial Examination and the National Practicing Medical Doctor Qualification Examination. As we expand our course offerings, we may sell other books and reference materials on a standalone basis or together with our study cards. Our proprietary guidebooks are authored by lecturers teaching the relevant online courses. In substantially all cases, we own the copyright to these books pursuant to agreements with the lecturers. We engage third-party publishers to publish our reference books. We distribute these books and materials through third-party bookstores and distributors across China, as well as through our online bookstore and our offices in Beijing.

Offline education services

Offline Information Technology Courses

In September 2008, we launched offline information technology application training courses for persons wishing to obtain an information technology application training, or ITAT, certificate issued by the Education Administration Information Center of MOE. The ITAT certificate evidences the holder’s proficiency in operating Java Web Development, Network Security, Network Integration and other applications. We ceased to offer offline information technology courses in the fourth quarter of fiscal year ended September 30, 2010, after conducting a cost benefit analysis.

Business Start-up Training Courses

In March 2009, we acquired the business start-up training business from Yinglun Yucai which was previously owned by Mr. Liang Ma, an independent third party. The training offering targets university students, job seekers and individuals who are interested in learning how to establish new businesses. The provision of such practical training is strongly encouraged by the Chinese government to promote employment opportunities in the country. For this course offering, we prepare training materials in accordance with requirements of the relevant government authorities in various provinces and cities. We do not charge the course participants fees. Instead, we receive subsidies from the relevant government authorities in various provinces and cities, which are conditioned on our ability to meet government stipulated conditions under the subsidy policies. When determining our entitlement to the subsidy, the government authorities consider the pass rate of our course participants’ business proposals as evaluated by such authorities, as well as the business start-up rate and employment rate of our course participants. We recorded minimal revenue for our business start-up training courses in the fiscal year ended September 30, 2010, as we temporarily cut back the business early this fiscal year for business and management team adjustment, and gradually resumed delivering the training courses after April 2010.

Primary and Secondary School Supplementary Courses

In September 2009, we acquired the business of Gaokao (nationwide college entrance exam) retake preparation and high-school supplementary tutoring courses previously established and operated by Mr. Junnan Ye and Mr. Xiujie Hu, two independent third parties. Through such acquisition, we gained access to the Gaokao retake and primary and secondary school supplementary education markets, a strategic expansion of our services which allowed us to provide comprehensive lifelong learning programs for our customers.

Professional Training for Accounting Firms

From time to time, we also provide in-person professional training for accounting firms.

Other Services

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

Our study cards are pre-paid scratch cards sold through our regional sales agents at points of sale throughout China. The pre-paid study cards come with face values ranging from RMB10 ($1.5) to RMB1,000 ($149.5). Course participants may purchase and use these study cards to register and pay for our courses. We first introduced pre-paid study cards in January 2003. In 2006, we began selling a “One Card Pass,” which can be used for multiple courses. This new card eliminates the need for our regional sales agents to purchase multiple types of cards and also provides an opportunity to cross-sell our course offerings. The One Card Pass comes with face values ranging from RMB10 ($1.5) to RMB500 ($74.7). These pre-paid study cards and One Card Pass were sold with expiration dates, typically two years from the print dates. In addition to the “One Card Pass,” we have another type of pre-paid study cards, which can be used solely for our accounting continuing education courses and have expiration dates, typically one year from the print dates.

With regard to offline primary and secondary school supplementary courses, course participants may choose the second and fourth payment methods, in the second and fourth bullet points as described above. With regard to business start-up training courses, course participants are able to attend free of charge. Instead, we receive a subsidy from government authorities if certain stipulated conditions under the government subsidy policy are met.

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

We believe superior delivery of our courses and learning materials over the Internet is also important to attracting and retaining course participants. We record, digitize and edit most of the audio-video lectures used in our courses on our own premises. We maintain 16 fully-equipped recording rooms to ensure the high-quality of the audio-video content and any graphics used in the lectures. Our editing department uses advanced digital audio-video editing software and equipment to eliminate breaks, pauses and unwanted noises from each lecture tape to further enhance the viewing and listening experience. All lectures are properly formatted to facilitate smooth transmission through our websites using streaming media and other Internet-based technologies. Our customer service team regularly seeks feedback on the quality of our courses from our course participants.

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

Our Lecturers

Our online course lecturers include academics from renowned higher education institutions in China and experienced practitioners within their respective fields. Our online lecturers work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. They are not our employees and are typically engaged for a one-to-three year period, except for some more experienced lecturers for whom the contract periods are relatively longer and some of them are obligated to conduct online lectures exclusively for us. The number of online lecturers actively producing online courses for us was 273, 629 and 370 in the fiscal years ended September 30, 2008, 2009 and 2010, respectively.

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

Course-Related Support and Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We maintain a well-trained pool of tutors, numbering 189 as of September 30, 2010, of which 81 are part-time employees. Our tutors are knowledgeable in the relevant fields and experienced with various types of exams or subject matters. They are able to provide timely, usually within 24 hours after a question is submitted, and accurate responses through our online question and answer board to various course-related questions raised by our course participants. To ensure the accuracy of responses, we introduced the second reviewer policy that all responses have to be reviewed by a senior tutor before they are delivered to our students. To ensure that our tutors are suitably qualified to support our courses, we have established stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experience and knowledge of various exams and subject matters. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter.

We believe that our high-quality tutorial and learning support service is critical to enhancing the learning experience of our course participants. Additionally, it helps us generate customer loyalty and attract potential course participants through recommendations from our existing course participants.

General Customer Service and Support

We have a dedicated general customer service team composed of 183 individuals as of September 30, 2010 that our customers can contact by email, our online customer service system or phone through our dedicated call center, 24 hours a day, seven days a week. Our customer support team members provide potential and existing course participants with comprehensive information and counseling regarding our courses and services, recommend suitable courses based on individual needs, assist in course enrollment, accept course fee payments, conduct regular telephone interviews seeking customer feedback on course participation experience and provide additional technical and other support on how to use and get the most out of our courses. We recruit our customer service personnel from candidates who have good communication skills and are committed to providing quality service to our customers. We provide on-the-job training for our new recruits, which includes pairing new recruits with experienced team members as mentors to train them in taking calls from customers. On an ongoing basis, we also evaluate the performance of our customer service staff, and provide training to improve their skills and inform them on new developments in our business.

Sales and Marketing

We rely on a combination of regional and online sales agents, as well as referrals and cross-selling to market our services and products.

Regional Sales Agents

We use regional sales agents to sell our pre-paid study cards, which represent the primary method for us to sell and receive payment for our courses. Our regional sales agents are comprised mostly of stores and other points of sale selling books, learning materials and other supplies to our target industries and professions. These agents sell our study cards and are responsible for promotion and advertising of our services in the regions where they operate. They also provide market feedback, which helps us in planning our marketing strategy and sales activities. As of September 30, 2010, we had approximately 1,800 active regional sales agents throughout China.

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

We also use regional sales agents to recruit course participants of the primary and secondary school supplementary courses offered by Champion Xinlixiang.

Online Agents

Our online agents are typically Internet companies and website operators in China that market our course offerings and other services on their websites. We pay our online agents a commission for each new course participant registered through their website. As of September 30, 2010, we had approximately 3,400 online agents marketing our online courses through their websites.

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

Other Advertising and Marketing Efforts

We place advertisements on high-traffic Chinese Internet portals and television, in newspapers, magazines, journals and on buses in many cities across China. We also promote our courses, services and products at examination registration centers, and education and career fairs. To raise our profile and promote our courses, regional sales agents normally assist with our promotional activities in their respective regions.

Our sales and marketing team participates in and conducts information sessions at various educational trade fairs, and distributes promotional materials to potential course participants at various examination registration centers. We further promote our courses by handing out complimentary study cards together with reference books and study materials that we sell at these examination registration centers. We have also established a number of scholarships totaling over RMB0.9 million ($0.1 million) in the fiscal year ended September 30, 2010 and granted awards to course participants who have achieved outstanding performances in various exams. These activities help to improve our profile and enhance our public image.

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

We maintain multiple servers, which access the Internet backbone via a 3,100 Mbps broadband line. These servers are separately located in multiple hosting facilities in several cities across China to mitigate any downtime arising from individual server failure. For reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our customers can access our services at any time. When a malfunction arises in a server or at a point of presence, the load balancing technology is able to automatically direct visitors to access the same contents through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and infrastructure to enable us to respond quickly to potential problems. We have not experienced a material disruption to our business or websites.

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

With the expansion of our course offerings to offline primary and secondary school supplementary courses and business start-up training courses since 2009, we face competition from providers of both traditional offline education and online education in these areas.

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

We have registered 32 software copyright for our proprietary online course delivery platform, customer service system, DRM encryption system, streaming media load balancing system, online course creation management system and certain other aspects of our online education platform with the National Copyright Administration of the PRC. We have also registered 338 trademarks with the China Trademark Office and an additional 57 trademark applications are currently pending. We, however, cannot assure you that all of our trademark applications will be successful.

As of February 28, 2011, we had registered 211 domain names relating to our business with the Internet Corporation for Assigned Names Numbers and China Internet Network Information Center, including those of all our 17 operating websites.

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

Seasonality

We have experienced seasonality and expect in the future to continue to experience seasonality in revenues related to the provision of our education courses primarily due to seasonal changes in course enrollments and the timing of various exams. We typically open new online courses to enrollment approximately six months before the relevant exam date. As the majority of our course participants take non-refundable courses relating to the main professional accounting exams, which are typically held in May and September, we historically have experienced higher revenues during the quarters ending June 30 and September 30 of each fiscal year. With respect to our refundable courses, which is also primarily related to the main professional accounting exams, we typically recognize revenues 15 days after the release of the relevant exam results when the participants’ applicable refund privileges expire, resulting in higher revenues in the quarter ended March 31 and September 30. With respect to our professional continuing education courses, we typically recognize revenues on a straight line basis over the subscription period, starting from a course participant’s enrollment date, ranging from 30 days to two years. As the majority of our course participants take accounting professional continuing education courses in the second half of the calendar year, we historically have experienced higher revenues during the quarters ending September 30 and December 31 of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. This seasonality factor may change in future periods if the timing of exams changes. In addition, as the mix of types of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams.

Regulations

The provision of our online and offline education services is subject to PRC laws and regulations relating to the telecommunications industry and the education services industry. This section sets forth a summary of the principal laws and regulations that affect our business activities in China, the industries in which we operate, and our shareholders’ right to receive dividends and other distributions from us.

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

Each of Beijing Champion, Caikaowang, Champion Wangge and Zhengbao Yucai holds an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MII, which allows it to provide Internet content distribution services through 17 websites owned by Beijing Champion and its subsidiaries. The ICP license held by Beijing Champion is valid through August 25, 2013, the ICP license held by Caikaowang is valid through July 10, 2013, the ICP license held by Champion Wangge is valid through November 9, 2014, and the ICP license held by Zhengbao Yucai is valid through May 6, 2015. These licenses and approvals are essential to the operation of our online professional education and test preparation services business.

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

Due to uncertainties with respect to the interpretation and application of the Internet Audio-Video Program Measures, each year, we and our PRC counsel consult the Beijing Branch of SARFT, or Beijing SARFT, which is the competent authority in Beijing to grant the License for Disseminating Audio-Video Programs through Information Network, by way of face-to-face interview or telephone consultation regarding whether online education services providers like us that provide audio-video educational courses and programs through the Internet only to enrolled course participants should apply for said license. The officials in Beijing SARFT replied verbally in 2008, 2009 and early 2010 that we were not required to apply for said license as we are an education service provider that only transmits audio-video educational courses and programs through the Internet to enrolled course participants instead of the general public. However, when we consulted Beijing SARFT again in January 2011, Beijing SARFT indicated that the scope of application of the Internet Audio-Video Program Measures was expanded by SARFT to cover educational course providers like us and thus we are required to apply for the License for Disseminating Audio-Video Programs through Information Network. Further to the application scope expansion, in January 2011, a joint administrative enforcement commission of the Beijing government (including Beijing SARFT) issued a warning to us and fined us RMB6,000 ($897) for providing audio-video educational courses without obtaining the License for Disseminating Audio-Video Programs through Information Network. After the consultation, we began to apply to Beijing SARFT for said license. After accepting our application in February 2011, Beijing SARFT sent us a written reply on March 8, 2011. According to the reply, due to the special circumstance that we have been involved in the distance education industry for many years and our websites www.chinaacc.com, www.chinalawedu.com, and www.ck100.com had been approved by the Ministry of Education and the related telecommunication authority before the promulgation of Internet Audio-Video Program Measures, Beijing SARFT would further deliberate our application and officially respond to us thereafter. We cannot assure you our application will be approved by Beijing SARFT timely or at all. If we are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

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

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MII and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. We have registered 211 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the State Administration of Industry and Commerce or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by SAIC or its local offices. We have registered 14 website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce.

Regulation of Bulletin Board Services

Under the Administrative Measures on Internet Information Services and the Administrative Measures on Internet Bulletin Board Services adopted by MII on October 8, 2000, an Internet information services provider must obtain prior approval if it wishes to provide Internet bulletin board services. On July 4, 2010, the State Council promulgated the Decision on Canceling or Delegating the Fifth Batch of Administrative Examination and Approval Items, pursuant to which the administrative approval for providing Internet bulletin board service was cancelled.

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

Regulation of Privacy Protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, it may be liable for damages caused to its users and penalties or sanctions may be imposed by PRC governmental authorities including MII or its local counterparts. We believe we are in compliance with these regulations.

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

Regulation of Online Cultural Activities

The Ministry of Culture promulgated the Interim Provisions on Internet Culture, or the Internet Culture Provisions, in May 2003, which became effective on July1, 2003 and was amended on July 1, 2004. The Internet Culture Provisions apply to all ICPs that carry out Internet cultural activities which involve the production and dissemination of cultural products via the Internet. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) production, duplication, importation, wholesale, retail, lease and broadcasting of the Internet cultural products; (ii) online dissemination whereby cultural products are posted on the Internet or transmitted via Internet to end-users, such as computers, fixed line telephones, mobile phones, radios, television sets and games machines, for online users’ browsing, reading, use or downloading; and (iii) exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which include audio-video products, game products, performance programs, works of art, cartoons and other cultural products. All entities engaging in commercial Internet cultural activities, or Internet Cultural Entities, must be approved by the Ministry of Culture in addition to the approval of MII. The Internet Culture Provisions state that applicants must also comply with the quantitative, structural and administrative plans for Internet Cultural Entities. On July 4, 2010, the State Council promulgated the Decision on Canceling or Delegating the Fifth Batch of Administrative Examination and Approval Items, pursuant to which the approval for Internet cultural entities has been delegated to the governmental agency of culture at the provincial level. Beijing Champion holds a Permit of Internet Cultural Activities issued by the Ministry of Culture in November 2008.

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

Based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, we believe that:

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

However, as the Administrative Regulations on Educational Websites and Online and Distance Education Schools has not been officially abolished, MOE or its local counterparts may continue to require online education providers like us to obtain approvals to run online education websites. If so required, we cannot assure you that such approvals can be obtained by us timely or at all.

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

Regulation of Audio-Video Product Wholesale, Retail and Rental

Under the Administrative Measures for the Wholesale, Retail and Rental of Audio-Video Products which was adopted by the Ministry of Culture and became effective on December 1, 2006, any enterprise or individual wishing to engage in the wholesale, retail or rental of audio-video products shall first get permission from the local government agency of culture. If an enterprise wishes to engage in the wholesale of audio-video products, it must obtain the Audio-Video Product Business Permit from the governmental agency of culture at the provincial level. If it wishes to engage in the retail or rental of audio-video products, then it shall get the Audio-Video Product Business Permit from the governmental agency of culture at the county level. Beijing Champion holds an Audio-Video Product Business Permit issued by the Cultural Commission of Haidian District, Beijing on April 25, 2007. This permit is valid through December 26, 2019.

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

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or MCA or its local counterparts as a privately run non-enterprise institution. Champion Xinlixiang has applied for such a permit for independently operating a private school that provides Gaokao retake preparation and high-school supplementary tutoring courses and its application has been officially accepted by the related governmental authority. However, we cannot assure you that we will be able to obtain such permit timely, or at all.

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

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as reasonable returns shall be determined by the school’s board of directors, taking into consideration the following factors: (i) the school’s tuition and other fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the school’s admission standards and educational quality. Information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. This disclosed information and the decision to distribute reasonable returns shall also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that dose not require reasonable returns. On July 29, 2010, the PRC central government, in the Outlines of China’s National Plan for Medium and Long Term Education Reform and Development promulgated by it, for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (i) for-profit private education entities and (ii) not-for-profit private education entities. However, this outline is still new and no further law or regulation has been promulgated to implement it yet.

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

C. Organizational Structure

Due to PRC legal restrictions on foreign ownership and investment in the Internet content distribution industry in China, we operate our online education business through Beijing Champion, a domestic Chinese company owned by Zhengdong Zhu and Baohong Yin, both of whom are PRC citizens. CDEL Hong Kong, Champion Technology and Champion Education Technology, all of which are our wholly owned subsidiaries, have entered into a series of contractual arrangements with Beijing Champion and its shareholders, including a technical support and consultancy services agreement, an exclusive purchase rights agreement, a courseware license agreement, a software license agreement, a courseware production entrustment agreement, a letter of undertaking from Beijing Champion’s two shareholders to Champion Technology, a letter from Champion Technology to Beijing Champion, declaration letters, power of attorneys, acknowledgement letters to us and acknowledgement letters to Champion Technology from each of Beijing Champion’s shareholders, and a notice to Beijing Champion and its shareholders from Champion Technology. These contractual arrangements also include equity pledge agreements (as amended and restated) entered into with each of the shareholders of Beijing Champion. As a result of these contractual arrangements, we have the power to direct the activities of, and have the right to receive benefits from, Beijing Champion, and accordingly, under U.S. GAAP, we consolidate Beijing Champion’s operating results in our consolidated financial statements.

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

Agreements that transfer economic benefits of the controlled affiliates and their subsidiaries to the Company

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

Software License Agreement, dated May 20, 2007. Pursuant to this agreement, Champion Education Technology granted Beijing Champion a non-exclusive license to use the online course delivery platform for the duration of its operating period. In return, Beijing Champion pays Champion Education Technology a license fee calculated based on the revenues generated from the use of the platform.

Courseware Production Entrustment Agreement, dated May 20, 2007. Pursuant to this agreement, Champion Education Technology provides Beijing Champion with services of editing, production, compilation, updating and maintenance of courseware. As consideration, Beijing Champion pays Champion Education Technology a fee calculated based on an hourly rate.

Agreements that provide the Company effective control over the controlled affiliates and their subsidiaries

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

Acknowledgement Letter to CDEL Cayman, dated March 25, 2008. Pursuant to this acknowledgement letter, the shareholders of Beijing Champion acknowledged their contribution of $0.5 million (equivalent to RMB3.2 million) to CDEL Hong Kong in May 2004 is subject to the equity pledge agreements described above.

Other agreements among the Company’s subsidiaries and the controlled affiliates

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

D. Property, Plants and Equipment

Our principal executive offices are located in approximately 2,495 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also lease approximately 4,324 square meters at the Xueyuan International Tower and 35,482 square meters at different locations of China. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A. Operating Results

Overview

We offer a wide range of online education and test preparation courses and other related services and products. Our online courses are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering and other industries. We also offer test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. We further offer online foreign language courses. Our online education courses, accounted for 79.1%, 74.0% and 69.0% of our net revenues in the fiscal years ended September 30, 2008, 2009 and 2010, respectively. In the fiscal year ended September 30, 2009, we also further expanded our course offerings into offline areas, including information technology courses, Gaokao retake courses and business start-up training courses. With regard to our business start-up training courses, we recorded minimal revenue in the fiscal year ended September 30, 2010, as we temporarily cut back the business early this fiscal year for business and management team adjustment, and gradually resumed delivering the training courses after April 2010. In addition, we sell books and reference materials through third-party bookstores and distributors across China and, to a lesser extent, through our online bookstore and our offices in Beijing. We also, from time to time, provide course production services, platform production services and magazine content production services for certain customers at their request, and provide in-person professional training for accounting firms.

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

Our net revenues were $17.6 million, $30.1 million and $34.7 million in the fiscal years ended September 30, 2008, 2009 and 2010, respectively. Our net income was $4.0 million and $1.2 million in the fiscal years ended September 30, 2008 and 2009, respectively. We incurred a net loss of $1.9 million in the fiscal year ended September 30, 2010. Our lower net income during the fiscal year ended September 30, 2009 compared to the fiscal year ended September 30, 2008 resulted mainly from share-based compensation expenses of $3.9 million arising from our grants of options and restricted shares and additional professional expenses associated with being a U.S. public company in that period. Our net loss during the fiscal year ended September 30, 2010 compared to the net income in the fiscal year ended September 30, 2009 resulted mainly from additional share-based compensation expenses arising from our share options granted in the first quarter of the fiscal year ended September 30, 2010, impairment of goodwill, intangible assets and purchased call options acquired with the acquisitions of Zhengbao Yucai and Champion Xinlixiang and, a $2.2 million of bad debt provision made for certain accounts receivables that have been outstanding for more than 360 days with respect to the business start-up training business, accounting continuing education courses and ITAT contest after an assessment of specific evidence indicating doubtful collection. Our total course enrollments increased from approximately 743,000 for the fiscal year ended September 30, 2008 to over 1,134,000 and 1,215,000 for the fiscal years ended September 30, 2009 and 2010, respectively.

General Factors Affecting Our Results of Operations

We have benefited significantly from overall economic growth and the expansion of the education market. Economic growth and increasing consumer consumption in China have contributed to a significant increase in spending on education. Furthermore, China’s integration into the global economy and growth in China’s professional services sector are driving demand for qualified talent in China, particularly in the areas of accounting, law, healthcare, construction engineering and financial services. We have also benefited from increasing Internet and broadband penetration rates in China, which have increased the acceptance of online education and training courses as an effective and convenient way for people to meet their educational and career development needs. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the Internet services industry and the education industry in China, which in turn may adversely affect our results of operations.

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

Specific Factors Affecting Our Results of Operations

Our results of operations in any given period are also directly affected by company-specific factors, including:

•

Number of enrollments in our courses. Our ability to generate and grow our net revenues is primarily affected by our ability to increase the number of course enrollments. This in turn is driven by several factors, including governmental and industrial requirements for education and training in various professions and industries, recognition of our brand and services, Internet and broadband penetration rate, and the perceived effectiveness of our education and training courses. Government regulations requiring increased number of licensure and certification exams provide us with new market opportunities to develop new courses and to attract potential exam participants as our customers. Changes in exam content and knowledge requirements in certain industries and professions, and the increased difficulty, or perceived difficulty of certain exams covered by our courses, may also contribute to growth in our course enrollments as more exam takers feel a stronger need to take exam preparation courses. Government policies encouraging business start-up training provide us with new market opportunities to develop new courses and to attract potential course participants to take our courses. Benefiting from the above driving factors, our total course enrollments increased from approximately 743,000 for the fiscal year ended September 30, 2008 to 1,134,000 and 1,215,000 for the fiscal years ended September 30, 2009 and 2010, respectively. However, we may also, from time to time, experience a decrease in course enrollments in certain subject areas if there is a perception within those industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. For example, our Accounting Professional Qualification Examination course enrollments decreased from approximately 209,000 for the fiscal year ended September 30, 2007 to approximately 197,000 for the fiscal year ended September 30, 2008. This decrease occurred primarily because we experienced a significant increase in enrollments in these accounting courses during the fiscal year ended September 30, 2007 due to the fact that the relevant accounting exams covered by these courses at the time were undergoing changes in content and requirements, and many exam takers determined that enrolling in our online courses was important to their exam preparation efforts. In the subsequent period, as exam takers became more familiar with and less concerned about the new exam content and requirements, many exam takers opted not to take our courses, which resulted in a decrease in course enrollments of these courses. In addition, we have also experienced a decrease in the overall enrollment of our elite classes for our accounting, higher-education for self-taught learners and legal courses as an increasing number of course participants choose to register for our corresponding premium classes which they consider more suitable to their needs. For example, course participants enrolled in our CPA Qualification Examination and Intermediate Level Accounting Professional Qualification Examination elite classes decreased from approximately 3,400 and 3,000 in the fiscal year ended September 30, 2008 to approximately 1,600 and 1,500 in the fiscal year ended September 30, 2009, and to approximately 700 and 1,300 in the fiscal year ended September 30, 2010, respectively. In the meantime, the course enrollments in our premium classes which were introduced in August 2008 experienced steady increases except for accounting premium classes of which the course enrollments experienced decreases in the fiscal year ended September 30, 2010. With respect to business start-up training courses, we recorded minimal enrollments in the fiscal year ended September 30, 2010, as we temporarily cut back the business early this fiscal year for business and management team adjustment, and gradually resumed delivering the training courses after April 2010. However, we expect overall demand for our courses to continue to increase, especially for accounting continuing education and self-taught study process monitoring programs, due to an increasing number of individuals seeking to enter or obtain various qualifications applicable to the professions and industries covered by our courses and those seeking to fulfill regulatory or admission requirements. Finally, any government decisions to scale back, postpone or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues.

•

Fees for our courses. Our net revenues are also affected by the amount of fees we charge for our courses, which depends on the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our courses and the income levels that our course participants expect to achieve upon passing the related licensure and certification exams. We may also experience pricing pressure as we expand our course offerings into new areas, or new segments and exams within existing areas that we cover, to attract new customers. In addition, our net revenue generated from our business start-up training course is affected by our entitlement to government subsidy payments conditioned on our ability to meet government stipulated conditions under their subsidy policies. Such stipulated conditions include the pass rate of our course participants’ business proposals as evaluated by the relevant government authorities, the business start-up rate and the employment rate of our business start-up course participants.

•

Our ability to expand the range of courses and other services. Our ability to address market needs in new areas, or in new segments and exams within existing areas we cover by expanding the range of our course offerings and other services, has a direct impact on our ability to maintain rapid growth in our course enrollments. Diversifying our sources of revenues also helps protect us from possible down-turns in certain industries or professions. To date, our accounting courses remain the largest and most important of all our course offerings in terms of revenues and numbers of course enrollments. Although we expect the accounting profession to remain a stable source of customers for our services due to the large and increasing number of industry participants and the existence of various qualifications exams and professional requirements in the industry, we have expanded and plan to continue to expand our course offerings to further grow our revenues, expand our brand and reputation into other areas, and provide a buffer against over-reliance on any one particular area. Over the past several years, we have developed our legal and healthcare course offerings and further enhanced the reputation of our other course offerings in the areas of construction engineering, primary and secondary school supplementary courses and business start-up training courses.

Impact of strategic alliances and business acquisitions. We have pursued and may continue to pursue strategic alliance and acquisition opportunities to increase our service offerings and expand our growth. Our acquisition of the business of Gaokao retake preparation and high-school supplementary tutoring courses through Champion Xinlixiang in September 2009, for example, enabled us to gain access to the large and growing Gaokao retake and primary and secondary school supplementary education markets. We often enter into strategic alliances with global education leaders as their exclusive distributor in China. Examples of these strategic alliances include our alliance with Becker Professional Education where we exclusively distribute Becker Professional Education’s CPA Review and CPA Final Review courses and related materials in China. Our ability to successfully identify, execute, integrate and manage new alliances and acquisitions can have a significant effect on our results of operations.

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

	Year Ended September 30,
	2008		2009		2010
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	13,900	79.1%	22,279	74.0%	23,982	69.0%
Books and reference materials	1,616	9.2%	2,709	9.0%	3,939	11.3%
Others	2,058	11.7%	5,133	17.0%	6,825	19.7%

Total net revenues	17,574	100.0%	30,121	100.0%	34,746	100.0%

Online Education Services

We derive most of our revenues from the provision of online education services. Our online education services consist of online professional education and test preparation courses, test preparation courses for self-taught learners pursuing higher education diplomas or degrees and secondary school and college students preparing for various academic and entrance exams, continuing education courses for professionals fulfilling regulatory requirements, and language courses. Our professional training courses cover a wide range of industries, including accounting, law, healthcare, construction engineering and others.

We earn revenues from course fees paid by course participants enrolled in our online education courses. We recognize course fee payments as revenues pursuant to one of two types of revenue recognition models, the non-refundable course model and the refundable course model. The non-refundable course model represents our original revenue recognition model used for our courses since the start of our business, including for the three fiscal years ended September 30, 2008, 2009 and 2010. This revenue recognition model still applies to most of our current courses. For online courses with exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period from the date on which the course participants enroll in the courses to the completion date of the relevant exam when we close access to the relevant online course materials. With respect to courses without exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period during which the courses are delivered to the participants.

We adopted the refundable course model in the fiscal year ended September 30, 2007 to recognize revenues generated from our “elite” classes, which were first introduced in November 2006. With our elite classes, course participants pay substantially higher course fees for more personal and tailored course-related services. After completing an elite class, if a participant fails to pass the exam subject that the course prepares him or her for, and certain pre-agreed conditions are met, the course participant is then entitled to a refund of the applicable course fee paid, which amount the course participant can choose to claim in the form of a cash refund or apply to future courses provided by us. For courses using the refundable course model, the proceeds from the refundable course model are initially recorded as refundable fees, and thereafter we recognize revenues upon the expiration of the course participants’ right to receive a refund or the right to retake the course.

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

To enroll in our courses, course participants may choose to purchase pre-paid study cards from our distributors or to pay us through bank remittance, postage, online payment using credit or debit cards via external payment networks or cash at our offices. We provide course participants with a one-week trial period, applicable to the foundation classes of most courses that we offer, commencing on the date course participants activate their subscription for the relevant course. If course participants decide within the one-week trial period that they no longer want to take the course, we will refund their course fees. The amount of one-week trial period course fee refunds was insignificant in the fiscal years ended September 30, 2008, 2009 and 2010. We begin to recognize revenues following the expiry of the one-week trial period.

To use the face value on a pre-paid study card, course participants must activate the card by using an access code and password to transfer the face value on the card to their personal online registered accounts and register for the desired courses. We first introduced pre-paid study cards in January 2003. Our study cards are sold with expiration dates, typically set at two years from the print date of the card. Proceeds from the expired study cards that have never been activated are recognized as revenues upon expiration of the cards. For the fiscal years ended September 30, 2008, 2009 and 2010, we recognized revenue before business tax and related surcharges in connection with expired pre-paid study cards of approximately $43,000, $90,000 and $90,000, respectively. Once course participants activate the pre-paid study cards, the face values of the cards are added to their personal registered accounts and are no longer subject to expiration. We, at times, offer volume discounts to our distributors for purchases over a specified amount of pre-paid cards during a specified period of time, generally one year. These discounts are provided to distributors in the form of additional study cards. The after-discount prices of the study cards paid by the distributors to us are recognized as deferred revenue. Deferred revenue is subsequently recognized as revenues upon provision of the future services according to the applicable revenue recognition policy discussed above.

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

Our sales arrangements are evidenced by sales agreements with and purchase orders from distributors. We recognize revenues from the sale of books and reference materials when the four criteria as discussed under “Critical Accounting Policies — Revenue Recognition” below are met. In the past, we sell books and reference materials to our major distributors and provide them with the right to return up to 5% of the unsold products. Since the later part of the fiscal year of 2008, the 5% right of return is no longer made available to the distributors. From time to time, we granted some major distributors extended credit terms. Due to the extended credit terms, revenue recognition for such sales is deferred until cash is collected from such major distributors.

We may at times sell our proprietary books and reference materials together with study cards. Starting from the fiscal year ended September 30, 2009, we sell some of our books and reference materials together with study cards that can be used to enroll in particular online courses. We recognize revenues over the subscription period during which the online courses are available to the course participants or upon expiration of the cards, provided that all of the four required criteria are met.

Others

We derive other net revenues from the provision of offline education services, course production services, platform production services, and others including magazine content production services, advertising services, and consulting services. Such sales arrangements, except for the business start-up training courses, are evidenced by individual sales agreements with customers.

Cost of Sales

Our cost of sales consists of cost of services and cost of tangible goods sold. The following table shows our cost of sales, gross profit and gross margin for the periods indicated.

	For the Year Ended September 30,
	2008		2009		2010
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net Revenues	17,574	100.0%	30,121	100.0%	34,746	100.0%
Cost of sales:
Cost of services	(5,981)	(34.0)%	(12,834)	(42.6)%	(14,704)	(42.3)%
Cost of tangible goods sold	(818)	(4.7)%	(1,577)	(5.2)%	(2,070)	(6.0)%

Total cost of sales	(6,799)	(38.7)%	(14,411)	(47.8)%	(16,774)	(48.3)%
Gross profit and gross margin[1]	10,775	61.3%	15,710	52.2%	17,972	51.7%

[1]	Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.

Cost of Services

Cost of services accounted for 34.0%, 42.6% and 42.3% of our net revenues in the fiscal years ended September 30, 2008, 2009 and 2010, respectively. Salaries and related expenses for our tutors, course production technicians and other employees involved in the delivery of our products and services constituted the largest component of our cost of services. Fees paid to our course lecturers to produce our courses and provide in-person courses constituted the second largest component of our cost of services. Rental and related expenses of office and school facilities constituted the third largest component of our cost of services. Other important components of our total cost of services include server management and bandwidth leasing fees paid to third-party providers, and depreciation and amortization. Our cost of services as a percentage of net revenues increased significantly in the fiscal year ended September 30, 2009 compared to the fiscal year ended September 30, 2008 as we incurred significant share-based compensation expenses due to our share options granted in the fiscal year ended September 30, 2008, and repricing of our share options granted in the fiscal year ended September 30, 2008 in the first quarter of the fiscal year ended September 30, 2009; expenses incurred by the acquired business start-up training business, higher salaries and welfare expenses as we added more personnel engaged primarily in website and technical development and tutoring services, increased rental space to accommodate our headcount growth, and increased lecturer fees due to our expanded course offerings. Our cost of services as a percentage of net revenues decreased slightly in the fiscal year ended September 30, 2010 compared to the fiscal year ended September 30, 2009 as a result of slight decrease in server management and bandwidth leasing fees paid to third-party providers, share-based compensation expenses and tight control of our overall expenses. Such decrease was partially offset by the expenses incurred by the newly acquired Gaokao retake preparation and high-school supplementary tutoring business.

Historically, fees paid to our lecturers to produce our courses constituted a large portion of our cost of services because we allocated significant resources to engage high-quality lecturers for our online courses and to increase the number of lecturers for our expanded course offerings. As our portfolio of courses became more established, our lecturer costs became lower as a percentage of net revenues. The number of lecturers actively producing online courses for us was 273, 629 and 370 in the fiscal years ended September 30, 2008, 2009 and 2010, respectively. The increase in the number of lecturers actively producing online courses for us in the fiscal year ended September 30, 2009 compared to the fiscal year ended September 30, 2008 resulted primarily from our expanded course offerings. The decrease in the number of lecturers actively producing online courses for us in the fiscal year ended September 30, 2010 compared to the fiscal year ended September 30, 2009 resulted primarily from the overall decrease of renewal of our course offerings. Leveraging the online medium, we are also achieving greater economies of scale as we are able to continuously increase our numbers of course participants without having to increase the number of our lecturers, which is a distinct advantage we enjoy over traditional offline schools and educational programs that are limited by traditional teacher-student classroom ratios. As a result, our fees paid to lecturers decreased in the fiscal year ended September 30, 2010 and remained unchanged in the fiscal year ended September 30, 2009 as a percentage of our net revenues, respectively, as compared to the fiscal year ended September 30, 2008.

Our service-oriented approach is a critical component of our online education business model. Accordingly, our tutors and course production technicians also play an important role in our delivery of quality services. While our lecturers primarily conduct lectures through pre-recorded audio-visual media, our tutors play a more immediate frontline role in the provision of our course services. They answer questions from course participants by email or by telephone, usually within a 24-hour time period. Delivering this level of quality service and responsiveness requires us to continuously maintain a well-trained pool of tutors at a high level to keep pace with the growth in the numbers of course enrollments, and to allocate sufficient resources to retain the top performing tutors to maintain the overall high-quality of our tutoring services. The number of our tutors increased from 183 (including 98 part-time tutors) as of September 30, 2008, to 224 (including 91 part-time tutors) as of September 30, 2009 and decreased to 189 (including 81 part-time tutors) as of September 30, 2010. To ensure a high quality learning experience, we also allocate resources to retain course production technicians capable of creating high quality audio-video course materials and other interactive features of our online courses.

Following our expansion into providing Gaokao retake preparation and high-school supplementary tutoring courses since 2009, overall rental and related expenses of our office and school facilities increased and constituted a large portion of our cost of services. Such increase was partially offset by decrease of rental and related expenses as a result of the business adjustment of our offline information technology courses in the fourth quarter ended September 30, 2010.

Cost of Tangible Goods Sold

Book sales costs comprise the cost of purchasing from third parties books that we re-sell, as well as fees we pay to third-party book printing companies to produce our proprietary books and reference materials and other fees related to content creation for our books and reference materials.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and impairment of goodwill, intangible assets and purchased call options.

Selling Expenses

Selling expenses accounted for 13.9%, 22.3% and 21.8% of our net revenues in the fiscal years ended September 30, 2008, 2009 and 2010, respectively. Our selling expenses consist primarily of advertising and promotion expenses, salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, freight and delivery expenses related to our books and reference materials, rental and related expenses of office facilities and other selling expenses. Our selling expenses comprised 13.9% of our net revenues in the fiscal year ended September 30, 2008 as we incurred significant share-based compensation expenses due to our share options granted in the third quarter of the fiscal year ended September 30, 2008, and significant increase in commissions paid to online agents due to an increase in online sales of our courses. Our selling expenses comprised 22.3% of our net revenues in the fiscal year ended September 30, 2009 as we incurred significant share-based compensation expenses due to our share options granted in the fiscal year ended September 30, 2008, and repricing of our share options granted in the fiscal year ended September 30, 2008 in the first quarter of the fiscal year ended September 30, 2009; incurred expenses relating to the acquired business start-up training business; higher salaries and welfare expenses as we added more personnel engaged primarily in customer service, and sales and marketing services; significant increase in advertising and promotional activities to promote our business and brandnames; and significant increase in commissions paid to online agents due to an increase in the online sales of our courses. Our selling expenses comprised 21.8% of our net revenues in the fiscal year ended September 30, 2010 as we incurred higher salaries and welfare expenses in customer service and sales and marketing service; incurred expenses relating to the newly acquired Gaokao retake preparation and high-school supplementary tutoring business; increased in commissions paid to agents due to an increase in the sales of our courses. Such increase was partially offset by the significant decrease in advertising and promotional activities as we exercised tight control of our overall expenses.

The aggregate amount of salaries paid to our customer service staff was significant as we maintained the number of our customer service staff at a high level with the increase in the number of course enrollments and other customers. In the future, as we seek to reduce our reliance on sales of our pre-paid study cards through third-party sales agents, we expect to increase the number of our customer service staff to increase the portion of sales of our products and services conducted directly through our own customer service staff.

General and Administrative Expenses

Our general and administrative expenses accounted for 22.2%, 24.7% and 31.2% of our net revenues in the fiscal years ended September 30, 2008, 2009 and 2010, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, professional fees, rental expenses, depreciation and amortization, and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office, communication and entertainment expenses. Our general and administrative expenses was 22.2% of our net revenues in the fiscal year ended September 30, 2008 as we incurred significant share-based compensation expenses due to our share options granted and restricted shares issued in the third and fourth quarter of the fiscal year ended September 30, 2008, respectively, leased additional office space for business expansion, and incurred additional expenses associated with being a U.S. public company. Our general and administrative expenses was 24.7% of our net revenues in the fiscal year ended September 30, 2009 as we incurred significant share-based compensation expenses due to our share options granted and restricted shares issued in the fiscal year ended September 30, 2008, our share options granted to five non-executive directors in the first quarter of the fiscal year ended September 30, 2009, and repricing of our share options granted in the fiscal year ended September 30, 2008 in the first quarter of the fiscal year ended September 30, 2009; expenses relating to the acquired business start-up training business; increased headcount for business expansion; and additional expenses associated with being a U.S. public company. Our general and administrative expenses was 31.2% of our net revenues in the fiscal year ended September 30, 2010 as we incurred additional share-based compensation expenses arising from our share options granted in the first quarter of the fiscal year ended September 30, 2010; expenses relating to the newly acquired Gaokao retake preparation and high-school supplementary tutoring business; after an assessment of specific evidence indicating doubtful collection, significant bad debts provision was made for certain accounts receivables that have been outstanding for more than 360 days with respect to the business start-up training business, accounting continuing education courses and ITAT contest; increased headcount for business expansion; and additional professional expenses associated with being a U.S. public company. We expect that in connection with the expansion of our business and costs associated with being a public company, including costs necessary to enhance our internal control, our general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs.

Share-based Compensation Expenses

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009, our 2008 Performance Incentive Plan, or the New Plan. An aggregate of 11,652,556 ordinary shares have been reserved for issuance under the Prior Plan. In addition, an aggregate of 9,898,664 ordinary shares have been reserved for issuance under the New Plan as of September 30, 2010. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plans.” As of September 30, 2008, 2009 and 2010, there are outstanding options to purchase a total of 10,631,800, 10,836,708 and 11,620,104 ordinary shares, respectively, and as a result, we recorded share-based compensation expenses in the corresponding periods in connection with the options granted. We reduced the exercise price of all outstanding share options under the Prior Plan from US$2.995966 per share to US$0.82 per share based on the closing price of our ADSs on NYSE Arca on December 2, 2008. In the fiscal years ended September 30, 2008 and 2009, we also recorded share-based compensation expenses in connection with restricted shares awarded to an independent director. The amounts of these share-based compensation expenses are set forth below:

	For the Years Ended September 30,
	2008	2009	2010
	$	$	$
	(in thousands)

Share-based compensation expenses:
Restricted shares awarded to an independent director	100	16	—
Options granted to employees, non-employees and non-executive directors	1,379	3,904	4,387

As of September 30, 2008, 2009 and 2010, the unamortized compensation expenses in connection with our outstanding options were $10.8 million, $9.3 million and $7.8 million, respectively.

Impairment of goodwill, intangible assets and purchased call options

Zhengbao Yucai, which operates the business of start-up training services we acquired in March 2009, incurred net losses for the fiscal years of 2009 and 2010. In addition, in late 2009, we noted that Mr. Liang Ma, Yinglun Yucai, a company owned by Mr. Liang Ma, and Global Education Consortium Group Co., Limited, a company owned by Mr. Liang Ma’s wife engaged in competing businesses which is prohibited under the purchase agreement. As a result, we filed an arbitration application in January 2010 with the China International Economic and Trade Arbitration Commission against Mr. Liang Ma and the other related parties. For more information about the arbitration, please see “Item 8. Financial Information-Legal Proceedings.” Under these circumstances, we performed impairment tests for the goodwill, other intangible assets and the purchased call options acquired with the acquisition of the start-up training business as of September 30, 2010. Based on the impairment tests, there was no impairment of goodwill and other intangible assets as the start-up training business is expected to be profitable in the future. However, the option to acquire 49% equity interest of a company owned by Yinglun Yucai was fully impaired by US$0.03 million and the option to acquire 30% equity interest in Zhengbao Yucai was impaired by US$0.13 million. The option to acquire additional equity interest in Zhengbao Yucai was not fully impaired as of September 30, 2010 because it is possible that we will exercise the option considering the prospect of the business start-up training business.

In fiscal year of 2010, the students enrollment of Champion Xinlixiang, which operates the business of Gaokao retake preparation and high-school supplementary tutoring services we acquired in September 2009, was lower than its business plan. Based on the impairment tests performed as of September 30, 2010, the related goodwill, non-compete agreement and option to purchase the remaining 40% equity interest in Champion Xinlixiang were impaired by US1.4 million, US$0.3 million, and US$0.5 million, respectively, for the year ended September 30, 2010.

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

CDEL Hong Kong was incorporated in Hong Kong and does not conduct any substantive operations of its own. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2008, 2009 and 2010. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by CDEL Hong Kong to us.

In February 2010, PENCIL was incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as PENCIL has no assessable profits in Hong Kong in the fiscal years ended September 30, 2010. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by PENCIL to us through CDEL Hong Kong.

Enterprise Income Tax

The current and deferred components of the income tax (expense)/benefit appearing in our consolidated statements of operations are as follows:

	Years ended September 30,
	2008	2009	2010
	$	$	$
	(in thousands)
Current tax expense	1,148	148	1,127
Deferred tax (expense)/benefit	(622)	1,330	(668)

	526	1,478	459

Champion Technology and Beijing Champion obtained tax preferential treatments as “high and new technology enterprises” or enjoyed a term tax holiday under New EIT Law that resulted in lower tax rates. Champion Technology is subject to the tax rate of 7.5% for 2008 through 2009 and 15% for 2010. Beijing Champion is subject to the tax rate of 15% from 2008 through 2010. Our other PRC entities are subject to standard income tax rate of 25% for 2008, 2009 and 2010. See “Risk Factors— General Risks Relating to Conducting Business in China — The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.”

Our aggregated undistributed earnings of our subsidiaries and affiliated entities located in the PRC that are available for distribution at September 30, 2010 are considered to be retained and indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within our group that is outside the PRC.

We adopted the authoritative interpretation on accounting for uncertainty in income taxes on October 1, 2007. As of September 30, 2010, we had an unrecognized tax benefit of $0.2 million relating to transfer pricing among related parties. The potential penalty and interest related to this unrecognized tax benefit was insignificant.

Business Tax and Related Surcharges

We are subject to approximately 3.3% business tax and related surcharges on the revenues earned from provision of online education services, which are recognized net of all business tax and related surcharges. Our other services related revenues are subject to 3.3% to 5.5% business tax and related surcharges, which are also recognized net of all business tax and related surcharges. Such business tax and related surcharges net against revenues for the years ended September 30, 2008, 2009 and 2010 are approximately $0.6 million, $1.0 million and $1.1 million, respectively. In addition, we are subject to 5% (or 5.5% after December 1, 2010) business tax and related surcharges on service fee received by Champion Technology and Champion Education Technology from Beijing Champion, which tax and surcharges are included in the cost of services.

Value Added Tax

In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is calculated based on the sales value of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. VAT related to our books and reference materials sales amounted to approximately $0.3 million, $0.4 million and $0.5 million for the fiscal years ended September 30, 2008, 2009 and 2010, respectively. We are required to remit the VAT we collected to the tax authority, but may deduct the VAT we have paid on eligible purchases. To the extent that we paid more VAT than collected, the difference represents the net VAT recoverable balance at the balance sheet date. As of September 30, 2008, 2009 and 2010, there was no such VAT recoverable balance in our consolidated financial statements.

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

We may at times offer volume discounts to our distributors for purchases over a specified amount of pre-paid study cards over a specified period of time, generally one year. These discounts are provided to the distributors in the form of study cards with certain face values. The amount of future rebates relating to these volume discounts cannot be reasonably estimated, and accordingly, a deferred revenue balance is recorded for the maximum potential amount of volume discount. If the amount of purchases specified in the volume discount provisions were not reached upon the expiry of the volume discount period, the deferred revenue relating to such volume discount is recognized as revenues over the remaining period during which the online courses are still available to the enrolled course participants. If the amount of purchases specified in the volume discount provisions were reached, the proceeds allocated to the study cards that are provided to the distributors as volume discount and activated by enrolled course participants are recognized as revenues over the coming period during which the online courses are available to the course participants. Proceeds allocated to the study cards that have never been activated for course enrollment are recognized as revenues upon expiration of the cards.

Books and reference materials. We sell our proprietary books and reference materials together with study cards that can be used to enroll in certain specified online courses. We have considered whether we have adequate evidence that would allow us to bifurcate the revenues attributable to the study cards from the revenues attributable to books and reference materials. However, due to the significant variability in prices charged for on-line courses, we do not have sufficient evidence of fair value of the study cards. Therefore, the revenues relating to such arrangement are recognized as a combined unit of accounting over the subscription period the online course is available to course participants or upon expiration of the study cards.

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

We performed the impairment tests for intangible assets acquired with the acquisition of Zhengbao Yucai, with the assistance of American Appraisal China Limited, or American Appraisal, and intangible assets acquired with the acquisition of Champion Xinlixiang as of September 30, 2010 because both entities have performed below expectations and incurred losses for the fiscal year of 2010. For purposes of the recognition and measurement of an impairment loss of intangible assets, the reporting unit, as noted below, is considered the lowest level asset group that generates identifiable independent cash flows. Because the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of the business start-up training service exceeded its carrying amount, no impairment of intangible assets of Zhengbao Yucai was identified as of September 30, 2010. However, the non-compete agreement relating to Champion Xinlixiang was impaired by US$0.3 million. The fair value of the non-compete agreement was measured using the “with & without” valuation method and the key assumptions included probability to compete, discount rate and income tax rate. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of any impairment charge and the related depreciation and amortization charges.

Goodwill

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. With the assistance of American Appraisal, we perform our goodwill impairment test at least on September 30 of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. We currently have three reporting units: online education service, business start-up training service and Gaokao re-take business.

If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques.

The following table sets forth the details of goodwill impairment test as of September 30, 2010:

	Online education service	Business start-up training service	Gaokao re-take business	Total
	(in thousands of $)
Estimated fair value	65,205	3,530	1,130	69,865

Carrying value net	21,136	2,596	2,071	25,803

Percentage by which the fair value exceed Or below the carrying value	208%	36%	(45%)

The estimated fair value of goodwill allocated to the reporting unit	*	*	764

The carrying value of goodwill	5,377	1,647	2,188	9,212
Foreign currency adjustment	*	*	(17)	(17)
Goodwill impairment loss	*	*	(1,407)	(1,407)

*	The second step of goodwill impairment test was not performed for the reporting units of online education service and business start-up training service.

In determining the fair values of our reporting units as of September 30, 2010, we considered the combination of the discounted cash flow method, or DCF, of the income approach and the market multiple approach to be more reliable than other approaches, and assigned 80% weight to the income approach and 20% weight to market multiple approach. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 18% - 35% and a terminal value growth rate at 3%. Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of September 30, 2010, an impairment loss of US$1.4 million was recorded for Gaokao re-take business. No impairment of goodwill was identified for the reporting units of on-line education service and business start-up training service.

The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by the management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in additional impairment charge.

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

Effective October 1, 2007, we adopted the recognition and measurement methods under the authoritative interpretation regarding the accounting and disclosure for uncertainty in tax positions. The guidance requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Based on this assessment, as of September 30, 2008, 2009 and 2010, respectively, we have recognized an approximately $0.3 million, $0.2 million and $0.2 million accrual for unrecognized tax benefits which is included in the account of “accrued expenses and other liabilities” and reflected as non-deductible expenses in the tax reconciliation. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. We recognize, if any, interest related to unrecognized tax benefit in interest expense and penalties in other expenses. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

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

Share-based Compensation Expenses

In the fiscal year ended September 30, 2008 we granted to our employees and non-employees share-based compensation awards subject to graded vesting under the Prior Plan. In the fiscal years ended September 30, 2009 and 2010, we granted to our non-executive directors and employees share-based compensation awards subject to graded vesting under the New Plan. In addition, we reduced the exercise price of all outstanding share options under the Prior Plan from US$2.995966 per share to US$0.82 per share based on the closing price of our ADSs on NYSE Arca on December 2, 2008.

Share-based payment transactions with employees and non-executive directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. We recognize compensation expense over the vesting term on a straight-line basis with the amount of compensation expense recognized during any period not less than the portion of the grant-date value of the option vested during that period.

Share-based payment transactions with non-employees are measured based on the fair value at the earlier of the commitment date or the date at which the non-employee’s performance is complete. For the grants to non-employees in the fiscal year of 2008, we determined the measurement date to be the performance commitment date pursuant to the employment supplemental agreements entered with the non-employees, in which the penalty for nonperformance was stipulated and represented a sufficiently large disincentive for nonperformance. We recognize compensation expense using the graded vesting attribution method.

In addition, the total incremental compensation expense resulting from the modifications of the exercise price of all outstanding share options under the Prior Plan is recognized over the remaining requisite service period for such employees and non-employees, respectively.

We estimated the fair value of each option award granted to employees, and non-employees under the Prior Plan using the Black-Scholes Option Pricing Model with assistance from American Appraisal. We also estimated the fair value of each option award granted to non-executive directors and employees under the New Plan using the Black-Scholes Option Pricing Model. The volatility assumption was estimated based on the price volatility of the shares of seven education companies that are publicly traded on securities markets in the United States and selected by us as guideline companies because we did not have sufficient historical data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the options. The expected term was estimated based on the vesting, contractual terms and our expectation of exercise behavior of the option grantees. The risk-free rate was based on the market yield of China Sovereign Bonds denominated in US$ with maturity terms equal to the expected term of the option awards. Prior to the completion of IPO in July 2008, when estimating the fair value of the ordinary shares on the grant date, we considered a number of factors, including our financial condition, financial and operating prospects with reference to our equity transactions at that time. After our IPO, the closing market price of our ordinary shares on the grant date or measurement date was used as the fair value of our ordinary shares on that date.

We estimated forfeitures at the time of grant based on our historical experiences and record share-based compensation expenses only for those awards that are expected to vest. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

Recent Accounting Pronouncements

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. In anticipation of the adoption of this pronouncement, we have improved our disclosures related to the variable interest entities. We do not expect the adoption of this pronouncement to have any significant impact on our financial condition or results of operations.

In September 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We do not expect the adoption of this pronouncement to have any significant impact on our financial condition or results of operations.

In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and nonsoftware deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and nonsoftware components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We do not expect the adoption of this pronouncement to have any significant impact on our financial condition or results of operations.

In January 2010, the FASB issued an authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which is effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We do not expect the adoption of this pronouncement to have any significant impact on our financial condition or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement is effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We do not expect the adoption of this pronouncement to have any significant impact on our financial condition or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement is effective for interim and annual periods beginning on or after December 15, 2010, and is applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We do not expect the adoption of this pronouncement to have any significant impact on our financial condition or results of operations.

In July 2010, the FASB issued an authoritative pronouncement on disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. The pronouncement is effective for interim and annual periods beginning on or after December 15, 2010. We do not expect the adoption of this pronouncement to have any significant impact on our financial condition or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. We do not expect the adoption of this pronouncement to have any significant impact on our financial condition or results of operations.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended September 30,
	2008(1)		2009(1)		2010(1)
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	13,900	79.1%	22,279	74.0%	23,982	69.0%
Books and reference materials	1,616	9.2%	2,709	9.0%	3,939	11.3%
Others	2,058	11.7%	5,133	17.0%	6,825	19.7%

Total net revenues	17,574	100.0%	30,121	100.0%	34,746	100.0%
Cost of sales:
Cost of services	(5,981)	(34.0)%	(12,834)	(42.6)%	(14,704)	(42.3)%
Cost of tangible goods sold	(818)	(4.7)%	(1,577)	(5.2)%	(2,070)	(6.0)%

Total cost of sales	(6,799)	(38.7)%	(14,411)	(47.8)%	(16,774)	(48.3)%

Gross profit	10,775	61.3%	15,710	52.2%	17,972	51.7%
Operating expenses:
Selling expenses	(2,448)	(13.9)%	(6,722)	(22.3)%	(7,561)	(21.8)%
General and administrative expenses	(3,906)	(22.1)%	(7,432)	(24.7)%	(10,833)	(31.2)%
Impairment of goodwill	—	—%	—	—%	(1,407)	(4.0)%
Impairment of intangible assets	—	—%	—	—%	(274)	(0.8)%
Impairment of purchased call options	—	—%	—	—%	(639)	(1.8)%

Total operating expenses	(6,354)	(36.2)%	(14,154)	(47.0)%	(20,714)	(59.6)%
Other operating income	209	1.2%	292	0.9%	74	0.2%
Other expense	(144)	(0.8)%	—	—%	(112)	(0.3)%

Operating (loss) income	4,486	25.5%	1,848	6.1%	(2,780)	(8.0)%
Interest income, net	176	1.0%	742	2.5%	463	1.3%
Exchange loss	(75)	(0.4)%	(6)	(0.0)%	(66)	(0.2)%
Equity in loss of an affiliated company	(64)	(0.4)%	—	—%	—	—%

(Loss) income before income taxes	4,523	25.7%	2,584	8.6%	(2,383)	(6.9)%
Less: Income tax expense	526	3.0%	1,478	4.9%	459	1.3%

Net (loss) income	3,997	22.7%	1,106	3.7%	(2,842)	(8.2)%
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion to beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(9,332)	(53.1)%	—	—%	—	(0.0)%
Net loss attributable to noncontrolling interest	—	—%	82	0.2%	944	2.7%

Net (loss) income attributable to China Distance Education Holdings Limited	(5,335)	(30.4)%	1,188	3.9%	(1,898)	(5.5)%

(1)	The selected consolidated statements of operations data for the fiscal years ended September 30, 2008, 2009 and 2010 have reflected the adoption of ASC Topic 810-10-65.

Fiscal Year Ended September 30, 2010 Compared to Fiscal Year Ended September 30, 2009

Net Revenues

Our total net revenues increased by 15.4% to $34.7 million in the fiscal year ended September 30, 2010 from $30.1 million in the fiscal year ended September 30, 2009, as a result of growth in sales of our online education services, books and reference materials, and other products and services.

Online education services. Net revenues from our online education services increased by 7.6% to $24.0 million in the fiscal year ended September 30, 2010 from $22.3 million in the fiscal year ended September 30, 2009. This increase was primarily due to overall growth in the total number of our online course enrollments to 1,211,000 in the fiscal year ended September 30, 2010 from over 1,071,000 in the fiscal year ended September 30, 2009. Our accounting courses continued to account for the majority of our course enrollments with a total enrollment of 970,000 in the fiscal year ended September 30, 2010 while enrollments in our self-taught study process monitoring programs for self-taught learners and our healthcare and construction engineering courses, also increased. Of this revenue increase, approximately $1.2 million, $3.0 million, $3.2 million, and $6.4 million were generated from our construction engineering courses, accounting continuing education courses, healthcare courses, and regular and premium classes for Accounting Professional Qualification Examination, respectively. Our revenue growth rate in the fiscal year ended September 30, 2010 was partially impacted by the business adjustment of our information technology courses in the fourth quarter ended September 30, 2010, after conducting a cost benefit analysis, that we ceased to provide online training courses for information technology contest. In addition, we also experienced overall decrease in enrollments and revenues of our CPA Qualification Examination courses from 131,000 and $5.6 million, respectively, in the fiscal year ended September 30, 2009 to 120,000 and $4.4 million, respectively, in the fiscal year ended September 30, 2010.

Books and reference materials. Net revenues from our sales of books and reference materials increased by 45.4% to $3.9 million in the fiscal year ended September 30, 2010 from $2.7 million in the fiscal year ended September 30, 2009. The increase in our books and reference materials revenues was due primarily to an overall increase in cash payments received. We sell books and reference materials through distributors and grant some major distributors extended credit terms. Due to the extended credit terms, revenue recognition for such sales is deferred until cash is collected from such major distributors.

Others. Our other net revenues increased to $6.8 million in the fiscal year ended September 30, 2010 from $5.1 million in the fiscal year ended September 30, 2009, primarily due to revenues generated from our offline information technology courses and related services, course production services, and newly acquired Gaokao retake preparation and high-school supplementary tutoring business. Other revenues also included sales of our platform production services, magazine content production services, tax and accounting related services through our www.chinaacc.com website, in-person professional training for accounting firms, and, to a lesser extent, other value-added services offered through our websites. Our revenue growth rate in the fiscal year ended September 30, 2010 was partially impacted by recording minimal revenue from our business start-up training courses, as we temporarily cut back the business early this fiscal year for business and management team adjustment, and gradually resumed delivering the training courses after April 2010.

Gross Profit

Our gross profit increased by 14.4% to $18.0 million in the fiscal year ended September 30, 2010 from $15.7 million in the fiscal year ended September 30, 2009. Our gross margin decreased to 51.7% in the fiscal year ended September 30, 2010 from 52.2% in the fiscal year ended September 30, 2009. The decrease in gross margin was primarily driven by slower growth in our relative higher margin online education services; minimal revenue from the business start-up training business; and lower margin in-person training revenue from the newly acquired Gaokao retake preparation and high-school supplementary tutoring business.

We had 189 (including 81 part-time tutors) tutors as of September 30, 2010, compared with 224 (including 91 part-time tutors) as of September 30, 2009. To ensure a high quality learning experience, we also allocate resources to retain course production technicians capable of creating high quality audio-video course materials and other interactive features of our online courses. In addition, following our expansion into providing Gaokao retake preparation and high-school supplementary tutoring courses since 2009, overall rental and related expenses of our office and school facilities also increased. All of the above increased our salaries and welfare expenses and rental expenses to accommodate our business expansion.

Operating Expenses

Our operating expenses increased by 46.3% to $20.7 million in the fiscal year ended September 30, 2010 from $14.2 million in the fiscal year ended September 30, 2009, primarily as a result of additional share-based compensation expenses arising from our share options granted in the first quarter of the fiscal year ended September 30, 2010; impairment of goodwill, intangible assets and purchased call options acquired with the acquisition of Zhengbao Yucai and Champion Xinlixiang; significant bad debts provision; incurred expenses relating to the newly acquired Gaokao retake preparation and high-school supplementary tutoring business; increase in commissions paid to agents; increased salary and welfare expenses for business expansion; and additional professional expenses associated with being a U.S. public company. Such increase was partially offset by the significant decrease in advertising and promotional activities as we exercised tight control of our overall expenses.

Selling expenses. Our selling expenses increased by 12.5% to $7.6 million in the fiscal year ended September 30, 2010 from $6.7 million in the fiscal year ended September 30, 2009. This increase resulted primarily from higher salaries and welfare expenses in customer service, and sales and marketing services as we maintained the number of staff at a high level to provide better service to our course participants and other customers, and to promote our business; incurred expenses relating to the newly acquired Gaokao retake preparation and high-school supplementary tutoring business; increase in commissions paid to agents due to an increase in the sales of our courses. Such increase was partially offset by the significant decrease in advertising and promotional activities as we exercised tight control of our overall expenses.

General and administrative expenses. Our general and administrative expenses increased by 45.8% to $10.8 million in the fiscal year ended September 30, 2010 from $7.4 million in the fiscal year ended September 30, 2009. This increase was primarily due to $2.0 million share-based compensation expenses we incurred in the fiscal year ended September 30, 2010; after an assessment of specific evidence indicating doubtful collection, $2.2 million bad debts provision was made for certain accounts receivables that have been outstanding for more than 360 days with respect to the business start-up training business, accounting continuing education courses and ITAT contest; expenses relating to the newly acquired Gaokao retake preparation and high-school supplementary tutoring business; increased headcount for business expansion, and additional professional expenses associated with being a U.S. public company. Our administrative staff salaries and related expenses increased to $2.8 million. Our professional fees increased to $1.4 million. Most of our other components of general and administrative expenses also increased due to the expansion of our business.

Impairment of goodwill, intangible assets and call options. Zhengbao Yucai, which operates the business of start-up training services we acquired in March 2009, incurred net losses for the fiscal years of 2009 and 2010. In addition, in late 2009, we noted that Mr. Liang Ma, Yinglun Yucai, a company owned by Mr. Liang Ma, and Global Education Consortium Group Co., Limited, a company owned by Mr. Liang Ma’s wife engaged in competing businesses which is prohibited under the purchase agreement. As a result, we filed an arbitration application in January 2010 with the China International Economic and Trade Arbitration Commission against Mr. Liang Ma and the other related parties. For more information about the arbitration, please see “Item 8. Financial Information-Legal Proceedings.” Under these circumstances, we performed impairment tests for the goodwill, other intangible assets and the purchased call options acquired with the acquisition of the start-up training business as of September 30, 2010. Based on the impairment tests, there was no impairment of goodwill and other intangible assets as the business start-up training business is expected to be profitable in the future. However, the option to acquire 49% equity interest of a company owned by Yinglun Yucai was fully impaired by US$0.03 million and the option to acquire 30% equity interest in Zhengbao Yucai was impaired by US$0.13 million. The option to acquire additional equity interest in Zhengbao Yucai was not fully impaired as of September 30, 2010 because it is possible that we will exercise the option considering the prospect of the business start-up training business.

In fiscal year of 2010, the students enrollment of Champion Xinlixiang, which operates the business of Gaokao retake preparation and high-school supplementary tutoring services we acquired in September 2009, was lower than its business plan. Based on the impairment tests performed as of September 30, 2010, the related goodwill, non-compete agreement and option to purchase the remaining 40% equity interest in Champion Xinlixiang were impaired by US1.4 million, US$0.3 million, and US$0.5 million, respectively, for the year ended September 30, 2010.

Other Operating Income

In the fiscal year ended September 30, 2010, we had other operating income of $0.07 million which was a one time subsidy we received from the Beijing Haidian District Bureau of Finance for one of our trademarks being recognized as a renowned trademark. In the fiscal year ended September 30, 2009, we had other operating income of $0.3 million, which was a one time subsidy of listing expenses we received from the Management Committee of Zhongguancun Technology Park.

Income taxes

Income tax expense for the fiscal year ended September 30, 2010 was $0.5 million, compared with an income tax expense of $1.5 million in the fiscal year ended September 30, 2009.

Net Income

As a result of the above factors, we incurred a net loss of $1.9 million in the fiscal year ended September 30, 2010, compared to a net income of $1.2 million in the fiscal year ended September 30, 2009.

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

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through internally generated cash and bank loans. In the fiscal year ended September 30, 2008, we completed our initial public offering, raising net proceeds of $53.4 million (net of underwriter discount and issuance costs paid). As of September 30, 2008, 2009 and 2010, we had approximately $66.2 million, $57.4 million and $61.7 million in cash and cash equivalents, including bank term deposits and restricted cash, respectively. As of September 30, 2010, our cash and cash equivalents of $58.8 million primarily consisted of cash on hand, bank deposits, and AAA rated money market funds which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. We intend to finance our future working capital requirements and capital expenditures from net cash generated from operating activities and existing cash and cash equivalents. In the opinion of the Company, our working capital is sufficient for our present requirements.

On November 20, 2008, we announced the adoption by our board of directors of a share repurchase program. Under the approved program, we are authorized to repurchase up to $10 million worth of our issued and outstanding ADSs from time to time in open market transactions on the NYSE (or NYSE Arca, prior to February 4, 2009). The repurchases will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to Rule 10b-18 and a 10b5-1 plan (the 10b5-1 plan allows us to repurchase our ADSs during periods in which we may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of our ADSs and other factors. We have implemented this share repurchase program over the 12 months starting from November 20, 2008, in a manner consistent with market conditions and the interest of our shareholders. Our board decided to extend the share repurchase program for 12 months in November 2009 and November 2010, respectively, to end on November 19, 2011. During the extended period from November 20, 2010 to November 19, 2011, we are authorized to repurchase up to $3.8 million of our issued and outstanding ADSs, with such $3.8 million representing the unused portion of the $10 million previously approved by the board. The program may be suspended or discontinued at any time. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. As of December 31, 2010, we had repurchased an aggregate of 1,309,120 ADSs, representing 5,236,480 ordinary shares, on the open market for a total cash consideration of $6.3 million. We do not expect any share repurchases carried out under the share repurchase program to have a material impact on our liquidity or capital resources.

The following table summarizes our cash flows in the fiscal years ended September 30, 2008, 2009 and 2010:

	For the Year Ended September 30,
	2008	2009	2010
	$	$	$
	(In thousands)
Net cash generated from operating activities	9,064	1,607	7,653
Net cash (used in) generated from investing activities	(3,093)	(41,534)	31,420
Net cash generated from (used in) financing activities	52,538	(4,841)	(2,109)
Exchange rate effect on cash and cash equivalents	608	(18)	354

Net increase (decrease) in cash and cash equivalents	59,117	(44,786)	37,318
Cash and cash equivalents at beginning of the year	7,106	66,223	21,437

Cash and cash equivalents at end of the year	66,223	21,437	58,755

CDEL Cayman, our ultimate holding company, may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for its cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. See Note 18 to our consolidated financial statements included in this annual report.

Operating activities

Net cash generated from operating activities was $7.7 million in the fiscal year ended September 30, 2010, compared to $1.6 million and $9.1 million in the fiscal years ended September 30, 2009 and 2008, respectively.

Net cash generated from operating activities in the fiscal year ended September 30, 2010 was primarily attributable to (i) net income before non-cash items including stock based compensation expenses, depreciation and amortization, allowance for doubtful accounts, and impairment on goodwill, intangible assets and purchased call options, (ii) increase in accrued expenses and other liabilities of $1.9 million, and (iii) increase in deferred revenue of $1.0 million. The increase in operating cash flow was partially offset by increase in accounts receivable of $2.0 million.

Net cash generated from operating activities in the fiscal year ended September 30, 2009 was primarily attributable to (i) our net income before non-cash items, (ii) an increase in accrued expenses and other liabilities of $0.8 million, and (iii) an increase in our deferred revenue of $2.1 million. The increase in operating cash flow was partially offset by an increase in accounts receivable, deferred costs, and decrease in refundable fees of $4.3 million, $0.8 million, and $2.9 million, respectively.

Net cash generated from operating activities in the fiscal year ended September 30, 2008 was primarily attributable to (i) our net income before non-cash items, (ii) an increase in our deferred revenue and refundable fees of $3.4 million. The significant increase in refundable fees and deferred revenue is attributable to rescheduled Accounting Professional Qualification Examinations caused by the May 2008 Sichuan earthquake, 50% discount off of our regular classes and new premium classes offered to celebrate our successful listing on NYSE Arca and to promote our new premium course model which attracts more participants, and (iii) an increase in accrued expenses and other liabilities of $0.9 million. The increase in operating cash flow was partially offset by an increase in accounts receivable, and prepayments, deposits and other assets of $0.6 million and $1.2 million, respectively.

Investing activities

Net cash generated from investing activities was $31.4 million in the fiscal year ended September 30, 2010, compared to net cash used in investing activities of $41.5 million and $3.1 million in the fiscal years ended September 30, 2009 and 2008, respectively.

Net cash generated from investing activities in the fiscal year ended September 30, 2010 was primarily attributable to (i) release of restricted cash of $5.4 million, and (ii) decrease in term deposits of $27.8 million. The increase in cash flow was partially offset by the purchase of property, plant and equipment in the amount of $1.6 million.

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

Financing activities

Net cash used in financing activities was $2.1 million in the fiscal year ended September 30, 2010, compared to net cash used in financing activities of $4.8 million and net cash generated from financing activities of $52.5 million in the fiscal years ended September 30, 2009 and 2008, respectively.

Net cash used in financing activities in the fiscal year ended September 30, 2010 was primarily attributable to the repurchase of our ADSs from the open market in the amount of $2.2 million.

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

Capital Expenditures

We incurred capital expenditures of $1.8 million, $5.5 million and $3.1 million in the fiscal years ended September 30, 2010, 2009 and 2008, respectively. The amount of capital expenditures in the fiscal year ended September 30, 2010 related primarily to our expenditures on property, plant and equipment, and software. The significant amount of capital expenditures in the fiscal year ended September 30, 2009 related primarily to our purchase of the business of Zhengbao Yucai and Champion Xinlixiang as well as expenditures on property, plant and equipment. The significant amount of capital expenditures in the fiscal year ended September 30, 2008 related primarily to our purchase of Caikaowang as well as expenditures on property, plant and equipment. From time to time, we may evaluate and make investments, acquisitions or divestments.

We believe that our current cash and cash equivalents, and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for 12 months following the date of this annual report. Our online course platform can support significant growth in course enrollments and is easily adapted for the addition of new courses. We do, however, expect to spend money on the further development of our “Chinaacc” brand and other brands in the disciplines for which we offer courses. We do not expect our short-term and long-term cash requirements to be materially different.

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

Inflation

Inflation in China has not had a material impact on our results of operations to date. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 5.9%, -0.7% and 3.3% in the years 2008, 2009 and 2010, respectively. In February 2011, the change in China’s Consumer Price Index was 4.9%.

C. Research and Development

Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2010 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2010:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(In thousands of $)
Operating lease obligations (1)	3,266	1,619	1,588	59	—	—
Others (2)	162	—	—	—	—	162
Total	3,428	1,619	1,588	59	—	162

(1)	Our operating lease obligations primarily relate to our leased servers and bandwidth as well as our leased office spaces in China. The office leases expire at different times over the period from the date of this annual report through 2014, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

(2)	Liabilities for unrecognized tax benefits. The balance disclosed under “Others” represents liabilities for which reasonable estimates about the timing of the payment cannot be made.

Indebtedness

We currently have no indebtedness, and had no indebtedness as of September 30, 2010.

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

Name	Age	Position
Zhengdong Zhu	42	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	43	Deputy Chairman of the Board of Directors
Hongfeng Sun	44	Senior Vice President, Director
Xiaoshu Chen	47	Independent Director
Annabelle Yu Long	38	Director
Liankui Hu	60	Independent Director
Carol Yu	48	Independent Director
Ping Wei	39	Chief Financial Officer

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

Hongfeng Sun is co-founder, director and vice president of our company. Prior to co-founding our company, he worked at Sichuan Champion Hi-Tech Co., Ltd., a company in Sichuan, China engaging in system integration. From 1991 to 1998, Mr. Sun worked as an assistant general manager in charge of market development at Nanjing Bada Computer System Co., Ltd. From 1989 to 1991, Mr. Sun worked at Port Authority of Nanjing as a system engineer. Hongfeng Sun graduated in 1989 from the Radio Engineering Department of Southeast University in China with a bachelor’s degree in radio engineering.

Xiaoshu Chen is an independent director of our company, and currently a professor and an assistant director at the Department of Radio Engineering of SISE Southeast University in China. From 1985 to 2001, Professor Chen worked as an assistant lecturer, lecturer and assistant professor at the same department. Professor Chen has almost 20 years of experience in communication systems and network research. He graduated in 1985 from the Department of Radio Engineering of the Nanjing Institute of Technology in China with a bachelor’s degree in engineering. He obtained his master’s degree in engineering in 1990 from the same university.

Annabelle Yu Long became a director of our company on November 18, 2008. She has served as Chief Executive of Bertelsmann China Corporate Center and Managing Director of Bertelsmann Asia Investments, or BAI, the strategic investment arm of Bertelsmann AG since 2008. BAI is an affiliate of Bertelsmann Asia Investments AG, a shareholder of the company. In addition, she has served as board member for BMG Right Management Germany GMBH. From 2005 to 2007, Ms. Long was a principal of Bertelsmann Digital Media Investments. Ms. Long received her bachelor’s degree in science and electric engineering from the University of Electronic Science and Technology in China in 1994, and her master’s degree in business administration from Stanford Graduate School of Business in 2005.

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

Ping Wei is our chief financial officer. Ms. Wei has extensive international finance, accounting and audit experience. From 2005 to 2008, Ms. Wei worked with New Oriental Education and Technology Group (NYSE: EDU) as its director of finance and controller. In 2004, Ms. Wei was the head for EDU’s North American operation. Prior to that, Ms. Wei worked with Lorus Therapeutics Inc., or Lorus, a Canadian biopharmaceutical company listed on both the Toronto Stock Exchange and the American Stock Exchange as its acting chief financial officer and controller and previously as its assistant controller. Prior to working at Lorus, Ms. Wei worked as an auditor for seven years with Deloitte & Touche in Toronto and Arthur Andersen in Beijing. Ms. Wei is currently a director of Duoyuan Global Water Inc. (NYSE: DGW). Ms. Wei is a Canadian Chartered Accountant and a US CPA with the State of Illinois. Ms. Wei received her bachelor’s degree in international accounting from the Central University of Finance and Banking in Beijing in 1993.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2010, we and our subsidiaries paid aggregate cash compensation of approximately $0.5 million to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Options, Restricted Shares and Share Incentive Plans

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009, our 2008 Performance Incentive Plan, or the New Plan. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is 9,898,664 ordinary shares as of September 30, 2010, plus an automatic annual increase on October 1 of each calendar year, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 1,418,977 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors.

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

Under the Prior Plan, we have to date granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers. Pursuant to the New Plan, we have to date granted options for the purchase of a total of 400,000 ordinary shares and issued 157,143 restricted shares to five non-executive directors and granted options to purchase 1,361,900 ordinary shares to other selected employees. As of March 10, 2011, there were outstanding options to purchase 11,479,944 ordinary shares, out of which options to purchase approximately 6.9 million ordinary shares have vested under their current terms. We expect to recognize significant share-based compensation expenses for the remaining vesting period of the outstanding options, which may materially impact our future results of operations. During the fiscal years of September 30, 2008, 2009 and 2010, we recognized share-based compensation expenses of $1.5 million, $3.9 million and $4.4 million, respectively.

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

The table below sets forth the option grants and restricted share issuance made to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share		Date of Grant or Issue	Vesting Start Date	Date of Expiration

Ping Wei	options to purchase ordinary shares	1,398,300	$0.82	* *	April 18, 2008	May 1, 2008	April 17, 2018

Carol Yu	restricted ordinary shares	57,143 ordinary shares**	not applicable		August 4, 2008	fully vested immediately upon issuance	not applicable

	options to purchase ordinary shares	80,000	$0.82		December 2, 2008	50% vested on the first and second anniversary of grant date	December 1, 2018

	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

Baohong Yin	options to purchase ordinary shares	80,000	$0.82		December 2, 2008	50% vested on the first and second anniversary of grant date	December 1, 2018

	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

Xiaoshu Chen	options to purchase ordinary shares	80,000	$0.82		December 2, 2008	50% vested on the first and second anniversary of grant date	December 1, 2018

	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

Annabelle Yu Long	options to purchase ordinary shares	80,000	$0.82		December 2, 2008	50% vested on the first and second anniversary of grant date	December 1, 2018

	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

Liankui Hu	options to purchase ordinary shares	80,000	$0.82		December 2, 2008	50% vested on the first and second anniversary of grant date	December 1, 2018

	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

*	Those options were originally granted at an exercise price of $2.995966 per share on April 18, 2008 and re-priced to an exercise price of $0.82 per share on December 2, 2008.
**	On November 17, 2009, our board approved an amendment to Carol Yu’s restricted share award agreement. Pursuant to the amended and restated award agreement, Carol Yu received, in lieu of two additional installments of restricted shares with a total value of $100,000 each as provided in the original agreement, a cash compensation of $200,000 in two equal installments for her continuous service as the independent director and chairman of the audit committee. The first installment was granted to Carol Yu on November 17, 2009 and the second installment was granted on July 29, 2010.

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

Terms of Directors

We currently have a board of seven directors divided into class A, class B and class C directors. Hongfeng Sun is the class A director. The class B directors are Baohong Yin, Annabelle Yu Long and Xiaoshu Chen. The class C directors are Zhengdong Zhu, Carol Yu and Liankui Hu, At our first annual general meeting after our initial public offering held in April 2009, Mr. Hongfeng Sun, retired as a class A director and was re-elected as the class A director. At the second annual general meeting after our initial public offering held in May 2010, all class B directors retired as class B directors and were re-elected as the Class B directors. At the third annual general meeting after our initial public offering, all class C directors will retire as class C directors and be eligible for re-election. At each subsequent annual general meeting after the third annual general meeting after our initial public offering, one third of the directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) will retire from office by rotation. A retiring director will be eligible for re-election. The directors to retire by rotation will include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire will be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Our chief executive officer, which currently is Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year. There are no director service contracts with us or any of our subsidiaries and affiliated entities providing for benefits upon termination of employment.

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

D. Employees

We had 435, 801 and 803 full-time employees as of September 30, 2008, 2009 and 2010, respectively. In addition to the above full-time employees, we had approximately 140 part-time employees as of September 30, 2010, of whom 81 are tutors.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries and affiliated entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $0.6 million, $1.4 million and $1.9 million for the years ended September 30, 2008, 2009 and 2010, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $2,000 for each of the years ended September 30, 2008, 2009 and 2010.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 10, 2011, the latest practicable date by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number(1)	Percent(2)
Directors and Executive Officers:
Zhengdong Zhu(3)	57,530,894	42.24%
Baohong Yin(4)	57,530,894	42.24%
Hongfeng Sun(5)	2,119,840	1.56%
Xiaoshu Chen(6)	2,999,800	2.20%
Annabelle Yu Long	*	*
Liankui Hu	*	*
Carol Yu	*	*
Ping Wei	*	*
Directors and Executive Officers Combined	64,188,294	46.71%
Principal Shareholders:
Champion Education Holdings Limited (7)	46,396,800	34.08%
Champion Shine Trading Limited(8)	11,034,094	8.11%
Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Orchid China Master Fund Limited and YM Investment Limited (9)	19,383,793	14.24%
Artson Limited(10)	7,481,797	5.50%
Bertelsmann Asia Investments AG(11)	16,268,523	11.95%

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after March 10, 2011.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after March 10, 2011. The total number of ordinary shares outstanding as of March 10, 2011 is 136,134,369.

(3)	Includes (i) 10,789,110 ordinary shares held by Champion Shine Trading Limited; (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 20,000 ordinary shares held by Baohong Yin, and (iv) 80,000 ordinary shares issuable upon exercise of options held by Baohong Yin. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Champion Education Holdings Limited is a British Virgin Islands company, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu and Baohong Yin may be deemed to share beneficial ownership of the 57,285,910 ordinary shares held by Champion Shine Trading Limited, Champion Education Holdings Limited and Baohong Yin. Zhengdong Zhu disclaims beneficial ownership of the 46,396,800 ordinary shares held by Champion Education Holdings Limited, the 20,000 ordinary shares held by Baohong Yin and the 80,000 ordinary shares issuable upon exercise of options held by Baohong Yin, in each case, except to the extent of his pecuniary interest. In addition, Zhengdong Zhu may have an obligation to acquire, from Easerich Group Limited, a British Virgin Islands company owned and controlled by Ping Wei, our chief financial officer, 314,619 ordinary shares pursuant to the put option arrangement as stipulated in a share purchase agreement entered into in April 2008 by and among Zhengdong Zhu, Champion Shine Trading Limited, Easerich Group Limited and our other shareholders. Technically, Zhengdong Zhu may not be deemed to have voting and dispositive power over such 314,619 ordinary shares because those shares are currently held by Easerich Group Limited. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.
(4)	Includes (i) 10,789,110 ordinary shares held by Champion Shine Trading Limited; (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 20,000 ordinary shares held by Baohong Yin, and (iv) 80,000 ordinary shares issuable upon exercise of options held by Baohong Yin. Baohong Yin holds 20% of the equity interest in Champion Education Holdings Limited. Zhengdong Zhu holds 80% of the equity interest in Champion Education Holdings Limited and he is the sole shareholder of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu and Baohong Yin may be deemed to share beneficial ownership of the 57,285,910 ordinary shares held by Champion Shine Trading Limited, Champion Education Holdings Limited and Baohong Yin. Baohong Yin disclaims beneficial ownership of the 10,789,110 ordinary shares held by Champion Shine Trading Limited and 46,396,800 ordinary shares held by Champion Education Holdings Limited, in each case, except to the extent of her pecuniary interest. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.
(5)	Includes 2,119,840 ordinary shares held by Brilliant State Holdings Limited. Brilliant State Holdings Limited is a British Virgin Islands company whose sole shareholder and sole director is Hongfeng Sun. The business address of Hongfeng Sun is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.
(6)	Includes (i) 2,899,800 ordinary shares held by Jetlong Investments Limited, (ii) 20,000 ordinary shares held by Xiaoshu Chen, and (iii) 80,000 ordinary shares issuable upon exercise of options held by Xiaoshu Chen. Jetlong Investments Limited is a British Virgin Islands company whose sole shareholder and sole director is Xiaoshu Chen. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.
(7)	Includes 46,396,800 ordinary shares held by Champion Education Holdings Limited. Champion Education Holdings Limited is a British Virgin Islands company, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest. Zhengdong Zhu and Baohong Yin are all the directors of Champion Education Holdings Limited. The address of Champion Education Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Includes 10,789,110 ordinary shares held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Zhengdong Zhu. Champion Shine Trading Limited may have an obligation to acquire, from Easerich Group Limited, a British Virgin Islands company owned and controlled by Ping Wei, our chief financial officer, 314,619 ordinary shares pursuant to the put option arrangement as stipulated in a share purchase agreement entered into in April 2008 by and among Zhengdong Zhu, Champion Shine Trading Limited, Easerich Group Limited and our other shareholders. Technically, Champion Shine Trading Limited may not be deemed to have voting and dispositive power over such 314,619 ordinary shares because those shares are currently held by Easerich Group Limited. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(9)	Includes 13,494,910 ordinary shares as represented by 3,373,728 ADSs held by Orchid Asia III, L.P., 417,439 ordinary shares as represented by 104,360 ADSs held by Orchid Asia Co-Investment Limited, 1,044,164 ordinary shares as represented by 261,041 ADSs held by Orchid China Master Fund Limited, and 427,280 ordinary shares as represented by 1,106,820 ADSs held by YM Investment Limited. Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Orchid China Master Fund Limited are part of Orchid Asia Group, Limited, an investment complex that focuses on companies in Asia and China in particular. OAIII Holdings, L.P. is the general partner of Orchid Asia III, L.P. Orchid Asia Group Management Ltd. is the general partner of OAIII Holdings, L.P. which is in turn a wholly-owned subsidiary of Orchid Asia Group, Limited. YM Investment Limited is the controlling shareholder of Orchid Asia Group, Limited, and is wholly-owned by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming, Veronica as the settlor, Managecorp Limited as trustee and Ms. Lam Lai Ming and her family members the beneficiaries. YM Investment Limited is also the controlling shareholder of Orchid Asia Co-Investment Limited. Orchid China Management (Cayman) Limited serves as the investment manager to Orchid China Master Fund Limited, which is in turn majority owned by YM Investment Limited. The address of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Orchid China Master Fund Limited and YM Investment Limited is c/o Orchid Asia Hong Kong Management Co. Ltd., Suite 6110, 61/F, The Center, 99 Queen’s Road, Central, Hong Kong.
(10)	Includes 7,481,797 ordinary shares held by Artson Limited, a British Virgin Islands company with a correspondence address at 22nd Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong. Artson Limited is wholly-owned by Morningside Technology Investments Limited, a British Virgin Islands company, which is in turn ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.
(11)	Includes 14,518,523 ordinary shares and 1,750,000 ordinary shares as represented by 437,500 ADSs held by Bertelsmann Asia Investments AG, which is a wholly-owned subsidiary of Bertelsmann AG and an investment fund used to finance Bertelsmann AG’s strategic investments in Asia. Bertelsmann AG is a privately held stock corporation. 80.9% of the capital shares in Bertelsmann AG are held by foundations (Bertelsmann Stiftung, Reinhard Mohn Stiftung, BVG-Stiftung) and 19.1% are held directly by the Mohn family. Bertelsmann Verwaltungsgesellschaft (BVG) controls all voting rights in the Bertelsmann AG Annual General Meeting.

See “—B. Compensation” for more details on options and/or restricted shares granted to our directors and executive officers.

As of September 30, 2010, of the 136,932,849 issued and outstanding ordinary shares, approximately 30% of those ordinary shares are held in the U.S., all under one registered holder of record.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

In April 2008, we adopted our Share Incentive Plan pursuant to which we have reserved 11,652,556 ordinary shares to be issued upon the exercise of share options that we may grant to certain employees and others. We adopted on July 2, 2008, and amended and restated on February 16, 2009, our 2008 Performance Incentive Plan pursuant to which the maximum number of ordinary shares that may be issued is 9,898,664 ordinary shares as of September 30, 2010, plus an automatic annual increase on October 1 of each calendar year, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 1,418,977 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors. For more information on options and/or restricted shares granted to our existing shareholders, see “Item 6.B. Director, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plans.”

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

In April 2008, Champion Shine Trading Limited, or Champion Shine, Mr. Zhengdong Zhu’s personal holding company incorporated in the British Virgin Islands, sold an aggregate of 3,722,991 ordinary shares to Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Easerich Group Limited, a British Virgin Islands company owned and controlled by Ping Wei, our chief financial officer, at a price of $2.995966 per share for an aggregate purchase price of $11,153,954.5. In May 2008, Champion Shine sold an aggregate of 5,243,650 ordinary shares to Bertelsmann Asia Investments AG, a company organized under the laws of Switzerland at a price of $2.995966 per share for an aggregate purchase price of $15,709,797. Pursuant to the share purchase agreements for the April and May 2008 share sales, the purchase price per share paid by each of the four purchasers was or will be reduced by an amount equal to $2.995966 minus 80% of the initial public offering price, as our initial public offering price was less than $3.7449575 per ordinary share as represented by ADS. In the event that a qualified public offering is not completed by December 31, 2008 for any reason, each of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Easerich Group Limited and Bertelsmann Asia Investments AG had a put option to sell to Champion Shine or Mr. Zhu all or any portion of the ordinary shares it purchased at a price equal to 120% of the original per share purchase price, compounding on a per annum basis to the payment date, provided that such put option must be exercised on or prior to December 31, 2009. For purposes of the put option, a qualified public offering means an offering in which we raise gross proceeds of no less than $70 million (excluding underwriting discount) and in which the offering price per ordinary share is no less than $1.846659, which is three times the original subscription price of our preferred shares. Our initial public offering was not considered a qualified public offering for these purposes. No qualified public offering was completed by December 31, 2008.

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

In 2008, Orchid China Master Fund Limited and YM Investment Limited, each an affiliate of our shareholders Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited, acquired an aggregate of 1,885,540 ordinary shares as represented by 471,385 ADSs from the open market. In 2009, YM Investment Limited acquired an aggregate of 218,008 ordinary shares as represented by 54,502 ADSs from the open market. In 2010, Orchid China Master Fund Limited and YM Investment Limited acquired an aggregate of 3,111,180 ordinary shares as represented by 777,795 ADSs from the open market.

In 2010, Champion Shine Trading Limited acquired an aggregate of 175,804 ordinary shares as represented by 43,951 ADSs from the open market.

In May 2010, Champion International Holdings Limited transferred our ordinary shares then held by it to four BVI entities formed by its then shareholders including Champion Education Holdings Limited, a British Virgin Island company jointly owned by our co-founders and directors Zhengdong Zhu and Baohong Yin.

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

In January 2010, we filed an arbitration application, as amended in February and March 2010, with the China International Economic and Trade Arbitration Commission, or CIETAC, against Mr. Liang Ma, Beijing Yinglun Yucai Education Consulting Co., Ltd. or Yinglun Yucai, and Global Education Consortium Group Co., Limited, or the respondents, in accordance with the dispute resolution clause in the investment agreement entered into between us and the respondents in connection with our acquisition of Yinglun Yucai’s business start-up training business in March 2009. In the application, we request, among other things, that the respondents should: (i) cease their engagement in competing businesses prohibited under the investment agreement and perform their obligation under such agreement, (ii) pay us damages in the amount of RMB2 million ($0.3 million), (iii) return to us a portion of the acquisition consideration in the amount of RMB16.5 million($2.4 million) for failure to achieve the stipulated profit target for the fiscal year 2009, pursuant to the contingent payment obligation provision in the investment agreement, and (iv) compensate Zhengbao Yucai in the amount of RMB2.8 million ($0.4 million) for the operating loss incurred in the fiscal year 2009. This arbitration is still pending as of the date of this annual report.

Dividend Policy

We currently intend to retain most of our available funds and any future earnings to finance our business and to fund the growth and expansion of our business in the PRC, and, therefore, do not expect to pay any cash dividends on our ordinary shares, including those represented by ADSs, in the foreseeable future.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, under the New EIT Law, effective as of January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax, subject to reduction by an applicable tax treaty with the PRC if they are derived from profits generated after January 1, 2008. For a detailed discussion, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry — We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses,” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Taxation — Enterprise Income Tax.” Any future determination to pay dividends, if any, will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

	High	Low
Annual Highs and Lows
Fiscal Year 2008 (from July 30, 2008)	$7.00	$3.00
Fiscal Year 2009	$8.90	$2.08
Fiscal Year 2010	$7.96	$3.04

Quarterly Highs and Lows
First Fiscal Quarter of 2009	$4.95	$2.08
Second Fiscal Quarter of 2009	$6.51	$3.81
Third Fiscal Quarter of 2009	$8.90	$4.28
Fourth Fiscal Quarter of 2009	$8.80	$6.16
First Fiscal Quarter of 2010	$7.96	$5.81
Second Fiscal Quarter of 2010	$7.00	$5.17
Third Fiscal Quarter of 2010	$6.02	$3.04
Fourth Fiscal Quarter of 2010	$5.75	$3.29

Monthly Highs and Lows
2010
September	$5.48	$3.75
October	$5.48	$4.88
November	$5.44	$4.72
December	$5.23	$3.80
2011
January	$5.14	$4.01
February	$4.80	$3.90
March (through March 24, 2011)	$4.23	$3.75

On March 24, 2011, the closing sale price of our ADSs as reported on the NYSE was $3.90 per ADS.

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

E. Taxation

The following is a general summary of the material Cayman Islands, U.S. federal and People’s Republic of China income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser or current holders of our ADSs. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from disposition of our shares or ADSs. The New EIT Law and its implementing rules are unclear as to how to determine a PRC “resident enterprise” status for non-Chinese enterprise or group enterprise controlled entities. See “Item 3.D. Key Information — Risk Factors — Under China’s New EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs or ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you beneficially own our ADSs or ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote (including ADSs and ordinary shares).

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time. Finally, this discussion is based in part, upon representations of the depositary and the assumptions that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Dividends on ADSs and ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to a reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on NYSE, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

Sales and other dispositions of ADSs or ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Any such gain or losses that you recognize will be treated as U.S. source income for foreign tax credit limitation purposes. Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive foreign investment company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended September 30, 2010, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in 2011 or for any future taxable year.

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

If we were a PFIC in any year, as a U.S. Holder, you would be required to file an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. In addition, under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult with your tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares. If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called “Qualified Electing Fund” election to avoid the PFIC rules regarding “excess” distribution and gain described above. A U.S. Holder that makes such an election would include in income for a taxable year its pro rata share of the corporation’s income for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs or ordinary shares.

U.S. information reporting and backup withholding rules

Dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS. Under newly enacted legislation, certain individuals holding the ADSs or ordinary shares other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

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

Foreign Currency Risk

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect our financial results in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable between 6.8 and 6.9 Renminbi per U.S. dollar for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $42.9 million as of September 30, 2010 into Renminbi at the exchange rate of $1.00 for RMB6.6905 as of September 30, 2010, this cash balance would have been RMB287.2 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB284.3 million as of September 30, 2010.

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

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Fees and Charges Payable by a Holder of American Depositary Receipts

Persons depositing shares are charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, exercise of rights, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary also charges a fee of US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution, sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of US$2.00 per 100 ADSs for the operation and maintenance costs in administering the facility. Persons depositing shares also may be charged the following expenses:

•

Expenses incurred by the depositary, the custodian or their respective agents in connection with inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository: an annual fee of U.S.$1.00 per 100 ADSs (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the discretion of the depositary, subject to the Company’s prior consent, by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions)

•

Taxes and other governmental charges incurred by the depositary or the custodian on any ADR or ordinary shares underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges

•	Cable, telex, electronic transmission and delivery expenses

•

Transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable)

•	Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

•

Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and

•	Any other fees, charges, costs or expenses that may be incurred by the depositary from time to time

In the case of cash distributions, fees are generally deducted from the cash being distributed. Service fees may be collected from holders of ADSs in a manner determined by the depositary with respect to ADSs registered in the name of investors (whether certificated or in book-entry form) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (i.e., stock dividends, rights, etc.), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), the depositary sends invoices to the applicable record date ADS holders.

In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary may, if permitted by the settlement systems provided by DTC, collect the fees through such settlement systems (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in such case may in turn charge their clients’ accounts the amount of the service fees paid to the depositary.

In the event of refusal to pay the service fee, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the service fee from any distribution to be made to the ADS holder.

If any tax or other governmental charge is payable by the holders and/or beneficial owners of ADSs to the depositary, the depositary, the custodian or the Company may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and/or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.

Fees and Other Direct and Indirect Payments Made by the Depositary

Since the commencement of the Company’s most recent fiscal year, the Company has received the following direct and indirect payments in the amounts of $0.2 million for expenses incurred by the Company relating to the ADR program, including:

•	Legal fees

•	Roadshow expenses

•	Financial printer costs

•	Production of annual reports and Form 20-F filings

•	Postage for mailing annual and interim reports and other communications to ADR holders

•	Costs of retaining third party public relations, investor relations, and/or corporate communications advisory firms in the U.S.

•	Subscription fees for CRM and other online electronic communications systems

•	Participation in retail investor shows and capital markets days

•	Training costs

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On August 16, 2010, we entered into a restricted issuance agreement with Duetsche Bank Trust Company Americas, as depositary, pursuant to which the depositary may issue restricted American depositary shares upon a deposit of restricted securities by a depositor. Other than the foregoing, the rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of September 30, 2010, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of September 30, 2010.

Our independent registered public accounting firm has audited our internal control over financial reporting as of September 30, 2010 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of China Distance Education Holdings Limited

We have audited the internal control over financial reporting of China Distance Education Holdings Limited (the “Company”), its subsidiaries and its variable interest entity (collectively, the “Group”) as of September 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2010 of the Group and our report dated March 25, 2011 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the retrospective application of the authoritative pronouncement issued by Financial Accounting Standards Board regarding noncontrolling interests, which was adopted by the Group on October 1, 2009.

/s/ Deloitte Touche Tohmatsu CPA Ltd,

Beijing, the People’s Republic of China

March 25, 2011

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended September 30, 2010 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., or Deloitte, our principal external auditors, in the fiscal year ended September 30, 2009 and 2010, respectively.

	Fiscal Year ended September 30,
	2009		2010
	RMB	US$	RMB	US$
Audit fees (1)	2,909,200	427,824	3,208,798	471,882
Audit-related fees (2)	1,844,000	271,176	1,791,202	263,118
Tax fees (3)	320,000	46,850	—	—

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.
(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings.
(3)	“Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.

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

The table below details our purchases of our own equity securities pursuant to our share repurchase program adopted and publicly announced on November 20, 2008 and extended on November 17, 2009 and November 15, 2010, respectively. Our share repurchase program authorizes the repurchase of up to an aggregate of $10 million of our ADSs. The repurchase program will continue until November 19, 2011. As of December 31, 2010, we have repurchased a total of 1,309,120 ADSs, representing 5,236,480 ordinary shares, in open-market transactions for total cash consideration of $6.3 million. See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a further discussion of the repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet be Purchased Under the Program
10/1/2009 –10/31/2009	3,200	6.4884	3,200	$6.1 million
11/1/2009 –11/30/2009	200	6.4728	200	$6.1 million
12/1/2009 –12/31/2009	8,400	6.2617	8,400	$6.0 million
01/01/2010 – 01/31/2010	200	6.5000	200	$6.0 million
02/01/2010 – 02/28/2010	2,600	5.9384	2,600	$6.0 million
03/01/2010 – 03/31/2010	59,500	5.9140	59,500	$5.6 million
04/01/2010 – 04/30/2010	30,100	5.8223	30,100	$5.5 million
05/01/2010 – 05/31/2010	24,100	5.1640	24,100	$5.3 million
06/01/2010 – 06/30/2010	93,100	3.8244	93,100	$5.0 million
07/01/2010 – 07/31/2010	203,900	3.8370	203,900	$4.2 million
08/01/2010 – 08/31/2010	34,900	5.1735	34,900	$4.0 million
09/01/2010 – 09/30/2010	17,200	4.8157	17,200	$3.9 million

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Dismissal of Principal Accountant

We dismissed Ernst & Young Hua Ming as our principal accountant on April 16, 2009. Such dismissal of principal accountant was previously reported under Item 16F of our annual report on Form 20-F for the fiscal year ended September 30, 2009.

(b) Engagement of New Principal Accountant

Not applicable.

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

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

•	Our nomination committee of our board of directors is not comprised entirely of independent directors.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Listed Company Manual.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	—Form of Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant*

2.1	—Form of Ordinary Share Certificate.*

2.2	—Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary.(1)

2.3	—Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2). (1)

2.4	—Restricted Issuance Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary, dated August 16, 2010.

4.1	—Technical Support and Consultancy Services Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 1, 2004.*

4.2	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd and Zhengdong Zhu, dated May 1, 2004.*

4.3	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated May 1, 2004.*

4.4	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Zhengdong Zhu, dated May 9, 2004.*

4.5	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Baohong Yin, dated May 9, 2004.*

4.6	—Courseware License Agreement between Beijing Champion Hi-Tech Co., Ltd. and Beijing Champion Distance Education Technology Co., Ltd., dated August 1, 2004.*

4.7	—Software License Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.8	—Courseware Production Entrustment Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.9	—Letter of Undertaking from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., dated February 13, 2008.*

4.10	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated February 13, 2008.*

4.11	—Declaration Letter by Zhengdong Zhu, dated March 24, 1008.*

4.12	—Declaration Letter by Baohong Yin, dated March 24, 2008.*

4.13	—Power of Attorney by Zhengdong Zhu, dated March 25. 2008.*

4.14	—Power of Attorney by Baohong Yin, dated March 25, 2008.*

4.15	—Notice from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., Zhengdong Zhu and Baohong Yin, dated March 25, 2008.*

4.16	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to the Registrant, dated March 25, 2008.*

4.17	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated March 25, 2008.*

4.18	—Shareholders Agreement among the Registrant, China Distance Education Limited, Beijing Champion Distance Education Technology Co., Ltd., Beijing Champion Education Technology Co., Ltd., Beijing Champion Hi-Tech Co., Ltd., Champion Shine Trading Limited, Empire China Limited, Zhengdong Zhu, Hongfeng Sun, Baohong Yin, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, and Artson Limited, dated March 7, 2008, as amended on July 25, 2008.*

4.19	—Form confidentiality and non-competition agreement.*

4.20	—Incentive share plan.*

4.21	—2008 Performance Incentive Plan.*

4.22	—Amended and Restated 2008 Performance Incentive Plan. **

4.23	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Zhengdong Zhu, dated December 31, 2008. **

4.24	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated December 31, 2008. **

8.1	—Subsidiaries of Registrant.

11.1	—Code of Business Conduct and Ethics of the Registrant.*

12.1	—CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	—Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2	—Consent of Ernst & Young Hua Ming.

15.3	—Consent of Jingtian & Gongcheng.

15.4	—Consent of American Appraisal.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-152167), as amended.
**	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2008.
(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-152345) filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Distance Education Holdings Limited

/S/ PING WEI
Name:	Ping Wei
Title:	Chief Financial Officer

Date: March 25, 2011

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheet of China Distance Education Holdings Limited, its subsidiaries, and its variable interest entity (collectively, the “Group”) as of September 30, 2009 and 2010, and the related consolidated statements of operation, changes in equity and comprehensive income, and cash flows for each of the two years in the period ended September 30, 2010. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2009 and 2010, and the results of its operation and its cash flow for each of the two years in the period ended September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 19, the financial statements have been adjusted for retrospective application of the authoritative guidance regarding noncontrolling interests in consolidated financial statements, which was adopted by the Group on October 1, 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of September 30, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2011 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

March 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Distance Education Holdings Limited

We have audited the consolidated statements of operations, cash flows and changes in shareholders’ equity of China Distance Education Holdings Limited (the “Company”) and its subsidiaries (together, the “Group”) for the year ended September 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects the consolidated results of their operations and their cash flows for the year ended September 30, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming
Shenzhen, the People’s Republic of China
December 10, 2008

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of September 30,
	2009	2010
	US$	US$
	(Note 19)
ASSETS

Current assets
Cash and cash equivalents	21,437	58,755
Term deposits	27,750	—
Restricted cash	8,250	2,906
Accounts receivable, net of allowance for doubtful accounts of nil and US$2,236 for 2009 and 2010	7,004	6,917
Inventories	297	599
Prepayment and other current assets	1,579	2,310
Deferred tax assets, current portion	976	1,016
Deferred cost	1,289	1,596

Total current assets	68,582	74,099

Non-current assets
Property, plant and equipment, net	7,899	8,804
Goodwill	9,030	7,788
Other intangible assets, net	3,966	3,100
Purchased call options	1,892	1,283
Deposit for purchase of non-current assets	356	—
Deferred tax assets, non-current portion	—	17
Other non-current assets	808	744

Total non-current assets	23,951	21,736

Total assets	92,533	95,835

LIABILITIES AND EQUITY

Current liabilities
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,801 and US$6,016 as of September 30, 2009 and September 30, 2010, respectively)	4,618	6,661
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$872 and US$1,664 as of September 30, 2009 and September 30, 2010, respectively)	982	1,733
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$7,643 and US$8,854 as of September 30, 2009 and September 30, 2010, respectively)	7,643	8,854

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	As of September 30,
	2009	2010
	US$	US$
	(Note 19)
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,781 and US$1,564 as of September 30, 2009 and September 30, 2010, respectively)	1,781	1,564

Total current liabilities	15,024	18,812

Non-current liabilities
Deferred tax liabilities non-current portion (including non-current portion of deferred tax liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$637 and US$ nil as of September 30, 2009 and September 30, 2010, respectively)	637	—

Total non-current liabilities	637	—

Total liabilities	15,661	18,812

Commitments and contingencies (Note 23)

Equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2009 and 2010, respectively; Authorized - 480,000,000 shares at September 30, 2009 and 2010; Issued and outstanding - 138,765,685 and 136,932,849 shares at September 30, 2009 and 2010, respectively)	14	14
Additional paid-in capital	76,797	79,075
Accumulated other comprehensive income	1,702	2,399
Cumulative deficits	(4,604)	(6,502)

Total China Distance Education Holdings Limited shareholders’ equity	73,909	74,986

Noncontrolling interest	2,963	2,037
Total equity	76,872	77,023

Total liabilities and equity	92,533	95,835

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended September 30,
	2008	2009	2010
	US$	US$	US$
	(Note 19)	(Note 19)
Sales, net of business tax, value-added tax and related surcharges
Online education services	13,900	22,279	23,982
Books and reference materials	1,616	2,709	3,939
Others	2,058	5,133	6,825

Total net revenues	17,574	30,121	34,746

Cost of sales
Cost of services	(5,981)	(12,834)	(14,704)
Cost of tangible goods sold	(818)	(1,577)	(2,070)

Total cost of sales	(6,799)	(14,411)	(16,774)

Gross profit	10,775	15,710	17,972
Operating expenses
Selling expenses	(2,448)	(6,722)	(7,561)
General and administrative expenses	(3,906)	(7,432)	(10,833)
Impairment of goodwill	—	—	(1,407)
Impairment of intangible assets	—	—	(274)
Impairment of purchased call options	—	—	(639)

Total operating expenses	(6,354)	(14,154)	(20,714)
Other operating income	209	292	74
Other expense	(144)	—	(112)

Operating (loss) income	4,486	1,848	(2,780)
Interest expense	(33)	—	—
Interest income	209	742	463
Exchange loss	(75)	(6)	(66)
Equity in loss of an affiliated company	(64)	—	—

(Loss) income before income taxes	4,523	2,584	(2,383)
Less: Income tax expense	526	1,478	459

Net (loss) income	3,997	1,106	(2,842)

Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(9,332)	—	—
Net loss attributable to noncontrolling interest	—	82	944

Net (loss) income attributable to China Distance Education Holdings Limited	(5,335)	1,188	(1,898)

Net (loss) income per share:
Net (loss) income attributable to China Distance Education Holdings Limited shareholders
Basic	(0.05)	0.01	(0.01)

Diluted	(0.05)	0.01	(0.01)

Weighted average shares used in calculating net (loss) income per share
Basic	100,373,673	140,260,811	138,232,493

Diluted	100,373,673	140,475,941	138,232,493

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME

(In thousands, except share data)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Cumulative deficits	Total China Distance Education Holding Limited shareholders’ equity	Noncontrolling interest	Total equity	Total Comprehensive income
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of September 30, 2007 (Note 19)	91,877,000	9	12,606	433	(264)	12,784	—	12,784	5,847

Net income for the year	—	—	—	—	3,997	3,997	—	3,997	3,997
Foreign currency translation adjustments	—	—	—	1,284	—	1,284	—	1,284	1,284
Initial public offering of ordinary shares	35,000,000	4	52,492	—	—	52,496	—	52,496	—
Conversion of Series A convertible contingently redeemable preferred shares into ordinary shares	14,963,594	1	10,234	—	—	10,235	—	10,235	—
Issuance of restricted ordinary shares (Note 26)	57,143	—	100	—	—	100	—	100	—
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares (Note 16)	—	—	—	—	(9,332)	(9,332)	—	(9,332)	—
Stock-based compensation expense - stock options (Note 26)	—	—	1,379	—	—	1,379	—	1,379	—
Deemed dividends arising from purchase of properties from a controlling shareholder (Note 21)	—	—	—	—	(193)	(193)	—	(193)	—

Balance as of September 30, 2008 (Note 19)	141,897,737	14	76,811	1,717	(5,792)	72,750	—	72,750	5,281

Net income (loss) for the year	—	—	—	—	1,188	1,188	(82)	1,106	1,106
Foreign currency translation adjustments	—	—	—	(15)	—	(15)	(2)	(17)	(17)
Repurchase of ordinary shares	(3,163,600)	—	(3,960)	—	—	(3,960)	—	(3,960)	—
Options exercised	31,548	—	26	—	—	26	—	26	—
Stock-based compensation expense - stock options (Note 26)	—	—	3,920	—	—	3,920	—	3,920	—
Acquisition of noncontrolling interest of start-up training business	—	—	—	—	—	—	2,110	2,110
Acquisition of noncontrolling interest of Gaokao re-take business	—	—	—	—	—	—	937	937

Balance as of September 30, 2009 (Note 19)	138,765,685	14	76,797	1,702	(4,604)	73,909	2,963	76,872	1,089

Net loss for the year	—	—	—	—	(1,898)	(1,898)	(944)	(2,842)	(2,842)
Foreign currency translation adjustments	—	—	—	697	—	697	18	715	715
Repurchase of ordinary shares	(1,909,600)	—	(2,172)	—	—	(2,172)	—	(2,172)	—
Options exercised	76,764	—	63	—	—	63	—	63	—
Stock-based compensation expense - stock options (Note 26)	—	—	4,387	—	—	4,387	—	4,387	—

Balance as of September 30, 2010	136,932,849	14	79,075	2,399	(6,502)	74,986	2,037	77,023	(2,127)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended September 30,
	2008	2009	2010
	US$	US$	US$
	(Note 19)	(Note 19)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	3,997	1,106	(2,842)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in loss of an affiliated company	64	—	—
Stock-based compensation	1,479	3,920	4,387
Depreciation of property, plant and equipment	555	930	1,157
Amortization of other intangible assets	235	579	851
(Decrease) increase in provision of inventories	—	3	(1)
Deferred tax (benefit) expense	(622)	1,330	(668)
Allowance for doubtful accounts	—	—	2,197
Impairment loss on goodwill	—	—	1,407
Impairment loss on intangible assets	—	—	274
Impairment loss on purchased call options	—	—	639
Losses on disposition of property, plant and equipment	—	—	44
Changes in operating assets and liabilities:
Increase in accounts receivable	(561)	(4,323)	(1,970)
Increase in prepayments and other assets	(1,212)	(112)	(693)
Increase in inventories	(50)	(123)	(289)
Increase in deferred cost	(193)	(841)	(276)
Decrease (increase) in other non-current assets	79	(808)	79
Increase in accrued expenses and other liabilities	924	805	1,850
Increase in deferred revenue	860	2,137	1,037
(Decrease) increase in refundable fees	2,548	(2,907)	(249)
Increase (decrease) in income tax payable	961	(89)	719

Net cash generated from operating activities	9,064	1,607	7,653

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of business (net of cash acquired of US$48 and US$2,854 respectively for the year ended September 30, 2008 and 2009)	(688)	(3,211)	(21)
Change in restricted cash	—	(8,250)	5,395
Term deposits	—	(27,753)	27,750
Acquisition of property, plant and equipment	(1,779)	(1,451)	(1,570)
Proceeds from disposition of property, plant and equipment	—	—	60
Acquisition of other intangible assets	(450)	(513)	(194)
Payment of deposit for the acquisition of non-current assets	(176)	(356)	—

Net cash (used in) generated from investing activities	(3,093)	(41,534)	31,420

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended September 30,
	2008	2009	2010
	US$	US$	US$
	(Note 19)	(Note 19)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from initial public offering (net of underwriter discount of US$4,288 and issuance costs of US$3,559)	53,403	—	—
Repurchase of ordinary shares	—	(3,960)	(2,172)
Repayment of long-term bank borrowings	(454)	—	—
Repayment of short-term bank borrowings	(411)	—	—
Proceeds from share options exercised by employees	—	26	63
Payment of deferred initial public offering costs	—	(907)	—

Net cash generated from (used in) financing activities	52,538	(4,841)	(2,109)

Exchange rate effect on cash and cash equivalents	608	(18)	354

Net increase (decrease) in cash and cash equivalents	59,117	(44,786)	37,318
Cash and cash equivalents at beginning of the year	7,106	66,223	21,437

Cash and cash equivalents at end of the year	66,223	21,437	58,755

Supplemental schedule of cash flows information
Income tax paid	(163)	(334)	(514)
Interest paid	(33)	—	—
Supplemental schedule of non-cash activities
Payable for acquisition of property, plant and equipment included in accrued expenses and other liabilities	—	—	94
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	752	151	356
Acquisition of an investment through utilization of deposits	133	—	—
Initial public offering costs included in accrued expenses and other liabilities	907	—	—
Conversion of Series A convertible contingently redeemable preferred shares into ordinary shares	10,235	—	—
Acquisition consideration payable (Champion Xinlixiang)	—	1,628	1,643

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

China Distance Education Holdings Limited (the “Company”) was incorporated under the law of the Cayman Islands on January 11, 2008. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Group”) are primarily engaged in providing online and offline education services, and selling related products in the People’s Republic of China (“PRC”).

As of September 30, 2010, details of the Company’s subsidiaries and variable interest entities were as follows:

Company	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities

Subsidiaries:
China Distance Education Limited (“CDEL Hong Kong”) Practice Enterprises Network	March 13, 2003	Hong Kong	100%	Investment holding
China International Links Limited (“Pencil”)	February 23, 2010	Hong Kong	100%	Inactive
Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”)	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production

Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”)	April 23, 2007	PRC	100%	Software licensing and course production

Variable interest entity:
Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”)	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials

Subsidiaries of variable interest entity:

Beijing Caikaowang Company Ltd. (“Caikaowang”)	November 28, 2007	PRC	Nil	Provision of online education services
Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”)	June 24, 2008	PRC	Nil	Provision of online education services
Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”)	February 19, 2009	PRC	Nil	Provision of start-up training services
Beijing Haidian District Champion Training School (“Champion Training School”)	February 19, 2009	PRC	Nil	Provision of online and offline education services
Zhejiang Champion Xinlixiang Education Management Co., Ltd. (“Champion Xinlixiang”)	July 8, 2009	PRC	Nil	Provision of Gaokao re-take related education services

The VIE arrangements

Applicable PRC laws and regulations prohibit foreign investors from providing telecommunications value-added services in the PRC. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws.

To comply with these foreign ownership restrictions, the Company operates its online education services through the VIE, Beijing Champion, and its subsidiaries in the PRC. To provide the Company effective control over the VIE and the ability to receive substantially all of the economic benefits of the VIE and its subsidiaries, a series of contractual arrangements were entered into amongst CDEL Hong Kong, Champion Technology, Beijing Champion and Beijing Champion’s direct equity holders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that transfer economic benefits to Champion Technology

Exclusive technical support and consultancy services agreement

Pursuant to the exclusive technical support and consultancy services agreement between Beijing Champion and Champion Technology, Champion Technology has the exclusive right to provide to Beijing Champion technical and consulting services. Champion Technology is entitled to charge Beijing Champion a service fee equal to its profit before such service fee and tax.

Exclusive purchase right agreement on the equity interest of Beijing Champion

Pursuant to the exclusive purchase right agreement, CDEL Hong Kong may purchase the entire equity interest in, or all the assets of Beijing Champion, for a purchase price equal to the net assets of Beijing Champion or the minimum price permitted by PRC laws, if and when PRC laws are amended to permit such a transaction.

Letter of undertaking from Beijing Champion’s shareholders to Champion Technology

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that provide Company effective control over Beijing Champion

Equity pledge agreement

Pursuant to the equity pledge agreement between Beijing Champion and Champion Technology, the equity holders of Beijing Champion have pledged their equity interest in Beijing Champion to Champion Technology to secure the payment obligations of Beijing Champion under the technical support and consultancy services agreement between Beijing Champion and Champion Technology.

Power of attorney

Pursuant to the power of attorney, the nominee shareholders of Beijing Champion each executed an irrevocable power of attorney assigning Champion Technology or any person designated by Champion Technology as their attorney-in-fact to vote on their behalf on all matters of Beijing Champion requiring shareholder approval under PRC laws and regulations and the articles of association of Beijing Champion.

The Articles of Incorporation of Beijing Champion states that the major rights of the shareholders include the power to review and approve annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Champion Education Technology has the ability to exercise effective control over Beijing Champion through equity holder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of Beijing Champion is the same as that of Champion Education Technology.

These contractual arrangements allow the Group to effectively control Beijing Champion and its subsidiaries and to derive substantially all of the economic benefits from them. Accordingly, the Group treats Beijing Champion as a VIE and because the Group is the primary beneficiary of Beijing Champion, the Group has consolidated the financial results of Beijing Champion and its subsidiaries.

However, there are certain risks related to the VIE arrangements, which include but are not limited to the following:

•	If the ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the Group could be subject to severe penalties;

•

The Group rely on contractual arrangements with the VIE and its shareholders for substantially all of its China operations, which may not be as effective as direct ownership in providing operational control; and

•

The Group may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with the VIE and its shareholders in the event of a breach or non-compliance by the VIE or its shareholders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

The new guidance is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. Therefore, the Company will adopt the new guidance effective from October 1, 2010. In anticipation of the adoption of the new guidance, the Company has improved the disclosures related to its VIE.

The Company has had one VIE, which it has consolidated under the authoritative literature prior to the amendment discussed above because it is the primary beneficiary of the VIE. Since the Company, through its subsidiary, has (1) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (2) the right to receive benefits from the VIE. The Company will continue to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, has no accounting impact.

The financial information of the Company’s VIE and VIE’s subsidiaries as of September 30, 2009 and 2010 and for the years ended September 30, 2008, 2009 and 2010 is as follows:

	As of September 30,
	2009	2010
	US$	US$
Total assets	36,358	41,247

Total liabilities	24,533	29,779

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

	For the years ended September 30,
	2008	2009	2010
	US$	US$	US$
Revenues	16,831	29,722	33,257

Net income (1)	8,847	10,824	6,370

Net cash provided by operating activities	16,598	9,495	11,356

Net cash used in investing activities	(2,344)	(4,431)	(4,407)

Net cash provided by financing activities	(1,863)	—	—

(1)	This is net income before service fees charged by Champion Technology and Champion Education Technology.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, fair value of purchased call option, deferred tax assets valuation allowance, uncertain tax positions, impairment of goodwill and long-term assets, and share-based compensation expenses. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and VIE’s subsidiaries. All transactions and balances among the Company, its subsidiaries, its VIE and VIE’s subsidiaries have been eliminated upon consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation and transactions

The Company and CDEL Hong Kong’s functional currencies are United States dollars (“US$”). The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the US$ as its reporting currency and uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries and its variable interest entities, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of statements of changes in shareholders’ equity.

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

Restricted cash

Restricted cash represents a) amounts in US dollar deposited in bank accounts for obtaining a revolving line of credit in RMB equivalent to US$7,500. The credit line was obtained in June 2009 and terminated in July 2010; and b) US$2,906 of cash deposit in a designated account as required by court for the arbitration process in relation to Zhengbao Yucai (see note 3).

Inventories

Inventories, consisting of papers and professional examination reference books, are stated at the lower of cost or market value. Cost is determined using the first in, first out method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

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

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

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

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has three reporting units: online education service, start-up training service (Zhengbao Yucai) and Gaokao re-take business (Champion Xinlixiang). The Group perform annual goodwill impairment test on September 30 of each fiscal year for all the reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step will be performed to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group including intangibles with definite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows.

Revenue recognition

Revenues are recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

Online education services

The online education services provided by the Group to its customers include audio-video course content, mock examinations and online chat rooms. The overall package of services provided to the customers is a multiple-element arrangement. Due to lack of objective and reliable evidence of fair value for each deliverable included in the arrangement, a combined unit of accounting is applied.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

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

The Group may, at times, offer volume discounts to its distributors for purchases over a specified amount of prepaid cards during a specified period of time, generally, one year. The amount of future rebates relating to these volume discounts cannot be reasonably estimated and accordingly a deferred revenue balance is recognized for the maximum potential amount of volume discount. If the number of purchases specified in the volume discount provisions is not reached upon the expiry of the volume discount period, the deferred revenue relating to such volume discount for each study card is recognized as revenue over the remaining period the online course is available to the user who enrolls using the study card or recognized as revenue immediately if the related online course has been completed. Proceeds allocated to the rebate study cards that have never been activated for course enrollment are recognized as revenues upon expiration of the cards.

For the year ended September 30, 2008, 2009 and 2010, the Group recognized revenues before business tax and related surcharges in connection with expired study cards amounted to US$43, US$90 and US$90 respectively.

Beijing Champion is subject to approximately 3% business tax and related surcharges on the revenues earned from provision of online education services. The Group records revenues net of these taxes in the consolidated statement of operations. Such business tax and related surcharges for the years ended September 30, 2008, 2009 and 2010 were US$458, US$1,014 and US$852 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

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

The Group also sells books and reference materials together with study cards which allow the customers to take a certain number of on-line courses for no additional charge. Due to the significant variability in the prices charged for on-line courses, the Company does not have sufficient evidence of fair value for the study cards. Therefore, the sales of books and reference material in these multiple-element arrangements cannot be accounted for as a separate accounting unit, and accordingly the entire revenues are recognized over the subscription period the online course is available to the user who enroll using the study cards or upon expiration of the study cards.

In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is levied on the invoiced value of sales of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. VAT amounted to US$296, US$350 and US$515 for the years ended September 30, 2008, 2009 and 2010, respectively.

Other revenues

Other revenues include sales of offline education services, courseware production services, platform production services, and others.

Revenues from offline training are recognized when the training courses are provided. For offline training sponsored by government authorities, the tuition fees of the training participants are subsidized by the government. Qualified enrollments and the fees to be earned cannot be determined until the confirmation from government authorities regarding the number of students and fees is received by the Company, which is after the completion of services. Therefore, revenues from such services are recognized upon cash receipt or the receipt of confirmations from government authorities, whichever is earlier.

Revenues from sales of courseware or platforms, which are designed and developed pursuant to the requests from customers, are recognized when the courseware or platforms are accepted by the customers. The Company has no significant remaining obligation with respect to the courseware or platforms upon the acceptance of the customers.

Revenues from other services, including magazine content production, advertising and consulting services, are recognized over the period when such services are provided.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Other revenues - continued

From time to time, the Group enters into arrangements to provide the development and maintenance of online platforms to its customers. The on-line platforms, which are owned by the Group, enable customers to sell products through the Company’s website. After the development of online platforms, the Group provides support and maintenance services, which encompass bug fixes and general technical support but do not include upgrades or increased functionality of the online platform, for a period of time for no additional charge. The development of online platform and the support and maintenance services are accounted for as a single unit of accounting due to the lack of sufficient evidence of fair value of the support and maintenance services. Accordingly, revenues from such arrangements are recognized ratably over the support and maintenance services period.

Cost of sales

Cost of online education services primarily includes the production costs of study cards, server and bandwidth leasing fees, lecturer fees, staff costs involved in the operation of online education services including network operation and maintenance, course production and tutor services and other direct costs of providing these services. These costs are expensed when incurred.

The cost of books and reference materials, including direct materials used for production of books, authorship fee and printing cost, are initially deferred and recorded as “deferred cost”. In standalone sales of books and reference materials through distributors, the deferred costs are recognized as cost of sales when cash is collected from distributors. When books and reference materials are sold with study cards, the deferred costs are recognized as cost of sales over the subscription period the online course is available to the user or upon the expiration of the study cards if the study cards have never been used.

5% business tax on technical and consulting service, software licensing and course production fees that Champion Technology and Champion Education Technology charge Beijing Champion is included in the cost of services.

Advertising expenditure

Advertising costs are expensed when incurred and are included in “selling expenses” in the consolidated statements of operations. For the years ended September 30, 2008, 2009 and 2010, advertising expenses were US$783, US$1,997 and US$1,302, respectively.

Shipping and handling costs

Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the consolidated statements of operations. During the years ended September 30, 2008, 2009 and 2010, shipping and handling costs classified as selling expenses were US$202, US$382 and US$331, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

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

Effective October 1, 2007, the Group adopted the recognition and measurement methods under the authoritative interpretation regarding accounting for uncertainty in income taxes, which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. See Note 21 for additional information including the impact on the Group’s consolidated financial statements.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Net income per share

Basic net income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the convertible contingently redeemable preferred shares were included in the computation of diluted net income per ordinary share on an “if-converted” basis when the impact was dilutive. The dilutive effect of outstanding share-based awards is reflected in the diluted net income per share by application of the treasury stock method. Two-class method was used to calculate net income per share data for preferred shares that were participating securities.

Business combinations

Business combinations are recorded using the purchase method of accounting. On October 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From October 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from October 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to October 1, 2009 contingent consideration was not recorded until the contingency was resolved.

In addition, upon the adoption of a new accounting pronouncement regarding noncontrolling interests (see note 19), from October 1, 2009, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transaction. Therefore, no gain or loss would be recognized and any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted is recognized in equity to the parent.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported as a component of the consolidated statements of shareholders’ equity and comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. In anticipation of the adoption of this pronouncement, the Group has improved its disclosures related to the VIE. The Group does not expect the adoption of this pronouncement to have any significant impact on its financial condition or results of operations (see note 1).

In September 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group does not expect the adoption of this pronouncement to have any significant impact on its financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and nonsoftware deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and nonsoftware components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group does not expect the adoption of this pronouncement to have any significant impact on its financial condition or results of operations.

In January 2010, the FASB issued an authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement to have any significant impact on its financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

In April 2010, the FASB issued an authoritative pronouncement regarding milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group does not expect the adoption of this pronouncement to have any significant impact on its financial condition or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group does not expect the adoption of this pronouncement to have any significant impact on its financial condition or results of operations.

In July 2010, the FASB issued an authoritative pronouncement on disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010. The Group does not expect the adoption of this pronouncement to have any significant impact on its financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. The Group does not expect the adoption of this pronouncement to have any significant impact on its cash flows, financial condition or results of operations.

Concentration of risks

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and funds receivable. As of September 30, 2010, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC and Hong Kong. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. Funds receivable are unsecured and are held by external payment networks who collect fees from customers through online payment networks. The funds are transferred to the Group within one to three business days after payments are received by external payment networks. To mitigate the credit risk, the Group only engages large scale and reputable payment networks to collect fees on its behalf. The Group also monitors the timeliness and accuracy of funds transfer by the external payment networks and the credit worthiness of the external payment networks.

Concentration of customers

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended September 30, 2010.

Primarily due to the long payment cycles of government agencies, receivables with three customers as of September 30, 2009 and receivables with two customers as of September 30, 2010 each accounted for 10% or more of the Group’s accounts receivable balances, representing an aggregate of 56.1% and 44.3% of the Group’s accounts receivable balances at September 30, 2009 and 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

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

The Group accounted for the investment in Caikaowang using the equity method of accounting because the Group has the ability to exercise significant influence over Caikaowang. During the year ended September 30, 2008, the Group recorded an equity method loss of US$64 in respect with Caikaowang.

In June 2008, Beijing Champion acquired the remaining 60% equity interest in Caikaowang at a contractual consideration of US$576 (RMB4,000). As a result, Caikaowang became a 100% owned subsidiary of Beijing Champion. This acquisition was accounted for as a business combination. The results of Caikaowang’s operations, attributable to the 100% interest acquired, have been included in the Company’s consolidated financial statements since June 2008.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

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

The initial consideration for this acquisition was US$5,318 in cash, including US$56 of transaction costs, of which US$5,314 and US$4 were paid during the fiscal year 2009 and 2010 respectively.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

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

The purchased call options to acquire additional equity interest in Zhengbao Yucai and Yinhong were recorded at fair value at the acquisition date. Since they are not derivatives because the net settlement criterion is not met, the purchased call options are not subsequently marked to market. The impairment losses were US$ nil and US$162 for the years ended September 30, 2009 and 2010, respectively (see note 4).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

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

The initial consideration for this acquisition was US$2,379 in cash (RMB16,000), including US$37 of transaction costs, of which US$751 and US$17 were paid during the fiscal year 2009 and 2010 respectively. The remaining US$1,643 (RMB 11,000) was still outstanding and recorded as consideration payable as of September 30, 2010.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

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

The purchased call option to acquire additional equity interest in Champion Xinlixiang was recorded at fair value at the acquisition date. Since it is not a derivative because the net settlement criterion is not met, the purchased call option is not subsequently marked to market. The impairment losses of US$ nil and US$477 were recorded for the years ended September 30, 2009 and 2010, respectively. (See note 4).

No supplemental information on a pro forma basis has been presented for the above acquisitions as such information is not available without unreasonable effort and cost.

4. IMPAIRMENTS

Impairment losses recorded for assets for the years ended September 31, 2008, 2009 and 2010 are summarized in the table below:

	Year ended September 31, 2008	Year ended September 31, 2009	Year ended September 31, 2010
	US$	US$	US$

Impairment loss of goodwill (a)	—	—	1,407
Impairment loss of intangible asset (a)	—	—	274
Impairment loss of purchased call options related to acquisition of Champion Xinlixiang (a)	—	—	477
Impairment loss of purchased call options related to acquisition of Zhengbao Yucai (b)	—	—	162

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

4. IMPAIRMENTS - continued

(a)	The enrollment of Champion Xinlixiang has been below its business plan. Based on an impairment test performed as of September 30, 2010, the goodwill, non-compete agreement, and option to purchase the remaining 40% equity interest in Champion Xinlixiang acquired with the acquisition of Champion Xinlixiang in September 2009 were impaired by US1,407, US$274, and US$477, respectively, for the year ended September 30, 2010 (see note 12).

In December 2010, as agreed by both the Group and the selling equity holders, a net loss was incurred by Champion Xinlixiang for the fiscal year 2010. Accordingly, pursuant to the terms of the original purchase agreement, the selling equity holders will surrender their 40% equity interest in Champion Xinlixiang to the Group for no consideration. Under the new accounting pronouncement regarding noncontrolling interests, which was adopted by the Group on October 1, 2009, the acquisition of the 40% equity interest in Champion Xinlixiang will be accounted for as equity transaction with no gain or loss recognized. (see note 27)

(b)	Zhengbao Yucai incurred net losses for the fiscal years of 2009 and 2010 In addition, the Group noted that Mr. Liang Ma, the selling equity holder of Zhengbao Yucai, Yinglun Yucai, a company owned by Mr. Liang Ma, and Global Education Consortium Group Co., Limited, a company owned by Mr. Liang Ma’s wife engaged in competing businesses which is prohibited under the purchase agreement.

As a result, in January 2010, the Group filed an arbitration application with the China International Economic and Trade Arbitration Commission, against Mr. Liang Ma and its related parties (“the respondents”), in accordance with the dispute resolution clause in the original purchase agreement. The Group requested, among other things, the respondents to (i) cease their engagement in competing businesses prohibited under the investment agreement and perform their obligation under such agreement, (ii) pay the damages in the amount of RMB2,000 (US$300), (iii) return the Company a portion of the acquisition consideration in the amount of RMB16,500 (US$2,417) for failure to achieve the stipulated profit target for the fiscal year 2009, pursuant to the contingent payment obligation provision in the investment agreement, and (iv) compensate Zhengbao Yucai in the amount of RMB2,816 (US$413) for the operating loss incurred in the fiscal year 2009.

Under these circumstances, based on an impairment test performed as of September 30, 2010, the option to acquire equity interest in Yinhong was fully impaired by US$34 and the option to acquire 30% equity interest in Zhengbao Yucai was impaired by US$128 for the year ended September 30, 2010 (see note 12). The option to acquire additional equity interest in Zhengbao Yucai was not fully impaired as of September 30, 2010 because it is possible that the Group will exercise the option considering the prospect of the start-up training service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2009	2010
	US$	US$

Accounts receivable	7,004	9,153
Less: allowance for doubtful accounts	—	(2,236)

Accounts receivable, net	7,004	6,917

Movement of allowance for doubtful accounts was as follow:

	As of September 30,
	2009	2010
	US$	US$

Balance at beginning of year	—	—
Charged to expenses	—	2,197
Foreign currency adjustment	—	39

Balance at end of the year	—	2,236

6. INVENTORIES, NET

Inventories consist of the following:

	As of September 30,
	2009	2010
	US$	US$

Finished goods	210	416
Raw materials	87	183

	297	599

Inventories provision for the years ended September 30, 2008, 2009 and 2010 were US$ nil, US$3 and US$2, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

7. PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of the following:

		As of September 30,
	Note	2009	2010
		US$	US$

Prepaid expenses		506	935
Funds receivable	(1)	195	307
Refundable prepayments	(2)	—	306
Advance to the suppliers	(3)	51	143
Prepaid course remuneration		257	119
Deposits		91	59
Others		479	441

		1,579	2,310

(1)	Funds receivable arise due to the time taken to clear customers’ payment transactions through external payment networks. When customers remit fees to the Group via external payment networks using their bank account or credit card, there is a clearing period before the cash is received by the Group which usually takes one to three business days. These fees are treated as a receivable until the cash is received.
(2)	Refundable prepayment represents the amount of US$306 prepaid in the fiscal year 2010 to a government agency to sponsor ITAT contest. Then, the Group has withdrawn from this sponsorship, and the prepaid amount will be refunded in the fiscal year 2011.
(3)	Advance to the suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials and finished goods. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and is monitored on a regular basis by management. A charge to cost of revenue will be recorded in the period in which a loss is incurred. To date, the Group has not experienced any loss of advances to suppliers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of September 30,
	2009	2010
	US$	US$

Buildings	4,744	5,554
Electronic and office equipment	3,908	5,074
Leasehold improvement and building improvement	1,015	1,050
Motor vehicles	479	573

Total	10,146	12,251
Less: Accumulated depreciation	(2,247)	(3,447)

	7,899	8,804

Depreciation expenses were US$555, US$930 and US$1,157 for the years ended September 30, 2008, 2009 and 2010, respectively.

9. GOODWILL

Goodwill is comprised of the following:

	Online education service	Start-up training service	Gaokao re-take business	Total
	US$	US$	US$	US$
Gross amount
Balance as of September 30, 2008	5,278	—	—	5,278

Acquisition of 60% equity interest in Zhengbao Yucai	—	1,603	—	1,603
Acquisition of 60% equity interest in Champion Xinlixiang	—	—	2,143	2,143
Foreign currency adjustment	(6)	11	1	6

Balance as of September 30, 2009	5,272	1,614	2,144	9,030

Foreign currency adjustment	105	33	44	182

Balance as of September 30, 2010	5,377	1,647	2,188	9,212

Accumulated goodwill impairment loss
Balance as of September 30, 2008	—	—	—	—

Balance as of September 30, 2009	—	—	—	—

Goodwill impairment loss	—	—	(1,407)	(1,407)
Foreign currency adjustment	—	—	(17)	(17)

Balance as of September 30, 2010	—	—	(1,424)	(1,424)

Goodwill, net	5,377	1,647	764	7,788

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

9. GOODWILL - continued

The Group tested its goodwill for impairment at the following reporting units level.

Online education service - This reporting unit provides online education services to its customers located in the PRC. It includes all the subsidiaries, the VIE and VIE’s subsidiaries of the Group except for Zhengbao Yucai and Champion Xinlixiang. The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit.

Start-up training service - This reporting unit provides start-up training services to its customers located the PRC. It includes Zhengbao Yucai. The goodwill arising from the acquisitions of 60% equity interest in Zhengbao Yucai is fully allocated to this reporting unit.

Gaokao re-take business - This reporting unit provides Gaokao re-take preparation and high-school tutoring courses to its customers located in the PRC. It includes Champion Xinlixiang. The goodwill arising from the acquisitions of 60% equity interest in Champion Xinlixiang is fully allocated to this reporting unit.

The Group recorded impairment losses of US$ nil, US$ nil and US$1,407 for the years ended September 30, 2008, 2009 and 2010, respectively (see notes 4 and 12).

10. OTHER INTANGIBLE ASSETS, NET

Other intangible assets consist of the following:

	As of September 30,
	2009	2010
	US$	US$

Computer software	1,585	1,801
Trademarks and domain names	1,216	1,251
Website	95	97
Courseware	437	446
Business contracts	476	486
Copyrights	586	597
Platform	195	199
Non-compete agreement	650	663

Total intangible assets	5,240	5,540
Less: Accumulated amortization
Computer software	(522)	(887)
Trademarks and domain names	(321)	(456)
Website	(65)	(66)
Courseware	(210)	(267)
Business contracts	(60)	(172)
Copyrights	(65)	(186)
Platform	(31)	(88)
Non-compete agreement	—	(44)

Accumulated amortization	(1,274)	(2,166)
Less: Accumulated impairment	—	(274)

Intangible assets, net	3,966	3,100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

10. OTHER INTANGIBLE ASSETS, NET - continued

Amortization expenses were US$235, US$579 and US$851 for the years ended September 30, 2008, 2009 and 2010, respectively.

The impairment loss of US$274 for the year ended September 30, 2010 was related to non-compete agreement acquired in the acquisition of Champion Xinlixiang (See notes 4 and 12).

The estimated amortization expenses for the above other intangible assets for each of the following fiscal years are as follows:

Amortization
US$

2011	877
2012	763
2013	590
2014	319
2015	169
2016 and thereafter	382

3,100

11. PURCHASED CALL OPTION

	Acquisition of 60% interest in Zhengbao Yucai		Acquisition of 60% interest in Champion Xinlixiang		Total
	2009	2010	2009	2010	2009	2010
	US$	US$	US$	US$	US$	US$

Gross amount
Balance at beginning of year	—	1,222	—	670	—	1,892
Acquired during the year	1,221	—	669	—	1,890	—
Foreign currency adjustment	1	25	1	13	2	38

Balance at end of year	1,222	1,247	670	683	1,892	1,930

Accumulated impairment loss
Balance at beginning of year	—	—	—	—	—	—
Recognized during the year	—	(162)	—	(477)	—	(639)
Foreign currency adjustment	—	(2)	—	(6)	—	(8)

Balance at end of year	—	(164)	—	(483)	—	(647)

Purchased call option, net	1,222	1,083	670	200	1,892	1,283

Purchased call options were written down by US$639 to their fair values as of September 30, 2010 (see notes 4 and 12).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

12. FAIR VALUE MEASUREMENT

The Group’s financial instruments consist of cash and cash equivalents, term deposits, restricted cash, accounts receivable, other current assets, and other liabilities. The carrying amounts of these instruments approximate their fair values due to their short-term maturity.

The Group reviews goodwill for impairment annually or more frequently if events or changes in circumstances indicate the possibility of impairment. The Group’s other intangible assets, purchased call options and other long-lived assets are measured at fair value on a nonrecurring basis when there is an indicator of impairment, and they are recorded at fair value only when impairment is recognized. During the year ended September 30, 2010, the Group performed impairment tests for goodwill, other intangible assets and purchased call options (see note 4) and recognized a total impairment loss of US$2,320, of which US$1,407, US$274, and US$639 are related to goodwill, other intangible assets, and purchased call options, respectively. These assets, as presented below are considered Level 3 assets because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing these assets.

Description	Note	Balance at September 30, 2009	Amortization during the year	Impairment loss during the year	Foreign currency exchange	Fair value at September 30, 2010
		US$	US$	US$	US$	US$

Goodwill of Gaokao re-take business	(1)	2,144	—	(1,407)	27	764
Non-compete agreement of Gaokao re-take business	(2)	651	(34)	(274)	—	343
Purchased call options (acquisition of 60% interest in Zhengbao Yucai)	(3)	1,222	—	(162)	23	1,083
Purchased call options (acquisition of 60% interest in Champion Xinlixiang)	(3)	670	—	(477)	7	200

Total		4,687	(34)	(2,320)	57	2,390

(1)	At September 30, 2010, the Group used a combination of the discounted cash flow (“DCF’) method of the income approach and the market multiple approach to assess the fair value of each reporting unit, with 80% weight assigned to the DCF approach and 20% weight assigned to market multiple approach. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. Based on the goodwill impairment test as of September 30, 2010, an impairment loss of US$1,407 was recorded for Gaokao re-take business. No impairment of goodwill was identified for the reporting units of on-line education service and start-up training service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

12. FAIR VALUE MEASUREMENT - continued

(2)	For purposes of recognition and measurement of an impairment loss of other intangible assets, the reporting unit is considered the lowest level asset group that generates identifiable independent cash flows. Since the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of start-up training service exceeded its carrying amount, no impairment of other intangible assets acquired with the acquisition of Zhengbao Yucai was identified as of September 30, 2010. However, the non-compete agreement acquired with the acquisition of Champion Xinlixiang was impaired by US$274 during the year ended September 30, 2010. The fair value of the non-compete agreement was measured using the “with & without” valuation method and the key assumptions included probability to compete, discount rate and income tax rate.
(3)	At September 30, 2010, the purchased call options acquired with the acquisitions of Zhengbao Yucai and Champion Xinlixiang were re-measured using binomial model. The key assumptions included projected net income of the underlying business, risk free interest rate, dividend yield, and volatility of the underlying equity interest during the life of the options. As a result of the re-measurement, the option to purchase additional equity interest in Zhengbao Yucai was impaired by US$128; the option to purchase equity interest in Yinhong was fully impaired by US$34; and the option to purchase additional equity interest in Champion Xinlixiang was impaired by US$477.

13. DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As of September 30,
	2009	2010
	US$	US$

Deposit for purchase of property, plant and equipment	356	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

14. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of September 30,
	2009	2010
	US$	US$

Long term prepaid expenses	692	624
Rental deposits	103	108
Others	13	12

	808	744

Rental deposits represent office rental deposits for the Group’s daily operations. These deposits are classified as non-current deposits since they will not be refunded within one year.

Long term prepaid expenses represent prepaid service fee for obtaining government authorization to provide the ITAT program, an information technique application training program, for a period of ten years. The amortization of the long term prepaid expenses was included in “cost of sales” on the consolidated statements of operations.

15. ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of September 30,
	2009	2010
	US$	US$

Accrued expenses	774	2,120
Salary and welfare payable	968	1,294
Other payable	960	1,147
Remuneration payable to lecturers	125	295
Uncertain income tax liabilities (Note 20)	159	162
Acquisition consideration payable for Zhengbao Yucai's acquisition	4	—
Acquisition consideration payable for Champion Xinlixiang’s acquisition	1,628	1,643

	4,618	6,661

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

15. ACCRUED EXPENSES AND OTHER LIABILITIES - continued

Other payable mainly represents other tax liabilities including business tax payable, value-added tax payable and withholding individual income tax payable.

The Group is required to remit the value-added tax (“VAT”) it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent that the Group collected more than paid, the difference represents the net VAT payable balance at the balance sheet date. As of September 30, 2009 and 2010, there were US$12 and US$54 of VAT payable included in “other payable” in the consolidated financial statements, respectively.

16. SERIES A CONVERTIBLE CONTINGENTLY REDEEMABLE PREFERRED SHARES

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

The rights, preferences and privileges with respect to the Series A convertible contingently redeemable preferred shares were as follows:

Voting rights

The Series A Shareholders were entitled to one vote for every ordinary share which the Series A Shares were convertible into.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

16. SERIES A CONVERTIBLE CONTINGENTLY REDEEMABLE PREFERRED SHARES - continued

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

In addition, the Series A conversion price was subject to reduction if net profit under US GAAP or the International Financial Reporting Standards (“IFRS”) as determined by the Company, excluding extraordinary and exceptional one-time income items that were approved by the investors, was below RMB50 million and RMB100 million for the years ended September 30, 2007 and 2008, respectively. Pursuant to such clause, the conversion price was subsequently reduced to US$0.534636 per share as the net income of fiscal year 2007, determined as aforementioned, was below RMB50 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

16. SERIES A CONVERTIBLE CONTINGENTLY REDEEMABLE PREFERRED SHARES - continued

Automatic conversion

Each Series A Share would automatically be converted into ordinary shares upon the earlier of (i) no less than fifty-one percent (51%) of the Series A Share holders vote to convert or (ii) upon the consummation of a qualified public offering with an offering size of no less than US$70 million and the offering price no less than three times the original subscription price of US$0.615553 per preferred share. On July 25, 2008, the automatic conversion clauses were amended so that each Series A Share would automatically convert, at the conversion price of US$0.534636, into ordinary shares of the Company immediately prior to the listing of the Company’s ADSs on NYSE provided the IPO would be consummated on or prior to December 31, 2008.

Redemption

The Series A Shares were redeemable at the option of the holders of the Series A any time after December 31, 2010, provided that a qualified public offering had not occurred, at a redemption price per share that would give each holder of Series A Shares a fixed internal rate of return of twenty percent (20%) per annum, plus all declared but unpaid dividends thereon up to the date of redemption.

With the assistance of American Appraisal China Limited, the Group concluded that the fair value of ordinary shares was greater than the conversion price of Series A Shares at the commitment date and the excess was greater than the proceeds received from the issuance of Series A Shares. Accordingly, the total proceeds were allocated to the beneficial conversion feature with a credit to additional paid-in capital upon the issuance of the Series A Shares. The entire unamortized discount remaining at the date of conversion was immediately recognized as a reduction to net income attributable to ordinary shareholders.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

17. ORDINARY SHARES

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

On November 20, 2008, the Company’s board of directors approved a share repurchase program effective November 20, 2008. Under the approved program, the Company is authorized to repurchase up to US$10 million worth of its issued and outstanding ADSs from time to time in open-market transactions on NYSE Arca. During the years ended September 31, 2009 and 2010, the Company repurchased 3,163,600 and 1,909,600 ordinary shares for total considerations of US$3,960 and US$2,172, respectively.

18. RESTRICTED NET ASSETS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

18. RESTRICTED NET ASSETS - continued

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

As a result of these PRC laws and regulations, appropriation to the statutory reserve amounted to US$323, US$1,053 and US$1,076 for the years ended September 30, 2008, 2009 and 2010, respectively. As of September 30, 2010, the aggregate amount of net assets of the relevant subsidiaries, VIE and VIE’s subsidiaries in the Group not available for distribution was US$17,218.

19. NONCONTROLLING INTERESTS

Effective October 1, 2009, the Group adopted authoritative guidance regarding noncontrolling interests, which clarifies that a noncontrolling interests in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. The authoritative guidance requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interests. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests is required on the face of the financial statements.

The adoption of this authoritative guidance requires retrospective application of the presentation and disclosure requirements of the standard to all periods presented. Consequently, the Group adjusted its previously issued financial statements for the years ended September 30, 2008 and 2009, contained in its annual report on Form 20-F for the year ended September 30, 2010. For the adoption of this authoritative guidance, the following adjustments have been made:

(a)	the noncontrolling interests (previously described as minority interest) has now been included as a component of total equity whereas previously it was shown outside of equity,

(b)	the net income or loss attributable to the noncontrolling interests is now shown as an allocation of net income for the year rather than being deducted in arriving at net income, and

(c)	consolidated comprehensive income or loss now includes the comprehensive income or loss attributable to the noncontrolling interests.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

19. NONCONTROLLING INTERESTS - continued

On March 10, 2009, Beijing Champion acquired 60% of the equity interest in start-up training service. On September 30, 2009, Champion Wangge acquired 60% of the equity interest in Gaokao re-take business. The Group’s noncontrolling interests represent 40% of the equity interest in start-up training service (Zhengbao Yucai) and Gaokao re-take business (Champion Xinlixiang), respectively.

	Start-up training service	Gaokao re-take business	Total
	US$	US$	US$

Balance as of September, 30, 2008	—	—	—
Acquisition of noncontrolling interest of start-up training business	2,110	—	2,110
Acquisitions of noncontrolling interest of Gaokao re-take business	—	937	937
Net loss for the year	(82)	—	(82)
Foreign currency translation adjustments	(2)	—	(2)

Balance as of September 30, 2009	2,026	937	2,963

Net loss for the year	(911)	(33)	(944)
Foreign currency translation adjustments	11	7	18

Balance as of September 30, 2010	1,126	911	2,037

20. TAXATION

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

20. TAXATION - continued

China

Prior to January 1, 2008, the Group’s subsidiaries, VIE and VIE’s subsidiaries incorporated in the PRC are governed by the Enterprise Income Tax Law (the “EIT Law”) of the PRC with the statutory income tax rate at 33% except for entities that enjoy a tax holiday or preferential tax treatment. Beijing Champion and Champion Technology qualified for “high and new technology enterprise” under the EIT Law. In 2007, Beijing Champion and Champion Technology were taxed at 15% and 7.5% respectively.

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

The HNTE status is valid for three years and qualifying entities can then apply to renew for an additional three years provided that the company’s business operations continue to qualify for HNTE status. In calculating deferred tax assets and liabilities, the Group has assumed its qualifying entities will continue to renew the HNTE status at the conclusion of the initial three tax years. If the Group’s qualifying entities fail to obtain such renewals, the impact on net deferred tax liability balance would be insignificant.

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2005 to 2009 remain subject to examination by the tax authorities.

(Loss) income before income taxes consists of:

	Years ended September 30,
	2008	2009	2010
	US$	US$	US$

Non - PRC	(435)	(4,668)	(5,030)
PRC	4,958	7,252	2,647

	4,523	2,584	(2,383)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

20. TAXATION - continued

China - continued

The current and deferred components of the income tax benefit/(expense) appearing in the consolidated statements of operations are as follows:

	Years ended September 30,
	2008	2009	2010
	US$	US$	US$

Current tax expense	1,148	148	1,127
Deferred tax (benefit)/expense	(622)	1,330	(668)

	526	1,478	459

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended September 30,
	2008	2009	2010
	US$	US$	US$

(Loss)/Income before taxes	4,523	2,584	(2,383)

Income tax expense/(benefit) computed at applicable tax rates of 33% or 25%	1,135	646	(596)
Effect of different tax rates in different jurisdictions	86	1,107	1,224
Non-deductible expenses	170	177	587
Effect of tax holidays	(1,120)	(988)	(936)
Effect of tax rate changes	—	500	—
Effect of valuation allowances	—	132	180
Increase decrease in unrecognized tax benefit balance	255	(96)	—

	526	1,478	459

Effective income tax rate	11.63%	57.19%	(19.26%)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

20. TAXATION - continued

China - continued

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

As a result, the Group assessed its tax positions and concluded that there was no cumulative effect adjustment to the opening balance of retained earnings as of October 1, 2007. As of September 30, 2008, the Group recorded an unrecognized tax benefit of US$255. In the fiscal year 2009, the Group reassessed its tax positions and an unrecognized tax benefit of US$159 was recorded as of September 30, 2009. As of September 30, 2010, the unrecognized tax benefit remained the same based on the Group’s reassessment of its tax position using an updated benchmark analysis.

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits

Balance - October 1, 2008	255
Reversal based on tax positions related to fiscal year 2009	(96)

Balance - September 30, 2009	159

Foreign currency adjustment	3

Balance - September 30, 2010	162

The unrecognized tax benefits would impact the effective tax rate, if recognized in connection with the normal tax return preparation. It is possible that the amount of unrecognized tax benefits will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

20. TAXATION - continued

China - continued

The aggregate amount and per share effect of the tax holidays are as follows:

	Years ended September 30,
	2008	2009	2010
	US$	US$	US$

The aggregate amount of tax holidays	1,120	988	936

The aggregate effect on basic and diluted net income per share:
- Basic	0.01	0.01	0.01

- Diluted	0.01	0.01	0.01

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of September 30,
	2009	2010
	US$	US$

Current deferred tax assets
Payroll payable	112	200
Accrued expenses	94	233
Allowance for doubtful accounts	—	523
Refundable fees	157	—
Net operating loss carry-forwards	742	133

Total current deferred tax assets	1,105	1,089

Less: valuation allowance	(129)	(73)

Current deferred tax assets, net	976	1,016

Non-current deferred tax assets
Intangible assets	187	147
Property, plant and equipment	147	143
Net operating loss carry-forwards	—	628

Total non-current deferred tax assets	334	918

Less: valuation allowance	—	(236)

Non-current deferred tax assets, net	334	682

Non-current deferred tax liabilities
Intangible assets	498	344
Purchased call options	473	321

Total non-current deferred tax liabilities	971	665

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

20. TAXATION - continued

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

Aggregate undistributed earnings of the Company’s subsidiaries and its variable interest entities located in the PRC that are available for distribution at September 30, 2010 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of September 30, 2010, the Group has not declared any dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

21. RELATED PARTY TRANSACTIONS

The Group had the following related party transactions for the years ended September 30, 2008, 2009 and 2010:

	Years ended September 30,
	2008	2009	2010
	US$	US$	US$
Purchase of properties from Mr. Zhengdong Zhu (1)	738	—	—

Mr. Zhengdong Zhu is the director of the Company and ultimate controlling shareholder of the Company.

(1)	In December 2007, the Group purchased certain property from Mr. Zhengdong Zhu at a total consideration of US$738 which approximated the fair value of the assets acquired. The excess of the consideration paid by the Group over the net carrying value of the properties amounted to US$193 (net of deferred tax effect of US$64) and was reflected as deemed dividend distributed to Mr. Zhengdong Zhu, in the consolidated statement of changes in shareholders’ equity.

22. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$596, US$1,350 and US$1,915 for the years ended September 30, 2008, 2009 and 2010, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the income statement as incurred. The total amounts for such employee benefits were US$2, US$2 and US$2 for the years ended September 30, 2008, 2009 and 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

23. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following at September 30, 2010:

US$
Years ending September 30,
2011	1,619
2012	843
2013	745
2014	59
2015	—

3,266

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended September 30, 2008, 2009 and 2010, total rental expenses for all operating leases amounted to US$659, US$1,555 and US$3,475, respectively.

Legal contingencies

The group is a party in potential claims arising in the ordinary course of business. The Group does not believe that the resolution of these matters will have a material adverse effect on its financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

24. SEGMENT REPORTING

The Group operates and manages its business as a single segment that includes primarily the provision of online and offline education services and selling of related products.

The revenues attributable to the different service and product groups are as follows:

	Years ended September 30,
	2008	2009	2010
	US$	US$	US$

Online education services	13,900	22,279	23,982
Books and reference materials	1,616	2,709	3,939
Offline education services	905	2,576	3,688
Others	1,153	2,557	3,137

	17,574	30,121	34,746

Online education services accounted for 79%, 74% and 69% of the Group’s total net revenue for the years ended September 30, 2008, 2009 and 2010, respectively. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

24. SEGMENT REPORTING - continued

Revenues recognized from multiple element arrangements which are accounted for as a single unit of accounting amounted to US$1,844, US$775 and US$3,101 for the years ended September 30, 2008, 2009 and 2010, respectively and were allocated to service and product revenues as follows:

	Years ended September 30,
	2008	2009	2010
	US$	US$	US$

Books and reference materials	1,415	731	2,925
Online education services	429	44	176

	1,844	775	3,101

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

25. NET (LOSS) INCOME PER SHARE

Basic and diluted net (loss) income per share for each of the periods presented are calculated as follows:

	Years ended September 30,
	2008	2009	2010
	US$	US$	US$

Numerator:
Net (loss) income attributable to China Distance Education Holdings Limited shareholders	(5,335)	1,188	(1,898)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic net (loss) income per share	100,373,673	140,260,811	138,232,493
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	—	215,130	—

Weighted average ordinary shares outstanding used in computing diluted net income per share	100,373,673	140,475,941	138,232,493

Basic net (loss) income per share	(0.05)	0.01	(0.01)
Diluted net (loss) income per share	(0.05)	0.01	(0.01)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

26. SHARE INCENTIVE PLAN

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

26. SHARE INCENTIVE PLAN - continued

Share options - continued

On December 2, 2008 (the “repricing date”), the Company’s board of directors and compensation committee approved to amend the terms of certain stock options granted to 260 employees and 17 non-employees to reduce the exercise price of all outstanding share options from US$2.995966 per share to US$0.82 per share based on the closing price of the Company’s ADSs on NYSE Arca on December 2, 2008. The amendments did not change the vesting provisions or the number of shares subject to any of the option awards. This was accounted for as a share option modification and required the remeasurement of the fair value of these share options. This remeasurement resulted in a total incremental share-based compensation of US$2,699, of which US$752 and US$853 were recognized in the year ended September 30, 2009 and 2010, and the remaining is recognized ratably over the remaining vesting period of the award.

By a resolution of the board of directors on November 17, 2009, 1,361,900 share options were granted to selected employees for an exercise price per share equal to US$1.87. The option shall vest as to 25% of the total number of ordinary shares subject to the option on the first anniversary of the vesting commencement date. The remaining 75% of the total number of ordinary shares subject to the option shall vest in six substantially equal semi-annual installments, with the first installment vesting on the last day of the sixth month following the month in which the first anniversary of the vesting commencement date occurs and an additional installment vesting on the last day of every six months thereafter.

Share option granted to employees and non-executive directors	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value

Outstanding, October 1, 2008	9,646,900	US$	2.995966
Granted	10,027,000	US$	0.82
Exercised	(31,548)	US$	0.82
Forfeited (up to the repricing date)	(19,900)	US$	2.995966
Forfeited (after the repricing date)	(143,644)	US$	0.82
Cancelled	(9,627,000)	US$	2.995966

Outstanding, September 30, 2009	9,851,808	US$	0.82	8.58	9,655
Granted	1,361,900	US$	1.87
Exercised	(69,076)	US$	0.82
Forfeited	(501,740)	US$	1.45

Outstanding, September 30, 2010	10,642,892	US$	0.92	7.73	3,438

Expected to vest, September 30, 2010	5,892,928	US$	1.01	7.86	1,407

Exercisable at September 30, 2010	4,749,964	US$	0.82	7.58	2,031

The weighted-average grant-date fair value of options granted to employees and non-executive directors during the year 2010, 2009 and 2008 was US$0.87, US$1.40 and US$1.17, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

26. SHARE INCENTIVE PLAN - continued

Share options - continued

Share option granted to non-employees	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value

Outstanding, October 1, 2008	984,900	US$	2.995966
Granted	984,900	US$	0.82
Cancelled	(984,900)	US$	2.995966

Outstanding, September 30, 2009	984,900	US$	0.82	8.55	965
Exercised	(7,688)	US$	0.82

Outstanding, September 30, 2010	977,212	US$	0.82	7.55	418

Expected to vest, September 30, 2010	492,476	US$	0.82	7.55	211

Exercisable at September 30, 2010	484,736	US$	0.82	7.55	207

The weighted-average grant-date fair value of options granted to non-employees during the year 2009 and 2008 was US$0.82 and US$1.17, respectively.

The total intrinsic value of options exercised during the year ended September 30, 2010 was US$381. As of September 30, 2010, the unrecognized share-based compensation cost related to share options amounted to approximately US$7,784. This compensation cost is expected to be recognized over a weighted-average vesting period of 1.76 years. Forfeitures were estimated based on historical experience. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation expenses related to these awards may be different from the expectation.

The fair value of each option award to employees and non-employees was estimated using the Black-Scholes Option Pricing Model by the management of the Company. The volatility assumption was estimated based on the price volatility of the shares of comparable companies in the education business because the Company did not have sufficient data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the option. The expected term was estimated based on the vesting terms, contractual terms and management’s expectation of exercise behavior of the option grantees. The risk-free rate was based on the market yield of China Sovereign Bonds denominated in US$ with maturity terms equal to the expected term of the option awards. Prior to the IPO in July 2008,the management of the Company estimated the fair value of the ordinary shares on the grant dates based on a number of factors, including the result of a third-party appraisal and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. After the IPO, the closing market price of the ordinary shares of the Company as of the grant date was used as the fair value of the ordinary shares on that date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

26. SHARE INCENTIVE PLAN - continued

Share options - continued

The Company used the Black Scholes Model to estimate the fair value of the share options on the grant dates with the following assumptions:

	For the year ended September 30,
	2009	2010

Risk-free interest rate	3.932%	3.310%
Dividend yield	—	—
Expected volatility range	47%	47%
Expected life (in years)	5.55~5.75	5.47

Restricted ordinary shares

On July 2, 2008, the Company’s board of directors approved compensation in total of US$300 to an independent director in exchange for her services to be provided to the Company over a three-year period commencing from July 29, 2008. The US$300 has therefore been recognized as compensation expenses over the three-year period from July 2008 through July 2011. The initial US$100 was paid in the form of 57,143 restricted ordinary shares of the Company in August 2008. The number of restricted ordinary shares was determined based on the closing price of the Company’s ADSs on the issuance date. The remaining US$200 was accrued as a liability and paid in cash of US$100 in November 2009 and July 2010, respectively.

Total share-based compensation expense of share-based awards granted to employees, non-employees and non-executive directors recognized for the years ended September 30, 2009 and 2010 are as follows:

	As of September 30,
	2008	2009	2010
	US$	US$	US$

Cost of services	689	1,854	1,787
General and administrative expenses	629	1,612	2,033
Selling expenses	161	454	567

	1,479	3,920	4,387

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2009 AND 2010

(In thousands, except share and per share data)

27. SUBSEQUENT EVENTS

On December 3, 2010, the Company granted 100,000 restricted ordinary shares of the Company to directors (the “participants”) that had been outstanding at the grant date. These shares are restricted on transferability and will be forfeited if the participants cease to provide requisite service to the Company. The restriction will be removed on the first anniversary of the issuance day. The grant-date fair value of a restricted share was US$1.25, which was the closing price of the Company’s ADSs on NYSE Arca on December 3, 2010. This grant results in a total share-based compensation of US$125, which will be recognized rateably over the requisite service period of one year.

In November 2010, as agreed by both the Group and the selling equity holders, a profit target stipulated in the original purchase agreement was not reached by Champion Xinlixiang for the fiscal year 2010. Accordingly, pursuant to the terms of the original purchase agreement, the selling equity holders surrendered their 40% equity interest in Champion Xinlixiang to the Group for no consideration in November 2010. Under the new accounting pronouncement regarding noncontrolling interests, which was adopted by the Group on October 1, 2009, the acquisition of the 40% equity interest in Champion Xinlixiang was accounted for as equity transaction with no gain or loss recognized.