Form 20-F
period 2011-09-30
China Distance Education Holdings LTD
filed 2012-02-28
CIK 1438644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 127,800,673 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended September 30, 2009, 2010 and 2011 and audited consolidated balance sheet data as of September 30, 2010 and 2011.

Our ADSs, each representing four ordinary shares, are listed on the New York Stock Exchange, Inc., or the NYSE, under the symbol “DL.”

This Annual Report on Form 20-F includes certain registered trademarks, trademarks, and trade names of CDEL, its subsidiaries, its affiliated entities and others. All terms and product names which may be trademarks or registered trademarks of other companies are hereby acknowledged to belong to their respective owners.

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

A. Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the fiscal years ended September 30, 2009, 2010 and 2011 (other than ADS data) and the selected consolidated balance sheets data as of September 30, 2010 and 2011 reflect the retrospective adjustment as a result of our decision on September 27, 2011 to discontinue operations of our Gaokao (nationwide college entrance exam) retake preparation and high-school supplementary tutoring business operated by Champion Xinlixiang and the changes to our presentation of statements of operations and balance sheet data starting in fiscal year ended September 30, 2010 following our adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810-10-65, Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“ASC Topic 810-10-65”) (collectively, the “Retroactive Adjustments”). They are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended September 30, 2007 and 2008 and the selected consolidated balance sheets data as of September 30, 2007, 2008 and 2009, except for the impact of the Retroactive Adjustments, are derived from our audited consolidated financial statements. The following information should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. In addition, due to the Retrospective Adjustments, our results of operations for the years ended September 30, 2007, 2008, 2009, and 2010 and financial positions as of September 30, 2007, 2008, 2009, and 2010 are not directly comparable to the prior reporting periods.

	Years Ended September 30,
	2007(6)	2008(6)	2009 (adjusted) (6)	2010 (adjusted)(6)	2011(6)
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	10,637	13,900	22,279	23,982	30,788
Books and reference materials	484	1,616	2,709	3,939	4,743
Others	725	2,058	5,133	4,658	6,033

Total net revenues	11,846	17,574	30,121	32,579	41,564

Cost of sales:
Cost of services(5)	(3,553)	(5,981)	(12,834)	(13,283)	(16,840)
Cost of tangible goods sold	(354)	(818)	(1,577)	(2,070)	(2,794)

Total cost of sales	(3,907)	(6,799)	(14,411)	(15,353)	(19,634)

Gross profit	7,939	10,775	15,710	17,226	21,930
Operating expenses:
Selling expenses(5)	(1,285)	(2,448)	(6,722)	(7,176)	(9,771)
General and administrative expenses(5)	(1,638)	(3,906)	(7,432)	(10,535)	(12,221)
Impairment of purchased call options		—	—	(162)	(1,115)

Total operating expenses	(2,923)	(6,354)	(14,154)	(17,873)	(23,107)
Other operating income	131	209	292	74	603
Other expense	—	(144)	—	—	—

Operating (loss) income	5,147	4,486	1,848	(573)	(574)
Interest income (expense), net	(5)	176	740	458	883
Exchange loss	—	(75)	(6)	(66)	(143)
Equity in loss of an affiliated company	—	(64)	—	—	—

Income (loss) before income taxes	5,142	4,523	2,582	(181)	166
Less: Income tax (expense) benefit	307	(526)	(1,478)	(575)	(971)

Net (loss) income from continuing operations	5,449	3,997	1,104	(756)	(805)
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion to beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(903)	(9,332)	—	—	—
Net loss of continuing operations attributable to noncontrolling interest	—	—	82	911	303

Net (loss) income from continuing operations attributable to China Distance Education Holdings Limited	4,546	(5,335)	1,186	155	(502)
Net (loss) income from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	—	—	2	(2,053)	(3,300)

Net (loss) income attributable to China Distance Education Holdings Limited	4,546	(5,335)	1,188	(1,898)	(3,802)

Net (loss ) income per ordinary share:
Net(loss) income attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.04	(0.05)	0.01	—	—
Basic from discontinued operations	—	—	—	(0.01)	(0.03)
Basic	0.04	(0.05)	0.01	(0.01)	(0.03)
Diluted from continuing operations	0.04	(0.05)	0.01	—	—
Diluted from discontinued operations	—	—	—	(0.01)	(0.03)
Diluted	0.04	(0.05)	0.01	(0.01)	(0.03)
Net (loss) income per ADS:
Net (loss) income attributable to China Distance Education Holdings Limited shareholders(1)
Basic from continuing operations	0.16	(0.20)	0.03	—	(0.01)
Basic from discontinued operations	—	—	—	(0.06)	(0.10)
Basic	0.16	(0.20)	0.03	(0.06)	(0.11)

	Years Ended September 30,
	2007(6)	2008(6)	2009 (adjusted) (6)	2010 (adjusted)(6)	2011(6)
	(In thousands of $, except share, per share and per ADS data)
Diluted from continuing operations	0.16	(0.20)	0.03	—	(0.01)
Diluted from discontinued operations	—	—	—	(0.06)	(0.10)
Diluted	0.16	(0.20)	0.03	(0.06)	(0.11)
Weighted average shares used in calculating net (loss) income per share:
Basic	95,415,512	100,373,673	140,260,811	138,232,493	133,571,727
Diluted	95,415,512	100,373,673	140,475,941	138,232,493	133,571,727
Other Consolidated Financial Data from Continuing Operations:
Gross Margin(2)	67.0%	61.3%	52.2%	52.9%	52.8%
Operating Margin(3)	43.5%	25.5%	6.1%	(1.8)%	(1.4)%
Net Margin(4)	46.0%	22.7%	3.9%	0.5%	(1.2)%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents operating (loss) income as a percentage of net revenues.
(4)	Net margin represents net (loss) income as a percentage of net revenues.
(5)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	Years Ended September 30,
	2007	2008	2009	2010	2011
	(in thousands of $)
Cost of services	—	689	1,854	1,787	1,999
Selling expenses	—	161	454	567	678
General and administrative expenses	—	629	1,612	2,033	3,347

Total share-based compensation expenses	—	1,479	3,920	4,387	6,024

(6)	The presentation of selected consolidated statements of operations data for the fiscal years ended September 30, 2007, 2008, 2009, 2010 and 2011 reflects the adoption of ASC Topic 810-10-65. In addition, the selected consolidated statements of operations data for the fiscal years ended September 30, 2009 and 2010 have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable, and are followed by “(adjusted)” where they differ from those reported in our prior year’s annual report on Form 20-F.

	As of September 30,
	2007(1)	2008(1)	2009(adjusted)(1)	2010(adjusted)(1)	2011(1)
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	7,106	66,223	19,091	57,305	49,738
Total assets	19,928	85,326	92,533	95,971	93,878
Deferred revenue	2,524	3,891	6,025	7,545	7,861
Refundable fees	1,907	4,688	1,781	1,564	2,580
Total liabilities	6,241	12,576	15,661	18,948	21,144
Series A convertible contingently redeemable preferred shares	903	—	—	—	—
Total China Distance Education Holdings Limited shareholders’ equity	12,784	72,750	73,909	74,986	72,734
Total liabilities and equity	19,928	85,326	92,533	95,971	93,878

(1)	The presentation of selected consolidated balance sheets data as of September 30, 2007, 2008, 2009, 2010 and 2011 reflects the adoption of ASC Topic 810-10-65. In addition, the selected consolidated balance sheets data as of September 30, 2009 and 2010 have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable, and are followed by “(adjusted)” where they differ from those reported in our prior year’s annual report on Form 20-F.

Exchange Rate Information

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB6.3780 to $1.00, the noon buying rate in effect as of September 30, 2011. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On February 24, 2012, the noon buying rate was RMB6.2976 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Renminbi per U.S. dollars Noon Buying Rate
	Average(1)	Low	High	Period End
Fiscal year ended September 30, 2007	7.6947	7.9168	7.4928	7.4928
Fiscal year ended September 30, 2008	7.0936	7.5158	6.7800	6.7899
Fiscal year ended September 30, 2009	6.8302	6.8842	6.8171	6.8262
Fiscal year ended September 30, 2010	6.8112	6.8330	6.6869	6.6950
Fiscal year ended September 30, 2011	6.5356	6.6912	6.3778	6.3780
Most recent six months:
August 2011	6.4036	6.4401	6.3778	6.3778
September 2011	6.3885	6.3975	6.3780	6.3780
October 2011	6.3710	6.3825	6.3534	6.3547
November 2011	6.3564	6.3839	6.3400	6.3765
December 2011	6.3482	6.3733	6.2939	6.2939
January 2012	6.3119	6.3330	6.2940	6.3080
February 2012 (through February 24, 2012)	6.3000	6.3120	6.2938	6.2976

Source: Federal Reserve Bank of New York and U.S. Federal Reserve

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

If we are unable to continue to attract course participants to enroll in our courses, or to charge our course participants competitive but profitable fees, our revenues may decline and we may not be able to maintain profitability.

The success of our business depends primarily on the number of enrollments in our courses and the amount of course fees that we can charge. Therefore, our ability to continue to attract course participants to enroll in our courses and charge our course participants competitive but commercially profitable fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new courses and enhance existing courses to respond to changes in market trends and demands of course participants, to effectively market our courses to a broader base of prospective course participants, to train and retain qualified lecturers and tutors, to develop or acquire additional high-quality educational content and to respond to competitive pressures. In addition, the expansion of our courses, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new courses, services and products or maintain their quality and consistency, or other factors. For example, with respect to our Gaokao retake preparation and high-school supplementary tutoring business, we have suffered significant operating losses for the fiscal year ended September 30, 2011. As a result, we decided to discontinue such business and put the related assets and business up for sale. Furthermore, we may not be able to develop and offer additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. If we are unable to continue to attract course participants to enroll in our courses, increase enrollments in our relatively new courses, or charge our course participants competitive but profitable fees, our revenues may decline and we may be unable to achieve revenue growth or maintain our profitability.

If we fail to develop and introduce new courses, services and products that meet our target customers’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the legal, healthcare, construction engineering and other industries, as well as participants of online courses for self-taught learners seeking higher education and other forms of online and offline education. In addition to regular classes, we have also introduced, in the past couple of years, “elite” classes and “premium” classes within some of our most popular course offerings to better serve the needs of high-end customers. The profitability of the elite classes may be subject to risks given that the course participants enjoy refund privileges if certain pre-agreed conditions are met. The profitability of the premium classes may also be subject to risks given that course participants enjoy a 50% discount off the fee of the same courses they may enroll in for the following year if certain pre-agreed conditions are met. The profitability of courses for the examinations of American Institute of CPAs and certain healthcare courses may also be subject to risks given that course participants may retake the same courses free of charge for the following year if certain pre-agreed conditions are met. We also offer business start-up training courses, which are subsidized by governments, to target university students, job seekers and individuals interested in learning to start a business, the profitability of which may be subject to risks given that the subsidy we are entitled to receive from government authorities in certain provinces and cities may be reduced if certain stipulated conditions in the government authorities’ subsidy policies are not met. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

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

We face competition from providers of traditional offline education, training and test preparation services, and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation market. The provision of professional education and test preparation courses over the Internet is a relatively recent concept. Although online education is increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally viewed as a more accepted method. We therefore compete with traditional in-person educational institutions and training centers in the various subject areas for which we offer courses. As most of our courses are conducted solely online, if the perception that traditional forms of education and training are preferred persists or increases, we may not be able to compete effectively with competitors engaging in traditional forms of education and training. In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the foreign partners’ technology and experience developed in their home markets. Following our continuous expansion into providing offline courses since 2009, we also face increasing competition from providers of traditional offline education in the various subject areas for which we offer courses.

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

Most of our courses are conducted by lecturers, comprised primarily of academics from post-secondary educational institutions and experienced practitioners within their respective industries in China. The popularity and effectiveness of our courses depend on the teaching ability of these lecturers and their reputation as skilled lecturers. Our lecturers are typically engaged on a part-time contractual basis for periods ranging from one to three years, except for some more experienced lecturers for whom the contract periods are relatively longer. Most lecturers are not bound by exclusivity restrictions. If our lecturers fail to deliver quality lectures as a result of inadequate devotion of their time and energy to our courses or for other reasons, our business may be adversely affected. In addition, as the online education industry grows and matures, we may face increasing competition from our competitors for lecturers with good reputations and effective teaching skills, and on whom we rely for the delivery of quality services and to maintain and promote our leading market position. Furthermore, some provinces and municipalities where we have business operations including Beijing have promulgated local regulations prohibiting public school teachers from providing paid tutoring services. If our lecturers that are academics from post-secondary educational institutions choose to, or are forced to, discontinue their relationship with us to comply with the relevant local regulations, we will need to seek new lecturers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all. Any failure to attract qualified lecturers or to maintain or improve the quality of our lectures could adversely affect our reputation and operating results. Additionally, the lecturers may even turn into our competitors after they discontinue their relationship with us, which could further adversely affect our operating results.

Failure to attract and retain qualified personnel and experienced senior management could disrupt our operations and adversely affect our business and competitiveness.

Our continuing success is dependent, to a large extent, on our ability to attract and retain qualified personnel and experienced senior management. If one or more of our senior management team members are unable or unwilling to continue to work for us, we may not be able to replace them within a reasonable period of time or at all, and our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses in recruiting and training additional personnel. Although our senior management members are subject to certain non-competition restrictions during, and for a period of two years after termination of their employment, we cannot assure you that such non-competition restrictions will be effective or enforceable under PRC law. If any of our senior management joins a competitor or forms a competing business, our business may be severely disrupted. We have no key man insurance with respect to our key personnel that would provide insurance coverage payable to us for loss of their employment due to death or otherwise.

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

As of February 24, 2012, our co-founder and chief executive officer, Mr. Zhu, beneficially owned 73,878,493 ordinary shares or approximately 54.43% of our outstanding ordinary shares. Mr. Zhu is an affiliate as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, due to the large size of his shareholding in us and his positions with us as our chairman and chief executive officer. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Furthermore, we engaged in related party transactions with Mr. Zhu and entities controlled by Mr. Zhu in the past. For example, we rented our office premises located at Xueyuan International Tower in Beijing from Mr. Zhu from 2004 to 2007, and purchased such office premises from Mr. Zhu in 2007 at mutually agreed prices. However, we cannot assure you that such transactions have always been conducted on an arms’ length basis or on terms that are most favorable to us and our shareholders.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.

We have experienced seasonality and expect in the future to continue to experience seasonality in revenues related to the provision of our education courses primarily due to seasonal changes in course enrollments and the timing of various exams. We typically open new online courses to enrollment approximately six months before the relevant exam date. As the majority of our course participants take non-refundable courses relating to the main professional accounting exams, which are typically held in May and September, we historically have experienced higher revenues during the quarters ending June 30 and September 30 of each fiscal year. With respect to our refundable courses, which is also primarily related to the main professional accounting exams, we typically recognize revenues 15 days after the release of the relevant exam results when the participants’ applicable refund privileges expire, resulting in higher revenues in the quarter ended March 31 and September 30. With respect to our professional continuing education courses, we typically recognize revenues when course participants complete the stipulated study hours and take the examinations, or on a straight line basis over the subscription period, starting from a course participant’s enrollment date, ranging from three months to one year. As the majority of our course participants take accounting professional continuing education courses in the second half of the calendar year, we historically have experienced higher revenues during the quarters ending September 30 and December 31 of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

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

Public concerns over the security and privacy of electronic settlement, online transmittal and communications have significantly constrained the rapid development and expansion of online transactions. If these concerns are not adequately addressed, they will restrict the growth of value-added telecommunications services generally, and in particular the use of the Internet as a means of conducting commercial transactions. If a well-publicized breach of security were to occur, general usage of telecommunications value-added services could decline, which could reduce our visitor traffic and the number of course participants, and impede our growth. We have not experienced any material cyber attacks on our information technology systems and are continuously vigilant about protecting and improving our cyber security. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft or misuse of personal data of our course participants. Further, security breaches could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation and ability to attract or retain course participants. In addition, we do not have any cyber security insurance coverage for our operations, and any material cyber attack on our information technology systems and our online education websites could expose us to substantial costs and losses.

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

We adopted our Share Incentive Plan in April 2008, the Prior Plan, under which we have to date granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers. We adopted in July 2008, and amended and restated in February 2009, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 11,267,992 ordinary shares as of September 30, 2011, plus an automatic annual adjustment. Pursuant to the New Plan, we have to date granted options for the purchase of a total of 3,162,500 ordinary shares, and issued 157,143 restricted shares, to selected directors, and employees. In addition, on September 27, 2011, we revised the exercise price of 8,066,700 and 1,398,300 options under the Prior Plan from $0.82 to $0.615, which equaled the per share value of our ADS on the NYSE at the close of trading on September 27, 2011, and zero per share, respectively. Furthermore, the re-priced options had been accelerated to be fully vested on the same day. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plan.” In connection with the share options we granted and restricted shares we issued, we incurred $3.9 million, $4.4 million and $6.0 million of share-based compensation expenses in the fiscal years ended September 30, 2009, 2010 and 2011, respectively, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Share-based Compensation Expenses.” The expenses associated with options granted and restricted shares issued under the share incentive plans may continue to materially impact our future results of operations. In addition, if we grant additional options, restricted shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders.

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

We have historically complemented our organic growth through the selective acquisition of complementary businesses, assets, products or technology, or the formation of joint ventures, and we may continue to do so in the future. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. Consummation of acquisitions and the subsequent integration of new assets and businesses into our own could also be costly and require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect and may even result in our suffering losses. For example, with respect to our acquisition of business start-up training business in March 2009, we sought through arbitration to require the vendors, among other things, to compensate us for the loss incurred as a result of their failure to perform the related agreement. For more information regarding the arbitration, please see “Item 8. Financial Information—Legal Proceedings.” With respect to our acquisition of Gaokao retake preparation and high-school supplementary tutoring business in September 2009, we have suffered significant operating losses for the fiscal year ended September 30, 2011 and decided to discontinue such business and put the related assets and business up for sale. Moreover, completions of acquisitions are typically subject to various approval processes. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay. Furthermore, acquisitions or joint ventures could result in the use of substantial amounts of cash, potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, the incurrence of significant goodwill, intangible assets and other long-term assets impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

Our business could be materially and adversely affected by natural calamities or health epidemics such as influenza, severe acute respiratory syndrome or other epidemics. On May 12, 2008, a major earthquake struck China’s populous Sichuan province and was felt across much of the country, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of an announcement by the Ministry of Finance to postpone the administration of the Elementary Level and Intermediate Level Accounting Professional Qualification Exams across China as a direct result of the earthquake, which exams were originally scheduled to be held on the third weekend of May 2008. On July 2, 2008, the Ministry of Finance announced that these exams will be held on September 6 and 7, 2008. As a result of the exam dates being rescheduled from May 2008 to September 2008, deferred revenue generated from our test preparation courses relating to the two major accounting exams was not fully recognized as revenue by May 2008, but were recognized over a longer period of time through September 2008. In addition, refundable fees relating to these two exams were not recognized as revenue in the fiscal fourth quarter ended September 30, 2008 and were instead recognized in the fiscal first quarter ended December 31, 2008 when the exam results were released. For a more detailed discussion of how we recognize revenues, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Revenue Recognition.” In addition, in recent years, there were reports regarding the occurrences of various forms of influenza in different parts of China, including cases resulting in deaths. Any occurrences of natural calamities or epidemics may result in the postponement or rescheduling of examinations for which we provide courses, which may in turn have an adverse impact on our revenues and performance. In addition, if our employees are affected by natural calamities or contagious or virulent diseases, we may fail to provide our courses, materials and services in a timely manner, which will have an adverse impact on our financial performance. We have not adopted any written preventive measures or contingency plans to combat any future natural calamities or outbreak of epidemics. Any natural calamities or prolonged recurrence of adverse public health developments in China may have a material and adverse effect on our business operations, financial performance and prospects.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to our annual report on Form 20-F for the fiscal year ended September 30, 2011.

Our management has concluded that our internal control over financial reporting was effective as of September 30, 2011. Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of September 30, 2011. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our contractual arrangements may be subjected to severe censorship under PRC laws and regulations and, thus, be challenged by relevant regulatory authorities.

On February 3, 2011, the General Office of the State Council issued the Circular of the General Office of the State Council on the Establishment of Security Review System for Foreign Investors’ Merger and Acquisition of Domestic Enterprises (the “Circular on the Establishment of Security Review”), which became effective on March 4, 2011. Among other things, the Circular on the Establishment of Security Review stipulates that the scope of the security review lies in foreign investors’ acquisition of domestic military enterprises, military-related enterprises, enterprises involving sensitive military facilities and other enterprises that impact national defense security; foreign investors’ acquisition of domestic enterprises which may provide foreign investors with de facto control over industries relating to national security, such as important agricultural products, energy and natural resources, infrastructures, transportation services, technologies and major equipment manufacturing. On August 25, 2011, the Ministry of Commerce issued the Circular of the Ministry of Commerce on the Implementation of Security Review System for Foreign Investors’ Merger and Acquisition of Domestic Enterprises ( the “Circular on the Implementation of Security Review”), which became effective on September 1, 2011. Among other things, the Circular on the Implementation of Security Review further specifies that whether a foreign investors’ acquisition of domestic enterprises falls within the scope of the security review depends on the said transaction’s substantive content and practical influence. Foreign investors shall not circumvent the security review through any arrangements or schemes, including but not limited to trust, lease and/or contractual arrangements.

According to our PRC counsel, as our contractual arrangements were established in 2003, the new security review system shall not apply to our contractual arrangements. We cannot guarantee, however, that the Ministry of Commerce will not promulgate additional implementing rules or new rules that will bring our contractual arrangements under the scope of the security review system. Moreover, according to a press conference held by the Ministry of Commerce on September 20, 2011, there are no specific laws or regulations governing contractual arrangements like the ones that we employ, but the Ministry of Commerce together with other authorities would study how to regulate them in the future. Hence, we cannot assure you that our contractual arrangements will not be subject to new regulations that will be issued by relevant regulatory authorities and that such new regulations will not cause any material adverse effect on our existing structure.

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

Our contractual arrangements with Beijing Champion include equity pledge agreements pursuant to which each of the shareholders of Beijing Champion has pledged all of his or her equity interests in Beijing Champion to Champion Technology as security for the performance of Beijing Champion’s obligations under the technical support and consultancy services agreement. According to the PRC Property Rights Law, which became effective on October 1, 2007, pledge rights for a pledge of equity are created at the time of registration of the pledge with the State Administration for Industry and Commerce, or SAIC, or its local office. According to the Measures Regarding Equity Pledge Registration issued by SAIC on September 1, 2008, which became effective on October 1, 2008, any change to the number of shares pledged, the name of the pledgor or pledgee and the name of the enterprise whose equity is pledged shall be registered with SAIC or its local office. We successfully registered the pledges created under the equity pledge agreements with the Beijing office of SAIC on January 12, 2009 and have not experienced any changes to the pledged equity interests since that would require us to update the registration. However, if any change occurs to the pledges created under the equity pledge agreements in the future, including without limitation any change to the number of shares pledged thereunder due to any increase or transfer of the registered capital of Beijing Champion or otherwise, we need to update our equity pledge registration with SAIC or its local office. However, due to the lack of relevant interpretation and implementation of laws, we cannot assure you that we will be able to successfully update our equity pledge registration with SAIC or its local office in connection with any change to the pledges created under our equity pledge agreements. If we fail to update our equity pledge registration in respect of any change to the pledges created under the equity pledge agreements, the protection of our rights under such agreements may become inadequate and our contractual arrangements with Beijing Champion may be adversely impacted.

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

If we are unable to re-register or obtain the necessary license as required by the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, promulgated in 2007 in a timely manner or at all, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, in which case our business, financial condition and results of operations may be materially and adversely affected.

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

Due to uncertainties with respect to the interpretation and application of the Internet Audio-Video Program Measures, each year, we and our PRC counsel consult the Beijing Branch of SARFT, or Beijing SARFT, which is the competent authority in Beijing to grant the License for Disseminating Audio-Video Programs through Information Network, by way of face-to-face interview or telephone consultation regarding whether online education services providers like us that provide audio-video educational courses and programs through the Internet only to enrolled course participants should apply for said license. The officials in Beijing SARFT replied verbally in 2008, 2009 and early 2010 that we were not required to apply for said license as we are an education service provider that only transmits audio-video educational courses and programs through the Internet to enrolled course participants instead of the general public. However, when we consulted Beijing SARFT again in January 2011, Beijing SARFT indicated that the scope of application of the Internet Audio-Video Program Measures was expanded by SARFT to cover educational course providers like us and thus we are required to apply for the License for Disseminating Audio-Video Programs through Information Network. Further to the application scope expansion, in January 2011, a joint administrative enforcement commission of the Beijing government (including Beijing SARFT) issued a warning to us and fined us RMB6,000 ($897) for providing audio-video educational courses without obtaining the License for Disseminating Audio-Video Programs through Information Network. After the consultation, we began to apply to Beijing SARFT for said license. After accepting our application in February 2011, Beijing SARFT sent us a written reply on March 8, 2011. According to the reply, due to the special circumstance that we have been involved in the distance education industry for many years and our websites www.chinaacc.com, www.chinalawedu.com, and www.ck100.com had been approved by the Ministry of Education and the related telecommunication authority before the promulgation of Internet Audio-Video Program Measures, Beijing SARFT would further deliberate our application and officially respond to us thereafter. On August 1, 2011, Beijing SARFT sent us another written reply which states that Beijing SARFT had consulted with SARFT and determined that the License for Disseminating Audio-Video Programs through Information Network is not applicable to us as basic education, higher education, teacher education, vocational education, adult education, and distance education activities do not fall under the “Internet audio-visual services program.” Therefore, we are not required to obtain the License for Disseminating Audio-Video Programs. We cannot guarantee that Beijing SARFT will not change its position or that the reply will not be challenged by higher authorities in China, or that we will not be asked to obtain the said license again. If the regulatory authorities take any such actions against us, it may materially and adversely affect our business. Moreover, if we are asked to re-register with relevant authorities or obtain the required license, we cannot assure you that our future application(s) will be approved by relevant authorities in a timely manner or at all. If we are subsequently required to and are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

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

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Champion Technology, an enterprise established before the promulgation date of the New EIT Law, continued to enjoy its preferential treatment under the phase-out rules, whereas Champion Education Technology, established after the promulgation date, was no longer entitled to its preferential treatment as of January 1, 2008. The New EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. Champion Education Technology is no longer entitled to the 15% reduced tax rate and became subject to the statutory 25% EIT rate as of January 1, 2008 because it does not qualify under the new criteria. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the New EIT Law on December 24, 2008 with a valid period of three years starting from January 1, 2008. As a result, Beijing Champion is subject to the tax rate of 15% from 2008 through 2010. Champion Technology is subject to the tax rate of 7.5% for 2008 through 2009 and 15% for 2010. However, the continued qualification of a high and new technology enterprise will be subject to annual evaluation and a three-year review by the relevant government authority in China. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the New EIT Law on October 11, 2011 again. As a result, Beijing Champion and Champion Technology are subject to the tax rate of 15% from 2011 to 2013. The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Beijing Champion and Champion Technology will continue to qualify as high and new technology enterprises under the New EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application of such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

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

Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” and will generally be subject to the uniform 25% PRC enterprise income tax rate on its global income. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. A circular issued by the State Administration of Taxation ( the “SAT”) on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC.

Our management is currently based in China and expected to remain in China. Although CDEL Cayman as our holding company is not controlled by a PRC company or company group, we cannot assure you that CDEL Cayman will not be deemed to a “resident enterprise” under the New EIT Law and its implementation rules. The “resident enterprise” rule could be applied to CDEL Hong Kong as our intermediate holding company and Practice Enterprises Network China International Links Limited, or PENCIL with similar consequences. If the PRC tax authorities determine that CDEL Cayman, CDEL Hong Kong and PENCIL are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules, a dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to CDEL Cayman from our PRC subsidiaries through CDEL Hong Kong would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2012 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

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

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75. According to SAFE Circular 75, prior to establishing or assuming control of an offshore enterprise for the purpose of financing that offshore enterprise with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore enterprise upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore enterprise or (ii) any overseas fund-raising by such offshore enterprise after such injection. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore enterprise, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests. Under subsequent SAFE rules, PRC subsidiaries of an offshore enterprise governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, our PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Mr. Zhengdong Zhu is in the process of completing the requisite SAFE Circular 75 registration in connection with the transaction that occurred in October 2011 among Bertelsmann Asia Investment AG, Champion Shine Trading Limited (“CST”) and Champion Education Holdings Limited (“CEH”). See“Item 6. E. Share Ownership — Historical Changes in Shareholdings of our Major Shareholders” for more details.

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

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements, acquisitions, cessation of business lines or legal disputes including arbitration, and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of September 30, 2011, there were 127,800,673 ordinary shares outstanding. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of September 30, 2011, there were 12,488,012 outstanding options to purchase ordinary shares out of which 10,851,056 outstanding options have vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

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

We believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended September 30, 2011. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate, there can be no assurance that we will not be a PFIC in the current taxable year or in any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

In March 2009, we acquired the business start-up training services from Beijing Yinglun Yucai Education Consulting Co., Ltd., or Yinglun Yucai, which was owned by Mr. Liang Ma, a third-party individual. The acquired business is operated by Zhengbao Yucai, an entity established by Beijing Champion. With an initial consideration of RMB36.0 million ($5.3 million), we are entitled to 60% of the ownership interest of Zhengbao Yucai. In January 2010, we sought through arbitration to require Mr. Liang Ma, Yinglun Yucai, and Global Education Consortium Group Co., Limited, to compensate us for the loss incurred as a result of their failure to perform the related agreement. In June 2011, China International Economic and Trade Arbitration Commission, or CIETAC, ruled, among other things, that Mr. Liang Ma shall surrender his 40% ownership interest in Zhengbao Yucai to us for no consideration. For more information with respect to this acquisition, please see “Item 8. Financial Information-Legal Proceedings.”

In September 2009, we acquired the business of Gaokao retake preparation and high-school supplementary tutoring services from Mr. Junnan Ye and Mr. Xiujie Hu, two third-party individuals. The acquired business is operated by Champion Xinlixiang, an entity established by Champion Wangge. With an initial consideration of RMB16.0 million ($2.4 million), we were entitled to 60% of the ownership interest of Champion Xinlixiang. In November 2010, we agreed with Mr. Junnan Ye and Mr. Xiujie Hu that the profit target for the fiscal year 2010 stipulated in the original purchase agreement was not met by Champion Xinlixiang. Accordingly, pursuant to the terms of the original purchase agreement, Mr. Junnan Ye and Mr. Xiujie Hu surrendered their 40% ownership interest in Champion Xinlixiang to us for no consideration on October 1, 2010. However, with respect to our Gaokao retake preparation and high-school supplementary tutoring business, we have suffered significant operating losses for the fiscal year ended September 30, 2011. As a result, on September 27, 2011, we decided to discontinue such business and put the related assets and business up for sale.

In February 2010, Practice Enterprises Network China International Links Limited, or PENCIL was incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception.

We incurred capital expenditures of $2.6 million, $1.8 million and $5.5 million in the fiscal years ended September 30, 2011, 2010 and 2009, respectively. The amount of capital expenditures in the fiscal year ended September 30, 2011 related primarily to our expenditures on property, plant and equipment, and software. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see Item “5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures.”

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

Our ADSs are listed on the NYSE, under the symbol “DL.” Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business overview

Overview

We offer a wide range of online education and test preparation courses and other related services and products. Our online courses are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering and other industries. We believe that we are the largest provider of online education in China focusing on professional education, as measured by total number of course enrollments. We also offer online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, we offer online foreign language courses. Our online courses feature audio-video lectures delivered through the Internet using streaming media and other Internet-based technologies, and are supplemented by our proprietary textbooks, tutoring, online assignments and exercises, mock examinations and other forms of course-related support. Course participants are able to access our courses through the Internet at times and places most convenient for them and to easily interact with a broad online community of course participants, professionals, lecturers and tutors. In addition, we also offer offline primary and secondary school supplementary courses and offline business start-up training courses.

We launched our first online education course in March 2001 through our www.chinaacc.com website to offer online accounting courses designed to help course participants prepare for China’s Intermediate Level Accounting Professional Qualification Examination. Our online accounting education business has experienced substantial growth since then. We believe our “Chinaacc” brand has now become widely recognized in China as a leading source for online training, test preparation and continuing education within China’s accounting industry. We have also expanded our online course offerings into other areas. In June 2003, we launched a website to provide preparatory courses for China’s primary legal exam, the National Judicial Examination. In January 2005, we launched a website to provide training and licensure exam courses for various healthcare professionals, including doctors, nurses and pharmacists. As of September 30, 2011, we operated 17 websites, including our main website www.cdeledu.com and 16 other websites, each dedicated to a specific industry, profession or subject area.

In addition to our online education courses, which accounted for 74.0%, 73.6% (adjusted) and 74.1% of our net revenues in the fiscal years ended September 30, 2009, 2010 and 2011, respectively, we also sell books and reference materials through third-party bookstores and distributors across China, and, to a lesser extent, through our online bookstore and our offices in Beijing. In addition, we also further expanded our course offerings into offline areas, including offline primary and secondary school supplementary courses, Gaokao retake preparation and high-school supplementary tutoring business, and business start-up training courses. We also, from time to time, provide course production services, platform production services and magazine content production services for certain customers at their request and provide in-person accounting and healthcare professional training to accounting firms and the general public.

Our net revenues were $30.1 million, $32.6 million (adjusted) and $41.6 million in the fiscal years ended September 30, 2009, 2010 and 2011, respectively. Our net income was $1.2 million in the fiscal year ended September 30, 2009, and we incurred a net loss of $1.9 million and $3.8 million in the fiscal years ended September 30, 2010 and 2011, respectively. Our net loss during the fiscal year ended September 30, 2010 compared to the net income in the fiscal year ended September 30, 2009 resulted mainly from additional share-based compensation expenses arising from our share options granted in the first quarter of the fiscal year ended September 30, 2010, impairment of goodwill, intangible assets and purchased call options acquired with the acquisitions of Zhengbao Yucai and Champion Xinlixiang, and significant bad debts provision arising in that period. We incurred a net loss of $3.8 million in the fiscal year ended September 30, 2011 mainly due to share-based compensation expenses arising from the re-pricing and acceleration of the vesting of our share options granted under the Prior Plan in the fourth quarter of the fiscal year ended September 30, 2011, and impairment of goodwill, property, plant and equipment, intangible assets and purchased call options acquired with the acquisitions of Zhengbao Yucai and Champion Xinlixiang. Our total course enrollments increased from approximately 1,134,000 for the fiscal year ended September 30, 2009 to 1,215,000 and 1,601,000 for the fiscal years ended September 30, 2010 and 2011, respectively.

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

The following table provides data regarding our current online course offerings and classes as of September 30, 2011. Each course typically represents a major examination or continuing education program within an industry or academic field. Our course offerings are comprised of multiple courses and different types of classes within each course.

Subject Area	Website	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com	19	880
	www.ck100.com	5	86
Law	www.chinalawedu.com	4	160
Healthcare	www.med66.com	30	825
Construction Engineering	www.jianshe99.com	17	291
Information Technology	www.itatedu.com	15	46
Occupational Skills Exams	www.chinatat.com	16	144
Higher Education for Self-Taught Learners	www.zikao365.com	56	372
Adult Higher Education	www.chengkao365.com	2	22
Graduate School Entrance Exams	www.cnedu.cn	3	82
Foreign Languages	www.for68.com	24	103
Primary and Secondary Schools	www.ehappystudy.com	16	189
	www.g12e.com

Total		207	3,200

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

We also provide our course lectures in the form of downloadable media files that allow course participants to save copies of the lectures onto their own personal computers and to play them offline. We utilize digital rights management, or DRM, technology to restrict the transfer and viewing of our downloadable media files. To accommodate different levels of Internet access and bandwidth available to course participants across China, we provide our course lectures in a number of formats.

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

•

Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations. The skill level and technical competence of accounting professionals in China are further measured by achieving certification at various levels within the profession. These levels are determined by the ability of accounting professionals to pass elementary, intermediate and advanced level accounting professional qualification examinations. Candidates who pass the exam are issued an accounting qualification certificate for their respective level from the MOF and the Ministry of Human Resources and Social Security, or the MOP, jointly.

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

Legal Courses

In June 2003, we launched our www.chinalawedu.com website to provide preparatory courses for legal examinations in China. Currently, we offer courses relating to China’s most important nationwide legal examination, the National Judicial Examination, which was introduced in 2002 and is administered annually in September by the PRC Ministry of Justice. Persons seeking to become judges, procurators and lawyers in China are required to pass the exam to obtain the legal practitioner qualification certificate. Approximately 410,000, 395,000 and 415,000 candidates sat for the exams in 2009, 2010 and 2011, respectively. We also offer courses for the Enterprise Legal Counsel Examination held annually by the MOP in October for persons wishing to obtain a qualification certificate for in-house legal counsel positions.

Healthcare Courses

In January 2005, we launched our www.med66.com website to provide preparatory courses for a wide variety of healthcare professional exams. Currently, we offer courses mainly relating to three major nationwide healthcare exams: (i) the National Practicing Medical Doctor Qualification Examination, which is organized and administered annually by the Ministry of Health with approximately 800,000 candidates taking the exam in 2011, (ii) the Healthcare Professional Technical Qualification Examination jointly administered by the Ministry of Health and the MOP and (iii) the National Pharmacist Qualification Examination administered by the MOP and the State Administration of Drug Supervision.

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

In addition, we also offer online continuing education courses to construction engineering professionals, including architects, cost estimators, equipment supervisors, real estate appraisers, and realtor associates to help them meet government requirements and maintain their qualifications.

Other Professional Education Courses

In addition, we also provide professional education courses in the areas of information technology, securities and various civil service positions. Each of these offerings follows a similar course creation and online delivery model. We plan to continue to leverage our core online course creation and delivery expertise to create and deliver new courses for additional professions and industries.

Our Higher Education for Self-Taught Learners

Through our website www.zikao365.com, we offer courses targeted at self-taught learners pursuing associate diplomas or bachelor’s degrees in various academic areas. They complete their self study and obtain government accredited diplomas or degrees by passing the Higher Education Examination for Self-Taught Learners administered by the MOE without having to enroll in and physically attend a traditional college or university. Statistics published by the MOE show that there are approximately 10 million exam takers of Higher Education Examination for Self-Taught Learners each year. We offer test preparatory courses to help self-taught learners pass the requisite exams. We have also entered into multiple-year cooperative agreements, sometimes exclusive, with the respective designated administrator of self-taught study process monitoring programs for self-taught learners in eight provinces and cities to allow self-taught learners to earn up to 30% of the credits they need to obtain associate diplomas or bachelor’s degrees.

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

In September 2010, we entered into an agreement with AsknLearn Pte. Ltd., a subsidiary of Educomp Solutions, India’s largest education company, under which agreement we obtained exclusive rights to distribute Educomp’s Smart Class®, Edulearn and Wizlearn products in China. Educomp’s Smart Class®, Edulearn and Wizlearn products provide dynamic multimedia learning, teaching and administrative content and tools aimed at improving teacher effectiveness and productivity in-class, improving academic performance of students, and effectively managing school administrative processes. The solutions are primarily aimed at the primary and secondary school markets. We have not generated material revenue from these solutions yet. However, we expect them to bolster our primary and secondary school offerings in the future. As part of the agreement, we will provide students and schools in China with access to Smart Class®, Edulearn and Wizlearn via our online platform.

Other Products and Services

Books and Reference Materials

We sell books and reference materials relating to various professional courses and exam subjects. To promote the use of our online courses, we also sell proprietary books and reference materials related to our courses such as the Elementary Level and Intermediate Level Accounting Professional Qualification Examination, the CPA Qualification Examination, the Registered Tax Agent Qualification Examination, Accounting Professional Qualification Examination, accounting continuing education, the National Judicial Examination, the National Practicing Medical Doctor Qualification Examination, the Construction Supervisor Qualification Examination, and the Intermediate Economist Qualification Examination. As we expand our course offerings, we may sell other books and reference materials. To promote our online courses, we sometimes sell books and reference materials together with study cards, which allow customers to take a certain number of on-line courses for no additional charge. Our proprietary guidebooks are authored by lecturers teaching the relevant online courses. In substantially all cases, we own the copyright to these books pursuant to agreements with the lecturers. We engage third-party publishers to publish our reference books. We distribute these books and materials through third-party bookstores and distributors across China, as well as through our online bookstore and our offices in Beijing.

Offline education services

Business Start-up Training Courses

In March 2009, we acquired the business start-up training business from Yinglun Yucai which was previously owned by Mr. Liang Ma, an independent third party. The training offering targets university students, job seekers and individuals who are interested in learning how to establish new businesses. Such practical training is strongly encouraged by the Chinese government to promote employment opportunities in the country. For this course offering, we prepare training materials in accordance with requirements of the relevant government authorities in various provinces and cities. We do not charge the course participants fees. Instead, we receive subsidies from the relevant government authorities in various provinces and cities, which are conditioned on our ability to meet government stipulated conditions under the subsidy policies. When determining our entitlement to the subsidy, the government authorities consider the passage rate of our course participants’ business proposals as evaluated by such authorities, as well as the business start-up rate and employment rate of our course participants.

Primary and Secondary School Supplementary Courses

We provide primary and secondary school supplementary tutoring services to students in a range of subject areas, such as Chinese, math and science. Students may attend offline courses taught by our in-person lecturers or view pre-recorded video courses on our website at www.g12e.com. Our offline classes are available in Beijing and are most subscribed during winter and summer breaks.

Accounting and Healthcare Professional Training Courses

From time to time, we provide in-person professional training for accounting firms. Starting from fiscal year ended September 30, 2011, we also provide in-person accounting and healthcare professional training to the public to further expand our course offerings.

Other Services

Course Production Services

We provide course production services to certain customers on a contractual basis. We typically create and produce course packages in digital format based on the content requirements of our offline educational institute or company customers.

Platform Production Services

From time to time, we develop online platforms for our customers and provide them with technical support and maintenance services on a contractual basis. The online platforms enable customers to sell products through our website. After the development of online platforms, we provide after-sale support and maintenance services, which encompass bug fixes and general technical support but do not include upgrades or increased functionality of the online platform, for a limited time at no extra charge.

Others

In April 2011, TStudy Co., Ltd., an integrated education technology company and an affiliate of Time Education, one of the largest private education companies in Korea, granted us the exclusive distribution right for its proprietary digital educational products and software, including Symphony, TStudy Interactive Whiteboard, Dotnote and Tnote in China’s public education market. Symphony is a fully interactive classroom solution comprising of digital pens and proprietary software. Dotnote is a personal lecture making, note management, and homework management program primarily utilizing TStudy digital pens, a unique new technology which digitally transcribes notes taken on specialized dot pattern paper notebooks. Tnote is an online based distance learning solution comprising of digital pens and a comprehensive online learning management system which enables teachers to fully interact with students online. TStudy’s products are important additions to our suite of solutions for the primary and secondary school education business line. TStudy’s products, coupled with EduComp’s Smart-Class content and online content that we developed for our “Famous School Coalition” initiative, will provide us with a comprehensive and powerful platform and content offering at the primary and secondary school market.

From time to time, we also provide accounting magazine content production services to certain customers on a contractual basis.

Discontinued Operation - Gaokao Retake Preparation and High-School Supplementary Tutoring Services

In September 2009, we acquired the business of Gaokao retake preparation and high-school supplementary tutoring services that were previously established and operated by Mr. Junnan Ye and Mr. Xiujie Hu, two independent third parties. With respect to such business, we had suffered significant operating losses for the fiscal year ended September 30, 2011. As a result, we decided to discontinue such business and put the related assets and business up for sale. For more information, please see “Item 5. Operating and Financial Review and Prospects.”

Our Regular, Premium and Elite Classes

We offer regular, premium and elite classes. Our regular, premium and elite classes are mainly comprised of the following four types:

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

In November 2006, we introduced elite classes for some of our most popular accounting courses, such as courses for the Elementary Level and Intermediate Level Accounting Professional Qualification Examination, the CPA Qualification Examination and the Registered Tax Agent Qualification Examination. We also offer elite classes to legal practitioners, self-taught learners pursuing higher education diplomas or degrees, and professionals in the healthcare, construction engineering and other industries. With our elite classes, course participants pay substantially higher course fees for more personal and tailored course-related services. After completing an elite class, if a participant fails to pass the exam for that subject, and certain pre-agreed conditions are met, the course participant is entitled to a refund of the applicable course fees paid or the course participant can choose to use such amounts to register and pay for future courses provided by us.

In exchange for higher course fees, our elite class participants enjoy high-quality elite course-related support services. Leveraging the technological features available to online course delivery, elite classes allow substantially more interactive and multi-faceted course participation. For example, during a lecture, when a key knowledge point has reached, the lecture automatically pauses and a quiz relating to the point will pop up on the screen. The lecture will not proceed to the next topic until the course participant has correctly responded to the question. This feature ensures that course participants do not miss any of the important knowledge points that may be tested on exams. We believe that these types of interactive features, made possible by the flexibility of our online format, offer distinct advantages over traditional classroom course delivery as well as traditional online teaching methods.

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

Our premium classes represent another course model we introduced in August 2008 for some of our most popular courses, such as courses for the accounting, legal and healthcare industries. To date, we also offer premium classes to self-taught learners pursuing higher education diplomas or degrees, and professionals in the construction engineering and other industries. Our premium class participants enjoy high-quality premium course-related support services similar to the elite class participants. However, premium course participants do not enjoy refund privileges. Instead, in general, if a participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course and pay only 50% of the course fees. The participant is given this 50% discount only once, and therefore, if he or she fails the relevant course examination again and wishes to retake the premium course for the third time, there is no discount provided at that time. If a participant fails to pass the course examination for the examinations of American Institute of CPAs and certain healthcare courses, however, the course participant can retake the same courses free of charge for the following year if certain pre-agreed conditions are met.

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

Our study cards are pre-paid scratch cards sold through our regional sales agents at points of sale throughout China. The pre-paid study cards come with face values ranging from RMB10 ($1.6) to RMB1,000 ($156.8). Course participants may purchase and use these study cards to register and pay for our courses. We first introduced pre-paid study cards in January 2003. In 2006, we began selling a “One Card Pass,” which can be used for multiple courses. This new card eliminates the need for our regional sales agents to purchase multiple types of cards and also provides an opportunity to cross-sell our course offerings. The One Card Pass comes with face values ranging from RMB10 ($1.6) to RMB500 ($78.4). These pre-paid study cards and One Card Pass were sold with expiration dates, typically two to three years from the print dates. In addition to the “One Card Pass,” we have another type of pre-paid study cards, which can be used solely for our accounting continuing education courses and have expiration dates, typically one year from the print dates.

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

We believe superior delivery of our courses and learning materials over the Internet is also important to attracting and retaining course participants. We record, digitize and edit most of the audio-video lectures used in our courses on our own premises. We maintain 19 fully-equipped recording rooms to ensure the high-quality of the audio-video content and any graphics used in the lectures. Our editing department uses advanced digital audio-video editing software and equipment to eliminate breaks, pauses and unwanted noises from each lecture tape to further enhance the viewing and listening experience. All lectures are properly formatted to facilitate smooth transmission through our websites using streaming media and other Internet-based technologies. Our customer service team regularly seeks feedback on the quality of our courses from our course participants.

Community-oriented Services on Our Websites

In addition to using our websites to access our courses, course participants and visitors to our websites are also able to access a wide variety of other content and information and to communicate and interact with each other. The breadth and depth of our website content has attracted a large number of visitors and has contributed to the fast growth in the awareness of our brands.

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

Our Lecturers

Our online course lecturers include academics from renowned higher education institutions in China and experienced practitioners within their respective fields. Our online lecturers work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. They are not our employees and are typically engaged for a one-to-three year period, except for some more experienced lecturers for whom the contract periods are relatively longer and some of them are obligated to conduct online lectures exclusively for us. The number of online lecturers actively producing online courses for us was 629, 370 and 325 in the fiscal years ended September 30, 2009, 2010 and 2011, respectively.

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

Course-Related Support and Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We maintain a well-trained pool of tutors, numbering 192 as of September 30, 2011, of which 68 are part-time employees. Our tutors are knowledgeable in the relevant fields and experienced with various types of exams or subject matters. They are able to provide timely and accurate responses, usually within 24 hours after a question is submitted, through our online question and answer board to various course-related questions raised by our course participants. To ensure the accuracy of our responses, we introduced the second reviewer policy by which all responses of our most popular courses have to be reviewed by a senior tutor before they are delivered to our students. To ensure that our tutors are suitably qualified to support our courses, we have established stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experience and knowledge of various exams and subject matters. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter.

We believe that our high-quality tutorial and learning support service is critical to enhancing the learning experience of our course participants. Additionally, it helps us generate customer loyalty and attract potential course participants through recommendations from our existing course participants.

General Customer Service and Support

We have a dedicated general customer service team composed of 174 individuals as of September 30, 2011 that our customers can contact by email, our online customer service system or phone through our dedicated call center, 24 hours a day, seven days a week. Our customer support team members provide potential and existing course participants with comprehensive information and counseling regarding our courses and services, recommend suitable courses based on individual needs, assist in course enrollment, accept course fee payments, conduct regular telephone interviews seeking customer feedback on course participation experience and provide additional technical and other support on how to use and get the most out of our courses. We recruit our customer service personnel from candidates who have good communication skills and are committed to providing quality service to our customers. We provide on-the-job training for our new recruits, which includes pairing new recruits with experienced team members as mentors to train them in taking calls from customers. On an ongoing basis, we also evaluate the performance of our customer service staff, and provide training to improve their skills and inform them on new developments in our business.

Sales and Marketing

We rely on a combination of regional and online sales agents, referrals and cross-selling, as well as other sales and marketing activities to market our services and products.

Regional Sales Agents

We use regional sales agents to sell our pre-paid study cards, which represent the primary method for us to sell and receive payment for our courses. Our regional sales agents are comprised mostly of stores and other points of sale selling books, learning materials and other supplies to our target industries and professions. These agents sell our study cards and are responsible for promotion and advertising of our services in the regions where they operate. They also provide market feedback, which helps us in planning our marketing strategy and sales activities. As of September 30, 2011, we had approximately 1,400 active regional sales agents throughout China.

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

Online Agents

Our online agents are typically Internet companies and website operators in China that market our course offerings and other services on their websites. We pay our online agents a commission for each new course participant registered through their website. As of September 30, 2011, we had approximately 4,300 online agents marketing our online courses through their websites.

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

Other Advertising and Marketing Efforts

We place advertisements on high-traffic Chinese Internet portals and television, in newspapers, magazines, journals, cinemas and on buses in many cities across China. We also promote our courses, services and products at examination registration centers, and education and career fairs. To raise our profile and promote our courses, regional sales agents normally assist with our promotional activities in their respective regions.

Our sales and marketing team participates in and conducts information sessions at various educational trade fairs, and distributes promotional materials to potential course participants at various examination registration centers. We further promote our courses by handing out complimentary study cards together with reference books and study materials that we sell at these examination registration centers. We have also established a number of scholarships totaling over RMB0.8 million ($0.1 million) in the fiscal year ended September 30, 2011 and granted awards to course participants who have achieved outstanding performances in various exams. These activities help to improve our profile and enhance our public image.

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

We maintain multiple servers, which access the Internet backbone via a 5,130 Mbps broadband line. These servers are separately located in multiple hosting facilities in several cities across China to mitigate any downtime arising from individual server failure. For reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our customers can access our services at any time. When a malfunction arises in a server or at a point of presence, the load balancing technology adopted by us is able to automatically direct visitors to access the same contents through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and infrastructure to enable us to respond quickly to potential problems. We have not experienced a material disruption to our business or websites.

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

The provision of professional education and test preparation courses over the Internet is a relatively new concept in China. Although it is increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally perceived as the more accepted method. We therefore compete with traditional in-person educational institutions and training centers in the various areas for which we offer courses.

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

With the continuous expansion of our course offerings to offline courses since 2009, we face competition from providers of both traditional offline education and online education in these areas.

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

We have registered 39 software copyright for our proprietary online course delivery platform, customer service system, DRM encryption system, streaming media load balancing system, online course creation management system and certain other aspects of our online education platform with the National Copyright Administration of the PRC. We have also registered 349 trademarks with the China Trademark Office and an additional 40 trademark applications are currently pending. We, however, cannot assure you that all of our trademark applications will be successful.

As of February 24, 2012, we had registered 230 domain names relating to our business with the Internet Corporation for Assigned Names Numbers and China Internet Network Information Center, including those of all our 17 operating websites.

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

Seasonality

We have experienced seasonality and expect in the future to continue to experience seasonality in revenues related to the provision of our education courses primarily due to seasonal changes in course enrollments and the timing of various exams. We typically open new online courses to enrollment approximately six months before the relevant exam date. As the majority of our course participants take non-refundable courses relating to the main professional accounting exams, which are typically held in May and September, we historically have experienced higher revenues during the quarters ending June 30 and September 30 of each fiscal year. With respect to our refundable courses, which is also primarily related to the main professional accounting exams, we typically recognize revenues 15 days after the release of the relevant exam results when the participants’ applicable refund privileges expire, resulting in higher revenues in the quarter ended March 31 and September 30. With respect to our professional continuing education courses, we typically recognize revenues when course participants complete the stipulated study hours and take the examinations, or on a straight line basis over the subscription period, starting from a course participant’s enrollment date, ranging from three months to one year. As the majority of our course participants take accounting professional continuing education courses in the second half of the calendar year, we historically have experienced higher revenues during the quarters ending September 30 and December 31 of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. This seasonality factor may change in future periods if the timing of exams changes. In addition, as the mix of types of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams.

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

Due to uncertainties with respect to the interpretation and application of the Internet Audio-Video Program Measures, each year, we and our PRC counsel consult the Beijing Branch of SARFT, or Beijing SARFT, which is the competent authority in Beijing to grant the License for Disseminating Audio-Video Programs through Information Network, by way of face-to-face interview or telephone consultation regarding whether online education services providers like us that provide audio-video educational courses and programs through the Internet only to enrolled course participants should apply for said license. The officials in Beijing SARFT replied verbally in 2008, 2009 and early 2010 that we were not required to apply for said license as we are an education service provider that only transmits audio-video educational courses and programs through the Internet to enrolled course participants instead of the general public. However, when we consulted Beijing SARFT again in January 2011, Beijing SARFT indicated that the scope of application of the Internet Audio-Video Program Measures was expanded by SARFT to cover educational course providers like us and thus we are required to apply for the License for Disseminating Audio-Video Programs through Information Network. Further to the application scope expansion, in January 2011, a joint administrative enforcement commission of the Beijing government (including Beijing SARFT) issued a warning to us and fined us RMB6,000 ($897) for providing audio-video educational courses without obtaining the License for Disseminating Audio-Video Programs through Information Network. After the consultation, we began to apply to Beijing SARFT for said license. After accepting our application in February 2011, Beijing SARFT sent us a written reply on March 8, 2011. According to the reply, due to the special circumstance that we have been involved in the distance education industry for many years and our websites www.chinaacc.com, www.chinalawedu.com, and www.ck100.com had been approved by the Ministry of Education and the related telecommunication authority before the promulgation of Internet Audio-Video Program Measures, Beijing SARFT would further deliberate our application and officially respond to us thereafter. On August 1, 2011, Beijing SARFT sent us another written reply which states that Beijing SARFT had consulted with SARFT and determined that the License for Disseminating Audio-Video Programs through Information Network is not applicable to us as basic education, higher education, teacher education, vocational education, adult education, and distance education activities do not fall under the “Internet audio-visual services program.” Therefore, we are not required to obtain the License for Disseminating Audio-Video Programs. We cannot guarantee that Beijing SARFT will not change its position or that the reply will not be challenged by higher authorities in China, or that we will not be asked to obtain the said license again. If the regulatory authorities take any such actions against us, it may materially and adversely affect our business. Moreover, if we are asked to re-register with relevant authorities or obtain the required license, we cannot assure you that our future application(s) will be approved by relevant authorities in a timely manner or at all. If we are subsequently required to and are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

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

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MII and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of February 24, 2012, we had registered 230 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

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

Regulation of Online Cultural Activities

The Ministry of Culture promulgated the Interim Provisions on Internet Culture, or the Internet Culture Provisions, in May 2003, which became effective on July 1, 2003 and was amended on July 1, 2004 and on February 11, 2011. The Internet Culture Provisions apply to all ICPs that engage in the production and dissemination of cultural products via the Internet. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons; and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicate those to internet for dissemination. All entities engaging in commercial Internet cultural activities, or Internet Cultural Entities, must be approved by the governmental agency of culture at the provincial level and by MII. Beijing Champion holds a Permit of Internet Cultural Activities issued by Beijing Municipal Bureau of Culture that is valid until December 31, 2014.

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

Regulation on the Wholesale, Retail and Rental of Book and Audio-Video Products

Under the Administrative Measures for the Publication Market, or Administrative Measures, which was promulgated by the State Press and Publication Administration and became effective on September 1, 2003 and amended on June 16, 2004 and on March 17, 2011, any enterprise or individual wishing to engage in publication distributing activities must obtain permission from the press and publication agency at relevant levels. “Publication” and “distributing” are defined, respectively, in the Administrative Measures, as “books, newspapers, periodicals, audio-video products, and electronic publications” and “general distribution, wholesale, retail, rental, exhibition and other activities.” Any enterprise or individual who engages in publication wholesalee shall obtain a Publication Business License issued by the press and publication agency at the provincial level. A publications wholesale enterprise can engage in retail distribution as well. Any enterprise or individual who engages in publication rental shall file a record at the county level of press and publication agency. Beijing Champion holds a Publication Business Permit for book wholesale issued by Beijing Press and Publication Bureau in February 2008 under which Beijing Champion is allowed to engage in the book wholesale and retail businesses. This permit was renewed in February 2011 and is valid through December 31, 2015.

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

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or MCA or its local counterparts as a privately-run, non-enterprise institution. Champion Xinlixiang has obtained such a permit for independently operating a private school on May 11, 2011. This permit is valid through December 31, 2016.

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

We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval was not required for our initial public offering given the fact that our current corporate structure was established before the M&A Rule became effective. There remains some uncertainty as to how the M&A Rule will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. See “Item 3.D. Key Information — Risk Factors — General Risks Relating to Conducting Business in China — If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval was required in connection with our initial public offering, we may become subject to penalties.”

Regulation of Security Review

On February 3, 2011, the General Office of the State Council issued the Circular of the General Office of the State Council on the Establishment of Security Review System for Foreign Investors’ Merger and Acquisition of Domestic Enterprises (the “Circular on the Establishment of Security Review”), which became effective on March 4, 2011. Among other things, the Circular on the Establishment of Security Review stipulates that the scope of the security review lies in foreign investors’ acquisition of domestic military enterprises, military-related enterprises, enterprises involving sensitive military facilities and other enterprises that impact national defense security; foreign investors’ acquisition of domestic enterprises which may provide foreign investors with de facto control over industries relating to national security, such as important agricultural products, energy and natural resources, infrastructures, transportation services, technologies and major equipment manufacturing. On August 25, 2011, the Ministry of Commerce issued the Circular of the Ministry of Commerce on the Implementation of Security Review System for Foreign Investors’ Merger and Acquisition of Domestic Enterprises ( the “Circular on the Implementation of Security Review”), which became effective on September 1, 2011. Among other things, the Circular on the Implementation of Security Review further specifies that whether a foreign investors’ acquisition of domestic enterprises falls within the scope of the security review depends on the said transaction’s substantive content and practical influence. Foreign investors shall not circumvent the security review through any arrangements or schemes, including but not limited to trust, lease and/or contractual arrangements.

According to our PRC counsel, as our contractual arrangements were established in 2003, the new security review system shall not apply to our contractual arrangements. We cannot guarantee, however, that the Ministry of Commerce will not promulgate additional implementing rules or new rules that will bring our contractual arrangements under the scope of the security review system. Moreover, according to a press conference held by the Ministry of Commerce on September 20, 2011, there are no specific laws or regulations governing contractual arrangements like the ones that we employ, but the Ministry of Commerce together with other authorities would study how to regulate them in the future. Hence, we cannot assure you that our contractual arrangements will not be subject to new regulations that will be issued by relevant regulatory authorities and that such new regulations will not cause any material adverse effect on our existing structure. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry —Our contractual arrangements may be subjected to severe censorship under PRC laws and regulations and, thus, be challenged by relevant regulatory authorities.”

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

Agreements that transfer economic benefits of the controlled affiliates and their subsidiaries to the Company

Technical Support and Consultancy Services Agreement, dated May 1, 2004. Under this agreement, Champion Technology provides Beijing Champion with exclusive technical support and consultancy services relating to Beijing Champion’s online education business. The services rendered by Champion Technology mainly include assisting in course creation and production, undertaking pre-paid study card production, advising on website design and maintenance, providing general technology support and technical personnel training, assisting in strategic planning and business development and establishing and implementing a customer service system. In return, Beijing Champion pays Champion Technology a monthly service fee, which is equal to Beijing Champion’s revenues less its cost of sales and operating and other expenses as approved by Champion Technology. In addition, Beijing Champion undertook not to approve its annual budget, or engage in any transactions that could materially affect Beijing Champion’s capital structure, assets, liabilities, rights or operations, without the prior written consent of Champion Technology. Champion Technology undertook to provide financial support at Beijing Champion’s request in a manner permitted by law. This agreement will remain effective until Beijing Champion ceases its operations.

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

Agreements that provide the Company effective control over the controlled affiliates and their subsidiaries

Equity Pledge Agreements, entered into on May 1, 2004 and amended and restated on December 31, 2008. To secure the payment obligations of Beijing Champion under the technical support and consultancy services agreement described above, each of Beijing Champion’s shareholders, Mr. Zhu and Ms. Yin, pledged to Champion Technology his or her entire equity ownership interests in Beijing Champion pursuant to an Equity Pledge Agreement entered into on May 1, 2004, or the May 2004 Equity Pledge Agreement. In May 2008, Mr. Zhu and Ms. Yin contributed an additional RMB16.8 million ($2.5 million) to Beijing Champion as increased registered capital. In connection with such capital contribution to Beijing Champion, each of Mr. Zhu and Ms. Yin amended and restated his or her May 2004 Equity Pledge Agreement on December 31, 2008, or the Amended and Restated Equity Pledge Agreement. Each of the Amended and Restated Equity Pledge Agreements could only become effective, and replace the respective May 2004 Equity Pledge Agreement, after the pledge created thereunder is registered with SAIC or its local office. We successfully registered the pledge created under each of the Amended and Restated Equity Pledge Agreements with the Beijing office of SAIC on January 12, 2009. Upon the occurrence of certain events of default specified in the Amended and Restated Equity Pledge Agreements, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under such agreements, the pledgor may not transfer the pledged equity interests without the pledgee’s prior written consent. The agreements will also be binding upon successors of the pledgors and transferees of the pledged equity interests. These agreements will remain effective until the discharge of Beijing Champion’s contractual obligations under the technical support and consultancy services agreement as described above.

Exclusive Purchase Rights Agreement, dated May 9, 2004. Pursuant to the exclusive purchase rights agreement entered into among CDEL Hong Kong, Beijing Champion and its shareholders, CDEL Hong Kong or any third-party designated by it has the right to acquire, in whole or in part, the respective equity interests in Beijing Champion of its shareholders when permitted by applicable PRC laws and regulations. The term of this agreement is ten years from the date thereof and can be extended for another ten years at the discretion of CDEL Hong Kong.

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

D. Property, Plants and Equipment

Our principal executive offices are located in approximately 2,495 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also own approximately 355 square meters of office space in Hangzhou, China. We also lease approximately 4,090 square meters at the Xueyuan International Tower and 37,511 square meters at different locations of China. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

The selected consolidated statements of operations data for the fiscal years ended September 30, 2009, 2010 and 2011 (other than ADS data) and the selected consolidated balance sheets data as of September 30, 2010 and 2011 reflect the Retrospective Adjustments. Where applicable, the selected consolidated statements of operations data for the fiscal years ended September 30, 2009 and 2010 that have been retrospectively adjusted are followed by “(adjusted)” where they differ from those reported in our prior year’s annual report on Form 20-F. See “—Operating Results—Loss from discontinued operations” for more information. Due to the Retrospective Adjustments, our results of operations for the years ended September 30, 2007, 2008, 2009, and 2010 and financial positions as of September 30, 2007, 2008, 2009, and 2010 are not directly comparable to the prior reporting periods.

A. Operating Results

Overview

We offer a wide range of online education and test preparation courses and other related services and products. Our online courses are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering and other industries. We also offer test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. We further offer online foreign language courses. Our online education courses, accounted for 74.0%, 73.6% (adjusted) and 74.1% of our net revenues in the fiscal years ended September 30, 2009, 2010 and 2011, respectively. In addition, we also further expanded our course offerings into offline areas, including offline primary and secondary school supplementary courses and business start-up training courses. In addition, we sell books and reference materials through third-party bookstores and distributors across China and, to a lesser extent, through our online bookstore and our offices in Beijing. We also, from time to time, provide course production services, platform production services and magazine content production services for certain customers at their request, and provide in-person accounting and healthcare professional training to accounting firms and the general public.

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

Our net revenues were $30.1 million, $32.6 million (adjusted), and $41.6 million in the fiscal years ended September 30, 2009, 2010 and 2011, respectively. Our net income was $1.2 million in the fiscal year ended September 30, 2009. We incurred net losses of $1.9 million and $3.8 million in the fiscal years ended September 30, 2010 and 2011, respectively. Our net loss during the fiscal year ended September 30, 2010 compared to the net income in the fiscal year ended September 30, 2009 resulted mainly from additional share-based compensation expenses arising from our share options granted in the first quarter of the fiscal year ended September 30, 2010, impairment of goodwill, intangible assets and purchased call options acquired with the acquisitions of Zhengbao Yucai and Champion Xinlixiang and a $2.2 million bad debt provision made for certain accounts receivables that have been outstanding for more than 360 days with respect to the business start-up training business, accounting continuing education courses and information technology application training, or ITAT, contest. Our higher net loss during the fiscal year ended September 30, 2011 compared to the fiscal year ended September 30, 2010 stemmed mainly from share-based compensation expenses arising from the re-pricing and acceleration of the vesting of our share options granted under the Prior Plan in the fourth quarter of the fiscal year ended September 30, 2011, and impairment of goodwill, property, plant and equipment, intangible assets and purchased call options acquired with the acquisitions of Zhengbao Yucai and Champion Xinlixiang. Our total course enrollments increased from approximately 1,134,000 for the fiscal year ended September 30, 2009 to over 1,215,000 and 1,601,000 for the fiscal years ended September 30, 2010 and 2011, respectively.

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

Our results of operations may also be affected by other factors such as changes to the license, qualification, knowledge and skill requirements applicable to the various disciplines and professions covered by our online courses, and changes in the timing, content and difficulty, or perceived difficulty, of exams covered by our courses, changes in the continuing education requirements, and changes in the government subsidy policy applicable to our business start-up training courses. Exams covered by our courses may also, from time to time, be discontinued or postponed for reasons beyond our control, which may impact our revenues in certain periods. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected by changes in the perceived difficulty, requirements or formats of professional examinations and continuing education in China,’ “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected by changes in the perceived difficulty, requirements or formats of business start-up training courses, or changes in the government authorities’ subsidy policy” and “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our financial performance and prospects could be affected by natural calamities or health epidemics.” We also typically experience lower revenues in the quarters ending December 31 and March 31 than in the quarters ending June 30 and September 30 due to the timing of exams covered by our courses. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.” Our results of operations could also be impacted by fluctuations in exchange rates. See “Item 3.D. Key Information — Risk Factors — General Risks Relating to Conducting Business in China — Fluctuations in exchange rates could result in foreign currency exchange losses.” In addition, our results of operations could be impacted by share-based compensation expenses arising from share options and/or restricted shares granted under our share incentive plans. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — We may continue to grant share options and/or restricted shares under our current or future share incentive plans, or modify the terms of existing share options, which may continue to materially impact our future results of operations or result in dilution to our shareholders.”

Specific Factors Affecting Our Results of Operations

Our results of operations in any given period are also directly affected by company-specific factors, including:

•

Number of enrollments in our courses. Our ability to generate and grow our net revenues is primarily affected by our ability to increase the number of course enrollments. This in turn is driven by several factors, including governmental and industrial requirements for education and training in various professions and industries, recognition of our brand and services, Internet and broadband penetration rate, and the perceived effectiveness of our education and training courses. Government regulations requiring increased number of licensure and certification exams provide us with new market opportunities to develop new courses and to attract potential exam participants as our customers. Changes in exam content and knowledge requirements in certain industries and professions, and the increased difficulty, or perceived difficulty of certain exams covered by our courses, may also contribute to growth in our course enrollments as more exam takers may feel a stronger need to take exam preparation courses. Government policies encouraging business start-up training provide us with new market opportunities to develop new courses and to attract potential course participants to take our courses. Benefiting from the above driving factors, our total course enrollments increased from approximately 1,134,000 for the fiscal year ended September 30, 2009 to 1,215,000 and 1,601,000 for the fiscal years ended September 30, 2010 and 2011, respectively.

However, we may also, from time to time, experience a decrease in course enrollments in certain subject areas if there is a perception within those industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. For example, our Accounting Professional Qualification Examination online course enrollments decreased from approximately 209,000 for the fiscal year ended September 30, 2007 to approximately 197,000 for the fiscal year ended September 30, 2008 and further decreased to approximately 193,000 in the fiscal year ended September 30, 2011. This decrease occurred primarily because we experienced a significant increase in enrollments in these accounting courses during the fiscal year ended September 30, 2007 due to the fact that the relevant accounting exams covered by these courses at the time were undergoing changes in content and requirements, and many exam takers determined that enrolling in our online courses was important to their exam preparation efforts. In the subsequent period, as exam takers became more familiar with and less concerned about the new exam content and requirements, many exam takers opted not to take our courses, which resulted in a decrease in course enrollments of these courses. Another example was our CPA Qualification Examination of which online course enrollments decreased from approximately 120,000 in the fiscal year ended September 30, 2010 to approximately 111,000 in the fiscal year ended September 30, 2011.

In addition, although overall enrollment in our online elite classes increased from approximately 6,400 in the fiscal year ended September 30, 2010 to approximately 9,000 in the fiscal year ended September 30, 2011, enrollment in our online elite classes for our accounting, higher-education for self-taught learners and legal courses decreased in the fiscal year ended September 30, 2010 as an increasing number of course participants chose to register for our premium classes, which they consider more suitable for their needs. For example, course enrollment in our online CPA Qualification Examination and Intermediate Level Accounting Professional Qualification Examination elite classes decreased from approximately 1,600 and 1,500 in the fiscal year ended September 30, 2009 to approximately 700 and 1,300 in the fiscal year ended September 30, 2010. Meanwhile, course enrollments in most of our online premium classes experienced steady increases. However, we expect overall demand for our courses to continue to increase, especially for accounting continuing education and self-taught study process monitoring programs, due to an increasing number of individuals seeking to enter or obtain various qualifications applicable to the professions and industries covered by our courses and those seeking to fulfill regulatory or admission requirements. Finally, any government decisions to scale back, postpone or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues.

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

•

Our ability to expand the range of courses and other services. Our ability to address market needs in new areas, or in new segments and exams within existing areas we cover by expanding the range of our course offerings and other services, has a direct impact on our ability to maintain rapid growth in our course enrollments. Diversifying our sources of revenues also helps protect us from possible down-turns in certain industries or professions. To date, our accounting courses remain the largest and most important of all our course offerings in terms of revenues and numbers of course enrollments. Although we expect the accounting profession to remain a stable source of customers for our services due to the large and increasing number of industry participants and the existence of various qualification exams and professional requirements in the industry, we have expanded and plan to continue to expand our course offerings to further grow our revenues, expand our brand and reputation into other areas, and provide a buffer against over-reliance on any one particular area. Over the past several years, we have developed our legal and healthcare course offerings and further enhanced the reputation of our other course offerings in the areas of construction engineering, primary and secondary school supplementary courses and business start-up training courses.

•

Impact of strategic alliances and business acquisitions. We have pursued and may continue to pursue strategic alliance and acquisition opportunities to increase our service offerings and expand our growth. In March 2009, we acquired the business start-up training business from Beijing Yinglun Yucai Education Consulting Co., Ltd., or Yinglun Yucai, which was owned by Mr. Liang Ma, a third-party individual. The acquired business is operated by Zhengbao Yucai, an entity established by Beijing Champion. With an initial consideration of RMB36.0 million ($5.3 million), we are entitled to 60% of the ownership interest of Zhengbao Yucai. In January 2010, we sought through arbitration to require Mr. Liang Ma, Yinglun Yucai, and Global Education Consortium Group Co., Limited, to compensate us for the loss incurred as a result of their failure to perform the related agreement. In June 2011, China International Economic and Trade Arbitration Commission ruled, among other things, that Mr. Liang Ma shall surrender his 40% ownership interest in Zhengbao Yucai to us for no consideration. For more information with respect to this acquisition, please see “Item 8. Financial Information-Legal Proceedings.” In September 2009, we acquired the business of Gaokao retake preparation and high-school supplementary tutoring business from Mr. Junnan Ye and Mr. Xiujie Hu, two third-party individuals. The acquired business is operated by Champion Xinlixiang, an entity established by Champion Wangge. With an initial consideration of RMB16.0 million ($2.4 million), we were entitled to 60% of the ownership interest of Champion Xinlixiang. In November 2010, we agreed with Mr. Junnan Ye and Mr. Xiujie Hu that the profit target for the fiscal year 2010 as stipulated in the original purchase agreement was not met by Champion Xinlixiang. Accordingly, pursuant to the terms of the original purchase agreement, Mr. Junnan Ye and Mr. Xiujie Hu surrendered their 40% ownership interest in Champion Xinlixiang to us for no consideration on October 1, 2010. Similar acquisitions may not generate the financial results we expect and may even result in losses. With respect to our Gaokao retake preparation and high-school supplementary tutoring business, we have suffered significant operating losses for the fiscal year ended September 30, 2011 and decided to discontinue such business and put the related assets and business up for sale.

We also often enter into strategic alliances with global education leaders as their exclusive distributor in China. Examples of these strategic alliances include our alliance with Becker Professional Education where we exclusively distribute Becker Professional Education’s CPA Review and CPA Final Review courses and related materials in China. More recently, we also entered two strategic alliances with AsknLearn Pte. Ltd., a subsidiary of Educomp Solutions (“Educomp”) and TStudy Co., Ltd. (“TStudy”) whereby we obtained the exclusive right to distribute their respective products. Under the agreement with Educomp, we obtained exclusive rights to distribute Educomp’s Smart Class®, Edulearn and Wizlearn products in China. Under the agreement with TStudy, we gained the exclusive distribution right for its proprietary digital educational products and software, including Symphony, TStudy Interactive Whiteboard, Dotnote and Tnote in China. Our ability to successfully identify, execute, integrate and manage new alliances and acquisitions can have a significant effect on our results of operations.

Description of Key Line Items

Net Revenues

We derive net revenues from the sale of online education services, books and reference materials, and other related products and services such as course production services, platform production services, magazine content production services, in-person accounting and healthcare professional training to accounting firms and public, offline primary and secondary school supplementary courses, business start-up training courses, and accounting and tax consulting services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	Year Ended September 30,
	2009		2010 (adjusted)		2011
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	22,279	74.0%	23,982	73.6%	30,788	74.1%
Books and reference materials	2,709	9.0%	3,939	12.1%	4,743	11.4%
Others	5,133	17.0%	4,658	14.3%	6,033	14.5%

Total net revenues	30,121	100.0%	32,579	100.0%	41,564	100.0%

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

We earn revenues from course fees paid by course participants enrolled in our online education courses. We recognize course fee payments as revenues pursuant to one of two types of revenue recognition models, the non-refundable course model and the refundable course model. The non-refundable course model represents our original revenue recognition model used for our courses since the start of our business, including for the three fiscal years ended September 30, 2009, 2010 and 2011. This revenue recognition model applies to most of our current courses. For online courses with exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period from the date on which the course participants enroll in the courses to the completion date of the relevant exam when we close access to the relevant online course materials except that we recognize part of our revenues of accounting continuing education when course participants complete the stipulated study hours and take the examinations. With respect to courses without exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period during which the courses are delivered to the participants.

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

We introduced our premium classes under the non-refundable course model in August 2008 for some of our most successful courses, such as courses for the accounting, legal and healthcare industries. Our premium class participants enjoy high-quality premium course-related support services similar to the elite class participants. However, premium course participants do not enjoy refund privileges. Instead, in general, if a participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course and pay only 50% of the course fees. The participant is given this 50% discount only once, therefore, if he or she fails the relevant course examination again and wishes to retake the premium course for the third time, there is no discount provided at that time. If a participant fails to pass the course examination for the examinations of American Institute of CPAs and certain healthcare courses, however, the course participant can retake the same courses free of charge for the following year if certain pre-agreed conditions are met.

To enroll in our courses, course participants may choose to purchase pre-paid study cards from our distributors or to pay us through bank remittance, postage, online payment using credit or debit cards via external payment networks or cash at our offices. We provide course participants with a one-week trial period, applicable to the foundation classes of most courses that we offer, commencing on the date course participants activate their subscription for the relevant course. If course participants decide within the one-week trial period that they no longer want to take the course, we will refund their course fees. The amount of one-week trial period course fee refunds was insignificant in the fiscal years ended September 30, 2009, 2010 and 2011. We begin to recognize revenues following the expiry of the one-week trial period.

To use the face value on a pre-paid study card, course participants must activate the card by using an access code and password to transfer the face value on the card to their personal online registered accounts and register for the desired courses. We first introduced pre-paid study cards in January 2003. Our study cards are sold with expiration dates, typically set at two to three years from the print date of the card. Proceeds from the expired study cards that have never been activated are recognized as revenues upon expiration of the cards. For the fiscal years ended September 30, 2009, 2010 and 2011, we recognized revenue before business tax and related surcharges in connection with expired pre-paid study cards of approximately $90,000, $90,000 and $103,000, respectively. Once course participants activate the pre-paid study cards, the face values of the cards are added to their personal registered accounts and are no longer subject to expiration. We, at times, offer volume discounts to our distributors for purchases over a specified amount of pre-paid cards during a specified period of time, generally one year. These discounts are provided to distributors in the form of additional study cards. The after-discount prices of the study cards paid by the distributors to us are recognized as deferred revenue. Deferred revenue is subsequently recognized as revenues upon provision of the future services according to the applicable revenue recognition policy discussed above.

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

Starting from the fiscal year ended September 30, 2009, we sold some of our books and reference materials together with study cards that can be used to enroll in particular online courses.

Others

We derive other net revenues from the provision of offline education services, course production services, platform production services, and others including magazine content production services, advertising services, and consulting services. Such sales arrangements, except for the business start-up training courses, are evidenced by individual sales agreements with customers. We do not charge course participants fees for attending our business start-up training courses. Instead, we receive subsidies from the relevant government authority, which are conditioned on our ability to meet government stipulated conditions under the subsidy policies. For more information, see “Item 4 Information on the Company — Business Overview — Business Start-up Training Courses”.

Cost of Sales

Our cost of sales consists of cost of services and cost of tangible goods sold. The following table shows our cost of sales, gross profit and gross margin for the periods indicated.

	For the Year Ended September 30,
	2009		2010 (adjusted)		2011
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net Revenues	30,121	100.0%	32,579	100.0%	41,564	100.0%
Cost of sales:
Cost of services	(12,834)	(42.6)%	(13,283)	(40.8)%	(16,840)	(40.5)%
Cost of tangible goods sold	(1,577)	(5.2)%	(2,070)	(6.3)%	(2,794)	(6.7)%

Total cost of sales	(14,411)	(47.8)%	(15,353)	(47.1)%	(19,634)	(47.2)%
Gross profit and gross margin[1]	15,710	52.2%	17,226	52.9%	21,930	52.8%

[1]	Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.

Cost of Services

Cost of services accounted for 42.6%, 40.8% (adjusted) and 40.5% of our net revenues in the fiscal years ended September 30, 2009, 2010 and 2011, respectively. Cost of services are mainly composed of salaries and related expenses for our tutors, course production technicians and other employees, fees paid to our course lecturers, rental and related expenses, server management and bandwidth leasing fees paid to third-party providers, and depreciation and amortization expenses. Our cost of services as a percentage of net revenues decreased in the fiscal year ended September 30, 2010 compared to the fiscal year ended September 30, 2009 as a result of slight decrease in server management and bandwidth leasing fees paid to third-party providers, share-based compensation expenses and tight control of our overall expenses. Our cost of services as a percentage of net revenues slightly decreased in the fiscal year ended September 30, 2011 as compared to the fiscal year ended September 30, 2010 as a result of relatively slower growth in salaries and related expenses, rental and related expenses, server management and bandwidth leasing fees paid to third-party providers, and share-based compensation expenses. Such slower growth was partially offset by the relatively higher growth in fees paid to our lecturers due to our expanded course offerings, more course production hours and higher hourly lecturer fees.

Historically, fees paid to lecturers to produce our courses constituted a large portion of our cost of services because we allocated significant resources to engage high-quality lecturers for our online courses and to increase the number of lecturers for our expanded course offerings. The number of lecturers actively producing online courses for us was 629, 370 and 325 in the fiscal years ended September 30, 2009, 2010 and 2011, respectively. The decrease in the number of lecturers actively producing online courses for us in the fiscal year ended September 30, 2010 compared to the fiscal year ended September 30, 2009 resulted primarily from the overall decrease of renewal of our course offerings. In the fiscal year ended September 30, 2011, the number of lecturers decreased compared to the fiscal year ended September 30, 2010 primarily due to the adjustment and maintenance of a more qualified pool of lecturers. Leveraging the online medium, we are also achieving greater economies of scale as we are able to continuously increase our numbers of course participants without having to increase the number of our lecturers, which is a distinct advantage we enjoy over traditional offline schools and educational programs that are limited by traditional teacher-student classroom ratios. As a result, our fees paid to lecturers as a percentage of our net revenues decreased in the fiscal year ended September 30, 2010, as compared to the fiscal year ended September 30, 2009. However, our fees paid to lecturers as a percentage of our net revenues increased in the fiscal year ended September 30, 2011 as compared to the fiscal year ended September 30, 2010, primarily as a result of increase in hourly lecturer fees for our existing online course offerings and expansion of in-person accounting and healthcare professional training to the public.

Our service-oriented approach is a critical component of our online education business model. Accordingly, our tutors and course production technicians also play an important role in our delivery of quality services. While our lecturers primarily conduct lectures through pre-recorded audio-visual media, our tutors play a more immediate frontline role in the provision of our course services. They answer questions from course participants by email or by telephone, usually within a 24-hour time period. Delivering this level of quality service and responsiveness requires us to continuously maintain a large, well-trained pool of tutors to keep pace with the growth in the numbers of course enrollments, and to allocate sufficient resources to retain the top performing tutors to maintain the overall high-quality of our tutoring services. The number of our tutors decreased from 224 (including 91 part-time tutors) as of September 30, 2009 to 189 (including 81 part-time tutors) as of September 30, 2010, and increased to 192 (including 68 part-time tutors) as of September 30, 2011. To ensure a high quality learning experience, we also allocate resources to retain course production technicians capable of creating high quality audio-video course materials and other interactive features of our online courses. The number of our course production technicians decreased from 86 as of September 30, 2009 to 78 as of September 30, 2010 and increased to 85 as of September 30, 2011.

Cost of Tangible Goods Sold

Book sales costs comprise the cost of purchasing from third parties books that we re-sell, as well as fees we pay to third-party book printing companies to produce our proprietary books and reference materials and other fees related to content creation for our books and reference materials.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and impairment of purchased call option.

Selling Expenses

Selling expenses accounted for 22.3%, 22.0% (adjusted) and 23.5% of our net revenues in the fiscal years ended September 30, 2009, 2010 and 2011, respectively. Our selling expenses consist primarily of advertising and promotion expenses, salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, freight and delivery expenses related to our books and reference materials, rental and related expenses of office facilities and other selling expenses. Our selling expenses comprised 22.3% of our net revenues in the fiscal year ended September 30, 2009 as we incurred significant share-based compensation expenses due to our share options granted in the fiscal year ended September 30, 2008, and repricing of our share options in the first quarter of the fiscal year ended September 30, 2009; incurred expenses relating to the acquired business start-up training business; higher salaries and welfare expenses as we added more personnel engaged primarily in customer service, and sales and marketing services; significant increase in advertising and promotional activities to promote our business and brand names; and significant increase in commissions paid to online agents due to an increase in the online sales of our courses. Our selling expenses as a percentage of net revenues decreased in 2010 due to a decrease in advertising and promotional activities as we exercised tight control of our overall expenses, partially offset by the higher salaries and welfare expenses in customer service and sales and marketing service and commissions paid to agents due to an increase in the sales of our courses. Our selling expenses increased to 23.5% of our net revenues in the fiscal year ended September 30, 2011 as a result of relatively higher growth in our advertising and promotional activities and commissions paid to agents due to an increase in the sales of our courses. Such higher growth was partially offset by the relatively lower growth in salaries and related expenses and share-based compensation expenses.

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

The aggregate amount of salaries paid to our sales and marketing staff was also significant as we significantly increased the number of our sales and marketing staff to promote our business.

General and Administrative Expenses

Our general and administrative expenses accounted for 24.7%, 32.4% (adjusted) and 29.4% of our net revenues in the fiscal years ended September 30, 2009, 2010 and 2011, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, professional fees, rental expenses, depreciation and amortization, and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office, communication and entertainment expenses. Our general and administrative expenses was 24.7% of our net revenues in the fiscal year ended September 30, 2009 as we incurred significant share-based compensation expenses due to our share options granted and restricted shares issued in the fiscal year ended September 30, 2008, our share options granted to five non-executive directors in the first quarter of the fiscal year ended September 30, 2009, and repricing of our share options in the first quarter of the fiscal year ended September 30, 2009; expenses relating to the acquired business start-up training business; increased headcount for business expansion; and additional expenses associated with being a U.S. public company. Our general and administrative expenses increased to 32.4% (adjusted) of our net revenues in the fiscal year ended September 30, 2010 as compared to the fiscal year ended September 30, 2009 as we incurred additional share-based compensation expenses arising from our share options granted in the first quarter of the fiscal year ended September 30, 2010; made a significant bad debts provision for certain accounts receivables that have been outstanding for more than 360 days with respect to the business start-up training business, accounting continuing education courses and ITAT contest; increased headcount for business expansion; and additional professional expenses associated with being a U.S. public company. Our general and administrative expenses decreased to 29.4% of our net revenues in the fiscal year ended September 30, 2011 as compared to the fiscal year ended September 30, 2010 due to relatively lower growth in salaries and related expenses; decreased bad debts provision from $2.2 million in the fiscal year ended September 30, 2010 to $1.2 million in the fiscal year ended September 30, 2011. This slower growth was partially offset by the relatively significant growth in share-based compensation expenses arising from re-pricing and acceleration of the vesting of our share options granted under the Prior Plan in the fourth quarter of the fiscal year ended September 30, 2011. We expect that in connection with the expansion of our business, our general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs.

Share-based Compensation Expenses

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009, our 2008 Performance Incentive Plan, or the New Plan. An aggregate of 11,652,556 ordinary shares have been reserved for issuance under the Prior Plan. In addition, an aggregate of 11,267,992 ordinary shares have been reserved for issuance under the New Plan as of September 30, 2011. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plans.” As of September 30, 2009, 2010 and 2011, there are outstanding options to purchase a total of 10,836,708, 11,620,104 and 12,488,012 ordinary shares, respectively, and as a result, we recorded share-based compensation expenses in the corresponding periods in connection with the options granted. In the fiscal years ended September 30, 2009 and 2011, we also recorded share-based compensation expenses in connection with restricted shares awarded to non-executive directors. In addition to re-pricing of all outstanding share options under the Prior Plan on December 2, 2008, we further reduced the exercise price of 8,066,700 and 1,398,300 outstanding share options under the Prior Plan from $0.82 per share to $0.615, which equaled the closing price of our ADSs on NYSE at the close of trading on September 27, 2011, and zero per share, respectively. Furthermore, the re-priced options had been accelerated to be fully vested on the same day. As a result, we further recorded incremental share-based compensation expenses in the fiscal year ended September 30, 2011. The amounts of these share-based compensation expenses are set forth below:

	For the Years Ended September 30,
	2009	2010	2011
	$	$	$
	(in thousands)

Share-based compensation expenses:
Restricted shares awarded to non-executive directors	16	—	104
Options granted to employees, non-employees and non-executive directors	3,904	4,387	5,920

As of September 30, 2009, 2010 and 2011, the unamortized compensation expenses in connection with our outstanding options were $9.3 million, $7.8 million and $0.7 million, respectively.

Impairment of goodwill, intangible assets and purchased call option

Zhengbao Yucai, which operates the business of start-up training services we acquired in March 2009, incurred net losses for the fiscal years of 2009 and 2010. In addition, in late 2009, we noted that Mr. Liang Ma, Yinglun Yucai, a company owned by Mr. Liang Ma, and Global Education Consortium Group Co., Limited, a company owned by Mr. Liang Ma’s wife, were engaged in competing businesses which is prohibited under the purchase agreement. As a result, we filed an arbitration application in January 2010 with the China International Economic and Trade Arbitration Commission, or CIETAC, against Mr. Liang Ma and the other related parties. Under these circumstances, we performed impairment tests for the goodwill, other intangible assets and the purchased call options acquired with the acquisition of the start-up training business as of September 30, 2010. Based on the impairment tests, there was no impairment of goodwill and other intangible assets as the start-up training business is expected to be profitable in the future. However, the option to acquire 49% equity interest of a company owned by Yinglun Yucai was fully impaired by US$0.03 million and the option to acquire 30% equity interest in Zhengbao Yucai was impaired by US$0.13 million. In June 2011, CIETAC, ruled, among other things, that Mr. Liang Ma shall surrender his 40% ownership interest in Zhengbao Yucai to us for no consideration. As a result, the option to acquire additional equity interest in Zhengbao Yucai of $1.1 million was fully impaired in the fiscal year ended September 30, 2011. For more information on the arbitration, please see “Item 8. Financial Information — Legal Proceedings.” In September 2011, in conjunction with the discontinuance of operations of Champion Xinlixiang, we recorded an impairment loss of US$2.1 million to write down the related carrying amounts of its assets to their fair values less cost to sell. Please see “—Loss from discontinued operations” for more information.

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

CDEL Hong Kong was incorporated in Hong Kong and does not conduct any substantive operations of its own. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2009, 2010 and 2011. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by CDEL Hong Kong to us.

In February 2010, PENCIL was incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as PENCIL has no assessable profits in Hong Kong in the fiscal years ended September 30, 2010 and 2011. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by PENCIL to us through CDEL Hong Kong.

Enterprise Income Tax

The current and deferred components of the income tax expense/(benefit) appearing in our consolidated statements of operations are as follows:

	Years ended September 30,
	2009	2010 (adjusted)	2011
	$	$	$
	(in thousands)
Current tax expense	148	1,044	1,948
Deferred tax (expense)/benefit	1,330	(469)	(977)

	1,478	575	971

Champion Technology and Beijing Champion obtained tax preferential treatments as “high and new technology enterprises” or enjoyed a term tax holiday under New EIT Law that resulted in lower tax rates. Champion Technology is subject to the tax rate of 7.5% for 2009 and 15% for 2010 and 2011. Beijing Champion is subject to the tax rate of 15% from 2009 through 2011. Our other PRC entities are subject to standard income tax rate of 25% for 2009, 2010 and 2011. See “Risk Factors— General Risks Relating to Conducting Business in China — The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.”

Our aggregated undistributed earnings of our subsidiaries located in the PRC that are available for distribution at September 30, 2011 are considered to be retained and indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within our group that is outside the PRC.

Under the Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on August 3, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including residence status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determination criteria set forth in Circular 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented with respect to such enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See “Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise’, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Business Tax and Related Surcharges

We are subject to approximately 3.3% business tax and related surcharges on the revenues earned from provision of online education services, which are recognized net of all business tax and related surcharges. Our other services related revenues are subject to 3.3% to 5.5% business tax and related surcharges, which are also recognized net of all business tax and related surcharges. Such business tax and related surcharges net against revenues for the years ended September 30, 2009, 2010 and 2011 are approximately $1.0 million, $1.1 million and $1.3 million, respectively. In addition, we are subject to 5% (or 5.5% after December 1, 2010) business tax and related surcharges on service fee received by Champion Technology and Champion Education Technology from Beijing Champion, which tax and surcharges are included in the cost of services.

Value Added Tax

In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is calculated based on the sales value of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. VAT related to our books and reference materials sales amounted to approximately $0.4 million, $0.5 million and $0.6 million for the fiscal years ended September 30, 2009, 2010 and 2011, respectively. We are required to remit the VAT we collected to the tax authority, but may deduct the VAT we have paid on eligible purchases. To the extent that we paid more VAT than collected, the difference represents the net VAT recoverable balance at the balance sheet date. As of September 30, 2010 and 2011, there was no such VAT recoverable balance in our consolidated financial statements.

Loss from discontinued operations

Champion Xinlixiang, which operated our Gaokao retake preparation and high-school supplementary tutoring business that we acquired in September 2009 from Mr. Junnan Ye and Mr. Xiujie Hu, incurred significant operating loss in the fiscal year ended September 30, 2011. As a result, we decided to discontinue such business and put the related assets and business up for sale. Prior year financial statements for the fiscal years of 2009 and 2010 have been adjusted to present the operations of Champion Xinlixiang as a discontinued operation.

The goodwill and non-compete agreement related to Champion Xinlixiang were impaired by $1.4 million and $0.3 million, respectively, for the fiscal year ended September 30, 2010. In the fiscal year ended September 30, 2011, the related goodwill, property, plant and equipment, and non-compete agreement were further written down by $0.8 million, $1.0 million and $0.3 million, respectively, to write down the related carrying amounts to their fair values less cost to sell. The revenue and pretax loss from the discontinued operations included in our consolidated statement of operations were $2.2 million and $2.2 million, respectively, for the year ended September 30, 2010 and $1.8 million and $3.4 million, respectively, for the year ended September 30, 2011.

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

Online education services. We generate most of our revenues from online education services provided to course participants pursuant to two types of revenue models — a non-refundable course model and a refundable course model.

For online courses using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period from the customers’ enrollment in the courses to the end of courses. For online courses using the refundable course model, if the customers complete the courses and fail the professional exams and their scores are within a range provided for in the agreement, we offer the customers either a full refund or the right to retake the course. The customers must notify us within a 15-day period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. The proceeds from the refundable course model are initially recorded as “refundable fees”. We recognize such revenues upon the expiration of the customers’ right to either receive a refund or ratably over the course period if the customers decide to retake the course before the expiration of such right.

Customers enroll for online courses mainly through the use of prepaid study cards which are purchased from distributors. We sell to our distributors prepaid study cards at a discount to the face value of the cards. We recognize the after-discount-selling-price as revenue over the period the online course is available to the customer, which generally is from the enrollment date to the completion of the relevant professional examination date. For prepaid study cards that are not activated for course enrollment, we recognize revenues upon expiration of the cards. Prepaid study cards that have been activated but have not been used to enroll online courses do not have an expiry date and, therefore, the related revenues will be deferred until they are used to enroll in online courses. Customers who enroll with us directly are eligible to a refund within a seven-day trial period. Accordingly, revenue recognition would not start prior to the lapse of the seven-day trial period.

We may, at times, offer volume discounts to our distributors for purchases over a specified amount of prepaid cards during a specified period of time, generally one year. Because we cannot reasonably estimate the amount of future rebates relating to these volume discounts, we record a deferred revenue balance for the maximum potential amount of volume discount. If the number of purchases specified in the volume discount provisions is not reached upon the expiry of the volume discount period, we then recognize the deferred revenue relating to such volume discount for each study card as revenue over the remaining period that the online course is available to the user who enrolls using the study card or immediately if the related online course has been completed. Additionally, we recognize proceeds allocated to the rebate study cards that have never been activated for course enrollment as revenues upon expiration of the cards.

Books and reference materials. We sell books and reference materials to end users directly or through distributors. Revenues relating to such sales are deferred until cash is collected. Inventory costs of products delivered to distributors for which revenues have been deferred are presented as “deferred costs” on the consolidated balance sheets.

We also sell books and reference materials together with study cards which allow the customers to take a certain number of on-line courses for no additional charge. These sales are considered arrangements with two deliverables, consisting of the delivery of books and reference material and the on-line courses service.

In October 2009, the FASB published FASB ASU 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available (“VSOE”); (b) third-party evidence (“TPE”) if vendor-specific objective is not available; or (c) estimated selling price (“ESP”) if neither vendor-specific objective evidence nor third-party evidence is available. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted.

We prospectively adopted ASU 2009-13 to revenue arrangements containing multiple deliverables that were entered into on or after October 1, 2010. As neither VSOE nor TPE of the deliverables exist due to the significant variability in the prices charged, we allocate revenues to each deliverable based on their relative selling prices. When ESP is used, we determine the best estimate of selling price by applying the same pricing policies and methodologies that would be used to determine the price to sell the deliverable on a standalone basis. We recognize revenues of book and material sales when cash is collected and revenues of the study card over the subscription period the online course is available to end users who enroll using the study cards or upon expiration of the study cards. Prior to the adoption of this new guidance, we concluded that sales of books and reference material in these multiple-element arrangements cannot be accounted for as a separate accounting unit due to a lack of VSOE of the undelivered on-line courses, and accordingly we recognize the entire revenue over the subscription period that the online course is available to end users who enroll using the study cards or upon expiration of the study cards.

The adoption of ASU 2009-13 did not have a significant effect on our consolidated financial position or results of operations.

Others. We derive other revenue from provision of offline education services, courseware production services, platform production services, and others.

We recognize revenues from offline training when the training courses are provided. For offline training sponsored by government authorities, the tuition fees of the training participants are subsidized by the government. We are not able to determine the enrollment and fees to be earned until such figures are confirmed by government agencies after the completion of services. Therefore, we recognize revenues from such services upon cash receipt or the receipt of confirmation from government authorities, whichever is earlier.

We recognize revenues from sales of courseware or platforms, which are designed and developed pursuant to the requests from customers, when the courseware or platforms are accepted by the customers. We have no significant remaining obligation with respect to the courseware or platforms upon the acceptance of the customers.

From time to time, we also enter into arrangement to provide the development and maintenance of online platforms to our customers. The on-line platforms enable customers to sell products through our website. After the development of online platforms, we provide support and maintenance services, which encompass bug fixes and general technical support but do not include upgrades or increased functionality of the online platform, for a period of time for no additional charge. The development of online platform and the support and maintenance services have never been sold separately and they do not have standalone value to the customers. Accordingly, we account for such arrangement as a single unit of accounting and recognize revenues ratably over the support and maintenance services period.

We recognize revenues from other services, including magazine content production, advertising and consulting services, over the period when such services are provided.

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

We performed the impairment tests for intangible assets acquired with the acquisitions of Zhengbao Yucai and Champion Xinlixiang as of September 30, 2010 because both entities performed below expectations. We also performed the impairment tests for property, plant and equipment and intangible assets acquired with the acquisition of Champion Xinlixiang as of September 30, 2011 as we decided to discontinue the related business. For purposes of the recognition and measurement of an impairment loss of property, plant and equipment, and intangible assets, the reporting unit, as noted below, is considered the lowest level asset group that generates identifiable independent cash flows. Because the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of the business start-up training service exceeded its carrying amount, no impairment of intangible assets of Zhengbao Yucai was identified as of September 30, 2010. However, the non-compete agreement relating to Champion Xinlixiang was impaired by US$0.3 million. As of September 30, 2011, the property, plant and equipment, and non-compete agreement relating to Champion Xinlixiang was further impaired by $1.0 million and $0.3 million, respectively. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of any impairment charge and the related depreciation and amortization charges.

Goodwill

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. We perform our goodwill impairment test on September 30th of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. As of September 30, 2011, we had three reporting units: online education service, business start-up training service and Gaokao retake business. We are in the process of disposing Gaokao retake business, please see “— Description of Key Line Items — Loss from discontinued operations” for more information.

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

The following table sets forth the details of goodwill impairment test as of September 30, 2011:

	Online education service	Business start-up training service	Gaokao retake preparation and high-school supplementary tutoring business – discontinued operation	Total
	(in thousands of $)
Estimated fair value	83,215	3,297	641	87,153
Carrying value net	28,215	2,771	1,207	32,193
Percentage by which the fair value exceed or below the carrying value	194.9%	19.0%	(46.9)%

The estimated fair value of goodwill allocated to the reporting unit	*	*	0

The carrying value of goodwill	5,642	1,761	764	8,167

Foreign currency adjustment	*	*	(6)	(6)
Goodwill impairment loss	*	*	(758)	(758)

*	The second step of goodwill impairment test was not performed for the reporting units of online education service and business start-up training service.

In determining the fair values of our reporting units as of September 30, 2011, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 15% - 33.5% and a terminal value growth rate at 3%. Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of September 30, 2011, an impairment loss of US$0.8 million was recorded for the goodwill related to Gaokao retake preparation and high-school supplementary tutoring business and no impairment of goodwill was identified for the reporting units of online education service and business start-up training service.

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

Effective October 1, 2007, we adopted the recognition and measurement methods under the authoritative interpretation regarding the accounting and disclosure for uncertainty in tax positions. The guidance requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Based on this assessment, as of September 30, 2009, 2010 and 2011, respectively, we have recognized an approximately $0.2 million, $0.2 million and $0.2 million accrual for unrecognized tax benefits which is included in the account of “accrued expenses and other liabilities”. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. We recognize, if any, interest related to unrecognized tax benefit in interest expense and penalties in other expenses. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

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

Share-based Compensation Expenses

In the fiscal years ended September 30, 2009, 2010 and 2011, we granted to our non-executive directors and employees share-based compensation awards subject to various graded vesting under the New Plan. In addition to re-pricing all outstanding share options under the Prior Plan on December 2, 2008, we further reduced the exercise price of 8,066,700 and 1,398,300 outstanding share options under the Prior Plan from $0.82 per share to $0.615, which equaled the closing price of our ADSs on NYSE on September 27, 2011, and zero per share, respectively. Furthermore, the re-priced options had been accelerated to be fully vested on the same day.

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

In addition, the total incremental compensation expense resulting from the modifications of the exercise price and vesting period of all outstanding share options under the Prior Plan is recognized over the remaining requisite service period for such employees and non-employees, respectively.

We estimated the fair value of each option award granted to employees, and non-employees under the Prior Plan using the Black-Scholes Option Pricing Model. We also estimated the fair value of each option award granted to non-executive directors and employees under the New Plan using the Black-Scholes Option Pricing Model. The volatility assumption was estimated based on the price volatility of the shares of education companies that are publicly traded on securities markets in the United States and selected by us as guideline companies because we did not have sufficient historical data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the options. The expected term was estimated based on the vesting, contractual terms and our expectation of exercise behavior of the option grantees. The risk-free rate was based on the market yield of China Sovereign Bonds denominated in US$ with maturity terms equal to the expected term of the option awards. Prior to the completion of initial public offering in July 2008, when estimating the fair value of the ordinary shares on the grant date, we considered a number of factors, including our financial condition, financial and operating prospects with reference to our equity transactions at that time. After our initial public offering, the closing market price of our ordinary shares on the grant date or measurement date was used as the fair value of our ordinary shares on that date.

We estimated forfeitures at the time of grant based on our historical experiences and record share-based compensation expenses only for those awards that are expected to vest. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for non-financial assets – the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of non-financial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk – the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure – the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s stockholders’ equity – the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements –the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i) For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii) The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We do not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both cases, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement entitled “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update.” This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income, consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We do not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

In December 2011, the FASB issued an authoritative pronouncement related to Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We do not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In December 2011, the FASB has issued an authoritative pronouncement entitled “Disclosures about Offsetting Assets and Liabilities.” The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended September 30,
	2009 (adjusted)(1)		2010(adjusted)(1)		2011(1)
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	22,279	74.0%	23,982	73.6%	30,788	74.1%
Books and reference materials	2,709	9.0%	3,939	12.1%	4,743	11.4%
Others	5,133	17.0%	4,658	14.3%	6,033	14.5%

Total net revenues	30,121	100.0%	32,579	100.0%	41,564	100.0%
Cost of sales:
Cost of services	(12,834)	(42.6)%	(13,283)	(40.8)%	(16,840)	(40.5)%
Cost of tangible goods sold	(1,577)	(5.2)%	(2,070)	(6.3)%	(2,794)	(6.7)%

Total cost of sales	(14,411)	(47.8)%	(15,353)	(47.1)%	(19,634)	(47.2)%

Gross profit	15,710	52.2%	17,226	52.9%	21,930	52.8%
Operating expenses:
Selling expenses	(6,722)	(22.3)%	(7,176)	(22.0)%	(9,771)	(23.5)%
General and administrative expenses	(7,432)	(24.7)%	(10,535)	(32.4)%	(12,221)	(29.4)%
Impairment of purchased call options	—	—%	(162)	(0.5)%	(1,115)	(2.7)%

Total operating expenses	(14,154)	(47.0)%	(17,873)	(54.9)%	(23,107)	(55.6)%
Other operating income	292	0.9%	74	0.2%	603	1.5%

Operating (loss) income	1,848	6.1%	(573)	(1.8)%	(574)	(1.3)%
Interest income	740	2.5%	458	1.4%	883	2.1%
Exchange loss	(6)	(0.0)%	(66)	(0.2)%	(143)	(0.3)%

Income (loss) before income taxes	2,582	8.6%	(181)	(0.6)%	166	0.5%
Less: Income tax expense	(1,478)	(4.9)%	(575)	(1.8)%	(971)	(2.3)%

Net (loss) income from continuing operations	1,104	3.7%	(756)	(2.4)%	(805)	(1.8)%
Net loss of continuing operations attributable to noncontrolling interest	82	0.2%	911	2.8%	303	0.7%

Net (loss) income from continuing operations attributable to China Distance Education Holdings Limited	1,186	3.9%	155	0.4%	(502)	(1.1)%
Net (loss) income from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	2	0.0%	(2,053)	(6.2)%	(3,300)	(8.0)%

Net (loss) income attributable to China Distance Education Holdings Limited	1,188	3.9%	(1,898)	(5.8)%	(3,802)	(9.1)%

(1)	The selected consolidated statements of operations data for the fiscal years ended September 30, 2009, 2010 and 2011 have reflected the adoption of ASC Topic 810-10-65. In addition, the selected consolidated statements of operations data for the fiscal years ended September 30, 2009 and 2010 have been retrospective adjusted to reflect the effect of the discontinued operations, where applicable.

Fiscal Year Ended September 30, 2011 Compared to Fiscal Year Ended September 30, 2010

Net Revenues

Our total net revenues increased by 27.6% to $41.6 million in the fiscal year ended September 30, 2011 from $32.6 million (adjusted) in the fiscal year ended September 30, 2010, as a result of growth in sales of our online education services, books and reference materials, and other products and services.

Online education services. Net revenues from our online education services increased by 28.4% to $30.8 million in the fiscal year ended September 30, 2011 from $24.0 million in the fiscal year ended September 30, 2010. This increase was primarily due to overall growth in the total number of our online course enrollments to 1,578,000 in the fiscal year ended September 30, 2011 from over 1,211,000 in the fiscal year ended September 30, 2010. Our accounting courses continued to account for the majority of our course enrollments with a total enrollment of approximately 1,320,000 in the fiscal year ended September 30, 2011 while enrollments in our self-taught study process monitoring programs for self-taught learners and our healthcare and construction engineering courses also increased. Of this revenue increase, our Accounting Professional Qualification Examination courses, CPA Qualification Examination courses , Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations courses, courses to self-taught learners, construction engineering courses, and healthcare courses generated revenues of approximately $1.3 million, $5.0 million, $7.8 million, $1.2 million, $1.9 million, and $4.6 million, respectively, in the fiscal year ended September 30, 2011. Our revenue growth rate in the fiscal year ended September 30, 2011 was partially impacted by the overall decrease in enrollment of our CPA Qualification Examination courses, and Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations courses from approximately 120,000 and 216,000 in the fiscal year ended September 30, 2010 to approximately 111,000 and 193,000, respectively in the fiscal year ended September 30, 2011.

Books and reference materials. Net revenues from our sales of books and reference materials increased by 20.4% to $4.7 million in the fiscal year ended September 30, 2011 from $3.9 million in the fiscal year ended September 30, 2010. The increase in our books and reference materials revenues was due primarily to an overall increase in books and reference materials sales.

Others. Our other net revenues increased to $6.0 million in the fiscal year ended September 30, 2011 from $4.7 million (adjusted) in the fiscal year ended September 30, 2010, primarily due to revenues generated from business start-up training courses and primary and secondary school supplementary courses. Our other revenue growth rate in the fiscal year ended September 30, 2011 was partially impacted by the decrease in revenues of our platform production services, course production services, and information technology related services. Other revenues also included sales of magazine content production services, tax and accounting related services through our www.chinaacc.com website, in-person accounting and healthcare professional training to accounting firms and the general public, and, to a lesser extent, other value-added services offered through our websites.

Gross Profit

Our gross profit increased by 27.3% to $21.9 million in the fiscal year ended September 30, 2011 from $17.2 million (adjusted) in the fiscal year ended September 30, 2010. Our gross margin decreased slightly to 52.8% in the fiscal year ended September 30, 2011 from 52.9% (adjusted) in the fiscal year ended September 30, 2010. The decrease in gross margin was primarily driven by the relatively significant growth in fees paid to our lecturers due to our expanded course offerings, increase in hourly lecturer fees for existing online course offerings and expansion of in-person accounting and healthcare professional training to the public. The impact was partially offset by relative low growth in salaries and related expenses, rental and related expenses, server management and bandwidth leasing fees paid to third-party providers, share-based compensation expenses, and revenue increase in our product mix of the higher margin books and reference materials.

Operating Expenses

Our operating expenses increased by 29.3% to $23.1 million in the fiscal year ended September 30, 2011 from $17.9 million (adjusted) in the fiscal year ended September 30, 2010, primarily as a result of additional share-based compensation expenses arising from the re-pricing and acceleration of the vesting of our share options granted under the Prior Plan in the fourth quarter of the fiscal year ended September 30, 2011, impairment of purchased call option acquired with the acquisition of Zhengbao Yucai, significant increase in advertising and promotional activities, and significant increase in commissions paid to agents. Such increase was partially offset by the relatively slower growth in overall salaries and related expenses and decreased bad debts provision.

Selling expenses. Our selling expenses increased by 36.2% to $9.8 million in the fiscal year ended September 30, 2011 from $7.2 million (adjusted) in the fiscal year ended September 30, 2010. This increase resulted primarily from significant increase in advertising and promotional activities to promote our business and brand names, significant increase in commissions paid to agents due to an increase in the sales of our courses, and higher salaries and welfare expenses in sales and marketing service as we significantly increased our sales and marketing staff to promote our business.

General and administrative expenses. Our general and administrative expenses increased by 16.0% to $12.2 million in the fiscal year ended September 30, 2011 from $10.5 million (adjusted) in the fiscal year ended September 30, 2010. This increase was primarily due to $3.3 million of share-based compensation expenses we incurred in the fiscal year ended September 30, 2011. This was offset by the decrease in bad debts provision made for certain accounts receivables that have been outstanding for more than 360 days from $2.2 million in the fiscal year ended September 30, 2010 to $1.2 million in the fiscal year ended September 30, 2011. Our administrative staff salaries and related expenses increased to $2.9 million. Our professional fees increased to $2.2 million. Some of our other components of general and administrative expenses also increased due to the expansion of our business.

Impairment of purchased call option. Zhengbao Yucai, which operates the business of start-up training services that we acquired in March 2009, incurred net losses for the fiscal years of 2009 and 2010. In addition, in late 2009, we noted that Mr. Liang Ma, Yinglun Yucai, a company owned by Mr. Liang Ma, and Global Education Consortium Group Co., Limited, a company owned by Mr. Liang Ma’s wife, engaged in competing businesses, which is prohibited under the purchase agreement. As a result, we filed an arbitration application in January 2010 with the China International Economic and Trade Arbitration Commission, or CIETAC, against Mr. Liang Ma and the other related parties. In June 2011, CIETAC, ruled, among other things, that Mr. Liang Ma shall surrender his 40% ownership interest in Zhengbao Yucai to us for no consideration. As a result, the option to acquire additional equity interest in Zhengbao Yucai of $1.1 million was fully impaired in the fiscal year ended September 30, 2011. For more information about the arbitration, please see “Item 8. Financial Information-Legal Proceedings.”

Other Operating Income

In the fiscal year ended September 30, 2011, we had other operating income of $0.6 million which mainly was compensation we received from Mr. Liang Ma under the arbitral awards from CIETAC in June 2011. In the fiscal year ended September 30, 2010, we had other operating income of $0.07 million which was a one-time subsidy we received from the Beijing Haidian District Bureau of Finance for one of our trademarks being recognized as a renowned trademark.

Income taxes

Income tax expense for the fiscal year ended September 30, 2011 was $1.0 million, compared with an income tax expense of $0.6 million (adjusted) in the fiscal year ended September 30, 2010. The change in income tax expense was mainly due to the increase of taxable income generated from PRC in fiscal year 2011 compared with fiscal year 2010.

Loss from discontinued operations

Champion Xinlixiang, which operated our Gaokao retake preparation and high-school supplementary tutoring business that we acquired in September 2009 from Mr. Junnan Ye and Mr. Xiujie Hu, incurred significant operating loss in the fiscal year ended September 30, 2011. As a result, we decided to discontinue such business and put the related assets and business up for sale.

In conjunction with the planned discontinuance of operations and to write down the related carrying amounts to their fair values less cost to sell, the goodwill, property, plant and equipment, and non-compete agreement relating to Champion Xinlixiang were impaired by $0.8 million, $1.0 million and $0.3 million, respectively, for the fiscal year ended September 30, 2011, as compared to $1.4 million, nil and $0.3 million, respectively, for the fiscal year ended September 30, 2010.

The revenue and pre-tax loss from the discontinued operations included in our consolidated statement of operations were $1.8 million and $3.4 million, respectively, for the year ended September 30, 2011, as compared to $2.2 million and $2.2 million, respectively, for the year ended September 30, 2010.

Net Loss

As a result of the above factors, we incurred a net loss of $3.8 million in the fiscal year ended September 30, 2011, compared to a net loss of $1.9 million in the fiscal year ended September 30, 2010.

Fiscal Year Ended September 30, 2010 Compared to Fiscal Year Ended September 30, 2009

Net Revenues

Our total net revenues increased by 8.2% (adjusted) to $32.6 million(adjusted) in the fiscal year ended September 30, 2010 from $30.1 million in the fiscal year ended September 30, 2009, as a result of growth in sales of our online education services, and books and reference materials.

Online education services. Net revenues from our online education services increased by 7.6% to $24.0 million in the fiscal year ended September 30, 2010 from $22.3 million in the fiscal year ended September 30, 2009. This increase was primarily due to overall growth in the total number of our online course enrollments to 1,211,000 in the fiscal year ended September 30, 2010 from over 1,071,000 in the fiscal year ended September 30, 2009. Our accounting courses continued to account for the majority of our course enrollments with a total enrollment of 970,000 in the fiscal year ended September 30, 2010 while enrollments in our self-taught study process monitoring programs for self-taught learners and our healthcare and construction engineering courses, also increased. Of this revenue increase, approximately $1.2 million, $3.0 million, $3.2 million, and $6.4 million were generated from our construction engineering courses, accounting continuing education courses, healthcare courses, and regular and premium classes for Accounting Professional Qualification Examination, respectively. Our revenue growth rate in the fiscal year ended September 30, 2010 was partially impacted by the business adjustment of our information technology courses in the fourth quarter ended September 30, 2010. After conducting a cost benefit analysis, we ceased to provide online training courses for information technology contests. In addition, we also experienced overall decrease in enrollments and revenues of our CPA Qualification Examination courses from 131,000 and $5.6 million, respectively, in the fiscal year ended September 30, 2009 to 120,000 and $4.4 million, respectively, in the fiscal year ended September 30, 2010.

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

Others. Our other net revenues decreased to $4.7 million (adjusted) in the fiscal year ended September 30, 2010 from $5.1 million in the fiscal year ended September 30, 2009, primarily due to minimal revenue recorded from our business start-up training courses as we temporarily cut back the business in early fiscal year 2010 for business and management team adjustment and gradually resumed delivering the training courses after April 2010. The decrease was partially offset by revenues generated from our offline information technology courses and related services, and course production services. Other revenues also included sales of our platform production services, magazine content production services, tax and accounting related services through our www.chinaacc.com website, in-person professional training for accounting firms, and, to a lesser extent, other value-added services offered through our websites.

Gross Profit

Our gross profit increased by 9.6% (adjusted) to $17.2 million (adjusted) in the fiscal year ended September 30, 2010 from $15.7 million in the fiscal year ended September 30, 2009. Our gross margin increased slightly to 52.9% (adjusted) in the fiscal year ended September 30, 2010 from 52.2% in the fiscal year ended September 30, 2009.

Operating Expenses

Our operating expenses increased by 26.3% (adjusted) to $17.9 million (adjusted) in the fiscal year ended September 30, 2010 from $14.2 million in the fiscal year ended September 30, 2009, primarily as a result of additional share-based compensation expenses arising from our share options granted in the first quarter of the fiscal year ended September 30, 2010; impairment of purchased call option acquired with the acquisition of Zhengbao Yucai; significant bad debts provision; increase in commissions paid to agents; increased salary and welfare expenses for business expansion; and additional professional expenses associated with being a U.S. public company. Such increase was partially offset by the significant decrease in advertising and promotional activities as we exercised tight control of our overall expenses.

Selling expenses. Our selling expenses increased by 6.8% (adjusted) to $7.2 million (adjusted) in the fiscal year ended September 30, 2010 from $6.7 million in the fiscal year ended September 30, 2009. This increase resulted primarily from higher salaries and welfare expenses in customer service, and sales and marketing services as we maintained the number of staff at a high level to provide better service to our course participants and other customers, and to promote our business; increase in commissions paid to agents due to an increase in the sales of our courses. Such increase was partially offset by the significant decrease in advertising and promotional activities as we exercised tight control of our overall expenses.

General and administrative expenses. Our general and administrative expenses increased by 41.8% (adjusted) to $10.5 million (adjusted) in the fiscal year ended September 30, 2010 from $7.4 million in the fiscal year ended September 30, 2009. This increase was primarily due to $2.0 million share-based compensation expenses we incurred in the fiscal year ended September 30, 2010; after an assessment of specific evidence indicating doubtful collection, $2.2 million bad debts provision was made for certain accounts receivables that have been outstanding for more than 360 days with respect to the business start-up training business, accounting continuing education courses and ITAT contest; increased headcount for business expansion, and additional professional expenses associated with being a U.S. public company. Our administrative staff salaries and related expenses increased to $2.6 million (adjusted). Our professional fees increased to $1.4 million. Most of our other components of general and administrative expenses also increased due to the expansion of our business.

Impairment of goodwill, intangible assets and purchased call options. Zhengbao Yucai, which operates the business of start-up training services we acquired in March 2009, incurred net losses for the fiscal years of 2009 and 2010. In addition, in late 2009, we noted that Mr. Liang Ma, Yinglun Yucai, a company owned by Mr. Liang Ma, and Global Education Consortium Group Co., Limited, a company owned by Mr. Liang Ma’s wife engaged in competing businesses which is prohibited under the purchase agreement. As a result, we filed an arbitration application in January 2010 with the China International Economic and Trade Arbitration Commission against Mr. Liang Ma and the other related parties. For more information about the arbitration, please see “Item 8. Financial Information-Legal Proceedings.” Under these circumstances, we performed impairment tests for the goodwill, other intangible assets and the purchased call options acquired with the acquisition of the start-up training business as of September 30, 2010. Based on the impairment tests, there was no impairment of goodwill and other intangible assets as the business start-up training business is expected to be profitable in the future. However, the option to acquire 49% equity interest of a company owned by Yinglun Yucai was fully impaired by $0.03 million and the option to acquire 30% equity interest in Zhengbao Yucai was impaired by $0.13 million. The option to acquire additional equity interest in Zhengbao Yucai was not fully impaired as of September 30, 2010 because it was possible at that time that we would exercise the option considering the prospect of the business start-up training business.

Other Operating Income

In the fiscal year ended September 30, 2010, we had other operating income of $0.07 million which was a one-time subsidy we received from the Beijing Haidian District Bureau of Finance for one of our trademarks being recognized as a renowned trademark. In the fiscal year ended September 30, 2009, we had other operating income of $0.3 million, which was a one-time subsidy of listing expenses we received from the Management Committee of Zhongguancun Technology Park.

Income taxes

Income tax expense for the fiscal year ended September 30, 2010 was $0.6 million (adjusted), compared with an income tax expense of $1.5 million in the fiscal year ended September 30, 2009.

Loss from discontinued operations

Champion Xinlixiang, which operates the Gaokao retake preparation and high-school supplementary tutoring business that we acquired in September 2009 from Mr. Junnan Ye and Mr. Xiujie Hu, incurred significant operating loss in the fiscal year ended September 30, 2011. As a result, we decided to discontinue such business and put the related assets and business up for sale.

Based on the impairment tests performed as of September 30, 2010, the related goodwill, non-compete agreement and option to purchase the remaining 40% equity interest in Champion Xinlixiang were impaired by $1.4 million, $0.3 million, and $0.5 million, respectively, for the fiscal year ended September 30, 2010. The revenue and pre-tax loss from the discontinued operations included in our consolidated statement of operations were $2.2 million and $2.2 million, respectively, for the year ended September 30, 2010.

Net Loss

As a result of the above factors, we incurred a net loss of $1.9 million in the fiscal year ended September 30, 2010, compared to a net income of $1.2 million in the fiscal year ended September 30, 2009.

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through internally generated cash and bank loans. As of September 30, 2009, 2010 and 2011, we had approximately $55.1 million (adjusted), $60.2 million (adjusted) and $60.3 million in cash and cash equivalents, including bank term deposits and restricted cash, respectively. As of September 30, 2011, our cash and cash equivalents of $49.7 million primarily consisted of cash on hand, bank deposits, and AAA rated money market funds which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. We intend to finance our future working capital requirements and capital expenditures from net cash generated from operating activities and existing cash and cash equivalents. In the opinion of the Company, our working capital is sufficient for our present requirements.

On November 20, 2008, we announced the adoption by our board of directors of a share repurchase program. The program authorized us to repurchase up to $10 million worth of our issued and outstanding ADSs from time to time in open market transactions on the NYSE (or NYSE Arca, prior to February 4, 2009). We implemented this share repurchase program over the 12 months starting from November 20, 2008, in a manner consistent with market conditions and the interest of our shareholders. Our board decided to extend the share repurchase program for 12 months in November 2009 and November 2010, respectively, and it was scheduled to end on November 19, 2011. During the extension period from November 20, 2010 to November 19, 2011, we were authorized to repurchase up to $3.8 million of our issued and outstanding ADSs, with such $3.8 million representing the unused portion of the $10 million previously approved by the board. On April 29, 2011, the board of directors approved an increase of the repurchase quota under the share repurchase program. The expanded share repurchase program authorizes the repurchase of up to an additional $10 million of our ADSs (which makes the total repurchase quota under the share repurchase program $20 million ADSs) and would be valid until April 28, 2012. On February 28, 2012, the board of directors decided to further extend the share repurchase program for 12 months until April 28, 2013. The repurchases will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to Rule 10b-18 of the Exchange Act and a 10b5-1 plan (the 10b5-1 plan allows us to repurchase our ADSs during periods in which we may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of our ADSs and other factors. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. As of December 31, 2011, we had repurchased an aggregate of 3,603,017 ADSs, representing 14,412,068 ordinary shares, on the open market for a total cash consideration of $14.2 million. We do not expect any share repurchases carried out under the share repurchase program to have a material impact on our liquidity or capital resources.

The following table summarizes our cash flows in the fiscal years ended September 30, 2009, 2010 and 2011:

	For the Year Ended September 30,
	2009	2010	2011
	$	$	$
	(In thousands)
Net cash generated from operating activities	1,607	7,653	9,192
Net cash (used in) generated from investing activities	(41,534)	31,420	(9,843)
Net cash used in financing activities	(4,841)	(2,109)	(8,063)
Exchange rate effect on cash and cash equivalents	(18)	354	906

Net (decrease) increase in cash and cash equivalents	(44,786)	37,318	(7,808)
Cash and cash equivalents at beginning of the year	66,223	21,437	58,755

Cash and cash equivalents at end of the year*	21,437	58,755	50,947

*	Such balances include the cash and cash equivalents of Champion Xinlixiang, our discontinued operation.

CDEL Cayman, our ultimate holding company, may rely on dividends and other distributions on equity paid by our PRC subsidiaries for its cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. See Note 16 to our consolidated financial statements included in this annual report.

Operating activities

Net cash generated from operating activities was $9.2 million in the fiscal year ended September 30, 2011, and compared to $7.7 million and $1.6 million in the fiscal years ended September 30, 2010 and 2009, respectively.

Net cash generated from operating activities in the fiscal year ended September 30, 2011 was primarily attributable to (i) net income before non-cash items including share based compensation expenses, depreciation and amortization, and allowance for doubtful accounts, and impairment on goodwill, property, plant and equipment, intangible assets and purchased call options, (ii) increase in accrued expenses and other liabilities of $1.1 million, (iii) increase in income tax payable of $0.6 million, and (v) increase in refundable fees of $0.9 million. The increase in operating cash flow was partially offset by increase in prepayments and other assets of $1.1 million and decrease in deferred tax assets and liabilities of $1.1 million.

Net cash generated from operating activities in the fiscal year ended September 30, 2010 was primarily attributable to (i) net income before non-cash items including share based compensation expenses, depreciation and amortization, allowance for doubtful accounts, and impairment on goodwill, intangible assets and purchased call options, (ii) increase in accrued expenses and other liabilities of $1.9 million, and (iii) increase in deferred revenue of $1.0 million. The increase in operating cash flow was partially offset by increase in accounts receivable of $2.0 million.

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

Investing activities

Net cash used in investing activities was $9.8 million in the fiscal year ended September 30, 2011, compared to net cash generated from investing activities of $31.4 million in the fiscal year ended September 30, 2010 and net cash used in investing activities of $41.5 million in the fiscal years ended September 30, 2009, respectively.

Net cash used in investing activities in the fiscal year ended September 30, 2011 was primarily attributable to (i) the purchase of property, plant and equipment in the amount of $2.0 million, and (ii) purchase of term deposits of $7.6 million. The decrease in cash flow was partially offset by the release of restricted cash of $0.4 million.

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

Financing activities

Net cash used in financing activities was $8.1 million in the fiscal year ended September 30, 2011, compared to net cash used in financing activities of $2.1 million and $4.8 million in the fiscal years ended September 30, 2010 and 2009, respectively.

Net cash used in financing activities in the fiscal year ended September 30, 2011 was primarily attributable to the repurchase of our ADSs from the open market in the amount of $8.1 million.

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

Capital Expenditures

We incurred capital expenditures of $2.6 million, $1.8 million, and $5.5 million in the fiscal years ended September 30, 2011, 2010, and 2009, respectively. The amount of capital expenditures in the fiscal years ended September 30, 2011 and 2010 related primarily to our expenditures on property, plant and equipment, and software. The significant amount of capital expenditures in the fiscal year ended September 30, 2009 related primarily to our purchase of the business of Zhengbao Yucai and Champion Xinlixiang as well as expenditures on property, plant and equipment. From time to time, we may evaluate and make investments, acquisitions or divestments.

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

Inflation

Inflation in China has not had a material impact on our results of operations to date. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was -0.7%, 3.3% and 5.4% in the years 2009, 2010 and 2011, respectively. In January 2012, the change in China’s Consumer Price Index was 4.5%.

C. Research and Development

Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2011:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(In thousands of $)
Operating lease obligations (1)	5,250	2,941	2,309	—	—	—
Others (2)	170	—	—	—	—	170
Total	5,420	2,941	2,309	—	—	170

(1)	Our operating lease obligations primarily relate to our leased servers and bandwidth as well as our leased office spaces in China. The office leases expire at different times over the period from the date of this annual report through 2014, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

(2)	Liabilities for unrecognized tax benefits. The balance disclosed under “Others” represents liabilities for which reasonable estimates about the timing of the payment cannot be made.

Indebtedness

We currently have no indebtedness, and had no indebtedness as of September 30, 2011.

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

Name	Age	Position
Zhengdong Zhu	43	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	44	Deputy Chairman of the Board of Directors
Hongfeng Sun	45	Vice President, Director
Xiaoshu Chen	46	Independent Director
Annabelle Yu Long	39	Director
Liankui Hu	61	Independent Director
Carol Yu	49	Independent Director
Ping Wei	40	Chief Financial Officer

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2011, we and our subsidiaries paid aggregate cash compensation of approximately $0.5 million to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Options, Restricted Shares and Share Incentive Plans

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009, our 2008 Performance Incentive Plan, or the New Plan. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is 11,267,992 ordinary shares as of September 30, 2011, plus an automatic annual increase on October 1 of each calendar year, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 1,418,977 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors.

Most options issued under our share incentive plans generally vest over a period of four years, with 25% vesting on the first anniversary of the vesting start date designated in the board resolution granting such options and the remaining 75% vesting in six substantially equal semi-annual installments. The first installment vests on the last day of the sixth month following the month in which the first anniversary of the vesting start date occurs and an additional installment vests on the last day of every six months thereafter.

On September 27, 2011, we granted 1,000,600 and 400,000 options to employees and five non-executive directors, respectively, at an exercise price of $0.615 per share, which equaled the per share value of our ADS on the NYSE at the close of trading on September 27, 2011. The vesting term of the 1,000,600 options granted to employees is a two-year period, with four equal semi-annual installments, while the 400,000 options granted to five non-executive directors had been fully vested on the same day. In addition, we reduced the exercise price of 8,066,700 and 1,398,300 outstanding share options under the Prior Plan from $0.82 per share to $0.615, which equaled the closing price of our ADSs on NYSE at the close of trading on September 27, 2011, and zero per share, respectively. Furthermore, the re-priced options had been accelerated to be fully vested on the same day.

On December 3, 2010, we issued each of our five non-executive directors 20,000 restricted shares of which restrictions will be removed on the first anniversary of the issue date.

On September 27, 2011, we determined to provide three-years interest free, full recourse loans to employees and lecturers to exercise their options. As of December 31, 2011, 6,370,868 options had been exercised using this facility, amounting to a total loan amount of $3.9 million.

Under the Prior Plan, we have to date granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers. Pursuant to the New Plan, we have to date granted options for the purchase of a total of 800,000 ordinary shares and issued 157,143 restricted shares to five non-executive directors and granted options to purchase 2,362,500 ordinary shares to other selected employees. As of February24, 2012, there were outstanding options to purchase 4,226,652 ordinary shares, out of which options to purchase approximately 3 million ordinary shares have vested under their current terms. We expect to recognize significant share-based compensation expenses for the remaining vesting period of the outstanding options, which may materially impact our future results of operations. During the fiscal years of September 30, 2009, 2010 and 2011, we recognized share-based compensation expenses of $3.9 million, $4.4 million and $6.0 million, respectively.

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

The table below sets forth the option grants and restricted share issuance made to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share	Date of Grant or Issue	Vesting Start Date	Date of Expiration

Carol Yu	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.615	September 27, 2011	fully vested immediately on grant date	September 26, 2021

Baohong Yin	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.615	September 27, 2011	fully vested immediately on grant date	September 26, 2021

Xiaoshu Chen	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.615	September 27, 2011	fully vested immediately on grant date	September 26, 2021

Annabelle Yu Long	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.615	September 27, 2011	fully vested immediately on grant date	September 26, 2021

Liankui Hu	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.615	September 27, 2011	fully vested immediately on grant date	September 26, 2021

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

Terms of Directors

We currently have a board of seven directors divided into class A, class B and class C directors. Hongfeng Sun is the class A director. The class B directors are Baohong Yin, Annabelle Yu Long and Xiaoshu Chen. The class C directors are Zhengdong Zhu, Carol Yu and Liankui Hu, At our first annual general meeting after our initial public offering held in April 2009, Mr. Hongfeng Sun, retired as a class A director and was re-elected as the class A director. At the second annual general meeting after our initial public offering held in May 2010, all class B directors retired as class B directors and were re-elected as the Class B directors. At the third annual general meeting after our initial public offering held in May 2011, our Class C directors that are subject to retirement, i.e. Carol Yu and Liankui Hu, were re-elected as the Class C directors. At each subsequent annual general meeting after the third annual general meeting after our initial public offering, one third of the directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) will retire from office by rotation. A retiring director will be eligible for re-election. The directors to retire by rotation will include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire will be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Our chief executive officer, which currently is Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year. There are no director service contracts with us or any of our subsidiaries and affiliated entities providing for benefits upon termination of employment.

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

D. Employees

We had 801, 803 and 847 full-time employees as of September 30, 2009, 2010 and 2011, respectively. In addition to the above full-time employees, we had approximately 113 part-time employees as of September 30, 2011, of whom 68 are tutors.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries and affiliated entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $1.4 million, $1.9 million and $2.5 million for the years ended September 30, 2009, 2010 and 2011, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $2,000 for each of the years ended September 30, 2009, 2010 and 2011.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of February 24, 2012, the latest practicable date by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number(1)	Percent(2)
Directors and Executive Officers:
Zhengdong Zhu(3)	73,878,493	54.43%
Baohong Yin(4)	73,878,493	54.43%
Xiaoshu Chen(5)	3,079,800	2.27%
Hongfeng Sun(6)	1,719,840	1.27%
Ping Wei(7)	1,712,919	1.26%
Annabelle Yu Long	*	*
Liankui Hu	*	*
Carol Yu	*	*
Directors and Executive Officers Combined	80,931,055	59.70%
Principal Shareholders:
Champion Education Holdings Limited (8)	46,396,800	34.22%
Champion Shine Trading Limited(9)	27,301,693	20.14%
Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Orchid China Master Fund Limited and YM Investment Limited (10)	19,513,053	14.39%
Artson Limited(11)	7,481,797	5.52%

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after February 24, 2012.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after February 24, 2012. The total number of ordinary shares outstanding as of February 24, 2012 is 135,571,661.
(3)	Includes (i) 21,337,265 ordinary shares held by Champion Shine Trading Limited, (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 20,000 ordinary shares held by Baohong Yin, and (iv) 160,000 ordinary shares issuable upon exercise of options held by Baohong Yin. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Champion Education Holdings Limited is a British Virgin Islands company, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin as well as the ordinary shares issuable upon exercise of options held by Baohong Yin. Zhengdong Zhu disclaims beneficial ownership of such 20,000 ordinary shares held by Baohong Yin and such 100,000 ordinary shares issuable upon exercise of currently exercisable options held by Baohong Yin, in each case except to the extent of his pecuniary interest. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.
(4)	Includes (i) 21,337,265 ordinary shares held by Champion Shine Trading Limited; (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 20,000 ordinary shares held by Baohong Yin, and (iv) 160,000 ordinary shares issuable upon exercise of options held by Baohong Yin. Baohong Yin holds 20% of the equity interest in Champion Education Holdings Limited. Zhengdong Zhu holds 80% of the equity interest in Champion Education Holdings Limited and he is the sole shareholder of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. Baohong Yin may therefore be deemed to share the voting and dispositive power over ordinary shares held by Champion Shine Trading Limited, Champion Education Holdings Limited and Zhengdong Zhu. Baohong Yin disclaims beneficial ownership of the 21,337,265 ordinary shares held by Champion Shine Trading Limited and 46,396,800 ordinary shares held by Champion Education Holdings Limited, in each case except to the extent of her pecuniary interest. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.
(5)	Includes (i) 2,899,800 ordinary shares held by Jetlong Investments Limited, (ii) 20,000 ordinary shares held by Xiaoshu Chen, and (iii) 160,000 ordinary shares issuable upon exercise of options held by Xiaoshu Chen. Jetlong Investments Limited is a British Virgin Islands company whose sole shareholder and sole director is Xiaoshu Chen. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.

(6)	Includes 1,719,840 ordinary shares held by Brilliant State Holdings Limited. Brilliant State Holdings Limited is a British Virgin Islands company whose sole shareholder and sole director is Hongfeng Sun. The business address of Hongfeng Sun is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.
(7)	Includes 1,712,919 ordinary shares held by Easerich Group Limited, a British Virgin Islands company whose sole shareholder and sole director is Ping Wei. The address of Easerich Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Includes 46,396,800 ordinary shares held by Champion Education Holdings Limited. Champion Education Holdings Limited is a British Virgin Islands company, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest. Zhengdong Zhu and Baohong Yin are all the directors of Champion Education Holdings Limited. The address of Champion Education Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(9)	Includes 27,301,693 ordinary shares held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Zhengdong Zhu. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.
(10)	Includes 13,494,910 ordinary shares held by Orchid Asia III, L.P., 417,439 ordinary shares held by Orchid Asia Co-Investment Limited, 880,628 ordinary shares as represented by 220,157 ADSs held by Orchid China Master Fund Limited, and 4,720,076 ordinary shares as represented by 1,180,019 ADSs held by YM Investment Limited. Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Orchid China Master Fund Limited are part of Orchid Asia Group, Limited, an investment complex that focuses on companies in Asia and China in particular. OAIII Holdings, L.P. is the general partner of Orchid Asia III, L.P. Orchid Asia Group Management Ltd. is the general partner of OAIII Holdings, L.P. which is in turn a wholly-owned subsidiary of Orchid Asia Group, Limited. YM Investment Limited is the controlling shareholder of Orchid Asia Group, Limited, and is wholly-owned by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming, Veronica as the settlor, Managecorp Limited as trustee and Ms. Lam Lai Ming and her family members the beneficiaries. YM Investment Limited is also the controlling shareholder of Orchid Asia Co-Investment Limited. Orchid China Management (Cayman) Limited serves as the investment manager to Orchid China Master Fund Limited, which is in turn majority owned by YM Investment Limited. The address of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Orchid China Master Fund Limited and YM Investment Limited is c/o Orchid Asia Hong Kong Management Co. Ltd., Suite 6110, 61/F, The Center, 99 Queen’s Road, Central, Hong Kong.
(11)	Includes 7,481,797 ordinary shares held by Artson Limited, a British Virgin Islands company with a correspondence address at 22nd Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong. Artson Limited is wholly-owned by Morningside Technology Investments Limited, a British Virgin Islands company, which is in turn ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

See “—B. Compensation” for more details on options and/or restricted shares granted to our directors and executive officers.

As of September 30, 2011, of the 127,800,673 issued and outstanding ordinary shares, approximately 28.6% of those ordinary shares are held in the U.S., all under one registered holder of record.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. A change of control of our company may occur as a result of the transaction that occurred in October 2011 among Bertelsmann Asia Investment AG, CST and CEH. If CST and CEH subsequently default on their obligation under this transaction, BAI may own a significant portion of our company, resulting in a change of control of our company. See below “—E. Share Ownership — Historical Changes in Shareholdings of our Major Shareholders” for more details.

In April 2008, we adopted our Share Incentive Plan pursuant to which we have reserved 11,652,556 ordinary shares to be issued upon the exercise of share options that we may grant to certain employees and others. We adopted on July 2, 2008, and amended and restated on February 16, 2009, our 2008 Performance Incentive Plan pursuant to which the maximum number of ordinary shares that may be issued is 11,267,992 ordinary shares as of September 30, 2011, plus an automatic annual increase on October 1 of each calendar year, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 1,418,977 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors. For more information on options and/or restricted shares granted to our existing shareholders, see “Item 6.B. Director, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plans.”

Historical Changes in Shareholdings of our Major Shareholders

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

In October 2011, Bertelsmann Asia Investment AG (“BAI”) sold to CST 16,268,523 shares, of which 1,750,000 ordinary shares are represented by 437,500 ADSs, for US$28,917,300. The purchase of the shares except the ADS was completed on December 8, 2011 and the purchase of the ADSs was completed on December 9, 2011. This purchase was funded by an interest-free promissory note (the “Note”) in the amount of US$28,917,300 issued by CST and CEH to BAI on October 26, 2011. The Note matures on November 29, 2014. As collateral for the Note, CST and CEH have pledged 2,408,769 and 46,396,800 of their ordinary shares, respectively, or 48,805,569 in total, pursuant to the Deed of Share Charge by and among CST and CEH, on the one hand, and BAI, on the other, dated October 26, 2011.

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

In late 2009, we noted that Mr. Liang Ma, Beijing Yinglun Yucai Education Consulting Co., Ltd. (or Yinglun Yucai), a company owned by Mr. Liang Ma and from which we acquired the business start-up training business, and Global Education Consortium Group Co., Limited, a company owned by Mr. Liang Ma’s wife, breached the purchase agreement with us and were engaged in competing businesses. As a result, we filed an arbitration application in January 2010 with the China International Economic and Trade Arbitration Commission, or CIETAC, against Mr. Liang Ma, Yinglun Yucai and Global Education Consortium Group Co., Limited, or the respondents. In June 2011, CIETAC ruled, among other things, that (1) Mr. Liang Ma shall surrender his 40% ownership interest in Zhengbao Yucai to us for no consideration; (2) the respondents shall cease operating their competing businesses; (3) the respondents shall pay us RMB3.8 million ($0.6 million) in compensatory damages; and (4) the respondents shall cooperate with us in completing the handover procedures, which includes but is not limited to the transferring and/or handover to us certain trademark and original business contracts. CIETAC’s ruling on this matter is final.

Dividend Policy

On November 16, 2011, our Board of Directors approved and declared a special cash dividend of $0.12 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on December 15, 2011. Holders of ADS, each representing four ordinary shares of CDEL, were accordingly entitled to the cash dividend of $0.48 per ADS.

We currently intend to retain most of our available funds and any future earnings to finance our business and to fund the growth and expansion of our business in the PRC, and, therefore, do not expect to pay any cash dividends on our ordinary shares, including those represented by ADSs, in the foreseeable future.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, under the New EIT Law, effective as of January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax, subject to reduction by an applicable tax treaty with the PRC if they are derived from profits generated after January 1, 2008. For a detailed discussion, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry — We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses,” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Description of Key Line Items — Taxation — Enterprise Income Tax.” Any future determination to pay dividends, if any, will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

	High	Low
Annual Highs and Lows
Fiscal Year 2008 (from July 30, 2008)	$7.00	$3.00
Fiscal Year 2009	$8.90	$2.08
Fiscal Year 2010	$7.96	$3.04
Fiscal Year 2011	$5.48	$1.85

Quarterly Highs and Lows
First Fiscal Quarter of 2010	$7.96	$5.81
Second Fiscal Quarter of 2010	$7.00	$5.17
Third Fiscal Quarter of 2010	$6.02	$3.04
Fourth Fiscal Quarter of 2010	$5.75	$3.29
First Fiscal Quarter of 2011	$5.48	$3.80
Second Fiscal Quarter of 2011	$5.14	$3.74
Third Fiscal Quarter of 2011	$4.06	$1.85
Fourth Fiscal Quarter of 2011	$3.57	$2.05

Monthly Highs and Lows
2011
August	$3.06	$2.05
September	$2.80	$2.16
October	$2.63	$1.80
November	$2.70	$2.44
December	$2.90	$1.91
2012
January	$2.75	$2.10
February (through February 23, 2012)	$3.78	$2.24

On February 23, 2012, the closing sale price of our ADSs as reported on the NYSE was $3.50 per ADS.

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

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended September 30, 2011. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in the current taxable year or in any future taxable year.

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

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed on the resulting tax liability on the portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “Dividends on ADSs or ordinary shares” section above.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, as a U.S. Holder, you may be required to file an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. In addition, under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult with your tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares. If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

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

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $34.2 million as of September 30, 2011 into Renminbi at the exchange rate of $1.00 for RMB6.3780 as of September 30, 2011, this cash balance would have been RMB217.8 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB215.6 million as of September 30, 2011.

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

Fees and Other Direct and Indirect Payments Made by the Depositary

Since the commencement of the Company’s most recent fiscal year, the Company has received the following direct and indirect payments in the amounts of $0.04 million for expenses incurred by the Company relating to the ADR program, including:

•	Roadshow expenses

•	Production of annual reports and Form 20-F filings

•	Postage for mailing annual and interim reports and other communications to ADR holders

•	Costs of retaining third party public relations, investor relations, and/or corporate communications advisory firms in the U.S.

•	Participation in retail investor shows and capital markets days

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial offer has concluded that, as of September 30, 2011, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of September 30, 2011.

Our independent registered public accounting firm has audited our internal control over financial reporting as of September 30, 2011 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of China Distance Education Holdings Limited

We have audited the internal control over financial reporting of China Distance Education Holdings Limited (the “Company”), its subsidiaries, its variable interest entity and the subsidiaries of its variable interest entity (collectively, the “Group”) as of September 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2011 of the Group and our report dated February 28, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd,

Beijing, the People’s Republic of China

February 28, 2012

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended September 30, 2011 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., or Deloitte, our principal external auditors, in the fiscal year ended September 30, 2010 and 2011, respectively.

	Fiscal Year ended September 30,
	2010		2011
	RMB	US$	RMB	US$
Audit fees (1)	3,208,798	471,882	3,272,974	487,932
Audit-related fees (2)	1,791,202	263,118	1,827,026	272,068
Tax fees (3)	—	—	—	—

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.

(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings.
(3)	“Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.

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

The table below details our purchases of our own equity securities pursuant to our share repurchase program adopted and publicly announced on November 20, 2008 and extended in November 2009, November 2010, April 2011 and February 2012, respectively. In addition, on April 29, 2011, the board of directors approved an increase of the repurchase quota under the share repurchase program. The expanded share repurchase program authorizes the repurchase of up to an additional $10 million of our ADSs (which makes the total repurchase quota under the share repurchase program $20 million ADSs) and would be valid until April 28, 2012. On February 28, 2012, the board of directors decided to further extend the share repurchase program for 12 months until April 28, 2013. As of December 31, 2011, we have repurchased a total of 3,603,017 ADSs, representing 14,412,068 ordinary shares, in open-market transactions for total cash consideration of $14.2 million. See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a further discussion of the repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet be Purchased Under the Program
10/1/2010 –10/31/2010	20,820	5.1414	20,820	$3.8 million
11/1/2010 –11/30/2010	6,100	5.1237	6,100	$3.8 million
12/1/2010 –12/31/2010	13,900	4.4354	13,900	$3.7 million
01/01/2011 – 01/31/2011	64,200	4.6723	64,200	$3.4 million
02/01/2011 – 02/28/2011	91,500	4.4697	91,500	$3.0 million
03/01/2011 – 03/31/2011	89,100	3.9907	89,100	$2.7 million
04/01/2011 – 04/30/2011	443,680	3.4016	443,680	$1.2 million
05/01/2011 – 05/31/2011	1,077,884	3.4220	1,077,884	$7.4 million
06/01/2011 – 06/30/2011	62,113	2.8431	62,113	$7.2 million
07/01/2011 – 07/31/2011	68,173	2.6084	68,173	$7.0 million
08/01/2011 – 08/31/2011	385,667	2.8979	385,667	$5.9 million
09/01/2011 – 09/30/2011	7,660	2.3905	7,660	$5.9 million

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

•	Our nomination committee of our board of directors is not comprised entirely of independent directors.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Listed Company Manual.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	—Form of Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant*

2.1	—Form of Ordinary Share Certificate.*

2.2	—Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary.(1)

2.3	—Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2). (1)

2.4	—Restricted Issuance Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary, dated August 16, 2010. ***

4.1	—Technical Support and Consultancy Services Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 1, 2004.*

4.2	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd and Zhengdong Zhu, dated May 1, 2004.*

4.3	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated May 1, 2004.*

4.4	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Zhengdong Zhu, dated May 9, 2004.*

4.5	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Baohong Yin, dated May 9, 2004.*

4.6	—Courseware License Agreement between Beijing Champion Hi-Tech Co., Ltd. and Beijing Champion Distance Education Technology Co., Ltd., dated August 1, 2004.*

4.7	—Software License Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.8	—Courseware Production Entrustment Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.9	—Letter of Undertaking from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., dated February 13, 2008.*

4.10	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated February 13, 2008.*

4.11	—Declaration Letter by Zhengdong Zhu, dated March 24, 1008.*

4.12	—Declaration Letter by Baohong Yin, dated March 24, 2008.*

4.13	—Power of Attorney by Zhengdong Zhu, dated March 25. 2008.*

Exhibit No.	Description of Exhibit

4.14	—Power of Attorney by Baohong Yin, dated March 25, 2008.*

4.15	—Notice from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., Zhengdong Zhu and Baohong Yin, dated March 25, 2008.*

4.16	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to the Registrant, dated March 25, 2008.*

4.17	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated March 25, 2008.*

4.18	—Shareholders Agreement among the Registrant, China Distance Education Limited, Beijing Champion Distance Education Technology Co., Ltd., Beijing Champion Education Technology Co., Ltd., Beijing Champion Hi-Tech Co., Ltd., Champion Shine Trading Limited, Empire China Limited, Zhengdong Zhu, Hongfeng Sun, Baohong Yin, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, and Artson Limited, dated March 7, 2008, as amended on July 25, 2008.*

4.19	—Form confidentiality and non-competition agreement.*

4.20	—Incentive share plan.*

4.21	—2008 Performance Incentive Plan.*

4.22	—Amended and Restated 2008 Performance Incentive Plan. **

4.23	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Zhengdong Zhu, dated December 31, 2008. **

4.24	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated December 31, 2008. **

8.1	—Subsidiaries of Registrant.***

11.1	—Code of Business Conduct and Ethics of the Registrant.*

12.1	—CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	—Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2	—Consent of Jingtian & Gongcheng.

15.3	—Consent of American Appraisal.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-152167), as amended.
**	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2008.
***	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2011.
****	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.
(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-152345) filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Distance Education Holdings Limited

/S/ PING WEI
Name:	Ping Wei
Title:	Chief Financial Officer

Date: February 28, 2012

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of China Distance Education Holdings Limited, its subsidiaries, its variable interest entity and the subsidiaries of variable interest entity (collectively, the “Group”) as of September 30, 2010 and 2011, and the related consolidated statements of operation, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended September 30, 2011. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2010 and 2011, and the results of its operation and its cash flow for each of the three years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of September 30, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

February 28, 2012

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of September 30,
	2010	2011
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	57,305	49,738
Term deposits	—	7,839
Restricted cash	2,906	2,676
Accounts receivable, net of allowance for doubtful accounts of US$2,236 and US$3,190 as of September 30, 2010 and September 2011, respectively	4,012	4,661
Inventories	599	363
Prepayment and other current assets	2,039	2,861
Deferred tax assets, current portion	1,016	1,556
Deferred cost	1,596	1,868
Current assets of discontinued operations	4,626	2,306

Total current assets	74,099	73,868

Non-current assets
Property, plant and equipment, net	8,082	8,586
Goodwill	7,024	7,403
Other intangible assets, net	2,757	2,382
Purchased call options	1,083	—
Deposit for purchase of non-current assets	—	242
Deferred tax assets, non-current portion	153	668
Other non-current assets	744	729
Long-term assets of discontinued operations	2,029	—

Total non-current assets	21,872	20,010

Total assets	95,971	93,878

LIABILITIES AND EQUITY

Current liabilities
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,174 and US$5,738 as of September 30, 2010 and September 30, 2011, respectively)	3,822	6,514
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,518 and US$2,170 as of September 30, 2010 and September 30, 2011, respectively)	1,586	2,329
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$7,545 and US$7,848 as of September 30, 2010 and September 30, 2011, respectively)	7,545	7,861
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,564 and US$2,580 as of September 30, 2010 and September 30, 2011, respectively)	1,564	2,580
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$4,295 and US$1,860 as of September 30, 2010 and September 30, 2011, respectively)	4,295	1,860

Total current liabilities	18,812	21,144

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	As of September 30,
	2010	2011
	US$	US$
Non-current liabilities
Non-current liabilities of discontinued operations (including non-current liabilities of discontinued operations of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$136 and nil as of September 30, 2010 and September 30, 2011, respectively)	136	—

Total non-current liabilities	136	—

Total liabilities	18,948	21,144

Commitments and contingencies (Note 20)

Equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2010 and 2011, respectively; Authorized - 480,000,000 shares at September 30, 2010 and 2011; Issued and outstanding - 136,932,849 and 127,800,673 shares at September 30, 2010 and 2011, respectively)	14	13
Additional paid-in capital	79,075	78,804
Accumulated other comprehensive income	2,399	4,221
Cumulative deficits	(6,502)	(10,304)

Total China Distance Education Holdings Limited shareholders’ equity	74,986	72,734

Non-controlling interest-continuing operations	1,126	—
Non-controlling interest-discontinued operations	911	—

Total equity	77,023	72,734

Total liabilities and equity	95,971	93,878

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended September 30,
	2009	2010	2011
	US$	US$	US$
	Adjusted	Adjusted
	(Note 4, 17)	(Note 4)
Sales, net of business tax, value-added tax and related surcharges
Online education services	22,279	23,982	30,788
Books and reference materials	2,709	3,939	4,743
Others	5,133	4,658	6,033

Total net revenues	30,121	32,579	41,564

Cost of sales
Cost of services	(12,834)	(13,283)	(16,840)
Cost of tangible goods sold	(1,577)	(2,070)	(2,794)

Total cost of sales	(14,411)	(15,353)	(19,634)

Gross profit	15,710	17,226	21,930
Operating expenses
Selling expenses	(6,722)	(7,176)	(9,771)
General and administrative expenses	(7,432)	(10,535)	(12,221)
Impairment of purchased call options	—	(162)	(1,115)

Total operating expenses	(14,154)	(17,873)	(23,107)
Other operating income	292	74	603

Operating income (loss)	1,848	(573)	(574)
Interest income	740	458	883
Exchange loss	(6)	(66)	(143)

Income (loss) before income taxes	2,582	(181)	166
Less: Income tax expense	(1,478)	(575)	(971)

Net income (loss) from continuing operations	1,104	(756)	(805)

Net loss of continuing operations attributable to noncontrolling interest	82	911	303

Net income (loss) from continuing operations attributable to China Distance Education Holdings Limited	1,186	155	(502)
Net income (loss) from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	2	(2,053)	(3,300)
Net income (loss) attributable to China Distance Education Holdings Limited	1,188	(1,898)	(3,802)

Net (loss) income per share:
Net (loss) income attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.01	—	—
Basic from discontinued operations (net of tax)	—	(0.01)	(0.03)

Basic	0.01	(0.01)	(0.03)

Diluted from continuing operations	0.01	—	—
Diluted from discontinued operations (net of tax)	—	(0.01)	(0.03)

Diluted	0.01	(0.01)	(0.03)

Weighted average shares used in calculating net (loss) income per share
Basic	140,260,811	138,232,493	133,571,727

Diluted	140,475,941	138,232,493	133,571,727

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share data)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Cumulative deficits	Total China Distance Education Holding Limited shareholders’ equity	Noncontrolling interest	Total equity	Total Comprehensive income (loss) for the year
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of September 30, 2008 (Note 17)	141,897,737	14	76,811	1,717	(5,792)	72,750	—	72,750

Net income (loss) for the year	—	—	—	—	1,188	1,188	(82)	1,106	1,106
Foreign currency translation adjustments	—	—	—	(15)	—	(15)	(2)	(17)	(17)

Repurchase of ordinary shares	(3,163,600)	—	(3,960)	—	—	(3,960)	—	(3,960)	1,089

Options exercised	31,548	—	26	—	—	26	—	26
Stock-based compensation expense - stock options (Note 23)	—	—	3,920	—	—	3,920	—	3,920

Noncontrolling interest arising from acquisition of start-up training business	—	—	—	—	—	—	2,110	2,110
Noncontrolling interest arising from acquisition of Gaokao retake preparation and high-school supplementary tutoring services (“Gaokao retake business”)	—	—	—	—	—	—	937	937

Balance as of September 30, 2009	138,765,685	14	76,797	1,702	(4,604)	73,909	2,963	76,872
Net loss for the year	—	—	—	—	(1,898)	(1,898)	(944)	(2,842)	(2,842)
Foreign currency translation adjustments	—	—	—	697	—	697	18	715	715

Repurchase of ordinary shares	(1,909,600)	—	(2,172)	—	—	(2,172)	—	(2,172)	(2,127)

Options exercised	76,764	—	63	—	—	63	—	63
Stock-based compensation expense - stock options (Note 23)	—	—	4,387	—	—	4,387	—	4,387

Balance as of September 30, 2010	136,932,849	14	79,075	2,399	(6,502)	74,986	2,037	77,023

Net loss for the year	—	—	—	—	(3,802)	(3,802)	(303)	(4,105)	(4,105)
Foreign currency translation adjustments	—	—	—	1,822	—	1,822	33	1,855	1,855

Repurchase of ordinary shares	(9,223,188)	(1)	(8,137)	—	—	(8,138)	—	(8,138)	(2,250)

Options exercised	91,012	—	75	—	—	75	—	75
Stock-based compensation expense - stock options (Note 23)	—	—	6,024	—	—	6,024	—	6,024

Acquisition of noncontrolling Interest of Gaokao retake business (Note 3)	—	—	911	—	—	911	(911)	—
Acquisition of noncontrolling Interest of start-up training business (Note 3)	—	—	856	—	—	856	(856)	—

Balance as of September 30, 2011	127,800,673	13	78,804	4,221	(10,304)	72,734	—	72,734

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended September 30,
	2009	2010	2011
	US$	US$	US$
	(Note 17)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	1,106	(2,842)	(4,105)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Stock-based compensation	3,920	4,387	6,024
Depreciation of property, plant and equipment	930	1,157	1,449
Amortization of other intangible assets	579	851	926
Provision of inventories	3	(1)	1
Allowance for doubtful accounts	—	2,197	1,144
Impairment loss on purchased call option	—	639	1,316
Impairment loss on intangible assets	—	274	332
Impairment loss on property, plant and equipment	—	—	973
Impairment loss on goodwill	—	1,407	758
Losses on disposition of property, plant and equipment	—	44	27
Changes in operating assets and liabilities:
Increase in accounts receivable	(4,323)	(1,970)	(17)
(Increase) decrease in inventories	(123)	(289)	258
Increase in prepayments and other assets	(112)	(693)	(1,054)
Decrease (increase) in deferred tax assets	1,505	(352)	(630)
Increase in deferred cost	(841)	(276)	(189)
(Increase) decrease in other non-current assets	(808)	79	50
Increase in accrued expenses and other liabilities	805	1,850	1,111
(Decrease) increase in income tax payable	(89)	719	622
Increase (decrease) in deferred revenue	2,137	1,037	(235)
(Decrease) increase in refundable fees	(2,907)	(249)	917
Decrease in deferred tax liabilities	(175)	(316)	(486)

Net cash generated from operating activities	1,607	7,653	9,192

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of business (net of cash acquired of US$2,854 respectively for the year ended September 30, 2009)	(3,211)	(21)	—
Maturity (purchase) of term deposits	(27,753)	27,750	(7,649)
Withdrawal (deposit) of restricted cash	(8,250)	5,395	363
Acquisition of property, plant and equipment	(1,451)	(1,570)	(1,999)
Proceeds from disposition of property, plant and equipment	—	60	80
Acquisition of other intangible assets	(513)	(194)	(402)
Payment of deposit for the acquisition of non-current assets	(356)	—	(236)

Net cash (used in) generated from investing activities	(41,534)	31,420	(9,843)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended September 30,
	2009	2010	2011
	US$	US$	US$
	(Note 17)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary shares	(3,960)	(2,172)	(8,138)
Proceeds from share options exercised by employees	26	63	75
Payment of deferred initial public offering costs	(907)	—	—

Net cash used in financing activities	(4,841)	(2,109)	(8,063)

Exchange rate effect on cash and cash equivalents	(18)	354	906

Net (decrease) increase in cash and cash equivalents	(44,786)	37,318	(7,808)
Cash and cash equivalents at beginning of the year	66,223	21,437	58,755

Cash and cash equivalents at end of the year	21,437	58,755	50,947

Supplemental schedule of cash flows information
Income tax paid	(334)	(514)	(1,439)
Supplemental schedule of non-cash activities
Payable for acquisition of property, plant and equipment included in accrued expenses and other liabilities	—	94	633
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	151	356	—
Consideration payable in connection with acquisition of Champion Xinlixiang	1,628	1,643	—
Offset consideration payable in connection with acquisition of Champion Xinlixiang with receivable from original selling shareholder	—	—	(1,711)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

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

As of September 30, 2011, details of the Company’s subsidiaries and variable interest entities were as follows:

			Percentage of
	Date of	Place of	legal ownership by
Company	establishment	establishment	the Company	Principal activities

Subsidiaries:
China Distance Education Limited (“CDEL Hong Kong”) Practice Enterprises Network	March 13, 2003	Hong Kong	100%	Investment holding
China International Links Limited (“Pencil”) Beijing Champion Distance Education	February 23, 2010	Hong Kong	100%	Inactive
Technology Co., Ltd. (“Champion Technology”)	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production

Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”)	April 23, 2007	PRC	100%	Software licensing and course production

Variable interest entity:
Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”)	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials

Subsidiaries of variable interest entity:

Beijing Caikaowang Company Ltd. (“Caikaowang”)	November 28, 2007	PRC	Nil	Provision of online education services
Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”)	June 24, 2008	PRC	Nil	Provision of online education services
Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”)	February 19, 2009	PRC	Nil	Provision of start-up training services
Beijing Haidian District Champion Training School (“Champion Training School”)	February 19, 2009	PRC	Nil	Provision of online and offline education services
Zhejiang Champion Xinlixiang Education Management Co., Ltd. (“Champion Xinlixiang”) (i)	July 8, 2009	PRC	Nil	Provision of Gaokao retake related education services

(i)	In September 2011, the Group decided to dispose 100% of Champion Xinlixiang as stated in Note 4 Discontinued Operations.

The VIE arrangements

Applicable PRC laws and regulations prohibit foreign investors from providing telecommunications value-added services in the PRC. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws.

To comply with these foreign ownership restrictions, the Company operates its online education services through the VIE, Beijing Champion, and VIE’s subsidiaries in the PRC. To provide the Company effective control over the VIE and the ability to receive substantially all of the economic benefits of the VIE and its subsidiaries, a series of contractual arrangements were entered into amongst CDEL Hong Kong, Champion Technology, Beijing Champion and Beijing Champion’s direct equity holders.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that transfer economic benefits to Champion Technology

Exclusive technical support and consultancy services agreement

Pursuant to the exclusive technical support and consultancy services agreement between Beijing Champion and Champion Technology, Champion Technology has the exclusive right to provide to Beijing Champion technical and consulting services. Champion Technology is entitled to charge Beijing Champion a service fee equal to its profit before such service fee and tax. This agreement will remain effective until Beijing Champion ceases its operations.

Exclusive purchase right agreement on the equity interest of Beijing Champion

Pursuant to the exclusive purchase right agreement, CDEL Hong Kong may purchase the entire equity interest in, or all the assets of Beijing Champion, for a purchase price equal to the net assets of Beijing Champion or the minimum price permitted by PRC laws, if and when PRC laws are amended to permit such a transaction. The term of this agreement is ten years from the date thereof and can be extended for another ten years at the discretion of CDEL Hong Kong.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that provide Company effective control over Beijing Champion

Equity pledge agreement

Pursuant to the equity pledge agreement between Beijing Champion and Champion Technology, the equity holders of Beijing Champion have pledged their equity interest in Beijing Champion to Champion Technology to secure the payment obligations of Beijing Champion under the technical support and consultancy services agreement between Beijing Champion and Champion Technology. This agreement will remain effective until the discharge of Beijing Champion’s contractual obligations under the exclusive technical support and consultancy services agreement as described above.

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

The Articles of Incorporation of Beijing Champion states that the major rights of the shareholders include the power to review and approve annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Champion Technology has the ability to exercise effective control over Beijing Champion through equity holder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of Beijing Champion is the same as that of Champion Technology.

These contractual arrangements allow the Group to effectively control Beijing Champion and its subsidiaries and to derive substantially all of the economic benefits from them. Accordingly, the Group treats Beijing Champion as a VIE and because the Group is the primary beneficiary of Beijing Champion, the Group has consolidated the financial results of Beijing Champion and its subsidiaries.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

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

The guidance is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter.

Since the Company, through its subsidiary, has (1) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (2) the right to receive benefits from the VIE, the Company continued to consolidate the VIE upon the adoption of the new guidance on October 1, 2010, which therefore, other than for additional disclosures, has no accounting impact.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the Company’s VIE and VIE’s subsidiaries as of September 30, 2010 and 2011 and for each of the three years in the period ended September 30, 2011 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within VIE and VIE’s subsidiaries:

	As of September 30,
	2010	2011
	US$	US$
Total assets	41,247	40,679

Total liabilities	29,779	27,198

	For the years ended September 30,
	2009	2010	2011
	US$	US$	US$
Revenues	29,722	33,257	42,510

Net income (1)	10,824	6,370	7,365

Net cash provided by operating activities	3,314	6,614	2,860

Net cash used in investing activities	(4,431)	(4,407)	(2,137)

(1)	This is net income before service fees charged by Champion Technology and Champion Education Technology.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, fair value of purchased call option, deferred tax assets valuation allowance, uncertain tax positions, allowance for doubtful accounts, impairment of goodwill and long-term assets, and share-based compensation expenses. Actual results could materially differ from those estimates.

Certain accounts and balances in the 2009 and 2010 financial statements and the related notes have been retrospectively adjusted to reflect the effect of discontinued operations as described in Note 4.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and VIE’s subsidiaries. All transactions and balances among the Company, its subsidiaries, its VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Foreign currency translation and transactions

The Company, CDEL Hong Kong and PENCIL’s functional currencies are United States dollars (“US$”). The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the US$ as its reporting currency and uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries and its variable interest entities, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of consolidated statements of changes in equity and comprehensive income (loss).

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Term deposits

Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Restricted cash

Restricted cash as of September 30, 2010 and 2011 were US$2,906 and US$2,676, representing the cash deposit in a designated account as required by court for the arbitration process in relation to Zhengbao Yucai (see note 3). The restriction was subsequently removed in November 2011 upon the settlement of the arbitration.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Other intangible assets, net

Other intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Computer software	3~5 years
Domain names and trademarks	10~11 years
Courseware	1~5 years
Website	5 years
Business contracts	3~5 years
Copyrights	5 years
Platform	3.5 years
Non-compete agreement	15 years

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

If the intent is to hold the asset for sale and certain other criteria are met (i.e., the asset can be disposed of currently, appropriate levels of authority have approved sale, and there is an actively pursuing buyer), the impairment test is a comparison of the asset’s carrying value to its fair value less costs to sell. To the extent that the carrying value is greater than the asset’s fair value less costs to sell, an impairment loss is recognized for the difference. Assets held for sale are separately presented on the balance sheet and are no longer depreciated.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenues are recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

Online education services

The online education service provided by the Group to its customers is an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription period. Audio-video course content, mock examinations and online chat rooms are not practical to be sold on standalone basis and have never been sold separately.

The Group earns revenues by providing online education services to customers pursuant to two types of revenue models - non-refundable course model and refundable course model. For online courses using the non-refundable course model, revenues are recognized on a straight line basis over the subscription period from the month in which the customers enroll in the courses to the month in which subscribed courses terminate. For online courses using the refundable course model, if the customers complete the courses and fail the professional exams and their scores are within a range provided for in the agreement, they are entitled to either a full refund or the right to retake the course. The customers must notify the Group within a 15-day period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. The proceeds from the refundable course model are initially recorded as “refundable fees”. Revenues are recognized upon the expiration of the customers’ right to receive a refund or ratably over the course period if the customer decides to retake the course before the expiration of such right.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

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

For the years ended September 30, 2009, 2010 and 2011, the Group recognized revenues before business tax and related surcharges in connection with expired study cards amounted to US$90, US$90 and US$103 respectively.

The online service is provided by Beijing Champion and its subsidiaries which are subject to approximately 3% business tax and related surcharges. The Group records revenues net of these taxes in the consolidated statement of operations. Such business tax and related surcharges for the years ended September 30, 2009, 2010 and 2011 were US$1,014, US$777 and US$918 respectively.

Books and reference materials

The Group sells books and reference materials to distributors and end users. Revenues relating to such sales are deferred until cash is collected. Inventory costs of products delivered to distributors for which revenues have been deferred are presented as “deferred costs” on the consolidated balance sheets.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Books and reference materials - continued

The Group also sells books and reference materials together with study cards which allow the customers to take a certain number of on-line courses for no additional charge. These sales are considered arrangements with two deliverables, consisting of the delivery of books and reference material and the on-line courses service.

In October 2009, the FASB published FASB ASU 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. The guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available (“VSOE”); (b) third-party evidence (“TPE”) if vendor-specific objective is not available; or (c) estimated selling price (“ESP”) if neither vendor-specific objective evidence nor third-party evidence is available. The guidance required disclosures on how the application of the relative selling price method affects the timing and amount of revenue recognition. The Group prospectively adopted the guidance for multiple elements arrangements entered into on or after October 1, 2010 and allocates revenue to each deliverables based on their relative selling price. The adoption of the new guidance did not have a material impact on the Group’s financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

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

Revenues from sales of courseware, which are designed and developed pursuant to the requests from customers, are recognized when the courseware or platforms are accepted by the customers. The Company has no significant remaining obligation with respect to the courseware or platforms upon the acceptance of the customers.

From time to time, the Group enters into arrangement to provide the development and maintenance of online platforms to its customers. After the development of online platforms, the Group provides support and maintenance services. The development of online platform and the support and maintenance services have never been sold separately and they do not have standalone value to the customers. Accordingly, revenues from such arrangement is accounted as a single unit of accounting and recognized ratably over the support and maintenance services period.

Revenues from other services, including magazine content production, advertising and consulting services, are recognized over the period when such services are provided.

Value added taxes

The Group is subject to PRC value added tax (“VAT”) generally at a rate of 13% on proceeds received from customers for sales related to books and reference materials, which reduces revenues, and are entitled to an offset for VAT paid for the books and reference materials as well as a portion of VAT paid related to purchase of fixed assets. Net VAT balance between input VAT and output VAT is recorded in either other current liabilities or other current assets on the consolidated balance sheets.

Cost of sales

Cost of online education services primarily includes the production costs of study cards, server and bandwidth leasing fees, lecturer fees, staff costs involved in the operation of online education services including network operation and maintenance, course production and tutor services and other direct costs of providing these services. These costs are expensed when incurred.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of sales - continued

The cost of books and reference materials, including direct materials used for production of books, authorship fee and printing cost, are initially deferred and recorded as “deferred cost”. The deferred costs are recognized as cost of sales when the related revenue is recognized upon cash receipt.

5% business tax on technical and consulting service, software licensing and course production fees that Champion Technology and Champion Education Technology charge Beijing Champion is included in the cost of services.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising expenditure

Advertising expenditure is expensed when incurred and are included in “selling expenses” in the consolidated statements of operations. Advertising expenses from continuing operations were US$1,997, US$1,123 and US$2,204, and those from discontinued operations were nil, US$132 and US$179, for the years ended September 30, 2009, 2010 and 2011, respectively.

Shipping and handling costs

Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the consolidated statements of operations. Shipping and handling costs classified as selling expenses from continuing operations were US$382, US$327 and US$330, and those from discontinued operations were nil, US$4 and US$8, for the years ended September 30, 2009, 2010 and 2011, respectively.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

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

Net income per share

Basic net income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Nonvested restricted shares are also participating securities as they enjoy identical dividend rights as ordinary shares. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share in income for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of outstanding share-based awards is reflected in the diluted net income per share by application of the treasury stock method.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

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

In addition, upon the adoption of the accounting pronouncement regarding noncontrolling interests (see note 17), from October 1, 2009, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transaction. Therefore, no gain or loss would be recognized and any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted is recognized in equity to the parent.

Comprehensive income (loss)

Comprehensive income (loss) includes net income and foreign currency translation adjustments. Comprehensive income (loss) is reported as a component of the consolidated statements of changes in equity and comprehensive income (loss).

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Significant Risks and Uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group including the continuing operations and discontinued operations included aggregate amounts of US$15,802 and US$16,716, which were denominated in RMB, at September 30, 2010 and 2011, respectively, representing 26.9% and 32.8% of the cash and cash equivalents at September 30, 2010 and 2011, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and funds receivable. As of September 30, 2011, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC and Hong Kong. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. Funds receivable are unsecured and are held by external payment networks who collect fees from customers through online payment networks. The funds are transferred to the Group within one to three business days after payments are received by external payment networks. To mitigate the credit risk, the Group only engages large scale and reputable payment networks to collect fees on its behalf. The Group also monitors the timeliness and accuracy of funds transfer by the external payment networks and the credit worthiness of the external payment networks.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended September 30, 2011.

Primarily due to the long payment cycles of government agencies, the Group had two customers that accounted for 11.5% and 24.9% of the Group’s accounts receivable balances as of September 30, 2010, respectively, and two customers that accounted for 28.4% and 12.6% of the Group’s accounts receivable balances as of September 30, 2011, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets – the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk – the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure – the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s stockholders’ equity – the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements – the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)	For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In December 2011, the FASB issued an authoritative pronouncement related to Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

3. ACQUISITIONS

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

The purchase agreement also includes the following call and put options:

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

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

		Amortization
	US$	period

Cash	2,854
Property, plant and equipment	138
Purchased call options	1,221
Other intangible assets:
Business contracts	476	3~5 years
Copyrights	586	5 years
Platform	195	3.5 years
Domain names	168	10~11 years
Software	311	3 years
Courseware	255	5 years
Deferred tax liability	(382)
Noncontrolling interest	(2,107)
Goodwill	1,603

Total consideration	5,318

Zhengbao Yucai incurred net losses for the fiscal years of 2009 and 2010. In addition, the Group noted that Mr. Liang Ma, the selling equity holder of Zhengbao Yucai, Yinglun Yucai, a company owned by Mr. Liang Ma, and Global Education Consortium Group Co., Limited, a company owned by Mr. Liang Ma’s wife engaged in competing businesses which is prohibited under the purchase agreement.

In January 2010, the Group filed an arbitration application with the China International Economic and Trade Arbitration Commission (“CIETAC”), against Mr. Liang Ma and its related parties (“the respondents”) for breach of the original purchase agreement.

As of September 30, 2010, the option to acquire equity interest in Yinhong was fully impaired by US$34 and the option to acquire equity interest in Zhengbao Yucai was impaired by US$128 for the year ended September 30, 2010.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

3. ACQUISITIONS - continued

Acquisition of Zhengbao Yucai - continued

On June 1, 2011, the CIETAC awarded the Group (i) US $571 compensation from the respondents, which was received on July 27, 2011 and was recorded as other operating income, and (ii) 40% equity interest of Zhengbao Yucai with no consideration from Mr. Liang Ma, which was recorded as equity transaction with no gain or loss recognized. Thereafter, the Group fully impaired the option to acquire equity interest in Zhengbao Yucai by US$1,115 to nil. (See note 11).

Acquisition of Champion Xinlixiang

On September 30, 2009, Champion Wangge acquired the Gaokao retake business from Mr. Junnan Ye and Mr. Xiujie Hu, two third-party individuals. The acquired business is operated by Champion Xinlixiang, an entity established by Champion Wangge. Upon the completion of the acquisition, Champion Wangge transferred 40% equity interest of Champion Xinlixiang to Mr. Junnan Ye and Mr. Xiujie Hu.

The initial consideration for this acquisition was US$2,379 in cash (RMB16,000), including US$37 of transaction costs, which was fully settled in the fiscal year of 2011.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

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

		Amortization
	US$	period

Accounts receivable	1,968
Purchased call option	669
Other intangible assets:
Non-compete agreement	650	15 years
Supplementary domain names	1	10 years
Deferred revenue	(1,617)
Deferred tax liability	(330)
Income tax payable	(61)
Other payables	(107)
Noncontrolling interest	(937)
Goodwill	2,143

Total consideration	2,379

The purchased call option to acquire additional equity interest in Champion Xinlixiang was recorded at fair value at the acquisition date. Since it is not a derivative because the net settlement criterion is not met, the purchased call option is not subsequently marked to market. As Champion Xinlixiang incurred a net loss in the fiscal year of 2010, pursuant to the terms of the original purchase agreement, the selling equity holders surrendered their 40% equity interest of US$911 in Champion Xinlixang to the Group for no consideration on October 1, 2010. As a result, the purchase call option was impaired by US$ 477 and US$201 in fiscal years of 2010 and 2011, respectively, (see Note 11).

On September 27, 2011, the Group decided to discontinue its Gaokao retake education services business (see note 4).

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

3. ACQUISITIONS - continued

Acquisition of Champion Xinlixiang - continued

No supplemental information on a pro forma basis has been presented for the above acquisitions as such information is not available without unreasonable effort and cost.

4. DISCONTINUED OPERATIONS

Gaokao retake business operated by Champion Xinlixiang has been in a loss position. As a result, on September 27, 2011, the Company decided to discontinue operations of Gaokao retake business and put the related assets and business up for sale. The Company has a plan to sell this operation before September 1, 2012. Financial statements for fiscal years of 2009 and 2010 have been adjusted to present the operations of Champion Xinlixiang as a discontinued operation.

In conjunction with the discontinuance of operations, the Company recorded an impairment loss of US$2,063 in fiscal year 2011 to write down the related carrying amounts of its assets to their fair values less cost to sell. The assets and liabilities of the discontinued operations are presented separately under the captions “Current (Long-term) assets of discontinued operations” and “Current (Non-current) liabilities of discontinued operations,”, in the accompanying consolidated balance sheets at September 30, 2010 and 2011, respectively and consist of the following:

	As of September 30,
	2010	2011
	US$	US$

Current assets of discontinued operations:
Cash and cash equivalents	1,450	1,209
Accounts receivable, net	2,905	14
Prepayment and other current assets	271	309
Property, plant and equipment, net	—	774

	4,626	2,306

Long-term assets of discontinued operations:
Property, plant and equipment, net	722	—
Goodwill	764	—
Other intangible assets, net	343	—
Purchased call option	200	—

	2,029	—

Current liabilities of discontinued operations:
Accrued expenses and other liabilities	2,839	548
Income tax payable	147	126
Deferred revenue, current portion	1,309	1,186

	4,295	1,860

Non-current liabilities of discontinued operations:
Deferred tax liabilities-non-current portion	136	—

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

4. DISCONTINUED OPERATIONS - continued

Summarized operating results from the discontinued operations included in the Group’s consolidated statement of operations were as follows for the years ended September 30, 2009, 2010 and 2011:

	Years ended September 30,
	2009	2010	2011
	US$	US$	US$

Revenues	—	2,167	1,776
Pre-tax profit (loss) from discontinued operations	2	(2,202)	(3,444)
Income tax expense	—	116	144
Income (loss) from discontinued operations, net of tax	2	(2,086)	(3,300)
Net loss of discontinued operations attributable to noncontrolling interest, net of tax	—	33	—
Net (loss) income from discontinued operations attributable to China Distance Education Holding
Limited, net of tax	2	(2,053)	(3,300)

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2010	2011
	US$	US$

Accounts receivable	6,248	7,851
Less: allowance for doubtful accounts	(2,236)	(3,190)

Accounts receivable, net	4,012	4,661

The allowance for doubtful accounts as of September 30, 2010 and 2011 were primarily related to accounts receivables of government agencies which have been outstanding for more than a year and are probably uncollectable.

Movement of allowance for doubtful accounts was as follows:

	As of September 30,
	2010	2011
	US$	US$

Balance at beginning of year	—	2,236
Charged to expenses	2,197	824
Foreign currency adjustment	39	130

Balance at end of the year	2,236	3,190

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

6. INVENTORIES, NET

Inventories consisted of the following:

	As of September 30,
	2010	2011
	US$	US$

Finished goods	416	285
Raw materials	183	78

	599	363

Inventories provision as of September 30, 2009, 2010 and 2011 were US$3, US$2 and US$3, respectively.

7. PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

		As of September 30,
	Notes	2010	2011
		US$	US$

Advance to the suppliers	(1)	143	1,585
Prepaid expenses		668	618
Refundable prepayments	(2)	306	320
Funds receivable	(3)	307	245
Prepaid course remuneration		119	—
Deposits		59	56
Others		437	357
Less: allowance for doubtful accounts	(2)	—	(320)

Prepayment and other current assets, net		2,039	2,861

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

7. PREPAYMENT AND OTHER CURRENT ASSETS - continued

(1)	Advance to the suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials and finished goods. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and is monitored on a regular basis by management. A charge to cost of sales will be recorded in the period in which a loss is incurred. To date, the Group has not experienced any loss of advances to suppliers.
(2)	The group prepaid a refundable fee to a government agency in 2010 as a sponsor of ITAT contest which was subsequently cancelled. In 2011, the Group recorded a full allowance as such prepaid amount has been outstanding for more than a year and is probably uncollectable.
(3)	Funds receivable arise due to the time taken to clear customers’ payment transactions through external payment networks. When customers remit fees to the Group via external payment networks using their bank account or credit card, there is a clearing period before the cash is received by the Group which usually takes one to three business days. These fees are treated as a receivable until the cash is received.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of September 30,
	2010	2011
	US$	US$

Buildings	4,840	5,077
Electronic and office equipment	5,065	6,020
Leasehold improvement and building improvement	1,034	917
Motor vehicles	573	1,293

Total	11,512	13,307
Less: Accumulated depreciation	(3,430)	(4,721)

	8,082	8,586

Depreciation expenses from continuing operations were US$930, US$1,142 and US$1,309, and from discontinued operations were nil, US$15 and US$140, for the years ended September 30, 2009, 2010 and 2011, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

9. GOODWILL

Goodwill was comprised of the following:

	Online education service	Start-up training service	Total
	US$	US$	US$
Gross amount
Balance as of September 30, 2009	5,272	1,614	6,886

Foreign currency adjustment	105	33	138

Balance as of September 30, 2010	5,377	1,647	7,024

Foreign currency adjustment	265	114	379

Balance as of September 30, 2011	5,642	1,761	7,403

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

Start-up training service - This reporting unit provides start-up training services to the Group’s customers located the PRC. It includes Zhengbao Yucai. The goodwill arising from the acquisitions of 60% equity interest in Zhengbao Yucai is fully allocated to this reporting unit.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has not recorded any impairment of goodwill on online education service and start-up training service.

The reporting unit of Gaokao retake business was discontinued and accordingly the related goodwill was fully impaired at the end of fiscal year 2011. (See note 4).

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

10. OTHER INTANGIBLE ASSETS, NET

Other intangible assets consisted of the following:

	As of September 30,
	2010	2011
	US$	US$

Computer software	1,803	2,278
Trademarks and domain names	1,251	1,337
Website	97	102
Courseware	446	468
Business contracts	486	510
Copyrights	597	627
Platform	199	208
Total intangible assets	4,879	5,530
Less: Accumulated amortization
Computer software	(887)	(1,369)
Trademarks and domain names	(443)	(585)
Website	(80)	(92)
Courseware	(266)	(334)
Business contracts	(172)	(296)
Copyrights	(186)	(320)
Platform	(88)	(152)

Accumulated amortization	(2,122)	(3,148)

Intangible assets, net	2,757	2,382

Amortization expenses from continuing operations were US$579, US$809 and US$900, and from discontinued operations were nil, US$42 and US$26, for the years ended September 30, 2009, 2010 and 2011, respectively.

The estimated amortization expenses for the above other intangible assets for each of the following fiscal years are as follows

Amortization
US$

2012	834
2013	652
2014	375
2015	219
2016	143
2017 and thereafter	159

2,382

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

10. OTHER INTANGIBLE ASSETS, NET - continued

The intangibles related to non-compete agreement of Gaokao retake business has been fully impaired due to the discontinuance of Gaokao retake business. (See note 11).

11. FAIR VALUE MEASUREMENT

The Group’s financial instruments consist of cash equivalents, term deposits, restricted cash, accounts receivable, other current assets, and other liabilities. The carrying amounts of these instruments approximate their fair values due to their short-term maturity.

The Group reviews goodwill for impairment annually or more frequently if events or changes in circumstances indicate the possibility of impairment. For the continuing operations, other intangible assets, purchased call options and other long-lived assets are measured at fair value on a nonrecurring basis when there is an indicator of impairment, and they are recorded at fair value only when impairment is recognized. For discontinued operations, such long-lived assets are measured at the lower of carrying amount or fair value less cost to sell.

These assets, as presented below are considered Level 3 assets because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing these assets.

Zhengbao Yucai	Purchased call options (acquisition of 30% interest in Zhengbao Yucai)
US$

Balance as of September 30, 2009	1,222
Impairment during the year	(162)
Foreign currency adjustment	23

Balance as of September 30, 2010	1,083
Impairment during the year	(1,115)
Foreign currency adjustment	32

Balance as of September 30, 2011	—

Based on an impairment test performed as of September 30, 2010, the purchased call options to acquire 40% equity interest in Zhengbao Yucai were impaired by US$162. As of September 30, 2011, the purchased call options acquired with the acquisitions of Zhengbao Yucai were written down to zero, because the Group acquired the additional 40% equity interest of Zhengbao Yucai in 2011 with no consideration. (See note 3)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

11. FAIR VALUE MEASUREMENT - continued

Champion Xinlixiang-Gaokao Retake business	Goodwill		Property plant and equipment		Non-compete agreement		Purchased call options (acquisition of 40% interest in Champion Xinlixiang)
	US$		US$		US$		US$

Balance as of September 30, 2009	2,144		—		651		670
Addition during the year	—		725		—		—
Amortization during the year	—		(17)		(34)		—
Impairment during the year	(1,407	) (1)	—		(274	) (2)	(477	) (4)
Foreign currency adjustment	27		14		—		7

Balance as of September 30, 2010	764		722		343		200
Addition during the year	—		1,110		—		—
Amortization during the year	—		(140)		(25)		—
Impairment during the year	(758	) (1)	(973	) (3)	(332	) (3)	(201	) (4)
Foreign currency adjustment	(6)		55		13		1

Balance as of September 30, 2010	—		774		—		—

(1)	The Group used the discounted cash flow (“DCF’) method of the income approach to assess the fair value of each reporting unit. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. Based on the goodwill impairment test as of September 30, 2010 and 2011, an impairment loss of US$1,407 and US$758 was recorded for Gaokao retake business.
(2)	Measured at lower of carrying amount or fair value, the non-compete agreement was impaired by US$274 during the year ended September 30, 2010.
(3)	Measured at the lower of carrying amount or fair value less cost to sell, the property plant, equipment and non-compete agreement were impaired by US$973 and US$332 during the year ended September 30, 2011, respectively.
(4)	The purchased call options acquired with the acquisitions of Champion Xinlixiang were re-measured using binomial model at September 30, 2010, and the option to purchase additional equity interest in Champion Xinlixiang was impaired by US$477. As of September 30, 2011, such purchased call option was fully impaired because the Group acquired the 40% equity interest for no consideration on October 1, 2010. (See Note 3)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

12. DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consisted of the following:

	As of September 30,
	2010	2011
	US$	US$

Deposit for purchase of property, plant and equipment	—	242

	—	242

13. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of September 30,
	2010	2011
	US$	US$

Long-term prepaid expenses	624	129
Rental deposits	108	587
Others	12	13

	744	729

Long-term prepaid expenses represent prepaid service fee for obtaining government authorization to provide the ITAT program, an information technique application training program, for a period of ten years. The amortization of the long term prepaid expenses was included in “cost of sales” on the consolidated statements of operations.

Rental deposits represent office rental deposits for the Group’s daily operations. These deposits are classified as non-current deposits since they will not be refunded within one year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

14. ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of September 30,
	2010	2011
	US$	US$

Accrued expenses	1,786	2,172
Salary and welfare payable	1,199	1,414
Other payable	380	1,235
Remuneration payable to lecturers	295	1,523
Uncertain income tax liabilities (Note 18)	162	170

	3,822	6,514

Other payable mainly represents other tax liabilities including business tax payable, value-added tax payable and withholding individual income tax payable.

15. ORDINARY SHARES

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

On November 20, 2008, the Company’s board of directors approved a share repurchase program effective November 20, 2008. Under the approved program, the Company is authorized to repurchase up to US$10 million worth of its issued and outstanding ADSs from time to time in open-market transactions on NYSE. On April 29, 2011, the Company’s board of directors approved additional share repurchase up to US$10 million worth of its issued and outstanding ADSs. During the years ended September 30, 2010 and 2011, the Company repurchased 1,909,600 and 9,223,188 ordinary shares for total considerations of US$2,172 and US$8,138, respectively. Such shares were immediately canceled after the repurchase.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

16. RESTRICTED NET ASSETS

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

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts, which is presented at cumulative deficits accounts in equity section of balance sheet. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Champion Technology and Champion Education Technology were established as wholly-owned foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

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

As a result of these PRC laws and regulations, appropriation to the statutory reserve amounted to US$1,053, US$1,076 and US$2,388 for the years ended September 30, 2009, 2010 and 2011, respectively. As of September 30, 2011, the aggregate amount of net assets of the relevant subsidiaries, VIE and VIE’s subsidiaries in the Group not available for distribution was US$15,612.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

17. NONCONTROLLING INTERESTS

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

On March 10, 2009, Beijing Champion acquired 60% of the equity interest in start-up training services. On September 30, 2009, Champion Wangge acquired 60% of the equity interest in Gaokao retake business. The Group’s noncontrolling interests represented 40% of the equity interest in start-up training service (Zhengbao Yucai) and Gaokao retake business (Champion Xinlixiang), respectively.

On June 1, 2011, the Group obtained 40% equity interest of Zhengbao Yucai through arbitration with no consideration, which was accounted for as equity transaction with no gain or loss recognized. (See note 3)

On October 1, 2010, as Champion Xinlixiang incurred a net loss in year 2010, pursuant to the terms of the original purchase agreement, the selling equity holders transferred their 40% equity interest in Champion Xinlixiang to the Group for no consideration. The acquisition was accounted for as equity transaction with no gain or loss recognized. (See note 3).

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

17. NONCONTROLLING INTERESTS - continued

	Start-up training business	Gaokao retake business	Total
	US$	US$	US$

Balance as of September, 30, 2008	—	—	—
Noncontrolling interest arising from acquisition of start-up training business	2,110	—	2,110
Noncontrolling interest arising from acquisition of Gaokao retake business	—	937	937
Net loss for the year	(82)	—	(82)
Foreign currency translation adjustments	(2)	—	(2)

Balance as of September 30, 2009	2,026	937	2,963

Net loss for the year	(911)	(33)	(944)
Foreign currency translation adjustments	11	7	18

Balance as of September 30, 2010	1,126	911	2,037

Net loss for the year	(303)	—	(303)
Foreign currency translation adjustments	33	—	33
Acquisition of noncontrolling interest of start-up training business	(856)	—	(856)
Acquisition of noncontrolling interest of Gaokao retake business	—	(911)	(911)

Balance as of September 30, 2011	—	—	—

18. TAXATION

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

Hong Kong

CDEL Hong Kong and PENCIL have not recorded tax provision for Hong Kong profits tax as the companies have not had assessable profits arising in or derived from Hong Kong.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

18. TAXATION - continued

China

The Enterprise Income Tax Law (the “EIT Law”) of the PRC, which took effect on January 1, 2008, has applied a uniform 25% enterprise income tax rate to all resident enterprise in China, including foreign invested enterprises.

In 2008, Beijing Champion and Champion Technology qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law, and therefore, were entitled to preferential income tax rates. Beijing Champion is subject to the tax rate of 15% from 2008 through 2010. Champion Technology is subject to the tax rate of 7.5% for 2008 through 2009 and 15% for 2010.

The HNTE status is valid for three years and qualifying entities can then apply to renew for an additional three years provided that the company’s business operations continue to qualify for HNTE status. In October 2011, Beijing Champion and Champion Technology renewed the HNTE qualification, and therefore, were continually entitled to the preferential income tax rate of 15% in years 2011 through 2013.

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2006 to 2010 remain subject to examination by the tax authorities.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

18. TAXATION - continued

China - continued

Income (loss) before income taxes from continuing operations consisted of:

	Years ended September 30,
	2009	2010	2011
	US$	US$	US$

Non - PRC	(4,668)	(5,030)	(6,873)
PRC	7,250	4,849	7,039

	2,582	(181)	166

The current and deferred components of the income tax benefit/(expense) from continuing operations appearing in the consolidated statements of operations are as follows:

	Years ended September 30,
	2009	2010	2011
	US$	US$	US$

Current tax expense	148	1,044	1,948
Deferred tax (benefit)/expense	1,330	(469)	(977)

	1,478	575	971

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

18. TAXATION - continued

China - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended September 30,
	2009	2010	2011
	US$	US$	US$

(Loss)/Income before taxes	2,582	(181)	166

Income tax expense/(benefit) computed at applicable tax rates of 25%	646	(45)	42
Effect of different tax rates in different jurisdictions	1,107	1,224	1,667
Non-deductible expenses	177	223	260
Effect of tax holidays	(988)	(936)	(860)
Effect of tax rate changes	500	—	—
Effect of valuation allowances	132	109	(138)
Decrease in unrecognized tax benefit balance	(96)	—	—

	1,478	575	971

Effective income tax rate	57.24%	(317.68%)	584.94%

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

As a result of the Group’s assessment of its tax positions, the unrecognized tax benefit was recorded US$159, US$ 163 and US$ 170 as of September 30, 2009, 2010 and 2011, respectively. The subsequent changes of the unrecognized tax benefit were due to foreign currency adjustment.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

18. TAXATION - continued

China - continued

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits

Balance - September 30, 2009	159
Foreign currency adjustment	3

Balance - September 30, 2010	162
Foreign currency adjustment	8

Balance - September 30, 2011	170

The unrecognized tax benefits would impact the effective tax rate, if recognized in connection with the normal tax return preparation. It is possible that the amount of unrecognized tax benefits will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

The aggregate amount and per share effect of the tax holidays are as follows:

	Years ended September 30,
	2009	2010	2011
	US$	US$	US$

The aggregate amount of tax holidays	988	936	860

The aggregate effect on basic and diluted net income per share:
- Basic	0.01	0.01	0.01

- Diluted	0.01	0.01	0.01

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

18. TAXATION - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes from continuing operations are as follows:

	As of September 30,
	2010	2011
	US$	US$

Current deferred tax assets
Payroll payable	176	217
Accrued expenses	185	439
Allowance for doubtful accounts	523	822
Net operating loss carry-forwards	133	78

Total current deferred tax assets	1,017	1,556

Less: valuation allowance	(1)	—

Current deferred tax assets, net	1,016	1,556

Non-current deferred tax assets
Intangible assets	147	116
Property, plant and equipment	143	147
Net operating loss carry-forwards	628	670

Total non-current deferred tax assets	918	933

Less: valuation allowance	(236)	(66)

Non-current deferred tax assets, net	682	867

Non-current deferred tax liabilities
Intangible assets	258	199
Purchased call option	271	—

Total non-current deferred tax liabilities	529	199

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

18. TAXATION - continued

China - continued

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution at September 30, 2011 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of September 30, 2011, the Group has not declared any dividends.

19. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$1,350, US$1,915 and US$2,464 for the years ended September 30, 2009, 2010 and 2011, respectively. Employee benefits from continuing operations were US$1,350, US$1,842 and US$2,412, and from discontinued operations were nil, US$73 and US$52 for the years ended September 30, 2009, 2010 and 2011, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the income statement as incurred. The total amounts for such employee benefits were US$2, US$2 and US$2 for the years ended September 30, 2009, 2010 and 2011, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

20. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices, servers and bandwidth with initial terms of one-year or more consisted of the following at September 30, 2011:

US$
Years ending September 30,
2012	2,941
2013	2,105
2014	204

5,250

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended September 30, 2009, 2010 and 2011, total rental expenses from continuing operations for all operating leases amounted to US$1,555, US$2,686 and US$2,844, respectively. Rental expenses from discontinued operations for all operating leases amounted to nil, US$789 and US$750, respectively.

Legal contingencies

The group is a party in potential claims arising in the ordinary course of business. The Group does not believe that the resolution of these matters will have a material adverse effect on its financial position or results of operations.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

21. SEGMENT REPORTING

The Group operates and manages its business as a single segment that includes primarily the provision of online and offline education services and selling of related products.

The revenues attributable to the different service and product groups are as follows:

	Years ended September 30,
	2009	2010	2011
	US$	US$	US$

Online education services	22,279	23,982	30,788
Books and reference materials	2,709	3,939	4,743
Offline education services	2,576	1,557	2,907
Others	2,557	3,101	3,126

	30,121	32,579	41,564

Online education services accounted for 74.1%, 73.6% and 74.0% of the Group’s total net revenue for the years ended September 30, 2009, 2010 and 2011, respectively. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.

Geographic disclosures:

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

22. NET (LOSS) INCOME PER SHARE

Basic and diluted net (loss) income per share for each of the periods presented were calculated as follows:

	Years ended September 30,
	2009	2010	2011
	US$	US$	US$

Numerator:
Income (loss) from continuing operations	1,186	155	(502)
Income (loss) from discontinued operations, net of tax	2	(2,053)	(3,300)
Net (loss) income	1,188	(1,898)	(3,802)
- allocated to ordinary Share - basic	1,188	(1,898)	(3,800)
-allocated to nonvested restricted share - basic	—	—	(2)

Denominator:
Weighted average number of ordinary shares outstanding	140,260,811	138,232,493	133,489,261
Weighted average number of nonvested restricted share	—	—	82,466
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	215,130	—	—

Weighted average ordinary shares outstanding used in computing diluted net income per share	140,475,941	138,232,493	133,571,727

Basic net (loss) income per share
Basic from continuing operations	0.01	—	—
Basic from discontinued operations (net of tax)	—	(0.01)	(0.03)

Basic	0.01	(0.01)	(0.03)

Basic net (loss) income per nonvested restricted share
Basic from continuing operations	—	—	—
Basic from discontinued operations (net of tax)	—	—	(0.03)

Basic	—	—	(0.03)

Diluted net (loss) income per share
Diluted from continuing operations	0.01	—	—
Diluted from discontinued operations (net of tax)	—	(0.01)	(0.03)

Diluted	0.01	(0.01)	(0.03)

Basic net (loss) income per share
- allocated to ordinary Share - basic	0.01	(0.01)	(0.03)
-allocated to nonvested restricted share - basic	—	—	(0.03)
Diluted	0.01	(0.01)	(0.03)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

23. SHARE INCENTIVE PLAN

Share options

On April 18, 2008, the Company’s shareholders approved the “China Distance Education Holdings Limited Share Incentive Plan” (the “Prior Plan”), which permits the grant of share options and shares to its employees and non-employees (the “Participants”). The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the “Participants” under the Prior Plan should not exceed 11,652,556 ordinary shares of par value US$0.0001 per share. On July 2, 2008, the Company’s shareholders approved the “China Distance Education Holdings Limited 2008 Performance Incentive Plan” (the “New Plan”). Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is equal to 5% of the total number of ordinary shares issued and outstanding as of August 4, 2008, plus an automatic annual increase on October 1 of each calendar year commencing with October 1, 2008, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, or (ii) such number of ordinary shares as may be determined by the Company’s board of directors. The purpose of these share incentive plans is to promote the success of the Company and the interests of its shareholders by providing a means through which the Company may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of recipients with those of the Company’s shareholders generally. The Prior Plan will expire on April 17, 2018. The New Plan will expire on the tenth anniversary date of August 4, 2008. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those option awards generally vest within 4 years of continuous service and have 10-year contractual terms. Share awards generally vest for 1 year.

By a resolution of the board of directors on April 18, 2008, 11,652,556 share options were authorized to be granted to certain employees and non-employees. An aggregate of 11,045,500 share options were granted, including a total of 10,060,600 granted to employees on April 18, 2008 and May 31, 2008, and 984,900 granted to non-employees on April 18, 2008 (collectively “the first round”). The share options had an exercise price of US$2.995966 per share and a graded vesting term of four years. For the options granted to non-employees, the Group determined the measurement date to be the performance commitment date pursuant to the service supplemental agreements, in which the penalty for nonperformance was stipulated and represented a sufficiently large disincentive for nonperformance.

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

On November 17, 2008, the Company’s board of directors and compensation committee approved to provide a compensation package for the non-executive directors. 400,000 options were granted to five directors on December 2, 2008. These options are subject to a two-year vesting schedule with 50% vesting in each year. The exercise price is US$0.82 per share which was determined by the closing price of the Company’s ADSs on NYSE on December 2, 2008.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

23. SHARE INCENTIVE PLAN - continued

Share options - continued

On December 2, 2008 (the “repricing date”), the Company’s board of directors and compensation committee approved to amend the terms of certain stock options granted to 260 employees and 17 non-employees to reduce the exercise price of all outstanding share options from US$2.995966 per share to US$0.82 per share based on the closing price of the Company’s ADSs on NYSE on December 2, 2008. The amendments did not change the vesting provisions or the number of shares subject to any of the option awards. This was accounted for as a share option modification and required the remeasurement of the fair value of these share options. This remeasurement resulted in a total incremental share-based compensation of US$2,699, of which US$752 and US$853 were recognized in the year ended September 30, 2009 and 2010, and the remaining is recognized ratably over the remaining vesting period of the award.

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

By a resolution of the board of directors on September 27, 2011, 1,000,600 share options were granted to selected employees with an exercise price per share equal to US$0.615, which was determined by the closing price of the Company’s ADSs on NYSE on September 27, 2011. These options are subject to a two-year vesting schedule with 25% vesting semi-annually. By the same resolution of the board of directors on September 27, 2011, 400,000 fully-vested options were granted to selected directors with an exercise price per share equal to US$0.615, which was determined by the closing price of the Company’s ADSs on NYSE on September 27, 2011.

Also by that resolution of the board of directors on September 27, 2011, the Company’s board of directors approved to amend the terms of certain stock options granted to 172 employees and 17 non-employees representing 9,465,000 share options. The amendments included (i) reduction of the exercise price of share options from US$0.82 per share to nil for one selected employee, and to reduce the exercise price of share options from US$0.82 per share to US$0.615 per share based on the closing price of the Company’s ADSs on NYSE on September 27, 2011 for the other 171 employees and 17 non-employees; (ii) acceleration of the vesting of share options to fully vested on September 27, 2011; (iii) an option of a three-year interest-free loan for exercising such options. The amendments did not change the vesting provisions or the number of shares subject to any of the option awards. This amendment was accounted for as a share option modification and required the re-measurement of the fair value of these share options. This re-measurement resulted in a total incremental share-based compensation of US$1,658, all of which was recognized in the year ended September 30, 2011.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

23. SHARE INCENTIVE PLAN - continued

Share options - continued

Share option granted to employees and non-executive directors	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value

Outstanding, October 1, 2010	10,642,892	US$	0.92	7.73	3,438
Granted	9,888,388	US$	0.53
Exercised	(91,012)	US$	0.82
Forfeited	(641,608)	US$	0.88
Cancelled	(8,487,788)	US$	0.82

Outstanding, September 30, 2011	11,310,872	US$	0.65	7.14	—

Expected to vest, September 30, 2011	1,639,652	US$	1.10	9.27	—

Exercisable at September 30, 2011	9,671,220	US$	0.58	6.78	645

The weighted-average grant-date fair value of options granted to employees and non-executive directors during the year 2009, 2010 and 2011 was US$1.40, US$0.87 and US$0.26, respectively.

Share option granted to non-employees	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value

Outstanding, October 1, 2010	977,212	US$	0.82	7.55	418
Granted	977,212	US$	0.62
Cancelled	(977,212)	US$	0.82

Outstanding, September 30, 2011	977,212	US$	0.62	6.55	27

Exercisable at September 30, 2011	977,212	US$	0.62	6.55	27

The weighted-average grant-date fair value of options granted to non-employees during the year 2009, 2010 and 2011 was US$0.82, nil and US$0.26 respectively.

The total intrinsic value of options exercised during the year ended September 30, 2011 was US$30. As of September 30, 2011, the unrecognized share-based compensation cost related to share options amounted to approximately US$682. This compensation cost is expected to be recognized over a weighted-average vesting period of 2.07 years. Forfeitures were estimated based on historical experience. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation expenses related to these awards may be different from the expectation.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

23. SHARE INCENTIVE PLAN - continued

Share options - continued

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

The Company used the Black Scholes Model to estimate the fair value of the share options on the grant dates with the following assumptions:

	For the year ended September 30,
	2010	2011

Risk-free interest rate	3.31%	1.40% ~ 1.86%
Dividend yield	—	—
Expected volatility	47%	51%
Expected life (in years)	5.47	3.71 ~ 5.63

Nonvested restricted shares

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011

(In thousands, except share and per share data)

23. SHARE INCENTIVE PLAN - continued

On December 3, 2010, the Company granted 100,000 nonvested restricted shares of the Company to directors (the “participants”) that had been outstanding at the grant date. These shares are restricted on transferability and will be forfeited if the participants cease to provide requisite service to the Company. The restriction will be removed on the first anniversary of the issuance day. The grant-date fair value of a nonvested restricted share was US$1.25, which was the closing price of the Company’s ADSs on NYSE on December 3, 2010.

This grant results in a total share-based compensation of US$125, which will be recognized ratably over the requisite service period of one year. As of September 30, 2011, 100,000 shares were outstanding with unrecognized compensation cost of US$21 and with the weighted average period of 0.23 years.

A summary of the nonvested restricted shares activity is as follows:

	Number of Nonvested restricted shares outstanding	Weight average grant-date fair value
	US$

Nonvested restricted shares outstanding at September 30, 2010	—	—
Granted	100,000	1.25
Forfeited	—	—

Nonvested shares outstanding at September 30, 2011	100,000	1.25

Total share-based compensation expense of share-based awards granted to employees, non-employees and non-executive directors recognized for the years ended September 30, 2009, 2010 and 2011 are as follows:

	As of September 30,
	2009	2010	2011
	US$	US$	US$

Cost of services	1,854	1,787	1,999
General and administrative expenses	1,612	2,033	3,347
Selling expenses	454	567	678

	3,920	4,387	6,024

24. SUBSEQUENT EVENTS

On November 16, 2011, the Company approved and declared a special cash dividend of $0.12 per ordinary share on its total 135,565,361 outstanding shares as of the close of trading on December 15, 2011.

On December 5, 2011, a total amount of 7,769,168 share options was exercised, of which 6,370,868 share options were exercised at US$0.615 per share through interest-free loans of US$3,940 provided by the Company and the remaining 1,398,300 share options were exercised at nil. These loans are repayable upon sales of the related ordinary shares within three years or termination of employment, whichever is earlier.