Form 20-F
period 2012-09-30
China Distance Education Holdings LTD
filed 2013-01-31
CIK 1438644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2012

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 134,386,849 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended September 30, 2010, 2011 and 2012 and audited consolidated balance sheet data as of September 30, 2011 and 2012.

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

A. Selected Consolidated Financial Data

The selected consolidated statements of operations data for the fiscal years ended September 30, 2010, 2011 and 2012 and the selected consolidated balance sheets data as of September 30, 2011 and 2012 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended September 30, 2008 and 2009 and the selected consolidated balance sheets data as of September 30, 2008, 2009 and 2010, are derived from our audited consolidated financial statements, which are not included in this annual report. The following information should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Years Ended September 30,
	2008	2009	2010	2011	2012
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	13,900	22,279	23,982	30,788	40,281
Books and reference materials	1,616	2,709	3,939	4,743	4,438
Others	2,058	5,133	4,658	6,033	7,383

Total net revenues	17,574	30,121	32,579	41,564	52,102

Cost of sales:
Cost of services (5)	(5,981)	(12,834)	(13,283)	(16,840)	(20,494)
Cost of tangible goods sold	(818)	(1,577)	(2,070)	(2,794)	(2,587)

Total cost of sales	(6,799)	(14,411)	(15,353)	(19,634)	(23,081)

Gross profit	10,775	15,710	17,226	21,930	29,021
Operating expenses:
Selling expenses (5)	(2,448)	(6,722)	(7,176)	(9,771)	(11,337)
General and administrative expenses (5)	(3,906)	(7,432)	(10,535)	(12,221)	(8,248)
Impairment of purchased call option	—	—	(162)	(1,115)	—

Total operating expenses	(6,354)	(14,154)	(17,873)	(23,107)	(19,585)
Other operating income	209	292	74	603	58
Other expense	(144)	—	—	—	—

Operating income (loss)	4,486	1,848	(573)	(574)	9,494
Interest income (expense), net	176	740	458	883	1,119
Exchange loss	(75)	(6)	(66)	(143)	(40)
Equity in loss of an affiliated company	(64)	—	—	—	—

Income (loss) before income taxes	4,523	2,582	(181)	166	10,573
Less: Income tax expense	(526)	(1,478)	(575)	(971)	(2,600)

Net income (loss) from continuing operations	3,997	1,104	(756)	(805)	7,973
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion to beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(9,332)	—	—	—	—
Net loss of continuing operations attributable to noncontrolling interest	—	82	911	303	—

Net income (loss) from continuing operations attributable to China Distance Education Holdings Limited	(5,335)	1,186	155	(502)	7,973
Net income (loss) from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	—	2	(2,053)	(3,300)	236

Net income (loss) attributable to China Distance Education Holdings Limited	(5,335)	1,188	(1,898)	(3,802)	8,209

Net income (loss) per ordinary share:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	(0.05)	0.01	0.00	0.00	0.06
Basic from discontinued operations	—	0.00	(0.01)	(0.03)	0.00
Basic	(0.05)	0.01	(0.01)	(0.03)	0.06
Diluted from continuing operations	(0.05)	0.01	0.00	0.00	0.06
Diluted from discontinued operations	—	0.00	(0.01)	(0.03)	0.00
Diluted	(0.05)	0.01	(0.01)	(0.03)	0.06

	Years Ended September 30,
	2008	2009	2010	2011	2012
	(In thousands of $, except share, per share and per ADS data)
Net income (loss) per ADS:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders (1)
Basic from continuing operations	(0.20)	0.03	0.00	(0.01)	0.24
Basic from discontinued operations	—	0.00	(0.06)	(0.10)	0.01
Basic	(0.20)	0.03	(0.06)	(0.11)	0.25
Diluted from continuing operations	(0.20)	0.03	0.00	(0.01)	0.24
Diluted from discontinued operations	—	0.00	(0.06)	(0.10)	0.01
Diluted	(0.20)	0.03	(0.06)	(0.11)	0.25
Weighted average shares used in calculating net income (loss) per share:
Basic	100,373,673	140,260,811	138,232,493	133,571,727	133,996,737
Diluted	100,373,673	140,475,941	138,232,493	133,571,727	134,363,108
Other Consolidated Financial Data from Continuing Operations:
Gross Margin (2)	61.3%	52.2%	52.9%	52.8%	55.7%
Operating Margin (3)	25.5%	6.1%	(1.8)%	(1.4)%	18.2%
Net Margin (4)	22.7%	3.9%	0.5%	(1.2)%	15.3%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents operating income (loss) as a percentage of net revenues.
(4)	Net margin represents net income (loss) from continuing operations as a percentage of net revenues.
(5)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	Years Ended September 30,
	2008	2009	2010	2011	2012
	(in thousands of $)
Cost of services	689	1,854	1,787	1,999	37
Selling expenses	161	454	567	678	16
General and administrative expenses	629	1,612	2,033	3,347	88

Total share-based compensation expenses	1,479	3,920	4,387	6,024	141

	As of September 30,
	2008	2009	2010	2011	2012
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	66,223	19,091	57,305	49,738	49,723
Total assets	85,326	92,533	95,971	93,878	89,986
Deferred revenue	3,891	6,025	7,545	7,861	9,450
Refundable fees	4,688	1,781	1,564	2,580	3,524
Total liabilities	12,576	15,661	18,948	21,144	25,369
Total China Distance Education Holdings Limited shareholders’ equity	72,750	73,909	74,986	72,734	64,617
Total liabilities and equity	85,326	92,533	95,971	93,878	89,986

Exchange Rate Information

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB6.2848 to $1.00, the noon buying rate in effect as of September 30, 2012. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On January 25, 2013, the noon buying rate was RMB6.2203 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Renminbi per U.S. dollars Noon Buying Rate
	Average (1)	Low	High	Period End
Fiscal year ended September 30, 2008	7.0936	7.5158	6.7800	6.7899
Fiscal year ended September 30, 2009	6.8302	6.8842	6.8171	6.8262
Fiscal year ended September 30, 2010	6.8112	6.8330	6.6869	6.6950
Fiscal year ended September 30, 2011	6.5356	6.6912	6.3778	6.3780
Fiscal year ended September 30, 2012	6.3376	6.3879	6.2790	6.2848
Most recent six months:
August 2012	6.3593	6.3738	6.3484	6.3484
September 2012	6.3200	6.3489	6.2848	6.2848
October 2012	6.2666	6.2877	6.2416	6.2480
November 2012	6.2364	6.2454	6.2250	6.2275
December 2012	6.2328	6.2502	6.2251	6.2301
January 2013 (through January 25, 2013)	6.2214	6.2303	6.2134	6.2203

Source: Federal Reserve Bank of New York and U.S. Federal Reserve

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

If we are unable to continue to attract course participants to enroll in our courses, or to charge our course participants competitive but profitable fees, our revenues may decline and we may not be able to maintain profitability.

The success of our business depends primarily on the number of enrollments in our courses and the amount of course fees that we can charge. Therefore, our ability to continue to attract course participants to enroll in our courses and charge our course participants competitive but commercially profitable fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new courses and enhance existing courses to respond to changes in market trends and demands of course participants, to effectively market our courses to a broader base of prospective course participants, to train and retain qualified lecturers and tutors, to develop or acquire additional high-quality educational content and to respond to competitive pressures. In addition, the expansion of our courses, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new courses, services and products or maintain their quality and consistency, or other factors. For example, with respect to our Gaokao retake preparation and high-school supplementary tutoring business operated by Champion Xinlixiang, we have suffered significant operating losses for the fiscal year ended September 30, 2011. As a result, we discontinued such business in September 2011 and sold same to a third party in May 2012. Furthermore, we may not be able to develop and offer additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. If we are unable to continue to attract course participants to enroll in our courses, increase enrollments in our relatively new courses, or charge our course participants competitive but profitable fees, our revenues may decline and we may be unable to achieve revenue growth or maintain our profitability.

If we fail to develop and introduce new courses, services and products that meet our target customers’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the legal, healthcare, construction engineering and other industries, as well as participants of online courses for self-taught learners seeking higher education and other forms of online and offline education. In addition to regular classes, we have also introduced, in the past couple of years, “elite” classes and “premium” classes within some of our most popular course offerings to better serve the needs of high-end customers. The profitability of the elite classes may be subject to risks given that the course participants enjoy refund privileges if certain pre-agreed conditions are met. The profitability of the premium classes may also be subject to risks given that course participants enjoy a 50% discount off the fee of the same courses they may enroll in for the following year if certain pre-agreed conditions are met. The profitability of courses for the examinations of American Institute of CPAs and certain accounting, healthcare and construction engineering courses may also be subject to risks given that course participants may retake the same courses free of charge for the following year if certain pre-agreed conditions are met. We also offer business start-up training courses, which are subsidized by governments, to target university students, job seekers and individuals interested in learning to start a business, the profitability of which may be subject to risks given that the subsidy we are entitled to receive from government authorities in certain provinces and cities may be reduced if certain stipulated conditions in the government authorities’ subsidy policies are not met. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

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

We have enhanced our brand promotion efforts in recent years , but we cannot assure you that our marketing efforts will be successful in further promoting our brands. If we are unable to further enhance our brand recognition and increase awareness of our courses, services and products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected.

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

Most of our courses are conducted by lecturers, comprised primarily of academics from post-secondary educational institutions and experienced practitioners within their respective industries in China. The popularity and effectiveness of our courses depend on the teaching ability of these lecturers and their reputation as skilled lecturers. Our lecturers are typically engaged on a part-time contractual basis for periods ranging from one to three years, except for some more experienced lecturers for whom the contract periods are relatively longer. Most lecturers are not bound by exclusivity restrictions. If our lecturers fail to deliver quality lectures as a result of inadequate devotion of their time and energy to our courses or for other reasons, our business may be adversely affected. In addition, as the online education industry grows and matures, we may face increasing competition from our competitors for lecturers with good reputations and effective teaching skills, and on whom we rely for the delivery of quality services and to maintain and promote our leading market position. Furthermore, some provinces and municipalities where we have business operations have promulgated local regulations prohibiting public school teachers from providing paid tutoring services. For example, Beijing has promulgated a regulation prohibiting public school teachers from taking part-time jobs during working days at educational institutions run with social resources or organizing students to accept paid tutoring services. If our lecturers that are academics from post-secondary educational institutions choose to, or are forced to, discontinue their relationship with us to comply with the relevant local regulations, we will need to seek new lecturers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all. Any failure to attract qualified lecturers or to maintain or improve the quality of our lectures could adversely affect our reputation and operating results. Additionally, the lecturers may even turn into our competitors after they discontinue their relationship with us, which could further adversely affect our operating results.

Failure to attract and retain qualified personnel and experienced senior management could disrupt our operations and adversely affect our business and competitiveness.

Our continuing success is dependent, to a large extent, on our ability to attract and retain qualified personnel and experienced senior management. If one or more of our senior management team members are unable or unwilling to continue to work for us, we may not be able to replace them within a reasonable period of time or at all, and our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses in recruiting and training additional personnel. Although our senior management members are subject to certain non-competition restrictions during, and for a period of two years after termination of their employment, we cannot assure you that such non-competition restrictions will be effective under PRC law. If any of our senior management joins a competitor or forms a competing business, our business may be severely disrupted. We have no key man insurance with respect to our key personnel that would provide insurance coverage payable to us for loss of their employment due to death or otherwise.

Zhengdong Zhu, our chairman, chief executive officer and co-founder of our business, has played an important role in the growth and development of our business since its inception, and a loss of his services in the future could severely disrupt our business and negatively affect investor confidence in us, which may also cause the market price of our ADSs to go down.

Zhengdong Zhu, our chairman, chief executive officer and co-founder of our business, has played an important role in the growth and development of our business since its inception. To date, we have relied heavily on Mr. Zhu’s expertise in, and familiarity with, our business operations, his relationships with our employees, and his reputation in the online education industry. In addition, Mr. Zhu continues to be primarily responsible for formulating our overall business strategies and spearheading the growth of our operations. If Mr. Zhu were unable or unwilling to continue in his present positions, we may not be able to easily replace him and may incur additional expenses to identify and train his successor. In addition, if Mr. Zhu were to join a competitor or form a competing business, it could severely disrupt our business and negatively affect our financial condition and results of operations. Although Mr. Zhu is subject to certain non-competition restrictions during, and for a period of two years after termination of, his employment with us, we cannot assure you that such non-competition restrictions will be effective under PRC law. Moreover, even if the departure of Mr. Zhu from our company would not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that his departure could severely damage our business and operations and could negatively affect investor confidence in us, which may cause the market price of our ADS to go down. We do not maintain key man insurance on Mr. Zhu.

Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of our outstanding ordinary shares and, as a result, he has significantly greater influence over us and our corporate actions relative to our public shareholders and his interests may not be aligned with the interests of other shareholders.

As of December 31, 2012, our co-founder and chief executive officer, Mr. Zhu, beneficially owned 74,171,493 ordinary shares or approximately 54.77% of our outstanding ordinary shares. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.

We have experienced seasonality and expect in the future to continue to experience seasonality in revenues related to the provision of our education courses primarily due to seasonal changes in course enrollments and the timing of various exams. We typically open new online courses to enrollment approximately six months before the relevant exam date. As the majority of our course participants take non-refundable courses relating to the main professional accounting exams, which are typically held in May and September, we historically have experienced higher revenues during the quarters ending June 30 and September 30 of each fiscal year. With respect to our refundable courses, which is also primarily related to the main professional accounting exams, we typically recognize revenues 15-30 days after the release of the relevant exam results when the participants’ applicable refund privileges expire, resulting in higher revenues in the quarter ended March 31 and September 30. With respect to our professional continuing education courses, we typically recognize revenues when course participants complete the stipulated study hours and take the examinations, or on a straight line basis over the subscription period, starting from a course participant’s enrollment date, ranging from three months to one year. As the majority of our course participants take accounting professional continuing education courses in the second half of the calendar year, we historically have experienced higher revenues during the quarters ending September 30 and December 31 of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. However, the 2012 Elementary Level, Intermediate Level and Advanced Level Accounting Professional Qualification Exams were postponed to October 27 and 28, 2012, which were originally scheduled to be held on the third weekend of May and the first weekend of September of the same year, respectively. In addition, part of the 2012 CPA Qualification Examination was postponed to October 13 and 14, 2012, which was originally scheduled to be held on the third weekend of September of the same year. As a result of such exam dates delay, deferred revenue generated from our test preparation courses relating to these major accounting exams was not fully recognized as revenue by May 2012 and September 2012, respectively, but were recognized over a longer period of time through October 2012. In addition, refundable fees relating to the 2012 Elementary Level and Intermediate Level Accounting Professional Qualification Exams were not recognized as revenue in the fourth fiscal quarter ended September 30, 2012 and were instead recognized in the first fiscal quarter ended December 31, 2012 when the exam results were released. Although such postponement did not affect overall revenue seasonality in the fiscal year ended September 30, 2012, these fluctuations could result in volatility and adversely affect the price of our ADSs in the future. As our revenues grow, these seasonal fluctuations may become more pronounced.

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

We cannot assure you that our services and products do not or will not infringe any intellectual property rights held by third parties. We have in the past, in the ordinary course of business, experienced claims for intellectual property infringement, none of which has had a material effect on our business. We cannot assure you that in the future we would not receive claims of infringement of third parties’ proprietary rights or claims for indemnification resulting from infringement arising from our services or products. We may also become subject to claims that content on our websites or in the books and reference materials or marketing materials that we or our lecturers author or distribute is in fact protected by third parties’ copyrights or trademark.

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

Public concerns over the security and privacy of electronic settlement, online transmittal and communications have to some extent constrained the rapid development and expansion of online transactions. If these concerns are not adequately addressed, they will restrict the growth of value-added telecommunications services generally, and in particular the use of the Internet as a means of conducting commercial transactions. If a well-publicized breach of security were to occur, general usage of value-added telecommunications services could decline, which could reduce our visitor traffic and the number of course participants, and impede our growth. We have not experienced any material cyber attacks on our information technology systems and are continuously vigilant about protecting and improving our cyber security. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft or misuse of personal data of our course participants. Further, security breaches could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation and ability to attract or retain course participants. In addition, we do not have any cyber security insurance coverage for our operations, and any material cyber attack on our information technology systems and our online education websites could expose us to substantial costs and losses.

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

We adopted our Share Incentive Plan in April 2008, the Prior Plan, under which we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2012. We adopted in July 2008, and amended and restated in February 2009 and May 2012, respectively, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 12,545,999 ordinary shares as of September 30, 2012, plus an automatic annual adjustment. Pursuant to the New Plan, we had granted options for the purchase of a total of 3,162,500 ordinary shares, and issued 157,143 restricted shares, to selected directors, and employees as of September 30, 2012. In addition, on September 27, 2011, we revised the exercise price of 8,066,700 and 1,398,300 options under the Prior Plan from $0.82 to $0.615, which equaled the per share value of our ADS on the NYSE at the close of trading on September 27, 2011, and zero per share, respectively. Furthermore, the re-priced options had been accelerated to be fully vested on the same day. In connection with our declaration of special cash dividend of US$0.12 per ordinary share on November 13, 2012, we also reduced the exercise price of all outstanding options under our Prior and New Plans by the same amount per share. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plan.” In connection with the share options we granted and restricted shares we issued, we incurred $4.4 million, $6.0 million and $0.1 million of share-based compensation expenses in the fiscal years ended September 30, 2010, 2011 and 2012, respectively, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Share-based Compensation Expenses.” The expenses associated with options granted and restricted shares issued under the share incentive plans may continue to impact our future results of operations. In addition, if we grant additional options, restricted shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders.

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

We have historically complemented our organic growth through the selective acquisition of complementary businesses, assets, products or technology, or the formation of joint ventures, and we may continue to do so in the future. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. Consummation of acquisitions and the subsequent integration of new assets and businesses into our own could also be costly and require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect and may even result in our suffering losses. With respect to the Gaokao retake preparation and high-school supplementary tutoring business we acquired in September 2009, we have suffered significant operating losses for the fiscal year ended September 30, 2011. As a result, we discontinued such business in September 2011 and sold same to a third-party in May 2012. Moreover, completions of acquisitions are typically subject to various approval processes. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay. Furthermore, acquisitions or joint ventures could result in the use of substantial amounts of cash, potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, the incurrence of significant goodwill, intangible assets and other long-term assets impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

Our business could be materially and adversely affected by natural calamities, such as floods and earthquakes or health epidemics such as influenza, severe acute respiratory syndrome or other epidemics. On May 12, 2008, a major earthquake struck China’s populous Sichuan province and was felt across much of the country, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of an announcement by the Ministry of Finance to postpone the administration of the Elementary Level and Intermediate Level Accounting Professional Qualification Exams across China as a direct result of the earthquake, which exams were originally scheduled to be held on the third weekend of May 2008. On July 2, 2008, the Ministry of Finance announced that these exams will be held on September 6 and 7, 2008. As a result of the exam dates being rescheduled from May 2008 to September 2008, deferred revenue generated from our test preparation courses relating to the two major accounting exams was not fully recognized as revenue by May 2008, but were recognized over a longer period of time through September 2008. In addition, refundable fees relating to these two exams were not recognized as revenue in the fiscal fourth quarter ended September 30, 2008 and were instead recognized in the fiscal first quarter ended December 31, 2008 when the exam results were released. In addition, in recent years, there were reports regarding the occurrences of various forms of influenza in different parts of China, including cases resulting in deaths. Any occurrences of natural calamities or epidemics may result in the postponement or rescheduling of examinations for which we provide courses, which may in turn have an adverse impact on our revenues and performance. In addition, if our employees are affected by natural calamities or contagious or virulent diseases, we may fail to provide our courses, materials and services in a timely manner, which will have an adverse impact on our financial performance. We have not adopted any written preventive measures or contingency plans to combat any future natural calamities or outbreak of epidemics. Any natural calamities or prolonged recurrence of adverse public health developments in China may have a material and adverse effect on our business operations, financial performance and prospects.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to our annual report on Form 20-F for the fiscal year ended September 30, 2012.

Our management has concluded that our internal control over financial reporting was effective as of September 30, 2012. Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of September 30, 2012. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of law. For example, on July 13, 2006, MII issued the Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MII Notice. The MII Notice prohibits a domestic telecommunications service provider from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in China. According to the MII Notice, either the holder of a value-added telecommunications service license or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The MII Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In order to comply with the MII Notice, we have transferred all domain names and trademarks that are primarily used in connection with our online business activities from Champion Technology to Beijing Champion.

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

Our contractual arrangements may be subject to severe censorship under PRC laws and regulations and, thus, be challenged by relevant regulatory authorities.

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

In addition, these contractual arrangements, including the Technical Support and Consultancy Services Agreement, Equity Pledge Agreements, Exclusive Purchase Rights Agreement, and the related Powers of Attorney, are governed by PRC law, and most of these agreements (excluding the Powers of Attorney) provide for the resolution of disputes through arbitration before the China International Economic and Trade Arbitration Center, or CIETAC, in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these arrangements would be resolved through arbitration before CIETAC or, in the case of disputes arising from the Powers of Attorney, through litigation in the PRC, in each case in accordance with PRC legal procedures. Furthermore, although CIETAC may award the same type of relief to the prevailing party in an arbitration proceeding as that granted by a court in a civil action, CIETAC does not have the authority to enforce arbitral awards. In the event that we prevail in an arbitration proceeding before CIETAC, we may nevertheless have to apply to a PRC court for the enforcement of the arbitral award relating to the contractual arrangements. The legal environment in the PRC may not be as developed as in some other jurisdictions, such as the United States. See “—General Risks Relating to Conducting Business in China —The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.” As a result, although the enforceability of the contractual arrangements is not affected, it might be less certain as to how these contractual arrangements would be enforced. In the event that we are unable to enforce these contractual arrangements to the fullest extent, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business would be materially and adversely affected.

The shareholders of Beijing Champion may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Zhengdong Zhu and Baohong Yin are husband and wife, and shareholders of Beijing Champion, holding equity interests of 79% and 21%, respectively. The interest of Zhengdong Zhu and Baohong Yin as shareholders of Beijing Champion may differ from our interests. Although both of Zhengdong Zhu and Baohong Yin have given undertakings to act in the best interests of Champion Technology, we cannot assure you that when conflicts arise, these individuals will act in our best interests or that conflicts will be resolved in our favor. In addition, Mr. Zhu and Ms. Yin may breach or cause Beijing Champion and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Zhu or Ms. Yin may encounter in his or her capacity as a record owner and director of Beijing Champion, on the one hand, and as a beneficial owner and director of our company, on the other hand. We rely on Beijing Champion, Mr. Zhu and Ms. Yin to comply with the laws of China, which protect contracts, including the contractual arrangements among Beijing Champion, its subsidiaries and its shareholder and us, which provide that Mr. Zhu and Ms. Yin should act in the best interest of our company despite being record owners of Beijing Champion. We also rely on Mr. Zhu and Ms. Yin to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly, in good faith and in our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes among us, Beijing Champion, Mr. Zhu and Mrs. Yin, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Contractual arrangements we have entered into among our subsidiaries, subsidiary of Beijing Champion and Beijing Champion may be subject to scrutiny by the PRC tax authorities and a finding that we or Beijing Champion owe additional taxes could substantially reduce our consolidated net income.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among our subsidiaries, subsidiary of Beijing Champion and Beijing Champion do not represent an arm’s length price and adjust the income of our subsidiaries, subsidiary of Beijing Champion or that of Beijing Champion in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Beijing Champion, which could in turn increase its respective tax liabilities without reducing tax expenses of our subsidiaries and subsidiary of Beijing Champion. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

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

If we lose control over controlling non-tangible assets of Beijing Champion and its subsidiaries, including their chops, seals and business licenses or private non-enterprise entity registration certificates, our business and operations could be materially and adversely affected.

Our PRC affiliated entity Beijing Champion and its subsidiaries have certain controlling non-tangible assets, such as chops, seals and their business licenses for entering into contracts, dealing with banks or taking certain official actions including registering any change to the composition of the board or senior management team with relevant PRC authorities.

Under the PRC law, legal documents for various transactions, including government filings, agreements and contracts, are executed using chops or seals of the signing entity or with the signature of the legal representative whose designation is registered and filed with the relevant industry and commerce administration authorities. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. Beijing Champion and its subsidiaries have four types of chops and seals: the entity chop, the contract chop, the legal representative seal and the finance chop. The entity chop is generally used for documents to be submitted to government agencies, such as applications for changing business scope, directors or entity name, and for other legal letters. The contract chop is used for executing leases and commercial contracts, including service contracts with our students. The legal representative seal is normally used for issuing checks. The finance chop is generally used for making and collecting payments, including, but not limited to issuing invoices. Beijing Champion’s and its subsidiaries’ business licenses are required to be presented for (i) annual inspection by the industry and commerce administration authorities or the civil affairs administration authorities, as applicable, in order to maintain valid existence; (ii) application, registration and modification of other licenses and qualifications; (iii) opening bank accounts and (iv) purchase of real properties or motor vehicles.

Under the internal policies adopted by us for Beijing Champion and its subsidiaries, the use of chops and seals must be approved by the top management before the custodians, normally one of the top ranking managers of these assets, may affix the chops and seals to legal documents for approved uses. The management’s approval is required before the business licenses of Beijing Champion and its subsidiaries can be taken offsite.

Similar to the other aspects of Beijing Champion’s and its subsidiaries’ business operations, we control Beijing Champion’s and its subsidiaries’ controlling non-tangible assets through our control over Beijing Champion and its subsidiaries, which in turn is based on our contractual arrangements with Beijing Champion and its shareholders, rather than through direct ownership. As one of the measures to maintain the control over Beijing Champion and its subsidiaries, we appoint the legal representatives and the senior management team for each of Beijing Champion and its subsidiaries. To maintain their physical security, we require all chops, seals, business licenses to be stored in secured locations accessible only to the designated custodians.

Our procedures and measures may not be sufficient to prevent all instances of abuse or unauthorized actions. If we fail to maintain effective control over these controlling non-tangible assets for any reason, or if any of these controlling non-tangible assets were misused or misappropriated by the authorized users, whether as a result of labor disputes or other disputes, such persons’ malfeasance or any other reason, these controlling non-tangible assets may be used to (i) transfer assets of the affected entities without our approval, (ii) bind the affected entities with obligations against our interest which we would be forced to fulfill, (iii) obstruct the affected entities’ cash flow and financing, or (iv) prevent the affected entities from completing the required annual inspection or other administrative procedures, which will result in the loss of such entities’ valid existence. If the legal representative or person designated with the responsibility to control the non-tangible assets of a local entity of Beijing Champion and its subsidiaries misuses or misappropriates the controlling intangible assets in any manner, or otherwise acts against our instruction in an effort to seize control over such entity, we would need to have a shareholder or board resolution to take legal actions to seek the return of these assets, apply to the relevant authorities for new chops, seals, business licenses or private non-enterprise entity registration certificates, or otherwise seek legal remedies against such person, which may be time-consuming and may not be sufficient or timely to remedy all the harms caused. During any period in which we lose effective control of the activities as a result of such loss of control over or misuse or misappropriation of these non-tangible assets, the business activities of the affected entity may be severely disrupted and we could lose the economic benefits of that aspect of Beijing Champion and its subsidiaries’ business, which may materially and adversely affect our overall business operations, our financial position and results of operations.

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

On December 20, 2007, SARFT and MII issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MII jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MII officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SARFT promulgated a notice regarding the issues of management of Internet Audio-Video Program Services License, which provides that the application for re-registration of the Internet Audio-Video Program Services License shall be closed on December 20, 2009.

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

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, Champion Technology and Champion Education Technology, are wholly foreign-owned enterprises, and both are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our PRC affiliated entities, Beijing Champion, Caikaowang, Champion Wangge, Beijing Haidian District Champion Training School, or Champion Training School, and Zhengbao Yucai, are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the education sector, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On April 15, 2012, the People’s Bank of China announced that it expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 0.5% to 1% as of April 16, 2012, to allow Renminbi to move more freely and better reflect market supply and demand. Under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Champion Technology, an enterprise established before the promulgation date of the New EIT Law, continued to enjoy its preferential treatment under the phase-out rules, whereas Champion Education Technology, established after the promulgation date, was no longer entitled to its preferential treatment as of January 1, 2008. The New EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. Champion Education Technology is no longer entitled to the 15% reduced tax rate and became subject to the statutory 25% EIT rate as of January 1, 2008 because it does not qualify under the new criteria. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the New EIT Law on December 24, 2008 with a valid period of three years starting from January 1, 2008. As a result, Beijing Champion is subject to the tax rate of 15% from 2008 through 2010. Champion Technology is subject to the tax rate of 7.5% for 2008 through 2009 and 15% for 2010. However, the continued qualification of a high and new technology enterprise will be subject to annual evaluation and a three-year review by the relevant government authority in China. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the New EIT Law on October 11, 2011 again. As a result, Beijing Champion and Champion Technology are subject to the tax rate of 15% from 2011 to 2013. The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Beijing Champion and Champion Technology will continue to qualify as high and new technology enterprises under the New EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application for such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

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

Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” and will generally be subject to the uniform 25% PRC enterprise income tax rate on its global income. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. A circular issued by the State Administration of Taxation ( the “SAT”), or Circular 82, on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. In addition, the SAT issued the Announcement of the SAT on Printing and Distributing the Administrative Measures for Oversea Registered Chinese-capital Controlled Tax Resident Enterprises (Trial), the Announcement 45, on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. Announcement 45 clarifies matters including residence status determination, post-determination administration and competent tax authorities.

Our management is currently based in China and expected to remain in China. However, Circular 82 and Announcement 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider CDEL Cayman to be a PRC resident enterprise. However, the SAT may take the view that the determining criteria set forth in Circular 82 and Announcement 45 reflect general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that CDEL Cayman is a “resident enterprise” for PRC enterprise income tax purposes. The “resident enterprise” rule could be applied to CDEL Hong Kong as our intermediate holding company and Practice Enterprises Network China International Links Limited, or PENCIL with similar consequences. If the PRC tax authorities determine that CDEL Cayman, CDEL Hong Kong and PENCIL are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules, a dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to CDEL Cayman from our PRC subsidiaries through CDEL Hong Kong would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2013 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval was required in connection with our initial public offering, we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006, and was amended on June 22, 2009. The M&A Rule, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval was not required for our initial public offering given the fact that our current corporate structure was established before the new regulation became effective. However, there remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that its approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating activities in the PRC, delay or restrict capital contribution or shareholder loans by us to our PRC subsidiaries, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our PRC affiliated entities. From time to time, we plan to make loans to our PRC subsidiaries, whether currently in existence or to be formed in the future, and to our PRC affiliated entities, whether currently in existence or to be formed in the future, or make additional capital contributions to our PRC subsidiaries.

Any loans we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have been registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to make loans to our PRC subsidiaries, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes may be uncertain. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Further, SAFE promulgated another circular (known as Circular 142) in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of a foreign invested enterprise. The circular clarifies that Renminbi converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investments unless otherwise permitted. In addition, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of the fund from offshore offerings to be closely examined and such fund to be settled in the manner described in the offering documents. Furthermore, it has recently come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version of Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties. Because our PRC affiliated entities are domestic PRC entities, we are not likely to finance their activities by means of direct capital contributions due to regulatory issues relating to foreign investment in the online education industry, as well as the licensing and other regulatory issues discussed in “Item 4.B. Information on the Company — Business Overview — Regulations.” Any loans we make to any of our PRC affiliated entities, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

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

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75. According to SAFE Circular 75, prior to establishing or assuming control of an offshore enterprise for the purpose of financing that offshore enterprise with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore enterprise upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore enterprise or (ii) any overseas fund-raising by such offshore enterprise after such injection. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore enterprise, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests. Under subsequent SAFE rules, PRC subsidiaries of an offshore enterprise governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, our PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Mr. Zhengdong Zhu is in the process of completing the requisite SAFE Circular 75 registration in connection with the transaction that occurred in October 2011 among Bertelsmann Asia Investment AG, Champion Shine Trading Limited (“CST”) and Champion Education Holdings Limited (“CEH”). See “Item 6. E. Share Ownership — Historical Changes in Shareholdings of our Major Shareholders” for more details.

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

Under applicable PRC regulations, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent, which can be a Chinese branch or representative of the offshore listed company, a Chinese institution which has controlling relationship or actual control relationship with the offshore listed company or a Chinese institution qualified for asset custody business, to register with the SAFE and complete certain other procedures, including applications for foreign exchange payment quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to such PRC regulations. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities, which may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations. See “Item 4.B. Information on the Company — Business overview — Regulations — SAFE Regulations on Employee Share Options.”

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

Our independent registered public accounting firm’s audit documentation related to their audit reports included in our registration statement may include audit documentation located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

As an auditor of companies that are traded publicly in the United States and as an audit firm registered with the Public Company Accounting Oversight Board, or PCAOB, our independent registered public accounting firm is required by the laws of the United States to undergo regular inspections by the PCAOB. Since a significant portion of the audit is conducted in China and the work papers related to such portion are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, the work papers of our auditors that are located in China are not currently inspected by the PCAOB.

Inspections of certain other firms that the PCAOB has been able to conduct in jurisdictions outside of the United States have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, the PCAOB is currently unable to inspect an auditor’s audit work related to a company’s operations in China and where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditors through such inspections.

The inability of the PCAOB to conduct inspections of our auditors’ work papers in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

Public shareholders of China-based, U.S.-listed companies and other market participants may no longer have access to a wide array of corporate records of such listed companies’ PRC entities filed with industry and commerce administration authorities in China. Loss of, or limit in, the access to such information may adversely affect overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

All PRC corporate entities, including Champion Technology, Champion Education Technology, Beijing Champion and its subsidiaries, maintain corporate records and filings with industry and commerce administration authorities in the cities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

There have been regulations promulgated by various government authorities in China that govern the public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings promulgated on December 16, 1996 by the State Administration of Industry and Commerce (the “SAIC”), or the SAIC measures, corporate records such as registration records, registration documents submitted for approval, records relating to the change of the enterprise, records relating to the cancellation or revocation of the enterprise and records relating to the supervision and inspection of the enterprise can be inspected by the public through computers without restrictions, while a company’s book records and filings can only be inspected by authorized government officials or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In practice, local industry and commerce administration authorities in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC measures by restricting the scope of information that the public can freely access. Many local industry and commerce administration authorities only allow unrestricted public access to such basic corporate information as name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not subject to restriction on access under the SAIC measures) is only granted to authorized government officials or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation.

However, neither the SAIC nor the local industry and commerce administration authorities were reported to have strictly implemented the restrictions under either the SAIC measures or the various regional regulations before early 2012. As a result, before early 2012, the public, including public shareholders of China-based, U.S.-listed companies and other market participants, such as lawyers and research firms, were reported to be able to access all or most corporate records and filings of these listed companies’ PRC entities maintained with the industry and commerce administration authorities. Such records and filings were reported to have formed important components of researches on certain China-based, U.S.-listed companies, which researches claimed to have uncovered wrongdoings and fraud committed by these companies on the basis of (i) the disparities found between the listed companies’ reported results and their PRC entities’ financial reports filed with industry and commerce administration authorities, and (ii) information on material changes of the PRC entities, such as transfers of equity interests of significant PRC subsidiaries, that were filed with the industry and commerce administration authorities but not properly disclosed by such listed companies as required under the U.S. securities law and the SEC’s disclosure requirements. The significant disparities found between (i) certain China-based, U.S.-listed companies’ reported results and other disclosure and (ii) their PRC entities’ financial reports and other records filed with industry and commerce administration authorities were also reported to have formed the basis of several class actions against such listed companies in the U.S.

It was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities had started strictly implementing the above restrictions and had significantly curtailed public access to corporate records and filings. There have also been reports that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publically accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based U.S.-listed companies’ business operations in China may have a significant adverse effect on the overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

Risks Relating to Our ADSs

Stock prices of companies with business operations primarily in China have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. For example, if one or more of the industry analysts or ratings agencies who cover us downgrades us or our ADSs, the price of our ADSs may decline. If one or more of these analysts or agencies cease to cover our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline. In addition, the performance and fluctuation of the market prices of other education companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines following their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues due to postponement of exams or other reasons, earnings and cash flow, announcements of new investments, cooperation arrangements, acquisitions, cessation of business lines or legal disputes including arbitration, declaration of dividends and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of September 30, 2012, there were 134,386,849 ordinary shares outstanding. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of September 30, 2012, there were 3,898,524 outstanding options to purchase ordinary shares, out of which 3,224,004 outstanding options have vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

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

We believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended September 30, 2012. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be a PFIC in the current taxable year or in any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

We incorporated China Distance Education Holdings Limited, or CDEL Cayman, in the Cayman Islands in January 2008 as our listing vehicle. CDEL Cayman became our ultimate holding company in March 2008 when it issued shares to the existing shareholders of CDEL Hong Kong in exchange for all of the outstanding shares of CDEL Hong Kong.

In March 2009, we acquired the business start-up training services from a third-party individual. The acquired business is currently operated by Zhengbao Yucai, an entity wholly owned by Beijing Champion.

In September 2009, we acquired the business of Gaokao retake preparation and high-school supplementary tutoring services from two third-party individuals. The acquired business is operated by Champion Xinlixiang, an entity established by Champion Wangge. However, with respect to such business, we have suffered significant operating losses for the fiscal year ended September 30, 2011. As a result, we discontinued such business in September 2011 and sold same to a third-party in May 2012.

In February 2010, Practice Enterprises Network China International Links Limited, or PENCIL was incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception.

In September 2012, DL Education Service, LLC, or DL Education, was incorporated in the United States of America as a wholly-owned subsidiary of CDEL Cayman. DL Education has not conducted any substantive operations since its inception.

We incurred capital expenditures of $2.0 million, $2.6 million and $1.8 million in the fiscal years ended September 30, 2012, 2011 and 2010, respectively. The amount of capital expenditures in the fiscal year ended September 30, 2012 related primarily to our expenditures on property, plant and equipment, and software. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see Item “5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures.”

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

B. Business overview

Overview

We offer a wide range of online education and test preparation courses and other related services and products. Our online courses are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering and other industries. We believe that we are the largest provider of online education in China focusing on professional education, as measured by total number of course enrollments. We also offer online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, we offer online foreign language courses. As of September 30, 2012, we operated 17 websites, including our main website www.cdeledu.com and 16 other websites, each dedicated to a specific industry, profession or subject area. Our online courses feature high-definition audio-video lectures delivered through the Internet using streaming media and other Internet-based technologies, and are supplemented by our proprietary textbooks, tutoring, online assignments and exercises, mock examinations, and other forms of learning activities and course-related support. Course participants using different platforms, including smart phones, tablets or regular computers, are able to access our courses through the Internet at times and places most convenient for them and to easily interact with a broad online community of course participants, professionals, lecturers and tutors.

In addition to our online education courses, which accounted for 73.6%, 74.1% and 77.3% of our net revenues in the fiscal years ended September 30, 2010, 2011 and 2012, respectively, we also sell books and reference materials through third-party bookstores and distributors across China, and, to a lesser extent, through our online bookstore and our offices in Beijing. In addition, we also offer offline business start-up training courses and in-person accounting and healthcare professional training to accounting firms and the general public. We also, from time to time, provide course production services and platform production services for certain customers at their request.

Our net revenues were $32.6 million, $41.6 million and $52.1 million in the fiscal years ended September 30, 2010, 2011 and 2012, respectively. We incurred a net loss of $1.9 million and $3.8 million in the fiscal years ended September 30, 2010 and 2011, respectively. Our higher net loss during the fiscal year ended September 30, 2011 compared to the fiscal year ended September 30, 2010 resulted mainly from share-based compensation expenses arising from the re-pricing and acceleration of the vesting of our share options granted under the Prior Plan in the fourth quarter of the fiscal year ended September 30, 2011, and impairment of goodwill, property, plant and equipment, intangible assets and purchased call options acquired with the acquisitions of Zhengbao Yucai and Champion Xinlixiang. We had a net income of $8.2 million in the fiscal year ended September 30, 2012 compared to a net loss of $3.8 million in the fiscal year ended September 30, 2011 mainly due to significant decrease in share-based compensation expenses, professional fees, and bad debts provision, and no impairment items arising from Zhengbao Yucai and Champion Xinlixiang. In addition, the disposal of Champion Xinlixiang in May 2012 stopped the continued loss in the remaining of the fiscal year ended September 30, 2012. Our total course enrollments from continuing operations increased from approximately 1,215,000 for the fiscal year ended September 30, 2010 to 1,601,000 and 2,203,000 for the fiscal years ended September 30, 2011 and 2012, respectively.

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

The following table provides data regarding our current online course offerings and classes as of September 30, 2012. Each course typically represents a major examination or continuing education program within an industry or academic field. Our course offerings are comprised of multiple courses and different types of classes within each course.

Subject Area	Website	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com	19	1,293
	www.ck100.com	5	108
Law	www.chinalawedu.com	4	168
Healthcare	www.med66.com	32	1,001
Construction Engineering	www.jianshe99.com	21	403
Information Technology	www.itatedu.com	15	46
Occupational Skills Exams	www.chinatat.com	17	169
Higher Education for Self-Taught Learners	www.zikao365.com	56	367
Adult Higher Education	www.chengkao365.com	2	22
Graduate School Entrance Exams	www.cnedu.cn	2	50
Foreign Languages	www.for68.com	26	108
Primary and Secondary Schools	www.ehappystudy.com	15	210
	www.g12e.com

Total		214	3,945

Our courses feature high-definition audio-video lectures by experienced lecturers or practitioners within their respective fields delivered through a multimedia and interactive web interface using streaming media and other Internet-based technologies. Our online lectures are supplemented by our proprietary textbooks, tutoring, online assignments, exercises, mock examinations, and other forms of learning activities and course-related support. Course participants using different platforms, including smart phones, tablets or regular computers, are able to access our courses through the Internet at times and places most convenient for them.

Visitors to our websites can set up their own registered accounts free of charge. Once they enroll in our courses, course participants may access and view the lectures as often as they choose, which enables them to learn and review the materials at their own pace. Typically, course participants are able to choose among several different lecturers within each course.

To begin each class, course participants log into their online registered accounts to access the course lectures. For each lecture, course participants can view the video image of the lecturer and hear his or her voice along with the lecture script, helping to replicate a classroom-like experience.

The web page also provides hyperlinks allowing course participants to access other useful functions during the lecture. For example, course participants may pause the video at any time to post a question on the question and answer board, to take notes, to perform an exercise or practice a real exam question and receive a score instantaneously, to evaluate lecturers’ performance, or to access the bulletin board or other useful links such as a calculator, chat room, blog, e-mail, reference materials, or other help information.

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

In November 2009, we entered into an agreement with Becker Professional Education, or Becker, a subsidiary of DeVry Inc. and a global leader in professional education, under which agreement we obtained exclusive rights to distribute Becker Professional Education’s CPA Review and CPA Final Review courses and related materials, for both online and in-person courses, in China.

In November 2012, we entered into an agreement with Becker, under which agreement we obtained exclusive rights to distribute Association of Chartered Certified Accountants (“ACCA”) examination review courses and related materials developed by Becker, for both online and in-person courses, in China.

Legal Courses

In June 2003, we launched our www.chinalawedu.com website to provide preparatory courses for legal examinations in China. Currently, we offer courses relating to China’s most important nationwide legal examination, the National Judicial Examination, which was introduced in 2002 and is administered annually in September by the PRC Ministry of Justice. Persons seeking to become judges, procurators and lawyers in China are required to pass the exam to obtain the legal practitioner qualification certificate. Approximately 395,000, 415,000 and 400,000 candidates sat for the exams in 2010, 2011 and 2012, respectively. We also offer courses for the Enterprise Legal Counsel Examination held annually by the MOP in October for persons wishing to obtain a qualification certificate for in-house legal counsel positions.

Healthcare Courses

In January 2005, we launched our www.med66.com website to provide preparatory courses for a wide variety of healthcare professional exams. Currently, we offer courses mainly relating to three major nationwide healthcare exams: (i) the National Practicing Medical Doctor Qualification Examination, which is organized and administered annually by the Ministry of Health with approximately 1,000,000 candidates taking the exam in 2012, (ii) the Healthcare Professional Technical Qualification Examination jointly administered by the Ministry of Health and the MOP and (iii) the National Pharmacist Qualification Examination administered by the MOP and the State Administration of Drug Supervision.

Construction Engineering Courses

In June 2005, we launched our www.jianshe99.com website to provide test preparatory courses for construction engineering professionals in China. Currently we offer courses mainly relating to the following exams: Associate Constructor and Constructor Qualification Examinations, Construction Supervisor Qualification Examination, Construction Pricing Engineer Qualification Examination, Certified Safety Engineer Qualification Examination, Consulting Engineer Qualification Examination and Real Estate Appraiser Qualification Examination. These examinations are jointly administered by the Ministry of Housing and Urban-Rural Development and MOP.

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

Our Academic Exam Preparation and Foreign Language Courses Study Courses

Through our www.cnedu.cn website, we offer test preparation courses targeted at university students intending to take nationwide graduate school entrance exams in various disciplines administered by the MOE. Over the past three years, approximately 1.7 million people each year have taken such exams.

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

In September 2010, we entered into an agreement with AsknLearn Pte. Ltd., a subsidiary of Educomp Solutions, India’s largest education company, under which agreement we obtained exclusive rights to distribute Educomp’s Smart Class ® , Edulearn and Wizlearn products in China. Educomp’s Smart Class ® , Edulearn and Wizlearn products provide dynamic multimedia learning, teaching and administrative content and tools aimed at improving teacher effectiveness and productivity in-class, improving academic performance of students, and effectively managing school administrative processes. The solutions are primarily aimed at the primary and secondary school markets. We have not generated material revenue from these solutions yet, and, as a result, we forfeited the exclusive rights in 2012.

In November 2011, we entered into an agreement with Eleutian Technology Inc, or Eleutian , under which agreement we obtained rights to distribute Eleutian’s online English teacher services and Teachcast ® products in China. The teacher services consists of Eleutian’s teachers teaching conversational English over the internet via VOIP or video conferencing. Teachcast ® products provide access to Eleutian’s online content, real-time online teaching and workbooks.

Other Products and Services

Books and Reference Materials

We sell books and reference materials relating to various professional courses and exam subjects. To promote the use of our online courses, we also sell proprietary books and reference materials related to our courses such as the Elementary Level and Intermediate Level Accounting Professional Qualification Examination, the CPA Qualification Examination, the Registered Tax Agent Qualification Examination, the Certified Asset Appraiser Qualification Examination, the Accounting Professional Qualification Examination, accounting continuing education, the National Judicial Examination, the National Practicing Medical Doctor Qualification Examination, the Construction Supervisor Qualification Examination, the Constructor Qualification Examination, the Construction Pricing Engineer Qualification Examination, and the Intermediate Economist Qualification Examination. As we expand our course offerings, we may sell other books and reference materials. To promote our online courses, we sometimes sell books and reference materials together with study cards, which allow customers to take a certain number of on-line courses for no additional charge. Our proprietary guidebooks are authored by lecturers teaching the relevant online courses. In substantially all cases, we own the copyright to these books pursuant to agreements with the lecturers. We engage third-party publishers to publish our reference books. We distribute these books and materials through third-party bookstores and distributors across China, as well as through our online bookstore and our offices in Beijing.

Offline Education Services

Business Start-up Training Courses

In March 2009, we acquired the business start-up training business from an independent third party. The training offering targets university students, job seekers and individuals who are interested in learning how to establish new businesses. Such practical training is strongly encouraged by the Chinese government to promote employment opportunities in the country. For this course offering, we prepare training materials in accordance with requirements of the relevant government authorities in various provinces and cities. We do not charge the course participants fees. Instead, we receive subsidies from the relevant government authorities in various provinces and cities, which are conditioned on our ability to meet government stipulated conditions under the subsidy policies. When determining our entitlement to the subsidy, the government authorities consider the passage rate of our course participants’ business proposals as evaluated by such authorities, as well as the business start-up rate and employment rate of our course participants.

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

Accounting and Healthcare Professional Training Courses

We provide in-person accounting and healthcare professional training to accounting firms and the general public.

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

Others

In April 2011, TStudy Co., Ltd., an integrated education technology company and an affiliate of Time Education, one of the largest private education companies in Korea, granted us the exclusive distribution right for its proprietary digital educational products and software, including Symphony, TStudy Interactive Whiteboard, Dotnote and Tnote in China’s public education market. TStudy’s products are primarily aimed at the primary and secondary school markets. We have not generated material revenue from these products yet, and, as a result, we forfeited the exclusive rights in 2012.

We provided accounting magazine content production services to a certain customer on a contractual basis in prior years. Such contract was completed in fiscal year 2011 and did not generate revenue in the fiscal year ended September 30, 2012.

Discontinued Operation — Gaokao Retake Preparation and High-School Supplementary Tutoring Services

In September 2009, we acquired the business of Gaokao retake preparation and high-school supplementary tutoring services from two independent third parties. The acquired business was operated by Champion Xinlixiang. With respect to such business, we had suffered significant operating losses for the fiscal year ended September 30, 2011. As a result, we discontinued such business in September 2011 and sold same to a third-party in May 2012. For more information, please see “Item 5. Operating and Financial Review and Prospects.”

Our Regular, Premium and Elite Classes

We offer regular, premium and elite classes. Our regular, premium and elite classes are mainly comprised of the following five types:

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

•

Exam Questions Analysis Classes: Our exam questions analysis classes contain materials and instructions tailored specifically to preparation for the actual exams and the types of questions and topics that come up in each exam.

•

Crash-Course Classes: Our crash-course classes are designed to provide a quick review of critical topic areas for specific exam subjects to enable course participants to make final preparations in the weeks prior to an exam.

•

Exam Simulation System: Our exam simulation system offers a wealth of mock test questions developed based on real tests, closely conforms to the syllabus and test requirements, and fully covers various key examination points. The system sets a time limit for handing in test “papers”, automatically reviews and grades “papers”, truthfully records the process of each mock examination, and pools wrong answers for repeated exercises, thereby honing examinees’ skills to answer exam questions and improving their capacity to deal with tests. Our exam simulation system only covers certain of our courses.

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

Our premium classes represent another course model we introduced in August 2008 for some of our most popular courses, such as courses for the accounting, legal and healthcare industries. To date, we also offer premium classes to self-taught learners pursuing higher education diplomas or degrees, and professionals in the construction engineering and other industries. Our premium class participants enjoy high-quality premium course-related support services similar to the elite class participants. However, premium course participants do not enjoy refund privileges. Instead, in general, if a participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course and pay only 50% of the course fees. The participant is given this 50% discount only once, and therefore, if he or she fails the relevant course examination again and wishes to retake the premium course for the third time, there is no discount provided at that time. If a participant fails to pass the course examination for the examinations of American Institute of CPAs and certain accounting, healthcare and construction engineering courses, however, the course participant can retake the same courses free of charge for the following year if certain pre-agreed conditions are met.

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

Payment for the course fees can be made through any one of the following methods:

•	online payment using credit or debit cards via external payment networks;

•	use of our prepaid study cards;

•	remittance through a bank or post office; or

•	cash payment made at our offices.

Online payment using credit or debit cards via external payment networks is the most frequently used method for payment of our online course fees by course participants. Our course participants may pay course fees via online payment systems provided by third parties including internet debit or credit card payment systems and other third-party payment systems, such as Alipay.

Our study cards are pre-paid scratch cards sold through our regional sales agents at points of sale throughout China. The pre-paid study cards come with face values ranging from RMB10 ($1.6) to RMB1,000 ($159.1). Course participants may purchase and use these study cards to register and pay for our courses. We first introduced pre-paid study cards in January 2003. In 2006, we began selling a “One Card Pass,” which can be used for multiple courses. This new card eliminates the need for our regional sales agents to purchase multiple types of cards and also provides an opportunity to cross-sell our course offerings. The One Card Pass comes with face values ranging from RMB10 ($1.6) to RMB500 ($79.6). These pre-paid study cards and One Card Pass were sold with expiration dates, typically two to three years from the print dates. In addition to the “One Card Pass,” we have another type of pre-paid study cards, which can be used solely for our accounting continuing education courses and have expiration dates, typically one year from the print dates.

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

We believe superior delivery of our courses and learning materials over the Internet is also important to attracting and retaining course participants. We record, digitize and edit most of the high-definition audio-video lectures used in our courses on our own premises. We maintain 19 fully-equipped recording rooms to ensure the high-quality of the high-definition audio-video content and any graphics used in the lectures. Our editing department uses advanced digital high-definition audio-video editing software and equipment to eliminate breaks, pauses and unwanted noises from each lecture tape to further enhance the viewing and listening experience. All lectures are properly formatted to facilitate smooth transmission through our websites using streaming media and other Internet-based technologies. Our customer service team regularly seeks feedback on the quality of our courses from our course participants.

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

Our Lecturers

Our online course lecturers include academics from renowned higher education institutions in China and experienced practitioners within their respective fields. Our online lecturers work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. They are not our employees and are typically engaged for a one-to-three year period, except for some more experienced lecturers for whom the contract periods are relatively longer and some of them are obligated to conduct online lectures exclusively for us. The number of online lecturers actively producing online courses for us was 370, 325 and 642 in the fiscal years ended September 30, 2010, 2011 and 2012, respectively.

To ensure the quality of our online lecturers, we have established stringent selection and retention criteria and have implemented ongoing monitoring and evaluation procedures. We seek to engage online lecturers who have a strong command of the respective subject areas and good communication skills. In particular, we seek online lecturers capable of, and preferably experienced in, delivering effective instruction through the audio-video format. Our internal quality control personnel regularly monitor the teaching quality of each online lecturer. We also collect feedback on the online lecturers from our course participants on a regular basis through multiple channels, including online lecturers’ evaluation, calls received by our customer service call center, our online course comment book, our online question and answer board and bulletin board service forum. We provide ongoing training for online lecturers and help them improve their online presentation skills based on this feedback.

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

Course-Related Support and Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We maintain a well-trained pool of tutors, numbering 193 as of September 30, 2012, of which 35 are part-time employees. Our tutors are knowledgeable in the relevant fields and experienced with various types of exams or subject matters. They are able to provide timely and accurate responses, usually within 24 hours after a question is submitted, through our online question and answer board to various course-related questions raised by our course participants. To ensure the accuracy of our responses, we introduced the second reviewer policy by which all responses of our most popular courses have to be reviewed by a senior tutor before they are delivered to our students. To ensure that our tutors are suitably qualified to support our courses, we have established stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experience and knowledge of various exams and subject matters. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter.

We also operate a question and answer platform to our registered users, through which the registered users can ask questions or find and answer the questions they are interested in or familiar with. If the answers of the respondents are correct, they are entitled to earn a corresponding commission according to their rankings in the hierarchy. The commission earned by the respondents can be withdrawn in cash or exchanged for course fees for our online courses.

We believe that our high-quality tutorial and learning support service is critical to enhancing the learning experience of our course participants. Additionally, it helps us generate customer loyalty and attract potential course participants through recommendations from our existing course participants.

General Customer Service and Support

We have a dedicated general customer service team composed of 210 individuals as of September 30, 2012 that our customers can contact by email, our online customer service system or phone through our dedicated call center, 24 hours a day, seven days a week. Our customer support team members provide potential and existing course participants with comprehensive information and counseling regarding our courses and services, recommend suitable courses based on individual needs, assist in course enrollment, accept course fee payments, conduct regular telephone interviews seeking customer feedback on course participation experience and provide additional technical and other support on how to use and get the most out of our courses. We recruit our customer service personnel from candidates who have good communication skills and are committed to providing quality service to our customers. We provide on-the-job training for our new recruits, which includes pairing new recruits with experienced team members as mentors to train them in taking calls from customers. On an ongoing basis, we also evaluate the performance of our customer service staff, and provide training to improve their skills and inform them on new developments in our business.

Sales and Marketing

We rely on a combination of regional and online sales agents, referrals and cross-selling, as well as other sales and marketing activities to market our services and products.

Regional Sales Agents

We use regional sales agents to sell our pre-paid study cards. Our regional sales agents are comprised mostly of stores and other points of sale selling books, learning materials and other supplies to our target industries and professions. These agents sell our study cards and are responsible for promotion and advertising of our services in the regions where they operate. They also provide market feedback, which helps us in planning our marketing strategy and sales activities. As of September 30, 2012, we had approximately 2,500 active regional sales agents throughout China.

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

Online Agents

Our online agents are typically Internet companies and website operators in China that market our course offerings and other services on their websites. We pay our online agents marketing and promotional fees for each new course participant registered through their website. As of September 30, 2012, we had approximately 740 active online agents marketing our online courses through their websites.

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

Other Advertising and Marketing Efforts

We place advertisements on high-traffic Chinese Internet portals and search engines, in newspapers, magazines, journals, cinemas in many cities across China. We also promote our courses, services and products at examination registration centers, and education and career fairs. To raise our profile and promote our courses, regional sales agents normally assist with our promotional activities in their respective regions.

Our sales and marketing team participates in and conducts information sessions at various educational trade fairs, and distributes promotional materials to potential course participants at various examination registration centers. We further promote our courses by handing out complimentary study cards together with reference books and study materials that we sell at these examination registration centers. We have also established a number of scholarships totaling over RMB0.3 million ($55,000) in the fiscal year ended September 30, 2012 and granted awards to course participants who have achieved outstanding performances in various exams. These activities help to improve our profile and enhance our public image.

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

We maintain multiple servers, which access the Internet backbone via a 7,450 Mbps broadband line. These servers are separately located in multiple hosting facilities in several cities across China to mitigate any downtime arising from individual server failure. For reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our customers can access our services at any time. When a malfunction arises in a server or at a point of presence, the load balancing technology adopted by us is able to automatically direct visitors to access the same contents through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and infrastructure to enable us to respond quickly to potential problems. We have not experienced a material disruption to our business or websites.

We utilize streaming media technology as the primary delivery method for our online lectures. Using streaming media technology, an end-user using different platforms, including smart phones, tablets or regular computers, can continuously view the file as it is being delivered. To accommodate different levels of Internet access and bandwidth available to course participants across China, we also allow our course participants to download our audio-video lectures. We utilize DRM technology to restrict the transfer and viewing of our files being downloaded.

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

We have registered 47 software copyright for our proprietary online course delivery platform, customer service system, DRM encryption system, streaming media load balancing system, online course creation management system and certain other aspects of our online education platform with the National Copyright Administration of the PRC. We have also registered 382 trademarks with the China Trademark Office and an additional 42 trademark applications are currently pending. We, however, cannot assure you that all of our trademark applications will be successful.

As of December 31, 2012, we had registered 243 domain names relating to our business with the Internet Corporation for Assigned Names Numbers and China Internet Network Information Center, including those of all our 17 operating websites.

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

Seasonality

We have experienced seasonality and expect in the future to continue to experience seasonality in revenues related to the provision of our education courses primarily due to seasonal changes in course enrollments and the timing of various exams. We typically open new online courses to enrollment approximately six months before the relevant exam date. As the majority of our course participants take non-refundable courses relating to the main professional accounting exams, which are typically held in May and September, we historically have experienced higher revenues during the quarters ending June 30 and September 30 of each fiscal year. With respect to our refundable courses, which is also primarily related to the main professional accounting exams, we typically recognize revenues 15-30 days after the release of the relevant exam results when the participants’ applicable refund privileges expire, resulting in higher revenues in the quarter ended March 31 and September 30. With respect to our professional continuing education courses, we typically recognize revenues when course participants complete the stipulated study hours and take the examinations, or on a straight line basis over the subscription period, starting from a course participant’s enrollment date, ranging from three months to one year. As the majority of our course participants take accounting professional continuing education courses in the second half of the calendar year, we historically have experienced higher revenues during the quarters ending September 30 and December 31 of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. However, the 2012 Elementary Level, Intermediate Level and Advanced Level Accounting Professional Qualification Exams were postponed to October 27 and 28, 2012, which were originally scheduled to be held on the third weekend of May and the first weekend of September of the same year, respectively. In addition, part of the 2012 CPA Qualification Examination was postponed to October 13 and 14, 2012, which was originally scheduled to be held on the third weekend of September of the same year. As a result of such exam dates delay, deferred revenue generated from our test preparation courses relating to these major accounting exams was not fully recognized as revenue by May 2012 and September 2012, respectively, but were recognized over a longer period of time through October 2012. In addition, refundable fees relating to the 2012 Elementary Level and Intermediate Level Accounting Professional Qualification Exams were not recognized as revenue in the fourth fiscal quarter ended September 30, 2012 and were instead recognized in the first fiscal quarter ended December 31, 2012 when the exam results were released. Although such postponement did not affect overall revenue seasonality in the fiscal year ended September 30, 2012, this seasonality factor may change in future periods if the timing of exams changes. In addition, as the mix of types of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams.

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

On July 13, 2006, MII publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value Added Telecommunications Business, or the MII Notice, which reiterates certain provisions under the FITE Rules. According to the MII Notice, if any foreign investor intends to invest in a Chinese telecommunications business, a foreign-invested telecommunications enterprise shall be established and such enterprise shall apply for the relevant telecommunications business licenses. The MII Notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to the MII Notice, either the holder of a value-added telecommunication service license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The MII Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered its license. In order to comply with the MII Notice, we have transferred all domain names and trademarks that are used primarily in connection with our online business activities from Champion Technology to Beijing Champion.

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

We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that:

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

The posting of news on websites and the distribution of news over the Internet are highly regulated and can only be engaged in by ICP license holders that have been specifically approved to do so. The Provisional Administrative Measures Regarding Internet Websites Carrying on the News Posting Business issued by the Press Office of the State Council and MII in November 2000 provide that only websites that are established by government-authorized news agencies may operate online news posting businesses and post news reported by news agencies. Other general websites not established by news agencies may apply to the State Council News Office for approval to post on their websites news supplied contractually by approved news providers. A copy of the relevant news supply contract must be filed with the applicable provincial information offices where such other websites are located. These regulations also provide specific requirements with respect to facilities and level of experience of personnel that must be met by applicants for approval to post news on their websites. According to the Administration of Internet News Information Services Provisions promulgated by the Press Office of the State Council and MII on September 25, 2005 and effective as of such date, the term “news information” in these provisions means news information about current affairs, including reports and commentaries on social and public affairs such as political, economic, military and foreign affairs, as well as reports and commentaries on sudden social events. The term “Internet news information services” means publication of news information, provision of electronic bulletin board services for current affairs and distribution of information of current affairs to the public through the Internet. The Press Office of the State Council is in charge of nationwide supervision and regulation of Internet news information services. The press office of each province, autonomous region and municipality directly under the central government is in charge of regulating the Internet news information services within its administrative region. If any information we provide through our websites is deemed current affairs, we may be subject to the above regulations.

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

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MII and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2012, we had registered 243 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

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

Regulation of Online Cultural Activities

The Ministry of Culture promulgated the Interim Provisions on Internet Culture, or the Internet Culture Provisions, in May 2003, which became effective on July 1, 2003 and was amended on July 1, 2004 and on February 11, 2011, respectively. The Internet Culture Provisions apply to all ICPs that engage in the production and dissemination of cultural products via the Internet. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons; and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicate those to internet for dissemination. All entities engaging in commercial Internet cultural activities, or Internet Cultural Entities, must be approved by the governmental agency of culture at the provincial level and by MII. Beijing Champion holds a Permit of Internet Cultural Activities issued by Beijing Municipal Bureau of Culture that is valid through December 31, 2014.

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

Regulation on the Wholesale, Retail and Rental of Book and Audio-Video Products

Under the Administrative Measures for the Publication Market, or Administrative Measures, which was jointly promulgated by the State Press and Publication Administration and the Ministry of Commerce and became effective on March 25, 2011, any enterprise or individual wishing to engage in publication distributing activities must obtain permission from the press and publication agency at relevant levels. “Publication” and “distributing” are defined, respectively, in the Administrative Measures, as “books, newspapers, periodicals, audio-video products, and electronic publications” and “general distribution, wholesale, retail, rental, exhibition and other activities.” Any enterprise or individual who engages in publication wholesale shall obtain a Publication Business License issued by the press and publication agency at the provincial level. A publications wholesale enterprise can engage in retail distribution as well. Any enterprise or individual who engages in publication rental shall file a record to the press and publication agency at the county level. Beijing Champion holds a Publication Business Permit for book wholesale issued by Beijing Press and Publication Bureau in February 2008 under which Beijing Champion is allowed to engage in the book wholesale and retail businesses. This permit is valid through December 31, 2015.

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004). These regulations are summarized below.

On March 18, 1995, the National People’s Congress promulgated the Education Law of the PRC, or the Education Law, which became effective on September 1, 1995. The Education Law stipulates that enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with the PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes. However, private schools may be operated for “reasonable returns” as described in more detail below.

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or MCA or its local counterparts as a privately-run, non-enterprise institution. Champion Training School holds a Permit for Operating a Private School, which is valid through December 12, 2013.

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

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as reasonable returns shall be determined by the school’s board of directors, taking into consideration the following factors: (i) the school’s tuition and other fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the school’s admission standards and educational quality. Information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. This disclosed information and the decision to distribute reasonable returns shall also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns. On July 29, 2010, the PRC central government, in the Outlines of China’s National Plan for Medium and Long Term Education Reform and Development promulgated by it, for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (i) for-profit private education entities and (ii) not-for-profit private education entities. However, this outline is still new and no further law or regulation has been promulgated to implement it yet.

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

In addition, SAFE also strengthened its oversight over the flow and use of Renminbi converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and such Renminbi may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the related foreign exchange administration rules. In addition, SAFE promulgated a circular on November 9, 2010, or Circular 59, which tightens the regulation over settlement of the fund which is raised from overseas offerings like our initial public offering and is transferred back to the PRC and requires that the settlement of such fund must be consistent with the description in the prospectus for the initial public offering. Furthermore, it has recently come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties.

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

We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval was not required for our initial public offering given the fact that our current corporate structure was established before the M&A Rule became effective. There remains some uncertainty as to how the M&A Rule will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADS. See “Item 3.D. Key Information — Risk Factors — General Risks Relating to Conducting Business in China — If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval was required in connection with our initial public offering, we may become subject to penalties.”

Regulation of Security Review

On February 3, 2011, the General Office of the State Council issued the Circular of the General Office of the State Council on the Establishment of Security Review System for Foreign Investors’ Merger and Acquisition of Domestic Enterprises (the “Circular on the Establishment of Security Review”), which became effective on March 4, 2011. Among other things, the Circular on the Establishment of Security Review stipulates that the scope of the security review lies in foreign investors’ acquisition of domestic military enterprises, military-related enterprises, enterprises involving sensitive military facilities and other enterprises that impact national defense security; foreign investors’ acquisition of domestic enterprises which may provide foreign investors with de facto control over industries relating to national security, such as important agricultural products, energy and natural resources, infrastructures, transportation services, technologies and major equipment manufacturing. On August 25, 2011, the Ministry of Commerce issued the Circular of the Ministry of Commerce on the Implementation of Security Review System for Foreign Investors’ Merger and Acquisition of Domestic Enterprises (the “Circular on the Implementation of Security Review”), which became effective on September 1, 2011. Among other things, the Circular on the Implementation of Security Review further specifies that whether a foreign investors’ acquisition of domestic enterprises falls within the scope of the security review depends on the said transaction’s substantive content and practical influence. Foreign investors shall not circumvent the security review through any arrangements or schemes, including but not limited to trust, lease and/or contractual arrangements.

According to our PRC counsel, as our contractual arrangements were established in 2003, the new security review system shall not apply to our contractual arrangements. We cannot guarantee, however, that the Ministry of Commerce will not promulgate additional implementing rules or new rules that will bring our contractual arrangements under the scope of the security review system. Moreover, according to a press conference held by the Ministry of Commerce on September 20, 2011, there are no specific laws or regulations governing contractual arrangements like the ones that we employ, but the Ministry of Commerce together with other authorities would study how to regulate them in the future. Hence, we cannot assure you that our contractual arrangements will not be subject to new regulations that will be issued by relevant regulatory authorities and that such new regulations will not cause any material adverse effect on our existing structure. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry — Our contractual arrangements may be subjected to severe censorship under PRC laws and regulations and, thus, be challenged by relevant regulatory authorities.”

SAFE Regulations on Employee Share Options

On February 15, 2012, SAFE issued the Notice on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules. According to the Stock Option Rules, PRC residents who participate in an employee share incentive plan of an overseas publicly-listed company are required to register with the SAFE and complete certain other procedures. These participates should retain a PRC agent, which can be a branch or representative office of the overseas listed company in China, a Chinese institution which has controlling relationship or actual control relationship with the offshore listed company, or a Chinese institution qualified for asset custody business, to handle various foreign exchange matters associated with their employee share incentive plan. The PRC agent should file on behalf of the PRC resident an application with SAFE to register such employee share incentive plan, apply annually for a quota for the payment of foreign currencies in connection with the exercise of the employee share options by the PRC resident and open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share incentive plan. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the employee share incentive plan, PRC agent or overseas entrusted institution.

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

Equity Pledge Agreements entered into on May 1, 2004 and amended and restated on December 31, 2008. To secure the payment obligations of Beijing Champion under the technical support and consultancy services agreement described above, each of Beijing Champion’s shareholders, Mr. Zhu and Ms. Yin, pledged to Champion Technology his or her entire equity ownership interests in Beijing Champion pursuant to an Equity Pledge Agreement entered into on May 1, 2004, or the May 2004 Equity Pledge Agreement. In May 2008, Mr. Zhu and Ms. Yin contributed an additional RMB16.8 million ($2.5 million) to Beijing Champion as increased registered capital. In connection with such capital contribution to Beijing Champion, each of Mr. Zhu and Ms. Yin amended and restated his or her May 2004 Equity Pledge Agreement on December 31, 2008, or the Amended and Restated Equity Pledge Agreement. The pledge created under each of the Amended and Restated Equity Pledge Agreements could only become effective after such pledge is registered with SAIC or its local office. We successfully registered the pledge created under each of the Amended and Restated Equity Pledge Agreements with the Beijing office of SAIC on January 12, 2009. Upon the occurrence of certain events of default specified in the Amended and Restated Equity Pledge Agreements, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under such agreements, the pledgor may not transfer the pledged equity interests without the pledgee’s prior written consent. The agreements will also be binding upon successors of the pledgors and transferees of the pledged equity interests. These agreements will remain effective until the discharge of Beijing Champion’s contractual obligations under the technical support and consultancy services agreement as described above.

Letter of Undertaking from Beijing Champion’s Shareholders to Champion Technology, dated February 13, 2008. Pursuant to this letter addressed to Champion Technology, the shareholders of Beijing Champion undertook to, unless restricted by laws, regulations or legal procedures, (i) remit all dividends, interests, other distributions or remnant assets after liquidation, if any, they receive from Beijing Champion to Champion Technology without compensation, after paying the corresponding tax and any other required expenses, (ii) transfer all or part of their equity interests in Beijing Champion to CDEL Hong Kong at a nominal or minimal purchase price, in the event CDEL Hong Kong exercises its exclusive purchase right to acquire any or all of the equity interests in Beijing Champion, (iii) remit to Champion Technology all considerations they may receive from CDEL Hong Kong’s acquisition of any equity interests in Beijing Champion, without compensation, after paying the corresponding tax and any other required expenses and (iv) act in the best interest of Champion Technology.

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

Tri-party Agreements re VIE Structure, dated January 30, 2013. To secure the performance of the obligations under the powers of attorney and the letters of undertaking described above, Champion Technology, Mr. Zhu, Ms. Yin and Beijing Champion entered into the tri-party agreements re VIE structure, pursuant to which Champion Technology has the right to request Mr. Zhu or Ms. Yin to unconditionally transfer his or her entire equity interests in Beijing Champion to Champion Technology or its designated third party within a certain period of time required by Champion Technology if Mr. Zhu or Ms. Yin breaches any provision of the power of attorney or the letter of undertaking. In addition, Champion Technology may also request Mr. Zhu or Ms. Yin to provide sufficient security to the satisfaction of Champion Technology and enter into a security agreement proposed by Champion Technology within a certain period of time required by Champion Technology if Champion Technology determines in its discretion that Mr. Zhu or Ms. Yin violates any provision of the powers of attorney or the letters of undertaking. If Mr. Zhu or Ms. Yin breaches this agreement, he or she shall compensate Champion Technology any and all economic losses directly or indirectly arising from his or her breach of this agreement, the powers of attorney and the letters of undertaking.

Spousal Consent Letters, dated January 30, 2013. The spouse of each shareholder of Beijing Champion (i.e. Mr. Zhu and Ms. Yin) has entered into a spousal consent letter to acknowledge that he or she consents to the disposition of the equity interests held by his or her spouse in Beijing Champion in accordance with the exclusive purchase rights agreement, the letter of undertaking, the power of attorney, the equity pledge agreement and the tri-party agreements re VIE structure described above, and any other supplemental agreement(s) may be consented by his or her spouse from time to time. Each such spouse further agrees that he or she will not take any action or raise any claim to interfere with the arrangements contemplated under the above mentioned agreements. In addition, each such spouse further acknowledges that any right or interest in the equity interests held by his or her spouse in Beijing Champion do not constitute property jointly owned with his or her spouse and each such spouse unconditionally and irrevocably waives any right or interest in such equity interests.

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

D. Property, Plants and Equipment

Our principal executive offices are located in approximately 2,495 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also own approximately 355 square meters of office space in Hangzhou, China. We also lease approximately 3,964 square meters at the Xueyuan International Tower and 5,847 square meters at different locations of China. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

The selected consolidated statements of operations data for the fiscal years ended September 30, 2009, 2010 and 2011 and the selected consolidated balance sheets data as of September 30, 2010 and 2011 have reflected the discontinued operation, where applicable. See “— Operating Results — Income (Loss) from discontinued operations” for more information.

A. Operating Results

Overview

We offer a wide range of online education and test preparation courses and other related services and products. Our online courses are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering and other industries. We also offer test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. We further offer online foreign language courses. In addition to our online education courses, which accounted for 73.6%, 74.1% and 77.3% of our net revenues in the fiscal years ended September 30, 2010, 2011 and 2012, respectively, we also sell books and reference materials through third-party bookstores and distributors across China and, to a lesser extent, through our online bookstore and our offices in Beijing. In addition, we also offer offline business start-up training courses and in-person accounting and healthcare professional training to accounting firms and the general public. We also, from time to time, provide course production services and platform production services for certain customers at their request.

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

Our net revenues were $32.6 million, $41.6 million and $52.1 million in the fiscal years ended September 30, 2010, 2011 and 2012, respectively. We incurred net losses of $1.9 million and $3.8 million in the fiscal years ended September 30, 2010 and 2011, respectively. Our higher net loss during the fiscal year ended September 30, 2011 compared to the fiscal year ended September 30, 2010 stemmed mainly from share-based compensation expenses arising from the re-pricing and acceleration of the vesting of our share options granted under the Prior Plan in the fourth quarter of the fiscal year ended September 30, 2011, and impairment of goodwill, property, plant and equipment, intangible assets and purchased call options acquired with the acquisitions of Zhengbao Yucai and Champion Xinlixiang. We had a net income of $8.2 million in the fiscal year ended September 30, 2012 compared to a net loss of $3.8 million in the fiscal year ended September 30, 2011mainly due to significant decrease in share-based compensation expenses, professional fees and bad debts provision, and no impairment items arising from Zhengbao Yucai and Champion Xinlixiang. In addition, the disposal of Champion Xinlixiang in May 2012 stopped the continued loss in the remaining of the fiscal year ended September 30, 2012. Our total course enrollments from continuing operations increased from approximately 1,215,000 for the fiscal year ended September 30, 2010 to over 1,601,000 and 2,203,000 for the fiscal years ended September 30, 2011 and 2012, respectively.

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

Specific Factors Affecting Our Results of Operations

Our results of operations in any given period are also directly affected by company-specific factors, including:

•

Number of enrollments in our courses. Our ability to generate and grow our net revenues is primarily affected by our ability to increase the number of course enrollments. This in turn is driven by several factors, including change of exam schedules, governmental and industrial requirements for education and training in various professions and industries, recognition of our brand and services, Internet and broadband penetration rate, and the perceived effectiveness of our education and training courses. Government regulations requiring increased number of licensure and certification exams provide us with new market opportunities to develop new courses and to attract potential exam participants as our customers. Changes in exam content and knowledge requirements in certain industries and professions, and the increased difficulty, or perceived difficulty of certain exams covered by our courses, may also contribute to growth in our course enrollments as more exam takers may feel a stronger need to take exam preparation courses. Government policies encouraging business start-up training provide us with new market opportunities to develop new courses and to attract potential course participants to take our courses. Benefiting from the above driving factors, our total course enrollments from continuing operations increased from approximately 1,215,000 for the fiscal year ended September 30, 2010 to 1,601,000 and 2,203,000 for the fiscal years ended September 30, 2011 and 2012, respectively.

However, we may also, from time to time, experience a decrease in course enrollments in certain subject areas if there is a perception within those industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. For example, our Intermediate Level Accounting Professional Qualification Examination online course enrollments decreased from approximately 116,000 for the fiscal year ended September 30, 2011 to approximately 109,000 for the fiscal year ended September 30, 2012.

In addition, although overall enrollment in our online elite classes increased from approximately 9,000 in the fiscal year ended September 30, 2011 to approximately 16,400 in the fiscal year ended September 30, 2012, enrollment in our online elite classes for our Intermediate Level Accounting Professional Qualification Examination decreased from approximately 1,900 in the fiscal year ended September 30, 2011 to approximately 1,400 in the fiscal year ended September 30, 2012 as an increasing number of course participants chose to register for the corresponding premium classes, which they consider more suitable for their needs.

However, we expect overall demand for most of our courses to continue to increase, especially for accounting continuing education, due to an increasing number of individuals seeking to enter or obtain various qualifications applicable to the professions and industries covered by our courses and those seeking to fulfill regulatory or admission requirements. Finally, any government decisions to scale back, postpone or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues.

•

Fees for our courses. Our net revenues are also affected by the amount of fees we charge for our courses, which depends on the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our courses and the income levels that our course participants expect to achieve upon passing the related licensure and certification exams. We may also experience pricing pressure as we expand our course offerings into new areas, or new segments and exams within existing areas that we cover, to attract new customers. In addition, our net revenue generated from our business start-up training course is affected by our entitlement to government subsidy payments conditioned on our ability to meet government stipulated conditions under their subsidy policies. Such stipulated conditions include the passage rate of our course participants’ business proposals as evaluated by the relevant government authorities, the business start-up rate and the employment rate of our business start-up course participants.

•

Our ability to expand the range of courses and other services. Our ability to address market needs in new areas, or in new segments and exams within existing areas we cover by expanding the range of our course offerings and other services, has a direct impact on our ability to maintain rapid growth in our course enrollments. Diversifying our sources of revenues also helps protect us from possible down-turns in certain industries or professions. To date, our accounting courses remain the largest and most important of all our course offerings in terms of revenues and numbers of course enrollments. Although we expect the accounting profession to remain a stable source of customers for our services due to the large and increasing number of industry participants and the existence of various qualification exams and professional requirements in the industry, we have expanded and plan to continue to expand our course offerings to further grow our revenues, expand our brand and reputation into other areas, and provide a buffer against over-reliance on any one particular area. Over the past several years, we have developed our legal, healthcare and construction engineering course offerings and further enhanced the reputation of our other course offering in the area of business start-up training.

•

Impact of strategic alliances and business acquisitions. We have pursued and may continue to pursue strategic alliance and acquisition opportunities to increase our service offerings and expand our growth. In March 2009, we acquired the business start-up training business. In September 2009, we acquired the business of Gaokao retake preparation and high-school supplementary tutoring business. Similar acquisitions may not generate the financial results we expect and may even result in losses. With respect to our Gaokao retake preparation and high-school supplementary tutoring business, we suffered significant operating losses for the fiscal year ended September 30, 2011. As a result, we discontinued such business in September 2011 and sold same to a third-party in May 2012.

We also often enter into strategic alliances with global education leaders as their distributor in China. Examples of these strategic alliances include our alliance with Becker Professional Education where we exclusively distribute Becker Professional Education’s CPA Review, CPA Final Review courses, ACCA examination review courses and related materials in China. We also entered three strategic alliances with AsknLearn Pte. Ltd., India’s largest education company, TStudy Co., Ltd., one of the largest private education companies in Korea, and Eleutian Technology Inc., whereby we obtained the right to distribute their respective products in China. Our ability to successfully identify, execute, integrate and manage new alliances and acquisitions can have a significant effect on our results of operations.

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

	Year Ended September 30,
	2010		2011		2012
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	23,982	73.6%	30,788	74.1%	40,281	77.3%
Books and reference materials	3,939	12.1%	4,743	11.4%	4,438	8.5%
Others	4,658	14.3%	6,033	14.5%	7,383	14.2%

Total net revenues	32,579	100.0%	41,564	100.0%	52,102	100.0%

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

We earn revenues from course fees paid by course participants enrolled in our online education courses. We recognize course fee payments as revenues pursuant to one of two types of revenue recognition models, the non-refundable course model and the refundable course model. The non-refundable course model represents our original revenue recognition model used for our courses since the start of our business. This revenue recognition model applies to most of our current courses. For online courses with exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period from the date on which the course participants enroll in the courses to the completion date of the relevant exam when we close access to the relevant online course materials except that we recognize part of our revenues of accounting continuing education when course participants complete the stipulated study hours and take the examinations. With respect to courses without exams using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period during which the courses are delivered to the participants.

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

We introduced our premium classes under the non-refundable course model in August 2008 for some of our most successful courses, such as courses for the accounting, legal and healthcare industries. Our premium class participants enjoy high-quality premium course-related support services similar to the elite class participants. However, premium course participants do not enjoy refund privileges. Instead, in general, if a participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course and pay only 50% of the course fees. The participant is given this 50% discount only once, therefore, if he or she fails the relevant course examination again and wishes to retake the premium course for the third time, there is no discount provided at that time. If a participant fails to pass the course examination for the examinations of American Institute of CPAs and certain accounting, healthcare, and construction engineering courses, however, the course participant can retake the same courses free of charge for the following year if certain pre-agreed conditions are met.

To enroll in our courses, course participants may choose to purchase pre-paid study cards from our distributors or to pay us through bank remittance, postage, online payment using credit or debit cards via external payment networks or cash at our offices. We provide course participants with a one-week trial period, applicable to the foundation classes of most courses that we offer, commencing on the date course participants activate their subscription for the relevant course. If course participants decide within the one-week trial period that they no longer want to take the course, we will refund their course fees. The amount of one-week trial period course fee refunds was insignificant in the fiscal years ended September 30, 2010, 2011 and 2012. We begin to recognize revenues following the expiry of the one-week trial period.

To use the face value on a pre-paid study card, course participants must activate the card by using an access code and password to transfer the face value on the card to their personal online registered accounts and register for the desired courses. We first introduced pre-paid study cards in January 2003. Our study cards are sold with expiration dates, typically set at two to three years from the print date of the card. Proceeds from the expired study cards that have never been activated are recognized as revenues upon expiration of the cards. For the fiscal years ended September 30, 2010, 2011 and 2012, we recognized revenue before business tax and related surcharges in connection with expired pre-paid study cards of approximately $90,000, $103,000 and $113,000, respectively. Once course participants activate the pre-paid study cards, the face values of the cards are added to their personal registered accounts and are no longer subject to expiration. We, at times, offer volume discounts to our distributors for purchases over a specified amount of pre-paid cards during a specified period of time, generally one year. These discounts are provided to distributors in the form of additional study cards. The after-discount prices of the study cards paid by the distributors to us are recognized as deferred revenue. Deferred revenue is subsequently recognized as revenues upon provision of the future services according to the applicable revenue recognition policy discussed above.

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

	For the Year Ended September 30,
	2010		2011		2012
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net Revenues	32,579	100.0%	41,564	100.0%	52,102	100.0%
Cost of sales:
Cost of services	(13,283)	(40.8)%	(16,840)	(40.5)%	(20,494)	(39.3)%
Cost of tangible goods sold	(2,070)	(6.3)%	(2,794)	(6.7)%	(2,587)	(5.0)%

Total cost of sales	(15,353)	(47.1)%	(19,634)	(47.2)%	(23,081)	(44.3)%
Gross profit and gross margin [1]	17,226	52.9%	21,930	52.8%	29,021	55.7%

[1]	Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.

Cost of Services

Cost of services accounted for 40.8%, 40.5% and 39.3% of our net revenues in the fiscal years ended September 30, 2010, 2011 and 2012, respectively. Cost of services are mainly composed of salaries and related expenses for our tutors, course production technicians and other employees, fees paid to our course lecturers, rental and related expenses, server management and bandwidth leasing fees paid to third-party providers, and depreciation and amortization expenses. Our cost of services as a percentage of net revenues slightly decreased in the fiscal year ended September 30, 2011 as compared to the fiscal year ended September 30, 2010 as a result of relatively slower growth in salaries and related expenses, rental and related expenses, server management and bandwidth leasing fees paid to third-party providers, and share-based compensation expenses. Such slower growth was partially offset by the relatively higher growth in fees paid to our lecturers due to our expanded course offerings, more course production hours and higher hourly lecturer fees. Our cost of services as a percentage of net revenues slightly decreased in the fiscal year ended September 30, 2012 as compared to the fiscal year ended September 30, 2011 as a result of relatively slower growth in salaries and related expenses, rental and related expenses, and decreased share-based compensation expenses. The effect was partially offset by the significant growth in fees paid to our lecturers due to our expanded course offerings, more course production hours and higher hourly lecturer fees, and server management and bandwidth leasing fees paid to third-party providers due to launch of high-definition courses.

Historically, fees paid to lecturers to produce our courses constituted a large portion of our cost of services because we allocated significant resources to engage high-quality lecturers for our online courses and to increase the number of lecturers for our expanded course offerings. The number of lecturers actively producing online courses for us was 370, 325 and 642 in the fiscal years ended September 30, 2010, 2011 and 2012, respectively. The decrease in the number of lecturers actively producing online courses for us in the fiscal year ended September 30, 2011 compared to the fiscal year ended September 30, 2010 resulted primarily from the adjustment and maintenance of a more qualified pool of lecturers. In the fiscal year ended September 30, 2012, the number of lecturers increased compared to the fiscal year ended September 30, 2011 primarily due to launch of high-definition courses. Leveraging the online medium, we are also achieving greater economies of scale as we are able to continuously increase our numbers of course participants without having to increase the number of our lecturers, which is a distinct advantage we enjoy over traditional offline schools and educational programs that are limited by traditional teacher-student ratios. However, our fees paid to lecturers as a percentage of our net revenues increased in the fiscal year ended September 30, 2011 as compared to the fiscal year ended September 30, 2010, primarily as a result of increase in hourly lecturer fees for our existing online course offerings and expansion of in-person accounting and healthcare professional training to the public. This trend continued for the fiscal year ended September 30, 2012.

Our service-oriented approach is a critical component of our online education business model. Accordingly, our tutors and course production technicians also play an important role in our delivery of quality services. While our lecturers primarily conduct lectures through pre-recorded audio-visual media, our tutors play a more immediate frontline role in the provision of our course services. They answer questions from course participants by email or by telephone, usually within a 24-hour time period. Delivering this level of quality service and responsiveness requires us to continuously maintain a large, well-trained pool of tutors to keep pace with the growth in the numbers of course enrollments, and to allocate sufficient resources to retain the top performing tutors to maintain the overall high-quality of our tutoring services. The number of our tutors increased from 189 (including 81 part-time tutors) as of September 30, 2010 to 192 (including 68 part-time tutors) as of September 30, 2011, and slightly increased to 193 (including 35 part-time tutors) as of September 30, 2012. To ensure a high quality learning experience, we also allocate resources to retain course production technicians capable of creating high quality high-definition audio-video course materials and other interactive features of our online courses. The number of our course production technicians increased from 78 as of September 30, 2010 to 85 as of September 30, 2011, and decreased to 74 as of September 30, 2012 due to postponement of exam dates of the 2012 Elementary Level and Intermediate Level Accounting Professional Qualification Exams resulting in postponement of production of the 2013 courseware for the same exams. As a result, to date, salaries and related expenses constituted a large portion of our cost of services.

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

Selling Expenses

Selling expenses accounted for 22.0%, 23.5% and 21.8% of our net revenues in the fiscal years ended September 30, 2010, 2011 and 2012, respectively. Our selling expenses consist primarily of advertising and promotion expenses, salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, freight and delivery expenses related to our books and reference materials, rental and related expenses of office facilities and other selling expenses. Our selling expenses slightly decreased to 22.0% of our net revenues in the fiscal year ended September 30, 2010 as a result of significant decrease in advertising and promotional expenses. Such decrease was partially offset by relatively significant growth in commissions paid to agents, salaries and related expenses, rental and related expenses, and share-based compensation expenses. Our selling expenses increased to 23.5% of our net revenues in the fiscal year ended September 30, 2011 as a result of relatively higher growth in our advertising and promotional activities and commissions paid to agents due to an increase in the sales of our courses. Such higher growth was partially offset by the relatively lower growth in salaries and related expenses and share-based compensation expenses. Our selling expenses decreased to 21.8% of our net revenues in the fiscal year ended September 30, 2012 as a result of our achievement of economies of scale and decrease in share-based compensation expenses. Such decrease was partially offset by the relatively higher growth in salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, and rental and related expenses of office facilities.

The aggregate amount of salaries paid to our customer service staff was significant as we significantly increased the number of our customer service staff with the increase in the number of course enrollments and other customers. In addition, as we seek to reduce our reliance on sales of our pre-paid study cards through third-party sales agents, we continue to increase the number of our customer service staff to increase the portion of sales of our products and services conducted directly through our own customer service staff.

The aggregate amount of salaries paid to our sales and marketing staff was also significant as we maintained the number of our sales and marketing staff at a high level to promote our business.

General and Administrative Expenses

Our general and administrative expenses accounted for 32.4%, 29.4% and 15.8% of our net revenues in the fiscal years ended September 30, 2010, 2011 and 2012, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, professional fees, rental expenses, depreciation and amortization, and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office, communication and entertainment expenses. Our general and administrative expenses increased to 32.4% of our net revenues in the fiscal year ended September 30, 2010 due to bad debts provision of $2.2 million, relatively significant growth in salaries and related expenses, professional fees, and share-based compensation expenses. Our general and administrative expenses decreased to 29.4% of our net revenues in the fiscal year ended September 30, 2011 as compared to the fiscal year ended September 30, 2010 due to relatively lower growth in salaries and related expenses; decreased bad debts provision from $2.2 million in the fiscal year ended September 30, 2010 to $1.2 million in the fiscal year ended September 30, 2011. This slower growth was partially offset by the relatively significant growth in share-based compensation expenses arising from re-pricing and acceleration of the vesting of our share options granted under the Prior Plan in the fourth quarter of the fiscal year ended September 30, 2011. Our general and administrative expenses decreased to 15.8% of our net revenues in the fiscal year ended September 30, 2012 due to significant decrease in professional fees, bad debts provision and share-based compensation expenses. Such decrease was partially offset by the increase in salaries and related expenses.

Share-based Compensation Expenses

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We also adopted on July 2, 2008, and amended and restated on February 16, 2009 and May 21, 2012, respectively, our 2008 Performance Incentive Plan, or the New Plan. An aggregate of 11,652,556 ordinary shares have been reserved for issuance under the Prior Plan. In addition, an aggregate of 12,545,999 ordinary shares have been reserved for issuance under the New Plan as of September 30, 2012. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plans.” As of September 30, 2010, 2011 and 2012, there are outstanding options to purchase a total of 11,620,104, 12,488,012 and 3,898,524 ordinary shares, respectively, and as a result, we recorded share-based compensation expenses in the corresponding periods in connection with the options granted. In the fiscal years ended September 30, 2011 and 2012, we also recorded share-based compensation expenses in connection with restricted shares awarded to non-executive directors. In addition, we further reduced the exercise price of 8,066,700 and 1,398,300 outstanding share options under the Prior Plan from $0.82 per share to $0.615, which equaled the closing price of our ADSs on NYSE at the close of trading on September 27, 2011, and zero per share, respectively. Furthermore, the re-priced options had been accelerated to be fully vested on the same day. As a result, we further recorded incremental share-based compensation expenses in the fiscal year ended September 30, 2011. The amounts of these share-based compensation expenses are set forth below:

	For the Years Ended September 30,
	2010	2011	2012
	$	$	$
	(in thousands)
Share-based compensation expenses:
Restricted shares awarded to non-executive directors	—	104	21
Options granted to employees, non-employees and non-executive directors	4,387	5,920	120

As of September 30, 2010, 2011 and 2012, the unamortized compensation expenses in connection with our outstanding options were $7.8 million, $0.7 million and $0.2 million, respectively.

Impairment of goodwill, intangible assets and purchased call option

Zhengbao Yucai, which operates the business of start-up training services we acquired in March 2009 from a third-party individual Mr. Liang Ma, incurred net losses for the fiscal years of 2009 and 2010. In addition, in late 2009, we noted that Mr. Liang Ma, Beijing Yinglun Yucai Education Consulting Co., Ltd., or Yinglun Yucai, a company owned by Mr. Liang Ma, and Global Education Consortium Group Co., Limited, a company owned by Mr. Liang Ma’s wife, were engaged in competing businesses which is prohibited under the purchase agreement. As a result, we filed an arbitration application in January 2010 with the China International Economic and Trade Arbitration Commission, or CIETAC, against Mr. Liang Ma and the other related parties. Under these circumstances, we performed impairment tests for the goodwill, other intangible assets and the purchased call options acquired with the acquisition of the start-up training business as of September 30, 2010. Based on the impairment tests, there was no impairment of goodwill and other intangible assets as the start-up training business is expected to be profitable in the future. However, the option to acquire 49% equity interest of a company owned by Yinglun Yucai was fully impaired by US$0.03 million and the option to acquire 30% equity interest in Zhengbao Yucai was impaired by US$0.13 million. In June 2011, CIETAC, ruled, among other things, that Mr. Liang Ma shall surrender his 40% ownership interest in Zhengbao Yucai to us for no consideration. As a result, the option to acquire additional equity interest in Zhengbao Yucai of $1.1 million was fully impaired in the fiscal year ended September 30, 2011. In September 2011, in conjunction with the discontinuance of operations of Champion Xinlixiang, we recorded an impairment loss of US$2.1 million to write down the related carrying amounts of its assets to their fair values less cost to sell. Please see “—Income (Loss) from discontinued operations” for more information.

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

CDEL Hong Kong was incorporated in Hong Kong and does not conduct substantial operations of its own. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2010, 2011 and 2012. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by CDEL Hong Kong to us.

In February 2010, PENCIL was incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as PENCIL has no assessable profits in Hong Kong in the fiscal years ended September 30, 2010, 2011 and 2012. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by PENCIL to us through CDEL Hong Kong.

On September 27, 2012, DL Education was incorporated in the United States as our wholly owned subsidiary. DL Education has not conducted any substantive operations since its inception. No provision for tax has been made as DL Education has no assessable profits in the United States in the fiscal year ended September 30, 2012.

Enterprise Income Tax

The current and deferred components of the income tax expense/(benefit) appearing in our consolidated statements of operations are as follows:

	Years ended September 30,
	2010	2011	2012
	$	$	$
	(in thousands)
Current tax expense	1,044	1,948	2,074
Deferred tax expense/(benefit)	(469)	(977)	526

	575	971	2,600

Champion Technology and Beijing Champion obtained tax preferential treatments as “high and new technology enterprises” or enjoyed a term tax holiday under New EIT Law that resulted in lower tax rates. Champion Technology and Beijing Champion are subject to the tax rate of 15% from 2010 through 2012. Our other PRC entities are subject to standard income tax rate of 25% for 2010, 2011 and 2012. See “Risk Factors — General Risks Relating to Conducting Business in China — The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.”

$6.7 million earnings of our subsidiaries located in the PRC that are available for distribution as of September 30, 2012 were distributed in December 2012, which were generated before 2008 and were not subject to any Chinese dividend withholding taxes. For earnings of our subsidiaries located in the PRC generated after 2008 that were available for distribution as of September 30, 2012, a provision of $0.6 million has been made for the Chinese dividend withholding taxes with respect to the distribution of these amounts to CDEL Hong Kong.

Under the Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on August 3, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including residence status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determination criteria set forth in Circular 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented with respect to such enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See “Risk Factors — Risks Relating to Doing Business in China — Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise’, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Business Tax and Related Surcharges

We are subject to approximately 3.36% business tax and related surcharges on the revenues earned from provision of online education services, which are recognized net of all business tax and related surcharges. Our other services related revenues are subject to 3.36% to 5.6% business tax and related surcharges, which are also recognized net of all business tax and related surcharges. Such business tax and related surcharges net against revenues for the years ended September 30, 2010, 2011 and 2012 are approximately $1.1 million, $1.3 million and $1.7 million, respectively. In addition, we are subject to 5% (or 5.6% after December 1, 2010) business tax and related surcharges on service fee received by Champion Technology and Champion Education Technology from Beijing Champion prior to September 1, 2012, and 5.6% business tax and related surcharges on service fee received by Champion Wangge from Beijing Champion, which tax and surcharges are included in the cost of services.

Value Added Tax

In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is calculated based on the sales value of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. VAT related to our books and reference materials sales amounted to approximately $0.5 million, $0.6 million and $0.6 million for the fiscal years ended September 30, 2010, 2011 and 2012, respectively. Starting from September 1, 2012, service fee received by Champion Technology and Champion Education Technology from Beijing Champion is no longer subject to business tax but subject to VAT and related surcharges at a rate of 6.72% and 3.36%, respectively. We are required to remit the VAT we collected to the tax authority. Champion Technology is a VAT general taxpayer and the output VAT liability of Champion Technology is allowed to offset qualified input VAT paid to suppliers. On the other hand, Champion Education Technology is a VAT small-scale taxpayer and its output VAT liability is not allowed to offset its input VAT. Net VAT balance between input VAT and output VAT is recorded in either other current liabilities or other current assets on the consolidated balance sheets.

Income (Loss) from discontinued operations

Champion Xinlixiang, which operated our Gaokao retake preparation and high-school supplementary tutoring business that we acquired in September 2009 from two third-party individuals, incurred significant operating loss in the fiscal year ended September 30, 2011. As a result, we discontinued such business in September 2011 and sold same to a third-party in May 2012. Prior year financial statements for the fiscal year of 2010 have reflected the operations of Champion Xinlixiang as a discontinued operation.

The goodwill and non-compete agreement related to Champion Xinlixiang were impaired by $1.4 million and $0.3 million, respectively, for the fiscal year ended September 30, 2010. In the fiscal year ended September 30, 2011, the related goodwill, property, plant and equipment, and non-compete agreement were further written down by $0.8 million, $1.0 million and $0.3 million, respectively, to write down the related carrying amounts to their fair values less cost to sell. The revenue and pretax income (loss) from the discontinued operations included in our consolidated statement of operations were $2.2 million and $(2.2) million, respectively, for the year ended September 30, 2010, $1.8 million and $(3.4) million, respectively, for the year ended September 30, 2011 and $1.0 million and $(0.1) million, respectively, for the year ended September 30, 2012.

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

Consolidation of Variable Interest Entity

We conduct substantially all of our education business through Beijing Champion, our variable interest entity, and its subsidiaries. We have, through our wholly owned subsidiary in the PRC, entered into contractual arrangements with Beijing Champion and its subsidiaries and its shareholders such that Beijing Champion and its subsidiaries are considered variable interest entities for which we are considered their primary beneficiary. We believe that the powers of attorney are valid, binding and enforceable under existing PRC laws and regulations and enable Champion Technology to vote on all matters requiring Beijing Champion’s shareholder approval. We also believe that the exclusive purchase right contracts provide us with a substantive kick out right. More specifically, we believe that the terms of the exclusive purchase right contracts are currently exercisable and legally enforceable under current PRC laws and regulations, and believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the purchase right does not represent a financial barrier or disincentive for us to currently exercise our rights under the purchase right contract. Our rights under the powers of attorney and the exclusive purchase right contract give us the power to control the shareholders of Beijing Champion and thus the power to direct the activities that most significantly impact the Beijing Champion’s economic performance. We believe that our ability to exercise control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from Beijing Champion and its subsidiaries in consideration for the services provided by Champion Technology. Accordingly, as the primary beneficiary of Beijing Champion and its subsidiaries and in accordance with U.S. GAAP, we consolidate Beijing Champion’s financial results and assets and liabilities in our consolidated financial statements.

As advised by Jingtian & Gongcheng, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, therefore we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant governmental authorities may have broad discretion in interpreting these laws and regulations. See “Item 3. Key Information — D. Risk factors — Risks Related to Our Corporate Structure and Restrictions on Industry — We rely on contractual arrangements with our affiliated PRC entity and its shareholders for our China operations, which may not be as effective in providing operational control as direct ownership”, and “The shareholders of Beijing Champion may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with Beijing Champion, our variable interest entity, and its subsidiaries and its shareholders. See “Item 4. Information on the Company — C. Organizational Structure” for a summary of these contractual arrangements. In the fiscal years ended September 30, 2010, 2011 and 2012, Beijing Champion and its subsidiaries contributed in aggregate 96%, 98% and 98%, respectively, of our total net revenues. As of the fiscal years ended September 31, 2011 and 2012, Beijing Champion and its subsidiaries accounted for an aggregate of 43% and 65%, respectively, of our total assets, and 96% and 95%, respectively, of our total liabilities. Our assets not associated with Beijing Champion and its subsidiaries primarily consist of cash.

Revenue Recognition

We recognize revenues from our services and sales of products when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

Online education services . We generate most of our revenues from online education services provided to course participants pursuant to two types of revenue models — a non-refundable course model and a refundable course model.

For online courses using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period from the customers’ enrollment in the courses to the end of courses. For online courses using the refundable course model, if the customers complete the courses and fail the professional exams and their scores are within a range provided for in the agreement, we offer the customers either a full refund or the right to retake the course. The customers must notify us within a 15-30 day period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. The proceeds from the refundable course model are initially recorded as “refundable fees”. We recognize such revenues upon the expiration of the customers’ right to either receive a refund or ratably over the course period if the customers decide to retake the course before the expiration of such right.

Customers enroll in online courses mainly through the use of prepaid study cards which are purchased from distributors. We sell to our distributors prepaid study cards at a discount to the face value of the cards. We recognize the after-discount-selling-price as revenue over the period the online course is available to the customer, which generally is from the enrollment date to the completion of the relevant professional examination date. For prepaid study cards that are not activated for course enrollment, we recognize revenues upon expiration of the cards. Prepaid study cards that have been activated but have not been used to enroll online courses do not have an expiry date and, therefore, the related revenues will be deferred until they are used to enroll in online courses. Customers who enroll with us directly are eligible to a refund within a seven-day trial period. Accordingly, revenue recognition would not start prior to the lapse of the seven-day trial period.

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

We also provide student recruiting services and online platform to government agencies which use our online platform to conduct continuing education services. We earn service fees as a percentage of total tuition fees based on the agreements entered into with the government agencies. Service fees received are initially recorded as deferred revenue and are recognized as revenue when course participants complete the stipulated study hours and take the examinations, or on a straight line basis over the subscription period based on terms of the agreements.

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

In October 2009, the FASB published FASB ASU 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available (“VSOE”); (b) third-party evidence (“TPE”) if vendor-specific objective is not available; or (c) estimated selling price (“ESP”) if neither vendor-specific objective evidence nor third-party evidence is available. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted.

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

Goodwill

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. As of September 30, 2012, we had two reporting units: online education service and business start-up training service. We disposed the reporting unit of our Gaokao retake business in May, 2012, please see “— Description of Key Line Items — Income (Loss) from discontinued operations” for more information. We perform our goodwill impairment test on September 30th of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.

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

The following table sets forth the details of goodwill impairment test as of September 30, 2012:

	Online education service	Business start-up training service	Total
	(in thousands of $)
Estimated fair value	107,180	3,135	110,315
Carrying value net	51,070	2,300	53,370
Percentage by which the fair value exceed the carrying value	109.9%	36.3%
The estimated fair value of goodwill allocated to the reporting unit	*	*

The carrying value of goodwill	5,726	1,785	7,511
Foreign currency adjustment	*	*
Goodwill impairment loss	*	*

*	The second step of goodwill impairment test was not performed for the reporting units of online education service and business start-up training service.

In determining the fair values of our reporting units as of September 30, 2012, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 17% – 35.5% and a terminal value growth rate at 3%. Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of September 30, 2012, no impairment of goodwill was identified for the reporting units of online education service and business start-up training service.

The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by the management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in additional impairment charge.

Income taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in our income statement in the period that includes the enactment date. We consider current tax laws and our interpretation of them when we make our judgments, assumptions and estimates relative to current provision for income tax. We also assess a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Such evidence includes our estimates of future taxable income and tax planning strategies. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

Effective October 1, 2007, we adopted the recognition and measurement methods under the authoritative interpretation regarding the accounting and disclosure for uncertainty in tax positions. The guidance requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Based on this assessment, as of September 30, 2010, 2011 and 2012, respectively, we have recognized an approximately $0.2 million, $0.2 million and $0.2 million accrual for unrecognized tax benefits which is included in the account of “accrued expenses and other liabilities”. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. We recognize, if any, interest related to unrecognized tax benefit in interest expense and penalties in other expenses. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

Uncertainties exist with respect to how PRC’s New EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the Enterprise Income Tax Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See “Item 3.D. Key Information — Risk Factors — General Risks Relating to Conducting Business in China — Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Share-based Compensation Expenses

In the fiscal years ended September 30, 2010 and 2011, we granted to our non-executive directors and employees share-based compensation awards subject to various graded vesting under the New Plan. In addition, we further reduced the exercise price of 8,066,700 and 1,398,300 outstanding share options under the Prior Plan from $0.82 per share to $0.615, which equaled the closing price of our ADSs on NYSE on September 27, 2011, and zero per share, respectively. Furthermore, the re-priced options had been accelerated to be fully vested on the same day.

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

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either case, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total amount for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational issues about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before the FASB updates the pronouncement issued in June 2011. We chose early adoption of this guidance. The adoption of this guidance did not have a significant effect on our Company’s consolidated financial statements.

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

In December 2011, the FASB has issued an authoritative pronouncement entitled “Disclosures about Offsetting Assets and Liabilities.” The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retroactively for all comparative periods presented. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial condition or results from operations.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended September 30,
	2010		2011		2012
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	23,982	73.6%	30,788	74.1%	40,281	77.3%
Books and reference materials	3,939	12.1%	4,743	11.4%	4,438	8.5%
Others	4,658	14.3%	6,033	14.5%	7,383	14.2%

Total net revenues	32,579	100.0%	41,564	100.0%	52,102	100.0%
Cost of sales:
Cost of services	(13,283)	(40.8)%	(16,840)	(40.5)%	(20,494)	(39.3)%
Cost of tangible goods sold	(2,070)	(6.3)%	(2,794)	(6.7)%	(2,587)	(5.0)%

Total cost of sales	(15,353)	(47.1)%	(19,634)	(47.2)%	(23,081)	(44.3)%

Gross profit	17,226	52.9%	21,930	52.8%	29,021	55.7%
Operating expenses:
Selling expenses	(7,176)	(22.0)%	(9,771)	(23.5)%	(11,337)	(21.8)%
General and administrative expenses	(10,535)	(32.4)%	(12,221)	(29.4)%	(8,248)	(15.8)%
Impairment of purchased call option	(162)	(0.5)%	(1,115)	(2.7)%	—	—

Total operating expenses	(17,873)	(54.9)%	(23,107)	(55.6)%	(19,585)	(37.6)%
Other operating income	74	0.2%	603	1.5%	58	0.1%

Operating income (loss)	(573)	(1.8)%	(574)	(1.3)%	9,494	18.2%
Interest income	458	1.4%	883	2.1%	1,119	2.1%
Exchange loss	(66)	(0.2)%	(143)	(0.3)%	(40)	(0.1)%

Income (loss) before income taxes	(181)	(0.6)%	166	0.5%	10,573	20.3%
Less: Income tax expense	(575)	(1.8)%	(971)	(2.3)%	(2,600)	(5.0)%

Net income (loss) from continuing operations	(756)	(2.4)%	(805)	(1.8)%	7,973	15.3%
Net loss of continuing operations attributable to noncontrolling interest	911	2.8%	303	0.7%	—	—

Net income (loss) from continuing operations attributable to China Distance Education Holdings Limited	155	0.4%	(502)	(1.1)%	7,973	15.3%
Net income (loss) from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	(2,053)	(6.2)%	(3,300)	(8.0)%	236	0.5%

Net income (loss) attributable to China Distance Education Holdings Limited	(1,898)	(5.8)%	(3,802)	(9.1)%	8,209	15.8%

Fiscal Year Ended September 30, 2012 Compared to Fiscal Year Ended September 30, 2011

Net Revenues

Our total net revenues increased by 25.4% to $52.1 million in the fiscal year ended September 30, 2012 from $41.6 million in the fiscal year ended September 30, 2011, as a result of growth in sales of our online education services and other products and services.

Online education services. Net revenues from our online education services increased by 30.8% to $40.3 million in the fiscal year ended September 30, 2012 from $30.8 million in the fiscal year ended September 30, 2011. This increase was primarily due to overall growth in the total number of our online course enrollments to 2,170,000 in the fiscal year ended September 30, 2012 from 1,578,000 in the fiscal year ended September 30, 2011. Our accounting courses continued to account for the majority of our course enrollments with a total enrollment of approximately 1,836,000 in the fiscal year ended September 30, 2012 while enrollments in our self-taught study process monitoring programs for self-taught learners and our healthcare and construction engineering courses also increased. Of this revenue increase, our accounting courses including Registered Tax Agent Qualification Examination courses, Accounting Professional Qualification Examination courses, accounting continuing education courses, CPA Qualification Examination courses (“CPA Exam”), and Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations (“APQE Exams”) courses, generated revenues of approximately $2.6 million, $2.7 million, $4.7 million, $5.8 million, and $9.0 million, respectively, in the fiscal year ended September 30, 2012. In addition, our construction engineering and healthcare courses generated revenues of approximately $2.8 million and $6.2 million, respectively, in the fiscal year ended September 30, 2012. Furthermore, our revenue increase was also contributed by online education course service deliverable of books and reference materials of $1.8 million. Our net revenue growth rate in the fiscal year ended September 30, 2012 was partially impacted by the postponement of the exam dates of APQE Exams and CPA Exam, overall decrease in enrollment of our Intermediate Level APQE Exam courses from approximately 116,000 in the fiscal year ended September 30, 2011 to approximately 109,000 in the fiscal year ended September 30, 2012.

Books and reference materials. After reallocating revenue of $1.8 million from the online education course service deliverable of books and reference materials to online education services net revenues, net revenues from our sales of books and reference materials decreased by 6.4% to $4.4 million in the fiscal year ended September 30, 2012 from $4.7 million in the fiscal year ended September 30, 2011, which was also after the reallocation of $0.8 million to online education services net revenues.

Others. Our other net revenues increased to $7.4 million in the fiscal year ended September 30, 2012 from $6.0 million in the fiscal year ended September 30, 2011, primarily due to revenue generated from business start-up training courses, and in-person accounting and healthcare professional training to accounting firms and the general public. Our growth in revenue from others in the fiscal year ended September 30, 2012 was partially impacted by the decrease in revenues of our course production services, primary and secondary school supplementary courses, and magazine content production services. Other revenues also included sales of tax and accounting related services through our www.chinaacc.com website, and, to a lesser extent, other value-added services offered through our websites.

Gross Profit

Our gross profit increased by 32.3% to $29.0 million in the fiscal year ended September 30, 2012 from $21.9 million in the fiscal year ended September 30, 2011. Our gross margin increased to 55.7% in the fiscal year ended September 30, 2012 from 52.8% in the fiscal year ended September 30, 2011. The increase in gross margin was primarily driven by relatively slower growth in salaries and related expenses, rental and related expenses, decreased share-based compensation expenses, and revenue increase in our product mix of the higher margin books and reference materials. The increase was partially offset by the significant growth in fees paid to our lecturers due to our expanded course offerings, more course production hours and higher hourly lecturer fees, and server management and bandwidth leasing fees paid to third-party providers due to launch of high-definition courses.

Operating Expenses

Our operating expenses decreased by 15.2% to $19.6 million in the fiscal year ended September 30, 2012 from $23.1 million in the fiscal year ended September 30, 2011, primarily as a result of decrease in freight and delivery expenses, advertising and promotion expenses, professional fees, bad debts provision, and share-based compensation expenses, and no impairment item arising from Zhengbao Yucai. The effect was partially offset by the significant increase in salaries and related expenses, and commissions paid to our agents.

Selling expenses. Our selling expenses increased by 16.0% to $11.3 million in the fiscal year ended September 30, 2012 from $9.8 million in the fiscal year ended September 30, 2011. This increase resulted primarily from significant increase in commissions paid to agents due to an increase in the sales of our courses, rental and related expenses for our office facilities, and higher salaries and welfare expenses in sales and marketing service as we maintained our sales and marketing staff at a high level to promote our business, and in customer service as we significantly increased the number of our customer service staff with the increase in the number of course enrollments and other customers. Such increase was partially offset by the decrease in advertising and promotion expenses, and share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses decreased by 32.5% to $8.2 million in the fiscal year ended September 30, 2012 from $12.2 million in the fiscal year ended September 30, 2011. This decrease was primarily due to significant decrease in professional fees, bad debts provision (from $1.2 million in the fiscal year ended September 30, 2011 to $0.2 million in the fiscal year ended September 30, 2012), and share-based compensation expenses. Such decrease was partially offset by the increase in salaries and related expenses.

Impairment of purchased call option. The option to acquire additional equity interest in Zhengbao Yucai of $1.1 million was fully impaired in the fiscal year ended September 30, 2011 and there was no such impairment in the fiscal year ended September 30, 2012.

Other Operating Income

In the fiscal year ended September 30, 2012, we had other operating income of $58,000 which mainly was compensation from defendants with respect to infringement of our copyrights. In the fiscal year ended September 30, 2011, we had other operating income of $0.6 million which mainly was compensation we received from Mr. Liang Ma under the arbitral awards from CIETAC in June 2011.

Income taxes

Income tax expense for the fiscal year ended September 30, 2012 was $2.6 million, compared with an income tax expense of $1.0 million in the fiscal year ended September 30, 2011. The significant increase in income tax expense was mainly due to the increase of taxable income generated from PRC in fiscal year 2012 compared with fiscal year 2011, the provision of withholding tax applicable to the profits of our PRC subsidiaries generated after 2008 that we expect to distribute to our Hong Kong subsidiary, and the valuation allowance on deferred tax assets arising from bad debts provision made for certain accounts receivable with respect to the business start-up training business.

Income (Loss) from discontinued operations

Champion Xinlixiang, which operated our Gaokao retake preparation and high-school supplementary tutoring business that we acquired in September 2009 from two third-party individuals, incurred significant operating loss in the fiscal year ended September 30, 2011. As a result, we discontinued such business in September 2011 and sold same to a third-party in May 2012.

In conjunction with the discontinuance of operations and to write down the related carrying amounts to their fair values less cost to sell, the goodwill, property, plant and equipment, and non-compete agreement relating to Champion Xinlixiang were impaired by $0.8 million, $1.0 million and $0.3 million, respectively, for the fiscal year ended September 30, 2011. There was no impairment of the above three items in the fiscal year ended September 30, 2012.

The revenue and pre-tax income (loss) from the discontinued operations included in our consolidated statement of operations were $1.0 million and $(0.1) million, respectively, for the year ended September 30, 2012, as compared to $1.8 million and $(3.4) million, respectively, for the year ended September 30, 2011.

Net Income (Loss)

As a result of the above factors, our net income was $8.2 million in the fiscal year ended September 30, 2012, compared to a net loss of $3.8 million in the fiscal year ended September 30, 2011.

Fiscal Year Ended September 30, 2011 Compared to Fiscal Year Ended September 30, 2010

Net Revenues

Our total net revenues increased by 27.6% to $41.6 million in the fiscal year ended September 30, 2011 from $32.6 million in the fiscal year ended September 30, 2010, as a result of growth in sales of our online education services, books and reference materials, and other products and services.

Online education services. Net revenues from our online education services increased by 28.4% to $30.8 million in the fiscal year ended September 30, 2011 from $24.0 million in the fiscal year ended September 30, 2010. This increase was primarily due to overall growth in the total number of our online course enrollments to 1,578,000 in the fiscal year ended September 30, 2011 from over 1,211,000 in the fiscal year ended September 30, 2010. Our accounting courses continued to account for the majority of our course enrollments with a total enrollment of approximately 1,320,000 in the fiscal year ended September 30, 2011 while enrollments in our self-taught study process monitoring programs for self-taught learners and our healthcare and construction engineering courses also increased. Of this revenue increase, our Accounting Professional Qualification Examination courses, CPA Qualification Examination courses, Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations courses, courses to self-taught learners, construction engineering courses, and healthcare courses generated revenues of approximately $1.3 million, $5.0 million, $7.8 million, $1.2 million, $1.9 million, and $4.6 million, respectively, in the fiscal year ended September 30, 2011. Our revenue growth rate in the fiscal year ended September 30, 2011 was partially impacted by the overall decrease in enrollment of our CPA Qualification Examination courses, and Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations courses from approximately 120,000 and 216,000 in the fiscal year ended September 30, 2010 to approximately 111,000 and 193,000, respectively in the fiscal year ended September 30, 2011.

Books and reference materials. Net revenues from our sales of books and reference materials increased by 20.4% to $4.7 million in the fiscal year ended September 30, 2011 from $3.9 million in the fiscal year ended September 30, 2010. The increase in our books and reference materials revenues was due primarily to an overall increase in books and reference materials sales.

Others. Our other net revenues increased to $6.0 million in the fiscal year ended September 30, 2011 from $4.7 million in the fiscal year ended September 30, 2010, primarily due to revenues generated from business start-up training courses and primary and secondary school supplementary courses. Our other revenue growth rate in the fiscal year ended September 30, 2011 was partially impacted by the decrease in revenues of our platform production services, course production services, and information technology related services. Other revenues also included sales of magazine content production services, tax and accounting related services through our www.chinaacc.com website, in-person accounting and healthcare professional training to accounting firms and the general public, and, to a lesser extent, other value-added services offered through our websites.

Gross Profit

Our gross profit increased by 27.3% to $21.9 million in the fiscal year ended September 30, 2011 from $17.2 million in the fiscal year ended September 30, 2010. Our gross margin decreased slightly to 52.8% in the fiscal year ended September 30, 2011 from 52.9% in the fiscal year ended September 30, 2010. The decrease in gross margin was primarily driven by the relatively significant growth in fees paid to our lecturers due to our expanded course offerings, increase in hourly lecturer fees for existing online course offerings and expansion of in-person accounting and healthcare professional training to the public. The impact was partially offset by relative low growth in salaries and related expenses, rental and related expenses, server management and bandwidth leasing fees paid to third-party providers, share-based compensation expenses, and revenue increase in our product mix of the higher margin books and reference materials.

Operating Expenses

Our operating expenses increased by 29.3% to $23.1 million in the fiscal year ended September 30, 2011 from $17.9 million in the fiscal year ended September 30, 2010, primarily as a result of additional share-based compensation expenses arising from the re-pricing and acceleration of the vesting of our share options granted under the Prior Plan in the fourth quarter of the fiscal year ended September 30, 2011, impairment of purchased call option acquired with the acquisition of Zhengbao Yucai, significant increase in advertising and promotional activities, and significant increase in commissions paid to agents. Such increase was partially offset by the relatively slower growth in overall salaries and related expenses and decreased bad debts provision.

Selling expenses. Our selling expenses increased by 36.2% to $9.8 million in the fiscal year ended September 30, 2011 from $7.2 million in the fiscal year ended September 30, 2010. This increase resulted primarily from significant increase in advertising and promotional activities to promote our business and brand names, significant increase in commissions paid to agents due to an increase in the sales of our courses, and higher salaries and welfare expenses in sales and marketing service as we significantly increased our sales and marketing staff to promote our business.

General and administrative expenses. Our general and administrative expenses increased by 16.0% to $12.2 million in the fiscal year ended September 30, 2011 from $10.5 million in the fiscal year ended September 30, 2010. This increase was primarily due to $3.3 million of share-based compensation expenses we incurred in the fiscal year ended September 30, 2011. This was offset by the decrease in bad debts provision made for certain accounts receivables that have been outstanding for more than 360 days from $2.2 million in the fiscal year ended September 30, 2010 to $1.2 million in the fiscal year ended September 30, 2011. Our administrative staff salaries and related expenses increased to $2.9 million. Our professional fees increased to $2.2 million. Some of our other components of general and administrative expenses also increased due to the expansion of our business.

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

Income taxes

Income tax expense for the fiscal year ended September 30, 2011 was $1.0 million, compared with an income tax expense of $0.6 million in the fiscal year ended September 30, 2010. The change in income tax expense was mainly due to the increase of taxable income generated from PRC in fiscal year 2011 compared with fiscal year 2010.

Income (Loss) from discontinued operations

Champion Xinlixiang, which operated our Gaokao retake preparation and high-school supplementary tutoring business that we acquired in September 2009 from two third-party individuals, incurred significant operating loss in the fiscal year ended September 30, 2011. As a result, we decided to discontinue such business and put the related assets and business up for sale.

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

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through internally generated cash. As of September 30, 2010, 2011 and 2012, we had approximately $60.2 million, $60.3 million and $57.7 million in cash and cash equivalents, including bank term deposits and restricted cash, respectively. As of September 30, 2012, our cash and cash equivalents of $49.7 million primarily consisted of cash on hand, bank deposits, and AAA rated money market funds which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. We intend to finance our future working capital requirements and capital expenditures from net cash generated from operating activities and existing cash and cash equivalents. In the opinion of the Company, our working capital is sufficient for our present requirements.

Our PRC subsidiaries and consolidated affiliated entities, in the aggregate, held RMB262.0 million (US$41.7 million) in cash and cash equivalents, bank term deposits and restricted cash, as of December 31, 2012. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, please see “Risk Factors — Risks Relating to Conducting Business in China — A failure by our shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition”, and “— Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our PRC subsidiaries to obtain financing.”

Our PRC subsidiaries and our consolidated affiliated entities generally earn their revenues in Renminbi which is not a freely convertible currency. Although our PRC subsidiaries generally may convert Renminbi into foreign currency to pay dividends, our PRC subsidiaries must follow specific procedural requirements which could result in delay or which could change in the future. In addition, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. Pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. As a result of these PRC restrictions, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to CDEL Cayman (either in the form of dividends, loans or advances), which restricted portion as calculated under US GAAP amounted to approximately RMB99.6 million (US$$15.6 million) and RMB112.1 million (US$$17.8 million), respectively, as of December 31, 2011 and 2012.

We are a holding company incorporated under the laws of the Cayman Islands. We derive a substantial majority of our income from the business operation of our PRC subsidiaries and consolidated affiliated entities in China. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the Enterprise Income Tax Law and a withholding tax rate of 10% will apply to such dividends, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. $6.7 million earnings of our subsidiaries located in the PRC that are available for distribution as of September 30, 2012 were distributed to CDEL Hong Kong in December 2012, which were generated before 2008 and were not subject to any Chinese dividend withholding taxes. For earnings of our subsidiaries located in the PRC generated after 2008 that were available for distribution as of September 30, 2012, provision has been made for the Chinese dividend withholding taxes with respect to the distribution of these amounts to CDEL Hong Kong. The economic benefits of our PRC consolidated affiliated entity Beijing Champion are mainly transferred to our PRC subsidiaries Champion Education Technology and Champion Technology through payment of service fees and licensing fees under the Software License Agreement, Courseware Production Entrustment Agreement, Technical Support and Consultancy Services Agreement and Courseware License Agreement entered into between Beijing Champion, Champion Education Technology and Champion Technology. Such service fees and licensing fees are subject to PRC business tax (or VAT since September 1, 2012) and related surcharges. Upon receipt of such fees, they will become a portion of revenues for Champion Education Technology and Champion Technology and can be remitted to the Cayman Islands holding company in the form of dividend distribution.

On November 20, 2008, we announced the adoption by our board of directors of a share repurchase program. The program authorized us to repurchase up to $10 million worth of our issued and outstanding ADSs from time to time in open market transactions on the NYSE (or NYSE Arca, prior to February 4, 2009). We implemented this share repurchase program over the 12 months starting from November 20, 2008, in a manner consistent with market conditions and the interest of our shareholders. Our board decided to extend the share repurchase program for 12 months in November 2009 and November 2010, respectively, and it was scheduled to end on November 19, 2011. During the extension period from November 20, 2010 to November 19, 2011, we were authorized to repurchase up to $3.8 million of our issued and outstanding ADSs, with such $3.8 million representing the unused portion of the $10 million previously approved by the board. On April 29, 2011, the board of directors approved an increase of the repurchase quota under the share repurchase program. The expanded share repurchase program authorizes the repurchase of up to an additional $10 million of our ADSs (which makes the total repurchase quota under the share repurchase program $20 million ADSs) and would be valid until April 28, 2012. On February 28, 2012, the board of directors decided to further extend the share repurchase program for 12 months until April 28, 2013. The repurchases will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to Rule 10b-18 of the Exchange Act and a 10b5-1 plan (the 10b5-1 plan allows us to repurchase our ADSs during periods in which we may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of our ADSs and other factors. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. As of December 31, 2012, we had repurchased an aggregate of 3,920,463 ADSs, representing 15,681,852 ordinary shares, on the open market for a total cash consideration of $15.1 million. We do not expect any share repurchases carried out under the share repurchase program to have a material impact on our liquidity or capital resources.

The following table summarizes our cash flows in the fiscal years ended September 30, 2010, 2011 and 2012:

	For the Year Ended September 30,
	2010	2011	2012
	$	$	$
	(In thousands)
Net cash generated from operating activities	7,653	9,192	15,063
Net cash generated from (used in) investing activities	31,420	(9,843)	471
Net cash used in financing activities	(2,109)	(8,063)	(17,168)
Exchange rate effect on cash and cash equivalents	354	906	410

Net (decrease) increase in cash and cash equivalents	37,318	(7,808)	(1,224)
Cash and cash equivalents at beginning of the year	21,437	58,755	50,947

Cash and cash equivalents at end of the year*	58,755	50,947	49,723

*	The balances on September 30, 2010 and 2011 include the cash and cash equivalents of Champion Xinlixiang, our discontinued operation.

CDEL Cayman, our ultimate holding company, may rely on dividends and other distributions on equity paid by our PRC subsidiaries for its cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. See Note 16 to our consolidated financial statements included in this annual report.

Operating activities

Net cash generated from operating activities was $15.1 million in the fiscal year ended September 30, 2012, and compared to $9.2 million and $7.7 million in the fiscal years ended September 30, 2011 and 2010, respectively.

Net cash generated from operating activities in the fiscal year ended September 30, 2012 was primarily attributable to (i) net income before non-cash items including share based compensation expenses, depreciation and amortization, allowance for doubtful accounts, deferred tax expenses, and impairment on deferred costs, (ii) decrease in accounts receivable of $0.4 million, (iii) increase in accrued expenses and other liabilities of $2.8 million, (iv) increase in income tax payable of $0.3 million, and (v) increase in deferred revenue and refundable fees of $1.5 million. The increase in operating cash flow was partially offset by increase in prepayments and other assets, inventories, and other non-current assets of $0.7 million, $0.3 million and $0.3 million, respectively.

Net cash generated from operating activities in the fiscal year ended September 30, 2011 was primarily attributable to (i) net income before non-cash items including share based compensation expenses, depreciation and amortization, and allowance for doubtful accounts, and impairment on goodwill, property, plant and equipment, intangible assets and purchased call options, (ii) increase in accrued expenses and other liabilities of $1.1 million, (iii) increase in income tax payable of $0.6 million, and (iv) increase in refundable fees of $0.9 million. The increase in operating cash flow was partially offset by increase in prepayments and other assets of $1.1 million and decrease in deferred tax assets and liabilities of $1.1 million.

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

Investing activities

Net cash generated from investing activities was $0.5 million in the fiscal year ended September 30, 2012, compared to net cash used in investing activities of $9.8 million in the fiscal year ended September 30, 2011 and net cash generated from investing activities of $31.4 million in the fiscal years ended September 30, 2010, respectively.

Net cash generated from investing activities in the fiscal year ended September 30, 2012 was primarily attributable to the release of restricted cash of $2.7 million as the result of the settlement of Zhengbao Yucai’s arbitration in November 2011. The increase in cash flow was partially offset by capital expenditure of $2.0 million.

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

Financing activities

Net cash used in financing activities was $17.2 million in the fiscal year ended September 30, 2012, compared to net cash used in financing activities of $8.1 million and $2.1 million in the fiscal years ended September 30, 2011 and 2010, respectively.

Net cash used in financing activities in the fiscal year ended September 30, 2012 was primarily attributable to special dividend payment of $16.3 million and the repurchase of our ADS from the open market in the amount of $1.0 million.

Net cash used in financing activities in the fiscal year ended September 30, 2011 was primarily attributable to the repurchase of our ADSs from the open market in the amount of $8.1 million.

Net cash used in financing activities in the fiscal year ended September 30, 2010 was primarily attributable to the repurchase of our ADSs from the open market in the amount of $2.2 million.

Capital Expenditures

We incurred capital expenditures of $2.0 million, $2.6 million and $1.8 million and in the fiscal years ended September 30, 2012, 2011, and 2010, respectively. The amount of capital expenditures in the fiscal years ended September 30, 2012, 2011 and 2010 related primarily to our expenditures on property, plant and equipment, and software. From time to time, we may evaluate and make investments, acquisitions or divestments.

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

Inflation

Inflation in China has not had a material impact on our results of operations to date. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 3.3%, 5.4% and 2.6% in the years 2010, 2011 and 2012, respectively. In December 2012, the change in China’s Consumer Price Index was 2.5%.

C. Research and Development

Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2012 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2012:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(In thousands of $)
Operating lease obligations (1)	2,607	2,261	346	—	—	—
Others (2)	173					173
Total	2,780	2,261	346	—	—	173

(1)	Our operating lease obligations primarily relate to our leased servers and bandwidth as well as our leased office spaces in China. The office leases expire at different times over the period from the date of this annual report through 2015, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

(2)	Liabilities for unrecognized tax benefits. The balance disclosed under “Others” represents liabilities for which reasonable estimates about the timing of the payment cannot be made.

Indebtedness

We currently have no indebtedness, and had no indebtedness as of September 30, 2012.

G. Safe Harbor

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction — Forward-Looking Statements.”

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

Name	Age	Position
Zhengdong Zhu	44	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	45	Deputy Chairman of the Board of Directors
Hongfeng Sun	46	Vice President, Director
Xiaoshu Chen	47	Independent Director
Annabelle Yu Long	40	Independent Director
Liankui Hu	62	Independent Director
Carol Yu	50	Independent Director
Ping Wei	41	Chief Financial Officer

Zhengdong Zhu is co-founder, chairman of the board and chief executive officer of our company and is responsible for the overall management operations and strategic direction of our company. Prior to co-founding our company in 1998, Mr. Zhu worked at the Beijing Huake Hi-Tech Co., Ltd., a communications products and computer facilities company, as an engineer, manager of network department and vice general manager in charge of marketing and sales from 1995 to 1998. From 1989 to 1995, Mr. Zhu worked as an engineer in the area of electronic communications technology at the research department of North China Institute of Electro-Optics Technology. Mr. Zhu graduated from the Radio Engineering Department of the Southeast University in China with a bachelor’s degree in radio engineering in 1989, and obtained a graduate certificate from the management science department in Sichuan University in China in 2001. Mr. Zhu received his MBA degree from Tsinghua University in 2011. Mr. Zhu and Baohong Yin, our director and deputy chairman, are husband and wife.

Baohong Yin is co-founder, director and deputy chairman of our company. From 1989 to 2004, Ms. Yin worked as engineer, vice director of laboratory, senior engineer, director of laboratory and vice-general engineer at Beijing Uni-Construction Dadi Concrete Building Components Co., Ltd (previously known as Beijing Residential Construction Component Manufacturer). Ms. Yin graduated in 1989 from the Civil Engineering Department of Southeast University in China with a bachelor’s degree in civil engineering. She was also conferred the qualification as a senior engineer by the Beijing Advanced Specialized Technology Committee in 1999. Ms. Yin received her EMBA degree from Beijing University in 2010. Baohong Yin and Zhengdong Zhu, our chairman and chief executive officer, are wife and husband.

Hongfeng Sun is co-founder, director and vice president of our company. Prior to co-founding our company, he worked at Sichuan Champion Hi-Tech Co., Ltd., a company in Sichuan, China engaging in system integration. From 1991 to 1998, Mr. Sun worked as an assistant general manager in charge of market development at Nanjing Bada Computer System Co., Ltd. From 1989 to 1991, Mr. Sun worked at Port Authority of Nanjing as a system engineer. Hongfeng Sun received his bachelor’s degree in radio engineering from the Radio Engineering Department of Southeast University in China in 1989 and his MBA degree from China Europe International Business School in 2012.

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

Annabelle Yu Long is an independent director of our company. She has served as Chief Executive of Bertelsmann China Corporate Center and Managing Director of Bertelsmann Asia Investments, or BAI, the strategic investment arm of Bertelsmann AG since 2008. BAI is an affiliate of Bertelsmann Asia Investments AG, a shareholder of the company. In addition, she has served as board member for BMG Right Management Germany GMBH. From 2005 to 2007, Ms. Long was a principal of Bertelsmann Digital Media Investments. Ms. Long received her bachelor’s degree in science and electric engineering from the University of Electronic Science and Technology in China in 1994, and her master’s degree in business administration from Stanford Graduate School of Business in 2005.

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

Ping Wei is our chief financial officer. Ms. Wei has extensive international finance, accounting and audit experience. From 2005 to 2008, Ms. Wei worked with New Oriental Education and Technology Group (NYSE: EDU) as its director of finance and controller. In 2004, Ms. Wei was the head for New Oriental’s North American operation. Prior to that, Ms. Wei worked with Lorus Therapeutics Inc., or Lorus, a Canadian biopharmaceutical company listed on both the Toronto Stock Exchange and the American Stock Exchange as its acting chief financial officer and controller and previously as its assistant controller. Prior to working at Lorus, Ms. Wei worked as an auditor for seven years with Deloitte & Touche in Toronto and Arthur Andersen in Beijing. Ms. Wei is a Canadian Chartered Accountant and a US CPA with the State of Illinois. Ms. Wei received her bachelor’s degree in international accounting from the Central University of Finance and Banking in Beijing in 1993.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2012, we and our subsidiaries paid aggregate cash compensation of approximately $0.6 million to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Options, Restricted Shares and Share Incentive Plans

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009 and May 21, 2012, respectively, our 2008 Performance Incentive Plan, or the New Plan. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is 12,545,999 ordinary shares as of September 30, 2012, plus an automatic annual increase on October 1 of each calendar year commencing from October 1, 2012, by an amount equal to the lesser of (i) 2% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 2,850,000 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors.

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

On December 3, 2010, we issued each of our five non-executive directors 20,000 restricted shares of which restrictions were removed on December 3, 2011.

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

On September 27, 2011, we determined to provide three-years interest free, full recourse loans to employees and lecturers to exercise their options. As of December 31, 2012, 6,999,936 options had been exercised using this facility, amounting to a total loan amount of $4.3 million. The outstanding balance of the loan was $4.3 million as of December 31, 2012.

In connection with our declaration of special cash dividend of $0.12 per share on November 13, 2012, we reduced the exercise price of all our outstanding options under our Prior and New Plan by the same amount per share.

On December 3, 2012, we issued each of our five non-executive directors 45,000 restricted shares.

Under the Prior Plan, we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2012. Pursuant to the New Plan, we had granted options for the purchase of a total of 3,162,500 ordinary shares and issued 157,143 restricted shares to five non-executive directors and selected employees as of September 30, 2012. As of December 31, 2012, there were outstanding options to purchase 3,001,380 ordinary shares, out of which options to purchase approximately 2.4 million ordinary shares have vested under their current terms. We expect to recognize share-based compensation expenses for the remaining vesting period of the outstanding options, which may continue to impact our future results of operations. During the fiscal years of September 30, 2010, 2011 and 2012, we recognized share-based compensation expenses of $4.4 million, $6.0 million and $0.1 million, respectively.

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

The table below sets forth the option grants and restricted share issuance made to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share	Date of Grant or Issue	Vesting Start Date	Date of Expiration

Carol Yu	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.615	September 27, 2011	fully vested immediately on grant date	September 26, 2021

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable

Baohong Yin	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.615	September 27, 2011	fully vested immediately on grant date	September 26, 2021

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable

Xiaoshu Chen	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.615	September 27, 2011	fully vested immediately on grant date	September 26, 2021

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable

Annabelle Yu Long	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.615	September 27, 2011	fully vested immediately on grant date	September 26, 2021

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable

Liankui Hu	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.615	September 27, 2011	fully vested immediately on grant date	September 26, 2021

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable

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

Terms of Directors

We currently have a board of seven directors divided into class A, class B and class C directors. Hongfeng Sun is the class A director. The class B directors are Baohong Yin, Annabelle Yu Long and Xiaoshu Chen. The class C directors are Zhengdong Zhu, Carol Yu and Liankui Hu. At our first annual general meeting after our initial public offering held in April 2009, Hongfeng Sun, retired as a class A director and was re-elected as the class A director. At the second annual general meeting after our initial public offering held in May 2010, all class B directors retired as class B directors and were re-elected as the class B directors. At the third annual general meeting after our initial public offering held in May 2011, our class C directors that are subject to retirement, i.e. Carol Yu and Liankui Hu, were re-elected as the class C directors. At each subsequent annual general meeting after the third annual general meeting after our initial public offering, one third of the directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) will retire from office by rotation. A retiring director will be eligible for re-election. The directors to retire by rotation will include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire will be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Our chief executive officer, which currently is Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year. At the fourth annual general meeting after our initial public offering held in May 2012, Hongfeng Sun, our class A director retired as a class A director and was re-elected as the class A director, and Baohong Yin, our class B director retired as a class B director and was re-elected as the class B director. There are no director service contracts with us or any of our subsidiaries and affiliated entities providing for benefits upon termination of employment.

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

D. Employees

We had 803,847 and 859 full-time employees as of September 30, 2010, 2011 and 2012, respectively. In addition to the above full-time employees, we had approximately 46 part-time employees as of September 30, 2012, of whom 35 are tutors.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries and affiliated entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $1.9 million,$2.5 million and $3.2 million for the years ended September 30, 2010, 2011 and 2012, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $2,000 for each of the years ended September 30, 2010, 2011 and 2012.

We believe that we maintain a good working relationship with our employees and we have not experienced significant labor disputes. Our employees have not entered into any collective bargaining agreements.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of January 15, 2013, the latest practicable date by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Zhengdong Zhu (3)	74,171,493	54.77%
Baohong Yin (4)	74,171,493	54.77%
Xiaoshu Chen (5)	3,124,800	2.31%
Ping Wei (6)	1,712,919	1.26%
Hongfeng Sun	*	*
Annabelle Yu Long	*	*
Liankui Hu	*	*
Carol Yu	*	*
Directors and Executive Officers Combined	80,957,655	59.78%
Principal Shareholders:
Champion Education Holdings Limited (7)	46,396,800	34.26%
Champion Shine Trading Limited (8)	27,549,693	20.34%
Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Orchid China Master Fund Limited and YM Investment Limited (9)	13,494,910	9.96%
Artson Limited (10)	7,481,797	5.52%

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after January 15, 2013.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after January 15, 2013. The total number of ordinary shares outstanding as of January 15, 2013 is 135,432,521.
(3)	Includes (i) 21,337,265 ordinary shares held by Champion Shine Trading Limited, (ii) -46,396,800- ordinary shares held by Champion Education Holdings Limited, (iii) -65,000 ordinary shares held by Baohong Yin, and (iv) -160,000- ordinary shares issuable upon exercise of options held by Baohong Yin. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Champion Education Holdings Limited is a British Virgin Islands company, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin as well as the ordinary shares issuable upon exercise of options held by Baohong Yin. Zhengdong Zhu disclaims beneficial ownership of such -20,000- ordinary shares held by Baohong Yin and such -100,000- ordinary shares issuable upon exercise of currently exercisable options held by Baohong Yin, in each case except to the extent of his pecuniary interest. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.

(4)	Includes (i) 21,337,265 ordinary shares held by Champion Shine Trading Limited; (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 65,000 ordinary shares held by Baohong Yin, and (iv) 160,000 ordinary shares issuable upon exercise of options held by Baohong Yin. Baohong Yin holds 20% of the equity interest in Champion Education Holdings Limited. Zhengdong Zhu holds 80% of the equity interest in Champion Education Holdings Limited and he is the sole shareholder of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. Baohong Yin may therefore be deemed to share the voting and dispositive power over ordinary shares held by Champion Shine Trading Limited, Champion Education Holdings Limited and Zhengdong Zhu. Baohong Yin disclaims beneficial ownership of the 21,337,265 ordinary shares held by Champion Shine Trading Limited and 46,396,800 ordinary shares held by Champion Education Holdings Limited, in each case except to the extent of her pecuniary interest. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.
(5)	Includes (i) 2,899,800 ordinary shares held by Jetlong Investments Limited, (ii) 65,000 ordinary shares held by Xiaoshu Chen, and (iii) 160,000 ordinary shares issuable upon exercise of options held by Xiaoshu Chen. Jetlong Investments Limited is a British Virgin Islands company whose sole shareholder and sole director is Xiaoshu Chen. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.
(6)	Includes 1,712,919 ordinary shares held by Easerich Group Limited, a British Virgin Islands company whose sole shareholder and sole director is Ping Wei. The address of Easerich Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	Includes 46,396,800 ordinary shares held by Champion Education Holdings Limited. Champion Education Holdings Limited is a British Virgin Islands company, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest. The directors of Champion Education Holdings Limited are Zhengdong Zhu and Baohong Yin. The address of Champion Education Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Includes (i) 21,337,265 ordinary shares, (ii) 1,553,107 ADSs representing 6,212,428 ordinary shares held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Zhengdong Zhu. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.
(9)	The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G filed by Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Orchid China Master Fund Limited and YM Investment Limited on February 14, 2012. The business address of these filers reported on the Schedule 13G is Suite 6110, 61st Floor, The Center, 99 Queen’s Road, Central, Hong Kong.
(10)	Includes 7,481,797 ordinary shares held by Artson Limited, a British Virgin Islands company with a correspondence address at 22nd Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong. Artson Limited is wholly-owned by Morningside Technology Investments Limited, a British Virgin Islands company, which is in turn ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

See “— B. Compensation” for more details on options and/or restricted shares granted to our directors and executive officers.

As of September 30, 2012, of the 134,386,849 issued and outstanding ordinary shares, approximately 30.66% of those ordinary shares are held in the U.S., all under one registered holder of record.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. A change of control of our company may occur as a result of the transaction that occurred in October 2011 among Bertelsmann Asia Investment AG, CST and CEH. If CST and CEH subsequently default on their obligation under this transaction, BAI may own a significant portion of our company, resulting in a change of control of our company. See below “— E. Share Ownership — Historical Changes in Shareholdings of our Major Shareholders” for more details.

In April 2008, we adopted our Share Incentive Plan pursuant to which we have reserved 11,652,556 ordinary shares to be issued upon the exercise of share options that we may grant to certain employees and others. We adopted on July 2, 2008, and amended and restated on February 16, 2009 and May 21, 2012, respectively, our 2008 Performance Incentive Plan pursuant to which the maximum number of ordinary shares that may be issued is 12,545,999 ordinary shares as of September 30, 2012, plus an automatic annual increase on October 1 of each calendar year commencing from October 1, 2012, by an amount equal to the lesser of (i) 2% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 2,850,000 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors. For more information on options and/or restricted shares granted to our existing shareholders, see “Item 6.B. Director, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plans.”

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

In 2012, Champion Shine Trading Limited acquired an aggregate of 248,276 ordinary shares as represented by 62,069 ADSs from the open market.

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

Under the terms of the agreement, from the date that is six months after the closing of our initial public offering, which occurred on August 4, 2008, holders of a majority in interests of our then outstanding registrable securities may require us to effect the registration for the sale of their registrable securities. We are obliged to effect up to five demand registrations. We have the right to defer filing for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we cannot utilize this right more than once in any twelve-month period.

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

Holders of registrable securities may also require us to effect a registration on Form S-3 or Form F-3 and any related qualification or compliance, as applicable, for a public offering of all or a part of their registrable securities so long as we are entitled to use Form S-3 or Form F-3 for such offering. However, we are not obliged to effect any such registration, when (i) the aggregate price to the public of such offering is less than $500,000, or (ii) within the six month period preceding the date of such request, we have already effected a registration other than the registration from which the registrable securities of such holders have been excluded. We have the right to defer such filing for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we cannot utilize this right more than once during any twelve-month period.

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

Agreements among CDEL Hong Kong, Champion Technology, Champion Education Technology, Beijing Champion and Its Shareholders

See “Item 4.C. Information on the Company — Organizational Structure.”

In January 2013, Mr. Zhengdong Zhu, Ms. Baohong Yin, Champion Education Holdings Limited and Champion Shine Trading Limited undertook to our company that they will not take any actions whatsoever to overrule or undermine any decision of our board of directors or our audit committee with respect to any proposed transfer of equity interest of Beijing Champion or with respect to Beijing Champion.

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

Dividend Policy

On November 16, 2011, our board of directors approved and declared a special cash dividend of $0.12 per ordinary share on our outstanding shares to shareholders of record as of the close of trading on December 15, 2011. Holders of ADS, each representing four ordinary shares of CDEL, were accordingly entitled to the cash dividend of $0.48 per ADS.

On November 13, 2012, our board of directors approved and declared a special cash dividend of $0.12 per ordinary share on our outstanding ordinary shares to shareholders of record as of the close of trading on December 7, 2012. Holders of ADSs are accordingly entitled to the cash dividend of $0.48 per ADS.

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

Our Board of Directors will, on a yearly basis, consider continuing to pay cash dividends in the future. Any future determination to pay dividends, if any, will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions, market conditions and other factors our board of directors may deem relevant.

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

	High	Low
Annual Highs and Lows
Fiscal Year 2008 (from July 30, 2008)	$7.00	$3.00
Fiscal Year 2009	$8.90	$2.08
Fiscal Year 2010	$7.96	$3.04
Fiscal Year 2011	$5.48	$1.85
Fiscal Year 2012	$4.15	$1.80

Quarterly Highs and Lows
First Fiscal Quarter of 2011	$5.48	$3.80
Second Fiscal Quarter of 2011	$5.14	$3.74
Third Fiscal Quarter of 2011	$4.06	$1.85
Fourth Fiscal Quarter of 2011	$3.57	$2.05
First Fiscal Quarter of 2012	$2.90	$1.80
Second Fiscal Quarter of 2012	$4.15	$2.10
Third Fiscal Quarter of 2012	$4.13	$2.78
Fourth Fiscal Quarter of 2012	$3.62	$2.40

Monthly Highs and Lows
2012
August	$3.40	$2.40
September	$3.55	$3.07
October	$3.50	$3.08
November	$4.43	$3.09
December	$5.00	$3.95
2013
January (through January 25, 2013)	$4.90	$3.82

On January 25, 2013, the closing sale price of our ADSs as reported on the NYSE was $4.77 per ADS.

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

Mergers and Similar Arrangements . A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

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

On November 19, 2012, SAFE promulgated the Circular of SAFE on Further Improving and Adjusting the Direct Investment Foreign Exchange Administration Policies, or the Circular on Direct Investment Polices, which took effect on December 17, 2012. Under the Circular on Direct Investment Polices, opening of a foreign exchange account under direct investment, re-investment with domestic legal income by foreign investors and foreign exchange purchasing and foreign payment under direct investment would no longer be subject to prior approval of SAFE.

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

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from disposition of our shares or ADSs. The New EIT Law and its implementing rules are unclear as to how to determine a PRC “resident enterprise” status for non-Chinese enterprise or enterprise group controlled entities. See “Item 3.D. Key Information — Risk Factors — Under China’s New EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code and are:

•	An individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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

To the extent, if any, that the amount of any distribution by us on ADSs and ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s reflected tax basis in the ADSs and ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends may constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own tax advisors as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended September 30, 2012. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in the current taxable year or in any future taxable year.

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

If we were a PFIC in any year, as a U.S. Holder, you may be required to file an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. In addition, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult with your tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares. If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between your adjusted tax basis in the ADSs and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

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

Foreign Currency Risk

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect our financial results in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On April 15, 2012, the People’s Bank of China announced that it expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 0.5% to 1% as of April 16, 2012, to allow Renminbi to move more freely and better reflect market supply and demand. Under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $13.5 million as of September 30, 2012 into Renminbi at the exchange rate of $1.00 for RMB6.2848 as of September 30, 2012, this cash balance would have been RMB84.7 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB83.9 million as of September 30, 2012.

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

Fees and Other Direct and Indirect Payments Made by the Depositary

Since the commencement of the Company’s most recent fiscal year, the Company has received the following direct and indirect payments in the amounts of $0.1 million for expenses incurred by the Company relating to the ADR program, including:

•	Share repurchase cancellation fee

•	Share issuance fee

•	ADR program training fee

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On August 16, 2010, we entered into a restricted issuance agreement with Deutsche Bank Trust Company Americas, as depositary, pursuant to which the depositary may issue restricted American depositary shares upon a deposit of restricted securities by a depositor. Other than the foregoing, the rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial offer has concluded that, as of September 30, 2012, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of September 30, 2012.

Our independent registered public accounting firm has audited our internal control over financial reporting as of September 30, 2012 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of China Distance Education Holdings Limited

We have audited the internal control over financial reporting of China Distance Education Holdings Limited (the “Company”), its subsidiaries and its variable interest entity and the subsidiaries of variable interest entity (collectively, the “Group”) as of September 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated financial statements as of and for the year ended September 30, 2012 of the Group and our report dated January 31, 2013 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on October 1, 2011.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants, LLP,

Beijing, the People’s Republic of China

January 31, 2013

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended September 30, 2012 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

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

At the direction of the government of the People’s Republic of China in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as “Deloitte”.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte, our principal external auditors, in the fiscal year ended September 30, 2011 and 2012, respectively.

	Fiscal Year ended September 30,
	2011		2012
	RMB	US$	RMB	US$
Audit fees (1)	3,272,974	487,932	3,305,062	539,078
Audit-related fees (2)	1,827,026	272,068	1,844,938	300,922
Tax fees (3)	—	—	—	—

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.
(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings.
(3)	“Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.

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

The table below details our purchases of our own equity securities pursuant to our share repurchase program adopted and publicly announced on November 20, 2008 and extended in November 2009, November 2010, April 2011 and February 2012, respectively. In addition, on April 29, 2011, the board of directors approved an increase of the repurchase quota under the share repurchase program. The expanded share repurchase program authorizes the repurchase of up to an additional $10 million of our ADSs (which makes the total repurchase quota under the share repurchase program $20 million ADSs) and would be valid until April 28, 2012. On February 28, 2012, the board of directors decided to further extend the share repurchase program for 12 months until April 28, 2013. As of December 31, 2012, we have repurchased a total of 3,920,463 ADSs, representing 15,681,852 ordinary shares, in open-market transactions for total cash consideration of $15.1 million. See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a further discussion of the repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet be Purchased Under the Program
10/1/2011 – 10/31/2011	1,120	2.3632	1,120	$5.8 million
11/1/2011 – 11/30/2011	—	—	—	$5.8 million
12/1/2011 – 12/31/2011	2,800	2.1958	2,800	$5.8 million
01/01/2012 – 01/31/2012	—	—	—	$5.8 million
02/01/2012 – 02/28/2012	—	—	—	$5.8 million
03/01/2012 – 03/31/2012	3,719	3.9949	3,719	$5.8 million
04/01/2012 – 04/30/2012	4,447	3.5484	4,447	$5.8 million
05/01/2012 – 05/31/2012	5,182	3.3614	5,182	$5.8 million
06/01/2012 – 06/30/2012	45,726	3.2344	45,726	$5.6 million
07/01/2012 – 07/31/2012	8,272	3.3633	8,272	$5.6 million
08/01/2012 – 08/31/2012	250,100	2.9999	250,100	$4.9 million
09/01/2012 – 09/30/2012	—	—	—	$4.9 million

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

•	Our nomination committee of our board of directors is not comprised entirely of independent directors.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit
1.1	—Form of Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant*
2.1	—Form of Ordinary Share Certificate.*
2.2	—Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary.(1)
2.3	—Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).(1)
2.4	—Restricted Issuance Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary, dated August 16, 2010.***
4.1	—Technical Support and Consultancy Services Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 1, 2004.*
4.2	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd and Zhengdong Zhu, dated May 1, 2004.*
4.3	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated May 1, 2004.*
4.4	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Zhengdong Zhu, dated May 9, 2004.*
4.5	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Baohong Yin, dated May 9, 2004.*
4.6	—Courseware License Agreement between Beijing Champion Hi-Tech Co., Ltd. and Beijing Champion Distance Education Technology Co., Ltd., dated August 1, 2004.*
4.7	—Software License Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*
4.8	—Courseware Production Entrustment Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*
4.9	—Letter of Undertaking from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., dated February 13, 2008.*
4.10	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated February 13, 2008.*
4.11	—Declaration Letter by Zhengdong Zhu, dated March 24, 1008.*
4.12	—Declaration Letter by Baohong Yin, dated March 24, 2008.*
4.13	—Power of Attorney by Zhengdong Zhu, dated March 25. 2008.*
4.14	—Power of Attorney by Baohong Yin, dated March 25, 2008.*
4.15	—Notice from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., Zhengdong Zhu and Baohong Yin, dated March 25, 2008.*
4.16	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to the Registrant, dated March 25, 2008.*
4.17	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated March 25, 2008.*
4.18	—Shareholders Agreement among the Registrant, China Distance Education Limited, Beijing Champion Distance Education Technology Co., Ltd., Beijing Champion Education Technology Co., Ltd., Beijing Champion Hi-Tech Co., Ltd., Champion Shine Trading Limited, Empire China Limited, Zhengdong Zhu, Hongfeng Sun, Baohong Yin, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, and Artson Limited, dated March 7, 2008, as amended on July 25, 2008.*
4.19	—Form confidentiality and non-competition agreement.*

4.20	—Incentive share plan.*
4.21	—2008 Performance Incentive Plan.*
4.22	—Amended and Restated 2008 Performance Incentive Plan (dated February 16, 2009).**
4.23	—Amended and Restated 2008 Performance Incentive Plan (dated May 21, 2012).
4.24	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Zhengdong Zhu, dated December 31, 2008.**
4.25	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated December 31, 2008.**
4.26	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Zhengdong Zhu and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013.
4.27	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Baohong Yin and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013.
4.28	—Spousal Consent Letter by Zhengdong Zhu, dated January 30, 2013.
4.29	—Spousal Consent Letter by Baohong Yin, dated January 30, 2013.
8.1	—Subsidiaries of Registrant.
11.1	—Code of Business Conduct and Ethics of the Registrant.*
12.1	—CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	—CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	—CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	—CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	—Consent of Deloitte Touche Tohmatsu Certified Public Accountants, LLP.
15.2	—Consent of Jingtian & Gongcheng.
15.3	—Consent of American Appraisal.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-152167), as amended.
**	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2008.
***	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2011.
****	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.
(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-152345) filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Distance Education Holdings Limited

/S/ PING WEI
Name:	Ping Wei
Title:	Chief Financial Officer

Date: January 31, 2013

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of China Distance Education Holdings Limited, its subsidiaries, its variable interest entity and the subsidiaries of variable interest entity (collectively, the “Group”) as of September 30, 2011 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended September 30, 2012. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2011 and 2012, and the results of its operation and its cash flow for each of the three years in the period ended September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the consolidated financial statements have been adjusted for retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on October 1, 2011.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of September 30, 2012, based on the criteria established in Internal

Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 31, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

January 31, 2013

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

As of September 30,
	2011	2012
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	49,738	49,723
Term deposits	7,839	7,956
Restricted cash	2,676	6
Accounts receivable, net of allowance for doubtful accounts of US$3,190 and US$2,092 as of September 30, 2011 and 2012, respectively	4,661	4,081
Inventories	363	658
Prepayment and other current assets	2,861	3,573
Deferred tax assets, current portion	1,556	1,856
Deferred cost	1,868	1,795
Current assets of discontinued operations	2,306	—

Total current assets	73,868	69,648

Non-current assets
Property, plant and equipment, net	8,586	9,676
Goodwill	7,403	7,511
Other intangible assets, net	2,382	1,929
Deposit for purchase of non-current assets	242	131
Deferred tax assets, non-current portion	668	—
Other non-current assets	729	1,091

Total non-current assets	20,010	20,338

Total assets	93,878	89,986

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$5,738 and US$8,789 as of September 30, 2011 and 2012, respectively)	6,514	9,636
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,170 and US$2,319 as of September 30, 2011 and 2012, respectively)	2,329	2,627
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$7,848 and US$9,408 as of September 30, 2011 and 2012, respectively)	7,861	9,450
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,580 and US$3,524 as of September 30, 2011 and 2012, respectively)	2,580	3,524
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,860 and nil as of September 30, 2011 and 2012, respectively)	1,860	—

Total current liabilities	21,144	25,237

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	As of September 30,
	2011	2012
	US$	US$
Non-current liabilities
Deferred tax liabilities, non-current portion (including non-current portion of deferred tax liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of September 30, 2011 and 2012, respectively)	—	132

Total non-current liabilities	—	132

Total liabilities	21,144	25,369

Commitments and contingencies (Note 20)
Equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2011 and 2012, respectively; Authorized - 480,000,000 shares at September 30, 2011 and 2012; Issued and outstanding - 127,800,673 and 134,386,849 shares at September 30, 2011 and 2012, respectively)	13	13
Additional paid-in capital	78,804	61,777
Accumulated other comprehensive income	4,221	4,922
Cumulative deficits	(10,304)	(2,095)

Total China Distance Education Holdings Limited shareholders’ equity	72,734	64,617

Total equity	72,734	64,617

Total liabilities and equity	93,878	89,986

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended September 30,
	2010	2011	2012
	US$	US$	US$
Sales, net of business tax, value-added tax and related surcharges
Online education services	23,982	30,788	40,281
Books and reference materials	3,939	4,743	4,438
Others	4,658	6,033	7,383

Total net revenues	32,579	41,564	52,102

Cost of sales
Cost of services	(13,283)	(16,840)	(20,494)
Cost of tangible goods sold	(2,070)	(2,794)	(2,587)

Total cost of sales	(15,353)	(19,634)	(23,081)

Gross profit	17,226	21,930	29,021
Operating expenses
Selling expenses	(7,176)	(9,771)	(11,337)
General and administrative expenses	(10,535)	(12,221)	(8,248)
Impairment of purchased call options	(162)	(1,115)	—

Total operating expenses	(17,873)	(23,107)	(19,585)
Other operating income	74	603	58

Operating income (loss)	(573)	(574)	9,494
Interest income	458	883	1,119
Exchange loss	(66)	(143)	(40)

Income (loss) before income taxes	(181)	166	10,573
Less: Income tax expense	(575)	(971)	(2,600)

Net income (loss) from continuing operations	(756)	(805)	7,973
Net income (loss) from discontinued operations	(2,086)	(3,300)	236

Net income (loss)	(2,842)	(4,105)	8,209
Net loss attributable to noncontrolling interest	944	303	—
Net income (loss) from continuing operations attributable to China Distance Education Holdings Limited	155	(502)	7,973
Net income (loss) from discontinued operations attributable to China Distance Education Holdings Limited	(2,053)	(3,300)	236
Net income (loss) attributable to China Distance Education Holdings Limited	(1,898)	(3,802)	8,209

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended September 30,
	2010	2011	2012
	US$	US$	US$
Net (loss) income per share:
Net (loss) income attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	(0.00)	(0.00)	0.06
Basic from discontinued operations	(0.01)	(0.03)	0.00

Basic	(0.01)	(0.03)	0.06

Diluted from continuing operations	(0.00)	(0.00)	0.06
Diluted from discontinued operations	(0.01)	(0.03)	0.00

Diluted	(0.01)	(0.03)	0.06

Weighted average shares used in calculating net (loss) income per share
Basic	138,232,493	133,571,727	133,996,737

Diluted	138,232,493	133,571,727	134,363,108

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Years ended September 30,
	2010	2011	2012
	US$	US$	US$
Net income (loss)	(2,842)	(4,105)	8,209
Other comprehensive income - change in cumulative foreign currency translation adjustments	715	1,855	701

Comprehensive income (loss)	(2,127)	(2,250)	8,910
Comprehensive income (loss) attributable to noncontrolling interest	(926)	(270)	—
Comprehensive income (loss) attributable to China Distance Education Holdings Limited	(1,201)	(1,980)	8,910

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Cumulative deficits	Total China Distance Education Holding Limited shareholders’ equity	Noncontrolling interest	Total equity
		US$	US$	US$	US$	US$	US$	US$
Balance as of September 30, 2009	138,765,685	14	76,797	1,702	(4,604)	73,909	2,963	76,872
Net loss for the year	—	—	—	—	(1,898)	(1,898)	(944)	(2,842)
Foreign currency translation adjustments	—	—	—	697	—	697	18	715
Repurchase of ordinary shares	(1,909,600)	—	(2,172)	—	—	(2,172)	—	(2,172)
Options exercised	76,764	—	63	—	—	63	—	63
Stock-based compensation expense - stock options (Note 23)	—	—	4,387	—	—	4,387	—	4,387

Balance as of September 30, 2010	136,932,849	14	79,075	2,399	(6,502)	74,986	2,037	77,023
Net loss for the year	—	—	—	—	(3,802)	(3,802)	(303)	(4,105)
Foreign currency translation adjustments	—	—	—	1,822	—	1,822	33	1,855
Repurchase of ordinary shares	(9,223,188)	(1)	(8,137)	—	—	(8,138)	—	(8,138)
Options exercised	91,012	—	75	—	—	75	—	75
Stock-based compensation expense - stock options (Note 23)	—	—	6,024	—	—	6,024	—	6,024
Acquisition of noncontrolling Interest of Gaokao retake business (Note 3)	—	—	911	—	—	911	(911)	—
Acquisition of noncontrolling Interest of start-up training business (Note 3)	—	—	856	—	—	856	(856)	—

Balance as of September 30, 2011	127,800,673	13	78,804	4,221	(10,304)	72,734	—	72,734
Net income for the year	—	—	—	—	8,209	8,209	—	8,209
Foreign currency translation adjustments	—	—	—	701	—	701	—	701
Repurchase of ordinary shares	(1,285,464)	—	(993)	—	—	(993)	—	(993)
Options exercised	7,871,640	—	3,981	—	—	3,981	—	3,981
Stock-based compensation expense - stock options (Note 23)	—	—	141	—	—	141	—	141
Dividends	—	—	(16,268)	—	—	(16,268)	—	(16,268)
Loan to optionees in connection with exercise of options	—	—	(3,888)	—	—	(3,888)	—	(3,888)

Balance as of September 30, 2012	134,386,849	13	61,777	4,922	(2,095)	64,617	—	64,617

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended September 30,
	2010	2011	2012
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(2,842)	(4,105)	8,209
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Stock-based compensation	4,387	6,024	141
Gain on disposition of the discontinued operation	—	—	(297)
Depreciation of property, plant and equipment	1,157	1,449	1,606
Amortization of other intangible assets	851	926	873
Provision of inventories	(1)	1	41
Allowance for doubtful accounts	2,197	1,144	211
Impairment loss on purchased call option	639	1,316	—
Impairment loss on intangible assets	274	332	—
Impairment loss on property, plant and equipment	—	973	—
Impairment loss on goodwill	1,407	758	—
Losses on disposition of property, plant and equipment	44	27	9
Changes in operating assets and liabilities:
Decrease (Increase) in accounts receivable	(1,970)	(17)	434
(Increase) decrease in inventories	(289)	258	(328)
Increase in prepayments and other assets	(693)	(1,054)	(679)
(Increase) decrease in deferred tax assets	(352)	(630)	(35)
Decrease (Increase) in deferred cost	(276)	(189)	99
(Increase) decrease in other non-current assets	79	50	(348)
Increase in accrued expenses and other liabilities	1,850	1,111	2,827
Increase in income tax payable	719	622	261
Increase (decrease) in deferred revenue	1,037	(235)	578
Increase (decrease) in refundable fees	(249)	917	898
(Increase) decrease in deferred tax liabilities	(316)	(486)	563

Net cash generated from operating activities	7,653	9,192	15,063

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of business	(21)	—	—
Maturity (purchase) of term deposits	27,750	(7,649)	—
Withdrawal of restricted cash	5,395	363	2,670
Acquisition of property, plant and equipment	(1,570)	(1,999)	(1,662)
Proceeds from disposition of property, plant and equipment	60	80	—
Disposal of the discontinued operation, net of cash disposed	—	—	(150)
Acquisition of other intangible assets	(194)	(402)	(387)
Payment of deposit for the acquisition of non-current assets	—	(236)	—

Net cash (used in) generated from investing activities	31,420	(9,843)	471

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary shares	(2,172)	(8,138)	(993)
Proceeds from share options exercised by employees	63	75	3,981
Loan to optionees in connection with exercise of options	—	—	(3,888)
Dividends paid to shareholders	—	—	(16,268)

Net cash used in financing activities	(2,109)	(8,063)	(17,168)

Exchange rate effect on cash and cash equivalents	354	906	410

Net (decrease) increase in cash and cash equivalents	37,318	(7,808)	(1,224)
Cash and cash equivalents at beginning of the year	21,437	58,755	50,947

Cash and cash equivalents at end of the year	58,755	50,947	49,723

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended September 30,
	2010	2011	2012
	US$	US$	US$
Supplemental schedule of cash flows information
Income tax paid	(514)	(1,439)	(1,818)
Supplemental schedule of non-cash activities
Payable for acquisition of property, plant and equipment included in accrued expenses and other liabilities	94	633	—
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	356	—	111
Consideration payable in connection with acquisition of Champion Xinlixiang	1,643	—	—
Offset consideration payable in connection with acquisition of Champion Xinlixiang with receivable from original selling shareholder	—	(1,711)	—

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

As of September 30, 2012, details of the Company’s subsidiaries, its VIE and VIE’s subsidiaries were as follows:

			Percentage of
	Date of	Place of	legal ownership
Company	establishment	establishment	by the Company	Principal activities
Subsidiaries:
China Distance Education Limited (“CDEL Hong Kong”)	March 13, 2003	Hong Kong	100%	Investment holding
Practice Enterprises Network China International Links Limited (“Pencil”)	February 23, 2010	Hong Kong	100%	Inactive
DL Education Service, LLC(“DL Education”)	September 27,2012	US	100%	Inactive
Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”)	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production
Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”)	April 23, 2007	PRC	100%	Software licensing and course production
Variable interest entity:
Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”)	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials
Subsidiaries of variable interest entity:
Beijing Caikaowang Company Ltd. (“Caikaowang”)	November 28, 2007	PRC	Nil	Provision of online education services
Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”)	June 24, 2008	PRC	Nil	Provision of online education services
Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”)	February 19, 2009	PRC	Nil	Provision of start-up training services
Beijing Haidian District Champion Training School (“Champion Training School”)	February 19, 2009	PRC	Nil	Provision of online and offline education services

The VIE arrangements

There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing telecommunications value-added services in the PRC. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, Champion Technology, the Company’s wholly owned subsidiary in the PRC, as a foreign invested company, may be deemed to be ineligible to engage in education business in the PRC.

To comply with these foreign ownership restrictions, the Company operates substantially all of its online education services through its VIE, Beijing Champion, and the VIE’s subsidiaries in the PRC. The VIE and its subsidiaries hold leases and other assets necessary to provide online education services and generate all of the Company’s revenues. To provide the Company effective control over the VIE and the ability to receive substantially all of the economic benefits of the VIE and its subsidiaries, a series of contractual arrangements were entered into amongst CDEL Hong Kong, Champion Technology, Beijing Champion and Beijing Champion’s direct equity holders.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

Equity pledge agreement

Pursuant to the equity pledge agreement between Beijing Champion and Champion Technology, the nominee shareholders of Beijing Champion have pledged their equity interest in Beijing Champion to Champion Technology to secure the payment obligations of Beijing Champion under the technical support and consultancy services agreement between Beijing Champion and Champion Technology. If Beijing Champion breaches its contractual obligations under that agreement, Champion Technology, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of Beijing Champion agree that, without prior written consent of Champion Technology, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Champion Technology’s interest. This agreement will remain effective until the discharge of Beijing Champion’s contractual obligations under the exclusive technical support and consultancy services agreement as described above.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that provide Company effective control over Beijing Champion

Exclusive purchase right contract

Pursuant to the exclusive purchase right agreement, CDEL Hong Kong has the unconditional right to purchase the entire equity interest in, or all the assets of Beijing Champion, for a purchase price equal to the net assets of Beijing Champion or the minimum price permitted by PRC laws, if and when PRC laws are amended to permit such a transaction. The term of this agreement is ten years from the date thereof and can be extended for another ten years at the discretion of CDEL Hong Kong. Through the exclusive purchase right contract, each of Beijing Champion’s shareholders irrevocably granted CDEL Hong Kong an exclusive right to acquire, at any time, for its own account or through one or more PRC individuals or entities as nominee shareholders of its choice to replace the existing shareholders of Beijing Champion. This kick-out right reinforces CDEL Hong Kong’s ability to direct the activities that most significantly impact Beijing Champion’s economic performance.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

•	Risks in relation to VIE structure

The Company believes that the contractual arrangements with Beijing Champion and its shareholders are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations and the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

•	revoke the business and operating licenses of our PRC subsidiaries or consolidated affiliated entities;

•	restrict the rights to collect revenues from any of our PRC subsidiaries;

•	discontinue or restrict the operations of any related-party transactions among our PRC subsidiaries or consolidated affiliated entities;

•	require our PRC subsidiaries or consolidated affiliated entities to restructure the relevant ownership structure or operations;

•	take other regulatory or enforcement action is, including levying fines that could be harmful to our business; or

•	impose additional conditions or requirements with which we may not be able to comply.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The imposition of any of these penalties may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE and their subsidiaries or the right to receive their economic benefits, the Company would no longer be able to consolidate the financial results of the VIE and its subsidiaries.

The Company’s ability to control Beijing Champion also depends on the powers of attorney that enable Champion Technology to vote on all matters requiring shareholder approval for Beijing Champion. As noted above, the Company believes these powers of attorney are valid, binding and enforceable under existing PRC laws and regulations but may not be as effective as direct equity ownership.

Certain shareholders of Beijing Champion are also beneficial owners or directors of the Company. In addition, certain beneficial owners and directors of the Company are also directors or officers of Beijing Champion. Their interests as beneficial owners of Beijing Champion may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will resolve in the Company’s favor.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of Beijing Champion, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of Beijing Champion will not act contrary to any of the contractual arrangements and the exclusive purchase right contract provides the Company with a mechanism to remove them as shareholders of Beijing Champion should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of Beijing Champion arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The Group’s online education business has been directly operated by (and as a result all of the Group’s revenues have been generated from) the VIE and its subsidiaries. For the years ended September 30, 2011 and 2012, Beijing Champion and its subsidiaries accounted for an aggregate of 43% and 53%, respectively, of the Group’s consolidated total assets, and 96% and 95%, respectively of the Group’s consolidated total liabilities. The assets not associated with the Beijing Champion and its subsidiaries in these years primarily consisted of cash held by China Distance Education Holdings Limited.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the Company’s VIE and VIE’s subsidiaries as of September 30, 2011 and 2012 and for each of the three years in the period ended September 30, 2012 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within VIE and VIE’s subsidiaries:

	As of September 30,
	2011	2012
	US$	US$
Cash and cash equivalents	8,108	15,798
Prepaid expenses and other current assets	2,771	3,311
Total current assets	23,482	29,581
Total assets	40,679	47,381
Deferred revenue	7,848	9,408

Total current liabilities	20,196	24,041
Total liabilities	20,196	24,041
Total equity	20,482	23,340

	For the years ended September 30,
	2010	2011	2012
	US$	US$	US$
Revenues	33,257	42,510	52,005

Net income (1)	6,370	7,365	14,944

Net cash provided by operating activities	6,614	2,860	6,958

Net cash used in investing activities	(4,407)	(2,137)	549

Net cash used in Financing activities	0	0	0

Effects of exchange rate changes	155	481	183

(1)	This is net income before service fees charged by Champion Technology and Champion Education Technology.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be sued to settle the VIE’s obligations. No creditor (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, fair value of purchased call option, deferred tax assets valuation allowance, allowance for doubtful accounts, impairment of goodwill and long-term assets, and share-based compensation expenses. Actual results could materially differ from those estimates.

The effect of discontinued operations has been reflected in certain accounts and balances in the consolidated financial statements for the year ended September 30, 2010 as described in Note 4.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and VIE’s subsidiaries. All transactions and balances among the Company, its subsidiaries, its VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Foreign currency translation and transactions

The Company, CDEL Hong Kong and PENCIL’s functional currencies are United States dollars (“US$”). The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the US$ as its reporting currency and uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries and its variable interest entities, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of consolidated statements of changes in equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

Restricted cash

Restricted cash as of September 30, 2011 and 2012 were US$2,676 and US$6, mainly representing the cash deposit in a designated account as required by court for the arbitration process in relation to Zhengbao Yucai (see note 3). The restriction was subsequently removed in November 2011 upon the settlement of the arbitration.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

The Group earns revenues by providing online education services to customers pursuant to two types of revenue models - non-refundable course model and refundable course model. For online courses using the non-refundable course model, revenues are recognized on a straight line basis over the subscription period from the month in which the customers enroll in the courses to the month in which subscribed courses terminate. For online courses using the refundable course model, if the customers complete the courses and fail the professional exams and their scores are within a range provided for in the agreement, they are entitled to either a full refund or the right to retake the course. The customers must notify the Group within a 15 -30 day period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. The proceeds from the refundable course model are initially recorded as “refundable fees”. Revenues are recognized upon the expiration of the customers’ right to receive a refund or ratably over the course period if the customer decides to retake the course before the expiration of such right.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online education services - continued

Most of the course participants pay course fees via online payment systems provided by third parties including internet debit or credit card payment systems and other third-party payment systems, such as Alipay. Some customers may choose to enroll for online courses through the use of prepaid study cards which are purchased from distributors.

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

The Group also provides student recruiting services and online platform to government agencies which use the Group’s online platform to conduct continuing education services. The Group earns service fees as a percentage of total tuition fees based on the agreements entered into with the government agencies. Service fees received are initially recorded as deferred revenue and are recognized as revenue when course participants complete the stipulated study hours and take the examinations, or on a straight line basis over the subscription period based on the terms of the agreements.

For the years ended September 30,2010, 2011 and 2012, the Group recognized revenues before business tax and related surcharges in connection with expired study cards amounted to US$90, US$103 and US$113 respectively.

The online service is provided by Beijing Champion and its subsidiaries which are subject to approximately 3% business tax and related surcharges. The Group records revenues net of these taxes in the consolidated statements of operations. Such business tax and related surcharges for the years ended September 30, 2010, 2011 and 2012 were US$777, US$918 and US$1,331 respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

By virtue of the VAT pilot reform scheme in Beijing, effective as of September 1, 2012, Champion Technology and Champion Education Technology are subject to VAT, instead of business tax, for their technical and consulting service, software licensing and course production services provided. The applicable VAT rates are 6% and 3% for Champion Technology and Champion Education Technology, respectively. Champion Technology is a VAT general taxpayer and the output VAT liability of Champion Technology is allowed to offset qualified input VAT paid to suppliers. On the other hand, Champion Education Technology is a VAT small-scale taxpayer and its output VAT liability is not allowed to offset its input VAT.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising expenditure

Advertising expenditure is expensed when incurred and are included in “selling expenses” in the consolidated statements of operations and comprehensive income (loss). Advertising expenses from continuing operations were US$1,123, US$2,204 and US$2,112, and those from discontinued operations were US$132, US$179 and US$26, for the years ended September 30, 2010, 2011 and 2012, respectively.

Shipping and handling costs

Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the consolidated statements of operations and comprehensive income (loss). Shipping and handling costs classified as selling expenses from continuing operations were US$327, US$330 and US$252, and those from discontinued operations were US$4, US$8 and US$1, for the years ended September 30, 2010, 2011 and 2012, respectively.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

Business combinations

Business combinations are recorded using the acquisition method of accounting. On October 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From October 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income (loss)

Comprehensive income (loss) includes net income and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income.

The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on October 1, 2011.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group from the continuing operations and discontinued operations included aggregate amounts of US$16,716 and US$36,360, which were denominated in RMB, at September 30, 2011 and 2012, respectively, representing 32.8% and 73.1% of the cash and cash equivalents at September 30, 2011 and 2012, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and funds receivable. As of September 30, 2012, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC and Hong Kong. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. Funds receivable are unsecured and are held by external payment networks who collect fees from customers through online payment networks. The funds are transferred to the Group within one to three businness days after payments are received by external payment networks. To mitigate the credit risk, the Group only engages large scale and reputable payment networks to collect fees on its behalf. The Group also monitors the timeliness and accuracy of funds transfer by the external payment networks and the credit worthiness of the external payment networks.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended September 30, 2012.

Primarily due to the long payment cycles of government agencies, the Group had two customers that accounted for 28.4% and 12.6% of the Group’s accounts receivable balances as of September 30, 2011, respectively, and only one customer that accounted for 43.7% of the Group’s accounts receivable balances as of September 30, 2012.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure - the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s stockholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)	For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before the pronouncement issued in June 2011. The Group chose to early adopted these pronouncements. The presentation of comprehensive income was retrospectively applied for all the periods presented. The adoption of this guidance did not have a significant effect on the Company’s consolidated financial statements.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial condition or results from operations.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

3.	ACQUISITIONS-continued

Acquisition of Zhengbao Yucai-continued

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

On September 27, 2011, the Group decided to discontinue its Gaokao retake education services business, and this operation was subsequently disposed on May 4, 2012 (see note 4).

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

4.	DISCONTINUED OPERATIONS

Gaokao retake business operated by Champion Xinlixiang has been in a loss position. As a result, on September 27, 2011, the Company decided to discontinue operations of Gaokao retake business and put the related assets and business up for sale. On May 4, 2012, the Company completed the sale of this operation for total cash proceeds of US$157. The assets sold consisted primarily of cash and cash equivalents, accounts receivable, property and equipment, prepayment and other assets. The buyer also assumed certain income tax payable, deferred revenue and accrued liabilities and other liabilities.

The following is a summary of the net assets sold as initially determined at September 30, 2011 and as of May 4, 2012 and disposal gain recognized:

	As of September 30 2011	Disposed as of May 4 2012
	US$	US$

Current assets of discontinued operations:
Cash and cash equivalents	1,209	312
Accounts receivable, net	14	14
Prepayment and other current assets	309	324
Property, plant and equipment, net	774	—

	2,306	650

Current liabilities of discontinued operations:
Accrued expenses and other liabilities	548	348
Income tax payable	126	128
Deferred revenue, current portion	1,186	314

	1,860	790

Net liabilities disposed		(140)
Cash proceeds		157
Gain on disposition of the discontinued operation		297

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

4.	DISCONTINUED OPERATIONS - continued

Summarized operating results from the discontinued operations included in the Group’s consolidated statements of operations were as follows for the years ended September 30, 2010, 2011 and 2012:

	Years ended September 30,
	2010	2011	2012
	US$	US$	US$
Revenues	2,167	1,776	1,045
Pre-tax profit (loss) from discontinued operations	(2,202)	(3,444)	(61)
Income tax expense	116	144	—
Income (loss) from discontinued operations, net of tax	(2,086)	(3,300)	(61)
Gain on disposal of discontinued operation	—	—	297
Net loss of discontinued operations attributable to noncontrolling interest, net of tax	33	—	—
Net (loss) income from discontinued operations attributable to China Distance Education Holding Limited, net of tax	(2,053)	(3,300)	236

All notes to the accompanying consolidated financial statements have reflected the effect of the discontinued operations, where applicable.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2011	2012
	US$	US$
Accounts receivable	7,851	6,173
Less: allowance for doubtful accounts	(3,190)	(2,092)

Accounts receivable, net	4,661	4,081

The allowance for doubtful accounts as of September 30, 2011 and 2012 were primarily related to accounts receivables of government agencies which have been outstanding for more than a year and are probably uncollectable.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

5.	ACCOUNTS RECEIVABLE, NET - continued

Movement of allowance for doubtful accounts was as follows:

	As of September 30,
	2011	2012
	US$	US$
Balance at beginning of year	2,236	3,190
Charged to expenses	824	211
Write-off of accounts receivable	—	(1,361)
Foreign currency adjustment	130	52

Balance at end of the year	3,190	2,092

6.	INVENTORIES, NET

Inventories consisted of the following:

	As of September 30,
	2011	2012
	US$	US$
Books and other goods	285	588
Paper and other raw materials	78	70

	363	658

Inventories provision as of September 30, 2010,2011 and 2012, were US$2, US$3 and US$44, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

7.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

		As of September 30,
	Notes	2011	2012
		US$	US$
Advance to the suppliers	(1)	1,585	1,835
Prepaid expenses		618	1,092
Refundable prepayments	(2)	320	325
Funds receivable	(3)	245	142
Deposits		56	68
Others		357	436
Less: allowance for doubtful accounts	(2)	(320)	(325)

Prepayment and other current assets, net		2,861	3,573

(1)	Advance to the suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials and finished goods. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and is monitored on a regular basis by management. A charge to cost of sales will be recorded in the period in which a loss is incurred. To date, the Group has not experienced any loss of advances to suppliers.
(2)	The group prepaid a refundable fee to a government agency in the year ended September 30, 2010 as a sponsor of ITAT contest which was subsequently cancelled. The Group has recorded a full allowance as such prepaid amount has been outstanding for more than a year and is probably uncollectable.
(3)	Funds receivable arise due to the time taken to clear customers’ payment transactions through external payment networks. When customers remit fees to the Group via external payment networks using their bank account or credit card, there is a clearing period before the cash is received by the Group which usually takes one to three business days. These fees are treated as a receivable until the cash is received.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of September 30,
	2011	2012
	US$	US$
Buildings	5,077	5,892
Electronic and office equipment	6,020	7,604
Leasehold improvement and building improvement	1,293	1,434
Motor vehicles	917	1,106

Total	13,307	16,036
Less: Accumulated depreciation	(4,721)	(6,360)

	8,586	9,676

Depreciation expenses from continuing operations were US$1,142, US$1,309 and US$1,606, and from discontinued operations were US$15, US$140 and nil, for the years ended September 30, 2010, 2011 and 2012, respectively.

9.	GOODWILL

Goodwill was comprised of the following:

	Year ended September 30
	2011				2012
			Gaokao				Gaokao
			re-take				re-take
	Online	Start-up	business –		Online	Start-up	business –
	education	training	Discontinued		education	training	Discontinued
	service	service	operations	Total	service	service	operations	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Gross amount
Beginning balance	5,377	1,647	2,188	9,212	5,642	1,761	2,262	9,665
Exchange Difference	265	114	74	453	84	24		108
Disposal	—	—	—	—	—	—	-2,262	-2,262

Ending balance	5,642	1,761	2,262	9,665	5,726	1,785	0	7,511

Accumulated impairment loss
Beginning balance	—	—	-1,424	-1424	—	—	-2,262	2,262
Charge for the year	—	—	-758	-758	—	—	—	—
Exchange Difference	—	—	-80	-80	—	—	—	—
Disposal	—	—	—	—	—	—	-2,262	-2,262

Ending balance	—	—	-2,262	-2,262	—	—	0	0
Goodwill, net	5,642	1,761	0	7,403	5,726	1,785	0	7,511

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

The reporting unit of Gaokao retake business was discontinued and accordingly the related goodwill was fully impaired at the end of the fiscal year 2011.(See note 4 and note 11)

10.	OTHER INTANGIBLE ASSETS, NET

Other intangible assets consisted of the following:

	As of September 30,
	2011	2012
	US$	US$
Computer software	2,278	2,645
Trademarks and domain names	1,337	1,407
Website	102	103
Courseware	468	475
Business contracts	510	517
Copyrights	627	647
Platform	208	211

Total intangible assets	5,530	6,005

Less: Accumulated amortization
Computer software	(1,369)	(1,827)
Trademarks and domain names	(585)	(717)
Website	(92)	(102)
Courseware	(334)	(394)
Business contracts	(296)	(399)
Copyrights	(320)	(455)
Platform	(152)	(182)

Accumulated amortization	(3,148)	(4,076)

Intangible assets, net	2,382	1,929

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

10.	OTHER INTANGIBLE ASSETS, NET - continued

Amortization expenses from continuing operations were US$809, US$900 and US$873 and from discontinued operations were US$42, US$26 and nil, for the years ended September 30, 2010, 2011 and 2012, respectively.

The estimated amortization expenses for the above other intangible assets for each of the following fiscal years are as follows

Amortization
US$
2013	698
2014	442
2015	283
2016	215
2017	152
2018 and thereafter	139

1,929

11.	FAIR VALUE MEASUREMENT

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

11.	FAIR VALUE MEASUREMENT - continued

These assets, as presented below are considered Level 3 assets because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing these assets.

Purchased call options
(acquisition of 30% interest
Zhengbao Yucai	in Zhengbao Yucai)
US$
Balance as of September 30, 2010	1,083
Impairment during the year	(1,115)
Foreign currency adjustment	32

Balance as of September 30, 2011	—

There were no activities during the year ended September 30, 2012.

Based on an impairment test performed as of September 30, 2010, the purchased call options to acquire 40% equity interest in Zhengbao Yucai were impaired by US$162. As of September 30, 2011, the purchased call options acquired with the acquisitions of Zhengbao Yucai were written down to zero, because the Group acquired the additional 40% equity interest of Zhengbao Yucai in 2011 with no consideration. (See note 3)

							Purchased call
							options (acquisition
			Property plant		Non-compete		of 40% interest in
Champion Xinlixiang-Gaokao Retake business	Goodwill		and equipment		agreement		Champion Xinlixiang)
	US$		US$		US$		US$
Balance as of September 30, 2010	764		722		343		200
Addition during the year	—		1,110		—		—
Amortization during the year	—		(140)		(25)		—
Impairment during the year	(758	)(1)	(973	)(3)	(332	)(3)	(201	)(4)
Foreign currency adjustment	(6)		55		13		1

Balance as of September 30, 2011	—		774		—		—
Transferred during the year	—		(774)		—		—

Balance as of September 30, 2012	—		—		—		—

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

11.	FAIR VALUE MEASUREMENT - continued

(1)	The Group used the discounted cash flow (“DCF’) method of the income approach to assess the fair value of each reporting unit. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. Based on the goodwill impairment test as of September 30, 2010 and 2011, an impairment loss of US$1,407 and US$758 was recorded for Gaokao retake business.
(2)	Measured at lower of carrying amount or fair value, the non-compete agreement was impaired by US$274 during the year ended September 30, 2010.
(3)	Measured at the lower of carrying amount or fair value less cost to sell, the property plant, equipment and non-compete agreement were impaired by US$973 and US$332 during the year ended September 30, 2011, respectively.
(4)	The purchased call options acquired with the acquisitions of Champion Xinlixiang were re-measured using binomial model at September 30, 2010, and the option to purchase additional equity interest in Champion Xinlixiang was impaired by US$477. As of September 30, 2011, such purchased call option was fully impaired because the Group acquired the 40% equity interest for no consideration on October 1, 2010. (See Note 3)

12.	DEPOSITS FOR PURCHASE OF NON-CURRENT ASSETS

Deposits for purchase of non-current assets consisted of the following:

	As of September 30,
	2011	2012
	US$	US$
Deposit for purchase of property, plant and equipment	242	131

	242	131

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

13.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of September 30,
	2011	2012
	US$	US$
Long-term prepaid expenses	587	966
Rental deposits	129	125
Others	13	—

	729	1,091

Long-term prepaid expenses represent 1)prepaid service fee for obtaining government authorization to provide the ITAT program, an information technique application training program, for a period of ten years, and 2)golf club membership fee valid for a period of ten years. The amortization of the long term prepaid expenses was included in “cost of sales” and in “general and administrative expenses” respectively on the consolidated statements of operations.

Rental deposits represent office rental deposits for the Group’s daily operations. These deposits are classified as non-current deposits since they will not be refunded within one year.

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of September 30,
	2011	2012
	US$	US$
Accrued expenses	2,172	2,597
Salary and welfare payable	1,414	1,823
Tuition fee payables to government agencies	965	2,765
Remuneration payable to lecturers	1,523	1,883
Uncertain income tax liabilities (Note 18)	170	173
Other payable	270	395

	6,514	9,636

Tuition fee payable to government agencies mainly represents the portion of tuition fee collected by the Group on behalf of the government agencies which provide accounting continuing education courses and the Group is only responsible for the student recruiting and provision of online platform and shares certain percentage of fee tuition as service fees.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

15.	ORDINARY SHARES

On November 20, 2008, the Company’s board of directors approved a share repurchase program effective November 20, 2008. Under the approved program, the Company is authorized to repurchase up to US$10 million worth of its issued and outstanding ADSs from time to time in open-market transactions on NYSE. On April 29, 2011, the Company’s board of directors approved additional share repurchase up to US$10 million worth of its issued and outstanding ADSs. During the years ended September 30, 2010, 2011 and 2012, the Company repurchased 1,909,600 , 9,223,188 and 1,285,464 ordinary shares for total considerations of US$2,172, US$8,138 and US$993, respectively. Such shares were immediately canceled after the repurchase.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

16.	RESTRICTED NET ASSETS - continued

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations, the appropriation to the statutory reserve amounted to US$1,076, US$2,388 and US$3,206 for the years ended September 30, 2010, 2011 and 2012, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, was US$17,218, US$15,612 and US$ 17, 835, as of September 30, 2010, 2011 and 2012, respectively.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

	Start-up	Gaokao retake
	training business	business	Total
	US$	US$	US$
Balance as of September 30, 2009	2,026	937	2,963
Net loss for the year	(911)	(33)	(944)
Foreign currency translation adjustments	11	7	18

Balance as of September 30, 2010	1,126	911	2,037

Net loss for the year	(303)	—	(303)
Foreign currency translation adjustments	33	—	33
Acquisition of noncontrolling interest of start-up training business	(856)	—	(856)
Acquisition of noncontrolling interest of Gaokao retake business	—	(911)	(911)

Balance as of September 30, 2011	—	—	—

There was no activity with respect to noncontrolling interests in 2012 .

18.	TAXATION

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK

Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that CDEL Hong Kong qualifies for the 5% withholding tax rate. In 2012, CDEL Hong Kong accrued deferred tax liabilities related to potential withholding tax in the amount of US$634 on the undistributed earnings from its investment in the PRC entities generated after January 1, 2008.

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2007 to 2011 remain subject to examination by the tax authorities.

Income (loss) before income taxes from continuing operations consisted of:

	Years ended September 30,
	2010	2011	2012
	US$	US$	US$
Non - PRC	(5,030)	(6,873)	(1,252)
PRC	4,849	7,039	11,825

	(181)	166	10,573

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

18.	TAXATION - continued

China

The current and deferred components of the income tax benefit/(expense) from continuing operations appearing in the consolidated statements of operations are as follows:

	Years ended September 30,
	2010	2011	2012
	US$	US$	US$
Current tax expense	1,044	1,948	2,074
Deferred tax (benefit)/expense	(469)	(977)	526

	575	971	2,600

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended September 30,
	2010	2011	2012
	US$	US$	US$
(Loss)/Income before taxes	(181)	166	10,573

Income tax expense (benefit) computed a applicable tax rates of 25%	(45)	42	2,643
Effect of different tax rates in different jurisdictions	1,224	1,667	255
Non-deductible expenses	223	260	59
Effect of tax holidays	(936)	(860)	(1037)
Effect of valuation allowances	109	(138)	51
Decrease in unrecognized tax benefit balance	—	—	—
Withholding tax on undistributed earnings	—	—	629

	575	971	2,600

Effective income tax rate	(317.68%)	584.94%	24.59%

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

18.	TAXATION - continued

China - continued

The aggregate amount and per share effect of the tax holidays are as follows:

	Years ended September 30,
	2010	2011	2012
	US$	US$	US$
The aggregate amount of tax holidays	936	860	1,037

The aggregate effect on basic and diluted net income per share:
- Basic	0.01	0.01	0.01

- Diluted	0.01	0.01	0.01

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes from continuing operations are as follows:

	As of September 30,
	2011	2012
	US$	US$
Current deferred tax assets
Payroll payable	217	291
Accrued expenses	439	524
Allowance for doubtful accounts	822	592
Net operating loss carry-forwards	78	449

Total current deferred tax assets	1,556	1,856

Non-current deferred tax assets
Intangible assets	116	87
Property, plant and equipment	147	146
Net operating loss carry-forwards	670	522

Total non-current deferred tax assets	933	755

Less: valuation allowance	(66)	(117)

Non-current deferred tax assets, net	867	638

Non-current deferred tax liabilities
Intangible assets	199	136
Withholding tax on undistributed earnings	—	634

Total non-current deferred tax liabilities	199	770

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

As a result of the Group’s assessment of its tax positions, the unrecognized tax benefit related to transfer price position prior to the year 2009 was recorded at US$ 162, US$170 and US$173 as of September 30, 2010, 2011 and 2012, respectively. The subsequent changes of the unrecognized tax benefit were due to foreign currency adjustment.

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance - September 30, 2010	162
Foreign currency adjustment	8

Balance - September 30, 2011	170
Foreign currency adjustment	3

Balance - September 30, 2012	173

The unrecognized tax benefits would impact the effective tax rate, if recognized in connection with the normal tax return preparation. The Group does not anticipate any significant change in unrecognized tax benefits within 12 months from September 30, 2012.

In addition, uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

19.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$1,915, US$2,464 and US$3,199for the years ended September 30, 2010, 2011 and 2012, respectively. Employee benefits from continuing operations were US$1,842, US$2,412and US$3,164, and from discontinued operations were US$73, US$52 and US$35 for the years ended September 30, 2010, 2011 and 2012, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the income statement as incurred. The total amounts for such employee benefits were US$2, US$2 and US$2 for the years ended September 30, 2010, 2011 and 2012, respectively.

20.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices, servers and bandwidth with initial terms of one-year or more consisted of the following at September 30, 2012:

US$
Years ending September 30,
2013	2,261
2014	295
2015	51

2,607

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended September 30, 2010, 2011 and 2012, total rental expenses from continuing operations for all operating leases amounted to US$2,686, US$2,844 and US$3,346, respectively. Rental expenses from discontinued operations for all operating leases amounted to US$789, US$750 and US$314, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES - continued

Legal contingencies

The group is a party in potential claims arising in the ordinary course of business. The Group does not believe that the resolution of these matters will have a material effect on its financial position or results of operations.

21.	SEGMENT REPORTING

The Group operates and manages its business as a single segment that includes primarily the provision of online and offline education services and selling of related products.

The revenues attributable to the different service and product groups are as follows:

	Years ended September 30,
	2010	2011	2012
	US$	US$	US$
Online education services	23,982	30,788	40,281
Books and reference materials	3,939	4,743	4,438
Offline education services	1,557	2,907	4,507
Others	3,101	3,126	2,876

	32,579	41,564	52,102

Online education services accounted for 73.6%, 74.0% and 77.3% of the Group’s total net revenue for the years ended September 30, 2010, 2011 and 2012, respectively. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.

Geographic disclosures:

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

22.	NET (LOSS) INCOME PER SHARE

Basic and diluted net (loss) income per share for each of the periods presented were calculated as follows:

	Years ended September 30,
	2010	2011	2012
	US$	US$	US$
Numerator:
Income (loss) from continuing operations	155	(502)	7,973
Income (loss) from discontinued operations, net of tax	(2,053)	(3,300)	236
Net (loss) income	(1,898)	(3,802)	8,209
- allocated to ordinary Share - basic	(1,898)	(3,800)	8,209
- allocated to nonvested restricted share - basic	—	(2)	—

Denominator:
Weighted average number of ordinary shares outstanding	138,232,493	133,489,261	133,996,737
Weighted average number of nonvested restricted share	—	82,466	—
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	—	—	366,371

Weighted average ordinary shares outstanding used in computing diluted net income per share	138,232,493	133,571,727	134,363,108

Basic net (loss) income per share
Basic from continuing operations	—	—	0.06
Basic from discontinued operations (net of tax)	(0.01)	(0.03)	—
Basic	(0.01)	(0.03)	0.06

Basic net (loss) income per nonvested restricted share
Basic from continuing operations	—	—	—
Basic from discontinued operations (net of tax)	—	(0.03)	—
Basic	—	(0.03)	—

Diluted net (loss) income per share
Diluted from continuing operations	—	—	0.06
Diluted from discontinued operations (net of tax)	(0.01)	(0.03)	—
Diluted	(0.01)	(0.03)	0.06

Basic net (loss) income per share
- allocated to ordinary Share - basic	(0.01)	(0.03)	0.06
- allocated to nonvested restricted share - basic	—	(0.03)	—
Diluted	(0.01)	(0.03)	0.06

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

A summary of option activity as of September 30, 2012, and changes during the years ended September 30, 2012 are presented below:

Share option granted to employees and non-executive directors	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, October 1, 2011	11,310,872	US$	0.65	7.14	—
Exercised	7,096,540	US$	0.49
Forfeited	467,308	US$	1.28

Outstanding, September 30, 2012	3,747,024	US$	0.87	7.00	—

Expected to vest, September 30, 2012	460,925	US$	1.16	8.18	—

Exercisable at September 30, 2012	3,072,504	US$	0.81	6.74	—

The weighted-average grant-date fair value of options granted to employees and non-executive directors during the year 2010 and 2011 was US$0.87 and US$0.26, respectively, and there was no options granted in the year 2012.

A summary of the activities of the share option granted to non-employees as of September 30, 2012, and changes during the year ended September 30, 2012 are presented below:

Share option granted to non-employees	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, October 1, 2011	977,212	US$	0.62	6.55	27
Granted	—		—
Forfeited	50,612	US$	0.62
Exercised	775,100	US$	0.62
Cancelled	—		—

Outstanding, September 30, 2012	151,500	US$	0.62	5.55	25

Exercisable at September 30, 2012	151,500	US$	0.62	5.55	25

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

23.	SHARE INCENTIVE PLAN - continued

Share options - continued

The weighted-average grant-date fair value of options granted to non-employees during the year 2011 was US$0.26, and no options granted to non-employees during the year 2010 and 2012.

The total intrinsic value of options exercised during the year ended September 30, 2012 was US$1,152. As of September 30, 2012, the unrecognized share-based compensation cost related to share options amounted to approximately US$244. This compensation cost is expected to be recognized over a weighted-average vesting period of 1.08 years. Forfeitures were estimated based on historical experience. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation expenses related to these awards may be different from the expectation.

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

The Company used the Black Scholes Model to estimate the fair value of the share options on the grant dates with the following assumptions:

For the year ended September 30, 2011
Risk-free interest rate	1.40% ~ 1.86%
Dividend yield	—
Expected volatility	51%
Expected life (in years)	3.71 ~ 5.63

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

On December 3, 2010, the Company granted 100,000 nonvested restricted shares of the Company to directors (the “participants”) that had been outstanding at the grant date. These shares are restricted on transferability and will be forfeited if the participants cease to provide requisite service to the Company. The restriction will be removed on the first anniversary of the issuance day. The grant-date fair value of a nonvested restricted share was US$1.25, which was the closing price of the Company’s ADSs on NYSE on December 3, 2010. This grant resulted in a total share-based compensation of US$125, which was recognized ratably over the requisite service period of one year. As of September 30, 2012, there were no outstanding nonvested restricted shares.

A summary of the nonvested restricted shares activity is as follows:

	Number of Nonvested restricted shares outstanding	Weight average grant-date fair value
	US$
Nonvested shares outstanding at September 30, 2011	100,000	1.25
Vested	100,000	—

Nonvested shares outstanding at September 30, 2012	—	—

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except share and per share data)

23.	SHARE INCENTIVE PLAN - continued

Share-based compensation expense

Total share-based compensation expense of share-based awards granted to employees, non-employees and non-executive directors recognized for the years ended September 30, 2010, 2011 and 2012 are as follows:

	As of September 30,
	2010	2011	2012
	US$	US$	US$
Cost of services	1,787	1,999	37
General and administrative expenses	2,033	3,347	88
Selling expenses	567	678	16

	4,387	6,024	141

24.	SUBSEQUENT EVENTS

On November 13, 2012, the Company approved and declared a cash dividend of $0.12 per ordinary share on its total 135,409,521 outstanding shares as of the close of trading on December 7, 2012.