Form 20-F/A
period 2012-09-30
China Distance Education Holdings LTD
filed 2013-02-28
CIK 1438644

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

We are filing this Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended September 30, 2012, which was originally filed with the Securities and Exchange Commission on January 31, 2013, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to the Annual Report on Form 20-F. This Amendment does not reflect events that have occurred after the January 31, 2013 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended September 30, 2012 on its behalf.

China Distance Education Holdings Limited

/S/ PING WEI
Name:	Ping Wei
Title:	Chief Financial Officer

Date: February 28, 2013

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