Form 20-F
period 2013-09-30
China Distance Education Holdings LTD
filed 2013-12-27
CIK 1438644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2013

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 135,532,141 ordinary shares.

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

ii

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended September 30;

•	“we,” “us,” “our company,” “our,” and “CDEL” refer to China Distance Education Holdings Limited and its subsidiaries and PRC affiliated entity, Beijing Champion Hi-Tech Co., Ltd., or Beijing Champion, and its subsidiaries, as the context requires;

•	“course enrollment” for a period refers to the cumulative total number of fee-based courses enrolled in by our course participants during such period, counting each and every course enrolled in by a single student as one course enrollment;

•	“China,” “Chinese” and “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	all references to “Renminbi” or “RMB” are to the legal currency of China, and all references to “U.S. dollar,” “dollar,” “$” or “US$” are to the legal currency of the United States; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended September 30, 2011, 2012 and 2013 and audited consolidated balance sheet data as of September 30, 2012 and 2013.

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

A. Selected Consolidated Financial Data

The selected consolidated statements of operations data for the fiscal years ended September 30, 2011, 2012 and 2013 and the selected consolidated balance sheets data as of September 30, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended September 30, 2009 and 2010 and the selected consolidated balance sheets data as of September 30, 2009, 2010 and 2011, are derived from our audited consolidated financial statements, which are not included in this annual report. The following information should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Years Ended September 30,
	2009	2010	2011	2012	2013
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	22,279	23,982	30,788	40,281	58,573
Books and reference materials	2,709	3,939	4,743	4,438	5,129
Others	5,133	4,658	6,033	7,383	7,658

Total net revenues	30,121	32,579	41,564	52,102	71,360

	Years Ended September 30,
	2009	2010	2011	2012	2013
	(In thousands of $, except share, per share and per ADS data)
Cost of sales:
Cost of services (5)	(12,834)	(13,283)	(16,840)	(20,494)	(27,073)
Cost of tangible goods sold	(1,577)	(2,070)	(2,794)	(2,587)	(2,844)

Total cost of sales	(14,411)	(15,353)	(19,634)	(23,081)	(29,917)

Gross profit	15,710	17,226	21,930	29,021	41,443
Operating expenses:
Selling expenses (5)	(6,722)	(7,176)	(9,771)	(11,337)	(15,673)
General and administrative expenses (5)	(7,432)	(10,535)	(12,221)	(8,248)	(9,806)
Impairment of purchased call option	—	(162)	(1,115)	—	—

Total operating expenses	(14,154)	(17,873)	(23,107)	(19,585)	(25,479)
Other operating income	292	74	603	58	59

Operating income (loss)	1,848	(573)	(574)	9,494	16,023
Interest income (expense), net	740	458	883	1,119	1,415
Exchange loss	(6)	(66)	(143)	(40)	(77)

Income (loss) before income taxes	2,582	(181)	166	10,573	17,361
Less: Income tax expense	(1,478)	(575)	(971)	(2,600)	(3,797)

Net income (loss) from continuing operations	1,104	(756)	(805)	7,973	13,564
Net loss of continuing operations attributable to noncontrolling interest	82	911	303	—	—

Net income (loss) from continuing operations attributable to China Distance Education Holdings Limited	1,186	155	(502)	7,973	13,564
Net income (loss) from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	2	(2,053)	(3,300)	236	—

Net income (loss) attributable to China Distance Education Holdings Limited	1,188	(1,898)	(3,802)	8,209	13,564

Net income (loss) per ordinary share:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.01	0.00	0.00	0.06	0.10
Basic from discontinued operations	0.00	(0.01)	(0.03)	0.00	—
Basic	0.01	(0.01)	(0.03)	0.06	0.10
Diluted from continuing operations	0.01	0.00	0.00	0.06	0.10
Diluted from discontinued operations	0.00	(0.01)	(0.03)	0.00	—
Diluted	0.01	(0.01)	(0.03)	0.06	0.10
Net income (loss) per ADS:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders (1)
Basic from continuing operations	0.03	0.00	(0.01)	0.24	0.40
Basic from discontinued operations	0.00	(0.06)	(0.10)	0.01	—
Basic	0.03	(0.06)	(0.11)	0.25	0.40
Diluted from continuing operations	0.03	0.00	(0.01)	0.24	0.40
Diluted from discontinued operations	0.00	(0.06)	(0.10)	0.01	—
Diluted	0.03	(0.06)	(0.11)	0.25	0.40
Weighted average shares used in calculating net income (loss) per share:
Basic	140,260,811	138,232,493	133,571,727	133,996,737	135,174,562
Diluted	140,475,941	138,232,493	133,571,727	134,363,108	136,399,233

	Years Ended September 30,
	2009	2010	2011	2012	2013
	(In thousands of $, except share, per share and per ADS data)
Other Consolidated Financial Data from Continuing Operations:
Gross Margin (2)	52.2%	52.9%	52.8%	55.7%	58.1%
Operating Margin (3)	6.1%	(1.8)%	(1.4)%	18.2%	22.5%
Net Margin (4)	3.9%	0.5%	(1.2)%	15.3%	19.0%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents operating income (loss) as a percentage of net revenues.
(4)	Net margin represents net income (loss) from continuing operations as a percentage of net revenues.
(5)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	Years Ended September 30,
	2009	2010	2011	2012	2013
	(in thousands of $)
Cost of services	1,854	1,787	1,999	37	56
Selling expenses	454	567	678	16	47
General and administrative expenses	1,612	2,033	3,347	88	522

Total share-based compensation expenses	3,920	4,387	6,024	141	625

	As of September 30,
	2009	2010	2011	2012	2013
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	19,091	57,305	49,738	49,723	71,919
Total assets	92,533	95,971	93,878	89,986	105,994
Deferred revenue	6,025	7,545	7,861	9,450	17,143
Refundable fees	1,781	1,564	2,580	3,524	4,300
Total liabilities	15,661	18,948	21,144	25,369	41,474
Total China Distance Education Holdings Limited shareholders’ equity	73,909	74,986	72,734	64,617	64,520
Total liabilities and equity	92,533	95,971	93,878	89,986	105,994

Exchange Rate Information

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB6.1200 to $1.00, the noon buying rate in effect as of September 30, 2013. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On December 13, 2013, the noon buying rate was RMB6.0710 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Renminbi per U.S. dollars Noon Buying Rate
	Average (1)	Low	High	Period End
Fiscal year ended September 30, 2009	6.8302	6.8842	6.8171	6.8262
Fiscal year ended September 30, 2010	6.8112	6.8330	6.6869	6.6950
Fiscal year ended September 30, 2011	6.5356	6.6912	6.3778	6.3780
Fiscal year ended September 30, 2012	6.3376	6.3879	6.2790	6.2848
Fiscal year ended September 30, 2013	6.1857	6.2877	6.1123	6.1200
Most recent six months:
July 2013	6.1343	6.1408	6.1284	6.1284

	Renminbi per U.S. dollars Noon Buying Rate
	Average (1)	Low	High	Period End
August 2013	6.1193	6.1302	6.1123	6.1193
September 2013	6.1213	6.1213	6.1178	6.1200
October 2013	6.1032	6.1209	6.0815	6.0943
November 2013	6.0929	6.0993	6.0903	6.0922
December 2013 (through December 13, 2013)	6.0795	6.0927	6.0643	6.0710

Source: Federal Reserve Bank of New York and U.S. Federal Reserve

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

If we are unable to continue to attract course participants to enroll in our courses, or to charge our course participants competitive but profitable fees, our revenues may decline and we may not be able to maintain profitability.

The continued success and growth of our business depend primarily on the number of enrollments in our courses and the amount of course fees that we can charge. This in turn will depend on several factors, including our ability to develop new courses and improve existing courses to respond to changes in market trends and demands of course participants, to effectively market our courses to a broader base of prospective course participants, to train and retain qualified lecturers and tutors, to develop or acquire additional high-quality educational content and to respond to competitive pressures. In addition, the expansion of our courses, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new courses, services and products or to maintain their quality and consistency, or other factors. For example, with respect to our Gaokao retake preparation and high-school supplementary tutoring business operated by Champion Xinlixiang, we suffered significant operating losses for the fiscal year ended September 30, 2011. As a result, we discontinued such business in September 2011 and sold it to a third party in May 2012. In addition, with respect to our offline Information Technology Application Training program supplementary services, it has not generated reasonable returns in the past few years, and, as a result, we ceased to operate such business in July 2013. Furthermore, we may not be able to develop and offer additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. If we are unable to continue to attract course participants to enroll in our courses, increase enrollments in our relatively new courses, or charge competitive but profitable fees, our revenues may decline and we may be unable to achieve revenue growth or maintain our profitability.

If we fail to develop and introduce new courses, services and products that meet our target course participants’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the healthcare, construction engineering, law and other industries, as well as participants of online courses for self-taught learners seeking higher education and other forms of online and offline education. In addition to regular classes, we have also introduced, in the past few years, “elite” classes and “premium” classes within some of our most popular course offerings to better serve the needs of high-end course participants. The profitability of the elite and premium classes may be subject to risks given that the course participants enjoy refund or discount privileges if certain pre-agreed conditions are met. We also offer business start-up training courses, which are subsidized by the PRC government, the profitability of which may be subject to risks given that the subsidy we are entitled to receive from the government in certain provinces and cities may be reduced if certain stipulated conditions in the government’s subsidy policies are not met. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

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

Our business depends on the continued success of our key brands and the further enhancement of our newer brands, and if we fail to maintain and enhance recognition of our brands, we may face difficulty in obtaining new business partners and course participants, and our business reputation and operating results may be harmed.

We believe that market awareness of our key brands, “Chinaacc” and “med66.com,” have contributed significantly to the success of our business. Maintaining and enhancing these key brands, further improving our brands in other industries and introducing new brands are critical to our efforts to grow our course participant base and obtain additional business partners. We may need to incur significant marketing and promotion costs to maintain and enhance our brands. Failure to maintain and enhance recognition of our brands could have a material and adverse effect on our business, operating results and financial condition.

Our business could be adversely affected by changes in the perceived difficulty, requirements or formats of professional examinations, courses and continuing education in China, or changes in the government authorities’ subsidy policy with respect to our business start-up training courses.

We provide online professional education and test preparation courses relating to the accounting, healthcare, construction engineering, law and other industries. In addition, we also provide online professional continuing education courses relating to the accounting, healthcare and construction engineering industries. We have obtained approval and exclusive rights to offer self-taught study process monitoring programs in certain provinces and cities, to allow learners to earn up to 30% of the credits they need to obtain post-secondary self-taught education degrees. We also provide business start-up training courses, which are sponsored by government authorities, to university students and other job seekers using materials prepared in accordance with requirements of the relevant government authorities in various provinces and cities. If there is any material change to the perceived difficulty, requirements or formats of examinations, courses and continuing education in these disciplines, and we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, the demand for, and relevance of, our courses and training materials may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

In addition, we do not charge fees from course participants enrolled in our business start-up training courses; instead, we receive payments from the relevant government authorities for courses provided. Our net revenue generated from such courses is conditioned on our ability to meet the government stipulated conditions under the subsidy policies, which is determined by the government authorities’ assessment of the passage rate of our course participants’ business proposals as evaluated by such authorities, as well as the business start-up rate and employment rate of our course participants. If there are any material changes to the government subsidy policy, and we are unable to meet the newly stipulated conditions or to address these changes in a timely manner, our revenue generated from this course offering may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

Our business is dependent on our lecturers comprised primarily of academics and experienced practitioners within their respective industries who are typically engaged on a part-time contractual basis.

The vast majority of our lecturers are academics from post-secondary educational institutions and experienced practitioners within their respective industries in China who typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. The popularity and effectiveness of our courses depend, in part, on the teaching ability of these lecturers and their reputation as skilled lecturers. Consequently, our reputation and operating results could be adversely affected if we fail to attract qualified lecturers or to maintain or improve the quality of our lectures. For example, if our lecturers fail to deliver quality lectures as a result of inadequate devotion of their time and energy to our courses or for other reasons, our business may be adversely affected. In addition, as the online education industry grows and matures, we may face increasing competition from our competitors for lecturers with good reputations and effective teaching skills, and on whom we rely for delivering quality services and to maintain and promote our leading market position. Additionally, our lecturers may join our competitors or set up competing businesses after they discontinue their relationship with us, which could further adversely affect our operating results. Furthermore, China has promulgated certain regulations prohibiting post-secondary teachers from engaging in part-time jobs that may have an adverse effect on their primary teaching posts or prohibiting public school teachers working in K-12 education institutions from providing paid tutoring services. If our lecturers choose to, or are forced to, discontinue their relationship with us to comply with the relevant regulations, we will need to seek new lecturers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all.

Failure to attract and retain qualified personnel and experienced senior management could disrupt our operations and adversely affect our business and competitiveness.

Our continuing success is dependent, to a large extent, on our ability to attract and retain qualified personnel and experienced senior management. If one or more of our senior management team members are unable or unwilling to continue to work for us, we may not be able to replace them within a reasonable period of time or at all, and our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses in recruiting and training additional personnel. Although our senior management members are subject to certain non-compete restrictions during their employment and for a period of two years thereafter, we cannot assure you that such restrictions will be enforced under PRC law. If any of our senior management joins a competitor or forms a competing business, our business may be severely disrupted. We have no key man insurance with respect to our key personnel that would provide insurance coverage payable to us for loss of their employment due to death or otherwise.

Mr. Zhengdong Zhu, our chairman, chief executive officer and co-founder of our business, has played an important role in the growth and development of our business since its inception, and a loss of his services in the future could severely disrupt our business and negatively affect investor confidence in us, which may also cause the market price of our ADSs to go down.

Mr. Zhengdong Zhu, our chairman, chief executive officer and co-founder of our business, has played an important role in the growth and development of our business since its inception. To date, we have relied heavily on Mr. Zhu’s expertise in, and familiarity with, our business operations, his relationships with our employees, and his reputation in the online education industry. In addition, Mr. Zhu continues to be primarily responsible for formulating our overall business strategies and spearheading the growth of our operations. If Mr. Zhu were unable or unwilling to continue in his present positions, we may not be able to easily replace him and may incur additional expenses to identify and train his successor. In addition, if Mr. Zhu were to join a competitor or form a competing business, it could severely disrupt our business and negatively affect our financial condition and results of operations. Although Mr. Zhu is subject to certain non-compete restrictions during his employment with us and for a period of two years thereafter, we cannot assure you that such restrictions will be enforced under PRC law. Moreover, even if the departure of Mr. Zhu from our company would not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that his departure could severely damage our business and operations and could negatively affect investor confidence in us, which may cause the market price of our ADS to go down. We do not maintain key man insurance on Mr. Zhu.

Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of our outstanding ordinary shares and, as a result, he has significantly greater influence over us and our corporate actions relative to our public shareholders and his interests may not be aligned with the interests of other shareholders.

As of November 30, 2013, our co-founder and chief executive officer, Mr. Zhu, beneficially owned 73,011,493 ordinary shares or approximately 53.87% of our outstanding ordinary shares. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of most corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

We face competition from providers of traditional offline education, training and test preparation services, and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation market. The provision of professional education and test preparation courses over the Internet is a relatively recent concept. Although online education is increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally viewed as a more accepted method. We therefore compete with traditional offline educational institutions and training centers in the various disciplines for which we offer courses. As most of our courses are conducted solely online, if the perception that traditional forms of education and training are preferred persists or increases, we may not be able to compete effectively with competitors engaging in traditional forms of education and training. In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the foreign partners’ technology and experience developed in their home markets.

Our present and future competitors may have longer operating histories, and greater financial, technical, marketing and other resources. They may be able to devote more resources to the development and promotion of their courses and services, and may be able to react more quickly to changing course participant requirements and demands, deliver competitive services at lower prices or respond to new technologies, trends or user preferences more effectively than we can. They may be able to offer services and products with better performance and prices than ours with the result that their services and products may gain greater market acceptance than ours. They may also offer free promotional services and products in connection with their marketing campaigns or significantly lower the prices for their services and products in order to attract students and capture additional market share. There is no assurance that we will be able to compete effectively with such present and future competitors or to adjust effectively to changing market conditions and trends. Our failure to compete effectively could erode our market share, result in fewer course participants, or lead to price reductions or increased spending for marketing and promotion of our courses, any of which may materially and adversely affect our profitability.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.

We have experienced and expect to continue to experience seasonality in revenues primarily due to seasonal changes in course enrollments and the timing of various exams. As the majority of our course participants take non-refundable courses relating to the main professional exams, which are typically held in May, September and October (May and September prior to fiscal year 2012), we typically experience higher revenues in the second half of each fiscal year. With respect to our refundable courses, which is also primarily related to the main professional exams, we typically experience higher revenues in the first half of each fiscal year (quarter ended March 31 and September 30 prior to fiscal year 2012). Additionally, as the majority of our course participants for professional continuing education courses take such courses in the second half of the calendar year, we typically experience higher revenues during the quarters ending September 30 and December 31 of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. Furthermore, our revenues may be significantly affected by the timing of various exams. For example, the 2012 Elementary Level and Intermediate Level Accounting Professional Qualification Exams, which were originally scheduled to be held in May 2012 were postponed to October 2012. As a result, refundable fees relating to such exams were not recognized as revenue in the fourth fiscal quarter ended September 30, 2012 and were instead recognized in the quarter ended December 31, 2012. In addition, as the mix of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become even more pronounced. For more details, see “Item 4.B. Business Overview — Seasonality.”

Higher labor costs, inflation and implementation of stricter labor laws in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of social development and increasing inflation in China. According to the National Bureau of Statistics of China, the consumer price index in China increased by 4.9% and 2.6% in 2011 and 2012, respectively. As a result, the average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our services or improving the utilization of our teachers and our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated some new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

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

We may be exposed to infringement claims by third parties or held liable for defamation or negligence to third parties for information displayed on, retrieved from or linked to our websites, based on the content of the books and reference materials or marketing materials that we or our lecturers publish or distribute or for information delivered or shared through our services, which could disrupt our business and cause us to incur substantial legal costs, or damage our reputation.

We cannot assure you that our services and products do not or will not infringe any intellectual property rights held by third parties. We have in the past, in the ordinary course of business, experienced claims for intellectual property infringement, none of which has had a material effect on our business. We cannot assure you that in the future we would not receive claims of infringement of third parties’ proprietary rights or claims for indemnification resulting from infringement arising from our services or products. We may also become subject to claims that content on our websites or in the books and reference materials or marketing materials that we or our lecturers publish or distribute is in fact protected by third parties’ copyrights or trademark.

In addition, as a provider of Internet content and other value-added telecommunications services, we may face liability for defamation, negligence and other claims based on the nature and contents of the materials that are displayed on our websites or delivered or shared through our services. We could also be subject to claims based upon content that is accessible on our websites or through our networks, such as content and materials posted by visitors on message boards, online communities, or emails. By providing hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party websites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us.

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

Public concerns over the security and privacy of electronic settlement, online transmittal and communications have to some extent constrained the rapid development and expansion of online transactions. If these concerns are not adequately addressed, they will restrict the growth of value-added telecommunications services generally, and in particular the use of the Internet as a means of conducting commercial transactions. If a well-publicized breach of security were to occur, general usage of value-added telecommunications services could decline, which could reduce our visitor traffic and the number of course participants, and impede our growth. We are continuously vigilant about protecting and improving our cyber security and have not experienced any material cyber attacks on our information technology systems. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft or misuse of personal data of our course participants. Further, security breaches could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation and ability to attract or retain course participants. In addition, we do not have any cyber security insurance coverage for our operations, and any material cyber attack on our information technology systems and our online education websites could expose us to substantial costs and losses.

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

Any network interruption or inadequacy that causes interruptions in the availability of our websites or deterioration in the quality of access to our websites could reduce course participant satisfaction and result in a reduction in the number of course participants using our services. If sustained or repeated, these performance issues could reduce the attractiveness of our websites and course offerings. In addition, any security breach caused by hackings, which involve attempts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could cause a disruption in our services. Inadvertent transmission of computer viruses could expose us to a material risk of loss of our course files or litigation and possible liability, as well as damage to our reputation.

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

We adopted our Share Incentive Plan in April 2008, the Prior Plan, under which we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2013. We adopted in July 2008, and amended and restated in February 2009 and May 2012, respectively, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 15,233,736 ordinary shares as of September 30, 2013, plus an automatic annual adjustment. Pursuant to the New Plan, we had granted options for the purchase of a total of 3,162,500 ordinary shares, and issued 382,143 restricted shares, to selected directors, and employees as of September 30, 2013. In addition, we have reduced the exercise price of certain options under our Prior and New Plans in the past. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plan.” In connection with the share options we granted and restricted shares we issued, we incurred $6.0 million, $0.1 million and $0.6 million of share-based compensation expenses in the fiscal years ended September 30, 2011, 2012 and 2013, respectively. The expenses associated with options granted and restricted shares issued under the share incentive plans may continue to impact our future results of operations. In addition, if we grant additional options, restricted shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders.

We may need additional capital but may not be able to obtain it on acceptable terms or at all.

We believe that our current cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We do not anticipate that our current expansion plans will require significant capital commitments due to the scalability of our business model. We do, however, expect to spend money on the further development of our “Chinaacc” and “med66.com” brands and other brands in the disciplines for which we offer courses. We do not expect our short-term and long-term cash requirements to be materially different.

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

We have historically complemented our organic growth through the selective acquisition of complementary businesses, assets, products or technology, or the formation of joint ventures, and we may continue to do so in the future. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. Consummation of acquisitions and the subsequent integration of new assets and businesses into our own could also be costly and require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect and may even result in us suffering losses. With respect to the Gaokao retake preparation and high-school supplementary tutoring business that we acquired in September 2009, we suffered significant operating losses for the fiscal year ended September 30, 2011. As a result, we discontinued such business in September 2011 and sold it to a third-party in May 2012. Moreover, completions of acquisitions are typically subject to various approval processes. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay. Furthermore, acquisitions or joint ventures could result in the use of substantial amounts of cash, potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, the incurrence of significant goodwill, intangible assets and other long-term assets impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

Our business could be materially and adversely affected by natural calamities, such as floods and earthquakes or health epidemics such as influenza, severe acute respiratory syndrome or other epidemics. On May 12, 2008, a major earthquake struck China’s populous Sichuan province and was felt across much of the country, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as the Ministry of Finance postponed the administration of the Elementary Level and Intermediate Level Accounting Professional Qualification Exams across China. As a result of the exam dates being rescheduled from May 2008 to September 2008, deferred revenue generated from such exams had to be recognized over a longer period of time through September 2008. In addition, refundable fees relating to these two exams were not recognized as revenue in the fiscal fourth quarter ended September 30, 2008 and were instead recognized in the fiscal first quarter ended December 31, 2008 when the exam results were released. In addition, in recent years, there were reports regarding the occurrences of various forms of influenza in different parts of China, including cases resulting in deaths. A new avian flu strain H7N9 began appearing in China in early 2013, which has reportedly infected over 100 people and killed 23 across multiple provinces in China as of late April 2013. Any occurrence of natural calamities or epidemics may result in the postponement or rescheduling of examinations, which may in turn have an adverse impact on our revenues and performance. In addition, if our employees are affected by natural calamities or contagious or virulent diseases, we may fail to provide our courses, materials and services in a timely manner, which will have an adverse impact on our financial performance. We have not adopted any written preventive measures or contingency plans to combat any future natural calamities or outbreak of epidemics. Any natural calamities or prolonged recurrence of adverse public health developments in China may have a material and adverse effect on our business operations, financial performance and prospects.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to our annual report on Form 20-F for the fiscal year ended September 30, 2013.

Our management has concluded that our internal control over financial reporting was effective as of September 30, 2013. Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of September 30, 2013. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Because we are a Cayman Islands company and we hold the equity interests of our PRC subsidiaries indirectly through China Distance Education Limited, a Hong Kong company, or CDEL Hong Kong, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among CDEL Hong Kong, our two PRC subsidiaries, Beijing Champion Distance Education Technology Co., Ltd., or Champion Technology and Beijing Champion Education Technology Co., Ltd. or Champion Education Technology, our affiliated PRC entity, Beijing Champion and its shareholders. Beijing Champion is a PRC limited liability company 79% owned by Zhengdong Zhu, our chairman and chief executive officer and a major shareholder, and 21% owned by Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. Beijing Champion holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of China’s the Ministry of Industry and Information Technology, or MIIT (formerly known as the Ministry of Information Industry or MII), which allows Beijing Champion to provide Internet content distribution services. Each of Beijing Caikaowang Company Limited, or Caikaowang, Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge, and Beijing Zhengbao Yucai Education Technology Co., Ltd., or Zhengbao Yucai, is a subsidiary of Beijing Champion, and holds an ICP license issued by the Beijing Telecommunications Administration Bureau. Beijing Champion and its subsidiaries have also received approvals issued by the Beijing Telecommunications Administration Bureau to provide online bulletin board services on 13 of our 17 websites where we currently provide such services. In addition, Beijing Champion holds a Permit of Internet Cultural Activities issued by the Beijing Municipal Bureau of Culture, which permits Beijing Champion to engage in production and dissemination of cultural products through the Internet. The ICP licenses and other approvals held by Beijing Champion and its subsidiaries are essential to the operation of our business.

As a result of these contractual arrangements, we control Beijing Champion and its subsidiaries and, accordingly, under U.S. GAAP, we consolidate its operating results in our financial statements. For a description of these contractual arrangements, see “Item 4.C. Information on the Company — Organizational Structure.”

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of law. For example, on July 13, 2006, MIIT issued the Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Notice. The MIIT Notice prohibits a domestic telecommunications service provider from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in China. According to the MIIT Notice, either the holder of a value-added telecommunications service license or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The MIIT Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In order to comply with the MIIT Notice, we have transferred all domain names and trademarks that are primarily used in connection with our online business activities from Champion Technology to Beijing Champion.

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

Our contractual arrangements may be subject to national security review under PRC laws and regulations and, thus, be challenged by relevant regulatory authorities.

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

PRC laws and regulations restrict foreign ownership in Internet-related content distribution businesses. Because of these restrictions, we conduct our business and derive related revenues through contractual arrangements among CDEL Hong Kong, our PRC subsidiaries, Beijing Champion, and its shareholders, Mr. Zhengdong Zhu and Ms. Baohong Yin. We have no direct ownership interest in Beijing Champion. These contractual arrangements may not be as effective in providing us with control over Beijing Champion as direct ownership. If we were the controlling shareholder of Beijing Champion with direct ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Beijing Champion fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, including contract remedies, which we cannot be sure would be effective. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

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

Pursuant to the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, Mr. Zhengdong Zhu and Ms. Baohong Yin agree to pledge its equity interests in Beijing Champion to us to secure Beijing Champion’s performance of their obligations under the relevant contractual arrangements. The equity pledges under these Equity Pledge Agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Beijing Champion or its shareholders fails to perform its obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of Beijing Champion in an auction or private sale and remit the proceeds to us, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Beijing Champion.

The shareholders of Beijing Champion may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Zhengdong Zhu and Ms. Baohong Yin are husband and wife, and shareholders of Beijing Champion, holding equity interests of 79% and 21%, respectively. The interest of Mr. Zhu and Ms. Yin as shareholders of Beijing Champion may differ from our interests. Although both of Mr. Zhu and Ms. Yin have given undertakings to act in the best interests of Champion Technology, we cannot assure you that when conflicts arise, these individuals will act in our best interests or that conflicts will be resolved in our favor. In addition, Mr. Zhu and Ms. Yin may breach or cause Beijing Champion and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Zhu or Ms. Yin may encounter in his or her capacity as a record owner and director of Beijing Champion, on the one hand, and as a beneficial owner and director of our company, on the other hand. We rely on Beijing Champion, Mr. Zhu and Ms. Yin to comply with the laws of China, which protect contracts, including the contractual arrangements among Beijing Champion, its subsidiaries and its shareholder and us, which provide that Mr. Zhu and Ms. Yin should act in the best interest of our company despite being record owners of Beijing Champion. We also rely on Mr. Zhu and Ms. Yin to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly, in good faith and in our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes among us, Beijing Champion, Mr. Zhu and Ms. Yin, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Contractual arrangements we have entered into among our subsidiaries, subsidiary of Beijing Champion and Beijing Champion may be subject to scrutiny by the PRC tax authorities and a finding that we, subsidiary of Beijing Champion or Beijing Champion owe additional taxes could substantially reduce our consolidated net income.

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

Under the PRC law, legal documents for various transactions, including government filings, agreements and contracts, are executed using chops or seals of the signing entity or with the signature of the legal representative whose designation is registered and filed with the relevant industry and commerce administration authorities. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. Beijing Champion and its subsidiaries have four types of chops and seals: the entity chop, the contract chop, the legal representative seal and the finance chop. The entity chop is generally used for documents to be submitted to government agencies, such as applications for changing business scope, directors or entity name, and for other legal letters. The contract chop is used for executing leases and commercial contracts, including service contracts with our course participants. The legal representative seal is normally used for issuing checks. The finance chop is generally used for making and collecting payments, including, but not limited to issuing invoices. Beijing Champion’s and its subsidiaries’ business licenses are required to be presented for (i) annual inspection by the industry and commerce administration authorities or the civil affairs administration authorities, as applicable, in order to maintain valid existence; (ii) application, registration and modification of other licenses and qualifications; (iii) opening bank accounts and (iv) purchase of real properties or motor vehicles.

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

The Internet industry in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. Each of our affiliated entities including Beijing Champion, Caikaowang, Zhengbao Yucai and Champion Wangge is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. Our affiliated entities have obtained primary approvals including an ICP license for our 17 websites and an approval for operating electronic bulletin board services on 13 websites where we currently provide such services. These licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Our affiliated entities, however, may be required to obtain additional licenses, such as an Internet Publishing License for engaging in Internet publishing and an Internet News Information Services Provision Approval for engaging in distribution of news through the Internet. If any of our affiliated entities fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

If we are unable to re-register or obtain the necessary license as required by the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, in a timely manner or at all, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, in which case our business, financial condition and results of operations may be materially and adversely affected.

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, and the MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SAPPRFT or its local counterparts or completing the relevant registration with SAPPRFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SAPPRFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SAPPRFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SAPPRFT promulgated a notice regarding the issues of management of Internet Audio-Video Program Services License, which provides that the application for re-registration of the Internet Audio-Video Program Services License shall be closed on December 20, 2009.

Due to uncertainties with respect to the interpretation and application of the Internet Audio-Video Program Measures, each year, we and our PRC counsel consult the Beijing Branch of SAPPRFT, or Beijing SAPPRFT, which is the competent authority in Beijing to grant the License for Disseminating Audio-Video Programs through Information Network, by way of face-to-face interview or telephone consultation regarding whether online education services providers like us that provide audio-video educational courses and programs through the Internet only to enrolled course participants should apply for said license. Prior to 2011, the officials in Beijing SAPPRFT consistently conveyed to us that we were not required to apply for said license as we only transmit audio-video educational courses and programs through the Internet to enrolled course participants instead of the general public. However, in January 2011, a joint administrative enforcement commission of the Beijing government (including Beijing SAPPRFT) issued a warning to us and fined us RMB6,000 ($897) for providing audio-video educational courses without obtaining the License for Disseminating Audio-Video Programs through Information Network. Thereafter, we submitted our application for such license to Beijing SAPPRFT. On August 1, 2011, Beijing SAPPRFT sent us an official response stating that it determined that we are not required to obtain the License for Disseminating Audio-Video Programs because our numerous education-related activities do not fall under the “Internet audio-visual services program.” We cannot guarantee that Beijing SAPPRFT will not change its position or that the reply will not be challenged by higher authorities in China, or that we will not be asked to obtain the said license again. If the regulatory authorities take any such action against us, it may materially and adversely affect our business. Moreover, if we are asked to re-register with relevant authorities or obtain the required license, we cannot assure you that our future application(s) will be approved by relevant authorities in a timely manner or at all. If we are subsequently required to and are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites.

China has enacted laws and regulations governing Internet access and the distribution of news, information, audio-video programs or other contents, as well as products and services, through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems in violation of PRC laws and regulations. Under regulations promulgated by the State Council, MIIT, the State Press and Publication Administration and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things:

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

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our products and services depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential course participants to delay or cancel their plans to participate in our education courses, which in turn could reduce our net revenues.

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

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, Champion Technology and Champion Education Technology, are wholly foreign-owned enterprises, and both are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our PRC affiliated entities, Beijing Champion, Caikaowang, Champion Wangge, Beijing Haidian District Champion Training School, or Champion Training School, and Zhengbao Yucai, are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the education sector, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On April 15, 2012, the People’s Bank of China announced that it expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 0.5% to 1% as of April 16, 2012, to allow Renminbi to move more freely and better reflect market supply and demand. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology and affiliated entity, Beijing Champion, could materially increase our tax liabilities.

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

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementation rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Champion Technology, an enterprise established before the promulgation date of the EIT Law, continued to enjoy its preferential treatment under the phase-out rules, whereas Champion Education Technology, established after the promulgation date, was no longer entitled to its preferential treatment as of January 1, 2008. The EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. Champion Education Technology no longer qualified for the 15% reduced tax rate under the new criteria and became subject to the statutory 25% EIT rate as of January 1, 2008. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the EIT Law on December 24, 2008 with a valid period of three years starting from January 1, 2008 and renewed the certificates on October 11, 2011 for another three years. As a result, Beijing Champion was subject to the tax rate of 15% from 2008 through 2013. Champion Technology was subject to the tax rate of 7.5% for 2008 through 2009 and 15% from 2010 through 2013. The continued qualification of a high and new technology enterprise will be subject to annual evaluation and a three-year review by the relevant government authority in China. The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Beijing Champion and Champion Technology will continue to qualify as high and new technology enterprises under the EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application for such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiary, Champion Technology and affiliated entity, Beijing Champion, could adversely affect our business, operating results and financial condition.

Under China’s EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” and will generally be subject to the uniform 25% PRC enterprise income tax rate on its global income. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. A circular issued by the State Administration of Taxation ( the “SAT”), or Circular 82, on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. In addition, the SAT issued the Announcement of the SAT on Printing and Distributing the Administrative Measures for Oversea Registered Chinese-capital Controlled Tax Resident Enterprises (Trial), the Announcement 45, on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. Announcement 45 clarifies matters including residence status determination, post-determination administration and competent tax authorities.

Our management is currently based in China and expected to remain in China. However, Circular 82 and Announcement 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider CDEL Cayman to be a PRC resident enterprise. However, the SAT may take the view that the determining criteria set forth in Circular 82 and Announcement 45 reflect general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that CDEL Cayman is a “resident enterprise” for PRC enterprise income tax purposes. The “resident enterprise” rule could be applied to CDEL Hong Kong as our intermediate holding company, Practice Enterprises Network China International Links Limited, or PENCIL, and DL Education Service, LLC, or DL Education with similar consequences. If the PRC tax authorities determine that CDEL Cayman, CDEL Hong Kong, PENCIL and DL Education are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, a dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to CDEL Cayman from our PRC subsidiaries through CDEL Hong Kong would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2013 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiary.

Under the EIT Law and its implementing rules, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as CDEL Hong Kong, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in those particular PRC subsidiaries, or 10% if it holds less than a 25% interest in those subsidiaries. However, the SAT promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, although our two PRC subsidiaries, Champion Education Technology and Champion Technology, are currently wholly owned by our Hong Kong subsidiary, CDEL Hong Kong, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If CDEL Hong Kong cannot be recognized as the beneficial owner of the dividends to be paid by Champion Education Technology and Champion Technology to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law and its implementing rules.

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

Complex procedures under PRC regulations for some acquisitions of PRC companies by foreign entities could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rule establishes additional procedures and requirements that could make some acquisitions of PRC companies by foreign entities, such as ours, more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign entity takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule, the Anti-Monopoly Law, the security review rules, and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75. According to SAFE Circular 75, prior to establishing or assuming control of an offshore enterprise for the purpose of financing that offshore enterprise with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore enterprise upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore enterprise or (ii) any overseas fund-raising by such offshore enterprise after such injection. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore enterprise, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests. Under subsequent SAFE rules, PRC subsidiaries of an offshore enterprise governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, our PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Mr. Zhengdong Zhu is in the process of completing the requisite SAFE Circular 75 registration in connection with the transaction that occurred in October 2011 among Bertelsmann Asia Investment AG, Champion Shine Trading Limited (“CST”) and Champion Education Holdings Limited (“CEH”). See “Item 6. E. Share Ownership — Historical Changes in Shareholdings of our Major Shareholders” for more details. In addition, Mr. Hongfeng Sun is also in the process of completing the requisite SAFE Circular 75 registration in connection with changes in his shareholding in our company.

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

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our directors and executive officers reside outside the United States. As a result, it may be difficult to effect service of process upon us or our directors or executive officers. In addition, you may find it difficult or impossible to bring an action against us or our directors or executive officers in a PRC court if you believe your rights have been infringed under the U.S. federal securities law or otherwise. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court orders.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in our registration statement may include audit documentation located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

As an auditor of companies that are traded publicly in the United States and as an audit firm registered with the Public Company Accounting Oversight Board, or PCAOB, our independent registered public accounting firm is required by the laws of the United States to undergo regular inspections by the PCAOB. Our operations are conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the U.S. Securities and Exchange Commission is not currently inspected by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a memorandum of understanding on enforcement and cooperation with the CSRC and the PRC Ministry of Finance, or MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, direct PCAOB inspections of independent registered accounting firms in China are still not permitted by Chinese authorities.

Inspections of certain other firms conducted by the PCAOB in jurisdictions outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditors through such inspections.

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

The SEC’s recent administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, may affect our ability to meet our reporting obligations as a reporting company.

In December 2012, the SEC instituted administrative proceedings under Rule 102(e) of its Rules of Practice and also under the SOX against the Chinese affiliates of the “big four” accounting firms, including our auditor, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC related to these firms’ failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the SOX, as the auditors located in the PRC are not in a position to lawfully produce documents directly to the SEC due to restrictions under PRC law and specific directives issued by the CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or consequences for us. The issues raised by the proceedings are not specific to our auditor, or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors for their PRC operations, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. For example, if one or more of the industry analysts or ratings agencies who cover us downgrades us or our ADSs, or publishes unfavorable research about us, the price of our ADSs may decline. If one or more of these analysts or agencies cease to cover our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline. In addition, the performance and fluctuation of the market prices of other China-based, US-listed education companies may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines following their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of September 30, 2013, there were 135,532,141 ordinary shares outstanding. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of September 30, 2013, there were 1,707,932 outstanding options to purchase ordinary shares, out of which 1,594,728 outstanding options have vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADS could decline.

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

We believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended September 30, 2013. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be a PFIC in the current taxable year or in any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

In March 2003, we incorporated China Distance Education Limited, or CDEL Hong Kong, in Hong Kong. We then conducted a series of transactions to reorganize our corporate structure and turn CDEL Hong Kong into our offshore holding company.

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

In September 2012, DL Education Service, LLC, or DL Education, was incorporated in the United States of America as a wholly owned subsidiary of CDEL Cayman. DL Education has not conducted any substantive operations since its inception.

We incurred capital expenditures of $2.8 million, $2.0 million and $2.6 million in the fiscal years ended September 30, 2013, 2012 and 2011, respectively. The amount of capital expenditures in the fiscal year ended September 30, 2013 related primarily to our expenditures on property, plant and equipment, and software. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see Item “5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures.”

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

B. Business overview

Overview

Our mission is to be a life-long, comprehensive online education partner for professionals and others in China for all their educational needs. In particular, we focus on helping professionals who aim to obtain professional licenses, to satisfy continuing education requirements to maintain their licenses and to enhance their practical job skills through our professional development courses. We believe that we are the largest provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in 2013. For the fiscal year ended September 30, 2013, we had course enrollments of over 2.7 million. As of September 30, 2013, our content library encompassed 231 course offerings, approximately 4,500 classes, and close to 22,000 hours of audio-video content.

We believe our course participants are attracted to us by our high quality lecture courses, our proprietary online Learning Management System, and our comprehensive tutoring support and other course-related services that result in better performance for our test preparation courses, with such performance being measured by higher than national average exam passage rates. We aim to retain course participants as our lifelong customers with additional courses designed to further advance their careers by helping them pass higher-level professional license exams, satisfy annual continuing education requirements and enhance their practical job skills.

Our online courses typically feature pre-recorded high-definition audio-video lectures taught by experts within their respective fields. Lectures are delivered through the Internet using streaming media and other technologies and can be viewed either through streaming via the Internet or downloads to various electronic devices, including computers, tablets and smart phones. To enhance the learning experience, our online lectures are supplemented by our proprietary Learning Management System which monitors individual progress, records course notes, and collects incorrectly answered questions for future review and provides other content, such as course outlines, mock exams, and Frequently Asked Questions and Answers. In addition, we provide comprehensive course-related support services that include online tutoring and 24/7 customer service via our call center. We believe that our high quality, results-oriented courses and services, supported by our strong, proprietary technology platform, will help us further expand our leadership position in the online professional education market.

Besides having strong educational content and services, our websites have also generated significant user traffic. As of September 30, 2013, we had 24 million cumulative registered users, and we believe our websites were among the most visited websites in China’s education industry, as measured by total daily unique visitors and page views. We have a track record of successfully converting our high user traffic into course enrollments and will continue to pursue opportunities to further monetize our user traffic and content library.

We focus our online professional education services in three main industries: accounting, healthcare and construction engineering. In addition, we also offer other professional education courses, such as the one for the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We have started to offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online.

As of September 30, 2013, we operated 17 websites, including our main website www.cdeledu.com and 16 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 74.1%, 77.3% and 82.1% of our net revenues in the fiscal years ended September 30, 2011, 2012 and 2013, respectively. In addition to our online education courses, we also sell books and reference materials, offer offline business start-up training courses and offline accounting and healthcare professional training, and provide courseware production services and platform production services for certain customers.

Our net revenues were $41.6 million, $52.1 million and $71.4 million in the fiscal years ended September 30, 2011, 2012 and 2013, respectively. We had net income of $8.2 million and $13.6 million in the fiscal years ended September 30, 2012 and 2013, respectively, compared to a net loss of $3.8 million in the fiscal year ended September 30, 2011. Our total course enrollments from continuing operations were 1,601,000, 2,203,000 and 2,700,000 for the fiscal years ended September 30, 2011, 2012 and 2013, respectively.

Our Online Education Services

We focus our online professional education services in three main industries: accounting, healthcare and construction engineering. In addition, we offer other professional education courses, such as the one for the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. The following table lists our key online course offerings as of September 30, 2013.

Discipline	Website	Contribution to Revenue (%)	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com	56.4%	25	1,602
	www.ck100.com
Healthcare	www.med66.com	12.9%	33	1,058
Construction Engineering	www.jianshe99.com	6.5%	31	520
Others		6.3%	142	1,296

Total		82.1%	231	4,476

We offer different types of classes for various subjects within each course and multiple courses for each discipline. Each course typically represents one examination, professional development or continuing education requirement. To access our classes, course participants must first log into their online registered accounts and enroll in our courses. They are typically able to choose among several different lecturers within each class. After selecting a lecturer, course participants can view the video along with the lecture script and click on hyperlinks for other useful functions during the lecture. For example, course participants can receive tutoring support by posting a question on the question and answer board, may pause the video to take notes, practice mock exam questions, or evaluate lecturers’ performance, and access the bulletin board or other helpful information. These functions are part of our proprietary Learning Management System, which monitors our course participants’ individual progress, records course notes, and collects incorrectly answered questions for future review and provides other content, such as course outlines, mock exams, and Frequently Asked Questions and Answers. For more details on our course-related support and services, see “— Our Services to Students and Teachers — Course-Related Support and Services.”

In addition to traditional online courses, we have begun to offer certain fee-based, mobile accounting courses through an app on Android tablets and smart phones and plan to roll out mobile courses for other disciplines and on Apple iOS and Windows tablets and smart phones. Our mobile courses employ a course format more suitable for smaller screens and shorter studying times. For example, our mobile accounting courses are organized by key knowledge points, each illustrated using a 10-minute lecture segment, and total video lengths are much shorter than our traditional online courses. In addition, our proprietary mobile learning system employs an intelligent exercise question databank. For certain classes, if a student answers any question incorrectly, our intelligent exercise question databank will automatically push similar questions to the course participant until he or she masters the relevant knowledge point.

Accounting Courses

PRC laws and regulations require persons engaging in accounting and related activities to obtain various qualifications and licenses and to meet continuing education requirements. Qualifications and licenses are primarily obtained by passing exams administered by various agencies, and continuing education requirements can be fulfilled by taking courses covering certain subjects. We offer a comprehensive suite of online test preparation and continuing education courses for accounting professionals in China.

•	Accounting Professional Qualification Examination. Persons who perform PRC accounting work in any organization in China are required to hold a certificate of accounting professional and to register with the relevant regional bureaus of the Ministry of Finance, or the MOF. This is the basic qualification requirement for accounting professionals in China.

•	Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations. The skill level and technical competence of accounting professionals in China are further measured by achieving certification at various levels within the profession. These levels are determined by the ability of accounting professionals to pass elementary, intermediate and advanced level accounting professional qualification examinations. Candidates who pass the exam are issued an accounting qualification certificate for their respective level from the MOF and the Ministry of Human Resources and Social Security, or the MOP, jointly.

•	CPA Qualification Examination. Persons who act as certified public accountants in China are required to pass China’s CPA Qualification Examination. This exam is open to all candidates who hold at least an associate diploma or an intermediate level of accounting-related professional qualification certificate.

•	Registered Tax Agent Qualification Examination. Under PRC regulations, only registered tax agents may carry out tax agency services, issue tax audit reports and handle tax procedures such as applications for tax registration with relevant authorities on behalf of business entities. Persons wishing to qualify as registered tax agents must pass the Registered Tax Agent Qualification Examination.

•	Certified Asset Appraiser Examination. Under PRC regulations, only certified asset appraisers may carry out valuations of state-owned and non-state-owned assets and provide consultancy and other valuation-related services. Persons wishing to qualify as certified asset appraisers must pass the Certified Asset Appraiser Examination.

•	Continuing Education for Accounting Personnel. PRC regulations require persons holding Certificates of Accounting Professional and Certificates of Accounting Specialty and Technical Qualifications to undergo at least 24 hours of continuing education training each year. Failure to comply with these continuing education requirements can result in the suspension or cancellation of such certificate holders’ certifications.

Healthcare Courses

We provide preparatory courses for a wide variety of healthcare professional exams. Currently, we offer courses mainly relating to three major nationwide healthcare exams:

•	National Practicing Medical Doctor Qualification Examination. This is administered annually by the Ministry of Health and is the basic qualification requirement for doctors in China. Approximately one million people take the examination typically held in September every year.

•	Healthcare Professional Technical Qualification Examination. A person is eligible to apply for the Healthcare Professional Technical Qualification and work as a medical technician in China if he or she passes the qualification examination for all four subjects within two years. Approximately one million people take the examination jointly administered by the Ministry of Health and the MOP and typically held in May every year.

•	National Pharmacist Qualification Examination. Licensed pharmacist in China are required to pass the National Pharmacist Qualification Examination, obtain the Licensed Pharmacist Qualification Certificate and register with the relevant authorities. Approximately 400,000 people take the examination administered by the MOP and the State Administration of Drug Supervision and typically held in October every year, and only those who pass the examination for all the subjects in two consecutive years will be deemed to have passed the examination.

Construction Engineering Courses

We offer test preparation courses for construction engineering professionals in China. Currently, we offer courses mainly relating to the following exams: Associate Constructor and Constructor Qualification Examinations, Construction Pricing Engineer Qualification Examination, Construction Supervisor Qualification Examination, Certified Safety Engineer Qualification Examination, Consulting Engineer Qualification Examination and Real Estate Appraiser Qualification Examination. These examinations are jointly administered by the Ministry of Housing and Urban-Rural Development and MOP.

We also offer online continuing education courses to construction engineering professionals, including architects, cost estimators, equipment supervisors, real estate appraisers, realtor associates, urban planners and construction contract bidding agents, to help them meet government requirements and maintain their qualifications.

Other Courses

We provide other professional education courses for the national judicial examination, English proficiency test for professionals, computer application skills, and other occupational certifications or skills. Each of these offerings follows a similar course production and online delivery model. We plan to continue to leverage our core online course production and delivery expertise to produce and deliver new courses for additional professions and industries.

We also provide test preparation courses for self-taught learners pursuing higher education diplomas or degrees in various disciplines via our www.zikao365.com website. They can obtain government accredited diplomas or degrees by completing their self-study and passing the Higher Education Examination for Self-Taught Learners administered by the MOE. We have also obtained exclusive rights to offer study process monitoring programs that allow self-taught learners to earn up to 30% of the credits they need to obtain post-secondary self-taught education degree in certain provinces and cities in China.

We offer test preparation courses on our www.cnedu.cn website for university students intending to take the nationwide graduate school entrance exam administered by the MOE. Approximately 1.8 million people have registered to take such exam in 2012.

We also operate websites focused on the secondary education market and language courses. These courses are designed to provide an online resource for secondary school course participants to improve their chances of attending a better university.

Open Learning Platform

We also operate an Open Learning Platform, our proprietary education platform that allows people to share their educational content primarily in professional development areas. While educational content such as lecture videos or PowerPoint illustrations can be freely uploaded and downloaded, the core of our Open Learning Platform focuses on real-time audio-video lecture courses and practical job skills training. After passing our rigorous quality control standards, experts and scholars of various fields can either record their own lectures and post them on our Open Learning Platform website, www.chinatet.com, or deliver real-time audio-video courses supported by real-time online notes and illustrations. We offer coaching services to these lecturers and employ a user evaluation system to ensure that these courses meet our quality and effectiveness standards. We employ primarily a revenue-sharing scheme with Open Learning Platform contributors. Since the introduction of the Open Learning Platform in October 2012, we have amassed over 350,000 online courses as of September 30, 2013, which span various professional development areas, including accounting, healthcare, and construction engineering. These courses include both live and pre-recorded courses, third-party developed courses as well as our own proprietary courses.

Course Formats

We offer regular, premium and elite classes mainly comprised of the following five types:

•	Foundation Classes: Our foundation classes contain detailed materials and instructions to provide course participants with a broad and comprehensive knowledge of a specific subject matter.

•	Intensified Focus Classes: Our intensified focus classes are designed to provide more intensive instruction, at a more advanced pace, on the key topics of a specific subject matter to course participants who already have a basic knowledge of the subject matter.

•	Exam Questions Analysis Classes: Our exam questions analysis classes contain materials and instructions tailored for exam preparation.

•	Crash-Course Classes: Our crash-course classes are designed to provide a quick overview of the key topics on a specific subject matter in the final weeks prior to an exam.

•	Exam Simulation System: Our exam simulation system, which covers certain of our courses, offers a wealth of mock test questions based on real tests, closely conforms to the syllabus and test requirements of such courses, and covers various key examination points. The system sets a time limit for handing in test “papers”, automatically reviews and grades “papers”, and pools wrong answers for repeated exercises, thereby honing the examinees’ test-taking skills.

We offer elite classes for some of our most popular test-preparation courses, such as courses for the Elementary Level and Intermediate Level Accounting Professional Qualification Examination, the CPA Qualification Examination and other professional exams in the healthcare, construction engineering and other industries. With our elite classes, course participants pay substantially higher course fees for better support services and substantially more interactive course participation. For example, after a key point is presented during a lecture, the lecture automatically pauses and a quiz relating to the point will pop up on the screen. If the course participant answers incorrectly, he or she can press replay to listen to the lecture again or proceed to the next one. This pop-up quiz feature ensures that course participants do not miss any of the important knowledge points that may be tested on exams. Moreover, our most experienced tutors work closely with elite class participants, and questions are responded to on a priority and expedited basis. In addition, a regular study monitoring report is generated by our support staff for each elite class participant to ensure that he or she is progressing satisfactorily in the course. After completing an elite class, if a participant fails to pass the relevant exam and certain pre-agreed conditions are met, the course participant may elect to receive a cash refund of the course fees paid or full credit towards future courses provided by us.

We also offer premium classes that cover the same courses as elite classes and provide similar levels of support services. Premium class participants, however, do not enjoy refund privileges. Instead, in general, if a participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course and pay only 50% of the course fees. The participant is given this 50% discount only once. If he or she fails the relevant exam again and wishes to retake the premium course for a third time, no discount will be provided. If a participant fails to pass certain accounting, healthcare, construction engineering, and occupational skills exams or the American Institute of CPAs exam, however, the course participant can retake the same course free of charge for the following year if certain pre-agreed conditions are met.

We also provide course participants with a seven-day trial period for some of our foundation classes.

Course Fees and Payment Methods

We charge course fees on a per-class basis. Course participants may choose to take different classes offered under each subject according to their individual needs. Special package pricing is offered if a participant chooses to take more than one subject under a course. To promote the use of our online courses, we also offer course discounts to eligible course participants who are frequent users of our services. The discounts offered typically range from 20% to 40% off the stated course fees.

Payment for the course fees can be made through any one of the following methods:

•	online and mobile payment on computers, tablets or smart phones using credit or debit cards via third-party payment networks;

•	purchase of prepaid study cards;

•	remittance through a bank or post office; or

•	cash payment made at our offices.

Online and mobile payment using credit or debit cards via third-party payment networks is the most frequently used payment method. Pre-paid study cards is the second most popular payment option and are sold through regional sales agents at points of sale throughout China. The pre-paid study cards come with face values ranging from RMB10 ($1.6) to RMB500 ($81.7) and can be used to register for a single course or multiple courses. These pre-paid study cards typically have a one or two-year expiration date. Once course participants activate the pre-paid study cards, the face values of the cards are added to their registered accounts and are no longer subject to expiration.

Other Products and Services

Books and Reference Materials

We sell proprietary books and reference materials related to our courses such as the Elementary Level and Intermediate Level Accounting Professional Qualification Examination, the CPA Qualification Examination, the National Practicing Medical Doctor Qualification Examination, Associate Constructor and Constructor Qualification Examinations and Construction Pricing Engineer Qualification Examination. To promote our online courses, we sometimes sell books and reference materials together with study cards, which allow course participants to take a certain number of online courses for no additional charge. Our proprietary books and reference materials are authored by lecturers teaching the relevant online courses. Pursuant to agreements with the lecturers, we own the copyright to these books and reference materials in almost all cases. We engage third-party publishers to publish our books and reference materials and distribute them through third-party bookstores and distributors across China, as well as through our online bookstore and our offices in Beijing.

Business Start-up Training Courses

We offer business start-up training to university students, job seekers and individuals who are interested in learning how to establish new businesses. Such practical training is encouraged by the PRC government to promote employment opportunities in the country. For these courses, we prepare training materials in accordance with local government requirements in various provinces and cities. We do not charge business start-up training course participants fees. Instead, we receive subsidies from the relevant government authorities, which are conditioned on our ability to meet government stipulated conditions under the subsidy policies. When determining our qualification for the subsidy, the government authorities consider the passage rate of our course participants’ business proposals as evaluated by such authorities, as well as the business start-up rate and employment rate of our course participants.

Others

We provide offline accounting and healthcare professional training to accounting firms and the general public. We also provide courseware production service and online platform development service to certain customers on a contractual basis.

We are pursuing opportunities to monetize our extensive content library and have begun to leverage our vast databank to integrate online and offline courses. For example, our “tax school” program offers tax classes for tax and accounting professionals and provide them with subscription-based access to our vast databank of tax, finance, and legal course materials and information.

From time to time, we also enter into strategic alliances with other third-party education companies to enhance our product and service offerings. For example, we are the exclusive distributor of certain products developed by Becker Professional Education, or Becker, a subsidiary of DeVry Inc. and a global leader in professional education, such as Becker’s CPA Review, CPA Final Review and Association of Chartered Certified Accountants (“ACCA”) Examination Review, for both online and offline courses in China. We have not generated material revenue from these strategic alliances yet.

Our Educational Content and Delivery

Course Creation

We have an extensive content library with 231 course offerings, approximately 4,500 classes, and close to 22,000 hours of audio-video content as of September 30, 2013. We place great emphasis on the quality of our courses and learning materials, both in terms of content and production quality to enhance course participants’ learning experience. Prior to developing a new course, we gather market intelligence to ensure that we are developing relevant and up-to-date courses. Once we gather enough market intelligence, we typically develop and produce most of our courses in-house by working with our lecturers with extensive industry and academic backgrounds. To develop high-quality courses, we employ a variety of measures including substantive content review and content approval at each stage of the course development process by our experienced personnel. We regularly update our existing courses, typically every year, to stay abreast of the latest examination trends and professional requirements. Although our lecturers participate in the development of the course materials, in almost all cases, we own all copyrights to our courses and course materials pursuant to contracts with our online lecturers.

We believe superior delivery of our courses and learning materials is important to attracting and retaining course participants. We record, digitize and edit most of the high-definition audio-video lectures used in our online courses on our own premises. We maintain 20 fully-equipped recording rooms to ensure the high-quality of the high-definition audio-video content and any graphics used in the lectures. Our editing department uses advanced high-definition audio-video editing software and equipment to eliminate breaks, pauses and unwanted noise from each lecture tape to further enhance the viewing and listening experience. All lectures are properly formatted and compressed to facilitate smooth transmission via streaming media and other Internet-based technologies. Our customer service team regularly seeks feedback on the quality of our courses from our course participants.

Our Lecturers

The vast majority of our lecturers are academics from renowned higher education institutions in China and experienced practitioners within their respective fields. They work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. Some of them are obligated to conduct online lectures exclusively for us. They are not our employees, however, and typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. We have received positive feedback on these in-house lecturers from course participants and plan to continue to increase their numbers across all our course offerings in the future. The number of online lecturers actively producing online courses for us was 325, 376 and 385 in the fiscal years ended September 30, 2011, 2012 and 2013, respectively.

To ensure the quality of our lecturers, we have established a stringent selection and retention criteria and implemented ongoing evaluation procedures. We seek to engage lecturers who have a strong command of their respective disciplines and good communication skills. In particular, we seek lecturers capable of, and preferably experienced in, delivering effective instruction through the audio-video format. Our internal quality control personnel regularly monitor the teaching quality of each lecturer. We also collect feedback on the online lecturers from our course participants on a regular basis through multiple channels, including online teacher evaluations, customer service calls, our online course comment book, and our online question and answer board. Based on this feedback, we provide ongoing training for lecturers and help them improve their online presentation skills.

Our lecturers are attracted to our online platform where their lectures can be viewed by tens of thousands of course participants across China, which can help to further expand and enhance their national reputation in their respective fields. We pay our lecturers fees in one of two ways: the first and most common way is to pay them based on the number of hours of lectures they deliver, and the second way is to enter into a course fee sharing arrangement with them, which is used primarily for some of our newer courses.

Our Services to Students

Course-Related Support and Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We provide tutorial sessions, which allow course participants to interact with their lecturers and other course participants using their personal computers. To enhance the learning experience, we also maintain a well-trained pool of tutors knowledgeable about specific courses and exams to answer questions from course participants and to host tutorial sessions. For questions submitted by course participants, they are able to provide timely and accurate responses, usually within 24 hours after a question is submitted, through our online question and answer board. To ensure the accuracy of our responses, a senior tutor reviews all of the responses for our most popular courses before they are delivered to our course participants. We had 323 tutors as of September 30, 2013, of which 111 are part-time employees. To ensure that our tutors are suitably qualified to support our courses, we have established a stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experience and knowledge of various exams and subject matters. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter. We believe that our high-quality tutorial and learning support service is critical to enhancing the learning experience of our course participants.

We also operate a question and answer platform whereby our registered users can select and answer questions posted by our course participants. If the respondent’s answer is correct, he or she is entitled to a commission. The commission earned by the respondent can be redeemed for cash or exchanged for our online courses.

Community-oriented Services on Our Websites

In addition to using our websites to access our courses, course participants and visitors to our websites are also able to access a wide variety of information and to exchange ideas on topics relating to the various professions and disciplines for which we offer services. We offer free, comprehensive and timely information about exam times and locations, test preparation guidance, regulations and policies relevant to each industry, career planning and industry trends. We also offer free e-mail accounts to course participants and provide an electronic bulletin board service, which can be accessed on computers or tablets and smart phones through our mobile apps. Through these community-oriented features, we create virtual communities for course participants and visitors which, we believe, fosters brand awareness and customer loyalty. In addition, they also provide us with a valuable means of tracking feedback about our courses, lecturers and services, allowing us to make adjustments and to react quickly to concerns and complaints of our course participants.

General Customer Service

Our customer service representatives counsel potential and existing course participants on our courses and services, assist in course enrollment, process fee payments, conduct regular telephone customer surveys and provide other support services. They are available online and by email or phone, 24 hours a day, seven days a week. Our dedicated customer service team composed of 249 individuals as of September 30, 2013. We recruit our customer service personnel from candidates who have good communication skills and high customer service ethics and provide on-the-job training for our new recruits. We conduct ongoing evaluations of our customer service staff and provide periodic training to improve their skill set.

Online Platform and Technology Infrastructure

Maintaining a reliable, scalable and secure technology infrastructure is crucial to our ability to support the online courses and services we provide to our course participants. We manage our online course production and delivery system using a combination of commercially available software, hardware and proprietary technology. Over the years, we have established a comprehensive and powerful online platform that enables tens of thousands of course participants to simultaneously attend our courses and participate in other programs and activities online. Additionally, our proprietary Learning Management System monitors all course participants’ individual progress, records course notes, and collects incorrectly answered questions for future review and provides other content, such as course outlines, mock exams, and Frequently Asked Questions and Answers.

We have also extended our online courses from regular Internet-enabled desktop or laptop computers to Apple iOS, Android, and Windows tablets and smart phones. Once enrolled, participants can watch videos, do exercise questions and obtain tutoring support via all these platforms. Recently, we have begun to develop and offer mobile apps to offer more content and convenience for our course participants as well as to promote our brand to the general public and to increase traffic to our websites. Our apps are available on Apple iOS, Android, and Windows tablets and smart phones and fall into four main categories: classes, tools, exam databank, and reference reading. Our popular apps include: accounting BBS, civil service exam databank, “accounting question of the day,” healthcare mobile classroom, and Women’s Secret. As of November 30, 2013, we had 34 different apps with over 3.2 million downloads. Our fee-based, mobile accounting courses are also available through one of our apps available on Android tablets and smart phones. Such course participants are provided with the pop-up quiz feature of our elite and premium classes, which, for certain classes, will automatically push mock exam questions to the course participant until he or she provides the correct answer and masters the relevant knowledge point. We have also built a robust online community platform that helps to foster a strong sense of community among our course participants and build brand loyalty.

We maintain multiple servers, which are separately located in multiple Internet data centers, or IDCs, in several cities across China, and proprietary content delivery network system to mitigate any downtime arising from individual IDC or server failure. To increase reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Using cluster technology, our system can identify errors and isolate failed servers automatically so that our course participants can access our services at any time. If a malfunction arises in a server or at a point of presence, our load balancing technology can automatically direct visitors to access the same contents through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and technology infrastructure to enable us to respond quickly to potential problems. As of September 30, 2013, we have not experienced any material disruption to our business or websites.

We utilize streaming media technology as the primary delivery method for our online lectures because it allows the end-user to view the file as it is being delivered. To accommodate different levels of Internet access and bandwidth available to course participants across China, we provide our course lectures in a number of formats. Course participants may download copies of the lectures onto their own personal computers , tablet or smart phone and access them later offline. We utilize digital rights management, or DRM, technology to restrict the transfer and viewing of such downloadable media files.

Sales and Marketing

We rely on a combination of direct sales and referrals, regional and online sales agents, as well as other sales and marketing activities to market our services and products.

Direct Sales and Referrals

Many of our course participants learn about our services and courses through word-of-mouth referrals. As a result, a significant portion of our sales are made through our customer service representatives who were directly contacted by the course participant. We believe that combining the customer service and sales function in one department contributes both to the quality of our customer service and the effectiveness of our direct- and cross-selling efforts. Based on their knowledge of our courses and feedback from course participants, our customer service representatives are able to recommend the most suitable courses for new course participants and to cross-sell new or additional courses, learning tools and materials, as appropriate.

Regional and Online Sales Agents

We use regional sales agents to resell our pre-paid study cards bought from us. Generally, we provide various discounts to our regional sales agents based on the volume purchased and the method of payment. These agents also normally assist with our promotional activities in their respective regions and provide market feedback, which helps us in planning our marketing strategy and sales activities. As of September 30, 2013, we had approximately 2,500 active regional sales agents throughout China. When selecting regional sales agents, we consider various criteria, such as whether the candidates have relevant experience and whether they are familiar with or have established relationships with local professionals, professional associations and organizations related to our target industries and professions. Our regional sales agents are comprised mostly of stores and other points of sale that sell books, learning materials and other supplies to our target professionals. Most of our regional sales agents are appointed on a non-exclusive basis.

We also use online sales agents, which typically are Internet companies and website operators in China that market our course offerings and other services on their websites. We pay our online agents marketing and promotional fees for each new course participant registered through their website. As of September 30, 2013, we had approximately 860 active online agents.

Other Advertising and Marketing Efforts

We place advertisements mainly on high-traffic search engines and sometimes on high-traffic Chinese Internet portals and in newspapers, magazines, and journals in many cities across China. We also promote our courses, services and products at examination registration centers and education and career fairs, including distributing complimentary study cards together with reference books and study materials that we sell at these places. We have also established a number of scholarships totaling over RMB0.6 million ($90,000) in the fiscal year ended September 30, 2013 and granted awards to course participants who have achieved outstanding performances in various exams.

Competition

We face competition from providers of traditional offline education and test preparation services in China, and expect to face increasing competition from existing competitors and new market entrants in the online education and test preparation market.

The provision of online professional education and test preparation courses is a relatively new concept in China. Although it is being increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally perceived as the more accepted method. We therefore compete with traditional offline educational institutions and training centers in the various areas for which we offer courses.

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

We believe that the key competitive factors in our industry include the professional competence of lecturers and tutors, market recognition and brand name, price, quality, customer service and the performance of the technological platform. Some of our present and future competitors may have longer operating histories, larger teams of professional staff and greater financial, technical, marketing and other resources. For a discussion of risks relating to competition, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.”

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our products and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others to protect our intellectual property rights. In addition, we require our employees to enter into agreements with us under which they acknowledge that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property and that they must assign the same to us if we so require. We also maintain a dedicated team that regularly monitors any infringement or misappropriation of our intellectual property rights.

We have registered 51 software copyrights with the National Copyright Administration of the PRC for our proprietary online course delivery platform, customer service system, DRM encryption system, streaming media load balancing system, online course creation management system and certain other aspects of our online education platform. We have also registered 407 trademarks with the China Trademark Office and an additional 2 trademark applications are currently pending. We cannot assure you, however, that all of our trademark applications will be successful.

As of November 30, 2013, we had registered 258 domain names relating to our business with the Internet Corporation for Assigned Names Numbers and China Internet Network Information Center, including all 17 of our operating websites.

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

Employees

We had 847, 859 and 1,118 full-time employees as of September 30, 2011, 2012 and 2013, respectively. In addition to the above full-time employees, we had 122 part-time employees as of September 30, 2013.

Seasonality

We have experienced seasonality and expect to continue to experience seasonality in revenues primarily due to seasonal changes in course enrollment and the timing of various exams. For more details, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.” Our revenue recognition policy can compound the effect of any seasonality or delay in the timing of various exams. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Revenue recognition.”

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

Restrictions on Telecommunications Industry

The telecommunications industry, including the Internet sector, is highly regulated by the PRC government. Laws and regulations issued or implemented by the State Council, MIIT, and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment. The principal regulations governing the telecommunications industry and the Internet include:

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

In addition, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value Added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the FITE Rules. According to the MIIT Notice, if any foreign investor intends to invest in a Chinese telecommunications business, a foreign-invested telecommunications enterprise shall be established and such enterprise shall apply for the relevant telecommunications business licenses. The MIIT Notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to the MIIT Notice, either the holder of a value-added telecommunication service license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The MIIT Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered its license. In order to comply with the MIIT Notice, we have transferred all domain names and trademarks that are used primarily in connection with our online business activities from Champion Technology to Beijing Champion.

As a result of current PRC laws and regulations that impose substantial restrictions on foreign investment in Internet businesses in China, we conduct our online education and test preparation business in China through a series of contractual arrangements entered into among our two PRC subsidiaries, Champion Technology and Champion Education Technology, and our affiliated PRC entity, Beijing Champion, which is a domestic PRC company incorporated in the PRC and owned by Mr. Zhengdong Zhu, our chairman and chief executive officer, and Ms. Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. These contractual arrangements enable us to exercise effective control over and to receive a substantial portion of the economic benefits from Beijing Champion. Beijing Champion has obtained the licenses and approvals that are required to operate our online education and test preparation business. We do not have any direct ownership interests or direct voting rights in Beijing Champion.

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

Regulations on Value-added Telecommunications Services and Internet Content

Under PRC laws and regulations, Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator must obtain a Telecommunications and Information Services Operating License, or ICP license, from the appropriate telecommunications authority in order to carry out commercial Internet content provision operations in China. These regulations also provide that if the Internet content services are provided in more than one province, then an inter-provincial ICP license must be obtained from MIIT, while if only one province is involved, the license can be obtained from the relevant provincial telecommunications administration. In addition, the regulations further provide that operators involved in Internet content provision that operate in sensitive and strategic sectors, including news, publishing and education, must obtain additional approvals from the relevant authorities in charge of those sectors.

Each of Beijing Champion, Caikaowang, Champion Wangge and Zhengbao Yucai holds an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MIIT, which allows it to provide Internet content distribution services through 17 websites owned by Beijing Champion and its subsidiaries. The ICP license held by Beijing Champion is valid through August 13, 2018, the ICP license held by Caikaowang is valid through August 13, 2018, the ICP license held by Champion Wangge is valid through November 9, 2014, and the ICP license held by Zhengbao Yucai is valid through May 6, 2015. These licenses and approvals are essential to the operation of our online professional education and test preparation services business.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including MIIT, the Ministry of Culture, the Press Office of the State Council and the State Press and Publications Administration. These measures specifically prohibit Internet activities that result in the publication of any content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China or compromise state security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. Under these measures, ICP license holders are required to monitor their websites, including electronic bulletin boards, for prohibited content and remove any such content that they discover on their websites.

The posting of news on websites and the distribution of news over the Internet are highly regulated and can only be engaged in by ICP license holders that have been specifically approved to do so. The Provisional Administrative Measures Regarding Internet Websites Carrying on the News Posting Business issued by the Press Office of the State Council and MIIT in November 2000 provide that only websites that are established by government-authorized news agencies may operate online news posting businesses and post news reported by news agencies. Other general websites not established by news agencies may apply to the State Council News Office for approval to post on their websites news supplied contractually by approved news providers. A copy of the relevant news supply contract must be filed with the applicable provincial information offices where such other websites are located. These regulations also provide specific requirements with respect to facilities and level of experience of personnel that must be met by applicants for approval to post news on their websites. According to the Administration of Internet News Information Services Provisions promulgated by the Press Office of the State Council and MIIT on September 25, 2005 and effective as of such date, the term “news information” in these provisions means news information about current affairs, including reports and commentaries on social and public affairs such as political, economic, military and foreign affairs, as well as reports and commentaries on sudden social events. The term “Internet news information services” means publication of news information, provision of electronic bulletin board services for current affairs and distribution of information of current affairs to the public through the Internet. The Press Office of the State Council is in charge of nationwide supervision and regulation of Internet news information services. The press office of each province, autonomous region and municipality directly under the central government is in charge of regulating the Internet news information services within its administrative region. If any information we provide through our websites is deemed current affairs, we may be subject to the above regulations.

Regulation of Broadcasting Audio-Video Programs through the Internet or Other Information Network

The State Administration of Radio, Film and Television, or SAPPRFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integrating, transmitting and downloading of audio-video programs with computers, televisions or mobile phones and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China relating to cultural matters that prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, SAPPRFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SAPPRFT or its local counterparts or completing the relevant registration with SAPPRFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SAPPRFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SAPPRFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SAPPRFT promulgated a notice regarding the issues of the management of Internet Audio-Video Program Services License, pursuant to which, the closing date of the application for re-registration of the Internet Audio-Video Program Services License was December 20, 2009.

Due to uncertainties with respect to the interpretation and application of the Internet Audio-Video Program Measures, each year, we and our PRC counsel consult the Beijing Branch of SAPPRFT, or Beijing SAPPRFT, regarding whether online education services providers like us that provide audio-video educational courses and programs through the Internet only to enrolled course participants should apply for said license. After numerous discussions between Beijing SAPPRFT and us, on August 1, 2011, Beijing SAPPRFT sent us an official response stating that the License for Disseminating Audio-Video Programs through Information Network is not applicable to us and that we are not required to obtain the License for Disseminating Audio-Video Programs. We cannot guarantee that Beijing SAPPRFT will not change its position or that the reply will not be challenged by higher authorities in China, or that we will not be asked to obtain the said license again. For more details, see “Item 3.D. Risk Factors — If we are unable to re-register or obtain the necessary license as required by the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, in a timely manner or at all, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, in which case our business, financial condition and results of operations may be materially and adversely affected.”

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

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of November 30, 2013, we had registered 258 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

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

Regulation of Bulletin Board Services

Under the Administrative Measures on Internet Information Services and the Administrative Measures on Internet Bulletin Board Services adopted by MIIT on October 8, 2000, an Internet information services provider must obtain prior approval if it wishes to provide Internet bulletin board services. On July 4, 2010, the State Council promulgated the Decision on Abrogating or Delegating the Fifth Batch of Administrative Examination and Approval Items, pursuant to which the administrative approval for providing Internet bulletin board service was abrogated.

Regulation of Internet Publishing

In June 2002, the State Press and Publications Administration and MIIT issued the Interim Provisions on Internet Publishing, or the Internet Publishing Regulations. The Internet Publishing Regulations require that all entities engaging in Internet publishing obtain approval from the State Press and Publications Administration before they can conduct any Internet publishing business. “Internet publishing” is broadly defined in the Internet Publishing Regulations as an act of online dissemination of works created by ICP license holders or others that such ICP license holders select, edit and process and subsequently post on the Internet or transmit to users via the Internet for browsing, reading, use or downloading by the public. These works include contents from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media or from the browsed and processed works relating to literature, art, nature science, social science, engineering technology and other aspects. The Internet Publishing Regulations include a requirement for Internet publishing organizations to have professional editorial personnel examine the contents being published to ensure that they comply with applicable laws. We believe we currently operate our business in a manner that complies with this regulation.

Regulation of Privacy Protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, it may be liable for damages caused to its users and penalties or sanctions may be imposed by PRC governmental authorities including MIIT or its local counterparts. We believe we are in compliance with these regulations.

On December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the Internet. The Information Protection Decision provides that the Internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. In addition, the Internet content providers can collect and use the user’s personal information only with the consent of users and only within the scope of such consent. On July 16, 2013, MIIT promulgated the Provisions on the Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as the information that can be used individually or in combination with other information to identify the users, including but not limited to the name, birth date, ID No., address, telephone number and account number.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, or the Dissemination Protection Regulations, which became effective on July 1, 2006 and was amended on January 30, 2013. The Dissemination Protection Regulations require that every organization or individual who disseminates a third-party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the copyright owner of such products, unless otherwise provided under relevant laws and regulations. The copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally evade, circumvent or otherwise assist others in evading such protective measures unless permissible under law. The Dissemination Protection Regulations also provide that permission from the copyright owners and compensation for the copyright-protected works is not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only.

Regulation of Online Cultural Activities

The Ministry of Culture promulgated the Interim Provisions on Internet Culture, or the Internet Culture Provisions, in May 2003, which became effective on July 1, 2003 and was amended on July 1, 2004 and on February 11, 2011, respectively. The Internet Culture Provisions apply to all ICPs that engage in the production and dissemination of cultural products via the Internet. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons; and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicate those to internet for dissemination. All entities engaging in commercial Internet cultural activities, or Internet Cultural Entities, must be approved by the governmental agency of culture at the provincial level and by MIIT. Beijing Champion holds a Permit of Internet Cultural Activities issued by Beijing Municipal Bureau of Culture that is valid through December 31, 2014.

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

Regulation on E-commerce

China’s e-commerce industry is at an early stage of development and a handful of PRC laws and regulations broadly regulates all goods and services provided through the Internet. In January 2005, the State Council adopted the Several Opinions on Promotion of the Development of E-commerce, which provides the guideline for the administration of e-commerce business in the PRC. To further implement this regulation, the Ministry of Commerce adopted in March 2007 the Guiding Opinions on Online Trading (for Tentative Implementation), which defines online trading as the trade of goods or services conducted between buyers and sellers via the Internet. All online trading participants must abide by the relevant PRC laws and are prohibited from carrying out illegal activities through online trading. In May 2010, SAIC adopted the Interim Measures for the Administration of Online Commodity Trading and Relevant Service Activities, which provides that online sellers must display their business licenses or the links to their business licenses on relevant web pages and that online service platform providers are responsible for the verification of such licenses. In addition, when providing goods or services to consumers, online sellers must state in advance the name, type, quantity, quality, price, payment method and other related key information.

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

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or MCA or its local counterparts as a privately-run, non-enterprise institution. Champion Training School holds a Permit for Operating a Private School, which is valid through March 31, 2016.

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

Regulation on Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MII jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 29, 2005. These measures became effective on May 30, 2005.

The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case.

Employment Laws

In accordance with the Labor Law, which became effective in January 1995, and the Labor Contract Law, which became effective in January 2008, as amended subsequently, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. According to the Labor Contract Law, an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. In addition, companies operating in China are required to participate in social insurance and housing fund plans in which the employers must pay for the employees social welfare and housing fund based upon certain percentages of employees’ salaries.

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

C. Organizational Structure

Due to PRC legal restrictions on foreign ownership and investment in the Internet content distribution industry in China, we operate our online education business through Beijing Champion, a domestic Chinese company owned by Mr. Zhengdong Zhu and Ms. Baohong Yin, both of whom are PRC citizens. We have entered into a series of contractual arrangements with Beijing Champion and its shareholders as disclosed below. As a result of these contractual arrangements, we have the power to direct the activities of, and have the right to receive benefits from, Beijing Champion, and accordingly, under U.S. GAAP, we consolidate Beijing Champion’s operating results in our consolidated financial statements. For risks associated with these contractual arrangements, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

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

Agreements that transfer economic benefits of the controlled affiliates and their subsidiaries to us

Technical Support and Consultancy Services Agreement, dated May 1, 2004. Under this agreement, Champion Technology provides Beijing Champion with exclusive technical support and consultancy services relating to Beijing Champion’s online education business. The services rendered by Champion Technology mainly include assisting in course creation and production, undertaking pre-paid study card production, advising on website design and maintenance, providing general technology support and technical personnel training, assisting in strategic planning and business development and establishing and implementing a customer service system. In return, Beijing Champion pays Champion Technology a monthly service fee approved by Champion Technology. In addition, Beijing Champion undertook not to approve its annual budget, or engage in any transactions that could materially affect Beijing Champion’s capital structure, assets, liabilities, rights or operations, without the prior written consent of Champion Technology. Champion Technology undertook to provide financial support at Beijing Champion’s request in a manner permitted by law. This agreement will remain effective until Beijing Champion ceases its operations.

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

Declaration Letters, dated March 24, 2008. Pursuant to these letters, the shareholders of Beijing Champion acknowledged that the distribution of dividends in March 2005 in the amount of $0.7 million was a one-time distribution of all dividends accrued prior to the execution of the technical support and consultancy services agreement described above. After the aforesaid one-time dividend distribution, the shareholders of Beijing Champion undertook that they will, unless restricted by law, remit all dividends they may receive from Beijing Champion to Champion Technology after paying applicable tax and other required expenses.

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

Agreements that provide us with effective control over the controlled affiliates and their subsidiaries

Exclusive Purchase Rights Agreement, dated May 9, 2004. Pursuant to the exclusive purchase rights agreement entered into among CDEL Hong Kong, Beijing Champion and its shareholders, CDEL Hong Kong or any third-party designated by it has the right to acquire, in whole or in part, the respective equity interests in Beijing Champion of its shareholders when permitted by applicable PRC laws and regulations. The term of this agreement is ten years from the date thereof and can be extended for another ten years at the discretion of CDEL Hong Kong. We plan to renew this agreement before its expiration on May 9, 2014.

Powers of Attorney, dated March 25, 2008. Pursuant to these powers of attorney, each shareholder of Beijing Champion authorized Champion Technology or any person it designates to (i) exercise all voting powers that such shareholder enjoys under the laws and the articles of association of Beijing Champion, including the sale, transfer or pledge, in whole or in part, of such shareholder’s equity interests in Beijing Champion; (ii) nominate and appoint, on behalf of such shareholder, the legal representative, directors, supervisors, general manager, and other senior management of Beijing Champion; (iii) execute the share transfer agreement as contemplated by the exclusive purchase rights agreement described above, and perform the equity pledge agreement and the exclusive purchase rights agreement described above; and (iv) authorize any third party to carry out any of the above actions. In addition, the shareholders undertook to refrain from exercising any of the abovementioned rights.

Notice to Beijing Champion and its Shareholders, dated March 25, 2008. Pursuant to this notice, Champion Technology authorized Mr. Zhengdong Zhu to exercise all rights and powers granted by the powers of attorney described above.

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

Tri-party Agreements re VIE Structure, dated January 30, 2013. To secure the performance of the obligations under the powers of attorney and the letters of undertaking described above, Champion Technology, Mr. Zhu, Ms. Yin and Beijing Champion entered into the tri-party agreements re VIE structure, pursuant to which Champion Technology has the right to request Mr. Zhu or Ms. Yin to unconditionally transfer his or her entire equity interests in Beijing Champion to Champion Technology or its designated third party within a certain period of time required by Champion Technology if Mr. Zhu or Ms. Yin breaches any provision of the power of attorney or the letter of undertaking. In addition, Champion Technology may also request Mr. Zhu or Ms. Yin to provide sufficient security to the satisfaction of Champion Technology and enter into a security agreement proposed by Champion Technology within a certain period of time required by Champion Technology if Champion Technology determines in its discretion that Mr. Zhu or Ms. Yin violates any provision of the powers of attorney or the letters of undertaking. If Mr. Zhu or Ms. Yin breaches this agreement, he or she shall compensate Champion Technology for any and all economic losses directly or indirectly arising from his or her breach of this agreement, the powers of attorney and the letters of undertaking.

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

Deed of Undertaking from Mr. Zhengdong Zhu and Ms. Baohong Yin to our Company, dated September 26, 2013. Pursuant to this letter, Mr. Zhengdong Zhu and Ms. Baohong Yin have irrevocably covenanted and undertaken to our company that:

•	as long as the shares in our company that Mr. Zhengdong Zhu and Ms. Baohong Yin together own, whether legally or beneficially, and directly or indirectly, represent more than 50% of the aggregate voting power of the then total issued and outstanding shares of our company,

•	Mr. Zhengdong Zhu and Ms. Baohong Yin shall not and will not, directly or indirectly, (i) requisition or call any meeting of our company’s shareholders for the purpose of removing or replacing any of the directors of our company or appointing any new director of our company, or (ii) propose any resolution at any meeting of our company’s shareholders to remove or replace any of the directors of our company or appoint any new director of our company; and

•	should any meeting of our company’s shareholders be called by the board of directors for the purpose of appointing any new director to fill in the vacancy of the board, or if any resolution is proposed at any meeting of our company’s shareholders to appoint any new director to fill in the vacancy of the board, Mr. Zhengdong Zhu and Ms. Baohong Yin shall not and will not, in their capacity as shareholders of the Company, exercise their voting rights attaching to their shares collectively in excess of (i) the total aggregate voting power of the then total issued and outstanding shares of our company held by all members of our company, other than those shares that are beneficially owned by Mr. Zhengdong Zhu and Ms. Baohong Yin, less (ii) one vote.

•	should any meeting of our company’s shareholders be called by the board of directors for the purpose of removing any of the directors, appointing any person to be a director as an addition to the existing board of directors, or change the size of the board of directors, or if any resolution is proposed at any meeting of our company’s shareholders to remove any of the directors, appoint any person to be a director as an addition to the existing board of directors, or change the size of the board of directors, Mr. Zhengdong Zhu and Ms. Baohong Yin shall not and will not, in their capacity as shareholders of our company, exercise their voting rights attaching to their shares collectively in excess of half of the total aggregate voting power of the then total issued and outstanding shares of the Company held by all members of the Company other than shares that are beneficially owned by Mr. Zhengdong Zhu and Ms. Baohong Yin.

•	Neither Mr. Zhengdong Zhu nor Ms. Baohong Yin shall and will cast any votes he/she has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating to this deed of undertaking being considered or voted upon by the board of directors or the shareholders, as the case may be.

Other agreements among our subsidiaries and the controlled affiliates

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

D. Property, Plants and Equipment

Our principal executive offices are located in approximately 2,495 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also own approximately 355 square meters of office space in Hangzhou, China. We also lease approximately 3,650 square meters of office space at the Xueyuan International Tower and 6,600 square meters of office and staff quarter space at various locations of China, Hong Kong and United States. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A. Operating Results

Overview

We believe that we are the largest provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in 2013. For the fiscal year ended September 30, 2013, we had course enrollments of over 2.7 million. As of September 30, 2013, our content library encompassed 231 course offerings, approximately 4,500 classes, and close to 22,000 hours of audio-video content. We believe our course participants are attracted to us by our high quality lecture courses, our proprietary online Learning Management System, and our comprehensive tutoring support and other course-related services that result in better performance for our test preparation courses, with such performance being measured by higher than national average exam passage rates. We also aim to retain course participants as our lifelong customers with additional courses designed to further advance their careers by helping them pass higher-level professional license exams, satisfy annual continuing education requirements and enhance their practical job skills.

We focus our online professional education services in three main industries: accounting, healthcare and construction engineering. In addition, we also offer other professional education courses, such as the one for the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We have started to offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. As of September 30, 2013, we operated 17 websites, including our main website www.cdeledu.com and 16 other websites, each dedicated to a specific industry, profession or disciplines. Our online education courses accounted for 74.1%, 77.3% and 82.1% of our net revenues in the fiscal years ended September 30, 2011, 2012 and 2013, respectively. In addition to our online education courses, we also sell books and reference materials, offer offline business start-up training courses and offline accounting and healthcare professional training, and provide courseware production services and platform production services for certain customers.

To comply with PRC law, we have adopted a corporate structure whereby we operate our business through a series of contractual arrangements with Beijing Champion, a PRC entity owned by Mr. Zhengdong Zhu, our co-founder, chairman and chief executive officer, and his wife, Ms. Baohong Yin, our co-founder and deputy chairman. As a result, we do not enjoy direct equity ownership of Beijing Champion, our primary consolidated operating company. However, through these contractual arrangements, we effectively control Beijing Champion and its subsidiaries and, therefore, consolidate its financial results in our consolidated financial statements, and thus references to “we,” “us,” “our company” and “our” refer not only to China Distance Education Holdings Limited and its subsidiaries, but also to Beijing Champion and its subsidiaries as the context requires. For a more detailed discussion of these contractual arrangements, see “Item 4.C. Information on the Company — Organizational Structure,” and for a detailed description of the regulatory environment for Internet-based businesses in China that necessitates our adoption of this structure, see “Item 4.B. Information on the Company — Business Overview — Regulations.” In addition, for a detailed description of the risks associated with our corporate structure and these contractual arrangements that support our corporate structure, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

Our net revenues were $41.6 million, $52.1 million and $71.4 million in the fiscal years ended September 30, 2011, 2012 and 2013, respectively. We had net income of $8.2 million and $13.6 million in the fiscal years ended September 30, 2012 and 2013, respectively, compared to a net loss of $3.8 million in the fiscal year ended September 30, 2011. Our total course enrollments from continuing operations were 1,601,000, 2,203,000 and 2,700,000 for the fiscal years ended September 30, 2011, 2012 and 2013, respectively.

General Factors Affecting Our Results of Operations

We have benefited significantly from overall economic growth and the expansion of the education market in China. Economic growth and increasing domestic consumption in China have contributed to a significant increase in spending on education. Furthermore, growth in China’s professional services sector is driving demand for qualified talent in China, particularly in the areas of accounting, healthcare, construction engineering, law and financial services. We have also benefited from increasing Internet and broadband penetration rates in China, which have increased the accessibility of online education and training courses as an effective and convenient way for people to meet their educational and career development needs.

Our results of operations may be affected by changes to the professional requirements applicable to the various fields covered by our online courses. They may also be affected by changes in the timing, content and difficulty, or perceived difficulty, of exams covered by our courses, changes in continuing education requirements, and changes in the government subsidy policy applicable to our business start-up training courses. Exams covered by our courses may also, from time to time, be discontinued or postponed for reasons beyond our control, which may impact our revenues in certain periods. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected by changes in the perceived difficulty, requirements or formats of professional examinations and continuing education in China,’ “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected by changes in the perceived difficulty, requirements or formats of business start-up training courses, or changes in the government authorities’ subsidy policy” and “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our financial performance and prospects could be affected by natural calamities or health epidemics.”

We have experienced and expect to continue to experience seasonality in revenues primarily due to seasonal changes in course enrollments and the timing of various exams, which are typically offered annually. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.”

Specific Factors Affecting Our Results of Operations

Our results of operations in any given period are also directly affected by company-specific factors, including:

•	Number of enrollments in our courses. Our ability to generate and grow our net revenues is primarily affected by our ability to increase the number of course enrollments. This in turn is driven by several factors, including government and industry requirements for education and training in various professions, changes in exam schedules, recognition of our brand and services, Internet and broadband penetration rate, and the perceived effectiveness of our education courses. Government regulations requiring increased number of licensure and certification exams provide us with new market opportunities to develop new courses and to attract potential exam participants as our customers. Changes in exam content and knowledge requirements in certain industries and professions, and the increased difficulty, or perceived difficulty of certain exams covered by our courses, may also contribute to growth in our course enrollments as more exam takers may feel a stronger need to take exam preparation courses. Government policies encouraging business start-up training provide us with new market opportunities to develop new courses and to attract potential course participants to take our courses.

We may also, from time to time, experience a decrease in course enrollments in certain disciplines if there is a perception within those industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. Finally, any government decisions to scale back, postpone or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues.

•	Fees for our courses. Our net revenues are also affected by the amount of fees we charge for our courses, which depends on the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our courses and the income levels that our course participants expect to achieve upon passing the related licensure and certification exams. We may also experience pricing pressure as we expand our course offerings into new areas, or new segments and exams within existing areas that we cover, in an effort to attract new course participants. Additionally, our net revenues are affected by the percentage of discounts we provide to regional sales agents as our revenue from this source is recorded net of discount. In addition, net revenues generated from our business start-up training course are dependent on our ability to meet government stipulated conditions under their subsidy policies. Such stipulated conditions include the passage rate of our course participants’ business proposals as evaluated by the relevant government authorities, the business start-up rate and the employment rate of our business start-up course participants.

•	Our ability to expand the range of courses and other services. Our ability to address market needs by expanding the range of our course offerings and other services has a direct impact on our ability to maintain growth in our course enrollments. Diversifying our sources of revenues also helps protect us from potential reduced student enrollment due to down-turns in certain industries or professions. To date, our accounting courses remain the largest and most important of all our course offerings in terms of revenue and number of course enrollments. Although we expect this to continue due to the importance of professional requirements in the accounting industry, we will continue to expand our course offerings in other areas to diversify and further grow our revenues. Over the past several years, we have developed our healthcare, construction engineering and legal course offerings and further enhanced the reputation of our business start-up training courses. However, with respect to our offline Information Technology Application Training program supplementary services, it has not generated reasonable returns in the past few years and, as a result, we ceased to operate such business in July 2013.

•	Impact of business acquisitions. Our ability to successfully identify, execute, integrate and manage new alliances and acquisitions can have a significant effect on our results of operations. We have pursued and may continue to pursue strategic alliance and acquisition opportunities to increase our service offerings and expand our growth; however, acquisitions may not generate the financial results we expect and may even result in losses. In March 2009, we acquired our business start-up training business and in September 2009, we acquired our Gaokao retake preparation and high-school supplementary tutoring business, both from third parties. In September 2011, we eventually discontinued the Gaokao business due to its poor financial performance. See “— Results of Operations —Fiscal Year Ended September 30, 2012 Compared to Fiscal Year Ended September 30, 2011 — Income (Loss) from discontinued operations.”

Description of Key Line Items

Net Revenues

We derive net revenues from the sale of online education services, books and reference materials, and other related products and services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	Year Ended September 30,
	2011		2012		2013
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	30,788	74.1%	40,281	77.3%	58,573	82.1%
Books and reference materials	4,743	11.4%	4,438	8.5%	5,129	7.2%
Others	6,033	14.5%	7,383	14.2%	7,658	10.7%

Total net revenues	41,564	100.0%	52,102	100.0%	71,360	100.0%

Online Education Services

We derive most of our revenues from the provision of online education services. Our online education services consist of online professional education and test preparation courses, test preparation courses for self-taught learners pursuing higher education degrees and test preparation courses for high school and college students preparing for various academic and college entrance exams, continuing education and professionals development courses, and language courses. Our professional training courses cover a wide range of industries, including accounting, healthcare, construction engineering and others.

Our online courses are available in the following course formats : the regular class, the premium class and the elite class.

•	Our regular class provides participants basic services such as audio-video course content and tutoring services.

•	With our elite classes, course participants pay substantially higher course fees for more personalized and tailored course-related services. After completing an elite class, if a participant fails to pass the relevant exam and certain pre-agreed conditions are met, the course participant may elect to either receive a cash refund of the course fees paid or full credit towards future courses provided by us.

•	With our premium classes, course participants enjoy high-quality premium course-related support services similar to the elite class participants. However, premium course participants do not enjoy refund privileges. Instead, in general, if a participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant may retake the same premium course and pay only 50% of the course fees.

To enroll in our courses, course participants may choose to purchase pre-paid study cards from our distributors or to pay us through online or mobile payment using credit or debit cards via third-party payment networks, bank remittance, postage, or by cash at our offices.

Books and Reference Materials

We primarily sell our own proprietary learning materials relating to accounting professional courses and exams through third-party bookstores and distributors across China and directly through our online bookstore and our offices in Beijing. The sale of books and reference materials on topics related to our course subject matter complements our online course offerings, supplements the learning experience of our course participants, helps build brand recognition and loyalty among our course participants, and promotes our expertise and reputation in various professional fields. To promote our online courses, we also sell some of our books and reference materials together with complementary study cards which allow course participants to take certain number of online courses for no additional charge.

Others

We derive other net revenues mainly from the provision of offline training courses, courseware production services, platform production services, and consulting services.

Cost of Sales

Our cost of sales consists of cost of services and cost of tangible goods sold. The following table shows our cost of sales, gross profit and gross margin for the periods indicated.

	For the Year Ended September 30,
	2011		2012		2013
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net Revenues	41,564	100.0%	52,102	100.0%	71,360	100.0%
Cost of sales:
Cost of services	(16,840)	(40.5)%	(20,494)	(39.3)%	(27,073)	(37.9)%
Cost of tangible goods sold	(2,794)	(6.7)%	(2,587)	(5.0)%	(2,844)	(4.0)%

Total cost of sales	(19,634)	(47.2)%	(23,081)	(44.3)%	(29,917)	(41.9)%
Gross profit and gross margin [1]	21,930	52.8%	29,021	55.7%	41,443	58.1%

[1]	Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.

Cost of Services

Cost of services accounted for 40.5%, 39.3% and 37.9% of our net revenues in the fiscal years ended September 30, 2011, 2012 and 2013, respectively. Cost of services are mainly composed of salaries and related expenses for our tutors, course and content development, and information technology technicians and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers, rental and related expenses, and other miscellaneous expenses.

Fees paid to lecturers comprised a significant portion of our cost of services because we allocate significant resources to hiring high-quality lecturers. The number of lecturers actively producing online courses for us was 325, 376 and 385 in the fiscal years ended September 30, 2011, 2012 and 2013, respectively. Leveraging the online medium, we are able to achieve greater economies of scale than traditional offline programs that are limited by fixed teacher-student ratios as we are able to increase the number of course participants without having to increase the number of our lecturers. For example, our fees paid to lecturers as a percentage of our net revenues decreased in the fiscal year ended September 30, 2013, as compared to the fiscal year ended September 30, 2012. However, our fees paid to lecturers as a percentage of our net revenues increased in the fiscal year ended September 30, 2012, as compared to the fiscal year ended September 30, 2011 as we recorded more lecture hours and raised hourly lecturer fees to adapt to our high-definition course format, and as we expanded offline accounting and healthcare professional training course offerings.

Our tutors, course and content development, and information technology technicians and other employees also play a critical role in our course development and delivery. We maintain a large, well-trained pool of tutors to answer questions from course participants by telephone or by email, usually within a 24-hour time period. Our tutors numbered 192 (including 68 part-time tutors), 193 (including 35 part-time tutors) and 323 (including 111 part-time tutors) as of September 30, 2011, 2012 and 2013, respectively. We also allocate sizable resources to retain course production technicians capable of creating high quality high-definition audio-video course materials and other interactive features for our online courses. The number of our course production technicians were 85, 74 and 60 as of September 30, 2011, 2012 and 2013, respectively. We also have a sizable pool of information technology technicians capable of developing a reliable, scalable and secure online platform and technology infrastructure to support our services. The number of our information technology technicians were 57, 45 and 64 as of September 30, 2011, 2012 and 2013, respectively. To date, salaries and related expenses constitute a large portion of our cost of services.

Cost of Tangible Goods Sold

Book sale costs primarily comprise printing fees for our proprietary books and reference materials and royalties paid to contributing authors.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and impairment of purchased call option.

Selling Expenses

Selling expenses accounted for 23.5%, 21.8% and 22.0% of our net revenues in the fiscal years ended September 30, 2011, 2012 and 2013, respectively. Our selling expenses consist primarily of salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, advertising and promotion expenses, rental and related expenses, freight and delivery expenses related to our books and reference and promotional materials, and other selling expenses. The salaries of our customer service staff was significant as we increased the number of our customer service staff in line with greater number of course participants and other customers, and as we increased the number of our customer service staff to generate sales through our direct sales efforts. The salaries of our sales and marketing staff was also significant as we maintained the number of our sales and marketing staff at a high level to promote our business.

General and Administrative Expenses

Our general and administrative expenses accounted for 29.4%, 15.8% and 13.7% of our net revenues in the fiscal years ended September 30, 2011, 2012 and 2013, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, professional fees, depreciation and amortization, rental and related expenses, share-based compensation expenses and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office, communication and entertainment expenses.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. However, there is a risk that we may be treated as resident in the PRC for tax purposes. See “Risk Factors — General Risks Relating to Conducting Business in China — Under China’s EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

CDEL Hong Kong is incorporated in Hong Kong and provides online education and educational consulting services. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2011, 2012 and 2013. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by CDEL Hong Kong to us.

PENCIL is incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as PENCIL has no assessable profits in Hong Kong in the fiscal years ended September 30, 2011, 2012 and 2013. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by PENCIL to us through CDEL Hong Kong.

DL Education is incorporated in the United States as our wholly owned subsidiary. No provision for tax has been made as DL Education has no assessable profits in the United States in the fiscal years ended September 30, 2012 and 2013.

Enterprise Income Tax

The current and deferred components of the income tax expense/(benefit) appearing in our consolidated statements of operations are as follows:

	Years ended September 30,
	2011	2012	2013
	$	$	$
	(in thousands)
Current tax expense	1,948	2,074	3,107
Deferred tax expense/(benefit)	(977)	526	690

	971	2,600	3,797

Champion Technology and Beijing Champion obtained tax preferential treatments as “high and new technology enterprises” under EIT Law that resulted in lower tax rates. Champion Technology and Beijing Champion are subject to the tax rate of 15% from 2011 through 2013. Our other PRC entities are subject to standard income tax rate of 25% from 2011 through 2013. See “Risk Factors — General Risks Relating to Conducting Business in China — The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology and affiliated entity, Beijing Champion, could materially increase our tax liabilities.”

Our PRC subsidiaries’ earnings generated before 2008 that were available for distribution and were not subject to any PRC dividend withholding taxes amounted to $6.7 million. We distributed such earnings in December 2012. For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.6 million and $0.3 million have been made in the fiscal years ended September 30, 2012 and 2013, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. See “Risk Factors — General Risks Relating to Conducting Business in China — We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiary.”

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on August 3, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including residence status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreign corporations, the determination criteria set forth in Circular 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented with respect to such enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See “Risk Factors — Risks Relating to Doing Business in China — Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise’, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Business Tax, Value-Added Tax and Related Surcharges

We are subject to approximately 3.36% business tax and related surcharges on the revenues earned from provision of online education services, which are recognized net of all business tax and related surcharges. Our other services related revenues are subject to 3.36% to 5.6% business tax and related surcharges, which are also recognized net of all business tax and related surcharges. Such business tax and related surcharges net against revenues for the years ended September 30, 2011, 2012 and 2013 are approximately $1.3 million, $1.7 million and $2.3 million, respectively. In addition, we are subject to 5.6% business tax and related surcharges on service fee received by Champion Technology and Champion Education Technology from Beijing Champion prior to September 1, 2012, and 5.6% business tax and related surcharges on service fee received by Champion Wangge from Beijing Champion, where tax and surcharges are included in the cost of services. Starting from September 1, 2012, service fee received by Champion Technology and Champion Education Technology from Beijing Champion is no longer subject to business tax, but subject to value-added tax, or VAT, at a rate of 6.0% and 3.0%, respectively, and related surcharges. We are required to remit the VAT we collected to the tax authority. Champion Technology is a VAT general taxpayer and the output VAT liability of Champion Technology is allowed to offset qualified input VAT paid to suppliers. On the other hand, Champion Education Technology is a VAT small-scale taxpayer and its output VAT liability is not allowed to offset its input VAT. Net VAT balance between input VAT and output VAT is recorded in either other current liabilities or other current assets on the consolidated balance sheets.

In addition, in accordance with the relevant tax laws in the PRC, VAT is also calculated based on the sales value of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. VAT related to sales of our books and reference materials amounted to approximately $0.6 million, $0.6 million and $1.0 million for the fiscal years ended September 30, 2011, 2012 and 2013, respectively.

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

The online courses using the non-refundable course model are mainly comprised of regular classes and premium classes. The revenues for the regular classes are recognized on a straight line basis over the subscription period from the month in which the course participant enroll in the course to the month in which subscribed course terminates. For premium classes, if the course participant fails to pass the course examination and certain pre-agreed conditions are met, the participant can retake the same premium course and pay only 50% of the course fees. As such, the 50% discount is proportionately applied as a deduction to revenue recognized for each of the two premium classes that the course participant takes.

For online courses using the refundable course model (i.e. elite classes), if the course participant completes the course and fails the professional exam and his or her score is within the range provided for in the agreement, the course participant is entitled to either a full refund or the right to retake the course. The participant must notify us within a 15 -30 day period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. Proceeds from the refundable course model are initially recorded as “refundable fees.” Revenues are recognized upon the expiration of the course participants’ right to receive a refund or ratably over the course period if the participant decides to retake the course before the expiration of such right.

We offer volume discounts to our regional distributors for purchases over a specified amount of prepaid cards during a specified period of time, generally one year. These discounts are provided to the regional distributors in the form of additional study cards. The after-discount prices of the study cards paid by the regional distributors to us are recognized as deferred revenue. Because we cannot reasonably estimate the amount of future rebates relating to these volume discounts, we record a deferred revenue balance for the maximum potential amount of the volume discount. If the number of purchases specified in the volume discount provisions is not reached upon the expiration of the volume discount period, we then either recognize the deferred revenue relating to such volume discount for each study card over the remaining period that the online course is available to users who enroll using the study card or immediately if the related online course has been completed. Additionally, we recognize proceeds allocated to the study cards that have never been activated for course enrollment as revenues upon their expiration. We also provide student recruiting services and our online platform to government agencies that conduct continuing education services through our websites. We earn service fees as a percentage of total tuition fees based on the agreements entered into with the government agencies. Service fees received are initially recorded as deferred revenue and are recognized as revenue when course participants complete the stipulated study hours and take their examinations, or on a straight line basis over the subscription period based on terms of the agreements.

Books and reference materials. We sell books and reference materials to end users directly or through distributors. Revenues relating to such sales are deferred until cash is collected. Inventory costs of products delivered to distributors for which revenues have been deferred are presented as “deferred costs” on the consolidated balance sheets.

We also sell books and reference materials together with study cards, which allows course participants to take a certain number of online courses at no additional charge. These sales are considered arrangements with two deliverables, consisting of the delivery of books and reference materials and the online education services.

As neither vendor-specific objective evidence nor third-party evidence of fair value of the deliverables exist due to the significant variability in the prices charged, we allocate revenues to each deliverable based on their relative selling prices. We determine the best estimate of selling price by applying the same pricing policies and methodologies that would be used to determine the price to sell the deliverable on a standalone basis. We recognize revenues of book and material sales when cash is collected and revenues of the study card over the subscription period the online course is available to end users who enroll using the study cards or upon expiration of the study cards.

Others. We derive other revenue mainly from provision of offline education services, courseware production services, platform production services, and others.

The offline education services mainly include two businesses: (1) accounting and healthcare professional training for accounting firms and the general public, and (2) the business start-up training service. We recognize revenues for accounting and healthcare professional training when the training courses are provided. For the business start-up training service, the tuition fees of the training participants are subsidized by the government. Since qualified enrollments and the fees to be earned cannot be determined until we have received confirmation from government agencies regarding such figures after the completion of services, we recognize the revenue upon cash receipt or the receipt of confirmation from government agencies, whichever is earlier, when all the other revenue recognition criteria have been met.

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

We performed the impairment tests for property, plant and equipment and intangible assets acquired with the acquisition of Champion Xinlixiang as of September 30, 2011 as we decided to discontinue the related business. For purposes of the recognition and measurement of an impairment loss of property, plant and equipment, and intangible assets, the reporting unit, as noted below, is considered the lowest level asset group that generates identifiable independent cash flows. In the fiscal year ended September 30, 2011, the property, plant and equipment, and non-compete agreement relating to Champion Xinlixiang was impaired by $1.0 million and $0.3 million, respectively. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of any impairment charge and the related depreciation and amortization charges.

Goodwill

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. As of September 30, 2013, we had two reporting units: online education service and business start-up training service. We disposed the reporting unit of our Gaokao retake business in May 2012. For more information, please see “— Results of Operations —Fiscal Year Ended September 30, 2012 Compared to Fiscal Year Ended September 30, 2011 — Income (Loss) from discontinued operations.” We perform our goodwill impairment test on September 30th of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.

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

The following table sets forth the details of goodwill impairment test as of September 30, 2013:

	Online education service		Business start-up training service		Total
	(in thousands of $)
Estimated fair value	147,034		2,259		149,293
Carrying value net	55,642		1,678		57,320
Percentage by which the fair value exceed the carrying value	164.3%		34.6%
The estimated fair value of goodwill allocated to the reporting unit		*		*
The carrying value of goodwill	5,880		1,831		7,711
Goodwill impairment loss		*		*

*	The second step of goodwill impairment test was not performed for the reporting units of online education service and business start-up training service.

In determining the fair values of our reporting units as of September 30, 2013, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 17% – 23.5% and a terminal value growth rate at 3%. Publicly available information regarding our market capitalization was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of September 30, 2013, no impairment of goodwill was identified for the reporting units of online education service and business start-up training service.

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

Effective October 1, 2007, we adopted the recognition and measurement methods under the authoritative interpretation regarding the accounting and disclosure for uncertainty in tax positions. The guidance requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Based on this assessment, as of September 30, 2011, 2012 and 2013, respectively, we have recognized an approximately $0.2 million, $0.2 million and $0.2 million accrual for unrecognized tax benefits which is included in the account of “accrued expenses and other liabilities”. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. We recognize, if any, interest related to unrecognized tax benefit in interest expense and penalties in other expenses. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

Uncertainties exist with respect to how PRC’s EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC enterprise income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the EIT Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See “Item 3.D. Key Information — Risk Factors — General Risks Relating to Conducting Business in China — Under China’s EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Allowance for Doubtful Accounts

We regularly evaluate the collectability of our accounts receivable. We maintain allowances for doubtful accounts when we believe there is a risk to the collectability of accounts receivable. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Actual collections of the accounts receivable could differ significantly from the original estimates.

Share-based Compensation Expenses

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

The total incremental compensation expense resulting from the modifications of the exercise price and vesting period of all outstanding share options under the Prior Plan is recognized over the remaining requisite service period for such employees and non-employees, respectively. In addition, the unamortized compensation expense resulting from the cancellation of share options under the New Plan is recognized as an expense upon cancellation.

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

We estimated forfeitures at the time of grant based on our historical experiences and record share-based compensation expenses only for those awards that are expected to vest. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Consolidation of Variable Interest Entity

We conduct substantially all of our education business through Beijing Champion, our variable interest entity, and its subsidiaries. We have entered into contractual arrangements with Beijing Champion and its shareholders such that Beijing Champion and its subsidiaries are considered variable interest entities for which we are considered their primary beneficiary. We believe that the powers of attorney are valid, binding and enforceable under existing PRC laws and regulations and enable our subsidiary, Champion Technology, to vote on all matters requiring Beijing Champion’s shareholder approval. We also believe that the exclusive purchase right contracts provide us with a substantive kick out right. More specifically, we believe that the terms of the exclusive purchase right contracts are currently exercisable and legally enforceable under current PRC laws and regulations, and believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the purchase right does not represent a financial barrier or disincentive for us to currently exercise our rights under the purchase right contract. Our rights under the powers of attorney and the exclusive purchase right contract give us the power to control the shareholders of Beijing Champion and thus the power to direct the activities that most significantly impact the Beijing Champion’s economic performance. We believe that our ability to exercise control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from Beijing Champion and its subsidiaries in consideration for the services provided by Champion Technology. Accordingly, as the primary beneficiary of Beijing Champion and its subsidiaries and in accordance with U.S. GAAP, we consolidate Beijing Champion’s financial results, and assets and liabilities in our consolidated financial statements.

As advised by Jingtian & Gongcheng, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC counsel has also advised us that as there is substantial uncertainty regarding the interpretation and application of PRC laws and regulations. As such, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant governmental authorities may have broad discretion in interpreting these laws and regulations. See “Item 3. Key Information — D. Risk factors — Risks Related to Our Corporate Structure and Restrictions on Industry — We rely on contractual arrangements with our affiliated PRC entity and its shareholders for our China operations, which may not be as effective in providing operational control as direct ownership”, and “The shareholders of Beijing Champion may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

We have further considered the existence of related party relationships, e.g. ownership of an equity interest in our company and the VIE, and the effect that might have on the enforceability of the contractual agreements and in turn whether these contractual agreements are substantive. We believe there are no barriers to exercise our rights under the VIE agreements and therefore they are substantive and appropriately considered in our consolidation analysis. The contractual arrangements between us and the VIEs were designed to provide us with the characteristics of a controlling financial interest regardless of the respective shareholdings of Mr. Zhengdong Zhu and Ms. Baohong Yin. We acknowledge that starting in December 2011, Mr. Zhengdong Zhu and Ms. Baohong Yin became a majority voting shareholder in our company while remaining a majority nominee shareholder in the VIEs. Mr. Zhengdong Zhu and Ms. Baohong Yin’s majority voting interest in us, when combined with their status as a majority nominee shareholder in the VIEs, could constrain our ability to exercise the rights under the VIE agreements. This is due to the fact that Mr. Zhengdong Zhu and Ms. Baohong Yin’s majority voting interest in our company provide them with the ability to potentially affect the composition of a majority of the board of directors and therefore may have provided them with the ability to affect whether or not we could exercise the rights contained in the VIE agreements. Mr. Zhengdong Zhu and Ms. Baohong Yin did not exercise this power at any time during the period in which they held a majority voting interest in our company and, in fact, there was no change in the composition of the board of directors or in our day-to-day operations during such period.

To preserve our ability to exercise the rights contained in the VIE agreements, on September 26, 2013, our company, Mr. Zhengdong Zhu and Ms. Baohong Yin executed a deed of undertaking, or the Deed. The Deed requires Mr. Zhengdong Zhu and Ms. Baohong Yin, to the extent that they have a majority voting interest in our company, to abstain from (1) exercising his or her majority voting rights in any vote pertaining to the appointment or removal of a director and (2) any matters related to the Deed. For more details, see “Item 4. Information on the Company — C. Organizational Structure — Other agreements among our subsidiaries and the controlled affiliates.” Accordingly, we retain a controlling financial interest in the VIEs and should consolidate them as the VIEs’ primary beneficiary.

In the opinion of Conyers Dill & Pearman (Cayman) Limited, our Cayman Islands legal counsel, the Deed constitutes a legal, valid and binding obligation of Mr. Zhengdong Zhu and Ms. Baohong Yin, which cannot be unilaterally revoked by Mr. Zhengdong Zhu or Ms. Baohong Yin, and is enforceable in accordance with its terms under existing Cayman Islands law.

We are a holding company with no material operations of our own. We conduct substantially all of our operations in China through contractual arrangements with Beijing Champion, our variable interest entity, and its shareholders. See “Item 4. Information on the Company — C. Organizational Structure” for a summary of these contractual arrangements. In the fiscal years ended September 30, 2011, 2012 and 2013, Beijing Champion and its subsidiaries contributed in aggregate 98%, 98% and 99%, respectively, of our total net revenues. As of the fiscal years ended September 30, 2012 and 2013, Beijing Champion and its subsidiaries accounted for an aggregate of 53% and 68%, respectively, of our total assets, and 95% and 93%, respectively, of our total liabilities. Our assets not associated with Beijing Champion and its subsidiaries primarily consist of cash.

Recent Accounting Pronouncements

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We do not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows.

To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We do not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended September 30,
	2011		2012		2013
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	30,788	74.1%	40,281	77.3%	58,573	82.1%
Books and reference materials	4,743	11.4%	4,438	8.5%	5,129	7.2%
Others	6,033	14.5%	7,383	14.2%	7,658	10.7%

Total net revenues	41,564	100.0%	52,102	100.0%	71,360	100.0%
Cost of sales:
Cost of services	(16,840)	(40.5)%	(20,494)	(39.3)%	(27,073)	(37.9)%
Cost of tangible goods sold	(2,794)	(6.7)%	(2,587)	(5.0)%	(2,844)	(4.0)%

Total cost of sales	(19,634)	(47.2)%	(23,081)	(44.3)%	(29,917)	(41.9)%

Gross profit	21,930	52.8%	29,021	55.7%	41,443	58.1%

	Years Ended September 30,
	2011		2012		2013
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Operating expenses:
Selling expenses	(9,771)	(23.5)%	(11,337)	(21.8)%	(15,673)	(22.0)%
General and administrative expenses	(12,221)	(29.4)%	(8,248)	(15.8)%	(9,806)	(13.7)%
Impairment of purchased call option	(1,115)	(2.7)%	—	—	—	—

Total operating expenses	(23,107)	(55.6)%	(19,585)	(37.6)%	(25,479)	(35.7)%
Other operating income	603	1.5%	58	0.1%	59	0.1%

Operating income (loss)	(574)	(1.3)%	9,494	18.2%	16,023	22.5%
Interest income	883	2.1%	1,119	2.1%	1,415	2.0%
Exchange loss	(143)	(0.3)%	(40)	(0.1)%	(77)	(0.1)%

Income before income taxes	166	0.5%	10,573	20.3%	17,361	24.3%
Less: Income tax expense	(971)	(2.3)%	(2,600)	(5.0)%	(3,797)	(5.3%)

Net income (loss) from continuing operations	(805)	(1.8)%	7,973	15.3%	13,564	19.0%
Net loss of continuing operations attributable to noncontrolling interest	303	0.7%	—	—	—	—

Net income (loss) from continuing operations attributable to China Distance Education Holdings Limited	(502)	(1.1)%	7,973	15.3%	13,564	19.0%
Net income (loss) from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	(3,300)	(8.0)%	236	0.5%	—	—

Net income (loss) attributable to China Distance Education Holdings Limited	(3,802)	(9.1)%	8,209	15.8%	13,564	19.0%

Fiscal Year Ended September 30, 2013 Compared to Fiscal Year Ended September 30, 2012

Net Revenues

Our total net revenues increased by 37.0% to $71.4 million in the fiscal year ended September 30, 2013 from $52.1 million in the fiscal year ended September 30, 2012, primarily as a result of growth in sales of our online education services and books and reference materials.

Online education services. Net revenues from our online education services increased by 45.4% to $58.6 million in the fiscal year ended September 30, 2013 from $40.3 million in the fiscal year ended September 30, 2012. This increase was primarily due to overall growth in the total number of our online course enrollments from 2,170,000 in the fiscal year ended September 30, 2012 to 2,650,000 in the fiscal year ended September 30, 2013 and resulting higher revenue in our accounting, healthcare and construction engineering courses. Our accounting courses continued to account for the majority of our course enrollments, while enrollments in our healthcare and construction engineering courses also increased significantly. Of this revenue increase, our accounting courses combined generated revenues of approximately $40.0 million in the fiscal year ended September 30, 2013, compared to approximately $27.5 million in the fiscal year ended September 30, 2012. In addition, our healthcare and construction engineering courses generated revenues of approximately $9.2 million and $4.6 million, respectively, in the fiscal year ended September 30, 2013, compared to $6.2 million and $2.8 million, respectively, in the fiscal year ended September 30, 2012.

Books and reference materials. Net revenues from our sales of books and reference materials increased by 15.6% to $5.1 million in the fiscal year ended September 30, 2013 from $4.4 million in the fiscal year ended September 30, 2012.

Others. Our net revenues from other sources increased to $7.7 million in the fiscal year ended September 30, 2013 from $7.4 million in the fiscal year ended September 30, 2012, primarily due to higher revenue generated in offline business start-up training courses and offline accounting professional training to the general public. Our growth in revenue from other sources was partially impacted by the decrease in revenue from our courseware production services and primary and secondary school supplementary courses. In addition, with respect to our offline Information Technology Application Training program supplementary services, it has not generated reasonable returns in the past few years, and as a result, we ceased to operate such business in July 2013.

Gross Profit

Our gross profit increased by 42.8% to $41.4 million in the fiscal year ended September 30, 2013 from $29.0 million in the fiscal year ended September 30, 2012. Our gross margin increased to 58.1% in the fiscal year ended September 30, 2013 from 55.7% in the fiscal year ended September 30, 2012. The increase in gross margin was primarily driven by the scalability of our online education model as revenue growth outpaced increases in cost, including our server management and bandwidth leasing fees, depreciation and amortization expense, fees paid to our lecturers, and rental and related expenses. This fiscal year’s reversal of impairment of deferred costs on books and reference materials also contributed to the increase in gross margin. This increase was partially offset by the significant growth in salaries and related expenses as we significantly increased staff for the expansion of offline accounting professional training to the general public.

Operating Expenses

Our operating expenses increased by 30.1% to $25.5 million in the fiscal year ended September 30, 2013 from $19.6 million in the fiscal year ended September 30, 2012 for the reasons explained below.

Selling expenses. Our selling expenses increased by 38.2% to $15.7 million in the fiscal year ended September 30, 2013 from $11.3 million in the fiscal year ended September 30, 2012. This increase resulted primarily from increased salaries and related expenses for our customer service staff and sales and marketing staff, increased advertising and promotional activities, and increased commissions paid to agents due to an increase in the sales of our courses. As a percentage of our net revenues, however, our selling expenses remained relatively steady at 22.0% of our net revenues in the fiscal year ended September 30, 2013, as compared to 21.8% of our net revenues in the fiscal year ended September 30, 2012.

General and administrative expenses. Our general and administrative expenses increased by 18.9% to $9.8 million in the fiscal year ended September 30, 2013 from $8.2 million in the fiscal year ended September 30, 2012. This increase was primarily due to increased salaries and related expenses, professional fees, and share-based compensation expenses arising from restricted shares awarded to non-executive directors, and cancellation of options granted to non-executive directors and employees on December 2, 2008 and November 17, 2009, respectively, under the New Plan. This increase was partially offset by reversal of bad debts provision. As a percentage of our net revenues, however, our general and administrative expenses decreased to 13.7% of our net revenues in the fiscal year ended September 30, 2013 from 15.8% of our net revenues in the fiscal year ended September 30, 2012 due to relatively stable administrative expenses.

Other Operating Income

In the fiscal year ended September 30, 2013, we had other operating income of $59,000 which was mainly compensation from a lecturer for breach of service agreement with us. In the fiscal year ended September 30, 2012, we had other operating income of $58,000 which was mainly compensation from defendants with respect to infringement of our copyrights.

Income taxes

Income tax expense for the fiscal year ended September 30, 2013 was $3.8 million, compared with an income tax expense of $2.6 million in the fiscal year ended September 30, 2012. The significant increase in income tax expense was mainly due to the increase in taxable income generated from the PRC in fiscal year 2013 compared with fiscal year 2012, the provision of withholding tax applicable to the profits generated by our PRC subsidiaries in fiscal year 2013 that we expect to distribute to our Hong Kong subsidiary, and the effect of valuation allowance and tax rate change in deferred tax assets with respect to the business start-up training business.

Net Income

As a result of the above factors, our net income was $13.6 million in the fiscal year ended September 30, 2013, compared to a net income of $8.2 million in the fiscal year ended September 30, 2012.

Fiscal Year Ended September 30, 2012 Compared to Fiscal Year Ended September 30, 2011

Net Revenues

Our total net revenues increased by 25.4% to $52.1 million in the fiscal year ended September 30, 2012 from $41.6 million in the fiscal year ended September 30, 2011, as a result of growth in sales of our online education services and other products and services.

Online education services. Net revenues from our online education services increased by 30.8% to $40.3 million in the fiscal year ended September 30, 2012 from $30.8 million in the fiscal year ended September 30, 2011. This increase was primarily due to overall growth in the total number of our online course enrollments to 2,170,000 in the fiscal year ended September 30, 2012 from 1,578,000 in the fiscal year ended September 30, 2011. Our accounting courses continued to account for the majority of our course enrollments, while enrollments in our self-taught study process monitoring programs for self-taught learners and our healthcare and construction engineering courses also increased. Of this revenue increase, our accounting courses combined generated revenues of approximately $27.5 million in the fiscal year ended September 30, 2012, compared to approximately $20.9 million in the fiscal year ended September 30, 2011. In addition, our construction engineering and healthcare courses generated revenues of approximately $2.8 million and $6.2 million, respectively, in the fiscal year ended September 30, 2012, as compared to approximately $1.9 million and $4.6 million, respectively, in the fiscal year ended September 30, 2011. Furthermore, our revenue increase was also contributed by online education course service deliverable of books and reference materials of $1.8 million. Our net revenue growth rate in the fiscal year ended September 30, 2012 was partially impacted by the postponement of the exam dates of APQE Exams and CPA Exam.

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

Others. Our other net revenues increased to $7.4 million in the fiscal year ended September 30, 2012 from $6.0 million in the fiscal year ended September 30, 2011, primarily due to revenue generated from business start-up training courses, and in-person accounting and healthcare professional training to accounting firms and the general public. Our growth in revenue from others in the fiscal year ended September 30, 2012 was partially impacted by the decrease in revenues of our courseware production services, primary and secondary school supplementary courses, and magazine content production services. Other revenues also included sales of tax and accounting related services through our www.chinaacc.com website, and, to a lesser extent, other value-added services offered through our websites.

Gross Profit

Our gross profit increased by 32.3% to $29.0 million in the fiscal year ended September 30, 2012 from $21.9 million in the fiscal year ended September 30, 2011. Our gross margin increased to 55.7% in the fiscal year ended September 30, 2012 from 52.8% in the fiscal year ended September 30, 2011. The increase in gross margin was primarily driven by relatively slower growth in salaries and related expenses, rental and related expenses, decreased share-based compensation expenses, and revenue increase in our product mix of the higher margin books and reference materials. The increase was partially offset by the significant growth in fees paid to our lecturers due to an increased number of lecturers attributable to our expanded course offerings, more course production hours and higher hourly lecturer fees, and server management and bandwidth leasing fees paid to third-party providers due to launch of high-definition courses.

Operating Expenses

Our operating expenses decreased by 15.2% to $19.6 million in the fiscal year ended September 30, 2012 from $23.1 million in the fiscal year ended September 30, 2011 for the reasons explained below.

Selling expenses. Our selling expenses increased by 16.0% to $11.3 million in the fiscal year ended September 30, 2012 from $9.8 million in the fiscal year ended September 30, 2011. This increase resulted primarily from higher commissions paid to agents due to an increase in the sales of our courses, higher rental and related expenses for our office facilities, and higher salaries and welfare expenses for our customer service staff and sales and marketing staff as we increased staff in line with greater number of course enrollments and other course participants, and to promote our business. Such increase was partially offset by the decrease in advertising and promotion expenses, and share-based compensation expenses. As a percentage of our net revenues, however, our selling expenses decreased to 21.8% of our net revenues in the fiscal year ended September 30, 2012 from 23.5% of our net revenues in the fiscal year ended September 30, 2011. This decrease resulted primarily from our decrease in share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses decreased by 32.5% to $8.2 million in the fiscal year ended September 30, 2012 from $12.2 million in the fiscal year ended September 30, 2011. This decrease was primarily due to significant decrease in professional fees, bad debts provision (from $1.2 million in the fiscal year ended September 30, 2011 to $0.2 million in the fiscal year ended September 30, 2012), and share-based compensation expenses. As a percentage of our net revenues, our general and administrative expenses also decreased to 15.8% of our net revenues in the fiscal year ended September 30, 2012 from 29.4% of our net revenues in the fiscal year ended September 30, 2011 due to the same reasons mentioned above. Such decrease was partially offset by the increase in salaries and related expenses.

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

Income (Loss) from discontinued operations

In September 2009, we acquired the business of Gaokao retake preparation and high-school supplementary tutoring services from two independent third parties. Champion Xinlixiang, which operated the acquired Gaokao retake business, incurred significant operating loss in the fiscal year ended September 30, 2011. As a result, we discontinued such business in September 2011 and sold it to a third-party in May 2012.

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

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through internally generated cash. As of September 30, 2011, 2012 and 2013, we had approximately $60.3 million, $57.7 million and $72.7 million in cash and cash equivalents, including bank term deposits and restricted cash, respectively. As of September 30, 2013, our cash and cash equivalents of $71.9 million primarily consisted of cash on hand, bank deposits, and AAA rated money market funds which are unrestricted as to withdrawal and use and are deposited with banks or financial institutions in China and Hong Kong. We intend to finance our future working capital requirements and capital expenditures from net cash generated from operating activities and existing cash and cash equivalents. We believe that our working capital is sufficient for our present requirements.

Our PRC subsidiaries and consolidated affiliated entities, in the aggregate, held RMB420 million ($68.6 million) in cash and cash equivalents, bank term deposits and restricted cash, as of September 30, 2013. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, please see “Risk Factors — Risks Relating to Conducting Business in China — A failure by our shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition”, and “— Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our PRC subsidiaries to obtain financing.”

Our PRC subsidiaries and our consolidated affiliated entities generally earn their revenues in Renminbi which is not a freely convertible currency. Although our PRC subsidiaries generally may convert Renminbi into foreign currency to pay dividends, our PRC subsidiaries must follow specific procedural requirements which could result in delay or which could change in the future. In addition, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. Pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. As a result of these PRC restrictions, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to CDEL Cayman (either in the form of dividends, loans or advances), which restricted portion as calculated under US GAAP amounted to approximately RMB112.1 million ($17.8 million) and RMB143.6 million ($23.5 million), respectively, as of December 31, 2012 and September 30, 2013.

We are a holding company incorporated under the laws of the Cayman Islands. We derive a substantial majority of our income from the business operation of our PRC subsidiaries and consolidated affiliated entities in China. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the EIT Law and a withholding tax rate of 10% will apply to such dividends, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Our PRC subsidiaries’ earnings generated before 2008 that were available for distribution and were not subject to any PRC dividend withholding taxes amounted to $6.7 million. We distributed such earnings to CDEL Hong Kong in December 2012. For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.6 million and $0.3 million have been made in the fiscal years ended September 30, 2012 and 2013, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. The economic benefits of our PRC consolidated affiliated entity, Beijing Champion, are mainly transferred to our PRC subsidiaries Champion Education Technology and Champion Technology through payment of service fees and licensing fees under the Software License Agreement, Courseware Production Entrustment Agreement, Technical Support and Consultancy Services Agreement and Courseware License Agreement entered into between Beijing Champion, Champion Education Technology and Champion Technology. Such service fees and licensing fees are subject to PRC business tax (or VAT since September 1, 2012) and related surcharges. Upon receipt of such fees, they will become a portion of revenues for Champion Education Technology and Champion Technology and can be remitted to the Cayman Islands holding company in the form of dividend distribution.

We use part of our cash towards a share repurchase program we implemented since November 20, 2008. The program authorizes us to repurchase up to $20 million (with the remaining repurchase quota being $4.8 million as of November 30, 2013) worth of our issued and outstanding ADSs from time to time in open market transactions on the NYSE (or NYSE Arca, prior to February 4, 2009). The share repurchase program will remain effective until April 28, 2014 subject to extension by our board of directors. For more details, see “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” In the fiscal year ended September 30, 2013, we had repurchased an aggregate of 16,775 ADSs, representing 67,100 ordinary shares, on the open market for a total cash consideration of $93,000. We do not expect any share repurchases carried out under the share repurchase program to have a material impact on our liquidity or capital resources.

The following table summarizes our cash flows in the fiscal years ended September 30, 2011, 2012 and 2013:

	For the Year Ended September 30,
	2011	2012	2013
	$	$	$
	(In thousands)
Net cash generated from operating activities	9,192	15,063	32,138
Net cash generated from (used in) investing activities	(9,843)	471	4,506
Net cash used in financing activities	(8,063)	(17,168)	(15,659)
Exchange rate effect on cash and cash equivalents	906	410	1,211

Net increase (decrease) in cash and cash equivalents	(7,808)	(1,224)	22,196
Cash and cash equivalents at beginning of the year	58,755	50,947	49,723

Cash and cash equivalents at end of the year*	50,947	49,723	71,919

*	The balance on September 30, 2011 includes the cash and cash equivalents of Champion Xinlixiang, our discontinued operation.

CDEL Cayman, our ultimate holding company, may rely on dividends and other distributions on equity paid by our PRC subsidiaries for its cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. See Note 16 to our consolidated financial statements included in this annual report.

Operating activities

Net cash of $32.1 million generated from operating activities in the fiscal year ended September 30, 2013 was primarily attributable to (i) net income before non-cash items including share-based compensation expenses, depreciation and amortization, reversal of impairment on deferred costs, and reversal of allowance for doubtful accounts, (ii) decrease in accounts receivable of $1.0 million, (iii) increase in accrued expenses and other liabilities of $5.1 million, (iv) increase in income tax payable of $1.6 million, and (v) increase in deferred revenue and refundable fees of $8.0 million. The increase in operating cash flow was partially offset by increase in prepayments and other assets, and other non-current assets of $0.4 million and $0.4 million, respectively.

Net cash of $15.1 million generated from operating activities in the fiscal year ended September 30, 2012 was primarily attributable to (i) net income before non-cash items including share based compensation expenses, depreciation and amortization, allowance for doubtful accounts, deferred tax expenses, and impairment on deferred costs, (ii) decrease in accounts receivable of $0.4 million, (iii) increase in accrued expenses and other liabilities of $2.8 million, (iv) increase in income tax payable of $0.3 million, and (v) increase in deferred revenue and refundable fees of $1.5 million. The increase in operating cash flow was partially offset by increase in prepayments and other assets, inventories, and other non-current assets of $0.7 million, $0.3 million and $0.3 million, respectively.

Net cash of $9.2 million generated from operating activities in the fiscal year ended September 30, 2011 was primarily attributable to (i) net income before non-cash items including share based compensation expenses, depreciation and amortization, and allowance for doubtful accounts, and impairment on goodwill, property, plant and equipment, intangible assets and purchased call options, (ii) increase in accrued expenses and other liabilities of $1.1 million, (iii) increase in income tax payable of $0.6 million, and (iv) increase in refundable fees of $0.9 million. The increase in operating cash flow was partially offset by increase in prepayments and other assets of $1.1 million and decrease in deferred tax assets and liabilities of $1.1 million.

Investing activities

Net cash of $4.5 million generated from investing activities in the fiscal year ended September 30, 2013 was primarily attributable to release of term deposits of $7.3 million. The increase in cash flow was partially offset by capital expenditure of $2.8 million.

Net cash of $0.5 million generated from investing activities in the fiscal year ended September 30, 2012 was primarily attributable to the release of restricted cash of $2.7 million as the result of the settlement of Zhengbao Yucai’s arbitration in November 2011. The increase in cash flow was partially offset by capital expenditure of $2.0 million.

Net cash of $9.8 million used in investing activities in the fiscal year ended September 30, 2011 was primarily attributable to (i) the purchase of property, plant and equipment in the amount of $2.0 million, and (ii) purchase of term deposits of $7.6 million. The decrease in cash flow was partially offset by the release of restricted cash of $0.4 million.

Financing activities

Net cash of $15.7 million used in financing activities in the fiscal year ended September 30, 2013 was primarily attributable to special dividend payment of $16.1 million. The decrease in cash flow was partially offset by proceeds from share options exercised of $0.6 million.

Net cash of $17.2 million used in financing activities in the fiscal year ended September 30, 2012 was primarily attributable to special dividend payment of $16.3 million and the repurchase of our ADS from the open market in the amount of $1.0 million.

Net cash of $8.1 million used in financing activities in the fiscal year ended September 30, 2011 was primarily attributable to the repurchase of our ADSs from the open market in the amount of $8.1 million.

Capital Expenditures

We incurred capital expenditures of $2.8 million, $2.0 million and $2.6 million in the fiscal years ended September 30, 2013, 2012 and 2011, respectively. The amount of capital expenditures in the fiscal years ended September 30, 2013, 2012 and 2011 related primarily to our expenditures on property, plant and equipment, and software. From time to time, we may evaluate and make investments, acquisitions or divestments.

We believe that our current cash and cash equivalents, and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for 12 months following the date of this annual report. Our online course platform can support significant growth in course enrollments and is easily adapted for the addition of new courses. We do, however, expect to spend money on the further development of our “Chinaacc” and “med66.com” brands and other brands in the disciplines for which we offer courses. We do not expect our short-term and long-term cash requirements to be materially different.

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

Inflation

According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 5.4% and 2.6% in the years 2011 and 2012, respectively. In November 2013, the change in China’s Consumer Price Index was 3.0%. Inflation has had some impact on our operations in recent years, particularly in the form of higher salaries for our lecturers, tutors, course and content development, and information technology technicians and other employees. For more details, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Description of Key Line Items — Cost of Sales.” We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our fees to mitigate the impact of inflation on our results of operations.

C. Research and Development, Patents and Licenses, Etc.

Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2013 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2013:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(In thousands of $)
Operating lease obligations (1)	1,780	1,637	143	—	—	—
Others (2)	177					177
Total	1,957	1,637	143	—	—	177

(1)	Our operating lease obligations primarily relate to our leased servers and bandwidth as well as our leased offices and staff quarters in China, Hong Kong and United States. The office and staff quarter leases expire at different times over the period from the date of this annual report through 2017, and will become subject to renewal. We will evaluate the need to renew each office and staff quarter lease on a case-by-case basis prior to its expiration.
(2)	Liabilities for unrecognized tax benefits. The balance disclosed under “Others” represents liabilities for which reasonable estimates about the timing of the payment cannot be made.

Indebtedness

We had no indebtedness as of September 30, 2013. On December 6, 2013, CDEL Hong Kong entered into a loan agreement with Deutsche Bank, AG, Singapore Branch, for a RMB100 million ($16.3 million) term loan facility with an 2.40% annual interest rate for a term of 18 months. The facility will be secured by a term deposit of RMB100 million to be provided by Champion Technology. We expect to draw down the loan in January 2014.

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

Name	Age	Position
Zhengdong Zhu	45	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	46	Deputy Chairman of the Board of Directors
Hongfeng Sun	47	Vice President, Director
Xiaoshu Chen	50	Independent Director
Annabelle Yu Long	40	Independent Director
Liankui Hu	63	Independent Director
Carol Yu	51	Independent Director
Ping Wei	43	Chief Financial Officer

Zhengdong Zhu is co-founder, chairman of the board and chief executive officer of our company and is responsible for the overall management operations and strategic direction of our company. Prior to co-founding our company in 1998, Mr. Zhu worked at the Beijing Huake Hi-Tech Co., Ltd., a communications products and computer facilities company, as an engineer, manager of network department and vice general manager in charge of marketing and sales from 1995 to 1998. From 1989 to 1995, Mr. Zhu worked as an engineer in the area of electronic communications technology at the research department of North China Institute of Electro-Optics Technology. Mr. Zhu graduated from the Radio Engineering Department of the Southeast University in China with a bachelor’s degree in radio engineering in 1989, and obtained a graduate certificate from the management science department in Sichuan University in China in 2001. Mr. Zhu received his MBA degree from Tsinghua University in 2011. Mr. Zhu and Ms. Baohong Yin, our director and deputy chairman, are husband and wife.

Baohong Yin is co-founder, director and deputy chairman of our company. From 1989 to 2004, Ms. Yin worked as engineer, vice director of laboratory, senior engineer, director of laboratory and vice-general engineer at Beijing Uni-Construction Dadi Concrete Building Components Co., Ltd (previously known as Beijing Residential Construction Component Manufacturer). Ms. Yin graduated in 1989 from the Civil Engineering Department of Southeast University in China with a bachelor’s degree in civil engineering. She was also conferred the qualification as a senior engineer by the Beijing Advanced Specialized Technology Committee in 1999. Ms. Yin received her EMBA degree from Beijing University in 2010. Ms. Yin and Mr. Zhengdong Zhu, our chairman and chief executive officer, are wife and husband.

Hongfeng Sun is co-founder, director and vice president of our company. Prior to co-founding our company, he worked at Sichuan Champion Hi-Tech Co., Ltd., a company in Sichuan, China engaging in system integration. From 1991 to 1998, Mr. Sun worked as an assistant general manager in charge of market development at Nanjing Bada Computer System Co., Ltd. From 1989 to 1991, Mr. Sun worked at Port Authority of Nanjing as a system engineer. Mr. Sun received his bachelor’s degree in radio engineering from the Radio Engineering Department of Southeast University in China in 1989 and his MBA degree from China Europe International Business School in 2012.

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

Annabelle Yu Long is an independent director of our company. She has served as Chief Executive of Bertelsmann China Corporate Center and Managing Director of Bertelsmann Asia Investments, or BAI, the strategic investment arm of Bertelsmann AG since 2008. BAI is an affiliate of Bertelsmann Asia Investments AG, a shareholder of our company. In addition, she has served as board member for BMG Right Management Germany GMBH. From 2005 to 2007, Ms. Long was a principal of Bertelsmann Digital Media Investments. Ms. Long received her bachelor’s degree in science and electric engineering from the University of Electronic Science and Technology in China in 1994, and her MBA from Stanford Graduate School of Business in 2005.

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

Ping Wei is our chief financial officer. Ms. Wei has extensive international finance, accounting and audit experience. From 2005 to 2008, Ms. Wei worked with New Oriental Education and Technology Group (NYSE: EDU) as its director of finance and controller. In 2004, Ms. Wei was the head for New Oriental’s North American operation. Prior to that, Ms. Wei worked with Lorus Therapeutics Inc., or Lorus, a Canadian biopharmaceutical company listed on both the Toronto Stock Exchange and the American Stock Exchange as its acting chief financial officer and controller and previously as its assistant controller. Prior to working at Lorus, Ms. Wei worked as an auditor for seven years with Deloitte & Touche in Toronto and Arthur Andersen in Beijing. Ms. Wei is a Canadian Chartered Accountant and a US Certified Public Accountant with the State of Illinois. Ms. Wei received her bachelor’s degree in international accounting from the Central University of Finance and Banking in Beijing in 1993.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2013, we and our subsidiaries paid aggregate cash compensation of approximately $0.6 million to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Options, Restricted Shares and Share Incentive Plans

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009 and May 21, 2012, respectively, our 2008 Performance Incentive Plan, or the New Plan. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is 15,233,736 ordinary shares as of September 30, 2013, plus an automatic annual increase on October 1 of each calendar year commencing from October 1, 2013, by an amount equal to the lesser of (i) 2% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 2,850,000 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors.

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

Under the Prior Plan, we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2013. Pursuant to the New Plan, we had granted options for the purchase of a total of 3,162,500 ordinary shares and issued 382,143 restricted shares to five non-executive directors and selected employees as of September 30, 2013. As of November 30, 2013, there were outstanding options to purchase 1,220,528 ordinary shares, out of which options to purchase approximately 1.1 million ordinary shares have vested under their current terms. We expect to recognize share-based compensation expenses for the remaining vesting period of the outstanding options and restricted shares, which may continue to impact our future results of operations. During the fiscal years of September 30, 2011, 2012 and 2013, we recognized share-based compensation expenses of $6.0 million, $0.1 million and $0.6 million, respectively.

On September 27, 2011, we determined to provide three-year interest free, full recourse loans to employees and lecturers to exercise their options. As of September 30, 2013, 6,999,936 options had been exercised using this facility, amounting to a total loan amount of $4.3 million. The outstanding balance of the loan was $4.0 million as of September 30, 2013.

On May 21, 2013, we cancelled 400,000 and 720,900 share options granted to our non-executive directors and employees on December 2, 2008 and November 17, 2009, respectively, under the New Plan. On November 20, 2013, we declared a cash dividend of $0.15 per ordinary share on our outstanding shares to shareholders of record as of the close of trading on January 8, 2014, and will reduce the exercise price of all our outstanding options under our Prior and New Plan by the same amount per share accordingly.

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

The table below sets forth the option grants and restricted share issuance made to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share		Date of Grant or Issue	Vesting Start Date	Date of Expiration

Carol Yu	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.495	*	September 27, 2011	fully vested immediately on grant date	September 26, 2021

	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable		December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share		Date of Grant or Issue	Vesting Start Date	Date of Expiration

	restricted ordinary shares	25,000 ordinary shares	not applicable		December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable
Baohong Yin	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.495	*	September 27, 2011	fully vested immediately on grant date	September 26, 2021

	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable		December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable		December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable

Xiaoshu Chen	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.495	*	September 27, 2011	fully vested immediately on grant date	September 26, 2021

	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable		December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable		December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable
Annabelle Yu Long	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share		Date of Grant or Issue	Vesting Start Date	Date of Expiration

	options to purchase ordinary shares	80,000	$0.495	*	September 27, 2011	fully vested immediately on grant date	September 26, 2021

	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable		December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable		December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable
Liankui Hu	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2010	restriction removed on the first anniversary of the issue date	not applicable

	options to purchase ordinary shares	80,000	$0.495	*	September 27, 2011	fully vested immediately on grant date	September 26, 2021

	restricted ordinary shares	20,000 ordinary shares	not applicable		December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable		December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable		December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable

*	In connection with our declaration of special cash dividend of $0.12 per share on November 13, 2012, we reduced the exercise price of the options by the same amount per share.

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

Terms of Executive Officers

All of our executive officers are appointed by and serve at the discretion of our board of directors.

Terms of Directors

We currently have a board of seven directors divided into class A, class B and class C directors. Mr. Hongfeng Sun is the class A director. The class B directors are Ms. Baohong Yin, Ms. Annabelle Yu Long and Mr. Xiaoshu Chen. The class C directors are Mr. Zhengdong Zhu, Ms. Carol Yu and Mr. Liankui Hu. One third of the directors (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) will retire from office and stand for election every year at our annual general meeting of shareholders on a rotating basis. At our 2013 annual general meeting, Ms. Annabelle Yu Long and Mr. Xiaoshu Chen, our class B directors were re-elected as class B directors. Our chief executive officer, which currently is Mr. Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year. There are no director service contracts with us or any of our subsidiaries and affiliated entities providing for benefits upon termination of employment.

Board Practices

Our board of directors has established an audit committee, a compensation committee and a nomination committee.

Audit Committee

Our audit committee consists of Ms. Carol Yu, Mr. Liankui Hu and Mr. Xiaoshu Chen. Ms. Carol Yu is the chairman of our audit committee. Our board of directors has determined that all of our audit committee members satisfy the “independence” requirements of relevant rules of the NYSE and Rule10A-3 under the Securities Exchange Act of 1934. Ms. Carol Yu meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

Compensation Committee

Our compensation committee consists of Mr. Zhengdong Zhu, Ms. Carol Yu and Mr. Liankui Hu. Mr. Zhengdong Zhu is the chairman of our compensation committee. Under Section 303A.00 of the NYSE’s Listed Company Manual, a foreign private issuer is permitted to follow “home country practice” in relation to the composition of its compensation committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s compensation committee be independent directors. Our board of directors has determined that Ms. Carol Yu and Mr. Liankui Hu satisfy the “independence” requirements of relevant rules of the NYSE and Rule10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our chairman and chief executive officer, Mr. Zhengdong Zhu, does not meet the definition of independence under such applicable rules.

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

Nomination Committee

Our nomination committee consists of Mr. Zhengdong Zhu, Mr. Liankui Hu and Mr. Xiaoshu Chen. Mr. Zhengdong Zhu is the chairman of the nomination committee. Under the relevant NYSE rules, a foreign private issuer is permitted to follow “home country practice” in relation to the composition of its nomination committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nomination committee be independent directors. Our board of directors has determined that Mr. Liankui Hu and Mr. Xiaoshu Chen satisfy the “independence” requirements of the relevant rules of the NYSE and Rule10A-3 under the Exchange Act. Our chairman and chief executive officer, Mr. Zhengdong Zhu, does not meet the definition of independence under such applicable rules.

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

D. Employees

We had 847, 859 and 1,118 full-time employees as of September 30, 2011, 2012 and 2013, respectively. In addition to the above full-time employees, we had 122 part-time employees as of September 30, 2013, of whom 111 are tutors.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries and affiliated entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $2.5 million, $3.2 million and $3.2 million for the years ended September 30, 2011, 2012 and 2013, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $2,000 for each of the years ended September 30, 2011, 2012 and 2013.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of December 13, 2013, the latest practicable date by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number (1)		Percent (2)
Directors and Executive Officers:
Zhengdong Zhu (3)	72,223,301		52.56%
Baohong Yin (4)	72,223,301		52.56%
Xiaoshu Chen (5)	3,069,800		2.23%
Ping Wei (6)	1,712,919		1.25%
Hongfeng Sun		*	*
Annabelle Yu Long		*	*
Liankui Hu		*	*
Carol Yu		*	*
Directors and Executive Officers Combined	78,289,461		56.97%
Principal Shareholders:
Champion Education Holdings Limited (7)	46,396,800		33.76%
Champion Shine Trading Limited (8)	25,601,511		18.63%
Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, OAIII Holdings, L.P., Orchid Asia Group Management, Ltd., Orchid Asia Group, Limited, YM Investment Limited, Managecorp Limited and Ms. Veronica Lam Lai Ming (9)	21,388,145		15.56%
Artson Limited (10)	6,007,113		4.37%

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after December 13, 2013.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after December 13, 2013. The total number of ordinary shares outstanding as of December 13, 2013 is 137,421,941.
(3)	Includes (i) 21,337,265 ordinary shares and 1,066,059 ADSs representing 4,264,246 ordinary shares held by Champion Shine Trading Limited, (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 90,000 ordinary shares held by Baohong Yin, and (iv) 80,000 ordinary shares issuable upon exercise of options held by Baohong Yin. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Champion Education Holdings Limited is a British Virgin Islands company, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin as well as the ordinary shares issuable upon exercise of options held by Baohong Yin. Zhengdong Zhu disclaims beneficial ownership of such 90,000 ordinary shares held by Baohong Yin and such 80,000 ordinary shares issuable upon exercise of currently exercisable options held by Baohong Yin, in each case except to the extent of his pecuniary interest. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.
(4)	Includes (i) 21,337,265 ordinary shares and 1,066,059 ADSs representing 4,264,246 ordinary shares held by Champion Shine Trading Limited, (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 90,000 ordinary shares held by Baohong Yin, and (iv) 80,000 ordinary shares issuable upon exercise of options held by Baohong Yin. Baohong Yin holds 20% of the equity interest in Champion Education Holdings Limited. Zhengdong Zhu holds 80% of the equity interest in Champion Education Holdings Limited and he is the sole shareholder of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. Baohong Yin may therefore be deemed to share the voting and dispositive power over ordinary shares held by Champion Shine Trading Limited, Champion Education Holdings Limited and Zhengdong Zhu. Baohong Yin disclaims beneficial ownership of the 21,337,265 ordinary shares held by Champion Shine Trading Limited and 46,396,800 ordinary shares held by Champion Education Holdings Limited, in each case except to the extent of her pecuniary interest. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.
(5)	Includes (i) 2,899,800 ordinary shares held by Jetlong Investments Limited, (ii) 90,000 ordinary shares held by Xiaoshu Chen, and (iii) 80,000 ordinary shares issuable upon exercise of options held by Xiaoshu Chen. Jetlong Investments Limited is a British Virgin Islands company whose sole shareholder and sole director is Xiaoshu Chen. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.
(6)	Includes 1,712,919 ordinary shares held by Easerich Group Limited, a British Virgin Islands company whose sole shareholder and sole director is Ping Wei. The address of Easerich Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	Includes 46,396,800 ordinary shares held by Champion Education Holdings Limited. Champion Education Holdings Limited is a British Virgin Islands company, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest. The directors of Champion Education Holdings Limited are Zhengdong Zhu and Baohong Yin. The address of Champion Education Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Includes 21,337,265 ordinary shares and 4,264,246 ordinary shares represented by 1,066,059 ADSs held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Zhengdong Zhu. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.
(9)	The number of ordinary shares beneficially owned is as of December 31, 2012, as reported in a Schedule 13G filed by Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, OAIII Holdings, L.P., Orchid Asia Group Management, Ltd., Orchid Asia Group, Limited, YM Investment Limited, Managecorp Limited and Ms. Veronica Lam Lai Ming on February 15, 2013. The business address of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, OAIII Holdings, L.P., Orchid Asia Group Management, Ltd., Orchid Asia Group, Limited, YM Investment Limited reported on the Schedule 13G is Suite 6110, 61st Floor, The Center, 99 Queen’s Road, Central, Hong Kong. The business address of Managecorp Limited reported on the Schedule 13G is Suite 2302-03, 23/F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong. The residential address of Ms. Veronica Lam Lai Ming reported on the Schedule 13G is Flat A on 43 Floor of South Tower 8, Resident Bel-Air, Island South, 38 Bel-Air Avenue, Hong Kong.
(10)	Includes 1,681,797 ordinary shares and 1,081,329 ADS representing 4,325,316 ordinary shares held by Artson Limited, a British Virgin Islands company with a correspondence address at 22nd Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong. Artson Limited is wholly-owned by Morningside Technology Investments Limited, a British Virgin Islands company, which is in turn ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

See “— B. Compensation” for more details on options and/or restricted shares granted to our directors and executive officers.

As of September 30, 2013, of the 135,532,141 issued and outstanding ordinary shares, approximately 33.13% of those ordinary shares are held in the U.S., all under one registered holder of record.

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

For information on options and/or restricted shares granted to our existing shareholders, see “Item 6.B. Director, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plans.”

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

In the period from January 1, 2013 until December 13, 2013, Champion Shine Trading Limited sold an aggregate of 1,948,192 ordinary shares as represented by 487,048 ADSs in the open market.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions.

Agreements among us, Beijing Champion and Its Shareholders

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

On November 13, 2012, our board of directors approved and declared a special cash dividend of $0.12 per ordinary share on our outstanding ordinary shares to shareholders of record as of the close of trading on December 7, 2012. Holders of ADSs were accordingly entitled to the cash dividend of $0.48 per ADS.

On November 20, 2013, our board of directors approved and declared a cash dividend of $0.15 per ordinary share on our outstanding ordinary shares to shareholders of record as of the close of trading on January 8, 2014. Holders of ADSs are accordingly entitled to the cash dividend of $0.60 per ADS.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, under the EIT Law, effective as of January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax, subject to reduction by an applicable tax treaty with the PRC if they are derived from profits generated after January 1, 2008. For a detailed discussion, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry — We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses,” “Item 3.D. Key Information — Risk Factors — We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiary,” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Description of Key Line Items — Taxation — Enterprise Income Tax.”

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

A. Offer and listing details.

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

	High	Low
Annual Highs and Lows
Fiscal Year 2009	$8.90	$2.08
Fiscal Year 2010	$7.96	$3.04
Fiscal Year 2011	$5.48	$1.85
Fiscal Year 2012	$4.15	$1.80
Fiscal Year 2013	$11.49	$3.08

	High	Low
Quarterly Highs and Lows
First Fiscal Quarter of 2012	$2.90	$1.80
Second Fiscal Quarter of 2012	$4.15	$2.10
Third Fiscal Quarter of 2012	$4.13	$2.78
Fourth Fiscal Quarter of 2012	$3.62	$2.40
First Fiscal Quarter of 2013	$5.00	$3.08
Second Fiscal Quarter of 2013	$5.40	$3.82
Third Fiscal Quarter of 2013	$8.00	$4.75
Fourth Fiscal Quarter of 2013	$11.49	$7.01

Monthly Highs and Lows
2013
July	$8.89	$7.01
August	$11.31	$9.30
September	$11.49	$8.75
October	$12.50	$10.66
November	$17.90	$11.91
December (through December 19, 2013)	$21.15	$16.82

On December 19, 2013, the closing sale price of our ADSs as reported on the NYSE was $19.69 per ADS.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, which became effective as of November 1, 2005. According to SAFE Circular 75, prior to establishing or assuming control of an offshore enterprise for the purpose of financing that offshore enterprise with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore enterprise upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore enterprise or (ii) any overseas fundraising by such offshore enterprise after such injection. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is a material change in the capital of the offshore enterprise, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests.

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

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from disposition of our shares or ADSs. The EIT Law and its implementing rules are unclear as to how to determine a PRC “resident enterprise” status for non-Chinese enterprise or enterprise group controlled entities. See “Item 3.D. Key Information — Risk Factors — Under China’s EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended September 30, 2013. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in the current taxable year or in any future taxable year.

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

Foreign Currency Risk

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect our financial results in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On April 15, 2012, the People’s Bank of China announced that it expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 0.5% to 1% as of April 16, 2012, to allow Renminbi to move more freely and better reflect market supply and demand. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $4.0 million as of September 30, 2013 into Renminbi at the exchange rate of $1.00 for RMB6.1200 as of September 30, 2013, this cash balance would have been RMB24.3 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB24.1 million as of September 30, 2013.

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

D. American Depositary Shares.

Fees and Charges Payable by a Holder of American Depositary Receipts

Persons depositing shares are charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, exercise of rights, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary also charges a fee of US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution, sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of US$2.00 per 100 ADSs for the operation and maintenance costs in administering the facility. Persons depositing shares also may be charged the following expenses:

•	Expenses incurred by the depositary, the custodian or their respective agents in connection with inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository: an annual fee of U.S.$1.00 per 100 ADSs (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the discretion of the depositary, subject to our prior consent, by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions)

•	Taxes and other governmental charges incurred by the depositary or the custodian on any ADR or ordinary shares underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges

•	Cable, telex, electronic transmission and delivery expenses

•	Transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable)

•	Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

•	Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and

•	Any other fees, charges, costs or expenses that may be incurred by the depositary from time to time

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

If any tax or other governmental charge is payable by the holders and/or beneficial owners of ADSs to the depositary, the depositary, the custodian or we may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and/or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.

Fees and Other Direct and Indirect Payments Made by the Depositary

Since the commencement of our most recent fiscal year, we have received the following direct and indirect payments in the amounts of $0.2 million for expenses incurred by us relating to the ADR program, including:

•	Share repurchase cancellation fee

•	Dividend distribution service fee

•	Professional fees related to the ADR program

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial offer has concluded that, as of September 30, 2013, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of September 30, 2013.

Our independent registered public accounting firm has audited our internal control over financial reporting as of September 30, 2013 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of China Distance Education Holdings Limited

We have audited the internal control over financial reporting of China Distance Education Holdings Limited (the “Company”), its subsidiaries and its variable interest entity and the subsidiaries of variable interest entity (collectively, the “Group”) as of September 30, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated financial statements and financial statement schedule as of and for the year ended September 30, 2013 of the Group and our report dated December 27, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

December 27, 2013

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended September 30, 2013 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ms. Carol Yu, Mr. Liankui Hu and Mr. Xiaoshu Chen. Ms. Carol Yu is the chairman of our audit committee. Our board of directors has determined that all of our audit committee members satisfy the “independence” requirements of relevant rules of the NYSE and Rule10A-3 under the Securities Exchange Act of 1934. Ms. Carol Yu meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP , our principal external auditors, in the fiscal year ended September 30, 2012 and 2013, respectively.

	Fiscal Year ended September 30,
	2012		2013
	RMB	US$	RMB	US$
Audit fees (1)	3,305,062	539,078	3,299,158	539,078
Audit-related fees (2)	1,844,938	300,922	1,841,642	300,922
Tax fees (3)	—	—	194,200	31,730

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.
(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings.
(3)	“Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.

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

On November 20, 2008, we adopted and publicly announced a share repurchase program approved by our board of directors. The program originally authorized us to repurchase up to $10 million worth of our issued and outstanding ADSs from time to time in open market transactions on the NYSE (or NYSE Arca, prior to February 4, 2009). Our board of directors subsequently raised the repurchase quota on April 29, 2011 by additional $10 million of our ADSs (which makes the total repurchase quota under the share repurchase program $20 million ADSs). The share repurchase program was extended in November 2009, November 2010, April 2011 and February 2012, each time for an additional 12-months. On February 20, 2013, our board of directors decided to further extend the share repurchase program for 12 months until April 28, 2014. The table below is a monthly summary of the shares repurchased by us in the fiscal year ended September 30, 2013.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet be Purchased Under the Program
10/1/2012 – 10/31/2012	—	—	—	$4.9 million
11/1/2012 – 11/30/2012	—	—	—	$4.9 million
12/1/2012 – 12/31/2012	—	—	—	$4.9 million
01/01/2013 – 01/31/2013	—	—	—	$4.9 million
02/01/2013 – 02/28/2013	—	—	—	$4.9 million
03/01/2013 – 03/31/2013	—	—	—	$4.9 million
04/01/2013 – 04/30/2013	800	5.1225	800	$4.9 million
05/01/2013 – 05/31/2013	7,475	5.0390	7,475	$4.8 million
06/01/2013 – 06/30/2013	8,500	5.9526	8,500	$4.8 million
07/01/2013 – 07/31/2013	—	—	—	$4.8 million
08/01/2013 – 08/31/2013	—	—	—	$4.8 million
09/01/2013 – 09/30/2013	—	—	—	$4.8 million

The repurchases are made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to Rule 10b-18 of the Exchange Act and a 10b5-1 plan (the 10b5-1 plan allows us to repurchase our ADSs during periods in which we may be in possession of material non-public information) or otherwise. The purchases are made subject to restrictions relating to volume, price and timing. The timing and extent of any purchase depend upon market conditions, the trading price of our ADSs and other factors. Our board of directors review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer with ADSs listed on the NYSE we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE Listed Company Manual, in general NYSE-listed non-U.S. companies may follow their home-country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements because the laws of Cayman Islands do not require such compliance:

•	We are not required to obtain shareholder approval for the adoption of, or material revisions to, our equity-compensation plans where our directors consider it in the best interests of the company to do so and when the issue price of shares issued pursuant to such plans is otherwise fair.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

•	Our nomination committee of our board of directors is not comprised entirely of independent directors.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	—Form of Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant*

2.1	—Form of Ordinary Share Certificate.*

2.2	—Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary.(1)

2.3	—Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).(1)

2.4	—Restricted Issuance Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary, dated August 16, 2010.***

4.1	—Technical Support and Consultancy Services Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 1, 2004.*

4.2	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd and Zhengdong Zhu, dated May 1, 2004.*

4.3	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated May 1, 2004.*

4.4	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Zhengdong Zhu, dated May 9, 2004.*

4.5	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Baohong Yin, dated May 9, 2004.*

Exhibit No.	Description of Exhibit

4.6	—Courseware License Agreement between Beijing Champion Hi-Tech Co., Ltd. and Beijing Champion Distance Education Technology Co., Ltd., dated August 1, 2004.*

4.7	—Software License Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.8	—Courseware Production Entrustment Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.9	—Letter of Undertaking from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., dated February 13, 2008.*

4.10	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated February 13, 2008.*

4.11	—Declaration Letter by Zhengdong Zhu, dated March 24, 2008.*

4.12	—Declaration Letter by Baohong Yin, dated March 24, 2008.*

4.13	—Power of Attorney by Zhengdong Zhu, dated March 25. 2008.*

4.14	—Power of Attorney by Baohong Yin, dated March 25, 2008.*

4.15	—Notice from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., Zhengdong Zhu and Baohong Yin, dated March 25, 2008.*

4.16	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to the Registrant, dated March 25, 2008.*

4.17	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated March 25, 2008.*

4.19	—Form confidentiality and non-competition agreement.*

4.20	—Incentive share plan.*

4.21	—2008 Performance Incentive Plan.*

4.22	—Amended and Restated 2008 Performance Incentive Plan (dated February 16, 2009).**

4.23	—Amended and Restated 2008 Performance Incentive Plan (dated May 21, 2012).****

4.24	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Zhengdong Zhu, dated December 31, 2008.**

4.25	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated December 31, 2008.**

4.26	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Zhengdong Zhu and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013.****

4.27	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Baohong Yin and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013.****

4.28	—Spousal Consent Letter by Zhengdong Zhu, dated January 30, 2013.****

4.29	—Spousal Consent Letter by Baohong Yin, dated January 30, 2013.****

4.30	—Deed of Undertaking from Zhengdong Zhu and Baohong Yin to our company, dated September 26, 2013.

8.1	—Subsidiaries of Registrant.***

11.1	—Code of Business Conduct and Ethics of the Registrant.*

12.1	—CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	—Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

15.2	—Consent of Jingtian & Gongcheng.

Exhibit No.	Description of Exhibit

15.3	—Consent of Conyers Dill & Pearman (Cayman) Limited.

101.INS******	—XBRL Instance Document

101.SCH******	—XBRL Taxonomy Extension Schema Document

101.CAL******	—XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF******	—XBRL Taxonomy Extension Definition Linkbase Document

101.LAB******	—XBRL Taxonomy Extension Label Linkbase Document

101.PRE******	—XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-152167), as amended.
**	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2008.
***	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2011.
****	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2012.
******	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.
(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-152345) filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Distance Education Holdings Limited

/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: December 27, 2013

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of China Distance Education Holdings Limited, its subsidiaries, its variable interest entity and the subsidiaries of variable interest entity (collectively, the “Group”) as of September 30, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended September 30, 2013, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of September 30, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 27, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/S/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
December 27, 2013

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of September 30,
	2012	2013
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	49,723	71,919
Term deposits	7,956	817
Restricted cash	6	6
Accounts receivable, net of allowance for doubtful accounts of US$2,092 and US$1,773 as of September 30, 2012 and 2013, respectively	4,081	3,518
Inventories	658	698
Prepayment and other current assets	3,573	4,087
Deferred tax assets, current portion	1,856	1,751
Deferred cost	1,795	1,889

Total current assets	69,648	84,685

Non-current assets
Property, plant and equipment, net	9,676	10,202
Goodwill	7,511	7,711
Other intangible assets, net	1,929	1,476
Deposit for purchase of non-current assets	131	374
Other non-current assets	1,091	1,546

Total non-current assets	20,338	21,309

Total assets	89,986	105,994

LIABILITIES AND EQUITY

Current liabilities
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$8,789 and US$13,361 as of September 30, 2012 and 2013, respectively)	9,636	15,072
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,319 and US$3,661 as of September 30, 2012 and 2013, respectively)	2,627	4,282
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$9,408 and US$17,120 as of September 30, 2012 and 2013, respectively)	9,450	17,143
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,524 and US$4,300 as of September 30, 2012 and 2013, respectively)	3,524	4,300

Total current liabilities	25,237	40,797

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	As of September 30,
	2012	2013
	US$	US$
Non-current liabilities
Deferred tax liabilities, non-current portion (including non-current portion of deferred tax liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of September 30, 2012 and 2013, respectively)	132	677

Total non-current liabilities	132	677

Total liabilities	25,369	41,474

Commitments and contingencies (Note 20)

Equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2012 and 2013, respectively; Authorized - 480,000,000 shares at September 30, 2012 and 2013; Issued and outstanding - 134,386,849 and 135,532,141 shares at September 30, 2012 and 2013, respectively)	13	14
Additional paid-in capital	61,777	46,742
Accumulated other comprehensive income	4,922	6,295
Retained earnings/(cumulative deficits)	(2,095)	11,469

Total China Distance Education Holdings Limited shareholders’ equity	64,617	64,520

Total equity	64,617	64,520

Total liabilities and equity	89,986	105,994

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended September 30,
	2011	2012	2013
	US$	US$	US$
Sales, net of business tax, value-added tax and related surcharges
Online education services	30,788	40,281	58,573
Books and reference materials	4,743	4,438	5,129
Others	6,033	7,383	7,658

Total net revenues	41,564	52,102	71,360

Cost of sales
Cost of services	(16,840)	(20,494)	(27,073)
Cost of tangible goods sold	(2,794)	(2,587)	(2,844)

Total cost of sales	(19,634)	(23,081)	(29,917)

Gross profit	21,930	29,021	41,443
Operating expenses
Selling expenses	(9,771)	(11,337)	(15,673)
General and administrative expenses	(12,221)	(8,248)	(9,806)
Impairment of purchased call options	(1,115)	—	—

Total operating expenses	(23,107)	(19,585)	(25,479)
Other operating income	603	58	59

Operating income (loss)	(574)	9,494	16,023
Interest income	883	1,119	1,415
Exchange loss	(143)	(40)	(77)

Income before income taxes	166	10,573	17,361
Less: Income tax expense	(971)	(2,600)	(3,797)

Net income (loss) from continuing operations	(805)	7,973	13,564
Net income (loss) from discontinued operations	(3,300)	236	—

Net income (loss)	(4,105)	8,209	13,564
Net loss attributable to noncontrolling interest	303	—	—
Net income (loss) from continuing operations attributable to China Distance Education Holdings Limited	(502)	7,973	13,564
Net income (loss) from discontinued operations attributable to China Distance Education Holdings Limited	(3,300)	236	—
Net income (loss) attributable to China Distance Education Holdings Limited	(3,802)	8,209	13,564

Net (loss) income per share:
Net (loss) income attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	(0.00)	0.06	0.10
Basic from discontinued operations	(0.03)	0.00	—

Basic	(0.03)	0.06	0.10

Diluted from continuing operations	(0.00)	0.06	0.10
Diluted from discontinued operations	(0.03)	0.00	—

Diluted	(0.03)	0.06	0.10

Weighted average shares used in calculating net (loss) income per share
Basic	133,571,727	133,996,737	135,174,562

Diluted	133,571,727	134,363,108	136,399,233

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Years ended September 30,
	2011	2012	2013
	US$	US$	US$

Net income (loss)	(4,105)	8,209	13,564
Other comprehensive income - change in cumulative foreign currency translation adjustments	1,855	701	1,373

Comprehensive income (loss)	(2,250)	8,910	14,937
Comprehensive income (loss) attributable to noncontrolling interest	(270)	—	—

Comprehensive income (loss) attributable to China Distance Education Holdings Limited	(1,980)	8,910	14,937

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings/ (Cumulative deficits)	Total China Distance Education Holding Limited shareholders’ equity	Noncontrolling interest	Total equity
		US$	US$	US$	US$	US$	US$	US$

Balance as of September 30, 2010	136,932,849	14	79,075	2,399	(6,502)	74,986	2,037	77,023
Net loss for the year	—	—	—	—	(3,802)	(3,802)	(303)	(4,105)
Foreign currency translation adjustments	—	—	—	1,822	—	1,822	33	1,855
Repurchase of ordinary shares	(9,223,188)	(1)	(8,137)	—	—	(8,138)	—	(8,138)
Options exercised	91,012	—	75	—	—	75	—	75
Stock-based compensation expense - stock options (Note 23)	—	—	6,024	—	—	6,024	—	6,024
Acquisition of noncontrolling Interest of Gaokao retake business (Note 3)	—	—	911	—	—	911	(911)	—
Acquisition of noncontrolling Interest of start-up training business (Note 3)	—	—	856	—	—	856	(856)	—

Balance as of September 30, 2011	127,800,673	13	78,804	4,221	(10,304)	72,734	—	72,734
Net income for the year	—	—	—	—	8,209	8,209	—	8,209
Foreign currency translation adjustments	—	—	—	701	—	701	—	701
Repurchase of ordinary shares	(1,285,464)	—	(993)	—	—	(993)	—	(993)
Options exercised	7,871,640	—	3,981	—	—	3,981	—	3,981
Stock-based compensation expense - stock options (Note 23)	—	—	141	—	—	141	—	141
Dividends (Note 24)	—	—	(16,268)	—	—	(16,268)	—	(16,268)
Loan to optionees in connection with exercise of options	—	—	(3,888)	—	—	(3,888)	—	(3,888)

Balance as of September 30, 2012	134,386,849	13	61,777	4,922	(2,095)	64,617	—	64,617
Net income for the year	—	—	—	—	13,564	13,564	—	13,564
Foreign currency translation adjustments	—	—	—	1,373	—	1,373	—	1,373
Repurchase of ordinary shares	(67,100)	—	(93)	—	—	(93)	—	(93)
Options exercised	987,392	1	602	—	—	603	—	603
Stock-based compensation expense (Note 23)	225,000	—	625	—	—	625	—	625
Dividends (Note 24)	—	—	(16,056)	—	—	(16,056)	—	(16,056)
Loan to optionees in connection with exercise of options	—	—	(113)	—	—	(113)	—	(113)

Balance as of September 30, 2013	135,532,141	14	46,742	6,295	11,469	64,520	—	64,520

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended September 30,
	2011	2012	2013
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(4,105)	8,209	13,564
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Stock-based compensation	6,024	141	625
Gain on disposition of the discontinued operation	—	(297)	—
Depreciation of property, plant and equipment	1,449	1,606	1,848
Amortization of other intangible assets	926	873	771
Provision of inventories	1	41	67
Allowance for doubtful accounts	1,144	211	(371)
Impairment loss on purchased call option	1,316	—	—
Impairment loss on intangible assets	332	—	—
Impairment loss on property, plant and equipment	973	—	—
Impairment loss on goodwill	758	—	—
Losses on disposition of property, plant and equipment	27	9	151
Changes in operating assets and liabilities:
Decrease (Increase) in accounts receivable	(17)	434	1,036
(Increase) decrease in inventories	258	(328)	(89)
(Increase) in prepayments and other assets	(1,054)	(679)	(420)
Decrease (increase) in deferred tax assets	(630)	(35)	154
Decrease (increase) in deferred cost	(189)	99	(45)
(Increase) decrease in other non-current assets	50	(348)	(422)
Increase in accrued expenses and other liabilities	1,111	2,827	5,132
Increase in income tax payable	622	261	1,567
Increase (decrease) in deferred revenue	(235)	578	7,360
Increase in refundable fees	917	898	674
Decrease (increase) in deferred tax liabilities	(486)	563	536

Net cash generated from operating activities	9,192	15,063	32,138

CASH FLOWS FROM INVESTING ACTIVITIES
Maturity (purchase) of term deposits	(7,649)	—	7,275
Withdrawal of restricted cash	363	2,670	—
Acquisition of property, plant and equipment	(1,999)	(1,662)	(2,128)
Proceeds from disposition of property, plant and equipment	80	—	—
Disposal of the discontinued operation, net of cash disposed	—	(150)	—
Acquisition of other intangible assets	(402)	(387)	(271)
Payment of deposit for the acquisition of non-current assets	(236)	—	(370)

Net cash generated from (used in) investing activities	(9,843)	471	4,506

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary shares	(8,138)	(993)	(93)
Proceeds from share options exercised by employees	75	3,981	603
Loan to optionees in connection with exercise of options	—	(3,888)	(408)
Repayment of loan to optionees in connection with exercise of options	—	—	295
Dividends paid to shareholders	—	(16,268)	(16,056)

Net cash used in financing activities	(8,063)	(17,168)	(15,659)

Exchange rate effect on cash and cash equivalents	906	410	1,211

Net increase (decrease) in cash and cash equivalents	(7,808)	(1,224)	22,196
Cash and cash equivalents at beginning of the year	58,755	50,947	49,723

Cash and cash equivalents at end of the year	50,947	49,723	71,919

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended September 30,
	2011	2012	2013
	US$	US$	US$
Supplemental schedule of cash flows information Income tax paid	(1,439)	(1,818)	(1,539)
Supplemental schedule of non-cash activities
Payable for acquisition of property, plant and equipment included in accrued expenses and other liabilities	633	—	—
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	—	111	133
Offset consideration payable in connection with acquisition of Champion Xinlixiang with receivable from original selling shareholder	(1,711)	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

As of September 30, 2013, details of the Company’s subsidiaries, its VIE and VIE’s subsidiaries were as follows:

Company	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities

Subsidiaries:
China Distance Education Limited (“CDEL Hong Kong”)	March 13, 2003	Hong Kong	100%	Investment holding
Practice Enterprises Network China International Links Limited (“Pencil”)	February 23, 2010	Hong Kong	100%	Inactive
DL Education Service , LLC (“DL Education”)	September 27, 2012	US	100%	Inactive
Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”)	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production
Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”)	April 23, 2007	PRC	100%	Software licensing and course production
Variable interest entity:
Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”)	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials

Subsidiaries of variable interest entity:
Beijing Caikaowang Company Ltd. (“Caikaowang”)	November 28, 2007	PRC	Nil	Provision of online education services
Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”)	June 24, 2008	PRC	Nil	Provision of online education services
Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”)	February 19, 2009	PRC	Nil	Provision of start-up training services
Beijing Haidian District Champion Training School (“Champion Training School”)	February 19, 2009	PRC	Nil	Provision of online and offline education services

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that provide Company effective control over Beijing Champion - continued

Deed of undertaking:

The Company, Mr. Zhengdong Zhu and his wife, Ms. Baohong Yin executed a deed of undertaking (“Deed”) on September 26, 2013.

Upon execution of the Deed, at all times that Mr. Zhengdong Zhu and Ms. Baohong Yin holds an otherwise majority voting interest in the Company, Mr. Zhengdong Zhu and Ms. Baohong Yin are constrained from a. exercising their voting rights attaching to their shares collectively in excess of i) the total aggregate voting power of the then total issued and outstanding shares of the Company held by all members of the Company, other than those shares that are beneficially owned by Mr. Zhengdong Zhu and Ms. Baohong Yin, less (ii) one vote in any vote pertaining to the appointment of any new director to fill in the vacancy of the board of directors; and b. exercising their voting rights attaching to their shares collectively in excess of half of the total aggregate voting power of the then total issued and outstanding shares of the Company held by all members of the Company other than shares that are beneficially owned by Mr. Zhengdong Zhu and Ms. Baohong Yin in any vote pertaining to the removal or replacement of a director, appointment of any person to be a director as an addition to the existing board of directors, or change in the size of the board of directors, and cannot requisition a meeting for this purpose, or cast any vote on any matter related to the Deed.

This further prevents Mr. Zhengdong Zhu and Ms. Baohong Yin from controlling the rights of the Company as it relates to the contractual agreements.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Risks in relation to VIE structure - continued

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

The Group’s online education business has been directly operated by (and as a result all of the Group’s revenues have been generated from) the VIE and its subsidiaries. For the years ended September 30, 2012 and 2013, Beijing Champion and its subsidiaries accounted for an aggregate of 53% and 68%, respectively, of the Group’s consolidated total assets, and 95% and 93%, respectively of the Group’s consolidated total liabilities. The assets not associated with the Beijing Champion and its subsidiaries in these years primarily consisted of cash held by China Distance Education Holdings Limited.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the Company’s VIE and VIE’s subsidiaries as of September 30, 2012 and 2013 and for each of the three years in the period ended September 30, 2013 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within VIE and VIE’s subsidiaries:

	As of September 30,
	2012	2013
	US$	US$

Cash and cash equivalents	15,798	39,706
Prepayment and other current assets	3,311	3,839
Total current assets	29,581	54,575
Total assets	47,381	72,515
Deferred revenue	9,408	17,120
Total current liabilities	24,041	38,442
Total liabilities	24,041	38,442
Total equity	23,340	34,073

	For the years ended September 30,
	2011	2012	2013
	US$	US$	US$

Revenues	42,510	52,005	70,942

Net income (1)	7,365	14,944	21,062

Net cash provided by operating activities	2,860	6,958	25,755

Net cash (used in)/provided by investing activities	(2,137)	549	(2,521)

Effects of exchange rate changes	481	183	674

(1)	This is net income before service fees charged by Champion Technology and Champion Education Technology.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, consolidation of VIE, income tax, allowance for doubtful accounts, impairment of goodwill and long-term assets and share-based compensation expenses. Actual results could materially differ from those estimates.

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

Foreign currency translation and transactions

The Company, DL Education CDEL Hong Kong and Pencil’s functional currencies are United States dollars (“US$”). The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the US$ as its reporting currency and uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries and its variable interest entities, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of consolidated statements of changes in equity.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

Goodwill

Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits the Company to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent from any impairment indicators, the Group performs its annual impairment test on the last day of each fiscal year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - continued

For the years ended September 30, 2012 and 2013, the Group did not choose to perform the assessment of qualitative factors for goodwill impairment and performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

The online courses using the non-refundable course model are mainly comprised of regular classes and premium classes. The revenues for the regular classes are recognized on a straight line basis over the subscription period from the month in which the customers enroll in the courses to the month in which subscribed courses terminate. For premium classes, if participants fail to pass the course examination and certain pre-agreed conditions are met, the participants can retake the same premium course and pay only 50% of the course fees. As such, the 50% discount is proportionately applied as a deduction to revenue recognized for each of the two premium classes that participants are entitled to.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online education services - continued

For online courses using the refundable course model (i.e. elite classes), if the participants complete the courses and fail the professional exams and their scores are within a range provided for in the agreement, they are entitled to either a full refund or the right to retake the course. The participants must notify the Group within a 15 -30 day period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. The proceeds from the refundable course model are initially recorded as “refundable fees”. Revenues are recognized upon the expiration of the participants’ right to receive a refund or ratably over the course period if the participants decide to retake the course before the expiration of such right.

Most of the course participants pay course fees via online payment systems provided by third parties including internet debit or credit card payment systems and other third-party payment systems. Some participants may choose to enroll for online courses through the use of prepaid study cards which are purchased from distributors. The Group sells to its regional distributors prepaid study cards at a discount to the face value of the cards. Revenues are recorded using the after-discount-selling-price of the cards and recognized over the period the online course is available to the customer, which generally is from the enrollment date to the completion of the relevant professional examination date. Sales of prepaid study cards that are not activated for course enrollment are recognized as revenues upon expiration of the cards. Prepaid study cards that have been activated but have not been used to enroll online courses do not have an expiry date and will be deferred until they are used to enroll in online courses. Participants who enroll with the Company directly are eligible to a refund within a 7-day trial period. Revenues from direct enrollment with the Company are recognized over the period from the lapse of the 7-day trial period to the completion of the relevant professional examination date.

The Group may, at times, offer volume discounts to its regional distributors for purchases over a specified amount of prepaid cards during a specified period of time, generally, one year. The amount of future rebates relating to these volume discounts cannot be reasonably estimated and accordingly a deferred revenue balance is recognized for the maximum potential amount of volume discount. If the number of purchases specified in the volume discount provisions is not reached upon the expiry of the volume discount period, the deferred revenue relating to such volume discount for each study card is recognized as revenue over the remaining period the online course is available to the user who enrolls using the study card or recognized as revenue immediately if the related online course has been completed or the study card has expired.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online education services - continued

For the years ended September 30, 2011, 2012 and 2013, the Group recognized revenues before business tax and related surcharges in connection with expired study cards amounted to US$103, US$113 and US$164 respectively.

The online service is provided by Beijing Champion and its subsidiaries which are subject to approximately 3% business tax and related surcharges. The Group records revenues net of these taxes in the consolidated statements of operations. Such business tax and related surcharges for the years ended September 30, 2011, 2012 and 2013 were US$918, US$1,331 and US$1,986 respectively.

Books and reference materials

The Group sells books and reference materials to distributors and end users. Revenues relating to such sales are deferred until cash is collected. Inventory costs of products delivered to distributors for which revenues have been deferred are presented as “deferred costs” on the consolidated balance sheets.

The Group also sells books and reference materials together with study cards which allow the customers to take a certain number of on-line courses for no additional charge. These sales are considered arrangements with two deliverables, consisting of the delivery of books and reference material and the on-line courses service. Because neither vendor-specific objective evidence nor third-party evidence of fair value of the deliverables exist, the Group allocates revenue to each deliverables based on their relative selling price.

Other revenues

Other revenues include sales of offline education services, courseware production services, platform production services, and others.

Revenues from offline training are recognized when the training courses are provided. For offline training sponsored by government authorities, the tuition fees of the training participants are subsidized by the government. Qualified enrollments and the fees to be earned cannot be determined until the confirmation from government authorities regarding the number of students and fees is received by the Company, which is after the completion of services. Therefore, revenues from such services are recognized upon cash receipt or the receipt of confirmations from government authorities, whichever is earlier, when all the other revenue recognition criteria have been met.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising expenditure

Advertising expenditure is expensed when incurred and are included in “selling expenses” in the consolidated statements of operations. Advertising expenses from continuing operations were US$2,204, US$2,112 and US$3,167, and those from discontinued operations were US$179, US$26 and US$nil, for the years ended September 30, 2011, 2012 and 2013, respectively.

Shipping and handling costs

Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the consolidated statements of operations. Shipping and handling costs classified as selling expenses from continuing operations were US$330, US$252 and US$489, and those from discontinued operations were US$8, US$1 and US$nil, for the years ended September 30, 2011, 2012 and 2013, respectively.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income (loss)

Comprehensive income (loss) includes net income and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group from the continuing operations and discontinued operations included aggregate amounts of US$36,360 and US$68,867, which were denominated in RMB, at September 30, 2012 and 2013, respectively, representing 73.1% and 95.8% of the cash and cash equivalents at September 30, 2012 and 2013, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposits, and accounts receivable. As of September 30, 2013, substantially all of the Group’s cash and cash equivalents and term deposits were deposited in financial institutions located in the PRC and Hong Kong. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended September 30, 2013.

Primarily due to the long payment cycles of government agencies, the Group had one customer that accounted for 43.7% of the Group’s accounts receivable balances as of September 30, 2012, respectively, and only one customer that accounted for 46.3% of the Group’s accounts receivable balances as of September 30, 2013.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group does not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

In July 2013, the FASB issued an Accounting Standard Update (“ASU”) which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows.

To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

3.	TRANSACTIONS IN CONNECTION WITH ACQUIRED BUSINESS

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

The initial consideration for this acquisition was US$5,318 in cash, including US$56 of transaction costs, of which US$5,314 and US$4 were paid during the years ended September 30, 2009 and 2010 respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

3.	TRANSACTIONS IN CONNECTION WITH ACQUIRED BUSINESS - continued

Zhengbao Yucai - continued

In addition, the purchase agreement provided for further contingent consideration to be paid or received by Beijing Champion as follows:

•	For the fiscal year of 2009, if Zhengbao Yucai had a net income greater than RMB22,500 (approximately US$3,296), Beijing Champion would pay Mr. Liang Ma an additional cash consideration equal to 40% of the excess amount of net income over RMB22,500.

•	For the fiscal year of 2010, if Zhengbao Yucai had a net income greater than RMB47,000 (approximately US$6,881), Beijing Champion would pay Mr. Liang Ma an additional cash consideration equal to 30% of the excess amount of net income over RMB47,000.

•	If Zhengbao Yucai’s net income for the fiscal year of 2009 was less than RMB22,500 or for the fiscal year of 2010 was less than RMB47,000, Mr. Liang Ma would pay Beijing Champion a specified amount of cash which Mr. Liang Ma may settle in stock of Zhengbao Yucai.

The purchase agreement also included the following call and put options:

•	If Zhengbao Yucai had a net loss for the fiscal year of 2009 or 2010, Beijing Champion had the option to sell its equity interest of Zhengbao Yucai back to Mr. Liang Ma for RMB43,200 in cash.

•	Beijing Champion had the option to acquire an additional 30% equity interest of Zhengbao Yucai in the next 5 years starting from the end of the fiscal year 2009 at a price equal to 30% of six times of the net income of Zhengbao Yucai for the preceding fiscal year. Zhengbao Yucai had the option to acquire up to 49% equity interest of Beijing Yinhong International Education Consulting Co. Ltd. (“Yinhong”), owned by Yinglun Yucai, within 3 years starting from February 15, 2009 at a price up to 49% of six times of the net income of Yinhong for the preceding fiscal year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

3.	TRANSACTIONS IN CONNECTION WITH ACQUIRED BUSINESS - continued

Zhengbao Yucai - continued

The following table presents the allocation of the purchase price to the fair values of the portion of the assets acquired and liabilities assumed on March 10, 2009, which were determined by the Group with the assistance of an independent valuation firm.

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

On June 1, 2011, the CIETAC awarded the Group (i) US $571 compensation from the respondents, which was received on July 27, 2011 and was recorded as other operating income, and (ii) 40% equity interest of Zhengbao Yucai with no consideration from Mr. Liang Ma, which was recorded as equity transaction with no gain or loss recognized (see Note 17). Thereafter, the Group fully impaired the option to acquire equity interest in Zhengbao Yucai by US$1,115 to nil.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

3.	TRANSACTIONS IN CONNECTION WITH ACQUIRED BUSINESS - continued

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

In addition, the purchase agreement provided for further contingent consideration to be paid or received by Champion Wangge as follows:

•	For the fiscal year of 2010, if Champion Xinlixiang had a net income greater than RMB8,000 (approximately US$1,172), Champion Wangge would pay Mr. Junnan Ye and Mr. Xiujie Hu an additional cash consideration equal to 40% of the excess amount of net income over RMB8,000.

•	For the fiscal year of 2011, if Champion Xinlixiang had a net income greater than RMB16,000 (approximately US$2,344), Champion Wangge would pay Mr. Junnan Ye and Mr. Xiujie Hu an additional cash consideration equal to 30% of the excess amount of net income over RMB16,000.

•	If Champion Xinlixiang’s net income for the fiscal year of 2010 was less than RMB8,000 or for the fiscal year of 2011 was less than RMB16,000, Mr. Junnan Ye and Mr. Xiujie Hu would pay Champion Wangge a specified amount of cash which Mr. Junnan Ye and Mr. Xiujie Hu may settle in stock of Champion Xinlixiang.

The purchase agreement also included the following call and put options:

•	If Champion Xinlixiang had a net loss for the fiscal year of 2010 or 2011, Champion Wangge had the option to sell its equity interest of Champion Xinlixiang back to Mr. Junnan Ye and Mr. Xiujie Hu for RMB19,200 in cash.

•	Champion Wangge, beginning October 1, 2011, had the option to acquire an additional 40% equity interest of Champion Xinlixiang at a price equal to 40% of six times of the net income of Champion Xinlixiang for the preceding fiscal year. Mr. Junnan Ye and Mr. Xiujie Hu, beginning October 1, 2011, had the right to request Champion Wangge to purchase their equity interest of Champion Xinlixiang at the same price. Upon the refusal of Champion Wangge, the sellers had the right to sell their equity interest of Champion Xinlixiang to a third party at a price no lower than Champion Wangge’s purchase price.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

3.	TRANSACTIONS IN CONNECTION WITH ACQUIRED BUSINESS - continued

Champion Xinlixiang - continued

The following table presents the allocation of the purchase price to the fair values of the portion of the assets acquired and liabilities assumed on September 30, 2009, which were determined by the Group with the assistance of an independent valuation firm.

	US$	Amortization period

Accounts receivable	1,968
Purchased call option	669
Other intangible assets:
Non-compete agreement	650	15 years
Supplementary domain names	1	10 years
Deferred revenue	(1,617)
Deferred tax liability	(330)
Income tax payable	(61)
Other payables	(107)
Noncontrolling interest	(937)
Goodwill	2,143

Total consideration	2,379

As Champion Xinlixiang incurred a net loss in the year ended September 30, 2010, pursuant to the terms of the original purchase agreement, the selling equity holders surrendered their 40% equity interest of US$911 in Champion Xinlixang to the Group for no consideration on October 1, 2010 (see Note 17). As a result, the purchased call option was impaired by US$477 and US$201 in the years ended September 30, 2010 and 2011, respectively.

On September 27, 2011, the Group decided to discontinue its Gaokao retake education services business, and this operation was subsequently disposed on May 4, 2012 (see Note 4).

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

In conjunction with the discontinuance of operations, the Company recorded an impairment loss of US$2,063 in the year ended September 30, 2011 to write down the related carrying amounts of its assets to their fair values less cost to sell (see Note 11).

The following is a summary of the assets and liabilities sold as of May 4, 2012 and the related gain on disposal:

Disposed as of May 4, 2012
US$

Current assets of discontinued operations:
Cash and cash equivalents	312
Accounts receivable, net	14
Prepayment and other current assets	324

650

Current liabilities of discontinued operations:
Accrued expenses and other liabilities	348
Income tax payable	128
Deferred revenue, current portion	314

790

Net liabilities disposed	(140)
Cash proceeds	157

Gain on disposition of the discontinued operation	297

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

4.	DISCONTINUED OPERATIONS - continued

Summarized operating results from the discontinued operations included in the Group’s consolidated statements of operations were as follows for the years ended September 30, 2011 and 2012:

	Years ended September 30,
	2011	2012
	US$	US$

Revenues	1,776	1,045
Pre-tax profit (loss) from discontinued operations	(3,444)	(61)
Income tax expense	144	—
Income (loss) from discontinued operations, net of tax	(3,300)	(61)
Gain on disposal of discontinued operation	—	297
Net (loss) income from discontinued operations attributable to China Distance Education Holding Limited, net of tax	(3,300)	236

All notes to the accompanying consolidated financial statements have reflected the effect of the discontinued operations, where applicable.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2012	2013
	US$	US$

Accounts receivable	6,173	5,291
Less: allowance for doubtful accounts	(2,092)	(1,773)

Accounts receivable, net	4,081	3,518

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

5.	ACCOUNTS RECEIVABLE, NET - continued

Movement of allowance for doubtful accounts was as follows:

	As of September 30,
	2012	2013
	US$	US$

Balance at beginning of year	3,190	2,092
Charged to expenses	211	(371)
Write-off of accounts receivable	(1,361)	—
Foreign currency adjustment	52	52

Balance at end of the year	2,092	1,773

6.	INVENTORIES, NET

Inventories consisted of the following:

	As of September 30,
	2012	2013
	US$	US$

Books and other goods	632	708
Paper and other raw materials	70	102
Less: inventory provisions for slow-moving and obsolescence	(44)	(112)

	658	698

Inventories provision made in the years ended September 30, 2011, 2012 and 2013 were US$1, US$41 and US$67, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

7.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

			As of September 30,
	Notes		2012	2013
			US$	US$

Advance to the suppliers		(1)	1,835	1,873
Prepaid expenses			1,092	1,034
Refundable prepayments		(2)	325	—
Current portion of receivables related to ITAT program (Note 13)			—	285
Funds receivable		(3)	142	285
Deposits			68	11
Others			436	599
Less: allowance for doubtful accounts		(2)	(325)	—

Prepayment and other current assets, net			3,573	4,087

(1)	Advance to the suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials and finished goods. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and is monitored on a regular basis by management. A charge to cost of sales will be recorded in the period in which a loss is incurred. To date, the Group has not experienced any loss of advances to suppliers.
(2)	The group prepaid a refundable fee to a government agency in the year ended September 30, 2010 as a sponsor of ITAT contest which was subsequently cancelled. In 2013, the Group and the government agency agreed to cease a series of cooperations on ITAT program, including ITAT contest. Based on the termination agreement, the Group waived the amount of US$325 related to the sponsorship of ITAT contest and accordingly wrote off the refundable prepayments in 2013. The Group recorded a full allowance for such prepaid amount in 2012.
(3)	Funds receivable arise due to the time taken to clear customers’ payment transactions through external payment networks. When customers remit fees to the Group via external payment networks using their bank account or credit card, there is a clearing period before the cash is received by the Group which usually takes one to three business days. These fees are treated as a receivable until the cash is received.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of September 30,
	2012	2013
	US$	US$

Buildings	5,892	6,051
Electronic and office equipment	7,604	9,523
Leasehold improvement and building improvement	1,434	681
Motor vehicles	1,106	1,164

Total	16,036	17,419
Less: Accumulated depreciation	(6,360)	(7,217)

	9,676	10,202

Depreciation expenses from continuing operations were US$1,309, US$1,606 and US$1,848, and from discontinued operations were US$140, nil and nil, for the years ended September 30, 2011, 2012 and 2013, respectively.

9.	GOODWILL

Goodwill was comprised of the following:

	Year ended September 30
	2012				2013
			Gaokao re-take
	Online	Start-up	business -		Online	Start-up
	education	training	discontinued		education	training
	service	service	operations	Total	service	service	Total
	US$	US$	US$	US$	US$	US$	US$

Gross amount
Beginning balance	5,642	1,761	2,262	9,665	5,726	1,785	7,511
Exchange difference	84	24	—	108	154	46	200
Disposal	—	—	(2,262)	(2,262)	—	—	—

Ending balance	5,726	1,785	—	7,511	5,880	1,831	7,711

Accumulated impairment loss
Beginning balance	—	—	(2,262)	2,262	—	—	—
Charge for the year	—	—	—	—	—	—	—
Exchange difference	—	—	—	—	—	—	—
Disposal	—	—	(2,262)	(2,262)	—	—	—

Ending balance	—	—	—	—	—	—	—

Goodwill, net	5,726	1,785	—	7,511	5,880	1,831	7,711

The Group tested its goodwill for impairment at the following reporting units level.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

9.	GOODWILL - continued

Online education service - This reporting unit provides online education services to its customers located in the PRC. It includes all the subsidiaries, the VIE and VIE’s subsidiaries of the Group except for Zhengbao Yucai and Champion Xinlixiang. The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit.

Start-up training service - This reporting unit provides start-up training services to the Group’s customers located the PRC. It includes Zhengbao Yucai. The goodwill arising from the acquisitions of Zhengbao Yucai is fully allocated to this reporting unit.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has not recorded any impairment of goodwill on online education service and start-up training service.

The reporting unit of Gaokao retake business acquired with the acquisition of Champion Xinlixiang was discontinued and accordingly the related goodwill was fully impaired in the year ended September 30, 2011. (See Note 4)

10.	OTHER INTANGIBLE ASSETS, NET

Other intangible assets consisted of the following:

	As of September 30,
	2012	2013
	US$	US$

Computer software	2,645	2,978
Trademarks and domain names	1,407	1,456
Website	103	106
Courseware	475	488
Business contracts	517	531
Copyrights	647	664
Platform	211	217

Total intangible assets	6,005	6,440

Less: Accumulated amortization
Computer software	(1,827)	(2,275)
Trademarks and domain names	(717)	(840)
Website	(102)	(106)
Courseware	(394)	(462)
Business contracts	(399)	(494)
Copyrights	(455)	(600)
Platform	(182)	(187)

Accumulated amortization	(4,076)	(4,964)

Intangible assets, net	1,929	1,476

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

10.	OTHER INTANGIBLE ASSETS, NET - continued

Amortization expenses from continuing operations were US$900, US$873 and US$771 and from discontinued operations were US$26, nil and nil, for the years ended September 30, 2011, 2012 and 2013, respectively.

The estimated amortization expenses for the above other intangible assets for each of the following fiscal years are as follows

Amortization
US$

2014	491
2015	348
2016	277
2017	211
2018	82
2019 and thereafter	67

1,476

11.	FAIR VALUE MEASUREMENT

The Group’s financial instruments consist of cash equivalents, term deposits, restricted cash, accounts receivable, other current assets, and other current liabilities. The carrying amounts of these instruments approximate their fair values due to their short-term maturity.

The Group reviews goodwill for impairment annually or more frequently if events or changes in circumstances indicate the possibility of impairment. For the continuing operations, other intangible assets, purchased call options and other long-lived assets are measured at fair value on a nonrecurring basis when there is an indicator of impairment, and they are recorded at fair value only when impairment is recognized. For discontinued operations, long-lived assets are measured at the lower of carrying amount or fair value less cost to sell. The fair value of these assets were determined using models with significant unobservable inputs which were classified as Level 3 inputs, primarily the discounted future cash flow.

In the year ended September 30, 2011, the purchased call options acquired with the acquisitions of Zhengbao Yucai and Champion Xinlixiang were impaired by US$1,115 and US$201 to write them down to zero, because the Group acquired the additional 40% equity interest of Zhengbao Yucai and Champion Xinlixiang, respectively, in 2011 with no consideration (See Note 3).

Due to continuous loss, on September 27, 2011, the Company decided to discontinue operations of Gaokao retake business, and put the related assets and business up for sale. As a result, goodwill related to Gaokao retake business was impaired by US$758 and written down to zero in the year ended September 30, 2011 (See Note 4). In addition, measured at the lower of carrying amount or fair value less cost to sell, the property, plant and equipment, and non-compete agreement of Gaokao retake business were impaired by US$973 and US$332 during the year ended September 30, 2011, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

12.	DEPOSITS FOR PURCHASE OF NON-CURRENT ASSETS

Deposits for purchase of non-current assets consisted of the following:

	As of September 30,
	2012	2013
	US$	US$

Deposit for purchase of property, plant and equipment	131	374

	131	374

13.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

		As of September 30,
		2012	2013
		US$	US$

Long-term prepaid expenses	(1)	462	1,207
Long-term receivables	(2)	504	171
Rental deposits	(3)	125	168

		1,091	1,546

(1)	Long-term prepaid expenses represent golf club membership fee valid for a period of ten years. The amortization of the long term prepaid expenses was included in “general and administrative expenses” on the consolidated statements of operations.
(2)	Long-term receivables represent the non-current portion of prepaid service fee for obtaining government authorization to provide the ITAT program, an information technique application training program, for ten years, starting from 2010. The group amortized such prepayment on a straight-line basis. In 2013, the Group ceased a series of cooperation on ITAT program. Based on the termination agreement signed in July 2013, the remaining unamortized prepaid service fee will be repaid within next 48 months. Accordingly, as of September 30, 2013, US$285 and US$171 were recorded as current portion and non-current portion of receivables due from the government agency respectively (see Note 7).
(3)	Rental deposits represent office rental deposits for the Group’s daily operations. These deposits are classified as non-current deposits since they will not be refunded within one year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of September 30,
	2012	2013
	US$	US$

Accrued expenses	2,597	2,795
Salary and welfare payable	1,823	2,775
Tuition fee payables to government agencies	2,765	5,132
Remuneration payable to lecturers	1,883	2,314
Uncertain income tax liabilities (Note 18)	173	177
Payables to employees in connection with options exercise	—	458
Other payable	395	1,421

	9,636	15,072

Tuition fee payable to government agencies mainly represents the portion of tuition fee collected by the Group on behalf of the government agencies which provide accounting continuing education courses and the Group is only responsible for the student recruiting and provision of online platform and shares certain percentage of fee tuition as service fees.

15.	ORDINARY SHARES

On November 20, 2008, the Company’s board of directors approved a share repurchase program effective November 20, 2008. Under the approved program, the Company is authorized to repurchase up to US$10 million worth of its issued and outstanding ADSs from time to time in open-market transactions on NYSE. On April 29, 2011, the Company’s board of directors approved additional share repurchase up to US$10 million worth of its issued and outstanding ADSs. During the years ended September 30, 2011, 2012 and 2013, the Company repurchased 9,223,188, 1,285,464 and 67,100 ordinary shares for total considerations of US$8,138, US$993 and US$93, respectively. Such shares were immediately canceled after the repurchase.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts, which is included in retained earnings/(cumulative deficits) accounts in equity section of the consolidated balance sheets. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Champion Technology and Champion Education Technology were established as wholly-owned foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

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

As a result of these PRC laws and regulations, the appropriation to the statutory reserve amounted to US$2,388, US$3,206 and US$3,292 for the years ended September 30, 2011, 2012 and 2013, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were US$17,835 and US$23,457, as of September 30, 2012 and 2013, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

17.	NONCONTROLLING INTERESTS

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

There was no activity with respect to noncontrolling interests in the years ended September 30, 2012 and 2013.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

18.	TAXATION

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

The United States

DL Education was established in the United States and is inactive in the year ended September 30, 2012 and 2013. Therefore there is no income that is subject to the U.S. federal income taxes and state income taxes.

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

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that CDEL Hong Kong qualifies for the 5% withholding tax rate. CDEL Hong Kong’s deferred tax liabilities related to potential withholding tax were US$634 and US$905 as of September 30, 2012 and 2013, respectively, on the undistributed earnings from its investment in the PRC entities generated after January 1, 2008. And the related income tax expenses were nil, US$634 and US$271 for the years ended September 30, 2011, 2012 and 2013, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

18.	TAXATION - continued

China - continued

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2008 to 2012 remain subject to examination by the tax authorities.

Income before income taxes from continuing operations consisted of:

	Years ended September 30,
	2011	2012	2013
	US$	US$	US$

Non - PRC	(6,873)	(1,252)	(2,003)
PRC	7,039	11,825	19,364

	166	10,573	17,361

The current and deferred components of the income tax benefit/(expense) from continuing operations appearing in the consolidated statements of operations are as follows:

	Years ended September 30,
	2011	2012	2013
	US$	US$	US$

Current tax expense	1,948	2,074	3,107
Deferred tax (benefit)/expense	(977)	526	690

	971	2,600	3,797

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

18.	TAXATION - continued

China - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended September 30,
	2011	2012	2013
	US$	US$	US$

Income before taxes	166	10,573	17,361

Income tax expense (benefit) computed a applicable tax rates of 25%	42	2,643	4,340
Effect of different tax rates indifferent jurisdictions	1,667	255	440
Non-deductible expenses	260	59	75
Effect of tax holidays	(860)	(1,037)	(1,740)
Effect of valuation allowances	(138)	51	194
Effect of tax rate changes	—	—	237
Withholding tax on undistributed earnings	—	629	251

	971	2,600	3,797

Effective income tax rate	584.94%	24.59%	21.87%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years ended September 30,
	2011	2012	2013
	US$	US$	US$

The aggregate amount of tax holidays	860	1,037	1,740

The aggregate effect on basic and diluted net income per share:
- Basic	0.01	0.01	0.01

- Diluted	0.01	0.01	0.01

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

18.	TAXATION - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes from continuing operations are as follows:

	As of September 30,
	2012	2013
	US$	US$

Current deferred tax assets
Payroll payable	291	409
Accrued expenses	524	585
Allowance for doubtful accounts	592	518
Net operating loss carry-forwards	449	289
Total current deferred tax assets	1,856	1,801
Less: valuation allowance	—	(50)

Current deferred tax assets, net	1,856	1,751

Non-current deferred tax assets
Intangible assets	87	48
Property, plant and equipment	146	148
Net operating loss carry-forwards	522	372

Total non-current deferred tax assets	755	568
Less: valuation allowance	(117)	(262)

Non-current deferred tax assets, net	638	306

Non-current deferred tax liabilities
Intangible assets	136	78
Withholding tax on undistributed earnings	634	905

Total non-current deferred tax liabilities	770	983

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

As a result of the Group’s assessment of its tax positions, the unrecognized tax benefit related to transfer price position prior to the year 2009 was recorded at US$170, US$173 and US$177 as of September 30, 2011, 2012 and 2013, respectively. The subsequent changes of the unrecognized tax benefit were due to foreign currency adjustment.

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits

Balance - September 30, 2011	170
Foreign currency adjustment	3

Balance - September 30, 2012	173
Foreign currency adjustment	4

Balance - September 30, 2013	177

The unrecognized tax benefits would impact the effective tax rate, if recognized in connection with the normal tax return preparation. The Group does not anticipate any significant change in unrecognized tax benefits within 12 months from September 30, 2013.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

19.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$2,464, US$3,199 and US$3,910 for the years ended September 30, 2011, 2012 and 2013, respectively. Employee benefits from continuing operations were US$2,412, US$3,164 and US$3,910, and from discontinued operations were US$52, US$35 and US$nil for the years ended September 30, 2011, 2012 and 2013, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the consolidated statements of operations as incurred. The total amounts for such employee benefits were US$2, US$2 and US$2 for the years ended September 30, 2011, 2012 and 2013, respectively, which were included in continuing operations.

20.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices, servers and bandwidth with initial terms of one-year or more consisted of the following at September 30, 2013:

US$

Years ending September 30,
2014	1,637
2015	80
2016	58
2017	5

1,780

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended September 30, 2011, 2012 and 2013, total rental expenses from continuing operations for all operating leases amounted to US$2,844, US$3,346 and US$3,904, respectively. Rental expenses from discontinued operations for all operating leases amounted to US$750, US$314 and US$nil, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

The revenues attributable to the different service and product groups are as follows:

	Years ended September 30,
	2011	2012	2013
	US$	US$	US$

Online education services	30,788	40,281	58,573
Books and reference materials	4,743	4,438	5,129
Offline education services	2,907	4,507	4,617
Others	3,126	2,876	3,041

	41,564	52,102	71,360

Online education services accounted for 74.0%, 77.3% and 82.1% of the Group’s total net revenue for the years ended September 30, 2011, 2012 and 2013, respectively. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.

Geographic disclosures:

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

22.	NET (LOSS) INCOME PER SHARE

Basic and diluted net (loss) income per share for each of the periods presented were calculated as follows:

	Years ended September 30,
	2011	2012	2013
	US$	US$	US$

Numerator:
Net income (loss) from continuing operations	(502)	7,973	13,564
Net income (loss) from discontinued operations, net of tax	(3,300)	236	—
Net (loss) income	(3,802)	8,209	13,564
- allocated to ordinary share - basic	(3,800)	8,209	13,554
- allocated to nonvested restricted share - basic	(2)	—	10

Denominator:
Weighted average number of ordinary shares outstanding	133,489,261	133,996,737	135,174,562
Weighted average number of nonvested restricted share	82,466	—	103,082
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	—	366,371	1,121,589

Weighted average ordinary shares outstanding used in computing diluted net income per share	133,571,727	134,363,108	136,399,233

Basic net (loss) income per share
Basic from continuing operations	—	0.06	0.10
Basic from discontinued operations (net of tax)	(0.03)	—	—

Basic	(0.03)	0.06	0.10

Basic net (loss) income per nonvested restricted share
Basic from continuing operations	—	—	0.10
Basic from discontinued operations (net of tax)	(0.03)	—	—

Basic	(0.03)	—	0.10

Diluted net (loss) income per share
Diluted from continuing operations	—	0.06	0.10
Diluted from discontinued operations (net of tax)	(0.03)	—	—

Diluted	(0.03)	0.06	0.10

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

Also by that resolution of the board of directors on September 27, 2011, the Company’s board of directors approved to amend the terms of certain stock options granted to 172 employees and 17 non-employees representing 9,465,000 share options. The amendments included (i) reduction of the exercise price of share options from US$0.82 per share to nil for one selected employee, and to reduce the exercise price of share options from US$0.82 per share to US$0.615 per share based on the closing price of the Company’s ADSs on NYSE on September 27, 2011 for the other 171 employees and 17 non-employees; (ii) acceleration of the vesting of share options to fully vested on September 27, 2011; (iii) an option of a three-year interest-free loan for exercising such options. The amendments did not change the vesting provisions or the number of shares subject to any of the option awards. This amendment was accounted for as a share option modification and required the re-measurement of the fair value of these share options. This re-measurement resulted in a total incremental share-based compensation of US$1,658, all of which was recognized in the year ended September 30, 2011. The loans to share option holders in connection with the exercise of options were included in the consolidated statements of changes in equity as a reduction of additional paid-in capital.

On May 21, 2013, the Company’s board of directors and compensation committee approved to cancel 400,000 options that were granted to the five directors on December 2, 2008 with an exercise price per share equal to US$0.615. Since these options were fully vested and the corresponding share-based compensation was recognized before the cancellation date, no expense related to such options was recorded in the year ended September 30, 2013.

By the same resolution of the board of directors on May 21, 2013, 720,900 options that were granted to the selected employees on November 17, 2009 with an exercise price per share equal to US$1.87 were cancelled. This cancellation resulted in an immediate recording of the remaining share-based compensation of US$146 in the year ended September 30, 2013.

A summary of option activity as of September 30, 2013, and changes during the years ended September 30, 2013 are presented below:

Share option granted to employees and non-executive directors	Number of shares	Weighted- average exercise price			Weighted- average remaining contractual term (years)	Aggregated intrinsic value

Outstanding, September 30, 2012	3,747,024	US$	0.87	[1]	7.00	—
Exercised	964,092	US$	0.61
Forfeited	82,300	US$	1.41
Cancelled	1,120,900	US$	1.38

Outstanding, September 30, 2013	1,579,732	US$	0.50		6.37	3,389

Expected to vest, September 30, 2013	—		—		—	—

Exercisable at September 30, 2013	1,579,732	US$	0.50		6.37	3,389

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

23.	SHARE INCENTIVE PLAN - continued

Share options - continued

A summary of the activities of the share option granted to non-employees as of September 30, 2013, and changes during the year ended September 30, 2013 are presented below:

Share option granted to non-employees	Number of shares	Weighted- average exercise price			Weighted- average remaining contractual term (years)	Aggregated intrinsic value

Outstanding, September 30, 2012	151,500	US$	0.62	[1]	5.55	25
Exercised	23,300	US$	0.495

Outstanding, September 30, 2013	128,200	US$	0.495		4.55	275

Expected to vest, September 30, 2013	—		—		—	—

Exercisable at September 30, 2013	128,200	US$	0.495		4.55	275

1.	On November 13, 2012, the Company approved and declared a cash dividend of US$0.12 per ordinary share on its outstanding shares to shareholders as of December 7, 2012 and according to the terms of the Prior and New Plan, reduced the exercise price by US$0.12 for all of the outstanding options as of December 7, 2012. The change in exercise price was incurred in the year ended September 30, 2013, and therefore was not reflected in the weighted-average exercise price as of September 30, 2012.

The total intrinsic value of options exercised during the year ended September 30, 2013 was US$487. As of September 30, 2013, there was no unrecognized share-based compensation cost related to share options since the share options were all fully vested.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

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

On December 3, 2010, the Company granted 100,000 nonvested restricted shares of the Company to directors. These shares are restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. The restriction will be removed upon the vesting of the nonvested restricted shares on the first anniversary of the issuance day. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings (loss) per share calculation. The grant-date fair value of a nonvested restricted share was US$1.25, which was determined based on the closing price of the Company’s ADSs on NYSE on December 3, 2010. This grant resulted in a total share-based compensation of US$125, which was recognized ratably over the requisite service period of one year.

On December 3, 2012, the Company granted 225,000 nonvested restricted shares of the Company to directors, of which 100,000 nonvested restricted shares are vested immediately on the grant date and the rest is restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. The restriction will be removed upon the vesting of the nonvested restricted shares on the first anniversary of the issuance day. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings (loss) per share calculation. The grant-date fair value of a nonvested restricted share was US$1.22, which was determined based on the closing price of the Company’s ADSs on NYSE on December 3, 2012. This grant resulted in a total share-based compensation of US$276, of which US$122 was recognized immediately on the grand date and US$154 was recognized ratably over the requisite service period of one year.

A summary of the nonvested restricted shares activity is as follows:

	Number of Nonvested restricted shares outstanding	Weight average grant-date fair value	Aggregated intrinsic value
	US$

Nonvested restricted shares outstanding at September 30, 2012	—	—
Granted	225,000	1.22
Vested	100,000	1.22

Nonvested restricted shares outstanding at September 30, 2013	125,000	1.22	$330

Nonvested restricted shares expected to vest at September 30, 2013	125,000	1.22	$330

The total fair value of shares vested during the years ended September 30, 2011, 2012 and 2013 were $125, $nil and $122, respectively. The Company recorded share-based compensation expenses of $104, $21 and $250 for the years ended September 30, 2011, 2012 and 2013, respectively. As of September 30, 2013, there was $26 of share-based compensation related to nonvested shares that is expected to be recognized over a weighted average period of 0.2 year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2012 AND 2013

(In thousands, except share and per share data)

23.	SHARE INCENTIVE PLAN - continued

Share-based compensation expense

Total share-based compensation expense of share-based awards granted to employees, non-employees and non-executive directors recognized for the years ended September 30, 2011, 2012 and 2013 are as follows:

	As of September 30,
	2011	2012	2013
	US$	US$	US$

Cost of services	1,999	37	56
General and administrative expenses	3,347	88	522
Selling expenses	678	16	47

	6,024	141	625

24.	CASH DIVIDEND

On November 16, 2011, the Company approved and declared a cash dividend of US$0.12 per ordinary share on its total 135,565,361 outstanding shares as of the close of trading on December 15, 2011, resulting in payments totaling US$16,268 to shareholders. Such dividend was recorded as a reduction to additional paid-in capital since the Company had cumulative deficits at the declaration date.

On November 13, 2012, the Company approved and declared a cash dividend of US$0.12 per ordinary share on its total 135,409,521 outstanding shares as of the close of trading on December 7, 2012, resulting in payments totaling US$16,056 to shareholders. Such dividend was recorded as a reduction to additional paid-in capital since the Company had cumulative deficits at the declaration date.

25.	SUBSEQUENT EVENTS

On November 20, 2013, the Company approved and declared a cash dividend of US$0.15 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on January 8, 2014. According to the dividend protection terms of the Prior and New Plan, and approved by the Company, the exercise price of all of the outstanding options as of January 8, 2014 will be reduced by US$0.15 per share, which is a change in exercise price pursuant to the Prior and New Plan and therefore will not be treated as a share option modification.

On December 6, 2013, CDEL Hong Kong entered into a loan agreement with Deutsche Bank, AG, Singapore Branch, for a RMB100 million, approximately US$16 million, term loan facility with an 2.40% annual interest rate for a term of 18 months. The facility will be secured by a term deposit of RMB100 million to be provided by Champion Technology. The Company expects to draw down the loan in January 2014.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	As of September 30,
	2012	2013
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	11,998	2,333
Prepayment and other current assets	293	278
Amount due from subsidiaries	8,904	2,642

Total current assets	21,195	5,253

Non-current assets
Investment in subsidiaries	45,836	62,424

Total non-current assets	45,836	62,424

Total assets	67,031	67,677

LIABILITIES AND EQUITY

Current liabilities
Accrued expenses and other liabilities	159	809
Amount due to subsidiaries	2,255	2,348

Total current liabilities	2,414	3,157

Total liabilities	2,414	3,157

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2012 and 2013; Authorized - 480,000,000 shares at September 30, 2012 and 2013; Issued and outstanding – 134,386,849 and 135,532,141 shares at September 30, 2012 and 2013, respectively)	13	14
Additional paid-in capital	61,777	46,742
Accumulated other comprehensive income	4,922	6,295
Retained earnings/(Cumulative deficits)	(2,095)	11,469

Total equity	64,617	64,520

Total liabilities and equity	67,031	67,677

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	For the years ended September 30,
	2011	2012	2013
	US$	US$	US$

Cost of revenues	(1,999)	(37)	(56)
Selling expenses	(678)	(16)	(47)
General and administrative expenses	(4,209)	(1,033)	(1,556)

Operating loss	(6,886)	(1,086)	(1,659)
Equity in income of subsidiaries and variable interest entities	2,819	9,124	15,215
Finance cost	265	171	8

Net (loss)/income	(3,802)	8,209	13,564

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended September 30,
	2011	2012	2013
	US$	US$	US$

Net (loss)/income	(3,802)	8,209	13,564
Other comprehensive income (loss):
Foreign currency translation adjustment	1,822	701	1,373

Total comprehensive income	1,980	8,910	14,937

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENT OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	China Distance Education Holding Limited shareholders
						Total China
				Accumulated	Retained	Distance Education
	Number of		Additional	other	earnings/	Holding Limited
	ordinary	Ordinary	paid-in	comprehensive	(Cumulative	shareholders’
	shares	shares	capital	income	deficits)	equity
		US$	US$	US$	US$	US$

Balance as of September 30, 2010	136,932,849	14	79,075	2,399	(6,502)	74,986
Net loss for the year	—	—	—	—	(3,802)	(3,802)
Foreign currency translation adjustments	—	—	—	1,822	—	1,822
Repurchase of ordinary shares	(9,223,188)	(1)	(8,137)	—	—	(8,138)
Options exercised	91,012	—	75	—	—	75
Stock-based compensation expense - stock options (Note 23)	—	—	6,024	—	—	6,024
Acquisition of noncontrolling Interest of Gaokao retake business (Note 3)	—	—	911	—	—	911
Acquisition of noncontrolling Interest of start-up training business (Note 3)	—	—	856	—	—	856

Balance as of September 30, 2011	127,800,673	13	78,804	4,221	(10,304)	72,734
Net income for the year	—	—	—	—	8,209	8,209
Foreign currency translation adjustments	—	—	—	701	—	701
Repurchase of ordinary shares	(1,285,464)	—	(993)	—	—	(993)
Options exercised	7,871,640	—	3,981	—	—	3,981
Stock-based compensation expense - stock options (Note 23)	—	—	141	—	—	141
Dividends (Note 24)	—	—	(16,268)	—	—	(16,268)
Loan to optionees in connection with exercise of options	—	—	(3,888)	—	—	(3,888)

Balance as of September 30, 2012	134,386,849	13	61,777	4,922	(2,095)	64,617
Net income for the year	—	—	—	—	13,564	13,564
Foreign currency translation adjustments	—	—	—	1,373	—	1,373
Repurchase of ordinary shares	(67,100)	—	(93)	—	—	(93)
Options exercised	987,392	1	602	—	—	603
Stock-based compensation expense (Note 23)	225,000	—	625	—	—	625
Dividends (Note 24)	—	—	(16,056)	—	—	(16,056)
Loan to optionees in connection with exercise of options	—	—	(113)	—	—	(113)

Balance as of September 30, 2013	135,532,141	14	46,472	6,295	11,469	64,520

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	For the years ended September 30,
	2011	2012	2013
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(3,802)	8,209	13,564
Adjustments to reconcile net income to net cash used in operating activities:
Equity in profit of subsidiaries and variable interest entities	(2,819)	(9,124)	(15,215)
Share-based compensation	6,024	141	625
Increase in accrued expenses and other liabilities	47	22	650
Decrease in amounts due from subsidiaries	4,033	10,318	6,262
Increase (decrease) in prepayments and other assets	56	(36)	15
Increase in amounts due to a subsidiary	3	16	93

Net cash generated in operating activities	3,542	9,546	5,994

Repurchase of ordinary shares	(8,138)	(993)	(93)
Proceeds from share options exercised by employees	75	3,981	603
Loan to optionees in connection with exercise of options	—	(3,888)	(408)
Repayment of loan to optionees in connection with exercise of options	—	—	295
Dividends paid to shareholders	—	(16,268)	(16,056)

Net cash used in financing activities	(8,063)	(17,168)	(15,659)
Net decrease in cash and cash equivalents	(4,521)	(7,622)	(9,665)
Cash and cash equivalents at beginning of the year	24,141	19,620	11,998

Cash and cash equivalents and end of the year	19,620	11,998	2,333

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIE.

The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries, VIE and VIE’s subsidiaries were over the 25% of the consolidated net assets of the Group as of September 30, 2013.

2.	INVESTMENTS IN SUBSIDIARIES AND VIE

In its consolidated financial statements, the Parent Company consolidates the results of operations and assets and liabilities of its subsidiaries, VIE and VIE’s subsidiaries, and inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company’s standalone financial statements, its investments in subsidiaries are reported using the equity method of accounting as a single line item and the Parent Company’s share of income from its subsidiaries are reported as the single line item of equity in income of subsidiaries and variable interest entities.

The Parent Company carried the investments in subsidiaries and VIE at $45,836 and $62,424 at September 30, 2012 and 2013, respectively.

The Parent Company’s share of equity in income in subsidiaries and the VIE recognized in years ended September 30, 2011, 2012 and 2013 was $2,819, $9,124 and $15,215, respectively.