Form 20-F
period 2014-09-30
China Distance Education Holdings LTD
filed 2015-01-26
CIK 1438644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2014

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:142,752,873 ordinary shares. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended September 30, 2012, 2013 and 2014 and audited consolidated balance sheet data as of September 30, 2013 and 2014.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and growth strategies;

•	our future prospects and market acceptance of our courses and other products and services;

•	our future business development and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	projected enrollment numbers;

•	our plans to expand and enhance our courses and other products and services;

•	competition in the education and test preparation markets; and

•	Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

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

Market Data and Forecasts

This annual report also contains data related to China’s education, professional education, test preparation and self-education markets that include projections based on a number of assumptions. These markets may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business prospects, results of operations and the market price of our ADSs. In addition, the relatively new and rapidly changing nature of these markets subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

A. Selected Consolidated Financial Data

The selected consolidated statements of operations data for the fiscal years ended September 30, 2012, 2013 and 2014 and the selected consolidated balance sheets data as of September 30, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended September 30, 2010 and 2011 and the selected consolidated balance sheets data as of September 30, 2010, 2011 and 2012, are derived from our audited consolidated financial statements, which are not included in this annual report. The following information should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Years Ended September 30,
	2010	2011	2012	2013	2014
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	23,982	30,788	40,281	58,573	80,545
Books and reference materials	3,939	4,743	4,438	5,129	6,392
Others	4,658	6,033	7,383	7,658	10,259

Total net revenues	32,579	41,564	52,102	71,360	97,196

	Years Ended September 30,
	2010	2011	2012	2013	2014
	(In thousands of $, except share, per share and per ADS data)
Cost of sales:
Cost of services (5)	(13,283)	(16,840)	(20,494)	(27,073)	(35,187)
Cost of tangible goods sold	(2,070)	(2,794)	(2,587)	(2,844)	(4,616)

Total cost of sales	(15,353)	(19,634)	(23,081)	(29,917)	(39,803)

Gross profit	17,226	21,930	29,021	41,443	57,393
Operating expenses:
Selling expenses (5)	(7,176)	(9,771)	(11,337)	(15,673)	(21,445)
General and administrative expenses (5)	(10,535)	(12,221)	(8,248)	(9,806)	(11,645)
Impairment of purchased call option	(162)	(1,115)	—	—	—

Total operating expenses	(17,873)	(23,107)	(19,585)	(25,479)	(33,090)
Other operating income	74	603	58	59	253

Operating income (loss)	(573)	(574)	9,494	16,023	24,556
Interest income (expense), net	458	883	1,119	1,415	2,673
Exchange gain (loss)	(66)	(143)	(40)	(77)	232

Income (loss) before income taxes	(181)	166	10,573	17,361	27,461
Less: Income tax expense	(575)	(971)	(2,600)	(3,797)	(4,052)

Net income (loss) from continuing operations	(756)	(805)	7,973	13,564	23,409
Net loss of continuing operations attributable to noncontrolling interest	911	303	—	—	—

Net income (loss) from continuing operations attributable to China Distance Education Holdings Limited	155	(502)	7,973	13,564	23,409
Net income (loss) from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	(2,053)	(3,300)	236	—	—

Net income (loss) attributable to China Distance Education Holdings Limited	(1,898)	(3,802)	8,209	13,564	23,409

Net income (loss) per ordinary share:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.00	0.00	0.06	0.10	0.17
Basic from discontinued operations	(0.01)	(0.03)	0.00	—	—
Basic	(0.01)	(0.03)	0.06	0.10	0.17
Diluted from continuing operations	0.00	0.00	0.06	0.10	0.17
Diluted from discontinued operations	(0.01)	(0.03)	0.00	—	—
Diluted	(0.01)	(0.03)	0.06	0.10	0.17
Net income (loss) per ADS:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders (1)
Basic from continuing operations	0.00	(0.01)	0.24	0.40	0.67
Basic from discontinued operations	(0.06)	(0.10)	0.01	—	—
Basic	(0.06)	(0.11)	0.25	0.40	0.67
Diluted from continuing operations	0.00	(0.01)	0.24	0.40	0.67
Diluted from discontinued operations	(0.06)	(0.10)	0.01	—	—
Diluted	(0.06)	(0.11)	0.25	0.40	0.67
Weighted average shares used in calculating net income (loss) per share:
Basic	138,232,493	133,571,727	133,996,737	135,174,562	139,613,967
Diluted	138,232,493	133,571,727	134,363,108	136,399,233	140,497,204
Other Consolidated Financial Data from Continuing Operations:
Gross Margin (2)	52.9%	52.8%	55.7%	58.1%	59.0%
Operating Margin (3)	(1.8)%	(1.4)%	18.2%	22.5%	25.3%
Net Margin (4)	0.5%	(1.2)%	15.3%	19.0%	24.1%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents operating income (loss) as a percentage of net revenues.
(4)	Net margin represents net income (loss) from continuing operations as a percentage of net revenues.
(5)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	Years Ended September 30,
	2010	2011	2012	2013	2014
	(in thousands of $)
Cost of services	1,787	1,999	37	56	—
Selling expenses	567	678	16	47	—
General and administrative expenses	2,033	3,347	88	522	503

Total share-based compensation expenses	4,387	6,024	141	625	503

	As of September 30,
	2010	2011	2012	2013	2014
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	57,305	49,738	49,723	71,919	118,075
Term deposits	—	7,839	7,956	817	5,702
Restricted cash	2,906	2,676	6	6	16,637
Total assets	95,971	93,878	89,986	105,994	171,629
Deferred revenue	7,545	7,861	9,450	17,143	23,423
Refundable fees	1,564	2,580	3,524	4,300	5,199
Total liabilities	18,948	21,144	25,369	41,474	73,219
Total China Distance Education Holdings Limited shareholders’ equity	74,986	72,734	64,617	64,520	98,410
Total liabilities and equity	95,971	93,878	89,986	105,994	171,629

Exchange Rate Information

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the Federal Reserve Bank of New York. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB6.1380 to $1.00, the noon buying rate in effect as of September 30, 2014. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On January 16, 2015, the noon buying rate was RMB6.2065 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Renminbi per U.S. dollars Noon Buying Rate
	Average (1)	Low	High	Period End
Fiscal year ended September 30, 2010	6.8112	6.8330	6.6869	6.6950
Fiscal year ended September 30, 2011	6.5356	6.6912	6.3778	6.3780
Fiscal year ended September 30, 2012	6.3376	6.3879	6.2790	6.2848
Fiscal year ended September 30, 2013	6.1857	6.2877	6.1123	6.1200
Fiscal year ended September 30, 2014	6.1479	6.2591	6.0402	6.1380
Most recent six months:
August 2014	6.1541	6.1793	6.1395	6.1430
September 2014	6.1382	6.1495	6.1266	6.1380
October 2014	6.1251	6.1385	6.1107	6.1124
November 2014	6.1249	6.1429	6.1117	6.1429
December 2014	6.1886	6.2256	6.1490	6.2046
January 2015 (through January 16, 2015)	6.2056	6.2201	6.1870	6.2065

Source: Federal Reserve Bank of New York and U.S. Federal Reserve

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

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

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the healthcare, engineering & construction, law and other industries, as well as participants of online courses for self-taught learners seeking higher education and other forms of online and offline education. In addition to regular classes, we have also introduced, in the past few years, “elite” classes and “premium” classes within some of our most popular course offerings to better serve the needs of high-end course participants. The profitability of the elite and premium classes may be subject to risks given that the course participants enjoy refund or discount privileges if certain pre-agreed conditions are met. We also offer business start-up training courses, which are subsidized by the PRC government, the profitability of which may be subject to risks given that the subsidy we are entitled to receive from the government in certain provinces and cities may be reduced if certain stipulated conditions in the government’s subsidy policies are not met. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

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

Technology standards in Internet and value-added telecommunications services and products in general, and in online education services in particular, may change over time. If we fail to anticipate and adapt to such technological changes, our market share and our business development could suffer, which in turn could have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks relating to new courses, services and products, our business may be materially and adversely affected.

Our business depends on the continued success of our key brands and the further enhancement of our newer brands. If we fail to maintain and enhance recognition of our brands, we may face difficulty in obtaining new business partners and course participants, and our business reputation and operating results may be harmed.

We believe that market awareness of our key brands, “Chinaacc” and “med66.com,” have contributed significantly to the success of our business. Maintaining and enhancing these key brands, further improving our brands in other industries and introducing new brands are critical to our efforts to grow our course participant base and attract additional business partners. We may need to incur significant marketing and promotion costs to maintain and enhance our brands. Failure to maintain and enhance recognition of our brands could have a material and adverse effect on our business, operating results and financial condition.

Our business could be adversely affected if there are changes in the perceived difficulty, requirements or formats of professional examinations, courses and continuing education in China, or if certain professional qualifications and certificates are cancelled by the government authorities.

We provide online professional education and test preparation courses relating to the accounting, healthcare, engineering & construction, law and other industries. In addition, we also provide online professional continuing education courses relating to the accounting, healthcare and engineering & construction industries. We have obtained approval and exclusive rights to offer self-taught study process monitoring programs in certain provinces and cities, to allow learners to earn up to 30% of the credits they need to obtain post-secondary self-taught education degrees. If there is any material change to the perceived difficulty, requirements or formats of examinations, courses and continuing education in our course offerings, and we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, the demand for, and relevance of, our courses and training materials may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

In addition, if competent government authorities decide to cancel certain professional qualifications or certificates, our business relating to relevant course offerings would be materially and adversely affected. For example, the PRC State Council promulgated a decision in August 2014, pursuant to which various professional qualifications or certificates, including the Registered Tax Agent and Certified Asset Appraiser Qualification, were cancelled or replaced with a qualification evaluation system administered by the State Council. As a result, the number of our students enrollments and, therefore, revenues generated from our course offerings for these professional qualifications or certificates are expected to be adversely affected. If there are any material changes in the professional qualification licensing and identification in our course offerings, and we are unable to address these changes in a timely manner, our revenue generated from related course offerings may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

Changes in the government authorities’ subsidy policy with respect to our business start-up training courses could adversely affect our financial condition and results of operations.

We provide business start-up training courses, which are sponsored by government authorities, to university students and job seekers using materials prepared in accordance with requirements of the relevant government authorities in various provinces and cities. We do not charge fees to course participants enrolled in our business start-up training courses; instead, we receive payments from the relevant government authorities for courses provided. Our net revenue generated from such courses is conditioned on our ability to meet the government stipulated conditions under the subsidy policies, which is determined by the government authorities’ assessment of the passage rate of our course participants’ business proposals as evaluated by such authorities, as well as the business start-up rate and employment rate of our course participants. If there are any material changes to the government subsidy policy, and we are unable to meet the newly stipulated conditions or to address these changes in a timely manner, our revenue generated from this course offering may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

Our business is dependent on our lecturers comprised primarily of academics and experienced practitioners within their respective industries who are typically engaged on a part-time contractual basis.

The vast majority of our lecturers are academics from post-secondary educational institutions and experienced practitioners within their respective industries in China who typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. The popularity and effectiveness of our courses depend, in part, on the teaching ability of these lecturers and their reputation as skilled lecturers. Consequently, our reputation and operating results could be adversely affected if we fail to attract qualified lecturers or to maintain or improve the quality of our lectures. For example, if our lecturers fail to deliver quality lectures as a result of inadequate devotion of their time and energy to our courses or for other reasons, our business may be adversely affected. In addition, as the online education industry grows and matures, we may face increasing competition from our competitors for lecturers with good reputations and effective teaching skills, and on whom we rely for delivering quality services and to maintain and promote our leading market position. Additionally, our lecturers may join our competitors or set up competing businesses after they discontinue their relationship with us, which could further adversely affect our operating results. Furthermore, China has promulgated certain regulations prohibiting post-secondary teachers from engaging in part-time jobs that may have an adverse effect on their primary teaching posts and prohibiting public school teachers working in primary and secondary education institutions from engaging in part-time jobs to provide tutoring services. If our lecturers choose to, or are forced to, discontinue their relationship with us to comply with the relevant regulations, we will need to seek new lecturers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all.

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

Mr. Zhengdong Zhu, our chairman, chief executive officer and co-founder of our business, has played an important role in the growth and development of our business since its inception, and a loss of his services in the future could severely disrupt our business and negatively affect investor confidence in us, which may also cause the market price of our ADSs to decline.

Mr. Zhengdong Zhu, our chairman, chief executive officer and co-founder of our business, has played an important role in the growth and development of our business since its inception. To date, we have relied heavily on Mr. Zhu’s expertise in, and familiarity with, our business operations, his relationships with our employees, and his reputation in the online education industry. In addition, Mr. Zhu continues to be primarily responsible for formulating our overall business strategies and spearheading the growth of our operations. If Mr. Zhu were unable or unwilling to continue in his present positions, we may not be able to easily replace him and may incur additional expenses to identify and train his successor. In addition, if Mr. Zhu were to join a competitor or form a competing business, it could severely disrupt our business and negatively affect our financial condition and results of operations. Although Mr. Zhu is subject to certain non-compete restrictions during his employment with us and for a period of two years thereafter, we cannot assure you that such restrictions will be enforced under PRC law. Moreover, even if the departure of Mr. Zhu from our company would not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that his departure could severely damage our business and operations and could negatively affect investor confidence in us, which may cause the market price of our ADS to decline. We do not maintain key man insurance on Mr. Zhu.

Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of our outstanding ordinary shares and, as a result, he has significantly greater influence over us and our corporate actions relative to our public shareholders and his interests may not be aligned with the interests of other shareholders.

As of December 31, 2014, our co-founder and chief executive officer, Mr. Zhu, beneficially owned 62,649,481 ordinary shares or approximately 43.4% of our outstanding ordinary shares. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of most corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

We face competition from providers of traditional offline education, training and test preparation services, and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation market. The provision of professional education and test preparation courses over the Internet is a relatively recent concept. Although online education is increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally more widely accepted. We therefore compete with traditional offline educational institutions and training centers in the various disciplines in which we offer courses. As most of our courses are conducted solely online, if the preference for traditional forms of education and training persists or increases, we may not be able to compete effectively with competitors engaging in traditional forms of education and training. In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the international competitors’ technology and experience developed in their home markets.

Our present and future competitors may have longer operating histories, and greater financial, technical, marketing and other resources. They may be able to devote more resources to the development and promotion of their courses and services, and may be able to react more quickly to changing course participant requirements and demands, deliver competitive services at lower prices or respond to new technologies, trends or user preferences more effectively than we can. They may be able to offer services and products with better performance and prices than ours with the result that their services and products may gain greater market acceptance than ours. They may also offer free promotional services and products in connection with their marketing campaigns or significantly lower the prices for their services and products in order to attract course participants and capture additional market share. There is no assurance that we will be able to compete effectively with such present and future competitors or to adjust effectively to changing market conditions and trends. Our failure to compete effectively could erode our market share, result in fewer course participants, or lead to price reductions or increased spending for marketing and promotion of our courses, any of which may materially and adversely affect our profitability.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.

We have experienced and expect to continue to experience seasonality in revenues primarily due to seasonal changes in course enrollments and the timing of various exams. As the majority of our course participants take non-refundable courses relating to the main professional exams, which are typically held in May, June, September and October (May and September prior to fiscal year 2012), we typically experience higher revenues in the second half of each fiscal year. With respect to our refundable courses, which also primarily relate to the main professional exams, we typically experience higher revenues in the first half of each fiscal year (quarters ended March 31 and September 30 prior to fiscal year 2012). Additionally, as the majority of our course participants for professional continuing education courses take such courses in the second half of the calendar year, we typically experience higher revenues during the quarters ending September 30 and December 31 of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. Furthermore, our revenues may be significantly affected by the timing of various exams. For example, the 2012 Elementary Level and Intermediate Level Accounting Professional Qualification Exams, which were originally scheduled to be held in May 2012 were postponed to October 2012. As a result, refundable fees relating to such exams were not recognized as revenue in the fourth fiscal quarter ended September 30, 2012 and were instead recognized in the quarter ended December 31, 2012. The 2015 Elementary Level Accounting Professional Qualification Exams is scheduled to be held in May 2015 again, and the 2015 Intermediate Level Accounting Professional Qualification Exams is scheduled to be held in September 2015. In addition, as the mix of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become even more pronounced. For more details, see “Item 4.B. Business Overview — Seasonality.”

Higher labor costs, inflation and implementation of stricter labor laws in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of social development and increasing inflation in China. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6% and 2.6% in 2012 and 2013, respectively. The average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our course participants by increasing prices for our services or improving the utilization of our teachers and our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.

We believe that our copyrights, trademarks and other intellectual property are essential to our success. We depend to a large extent on our ability to develop and maintain the intellectual property rights relating to our technology and products. We have devoted considerable time and energy to the development and improvement of our websites, our online training platform and our training courses and materials.

We rely primarily on copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties have, in the past, pirated our books and other course materials and may in the future infringe upon or misappropriate our other intellectual property. Infringement upon, or misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or operating results. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to infringement claims by third parties or held liable for defamation or negligence to third parties for information displayed on, retrieved from or linked by our websites, for the content of the books and reference materials or marketing materials that we or our lecturers publish or distribute or for information delivered or shared through our services, which could disrupt our business and cause us to incur substantial legal costs, or damage our reputation.

We cannot assure you that our services and products do not or will not infringe any intellectual property rights held by third parties. We have in the past, in the ordinary course of business, experienced claims for intellectual property infringement, none of which has had a material effect on our business. We cannot assure you that in the future we will not receive claims of infringement of third parties’ proprietary rights or claims for indemnification resulting from infringement arising from our services or products. We may also become subject to claims that content on our websites or in the books and reference materials or marketing materials that we or our lecturers publish or distribute is protected by third parties’ copyrights or trademark.

In addition, as a provider of Internet content and other value-added telecommunications services, we may face liability for defamation, negligence and other claims based on the nature and content of the materials displayed on our websites or delivered or shared through our services. We could also be subject to claims based on content accessible on our websites or through our networks, such as content and materials posted by visitors on message boards, online communities, or emails. By providing hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party websites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us.

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

Public concerns over the security and privacy of electronic settlement, online transmittal and communications have to some extent constrained the rapid development and expansion of online transactions. If these concerns are not adequately addressed, they will restrict the growth of value-added telecommunications services generally and in particular the use of the Internet as a means of conducting commercial transactions. If a well-publicized breach of security were to occur, general usage of value-added telecommunications services could decline, which could reduce our visitor traffic and the number of course participants, and impede our growth. We are continuously vigilant about protecting and improving our cyber security and have not experienced any material cyber attacks on our information technology systems. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft or misuse of personal data of our course participants. Further, security breaches could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation and ability to attract or retain course participants. In addition, we do not have any cyber security insurance coverage for our operations, and any material cyber attack on our information technology systems and our online education websites could expose us to substantial costs and losses.

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

We also rely on China Telecommunications Corporation, or China Telecom, China United Network Communications Group Co., Ltd., or China Unicom, and China Mobile Communications Corporation, or China Mobile, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the telecommunications networks of China Telecom, China Unicom and China Mobile or if they otherwise fail to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues.

Furthermore, we have no control over the costs of services provided by China Telecom, China Unicom and China Mobile. If the prices that we pay for telecommunications and Internet services rise significantly, our gross profit and net income could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our visitor traffic may decrease, which in turn may harm our revenues.

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

We adopted our Share Incentive Plan in April 2008, or the Prior Plan, under which we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2014. We adopted in July 2008, and amended and restated in February 2009 and May 2012, respectively, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 17,944,379 ordinary shares as of September 30, 2014, plus an automatic annual adjustment. Pursuant to the New Plan, we had granted options for the purchase of a total of 3,162,500 ordinary shares, and issued 507,143 restricted shares, to selected directors, and employees as of September 30, 2014. In addition, we have reduced the exercise price of certain options under our Prior and New Plans in the past. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plan.” In connection with the share options we granted and restricted shares we issued, we incurred $0.1 million, $0.6 million and $0.5 million of share-based compensation expenses in the fiscal years ended September 30, 2012, 2013 and 2014, respectively. The expenses associated with options granted and restricted shares issued under the share incentive plans may continue to impact our future results of operations. In addition, if we grant additional options, restricted shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), has adopted rules requiring every public company to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to our annual report on Form 20-F for the fiscal year ended September 30, 2014.

Our management has concluded that our internal control over financial reporting was effective as of September 30, 2014. Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of September 30, 2014. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, foreign investors in most areas of the PRC (including the areas where we have operations) are not allowed to own more than 50% equity interests in any entity conducting Internet content distribution business.

Because we are a Cayman Islands company and we hold the equity interests of our PRC subsidiaries indirectly through China Distance Education Limited, a Hong Kong company, or CDEL Hong Kong, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among CDEL Hong Kong, our two PRC subsidiaries, Beijing Champion Distance Education Technology Co., Ltd., or Champion Technology and Beijing Champion Education Technology Co., Ltd. or Champion Education Technology, our affiliated PRC entity, Beijing Champion and its shareholders. Beijing Champion is a PRC limited liability company 79% owned by Zhengdong Zhu, our chairman and chief executive officer and a major shareholder, and 21% owned by Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. Beijing Champion holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of China’s Ministry of Industry and Information Technology, or MIIT (formerly known as the Ministry of Information Industry), which allows Beijing Champion to provide Internet content distribution services. Each of Beijing Caikaowang Company Limited, or Caikaowang, Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge, and Beijing Zhengbao Yucai Education Technology Co., Ltd., or Zhengbao Yucai, is a subsidiary of Beijing Champion, and holds an ICP license issued by the Beijing Telecommunications Administration Bureau. In addition, Beijing Champion holds a Permit of Internet Cultural Activities issued by the Beijing Municipal Bureau of Culture, which permits Beijing Champion to engage in production and dissemination of musical and entertainment products and animated products through the Internet. The ICP licenses and other approvals held by Beijing Champion and its subsidiaries are essential to the operation of our business.

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

Furthermore, if our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries and Beijing Champion or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries or Beijing Champion or its subsidiaries, which business and operating licenses are essential to the operation of our business;

•	levying fines;

•	confiscating our income, the income of our PRC subsidiaries or that of Beijing Champion or its subsidiaries;

•	shutting down our servers or blocking our websites;

•	discontinuing or restricting our operations or the operations of our PRC subsidiaries or Beijing Champion or its subsidiaries;

•	imposing conditions or requirements with which we, our PRC subsidiaries or Beijing Champion or its subsidiaries may not be able to comply;

•	requiring us, our PRC subsidiaries or Beijing Champion or its subsidiaries to restructure our relevant ownership structure, operations or contractual arrangements; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

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

According to our PRC counsel, as our contractual arrangements were established in 2004, the new security review system shall not apply to our contractual arrangements. We cannot guarantee, however, that the Ministry of Commerce will not promulgate additional implementing rules or new rules that will bring our contractual arrangements under the scope of the security review system. Moreover, according to a press conference held by the Ministry of Commerce on September 20, 2011, there are no specific laws or regulations governing contractual arrangements like the ones that we employ, but the Ministry of Commerce together with other authorities would study how to regulate them in the future. Hence, we cannot assure you that our contractual arrangements will not be subject to new regulations that will be issued by relevant regulatory authorities and that such new regulations will not have a material adverse effect on our existing structure.

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

PRC laws and regulations restrict foreign ownership in Internet-related content distribution businesses. Because of these restrictions, we conduct our business and derive related revenues through contractual arrangements among CDEL Hong Kong, our PRC subsidiaries, Beijing Champion, and its shareholders, Mr. Zhengdong Zhu and Ms. Baohong Yin. We have no direct ownership interest in Beijing Champion. These contractual arrangements may not be as effective in providing us with control over Beijing Champion as direct ownership. If we were the controlling shareholder of Beijing Champion with direct ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Beijing Champion fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, including contract remedies, which we cannot be sure would be effective. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

In addition, these contractual arrangements, including the Technical Support and Consultancy Services Agreement, Equity Pledge Agreements, Exclusive Purchase Rights Agreement, and the related Powers of Attorney, are governed by PRC law, and most of these agreements (excluding the Powers of Attorney) provide for the resolution of disputes through arbitration before the China International Economic and Trade Arbitration Center, or CIETAC, in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these arrangements would be resolved through arbitration before CIETAC or, in the case of disputes arising from the Powers of Attorney, through litigation in the PRC, in each case in accordance with PRC legal procedures. Furthermore, although CIETAC may award the same type of relief to the prevailing party in an arbitration proceeding as that granted by a court in a civil action, CIETAC does not have the authority to enforce arbitral awards. In the event that we prevail in an arbitration proceeding before CIETAC, we may nevertheless have to apply to a PRC court for the enforcement of the arbitral award relating to the contractual arrangements. The legal environment in the PRC may not be as developed as in some other jurisdictions, such as the United States. See “—General Risks Relating to Conducting Business in China —The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.” As a result, although the enforceability of the contractual arrangements may not be affected, the manner of enforcement may be unclear. In the event that we are unable to enforce these contractual arrangements to the fullest extent, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business would be materially and adversely affected.

Pursuant to the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, Mr. Zhengdong Zhu and Ms. Baohong Yin agree to pledge their equity interests in Beijing Champion to us to secure Beijing Champion’s performance of its obligations under the relevant contractual arrangements. The equity pledges under these Equity Pledge Agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Beijing Champion or its shareholders fails to perform its obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of Beijing Champion in an auction or private sale and remit the proceeds to us, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Beijing Champion.

The shareholders of Beijing Champion may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Zhengdong Zhu and Ms. Baohong Yin are husband and wife, and shareholders of Beijing Champion, holding equity interests of 79% and 21%, respectively. The interests of Mr. Zhu and Ms. Yin as shareholders of Beijing Champion may differ from our interests. Although both of Mr. Zhu and Ms. Yin have given undertakings to act in the best interests of Champion Technology, we cannot assure you that when conflicts arise, these individuals will act in our best interests or that conflicts will be resolved in our favor. In addition, Mr. Zhu and Ms. Yin may breach or cause Beijing Champion and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have arrangements to address potential conflicts of interest Mr. Zhu or Ms. Yin may encounter in his or her capacity as a record owner and director of Beijing Champion, on the one hand, and as a beneficial owner and director of our company, on the other hand. We rely on Beijing Champion, Mr. Zhu and Ms. Yin to comply with the laws of China, which protect contracts, including the contractual arrangements among Beijing Champion, its subsidiaries, its shareholders and us, which provide that Mr. Zhu and Ms. Yin should act in the best interest of our company despite being record owners of Beijing Champion. We also rely on Mr. Zhu and Ms. Yin to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly, in good faith and in our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes among us, Beijing Champion, Mr. Zhu and Ms. Yin, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Contractual arrangements among us, our subsidiaries, subsidiary of Beijing Champion and Beijing Champion may be subject to scrutiny by the PRC tax authorities and a finding that we, subsidiary of Beijing Champion or Beijing Champion owe additional taxes could substantially reduce our consolidated net income.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among our subsidiaries, subsidiary of Beijing Champion and Beijing Champion do not reflect an arm’s length price and adjust the income of our subsidiaries, or that of Beijing Champion or its subsidiary by means of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Beijing Champion, which could in turn increase its respective tax liabilities without reducing tax expenses of our subsidiaries and subsidiary of Beijing Champion. In addition, the PRC tax authorities may impose late payment fees and other penalties on Beijing Champion for underpayment of taxes. Our consolidated net income may be materially and adversely affected if Beijing Champion’s tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

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

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. However, our PRC subsidiaries are required under PRC laws and regulations to allocate a portion of their annual after-tax profits, if any, to certain statutory reserves and funds prior to declaring and remitting dividends. For example, our PRC subsidiaries are required to allocate at least 10% of their after-tax profits to statutory reserves each year until such reserves reach 50% of their respective registered capital. Allocations to these statutory reserves and funds can be used only for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us.

If we lose control over the chops, seals or business licenses or private non-enterprise entity registration certificates of Beijing Champion and its subsidiaries, our business and operations could be materially and adversely affected.

Our PRC affiliated entity Beijing Champion and its subsidiaries have certain controlling non-tangible assets, such as chops, seals and their business licenses for entering into contracts, dealing with banks or taking certain official actions including registering any change to the composition of the board or senior management team with relevant PRC authorities.

Under the PRC law, legal documents for various transactions, including government filings, agreements and contracts, are executed using chops or seals of the signing entity or with the signature of the legal representative whose designation is registered and filed with the relevant industry and commerce administration authorities. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. Beijing Champion and its subsidiaries have four types of chops and seals: the entity chop, the contract chop, the legal representative seal and the finance chop. The entity chop is generally used for documents to be submitted to government agencies, such as applications for changing business scope, directors or entity name, and for other legal letters. The contract chop is used for executing leases and commercial contracts, including service contracts with our course participants. The legal representative seal is normally used for issuing checks. The finance chop is generally used for making and collecting payments, including, but not limited to issuing invoices. Beijing Champion’s and its subsidiaries’ business licenses are required to be presented for (i) application, registration and modification of other licenses and qualifications; (ii) opening bank accounts and (iii) purchase of real properties or motor vehicles.

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

Our procedures and measures may not be sufficient to prevent all instances of abuse or unauthorized actions. If we fail to maintain effective control over these controlling non-tangible assets for any reason, or if any of these controlling non-tangible assets were misused or misappropriated by the authorized users, whether as a result of labor disputes or other disputes, such persons’ malfeasance or any other reason, these controlling non-tangible assets may be used to (i) transfer assets of the affected entities without our approval, (ii) bind the affected entities with obligations against our interest which we would be forced to fulfill, (iii) obstruct the affected entities’ cash flow and financing, or (iv) prevent the affected entities from completing the required administrative procedures, which will result in the loss of such entities’ valid existence. If the legal representative or person designated with the responsibility to control the non-tangible assets of a local entity of Beijing Champion and its subsidiaries misuses or misappropriates the controlling intangible assets in any manner, or otherwise acts against our instruction in an effort to seize control over such entity, we would need to have a shareholder or board resolution to take legal actions to seek the return of these assets, apply to the relevant authorities for new chops, seals, business licenses or private non-enterprise entity registration certificates, or otherwise seek legal remedies against such person, which may be time-consuming and may not be sufficient or timely to remedy all the harms caused. During any period in which we lose effective control of the activities as a result of such loss of control over or misuse or misappropriation of these non-tangible assets, the business activities of the affected entity may be severely disrupted and we could lose the economic benefits of that aspect of Beijing Champion and its subsidiaries’ business, which may materially and adversely affect our overall business operations, our financial position and results of operations.

If any of our affiliated entities fails to obtain and maintain the licenses and approvals required to conduct its business in China, our business, financial condition and results of operations may be materially and adversely affected.

The Internet industry in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. Each of our affiliated entities including Beijing Champion, Caikaowang, Zhengbao Yucai and Champion Wangge is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. Our affiliated entities have obtained primary approvals including an ICP license for our 17 websites. These licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Our affiliated entities, however, may be required to obtain additional licenses, such as an Internet Publishing License for engaging in Internet publishing and an Internet News Information Services Provision Approval for engaging in distribution of news through the Internet. If any of our affiliated entities fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

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

Due to uncertainties with respect to the interpretation and application of the Internet Audio-Video Program Measures, each year, we and our PRC counsel consult the Beijing Branch of SAPPRFT, or Beijing SAPPRFT, which is the competent authority in Beijing to grant the License for Disseminating Audio-Video Programs through Information Network, regarding whether online education services providers like us that provide audio-video educational courses and programs through the Internet only to enrolled course participants should apply for the said license. Prior to 2011, the officials in Beijing SAPPRFT consistently conveyed to us that we were not required to apply for the said license as we only transmit audio-video educational courses and programs through the Internet to enrolled course participants instead of the general public. However, in January 2011, a joint administrative enforcement commission of the Beijing government (including Beijing SAPPRFT) issued a warning to us and fined us RMB6,000 ($897) for providing audio-video educational courses without obtaining the License for Disseminating Audio-Video Programs through Information Network. Thereafter, we submitted our application for such license to Beijing SAPPRFT. On August 1, 2011, Beijing SAPPRFT sent us an official response stating that it determined that we are not required to obtain the License for Disseminating Audio-Video Programs because our numerous education-related activities do not fall under the “Internet audio-visual services program.” We cannot guarantee that Beijing SAPPRFT will not change its position or that the reply will not be challenged by higher authorities in China, or that we will not be asked to obtain the said license again. If the regulatory authorities take any such action against us, it may materially and adversely affect our business. Moreover, if we are asked to re-register with relevant authorities or obtain the required license, we cannot assure you that our future application(s) will be approved by relevant authorities in a timely manner or at all. If we are subsequently required to and are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites.

China has enacted laws and regulations governing Internet access and the distribution of news, information, audio-video programs and other content, as well as products and services, through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems in violation of PRC laws and regulations. Under regulations promulgated by the State Council, MIIT, the State Press and Publication Administration and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things:

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

Evolution of and uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely impact our corporate structure and business and limit the legal protections available to you and us.

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, Champion Technology and Champion Education Technology, are wholly foreign-owned enterprises, and both are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our PRC affiliated entities, Beijing Champion, Caikaowang, Champion Wangge, Beijing Haidian District Champion Training School, or Champion Training School, and Zhengbao Yucai, are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, the Ministry of Commerce published the draft Foreign Investment Law for public comments on January 19, 2015, with the intention of reducing regulation of foreign investment in general while also attempting to regulate new types of foreign investment in China, including those utilizing variable interest entity structure. We utilize variable interest entities in our group structure and may be subject to stricter regulation if the Foreign Investment Law comes into effect. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the education sector, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could adversely impact our corporate structure and business and limit the legal protections available to us and other foreign investors.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it further expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar.

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

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology and affiliated entities, Beijing Champion and Zhengbao Yucai, could materially increase our tax liabilities.

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

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementation rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Champion Technology, an enterprise established before the promulgation date of the EIT Law, continued to enjoy its preferential treatment under the phase-out rules, whereas Champion Education Technology, established after the promulgation date, was no longer entitled to its preferential treatment as of January 1, 2008. The EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. Champion Education Technology no longer qualified for the 15% reduced tax rate under the new criteria and became subject to the statutory 25% EIT rate as of January 1, 2008. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the EIT Law on December 24, 2008 with a valid period of three years starting from January 1, 2008 and renewed the certificates in 2011 for another three years. Beijing Champion and Champion Technology have successfully obtained renewed qualification certificates of high and new technology enterprises upon the expiration of such certificates in 2014. As a result, Beijing Champion was and will be subject to the tax rate of 15% from 2008 through 2016. Champion Technology was subject to the tax rate of 7.5% for 2008 through 2009 and was and will be subject to 15% from 2010 through 2016. In addition, Zhengbao Yucai obtained the qualification certificate of high and new technology enterprise under the EIT Law on November 12, 2012 with a valid period of three years starting from January 1, 2012. As a result, Zhengbao Yucai was subject to the tax rate of 15% from 2012 through 2014. The continued qualification of a high and new technology enterprise will be subject to annual evaluation and a three-year review by the relevant government authority in China. The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Beijing Champion, Champion Technology and Zhengbao Yucai will continue to qualify as high and new technology enterprises under the EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application for such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiary, Champion Technology and affiliated entities, Beijing Champion and Zhengbao Yucai, could adversely affect our business, operating results and financial condition.

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

Our management is currently based in China and expected to remain in China. However, Circular 82 and Announcement 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider CDEL Cayman to be a PRC resident enterprise. However, the SAT may take the view that the determining criteria set forth in Circular 82 and Announcement 45 reflect general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that CDEL Cayman is a “resident enterprise” for PRC enterprise income tax purposes. The “resident enterprise” rule could be applied to CDEL Hong Kong as our intermediate holding company, Practice Enterprises Network China International Links Limited, or PENCIL, and DL Education Service, LLC, or DL Education with similar consequences. If the PRC tax authorities determine that CDEL Cayman, CDEL Hong Kong, PENCIL and DL Education are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, a dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to CDEL Cayman from our PRC subsidiaries through CDEL Hong Kong would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs are also subject to 10% withholding tax, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2014 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

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

Any loans we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have been registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to make loans to our PRC subsidiaries, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes may be uncertain. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Further, SAFE promulgated another circular (known as Circular 142) in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of a foreign invested enterprise. The circular clarifies that Renminbi converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investments unless otherwise permitted. In addition, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of the fund from offshore offerings to be closely examined and such fund to be settled in the manner described in the offering documents. Furthermore, it has come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version of Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties. Because our PRC affiliated entities are domestic PRC entities, we are not likely to finance their activities by means of direct capital contributions due to regulatory issues relating to foreign investment in the online education industry, as well as the licensing and other regulatory issues discussed in “Item 4.B. Information on the Company — Business Overview — Regulations.” Any loans we make to any of our PRC affiliated entities, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

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

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since SAFE Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the “PCAOB”, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the ‘‘big four’’ accounting firms (including our auditor) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to our auditor or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the SEC for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act and possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

All PRC corporate entities, including Champion Technology, Champion Education Technology, Beijing Champion and its subsidiaries, maintain corporate records and filings with industry and commerce administration authorities in the cities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution and information relating to penalties imposed.

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

It was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities had started strictly implementing the above restrictions and had significantly curtailed public access to corporate records and filings. There have also been reports that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publicly accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based U.S.-listed companies’ business operations in China may have a significant adverse effect on the overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

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

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues due to different reasons, earnings and cash flow, announcements of new investments, cooperation arrangements, acquisitions, cessation of business lines or legal dispute, declaration of dividends and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of September 30, 2014, there were 142,752,873 ordinary shares outstanding. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of September 30, 2014, there were 612,200 outstanding options to purchase ordinary shares, out of which 524,824 outstanding options have vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADS could decline.

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

Depending upon the value of our ADSs or ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year. We will be classified as a PFIC in any taxable year if either (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income.

Based on assumptions as to our projections of the value of our outstanding ADSs and ordinary shares and our expected use of the proceeds from the follow-on public offering and the other cash that we will hold and generate in the ordinary course of our business, we believe we were not a PFIC for the taxable year ended September 30, 2014. However, there can be no assurance that we will not be a PFIC in any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents.

We currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, which could affect our PFIC status in future years.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, and you are a U.S. taxpayer, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on the disposition or deemed disposition of your ADS or ordinary shares in a later year, even if we are not a PFIC in the year of disposition or distribution. Moreover, if we are classified as a PFIC in any taxable year in which you hold our ordinary shares, certain non-corporate U.S. shareholders would not be able to benefit from any preferential tax rate with respect to any dividend distribution received from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

A. History and Development of the Company

We commenced our business in China in July 2000. We incorporated China Distance Education Holdings Limited, or CDEL Cayman, in the Cayman Islands in January 2008. CDEL Cayman became our ultimate holding company in March 2008 after a series of restructurings in connection with our initial public offering in August 2008.

For additional information on our organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

We incurred capital expenditures of $2.7 million, $2.8 million and $2.0 million in the fiscal years ended September 30, 2014, 2013 and 2012, respectively. The amount of capital expenditures in the fiscal year ended September 30, 2014 related primarily to our expenditures on property, plant and equipment, and software. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see Item “5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures.”

Our ADSs are listed on the NYSE, under the symbol “DL.” On March 11, 2014, we completed a follow-on public offering of ADSs by us and certain selling shareholders. Through the follow-on public offering we issued and sold 1,500,000 ADSs and the selling shareholders sold an aggregate of 2,500,000 ADSs at the price of $21.00 per ADS. The net proceeds received by us, after deducting underwriting discounts and commissions and listing expenses payable by us, amounted to approximately $29.1 million. We did not receive any proceeds from the sale of the ADSs by the selling shareholders.

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

B. Business overview

Overview

Our mission is to be a life-long, comprehensive online education partner for professionals and other learners in China. In particular, we focus on helping professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses. We believe that we are the largest provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in 2014. As of September 30, 2014, our content library encompassed 245 course offerings, approximately 5,200 classes, and close to 21,000 hours of audio-video content across 13 subject areas.

Our online courses typically feature pre-recorded, high-definition audio-video lectures taught by experts within their respective fields. Lectures can be viewed either through streaming via the Internet or can be downloaded to various devices, including computers, tablets and smart phones. To enhance the learning experience, our online lectures are supplemented by our proprietary Learning Management System which tracks students’ individual study progress, enables students to record course notes, and enables students to collect incorrectly answered questions for future review and provides other content, such as course outlines, exercise questions, mock exams, and Frequently Asked Questions and Answers. In addition, we provide comprehensive course-related support services that include online tutoring and 24/7 customer service via our call center.

Our websites also generate significant user traffic. As of September 30, 2014, we had 30 million cumulative registered users, and we believe our websites were among the most visited websites in China’s education industry, as measured by 1.21 million total average daily unique visitors and 37.2 million average daily page views for our fiscal year ended September 30, 2014. As of September 30, 2014, we offered 54 downloadable and proprietary mobile applications and have had over 7.1 million downloads as of that date. We have a track record of successfully converting our user traffic into course enrollments and will continue to pursue opportunities to further monetize our user traffic and content library.

We focus our online professional education services in three main industries: accounting, healthcare and engineering & construction. In addition, we also offer other professional education courses, such as the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online.

As of September 30, 2014, we operated 18 websites, including our main website www.cdeledu.com and 17 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 77.3%, 82.1% and 82.9% of our net revenues in the fiscal years ended September 30, 2012, 2013 and 2014, respectively. In addition to traditional online courses, we also offer certain fee-based, mobile accounting and engineering & construction courses through an app available on Android and Apple iOS tablets and smart phones and began to offer fee-based, mobile courses for other disciplines, such as our healthcare and legal courses in the first quarter of fiscal 2015. Furthermore, we also sell books and reference materials, offer offline business start-up training courses and offline accounting and healthcare professional training, and provide courseware production services and platform production services for certain customers.

Our net revenues were $52.1 million, $71.4 million and $97.2 million in the fiscal years ended September 30, 2012, 2013 and 2014, respectively. We had net income of $8.2 million, $13.6 million and $23.4 million in the fiscal years ended September 30, 2012, 2013 and 2014, respectively. Our total course enrollments from continuing operations were 2,203,000, 2,700,000 and 3,238,000 for the fiscal years ended September 30, 2012, 2013 and 2014, respectively.

Our Online Education Services

We focus our online professional education services in three main industries: accounting, healthcare and engineering & construction. In addition, we offer other professional education courses, such as the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. The following table lists our key online course offerings as of September 30, 2014.

Discipline	Website	Contribution to Revenue (%)	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com	51.5%	28	2,157
	www.ck100.com
Healthcare	www.med66.com	17.6%	33	1,049
Construction Engineering	www.jianshe99.com	8.1%	35	569
Others		5.7%	149	1,414

Total		82.9%	245	5,189

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

In addition to traditional online courses, we also offer certain fee-based, mobile accounting and engineering & construction courses through an app on Android and Apple iOS tablets and smart phones and began to offer fee-based, mobile courses for other disciplines, such as our healthcare and legal courses in the first quarter of fiscal 2015. Our mobile courses employ a course format more suitable for smaller screens and shorter studying times. For example, our mobile accounting courses are organized by key knowledge points, each illustrated using a 10-minute lecture segment, and total video lengths are much shorter than our traditional online courses. In addition, our proprietary mobile learning system employs an intelligent exercise question databank. For certain classes, if a student answers any question incorrectly, our intelligent exercise question databank will automatically push similar questions to the course participant until he or she masters the relevant knowledge point.

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

•	Accounting Professional Qualification Examination. Persons who perform PRC accounting work in any organization in China are required to hold a certificate of accounting professional and to register with the relevant regional bureaus of the Ministry of Finance, or the MOF. This is the basic qualification requirement for accounting professionals in China.

•	Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations. The skill level and technical competence of accounting professionals in China are further measured by achieving certification at various levels within the profession. These levels are determined by the ability of accounting professionals to pass elementary, intermediate and advanced level accounting professional qualification examinations. Candidates who pass the exam are issued an accounting qualification certificate for their respective level from the MOF and the Ministry of Human Resources and Social Security, or the MOHRSS, jointly.

•	CPA Qualification Examination. Persons who act as certified public accountants in China are required to pass China’s CPA Qualification Examination. This exam is open to all candidates who hold at least an associate diploma or an intermediate level of accounting-related professional qualification certificate.

•	Continuing Education for Accounting Personnel. PRC regulations require persons holding Certificates of Accounting Professional and Certificates of Accounting Specialty and Technical Qualifications to undergo at least 24 hours of continuing education training each year. Failure to comply with these continuing education requirements can result in the suspension or cancellation of such certificate holders’ certifications.

•	Registered Tax Agent Qualification Examination. Prior to August 2014, only registered tax agents may carry out tax agency services, issue tax audit reports and handle tax procedures such as applications for tax registration with relevant authorities on behalf of business entities. Persons wishing to qualify as registered tax agents must pass the Registered Tax Agent Qualification Examination. In August 2014, the PRC State Council cancelled the Registered Tax Agent Qualification.

•	Certified Asset Appraiser Examination. Prior to August 2014, only certified asset appraisers may carry out valuations of state-owned and non-state-owned assets and provide consultancy and other valuation-related services. Persons wishing to qualify as certified asset appraisers must pass the Certified Asset Appraiser Examination. In August 2014, the PRC State Council promulgated a decision, pursuant to which the Certified Asset Appraiser Qualification was replaced with a qualification evaluation system administered by the State Council.

Healthcare Courses

We provide preparatory courses for a wide variety of healthcare professional exams. Currently, we offer courses mainly relating to four major nationwide healthcare exams:

•	National Practicing Medical Doctor Qualification Examination. This is administered by National Health and Family Planning Commission, or the NHFPC, and is the basic qualification requirement for doctors in China.

•	Healthcare Professional Technical Qualification Examination. This is jointly administered by the NHFPC and the MOHRSS. A person is eligible to apply for the Healthcare Professional Technical Qualification and work as a medical technician in China if he or she passes the qualification examination for all four subjects within two years.

•	National Pharmacist Qualification Examination. This is jointly administered by the MOHRSS and the China Food and Drug Administration. Licensed pharmacists in China are required to pass the National Pharmacist Qualification Examination, obtain the Licensed Pharmacist Qualification Certificate and register with the relevant authorities. Only those who pass the examination for all the subjects in two consecutive years will be deemed to have passed the examination.

•	National Nursing Qualification Examination. This is administered by the NHFPC, and is the basic qualification requirement for nurses in China.

Engineering & Construction Courses

We offer test preparation courses for engineering & construction professionals in China. Currently, we offer courses mainly relating to the following exams: Associate Constructor and Constructor Qualification Examinations, Construction Pricing Engineer Qualification Examination, Construction Supervisor Qualification Examination and Real Estate Appraiser Qualification Examination jointly administered by the Ministry of Housing and Urban-Rural Development and MOHRSS; Certified Safety Engineer Qualification Examination jointly administered by the State Administration of Work Safety and MOHRSS; and Consulting Engineer Qualification Examination jointly administered by the National Development and Reform Commission and MOHRSS.

We also offer online continuing education courses to engineering & construction professionals, including architects, cost estimators, equipment supervisors, real estate appraisers, realtor associates, urban planners and construction contract bidding agents, to help them meet government requirements and maintain their qualifications.

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

Open Learning Platform

We also operate an Open Learning Platform, our proprietary education platform that allows people to share their educational content primarily in professional development areas. While educational content such as lecture videos or PowerPoint illustrations can be freely uploaded and downloaded, the core of our Open Learning Platform focuses on audio-video lecture courses and practical job skills training. After passing our rigorous quality control standards, experts and scholars of various fields can either record their own lectures and post them on our Open Learning Platform website, www.chinatet.com, or deliver real-time audio-video courses supported by real-time online notes and illustrations. We offer coaching services to these lecturers and employ a user evaluation system to ensure that these courses meet our quality and effectiveness standards. We employ primarily a revenue-sharing scheme with Open Learning Platform contributors. Since the introduction of the Open Learning Platform in October 2012, we have amassed over 600,000 online courses as of September 30, 2014, which span various professional development areas, including accounting, healthcare, and engineering & construction. These courses include both live and pre-recorded courses, third-party developed courses as well as our own proprietary courses.

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

We offer elite classes for some of our most popular test-preparation courses, such as courses for the Elementary Level and Intermediate Level Accounting Professional Qualification Examination, the CPA Qualification Examination and other professional exams in the healthcare, engineering & construction and other industries. With our elite classes, course participants pay substantially higher course fees for better support services and substantially more interactive course participation. For example, after a key point is presented during a lecture, the lecture automatically pauses and a quiz relating to the point will pop up on the screen. If the course participant answers incorrectly, he or she can press replay to listen to the lecture again or proceed to the next one. This pop-up quiz feature ensures that course participants do not miss any of the important knowledge points that may be tested on exams. Moreover, our most experienced tutors work closely with elite class participants, and questions are responded to on a priority and expedited basis. In addition, a regular study monitoring report is generated by our support staff for each elite class participant to ensure that he or she is progressing satisfactorily in the course. After completing an elite class, if a participant fails to pass the relevant exam and certain pre-agreed conditions are met, the course participant may elect to receive a cash refund of the course fees paid or full credit towards future courses provided by us.

We also offer premium classes that cover the same courses as elite classes and provide similar levels of support services. Premium class participants, however, do not enjoy refund privileges. Instead, in general, if a participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course by paying discounted course fees for the following year or years.

We also provide course participants with a seven-day trial period for some of our foundation classes.

Course Fees and Payment Methods

We charge course fees on a per-class basis. Course participants may choose to take different classes offered under each subject according to their individual needs. Special package pricing is offered if a participant chooses to take more than one subject under a course. To promote the use of our online courses, we also offer course discounts to eligible course participants who are frequent users of our services. The discounts offered typically range from 10% to 30% off the stated course fees.

Payment for the course fees can be made through any one of the following methods:

•	online and mobile payment on computers, tablets or smart phones using credit or debit cards via third-party payment networks;

•	purchase of prepaid study cards;

•	remittance through a bank or post office; or

•	cash payment made at our offices.

Online and mobile payment using credit or debit cards via third-party payment networks is the most frequently used payment method. Pre-paid study cards is the second most popular payment option and are sold through regional sales agents at points of sale throughout China. The pre-paid study cards come with face values ranging from RMB10 ($1.6) to RMB500 ($81.5) and can be used to register for a single course or multiple courses. These pre-paid study cards typically have a two-year expiration date. Once course participants activate the pre-paid study cards, the face values of the cards are added to their registered accounts and are no longer subject to expiration.

Other Products and Services

Books and Reference Materials

We primarily sell proprietary books and reference materials related to our courses such as the Elementary Level and Intermediate Level Accounting Professional Qualification Examination, the CPA Qualification Examination, the National Practicing Medical Doctor Qualification Examination, Associate Constructor and Constructor Qualification Examinations and Construction Pricing Engineer Qualification Examination. To promote our online courses, we sometimes sell books and reference materials together with study cards, which allow course participants to take a certain number of online courses for no additional charge. Our proprietary books and reference materials are authored by lecturers teaching the relevant online courses. Pursuant to agreements with the lecturers, we own the copyright to these books and reference materials in almost all cases. We engage third-party publishers to publish our books and reference materials and distribute them through third-party bookstores and distributors across China, as well as through our online bookstore and our offices in Beijing.

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

Our Educational Content and Delivery

Course Creation

We have an extensive content library with 245 course offerings, approximately 5,200 classes, and close to 21,000 hours of audio-video content as of September 30, 2014. We place great emphasis on the quality of our courses and learning materials, both in terms of content and production quality to enhance course participants’ learning experience. Prior to developing a new course, we gather market intelligence to ensure that we are developing relevant and up-to-date courses. Once we gather enough market intelligence, we typically develop and produce most of our courses in-house by working with our lecturers with extensive industry and academic backgrounds. To develop high-quality courses, we employ a variety of measures including substantive content review and content approval at each stage of the course development process by our experienced personnel. We regularly update our existing courses, typically every year, to stay abreast of the latest examination trends and professional requirements. Although our lecturers participate in the development of the course materials, in almost all cases, we own all copyrights to our courses and course materials pursuant to contracts with our online lecturers.

We believe superior delivery of our courses and learning materials is important to attracting and retaining course participants. We record, digitize and edit most of the high-definition audio-video lectures used in our online courses on our own premises. We maintain 24 fully-equipped recording rooms to ensure the high-quality of the high-definition audio-video content and any graphics used in the lectures. Our editing department uses advanced high-definition audio-video editing software and equipment to eliminate breaks, pauses and unwanted noise from each lecture tape to further enhance the viewing and listening experience. All lectures are properly formatted and compressed to facilitate smooth transmission via streaming media and other Internet-based technologies. Our customer service team regularly seeks feedback on the quality of our courses from our course participants.

Our Lecturers

The vast majority of our lecturers are academics from renowned higher education institutions in China and experienced practitioners within their respective fields. They work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. The majority of them are obligated to conduct online lectures exclusively for us. They are not our employees, however, and typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. We have received positive feedback on these in-house lecturers from course participants and plan to continue to increase their numbers across all our course offerings in the future. The number of online lecturers actively producing online courses for us was 376, 385 and 341 in the fiscal years ended September 30, 2012, 2013 and 2014, respectively.

To ensure the quality of our lecturers, we have established a stringent selection and retention criteria and implemented ongoing evaluation procedures. We seek to engage lecturers who have a strong command of their respective disciplines and good communication skills. In particular, we seek lecturers capable of, and preferably experienced in, delivering effective instruction through the audio-video format. Our internal quality control personnel regularly monitor the teaching quality of each lecturer. We also collect feedback on the online lecturers from our course participants on a regular basis through multiple channels, including online teacher evaluations system, customer service calls, our online course comment book, and our online question and answer board. Based on this feedback, we provide ongoing training for lecturers and help them improve their online presentation skills.

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

Our Services to Students

Course-Related Support and Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We provide tutorial sessions, which allow course participants to interact with their lecturers and other course participants using their personal computers. To enhance the learning experience, we also maintain a well-trained pool of tutors knowledgeable about specific courses and exams to answer questions from course participants and to host tutorial sessions. For questions submitted by course participants, they are able to provide timely and accurate responses, usually within 24 hours after a question is submitted, through our online question and answer board. To ensure the accuracy of our responses, a senior tutor reviews all of the responses for our most popular courses before they are delivered to our course participants. We had 292 tutors as of September 30, 2014, of which 56 are part-time employees. To ensure that our tutors are suitably qualified to support our courses, we have established a stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experience and knowledge of various exams and subject matters. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter. We believe that our high-quality tutorial and learning support service is critical to enhancing the learning experience of our course participants.

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

General Customer Service

Our customer service representatives counsel potential and existing course participants on our courses and services, assist in course enrollment, process fee payments, conduct regular telephone customer surveys and provide other support services. They are available online and by email or phone, 24 hours a day, seven days a week. Our dedicated customer service team composed of 325 individuals as of September 30, 2014. We recruit our customer service personnel from candidates who have good communication skills and high customer service ethics and provide on-the-job training for our new recruits. We conduct ongoing evaluations of our customer service staff and provide periodic training to improve their skill set.

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

We have also extended our online courses from regular Internet-enabled desktop or laptop computers to Apple iOS, Android, and Windows tablets and smart phones. Once enrolled, participants can watch videos, do exercise questions and obtain tutoring support via all these platforms. We develop and offer mobile apps to offer more content and convenience for our course participants as well as to promote our brand to the general public and to increase traffic to our websites. Our apps are available on Apple iOS, Android, and Windows tablets and smart phones and fall into four main categories: classes, tools, exam databank, and reference reading. Our popular apps include: accounting BBS, civil service exam databank, “accounting question of the day,” healthcare mobile classroom, and Women’s Secret. As of September 30, 2014, we had 54 different apps with over 7.1 million downloads. Our fee-based, mobile accounting and engineering & construction courses are also available through our apps available on Android tablets and smart phones. Such course participants are provided with the pop-up quiz feature of our elite and premium classes, which, for certain classes, will automatically push mock exam questions to the course participant until he or she provides the correct answer and masters the relevant knowledge point. We have also built a robust online community platform that helps foster a strong sense of community among our course participants and build brand loyalty.

We maintain multiple servers, which are separately located in multiple Internet data centers, or IDCs, in several cities across China, and proprietary content delivery network system to mitigate any downtime arising from individual IDC or server failure. To increase reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Using cluster technology, our system can identify errors and isolate failed servers automatically so that our course participants can access our services at any time. If a malfunction arises in a server or at a point of presence, our load balancing technology can automatically direct visitors to access the same contents through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and technology infrastructure to enable us to respond quickly to potential problems. As of September 30, 2014, we have not experienced any material disruption to our business or websites.

We utilize streaming media technology as the primary delivery method for our online lectures because it allows the end-user to view the file as it is being delivered. To accommodate different levels of Internet access and bandwidth available to course participants across China, we provide our course lectures in a number of formats. Course participants may download copies of the lectures onto their own personal computers, tablet or smart phone and access them later offline. We utilize digital rights management, or DRM, technology to restrict the transfer and viewing of such downloadable media files.

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

Regional and Online Sales Agents

We use regional sales agents to resell our pre-paid study cards bought from us. Generally, we provide various discounts to our regional sales agents based on the volume purchased and the method of payment. These agents also normally assist with our promotional activities in their respective regions and provide market feedback, which helps us in planning our marketing strategy and sales activities. As of September 30, 2014, we had approximately 1,800 active regional sales agents throughout China. When selecting regional sales agents, we consider various criteria, such as whether the candidates have relevant experience and whether they are familiar with or have established relationships with local professionals, professional associations and organizations related to our target industries and professions. Our regional sales agents are comprised mostly of stores and other points of sale that sell books, learning materials and other supplies to our target professionals. Most of our regional sales agents are appointed on an exclusive basis.

We also use online sales agents, which typically are Internet companies and website operators in China that market our course offerings and other services on their websites. We pay our online agents marketing and promotional fees for each new course participant registered through their website. As of September 30, 2014, we had approximately 920 active online agents.

Other Advertising and Marketing Efforts

We place advertisements mainly on high-traffic search engines and sometimes on high-traffic Chinese Internet portals and in newspapers, magazines, and journals in many cities across China. We also promote our courses, services and products at examination registration centers and education and career fairs, including distributing complimentary study cards together with reference books and study materials that we sell at these places. We have also established a number of scholarships totaling over RMB0.5 million ($78,000) in the fiscal year ended September 30, 2014 and granted awards to course participants who have achieved outstanding performances in various exams.

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

We have registered 63 software copyrights with the National Copyright Administration of the PRC for our proprietary online course delivery platform, customer service system, DRM encryption system, streaming media load balancing system, online course creation management system and certain other aspects of our online education platform, and 13 additional software copyrights applications are currently pending. We have also registered 420 trademarks with the China Trademark Office and an additional 187 trademark applications are currently pending. We cannot assure you, however, that all of our trademark applications will be successful.

As of September 30, 2014, we had registered 273 domain names relating to our business with the Internet Corporation for Assigned Names Numbers and China Internet Network Information Center, including all 18 of our operating websites. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.”

Employees

We had 859, 1,118 and 1,309 full-time employees as of September 30, 2012, 2013 and 2014, respectively. In addition to the above full-time employees, we had 66 part-time employees as of September 30, 2014.

Seasonality

We have experienced seasonality and expect to continue to experience seasonality in revenues primarily due to seasonal changes in course enrollment and the timing of various exams. For more details, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.” Our revenue recognition policy can compound the effect of any seasonality or change in the timing of various exams. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Revenue recognition.”

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

On January 6, 2014, MIIT and the People’s Government of Shanghai jointly promulgated the Opinions on Further Opening up Value-added Telecommunication Business in China (Shanghai) Pilot Free Trade Zone, which allows foreign investors to own more than 50% of the equity interests in companies conducting certain value-added telecommunication businesses, such as call center business, domestic multi-party communications service business, internet connection service business (provision of internet connection service to online users), online data processing and transaction processing business (foreign investors shall not own more than 55% of the equity interests). However, these opinions only apply to companies established in China (Shanghai) Pilot Free Trade Zone and therefore do not apply to us.

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

Each of Beijing Champion, Caikaowang, Champion Wangge and Zhengbao Yucai holds an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MIIT, which allows it to provide Internet content distribution services through 17 websites owned by Beijing Champion and its subsidiaries. The ICP license held by Beijing Champion is valid through August 13, 2018, the ICP license held by Caikaowang is valid through August 13, 2018, the ICP license held by Champion Wangge is valid through December 31, 2019, and the ICP license held by Zhengbao Yucai is valid through May 6, 2015. These licenses and approvals are essential to the operation of our online professional education and test preparation services business.

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

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of September 30, 2014, we had registered 273 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

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

Regulation of Online Cultural Activities

On February 17, 2011, the Ministry of Culture promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011. The Internet Culture Provisions apply to all ICPs that engage in the production and dissemination of cultural products via the Internet. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons; and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicate those to internet for dissemination. All entities engaging in commercial Internet cultural activities, or Internet Cultural Entities, must be approved by the governmental agency of culture at the provincial level and by MIIT. Beijing Champion holds a Permit of Internet Cultural Activities issued by Beijing Municipal Bureau of Culture that is valid through December 31, 2014 and Beijing Champion is in the process of renewing such permit.

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

Based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, we believe that:

•	None of Beijing Champion, Caikaowang, Champion Wangge and Zhengbao Yucai is required to obtain a license to operate “educational websites” from the MOE under the current PRC laws or regulations;

•	None of Beijing Champion, Caikaowang, Champion Wangge and Zhengbao Yucai is required to obtain a license to operate “online education schools” because it does not offer through its website education services or training programs that directly offer government accredited academic degrees or other government accreditation certifications.

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

Regulation on E-commerce

China’s e-commerce industry has developed quickly and a handful of PRC laws and regulations broadly regulates all goods and services provided through the Internet. In January 2005, the State Council adopted the Several Opinions on Promotion of the Development of E-commerce, which provides the guideline for the administration of e-commerce business in the PRC. To further implement this regulation, the Ministry of Commerce adopted in March 2007 the Guiding Opinions on Online Trading (for Tentative Implementation), which defines online trading as the trade of goods or services conducted between buyers and sellers via the Internet. All online trading participants must abide by the relevant PRC laws and are prohibited from carrying out illegal activities through online trading. In January 2014, SAIC adopted the Administrative Measures for Online Trading, which provides that online sellers must display their business licenses or the links to their business license on relevant web pages, take measures to ensure the safety of online transaction and issue purchase vouchers to consumers in accordance with relevant laws or business practices.

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

The Law for Promoting Private Education (2003) became effective on September 1, 2003 and was amended on June 29, 2013, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or MCA or its local counterparts as a privately-run, non-enterprise institution. Champion Training School holds a Permit for Operating a Private School, which is valid through March 31, 2016.

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

In addition, SAFE also strengthened its oversight over the flow and use of Renminbi converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and such Renminbi may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the related foreign exchange administration rules. In addition, SAFE promulgated a circular on November 9, 2010, or Circular 59, which tightens the regulation over settlement of the fund which is raised from overseas offerings such as our initial public offering and follow-on public offering and is transferred back to the PRC and requires that the settlement of such fund must be consistent with the description in the prospectuses for the initial public offering and follow-on public offering. Furthermore, it has recently come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties.

Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Notice on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special-Purpose Vehicles, or SAFE Circular 37, which became effective as of July 4, 2014, a PRC Resident, including both PRC domestic institutions and PRC domestic individual residents, shall register with the local branch of SAFE before it establishes or controls an company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment and financing and conducting roundtrip investment in China. Such a company located outside of China is referred to as an offshore special purpose vehicle. Under SAFE Circular 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

As a Cayman Islands company, we are considered a foreign entity in China. If we purchase the assets or equity interests of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in SAFE Circular 37. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

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

Agreements that provide us with effective control over the controlled affiliates and their subsidiaries

Exclusive Purchase Rights Agreement, dated May 9, 2004. Pursuant to the exclusive purchase rights agreement entered into among CDEL Hong Kong, Beijing Champion and its shareholders, CDEL Hong Kong or any third-party designated by it has the right to acquire, in whole or in part, the respective equity interests in Beijing Champion of its shareholders when permitted by applicable PRC laws and regulations. The term of this agreement is ten years and can be extended for another ten years at the discretion of CDEL Hong Kong. On December 19, 2014, CDEL Hong Kong decided to extend the term of this agreement for another ten years and retroactively acknowledged the validity of this agreement for the period from May 9, 2014 to December 19, 2014.

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

Deed of Undertaking from Mr. Zhengdong Zhu and Ms. Baohong Yin to our Company, dated September 26, 2013. Pursuant to this deed, Mr. Zhengdong Zhu and Ms. Baohong Yin irrevocably covenanted and undertaking to our company to abstain from (1) utilizing their status as majority shareholders of our company to vote for the appointment or removal of a director of our company and (2) any matters related to the Deed. This deed was terminated automatically upon the completion of our follow-on public offering on March 11, 2014 as Mr. Zhu and Ms. Yin no longer owned a majority of our outstanding ordinary shares after the follow-on public offering.

Other agreements among our subsidiaries and the controlled affiliates

Courseware License Agreement, dated August 1, 2004. Pursuant to this agreement, Beijing Champion granted Champion Technology an exclusive license to use specific distance education and training courseware owned by Beijing Champion without charge. Under this agreement, Champion Technology is granted the rights to use the courseware for the duration of its operating period.

Letter of Undertaking from Champion Technology to Beijing Champion, dated February 13, 2008. Pursuant to this letter, Champion Technology confirmed its obligation to provide financial support to Beijing Champion if Beijing Champion suffers any financial loss.

D. Property, Plants and Equipment

Our principal executive offices are located in approximately 2,495 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also own approximately 355 square meters of office space in Hangzhou, China. We also lease approximately 3,730 square meters of office space at the Xueyuan International Tower and 7,040 square meters of office and staff quarter space at various locations of China, Hong Kong and United States. We believe that, if needed, additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A. Operating Results

Overview

We believe that we are the largest provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in 2014. For the fiscal year ended September 30, 2014, we had course enrollments of over 3.2 million. As of September 30, 2014, our content library encompassed 245 course offerings, approximately 5,200 classes, and close to 21,000 hours of audio-video content across 13 subject areas. We believe our course participants are attracted to us by our high-quality, results-oriented courses, our students’ superior learning experience empowered and supported by our robust, comprehensive and easy-to-use proprietary online Learning Management System that can be accessed via both PC and mobile devices, and our comprehensive learning support and services. We believe these attributes result in better performance for our test preparation courses, as measured by higher than national average exam passage rates, and will help us further expand our leadership position in the online professional education market.

We focus our online professional education services in three high-growth industries: accounting, healthcare and engineering & construction. In addition, we also offer other professional education courses, such as the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content and deliver live courses online. As of September 30, 2014, we operated 18 websites, including our main website www.cdeledu.com and 17 other websites, each dedicated to a specific industry, profession or disciplines. Our online education courses accounted for 77.3%, 82.1% and 82.9% of our net revenues in the fiscal years ended September 30, 2012, 2013 and 2014, respectively. In addition to traditional online courses, we also offer certain fee-based, mobile accounting and engineering & construction courses through an app available on Android and Apple iOS tablets and smart phones. Furthermore, we also sell books and reference materials, offer offline business start-up training courses and offline accounting and healthcare professional training, and provide courseware production services and platform production services for certain customers.

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

Our net revenues were $52.1 million, $71.4 million and $97.2 million in the fiscal years ended September 30, 2012, 2013 and 2014, respectively. We had net income of $8.2 million, $13.6 million and $23.4 million in the fiscal years ended September 30, 2012, 2013 and 2014, respectively. Our total course enrollments from continuing operations were 2,203,000, 2,700,000 and 3,238,000 for the fiscal years ended September 30, 2012, 2013 and 2014, respectively.

General Factors Affecting Our Results of Operations

We have benefited significantly from overall economic growth and the expansion of the education market in China. Economic growth and increasing domestic consumption in China have contributed to a significant increase in spending on education. Furthermore, growth in China’s professional services sector is driving demand for qualified talent in China, particularly in the areas of accounting, healthcare, engineering & construction, law and financial services. We have also benefited from increasing Internet and broadband penetration rates in China, which have increased the accessibility of online education and training courses as an effective and convenient way for people to meet their educational and career development needs.

Our results of operations may be affected by changes to the professional requirements applicable to the various fields covered by our courses. They may also be affected by changes in the timing, content and difficulty, or perceived difficulty, of exams covered by our courses, changes in continuing education requirements, cancellation of professional qualifications and certificates, and changes in the government subsidy policy applicable to our business start-up training courses. Exams covered by our courses may also, from time to time, be discontinued or postponed for reasons beyond our control, which may impact our revenues in certain periods. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected if there are changes in the perceived difficulty, requirements or formats of professional examinations, courses and continuing education in China, or if certain professional qualifications and certificates are cancelled by the government authorities.”, “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business —Changes in the government authorities’ subsidy policy with respect to our business start-up training courses could adversely affect our financial condition and results of operations.” and “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our financial performance and prospects could be affected by natural calamities or health epidemics.”

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

We may also, from time to time, experience a decrease in course enrollments in certain course offerings if there is a perception within the related industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. Finally, any government decisions to scale back, postpone or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues. For example, the PRC State Council promulgated a decision in August 2014, pursuant to which various professional qualifications or certificates, including the Registered Tax Agent and Certified Asset Appraiser, were cancelled or replaced with a qualification evaluation system administered by the State Council. As a result, the number of our students enrollments and, therefore, revenues generated from our course offerings for these professional qualifications or certificates are expected to be adversely affected.

•	Fees for our courses. Our net revenues are also affected by the amount of fees we charge for our courses, which depends on the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our courses and the income levels that our course participants expect to achieve upon passing the related licensure and certification exams. We may also experience pricing pressure as we expand our course offerings into new areas, or new segments and exams within existing areas that we cover, in an effort to attract new course participants. Additionally, our net revenues are affected by the percentage of discounts we provide to regional sales agents as our revenue from this source is recorded net of discount. In addition, net revenues generated from our business start-up training course are dependent on our ability to meet government stipulated conditions under their subsidy policies. Such stipulated conditions include the passage rate of our course participants’ business proposals as evaluated by the relevant government authorities, the business start-up rate and the employment rate of our business start-up course participants.

•	Our ability to expand the range of courses and other services. Our ability to address market needs by expanding the range of our course offerings and other services has a direct impact on our ability to maintain growth in our course enrollments. Diversifying our sources of revenues also helps protect us from potential reduced student enrollment due to down-turns in certain industries or professions. To date, our accounting courses remain the largest and most important of all our course offerings in terms of revenue and number of course enrollments. Although we expect this to continue due to the importance of professional requirements in the accounting industry, we will continue to expand our course offerings in other areas to diversify and further grow our revenues. Over the past several years, we have developed our healthcare, engineering & construction and legal course offerings and further enhanced the reputation of our business start-up training courses.

•	Impact of business acquisitions. Our ability to successfully identify, execute, integrate and manage new alliances and acquisitions can have a significant effect on our results of operations. We have pursued and may continue to pursue strategic alliance and acquisition opportunities to increase our service offerings and expand our growth; however, acquisitions may not generate the financial results we expect and may even result in losses.

Description of Key Line Items

Net Revenues

We derive net revenues from the sale of online education services, books and reference materials, and other related products and services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	Year Ended September 30,
	2012		2013		2014
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	40,281	77.3%	58,573	82.1%	80,545	82.9%
Books and reference materials	4,438	8.5%	5,129	7.2%	6,392	6.6%
Others	7,383	14.2%	7,658	10.7%	10,259	10.5%

Total net revenues	52,102	100.0%	71,360	100.0%	97,196	100.0%

Online Education Services

We derive most of our revenues from the provision of online education services. Our online education services consist of online professional education and test preparation courses, test preparation courses for self-taught learners pursuing higher education degrees and test preparation courses for high school and college students preparing for various academic and college entrance exams, continuing education and professionals development courses, and language courses. Our professional training courses cover a wide range of industries, including accounting, healthcare, engineering & construction and others.

Our online courses are available in the following course formats: the regular class, the premium class and the elite class.

•	Our regular class provides participants basic services such as audio-video course content and tutoring services.

•	With our elite classes, course participants pay substantially higher course fees for more personalized and tailored course-related services. After completing an elite class, if a participant fails to pass the relevant exam and certain pre-agreed conditions are met, the course participant may elect to either receive a cash refund of the course fees paid or full credit towards future courses provided by us.

•	With our premium classes, course participants enjoy high-quality premium course-related support services similar to the elite class participants. However, premium course participants do not enjoy refund privileges. Instead, in general, if a participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course by paying us discounted course fees for the following year or years.

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

	For the Year Ended September 30,
	2012		2013		2014
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net Revenues	52,102	100.0%	71,360	100.0%	97,196	100.0%
Cost of sales:
Cost of services	(20,494)	(39.3)%	(27,073)	(37.9)%	(35,187)	(36.2)%
Cost of tangible goods sold	(2,587)	(5.0)%	(2,844)	(4.0)%	(4,616)	(4.8)%

Total cost of sales	(23,081)	(44.3)%	(29,917)	(41.9)%	(39,803)	(41.0)%
Gross profit and gross margin [1]	29,021	55.7%	41,443	58.1%	57,393	59.0%

[1]	Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.

Cost of Services

Cost of services accounted for 39.3%, 37.9% and 36.2% of our net revenues in the fiscal years ended September 30, 2012, 2013 and 2014, respectively. Cost of services are mainly composed of salaries and related expenses for our tutors, course and content development, and information technology technicians and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers, rental and related expenses, and other miscellaneous expenses.

Fees paid to lecturers comprised a significant portion of our cost of services because we allocate significant resources to hiring high-quality lecturers. The number of lecturers actively producing online courses for us was 376, 385 and 341 in the fiscal years ended September 30, 2012, 2013 and 2014, respectively. Leveraging the online platform, we are able to achieve greater economies of scale than traditional offline programs that are limited by fixed teacher-student ratios as we are able to increase the number of course participants without having to increase the number of our lecturers. However, our fees paid to online lecturers as a percentage of our net revenues from online education services increased in the fiscal year ended September 30, 2014, as compared to the fiscal year ended September 30, 2013, as we raised hourly lecturer fees. In addition, our fees paid to offline lecturers also increased significantly in the fiscal year ended September 30, 2014, primarily due to expansion of our “tax school” program. As a result, our fees paid to lecturers as a percentage of our net revenues increased in the fiscal year ended September 30, 2014, as compared to the fiscal year ended September 30, 2013.

Our tutors, course and content development, and information technology technicians and other employees also play a critical role in our course development and delivery. We maintain a large, well-trained pool of tutors to answer questions from course participants by telephone or by email, usually within a 24-hour time period. Our tutors numbered 193 (including 35 part-time tutors), 323 (including 111 part-time tutors) and 292 (including 56 part-time tutors) as of September 30, 2012, 2013 and 2014, respectively. We also allocate sizable resources to retain course production technicians capable of creating high quality high-definition audio-video course materials and other interactive features for our online courses. The number of our course production technicians was 74, 60 and 52 as of September 30, 2012, 2013 and 2014, respectively. We also have a sizable pool of information technology technicians capable of developing a reliable, scalable and secure online platform and technology infrastructure to support our services. The number of our information technology technicians was 45, 64 and 107 as of September 30, 2012, 2013 and 2014, respectively. To date, salaries and related expenses constitute a large portion of our cost of services.

Cost of Tangible Goods Sold

Book sale costs primarily comprise printing fees for our proprietary books and reference materials and royalties paid to contributing authors. Book sale costs also include royalties paid to Becker for study materials of the American Institute of CPAs examination.

Operating Expenses

Our operating expenses consist of selling expenses, and general and administrative expenses.

Selling Expenses

Selling expenses accounted for 21.8%, 22.0% and 22.1% of our net revenues in the fiscal years ended September 30, 2012, 2013 and 2014, respectively. Our selling expenses consist primarily of salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, advertising and promotion expenses, rental and related expenses, freight and delivery expenses related to our books and reference materials and promotional materials, and other selling expenses. The salaries of our customer service staff was significant as we increased the number of our customer service staff in line with greater number of course participants and other customers, and as we increased the number of our customer service staff to generate sales through our direct sales efforts. The salaries of our sales and marketing staff were also significant as we maintained the number of our sales and marketing staff at a high level to promote our business.

General and Administrative Expenses

Our general and administrative expenses accounted for 15.8%, 13.7% and 12.0% of our net revenues in the fiscal years ended September 30, 2012, 2013 and 2014, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, professional fees, depreciation and amortization, rental and related expenses, share-based compensation expenses and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office, communication and entertainment expenses.

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

CDEL Hong Kong is incorporated in Hong Kong and provides accounting professional training and educational consulting services. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2012, 2013 and 2014. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by CDEL Hong Kong to us.

PENCIL is incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as PENCIL has no assessable profits in Hong Kong in the fiscal years ended September 30, 2012, 2013 and 2014. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by PENCIL to us through CDEL Hong Kong.

DL Education is incorporated in the United States as our wholly owned subsidiary. No provision for tax has been made as DL Education has no assessable profits in the United States in the fiscal years ended September 30, 2012, 2013 and 2014.

Enterprise Income Tax

The current and deferred components of the income tax expense appearing in our consolidated statements of operations are as follows:

	Years ended September 30,
	2012	2013	2014
	$	$	$
	(in thousands)
Current tax expense	2,074	3,107	3,988
Deferred tax expense	526	690	64

	2,600	3,797	4,052

Champion Technology, Beijing Champion and Zhengbao Yucai obtained tax preferential treatments as “high and new technology enterprises” under EIT Law that resulted in lower tax rates. Champion Technology was and will be subject to the tax rate of 15% from 2010 through 2016, Beijing Champion was and will be subject to the tax rate of 15% from 2008 through 2016 and Zhengbao Yucai was subject to the tax rate of 15% from 2012 through 2014. Our other PRC entities are subject to standard income tax rate of 25% from 2012 through 2014. See “Risk Factors — General Risks Relating to Conducting Business in China — The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology and affiliated entities, Beijing Champion and Zhengbao Yucai, could materially increase our tax liabilities.”

Our PRC subsidiaries’ earnings generated before 2008 that were available for distribution and were not subject to any PRC dividend withholding taxes amounted to $6.7 million. We distributed such earnings in December 2012. For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.6 million, $0.3 million and $0.4 million have been made in the fiscal years ended September 30, 2012, 2013 and 2014, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. See “Risk Factors — General Risks Relating to Conducting Business in China — We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiary.”

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

Business Tax, Value-Added Tax and Related Surcharges

We are mainly subject to 3.36% business tax and related surcharges on the revenues earned from provision of education services, which are recognized net of all business tax and related surcharges. The business tax and related surcharges net against revenues for the years ended September 30, 2012, 2013 and 2014 are approximately $1.7 million, $2.3 million and $3.1 million, respectively.

On January 1, 2012, MOF and SAT officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Enterprises engaged in such selected industries in the Pilot Program would pay VAT in lieu of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” (“Pilot Industries”) in Shanghai and subsequently was expanded to more than ten other provinces and municipalities from August to December 2012. As a result, technical and consulting service, software licensing and course production services provided by Champion Technology and Champion Education Technology and course production services provided by Champion Wangge were no longer subject to 5.6% business tax and related surcharges but VAT and related surcharges instead, from September 1, 2012 and July 1, 2014, respectively. The applicable tax rate of VAT and related surcharges are 3.36% and 6.72% for a small-scale taxpayer and a general taxpayer, respectively.

Champion Technology is a VAT general taxpayer. Champion Education Technology was a VAT small-scale taxpayer but has been treated as a general taxpayer since February 1, 2014. Champion Wangge was qualified as a small-scale taxpayer from July 1, 2014. We are required to remit the VAT we collected to the tax authority. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets.

In addition, in accordance with the relevant tax laws in the PRC, VAT is also calculated based on the sales value of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue generated transactions. Pursuant to a circular jointly issued by MOF and SAT on December 25, 2013, the proceeds received from customers for sales related to books and reference materials are exempt from VAT from January 1, 2013 through December 31, 2017. As a result, Beijing Champion started to enjoy this tax exemption from March 2014 upon the filing of tax exemption application to the state tax bureau. VAT related to sales of our books and reference materials amounted to approximately $0.6 million, $1.0 million and $0.5 million for the fiscal years ended September 30, 2012, 2013 and 2014, respectively.

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

The online courses using the non-refundable course model are mainly comprised of regular classes and premium classes. The revenues for the regular classes are recognized on a straight line basis over the subscription period from the month in which the course participant enrolls in the course to the month in which subscribed course terminates. For premium classes, if the course participant fails to pass the course examination and certain pre-agreed conditions are met, the participant can retake the same premium course by paying us discounted course fees for the following year or years. As such, the discount is proportionately applied as a deduction to revenue recognized for each of the premium classes that the course participants take.

For online courses using the refundable course model (i.e. elite classes), if the course participant completes the course and fails the professional exam and his or her score is within the range provided for in the agreement, the course participant is entitled to either a full refund or the right to retake the course. The participant must notify us within a pre-agreed period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. Proceeds from the refundable course model are initially recorded as “refundable fees.” Revenues are recognized upon the expiration of the course participants’ right to receive a refund or ratably over the course period if the participant decides to retake the course before the expiration of such right.

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

We also operate an Online Open Learning Platform, a proprietary education platform that allows other parties to share their educational content or deliver live courses online. After passing our quality control reviews, experts and scholars of various fields can either record their own lectures and post them on our Open Learning Platform website, or deliver real-time audio-video courses. We offer coaching services to these lecturers and deploy a user evaluation system to ensure that these courses meet its quality and effectiveness standards. We pay the experts and scholars a certain percentage of the service fee we received from the end users. Revenues from Open Learning Platform are recognized on gross basis as we are the primary obligor in the arrangement and bear the risks and rewards, including the quality control and the services delivered.

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

Others. We derive other revenue mainly from provision of offline professional training, courseware production services, platform production services, and others.

The offline professional training mainly includes two businesses: (1) accounting and healthcare professional training for accounting firms and the general public, and (2) the business start-up training service. We recognize revenues for accounting and healthcare professional training when the training courses are provided. For the business start-up training service, the tuition fees of the training participants are subsidized by the government. Since qualified enrollments and the fees to be earned cannot be determined until we have received confirmation from government agencies regarding such figures after the completion of services, we recognize the revenue upon cash receipt or the receipt of confirmation from government agencies, whichever is earlier, when all the other revenue recognition criteria have been met.

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

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Goodwill

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. As of September 30, 2014, we had two reporting units: online education service and business start-up training service. We perform our goodwill impairment test on September 30th of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.

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

The following table sets forth the details of goodwill impairment test as of September 30, 2014:

	Online education service	Business start-up training service	Total
	(in thousands of $)
Estimated fair value	219,505	3,365	222,870
Carrying value net	77,352	2,198	79,550
Percentage by which the fair value exceed the carrying value	183.8%	53.1%

Because the fair values of each of the two reporting units exceed their carrying amounts, no second step of goodwill impairment test was performed.

In determining the fair values of our reporting units as of September 30, 2014, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 17% – 24% and a terminal value growth rate at 3%. Publicly available information regarding our market capitalization was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of September 30, 2014, no impairment of goodwill was identified for the reporting units of online education service and business start-up training service.

The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by the management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charge.

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

Effective October 1, 2007, we adopted the recognition and measurement methods under the authoritative interpretation regarding the accounting and disclosure for uncertainty in tax positions. The guidance requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Based on this assessment, as of September 30, 2012, 2013 and 2014, respectively, we have recognized an approximately $0.2 million, $0.2 million and $0.2 million accrual for unrecognized tax benefits which is included in the account of “accrued expenses and other liabilities”. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. We recognize, if any, interest related to unrecognized tax benefit in interest expense and penalties in other expenses. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

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

We estimated the fair value of each option award granted to employees, and non-employees under the Prior Plan and the fair value of each option award granted to non-executive directors and employees under the New Plan using relevant and appropriate Option Pricing Model. We use the quoted market price of our ADS at each measurement date to measure the fair value of nonvested restricted shares we granted to directors. We did not grant additional option award to employees, non-employees and non-executive directors during the years ended September 30, 2012, 2013 and 2014, respectively.

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

As advised by Jingtian & Gongcheng, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC counsel has also advised us that as there is substantial uncertainty regarding the interpretation and application of PRC laws and regulations. As such, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant governmental authorities may have broad discretion in interpreting these laws and regulations. See “Item 3. Key Information — D. Risk factors — Risks Related to Our Corporate Structure and Restrictions on Industry — We rely on contractual arrangements with our affiliated PRC entity and its shareholders for our China operations, which may not be as effective in providing operating control as direct ownership. If any of Beijing Champion or its shareholders fails to perform its or their obligations under these contractual arrangements, we may have to legally enforce such arrangements and our business, financial condition and results of operations may be materially and adversely affected if these arrangements cannot be enforced.” and “The shareholders of Beijing Champion may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

We are a holding company with no material operations of our own. We conduct substantially all of our operations in China through contractual arrangements with Beijing Champion, our variable interest entity, and its shareholders. See “Item 4. Information on the Company — C. Organizational Structure” for a summary of these contractual arrangements. In the fiscal years ended September 30, 2012, 2013 and 2014, Beijing Champion and its subsidiaries contributed in aggregate 98%, 99% and almost 100%, respectively, of our total net revenues. As of the fiscal years ended September 30, 2013 and 2014, Beijing Champion and its subsidiaries accounted for an aggregate of 68% and 61%, respectively, of our total assets, and 93% and 73%, respectively, of our total liabilities. Our assets not associated with Beijing Champion and its subsidiaries primarily consist of cash.

Recent Accounting Pronouncements

In April, 2014, the FASB issued Accounting Standard Update 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position.

Regarding the statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements. In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation-Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended September 30,
	2012		2013		2014
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	40,281	77.3%	58,573	82.1%	80,545	82.9%
Books and reference materials	4,438	8.5%	5,129	7.2%	6,392	6.6%
Others	7,383	14.2%	7,658	10.7%	10,259	10.5%

Total net revenues	52,102	100.0%	71,360	100.0%	97,196	100.0%
Cost of sales:
Cost of services	(20,494)	(39.3)%	(27,073)	(37.9)%	(35,187)	(36.2)%
Cost of tangible goods sold	(2,587)	(5.0)%	(2,844)	(4.0)%	(4,616)	(4.8)%

Total cost of sales	(23,081)	(44.3)%	(29,917)	(41.9)%	(39,803)	(41.0)%

Gross profit	29,021	55.7%	41,443	58.1%	57,393	59.0%
Operating expenses:
Selling expenses	(11,337)	(21.8)%	(15,673)	(22.0)%	(21,445)	(22.1)%
General and administrative expenses	(8,248)	(15.8)%	(9,806)	(13.7)%	(11,645)	(12.0)%

Total operating expenses	(19,585)	(37.6)%	(25,479)	(35.7)%	(33,090)	(34.1)%
Other operating income	58	0.1%	59	0.1%	253	0.3%

Operating income	9,494	18.2%	16,023	22.5%	24,556	25.2%
Interest income	1,119	2.1%	1,415	2.0%	2,964	3.1%
Interest expense	—	—	—	—	(291)	(0.3)%
Exchange income (loss)	(40)	(0.1)%	(77)	(0.1)%	232	0.2%

Income before income taxes	10,573	20.3%	17,361	24.3%	27,461	28.2%
Less: Income tax expense	(2,600)	(5.0)%	(3,797)	(5.3)%	(4,052)	(4.1)%

Net income from continuing operations attributable to China Distance Education Holdings Limited	7,973	15.3%	13,564	19.0%	23,409	24.1%
Net income from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	236	0.5%	—	—	—	—

Net income attributable to China Distance Education Holdings Limited	8,209	15.8%	13,564	19.0%	23,409	24.1%

Fiscal Year Ended September 30, 2014 Compared to Fiscal Year Ended September 30, 2013

Net Revenues

Our net revenues increased by 36.2% to $97.2 million in the fiscal year ended September 30, 2014 from $71.4 million in the fiscal year ended September 30, 2013, primarily as a result of growth in sales of our online education services, books and reference materials, and revenue from other sources.

Online education services. Net revenues from online education services increased by 37.5% to $80.5 million in the fiscal year ended September 30, 2014 from $58.6 million in the fiscal year ended September 30, 2013. This increase was primarily due to overall growth in the total number of our online course enrollments from 2,650,000 in the fiscal year ended September 30, 2013 to 3,180,000 in the fiscal year ended September 30, 2014, resulting in higher revenue in our accounting, healthcare and engineering & construction courses. Our accounting courses continued to account for the majority of our course enrollments, while enrollments in our healthcare and engineering & construction courses also increased significantly. Of this revenue increase, our accounting courses generated revenues of approximately $50.0 million in the fiscal year ended September 30, 2014, compared to approximately $40.0 million in the fiscal year ended September 30, 2013. In addition, our healthcare and engineering & construction courses generated revenues of approximately $17.1 million and $7.9 million, respectively, in the fiscal year ended September 30, 2014, compared to $9.2 million and $4.6 million, respectively, in the fiscal year ended September 30, 2013.

Books and reference materials. Net revenues from sales of books and reference materials increased by 24.6% to $6.4 million in the fiscal year ended September 30, 2014 from $5.1 million in the fiscal year ended September 30, 2013.

Others. Our net revenues from other sources increased by 34.0% to $10.3 million in the fiscal year ended September 30, 2014 from $7.7 million in the fiscal year ended September 30, 2013, primarily due to higher revenue from our “Tax School” program, in-person accounting professional training courses, and courseware production services. This increase was partially offset by decreased revenue in our Information Technology Application Training program supplementary services.

Gross Profit

Our gross profit increased by 38.5% to $57.4 million in the fiscal year ended September 30, 2014 from $41.4 million in the fiscal year ended September 30, 2013. Our gross margin increased to 59.0% in the fiscal year ended September 30, 2014 from 58.1% in the fiscal year ended September 30, 2013. The increase in gross margin was primarily driven by the scalability of our online education model as revenue growth outpaced overall increases in cost, This increase was partially offset by the significant increase in our server management and bandwidth leasing fees, salaries and related expenses, fees paid to our lecturers due to increase of hourly lecturer fees, costs on books and reference materials due to impairment of obsolete inventories, and rental and related expenses.

Operating Expenses

Our operating expenses increased by 29.9% to $33.1 million in the fiscal year ended September 30, 2014 from $25.5 million in the fiscal year ended September 30, 2013 for the reasons explained below.

Selling expenses. Our selling expenses increased by 36.8% to $21.4 million in the fiscal year ended September 30, 2014 from $15.7 million in the fiscal year ended September 30, 2013. This increase resulted primarily from increased marketing and promotional activities, increased commissions paid to sales agents due to an increase in the sales of our courses, increased salaries and related expenses for our customer service staff and sales and marketing staff, and increased freight and delivery expenses related to our books and reference materials and promotional materials. As a percentage of our net revenues, however, our selling expenses remained relatively steady at 22.1% of our net revenues in the fiscal year ended September 30, 2014, as compared to 22.0% of our net revenues in the fiscal year ended September 30, 2013.

General and administrative expenses. Our general and administrative expenses increased by 18.8% to $11.6 million in the fiscal year ended September 30, 2014 from $9.8 million in the fiscal year ended September 30, 2013. This increase was primarily due to increased salaries and related expenses, and increased rental and related expenses. This increase was partially offset by decreased professional fees and reversal of bad debts provision. As a percentage of our net revenues, however, our general and administrative expenses decreased to 12.0% of our net revenues in the fiscal year ended September 30, 2014 from 13.7% of our net revenues in the fiscal year ended September 30, 2013 due to relatively stable administrative expenses.

Other Operating Income

In the fiscal year ended September 30, 2014, we had other operating income of $0.3 million which was mainly from cash awards awarded by Zhongguancun Haidian Science Park and subsidies for high and new technology projects from Beijing Science and Technology Committee. In the fiscal year ended September 30, 2013, we had other operating income of $59,000 which was mainly compensation from a lecturer for breach of service agreement with us.

Income taxes

Income tax expense for the fiscal year ended September 30, 2014 was $4.1 million, compared with an income tax expense of $3.8 million in the fiscal year ended September 30, 2013. The increase in income tax expense was mainly due to the increase in taxable income generated from the PRC in fiscal year 2014 compared with fiscal year 2013, the provision of withholding tax applicable to the profits generated by our PRC subsidiaries in fiscal year 2014 that we expect to distribute to our Hong Kong subsidiary. This increase was partially offset by reversal of certain accumulated unpaid income tax expense accrued in earlier fiscal years.

Net Income

As a result of the above factors, our net income was $23.4 million in the fiscal year ended September 30, 2014, compared to a net income of $13.6 million in the fiscal year ended September 30, 2013.

Fiscal Year Ended September 30, 2013 Compared to Fiscal Year Ended September 30, 2012

Net Revenues

Our net revenues increased by 37.0% to $71.4 million in the fiscal year ended September 30, 2013 from $52.1 million in the fiscal year ended September 30, 2012, primarily as a result of growth in sales of our online education services and books and reference materials.

Online education services. Net revenues from our online education services increased by 45.4% to $58.6 million in the fiscal year ended September 30, 2013 from $40.3 million in the fiscal year ended September 30, 2012. This increase was primarily due to overall growth in the total number of our online course enrollments from 2,170,000 in the fiscal year ended September 30, 2012 to 2,650,000 in the fiscal year ended September 30, 2013 and resulting higher revenue in our accounting, healthcare and engineering & construction courses. Our accounting courses continued to account for the majority of our course enrollments, while enrollments in our healthcare and engineering & construction courses also increased significantly. Of this revenue increase, our accounting courses combined generated revenues of approximately $40.0 million in the fiscal year ended September 30, 2013, compared to approximately $27.5 million in the fiscal year ended September 30, 2012. In addition, our healthcare and engineering & construction courses generated revenues of approximately $9.2 million and $4.6 million, respectively, in the fiscal year ended September 30, 2013, compared to $6.2 million and $2.8 million, respectively, in the fiscal year ended September 30, 2012.

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

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated internally. On March 11, 2014, we completed a follow-on public offering of ADSs by us and certain selling shareholders. Through the follow-on public offering we issued and sold 1,500,000 ADSs at the price of $21.00 per ADS. The net proceeds received by us, after deducting underwriting discounts and commissions and listing expenses payable by us, amounted to approximately $29.1 million. As of September 30, 2012, 2013 and 2014, we had approximately $57.7 million, $72.7 million and $140.4 million in cash and cash equivalents, including bank term deposits and restricted cash, respectively. As of September 30, 2014, our cash and cash equivalents of $118.1 million primarily consisted of cash on hand, bank deposits, and AAA rated money market funds which are unrestricted as to withdrawal and use and are deposited with banks or financial institutions in China and Hong Kong. We intend to finance our future working capital requirements and capital expenditures from net cash generated from operating activities, existing cash and cash equivalents. We believe that our working capital is sufficient for our present requirements.

Our PRC subsidiaries and consolidated affiliated entities, in the aggregate, held RMB678.7 million ($110.6 million) in cash and cash equivalents, bank term deposits and restricted cash, as of September 30, 2014. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, please see “Risk Factors — Risks Relating to Conducting Business in China — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits”, and “— Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our PRC subsidiaries to obtain financing.”

Our PRC subsidiaries and our consolidated affiliated entities generally earn their revenues in Renminbi which is not a freely convertible currency. Although our PRC subsidiaries generally may convert Renminbi into foreign currency to pay dividends, our PRC subsidiaries must follow specific procedural requirements which could result in delay or which could change in the future. In addition, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. Pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. As a result of these PRC restrictions, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to CDEL Cayman (either in the form of dividends, loans or advances), which restricted portion as calculated under US GAAP amounted to approximately RMB143.6 million ($23.5 million) and RMB144.7 million ($23.6 million), respectively, as of September 30, 2013 and September 30, 2014.

We are a holding company incorporated under the laws of the Cayman Islands. We derive a substantial majority of our income from the business operation of our PRC subsidiaries and consolidated affiliated entities in China. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the EIT Law and a withholding tax rate of 10% will apply to such dividends, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Our PRC subsidiaries’ earnings generated before 2008 that were available for distribution and were not subject to any PRC dividend withholding taxes amounted to $6.7 million. We distributed such earnings to CDEL Hong Kong in December 2012. For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.6 million, $0.3 million and $0.4 million have been made in the fiscal years ended September 30, 2012, 2013 and 2014, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. The economic benefits of our PRC consolidated affiliated entity, Beijing Champion, are mainly transferred to our PRC subsidiaries Champion Education Technology and Champion Technology through payment of service fees and licensing fees under the Software License Agreement, Courseware Production Entrustment Agreement, Technical Support and Consultancy Services Agreement and Courseware License Agreement entered into between Beijing Champion, Champion Education Technology and Champion Technology. Such service fees and licensing fees are subject to PRC business tax (or VAT since September 1, 2012) and related surcharges. Upon receipt of such fees, they will become a portion of revenues for Champion Education Technology and Champion Technology and can be remitted to the Cayman Islands holding company in the form of dividend distribution.

We used part of our cash towards a share repurchase program we implemented from November 20, 2008 to April 28, 2014. The program authorized us to repurchase up to $20 million worth of our issued and outstanding ADSs from time to time in open market transactions on the NYSE (or NYSE Arca, prior to February 4, 2009). For more details, see “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” In the fiscal year ended September 30, 2014, we had not repurchased any ADSs on the open market.

The following table summarizes our cash flows in the fiscal years ended September 30, 2012, 2013 and 2014:

	For the Year Ended September 30,
	2012	2013	2014
	$	$	$
	(In thousands)
Net cash generated from operating activities	15,063	32,138	44,093
Net cash generated from (used in) investing activities	471	4,506	(24,180)
Net cash generated from (used in) financing activities	(17,168)	(15,659)	26,115
Exchange rate effect on cash and cash equivalents	410	1,211	128

Net increase (decrease) in cash and cash equivalents	(1,224)	22,196	46,156
Cash and cash equivalents at beginning of the year	50,947	49,723	71,919

Cash and cash equivalents at end of the year	49,723	71,919	118,075

CDEL Cayman, our ultimate holding company, may rely on dividends and other distributions on equity paid by our PRC subsidiaries for its cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. See Note 15 to our consolidated financial statements included in this annual report.

Operating activities

Net cash of $44.1 million generated from operating activities in the fiscal year ended September 30, 2014 was primarily attributable to (i) net income before non-cash items including share-based compensation expenses, depreciation and amortization, provision of obsolete inventories, and reduction in allowance for doubtful accounts, (ii) decrease in accounts receivable of $2.4 million, (iii) decrease in deferred costs of $0.6 million, (iv) increase in accrued expenses and other liabilities of $7.9 million, and (v) increase in deferred revenue and refundable fees of $7.2 million. The increase in operating cash flow was partially offset by increase in other non-current assets of $0.6 million.

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

Investing activities

Net cash of $24.2 million used in investing activities in the fiscal year ended September 30, 2014 was primarily attributable to (i) the pledge of $16.3 million in term deposit placed with a financial institution to secure a RMB100 million ($16.3 million) term loan facility, (ii) the purchase of term deposits of $4.9 million, and (iii) capital expenditure of $2.7 million.

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

Financing activities

Net cash of $26.1 million generated from financing activities in the fiscal year ended September 30, 2014 was primarily attributable to (i) the net proceeds of $29.1 million from our follow-on public offering, (ii) a $16.3 million (RMB100 million) term loan facility from a financial institution, and (iii) repayment of a $1.2 million loan by optionees in connection with exercise of their options. The increase in cash flow was partially offset by payment of a special dividend of $20.3 million.

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

Capital Expenditures

We incurred capital expenditures of $2.7 million, $2.8 million and $2.0 million in the fiscal years ended September 30, 2014, 2013 and 2012, respectively. The amount of capital expenditures in the fiscal years ended September 30, 2014, 2013 and 2012 related primarily to our expenditures on property, plant and equipment, and software. From time to time, we may evaluate and make investments, acquisitions or divestments.

We believe that our current cash and cash equivalents, anticipated cash flows from operations and proceeds from our follow-on public offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for 12 months following the date of this annual report. Our online course platform can support significant growth in course enrollments and is easily adapted for the addition of new courses. We do, however, expect to spend money on the further development of our “Chinaacc” and “med66.com” brands and other brands in the disciplines for which we offer courses. We do not expect our short-term and long-term cash requirements to be materially different.

Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include, for example, our sales performance, ability to control costs and expenses, choice of financing arrangements and mergers and acquisitions. Any changes in the significant factors affecting our revenues from education services may cause material fluctuations in our cash generated from operations. See “Operating Results — Overview — Specific Factors Affecting Our Results of Operations” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or customer prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. However, our PRC subsidiaries are required under PRC laws and regulations to allocate a portion of their annual after-tax profits, if any, to certain statutory reserves and funds prior to declaring and remitting dividends. For example, our PRC subsidiaries are required to allocate at least 10% of their after-tax profits to statutory reserves each year until such reserves reach 50% of their respective registered capital. Allocations to these statutory reserves and funds can be used only for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us. Such limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses.

Inflation

According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 2.6% and 2.6% in the years 2012 and 2013, respectively. In December 2014, the change in China’s Consumer Price Index was 2%. Inflation has had some impact on our operations in recent years, particularly in the form of higher salaries for our lecturers, and employees. For more details, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Description of Key Line Items — Cost of Sales, Selling Expenses, and General and Administrative Expenses .” We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our fees to mitigate the impact of inflation on our results of operations.

C. Research and Development, Patents and Licenses, Etc.

Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2014 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2014:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(In thousands of $)
Operating lease obligations (1)	3,593	3,389	204	—	—	—
Others (2)	177					177
Total	3,770	3,389	204	—	—	177

(1)	Our operating lease obligations primarily relate to our leased servers and bandwidth as well as our leased offices and staff quarters in China, Hong Kong and United States. The office and staff quarter leases expire at different times over the period from the date of this annual report through 2017, and will become subject to renewal. We will evaluate the need to renew each office and staff quarter lease on a case-by-case basis prior to its expiration.
(2)	Liabilities for unrecognized tax benefits. The balance disclosed under “Others” represents liabilities for which reasonable estimates about the timing of the payment cannot be made.

Indebtedness

On December 6, 2013, CDEL Hong Kong entered into a loan agreement with Deutsche Bank, AG, Singapore Branch, for a RMB100 million ($16.3 million) term loan facility with a 2.4% annual interest rate for a term of 18 months. The facility was secured by a term deposit of RMB100 million provided by Champion Technology.

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

Name	Age	Position
Zhengdong Zhu	46	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	47	Deputy Chairman of the Board of Directors
Hongfeng Sun	48	Vice President, Director
Xiaoshu Chen	51	Independent Director
Annabelle Yu Long	41	Independent Director
Liankui Hu	64	Independent Director
Carol Yu	52	Independent Director
Ping Wei	44	Chief Financial Officer

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

Annabelle Yu Long is an independent director of our company. She is a member of Bertelsmann Group Management Committee, Chief Executive Officer of Bertelsmann China Corporate Center and Managing Director of Bertelsmann Asia Investments, an strategic investment arm of Bertelsmann SE & Co. KGaA. In addition, she has served as a board member of BMG Right Management Germany GmbH. From 2005 to 2007, Ms. Long was a principal of Bertelsmann Digital Media Investments. Ms. Long received her bachelor’s degree in science and electric engineering from the University of Electronic Science and Technology in China in 1994, and her MBA from Stanford Graduate School of Business in 2005.

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

Carol Yu is an independent director of our company. In 2004, Ms. Yu joined the Sohu.com Inc, an internet company listed on Nasdaq, and is now Sohu’s President and Chief Financial Officer as well as Co-Chief Executive Officer of Changyou.com Limited, Sohu’s Nasdaq-listed gaming subsidiary. Prior to joining Sohu, Ms. Yu worked at Donaldson Lufkin & Jenrette Securities Corporation and Arthur Andersen & Co. Ms. Yu obtained her bachelor’s degree in accounting from The Hong Kong Polytechnic University.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2014, we and our subsidiaries paid aggregate cash compensation of approximately $0.7 million to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Options, Restricted Shares and Share Incentive Plans

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009 and May 21, 2012, respectively, our 2008 Performance Incentive Plan, or the New Plan. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is 17,944,379 ordinary shares as of September 30, 2014, plus an automatic annual increase on October 1 of each calendar year commencing from October 1, 2014, by an amount equal to the lesser of (i) 2% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 2,850,000 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors.

Under the Prior Plan, we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2014. Pursuant to the New Plan, we had granted options for the purchase of a total of 3,162,500 ordinary shares and issued 507,143 restricted shares to five non-executive directors and selected employees as of September 30, 2014. As of December 31, 2014, there were outstanding options to purchase 3,411,700 ordinary shares, out of which options to purchase approximately 520,000 ordinary shares have vested under their current terms. We expect to recognize share-based compensation expenses for the remaining vesting period of the outstanding options and restricted shares, which may continue to impact our future results of operations. During the fiscal years of September 30, 2012, 2013 and 2014, we recognized share-based compensation expenses of $0.1 million, $0.6 million and $0.5 million, respectively.

On September 27, 2011, we determined to provide three-year interest free, full recourse loans to employees and lecturers to exercise their options. On August 13, 2014, we determined to extend part of the loan due on December 4, 2014 for an additional three years to December 4, 2017. As of September 30, 2014, 7,444,668 options had been exercised using this facility, amounting to a total loan amount of $4.9 million. The outstanding balance of the loan was $3.3 million as of September 30, 2014.

On May 21, 2013, we cancelled 400,000 and 720,900 share options granted to our non-executive directors and employees on December 2, 2008 and November 17, 2009, respectively, under the New Plan.

On November 20, 2013 and on November 18, 2014, we declared a cash dividend of $0.15 and $0.20 per ordinary share on our outstanding shares to shareholders of record as of the close of trading on January 8, 2014 and January 6, 2015, respectively, and reduced the exercise price of all our outstanding options under our Prior Plan and New Plan by the same amount per share accordingly.

On November 18, 2014, we granted 2,800,000 options to employees at an exercise price of $3.7425 per share under the New Plan, which equaled the per share value of our ADS on the NYSE at the close of trading on November 18, 2014. The vesting term of the options granted to employees is a four-year period, with four equal annual installments.

On January 12, 2015, we issued 542,372 restricted ordinary shares to an employee under the New Plan. The vesting term of the restricted ordinary shares is a four-year period, with 25% vesting on the first anniversary of the issue date and the remaining 75% vesting in six substantially equal semi-annual installments.

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

The table below sets forth the restricted shares issued to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share	Date of Grant or Issue	Vesting Start Date	Date of Expiration

Carol Yu

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable
Baohong Yin

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable
Xiaoshu Chen

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share	Date of Grant or Issue	Vesting Start Date	Date of Expiration
Annabelle Yu Long

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable
Liankui Hu

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

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

Terms of Directors

We currently have a board of seven directors divided into class A, class B and class C directors. Mr. Hongfeng Sun is the class A director. The class B directors are Ms. Baohong Yin, Ms. Annabelle Yu Long and Mr. Xiaoshu Chen. The class C directors are Mr. Zhengdong Zhu, Ms. Carol Yu and Mr. Liankui Hu. One third of the directors (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) will retire from office and stand for election every year at our annual general meeting of shareholders on a rotating basis. At our 2014 annual general meeting, Ms. Carol Yu and Mr. Liankui Hu, our class C directors were re-elected as class C directors. Our chief executive officer, which currently is Mr. Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year. There are no director service contracts with us or any of our subsidiaries and affiliated entities providing for benefits upon termination of employment.

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

D. Employees

We had 859, 1,118 and 1,309 full-time employees as of September 30, 2012, 2013 and 2014, respectively. In addition to the above full-time employees, we had 66 part-time employees as of September 30, 2014, of whom 56 are tutors.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries and affiliated entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $3.2 million, $3.9 million and $5.3 million for the fiscal years ended September 30, 2012, 2013 and 2014, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $2,000, $2,000 and $2,400 for the fiscal years ended September 30, 2012, 2013 and 2014, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for employees in United States. The total amount for our United States employee benefits was approximately $nil, $nil and $5,100 for the fiscal years ended September 30, 2012, 2013 and 2014, respectively.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of January 14, 2015, the latest practicable date by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number (1)		Percent (2)
Directors and Executive Officers:
Zhengdong Zhu (3)	62,649,481		43.4%
Baohong Yin (4)	62,649,481		43.4%
Xiaoshu Chen (5)	2,069,800		1.4%
Ping Wei		*	*
Hongfeng Sun		*	*
Annabelle Yu Long		*	*
Liankui Hu		*	*
Carol Yu		*	*
Directors and Executive Officers Combined	66,717,043		46.1%
Principal Shareholders:
Champion Education Holdings Limited (6)	46,396,800		32.1%
Champion Shine Trading Limited (7)	16,082,681		11.1%
YM Investment Limited, Managecorp Limited and Ms. Veronica Lam Lai Ming (8)	17,678,248		12.2%

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after January 14, 2015.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after January 14, 2015. The total number of ordinary shares outstanding as of January 14, 2015 is 144,348,785.
(3)	Includes (i) 8,537,265 ordinary shares and 1,886,354 ADSs representing 7,545,416 ordinary shares held by Champion Shine Trading Limited, (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 90,000 ordinary shares held by Baohong Yin, and (iv) 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Champion Education Holdings Limited is a British Virgin Islands company, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin. Zhengdong Zhu disclaims beneficial ownership of the 46,396,800 ordinary shares held by Champion Education Holdings Limited, the 90,000 ordinary shares held by Baohong Yin and the 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin, in each case except to the extent of his pecuniary interest. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.
(4)	Includes (i) 8,537,265 ordinary shares and 1,886,354 ADSs representing 7,545,416 ordinary shares held by Champion Shine Trading Limited, (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 90,000 ordinary shares held by Baohong Yin, and (iv) 80,000 ordinary shares issuable upon exercise of options held by Baohong Yin. Baohong Yin holds 20% of the equity interest in Champion Education Holdings Limited. Zhengdong Zhu holds 80% of the equity interest in Champion Education Holdings Limited and he is the sole shareholder of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. Baohong Yin may therefore be deemed to share the voting and dispositive power over ordinary shares held by Champion Shine Trading Limited, Champion Education Holdings Limited and Zhengdong Zhu. Baohong Yin disclaims beneficial ownership of the 8,537,265 ordinary shares held by Champion Shine Trading Limited, the 1,886,354 ADSs, representing 7,545,416 ordinary shares held by Champion Shine Trading Limited and 46,396,800 ordinary shares held by Champion Education Holdings Limited, in each case except to the extent of her pecuniary interest. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

(5)	Includes (i) 1,899,800 ordinary shares held by Jetlong Investments Limited, (ii) 90,000 ordinary shares held by Xiaoshu Chen, and (iii) 80,000 ordinary shares issuable upon exercise of options held by Xiaoshu Chen. Jetlong Investments Limited is a British Virgin Islands company whose sole shareholder and sole director is Xiaoshu Chen. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.
(6)	Includes 46,396,800 ordinary shares held by Champion Education Holdings Limited. Champion Education Holdings Limited is a British Virgin Islands company, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest. The directors of Champion Education Holdings Limited are Zhengdong Zhu and Baohong Yin. The address of Champion Education Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	Includes 8,537,265 ordinary shares and 7,545,416 ordinary shares represented by 1,886,354 ADSs held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Zhengdong Zhu. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.
(8)	The number of ordinary shares beneficially owned is as of November 24, 2014 as reported in a Schedule 13D/A filed by Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, OAIII Holdings, L.P., Orchid Asia Group Management, Ltd., Orchid Asia Group, Limited, YM Investment Limited, Managecorp Limited and Ms. Veronica Lam Lai Ming on November 24, 2014. The business address of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, OAIII Holdings, L.P., Orchid Asia Group Management, Ltd., Orchid Asia Group, Limited, YM Investment Limited reported on the Schedule 13D/A is Suite 6211-12, 62nd Floor, The Center, 99 Queen’s Road, Central, Hong Kong. The business address of Managecorp Limited reported on the Schedule 13D/A is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. The residential address of Ms. Veronica Lam Lai Ming reported on the Schedule 13D/A is Flat A on 43 Floor of South Tower 8, Resident Bel-Air, Island South, 38 Bel-Air Avenue, Hong Kong.

See “— B. Compensation” for more details on restricted shares granted to our directors.

As of September 30, 2014, of the 142,752,873 issued and outstanding ordinary shares, approximately 57.80% of those ordinary shares are held in the U.S., all under one registered holder of record.

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

For information on restricted shares granted to our existing shareholders, see “Item 6.B. Director, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plans.”

Historical Changes in Shareholdings of our Major Shareholders

In October 2011, Bertelsmann Asia Investment AG (“BAI”) sold to CST 16,268,523 shares, of which 1,750,000 ordinary shares are represented by 437,500 ADSs, for US$28,917,300. The purchase of the shares except the ADS was completed on December 8, 2011 and the purchase of the ADSs was completed on December 9, 2011. This purchase was funded by an interest-free promissory note (the “Note”) in the amount of US$28,917,300 issued by CST and CEH to BAI on October 26, 2011. The Note was to mature on November 29, 2014. On December 24, 2014, CST, CEH and BAI amended the Note, pursuant to which BAI extended the maturity date of the Note from November 29, 2014 to November 29, 2015, and the Note shall bear interest at the rate of 20% per annum during the extended period starting from November 29, 2014. As collateral for the Note, CST and CEH pledged 2,408,769 and 46,396,800 of their ordinary shares, respectively, or 48,805,569 in total, pursuant to the Deed of Share Charge by and among CST and CEH, on the one hand, and BAI, on the other, dated October 26, 2011, as amended on December 24, 2014 in connection with the amendment of the Note.

In the period from January 1, 2014 until January 14, 2015, Champion Shine Trading Limited sold an aggregate of 1,320,000 ordinary shares as represented by 330,000 ADSs in the open market.

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

Dividend Policy

On November 13, 2012, November 20, 2013 and November 18, 2014, our board of directors approved and declared a special cash dividend of $0.12, $0.15 and $0.20 per ordinary share on our outstanding ordinary shares to shareholders of record as of the close of trading on December 7, 2012, January 8, 2014 and January 6, 2015, respectively. Holders of ADSs were accordingly entitled to the cash dividend of $0.48, $0.60 and $0.80 per ADS, respectively.

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

ITEM 9.	THE OFFER AND LISTING

A. Offer and listing details.

Price Range of Our ADSs

The following table sets forth the monthly high and low trading prices of our ADSs on the NYSE for the periods indicated:

	High	Low
Annual Highs and Lows
Fiscal Year 2010	$7.96	$3.04
Fiscal Year 2011	$5.48	$1.85
Fiscal Year 2012	$4.15	$1.80
Fiscal Year 2013	$11.49	$3.08
Fiscal Year 2014	$28.75	$10.66
Quarterly Highs and Lows
First Fiscal Quarter of 2013	$5.00	$3.08
Second Fiscal Quarter of 2013	$5.40	$3.82
Third Fiscal Quarter of 2013	$8.00	$4.75
Fourth Fiscal Quarter of 2013	$11.49	$7.01
First Fiscal Quarter of 2014	$21.15	$10.66
Second Fiscal Quarter of 2014	$28.75	$15.46
Third Fiscal Quarter of 2014	$20.48	$13.85
Fourth Fiscal Quarter of 2014	$17.65	$13.50

Monthly Highs and Lows
2014
August	$17.65	$15.32
September	$16.58	$13.50
October	$15.35	$12.31
November	$18.78	$13.75
December	$18.34	$16.15
January (through January 20, 2015)	$16.74	$14.65

On January 20, 2015, the closing sale price of our ADSs as reported on the NYSE was $15.41 per ADS.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Corporate Governance . Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our second amended and restated memorandum of association and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the NYSE or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

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

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiaries are required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a certificate, a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Notice on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special-Purpose Vehicles, or SAFE Circular 37, which became effective as of July 4, 2014, a PRC Resident, including both PRC domestic institutions and PRC domestic individual residents, shall register with the local branch of SAFE before it establishes or controls an company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment and financing and conducting roundtrip investment in China. Such a company located outside of China is referred to as an offshore special purpose vehicle. Under SAFE Circular 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

As a Cayman Islands company, we are considered a foreign entity in China. If we purchase the assets or equity interests of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in SAFE Circular 37. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties, except for a double tax treaty entered into with the United Kingdom in 2010. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs or ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, the state, local or non-U.S. tax or the Medicare tax consequences of an investment in our ADSs and ordinary shares. This discussion does not apply to U.S. Holders who are a member of a class of holders subject to special rules, such as:

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

Prospective investors are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

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

Dividends on ADSs and ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make cash distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes

Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends may constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own tax advisors as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

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

Passive foreign investment company

In general, we will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the asset test: (a) any cash and cash invested in short-term, interest-bearing, debt instruments or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended September 30, 2014. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in any future taxable year.

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

If we were a PFIC in any year, as a U.S. Holder, you will generally be required to file an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. If we are or become a PFIC, you should consult with your tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares. If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between your adjusted tax basis in the ADSs and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1 (as amended) to register our ordinary shares in relation to our initial public offering and our registration statement on Form F-3 (as amended) to register our ordinary shares in relation to a follow-on public offering.

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

Foreign Currency Risk

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect our financial results in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $29.6 million as of September 30, 2014 into Renminbi at the exchange rate of $1.00 for RMB6.1380 as of September 30, 2014, this cash balance would have been RMB181.4 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB179.6 million as of September 30, 2014.

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

Fees and Other Direct and Indirect Payments Made by the Depositary

Since the commencement of our most recent fiscal year, we have received the following direct and indirect payments in the amounts of $36,000 for expenses incurred by us relating to the ADR program, including:

•	Share issuance fee

•	Professional fees related to the ADR program

•	Training fees related to the ADR program

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial offer has concluded that, as of September 30, 2014, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of September 30, 2014.

Our independent registered public accounting firm has audited our internal control over financial reporting as of September 30, 2014 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of China Distance Education Holdings Limited

We have audited the internal control over financial reporting of China Distance Education Holdings Limited (the “Company”), its subsidiaries and its variable interest entity and the subsidiaries of variable interest entity (collectively, the “Group”) as of September 30, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated financial statements as of and for the year ended September 30, 2014 of the Group and our report dated January 26, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

January 26, 2015

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP , our principal external auditors, in the fiscal year ended September 30, 2013 and 2014, respectively.

	Fiscal Year ended September 30,
	2013		2014
	RMB	US$	RMB	US$
Audit fees (1)	3,299,158	539,078	2,907,081	476,555
Audit-related fees (2)	1,841,642	300,922	3,650,634	598,445
Tax fees (3)	194,200	31,730	—	—

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.
(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings and our follow-on public offering.
(3)	“Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.

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

On November 20, 2008, we adopted and publicly announced a share repurchase program approved by our board of directors. The program originally authorized us to repurchase up to $10 million worth of our issued and outstanding ADSs from time to time in open market transactions on the NYSE (or NYSE Arca, prior to February 4, 2009). Our board of directors subsequently raised the repurchase quota on April 29, 2011 by additional $10 million of our ADSs (which makes the total repurchase quota under the share repurchase program $20 million ADSs). The share repurchase program was extended in November 2009, November 2010, April 2011, February 2012 and February 20, 2013, each time for an additional 12-months. The share repurchase program expired on April 28, 2014.

The repurchases were made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to Rule 10b-18 of the Exchange Act and a 10b5-1 plan (the 10b5-1 plan allows us to repurchase our ADSs during periods in which we may be in possession of material non-public information) or otherwise. Since the adoption of the share repurchase program on November 20, 2008, we had repurchased 3,937,238 ADSs on the open market. In the fiscal year ended September 30, 2014, we had not repurchased any ADSs on the open market.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer with ADSs listed on the NYSE we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE Listed Company Manual, in general NYSE-listed non-U.S. companies may follow their home-country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements because the laws of Cayman Islands do not require such compliance:

•	We are not required to obtain shareholder approval for the adoption of, or material revisions to, our equity-compensation plans where our directors consider it in the best interests of the company to do so and when the issue price of shares issued pursuant to such plans is otherwise fair.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

•	Our nomination committee of our board of directors is not comprised entirely of independent directors.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	—Form of Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant*

2.1	—Form of Ordinary Share Certificate.*

2.2	—Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary.(1)

2.3	—Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).(1)

2.4	—Restricted Issuance Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary, dated August 16, 2010.***

4.1	—Technical Support and Consultancy Services Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 1, 2004.*

4.2	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd and Zhengdong Zhu, dated May 1, 2004.*

4.3	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated May 1, 2004.*

4.4	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Zhengdong Zhu, dated May 9, 2004.*

4.5	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Baohong Yin, dated May 9, 2004.*

4.6	—Courseware License Agreement between Beijing Champion Hi-Tech Co., Ltd. and Beijing Champion Distance Education Technology Co., Ltd., dated August 1, 2004.*

4.7	—Software License Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.8	—Courseware Production Entrustment Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.9	—Letter of Undertaking from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., dated February 13, 2008.*

4.10	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated February 13, 2008.*

4.11	—Declaration Letter by Zhengdong Zhu, dated March 24, 2008.*

4.12	—Declaration Letter by Baohong Yin, dated March 24, 2008.*

4.13	—Power of Attorney by Zhengdong Zhu, dated March 25. 2008.*

4.14	—Power of Attorney by Baohong Yin, dated March 25, 2008.*

4.15	—Notice from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., Zhengdong Zhu and Baohong Yin, dated March 25, 2008.*

4.16	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to the Registrant, dated March 25, 2008.*

4.17	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated March 25, 2008.*

4.19	—Form confidentiality and non-competition agreement.*

4.20	—Incentive share plan.*

Exhibit No.	Description of Exhibit

4.21	—2008 Performance Incentive Plan.*

4.22	—Amended and Restated 2008 Performance Incentive Plan (dated February 16, 2009).**

4.23	—Amended and Restated 2008 Performance Incentive Plan (dated May 21, 2012).****

4.24	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Zhengdong Zhu, dated December 31, 2008.**

4.25	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated December 31, 2008.**

4.26	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Zhengdong Zhu and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013.****

4.27	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Baohong Yin and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013.****

4.28	—Spousal Consent Letter by Zhengdong Zhu, dated January 30, 2013.****

4.29	—Spousal Consent Letter by Baohong Yin, dated January 30, 2013.****

4.30	—Deed of Undertaking from Zhengdong Zhu and Baohong Yin to our company, dated September 26, 2013.*****

8.1	—Subsidiaries of Registrant.***

11.1	—Code of Business Conduct and Ethics of the Registrant.*

12.1	—CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	—Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

15.2	—Consent of Jingtian & Gongcheng.

101.INS	—XBRL Instance Document

101.SCH	—XBRL Taxonomy Extension Schema Document

101.CAL	—XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	—XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	—XBRL Taxonomy Extension Label Linkbase Document

101.PRE	—XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-152167), as amended.
**	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2008.
***	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2011.
****	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2012.
*****	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2013.
(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-152345) filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Distance Education Holdings Limited

/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: January 26, 2015

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of China Distance Education Holdings Limited, its subsidiaries, its variable interest entity and the subsidiaries of variable interest entity (collectively, the “Group”) as of September 30, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended September 30, 2014. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2013 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of September 30, 2014, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 26, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/S/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
January 26, 2015

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2013	2014
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	71,919	118,075
Term deposits	817	5,702
Restricted cash	6	16,637
Accounts receivable, net of allowance for doubtful accounts of US$1,773 and US$1,250 as of September 30, 2013 and 2014, respectively	3,518	1,637
Inventories	698	449
Prepayment and other current assets	4,087	3,749
Deferred tax assets, current portion	1,751	2,116
Deferred cost	1,889	1,248

Total current assets	84,685	149,613

Non-current assets
Property, plant and equipment, net	10,202	10,721
Goodwill	7,711	7,689
Other intangible assets, net	1,476	1,384
Deposit for purchase of non-current assets	374	94
Other non-current assets	1,546	2,128

Total non-current assets	21,309	22,016

Total assets	105,994	171,629

LIABILITIES AND EQUITY

Current liabilities
Bank borrowing	—	16,583
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$13,361 and US$ 21,275 as of September 30, 2013 and 2014, respectively)	15,072	22,695
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,661 and US$ 3,504 as of September 30, 2013 and 2014, respectively)	4,282	4,209
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$17,120 and US$23,319 as of September 30, 2013 and 2014, respectively)	17,143	23,423
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$4,300 and US$5,199 as of September 30, 2013 and 2014, respectively)	4,300	5,199

Total current liabilities	40,797	72,109

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2013	2014
	US$	US$
Non-current liabilities
Deferred tax liabilities, non-current portion	677	1,110

Total non-current liabilities	677	1,110

Total liabilities	41,474	73,219

Commitments and contingencies (Note 18)

Equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2013 and 2014, respectively; Authorized - 480,000,000 and 500,000,000 shares at September 30, 2013 and 2014; Issued and outstanding - 135,532,141 and 142,752,873 shares at September 30, 2013 and 2014, respectively)	14	14
Additional paid-in capital	46,742	77,270
Accumulated other comprehensive income	6,295	6,220
Retained earnings	11,469	14,906

Total equity	64,520	98,410

Total liabilities and equity	105,994	171,629

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data, or otherwise noted)

	Years ended September 30,
	2012	2013	2014
	US$	US$	US$
Sales, net of business tax, value-added tax and related surcharges
Online education services	40,281	58,573	80,545
Books and reference materials	4,438	5,129	6,392
Others	7,383	7,658	10,259

Total net revenues	52,102	71,360	97,196

Cost of sales
Cost of services	(20,494)	(27,073)	(35,187)
Cost of tangible goods sold	(2,587)	(2,844)	(4,616)

Total cost of sales	(23,081)	(29,917)	(39,803)

Gross profit	29,021	41,443	57,393
Operating expenses
Selling expenses	(11,337)	(15,673)	(21,445)
General and administrative expenses	(8,248)	(9,806)	(11,645)

Total operating expenses	(19,585)	(25,479)	(33,090)
Other operating income	58	59	253

Operating income	9,494	16,023	24,556
Interest income	1,119	1,415	2,964
Interest expense	—	—	(291)
Exchange gain/(loss)	(40)	(77)	232

Income before income taxes	10,573	17,361	27,461
Less: Income tax expense	(2,600)	(3,797)	(4,052)

Net income from continuing operations	7,973	13,564	23,409
Net income from discontinued operations	236	—	—

Net income	8,209	13,564	23,409
Net income from continuing operations	7,973	13,564	23,409
Net income from discontinued operations	236	—	—
Net income	8,209	13,564	23,409

Net income per share:
Net income attributable to ordinary shareholders
Basic from continuing operations	0.06	0.10	0.17
Basic from discontinued operations	0.00	—	—

Basic	0.06	0.10	0.17

Diluted from continuing operations	0.06	0.10	0.17
Diluted from discontinued operations	0.00	—	—

Diluted	0.06	0.10	0.17

Weighted average shares used in calculating net income per share
Basic	133,996,737	135,174,562	139,613,967

Diluted	134,363,108	136,399,233	140,497,204

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years ended September 30,
	2012	2013	2014
	US$	US$	US$

Net income	8,209	13,564	23,409
Other comprehensive (loss) / income - change in cumulative foreign currency translation adjustments	701	1,373	(75)

Comprehensive income	8,910	14,937	23,334

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data, or otherwise noted)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings/ (Cumulative deficits)	Total equity
		US$	US$	US$	US$	US$

Balance as of September 30, 2011	127,800,673	13	78,804	4,221	(10,304)	72,734
Net income for the year	—	—	—	—	8,209	8,209
Foreign currency translation adjustments	—	—	—	701	—	701
Repurchase of ordinary shares	(1,285,464)	—	(993)	—	—	(993)
Options exercised	7,871,640	—	3,981	—	—	3,981
Stock-based compensation expense - stock options (Note 21)	—	—	141	—	—	141
Dividends (Note 22)	—	—	(16,268)	—	—	(16,268)
Loan to optionees in connection with exercise of options	—	—	(3,888)	—	—	(3,888)

Balance as of September 30, 2012	134,386,849	13	61,777	4,922	(2,095)	64,617
Net income for the year	—	—	—	—	13,564	13,564
Foreign currency translation adjustments	—	—	—	1,373	—	1,373
Repurchase of ordinary shares	(67,100)	—	(93)	—	—	(93)
Options exercised	987,392	1	602	—	—	603
Stock-based compensation expense (Note 21)	225,000	—	625	—	—	625
Dividends (Note 22)	—	—	(16,056)	—	—	(16,056)
Loan to optionees in connection with exercise of options	—	—	(113)	—	—	(113)

Balance as of September 30, 2013	135,532,141	14	46,742	6,295	11,469	64,520
Net income for the year	—	—	—	—	23,409	23,409
Foreign currency translation adjustments	—	—	—	(75)	—	(75)
Repurchase of ordinary shares	—	—	—	—	—	—
Issuance of new ordinary shares (Note 14)	6,000,000	—	29,088	—	—	29,088
Options exercised	1,095,732	—	491	—	—	491
Stock-based compensation expense (Note 21)	125,000	—	503	—	—	503
Dividends (Note 22)	—	—	(286)	—	(19,972)	(20,258)
Repayment of loan to optionees in connection with exercise of options	—	—	732	—	—	732

Balance as of September 30, 2014	142,752,873	14	77,270	6,220	14,906	98,410

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended September 30,
	2012	2013	2014
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	8,209	13,564	23,409
Adjustments to reconcile net income to net cash generated from operating activities:
Stock-based compensation	141	625	503
Gain on disposition of the discontinued operation	(297)	—	—
Depreciation of property, plant and equipment	1,606	1,848	1,808
Amortization of other intangible assets	873	771	592
Provision of inventories	41	67	527
(Reduction in allowance) provision for doubtful accounts	211	(371)	(517)
Losses on disposition of property, plant and equipment	9	151	112
Changes in operating assets and liabilities:
Decrease in accounts receivable	434	1,036	2,385
(Increase) in inventories	(328)	(89)	(281)
Decrease (increase) in prepayments and other assets	(679)	(420)	327
(Increase) decrease in deferred tax assets	(35)	154	(370)
Decrease (increase) in deferred cost	99	(45)	635
(Increase) in other non-current assets	(348)	(422)	(586)
Increase in accrued expenses and other liabilities	2,827	5,132	7,944
(Decrease) increase in income tax payable	261	1,567	(60)
Increase in deferred revenue	578	7,360	6,321
Increase in refundable fees	898	674	910
Increase in deferred tax liabilities	563	536	434

Net cash generated from operating activities	15,063	32,138	44,093

CASH FLOWS FROM INVESTING ACTIVITIES
Maturity (purchase) of term deposits	—	7,275	(4,880)
(Placement) Withdrawal of restricted cash	2,670	—	(16,607)
Acquisition of property, plant and equipment	(1,662)	(2,128)	(2,241)
Disposal of the discontinued operation, net of cash disposed	(150)	—	—
Acquisition of other intangible assets	(387)	(271)	(452)
Payment of deposit for the acquisition of non-current assets	—	(370)	—

Net cash (used in) generated from investing activities	471	4,506	(24,180)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank borrowing	—	—	16,062
Issuance of new ordinary shares	—	—	29,088
Repurchase of ordinary shares	(993)	(93)	—
Proceeds from share options exercised by employees	3,981	603	491
Loan to optionees in connection with exercise of options	(3,888)	(408)	(510)
Repayment of loan to optionees in connection with exercise of options	—	295	1,242
Dividends paid to shareholders	(16,268)	(16,056)	(20,258)

Net cash generated from (used in) financing activities	(17,168)	(15,659)	26,115

Exchange rate effect on cash and cash equivalents	410	1,211	128

Net increase (decrease) in cash and cash equivalents	(1,224)	22,196	46,156
Cash and cash equivalents at beginning of the year	50,947	49,723	71,919

Cash and cash equivalents at end of the year	49,723	71,919	118,075

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended September 30,
	2012	2013	2014
	US$	US$	US$
Supplemental schedule of cash flows information
Income tax paid	(1,818)	(1,539)	(4,049)
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	111	133	280
Income tax reversal	—	—	782

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

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

As of September 30, 2014, details of the Company’s subsidiaries, its VIE and VIE’s subsidiaries were as follows:

Company	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities

Subsidiaries:
China Distance Education Limited (“CDEL Hong Kong”)	March 13, 2003	Hong Kong	100%	Investment holding and provision of education services
Practice Enterprises Network China International Links Limited (“Pencil”)	February 23, 2010	Hong Kong	100%	Inactive
DL Education Service, LLC (“DL Education”)	September 27,2012	US	100%	Inactive
Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”)	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production
Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”)	April 23, 2007	PRC	100%	Software licensing and course production
Variable interest entity:
Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”)	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials

Subsidiaries of variable interest entity:
Beijing Caikaowang Company Ltd. (“Caikaowang”)	November 28, 2007	PRC	Nil	Provision of online education services
Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”)	June 24, 2008	PRC	Nil	Provision of online education services
Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”)	February 19, 2009	PRC	Nil	Provision of start-up training services
Beijing Haidian District Champion Training School (“Champion Training School”)	February 19, 2009	PRC	Nil	Provision of online and offline education services

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that provide Company effective control over Beijing Champion

Exclusive purchase right contract

Pursuant to the exclusive purchase right agreement, CDEL Hong Kong has the unconditional right to purchase the entire equity interest in, or all the assets of Beijing Champion, for a purchase price equal to the net assets of Beijing Champion or the minimum price permitted by PRC laws, if and when PRC laws are amended to permit such a transaction. The term of this agreement is ten years from the date thereof and can be extended for another ten years, at the discretion of CDEL Hong Kong. On December 19, 2014, CDEL Hong Kong decided to extend the term of this agreement for another ten years and retroactively acknowledged the validity of this agreement for the period from May 9, 2014 to December 19, 2014. Through the exclusive purchase right contract, each of Beijing Champion’s shareholders irrevocably granted CDEL Hong Kong an exclusive right to acquire, at any time, for its own account or through one or more PRC individuals or entities as nominee shareholders of its choice to replace the existing shareholders of Beijing Champion. This kick-out right reinforces CDEL Hong Kong’s ability to direct the activities that most significantly impact Beijing Champion’s economic performance.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that provide Company effective control over Beijing Champion - continued

Deed of undertaking:

The Company, Mr. Zhengdong Zhu and his wife, Ms. Baohong Yin executed a deed of undertaking (“Deed”) on September 26, 2013.

Pursuant to this deed, Mr. Zhengdong Zhu and Ms. Baohong irrevocably covenanted and undertaking to the Company to abstain from (1) utilizing their status as majority shareholders of the Company to vote for the appointment or removal of a director of the Company and (2) any matters related to the Deed. This deed was terminated automatically upon the completion of the follow-on public offering on March 11, 2014 as Mr. Zhengdong Zhu and Ms. Baohong Yin no longer owned a majority of outstanding ordinary shares after the follow-on public offering.

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

The Company believes that the contractual arrangements with Beijing Champion and its shareholders are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations and the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries or consolidated affiliated entities;

•	restrict the rights to collect revenues from any of the Company’s PRC subsidiaries;

•	discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries or consolidated affiliated entities;

•	require the Company’s PRC subsidiaries or consolidated affiliated entities to restructure the relevant ownership structure or operations;

•	take other regulatory or enforcement action is, including levying fines that could be harmful to the Company’s business; or

•	impose additional conditions or requirements with which the Company may not be able to comply.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

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

Certain shareholders of Beijing Champion are also beneficial owners or directors of the Company. In addition, certain beneficial owners and directors of the Company are also directors or officers of Beijing Champion. Their interests as beneficial owners of Beijing Champion may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will resolve in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of Beijing Champion, on one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of Beijing Champion will not act contrary to any of the contractual arrangements and the exclusive purchase right contract provides the Company with a mechanism to remove them as shareholders of Beijing Champion should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of Beijing Champion arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The Group’s online education business has been directly operated by (and as a result all of the Group’s revenues have been generated from) the VIE and its subsidiaries. For the years ended September 30, 2013 and 2014, Beijing Champion and its subsidiaries accounted for an aggregate of 68% and 61%, respectively, of the Group’s consolidated total assets, and 93% and 73%, respectively of the Group’s consolidated total liabilities. The assets not associated with Beijing Champion and its subsidiaries in these years primarily consisted of cash held by China Distance Education Holdings Limited.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the Company’s VIE and VIE’s subsidiaries as of September 30, 2013 and 2014 and for each of the three years in the period ended September 30, 2014 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within VIE and VIE’s subsidiaries:

	As of September 30,
	2013	2014
	US$	US$

Cash and cash equivalents	39,706	75,117
Prepayment and other current assets	3,839	3,100
Total current assets	54,575	87,205
Total assets	72,515	104,569
Deferred revenue	17,120	23,319
Total current liabilities	38,442	53,297
Total liabilities	38,442	53,297
Total equity	34,073	51,272

	For the years ended September 30,
	2012	2013	2014
	US$	US$	US$

Revenues	52,005	70,942	96,990

Net income (1)	14,944	21,062	31,986

Net cash provided by operating activities	6,958	25,755	36,326

Net cash (used in)/provided by investing activities	549	(2,521)	(850)

Effects of exchange rate changes	183	674	(65)

(1)	This is net income before service fees charged by Champion Technology and Champion Education Technology.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations. No creditor (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

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

The effect of discontinued operations has been reflected in certain accounts in the consolidated financial statements for the year ended September 30, 2011 as described in Note 3.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and VIE’s subsidiaries. All transactions and balances among the Company, its subsidiaries, its VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Foreign currency translation and transactions

The Company, DL Education, CDEL Hong Kong and Pencil’s functional currencies are United States dollars (“US$”). The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the US$ as its reporting currency and uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries and its variable interest entities, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of consolidated statements of changes in equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of comprehensive income.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have an original maturity of three months or less when purchased.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Term deposits

Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Restricted cash

Restricted cash represents deposits not readily available to the Company. Restricted cash as of September 30, 2014 mainly represented cash pledged as security of bank borrowing.

Inventories

Inventories, consisting of paper and professional examination reference books, are stated at the lower of cost or market value. Cost is determined using the first in, first out method.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

The Group’s financial instruments consist of cash equivalents, term deposits, restricted cash, accounts receivable, other current assets, and other current liabilities. The carrying amounts of these instruments approximate their fair values due to their short-term maturity.

The Group reviews goodwill for impairment annually or more frequently if events or changes in circumstances indicate the possibility of impairment. For the continuing operations, other intangible assets, and other long-lived assets are measured at fair value on a nonrecurring basis when there is an indicator of impairment, and they are recorded at fair value only when impairment is recognized. For discontinued operations, long-lived assets are measured at the lower of carrying amount or fair value less cost to sell. The fair value of these assets were determined using models with significant unobservable inputs which were classified as Level 3 inputs, primarily the discounted future cash flow.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

For the years ended September 30, 2013 and 2014, the Group performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

Other intangible assets, net

Other intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life

Computer software	3~5 years
Trademarks and domain names	10~11 years
Courseware	1~5 years
Website	5 years
Business contracts	3~5 years
Copyrights	5 years
Platform	3.5 years

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

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

The on-line courses using the non-refundable course model are mainly comprised of regular classes and premium classes. The revenues for the regular classes are recognized on a straight line basis over the subscription period from the month in which the customers enroll in the courses to the month in which subscribed courses terminate. For premium classes, if participants fail to pass the course examination and certain pre-agreed conditions are met, the participants can be offered by certain course fee discount to retake the same premium course. As such, the discount is proportionately applied as a deduction to revenue recognized for each of the premium classes that participants take.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online education services - continued

For on-line courses using the refundable course model (i.e. elite classes), if the participants complete the courses and fail the professional exams and their scores are within a range provided for in the agreement, they are entitled to either a full refund or the right to retake the course. The participants must notify the Group within a pre-agreed period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. The proceeds from the refundable course model are initially recorded as “refundable fees”. Revenues are recognized upon the expiration of the participants’ right to receive a refund or ratably over the retake course period when the participants decide to retake the course before the expiration of such right.

Most of the course participants pay course fees via online payment systems provided by third parties including internet debit or credit card payment systems and other third-party payment systems. Some participants may choose to enroll for on-line courses through the use of prepaid study cards which are purchased from distributors. The Group sells to its regional distributors prepaid study cards at a discount to the face value of the cards. Revenues are recorded using the after-discount-selling-price of the cards and recognized over the period the on-line course is available to the customers, which generally is from the enrollment date to the completion of the relevant professional examination date. Sales of prepaid study cards that are not activated for course enrollment are recognized as revenues upon expiration of the cards. Prepaid study cards that have been activated but have not been used to enroll on-line courses do not have an expiry date and will be deferred until they are used to enroll in on-line courses. Participants who enroll with the Company directly are eligible to a refund within a 7-day trial period. Revenues from direct enrollment with the Company are recognized over the period from the lapse of the 7-day trial period to the completion of the relevant professional examination date.

The Group may, at times, offer volume discounts to its regional distributors for purchases over a specified amount of prepaid cards during a specified period of time, generally, one year. The amount of future rebates relating to these volume discounts cannot be reasonably estimated and accordingly a deferred revenue balance is recognized for the maximum potential amount of volume discount. If the number of purchases specified in the volume discount provisions is not reached upon the expiry of the volume discount period, the deferred revenue relating to such volume discount for each study card is recognized as revenue over the remaining period the on-line course is available to the user who enrolls using the study card or recognized as revenue immediately if the related on-line course has been completed or the study card has expired.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online education services - continued

The Group provides student recruiting services and online platform to government agencies which use the Group’s online platform to conduct continuing education services. The Group earns service fees as a percentage of total tuition fees based on the agreements entered into with the government agencies. Service fees are initially recorded as deferred revenue and are recognized as revenue when course participants complete the stipulated study hours and take the examinations, or on a straight line basis over the subscription period based on the terms of the agreements.

The Group also operates an Online Open Learning Platform, a proprietary education platform that allows other parties to share their educational content or deliver live courses online. After passing the Group’s quality control reviews, experts and scholars of various fields can either record their own lectures and post them on the Open Learning Platform website, or deliver real-time audio-video courses. The group offers coaching services to these lecturers and deploys a user evaluation system to ensure that these courses meet its quality and effectiveness standards. The Group pays the experts and scholars certain percentage of the service fee they received from the end users. Revenues from Open Learning Platform are recognized on gross basis, as the Group is the primary obligor in the arrangement and bears the risks and rewards, including the quality control and the services delivered.

For the years ended September 30, 2012, 2013 and 2014, the Group recognized revenues before business tax and related surcharges in connection with expired study cards amounted to US$113, US$164, and US$114, respectively.

The on-line courses service is provided by Beijing Champion and its subsidiaries which are subject to approximately 3% business tax and related surcharges. The Group records revenues net of these taxes in the consolidated statements of operations. Such business tax and related surcharges for the years ended September 30, 2012, 2013 and 2014 were US$1,331, US$1,986 and US$2,699 respectively.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Other revenues

Other revenues include sales of offline professional training, courseware production services, platform production services, and others.

Revenues from offline professional training are recognized when the training courses are provided. For offline training sponsored by government authorities, the tuition fees of the training participants are subsidized by the government. Qualified enrollments and the fees to be earned cannot be determined until the confirmation from government authorities regarding the number of students and fees is received by the Company, which is after the completion of services. Therefore, revenues from such services are recognized upon cash receipt or the receipt of confirmations from government authorities, whichever is earlier, when all the other revenue recognition criteria have been met.

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

Value added taxes

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” (“Pilot Industries”) in Shanghai and subsequently was expanded to ten other provinces and municipalities between August and December 2012.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes - continued

As a result, since September 1, 2012, technical and consulting service, software licensing and course production services provided by Champion Technology and Champion Education Technology, and since July 1, 2014, course production services provided by Champion Wangge were no longer subject to business tax but VAT instead. Champion Technology is VAT general taxpayer. Champion Education Technology was VAT small-scale taxpayer but was treated as general taxpayer since February 1, 2014. Champion Wangge was qualified as small-scale taxpayer since July 1, 2014. The applicable VAT rates are 6% and 3% for the entities that are general taxpayer and small-scale taxpayer, respectively.

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets.

Pursuant to a circular jointly released by Ministry of Finance and State Administration of Taxation on December 25, 2013, the Group is subject to a VAT exemption for the proceeds received from customers for sales related to books and reference materials till December 31, 2017. As a result, the Group registered a tax exemption application at state tax bureau in February 2014 and started to enjoy such tax exemption for the relevant sales since March 2014. Prior to the filling of tax exemption application in February 2014, the Group was subject to VAT generally at a rate of 13% on the proceeds received for the sales of books and reference materials.

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

Advertising expenditure

Advertising expenditure is expensed when incurred and are included in “selling expenses” in the consolidated statements of operations. Advertising expenses from continuing operations were US$2,112, US$3,167 and US$6,464, and those from discontinued operations were US$26, US$ nil and US$ nil, for the years ended September 30, 2012, 2013 and 2014, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Shipping and handling costs

Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the consolidated statements of operations. Shipping and handling costs classified as selling expenses from continuing operations were US$252, US$489 and US$703, and those from discontinued operations were US$1, US$nil and US$nil, for the years ended September 30, 2012, 2013 and 2014, respectively.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

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

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group from the continuing operations included aggregate amounts of US$68,867 and US$110,342, which were denominated in RMB, at September 30, 2013 and 2014, respectively, representing 95.8% and 93.5% of the cash and cash equivalents at September 30, 2013 and 2014, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposits, restricted cash, accounts receivable and prepayment and other current assets. As of September 30, 2014, substantially all of the Group’s cash and cash equivalents, term deposits and restricted cash were deposited in financial institutions located in the PRC and Hong Kong. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended September 30, 2014.

Primarily due to the long payment cycles of government agencies, the Group had one customer that accounted for 31.4% and 21.7% of the Group’s carrying amount of accounts receivable as of September 30, 2013 and September 30, 2014 respectively.

Recently issued accounting pronouncements not yet adopted

In April, 2014, the FASB issued Accounting Standard Update 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position.

Regarding the statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation-Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

3.	DISCONTINUED OPERATIONS

On September 30, 2009, Champion Wangge acquired the Gaokao retake business from Mr. Junnan Ye and Mr. Xiujie Hu, two third-party individuals. The acquired business is operated by Champion Xinlixiang, an entity established by Champion Wangge. Since such business has been in a loss position, on September 27, 2011, the Company decided to discontinue the operations of Gaokao retake business and put the related assets and business up for sale.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

3.	DISCONTINUED OPERATIONS - continued

Summarized operating results from the discontinued operations included in the Group’s consolidated statements of operations were as follows for the year ended September 30, 2012:

Year ended September 30, 2012
US$

Revenues	1,045
Pre-tax (loss) from discontinued operations	(61)
Income tax expense	—
(Loss) from discontinued operations, net of tax	(61)
Gain on disposal of discontinued operation	297
Net income from discontinued operations attributable to China Distance Education Holding Limited, net of tax	236

All notes to the accompanying consolidated financial statements have reflected the effect of the discontinued operations, where applicable.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2013	2014
	US$	US$

Accounts receivable	5,291	2,887
Less: allowance for doubtful accounts	(1,773)	(1,250)

Accounts receivable, net	3,518	1,637

Movement of allowance for doubtful accounts was as follows:

	As of September 30,
	2013	2014
	US$	US$

Balance at beginning of year	2,092	1,773
Reversal of the allowance for doubtful accounts	(371)	(517)
Foreign currency adjustment	52	(6)

Balance at end of the year	1,773	1,250

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

5.	INVENTORIES, NET

Inventories consisted of the following:

	As of September 30,
	2013	2014
	US$	US$

Books and other goods	708	968
Paper and other raw materials	102	121
Less: inventory provisions for slow-moving and obsolescence	(112)	(640)

	698	449

Inventories provision made in the years ended September 30, 2012, 2013 and 2014 were US$41, US$67 and US$527, respectively.

6.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

		As of September 30,
	Notes	2013	2014
		US$	US$

Advance to the suppliers	(1)	1,873	766
Prepaid expenses		1,034	1,669
Interest receivable		24	369
Current portion of receivables related to ITAT program (Note 11)		285	—
Funds receivable	(2)	285	306
Deposits		11	23
Others		575	616

Prepayment and other current assets, net		4,087	3,749

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

6.	PREPAYMENT AND OTHER CURRENT ASSETS - continued

(1)	Advance to the suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials and finished goods. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and is monitored on a regular basis by management. A charge to cost of sales will be recorded in the period in which a loss incurs. To date, the Group has not experienced any loss of advances to suppliers.
(2)	Funds receivable arise due to the time taken to clear customers’ payment transactions through external payment networks. When customers remit fees to the Group via external payment networks using their bank account or credit card, there is a clearing period before the cash is received by the Group which usually takes one to three business days. These fees are treated as a receivable until the cash is received.

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of September 30,
	2013	2014
	US$	US$

Buildings	6,051	6,033
Electronic and office equipment	9,523	9,896
Leasehold improvement and building improvement	681	511
Motor vehicles	1,164	1,563

Total	17,419	18,003
Less: Accumulated depreciation	(7,217)	(7,282)

	10,202	10,721

Depreciation expenses from continuing operations were US$1,606, US$1,848 and US$1,808, and from discontinued operations were US$ nil, nil and nil, for the years ended September 30, 2012, 2013 and 2014, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

8.	GOODWILL

Goodwill was comprised of the following:

	Years ended September 30
	2013			2014
	Online education service	Start-up training service	Total	Online education service	Start-up training service	Total
	US$	US$	US$	US$	US$	US$

Gross amount
Beginning balance	5,726	1,785	7,511	5,880	1,831	7,711
Exchange difference	154	46	200	(17)	(5)	(22)

Ending balance	5,880	1,831	7,711	5,863	1,826	7,689

Accumulated impairment loss	—	—	—	—	—	—

Goodwill, net	5,880	1,831	7,711	5,863	1,826	7,689

The Group tested its goodwill for impairment at the following reporting units level.

Online education service - This reporting unit provides online education services to its customers located in the PRC and Hong Kong. It includes all the subsidiaries, the VIE and VIE’s subsidiaries of the Group except for Zhengbao Yucai. The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit.

Start-up training service - This reporting unit provides start-up training services to the Group’s customers located the PRC. It includes Zhengbao Yucai. The goodwill arising from the acquisitions of Zhengbao Yucai is fully allocated to this reporting unit.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group did not record any impairment of goodwill on online education service and start-up training service for the years ended September 30, 2012, 2013 and 2014.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

9.	OTHER INTANGIBLE ASSETS, NET

Excluding those that had been fully amortized as of September 30, 2013 and 2014, respectively, other intangible assets consisted of the following:

	As of September 30,
	2013	2014
	US$	US$

Computer software	2,978	3,428
Trademarks and domain names	1,456	1,499
Courseware	488	486
Business contracts	531	530
Copyrights	664	662
Platform	217	217

Total intangible assets	6,334	6,822

Less: Accumulated amortization
Computer software	(2,275)	(2,595)
Trademarks and domain names	(840)	(952)
Courseware	(462)	(486)
Business contracts	(494)	(530)
Copyrights	(600)	(658)
Platform	(187)	(217)

Accumulated amortization	(4,858)	(5,438)

Intangible assets, net	1,476	1,384

Amortization expenses from continuing operations were US$873, US$771 and US$592 and from discontinued operations were nil, for the years ended September 30, 2012, 2013 and 2014, respectively.

The estimated amortization expenses for the above other intangible assets for each of the following fiscal years are as follows:

Amortization
US$

2015	410
2016	363
2017	296
2018	168
2019	95
2020 and thereafter	52

1,384

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

10.	DEPOSITS FOR PURCHASE OF NON-CURRENT ASSETS

Deposits for purchase of non-current assets consisted of the following:

	As of September 30,
	2013	2014
	US$	US$

Deposit for purchase of property, plant and equipment and other intangible assets	374	94

	374	94

11.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

		As of September 30,
		2013	2014
		US$	US$

Long-term prepaid expenses	(1)	1,207	1,903
Long-term receivables related to ITAT program	(2)	171	—
Rental deposits	(3)	168	225

		1,546	2,128

(1)	Long-term prepaid expenses represent golf club membership fee. The amortization of the long term prepaid expenses was made within a ten-year amortizing period and was recorded as “general and administrative expenses” on the consolidated statements of operations.
(2)	Long-term receivables represent the non-current portion of prepaid service fee for obtaining government authorization to provide the ITAT program, an information technique application training program, for ten years, starting from 2010. The group amortized such prepayment on a straight-line basis. In 2013, the Group ceased a series of cooperation on ITAT program. As of September 30, 2014, the receivables related to ITAT program, including current portion and non-current portion had been fully settled.
(3)	Rental deposits represent office rental deposits for the Group’s daily operations. These deposits are classified as non-current deposits since they will not be refunded within one year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of September 30,
	2013	2014
	US$	US$

Accrued expenses	2,795	3,726
Salary and welfare payable	2,775	5,222
Tuition fee payables to government agencies	5,132	10,096
Remuneration payable to lecturers	2,314	1,802
Uncertain income tax liabilities (Note 16)	177	177
Payables to employees in connection with options exercise	458	94
Other payable	1,421	1,578

	15,072	22,695

Tuition fee payable to government agencies mainly represents the portion of tuition fee collected by the Group on behalf of the government agencies which provide certain continuing education courses and the Group is only responsible for the student recruiting and provision of online platform and shares certain percentage of fee tuition as service fees.

13.	BANK BORROWING

On December 6, 2013, CDEL Hong Kong entered into a loan agreement with Deutsche Bank, AG, Singapore Branch, for a RMB100 million, approximately US$16 million, term loan facility with an 2.40% annual interest rate for a term of 18 months. The facility was secured by a term deposit of RMB100 million provided by Champion Technology, which was recorded as “restricted cash” on balance sheet as of September 30, 2014. As of September 30, 2014, such bank borrowing would mature within 12 months and accordingly was recorded as short-term liability.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

14.	ORDINARY SHARES

Under the share repurchase programs approved by the Company’s board of directors on November 20, 2008 and April 29, 2011, the Company is authorized to repurchase up to US$20 million worth of its issued and outstanding ADSs from time to time in open-market transactions on NYSE. During the years ended September 30, 2012, 2013 and 2014, the Company repurchased 1,285,464, 67,100 and nil ordinary shares at total considerations of US$993, US$93 and US$nil, respectively. Such shares were immediately canceled after the repurchase.

On March 11, 2014, the Company completed a follow-on public offering of ADSs by the Company and certain selling shareholders. Through the follow-on public offering the Company issued and sold 6,000,000 ordinary shares, representing 1,500,000 ADSs at the price of US$21.00 per ADS. The net proceeds received by the Company, after deducting underwriting commissions and other professional service fees, amounted to US$29,088.

15.	RESTRICTED NET ASSETS

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

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts, which is included in retained earnings accounts in equity section of the consolidated balance sheets. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Champion Technology and Champion Education Technology were established as wholly-owned foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

15.	RESTRICTED NET ASSETS - continued

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were US$23,457and US$23,581, as of September 30, 2013 and 2014, respectively.

16.	INCOME TAX

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

The United States

DL Education was established in the United States and is inactive in the years ended September 30, 2013 and 2014. Therefore there is no income that is subject to the U.S. federal income taxes and state income taxes.

Hong Kong

CDEL Hong Kong and Pencil have not recorded tax provision for Hong Kong profits tax as the companies have not had assessable profits arising in or derived from Hong Kong.

China

The Enterprise Income Tax Law (the “EIT Law”) of the PRC, which took effect on January 1, 2008, applies a uniform 25% enterprise income tax rate to all resident enterprise in China, including foreign invested enterprises.

Since 2008, Beijing Champion and Champion Technology qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law, and therefore, were entitled to preferential income tax rates. In October 2011, Beijing Champion and Champion Technology renewed the HNTE qualification, and therefore, were continually entitled to the preferential income tax rate of 15% in years 2011 through 2013. As of September 30, 2014, Beijing Champion and Champion Technology were in the process to renew HNTE qualification. The Group believes Beijing Champion and Champion Technology will most likely be qualified as HNTE and accordingly be entitled to a preferential income tax rate of 15% in the years from 2014 through 2016. As a result, the Group applied 15% to determine the tax liabilities for these two entities.

Since 2012, Zhengbao Yucai obtained HNTE qualification and therefore, was entitled to preferential income tax rate of 15% in years 2012 through 2014.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

16.	INCOME TAX - continued

China - continued

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK

Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that CDEL Hong Kong qualifies for the 5% withholding tax rate. CDEL Hong Kong’s deferred tax liabilities related to potential withholding tax were US$905 and US$1,276 as of September 30, 2013 and 2014, respectively, on the undistributed earnings from its investment in the PRC entities generated after January 1, 2008. And the related income tax expenses were US$634, US$271 and US$371 for the years ended September 30, 2012, 2013 and 2014, respectively.

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2009 to 2013 remain subject to examination by the tax authorities and US$782 was reversed for the unpaid tax liability that was accrued before 2009 tax year.

Income before income taxes from continuing operations consisted of:

	Years ended September 30,
	2012	2013	2014
	US$	US$	US$

Non - PRC	(1,252)	(2,003)	(1,757)
PRC	11,825	19,364	29,218

	10,573	17,361	27,461

The current and deferred components of the income tax expense from continuing operations appearing in the consolidated statements of operations are as follows:

	Years ended September 30,
	2012	2013	2014
	US$	US$	US$

Current tax expense	2,074	3,107	3,988
Deferred tax expense	526	690	64

	2,600	3,797	4,052

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

16.	INCOME TAX - continued

China - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended September 30,
	2012	2013	2014
	US$	US$	US$

Income before taxes	10,573	17,361	27,461

Income tax expense computed a applicable tax rates of 25%	2,643	4,340	6,865
Effect of different tax rates in different jurisdictions	255	440	357
Non-deductible expenses	59	75	94
Effect of tax holidays	(1,037)	(1,740)	(2,888)
Effect of valuation allowances	51	194	33
Effect of tax rate changes	—	237	—
Withholding tax on undistributed earnings	629	251	373
Income tax reversal	—	—	(782)

	2,600	3,797	4,052

Effective income tax rate	24.59%	21.87%	14.76%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years ended September 30,
	2012	2013	2014
	US$	US$	US$

The aggregate amount of tax holidays	1,037	1,740	2,888

The aggregate effect on basic and diluted net income per share:
- Basic	0.01	0.01	0.02

- Diluted	0.01	0.01	0.02

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

16.	INCOME TAX - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes from continuing operations are as follows:

	As of September 30,
	2013	2014
	US$	US$

Current deferred tax assets
Payroll payable	409	794
Accrued expenses	585	599
Allowance for doubtful accounts	518	546
Net operating loss carry-forwards	289	255

Total current deferred tax assets	1,801	2,194
Less: valuation allowance	(50)	(78)

Current deferred tax assets, net	1,751	2,116

Non-current deferred tax assets
Intangible assets	48	19
Property, plant and equipment	148	140
Net operating loss carry-forwards	372	314

Total non-current deferred tax assets	568	473
Less: valuation allowance	(262)	(268)

Non-current deferred tax assets, net	306	205

Non-current deferred tax liabilities
Intangible assets	78	39
Withholding tax on undistributed earnings	905	1,276

Total non-current deferred tax liabilities	983	1,315

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

16.	INCOME TAX - continued

China - continued

As a result of the Group’s assessment of its tax positions, the unrecognized tax benefit related to transfer price position prior to the year 2009 was recorded at US$173, US$177 and US$177 as of September 30, 2012, 2013 and 2014, respectively. The subsequent changes of the unrecognized tax benefit were due to foreign currency adjustment.

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits

Balance - September 30, 2012	173
Foreign currency adjustment	4

Balance - September 30, 2013	177
Foreign currency adjustment	—

Balance - September 30, 2014	177

The Group does not anticipate any significant change in unrecognized tax benefits within 12 months from September 30, 2014.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

17.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$3,199, US$3,910 and US$5,331 for the years ended September 30, 2012, 2013 and 2014, respectively. Employee benefits from continuing operations were US$3,164, US$3,910 and US$5,331, and from discontinued operations were US$35, US$ nil and US$ nil for the years ended September 30, 2012, 2013 and 2014, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the consolidated statements of operations as incurred. The total amounts for such employee benefits were US$2, US$2 and US$2 for the years ended September 30, 2012, 2013 and 2014, respectively, which were included in continuing operations.

18.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices, servers and bandwidth with initial terms of one-year or more consisted of the following at September 30, 2014:

US$

Years ending September 30,
2015	3,389
2016	193
2017	11
2018	—
2019	—

3,593

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended September 30, 2012, 2013 and 2014, total rental expenses from continuing operations for all operating leases amounted to US$3,346, US$3,904 and US$5,786, respectively. Rental expenses from discontinued operations for all operating leases amounted to US$314, US$ nil and US$ nil, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

18.	COMMITMENTS AND CONTINGENCIES - continued

Legal contingencies

The group is a party in potential claims arising in the ordinary course of business. The Group does not believe that the resolution of these matters will have a material effect on its financial position or results of operations.

Assets pledged as security for bank borrowing

As disclosed in Note 13, on December 6, 2013, CDEL Hong Kong entered into a loan agreement for a RMB100 million, approximately US$16 million, term loan facility. The facility was secured by a term deposit of RMB100 million provided by Champion Technology, which was recorded as “restricted cash” on the consolidated balance sheet as of September 30, 2014.

19.	SEGMENT REPORTING

The Group operates and manages its business as a single segment that includes primarily the provision of online and offline education services and selling of related products.

The revenues attributable to the different service and product groups are as follows:

	Years ended September 30,
	2012	2013	2014
	US$	US$	US$

Online education services	40,281	58,573	80,545
Books and reference materials	4,438	5,129	6,392
Offline education services	4,507	4,617	7,817
Others	2,876	3,041	2,442

	52,102	71,360	97,196

Online education services accounted for 77.3%, 82.1% and 82.9% of the Group’s total net revenue for the years ended September 30, 2012, 2013 and 2014, respectively. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.

Geographic disclosures:

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. The majority of the Group’s long-lived assets are located in the PRC.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

20.	NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Years ended September 30,
	2012	2013	2014
	US$	US$	US$

Numerator:
Net income from continuing operations	7,973	13,564	23,409
Net income from discontinued operations, net of tax	236	—	—
Net income	8,209	13,564	23,409
- allocated to ordinary share - basic	8,209	13,554	23,392
- allocated to nonvested restricted share - basic	—	10	17

Denominator:
Weighted average number of ordinary shares outstanding	133,996,737	135,174,562	139,613,967
Weighted average number of nonvested restricted share	—	103,082	102,754
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	366,371	1,121,589	780,483

Weighted average ordinary shares outstanding used in computing diluted net income per share	134,363,108	136,399,233	140,497,204

Basic net income per share
Basic from continuing operations	0.06	0.10	0.17
Basic from discontinued operations (net of tax)	—	—	—

Basic	0.06	0.10	0.17

Basic net income per nonvested restricted share
Basic from continuing operations	—	0.10	0.17
Basic from discontinued operations (net of tax)	—	—	—

Basic	—	0.10	0.17

Diluted net income per share
Diluted from continuing operations	0.06	0.10	0.17
Diluted from discontinued operations (net of tax)	—	—	—

Diluted	0.06	0.10	0.17

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

21.	SHARE INCENTIVE PLAN - continued

Share options - continued

A summary of option activity as of September 30, 2014, and changes during the years ended September 30, 2014 are presented below:

Share option granted to employees and non-executive directors	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value

Outstanding, September 30, 2013	1,579,732	US$	0.50	6.37	3,389
Exercised	(1,095,732)	US$	0.45

Outstanding, September 30, 2014	484,000	US$	0.35	5.73	1,528

Exercisable at September 30, 2014	484,000	US$	0.35	5.73	1,528

A summary of the activities of the share option granted to non-employees as of September 30, 2014, and changes during the year ended September 30, 2014 are presented below:

Share option granted to non-employees	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value

Outstanding, September 30, 2013	128,200	US$	0.495	4.55	275
Exercised	—

Outstanding, September 30, 2014	128,200	US$	0.345	3.55	405

Exercisable at September 30, 2014	128,200	US$	0.345	3.55	405

On November 20, 2013, the Company declared a cash dividend of US$0.15 per ordinary share on its outstanding shares to shareholders as of January 8, 2014. According to the terms of the Prior and New Plan, the exercise price was duly reduced by US$0.15 for all of the outstanding options as of January 8, 2014. The change in exercise price incurred in the year ended September 30, 2014, and therefore was not reflected in the weighted-average exercise price as of September 30, 2013.

The total intrinsic value of options exercised during the year ended September 30, 2014 was US$3,906. As of September 30, 2014, there was no unrecognized share-based compensation cost related to share options since the share options were all fully vested.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

21.	SHARE INCENTIVE PLAN - continued

Nonvested restricted shares

On December 3, 2012, the Company granted 225,000 nonvested restricted shares of the Company to its directors, of which 100,000 nonvested restricted shares are vested immediately on the grant date and the rest is restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. The restriction will be removed upon the vesting of the nonvested restricted shares on the first anniversary of the issuance day. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date fair value of a nonvested restricted share was US$1.22, which was determined based on the closing price of the Company’s ADSs on NYSE on December 3, 2012. This grant resulted in a total share-based compensation of US$276, of which US$122 was recognized immediately on the grand date and US$154 was recognized ratably over the requisite service period of one year.

On December 3, 2013, the Company granted 125,000 nonvested restricted shares of the Company to its directors. These shares are restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. The restriction will be removed upon the vesting of the nonvested restricted shares on the first anniversary of the issuance day. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date fair value of a nonvested restricted share was US$4.58, which was determined based on the closing price of the Company’s ADSs on NYSE on December 3, 2013. This grant resulted in a total share-based compensation of US$573, which was recognized ratably over the requisite service period of one year.

A summary of the nonvested restricted shares activity is as follows:

	Number of Nonvested restricted shares outstanding	Weight average grant-date fair value	Aggregated intrinsic value
	US$

Nonvested restricted shares outstanding at September 30, 2013	125,000	1.22	$330
Granted	125,000	4.58
Vested	(125,000)	1.22

Nonvested restricted shares outstanding at September 30, 2014	125,000	4.58	$438

Nonvested restricted shares expected to vest at September 30, 2014	125,000	4.58	$438

The total fair value of shares vested during the years ended September 30, 2012, 2013 and 2014 were $ nil, $122 and $153, respectively. The Company recorded share-based compensation expenses of $21, $250 and $503 for the years ended September 30, 2012, 2013 and 2014, respectively. As of September 30, 2014, there was $95 of share-based compensation related to nonvested shares that is expected to be recognized over a weighted average period of 0.2 year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

21.	SHARE INCENTIVE PLAN - continued

Share-based compensation expense

Total share-based compensation expense of share-based awards granted to employees, non-employees and non-executive directors recognized for the years ended September 30, 2012, 2013 and 2014 are as follows:

	As of September 30,
	2012	2013	2014
	US$	US$	US$

Cost of services	37	56	—
General and administrative expenses	88	522	503
Selling expenses	16	47	—

	141	625	503

22.	CASH DIVIDEND

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

On November 20, 2013, the Company approved and declared a cash dividend of US$0.15 per ordinary share on its total 136,409,633 outstanding shares as of the close of trading on January 8, 2014, resulting in payments totaling US$20,258 to shareholders. Such dividend was recorded as a reduction against retained earnings to the extent of the balance as of November 20, 2013 retained by the Company’s wholly owned subsidiaries in the PRC and then as a reduction against additional paid-in capital for the remainder.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

23.	SUBSEQUENT EVENTS

On November 18, 2014, by a resolution of the board of directors, 2,800,000 share options were granted to certain employees for an exercise price per share at US$3.74. These options shall vest subject to a four-year vesting schedule with 25% vesting in each year.

On November 18, 2014, the Company approved and declared a cash dividend of US$0.20 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on January 6, 2015.

On January 12, 2015, the Company granted 542,372 nonvested restricted shares under the New Plan. These nonvested restricted shares are subject to a four-year vesting period with 25% vesting on the first anniversary of the issuance date and the remaining 75% vesting in six substantially equal semi-annual installments.