Form 20-F
period 2015-09-30
China Distance Education Holdings LTD
filed 2016-01-27
CIK 1438644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2015

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 142,406,933 ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the ☐ International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended September 30;

•	“we,” “us,” “our company,” “our,” and “CDEL” refer to China Distance Education Holdings Limited and its subsidiaries and PRC affiliated entity, Beijing Champion Hi-Tech Co., Ltd., or Beijing Champion, and its subsidiaries, as the context requires;

•	“Zhengbao Yucai” refers to Beijing Zhengbao Yucai Education Technology Company Limited by Shares.

•	“course enrollment” for a period refers to the cumulative total number of fee-based courses enrolled in by our course participants during such period, counting each and every course enrolled in by a single student as one course enrollment;

•	“China,” “Chinese” and “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	all references to “Renminbi” or “RMB” are to the legal currency of China, and all references to “U.S. dollar,” “dollar,” “$” or “US$” are to the legal currency of the United States; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended September 30, 2013, 2014 and 2015 and audited consolidated balance sheet data as of September 30, 2014 and 2015.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and growth strategies;

•	our future prospects and market acceptance of our courses and other products and services;

•	our future business development and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	projected enrollment numbers;

•	our plans to expand and enhance our courses and other products and services;

•	the anticipated benefits of listing of Zhengbao Yucai on China’s New Third Board;

•	competition in the education and test preparation markets; and

•	Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated statements of operations data for the fiscal years ended September 30, 2013, 2014 and 2015 and the selected consolidated balance sheets data as of September 30, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended September 30, 2011 and 2012 and the selected consolidated balance sheets data as of September 30, 2011, 2012 and 2013, are derived from our audited consolidated financial statements, which are not included in this annual report. The following information should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Years Ended September 30,
	2011	2012	2013	2014	2015
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	30,788	40,281	58,573	80,545	88,657
Books and reference materials	4,743	4,438	5,129	6,392	6,873
Others	6,033	7,383	7,658	10,259	12,647
Total net revenues	41,564	52,102	71,360	97,196	108,177
Cost of sales:
Cost of services (5)	(16,840)	(20,494)	(27,073)	(35,187)	(41,043)
Cost of tangible goods sold	(2,794)	(2,587)	(2,844)	(4,616)	(3,300)
Total cost of sales	(19,634)	(23,081)	(29,917)	(39,803)	(44,343)
Gross profit	21,930	29,021	41,443	57,393	63,834
Operating expenses:
Selling expenses (5)	(9,771)	(11,337)	(15,673)	(21,445)	(24,186)
General and administrative expenses (5)	(12,221)	(8,248)	(9,806)	(11,645)	(13,211)
Impairment of purchased call option	(1,115)	—	—	—	—
Total operating expenses	(23,107)	(19,585)	(25,479)	(33,090)	(37,397)
Other operating income	603	58	59	253	224
Operating income (loss)	(574)	9,494	16,023	24,556	26,661
Interest income (expense), net	883	1,119	1,415	2,673	3,049
Exchange gain (loss)	(143)	(40)	(77)	232	737
Income before income taxes	166	10,573	17,361	27,461	30,447
Less: Income tax expense	(971)	(2,600)	(3,797)	(4,052)	(5,874)
Net income (loss) from continuing operations	(805)	7,973	13,564	23,409	24,573
Net loss of continuing operations attributable to noncontrolling interest	303	—	—	—	—
Net income (loss) from continuing operations attributable to China Distance Education Holdings Limited	(502)	7,973	13,564	23,409	24,573
Net income (loss) from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	(3,300)	236	—	—	—
Net income (loss) attributable to China Distance Education Holdings Limited	(3,802)	8,209	13,564	23,409	24,573
Net income (loss) per ordinary share:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.00	0.06	0.10	0.17	0.17
Basic from discontinued operations	(0.03)	0.00	—	—	—
Basic	(0.03)	0.06	0.10	0.17	0.17
Diluted from continuing operations	0.00	0.06	0.10	0.17	0.17
Diluted from discontinued operations	(0.03)	0.00	—	—	—
Diluted	(0.03)	0.06	0.10	0.17	0.17

	Years Ended September 30,
	2011	2012	2013	2014	2015
	(In thousands of $, except share, per share and per ADS data)
Net income (loss) per ADS:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders (1)
Basic from continuing operations	(0.01)	0.24	0.40	0.67	0.69
Basic from discontinued operations	(0.10)	0.01	—	—	—
Basic	(0.11)	0.25	0.40	0.67	0.69
Diluted from continuing operations	(0.01)	0.24	0.40	0.67	0.68
Diluted from discontinued operations	(0.10)	0.01	—	—	—
Diluted	(0.11)	0.25	0.40	0.67	0.68
Weighted average shares used in calculating net income (loss) per share:
Basic	133,571,727	133,996,737	135,174,562	139,613,967	142,720,838
Diluted	133,571,727	134,363,108	136,399,233	140,497,204	143,767,990
Other Consolidated Financial Data from Continuing Operations:
Gross Margin (2)	52.8%	55.7%	58.1%	59.0%	59.0%
Operating Margin (3)	(1.4)%	18.2%	22.5%	25.3%	24.6%
Net Margin (4)	(1.2)%	15.3%	19.0%	24.1%	22.7%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents operating income (loss) as a percentage of net revenues.
(4)	Net margin represents net income (loss) from continuing operations as a percentage of net revenues.
(5)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	Years Ended September 30,
	2011	2012	2013	2014	2015
	(in thousands of $)
Cost of services	1,999	37	56	—	143
Selling expenses	678	16	47	—	74
General and administrative expenses	3,347	88	522	503	1,566
Total share-based compensation expenses	6,024	141	625	503	1,783

	As of September 30,
	2011	2012	2013	2014	2015
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	49,738	49,723	71,919	118,075	117,899
Term deposits	7,839	7,956	817	5,702	4,720
Restricted cash	2,676	6	6	16,637	16,312
Total assets	93,878	89,986	105,994	171,629	174,120
Bank borrowing	—	—	—	16,583	16,467
Deferred revenue	7,861	9,450	17,143	23,423	29,563
Refundable fees	2,580	3,524	4,300	5,199	5,245
Total liabilities	21,144	25,369	41,474	73,219	83,311
Total China Distance Education Holdings Limited shareholders’ equity	72,734	64,617	64,520	98,410	90,809
Total liabilities and equity	93,878	89,986	105,994	171,629	174,120

Exchange Rate Information

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the Federal Reserve Bank of New York. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB6.3556 to $1.00, the noon buying rate in effect as of September 30, 2015. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On January 15, 2016, the noon buying rate was RMB6.5840 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Renminbi per U.S. dollars Noon Buying Rate
	Average (1)	Low	High	Period End
Fiscal year ended September 30, 2011	6.5356	6.6912	6.3778	6.3780
Fiscal year ended September 30, 2012	6.3376	6.3879	6.2790	6.2848
Fiscal year ended September 30, 2013	6.1857	6.2877	6.1123	6.1200
Fiscal year ended September 30, 2014	6.1479	6.2591	6.0402	6.1380
Fiscal year ended September 30, 2015	6.2231	6.4122	6.1107	6.3556
Most recent six months
August 2015	6.3383	6.4122	6.2086	6.3760
September 2015	6.3676	6.3836	6.3544	6.3556
October 2015	6.3505	6.3591	6.3180	6.3180
November 2015	6.3640	6.3945	6.3180	6.3883
December 2015	6.4491	6.4896	6.3883	6.4778
January 2016 (through January 15, 2016)	6.5678	6.5932	6.5219	6.5840

Source: Federal Reserve Bank of New York and U.S. Federal Reserve

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

If we are unable to continue to attract course participants to enroll in our courses, or to charge our course participants competitive but profitable fees, our revenues may decline and we may not be able to maintain profitability.

The continued success and growth of our business depends primarily on the number of enrollments in our courses and the amount of course fees that we can charge. This in turn will depend on several factors, including our ability to develop new courses and improve existing courses to respond to changes in market trends and demands of course participants, to effectively market our courses to a broader base of prospective course participants, to train and retain qualified lecturers and tutors, to develop or acquire additional high-quality educational content and to respond to competitive pressures. In addition, the expansion of our courses, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new courses, services and products or to maintain their quality and consistency, or other factors. Furthermore, we may not be able to develop and offer additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. If we are unable to continue to attract course participants to enroll in our courses, increase enrollments in our relatively new courses, or charge competitive but profitable fees, our revenues may decline and we may be unable to achieve revenue growth or maintain our profitability.

If we fail to develop and introduce new courses, services and products that meet our target course participants’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the healthcare, engineering & construction, and other industries, as well as other forms of online and offline education. In addition to regular classes, we have also introduced, in the past few years, “elite” classes and “premium” classes within some of our most popular course offerings to better serve the needs of high-end course participants. The profitability of the elite and premium classes may be subject to risks given that the course participants enjoy refund or discount privileges if certain pre-agreed conditions are met. We also offer business start-up training courses, which are subsidized by the PRC government, the profitability of which may be subject to risks given that the subsidy we are entitled to receive from the government in certain provinces and cities may be reduced if certain stipulated conditions in the government’s subsidy policies are not met. In May, 2015, we launched our College Cooperation Program, which enables us to expand our industry-leading accounting educational content and services to college and university students, in partnership with colleges and universities. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

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

We provide online professional education and test preparation courses relating to the accounting, healthcare, engineering & construction, and other industries. In addition, we also provide online professional continuing education courses relating to the accounting, healthcare and engineering & construction industries. We have obtained approval and exclusive rights to offer self-taught study process monitoring programs in certain provinces and cities, to allow learners to earn up to 30% of the credits they need to obtain post-secondary self-taught education degrees. If there is any material change to the perceived difficulty, requirements or formats of examinations, courses and continuing education in our course offerings, and we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, the demand for, and relevance of, our courses and training materials may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

In addition, if competent government authorities decide to cancel certain professional qualifications or certificates, our business relating to relevant course offerings would be materially and adversely affected. For example, the PRC State Council promulgated a decision in August 2014, pursuant to which various professional qualifications or certificates, including the Registered Tax Agent, or RTA, and Certified Asset Appraiser Qualification, were cancelled or replaced with a qualification evaluation system administered by the State Council. As a result, the number of our students enrollments and, therefore, revenues generated from our course offerings for these professional qualifications or certificates were adversely affected. In November 2015, the RTA Qualification Exam has been officially changed to Tax Agent Qualification Exam and will be held at the end of February 2016, and during November of each year thereafter. If there are any material changes in the professional qualification licensing and identification in our course offerings, and we are unable to address these changes in a timely manner, our revenue generated from related course offerings may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

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

As of December 31, 2015, our co-founder and chief executive officer, Mr. Zhu, beneficially owned 55,653,685 ordinary shares or approximately 39% of our outstanding ordinary shares. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of most corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We have experienced and expect to continue to experience seasonality in revenues primarily due to seasonal changes in course enrollments and the timing of various exams. As the majority of our course participants take non-refundable courses relating to the main professional exams, which are typically held in May, June, September and October, we typically experience higher revenues in the second half of each fiscal year. With respect to our refundable courses, which also primarily relate to the main professional exams, we typically experience higher revenues in the first half of each fiscal year. Additionally, as the majority of our course participants for professional continuing education courses take such courses in the second half of the calendar year, we typically experience higher revenues during the quarters ending September 30 and December 31 of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. Furthermore, our revenues may be significantly affected by the timing of various exams. For example, the 2015 CPA Qualification Exam, which was originally held in September, was postponed to October 2015. As a result, deferred revenue relating to such exam was not fully recognized in fiscal year 2015, but was recognized over a longer period of time through October 2015. In addition, as the mix of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become even more pronounced. For more details, see “Item 4.B. Business Overview — Seasonality.”

Higher labor costs, inflation and implementation of stricter labor laws in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of social development and increasing inflation in China. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6% and 2.0% in 2013 and 2014, respectively. The average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our course participants by increasing prices for our services or improving the utilization of our teachers and our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigations, our business and profitability may be adversely affected.

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

We rely primarily on copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties have, in the past, pirated our courses, books and other course materials and may in the future infringe upon or misappropriate our other intellectual property. Infringement upon, or misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or operating results. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

We adopted our Share Incentive Plan in April 2008, or the Prior Plan, under which we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2015. We adopted in July 2008, and amended and restated in February 2009 and May 2012, respectively, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 20,794,379 ordinary shares as of September 30, 2015, plus an automatic annual adjustment. Pursuant to the New Plan, we had granted options for the purchase of a total of 5,962,500 ordinary shares, and issued 1,174,515 restricted shares, to selected directors, officers and employees as of September 30, 2015. In addition, we have reduced the exercise price of certain options under our Prior and New Plans in the past. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plan.” In connection with the share options we granted and restricted shares we issued, we incurred $0.6 million, $0.5 million and $1.8 million of share-based compensation expenses in the fiscal years ended September 30, 2013, 2014 and 2015, respectively. The expenses associated with options granted and restricted shares issued under the share incentive plans may continue to impact our future results of operations. In addition, if we grant additional options, restricted shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders.

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

The proposed listing of the shares of Zhengbao Yucai, on a stock exchange in China may not provide the benefits we anticipate, and the listing could negatively impact holders of our ADSs.

We expect to submit, within the first quarter of 2016, an application to list Zhengbao Yucai on the National Equities Exchange and Quotations, an emerging over-the-counter market in China (the “New Third Board”). Our ability to list Zhengbao Yucai on the New Third Board is subject to various PRC exchange and regulatory approvals and filings, and as a result, there are significant timing, qualification and other uncertainties in connection with the proposed listing of the shares of Zhengbao Yucai on the New Third Board. There can be no assurance that Zhengbao Yucai will be listed on the New Third Board or that any initial public offering will occur.

We may incur costs in connection with Zhengbao Yucai’s listing and possible share offerings. Even if we list Zhengbao Yucai on the New Third Board, we may not realize the anticipated benefits of such listing, and Zhengbao Yucai’s operation as a listed company may result in distraction of CDEL management. Even if Zhengbao Yucai remains our consolidated entity after the listing, the ownership interest of our ADS holders in the earnings of Zhengbao Yucai’s operations could be diluted, depending on the amount of funds raised, the returns on that funds and the manner in which that funds is raised (debt or equity). In addition, volatility in the trading price of our ADSs may increase due to events more specifically impacting Zhengbao Yucai’s share trading price and operations.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), has adopted rules requiring every public company to include a report from management on the effectiveness of such companies’ internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to our annual report on Form 20-F for the fiscal year ended September 30, 2015.

Our management has concluded that our internal control over financial reporting was effective as of September 30, 2015. Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of September 30, 2015. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Because we are a Cayman Islands company and we hold the equity interests of our PRC subsidiaries indirectly through China Distance Education Limited, a Hong Kong company, or CDEL Hong Kong, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among CDEL Hong Kong, our three PRC subsidiaries, Beijing Champion Distance Education Technology Co., Ltd., or Champion Technology, Beijing Champion Education Technology Co., Ltd., or Champion Education Technology and Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., or Zhongxi Healthcare Education, our affiliated PRC entities, Beijing Champion and Beijing Champion Healthcare Education Technology Co., Ltd., or Champion Healthcare Education, and their respective shareholders. Each of Beijing Champion and Champion Healthcare Education is a PRC limited liability company 79% owned by Zhengdong Zhu, our chairman and chief executive officer and a major shareholder, and 21% owned by Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. Beijing Champion holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of China’s Ministry of Industry and Information Technology, or MIIT, which allows Beijing Champion to provide Internet content distribution services. Each of Beijing Caikaowang Company Limited, or Caikaowang, and Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge, holds an ICP license issued by the Beijing Telecommunications Administration Bureau. In addition, Beijing Champion holds a Permit of Internet Cultural Activities issued by the Beijing Municipal Bureau of Culture, which permits Beijing Champion to engage in production and dissemination of musical and entertainment products and animated products through the Internet. The ICP licenses and other approvals held by Beijing Champion and its subsidiaries are essential to the operation of our business.

As a result of these contractual arrangements, we control Beijing Champion and its subsidiaries, and Champion Healthcare Education, and accordingly, under U.S. GAAP, we consolidate their operating results in our financial statements. Champion Healthcare Education has not contributed any revenue since its incorporation. As of the fiscal year ended September 30, 2015, Champion Healthcare Education did not account for any of our total assets or liabilities. For a description of these contractual arrangements, see “Item 4.C. Information on the Company — Organizational Structure.”

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

Furthermore, if our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries, Beijing Champion or its subsidiaries and Champion Healthcare Education are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries, Beijing Champion or its subsidiaries, or Champion Healthcare Education, which business and operating licenses are essential to the operation of our business;

•	levying fines;

•	confiscating our income, the income of our PRC subsidiaries or that of Beijing Champion or its subsidiaries or Champion Healthcare Education;

•	shutting down our servers or blocking our websites;

•	discontinuing or restricting our operations or the operations of our PRC subsidiaries, Beijing Champion or its subsidiaries or Champion Healthcare Education;

•	imposing conditions or requirements with which we, our PRC subsidiaries, Beijing Champion or its subsidiaries or Champion Healthcare Education may not be able to comply;

•	requiring us, our PRC subsidiaries, Beijing Champion or its subsidiaries or Champion Healthcare Education to restructure our relevant ownership structure, operations or contractual arrangements; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

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

We rely on contractual arrangements with our affiliated PRC entities and their shareholders for our China operations, which may not be as effective in providing operating control as direct ownership. If any of Beijing Champion, Champion Healthcare Education or their shareholders fails to perform its or their obligations under these contractual arrangements, we may have to legally enforce such arrangements and our business, financial condition and results of operations may be materially and adversely affected if these arrangements cannot be enforced.

PRC laws and regulations restrict foreign ownership in Internet-related content distribution businesses. Because of these restrictions, we conduct our business and derive related revenues through contractual arrangements among CDEL Hong Kong, our PRC subsidiaries, Beijing Champion, Champion Healthcare Education and their shareholders, Mr. Zhengdong Zhu and Ms. Baohong Yin. We have no direct ownership interest in Beijing Champion or Champion Healthcare Education. These contractual arrangements may not be as effective in providing us with control over Beijing Champion or Champion Healthcare Education as direct ownership. If we were the controlling shareholder of Beijing Champion or Champion Healthcare Education with direct ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if any of Beijing Champion or Champion Healthcare Education fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, including contract remedies, which we cannot be sure would be effective. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

In addition, these contractual arrangements, including the Technical Support and Consultancy Services Agreement, Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Exclusive Purchase Rights Agreement, Tri-party Agreement re VIE Structure and Exclusive Option Agreement, and the related Powers of Attorney and Letter of Undertaking, are governed by PRC law, and most of these agreements (excluding the Powers of Attorney) provide for the resolution of disputes through arbitration before the China International Economic and Trade Arbitration Center, or CIETAC, in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these arrangements would be resolved through arbitration before CIETAC or, in the case of disputes arising from the Powers of Attorney or Letter of Undertaking, through litigation in the PRC, in each case in accordance with PRC legal procedures. Furthermore, although CIETAC may award the same type of relief to the prevailing party in an arbitration proceeding as that granted by a court in a civil action, CIETAC does not have the authority to enforce arbitral awards. In the event that we prevail in an arbitration proceeding before CIETAC, we may nevertheless have to apply to a PRC court for the enforcement of the arbitral award relating to the contractual arrangements. The legal environment in the PRC may not be as developed as in some other jurisdictions, such as the United States. See “—General Risks Relating to Conducting Business in China —The PRC legal system embodies uncertainties that could limit the legal protections available to you and us . “ As a result, although the enforceability of the contractual arrangements may not be affected, the manner of enforcement may be unclear. In the event that we are unable to enforce these contractual arrangements to the fullest extent, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business would be materially and adversely affected.

Pursuant to the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, Mr. Zhengdong Zhu and Ms. Baohong Yin agree to pledge their equity interests in Beijing Champion to us to secure Beijing Champion’s performance of its obligations under the relevant contractual arrangements. Pursuant to the Equity Pledge Agreement entered into by Zhongxi Healthcare Education and Mr. Zhengdong Zhu and Ms. Baohong Yin, Mr. Zhengdong Zhu and Ms. Baohong Yin agree to pledge their equity interests in Champion Healthcare Education to us to secure Champion Healthcare Education’s performance of its obligations under the relevant contractual arrangements. The equity pledges under the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. The equity pledges under the Equity Pledge Agreement entered into by Zhongxi Healthcare Education and Mr. Zhengdong Zhu and Ms. Baohong Yin are in the process of being registered with the relevant local branch of the SAIC. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Beijing Champion or Champion Healthcare Education or their shareholders fail to perform their respective obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of Beijing Champion or Champion Healthcare Education, as applicable, in an auction or private sale and remit the proceeds to us, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Beijing Champion or Champion Healthcare Education, as applicable.

The shareholders of Beijing Champion and Champion Healthcare Education may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Zhengdong Zhu and Ms. Baohong Yin are husband and wife, and shareholders of Beijing Champion and Champion Healthcare Education, holding equity interests of 79% and 21%, respectively, in each of Beijing Champion and Champion Healthcare Education. The interests of Mr. Zhu and Ms. Yin as shareholders of Beijing Champion and Champion Healthcare Education may differ from our interests. Although both of Mr. Zhu and Ms. Yin have given undertakings to act in the best interests of Champion Technology and Zhongxi Healthcare Education, we cannot assure you that when conflicts arise, these individuals will act in our best interests or that conflicts will be resolved in our favor. In addition, Mr. Zhu and Ms. Yin may breach or cause Beijing Champion and its subsidiaries and Champion Healthcare Education to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have arrangements to address potential conflicts of interest Mr. Zhu or Ms. Yin may encounter in his or her capacity as a record owner and director of Beijing Champion and Champion Healthcare Education, on the one hand, and as a beneficial owner and director of our company, on the other hand. We rely on Beijing Champion, Champion Healthcare Education, Mr. Zhu and Ms. Yin to comply with the laws of China, which protect contracts, including the contractual arrangements among Beijing Champion, its subsidiaries, Champion Healthcare Education, their respective shareholders and us, which provide that Mr. Zhu and Ms. Yin should act in the best interest of our company despite being record owners of Beijing Champion and Champion Healthcare Education. We also rely on Mr. Zhu and Ms. Yin to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly, in good faith and in our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes among us, Beijing Champion or Champion Healthcare Education, as applicable, Mr. Zhu and Ms. Yin, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by Beijing Champion and its subsidiaries and Champion Healthcare Education that are important to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with Beijing Champion and Champion Healthcare Education, Beijing Champion and its subsidiaries and Champion Healthcare Education hold certain assets that are important to the operation of our business. If Beijing Champion, any of its subsidiaries or Champion Healthcare Education goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Beijing Champion, any of its subsidiaries or Champion Healthcare Education undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements among us, our subsidiaries, subsidiaries of Beijing Champion, Beijing Champion and Champion Healthcare Education may be subject to scrutiny by the PRC tax authorities and a finding that we, subsidiaries of Beijing Champion, Beijing Champion or Champion Healthcare Education owe additional taxes could substantially reduce our consolidated net income.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among our subsidiaries, subsidiaries of Beijing Champion, Beijing Champion and Champion Healthcare Education do not reflect an arm’s length price and adjust the income of our subsidiaries, or that of Beijing Champion or its subsidiaries or Champion Healthcare Education by means of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Beijing Champion and Champion Healthcare Education, which could in turn increase their respective tax liabilities without reducing tax expenses of our subsidiaries and subsidiaries of Beijing Champion. In addition, the PRC tax authorities may impose late payment fees and other penalties on Beijing Champion and Champion Healthcare Education for underpayment of taxes. Our consolidated net income may be materially and adversely affected if Beijing Champion or Champion Healthcare Education’s tax liabilities increase or if any of them is found to be subject to late payment fees or other penalties.

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

On July 5, 2013, the People’s Bank of China (“PBOC”) circulated the “Notice of the People’s Bank of China on Simplifying the Procedures for Cross-border Renminbi Business Processes and Improving the Relevant Policies” (“Notice 168”), which improves the efficiency of cross-border Renminbi settlement and facilitates banking financial institutions and enterprises to conduct the cross-border settlement in Renminbi. Under Notice 168, the non-financial institutions within the territory of China may apply to the domestic banks for Renminbi overseas lending settlement business. The non-financial institutions within the territory of China that develop Renminbi overseas lending business shall, according to the Administrative Measures on Renminbi Bank Settlement Accounts (Order of PBOC 2003 No.5 Released) and other regulations on bank settlement accounts management, apply to the domestic banks to open Renminbi special deposit accounts which will be used for Renminbi overseas lending. The Renminbi overseas loans must be recovered in Renminbi through the Renminbi special deposit account from which the loans are remitted, and the returned amount shall not exceed the aggregate principal, interest, domestic income tax, relevant fees and other reasonable income.

If we lose control over the chops, seals or business licenses or private non-enterprise entity registration certificates of Beijing Champion and its subsidiaries and Champion Healthcare Education, our business and operations could be materially and adversely affected.

Our PRC affiliated entities Beijing Champion and its subsidiaries and Champion Healthcare Education have certain controlling non-tangible assets, such as chops, seals and their business licenses for entering into contracts, dealing with banks or taking certain official actions including registering any change to the composition of the board or senior management team with relevant PRC authorities.

Under the PRC law, legal documents for various transactions, including government filings, agreements and contracts, are executed using chops or seals of the signing entity or with the signature of the legal representative whose designation is registered and filed with the relevant industry and commerce administration authorities. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. Beijing Champion and its subsidiaries and Champion Healthcare Education have four types of chops and seals: the entity chop, the contract chop, the legal representative seal and the finance chop. The entity chop is generally used for documents to be submitted to government agencies, such as applications for changing business scope, directors or entity name, and for other legal letters. The contract chop is used for executing leases and commercial contracts, including service contracts with our course participants. The legal representative seal is normally used for issuing checks. The finance chop is generally used for making and collecting payments, including, but not limited to issuing invoices. Beijing Champion’s and its subsidiaries’ and Champion Healthcare Education’s business licenses are required to be presented for (i) application, registration and modification of other licenses and qualifications; (ii) opening bank accounts and (iii) purchase of real properties or motor vehicles.

Under the internal policies adopted by us for Beijing Champion and its subsidiaries and Champion Healthcare Education, the use of chops and seals must be approved by the top management before the custodians, normally one of the top ranking managers of these assets, may affix the chops and seals to legal documents for approved uses. The management’s approval is required before the business licenses of Beijing Champion and its subsidiaries and Champion Healthcare Education can be taken offsite.

Similar to the other aspects of Beijing Champion’s and its subsidiaries’ and Champion Healthcare Education’s business operations, we control Beijing Champion’s and its subsidiaries’ and Champion Healthcare Education’s controlling non-tangible assets through our control over Beijing Champion and its subsidiaries and Champion Healthcare Education, which in turn is based on our contractual arrangements with Beijing Champion and its shareholders and Champion Healthcare Education, respectively, rather than through direct ownership. As one of the measures to maintain the control over Beijing Champion and its subsidiaries and Champion Healthcare Education, we appoint the legal representatives and the senior management team for each of Beijing Champion, its subsidiaries and Champion Healthcare Education. To maintain their physical security, we require all chops, seals, business licenses to be stored in secured locations accessible only to the designated custodians.

Our procedures and measures may not be sufficient to prevent all instances of abuse or unauthorized actions. If we fail to maintain effective control over these controlling non-tangible assets for any reason, or if any of these controlling non-tangible assets were misused or misappropriated by the authorized users, whether as a result of labor disputes or other disputes, such persons’ malfeasance or any other reason, these controlling non-tangible assets may be used to (i) transfer assets of the affected entities without our approval, (ii) bind the affected entities with obligations against our interest which we would be forced to fulfill, (iii) obstruct the affected entities’ cash flow and financing, or (iv) prevent the affected entities from completing the required administrative procedures, which will result in the loss of such entities’ valid existence. If the legal representative or person designated with the responsibility to control the non-tangible assets of a local entity of Beijing Champion and its subsidiaries or Champion Healthcare Education misuses or misappropriates the controlling intangible assets in any manner, or otherwise acts against our instruction in an effort to seize control over such entity, we would need to have a shareholder or board resolution to take legal actions to seek the return of these assets, apply to the relevant authorities for new chops, seals, business licenses or private non-enterprise entity registration certificates, or otherwise seek legal remedies against such person, which may be time-consuming and may not be sufficient or timely to remedy all the harms caused. During any period in which we lose effective control of the activities as a result of such loss of control over or misuse or misappropriation of these non-tangible assets, the business activities of the affected entity may be severely disrupted and we could lose the economic benefits of that aspect of Beijing Champion and its subsidiaries’ and Champion Healthcare Education’s business, which may materially and adversely affect our overall business operations, our financial position and results of operations.

If any of our affiliated entities fails to obtain and maintain the licenses and approvals required to conduct its business in China, our business, financial condition and results of operations may be materially and adversely affected.

The Internet industry in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. Each of our affiliated entities including Beijing Champion, Caikaowang, Champion Wangge and Champion Healthcare Education is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. Our affiliated entities have obtained primary approvals including an ICP license for our 17 websites. These licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Our affiliated entities, however, may be required to obtain additional licenses, such as an Internet Publishing License for engaging in Internet publishing and an Internet News Information Services Provision Approval for engaging in distribution of news through the Internet. If any of our affiliated entities fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

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

Any changes in the PRC foreign investment legal regime may materially and adversely affect our operations and the contractual arrangements.

On January 19, 2015, the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) circulated the “Foreign Investment Law of the People’s Republic of China (Draft for Comment)” (“Draft Foreign Investment Law”) and “Notes to the Foreign Investment Law of the People’s Republic of China (Draft for Comment)” (“Notes”), which proposed changes to the PRC foreign investment legal regime and the treatment of the variable interest entity structure, and invited comments from the general public on the Draft Foreign Investment Law. The New Foreign Investment Law (“New Foreign Investment Law”), if finally adopted, may have material impact on the PRC foreign investment legal regime.

As there are substantial uncertainties regarding the future development of the PRC foreign investment legal regime, we cannot assure that the PRC regulatory authorities will not determine that our corporate structure and the contractual arrangements violate PRC laws, rules or regulations. We cannot rule out the possibility that there may be amendments to the Draft Foreign Investment Law and the Notes before promulgation and implementation of the New Foreign Investment Law which may have a material adverse impact on our Group at the time when they take effect. If any of Beijing Champion, its subsidiaries or Champion Healthcare Education, or their future subsidiaries are found to be in violation of any future PRC foreign investment laws or regulations and/or any other laws or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations and impose penalties which may result in material adverse effect on our ability to conduct our business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of Beijing Champion, its subsidiaries or Champion Healthcare Education, or our right to receive their economic benefits, we would no longer be able to consolidate these entities.

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

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, stricter employment policies for particular industries or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the past financial services and economic crises of these economies. The various economic and policy measures the PRC government adopts to forestall economic downturns or shore up the PRC economy may adversely affect our business. We cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us.

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

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Three of our PRC operating subsidiaries, Champion Technology, Champion Education Technology and Zhongxi Healthcare Education, are wholly foreign-owned enterprises, and all are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our other PRC operating subsidiaries, Zhengbao Yucai, Beijing Champion Accounting Education Technology Co., Ltd., or Champion Accounting and Nanjing Champion Vocational Training School, or Nanjing Champion Training School, and PRC affiliated entities, Beijing Champion, Caikaowang, Champion Wangge, Beijing Haidian District Champion Training School, or Beijing Champion Training School, Beijing Champion Culture Development Co., Ltd., or Champion Culture, Beijing Champion Tax Management and Advisory Co., Ltd., or Champion Tax Advisory, and Champion Healthcare Education are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, the Ministry of Commerce published the draft Foreign Investment Law for public comments on January 19, 2015, with the intention of reducing regulation of foreign investment in general while also attempting to regulate new types of foreign investment in China, including those utilizing variable interest entity structure. We utilize variable interest entities in our group structure and may be subject to stricter regulation if the Foreign Investment Law comes into effect. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the education sector, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could adversely impact our corporate structure and business and limit the legal protections available to us and other foreign investors.

Fluctuations in exchange rates could result in foreign currency exchange losses.

We report our financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi (which is the currency in which substantially all of our revenues, expenditures and bank borrowings are denominated) relative to the U.S. dollar would affect our financial results reported in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it further expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar.

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

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries, Champion Technology, and Zhengbao Yucai and affiliated entity, Beijing Champion, could materially increase our tax liabilities.

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementation rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The qualification criteria are significantly higher than those prescribed by the old tax rules. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the EIT Law on December 24, 2008 with a valid period of three years starting from January 1, 2008 and renewed the certificates in 2011 and 2014, respectively, for another three years. As a result, Beijing Champion was and will be subject to the tax rate of 15% from 2008 through 2016. Champion Technology was subject to the tax rate of 7.5% for 2008 through 2009 and was and will be subject to 15% from 2010 through 2016. In addition, Zhengbao Yucai obtained the qualification certificate of high and new technology enterprise under the EIT Law on November 12, 2012 with a valid period of three years starting from January 1, 2012, and renewed the certificate in 2015 for another three years. As a result, Zhengbao Yucai was subject to the tax rate of 15% from 2012 through 2017. The continued qualification of a high and new technology enterprise will be subject to annual evaluation and a three-year review by the relevant government authority in China. The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Beijing Champion, Champion Technology and Zhengbao Yucai will continue to qualify as high and new technology enterprises under the EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application for such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiaries, Champion Technology and Zhengbao Yucai, and affiliated entity, Beijing Champion, could adversely affect our business, operating results and financial condition.

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

Our management is currently based in China and expected to remain in China. However, Circular 82 and Announcement 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider CDEL Cayman to be a PRC resident enterprise. However, the SAT may take the view that the determining criteria set forth in Circular 82 and Announcement 45 reflect general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that CDEL Cayman is a “resident enterprise” for PRC enterprise income tax purposes. The “resident enterprise” rule could be applied to CDEL Hong Kong as our intermediate holding company, Practice Enterprises Network China International Links Limited, or PENCIL, DL Education Service, LLC, or DL Education, China Healthcare Investment Limited, or China Healthcare Investment, and China Healthcare Education Limited, or China Healthcare Education with similar consequences. If the PRC tax authorities determine that CDEL Cayman, CDEL Hong Kong, PENCIL, DL Education, China Healthcare Investment, and China Healthcare Education are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, a dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to CDEL Cayman from our PRC subsidiaries through CDEL Hong Kong and China Healthcare Education would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs are also subject to 10% withholding tax, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2015 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiaries.

Under the EIT Law and its implementing rules, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as CDEL Hong Kong and China Healthcare Education, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in those particular PRC subsidiaries, or 10% if it holds less than a 25% interest in those subsidiaries. However, the SAT promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, although our three PRC subsidiaries, Champion Education Technology, Champion Technology and Zhongxi Healthcare Education, are currently wholly owned by our Hong Kong subsidiaries, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If CDEL Hong Kong and China Healthcare Education cannot be recognized as the beneficial owner of the dividends to be paid by Champion Education Technology, Champion Technology and Zhongxi Healthcare Education, respectively, to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law and its implementing rules.

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

Any loans we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have been registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to make loans to our PRC subsidiaries, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes may be uncertain. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Further, SAFE promulgated another circular (known as Circular 19) on March 30, 2015 with respect to the management approach regarding the settlement of foreign exchange capital of foreign-invested enterprises. Circular 19 permits foreign-invested enterprises to carry out domestic equity investment with the capital obtained from foreign exchange settlement. Also, Circular 19 stipulates that the capital of foreign-invested enterprises and capital in Renminbi obtained by them from foreign exchange settlement shall not be used for (i) the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations; (ii) investment in securities unless otherwise provided by laws and regulations; (iii) granting entrustment loans in Renminbi (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and (iv) paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises. In addition, SAFE promulgated Circular 59 on November 19, 2012 and revised the same on May 4, 2015, which requires the authenticity of settlement of the fund from offshore offerings to be closely examined and such fund to be settled in the manner described in the offering documents. Because our PRC affiliated entities are domestic PRC entities, we are not likely to finance their activities by means of direct capital contributions due to regulatory issues relating to foreign investment in the online education industry, as well as the licensing and other regulatory issues discussed in “Item 4.B. Information on the Company — Business Overview — Regulations.” Any loans we make to any of our PRC affiliated entities, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

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

Restrictions on currency exchange may limit the ability of our PRC subsidiaries and affiliated entities to finance their activities .

Substantially all of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the PRC government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions. Although conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities, Notice 168 permits non-financial institutions within the territory of China to conduct the cross-border settlement in Renminbi. The interest rates, terms and purposes of the overseas lending of the domestic non-financial institutions shall be determined through negotiation by the lenders and borrowers in accordance with commercial principles within a reasonable scope. The Renminbi overseas loans must be recovered in Renminbi through the Renminbi special deposit account from which the loans were conducted, and the returned amount shall not exceed the aggregate principal, interest, domestic income tax, relevant fees and other reasonable income.

Any existing and future restrictions on currency exchange may continue to affect the ability of our PRC subsidiaries or affiliated entities to finance their activities, or otherwise materially and adversely affect our business.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in the administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between US and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, companies listed in the United States with major operations in the PRC may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies, and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

All PRC corporate entities maintain corporate records and filings with industry and commerce administration authorities in the cities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution and information relating to penalties imposed.

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

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. For example, if one or more of the industry analysts or ratings agencies who cover us downgrades us or our ADSs, or publishes unfavorable research about us, the price of our ADSs may decline. If one or more of these analysts or agencies cease to cover our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline. In addition, the performance and fluctuation of the market prices of other China-based, US-listed companies, including those of education companies, and those of companies planning to delist from U.S. stock exchanges and then publicly list on China’s stock market, may affect the volatility in the price of and trading volumes for our ADSs. In the past, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines following their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues due to different reasons, earnings and cash flow, announcements of new investments, cooperation arrangements, acquisitions, cessation of business lines or legal dispute, declaration of dividends, fluctuations in market prices for our services, proposed listing of individual business lines on the New Third Board could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of September 30, 2015, there were 142,406,933 ordinary shares outstanding. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of September 30, 2015, there were 2,688,900 outstanding options to purchase ordinary shares, out of which 400,900 outstanding options have vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADS could decline.

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

Based on assumptions as to our projections of the value of our outstanding ADSs and ordinary shares, we believe we were not a PFIC for the taxable year ended September 30, 2015. However, there can be no assurance that we will not be a PFIC in any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, which could affect our PFIC status in future years.

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

In May 2015, we incorporated China Healthcare Investment Limited, or China Healthcare Investment, in the British Virgin Islands. In July 2015, we incorporated China Healthcare Education Limited, or China Healthcare Education, in Hong Kong.

In June 2015, we incorporated Beijing Champion Culture Development Co., Ltd., or Champion Culture, in the PRC.

In July 2015, we incorporated Beijing Champion Accounting Education Technology Co., Ltd., or Champion Accounting, in the PRC.

In July 2015, we incorporated Nanjing Champion Vocational Training School, or Nanjing Champion Training School, in the PRC.

In November 2015, we incorporated Beijing Champion Tax Management and Advisory Co., Ltd., or Champion Tax Advisory, in the PRC.

In December 2015, we incorporated Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., or Zhongxi Healthcare Education, in the PRC.

In connection with the proposed listing of Zhengbao Yucai on the New Third Board, we acquired 99.73% equity interest of Zhengbao Yucai through Champion Technology from Beijing Champion in October 2015. In October, 2015, the registered capital of Zhengbao Yucai was split into 37,000,000 shares of RMB1.00 ($0.16) each. In January 2016, Zhengbao Yucai issued 24,600,000 shares at RMB1.29 ($0.20) per share to selected directors, officers and employees. The net proceeds received by Zhengbao Yucai amounted to RMB31.7 million ($5.0 million). As a result, our equity interest in Zhengbao Yucai reduced to 60.10%.

For additional information on our organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

We incurred capital expenditures of $2.8 million, $2.7 million and $4.9 million in the fiscal years ended September 30, 2013, 2014 and 2015, respectively. The amount of capital expenditures in the fiscal year ended September 30, 2015 related primarily to our expenditures on property, plant and equipment, and software. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see Item “5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures.”

Our principal executive offices are located at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, the People’s Republic of China. Our telephone number at this address is +86-10-8231-9999 and our fax number is +86-10-8233-7887. Our main website is www.cdeledu.com . The information contained on this website and our other websites is not part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business overview

Overview

Our mission is to be a life-long, comprehensive online education partner for professionals and other learners in China. In particular, we focus on helping professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses. We believe that we are the largest provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in 2015. As of September 30, 2015, our content library encompassed 234 course offerings, approximately 5,900 classes, and close to 24,000 hours of audio-video content across 13 subject areas.

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

Our websites also generate significant user traffic. As of September 30, 2015, we had 35.5 million cumulative registered users, and we believe our websites were among the most visited websites in China’s education industry, as measured by 1.49 million total average daily unique visitors and 33.5 million average daily page views for our fiscal year ended September 30, 2015. As of September 30, 2015, we offered 58 downloadable and proprietary mobile applications and have had over 11.6 million downloads as of that date. We have a track record of successfully converting our user traffic into course enrollments and will continue to pursue opportunities to further monetize our user traffic and content library.

We focus our online professional education services in three main industries: accounting, healthcare and engineering & construction. In addition, we also offer other professional education courses, such as the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. In May 2015, we launched our College Cooperation Program which enables us to expand our industry-leading accounting educational content and services to college and university students, in partnership with colleges and universities.

As of September 30, 2015, we operated 18 websites, including our main website www.cdeledu.com and 17 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 82.1%, 82.9% and 82.0% of our net revenues in the fiscal years ended September 30, 2013, 2014 and 2015, respectively. In addition to traditional online courses, we also offer certain fee-based, mobile accounting, healthcare, engineering & construction and legal courses through an app available on Android and Apple iOS tablets and smart phones. Furthermore, we also sell books and reference materials, offer offline business start-up training courses and offline accounting and healthcare professional training courses, and provide courseware production services and platform production services for certain customers.

Our net revenues were $71.4 million, $97.2 million and $108.2 million in the fiscal years ended September 30, 2013, 2014 and 2015, respectively. We had net income of $13.6 million, $23.4 million and $24.6 million in the fiscal years ended September 30, 2013, 2014 and 2015, respectively. Our total course enrollments were 2,700,000, 3,238,000 and 3,332,000 for the fiscal years ended September 30, 2013, 2014 and 2015, respectively.

Our Online Education Services

We focus our online professional education services in three main industries: accounting, healthcare and engineering & construction. In addition, we offer other professional education courses, such as the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. The following table lists our key online course offerings as of September 30, 2015.

Discipline	Website	Contribution to Revenue (%)	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com www.ck100.com	44.6%	29	2,533
Healthcare	www.med66.com	23.5%	35	1,059
Engineering & Construction	www.jianshe99.com	7.7%	41	922
Others		6.2%	129	1,357
Total		82.0%	234	5,871

We offer different types of classes for various subjects within each course and multiple courses for each discipline. Each course typically represents one examination, professional development or continuing education requirement. To access our classes, course participants must first log into their online registered accounts and enroll in our courses. They are typically able to choose among several different lecturers within each class. After selecting a lecturer, course participants can view the video along with the lecture script and click on hyperlinks for other useful functions during the lecture. For example, course participants can receive tutoring support by posting a question on the question and answer board; pause the video to take notes, practice mock exam questions, or evaluate lecturers’ performance; and access the bulletin board or other helpful information. These functions are part of our proprietary Learning Management System, which monitors our course participants’ individual progress, records course notes, and collects incorrectly answered questions for future review; and provides other content, such as course outlines, mock exams, and Frequently Asked Questions and Answers. For more details on our course-related support and services, see “— Our Services to Students and Teachers — Course-Related Support and Services.”

In addition to traditional online courses, we also offer certain fee-based, mobile accounting, healthcare, engineering & construction and legal courses through an app on Android and Apple iOS tablets and smart phones. Our mobile courses employ a course format more suitable for smaller screens and shorter studying times. For example, our mobile accounting courses are organized by key knowledge points, each illustrated using a 10-minute lecture segment, and total video lengths are much shorter than our traditional online courses. In addition, our proprietary mobile learning system employs an intelligent exercise question databank. For certain classes, if a student answers any question incorrectly, our intelligent exercise question databank will automatically push similar questions to the course participant until he or she masters the relevant knowledge point.

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

•	Accounting Professional Qualification Examination. Persons who perform PRC accounting work in any organization in China are required to hold a certificate of accounting professional and to register with the relevant regional bureaus of the Ministry of Finance, or the MOF. This is the basic qualification requirement for accounting professionals in China.

•	Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations. The skill level and technical competence of accounting professionals in China are further measured by achieving certification at various levels within the profession. These levels are determined by the ability of accounting professionals to pass elementary, intermediate and advanced level accounting professional qualification examinations. Candidates who pass the exam are issued an accounting qualification certificate for their respective level from the MOF and the Ministry of Human Resources and Social Security, or the MOHRSS, jointly.

•	CPA Qualification Examination. Persons who act as certified public accountants in China are required to pass China’s CPA Qualification Examination. This exam is open to all candidates who hold at least an associate diploma or an intermediate level of accounting-related professional qualification certificate.

•	Continuing Education for Accounting Personnel. PRC regulations require persons holding Certificates of Accounting Professional and Certificates of Accounting Specialty and Technical Qualifications to undergo at least 24 hours of continuing education training each year. Failure to comply with these continuing education requirements can result in the suspension or cancellation of such certificate holders’ certifications.

•	Tax Agent Qualification Examination. Prior to August 2014, only registered tax agents were able to carry out tax agency services, issue tax audit reports and handle tax procedures such as applications for tax registration with relevant authorities on behalf of business entities. Persons wishing to qualify as registered tax agents were required to pass the RTA Qualification Exam. In August 2014, the PRC State Council cancelled the RTA Qualification Exam. In November 2015, the RTA Qualification Exam was officially changed to the Tax Agent Qualification Exam by the Chinese Certified Tax Agents Association.

Healthcare Courses

We provide preparatory courses for a wide variety of healthcare professional exams. Currently, we offer courses mainly relating to four major nationwide healthcare exams:

•	National Practicing Medical Doctor Qualification Examination. This exam is administered by the National Health and Family Planning Commission, or the NHFPC, and is the basic qualification requirement for doctors in China.

•	Healthcare Professional Technical Qualification Examination. This exam is jointly administered by the NHFPC and the MOHRSS. A person is eligible to apply for the Healthcare Professional Technical Qualification and is able to work as a medical technician in China if he or she passes this qualification examination.

•	National Pharmacist Qualification Examination. This exam is jointly administered by the MOHRSS and the China Food and Drug Administration. Licensed pharmacists in China are required to pass the National Pharmacist Qualification Examination, obtain the Licensed Pharmacist Qualification Certificate and register with the relevant authorities.

•	National Nursing Qualification Examination. This exam is administered by the NHFPC, and is the basic qualification requirement for nurses in China.

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

We also offer online continuing education courses to various engineering & construction professionals to help them meet government requirements and maintain their qualifications.

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

We also provide test preparation courses for self-taught learners pursuing higher education diplomas or degrees in various disciplines via our www.zikao365.com website. They can obtain government accredited diplomas or degrees by completing their self-study and passing the Higher Education Examination for Self-Taught Learners administered by the Ministry of Education (“MOE”). We have also obtained exclusive rights to offer study process monitoring programs that allow self-taught learners to earn up to 30% of the credits they need to obtain post-secondary self-taught education degree in certain provinces and cities in China.

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

Open Learning Platform

We also operate an Open Learning Platform, our proprietary education platform that allows people to share their educational content primarily in professional development areas. While educational content such as lecture videos or PowerPoint illustrations can be freely uploaded and downloaded, the core of our Open Learning Platform focuses on audio-video lecture courses and practical job skills training. After passing our rigorous quality control standards, experts and scholars of various fields can either record their own lectures and post them on our Open Learning Platform website, www.chinatet.com, or deliver real-time audio-video courses supported by real-time online notes and illustrations. We offer coaching services to these lecturers and employ a user evaluation system to ensure that these courses meet our quality and effectiveness standards. We employ primarily a revenue-sharing scheme with Open Learning Platform contributors. Since the introduction of our Open Learning Platform in October 2012, we have amassed over 6,500 online courses as of September 30, 2015, which span various professional development areas, including accounting, healthcare, and engineering & construction. These courses include both live and pre-recorded courses, third-party developed courses as well as our own proprietary courses.

College Cooperation Program

We launched our College Cooperation Program in May 2015. This program is aimed at expanding our industry-leading accounting educational content and services to college and university students, in partnership with colleges and universities. This program comprises the following four components:

•	Online-Offline Blended Learning: we work hand-in-hand with our college and university partners to deliver a blended online-offline learning program where students can prepare for accounting related certifications and qualifications in school.

•	Practical Training: we provide students practical accounting training courses to prepare them for real-world accounting work.

•	Internship: we assist students in obtaining virtual internships in accounting where interns can handle real accounting tasks from our enterprise customers using our accounting cloud services.

•	Employment Advisory & Recruitment: we offer students employment guidance services to help them prepare for job opportunities. Using our big data analysis, we can match the employment goals of students with the recruitment needs of employers.

Course Formats

We offer regular, premium and elite classes mainly comprised of the following five types:

•	Foundation Classes: Our foundation classes contain detailed materials and instructions to provide course participants with broad and comprehensive knowledge of specific subject matter.

•	Intensified Focus Classes: Our intensified focus classes are designed to provide more intensive instruction, at a more advanced pace, on the key topics of specific subject matter to course participants who already have a basic knowledge of the subject matter.

•	Exam Questions Analysis Classes: Our exam questions analysis classes contain materials and instruction tailored for exam preparation.

•	Crash-Course Classes: Our crash-course classes are designed to provide a quick overview of the key topics on specific subject matter in the final weeks prior to an exam.

•	Exam Simulation System: Our exam simulation system, which covers certain of our courses, offers a wealth of mock test questions based on actual exams, closely conforms to the syllabus and test requirements of such courses, and covers various key examination points. The system sets a time limit for handing in test “papers”, automatically reviews and grades these “papers”, and pools wrong answers for repeated exercises, thereby honing the examinees’ test-taking skills.

We offer elite classes for some of our most popular test-preparation courses, such as courses for the Accounting Professional Qualification Examinations, the CPA Qualification Examination and other professional exams in the healthcare, engineering & construction and other industries. With our elite classes, course participants pay substantially higher course fees for enhanced support services and substantially more interactive course participation. For example, after a key point is presented during a lecture, the lecture automatically pauses and a quiz relating to the point will pop up on the screen. If the course participant answers incorrectly, he or she can press replay to listen to the lecture again or proceed to the next question. This pop-up quiz feature ensures that course participants do not miss any of the important knowledge points that may be tested on exams. Moreover, our most experienced tutors work closely with elite class participants, and questions are responded to on a priority and expedited basis. In addition, a regular study monitoring report is generated by our support staff for each elite class participant to ensure that he or she is progressing satisfactorily in the course. After completing an elite class, if a participant fails to pass the relevant exam and certain pre-agreed conditions are met, the course participant may elect to receive a cash refund of the course fees paid or full credit towards future courses provided by us.

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

We also provide course participants with a seven-day trial period for most of our classes.

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

Online and mobile payment using credit or debit cards via third-party payment networks is the most frequently used payment method. Pre-paid study cards is the second most popular payment option and are sold through regional sales agents at points of sale throughout China. The pre-paid study cards come with face values ranging from RMB10 ($1.60) to RMB500 ($78.70) and can be used to register for a single course or multiple courses. These pre-paid study cards typically have a two-to-three-year expiration period. Once course participants activate the pre-paid study cards, the face values of the cards are added to their registered accounts and are no longer subject to expiration.

Other Products and Services

Books and Reference Materials

We primarily sell proprietary books and reference materials related to our courses such as the various levels of Accounting Professional Qualification Examinations, the CPA Qualification Examination, accounting continuing education, the National Practicing Medical Doctor Qualification Examination, and Associate Constructor and Constructor Qualification Examinations. To promote our online courses, we sometimes sell books and reference materials together with study cards, which allow course participants to take a certain number of online courses for no additional charge. Our proprietary books and reference materials are authored by lecturers teaching the relevant online courses. Pursuant to agreements with the lecturers, we own the copyright to these books and reference materials in almost all cases. We engage third-party publishers to publish our books and reference materials and distribute them through third-party bookstores and distributors across China, as well as through our online bookstore and our offices in Beijing.

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

Others

We provide offline accounting and healthcare professional training to accounting firms and the general public. We also provide courseware production services and online platform development services to certain customers on a contractual basis.

We are pursuing opportunities to monetize our extensive content library and have begun to leverage our vast databank to integrate online and offline courses. For example, our “tax school” program offers tax classes for tax and accounting professionals and provides them with subscription-based access to our vast databank of tax, finance, and legal course materials and information.

From time to time, we also enter into strategic alliances with other third-party education companies to enhance our product and service offerings. For example, we are the exclusive distributor of certain products developed by Becker Professional Education, or Becker, a subsidiary of DeVry Inc. and a global leader in professional education, such as Becker’s CPA Review, CPA Final Review and Association of Chartered Certified Accountants (“ACCA”) Examination Review, for both online and offline courses in China. We have not yet generated material revenue from these strategic alliances.

Our Educational Content and Delivery

Course Creation

We have an extensive content library with 234 course offerings, approximately 5,900 classes, and close to 24,000 hours of audio-video content as of September 30, 2015. We place great emphasis on the quality of our courses and learning materials, both in terms of content and production quality to enhance course participants’ learning experience. Prior to developing a new course, we gather market intelligence to ensure that we are developing relevant and up-to-date courses. Once we gather enough market intelligence, we typically develop and produce most of our courses in-house by working with our lecturers who possess extensive industry and academic backgrounds. To develop high-quality courses, we employ a variety of measures including substantive content review and content approval by our experienced personnel at each stage of the course development process. We regularly update our existing courses, typically every year, to stay abreast of the latest examination trends and professional requirements. Although our lecturers participate in the development of the course materials, in almost all cases, we own all copyrights to our courses and course materials pursuant to contracts with our online lecturers.

We believe superior delivery of our courses and learning materials is important to attracting and retaining course participants. We record, digitize and edit most of the high-definition audio-video lectures used in our online courses on our own premises. We maintain 29 fully-equipped recording rooms to ensure the high-quality of the high-definition audio-video content and any graphics used in the lectures. Our editing department uses advanced high-definition audio-video editing software and equipment to eliminate breaks, pauses and unwanted noise from each lecture recording to further enhance the viewing and listening experience. All lectures are properly formatted and compressed to facilitate smooth transmission via streaming media and other Internet-based technologies. Our customer service team regularly seeks feedback on the quality of our courses from our course participants.

Our Lecturers

The vast majority of our lecturers are academics from renowned higher education institutions in China and experienced practitioners within their respective fields. They work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. Almost half of them are obligated to conduct online lectures exclusively for us. They are not our employees, however, and typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. We have received positive feedback on these in-house lecturers from course participants and plan to continue to increase their numbers across all our course offerings in the future. The number of online lecturers actively producing online courses for us was 385, 341 and 365 in the fiscal years ended September 30, 2013, 2014 and 2015, respectively.

To ensure the quality of our lecturers, we have established a stringent selection and retention criteria and implemented ongoing evaluation procedures. We seek to engage lecturers who have a strong command of their respective disciplines and good communication skills. In particular, we seek lecturers capable of, and preferably experienced in, delivering effective instruction through the audio-video format. Our internal quality control personnel regularly monitor the teaching quality of each lecturer. We also collect feedback on the online lecturers from our course participants on a regular basis through multiple channels, including our online teacher evaluation system, customer service calls, our online course comment book, and our online question and answer board. Based on this feedback, we provide ongoing training for lecturers and help them improve their online presentation skills.

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

Our Services to Students

Course-Related Support and Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We provide tutorial sessions, which allow course participants to interact with their lecturers and other course participants using their personal computers. To enhance the learning experience, we also maintain a well-trained pool of tutors knowledgeable about specific courses and exams to answer questions from course participants and to host tutorial sessions. For questions submitted by course participants, our tutors are able to provide timely and accurate responses, usually within 24 hours after a question is submitted, through our online question and answer board. To ensure the accuracy of our responses, a senior tutor reviews all of the responses for our most popular courses before they are delivered to our course participants. We had 356 tutors as of September 30, 2015, of which 80 are part-time employees. To ensure that our tutors are suitably qualified to support our courses, we have established a stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experience and knowledge of various exams and subject matter. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter. We believe that our high-quality tutorial and learning support services are critical to enhancing the learning experience of our course participants.

Community-oriented Services on Our Websites

In addition to using our websites to access our courses, course participants and visitors to our websites are also able to access a wide variety of information and to exchange ideas on topics relating to the various professions and disciplines for which we offer services. We offer free, comprehensive and timely information about exam times and locations, test preparation guidance, regulations and policies relevant to each industry, career planning and industry trends. We also offer free e-mail accounts to course participants and provide an electronic bulletin board service, which can be accessed on computers or tablets and smart phones through our mobile apps. Through these community-oriented features, we create virtual communities for course participants and visitors which, we believe, foster brand awareness and customer loyalty. In addition, these virtual communities provide us with a valuable means of tracking feedback about our courses, lecturers and services, allowing us to make adjustments and to react quickly to concerns and complaints from our course participants.

General Customer Service

Our customer service representatives counsel potential and existing course participants on our courses and services, assist in course enrollment, process fee payments, conduct regular telephone customer surveys and provide other support services. They are available online and by email or phone, 24 hours a day, seven days a week. Our dedicated customer service team was composed of 293 individuals as of September 30, 2015. We recruit our customer service personnel from candidates who have good communication skills and high customer service ethics and provide on-the-job training for our new recruits. We conduct ongoing evaluations of our customer service staff and provide periodic training to improve their skill set.

Online Platform and Technology Infrastructure

Maintaining a reliable, scalable and secure technology infrastructure is crucial to our ability to support the online courses and services we provide to our course participants. We manage our online course production and delivery system using a combination of commercially available software, hardware and proprietary technology. Over the years, we have established a comprehensive and powerful online platform that enables tens of thousands of course participants to simultaneously attend our courses and participate in other programs and activities online. Additionally, our proprietary Learning Management System monitors all course participants’ individual progress, records course notes, collects incorrectly answered questions for future review and provides other content, such as course outlines, mock exams, and Frequently Asked Questions and Answers.

We have also extended our online courses from regular Internet-enabled desktop or laptop computers to Apple iOS, Android, and Windows tablets and smart phones. Once enrolled, participants can watch videos, do exercise questions and obtain tutoring support via all these platforms. We develop and offer mobile apps to offer more content and convenience for our course participants as well as to promote our brand to the general public and to increase traffic to our websites. Our apps are available on Apple iOS, Android, and Windows tablets and smart phones and fall into four main categories: classes, tools, exam databanks, and reference reading. Our popular apps include: accounting BBS, civil service exam databank, “accounting question of the day,” healthcare mobile classroom, and Women’s Secret. As of September 30, 2015, we had 58 different apps with over 11.6 million downloads. Our fee-based, mobile accounting, healthcare, engineering & construction and legal courses are also available through our apps on Android tablets and smart phones. Course participants enrolled in our fee-based mobile courses are provided with the pop-up quiz feature of our elite and premium classes, which, for certain classes, automatically push mock exam questions to the course participant until he or she provides the correct answer and masters the relevant knowledge point. We have also built a robust online community platform that helps foster a strong sense of community among our course participants and build brand loyalty.

We maintain multiple servers, which are separately located in multiple Internet data centers, or IDCs, in several cities across China, and a proprietary content delivery network system to mitigate any downtime arising from individual IDC or server failure. To increase reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Using cluster technology, our system can identify errors and isolate failed servers automatically so that our course participants can access our services at any time. If a malfunction arises in a server or at a point of presence, our load balancing technology can automatically direct visitors to access the same content through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and technology infrastructure to enable us to respond quickly to potential problems. As of September 30, 2015, we have not experienced any material disruption to our business or websites.

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

Regional and Online Sales Agents

We use regional sales agents to resell our pre-paid study cards bought from us. Generally, we provide various discounts to our regional sales agents based on the volume purchased and the method of payment. In addition, these agents typically assist with our promotional activities in their respective regions and provide market feedback, which helps us in planning our marketing strategy and sales activities. As of September 30, 2015, we had approximately 1,800 active regional sales agents throughout China. When selecting regional sales agents, we consider various criteria, such as whether the candidates have relevant experience and whether they are familiar with or have established relationships with local professionals, professional associations and organizations related to our target industries and professions. Our regional sales agents are comprised mostly of stores and other points of sale that sell books, learning materials and other supplies to our target professionals. Most of our regional sales agents are appointed on an exclusive basis.

We also use online sales agents, which typically are Internet companies and website operators in China that market our course offerings and other services on their websites. We pay our online agents marketing and promotional fees for each new course participant registered through their website. As of September 30, 2015, we had approximately 1,000 active online agents.

Other Advertising and Marketing Efforts

We place advertisements mainly on high-traffic search engines and sometimes on high-traffic Chinese Internet portals and in newspapers, magazines, and journals in many cities across China. We also promote our courses, services and products at examination registration centers and education and career fairs, including distributing complimentary study cards together with reference books and study materials that we sell at these places. We have also established a number of scholarships totaling over RMB0.6 million ($95,000) in the fiscal year ended September 30, 2015 and granted awards to course participants who have achieved outstanding performance in various exams.

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

We believe the key competitive factors in our industry include the professional competence of lecturers and tutors, market recognition and brand name, price, quality, customer service and the performance of the technology platform. Some of our present and future competitors may have longer operating histories, larger teams of professional staff and greater financial, technical, marketing and other resources. For a discussion of risks relating to competition, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.”

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

As of September 30, 2015, we have registered 85 software copyrights with the National Copyright Administration of the PRC for our proprietary online course delivery platform, customer service system, DRM encryption system, streaming media load balancing system, online course creation management system and certain other aspects of our online education platform. We have also registered 552 trademarks with the China Trademark Office and an additional 3 trademark applications are currently pending. We cannot assure you, however, that all of our trademark applications will be successful.

As of September 30, 2015, we had registered 298 domain names relating to our business with the Internet Corporation for Assigned Names Numbers and China Internet Network Information Center, including all 18 of our operating websites. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.”

Employees

We had 1,118, 1,309 and 1,379 full-time employees as of September 30, 2013, 2014 and 2015, respectively. In addition to the above full-time employees, we had 91 part-time employees as of September 30, 2015.

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

Restrictions on Telecommunications Industry

The telecommunications industry, including the Internet sector, is highly regulated by the PRC government. Laws and regulations issued or implemented by the State Council, MIIT, and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment. The principal regulations governing the telecommunications industry and the Internet include:

•	The Telecommunications Regulations (2014);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2009); and

•	The Internet Information Services Administrative Measures (2000).

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

As a result of current PRC laws and regulations that impose substantial restrictions on foreign investment in Internet businesses in China, we conduct our online education and test preparation business in China through a series of contractual arrangements entered into among our three PRC subsidiaries, Champion Technology, Champion Education Technology and Zhongxi Healthcare Education, and our affiliated PRC entities, Beijing Champion and Champion Healthcare Education, each of which is a domestic PRC company incorporated in the PRC and owned by Mr. Zhengdong Zhu, our chairman and chief executive officer, and Ms. Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. These contractual arrangements enable us to exercise effective control over and to receive a substantial portion of the economic benefits from Beijing Champion and Champion Healthcare Education. Beijing Champion has obtained the licenses and approvals that are required to operate our online education and test preparation business. We do not have any direct ownership interests or direct voting rights in Beijing Champion or Champion Healthcare Education.

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

Our contractual arrangements with Champion Healthcare Education include an exclusive business cooperation agreement pursuant to which Zhongxi Healthcare Education is entitled to receive service fees from Champion Healthcare Education. In addition, Zhongxi Healthcare Education has entered into an equity pledge agreement with the shareholders of Champion Healthcare Education, pursuant to which each shareholder has pledged all of his or her interest in Champion Healthcare Education to Zhongxi Healthcare Education as security for the performance of Champion Healthcare Education’s obligations under the exclusive business cooperation agreement. Pursuant to an exclusive option agreement with Champion Healthcare Education and its shareholders, Zhongxi Healthcare Education or any third-party designated by Zhongxi Healthcare Education has the right to acquire, in whole or in part, the equity interest of Champion Healthcare Education, when permitted by applicable PRC laws and regulations.

There are also certain other agreements and letters of undertaking under the contractual arrangements. For a detailed discussion of these contractual arrangements, see “Item 4.C. Information on the Company — Organizational Structure.”

We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that:

•	the ownership structures of Beijing Champion and its subsidiaries, Champion Healthcare Education and our wholly owned subsidiaries in China are in compliance with existing published PRC laws and regulations; and

•	our contractual arrangements among our wholly owned subsidiaries in China, Beijing Champion, Champion Healthcare Education and their shareholders, are valid and binding, will not result in any violation of published PRC laws or regulations currently in effect, and are enforceable in accordance with their terms and conditions.

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

Each of Beijing Champion, Caikaowang, and Champion Wangge holds an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MIIT, which allows it to provide Internet content distribution services through 17 websites owned by Beijing Champion and its subsidiaries. The ICP license held by Beijing Champion is valid through August 13, 2018, the ICP license held by Caikaowang is valid through August 13, 2018, and the ICP license held by Champion Wangge is valid through December 31, 2019. These licenses and approvals are essential to the operation of our online professional education and test preparation services business.

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

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of September 30, 2015, we had registered 298 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

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

Regulation of Online Cultural Activities

On February 17, 2011, the Ministry of Culture promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011. The Internet Culture Provisions apply to all ICPs that engage in the production and dissemination of cultural products via the Internet. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons; and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicate those to internet for dissemination. All entities engaging in commercial Internet cultural activities, or Internet Cultural Entities, must be approved by the governmental agency of culture at the provincial level and by MIIT. Beijing Champion holds a Permit of Internet Cultural Activities issued by Beijing Municipal Bureau of Culture that is valid through December 31, 2017.

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

Based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, we believe that:

•	None of Beijing Champion, Caikaowang, Champion Wangge and Champion Healthcare Education is required to obtain a license to operate “educational websites” from the MOE under the current PRC laws or regulations;

•	None of Beijing Champion, Caikaowang, Champion Wangge and Champion Healthcare Education is required to obtain a license to operate “online education schools” because it does not offer through its website education services or training programs that directly offer government accredited academic degrees or other government accreditation certifications.

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

Regulation on the Wholesale, Retail and Rental of Book and Audio-Video Products

Under the Administrative Measures for the Publication Market, or Administrative Measures, which was jointly promulgated by the State Press and Publication Administration and the Ministry of Commerce and became effective on March 25, 2011, any enterprise or individual wishing to engage in publication distributing activities must obtain permission from the press and publication agency at relevant levels. “Publication” and “distributing” are defined, respectively, in the Administrative Measures, as “books, newspapers, periodicals, audio-video products, and electronic publications” and “general distribution, wholesale, retail, rental, exhibition and other activities.” Any enterprise or individual who engages in publication wholesale shall obtain a Publication Business License issued by the press and publication agency at the provincial level. A publications wholesale enterprise can engage in retail distribution as well. Any enterprise or individual who engages in publication rental shall file a record to the press and publication agency at the county level. Each of Beijing Champion and Champion Culture hold a Publication Business Permit for book wholesale issued by Beijing Press and Publication Bureau in February 2008 and May 2015, respectively, under which both of them are allowed to engage in the book wholesale and retail businesses. These permits are valid through December 31, 2015 and are in the process of renewal.

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

On June 19, 2015, MIIT promulgated the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business. The circular stipulates that the ceiling of foreign ownership ratio of online data processing and transaction processing (operating e-commerce) business may be up to 100 percent.

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

The Law for Promoting Private Education (2003) became effective on September 1, 2003 and was amended on June 29, 2013, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or MCA or its local counterparts as a privately-run, non-enterprise institution. Each of Beijing Champion Training School and Nanjing Champion Training School holds a Permit for Operating a Private School, which is valid through March 31, 2016 and October 31, 2017, respectively.

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

Regulation on Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001. The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Copyright Law, which was amended on February 26, 2010 and became effective on April 1, 2010, in exercising copyright, copyright owners shall not violate the Constitution and the laws, nor damage the public interests. The State supervises and administers the publication and dissemination of the works in compliance with the law. In the event that the copyright is pledged, both the pledgor and pledgee shall register the pledge with the copyright administrative authorities of the State Council.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MII jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 29, 2005. These measures became effective on May 30, 2005.

The PRC Trademark Law, adopted in 1982 and revised in 2013, protects the proprietary rights to registered trademarks. The Trademark Office under SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case.

Employment Laws

In accordance with the Labor Law, which became effective in January 1995, and the Labor Contract Law, which was promulgated on June 29, 2007, amended on December 28, 2012 and became effective on July 1, 2013, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. According to the Labor Contract Law, an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. In addition, companies operating in China are required to participate in social insurance and housing fund plans in which the employers must pay for the employees social welfare and housing fund based upon certain percentages of employees’ salaries.

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

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013. According to Circular 21, SAFE has simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, receipt and payment, settlements and sale of foreign exchange in relation to foreign direct investment.

Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Notice on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special-Purpose Vehicles, or SAFE Circular 37, which became effective as of July 4, 2014, a PRC Resident, including both PRC domestic institutions and PRC domestic individual residents, shall register with the local branch of SAFE before it establishes or controls a company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment and financing and conducting roundtrip investment in China. Such a company located outside of China is referred to as an offshore special purpose vehicle. Under SAFE Circular 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

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

We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval was not required for our initial public offering given the fact that our corporate structure was established before the M&A Rule became effective. There remains some uncertainty as to how the M&A Rule will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADS. See “Item 3.D. Key Information — Risk Factors — General Risks Relating to Conducting Business in China — If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval was required in connection with our initial public offering, we may become subject to penalties.”

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

According to our PRC counsel, as our contractual arrangements were first established in 2003, the new security review system shall not apply to our contractual arrangements. We cannot guarantee, however, that the Ministry of Commerce will not promulgate additional implementing rules or new rules that will bring our contractual arrangements under the scope of the security review system. Moreover, according to a press conference held by the Ministry of Commerce on September 20, 2011, there are no specific laws or regulations governing contractual arrangements like the ones that we employ, but the Ministry of Commerce together with other authorities would study how to regulate them in the future. Hence, we cannot assure you that our contractual arrangements will not be subject to new regulations that will be issued by relevant regulatory authorities and that such new regulations will not cause any material adverse effect on our existing structure. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry — Our contractual arrangements may be subjected to severe censorship under PRC laws and regulations and, thus, be challenged by relevant regulatory authorities.”

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

C. Organizational Structure

Due to PRC legal restrictions on foreign ownership and investment in the Internet content distribution industry in China, we operate our online education business through Beijing Champion and Champion Healthcare Education, each a domestic Chinese company owned by Mr. Zhengdong Zhu and Ms. Baohong Yin, both of whom are PRC citizens. We have entered into a series of contractual arrangements with Beijing Champion, Champion Healthcare Education and their respective shareholders as disclosed below. As a result of these contractual arrangements, we have the power to direct the activities of, and have the right to receive benefits from, Beijing Champion and Champion Healthcare Education, and accordingly, under U.S. GAAP, we consolidate Beijing Champion and Champion Healthcare Education’s operating results in our consolidated financial statements. For risks associated with these contractual arrangements, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

The following diagram illustrates our corporate and share ownership structure as of the date of this annual report.

(1)	Equity pledge agreements, powers of attorney, acknowledgement letters, tri-party agreement re VIE structure and letter of undertaking
(2)	Technical support and consultancy services agreement, courseware license agreement and letter of undertaking
(3)	Software license agreement and courseware production entrustment agreement
(4)	Equity pledge agreement, exclusive option agreement, powers of attorney, tri-party agreement re VIE structure and letter of undertaking
(5)	Exclusive business cooperation agreement and letter of undertaking

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

Equity Pledge Agreements entered into on May 1, 2004 and amended and restated on December 31, 2008. To secure the payment obligations of Beijing Champion under the technical support and consultancy services agreement described above, each of Beijing Champion’s shareholders, Mr. Zhu and Ms. Yin, pledged to Champion Technology his or her entire equity ownership interests in Beijing Champion pursuant to an Equity Pledge Agreement entered into on May 1, 2004, or the May 2004 Equity Pledge Agreement. In May 2008, Mr. Zhu and Ms. Yin contributed an additional RMB16.8 million ($2.5 million) to Beijing Champion as increased registered capital. In connection with such capital contribution to Beijing Champion, each of Mr. Zhu and Ms. Yin amended and restated his or her May 2004 Equity Pledge Agreement on December 31, 2008, or the Amended and Restated Equity Pledge Agreement. The pledge created under each of the Amended and Restated Equity Pledge Agreements could only become effective after such pledge is registered with SAIC or its local office. We successfully registered the pledge created under each of the Amended and Restated Equity Pledge Agreements with the Beijing office of SAIC on January 12, 2009. Upon the occurrence of certain events of default specified in the Amended and Restated Equity Pledge Agreements, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under such agreements, the pledgors may not transfer the pledged equity interests without the pledgee’s prior written consent. The agreements will also be binding upon successors of the pledgors and transferees of the pledged equity interests. These agreements will remain effective until the discharge of Beijing Champion’s contractual obligations under the technical support and consultancy services agreement as described above.

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

Exclusive Business Cooperation Agreement, dated December 28, 2015. Under this agreement, Zhongxi Healthcare Education provides Champion Healthcare Education with exclusive technical support, marketing and consultancy services relating to Champion Healthcare Education’s online education business. The services rendered by Zhongxi Healthcare Education mainly include assisting in courseware creation and production, advising on company management and healthcare distance education, providing general technology support and technical personnel training, assisting in collection and research of market information, licensing domain names, trademarks and software and leasing equipments and properties for online education business. In return, Champion Healthcare Education pays Zhongxi Healthcare Education a quarterly service fee approved by Zhongxi Healthcare Education. In addition, Champion Healthcare Education undertook not to engage in any transactions that could materially affect Champion Healthcare Education’s capital structure, assets, liabilities, rights or operations, without the prior written consent of Zhongxi Healthcare Education. Zhongxi Healthcare Education undertook to provide financial support at Champion Healthcare Education’s request in a manner permitted by law. This agreement will remain effective until Zhongxi Healthcare Education terminates this agreement in writing.

Equity Pledge Agreement, dated December 28, 2015. Under this agreement, for the purpose to secure the payment obligations of Champion Healthcare Education under the exclusive business cooperation agreement described above, each of Champion Healthcare Education’s shareholders, Mr. Zhu and Ms. Yin, pledged to Zhongxi Healthcare Education his or her entire equity ownership interests in Champion Healthcare Education. The pledge created under this agreement could only become effective after such pledge is registered with SAIC or its local office. We are in the process to register the pledge created under this agreement with the Beijing office of SAIC. Upon the occurrence of certain events of default specified in this agreement, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under this agreement, the pledgors may not transfer the pledged equity interests without the pledgee’s prior written consent. This agreement will also be binding upon successors of the pledgors and transferees of the pledged equity interests. This agreement will remain effective until the discharge of Champion Healthcare Education’s contractual obligations under the exclusive business cooperation agreement as described above.

Letter of Undertaking from Champion Healthcare Education’s Shareholders to Zhongxi Healthcare Education, dated December 28, 2015. Pursuant to this letter addressed to Zhongxi Healthcare Education, the shareholders of Champion Healthcare Education undertook to, unless restricted by laws, regulations or legal procedures, (i) remit all dividends, interests, other distributions or remnant assets after liquidation, if any, they receive from Champion Healthcare Education to Zhongxi Healthcare Education without compensation, after paying the corresponding tax and any other required expenses, (ii) transfer all or part of their equity interests in Champion Healthcare Education to Zhongxi Healthcare Education at a nominal or minimal purchase price, in the event Zhongxi Healthcare Education exercises its exclusive option to acquire any or all of the equity interests in Champion Healthcare Education, (iii) remit to Zhongxi Healthcare Education all considerations they may receive from Zhongxi Healthcare Education’s acquisition of any equity interests in Champion Healthcare Education, without compensation, after paying the corresponding tax and any other required expenses, and (iv) act in the best interest of Zhongxi Healthcare Education.

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

Spousal Consent Letters, dated January 30, 2013. The spouse of each shareholder of Beijing Champion (i.e. Mr. Zhu and Ms. Yin) has entered into a spousal consent letter to acknowledge that he or she consents to the disposition of the equity interests held by his or her spouse in Beijing Champion in accordance with the exclusive purchase rights agreement, the letter of undertaking, the power of attorney, the equity pledge agreement and the tri-party agreements regarding VIE structure described above, and any other supplemental agreement(s) may be consented by his or her spouse from time to time. Each such spouse further agrees that he or she will not take any action or raise any claim to interfere with the arrangements contemplated under the above mentioned agreements. In addition, each such spouse further acknowledges that any right or interest in the equity interests held by his or her spouse in Beijing Champion do not constitute property jointly owned with his or her spouse and each such spouse unconditionally and irrevocably waives any right or interest in such equity interests.

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

Exclusive Option Agreement, dated December 28, 2015. Pursuant to the exclusive option agreement entered into among Zhongxi Healthcare Education, Champion Healthcare Education and its shareholders, Zhongxi Healthcare Education or any third-party designated by it has the right to acquire, in whole or in part, the respective equity interests in Champion Healthcare Education of its shareholders when permitted by applicable PRC laws and regulations. This agreement will remain effective until the entire equity interests in Champion Healthcare Education are transferred to Zhongxi Healthcare Education.

Powers of Attorney, dated December 28, 2015. Pursuant to these powers of attorney, each shareholder of Champion Healthcare Education authorized Zhongxi Healthcare Education or any person it designates to (i) exercise all voting powers that such shareholder enjoys under the laws and the articles of association of Champion Healthcare Education, including the sale, transfer or pledge, in whole or in part, of such shareholder’s equity interests in Champion Healthcare Education; (ii) nominate and appoint, on behalf of such shareholder, the legal representative, directors, supervisors, general manager, and other senior management of Champion Healthcare Education; (iii) execute the share transfer agreement as contemplated by the exclusive option agreement described above, and perform the equity pledge agreement and the exclusive option agreement described above; and (iv) authorize any third party to carry out any of the above actions. In addition, the shareholders undertook to refrain from exercising any of the abovementioned rights.

Spouse Consent Letters, dated December 28, 2015. The spouse of each shareholder of Champion Healthcare Education (i.e. Mr. Zhu and Ms. Yin) has entered into a spouse consent letter to acknowledge that he or she consents to the disposition of the equity interests held by his or her spouse in Champion Healthcare Education in accordance with the exclusive option agreement, the power of attorney and the equity pledge agreement described above, and any other supplemental agreement(s) may be consented by his or her spouse from time to time. Each such spouse further agrees that he or she will not take any action or raise any claim to interfere with the arrangements contemplated under the above mentioned agreements. In addition, each such spouse further acknowledges that any right or interest in the equity interests held by his or her spouse in Champion Healthcare Education do not constitute property jointly owned with his or her spouse and each such spouse unconditionally and irrevocably waives any right or interest in such equity interests.

Tri-party Agreement re VIE Structure, dated December 28, 2015. To secure the performance of the obligations under the powers of attorney and the letter of undertaking described above, Zhongxi Healthcare Education, Mr. Zhu, Ms. Yin and Champion Healthcare Education entered into the tri-party agreement re VIE Structure, pursuant to which Zhongxi Healthcare Education has the right to request Mr. Zhu or Ms. Yin to unconditionally transfer his or her entire equity interests in Champion Healthcare Education to Zhongxi Healthcare Education or its designated third party within a certain period of time required by Zhongxi Healthcare Education if Mr. Zhu or Ms. Yin breaches any provision of the power of attorney or the letter of undertaking. In addition, Zhongxi Healthcare Education may also request Mr. Zhu or Ms. Yin to provide satisfactory and full guarantee to the satisfaction of Zhongxi Healthcare Education and enter into a relevant guarantee contract proposed by Zhongxi Healthcare Education within a certain period of time required by Zhongxi Healthcare Education if Zhongxi Healthcare Education determines in its discretion that Mr. Zhu or Ms. Yin violates any provision of the powers of attorney or the letter of undertaking. If Mr. Zhu or Ms. Yin breaches this agreement, he or she shall compensate Zhongxi Healthcare Education for any and all economic losses directly or indirectly arising from his or her breach of this agreement, the powers of attorney and the letter of undertaking.

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

Letter of Undertaking from Zhongxi Healthcare Education to Champion Healthcare Education, dated December 28, 2015. Pursuant to this letter, Zhongxi Healthcare Education confirmed its obligation to provide financial support to Champion Healthcare Education if Champion Healthcare Education suffers any financial loss or critical operation adversity.

D. Property, Plants and Equipment

Our principal executive offices are located in approximately 2,495 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also own approximately 355 square meters of office space in Hangzhou, China. We also lease approximately 7,500 square meters of office space at the Xueyuan International Tower and 6,000 square meters of office and staff quarter space at various locations of China, Hong Kong and United States. We believe that, if needed, additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A. Operating Results

Overview

We believe that we are the largest provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in 2015. For the fiscal year ended September 30, 2015, we had course enrollments of 3.3 million. As of September 30, 2015, our content library encompassed 234 course offerings, approximately 5,900 classes, and close to 24,000 hours of audio-video content across 13 subject areas. We believe our course participants are attracted to our high-quality, results-oriented courses, our students’ superior learning experience empowered and supported by our robust, comprehensive and easy-to-use proprietary online Learning Management System that can be accessed via both PC and mobile devices, and our comprehensive learning support and services. We believe these attributes result in better performance for our test preparation courses, as measured by higher than national average exam passage rates, and will help us further expand our leadership position in the online professional education market.

We focus our online professional education services in three high-growth industries: accounting, healthcare and engineering & construction. In addition, we also offer other professional education courses, such as the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content and deliver live courses online. In May 2015 we launched our College Cooperation Program which enables us to expand our industry-leading accounting educational content and services to college and university students, in partnership with colleges and universities. As of September 30, 2015, we operated 18 websites, including our main website www.cdeledu.com and 17 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 82.1%, 82.9% and 82.0% of our net revenues in the fiscal years ended September 30, 2013, 2014 and 2015, respectively. In addition to traditional online courses, we also offer certain fee-based, mobile accounting, healthcare, engineering & construction and legal courses through an app available on Android and Apple iOS tablets and smart phones. Furthermore, we also sell books and reference materials, offer offline business start-up training courses and offline accounting and healthcare professional training, and provide courseware production services and platform production services for certain customers.

To comply with PRC law, we have adopted a corporate structure whereby we operate our business through a series of contractual arrangements with Beijing Champion and Champion Healthcare Education, each a PRC entity owned by Mr. Zhengdong Zhu, our co-founder, chairman and chief executive officer, and his wife, Ms. Baohong Yin, our co-founder and deputy chairman. As a result, we do not enjoy direct equity ownership of Beijing Champion or Champion Healthcare Education, our primary consolidated operating companies. However, through these contractual arrangements, we effectively control Beijing Champion and its subsidiaries and Champion Healthcare Education and, therefore, consolidate their financial results in our consolidated financial statements, and thus references to “we,” “us,” “our company” and “our” refer not only to China Distance Education Holdings Limited and its subsidiaries, but also to Beijing Champion and its subsidiaries and Champion Healthcare Education as the context requires. For a more detailed discussion of these contractual arrangements, see “Item 4.C. Information on the Company — Organizational Structure,” and for a detailed description of the regulatory environment for Internet-based businesses in China that necessitates our adoption of this structure, see “Item 4.B. Information on the Company — Business Overview — Regulations.” In addition, for a detailed description of the risks associated with our corporate structure and these contractual arrangements that support our corporate structure, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

Our net revenues were $71.4 million, $97.2 million and $108.2 million in the fiscal years ended September 30, 2013, 2014 and 2015, respectively. We had net income of $13.6 million, $23.4 million and $24.6 million in the fiscal years ended September 30, 2013, 2014 and 2015, respectively. Our total course enrollments were 2,700,000, 3,238,000 and 3,332,000 for the fiscal years ended September 30, 2013, 2014 and 2015, respectively.

General Factors Affecting Our Results of Operations

We have benefited significantly from overall economic growth and the expansion of the education market in China. Economic growth and increasing domestic consumption in China have contributed to a significant increase in spending on education. Furthermore, growth in China’s professional services sector is driving demand for qualified talent in China, particularly in the areas of accounting, healthcare, engineering & construction and financial services. We have also benefited from increasing Internet and broadband penetration rates in China, which have increased the accessibility of online education and training courses as an effective and convenient way for people to meet their educational and career development needs.

Our results of operations may be affected by changes to the professional requirements applicable to the various fields covered by our courses. They may also be affected by changes in the timing, content and difficulty, or perceived difficulty, of exams covered by our courses, changes in continuing education requirements, changes in employment policy, cancellation of professional qualifications and certificates, and changes in the government subsidy policy applicable to our business start-up training courses. Exams covered by our courses may also, from time to time, be discontinued or postponed for reasons beyond our control, which may impact our revenues in certain periods. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected if there are changes in the perceived difficulty, requirements or formats of professional examinations, courses and continuing education in China, or if certain professional qualifications and certificates are cancelled by the government authorities.”, “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business —Changes in the government authorities’ subsidy policy with respect to our business start-up training courses could adversely affect our financial condition and results of operations.” and “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our financial performance and prospects could be affected by natural calamities or health epidemics.”

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

We may also, from time to time, experience a decrease in course enrollments in certain course offerings if there is a perception within the related industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. Finally, any government decisions to scale back, postpone or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues. For example, the PRC State Council promulgated a decision in August 2014, pursuant to which various professional qualifications or certificates, including the Registered Tax Agent and Certified Asset Appraiser, were cancelled or replaced with a qualification evaluation system administered by the State Council. In addition, the government authorities have tightened the employment policy of Associate Constructor and Constructor in 2015. As a result, the number of our students enrollments and, therefore, revenues generated from our course offerings for these professional qualifications or certificates for the fiscal year ended September 30, 2015 were adversely affected. The revenue generated from RTA Qualification Exam, and Associate Constructor and Constructor Qualification Exams decreased by 81.9% and 7.1%, respectively, in fiscal year 2015, compared to fiscal year 2014. We expect the employment policy of Associate Constructor and Constructor will continue to adversely impact our enrollments and, therefore, revenues in the near future.

•	Fees for our courses. Our net revenues are also affected by the amount of fees we charge for our courses, which depends on the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our courses and the income levels that our course participants expect to achieve upon passing the related licensure and certification exams. We may also experience pricing pressure as we expand our course offerings into new areas, or new segments and exams within existing areas that we cover, in an effort to attract new course participants. Additionally, our net revenues are affected by the percentage of discounts we provide to regional sales agents as our revenue from this source is recorded net of discount. In addition, net revenues generated from our business start-up training course are dependent on our ability to meet government stipulated conditions under their subsidy policies. Such stipulated conditions include the passage rate of our course participants’ business proposals as evaluated by the relevant government authorities, the business start-up rate and the employment rate of our business start-up course participants.

•	Our ability to expand the range of courses and other services. Our ability to address market needs by expanding the range of our course offerings and other services has a direct impact on our ability to maintain growth in our course enrollments. Diversifying our sources of revenues also helps protect us from potential reduced student enrollment due to down-turns in certain industries or professions. To date, our accounting courses remain the largest and most important of all our course offerings in terms of revenue and number of course enrollments. Although we expect this to continue due to the importance of professional requirements in the accounting industry, we will continue to expand our course offerings in other areas to diversify and further grow our revenues. Over the past several years, we have developed our healthcare, engineering & construction and legal course offerings and further enhanced the reputation of our business start-up training courses.

•	Impact of business acquisitions. Our ability to successfully identify, execute, integrate and manage new alliances and acquisitions can have a significant effect on our results of operations. We have pursued and may continue to pursue strategic alliance and acquisition opportunities to increase our service offerings and expand our growth; however, such strategic alliances and acquisitions may not generate the financial results we expect and may even result in losses.

Description of Key Line Items

Net Revenues

We derive net revenues from the sale of online education services, books and reference materials, and other related products and services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	Year Ended September 30,
	2013		2014		2015
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	58,573	82.1%	80,545	82.9%	88,657	82.0%
Books and reference materials	5,129	7.2%	6,392	6.6%	6,873	6.3%
Others	7,658	10.7%	10,259	10.5%	12,647	11.7%
Total net revenues	71,360	100.0%	97,196	100.0%	108,177	100.0%

Online Education Services

We derive most of our revenues from the provision of online education services. Our online education services consist of online professional education and test preparation courses, test preparation courses for self-taught learners pursuing higher education degrees and test preparation courses for high school and college students preparing for various academic and college entrance exams, continuing education and professional development courses, and language courses. Our professional training courses cover a wide range of industries, including accounting, healthcare, engineering & construction and others.

Our online courses are available in the following course formats: regular class, premium class and elite class.

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

Books and Reference Materials

We primarily sell our own proprietary learning materials relating to accounting professional courses and exams through third-party bookstores and distributors across China and directly through our online bookstore and our offices in Beijing. The sale of books and reference materials on topics related to our course subject matter complements our online course offerings, supplements the learning experience of our course participants, helps build brand recognition and loyalty among our course participants, and promotes our expertise and reputation in various professional fields. To promote our online courses, we also sell some of our books and reference materials together with complementary study cards which allow course participants to take a certain number of online courses for no additional charge.

Others

We derive other net revenues mainly from the provision of offline training courses, courseware production services, platform production services, and consulting services.

Cost of Sales

Our cost of sales consists of cost of services and cost of tangible goods sold. The following table shows our cost of sales, gross profit and gross margin for the periods indicated.

	For the Year Ended September 30,
	2013		2014		2015
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net Revenues	71,360	100.0%	97,196	100.0%	108,177	100.0%
Cost of sales:
Cost of services	(27,073)	(37.9)%	(35,187)	(36.2)%	(41,043)	(37.9)%
Cost of tangible goods sold	(2,844)	(4.0)%	(4,616)	(4.8)%	(3,300)	(3.1)%
Total cost of sales	(29,917)	(41.9)%	(39,803)	(41.0)%	(44,343)	(41.0)%
Gross profit and gross margin [1]	41,443	58.1%	57,393	59.0%	63,834	59.0%

[1] Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.

Cost of Services

Cost of services accounted for 37.9%, 36.2% and 37.9% of our net revenues in the fiscal years ended September 30, 2013, 2014 and 2015, respectively. Cost of services are mainly composed of salaries and related expenses for our tutors, course and content development, website maintenance and information technology technicians and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers, rental and related expenses, and other miscellaneous expenses.

Fees paid to lecturers comprised a significant portion of our cost of services because we allocate significant resources to hiring high-quality lecturers. The number of lecturers actively producing online courses for us was 385,341 and 365 in the fiscal years ended September 30, 2013, 2014 and 2015, respectively. Leveraging our online platform enables us to achieve greater economies of scale than traditional offline programs that are limited by fixed teacher-student ratios as we are able to increase the number of course participants without necessarily increasing the number of our lecturers. However, our fees paid to online lecturers as a percentage of our net revenues from online education services increased in the fiscal year ended September 30, 2015, as compared to the fiscal year ended September 30, 2014, mainly due to weakening revenue growth in our online education services. See “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Specific Factors Affecting Our Results of Operations “ for the impact of cancellation of Registered Tax Agent qualification and tightening the employment policy of Associate Constructor and Constructor on our revenues. Our fees paid to offline lecturers decreased in the fiscal year ended September 30, 2015, primarily due to stricter control on the lecturer fees per class. As a result, our fees paid to lecturers as a percentage of our net revenues decreased slightly in the fiscal year ended September 30, 2015, as compared to the fiscal year ended September 30, 2014.

Our tutors, course and content development, website maintenance and information technology technicians and other employees also play a critical role in our course development and delivery. We maintain a large, well-trained pool of tutors to answer questions from course participants submitted through our online question and answer board, usually within a 24-hour time period. Our tutors numbered 323 (including 111 part-time tutors), 292 (including 56 part-time tutors) and 356 (including 80 part-time tutors) as of September 30, 2013, 2014 and 2015, respectively. In addition, we allocate sizable resources to retain course production technicians capable of creating high quality high-definition audio-video course materials and other interactive features for our online courses. The number of our course production technicians was 60, 52 and 59 as of September 30, 2013, 2014 and 2015, respectively. We also have a sizable pool of information technology technicians capable of developing a reliable, scalable and secure online platform and technology infrastructure to support our services. The number of our information technology technicians was 64, 107 and 130 as of September 30, 2013, 2014 and 2015, respectively. To date, salaries and related expenses constitute a large portion of our cost of services.

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

Selling Expenses

Selling expenses accounted for 22.0%, 22.1% and 22.4% of our net revenues in the fiscal years ended September 30, 2013, 2014 and 2015, respectively. Our selling expenses consist primarily of salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, advertising and promotion expenses, rental and related expenses, freight and delivery expenses related to our books and reference materials and promotional materials, and other selling expenses. The salaries of our customer service staff were significant as we maintained the number of our customer service staff at a high level to serve a greater number of course participants and other customers, and to generate sales through our direct sales efforts. The salaries of our sales and marketing staff were also significant as we increased the number of our sales and marketing staff to promote our business.

General and Administrative Expenses

Our general and administrative expenses accounted for 13.7%, 12.0% and 12.2% of our net revenues in the fiscal years ended September 30, 2013, 2014 and 2015, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, professional fees, depreciation and amortization, rental and related expenses, share-based compensation expenses and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office, communication and entertainment expenses.

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

CDEL Hong Kong is incorporated in Hong Kong and provides accounting professional training and educational consulting services. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2013, 2014 and 2015. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by CDEL Hong Kong to us.

PENCIL is incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as PENCIL has no assessable profits in Hong Kong in the fiscal years ended September 30, 2013, 2014 and 2015. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by PENCIL to us through CDEL Hong Kong.

DL Education is incorporated in the United States as our wholly owned subsidiary. DL Education has not conducted any substantive operations since its inception. No provision for tax has been made as DL Education has no assessable profits in the United States in the fiscal years ended September 30, 2013, 2014 and 2015.

China Healthcare Investment is incorporated in the British Virgin islands as a wholly-owned subsidiary of CDEL. Under the current law of the British Virgin Islands, China Healthcare Investment is not subject to income or capital gains tax.

China Healthcare Education is incorporated in Hong Kong as a wholly-owned subsidiary of China Healthcare Investment. China Healthcare Education has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as China Healthcare Education has no assessable profits in Hong Kong in the fiscal year ended September 30, 2015.

Enterprise Income Tax

The current and deferred components of the income tax expense appearing in our consolidated statements of operations are as follows:

	Years ended September 30,
	2013	2014	2015
	$	$	$
	(in thousands)
Current tax expense	3,107	3,988	4,798
Deferred tax expense	690	64	1,076
	3,797	4,052	5,874

Champion Technology, Beijing Champion and Zhengbao Yucai obtained preferential tax treatments as “high and new technology enterprises” under EIT Law that resulted in lower tax rates. Champion Technology was and will be subject to the tax rate of 15% from 2010 through 2016, Beijing Champion was and will be subject to the tax rate of 15% from 2008 through 2016 and Zhengbao Yucai was, and will be subject to the tax rate of 15% from 2012 through 2017. Our other PRC entities are subject to standard income tax rate of 25% from 2013 through 2015. See “Risk Factors — General Risks Relating to Conducting Business in China — The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries, Champion Technology and Zhengbao Yucai, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.”

Our PRC subsidiaries’ earnings generated before 2008 that were available for distribution and were not subject to any PRC dividend withholding taxes amounted to $6.7 million. We distributed such earnings in December 2012. For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.3 million, $0.4 million and $0.5 million have been made in the fiscal years ended September 30, 2013, 2014 and 2015, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. See “Risk Factors — General Risks Relating to Conducting Business in China — We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiaries.”

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

Business Tax, Value-Added Tax and Related Surcharges

We are mainly subject to 3.36% business tax and related surcharges on the revenues earned from provision of education services, which are recognized net of all business tax and related surcharges. The business tax and related surcharges net against revenues for the years ended September 30, 2013, 2014 and 2015 are approximately $2.3 million, $3.1 million and $3.3 million, respectively.

On January 1, 2012, MOF and SAT officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Enterprises engaged in such selected industries in the Pilot Program would pay VAT in lieu of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” (“Pilot Industries”) in Shanghai and subsequently was expanded to more than ten other provinces and municipalities from August to December 2012. As a result, technical and consulting services, software licensing and course production services provided by Champion Technology and Champion Education Technology and course production services provided by Champion Wangge were no longer subject to 5.6% business tax and related surcharges but VAT and related surcharges instead, from September 1, 2012 and July 1, 2014, respectively. The applicable tax rate of VAT and related surcharges are 3.36% and 6.72% for a small-scale taxpayer and a general taxpayer, respectively.

Champion Technology is a VAT general taxpayer. Champion Education Technology was a VAT small-scale taxpayer but has been treated as a general taxpayer since February 1, 2014. Champion Wangge was a VAT small-scale taxpayer but has been treated as a VAT general taxpayer since January 1, 2015. We are required to remit the VAT we collected to the tax authority. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets.

In addition, in accordance with the relevant tax laws in the PRC, VAT is also calculated based on the sales value of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue generated transactions. Pursuant to a circular jointly issued by MOF and SAT on December 25, 2013, the proceeds received from customers for sales related to books and reference materials are exempt from VAT from January 1, 2013 through December 31, 2017. As a result, Beijing Champion started to enjoy this tax exemption from March 2014 upon the filing of tax exemption application to the state tax bureau. Such VAT exemption is also applicable to one of our newly established entities, Champion Culture from January 2016. VAT related to sales of our books and reference materials amounted to approximately $1.0 million, $0.5 million and $nil for the fiscal years ended September 30, 2013, 2014 and 2015, respectively.

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

For online courses using the refundable course model (i.e. elite classes), if the course participant fails the professional exam and certain pre-agreed conditions are met, the course participant is entitled to either a full refund or the right to retake the course. Proceeds from the refundable course model are initially recorded as “refundable fees.” Revenues are recognized upon the expiration of the course participants’ right to receive a refund or ratably over the course period if the participant decides to retake the course before the expiration of such right.

We offer volume discounts to our regional distributors for purchases over a specified amount of prepaid cards during a specified period of time, generally one year. The after-discount prices of the study cards paid by the regional distributors to us are recognized as deferred revenue. Because we cannot reasonably estimate the amount of future rebates relating to these volume discounts, we record a deferred revenue balance for the maximum potential amount of the volume discount. If the number of purchases specified in the volume discount provisions is not reached upon the expiration of the volume discount period, we then either recognize the deferred revenue relating to such volume discount for each study card over the remaining period that the online course is available to users who enroll using the study card or immediately if the related online course has been completed. Additionally, we recognize proceeds allocated to the study cards that have never been activated for course enrollment as revenues upon their expiration. We also provide student enrollment services and our online platform to government agencies that conduct continuing education services through our websites. We earn service fees as a percentage of total tuition fees based on the agreements entered into with the government agencies. Service fees received are initially recorded as deferred revenue and are recognized as revenue when course participants complete the stipulated study hours and take their examinations, or on a straight line basis over the subscription period based on terms of the agreements.

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

Goodwill

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. As of September 30, 2015, we had two reporting units: online education service and business start-up training service. We perform our goodwill impairment test on September 30th of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.

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

The following table sets forth the details of goodwill impairment test as of September 30, 2015:

	Online education service	Business start-up training service	Total
	(in thousands of $)
Estimated fair value	223,330	8,039	231,369
Carrying value net	83,374	7,435	90,809
Percentage by which the fair value exceed the carrying value	167.9%	8.1%

Because the fair values of each of the two reporting units exceed their carrying amounts, no second step of goodwill impairment test was performed.

In determining the fair values of our reporting units as of September 30, 2015, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 17%– 22.5% and a terminal value growth rate at 3%. Publicly available information regarding our market capitalization was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of September 30, 2015, no impairment of goodwill was identified for the reporting units of online education service and business start-up training service.

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

Effective October 1, 2007, we adopted the recognition and measurement methods under the authoritative interpretation regarding the accounting and disclosure for uncertainty in tax positions. The guidance requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Based on this assessment, as of September 30, 2013, 2014 and 2015, respectively, we have recognized an approximately $0.2 million, $0.2 million and $0.2 million accrual for unrecognized tax benefits which is included in the account of “accrued expenses and other liabilities”. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. We recognize, if any, interest related to unrecognized tax benefit in interest expense and penalties in other expenses. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

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

Share-based Compensation Expenses

Share-based payment transactions with employees, officers and non-executive directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. We recognize compensation expense over the vesting term on a straight-line basis with the amount of compensation expense recognized during any period not less than the portion of the grant-date value of the option vested during that period.

Share-based payment transactions with non-employees are measured based on the fair value at the earlier of the commitment date or the date at which the non-employee’s performance is complete. We recognize compensation expense using the graded vesting attribution method.

The total incremental compensation expense resulting from the modifications of the exercise price and vesting period of all outstanding share options under the Prior Plan is recognized over the remaining requisite service period for such employees, officers and non-employees, respectively. In addition, the unamortized compensation expense resulting from the cancellation of share options under the New Plan is recognized as an expense upon cancellation.

We estimated the fair value of each option award granted to employees, officers and non-employees under the Prior Plan and the fair value of each option award granted to non-executive directors, officers and employees under the New Plan using relevant and appropriate Option Pricing Model. We use the quoted market price of our ADS at each measurement date to measure the fair value of nonvested restricted shares we granted to directors and officers.

We did not grant option award to employees, officers, non-employees and non-executive directors during the years ended September 30, 2013 and 2014, respectively. On November 18, 2014, we had granted options for the purchase of a total of 2,800,000 ordinary shares to employees under the New Plan at $3.7425 per share based on the closing price of our ADSs on NYSE on November 18, 2014.

We estimated the fair value of option award granted on November 18, 2014 using Binomial Option Pricing Model. The volatility assumption was estimated based on the price volatility of the shares of education companies that are publicly traded on securities markets in the United States and selected by us as guideline companies because we did not have sufficient historical data to calculate expected volatility of the price of the underlying ordinary shares over the life of the options. The risk-free rate was based on the market yield of US Treasury Bonds with maturity terms equal to the life of the option awards.

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

Consolidation of Variable Interest Entity

We conduct substantially all of our education business through Beijing Champion, our variable interest entity, and Beijing Champion’s subsidiaries. We have entered into contractual arrangements with Beijing Champion and its shareholders such that Beijing Champion and its subsidiaries are considered variable interest entities for which we are considered their primary beneficiary. We believe that the powers of attorney are valid, binding and enforceable under existing PRC laws and regulations and enable our subsidiary, Champion Technology, to vote on all matters requiring the shareholder approval of Beijing Champion. We also believe that the exclusive purchase right agreements provide us with a substantive kick out right. More specifically, we believe that the terms of the exclusive purchase right agreements and exclusive option agreement are currently exercisable and legally enforceable under current PRC laws and regulations, and believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the exclusive purchase right does not represent a financial barrier or disincentive for us to currently exercise our rights under the exclusive purchase right agreements. Our rights under the powers of attorney and the exclusive purchase right agreements give us the power to control the shareholders of Beijing Champion and thus the power to direct the activities that most significantly impact Beijing Champion economic performance. We believe that our ability to exercise control, together with the technical support and consultancy service agreement and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from Beijing Champion and its subsidiaries in consideration for the services provided by Champion Technology. Accordingly, as the primary beneficiary of Beijing Champion and its subsidiaries and in accordance with U.S. GAAP, we consolidate Beijing Champion financial results, and assets and liabilities in our consolidated financial statements.

As advised by Jingtian & Gongcheng, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC counsel has also advised us that as there is substantial uncertainty regarding the interpretation and application of PRC laws and regulations. As such, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant governmental authorities may have broad discretion in interpreting these laws and regulations. See “Item 3. Key Information — D. Risk factors — Risks Related to Our Corporate Structure and Restrictions on Industry — We rely on contractual arrangements with our affiliated PRC entities and their shareholders for our China operations, which may not be as effective in providing operating control as direct ownership. If any of Beijing Champion or its shareholders fails to perform its or their obligations under these contractual arrangements, we may have to legally enforce such arrangements and our business, financial condition and results of operations may be materially and adversely affected if these arrangements cannot be enforced.” and “The shareholders of Beijing Champion may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

We are a holding company with no material operations of our own. We conduct substantially all of our operations in China through contractual arrangements with Beijing Champion, our variable interest entity, and its shareholders. See “Item 4. Information on the Company — C. Organizational Structure” for a summary of these contractual arrangements. In the fiscal years ended September 30, 2013, 2014 and 2015, Beijing Champion and its subsidiaries contributed in aggregate 99%, almost 100% and almost 100%, respectively, of our total net revenues. As of the fiscal years ended September 30, 2014 and 2015, Beijing Champion and its subsidiaries accounted for an aggregate of 61% and 74%, respectively, of our total assets, and 73% and 75%, respectively, of our total liabilities. Our assets not associated with Beijing Champion and its subsidiaries primarily consist of cash.

Recent Accounting Pronouncements

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all existing revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

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

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) — Amendments to the Consolidation Analysis”. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities.

Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation – Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended September 30,
	2013		2014		2015
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	58,573	82.1%	80,545	82.9%	88,657	82.0%
Books and reference materials	5,129	7.2%	6,392	6.6%	6,873	6.3%
Others	7,658	10.7%	10,259	10.5%	12,647	11.7%
Total net revenues	71,360	100.0%	97,196	100.0%	108,177	100.0%
Cost of sales:
Cost of services	(27,073)	(37.9)%	(35,187)	(36.2)%	(41,043)	(37.9)%
Cost of tangible goods sold	(2,844)	(4.0)%	(4,616)	(4.8)%	(3,300)	(3.1)%
Total cost of sales	(29,917)	(41.9)%	(39,803)	(41.0)%	(44,343)	(41.0)%
Gross profit	41,443	58.1%	57,393	59.0%	63,834	59.0%
Operating expenses:
Selling expenses	(15,673)	(22.0)%	(21,445)	(22.1)%	(24,186)	(22.4)%
General and administrative expenses	(9,806)	(13.7)%	(11,645)	(12.0)%	(13,211)	(12.2)%
Total operating expenses	(25,479)	(35.7)%	(33,090)	(34.1)%	(37,397)	(34.6)%
Other operating income	59	0.1%	253	0.3%	224	0.2%
Operating income	16,023	22.5%	24,556	25.2%	26,661	24.6%
Interest income	1,415	2.0%	2,964	3.1%	3,513	3.2%
Interest expense	—	—	(291)	(0.3)%	(464)	(0.4)%
Exchange income (loss)	(77)	(0.1)%	232	0.2%	737	0.7%
Income before income taxes	17,361	24.3%	27,461	28.2%	30,447	28.1%
Less: Income tax expense	(3,797)	(5.3)%	(4,052)	(4.1)%	(5,874)	(5.4)%
Net income attributable to China Distance Education Holdings Limited	13,564	19.0%	23,409	24.1%	24,573	22.7%

Fiscal Year Ended September 30, 2015 Compared to Fiscal Year Ended September 30, 2014

Net Revenues

Our net revenues increased by 11.3% to $108.2 million in the fiscal year ended September 30, 2015 from $97.2 million in the fiscal year ended September 30, 2014, primarily as a result of growth in sales of our online education services, books and reference materials, and revenue from other sources.

Online education services. Net revenues from online education services increased by 10.1% to $88.7 million in the fiscal year ended September 30, 2015 from $80.5 million in the fiscal year ended September 30, 2014. This increase was primarily due to overall modest growth in the total number of our online course enrollments from 3,180,000 in the fiscal year ended September 30, 2014 to 3,260,000 in the fiscal year ended September 30, 2015, despite a weaker business environment. In particular, growth in enrollments of healthcare courses and, accounting and engineering & construction continuing education courses was partially offset by decreased enrollments from accounting and engineering & construction test preparation courses. See “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Specific Factors Affecting Our Results of Operations “ for the impact of cancellation of Registered Tax Agent qualification and tightening the employment policy of Associate Constructor and Constructor on our revenues. As a result, we generated higher revenue in our healthcare, open learning platform and engineering & construction courses, offset by decreased revenue in accounting courses. Our accounting courses continued to account for the majority of our course enrollments and revenue. Our accounting courses generated revenues of approximately $48.2 million in the fiscal year ended September 30, 2015, compared to approximately $50.0 million in the fiscal year ended September 30, 2014. In addition, our healthcare and engineering & construction courses generated revenues of approximately $25.5 million and $8.3 million, respectively, in the fiscal year ended September 30, 2015, compared to $17.1 million and $7.9 million, respectively, in the fiscal year ended September 30, 2014.

Books and reference materials. Net revenues from sales of books and reference materials increased by 7.5% to $6.9 million in the fiscal year ended September 30, 2015 from $6.4 million in the fiscal year ended September 30, 2014.

Others. Our net revenues from other sources increased by 23.3% to $12.6 million in the fiscal year ended September 30, 2015 from $10.3 million in the fiscal year ended September 30, 2014, primarily due to higher revenue from our “Tax School” program and business start-up training courses. This increase was partially offset by decreased revenue in courseware production services and platform production services.

Gross Profit

Our gross profit increased by 11.2% to $63.8 million in the fiscal year ended September 30, 2015 from $57.4 million in the fiscal year ended September 30, 2014. Our gross margin was 59.0% in the fiscal year ended September 30, 2015, in line with fiscal year ended September 30, 2014.

Operating Expenses

Our operating expenses increased by 13.0% to $37.4 million in the fiscal year ended September 30, 2015 from $33.1 million in the fiscal year ended September 30, 2014 for the reasons explained below.

Selling expenses. Our selling expenses increased by 12.8% to $24.2 million in the fiscal year ended September 30, 2015 from $21.4 million in the fiscal year ended September 30, 2014. This increase resulted primarily from increased marketing and promotional activities, and rental and related expenses. This increase was partially offset by decreased commissions paid to sales agents. As a percentage of our net revenues, however, our selling expenses remained relatively steady at 22.4% of our net revenues in the fiscal year ended September 30, 2015, as compared to 22.1% of our net revenues in the fiscal year ended September 30, 2014.

General and administrative expenses. Our general and administrative expenses increased by 13.4% to $13.2 million in the fiscal year ended September 30, 2015 from $11.6 million in the fiscal year ended September 30, 2014. This increase was primarily due to increased rental and related expenses, depreciation and share-based compensation expenses. This increase was partially offset by decreased salaries and related expenses due to a decrease in performance-based bonus, and change in bad debts provision. As a percentage of our net revenues, our general and administrative expenses remained relatively steady at 12.2% of our net revenues in the fiscal year ended September 30, 2015, as compared to 12.0% of our net revenues in the fiscal year ended September 30, 2014.

Other Operating Income

In the fiscal year ended September 30, 2015, we had other operating income of $0.2 million which was mainly from (i) cash awards awarded by the Industry Planning and Development Department of Zhongguancun Haidian Science Park Management Committee; (ii) subsidies received from Shijiazhuang Bureau of Labor Employment Services to our branch company in Shijiazhuang; and (iii) cash compensation for infringements of courseware copyrights. In the fiscal year ended September 30, 2014, we had other operating income of $0.3 million which was mainly from cash awards awarded by Zhongguancun Haidian Science Park and subsidies for high and new technology projects from Beijing Science and Technology Committee.

Income taxes

Income tax expense for the fiscal year ended September 30, 2015 was $5.9 million, compared with an income tax expense of $4.1 million in the fiscal year ended September 30, 2014. The increase in income tax expense was mainly due to the increase in taxable income generated from the PRC in fiscal year 2015 compared with fiscal year 2014, and the provision of withholding tax applicable to the profits generated by our PRC subsidiaries in fiscal year 2015 that we expect to distribute to our Hong Kong subsidiary. Income tax expenses in fiscal year 2014 included reversal of certain accumulated unpaid income tax expense accrued in earlier fiscal years.

Net Income

As a result of the above factors, our net income was $24.6 million in the fiscal year ended September 30, 2015, compared to a net income of $23.4 million in the fiscal year ended September 30, 2014.

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

Gross Profit

Our gross profit increased by 38.5% to $57.4 million in the fiscal year ended September 30, 2014 from $41.4 million in the fiscal year ended September 30, 2013. Our gross margin increased to 59.0% in the fiscal year ended September 30, 2014 from 58.1% in the fiscal year ended September 30, 2013. The increase in gross margin was primarily driven by the scalability of our online education model as revenue growth outpaced overall increases in costs. This increase was partially offset by the significant increase in our server management and bandwidth leasing fees, salaries and related expenses, fees paid to our lecturers due to the increase of hourly lecturer fees, costs of books and reference materials due to impairment of obsolete inventories, and rental and related expenses.

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

Income taxes

Income tax expense for the fiscal year ended September 30, 2014 was $4.1 million, compared with an income tax expense of $3.8 million in the fiscal year ended September 30, 2013. The increase in income tax expense was mainly due to the increase in taxable income generated from the PRC in fiscal year 2014 compared with fiscal year 2013, and the provision of withholding tax applicable to the profits generated by our PRC subsidiaries in fiscal year 2014 that we expect to distribute to our Hong Kong subsidiary. This increase was partially offset by reversal of certain accumulated unpaid income tax expense accrued in earlier fiscal years.

Net Income

As a result of the above factors, our net income was $23.4 million in the fiscal year ended September 30, 2014, compared to a net income of $13.6 million in the fiscal year ended September 30, 2013.

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated internally. On March 11, 2014, we completed a follow-on public offering of ADSs by us and certain selling shareholders. Through the follow-on public offering we issued and sold 1,500,000 ADSs at the price of $21.00 per ADS. The net proceeds received by us, after deducting underwriting discounts and commissions and listing expenses payable by us, amounted to approximately $29.1 million. As of September 30, 2013, 2014 and 2015, we had approximately $72.7 million, $140.4 million and $138.9 million in cash and cash equivalents, including bank term deposits and restricted cash, respectively. As of September 30, 2015, our cash and cash equivalents of $117.9 million primarily consisted of cash on hand, bank deposits, and AAA rated money market funds which are unrestricted as to withdrawal and use and are deposited with banks or financial institutions in China, Hong Kong and United States. We intend to finance our future working capital requirements and capital expenditures from net cash generated from operating activities, existing cash and cash equivalents. We believe that our working capital is sufficient for our present requirements.

Our PRC subsidiaries and consolidated affiliated entities, in the aggregate, held RMB806.5 million ($126.9 million) in cash and cash equivalents, bank term deposits and restricted cash, as of September 30, 2015. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, please see “Risk Factors — Risks Relating to Conducting Business in China — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits”, and “— Restrictions on currency exchange may limit the ability of our PRC subsidiaries and affiliated entities to finance their activities.”

Our PRC subsidiaries and our consolidated affiliated entities generally earn their revenues in Renminbi which is not a freely convertible currency. Although our PRC subsidiaries generally may convert Renminbi into foreign currency to pay dividends, our PRC subsidiaries must follow specific procedural requirements which could result in delay or which could change in the future. In addition, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. Pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. As a result of these PRC restrictions, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to CDEL Cayman (either in the form of dividends, loans or advances), which restricted portion as calculated under US GAAP amounted to approximately RMB144.7 million ($23.6 million) and RMB148.9 million ($23.4 million), respectively, as of September 30, 2014 and September 30, 2015.

We are a holding company incorporated under the laws of the Cayman Islands. We derive a substantial majority of our income from the business operation of our PRC subsidiaries and consolidated affiliated entities in China. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the EIT Law and a withholding tax rate of 10% will apply to such dividends, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Our PRC subsidiaries’ earnings generated before 2008 that were available for distribution and were not subject to any PRC dividend withholding taxes amounted to $6.7 million. We distributed such earnings to CDEL Hong Kong in December 2012. For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.3 million, $0.4 million and $0.5 million have been made in the fiscal years ended September 30, 2013, 2014 and 2015, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. The economic benefits of our PRC consolidated affiliated entity, Beijing Champion, are mainly transferred to our PRC subsidiaries Champion Education Technology and Champion Technology through payment of service fees and licensing fees under the Software License Agreement, Courseware Production Entrustment Agreement, Technical Support and Consultancy Services Agreement and Courseware License Agreement entered into between Beijing Champion, Champion Education Technology and Champion Technology. Such service fees and licensing fees are subject to VAT and related surcharges. Upon receipt of such fees, they will become a portion of revenues for Champion Education Technology and Champion Technology and can be remitted to the Cayman Islands holding company in the form of dividend distribution.

We used part of our cash towards a share repurchase program we implemented from August 18, 2015 to August 17, 2016. The program authorized us to repurchase up to $20.0 million worth of our issued and outstanding ADSs from time to time in open market transactions on the NYSE. For more details, see “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” As of September 30, 2015, we repurchased 284,309 ADSs on the open market for a consideration of $3.3 million.

The following table summarizes our cash flows in the fiscal years ended September 30, 2013, 2014 and 2015:

	For the Year Ended September 30,
	2013	2014	2015
	$	$	$
	(In thousands)
Net cash generated from operating activities	32,138	44,093	37,779
Net cash (used in) generated from investing activities	4,506	(24,180)	(4,311)
Net cash (used in) generated from financing activities	(15,659)	26,115	(29,887)
Exchange rate effect on cash and cash equivalents	1,211	128	(3,757)
Net (decrease) increase in cash and cash equivalents	22,196	46,156	(176)
Cash and cash equivalents at beginning of the year	49,723	71,919	118,075
Cash and cash equivalents at end of the year	71,919	118,075	117,899

CDEL Cayman, our ultimate holding company, may rely on dividends and other distributions on equity paid by our PRC subsidiaries for its cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. See Note 13 to our consolidated financial statements included in this annual report.

Operating activities

Net cash of $37.8 million generated from operating activities in the fiscal year ended September 30, 2015 was primarily attributable to (i) net income before non-cash items including share-based compensation expenses, depreciation and amortization, provision of obsolete inventories, interest on bank borrowing and reduction in allowance for doubtful accounts, (ii) decrease in deferred tax assets of $0.5 million, (iii) increase in accrued expenses and other liabilities of $3.5 million, (iv) increase in deferred revenue and refundable fees of $7.3 million, and (v) increase in deferred tax liabilities of $0.5 million. The increase in operating cash flow was partially offset by increase in inventories, and prepayments and other assets of $0.5 million and $1.3 million, respectively.

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

Investing activities

Net cash of $4.3 million used in investing activities in the fiscal year ended September 30, 2015 was primarily attributable to capital expenditure of $4.9 million. The decrease in cash flow was partially offset by the release of term deposits of $0.8 million.

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

Financing activities

Net cash of $29.9 million used in financing activities in the fiscal year ended September 30, 2015 was primarily attributable to (i) payment of a special dividend of $28.2 million, and (ii) repurchase of our ADSs on the open market for a consideration of $3.3 million. The decrease in cash flow was partially offset by repayment of a $1.0 million loan by optionees in connection with exercise of their options.

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

Capital Expenditures

We incurred capital expenditures of $2.8 million, $2.7 million and $4.9 million in the fiscal years ended September 30, 2013, 2014 and 2015, respectively. The amount of capital expenditures in the fiscal years ended September 30, 2015, 2014 and 2013 related primarily to our expenditures on property, plant and equipment, and software. From time to time, we may evaluate and make investments, acquisitions or divestments.

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

Inflation

According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 2.6% and 2.0% in the years 2013 and 2014, respectively. In December 2015, the change in China’s Consumer Price Index was 1.6%. Inflation has had some impact on our operations in recent years, particularly in the form of higher salaries for our lecturers, and employees. For more details, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Description of Key Line Items — Cost of Sales, Selling Expenses, and General and Administrative Expenses.” We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our fees to mitigate the impact of inflation on our results of operations.

C. Research and Development, Patents and Licenses, Etc.

Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2015 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2015:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(In thousands of $)
Operating lease obligations (1)	9,780	4,796	4,768	216	—	—
Others (2)	171					171
Short term borrowing (3)	16,467	16,467	—	—	—	—
Total	26,418	21,263	4,768	216	—	171

(1)	Our operating lease obligations primarily relate to our leased servers and bandwidth as well as our leased offices and staff quarters in China, Hong Kong and United States. The office and staff quarter leases expire at different times over the period from the date of this annual report through 2020, and will become subject to renewal. We will evaluate the need to renew each office and staff quarter lease on a case-by-case basis prior to its expiration.
(2)	Liabilities for unrecognized tax benefits. The balance disclosed under “Others” represents liabilities for which reasonable estimates about the timing of the payment cannot be made.
(3)	CDEL Cayman drew down a loan of RMB103.6 million from a bank, the loan is effective from June 24, 2015 to June 24, 2016 for a period of 12 months.

Indebtedness

On December 6, 2013, CDEL Hong Kong entered into a loan agreement with a bank for a RMB100 million ($16.3 million) term loan facility with a 2.4% annual interest rate for a term of 18 months. The facility was secured by a term deposit of RMB100 million provided by Champion Technology. The loan was repaid on July 2, 2015.

On June 22, 2015, CDEL Cayman entered into a loan agreement with a bank for a RMB300 million ($47.2 million) 3-year revolving term loan facility. RMB103.6 million ($16.3 million) of facility was drawn down on June 24, 2015 with a 3.625% annual interest rate for a term of 12 months. The facility was secured by a term deposit of RMB103.6 million ($16.3 million) provided by Champion Technology.

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

Name	Age	Position
Zhengdong Zhu	47	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	48	Deputy Chairman of the Board of Directors
Feijia Ji	42	Senior Executive Vice President, Director
Xiaoshu Chen	52	Independent Director
Annabelle Yu Long	42	Independent Director
Liankui Hu	65	Independent Director
Carol Yu	53	Independent Director
Mark Marostica	54	Co-Chief Financial Officer
Philip Chan	44	Co-Chief Financial Officer

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

Feijia Ji is senior executive vice president of our company. From 1996 to 2000, Mr. Ji worked as a marketing manager at the Beijing Huake Hi-Tech Co., Ltd. From 1995 to 1996, Mr. Ji worked as a business manager at Huayou Beijing Service Corporation. Mr. Ji graduated from Beijing Xicheng Workers University in 1996.

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

Annabelle Yu Long is an independent director of our company. She is a member of Bertelsmann Group Management Committee, Chief Executive Officer of Bertelsmann China Corporate Center and Managing Director of Bertelsmann Asia Investments, a strategic investment arm of Bertelsmann SE & Co. KGaA. In addition, she has served as a board member of BMG Right Management Germany GmbH. From 2005 to 2007, Ms. Long was a principal of Bertelsmann Digital Media Investments. Ms. Long received her bachelor’s degree in science and electric engineering from the University of Electronic Science and Technology in China in 1994, and her MBA from Stanford Graduate School of Business in 2005.

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

Mark Marostica is our Co-Chief Financial Officer. Mr. Marostica joined our company as vice president of corporate development and strategy in January 2015. He has over 15 years of experience in the capital markets, with a focus on Asian education and Internet companies. Before joining our company, he was a managing director and senior research analyst at Piper Jaffray & Company from 1998 to 2014, and served as managing director and head of Asia equity research from 2009 to 2012. Prior to that he was a consulting manager at Deloitte & Touche from 1994 to 1998. Earlier in his career Mark served as an information technology manager at Fortis, and as an analyst at Electronic Data Systems. Mark holds a master degree in Business Administration from University of St. Thomas in Saint Paul, and an Honours Bachelor of Commerce degree from Lakehead University in Canada.

Philip Chan is our Co-Chief Financial Officer. Mr. Chan has been our company’s financial controller since 2005 and has had overall responsibility for financial and accounting matters. He has over 19 years of accounting and auditing experience and is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants, and associate of the Association of International Accountants. He received a Master degree in Applied Finance from the University of Western Sydney in 2002.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2015, we and our subsidiaries paid aggregate cash compensation of approximately $0.8 million to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Options, Restricted Shares and Share Incentive Plans

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009 and May 21, 2012, respectively, our 2008 Performance Incentive Plan, or the New Plan. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is 20,794,379 ordinary shares as of September 30, 2015, plus an automatic annual increase on October 1 of each calendar year commencing from October 1, 2015, by an amount equal to the lesser of (i) 2% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 2,850,000 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors.

Under the Prior Plan, we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2015. Pursuant to the New Plan, we had granted options for the purchase of a total of 5,962,500 ordinary shares and issued 1,174,515 restricted shares to five non-executive directors, officers and selected employees as of September 30, 2015. As of December 31, 2015, there were outstanding options to purchase 2,174,900 ordinary shares, out of which options to purchase approximately 500,000 ordinary shares have vested under their current terms. We expect to recognize share-based compensation expenses for the remaining vesting period of the outstanding options and restricted shares, which may continue to impact our future results of operations. During the fiscal years of September 30, 2013, 2014 and 2015, we recognized share-based compensation expenses of $0.6 million, $0.5 million and $1.8 million, respectively.

On September 27, 2011 and November 11, 2015, we determined to provide three-year interest free, full recourse loans to employees and lecturers to exercise their options. On August 13, 2014 and August 18, 2015, we determined to extend part of the loan due on December 4, 2014 and November 27, 2015 for an additional three years to December 4, 2017 and November 27, 2018, respectively. As of September 30, 2015, 7,444,668 options had been exercised using this facility, amounting to a total loan amount of $4.9 million. The outstanding balance of the loan was $2.2 million as of September 30, 2015.

On May 21, 2013, we cancelled 400,000 and 720,900 share options granted to our non-executive directors and employees on December 2, 2008 and November 17, 2009, respectively, under the New Plan.

On November 20, 2013, November 18, 2014 and November 11, 2015, we declared a cash dividend of $0.15, $0.20 and $0.225 per ordinary share on our outstanding shares to shareholders of record as of the close of trading on January 8, 2014, January 6, 2015 and January 6, 2016, respectively, and reduced the exercise price of all our outstanding options under our Prior Plan and New Plan by the same amount per share accordingly.

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

The table below sets forth the options and restricted shares issued to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share	Date of Grant or Issue	Vesting Start Date	Date of Expiration
Carol Yu

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

Baohong Yin

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

Xiaoshu Chen

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

Annabelle Yu Long

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

Liankui Hu

	restricted ordinary shares	20,000 ordinary shares	not applicable	December 3, 2012	not applicable	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2012	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

Mark Marostica	restricted ordinary shares	542,372 ordinary shares	not applicable	January 12, 2015	The vesting period is four years, with 25% vesting on the first anniversary of the issue date and the remaining 75% vesting in six substantially equal semi-annual installments.	not applicable

Philip Chan	Options	320,000 ordinary shares	$3.3175*	November 18, 2014	The vesting period is four years, with four equal annual installments	November 17, 2024

*	In connection with our declaration of special cash dividend of $0.20 and $0.225 per share on November 18, 2014 and November 11, 2015, respectively, we reduced the exercise price of the options by the same amount per share.

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

Terms of Directors

We currently have a board of seven directors divided into class A, class B and class C directors. Mr. Feijia Ji is the class A director. The class B directors are Ms. Baohong Yin, Ms. Annabelle Yu Long and Mr. Xiaoshu Chen. The class C directors are Mr. Zhengdong Zhu, Ms. Carol Yu and Mr. Liankui Hu. One third of the directors (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) will retire from office and stand for election every year at our annual general meeting of shareholders on a rotating basis. At our 2015 annual general meeting, Mr. Feijia Ji was elected as class A director to replace the retiring director Hongfeng Sun, and Ms. Baohong Yin, our class B director was re-elected as class B director. Our chief executive officer, which currently is Mr. Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year. There are no director service contracts with us or any of our subsidiaries and affiliated entities providing for benefits upon termination of employment.

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

D. Employees

We had 1,118, 1,309 and 1,379 full-time employees as of September 30, 2013, 2014 and 2015, respectively. In addition to the above full-time employees, we had 91 part-time employees as of September 30, 2015, of whom 80 are tutors.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries and affiliated entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $3.9 million, $5.3 million and $6.4 million for the fiscal years ended September 30, 2013, 2014 and 2015, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $2,000, $2,400 and $2,800 for the fiscal years ended September 30, 2013, 2014 and 2015, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for employees in United States. The total amount for our United States employee benefits was approximately $nil, $5,100 and $6,800 for the fiscal years ended September 30, 2013, 2014 and 2015, respectively.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of January 18, 2016, the latest practicable date by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number (1)		Percent (2)
Directors and Executive Officers:
Zhengdong Zhu (3)	55,703,685		39.41%
Baohong Yin (4)	55,703,685		39.41%
Xiaoshu Chen (5)	2,119,800		1.50%
Mark Marostica		*	*
Philip Chan		*	*
Feijia Ji		*	*
Annabelle Yu Long		*	*
Liankui Hu		*	*
Carol Yu		*	*
Directors and Executive Officers Combined	58,752,812		41.57%
Principal Shareholders:
Champion Education Holdings Limited (6)	46,396,800		32.83%
Champion Shine Trading Limited (7)	9,256,885		6.55%
YM Investment Limited, Managecorp Limited and Ms. Veronica Lam Lai Ming (8)	23,515,460		16.64%

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after January 18, 2016.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after January 18, 2016. The total number of ordinary shares outstanding as of January 18, 2016 is 141,334,349.
(3)	Includes (i) 18,525 ordinary shares and 2,309,590 ADSs representing 9,238,360 ordinary shares held by Champion Shine Trading Limited, (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, and (iii) 12,500 ADSs, representing 50,000 ordinary shares, held by Baohong Yin. Each of Champion Shine Trading Limited and Champion Education Holdings Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Zhengdong Zhu disclaims beneficial ownership of the 12,500 ADSs, representing 50,000 ordinary shares, held by Baohong Yin, except to the extent of his pecuniary interest. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.

(4)	Includes (i) 18,525 ordinary shares and 2,309,590 ADSs representing 9,238,360 ordinary shares held by Champion Shine Trading Limited, (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, and (iii) 12,500 ADSs, representing 50,000 ordinary shares, held by Baohong Yin. Zhengdong Zhu is the sole shareholder of Champion Shine Trading Limited and Champion Education Holdings Limited. Zhengdong Zhu and Baohong Yin are husband and wife. Baohong Yin may therefore be deemed to share the voting and dispositive power over ordinary shares held by Champion Shine Trading Limited and Champion Education Holdings Limited. Baohong Yin disclaims beneficial ownership of the 18,525 ordinary shares held by Champion Shine Trading Limited, the 2,309,590 ADSs, representing 9,238,360 ordinary shares held by Champion Shine Trading Limited and 46,396,800 ordinary shares held by Champion Education Holdings Limited, in each case except to the extent of her pecuniary interest. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.
(5)	Includes (i) 1,899,800 ordinary shares held by Jetlong Investments Limited, (ii) 140,000 ordinary shares held by Xiaoshu Chen, and (iii) 80,000 ordinary shares issuable upon exercise of options held by Xiaoshu Chen. Jetlong Investments Limited is a British Virgin Islands company whose sole shareholder and sole director is Xiaoshu Chen. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.
(6)	Includes 46,396,800 ordinary shares held by Champion Education Holdings Limited. Champion Education Holdings Limited is a British Virgin Islands company, with Zhengdong Zhu holding 100% of its equity interest. The director of Champion Education Holdings Limited is Zhengdong Zhu. The address of Champion Education Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	Includes 18,525 ordinary shares and 9,238,360 ordinary shares represented by 2,309,590 ADSs held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Zhengdong Zhu. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.
(8)	The number of ordinary shares beneficially owned is as of February 11, 2015 as reported in a Schedule 13D filed by YM Investment Limited, Managecorp Limited and Ms. Veronica Lam Lai Ming on February 11, 2015. The business address YM Investment Limited reported on the Schedule 13D is Suite 6211-12, 62nd Floor, The Center, 99 Queen’s Road, Central, Hong Kong. The business address of Managecorp Limited reported on the Schedule 13D is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. The residential address of Ms. Veronica Lam Lai Ming reported on the Schedule 13D is Flat A on 43 Floor of South Tower 8, Resident Bel-Air, Island South, 38 Bel-Air Avenue, Hong Kong.

As of September 30, 2015, of the 142,406,933 issued and outstanding ordinary shares, approximately 63.34% of those ordinary shares are held in the U.S., all under one registered holder of record.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders.

For information on options and restricted shares granted to our existing shareholders, directors and officers, see “Item 6.B. Director, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plans.”

Historical Changes in Shareholdings of our Major Shareholders

In October 2011, Bertelsmann Asia Investment AG (“BAI”) sold to CST 16,268,523 shares, of which 1,750,000 ordinary shares are represented by 437,500 ADSs, for $28,917,300. The purchase of the shares except the ADS was completed on December 8, 2011 and the purchase of the ADSs was completed on December 9, 2011. This purchase was funded by an interest-free promissory note (the “Note”) in the amount of $28,917,300 issued by CST and CEH to BAI on October 26, 2011. The Note was to mature on November 29, 2014. On December 24, 2014, CST, CEH and BAI amended the Note, pursuant to which BAI extended the maturity date of the Note from November 29, 2014 to November 29, 2015, and the Note shall bear interest at the rate of 20% per annum during the extended period starting from November 29, 2014. As collateral for the Note, CST and CEH pledged 2,408,769 and 46,396,800 of their ordinary shares, respectively, or 48,805,569 in total, pursuant to the Deed of Share Charge by and among CST and CEH, on the one hand, and BAI, on the other, dated October 26, 2011, as amended on December 24, 2014 in connection with the amendment of the Note. As of January 27, 2016, the Note has been fully paid up and the share pledge pursuant to the Deed of Share Charge has been released.

In the period from January 1, 2015 until January 18, 2016, Champion Shine Trading Limited sold an aggregate of 5,045,796 ordinary shares as represented by 1,261,449 ADSs in the open market.

In the period from November 2014 to February 2015, YM Investment Limited acquired an aggregate of 5,837,212 ordinary shares as represented by 1,459,303 ADS in the open market.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions.

Agreements among us, Beijing Champion, Champion Healthcare Education and Their Shareholders

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

Dividend Policy

On November 20, 2013, November 18, 2014 and November 11, 2015, our board of directors approved and declared a special cash dividend of $0.15, $0.20 and $0.225 per ordinary share on our outstanding ordinary shares to shareholders of record as of the close of trading on January 8, 2014, January 6, 2015 and January 6, 2016, respectively. Holders of ADSs were accordingly entitled to the cash dividend of $0.60, $0.80 and $0.90 per ADS, respectively.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, under the EIT Law, effective as of January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax, subject to reduction by an applicable tax treaty with the PRC if they are derived from profits generated after January 1, 2008. For a detailed discussion, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry — We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses,” “Item 3.D. Key Information — Risk Factors — We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiaries,” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Description of Key Line Items — Taxation — Enterprise Income Tax.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details.

Price Range of Our ADSs

The following table sets forth the monthly high and low trading prices of our ADSs on the NYSE for the periods indicated:

	High	Low
Annual Highs and Lows
Fiscal Year 2011	$5.48	$1.85
Fiscal Year 2012	$4.15	$1.80
Fiscal Year 2013	$11.49	$3.08
Fiscal Year 2014	$28.75	$10.66
Fiscal Year 2015	$22.00	$7.85
Quarterly Highs and Lows
First Fiscal Quarter of 2014	$21.15	$10.66
Second Fiscal Quarter of 2014	$28.75	$15.46
Third Fiscal Quarter of 2014	$20.48	$13.85
Fourth Fiscal Quarter of 2014	$17.65	$13.50
First Fiscal Quarter of 2015	$18.78	$12.31
Second Fiscal Quarter of 2015	$19.48	$14.65
Third Fiscal Quarter of 2015	$22.00	$15.23
Fourth Fiscal Quarter of 2015	$16.33	$7.85
Monthly Highs and Lows
2015
August	$14.00	$7.85
September	$13.30	$9.76
October	$15.36	$12.37
November	$16.96	$13.59
December	$15.83	$13.87
January (through January 20, 2016)	$14.11	$11.20

On January 20, 2016, the closing sale price of our ADSs as reported on the NYSE was $11.50 per ADS.

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

Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Notice on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special-Purpose Vehicles, or SAFE Circular 37, which became effective as of July 4, 2014, a PRC Resident, including both PRC domestic institutions and PRC domestic individual residents, shall register with the local branch of SAFE before it establishes or controls a company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment and financing and conducting roundtrip investment in China. Such a company located outside of China is referred to as an offshore special purpose vehicle. Under SAFE Circular 37, failure to comply with the registration procedures set forth above may result in the penalties, including fine and imposition of restrictions on a PRC subsidiary’s foreign exchange activities. Prior to the implementation of Circular 37, if a PRC resident contributed domestic legitimate assets or interests into a Special-Purpose Vehicle without completing the foreign exchange registration of overseas investments as required, he or she shall submit an explanatory letter to the local branch of SAFE. The local branch of SAFE shall, under the principle of legality and legitimacy, conduct supplementary registration, and impose administrative punishment on those violating the administrative regulations on foreign exchange according to the applicable laws.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a dual tax treaty entered into with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties, except for a dual tax treaty entered into with the United Kingdom in 2010. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Passive foreign investment company

In general, we will be classified as a passive foreign investment company, or PFIC, in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the asset test: (a) any cash and cash invested in short-term, interest-bearing, debt instruments or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended September 30, 2015. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in any future taxable year.

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

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov . The Commission’s telephone number is 1-800-SEC-0330.

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

Foreign Currency Risk

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect our financial results in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $11.6 million as of September 30, 2015 into Renminbi at the exchange rate of $1.00 for RMB6.3556 as of September 30, 2015, this cash balance would have been RMB73.9 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB73.1 million as of September 30, 2015.

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

D. American Depositary Shares.

Fees and Charges Payable by a Holder of American Depositary Receipts

Persons depositing shares are charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, exercise of rights, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary also charges a fee of US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution, sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of US$2.00 per 100 ADSs for the operation and maintenance costs in administering the facility. Persons depositing shares also may be charged the following expenses:

•	Expenses incurred by the depositary, the custodian or their respective agents in connection with inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository: an annual fee of US$1.00 per 100 ADSs (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the discretion of the depositary, subject to our prior consent, by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions)

•	Taxes and other governmental charges incurred by the depositary or the custodian on any ADR or ordinary shares underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges

•	Cable, telex, electronic transmission and delivery expenses

•	Transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable)

•	Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

•	Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and

•	Any other fees, charges, costs or expenses that may be incurred by the depositary from time to time

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

Fees and Other Direct and Indirect Payments Made by the Depositary

Since the commencement of our most recent fiscal year, we have received the following direct and indirect payments in the amounts of $ 0.1 million for expenses incurred by us relating to the ADR program, including:

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and co-chief financial officers, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and co-chief financial officers have concluded that, as of September 30, 2015, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our co-chief financial officers, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of September 30, 2015.

Our independent registered public accounting firm has audited our internal control over financial reporting as of September 30, 2015 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of China Distance Education Holdings Limited

We have audited the internal control over financial reporting of China Distance Education Holdings Limited (the “Company”), its subsidiaries, variable interest entity and the subsidiaries of its variable interest entity (collectively, the “Group”) as of September 30, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of September 30, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 30, 2015 of the Group and our report dated January 27, 2016 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

January 27, 2016

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website, http://www.cdeledu.com .

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP , our principal external auditors, in the fiscal year ended September 30, 2014 and 2015, respectively.

	Fiscal Year ended September 30,
	2014		2015
	RMB	US$	RMB	US$
Audit fees (1)	2,907,081	476,555	3,601,020	585,200
Audit-related fees (2)	3,650,634	598,445	1,939,010	314,800
Tax fees (3)	—	—	70,000	11,376

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.
(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings and our follow-on public offering.
(3)	“Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 20, 2008, we adopted and publicly announced a share repurchase program approved by our board of directors. The program originally authorized us to repurchase up to $10.0 million worth of our issued and outstanding ADSs from time to time in open market transactions on the NYSE (or NYSE Arca, prior to February 4, 2009). Our board of directors subsequently raised the repurchase quota on April 29, 2011 by additional $10.0 million of our ADSs (which makes the total repurchase quota under the share repurchase program $20.0 million ADSs). The share repurchase program was extended in November 2009, November 2010, April 2011, February 2012 and February, 2013, each time for an additional 12-months. The share repurchase program expired on April 28, 2014.

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

On August 18, 2015, we adopted and publicly announced a new share repurchase program approved by our board of directors. The program authorized us to repurchase up to $10.0 million worth of our issued and outstanding ADSs from time to time in open market. The share repurchase program has a one-year term and will expire on August 17, 2016. Our board of directors subsequently raised the repurchase quota on November 11, 2015 by additional $10.0 million of our ADSs (which makes the total repurchase quota under the share repurchase program $20.0 million ADSs). As of September 30, 2015, we repurchased 284,309 ADSs on the open market for a consideration of $3.3 million.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet be Purchased Under the Program
08/01/2015 – 08/31/2015	—	—	—	$	10.0 million
09/01/2015 – 09/30/2015	284,309	11.6946	284,309	$	6.7 million

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	—Form of Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant*

2.1	—Form of Ordinary Share Certificate.*

2.2	—Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary. (1)

2.3	—Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2). (1)

2.4	—Restricted Issuance Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary, dated August 16, 2010.***

4.1	—Technical Support and Consultancy Services Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 1, 2004.*

4.2	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd and Zhengdong Zhu, dated May 1, 2004.*

4.3	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated May 1, 2004.*

4.4	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Zhengdong Zhu, dated May 9, 2004.*

4.5	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Baohong Yin, dated May 9, 2004.*

4.6	—Courseware License Agreement between Beijing Champion Hi-Tech Co., Ltd. and Beijing Champion Distance Education Technology Co., Ltd., dated August 1, 2004.*

4.7	—Software License Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.8	—Courseware Production Entrustment Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.9	—Letter of Undertaking from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., dated February 13, 2008.*

4.10	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated February 13, 2008.*

4.11	—Declaration Letter by Zhengdong Zhu, dated March 24, 2008.*

4.12	—Declaration Letter by Baohong Yin, dated March 24, 2008.*

4.13	—Power of Attorney by Zhengdong Zhu, dated March 25. 2008.*

4.14	—Power of Attorney by Baohong Yin, dated March 25, 2008.*

4.15	—Notice from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., Zhengdong Zhu and Baohong Yin, dated March 25, 2008.*

4.16	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to the Registrant, dated March 25, 2008.*

4.17	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated March 25, 2008.*

4.18	—Form confidentiality and non-competition agreement.*

4.19	—Incentive share plan.*

4.20	—2008 Performance Incentive Plan.*

4.21	—Amended and Restated 2008 Performance Incentive Plan (dated February 16, 2009).**

4.22	—Amended and Restated 2008 Performance Incentive Plan (dated May 21, 2012).****

4.23	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Zhengdong Zhu, dated December 31, 2008.**

4.24	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated December 31, 2008.**

4.25	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Zhengdong Zhu and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013.****
4.26	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Baohong Yin and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013.****

4.27	—Spousal Consent Letter by Zhengdong Zhu, dated January 30, 2013.****

4.28	—Spousal Consent Letter by Baohong Yin, dated January 30, 2013.****

4.29	—Deed of Undertaking from Zhengdong Zhu and Baohong Yin to our company, dated September 26, 2013.*****

4.30	—Exclusive Business Cooperation Agreement between Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. and Beijing Champion Healthcare Education Technology Co., Ltd., dated December 28, 2015.

4.31	—Equity Pledge Agreement among Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., Zhengdong Zhu and Baohong Yin, dated December 28, 2015.

4.32	—Exclusive Option Agreement among Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., Beijing Champion Healthcare Education Technology Co., Ltd., Zhengdong Zhu and Baohong Yin, dated December 28, 2015.

4.33	—Power of Attorney by Zhengdong Zhu, dated December 28. 2015.

4.34	—Power of Attorney by Baohong Yin, dated December 28. 2015.

4.35	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., dated December 28. 2015.

4.36	—Letter of Undertaking from Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. to Beijing Champion Healthcare Education Technology Co., Ltd., dated December 28. 2015.

4.37	—Tri-party Agreement re VIE Structure among Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., Zhengdong Zhu, Baohong Yin and Beijing Champion Healthcare Education Technology Co., Ltd., dated December 28. 2015.

4.38	—Spouse Consent Letter by Zhengdong Zhu, dated December 28. 2015.

4.39	—Spouse Consent Letter by Baohong Yin, dated December 28. 2015.

8.1	—Subsidiaries of Registrant.

11.1	—Code of Business Conduct and Ethics of the Registrant.*

12.1	—CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	—Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

15.2	—Consent of Jingtian & Gongcheng.

101.INS	—XBRL Instance Document

101.SCH	—XBRL Taxonomy Extension Schema Document

101.CAL	—XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	—XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	—XBRL Taxonomy Extension Label Linkbase Document

101.PRE	—XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-152167), as amended.
**	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2008.
***	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2011.
****	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2012.
*****	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2013.
(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-152345) filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Distance Education Holdings Limited

/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: January 27, 2016

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of China Distance Education Holdings Limited, its subsidiaries, variable interest entity and the subsidiaries of its variable interest entity (collectively, the “Group”) as of September 30, 2014 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended September 30, 2015. Our audits also included the financial statement schedule listed in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2014 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of September 30, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 27, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

January 27, 2016

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2014	2015
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	118,075	117,899
Term deposits	5,702	4,720
Restricted cash	16,637	16,312
Accounts receivable, net of allowance for doubtful accounts of US$1,250 and US$158 as of September 30, 2014 and 2015, respectively	1,637	2,800
Inventories	449	871
Prepayment and other current assets	3,749	4,853
Amount due from a related party	—	103
Deferred tax assets, current portion	2,116	1,508
Deferred cost	1,248	1,163

Total current assets	149,613	150,229

Non-current assets
Property, plant and equipment, net	10,721	12,916
Goodwill	7,689	7,429
Other intangible assets, net	1,384	1,078
Deposit for purchase of non-current assets	94	93
Other non-current assets	2,128	2,375

Total non-current assets	22,016	23,891

Total assets	171,629	174,120

LIABILITIES AND EQUITY
Current liabilities
Bank borrowing	16,583	16,467
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$21,275 and US$24,129 as of September 30, 2014 and 2015, respectively)	22,695	25,993
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,504 and US$3,474 as of September 30, 2014 and 2015, respectively)	4,209	4,453
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$23,319 and US$29,540 as of September 30, 2014 and 2015, respectively)	23,423	29,563
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$5,199 and US$5,245 as of September 30, 2014 and 2015, respectively)	5,199	5,245

Total current liabilities	72,109	81,721

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2014	2015
	US$	US$
Non-current liabilities
Deferred tax liabilities, non-current portion	1,110	1,590

Total non-current liabilities	1,110	1,590

Total liabilities	73,219	83,311

Commitments and contingencies (Note 16)
Equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2014 and 2015, respectively; Authorized - 500,000,000 and 500,000,000 shares at September 30, 2014 and 2015; Issued and outstanding - 142,752,873 and 142,406,933 shares at September 30, 2014 and 2015, respectively)	14	14
Additional paid-in capital	77,270	55,598
Accumulated other comprehensive income	6,220	2,735
Retained earnings	14,906	32,462

Total equity	98,410	90,809

Total liabilities and equity	171,629	174,120

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data, or otherwise noted)

	Years ended September 30,
	2013	2014	2015
	US$	US$	US$
Sales, net of business tax, value-added tax and related surcharges
Online education services	58,573	80,545	88,657
Books and reference materials	5,129	6,392	6,873
Others	7,658	10,259	12,647

Total net revenues	71,360	97,196	108,177

Cost of sales
Cost of services	(27,073)	(35,187)	(41,043)
Cost of tangible goods sold	(2,844)	(4,616)	(3,300)

Total cost of sales	(29,917)	(39,803)	(44,343)

Gross profit	41,443	57,393	63,834
Operating expenses
Selling expenses	(15,673)	(21,445)	(24,186)
General and administrative expenses	(9,806)	(11,645)	(13,211)

Total operating expenses	(25,479)	(33,090)	(37,397)
Other operating income	59	253	224

Operating income	16,023	24,556	26,661
Interest income	1,415	2,964	3,513
Interest expense	—	(291)	(464)
Exchange gain/(loss)	(77)	232	737

Income before income taxes	17,361	27,461	30,447
Less: Income tax expense	(3,797)	(4,052)	(5,874)

Net income	13,564	23,409	24,573

Net income per share:
Net income attributable to ordinary shareholders
Basic	0.10	0.17	0.17

Diluted	0.10	0.17	0.17

Weighted average shares used in calculating net income per share
Basic	135,174,562	139,613,967	142,720,838

Diluted	136,399,233	140,497,204	143,767,990

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years ended September 30,
	2013	2014	2015
	US$	US$	US$
Net income	13,564	23,409	24,573
Other comprehensive (loss)/income - change in cumulative foreign currency translation adjustments	1,373	(75)	(3,485)

Comprehensive income	14,937	23,334	21,088

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data, or otherwise noted)

	China Distance Education Holding Limited shareholders
				Accumulated	Retained
	Number of		Additional	other	earnings/
	ordinary	Ordinary	paid-in	comprehensive	(Cumulative	Total
	shares	shares	capital	income	deficits)	equity
		US$	US$	US$	US$	US$
Balance as of September 30, 2012	134,386,849	13	61,777	4,922	(2,095)	64,617
Net income for the year	—	—	—	—	13,564	13,564
Foreign currency translation adjustments	—	—	—	1,373	—	1,373
Repurchase of ordinary shares	(67,100)	—	(93)	—	—	(93)
Options exercised	987,392	1	602	—	—	603
Stock-based compensation expense (Note 19)	225,000	—	625	—	—	625
Dividends (Note 20)	—	—	(16,056)	—	—	(16,056)
Loan to optionees in connection with exercise of options	—	—	(113)	—	—	(113)

Balance as of September 30, 2013	135,532,141	14	46,742	6,295	11,469	64,520
Net income for the year	—	—	—	—	23,409	23,409
Foreign currency translation adjustments	—	—	—	(75)	—	(75)
Repurchase of ordinary shares	—	—	—	—	—	—
Issuance of new ordinary shares (Note 12)	6,000,000	—	29,088	—	—	29,088
Options exercised	1,095,732	—	491	—	—	491
Stock-based compensation expense (Note 19)	125,000	—	503	—	—	503
Dividends (Note 20)	—	—	(286)	—	(19,972)	(20,258)
Repayment of loan to optionees in connection with exercise of options	—	—	732	—	—	732

Balance as of September 30, 2014	142,752,873	14	77,270	6,220	14,906	98,410
Net income for the year	—	—	—	—	24,573	24,573
Foreign currency translation adjustments	—	—	—	(3,485)	—	(3,485)
Repurchase of ordinary shares	(1,137,236)	—	(3,333)	—	—	(3,333)
Options exercised	123,924	—	18	—	—	18
Stock-based compensation expense (Note 19)	667,372	—	1,783	—	—	1,783
Dividends (Note 20)	—	—	(21,182)	—	(7,017)	(28,199)
Repayment of loan to optionees in connection with exercise of options	—	—	1,042	—	—	1,042

Balance as of September 30, 2015	142,406,933	14	55,598	2,735	32,462	90,809

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended September 30,
	2013	2014	2015
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	13,564	23,409	24,573
Adjustments to reconcile net income to net cash generated from operating activities:
Stock-based compensation	625	503	1,783
Depreciation of property, plant and equipment	1,848	1,808	2,034
Amortization of other intangible assets	771	592	437
Provision of inventories	67	527	58
Change in allowance for doubtful accounts	(371)	(517)	(1,008)
Losses on disposition of property, plant and equipment	151	112	38
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	1,036	2,385	(170)
(Increase) in inventories	(89)	(281)	(505)
(Increase) decrease in prepayments and other assets	(420)	327	(1,315)
Decrease (increase) in deferred tax assets	154	(370)	547
Decrease (increase) in deferred cost	(45)	635	43
(Increase) in other non-current assets	(422)	(586)	(327)
Increase in accrued expenses and other liabilities	5,132	7,944	3,450
Increase (decrease) in income tax payable	1,567	(60)	397
Increase in deferred revenue	7,360	6,321	7,091
Increase in refundable fees	674	910	229
Increase in deferred tax liabilities	536	434	529
(Increase) in amount due from a related party	—	—	(105)

Net cash generated from operating activities	32,138	44,093	37,779

CASH FLOWS FROM INVESTING ACTIVITIES
Maturity (purchase) of term deposits	7,275	(4,880)	804
(Placement) of restricted cash	—	(16,607)	(16,656)
Release of restricted cash	—	—	16,405
Acquisition of property, plant and equipment	(2,128)	(2,241)	(4,648)
Acquisition of other intangible assets	(271)	(452)	(154)
Payment of deposit for the acquisition of non-current assets	(370)	—	(62)

Net cash (used in) generated from investing activities	4,506	(24,180)	(4,311)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayment	—	—	(16,071)
Bank borrowing	—	16,062	16,656
Issuance of new ordinary shares	—	29,088	—
Repurchase of ordinary shares	(93)	—	(3,333)
Proceeds from share options exercised by employees	603	491	18
Loan to optionees in connection with exercise of options	(408)	(510)	—
Repayment of loan to optionees in connection with exercise of options	295	1,242	1,042
Dividends paid to shareholders	(16,056)	(20,258)	(28,199)

Net cash (used in) generated from financing activities	(15,659)	26,115	(29,887)

Exchange rate effect on cash and cash equivalents	1,211	128	(3,757)

Net (decrease) increase in cash and cash equivalents	22,196	46,156	(176)
Cash and cash equivalents at beginning of the year	49,723	71,919	118,075

Cash and cash equivalents at end of the year	71,919	118,075	117,899

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended September 30,
	2013	2014	2015
	US$	US$	US$
Supplemental schedule of cash flow information
Income tax paid	(1,539)	(4,049)	(4,418)
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	133	280	60
Income tax reversal	—	782	37

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

As of September 30, 2015, details of the Company’s subsidiaries, its VIE and VIE’s subsidiaries were as follows:

Company	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities

Subsidiaries:
China Distance Education Limited (“CDEL Hong Kong”)	March 13, 2003	Hong Kong	100%	Investment holding and provision of education services
Practice Enterprises Network China International Links Limited (“Pencil”)	February 23, 2010	Hong Kong	100%	Inactive
DL Education Service, LLC (“DL Education”)	September 27,2012	US	100%	Inactive
Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”)	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production
Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”)	April 23, 2007	PRC	100%	Software licensing and course production
China Healthcare Investment Limited (“China Healthcare Investment”)	May 20, 2015	BVI	100%	Inactive
China Healthcare Education Limited (“China Healthcare Education”)	July 24, 2015	Hong Kong	100%	Inactive
Beijing Champion Accounting Education Technology Co., Ltd. (“Champion Accounting”)	July 28, 2015	PRC	100%	Inactive
Variable interest entity:
Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”)	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials
Subsidiaries of variable interest entity:
Beijing Caikaowang Company Ltd. (“Caikaowang”)	November 28, 2007	PRC	Nil	Provision of online education services
Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”)	June 24, 2008	PRC	Nil	Provision of online education services
Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”)	February 19, 2009	PRC	Nil	Provision of start-up training services
Beijing Haidian District Champion Training School (“Beijing Training School”)	February 19, 2009	PRC	Nil	Provision of online and offline education services
Beijing Champion Culture Development Co., Ltd. (“Champion Culture”)	June 03, 2015	PRC	Nil	Inactive
Nanjing Champion Vocational Training School (“Nanjing Training School”)	July 03, 2015	PRC	Nil	Inactive

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

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that provide the Company effective control over Beijing Champion

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

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that provide Company effective control over Beijing Champion - continued

Deed of undertaking:

The Company, Mr. Zhengdong Zhu and his wife, Ms. Baohong Yin executed a deed of undertaking (“Deed”) on September 26, 2013.

Pursuant to this deed, Mr. Zhengdong Zhu and Ms. Baohong irrevocably covenanted an undertaking to the Company to abstain from (1) utilizing their status as majority shareholders of the Company to vote for the appointment or removal of a director of the Company and (2) any matters related to the Deed. This deed was terminated automatically upon the completion of the follow-on public offering on March 11, 2014 as Mr. Zhengdong Zhu and Ms. Baohong Yin no longer owned a majority of outstanding ordinary shares after the follow-on public offering.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

The Group’s online education business has been directly operated by (and as a result all of the Group’s revenues have been generated from) the VIE and its subsidiaries. For the years ended September 30, 2014 and 2015, Beijing Champion and its subsidiaries accounted for an aggregate of 61% and 74%, respectively, of the Group’s consolidated total assets, and 73% and 75%, respectively of the Group’s consolidated total liabilities. The assets not associated with Beijing Champion and its subsidiaries in these years primarily consisted of cash held by China Distance Education Holdings Limited.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the Company’s VIE and VIE’s subsidiaries as of September 30, 2014 and 2015 and for each of the three years in the period ended September 30, 2015 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within VIE and VIE’s subsidiaries:

	As of September 30,
	2014	2015
	US$	US$
Cash and cash equivalents	75,117	83,069
Prepayment and other current assets	3,100	4,387
Total current assets	87,205	110,268
Total assets	104,569	128,067
Deferred revenue	23,319	29,540
Total current liabilities	53,297	62,388
Total liabilities	53,297	62,388
Total equity	51,272	65,679

	For the years ended September 30,
	2013	2014	2015
	US$	US$	US$
Revenues	70,942	96,990	108,111

Net income	21,062	31,986	36,760

Net cash provided by operating activities	25,755	36,326	26,988

Net cash used in investing activities	(2,521)	(850)	(2,140)

Effects of exchange rate changes	674	(65)	(2,797)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation and transactions

The Company, DL Education, CDEL Hong Kong, Pencil, China Healthcare Investment and China Healthcare Education’s functional currencies are United States dollars (“US$”). The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the US$ as its reporting currency and uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries and its variable interest entities, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of consolidated statements of changes in equity.

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

Restricted cash

Restricted cash represents deposits not readily available to the Company. Restricted cash as of September 30, 2015 mainly represented cash pledged as security of bank borrowing.

Inventories

Inventories, consisting of paper and professional examination reference books, are stated at the lower of cost or market value. Cost is determined using the first in, first out method.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for doubtful accounts

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Allowance is reversed when the underlying balance of doubtful accounts are subsequently collected. Accounts receivable balances are written off after all collection efforts have been exhausted.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - continued

For the years ended September 30, 2014 and 2015, the Group performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets - continued

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

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

The Group provides student enrollment services and online platform to government agencies which use the Group’s online platform to conduct continuing education services. The Group earns service fees as a percentage of total tuition fees based on the agreements entered into with the government agencies. Service fees are initially recorded as deferred revenue and are recognized as revenue when course participants complete the stipulated study hours and take the examinations, or on a straight line basis over the subscription period based on the terms of the agreements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

For the years ended September 30, 2013, 2014 and 2015, the Group recognized revenues before business tax and related surcharges in connection with expired study cards amounting to US$164, US$114, and US$101, respectively.

The on-line courses service is provided by Beijing Champion and its subsidiaries which are subject to approximately 3% business tax and related surcharges. The Group records revenues net of these taxes in the consolidated statements of operations. Such business tax and related surcharges for the years ended September 30, 2013, 2014 and 2015 were US$1,986, US$2,699 and US$2,996 respectively.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes - continued

As a result, since September 1, 2012, technical and consulting service, software licensing and course production services provided by Champion Technology and Champion Education Technology; and since July 1, 2014, course production services provided by Champion Wangge were no longer subject to business tax but VAT instead. Champion Technology is a VAT general taxpayer. Champion Education Technology was a VAT small-scale taxpayer but was treated as a general taxpayer since February 1, 2014. Champion Wangge was a VAT small-scale taxpayer but was treated as a general taxpayer since January 1, 2015. The applicable VAT rates are 6% and 3% for the entities that are general taxpayer and small-scale taxpayer, respectively.

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

Advertising expenditure

Advertising expenditure is expensed when incurred and are included in “selling expenses” in the consolidated statements of operations. Advertising expenses were US$3,167, US$6,464 and US$10,377, for the years ended September 30, 2013, 2014 and 2015, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Shipping and handling costs

Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the consolidated statements of operations. Shipping and handling costs classified as selling expenses were US$489, US$703 and US$718, for the years ended September 30, 2013, 2014 and 2015, respectively.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of US$110,342 and US$105,865, which were denominated in RMB, at September 30, 2014 and 2015, respectively, representing 93.5% and 89.8% of the cash and cash equivalents at September 30, 2014 and 2015, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposits, restricted cash, accounts receivable and prepayment and other current assets. As of September 30, 2015, substantially all of the Group’s cash and cash equivalents, term deposits and restricted cash were deposited in financial institutions located in the PRC and Hong Kong. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

Concentration of credit risk - continued

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended September 30, 2015.

Primarily due to the long payment cycles of government agencies, the Group had one customer that accounted for 21.7% and 13.1% of the Group’s carrying amount of accounts receivable as of September 30, 2014 and September 30, 2015 respectively.

Recently issued accounting pronouncements not yet adopted

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

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) — Amendments to the Consolidation Analysis”. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation – Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2014	2015
	US$	US$
Accounts receivable	2,887	2,958
Less: allowance for doubtful accounts	(1,250)	(158)

Accounts receivable, net	1,637	2,800

Movement of allowance for doubtful accounts was as follows:

	As of September 30,
	2014	2015
	US$	US$
Balance at beginning of the year	1,773	1,250
Reversal of the allowance for doubtful accounts	(517)	(1,078)
Foreign currency adjustment	(6)	(14)

Balance at end of the year	1,250	158

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

4.	INVENTORIES

Inventories consisted of the following:

	As of September 30,
	2014	2015
	US$	US$
Books and other goods	968	1,373
Paper and other raw materials	121	173
Less: inventory provisions for slow-moving and obsolescence	(640)	(675)

	449	871

Inventories provision provided in the years ended September 30, 2013, 2014 and 2015 were US$67, US$527 and US$58, respectively.

5.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

		As of September 30,
	Notes	2014	2015
		US$	US$
Prepaid expenses		1,669	2,929
Advance to the suppliers	(1)	766	1,111
Interest receivable		369	163
Funds receivable	(2)	306	244
Deposits		23	10
Others		616	396

Prepayment and other current assets, net		3,749	4,853

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

5.	PREPAYMENT AND OTHER CURRENT ASSETS - continued

(1)	Advance to the suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials and finished goods. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and is monitored on a regular basis by management. A charge to cost of sales will be recorded in the period in which a loss becomes probable. To date, the Group has not experienced any loss of advances to suppliers.
(2)	Funds receivable arise due to the time taken to clear customers’ payment transactions through external payment networks. When customers remit fees to the Group via external payment networks using their bank account or credit card, there is a clearing period before the cash is received by the Group which usually takes one to three business days. These fees are treated as a receivable until the cash is received.

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of September 30,
	2014	2015
	US$	US$
Buildings	6,033	5,826
Electronic and office equipment	9,896	12,207
Leasehold improvement and building improvement	511	1,872
Motor vehicles	1,563	1,616

Total	18,003	21,521
Less: Accumulated depreciation	(7,282)	(8,605)

	10,721	12,916

Depreciation expenses were US$1,848, US$1,808 and US$2,034, for the years ended September 30, 2013, 2014 and 2015, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

7.	GOODWILL

Goodwill is comprised of the following:

	Years ended September 30
	2014			2015
	Online education service	Start-up training service	Total	Online education service	Start-up training service	Total
	US$	US$	US$	US$	US$	US$
Gross amount
Beginning balance	5,880	1,831	7,711	5,863	1,826	7,689
Exchange difference	(17)	(5)	(22)	(201)	(59)	(260)

Ending balance	5,863	1,826	7,689	5,662	1,767	7,429

Accumulated impairment loss	—	—	—	—	—	—

Goodwill, net	5,863	1,826	7,689	5,662	1,767	7,429

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

Start-up training service - This reporting unit provides start-up training services to the Group’s customers located in the PRC. It includes Zhengbao Yucai. The goodwill arising from the acquisition of Zhengbao Yucai is fully allocated to this reporting unit.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group did not record any impairment of goodwill on online education service and start-up training service for the years ended September 30, 2013, 2014 and 2015.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

8.	OTHER INTANGIBLE ASSETS, NET

The balance of other intangible assets consisted of the following:

	As of September 30,
	2014	2015
	US$	US$
Computer software	3,428	3,480
Trademarks and domain names	1,499	1,449
Courseware	486	470
Business contracts	530	511
Copyrights	662	639
Platform	217	209

Total intangible assets	6,822	6,758

Less: Accumulated amortization
Computer software	(2,595)	(2,807)
Trademarks and domain names	(952)	(1,045)
Courseware	(486)	(470)
Business contracts	(530)	(511)
Copyrights	(658)	(638)
Platform	(217)	(209)

Accumulated amortization	(5,438)	(5,680)

Intangible assets, net	1,384	1,078

Amortization expenses were US$771, US$592 and US$437, for the years ended September 30, 2013, 2014 and 2015, respectively.

The estimated amortization expenses for the above other intangible assets for each of the following fiscal years are as follows:

Amortization
US$
2016	345
2017	317
2018	193
2019	122
2020	55
2021 and thereafter	46

1,078

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

9.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

		As of September 30,
		2014	2015
		US$	US$
Long-term prepaid expenses	(1)	1,903	2,135
Rental deposits	(2)	225	240

		2,128	2,375

(1)	Long-term prepaid expenses represent golf club membership fees. The amortization of the long term prepaid expenses was made within a ten-year amortizing period and was recorded as “general and administrative expenses” on the consolidated statements of operations.
(2)	Rental deposits represent office rental deposits for the Group’s daily operations. These deposits are classified as non-current deposits since they will not be refunded within one year.

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of September 30,
	2014	2015
	US$	US$
Tuition fee payables to government agencies	10,096	13,084
Salary and welfare payable	5,222	4,555
Accrued expenses	3,726	3,349
Remuneration payable to lecturers	1,802	2,380
Uncertain income tax liabilities (Note 14)	177	171
Payables to employees in connection with options exercise	94	7
Other payable	1,578	2,447

	22,695	25,993

Tuition fee payable to government agencies mainly represents the portion of tuition fee collected by the Group on behalf of the government agencies which provide certain continuing education courses and the Group is only responsible for the student enrollment and provision of online platform and shares certain percentage of tuition fee as service fees.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

11.	BANK BORROWING

On December 6, 2013, CDEL Hong Kong entered into a loan agreement with Deutsche Bank, AG, Singapore Branch, for a RMB100 million, approximately US$16,000, term loan facility with an 2.40% annual interest rate for a term of 18 months. The facility was secured by a term deposit of RMB100 million provided by Champion Technology, which was recorded as “restricted cash” on balance sheet as of September 30, 2014.

On June 22, 2015, CDEL Cayman entered into a 3-year USD/RMB Revolving Term Loan Facility with a maximum of RMB300 million facility limit with The Bank of East Asia, Limited (“BEA”) which will remain effective for three years. In order to repay the term loan from Deutsche Bank, AG, Singapore Branch borrowed by CDEL Hong Kong, CDEL Cayman drew down a loan of RMB103.6 million from BEA on June 24, 2015 under the USD/RMB Revolving Term Loan Facility. The loan between CDEL Cayman and BEA is effective from June 24, 2015 to June 24, 2016 for a period of 12 months, with an interest rate of 3.625% per annum. The term loan from Deutsche Bank, AG, Singapore Branch was repaid in full on June 24, 2015, and such bank borrowing was no longer recorded on balance sheet as of September 30, 2015. The bank borrowing from BEA was recorded as short-term liability as of September 30, 2015, as it matures within 12 months.

The new facility was secured by a term deposit of RMB103.6 million provided by Champion Technology, which was recorded as “restricted cash” on balance sheet as of September 30, 2015. The previously recorded “restricted cash” of RMB100 million had been released.

The fair value of the bank borrowing was $16,362 and $16,389 as of September 30, 2014 and 2015. The recorded value of the bank borrowing approximates its fair value, as interest rates approximates market rates. The fair value of bank borrowing is determined as present value of the debt using market interest rates. The borrowings are categorized in Level 2 of the fair value hierarchy.

12.	ORDINARY SHARES

Under the share repurchase programs approved by the Company’s board of directors on November 20, 2008 and April 29, 2011, the Company is authorized to repurchase up to US$20,000 worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time in open-market transactions on NYSE. On August 18, 2015, the Board of Directors approved a share repurchase program which authorized the Company to repurchase up to US$10,000 of its issued and outstanding ADSs during a one-year period from August 18, 2015 to August 17, 2016. During the years ended September 30, 2013, 2014 and 2015, the Company repurchased 67,100, nil and 1,137,236 ordinary shares at total considerations of US$93, US$ nil and US$3,333 respectively. Such shares were immediately canceled after the repurchase.

On March 11, 2014, the Company completed a follow-on public offering of ADSs by the Company and certain selling shareholders. Through the follow-on public offering, the Company issued and sold 6,000,000 ordinary shares, representing 1,500,000 ADSs at the price of US$21.00 per ADS. The net proceeds received by the Company, after deducting underwriting commissions and other professional service fees, amounted to US$29,088.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

13.	RESTRICTED NET ASSETS

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

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were US$23,581 and US$23,428, as of September 30, 2014 and 2015, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

14.	INCOME TAX

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

The United States

DL Education was established in the United States and is inactive in the years ended September 30, 2014 and 2015. Therefore there is no income that is subject to the U.S. federal income taxes and state income taxes.

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

Since 2008, Beijing Champion and Champion Technology qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law, and therefore, were entitled to preferential income tax rates. In October 2011 and October 2014, Beijing Champion and Champion Technology renewed the HNTE qualification, and therefore, were continually entitled to the preferential income tax rate of 15% in years 2011 through 2016. As a result, the Group applied 15% to determine the tax liabilities for these two entities.

Since 2012, Zhengbao Yucai obtained HNTE qualification and was entitled to preferential income tax rate of 15%. In December 2015, Zhengbao Yucai renewed the HNTE qualification, and therefore was continually entitled to the preferential income tax rate in years 2015 through 2017.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

14.	INCOME TAX - continued

China - continued

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK

Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that CDEL Hong Kong qualifies for the 5% withholding tax rate. CDEL Hong Kong’s deferred tax liabilities related to potential withholding tax were US$1,276 and US$1,729 as of September 30, 2014 and 2015, respectively, on the undistributed earnings from its investment in the PRC entities generated after January 1, 2008. The related income tax expenses were US$271, US$371 and US$453 for the years ended September 30, 2013, 2014 and 2015, respectively.

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2009 to 2014 remain subject to examination by the tax authorities and US$37 was reversed for the unpaid tax liability that was accrued before 2009 tax year.

Income before income taxes consisted of:

	Years ended September 30,
	2013	2014	2015
	US$	US$	US$
Non - PRC	(2,003)	(1,757)	(2,381)
PRC	19,364	29,218	32,828

	17,361	27,461	30,447

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Years ended September 30,
	2013	2014	2015
	US$	US$	US$
Current tax expense	3,107	3,988	4,798
Deferred tax expense	690	64	1,076

	3,797	4,052	5,874

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

14.	INCOME TAX - continued

China - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended September 30,
	2013	2014	2015
	US$	US$	US$
Income before taxes	17,361	27,461	30,447

Income tax expense computed at applicable tax rates of 25%	4,340	6,865	7,612
Effect of different tax rates in different jurisdictions	440	357	614
Non-deductible expenses	75	94	120
Effect of tax holidays	(1,740)	(2,888)	(3,001)
Effect of valuation allowances	194	33	59
Effect of tax rate changes	237	—	—
Withholding tax on undistributed earnings	251	373	507
Income tax reversal	—	(782)	(37)

	3,797	4,052	5,874

Effective income tax rate	21.87%	14.76%	19.29%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years ended September 30,
	2013	2014	2015
	US$	US$	US$
The aggregate amount of tax holidays	1,740	2,888	3,001

The aggregate effect on basic and diluted net income per share:
- Basic	0.01	0.02	0.02

- Diluted	0.01	0.02	0.02

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

14.	INCOME TAX - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of September 30,
	2014	2015
	US$	US$
Current deferred tax assets
Payroll payable	794	679
Accrued expenses	599	604
Allowance for doubtful accounts	546	247
Net operating loss carry-forwards	255	40

Total current deferred tax assets	2,194	1,570
Less: valuation allowance	(78)	(62)

Current deferred tax assets, net	2,116	1,508

Non-current deferred tax assets
Intangible assets	19	13
Property, plant and equipment	140	132
Net operating loss carry-forwards	314	346

Total non-current deferred tax assets	473	491
Less: valuation allowance	(268)	(337)

Non-current deferred tax assets, net	205	154

Non-current deferred tax liabilities
Intangible assets	39	15
Withholding tax on undistributed earnings	1,276	1,729

Total non-current deferred tax liabilities	1,315	1,744

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

14.	INCOME TAX - continued

China - continued

As a result of the Group’s assessment of its tax positions, the unrecognized tax benefit related to transfer price position prior to the year 2009 was recorded at US$177, US$177 and US$171 as of September 30, 2013, 2014 and 2015, respectively. The subsequent changes of the unrecognized tax benefit were due to foreign currency adjustment.

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance - September 30, 2013	177
Foreign currency adjustment	—

Balance - September 30, 2014	177
Foreign currency adjustment	(6)

Balance - September 30, 2015	171

The Group does not anticipate any significant change in unrecognized tax benefits within 12 months from September 30, 2015.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

15.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$3,910, US$5,331 and US$6,432 for the years ended September 30, 2013, 2014 and 2015, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the consolidated statements of operations as incurred. The total amounts for such employee benefits were US$2, US$2 and US$3 for the years ended September 30, 2013, 2014 and 2015, respectively.

16.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices, servers and bandwidth with initial terms of one-year or longer consisted of the following at September 30, 2015:

US$
Years ending September 30,
2016	4,796
2017	3,341
2018	1,427
2019	118
2020	98

9,780

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended September 30, 2013, 2014 and 2015, total rental expenses for all operating leases amounted to US$3,904, US$5,786 and US$6,955, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

16.	COMMITMENTS AND CONTINGENCIES - continued

Legal contingencies

The group is a party in potential claims arising in the ordinary course of business. The Group does not believe that the resolution of these matters will have a material effect on its financial position or results of operations.

Assets pledged as security for bank borrowing

As disclosed in Note 11, on June 24, 2015, CDEL Cayman entered into a loan agreement for a RMB103.6 million, approximately US$16,300, term loan facility. The facility was secured by a term deposit of RMB103.6 million provided by Champion Technology, which was recorded as “restricted cash” on the consolidated balance sheet as of September 30, 2015.

17.	SEGMENT REPORTING

The Group operates and manages its business as a single segment that includes primarily the provision of online and offline education services and selling of related products.

The revenues attributable to the different service and product groups are as follows:

	Years ended September 30,
	2013	2014	2015
	US$	US$	US$
Online education services	58,573	80,545	88,657
Books and reference materials	5,129	6,392	6,873
Offline education services	4,617	7,817	10,758
Others	3,041	2,442	1,889

	71,360	97,196	108,177

Online education services accounted for 82.1%, 82.9% and 82.0% of the Group’s total net revenue for the years ended September 30, 2013, 2014 and 2015, respectively.

Geographic disclosures:

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. The majority of the Group’s long-lived assets are located in the PRC.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

18.	NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Years ended September 30,
	2013	2014	2015
	US$	US$	US$
Numerator:
Net income	13,564	23,409	24,573
- allocated to ordinary share - basic	13,554	23,392	24,485
- allocated to nonvested restricted share - basic	10	17	88

Denominator:
Weighted average number of ordinary shares outstanding	135,174,562	139,613,967	142,720,838
Weighted average number of nonvested restricted share	103,082	102,754	512,833
Plus incremental weighted average ordinary sharesfrom assumed exercise of share options usingthe treasury stock method	1,121,589	780,483	534,319

Weighted average ordinary shares outstanding used incomputing diluted net income per share	136,399,233	140,497,204	143,767,990

Basic net income per share	0.10	0.17	0.17

Basic net income per nonvested restricted share	0.10	0.17	0.17

Diluted net income per share	0.10	0.17	0.17

Diluted net income per nonvested restricted share	0.10	0.17	0.17

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

19.	SHARE INCENTIVE PLAN

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

On November 18, 2014, the Company’s board of directors approved to grant to certain employees 2,800,000 share options for an exercise price per share at US$3.74. These options shall vest subject to a four-year vesting schedule with 25% vesting in each year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

19.	SHARE INCENTIVE PLAN - continued

Share options - continued

A summary of option activity as of September 30, 2015, and changes during the years ended September 30, 2015 are presented below:

Share option granted to employees and non-executive directors	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, September 30, 2014	484,000	US$	0.35	5.73	1,528
Granted	2,800,000	US$	3.74	9.14
Exercised	(121,024)	US$	0.15
Forfeited	(599,376)	US$	3.22

Outstanding, September 30, 2015	2,563,600	US$	3.36	8.69

Expected to vest, September 30, 2015	2,288,000	US$	3.74	9.14

Exercisable at September 30, 2015	275,600	US$	0.15	4.91	841

A summary of the activities of the share option granted to non-employees as of September 30, 2015, and changes during the year ended September 30, 2015 are presented below:

Share option granted to non-employees	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value

Outstanding, September 30, 2014	128,200	US$	0.35	3.55	405
Exercised	(2,900)	US$	0.18

Outstanding, September 30, 2015	125,300	US$	0.15	2.55	382

Exercisable at September 30, 2015	125,300	US$	0.15	2.55	382

On November 18, 2014, the Company declared a cash dividend of US$0.20 per ordinary share on its outstanding shares to shareholders as of January 6, 2015. According to the terms of the Prior and New Plan, the exercise price was duly reduced by US$0.20 for all of the outstanding options as of January 6, 2015. The change in exercise price incurred in the year ended September 30, 2015, and therefore was not reflected in the weighted-average exercise price as of September 30, 2014.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

19.	SHARE INCENTIVE PLAN - continued

Share options - continued

The total intrinsic value of options exercised during the year ended September 30, 2015 was US$317. As of September 30, 2015, the unrecognized share-based compensation cost related to share options amounted to approximately US$2,878. This compensation cost is expected to be recognized over a weighted-average vesting period of 3.14 years.

The fair value of options granted on November 18, 2014 was estimated on the date of grant using the binomial option pricing model with the following assumptions:

For the year ended September 30, 2015

Weighted average expected volatility	56%
Risk-free interest rate	2.32%
Weighted average expected dividend yield	2.79%
Weighted average fair value of the underlying ordinary shares	$3.7425 per share
Expected average exercise multiple	1.95 times

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

19.	SHARE INCENTIVE PLAN - continued

Nonvested restricted shares

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

On December 3, 2014, the Company granted 125,000 nonvested restricted shares of the Company to its directors. These shares are restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. The restriction will be removed upon the vesting of the nonvested restricted shares on the first anniversary of the issuance day. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date value of a nonvested restricted share was US$4.53, which was determined based on the closing price of the Company’s ADSs on NYSE on December 3, 2014. This grant resulted in a total share-based compensation of USD$566, which was recognized ratably over the requisite service period of one year.

On January 12, 2015, the Company granted 542,372 nonvested restricted shares. These nonvested restricted shares are subject to a four-year vesting period with 25% vesting on the first anniversary of the issuance date and the remaining 75% vesting in six substantially equal semi-annual installments. Before the removal of restriction on the transferability, the holder of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date value of a nonvested restricted share was US$3.6875, which was determined based the closing price of the Company’s ASDs on NYSE on January 12, 2015. This grant resulted in a total share-based compensation of USD$2,000, to be recognized ratably over the requisite service period of four years.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

19.	SHARE INCENTIVE PLAN - continued

Nonvested restricted shares - continued

A summary of the nonvested restricted shares activity is as follows:

	Number of Nonvested restricted shares outstanding	Weight average grant-date fair value	Aggregated intrinsic value
	US$
Nonvested restricted shares outstanding at September 30, 2014	125,000	4.58	$438
Granted	667,372	3.85
Vested	(125,000)	4.58

Nonvested restricted shares outstanding at September 30, 2015	667,372	3.85	$2,132

Nonvested restricted shares expected to vest at September 30, 2015	667,372	3.85	$2,132

The total fair value of nonvested restricted shares vested during the years ended September 30, 2013, 2014 and 2015 were $122, $153 and $573, respectively. The Company recorded share-based compensation expenses of $250, $503 and $921 for the years ended September 30, 2013, 2014 and 2015, respectively. As of September 30, 2015, there was $1,615 of share-based compensation related to nonvested shares that is expected to be recognized over a weighted average period of 3.1 years.

Share-based compensation expense

Total share-based compensation expense of share-based awards granted to employees, non-employees and non-executive directors recognized for the years ended September 30, 2013, 2014 and 2015 are as follows:

	As of September 30,
	2013	2014	2015
	US$	US$	US$
Cost of services	56	—	143
General and administrative expenses	522	503	1,566
Selling expenses	47	—	74

	625	503	1,783

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

20.	CASH DIVIDEND

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

On November 18, 2014, the Company approved and declared a cash dividend of US$0.20 per ordinary share on its total 142,878,373 outstanding shares as of the close of trading on January 6, 2015, resulting in payments totaling US$28,199 to shareholders. Such dividend was recorded as a reduction against retained earnings to the extent of the balance as of November 18, 2014 retained by the Company’s wholly owned subsidiaries in the PRC and then as a reduction against additional paid-in capital for the remainder.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

21.	SUBSEQUENT EVENTS

On November 11, 2015, the Company approved and declared a cash dividend of US$0.225 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on January 6, 2016. Holders of ADS, each representing four ordinary shares of CDEL, are accordingly entitled to the cash dividend of $0.90 per ADS. The depository, Deutsche Bank Trust Company Americas, will charge a fee of $0.02 per ADS when the dividends are distributed on or about January 13, 2016.

On November 11, 2015, the Board of Directors approved an increase to the share repurchase authorization of an additional $10,000 to a total of $20,000.

The Group is in the process to submit its application of Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”), an original 100% owned subsidiary of the consolidated VIE of the Group, for listing on the National Equities Exchange and Quotations, an emerging over-the-counter market in China. To facilitate the proposed listing, the 99.73% equity interest of Zhengbao Yucai owned by Beijing Champion Hi-Tech Co., Ltd., was transferred to Beijing Champion Distance Education Technology Co., Ltd., in October 2015. The rest 0.27% equity interest of Zhengbao Yucai was owned by Beijing Champion Wangge Education Technology Co., Ltd, a wholly owned subsidiary of Beijing Champion Hi-Tech Co., Ltd. The transfer is a transaction under common control as both are entities consolidated by the Group. In January 2016, Zhengbao Yucai issued new shares to selected directors, officers and employees, and as a result, the equity interest of the Group in Zhengbao Yucai reduced to 60.1%. The net proceeds received by Zhengbao Yucai amounted to RMB 31.7 million ($4,993).

In December 2015, the Group incorporated Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., (“Zhongxi Healthcare Education”), in the PRC. Also in December 2015, a series of contractual arrangements was signed among Zhongxi Healthcare Education, Beijing Champion Healthcare Education Technology Co., Ltd (“Champion Healthcare Education”), a private company domiciled in the PRC owned by Zhengdong Zhu and Baohong Yin, and the shareholders of Champion Healthcare Education. These contractual arrangements include an exclusive business cooperation agreement, an equity pledge agreement, an exclusive option agreement, the powers of attorney and letter of undertaking. The purpose of this arrangement is to facilitate further development of healthcare education related services and products.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	As of September 30,
	2014	2015
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	11,740	9,453
Prepayment and other current assets	304	280
Amount due from subsidiaries	2,707	3,889

Total current assets	14,751	13,622

Non-current assets
Investment in subsidiaries	86,976	110,401

Total non-current assets	86,976	110,401

Total assets	101,727	124,023

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other liabilities	185	296
Amount due to subsidiaries	3,132	16,451
Bank borrowing	—	16,467

Total current liabilities	3,317	33,214

Total liabilities	3,317	33,214

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2014 and 2015; Authorized – 500,000,000 and 500,000,000 shares at September 30, 2014 and 2015; Issued and outstanding – 142,752,873 and 142,406,933 shares at September 30, 2014 and 2015, respectively)	14	14
Additional paid-in capital	77,270	55,598
Accumulated other comprehensive income	6,220	2,735
Retained earnings	14,906	32,462

Total equity	98,410	90,809

Total liabilities and equity	101,727	124,023

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share data and per share data)

	For the years ended September 30,
	2013	2014	2015
	US$	US$	US$
Cost of revenues	(56)	—	(143)
Selling expenses	(47)	—	(74)
General and administrative expenses	(1,556)	(1,378)	(2,540)

Operating loss	(1,659)	(1,378)	(2,757)
Equity in income of subsidiaries and variable interest entities	15,215	24,627	26,910
Interest income	8	160	31
Interest expense	—	—	(178)
Exchange gain	—	—	567

Net income	13,564	23,409	24,573

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands, except share data and per share data)

	Years ended September 30,
	2013	2014	2015
	US$	US$	US$
Net income	13,564	23,409	24,573
Other comprehensive (loss) income:
Foreign currency translation adjustment	1,373	(75)	(3,485)

Total comprehensive income	14,937	23,334	21,088

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENT OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings/ (Cumulative deficits)	Total equity
		US$	US$	US$	US$	US$
Balance as of September 30, 2012	134,386,849	13	61,777	4,922	(2,095)	64,617
Net income for the year	—	—	—	—	13,564	13,564
Foreign currency translation adjustments	—	—	—	1,373	—	1,373
Repurchase of ordinary shares	(67,100)	—	(93)	—	—	(93)
Options exercised	987,392	1	602	—	—	603
Stock-based compensation expense (Note 19)	225,000	—	625	—	—	625
Dividends (Note 20)	—	—	(16,056)	—	—	(16,056)
Loan to optionees in connection with exercise of options	—	—	(113)	—	—	(113)

Balance as of September 30, 2013	135,532,141	14	46,742	6,295	11,469	64,520
Net income for the year	—	—	—	—	23,409	23,409
Foreign currency translation adjustments	—	—	—	(75)	—	(75)
Repurchase of ordinary shares	—	—	—	—	—	—
Issuance of new ordinary shares (Note 12)	6,000,000	—	29,088	—	—	29,088
Options exercised	1,095,732	—	491	—	—	491
Stock-based compensation expense (Note 19)	125,000	—	503	—	—	503
Dividends (Note 20)	—	—	(286)	—	(19,972)	(20,258)
Repayment of loan to optionees in connectionwith exercise of options	—	—	732	—	—	732

Balance as of September 30, 2014	142,752,873	14	77,270	6,220	14,906	98,410
Net income for the year	—	—	—	—	24,573	24,573
Foreign currency translation adjustments	—	—	—	(3,485)	—	(3,485)
Repurchase of ordinary shares	(1,137,236)	—	(3,333)	—	—	(3,333)
Options exercised	123,924	—	18	—	—	18
Stock-based compensation expense (Note 19)	667,372	—	1,783	—	—	1,783
Dividends (Note 20)	—	—	(21,182)	—	(7,017)	(28,199)
Repayment of loan to optionees in connectionwith exercise of options	—	—	1,042	—	—	1,042

Balance as of September 30, 2015	142,406,933	14	55,598	2,735	32,462	90,809

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	For the years ended September 30,
	2013	2014	2015
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	13,564	23,409	24,573
Adjustments to reconcile net incometo net cash used in operating activities:
Equity in profit of subsidiaries and variable interest entities	(15,215)	(24,627)	(26,910)
Share-based compensation	625	503	1,783
Increase (decrease) in accrued expenses and other liabilities	650	(624)	111
(Increase) decrease in amounts due from subsidiaries	6,262	(65)	(1,182)
Decrease (increase) in prepayments and other assets	15	(26)	24
Increase in amounts due to a subsidiary	93	784	13,319
Increase in short-term borrowing	—	—	16,467

Net cash generated in operating activities	5,994	(646)	28,185

Repurchase of ordinary shares	(93)	—	(3,333)
Proceeds from share options exercised by employees	603	491	18
Loan to optionees in connection with exercise of options	(408)	(510)	—
Repayment of loan to optioneesin connection with exercise of options	295	1,242	1,042
Issuance of new shares	—	29,088	—
Dividends paid to shareholders	(16,056)	(20,258)	(28,199)

Net cash used in financing activities	(15,659)	10,053	(30,472)
Net (decrease) increase in cash and cash equivalents	(9,665)	9,407	(2,287)
Cash and cash equivalents at beginning of the year	11,998	2,333	11,740

Cash and cash equivalents and end of the year	2,333	11,740	9,453

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

1.	BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIE. The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries, VIE and VIE’s subsidiaries were over the 25% of the consolidated net assets of the Group as of September 30, 2015.

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

The Parent Company carried the investments in subsidiaries and VIE at $86,976 and $110,401 at September 30, 2014 and 2015, respectively.

The Parent Company’s share of equity in income in subsidiaries and the VIE recognized in years ended September 30, 2013, 2014 and 2015 was $15,215, $24,627and $26,910, respectively.