Form 20-F
period 2016-09-30
China Distance Education Holdings LTD
filed 2017-01-25
CIK 1438644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2016

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 131,729,773 ordinary shares.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended September 30;

•	“we,” “us,” “our company,” “our,” and “CDEL” refer to China Distance Education Holdings Limited and its subsidiaries and PRC affiliated entity, Beijing Champion Hi-Tech Co., Ltd., or Beijing Champion, and its subsidiaries, and Beijing Champion Healthcare Education Technology Co., Ltd., or Champion Healthcare Education, as the context requires;

•	“Zhengbao Yucai” refers to Beijing Zhengbao Yucai Education Technology Company Limited by Shares.

•	“course enrollment” for a period refers to the cumulative total number of fee-based courses enrolled in by our course participants during such period, counting each and every course enrolled in by a single student as one course enrollment;

•	“China,” “Chinese” and “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	all references to “Renminbi” or “RMB” are to the legal currency of China, and all references to “U.S. dollar,” “dollar,” “$” or “US$” are to the legal currency of the United States; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended September 30, 2014, 2015 and 2016 and audited consolidated balance sheet data as of September 30, 2015 and 2016.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and growth strategies;

•	our future prospects and market acceptance of our courses and other products and services;

•	our future business development and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	projected enrollment numbers;

•	our plans to expand and enhance our courses and other products and services;

•	the anticipated benefits of listing and planned share issuance of Zhengbao Yucai on the New Third Board;

•	the anticipated benefits of acquisition of Xiamen NetinNet Software Co., Ltd , or Xiamen NetinNet, and other investments;

•	competition in the education and test preparation markets; and

•	Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated statements of operations data for the fiscal years ended September 30, 2014, 2015 and 2016 and the selected consolidated balance sheets data as of September 30, 2015 and 2016 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended September 30, 2012 and 2013 and the selected consolidated balance sheets data as of September 30, 2012, 2013 and 2014, are derived from our audited consolidated financial statements, which are not included in this annual report. The following information should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Years Ended September 30,
	2012	2013	2014	2015	2016
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	40,281	58,573	80,545	88,657	93,923
Books and reference materials	4,438	5,129	6,392	6,873	8,067
Others	7,383	7,658	10,259	12,647	15,558
Total net revenues	52,102	71,360	97,196	108,177	117,548
Cost of sales:
Cost of services and others(5)	(20,494)	(27,073)	(35,187)	(41,043)	(43,796)
Cost of tangible goods sold	(2,587)	(2,844)	(4,616)	(3,300)	(4,538)
Total cost of sales	(23,081)	(29,917)	(39,803)	(44,343)	(48,334)
Gross profit	29,021	41,443	57,393	63,834	69,214
Operating expenses:
Selling expenses (5)	(11,337)	(15,673)	(21,445)	(24,186)	(24,517)
General and administrative expenses (5)	(8,248)	(9,806)	(11,645)	(13,211)	(16,778)
Total operating expenses	(19,585)	(25,479)	(33,090)	(37,397)	(41,295)
Other operating income	58	59	253	224	806
Operating income	9,494	16,023	24,556	26,661	28,725
Interest income (expense), net	1,119	1,415	2,673	3,049	1,465
Exchange gain (loss)	(40)	(77)	232	737	2,462
Income before income taxes	10,573	17,361	27,461	30,447	32,652
Less: Income tax expense	(2,600)	(3,797)	(4,052)	(5,874)	(6,150)
Loss from equity method investment	—	—	—	—	(91)
Net income from continuing operations	7,973	13,564	23,409	24,573	26,411
Less: Net income of continuing operations attributable to noncontrolling interest	—	—	—	—	121
Net income from continuing operations attributable to China Distance Education Holdings Limited	7,973	13,564	23,409	24,573	26,290
Net income from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	236	—	—	—	—
Net income attributable to China Distance Education Holdings Limited	8,209	13,564	23,409	24,573	26,290
Net income per ordinary share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.06	0.10	0.17	0.17	0.19
Basic from discontinued operations	0.00	—	—	—	—
Basic	0.06	0.10	0.17	0.17	0.19
Diluted from continuing operations	0.06	0.10	0.17	0.17	0.19
Diluted from discontinued operations	0.00	—	—	—	—
Diluted	0.06	0.10	0.17	0.17	0.19
Dividends declared per share	0.12	0.12	0.15	0.20	0.225

	Years Ended September 30,
	2012	2013	2014	2015	2016
	(In thousands of $, except share, per share and per ADS data)
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders (1)
Basic from continuing operations	0.24	0.40	0.67	0.69	0.77
Basic from discontinued operations	0.01	—	—	—	—
Basic	0.25	0.40	0.67	0.69	0.77
Diluted from continuing operations	0.24	0.40	0.67	0.68	0.76
Diluted from discontinued operations	0.01	—	—	—	—
Diluted	0.25	0.40	0.67	0.68	0.76
Weighted average shares used in calculating net income per share:
Basic	133,996,737	135,174,562	139,613,967	142,720,838	136,497,929
Diluted	134,363,108	136,399,233	140,497,204	143,767,990	138,465,944
Other Consolidated Financial Data from Continuing Operations:
Gross Margin (2)	55.7%	58.1%	59.0%	59.0%	58.9%
Operating Margin (3)	18.2%	22.5%	25.3%	24.6%	24.4%
Net Margin (4)	15.3%	19.0%	24.1%	22.7%	22.4%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents operating income as a percentage of net revenues.
(4)	Net margin represents net income from continuing operations as a percentage of net revenues.
(5)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	Years Ended September 30,
	2012	2013	2014	2015	2016
	(in thousands of $)
Cost of services and others	37	56	—	143	162
Selling expenses	16	47	—	74	84
General and administrative expenses	88	522	503	1,566	1,769
Total share-based compensation expenses	141	625	503	1,783	2,015

	As of September 30,
	2012	2013	2014	2015	2016
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	49,723	71,919	118,075	117,899	53,677
Term deposits	7,956	817	5,702	4,720	—
Restricted cash	6	6	16,637	16,312	15,547
Short-term investments	—	—	—	—	1,278
Total assets	89,986	105,994	171,629	174,120	148,920
Bank borrowing	—	—	16,583	16,467	15,551
Deferred revenue	9,450	17,143	23,423	29,563	36,332
Refundable fees	3,524	4,300	5,199	5,245	862
Total liabilities	25,369	41,474	73,219	83,311	92,448
Total China Distance Education Holdings Limited shareholders’ equity	64,617	64,520	98,410	90,809	45,236
Total noncontrolling interest	—	—	—	—	11,236
Total liabilities and equity	89,986	105,994	171,629	174,120	148,920
Ordinary shares	13	14	14	14	13

Exchange Rate Information

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the Federal Reserve Bank of New York. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB6.6685 to $1.00, the noon buying rate in effect as of September 30, 2016. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On January 13, 2017, the noon buying rate was RMB6.8985 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Renminbi per U.S. dollars Noon Buying Rate
	Average (1)	Low	High	Period End
Fiscal year ended September 30, 2012	6.3376	6.3879	6.2790	6.2848
Fiscal year ended September 30, 2013	6.1857	6.2877	6.1123	6.1200
Fiscal year ended September 30, 2014	6.1479	6.2591	6.0402	6.1380
Fiscal year ended September 30, 2015	6.2231	6.4122	6.1107	6.3556
Fiscal year ended September 30, 2016	6.5369	6.6766	6.3180	6.6685
Most recent six months
August 2016	6.6466	6.6778	6.6239	6.6776
September 2016	6.6702	6.6790	6.6600	6.6685
October 2016	6.7303	6.7819	6.6685	6.7735
November 2016	6.8402	6.9195	6.7534	6.8837
December 2016	6.9198	6.9580	6.8771	6.9430
January 2017 (through January 13, 2017)	6.9190	6.9575	6.8870	6.8985

Source: Federal Reserve Bank of New York and U.S. Federal Reserve

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

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

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the healthcare, engineering & construction, and other industries, as well as other forms of online and offline education. In addition to regular classes, we have also introduced, in the past few years, “elite” classes and “premium” classes within some of our most popular course offerings to better serve the needs of high-end course participants. The profitability of the elite and premium classes may be subject to risks given that the course participants enjoy refund or discount privileges if certain pre-agreed conditions are met. We also offer business start-up training courses, which are subsidized by the PRC government, the profitability of which may be subject to risks given that the subsidy we are entitled to receive from the government in certain provinces and cities may be reduced if certain stipulated conditions in the government’s subsidy policies are not met. In May, 2015, we launched our College Cooperation Program, which enables us to expand our industry-leading accounting educational content and services to college and university students, in partnership with colleges and universities. Our acquisition of Xiamen NetinNet in May 2016 further complements our suite of learning solutions for the growing College Cooperation Program, and enables us to offer comprehensive simulation-based learning content to college students to master critical accounting skills. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

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

We provide online professional education and test preparation courses relating to the accounting, healthcare, engineering & construction, and other industries. In addition, we also provide online professional continuing education courses relating to the accounting, healthcare, engineering & construction and other industries. We have obtained approval and exclusive rights to offer self-taught study process monitoring programs in certain provinces and cities, to allow learners to earn up to 30% of the credits they need to obtain post-secondary self-taught education degrees. If there is any material change to the perceived difficulty, requirements or formats of examinations, courses and continuing education in our course offerings, and we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, the demand for, and relevance of, our courses and training materials may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

In addition, if competent government authorities decide to cancel certain professional qualifications or certificates, our business relating to the relevant course offerings would be materially and adversely affected. For example, the PRC State Council promulgated a decision in August 2014, pursuant to which various professional qualifications or certificates, including the Registered Tax Agent, or RTA, and Certified Asset Appraiser Qualification, were cancelled or replaced with a qualification evaluation system administered by the State Council. As a result, the number of our course enrollments and, therefore, revenues generated from our course offerings for these professional qualifications or certificates were adversely affected in the fiscal year ended September 30, 2015. In November 2015, the RTA Qualification Exam was officially changed to the Tax Agent Qualification Exam and was held at the end of February 2016, and will be held during November of each year thereafter. Starting from late November of 2016, the Department of Finance in certain provinces and cities has suspended the Accounting Certificate Examination due to the proposed changes to the related examination policy. Such suspension may adversely impact our revenue in fiscal year 2017. In December 2016, the State Council further cancelled 114 professional licenses. If the PRC government further cancels more professional licenses that impact our course offerings or strategic priorities or there are any material changes in the professional qualification licensing and identification in our course offerings, and we are unable to address these changes in a timely manner, our revenue generated from related course offerings may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

Our business could be adversely affected if there are changes in the timing of release of examination policies.

We provide online test preparation courses for participants of professional qualification examinations. The preparation period for the examination participants may vary over the years due to changes in the timing of release of the related examination policies. For instance, in July 2016, the examination policy of the National Pharmacist Qualification Examination was released almost one month later than the release date in 2015. With the examination date remaining unchanged, the preparation period for participants in the National Pharmacist Qualification Examination was shortened from four months in 2015 to three months in 2016. As a result, the number of enrollments, and therefore, our revenue generated from the related course offerings were adversely affected. If there are any other or more material changes in the timing of release of examination policies in our course offerings, which result in shorter preparation periods for examination participants, the demand for related course offerings may be adversely affected, and our financial condition and results of operations could be adversely impacted.

Changes in the government authorities’ subsidy policy with respect to our business start-up training courses could adversely affect our financial condition and results of operations.

We provide business start-up training courses, which are sponsored by government authorities, to university students and job seekers using materials prepared in accordance with requirements of the relevant government authorities in various provinces and cities. We do not charge fees to course participants enrolled in our business start-up training courses; instead, we receive payments from the relevant government authorities for courses provided. Our net revenue generated from such courses is conditioned on our ability to meet the government stipulated conditions under the subsidy policies, which are determined by the government authorities’ assessment of the passage rate of our course participants’ business proposals as evaluated by such authorities, as well as the business start-up rate and employment rate of our course participants. If there are any material changes to the government subsidy policy, and we are unable to meet the newly stipulated conditions or to address these changes in a timely manner, our revenue generated from this course offering may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

Our business is dependent on our lecturers comprised primarily of academics and experienced practitioners within their respective industries who are typically engaged on a part-time contractual basis.

The vast majority of our lecturers are academics from post-secondary educational institutions and experienced practitioners within their respective industries in China who typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. The popularity and effectiveness of our courses depend, in part, on the teaching ability of these lecturers and their reputation as skilled lecturers. Consequently, our reputation and operating results could be adversely affected if we fail to attract qualified lecturers or to maintain or improve the quality of our lectures. For example, if our lecturers fail to deliver quality lectures as a result of inadequate devotion of their time and energy to our courses or for other reasons, our business may be adversely affected. In addition, as the online education industry grows and matures, we may face increasing competition from our competitors for lecturers with good reputations and effective teaching skills, and on whom we rely for delivering quality services and to maintain and promote our leading market position. Additionally, our lecturers may join our competitors or set up competing businesses after they discontinue their relationship with us, which could further adversely affect our operating results. Furthermore, China has promulgated certain regulations in November 2016 prohibiting post-secondary teachers from engaging in part-time jobs without approval from their employers and prohibiting public school teachers working in primary and secondary education institutions from engaging in part-time jobs to provide tutoring services. If our lecturers choose to, or are forced to, discontinue their relationship with us to comply with the relevant regulations, we will need to seek new lecturers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all.

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

As of December 31, 2016, our co-founder and chief executive officer, Mr. Zhu, beneficially owned 53,139,889 ordinary shares or approximately 40.34% of our outstanding ordinary shares. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of most corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Mr. Zhengdong Zhu, our chairman and chief executive officer, will beneficially own a significant percentage of interest in Zhengbao Yucai after the consummation of the share issuance plan of Zhengbao Yucai and, as a result, he has significantly greater influence over Zhengbao Yucai and its corporate actions relative to us and his interests may not be aligned with our interests.

In December 2016, Zhengbao Yucai announced a revised share issuance plan on the New Third Board. Under the revised plan, Zhengbao Yucai plans to issue no more than 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance. Immediately following the share issuance, our equity interest in Zhengbao Yucai will be reduced from 60.1% to 35.8%. Mr. Zhengdong Zhu, our chairman and CEO, will subscribe for 63.8% of such total shares to be issued, as a result of which Mr. Zhengdong Zhu will beneficially hold 38.4% equity interest in Zhengbao Yucai and thus have greater influence over Zhengbao Yucai. Mr. Zhu may have significant influence in determining the outcome of most corporate transactions or other matters submitted to shareholders of Zhengbao Yucai for approval, including mergers, consolidations and the sale of all or substantially all of its assets, election of directors and other significant corporate actions.

The interests of Mr. Zhu as a shareholder of Zhengbao Yucai may not align with our interests. Although Mr. Zhu has entered into an acting-in-concert agreement with one of our wholly-owned subsidiaries, requiring him to vote his shares as to key matters submitted to the shareholders of Zhengbao Yucai for approval in accordance with the instructions of such subsidiary, we cannot assure you that when conflicts arise, Mr. Zhu will act in our best interests or that conflicts will be resolved in our favor.

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

We have experienced and expect to continue to experience seasonality in revenues primarily due to seasonal changes in course enrollments and the timing of various exams. As the majority of our course participants take non-refundable courses relating to the main professional exams, which are typically held in May, September and October, we typically experience higher revenues in the second half of each fiscal year. With respect to our refundable courses, which also primarily relate to the main professional exams, we typically experience higher revenues in the first half of each fiscal year. Additionally, as the majority of our course participants for professional continuing education courses take such courses in the second half of the calendar year, we typically experience higher revenues during the quarters ending September 30 and December 31 of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. Furthermore, our revenues may be significantly affected by the timing of various exams. For example, the 2015 CPA Qualification Exam, which was originally held in September, was postponed to October 2015. As a result, deferred revenue relating to such exam was not fully recognized in fiscal year 2015, but was recognized over a longer period of time through October 2015. In addition, as the mix of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become even more pronounced. For more details, see “Item 4.B. Business Overview — Seasonality.”

Higher labor costs, inflation and implementation of stricter labor laws in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of social development and increasing inflation in China. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0% and 1.4% in 2014 and 2015, respectively. The average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our course participants by increasing prices for our services or improving the utilization of our teachers and our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigations, our business and profitability may be adversely affected.

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

Failure of information security and privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

The internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. We transmit and store over our systems confidential and private information of our course participants such as personal information, including names, user IDs and passwords, telephone numbers and correspondence addresses, and payment or transaction related information, and for participants in continuing education, ID number as well.

We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our course participants, which is also essential to maintain their confidence in our online products and services. We have deployed hardware-software combined measures to protect information security. However, advances in technology, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in a compromise or breach of the measures that we use. On December 28, 2012, the Standing Committee of the National People’s Congress (“SCNPC”) promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the Internet. The Information Protection Decision provides that the Internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. In addition, the Internet content providers can collect and use the user’s personal information only with the consent of users and only within the scope of such consent. On July 16, 2013, China’s Ministry of Industry and Information Technology, or MIIT, promulgated the Provisions on the Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as the information that can be used individually or in combination with other information to identify the users, including but not limited to the name, birth date, ID No., address, telephone number and account number and the information about when and where the user uses such telecommunication and internet service. However, the effect of these laws on curbing hacking and other illegal online activities still remains to be seen. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our course participants, subject us to penalties imposed by administrative authorities, and disrupt our operations. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

Furthermore, course participants and others may have concerns about whether our products, services or processes could compromise the privacy of users and others. Concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, and any negative publicity on our information safety or privacy protection mechanism and policy, even if unfounded, could damage our reputation and brand and adversely affect our business and results of operations.

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

We adopted our Share Incentive Plan in April 2008, or the Prior Plan, under which we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2016. We adopted in July 2008, and amended and restated in February 2009 and May 2012, respectively, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 23,642,518 ordinary shares as of September 30, 2016, plus an automatic annual adjustment. Pursuant to the New Plan, we had granted options for the purchase of a total of 5,962,500 ordinary shares, and issued 1,299,515 restricted shares, to selected directors, officers and employees as of September 30, 2016. In addition, we have reduced the exercise price of certain options under our Prior and New Plans in the past. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plan.” In connection with the share options we granted and restricted shares we issued, we incurred $0.5 million, $1.8 million and $2.0 million of share-based compensation expenses in the fiscal years ended September 30, 2014, 2015 and 2016, respectively. The expenses associated with options granted and restricted shares issued under the share incentive plans may continue to impact our future results of operations. In addition, if we grant additional options, restricted shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders.

We may need additional capital but may not be able to obtain it on acceptable terms or at all.

We believe that our current cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in normal course of business for at least the next 12 months. We do, however, expect to spend money on the further development of our “Chinaacc” and “med66.com” brands and other brands in the disciplines for which we offer courses, and strategic acquisition and investment opportunities.

In addition, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include, for example, mergers and acquisitions, our sales performance, ability to control costs and expenses, and choice of financing arrangements. Any changes in the significant factors affecting our revenues from education services may cause material fluctuations in our cash generated from operations. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Overview — Specific Factors Affecting Our Results of Operations” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or customer prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. In addition, convertible debt securities would incur significant interest expense. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of companies which primarily provide online professional education and test preparation courses;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in Internet, educational services and professional training services companies;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

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

We have historically complemented our organic growth through the selective acquisition of complementary businesses, assets, products or technology, or the formation of joint ventures, and we may continue to do so in the future. In May 2016, we acquired 80% equity interest in Xiamen NetinNet in consideration of $32.7 million (RMB212 million), which complements our suite of learning solutions for our growing College Cooperation Program, and enables us to offer comprehensive simulation-based learning content to college students to master critical accounting skills. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. Consummation of acquisitions and the subsequent integration of new assets and businesses into our own could also be costly and require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect and may even result in us suffering losses. Moreover, completions of acquisitions are typically subject to various approval processes. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay. Furthermore, acquisitions or joint ventures could result in the use of substantial amounts of cash, potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, the incurrence of significant goodwill, intangible assets and other long-term assets impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

The listing and planned share issuance of Zhengbao Yucai, on a stock exchange in China may not provide the benefits we anticipate, and the listing could negatively impact holders of our ADSs.

To further enhance our brand and visibility within the China market, and gain the opportunity to raise capital from the Chinese capital markets to fund future growth, we listed Zhengbao Yucai’s shares on the National Equities Exchange and Quotations, an emerging over-the-counter market in China (the “New Third Board”) in June 2016. In December 2016, Zhengbao Yucai announced a revised share issuance plan on the New Third Board. Under the revised plan, Zhengbao Yucai will issue no more than 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance.

The listing and planned share issuance of Zhengbao Yucai on the New Third Board may not realize the anticipated benefits of such listing or issuance, and Zhengbao Yucai’s operation as a listed company may result in distraction of CDEL management. Even if Zhengbao Yucai remains our consolidated entity after the listing and the consummation of share issuance plan, the ownership interest of our ADS holders in the earnings of Zhengbao Yucai’s operations could be further diluted, depending on the amount of funds raised, the returns on those funds and the manner in which those funds are raised (debt or equity). In addition, volatility in the trading price of our ADSs may increase due to events more specifically impacting Zhengbao Yucai’s share trading price and operations.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), has adopted rules requiring every public company to include a report from management on the effectiveness of such companies’ internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to our annual report on Form 20-F for the fiscal year ended September 30, 2016.

Our management has concluded that our internal control over financial reporting was effective as of September 30, 2016. Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of September 30, 2016. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Because we are a Cayman Islands company and we hold the equity interests of our PRC subsidiaries indirectly through China Distance Education Limited, a Hong Kong company, or CDEL Hong Kong and China Healthcare Education Limited, a Hong Kong company, or China Healthcare Education, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among CDEL Hong Kong, our three PRC subsidiaries, Beijing Champion Distance Education Technology Co., Ltd., or Champion Technology, Beijing Champion Education Technology Co., Ltd., or Champion Education Technology and Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., or Zhongxi Healthcare Education, our affiliated PRC entities, Beijing Champion and Champion Healthcare Education, and their respective shareholders. Each of Beijing Champion and Champion Healthcare Education is a PRC limited liability company 79% owned by Zhengdong Zhu, our chairman and chief executive officer and a major shareholder, and 21% owned by Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. Beijing Champion holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of MIIT, which allows Beijing Champion to provide Internet content distribution services. Each of Beijing Caikaowang Company Limited, or Caikaowang, and Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge, holds an ICP license issued by the Beijing Telecommunications Administration Bureau. In addition, Beijing Champion holds a Permit of Internet Cultural Activities issued by the Beijing Municipal Bureau of Culture, which permits Beijing Champion to engage in production and dissemination of musical and entertainment products and animated products through the Internet. The ICP licenses and other approvals held by Beijing Champion and its subsidiaries are essential to the operation of our business.

As a result of these contractual arrangements, we control Beijing Champion and its subsidiaries, and Champion Healthcare Education, and accordingly, under U.S. GAAP, we consolidate their operating results in our financial statements. Champion Healthcare Education has not conducted any business since its incorporation. For a description of these contractual arrangements, see “Item 4.C. Information on the Company — Organizational Structure.”

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

In addition, these contractual arrangements, including the Technical Support and Consultancy Services Agreement, Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Exclusive Purchase Rights Agreement, Tri-party Agreement re VIE Structure and Exclusive Option Agreement, and the related Powers of Attorney and Letter of Undertaking, are governed by PRC law, and most of these agreements (excluding the Powers of Attorney) provide for the resolution of disputes through arbitration before the China International Economic and Trade Arbitration Center, or CIETAC, in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these arrangements would be resolved through arbitration before CIETAC or, in the case of disputes arising from the Powers of Attorney or Letter of Undertaking, through litigation in the PRC, in each case in accordance with PRC legal procedures. Furthermore, although CIETAC may award the same type of relief to the prevailing party in an arbitration proceeding as that granted by a court in a civil action, CIETAC does not have the authority to enforce arbitral awards. In the event that we prevail in an arbitration proceeding before CIETAC, we may nevertheless have to apply to a PRC court for the enforcement of the arbitral award relating to the contractual arrangements. The legal environment in the PRC may not be as developed as in some other jurisdictions, such as the United States. See “—General Risks Relating to Conducting Business in China —The PRC legal system embodies uncertainties that could limit the legal protections available to you and us”. As a result, although the enforceability of the contractual arrangements may not be affected, the manner of enforcement may be unclear. In the event that we are unable to enforce these contractual arrangements to the fullest extent, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business would be materially and adversely affected.

Pursuant to the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, Mr. Zhengdong Zhu and Ms. Baohong Yin agree to pledge their equity interests in Beijing Champion to us to secure Beijing Champion’s performance of its obligations under the relevant contractual arrangements. Pursuant to the Equity Pledge Agreement entered into by Zhongxi Healthcare Education and Mr. Zhengdong Zhu and Ms. Baohong Yin, Mr. Zhengdong Zhu and Ms. Baohong Yin agree to pledge their equity interests in Champion Healthcare Education to us to secure Champion Healthcare Education’s performance of its obligations under the relevant contractual arrangements. The equity pledges under the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, and the equity pledges under the Equity Pledge Agreement entered into by Zhongxi Healthcare Education and Mr. Zhengdong Zhu and Ms. Baohong Yin are in the process of being registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Beijing Champion or Champion Healthcare Education or their shareholders fail to perform their respective obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of Beijing Champion or Champion Healthcare Education, as applicable, in an auction or private sale and remit the proceeds to us, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Beijing Champion or Champion Healthcare Education, as applicable.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among us, our subsidiaries, subsidiaries of Beijing Champion, Beijing Champion and Champion Healthcare Education do not reflect an arm’s length price and adjust the income of them by means of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the service recipients, which could in turn increase their respective tax liabilities without reducing tax expenses of the service providers. In addition, the PRC tax authorities may impose late payment fees and other penalties on the service recipients for underpayment of taxes. Our consolidated net income may be materially and adversely affected if the service recipients’ tax liabilities increase or if any of them is found to be subject to late payment fees or other penalties.

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

On July 5, 2013, the People’s Bank of China (“PBOC”) circulated the “Notice of the People’s Bank of China on Simplifying the Procedures for Cross-border Renminbi Business Processes and Improving the Relevant Policies” (“Notice 168”), which improves the efficiency of cross-border Renminbi settlement and facilitates banking financial institutions and enterprises to conduct the cross-border settlement in Renminbi. Under Notice 168, the non-financial institutions within the territory of China may apply to the domestic banks for Renminbi overseas lending settlement business. The non-financial institutions within the territory of China that develop Renminbi overseas lending business shall, according to the Administrative Measures on Renminbi Bank Settlement Accounts (Order of PBOC 2003 No. 5 Released) and other regulations on bank settlement accounts management, apply to the domestic banks to open Renminbi special deposit accounts which will be used for Renminbi overseas lending. The Renminbi overseas loans must be recovered in Renminbi through the Renminbi special deposit account from which the loans are remitted, and the returned amount shall not exceed the aggregate principal, interest, domestic income tax, relevant fees and other reasonable income. In light of the recent Renminbi depreciation, it is possible that PBOC may tighten its control over cross-border Renminbi settlement in the future, which may materially and adversely affect our ability to make outbound investments or acquisitions, pay dividends, and otherwise fund other cross-border transactions.

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

The Internet industry in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. Each of our affiliated entities including Beijing Champion, Caikaowang, and Champion Wangge is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. Our affiliated entities have obtained primary approvals including an ICP license or filings for our 25 websites. These licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Our affiliated entities, however, may be required to obtain additional licenses, such as an Online Publishing Services License for engaging in online publishing service, an Internet News Information Services Provision Approval for engaging in distribution of news through the Internet and a Talents Intermediary Service License for providing information network talents intermediary service, some of which may be difficult or time-consuming for us to obtain. If any of our affiliated entities fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

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

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, and the MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and was revised on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SAPPRFT or its local counterparts or completing the relevant registration with SAPPRFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SAPPRFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SAPPRFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SAPPRFT promulgated a notice regarding the issues of management of Internet Audio-Video Program Services License, which provides that the application for re-registration of the Internet Audio-Video Program Services License shall be closed on December 20, 2009. On June 10, 2015, SAPPRFT issued a notice to solicit public opinions on the Administrative Measures for the Dissemination of Audio video Programs via the Internet and Other Information Networks.

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

If we are unable to obtain the necessary license as required by the Regulations on the Administration of Online Publishing Services, or the Online Publishing Measures, we may become subject to penalties, fines, legal sanctions or an order to delete online publications and shut down our websites.

SPARRFT and the MIIT jointly promulgated the Regulations on the Administration of Online Publishing Services, or the Online Publishing Measures, which took effect from March 10, 2016. The Online Publishing Measures require online publishing service providers to obtain approval from the competent administrative department for publication and acquire an Online Publishing Service License. It may be difficult for us to obtain the Online Publishing Service License in practice.

We may face civil, administrative or criminal liabilities, including being ordered to shut down our websites or punished in other ways by the competent telecommunication authority if we provide online publishing services without obtaining the Online Publishing Service License. We may also be ordered to delete all related online publications, with our illegal income and the main equipment and special tools used to engage in illegal publishing activities being confiscated, and be subject to a fine that is five to ten times the illegal operating income if such operating income is more than RMB10,000, or a fine less than RMB50,000 if such operating income is less than RMB10,000.

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

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Three of our PRC operating subsidiaries, Champion Technology, Champion Education Technology and Zhongxi Healthcare Education, are wholly foreign-owned enterprises, and all are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our other PRC operating subsidiaries and PRC affiliated entities are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, the Ministry of Commerce published the draft Foreign Investment Law for public comments on January 19, 2015, with the intention of reducing regulation of foreign investment in general while also attempting to regulate new types of foreign investment in China, including those utilizing variable interest entity structure. We utilize variable interest entities in our group structure and may be subject to stricter regulation if the Foreign Investment Law comes into effect. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the education sector, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could adversely impact our corporate structure and business and limit the legal protections available to us and other foreign investors.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it further expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. The value of the Renminbi depreciated approximately 5.8% against the U.S. dollar in 2015, and from December 31, 2015 through January 13, 2017, the value of Renminbi further depreciated approximately 6.1% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries, Champion Technology, Zhengbao Yucai, Xiamen NetinNet and affiliated entity, Beijing Champion, could materially increase our tax liabilities.

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementation rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The qualification criteria are significantly higher than those prescribed by the old tax rules. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the EIT Law on December 24, 2008 with a valid period of three years starting from January 1, 2008 and renewed the certificates in 2011 and 2014, respectively, for another three years. As a result, Beijing Champion was subject to the tax rate of 15% from 2008 through 2016. Champion Technology was subject to the tax rate of 7.5% for 2008 through 2009 and was subject to 15% from 2010 through 2016. In addition, Zhengbao Yucai obtained the qualification certificate of high and new technology enterprise under the EIT Law on November 12, 2012 with a valid period of three years starting from January 1, 2012, and renewed the certificate in 2015 for another three years. As a result, Zhengbao Yucai was and will be subject to the tax rate of 15% from 2012 through 2017. Furthermore, our newly acquired Xiamen NetinNet obtained the qualification certificate of high and new technology enterprise under the EIT Law on September 30, 2014 with a valid period of three years starting from January 1, 2014. As a result, Xiamen NetinNet was subject to the tax rate of 15% from 2014 through 2016. The continued qualification of a high and new technology enterprise will be subject to annual evaluation and a three-year review by the relevant government authority in China. The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Beijing Champion, Champion Technology, Zhengbao Yucai and Xiamen NetinNet will continue to qualify as high and new technology enterprises under the EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application for such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiaries, Champion Technology, Zhengbao Yucai and Xiamen NetinNet and affiliated entity, Beijing Champion, could adversely affect our business, operating results and financial condition.

Under China’s EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” and will generally be subject to the uniform 25% PRC enterprise income tax rate on its global income. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. A circular issued by the State Administration of Taxation ( the “SAT”), or Circular 82, on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside in the PRC. In addition, the SAT issued the Announcement of the SAT on Printing and Distributing the Administrative Measures for Overseas Registered Chinese-capital Controlled Tax Resident Enterprises (Trial), the Announcement 45, on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. Announcement 45 clarifies matters including residence status determination, post-determination administration and competent tax authorities. Furthermore, the SAT issued a bulletin on January 29, 2014, to provide more guidance on the implementation of Circular 82. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with Circular 82 shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise”, any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules.

Our management is currently based in China and expected to remain in China. However, Circular 82 and Announcement 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider CDEL Cayman to be a PRC resident enterprise. However, the SAT may take the view that the determining criteria set forth in Circular 82 and Announcement 45 reflect general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that CDEL Cayman is a “resident enterprise” for PRC enterprise income tax purposes. The “resident enterprise” rule could be applied to all of our overseas subsidiaries with similar consequences. If the PRC tax authorities determine that CDEL Cayman and all of our overseas subsidiaries are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, a dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to CDEL Cayman from our PRC subsidiaries through CDEL Hong Kong and China Healthcare Education would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs are also subject to 10% withholding tax, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2016 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiaries.

Under the EIT Law and its implementing rules, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on January 1, 2007, a company incorporated in Hong Kong, such as CDEL Hong Kong and China Healthcare Education, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in those particular PRC subsidiaries, or 10% if it holds less than a 25% interest in those subsidiaries. However, the SAT promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, although our three PRC subsidiaries, Champion Education Technology, Champion Technology and Zhongxi Healthcare Education, are currently wholly owned by our Hong Kong subsidiaries, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If CDEL Hong Kong and China Healthcare Education cannot be recognized as the beneficial owner of the dividends to be paid by Champion Education Technology, Champion Technology and Zhongxi Healthcare Education, respectively, to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law and its implementing rules.

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

Any loans we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have been registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to make loans to our PRC subsidiaries, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes may be uncertain. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Further, SAFE promulgated a circular (known as Circular 19) on March 30, 2015 with respect to the management approach regarding the settlement of foreign exchange capital of foreign-invested enterprises. Circular 19 permits foreign-invested enterprises to carry out domestic equity investment with the capital obtained from foreign exchange settlement. Circular 19 also stipulates that the capital of foreign-invested enterprises and capital in Renminbi obtained by them from foreign exchange settlement shall not be used for (i) the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations; (ii) investment in securities unless otherwise provided by laws and regulations; (iii) granting entrustment loans in Renminbi (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and (iv) paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises. In addition, SAFE promulgated Circular 59 on November 19, 2012 and revised the same on May 4, 2015, which requires the authenticity of settlement of the fund from offshore offerings to be closely examined and such fund to be settled in the manner described in the offering documents. Because our PRC affiliated entities are domestic PRC entities, we are not likely to finance their activities by means of direct capital contributions due to regulatory issues relating to foreign investment in the online education industry, as well as the licensing and other regulatory issues discussed in “Item 4.B. Information on the Company — Business Overview — Regulations”. Any loans we make to any of our PRC affiliated entities, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

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

Restrictions on currency exchange may limit the ability of our PRC subsidiaries and affiliated entities to finance their activities.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the PRC government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions. Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions”, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries and affiliated entities to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

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

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues due to different reasons, earnings and cash flow, announcements of new investments, cooperation arrangements, acquisitions, cessation or reorganization of business lines, legal dispute, declaration of dividends, fluctuations in market prices for our services, listing of individual business lines on the New Third Board, and other financing activities could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of September 30, 2016, there were 131,729,773 ordinary shares outstanding. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of September 30, 2016, there were 2,140,600 outstanding options to purchase ordinary shares, out of which 442,600 outstanding options have vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADS could decline.

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

Based on the composition of our assets and income during the taxable year ended September 30, 2016, we believe we were not a PFIC for that taxable year. However, there can be no assurance that we will not be a PFIC in any future taxable year, as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets that are passive and non-passive assets, respectively, the aggregate value of our assets should generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, which could affect our PFIC status in future years.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, and you are a U.S. taxpayer, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on the disposition or deemed disposition of your ADS or ordinary shares, even if we are not a PFIC in the year of disposition or distribution. Moreover, if we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, certain non-corporate U.S. shareholders would not be able to benefit from any preferential tax rate with respect to any dividend distribution received from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced our business in China in July 2000. We incorporated China Distance Education Holdings Limited, or CDEL Cayman, in the Cayman Islands in January 2008. CDEL Cayman became our ultimate holding company in March 2008 after a series of restructurings in connection with our initial public offering in August 2008. Our ADSs are listed on the NYSE, under the symbol “DL.” On March 11, 2014, we completed a follow-on public offering of 4,000,000 ADSs by us and certain selling shareholders.

Prior to 2015, we had been operating our businesses primarily through Beijing Champion, who operated most of our multiple lines of businesses. As an effort to improve operating efficiency and to better position relevant business for future growth, we incorporated several new entities in 2015 to streamline the corporate structure of our different business lines.

To realign our healthcare business, we incorporated a holding company in the British Virgin Islands named China Healthcare Investment Limited, or China Healthcare Investment, its Hong Kong subsidiary named China Healthcare Education Limited, or China Healthcare Education, its PRC wholly-owned subsidiary Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. or Zhongxi Healthcare Education, and a related PRC operating entity named Beijing Champion Healthcare Education Technology Co., Ltd., or Champion Healthcare Education. None of these entities has started conducting any business to date. The Company’s healthcare business line is currently operated by Beijing Champion.

We also incorporated Beijing Champion Culture Development Co., Ltd., or Champion Culture, and plan to gradually migrate the book sale business from Beijing Champion to it to be more effectively focused on the book sale business. To date, Champion Culture has conducted part of the book sale business and the migration of business is still in progress.

We incorporated Nanjing Champion Vocational Training School, or Nanjing Champion Training School to operate our business start-up training services in Nanjing. The incorporation of Nanjing Champion Training School was in response to the local governmental authority’s request for training services to be offered in the region.

We incorporated Beijing Champion Tax Management and Advisory Co., Ltd., or Champion Tax Advisory, and plan to gradually migrate our “Tax School” Program from Beijing Champion to it to better position the “Tax School” for future growth. To date, Champion Tax Advisory has not conducted any substantial business. The Company’s “Tax School” program remains primarily operated by Beijing Champion.

We incorporated Beijing Champion Accounting Education Technology Co., Ltd., or Champion Accounting, and plan to transfer the College Cooperation Program from Beijing Champion to it to better monitor the Program’s development. The migration of such business has been completed.

We incorporated Beijing Champion International Education Technology Co., Ltd., or Champion Int’l Education in October 2016, and plan to use it as the platform to introduce international education products and services into China’s market.

We do not believe that the incorporation of these new entities would result in any substantive impact on our operations.

In May 2016, we acquired 80% equity interest in Xiamen NetinNet, a learning simulation software provider specializing in practical accounting-related learning solutions for China’s college market, for a total consideration of RMB212 million ($32.7 million). Our acquisition of Xiamen NetinNet further complements our suite of learning solutions for the growing College Cooperation Program, and enables us to offer comprehensive simulation-based learning content to college students to master critical accounting skills.

In June 2016, Zhengbao Yucai received approval from the National Equities Exchange and Quotation of China to list its shares on the New Third Board, an over-the-counter stock exchange in China.

In October 2016, Zhengbao Yucai announced a share issuance plan on the New Third Board which was subsequently revised in December 2016. Under the revised plan, Zhengbao Yucai plans to issue no more than 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance, to be priced at RMB1.99 ($0.28) per common share. Total funds raised by the share issuance are expected to be no more than RMB83.3 million ($11.9 million). The proceeds from this share issuance are expected to be used by Zhengbao Yucai for business development, which includes mergers or acquisitions of complementary businesses focused on China’s college market.

According to the revised plan, Mr. Zhengdong Zhu, chairman and CEO, and Mr. Liankui Hu, an independent director, will subscribe for 63.8% and 24.6% of the total shares to be issued, respectively. Immediately following the share issuance, the equity interest of CDEL in Zhengbao Yucai will be reduced from 60.1% to 35.8%. Mr. Zhengdong Zhu, Mr. Liankui Hu and a partnership holding equity interest in Zhengbao Yucai (in which Mr. Zhengdong Zhu has a majority interest) have entered into an acting-in-concert agreement with a wholly-owned subsidiary of the Company, requiring them to vote their shares as to key matters submitted to the shareholders of Zhengbao Yucai for approval in accordance with the instructions of such subsidiary. Together, Mr. Zhengdong Zhu, Mr. Liankui Hu and the aforementioned partnership will have a combined equity interest in Zhengbao Yucai of 59.5% immediately after the share issuance.

In addition to the strategic acquisition of Xiamen NetinNet, we have also made the following strategic investments:

In November 2015, we subscribed for 12.5% equity interest in Mayi White-Collar Investment Management Co., Ltd., or Mayi Investment Management, an online lending platform, for a total consideration of RMB12.5 million ($2.0 million).

In May 2016, we entered into an investment agreement with Amdon Consulting Pte Ltd, or Amdon, a Singapore based e-learning solution provider, to subscribe for 15% equity interest in Amdon in two tranches for a total consideration of SGD1.8 million ($1.3 million). The first and second tranches of investments were completed in June 2016 and November 2016, respectively.

In September 2016, we subscribed for 8.5% equity interest in Beijing Niuke Technology Co., Ltd, or Niuke Technology, an online information technology training and recruiting platform, in consideration of RMB4.3 million ($0.6 million).

In November 2016, we entered into an investment agreement with Nurselink International Limited, or Nurselink Int’l, a company engaged in nurse recruiting and training services, to subscribe for 7.242% equity interest in Nurselink Int’l in two tranches for a total consideration of $0.9 million. The first tranche of the investment was completed in November 2016.

In January 2017, we entered into a share transfer agreement with certain shareholders of Hangzhou Wanting Technology Co., Ltd, or Hangzhou Wanting, to purchase 10.0% equity interest in Hangzhou Wanting for a consideration of RMB16.0 million ($2.4 million). Hangzhou Wanting is a company listed on the New Third Board and offers comprehensive simulation-based learning content to college students to master critical engineering and construction skills.

For additional information on our organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

We incurred capital expenditures of $2.7 million, $4.9 million and $3.9 million in the fiscal years ended September 30, 2014, 2015 and 2016, respectively. The amount of capital expenditures in the fiscal year ended September 30, 2016 related primarily to our expenditures on property, plant and equipment, and software. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see “Item 5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures.”

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

B. Business overview

Overview

Our mission is to be a life-long, comprehensive online education partner for professionals and other learners in China. In particular, we focus on helping professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses. We believe that we are the largest provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in 2016. As of September 30, 2016, our content library encompassed 263 course offerings, approximately 6,600 classes, and close to 30,000 hours of audio-video content across 13 subject areas.

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

Our websites also generate significant user traffic. As of September 30, 2016, we had 43.7 million cumulative registered users, and we believe our websites were among the most visited websites in China’s education industry, as measured by 94 million total average daily unique visitors and 50.7 million average daily page views for our fiscal year ended September 30, 2016. As of September 30, 2016, we offered 67 downloadable and proprietary mobile applications and have had over 17 million downloads as of that date. We have a track record of successfully converting our user traffic into course enrollments and will continue to pursue opportunities to further monetize our user traffic and content library.

We focus our online professional education services in three main industries: accounting, healthcare and engineering & construction. In addition, we also offer other professional education courses, such as online test-preparation courses for the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. In May 2015, we launched our College Cooperation Program which enables us to expand our industry-leading online accounting educational content and services to college and university students, in partnership with colleges and universities. Our acquisition of Xiamen NetinNet in May 2016 further complements our suite of learning solutions for the growing College Cooperation Program, and enables us to offer comprehensive simulation-based learning content to college students to master critical accounting skills.

As of September 30, 2016, we operated 25 websites, including our main website www.cdeledu.com and 24 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 82.9%, 82.0% and 79.9% of our net revenues in the fiscal years ended September 30, 2014, 2015 and 2016, respectively. In addition to traditional online courses, we also offer certain fee-based, mobile accounting, healthcare, engineering & construction and legal courses through an app available on Android and Apple iOS tablets and smart phones. Furthermore, we also sell books and reference materials, offer offline business start-up training courses and offline accounting and healthcare professional training courses, and provide courseware production services and platform production services for certain customers.

Our net revenues were $97.2 million, $108.2 million and $117.5 million in the fiscal years ended September 30, 2014, 2015 and 2016, respectively. We had net income of $23.4 million, $24.6 million and $26.3 million in the fiscal years ended September 30, 2014, 2015 and 2016, respectively. Our total course enrollments were 3,238,000, 3,332,000 and 3,750,000 for the fiscal years ended September 30, 2014, 2015 and 2016, respectively.

Our Online Education Services

We focus our online professional education services in three main industries: accounting, healthcare and engineering & construction. In addition, we offer other professional education courses, such as online test-preparation courses for the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. The following table lists our key online course offerings as of September 30, 2016.

Discipline	Website	Contribution to Revenue (%)	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com www.ck100.com	44.6%	34	2,978
Healthcare	www.med66.com	22.1%	37	915
Engineering & Construction	www.jianshe99.com	7.0%	46	1,234
Others		6.2%	146	1,425
Total		79.9%	263	6,552

We offer different types of classes for various subjects within each course and multiple courses for each discipline. Each course typically represents one examination, professional development or continuing education requirement. To access our classes, course participants must first log into their online registered accounts and enroll in our courses. They are typically able to choose among several different lecturers within each class. After selecting a lecturer, course participants can view the video along with the lecture script and click on hyperlinks for other useful functions during the lecture. For example, course participants can receive tutoring support by posting a question on the question and answer board; pause the video to take notes, practice mock exam questions, or evaluate lecturers’ performance; and access the bulletin board or other helpful information. These functions are part of our proprietary Learning Management System, which monitors our course participants’ individual progress, records course notes, and collects incorrectly answered questions for future review; and provides other content, such as course outlines, mock exams, and Frequently Asked Questions and Answers. For more details on our course-related support and services, see “— Our Services to Students and Teachers — Course-Related Support and Services”.

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

•	Accounting Certificate Examination. Persons who perform PRC accounting work in any organization in China are required to hold a certificate of accounting professional and to register with the relevant regional bureaus of the Ministry of Finance, or the MOF. This is the basic qualification requirement for accounting professionals in China. Starting from late November of 2016, the Department of Finance in certain provinces and cities has suspended the Accounting Certificate Examination due to the proposed change in the related examination policy.

•	Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations. The skill level and technical competence of accounting professionals in China are further measured by achieving certification at various levels within the profession. These levels are determined by the ability of accounting professionals to pass elementary, intermediate and advanced level accounting professional qualification examinations. Candidates who pass the exam are issued an accounting qualification certificate for their respective level from the MOF and the Ministry of Human Resources and Social Security, or the MOHRSS, jointly.

•	CPA Qualification Examination. Persons who act as certified public accountants in China are required to pass China’s CPA Qualification Examination. This exam is open to all candidates who hold at least an associate diploma or an intermediate level of accounting-related professional qualification certificate.

•	Continuing Education for Accounting Personnel. PRC regulations require persons holding Certificates of Accounting Professional and Certificates of Accounting Specialty and Technical Qualifications to undergo at least 24 study hours/credits of continuing education training each year. Failure to comply with these continuing education requirements can result in the suspension or cancellation of such certificate holders’ certifications.

•	Tax Agent Qualification Examination. Prior to August 2014, only registered tax agents were able to carry out tax agency services, issue tax audit reports and handle tax procedures such as applications for tax registration with relevant authorities on behalf of business entities. Persons wishing to qualify as registered tax agents were required to pass the RTA Qualification Exam. In August 2014, the PRC State Council cancelled the RTA Qualification Exam. In November 2015, the RTA Qualification Exam was officially changed to the Tax Agent Qualification Exam by the Chinese Certified Tax Agents Association.

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

Other Courses

We provide other professional education courses, such as online test-preparation courses for the national judicial examination, English proficiency test for professionals, computer application skills, and other occupational certifications or skills. Each of these offerings follows a similar course production and online delivery model. We plan to continue to leverage our core online course production and delivery expertise to produce and deliver new courses for additional professions and industries.

We also provide test preparation courses for self-taught learners pursuing higher education diplomas or degrees in various disciplines via our www.zikao365.com website. They can obtain government accredited diplomas or degrees by completing their self-study and passing the Higher Education Examination for Self-Taught Learners administered by the Ministry of Education (“MOE”). We have also obtained exclusive rights in certain provinces and cities to offer study process monitoring programs that allow self-taught learners to earn up to 30% of the credits they need to obtain post-secondary self-taught education degree in certain provinces and cities in China.

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

Open Learning Platform

We also operate an Open Learning Platform, our proprietary education platform that allows people to share their educational content primarily in professional development areas. While educational content such as lecture videos or PowerPoint illustrations can be freely uploaded and downloaded, the core of our Open Learning Platform focuses on audio-video lecture courses and practical job skills training. After passing our rigorous quality control standards, experts and scholars of various fields can either record their own lectures and post them on our Open Learning Platform website, www.chinatet.com, or deliver real-time audio-video courses supported by real-time online notes and illustrations. We offer coaching services to these lecturers and employ a user evaluation system to ensure that these courses meet our quality and effectiveness standards. We employ primarily a revenue-sharing scheme with Open Learning Platform contributors. Since the introduction of our Open Learning Platform in October 2012, we have amassed over 7,915 online courses as of September 30, 2016, which span various professional development areas, including accounting, healthcare, and engineering & construction. These courses include both live and pre-recorded courses, third-party developed courses as well as our own proprietary courses.

Course Formats

We offer various regular and premium classes for our course offerings in fiscal year 2016, mainly comprised of the following different levels of education services at different fees:

•	Foundation Classes: Our foundation classes contain detailed materials and instructions to provide course participants with broad and comprehensive knowledge of specific subject matter.

•	Intensified Focus Classes: Our intensified focus classes are designed to provide more intensive instruction, at a more advanced pace, on the key topics of specific subject matter to course participants who already have a basic knowledge of the subject matter.

•	Exam Questions Analysis Classes: Our exam questions analysis classes contain materials and instruction tailored for exam preparation.

•	Crash-Course Classes: Our crash-course classes are designed to provide a quick overview of the key topics on specific subject matter in the final weeks prior to an exam.

•	Exam Simulation System and/or the Operation Course: Our exam simulation system, which covers certain of our courses, offers a wealth of mock test questions based on actual exams, closely conforms to the syllabus and test requirements of such courses, and covers various key examination points. The system sets a time limit for handing in test “papers”, automatically reviews and grades these “papers”, and pools wrong answers for repeated exercises, thereby honing the examinees’ test-taking skills.

We offer regular classes which provide education services over the subscription period from the month in which the course participant enrolls in the course to the month in which subscribed course terminates, normally within one year. We also offer premium classes that cover the same courses as regular classes at higher fees. However, if a premium class participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course for free in the following year.

In fiscal years ended September 30, 2014 and September 30, 2015, we also offered elite classes for some of our most popular test-preparation courses. With our elite classes, course participants paid substantially higher course fees for enhanced support services and substantially more interactive course participation. After completing an elite class, if a participant fails to pass the relevant exam and certain pre-agreed conditions are met, the course participant may elect to receive a cash refund of the course fees paid or full credit towards future courses provided by us. We ceased to offer elite classes for most of our course offerings in fiscal year 2016.

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

Payment for the course fees can be made through any one of the following methods:

•	online and mobile payment on computers, tablets or smart phones using credit or debit cards via third-party payment networks;

•	purchase of prepaid study cards;

•	remittance through a bank or post office;

•	cash payment made at our offices; or

•	instalment loans offered by our investee company, Mayi Investment Management and other institutions such as Alipay.

Online and mobile payment using credit or debit cards via third-party payment networks is the most frequently used payment method. Pre-paid study cards is the second most popular payment option and are sold through regional sales agents at points of sale throughout China. The pre-paid study cards come with face values ranging from RMB10 ($1.50) to RMB500 ($75.00) and can be used to register for a single course or multiple courses. These pre-paid study cards typically have a two-to-three-year expiration period. Once course participants activate the pre-paid study cards, the face values of the cards are added to their registered accounts and are no longer subject to expiration.

Other Products and Services

Books and Reference Materials

We primarily sell proprietary books and reference materials related to our courses such as the various levels of Accounting Professional Qualification Examinations, the CPA Qualification Examination, accounting continuing education, the National Practicing Medical Doctor Qualification Examination, the National Pharmacist Qualification Examination, and Associate Constructor and Constructor Qualification Examinations. To promote our online courses, we sometimes sell books and reference materials together with study cards, which allow course participants to take a certain number of online courses for no additional charge or by paying discounted fees. Our proprietary books and reference materials are authored by lecturers teaching the relevant online courses. Pursuant to agreements with the lecturers, we own the copyright to these books and reference materials in almost all cases. We engage third-party publishers to publish our books and reference materials and distribute them through third-party bookstores and distributors across China, as well as through our online bookstores and our offices in Beijing.

College Oriented Online-to-Offline Products and Services

We launched our College Cooperation Program in May 2015. This program is aimed at expanding our industry-leading accounting educational content and services to college and university students, in partnership with colleges and universities. This program comprises the following four components:

•	Online-Offline Blended Learning: we work hand-in-hand with colleges and universities partners to deliver a blended online-offline learning program where students can prepare for accounting related certifications and qualifications in school.

•	Practical Training: we provide students practical accounting training courses to prepare them for real-world accounting work.

•	Internship: we assist students in obtaining virtual internships in accounting where interns can handle real accounting tasks from our enterprise customers using our accounting cloud services.

•	Employment Advisory & Recruitment: we offer students employment guidance services to help them prepare for job opportunities. Using our big data analysis, we can match the employment goals of students with the recruitment needs of employers.

We acquired Xiamen NetinNet in May 2016. Xiamen NetinNet is a leading learning simulation software provider specializing in practical accounting-related learning solutions for colleges and universities in China. Our acquisition of Xiamen NetinNet further complements our suite of learning solutions for the growing College Cooperation Program, and enables us to offer comprehensive simulation-based learning content to college students to master critical accounting skills.

Business Start-up Training Courses

We offer business start-up training to university students, job seekers and individuals who are interested in learning how to establish new businesses. Such practical training is encouraged by the PRC government to promote employment opportunities in the country. For these courses, we prepare training materials in accordance with local government requirements in various provinces and cities. We do not charge course participants fees. Instead, we receive subsidies from the relevant government authorities, which are conditioned on our ability to meet government stipulated conditions under the subsidy policies. When determining our qualification for the subsidy, the government authorities consider the passage rate of our course participants’ business proposals as evaluated by such authorities, as well as the business start-up rate and employment rate of our course participants.

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

Our Educational Content and Delivery

Course Creation

We have an extensive content library with 263 course offerings, approximately 6,600 classes, and close to 30,000 hours of audio-video content as of September 30, 2016. We place great emphasis on the quality of our courses and learning materials, both in terms of content and production quality to enhance course participants’ learning experience. Prior to developing a new course, we gather market intelligence to ensure that we are developing relevant and up-to-date courses. Once we gather enough market intelligence, we typically develop and produce most of our courses in-house by working with our lecturers who possess extensive industry and academic backgrounds. To develop high-quality courses, we employ a variety of measures including substantive content review and content approval by our experienced personnel at each stage of the course development process. We regularly update our existing courses, typically every year, to stay abreast of the latest examination trends and professional requirements. Although our lecturers participate in the development of the course materials, in almost all cases, we own all copyrights to our courses and course materials pursuant to contracts with our online lecturers.

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

Our Lecturers

The vast majority of our lecturers are academics from renowned higher education institutions in China and experienced practitioners within their respective fields. They work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. More than half of them are obligated to conduct online lectures exclusively for us. They are not our employees, however, and typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. We have received positive feedback on these in-house lecturers from course participants and plan to continue to increase their numbers across all our course offerings in the future. The number of online lecturers actively producing online courses for us was 341, 365 and 452 in the fiscal years ended September 30, 2014, 2015 and 2016, respectively.

To ensure the quality of our lecturers, we have established stringent selection and retention criteria and implemented ongoing evaluation procedures. We seek to engage lecturers who have a strong command of their respective disciplines and good communication skills. In particular, we seek lecturers capable of, and preferably experienced in, delivering effective instruction through the audio-video format. Our internal quality control personnel regularly monitor the teaching quality of each lecturer. We also collect feedback on the online lecturers from our course participants on a regular basis through multiple channels, including our online teacher evaluation system, customer service calls, our online course comment book, and our online question and answer board. Based on this feedback, we provide ongoing training for lecturers and help them improve their online presentation skills.

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

Our Services to Students

Course-Related Support and Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We provide tutorial sessions, which allow course participants to interact with their lecturers and other course participants using their personal computers. To enhance the learning experience, we also maintain a well-trained pool of tutors knowledgeable about specific courses and exams to answer questions from course participants and to host tutorial sessions. For questions submitted by course participants, our tutors are able to provide timely and accurate responses, usually within 24 hours after a question is submitted, through our online question and answer board. We had 370 tutors as of September 30, 2016, of which 148 are part-time employees. To ensure that our tutors are suitably qualified to support our courses, we have established a stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experience and knowledge of various exams and subject matter. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter. We believe that our high-quality tutorial and learning support services are critical to enhancing the learning experience of our course participants.

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

General Customer Service

Our customer service representatives counsel potential and existing course participants on our courses and services, assist in course enrollment, process fee payments, conduct regular telephone customer surveys and provide other support services. They are available online and by email or phone, 24 hours a day, seven days a week. Our dedicated customer service team was composed of 310 individuals as of September 30, 2016. We recruit our customer service personnel from candidates who have good communication skills and high customer service ethics and provide on-the-job training for our new recruits. We conduct ongoing evaluations of our customer service staff and provide periodic training to improve their skill set.

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

We have also extended our online courses from regular Internet-enabled desktop or laptop computers to Apple iOS, Android, and Windows tablets and smart phones. Once enrolled, participants can watch videos, do exercise questions and obtain tutoring support via all these platforms. We develop and offer both free and fee-based mobile apps to offer more content and convenience for our course participants as well as to promote our brand to the general public and to increase traffic to our websites. Our apps are available on Apple iOS, Android, and Windows tablets and smart phones and fall into four main categories: classes, tools, exam databanks, and reference reading. Our popular apps include: accounting mobile classroom, accounting mobile courses, architecture mobile classroom, “dreams come true” electronic books and CDEL architecture exam databank. Our fee-based mobile apps provide education services consisting of test preparation courses for self-taught learners pursuing higher education degrees and test preparation courses for college students preparing for college entrance exams, primary and secondary education, continuing education and professional development courses, and language courses. As of September 30, 2016, we had 67 different apps with over 17 million downloads. Our fee-based, mobile accounting, healthcare, engineering & construction and legal courses are also available through our apps on Android tablets and smart phones. Course participants enrolled in our fee-based mobile courses are provided with the pop-up quiz feature of our premium classes, which, for certain classes, automatically push mock exam questions to the course participant until he or she provides the correct answer and masters the relevant knowledge point. We have also built a robust online community platform that helps foster a strong sense of community among our course participants and build brand loyalty.

We maintain multiple servers, which are separately located in multiple Internet data centers, or IDCs, in several cities across China, and a proprietary content delivery network system to mitigate any downtime arising from individual IDC or server failure. To increase reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Using cluster technology, our system can identify errors and isolate failed servers automatically so that our course participants can access our services at any time. If a malfunction arises in a server or at a point of presence, our load balancing technology can automatically direct visitors to access the same content through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and technology infrastructure to enable us to respond quickly to potential problems. As of September 30, 2016, we have not experienced any material disruption to our business or websites.

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

Regional and Online Sales Agents

We use regional sales agents to resell our pre-paid study cards bought from us. Generally, we provide various discounts to our regional sales agents based on the volume purchased and the method of payment. In addition, these agents typically assist with our promotional activities in their respective regions and provide market feedback, which helps us in planning our marketing strategy and sales activities. As of September 30, 2016, we had approximately 1,700 active regional sales agents throughout China. When selecting regional sales agents, we consider various criteria, such as whether the candidates have relevant experience and whether they are familiar with or have established relationships with local professionals, professional associations and organizations related to our target industries and professions. Our regional sales agents are comprised mostly of stores and other points of sale that sell books, learning materials and other supplies to our target professionals. Most of our regional sales agents are appointed on an exclusive basis.

We also use online sales agents, which typically are Internet companies and website operators in China that market our course offerings and other services on their websites. We pay our online agents marketing and promotional fees for each new course participant registered through their website. As of September 30, 2016, we had approximately 680 active online agents.

Other Advertising and Marketing Efforts

We place advertisements mainly on high-traffic search engines and sometimes on high-traffic Chinese Internet portals and in newspapers, magazines, and journals in many cities across China. We also promote our courses, services and products at examination registration centers and education and career fairs, including distributing complimentary study cards together with reference books and study materials that we sell at these places. We have also established a number of scholarships totaling over RMB0.8 million ($124,000) in the fiscal year ended September 30, 2016 and granted awards to course participants who have achieved outstanding performance in various exams.

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

As of September 30, 2016, we had registered 205 software copyrights with the National Copyright Administration of the PRC and had submitted 11 software copyright applications for our proprietary online course delivery platform, customer service system, DRM encryption system, streaming media load balancing system, online course creation management system, and certain other aspects of our online education platform, as well as learning simulation software developed by our newly acquired entity Xiamen NetinNet. We had also registered 655 trademarks with the China Trademark Office and obtained two patent certificates from the State Intellectual Property Office, and an additional four trademark applications and two patent applications are currently pending. We cannot assure you, however, that all of our applications related to software copyrights, trademarks or patents will be successful.

As of September 30, 2016, we had registered 365 domain names relating to our business with the Internet Corporation for Assigned Names Numbers and China Internet Network Information Center, including all 25 of our operating websites. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.”

Employees

We had 1,309, 1,379 and 1,568 full-time employees as of September 30, 2014, 2015 and 2016, respectively. In addition to the above full-time employees, we had 158 part-time employees as of September 30, 2016.

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

On January 6, 2014, MIIT and the People’s Government of Shanghai jointly promulgated the Opinions on Further Opening up Value-added Telecommunication Business in China (Shanghai) Pilot Free Trade Zone, which allows foreign investors to own more than 50% of the equity interests in companies conducting certain value-added telecommunication businesses, such as call center business, domestic multi-party communications service business, internet connection service business (provision of internet connection service to online users), online data processing and transaction processing business (foreign investors shall not own more than 55% of the equity interests). However, these opinions only apply to companies established in China (Shanghai) Pilot Free Trade Zone and therefore do not apply to us. On June 19, 2015, MIIT issued the Circular on Removing Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business, which amended the relevant provision in FITE Rules by allowing foreign investors to own more than 50% of the equity interest in an operator of e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other categories of value-added telecommunications services except for operating e-commerce.

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

Each of Beijing Champion, Caikaowang, and Champion Wangge holds an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MIIT, which allows it to provide Internet content distribution services through 14 websites owned by Beijing Champion and its subsidiaries. The ICP license held by Beijing Champion is valid through August 13, 2018, the ICP license held by Caikaowang is valid through August 13, 2018, and the ICP license held by Champion Wangge is valid through December 31, 2019. These licenses and approvals are essential to the operation of our online professional education and test preparation services business.

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

On December 20, 2007, SAPPRFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and was revised on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SAPPRFT or its local counterparts or completing the relevant registration with SAPPRFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SAPPRFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SAPPRFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SAPPRFT promulgated a notice regarding the issues of the management of Internet Audio-Video Program Services License, pursuant to which, the closing date of the application for re-registration of the Internet Audio-Video Program Services License was December 20, 2009. On June 10, 2015, SAPPRFT issued a notice to solicit public opinions on the Administrative Measures for the Dissemination of Audio video Programs via the Internet and Other Information Networks.

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

On November 7, 2016, the SCNPC issued the Cyber Security Law of the People’s Republic of China (“the Cyber Security Law”), effective on June 1, 2017, which will apply to the construction, operation, maintenance and use of the Internet as well as the supervision and administration of the cyber security within the territory of the PRC. Internet operators shall fulfill obligations of security protection according to the requirements of the classified protection system for cyber security to ensure that the Internet is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified. Internet operators refer to owners, administrators of the Internet and Internet service providers. Internet operators shall set up complaint and reporting systems for network information security, disclose the ways of complaint and reporting and other information, and promptly accept and handle complaints and reports related to Internet information security. If an Internet operator fails to comply with the Cyber Security Law, the relevant authorities may impose fine or penalties, suspend its business for internal rectification, shut down its websites, or invoke its relevant licenses and permits, and the Internet operator and/or its employees directly in charge may even be subject to criminal punishment.

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of September 30, 2016, we had registered 655 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the State Administration of Industry and Commerce or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by SAIC or its local offices. We have registered 14 website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce, and 6 website names registered with Xiamen Municipal Bureau of Industry and Commerce.

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

SPARRFT and the MIIT jointly promulgated the Regulations on the Administration of Online Publishing Services, or the Online Publishing Measures, which took effect on March 10, 2016 and abolished the Internet Publishing Regulations. The Online Publishing Measures require an online publishing service to obtain approval from the competent administrative department for publication and acquire an Online Publishing Service License. The term “online publishing service” is defined as activities which provide the public through information networks with digitized works which have the publishing features such as editing, producing and processing. If any entity arbitrarily engages in online publishing services without obtaining the Online Publishing Service License, the entity may incur civil, administrative or criminal liabilities, including being cancelled, ordered to shut down its website or punished in other ways by the competent telecommunication authority. Such entity may also be ordered to delete all related online publications, with its illegal income and the main equipment and special tools used to engage in illegal publishing activities being confiscated, and be subject to a fine that is five to ten times the illegal operating income if such operating income is more than RMB10,000, or a fine less than RMB50,000 if such operating income is less than RMB10,000.

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

On December 28, 2012, the SCNPC promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the Internet. The Information Protection Decision provides that the Internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. In addition, the Internet content providers can collect and use the user’s personal information only with the consent of users and only within the scope of such consent. On July 16, 2013, MIIT promulgated the Provisions on the Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as the information that can be used individually or in combination with other information to identify the users, including but not limited to the name, birth date, ID No., address, telephone number and account number.

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

Under the Online Education Regulations, setting up educational websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education provided. Under the Online Education Regulations, any educational website and online education school shall, upon receipt of approval, indicate on its website such approval information as well as the approval date and file number. According to the Administrative License Law promulgated by the National People’s Congress on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the National People’s Congress and regulations and decisions promulgated by the State Council may establish administrative license requirements. On June 29, 2004, the State Council promulgated the Decision on Cutting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. On January 28, 2014, the State Council promulgated the Decision to Cancel or to Delegate another Batch of Administrative Approval Items to Lower Level, in which the administrative license for “online education schools for higher education” was cancelled. On February 3, 2016, the State Council promulgated the Decision of State Council to Cancel the Second Batch of Administrative Approval Items (152 Items) that Delegated to Lower Level, in which the administrative license for “online education schools” and “educational websites” were cancelled.

Regulation on the Wholesale, Retail and Rental of Book and Audio-Video Products

According to Administrative Regulations on Publication, or the Publication Regulations, promulgated by the State Council, which was published on December 25, 2001, and further revised on March 19, 2011 and July 18, 2013, publications is defined as “newspapers, periodicals, books, audio-video products, electronic publications, and others”.

Under the Administrative Measures for the Publication Market, or Administrative Measures, which was jointly promulgated by the State Press and Publication Administration and the MOFCOM and became effective on March 25, 2011, any enterprise or individual wishing to engage in publication distributing activities must obtain permission from the press and publication agency at relevant levels. “Publication” and “distributing” are defined, respectively, in the Administrative Measures, as “books, newspapers, periodicals, audio-video products, and electronic publications” and “general distribution, wholesale, retail, rental, exhibition and other activities.” Any enterprise or individual who engages in publication wholesale shall obtain a Publication Business License issued by the press and publication agency at the provincial level. A publications wholesale enterprise can engage in retail distribution as well. Any enterprise or individual who engages in publication rental shall file a record to the press and publication agency at the county level.

On May 31, 2016, the MOFCOM issued Administrative Provisions on the Publications Market, or the New Administrative Provisions, which became effective on June 1, 2016 and cancelled the Administrative Measures. Pursuant to the New Administrative Provisions, where an enterprise or individual that has obtained a Publication Business Permit is engaged in the publications distribution via the Internet or other information networks within the approved business scope, it or he/she shall make the record-filing with the publication administrative department that granted such approval within 15 days after launching its online distribution business.

Each of Beijing Champion and Champion Culture hold a Publication Business Permit for book wholesale issued by Beijing Press and Publication Bureau since January 2016, under which both of them are allowed to engage in the book wholesale and retail businesses. These permits are valid through April 30, 2022. Zhengbao Yucai holds a Publication Business License for book wholesale and retail issued by Beijing Press and Publication Bureau which is valid until April 30, 2022.

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

Regulations on Operation of Radio Television Programs

According to the Administrative Provisions on the Production and Distribution of Radio and Television Programs promulgated by SPARRFT on July 19, 2014, as revised on August 28, 2015, PRC institutions that produce and distribute radio and television programs or engage in the production and distribution of radio and television programs shall obtain the Permit of Operation of Radio Television Programs. Beijing Champion holds a Permit of Operation of Radio Television Programs for an effective period from June 15, 2016 to June 15, 2018.

Regulations on Talents Intermediary Service

On April 30, 2015, the Ministry of Human Resources and Social Security of the PRC passed the Administrative Measures of Talents Market. Under such regulations, an Internet service provider must apply for and hold the Talents Intermediary Service License if such provider operates an information network offering talents intermediary service. If any entity establishes such talents intermediary service agency or conducts such talents intermediary service business without such license, the entity may be ordered to close down and imposed a fine of up to RMB10,000. If such entity gains illegal income from talents intermediary service business without the required license, the amount of such fine that can be imposed shall be within three times of such illegal income with the maximum amount of RMB30,000. The Company is currently in the process of applying for the Talents Intermediary Service License.

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004). These regulations are summarized below.

On March 18, 1995, the National People’s Congress promulgated the Education Law of the PRC, or the Education Law, which became effective on September 1, 1995. The Education Law stipulates that enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with the PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institutions of education for profit-making purposes. However, private schools may be operated for “reasonable returns” as described in more detail below. On December 27, 2015, the National People’s Congress amended the Education Law of the PRC, which became effective on June 1, 2016. The amended Education Law of the PRC, among other things, deleted the restrictions on organizations or individuals establishing or operating schools or any other institutions of education for profit-making purposes, and added a requirement that the schools and other institutions of education which are established with governmental funds or donated assets may not establish profit-making institutions of education.

The Law for Promoting Private Education (2003) became effective on September 1, 2003 and was amended on June 29, 2013, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or MCA or its local counterparts as a privately-run, non-enterprise institution. On November 7, 2016, the SCNPC passed the amendment to the Law for Promoting Private Education, which will be effective on September 1, 2017 pursuant to which for-profit private schools are allowed to be established, except schools for compulsory education. Each of Beijing Champion Training School and Nanjing Champion Training School holds a Permit for Operating a Private School, which is valid through June 1, 2020 and October 31, 2017, respectively.

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

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiaries are required to apply to SAFE or its designated banks for foreign exchange registration. With such a registration, a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

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

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, on March 30, 2015, which abolished Circular 142. According to SAFE Circular 19, up to all of the foreign exchange capital in the capital account of foreign-invested enterprises can be settled at the banks based on the actual operation needs of the foreign-invested enterprises. The capital in Renminbi obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capital shall be managed under the account pending foreign exchange settlement payment. The expenditure scope of such account includes: the expenditure within the scope of business, the payment of the capital of domestic equity investment and deposits in Renminbi, the repayment of the used loans in Renminbi, the purchase payment of foreign exchange or direct external repayment of foreign debts or other expenditure approved by the foreign exchange bureaus, but the capital of foreign-invested enterprises and capital in Renminbi obtained by them from foreign exchange settlement shall not be used for the following purposes: (1) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations; (2) directly or indirectly used for investment in securities unless otherwise provided by laws and regulations; (3) directly or indirectly used for granting the entrust loans in Renminbi (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and (4) paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises.

On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to directly examine and process foreign exchange registration with respect to both domestic and overseas direct investment.

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

According to our PRC counsel, as our contractual arrangements were first established in 2003, the new security review system shall not apply to our contractual arrangements. We cannot guarantee, however, that the Ministry of Commerce will not promulgate additional implementing rules or new rules that will bring our contractual arrangements under the scope of the security review system. Moreover, according to a press conference held by the Ministry of Commerce on September 20, 2011, there are no specific laws or regulations governing contractual arrangements like the ones that we employ, but the Ministry of Commerce together with other authorities would study how to regulate them in the future. Hence, we cannot assure you that our contractual arrangements will not be subject to new regulations that will be issued by relevant regulatory authorities and that such new regulations will not cause any material adverse effect on our existing structure. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure and Restrictions on Our Industry — Our contractual arrangements may be subject to national security review under PRC laws and regulations and, thus, be challenged by relevant regulatory authorities.”

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

Regulations on Taxation

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the EIT Law, which took effect on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for the enterprises, whether foreign-invested or domestic, which had received preferential tax treatments granted by relevant tax authorities prior to March 16, 2007. Enterprises that had been subject to an enterprise income tax rate lower than 25% prior to March 16, 2007 may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that had been entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to March 16, 2007 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. The EIT Law empowers the State Council to enact appropriate implementing rules and regulations. The State Council promulgated the implementation rules of the EIT Law in December 2007 and the Ministry of Science and Technology, the MOF and the SAT promulgated other supplemental rules in April 2008 and July 2008 which were canceled and replaced by new rules in January 2016 and June 2016, respectively, regarding new criteria for the granting of “high and new technology enterprises” status. Any enterprises to be granted with “high and new technology enterprises” status shall meet certain requirements, including but not limited to the following: (1) the enterprise has been incorporated for more than one year before application; (2) the enterprise itself owns the intellectual property right for the core technology of its product or service; (3) the enterprise’s core technology of its product or service falls into the ambit of “high-tech fields heavily supported by the government”; (4) technicians that are engaged into research and development account for more than 10% of all the staff; (5) in the latest three financial years (actual operating year if incorporated less than three years), the research and development expenses account for 3%-5% or more of the latest sales revenue and the research and development expenses incurred within China shall not be less than 60% of the total research and development expenses; (6) the revenue in the latest year derived from the high-tech product or service accounts for more 60% of the total revenue; (7) the innovation capability of the enterprise shall meet the relevant evaluation standards; and (8) no major security or qualification incident or sever environmental illegal behavior occurred within the previous year before application. To apply for the “high and new technology enterprises” status, an enterprise shall file its corporate certificates and supporting documents evidencing the requirements to the relevant government authority. The government authority will examine the filed certificates and documents to determine whether the enterprise meets the “high and new technology enterprises” requirements. If the decision is positive, the authority will make a public announcement and grant the enterprise with a “high and new technology enterprises” certificate with a valid term of three years. Upon the expiration of the initial term, the enterprise shall file a new application to obtain such status. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.

On November 11, 2011, as approved by the State Council, the MOF and the SAT, promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Shanghai, or Circular No. 111. Circular No. 111 and its annexes stipulated that the launch of a pilot practice of replacing business tax with value-added tax (“Pilot Practice”) would commence in the transportation industry and some modern service industries, including software service and information system service, in Shanghai beginning on January 1, 2012. On July 31, 2012, upon approval by the State Council, the Ministry of Finance and the State Administration of Taxation promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Beijing and other Seven Provinces and Municipalities, or Circular No. 71, which expanded the region for the Pilot Practice from Shanghai to Beijing and other regions. The Pilot Practice commenced in Beijing on August 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation promulgated the Circular Regarding Nationwide Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries, or Circular No. 37, which started implementation from August 1, 2013 replacing Circular No. 111 and Circular No. 71. Circular No. 37 was replaced by the Circular Regarding the Inclusion of Railway Transportation and Postal Industry into the Pilot Practice of Replacing Business Tax with Value-Added Tax, or Circular No. 106, which was promulgated by the Ministry of Finance and the State Administration on December 12, 2013 and was replaced by Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax, or Circular No. 36, which was promulgated by the Ministry of Finance and the State Administration on March 24, 2016 and became effective on May 1, 2016. On June 18, 2016, the MOF and the SAT promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax in the Policy of Reinsurance, Real Estate Leasehold and Non-degree Education, or Circular No. 68 effective on May 1, 2016, pursuant to which general taxpayers providing non-academic education services may apply a simple method for calculating the tax payable amount in accordance with the tax rate of 3%. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results —Business Tax, Value-Added Tax and Related Surcharges.”

Regulations on Accounting Professional Qualification

According to the Accounting Law of the People’s Republic of China (Revised in 1999) enacted on October 31, 1999 and effective on July 1, 2000, a person who is engaged in accounting work must acquire accounting professional qualification.

Pursuant to Administrative Measures for the Qualifications of Accounting Practitioners (Revised in 2016) on November, 2016 and effective July 1, 2016, entities may not appoint or retain personnel who have not acquired the accounting professional qualification to engage in accounting work. Personnel, who have not acquired the required accounting professional qualification may not engage in accounting work, participate in the accounting professional technician qualification examination or assessment, be employed for accounting professional positions, or apply for an honorary certificate for accounting personnel.

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

Exclusive Business Cooperation Agreement, dated December 28, 2015. Under this agreement, Zhongxi Healthcare Education provides Champion Healthcare Education with exclusive technical support, marketing and consultancy services relating to Champion Healthcare Education’s online education business. The services rendered by Zhongxi Healthcare Education mainly include assisting in courseware creation and production, advising on company management and healthcare distance education, providing general technology support and technical personnel training, assisting in collection and research of market information, licensing domain names, trademarks and software and leasing equipment and properties for online education business. In return, Champion Healthcare Education pays Zhongxi Healthcare Education a quarterly service fee approved by Zhongxi Healthcare Education. In addition, Champion Healthcare Education undertook not to engage in any transactions that could materially affect Champion Healthcare Education’s capital structure, assets, liabilities, rights or operations, without the prior written consent of Zhongxi Healthcare Education. Zhongxi Healthcare Education undertook to provide financial support at Champion Healthcare Education’s request in a manner permitted by law. This agreement will remain effective until Zhongxi Healthcare Education terminates this agreement in writing.

Equity Pledge Agreement, dated December 28, 2015. Under this agreement, for the purpose to secure the payment obligations of Champion Healthcare Education under the exclusive business cooperation agreement described above, each of Champion Healthcare Education’s shareholders, Mr. Zhu and Ms. Yin, pledged to Zhongxi Healthcare Education his or her entire equity ownership interests in Champion Healthcare Education. The pledge created under this agreement could only become effective after such pledge is registered with SAIC or its local office. We are in the process of registering the pledge created under this agreement with the Beijing office of SAIC. Upon the occurrence of certain events of default specified in this agreement, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under this agreement, the pledgors may not transfer the pledged equity interests without the pledgee’s prior written consent. This agreement will also be binding upon successors of the pledgors and transferees of the pledged equity interests. This agreement will remain effective until the discharge of Champion Healthcare Education’s contractual obligations under the exclusive business cooperation agreement as described above.

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

D. Property, Plants and Equipment

Our principal executive offices are located in approximately 2,495 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also own approximately 355 square meters and 1,000 square meters of office space in Hangzhou and Xiamen, China, respectively. We also lease approximately 8,100 square meters of office space at the Xueyuan International Tower and 7,500 square meters of office and staff quarter space at various locations of China and Hong Kong. We believe that, if needed, additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A. Operating Results

Overview

We believe that we are the largest provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in 2016. For the fiscal year ended September 30, 2016, we had course enrollments of 3.7 million. As of September 30, 2016, our content library encompassed 263 course offerings, approximately 6,600 classes, and close to 30,000 hours of audio-video content across 13 subject areas. We believe our course participants are attracted to our high-quality, results-oriented courses, our students’ superior learning experience empowered and supported by our robust, comprehensive and easy-to-use proprietary online Learning Management System that can be accessed via both PC and mobile devices, and our comprehensive learning support and services. We believe these attributes result in better performance for our test preparation courses, as measured by higher than national average exam passage rates, and will help us further expand our leadership position in the online professional education market.

We focus our online professional education services in three main industries: accounting, healthcare and engineering & construction. In addition, we also offer other professional education courses, such as test-preparation courses for the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content and deliver live courses online. In May 2015 we launched our College Cooperation Program which enables us to expand our industry-leading online accounting educational content and services to college and university students, in partnership with colleges and universities. Our acquisition of Xiamen NetinNet in May 2016 further complements our suite of learning solutions for the growing College Cooperation Program, and enables us to offer comprehensive simulation-based learning content to college students to master critical accounting skills. As of September 30, 2016, we operated 25 websites, including our main website www.cdeledu.com and 24 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 82.9%, 82.0% and 79.9% of our net revenues in the fiscal years ended September 30, 2014, 2015 and 2016, respectively. In addition to traditional online courses, we also offer certain fee-based, mobile accounting, healthcare, engineering & construction and legal courses through an app available on Android and Apple iOS tablets and smart phones. Furthermore, we also sell books and reference materials, offer offline business start-up training courses and offline accounting and healthcare professional training, and provide courseware production services and platform production services for certain customers.

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

Our net revenues were $97.2 million, $108.2 million and $117.5 million in the fiscal years ended September 30, 2014, 2015 and 2016, respectively. We had net income of $23.4 million, $24.6 million and $26.3 million in the fiscal years ended September 30, 2014, 2015 and 2016, respectively. Our total course enrollments were 3,238,000, 3,332,000 and 3,750,000 for the fiscal years ended September 30, 2014, 2015 and 2016, respectively.

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

Our results of operations may be affected by changes to the professional requirements applicable to the various fields covered by our courses. They may also be affected by changes in the timing, content and difficulty, or perceived difficulty, of exams covered by our courses, changes in continuing education requirements, changes in employment policy, cancellation of professional qualifications and certificates, and changes in the government subsidy policy applicable to our business start-up training courses. Exams covered by our courses may also, from time to time, be discontinued or postponed for reasons beyond our control, which may impact our revenues in certain periods. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected if there are changes in the perceived difficulty, requirements or formats of professional examinations, courses and continuing education in China, or if certain professional qualifications and certificates are cancelled by the government authorities.”, “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business —Changes in the government authorities’ subsidy policy with respect to our business start-up training courses could adversely affect our financial condition and results of operations.” , “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business —Our business could be adversely affected if there are changes in the timing of release of examination policies.” and “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our financial performance and prospects could be affected by natural calamities or health epidemics.”

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

Specific Factors Affecting Our Results of Operations

Our results of operations in any given period are also directly affected by company-specific factors, including:

•	Number of enrollments in our courses. Our ability to generate and grow our net revenues is primarily affected by our ability to increase the number of course enrollments. This in turn is driven by several factors, including government and industry requirements for education and training in various professions, changes in exam schedules, recognition of our brand and services, Internet and broadband penetration rate, and the perceived effectiveness of our education courses. Government regulations requiring increased number of licensure and certification exams provide us with new market opportunities to develop new courses and to attract potential exam participants as our customers. Changes in exam content and knowledge requirements in certain industries and professions, and the increased difficulty, or perceived difficulty of certain exams covered by our courses, may also contribute to growth in our course enrollments as more exam takers may feel a stronger need to take exam preparation courses. Government policies encouraging business start-up training provide us with new market opportunities to develop new courses and to attract potential course participants to take our courses. We may also, from time to time, experience a decrease in course enrollments in certain course offerings if there is a perception within the related industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. Finally, any government decisions to scale back, postpone or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues. For example, the PRC State Council promulgated a decision in August 2014, pursuant to which various professional qualifications or certificates, including the Registered Tax Agent and Certified Asset Appraiser, were cancelled or replaced with a qualification evaluation system administered by the State Council. In addition, the government authorities have tightened the employment policy of Associate Constructor and Constructor in 2015. The number of our course enrollments and, therefore, revenues generated from our course offerings for these professional qualifications or certificates for the fiscal year ended September 30, 2015 were adversely affected. The revenue generated from the RTA Qualification Exam, and Associate Constructor and Constructor Qualification Exams decreased by 81.9% and 7.1%, respectively, in fiscal year 2015, compared to fiscal year 2014. The revenue generated from the Associate Constructor and Constructor Qualification Exams further decreased by 14.1% in fiscal year 2016, compared to fiscal year 2015. We expect the employment policy of Associate Constructor and Constructor will continue to adversely impact our enrollments and, therefore, revenues in the near future. Starting from late November of 2016, the Department of Finance in certain provinces and cities has suspended the Accounting Certificate Examination due to the proposed change in the related examination policy. Such suspension may impact our revenue in fiscal year 2017.

•	Fees for our courses. Our net revenues are also affected by the amount of fees we charge for our courses, which depends on the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our courses and the income levels that our course participants expect to achieve upon passing the related licensure and certification exams. We may also experience pricing pressure as we expand our course offerings into new areas, or new segments and exams within existing areas that we cover, in an effort to attract new course participants. Additionally, our net revenues are affected by the percentage of discounts we provide to regional sales agents as our revenue from this source is recorded net of discount. In addition, net revenues generated from our business start-up training courses are dependent on our ability to meet government stipulated conditions under their subsidy policies. Such stipulated conditions include the passage rate of our course participants’ business proposals as evaluated by the relevant government authorities, the business start-up rate and the employment rate of our business start-up course participants.

•	Our ability to expand the range of courses and other services. Our ability to address market needs by expanding the range of our course offerings and other services has a direct impact on our ability to maintain growth in our course enrollments. Diversifying our sources of revenues also helps protect us from potential reduced course enrollment due to down-turns in certain industries or professions. To date, our accounting courses remain the largest and most important of all our course offerings in terms of revenue and number of course enrollments. Although we expect this to continue due to the importance of professional requirements in the accounting industry, we will continue to expand our course offerings in other areas to diversify and further grow our revenues. Over the past several years, we have developed our healthcare, and engineering & construction course offerings and further enhanced the reputation of our business start-up training courses.

•	Impact of business acquisitions. Our ability to successfully identify, execute, integrate and manage new alliances and acquisitions can have a significant effect on our results of operations. We have pursued and may continue to pursue strategic alliance and acquisition opportunities to increase our service offerings and expand our growth; however, such strategic alliances and acquisitions may not generate the financial results we expect and may even result in losses. See “Item 4.A. Information On The Company — History and Development of the Company” for our recent acquisition and strategic investments.

Description of Key Line Items

Net Revenues

We derive net revenues from the sale of online education services, books and reference materials, and other related products and services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	Year Ended September 30,
	2014		2015		2016
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	80,545	82.9%	88,657	82.0%	93,923	79.9%
Books and reference materials	6,392	6.6%	6,873	6.3%	8,067	6.9%
Others	10,259	10.5%	12,647	11.7%	15,558	13.2%
Total net revenues	97,196	100.0%	108,177	100.0%	117,548	100.0%

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

Our online courses are mainly available in the following course formats: regular class and premium class in fiscal year 2016 (regular class, premium class, and elite class in fiscal years 2014 and 2015). See “Item 4.B. Business overview —Our Online Education Services — Course Formats”.

To enroll in our courses, course participants may choose to purchase pre-paid study cards from our distributors or to pay us through online or mobile payment using credit or debit cards via third-party payment networks, bank remittance, postage, by cash at our offices or installment loans offered by our investee company, Mayi Investment Management or other institutions such as Alipay.

Books and Reference Materials

We primarily sell our own proprietary learning materials relating to accounting, healthcare, and engineering and construction professional courses and exams through third-party bookstores and distributors across China and directly through our online bookstore and our offices in Beijing. The sale of books and reference materials on topics related to our course subject matter complements our online course offerings, supplements the learning experience of our course participants, helps build brand recognition and loyalty among our course participants, and promotes our expertise and reputation in various professional fields. To promote our online courses, we also sell some of our books and reference materials together with complementary study cards which allow course participants to take a certain number of online courses for no additional charge or by paying discounted fees.

Others

We derive other net revenues mainly from the provision of offline training courses, courseware production services, platform production services, consulting services and sale of learning simulation software to the college market.

Cost of Sales

Our cost of sales consists of cost of services and others, and cost of tangible goods sold. The following table shows our cost of sales, gross profit and gross margin for the periods indicated.

	For the Year Ended September 30,
	2014		2015		2016
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net Revenues	97,196	100.0%	108,177	100.0%	117,548	100.0%
Cost of sales:
Cost of services and others	(35,187)	(36.2)%	(41,043)	(37.9)%	(43,796)	(37.2)%
Cost of tangible goods sold	(4,616)	(4.8)%	(3,300)	(3.1)%	(4,538)	(3.9)%
Total cost of sales	(39,803)	(41.0)%	(44,343)	(41.0)%	(48,334)	(41.1)%
Gross profit and gross margin [1]	57,393	59.0%	63,834	59.0%	69,214	58.9%

[1]	Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.

Cost of Services and Others

Cost of services and others accounted for 36.2%, 37.9% and 37.2% of our net revenues in the fiscal years ended September 30, 2014, 2015 and 2016, respectively. Cost of services and others are mainly composed of salaries and related expenses for our tutors, course and content development, website maintenance and information technology technicians and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers, rental and related expenses, and other miscellaneous expenses.

Fees paid to lecturers comprised a significant portion of our cost of services and others because we allocate significant resources to hire high-quality lecturers. The number of lecturers actively producing online courses for us was 341, 365 and 452 in the fiscal years ended September 30, 2014, 2015 and 2016, respectively. Our online platform enables us to achieve greater economies of scale than traditional offline programs that are limited by fixed teacher-student ratios as we are able to increase the number of course participants without necessarily increasing the number of our lecturers. Our fees paid to online lecturers as a percentage of our net revenues from online education services decreased in the fiscal year ended September 30, 2016, as compared to the fiscal year ended September 30, 2015. Our fees paid to online lecturers as a percentage of our net revenues from online education services increased in the fiscal year ended September 30, 2015, as compared to the fiscal year ended September 30, 2014, mainly due to weakening revenue growth in our online education services. See “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Specific Factors Affecting Our Results of Operations” for the impact of cancellation of Registered Tax Agent qualification and tightening the employment policy of Associate Constructor and Constructor on our revenues. Our fees paid to offline lecturers remained flat in the fiscal year ended September 30, 2016, primarily due to stricter control on the lecturer fees per class. As a result, our fees paid to lecturers as a percentage of our net revenues decreased in the fiscal year ended September 30, 2016, as compared to the fiscal year ended September 30, 2015.

Our tutors, course and content development, website maintenance and information technology technicians and other employees also play a critical role in our course development and delivery. We maintain a large, well-trained pool of tutors to answer questions from course participants submitted through our online question and answer board, usually within a 24-hour time period. Our tutors numbered 292 (including 56 part-time tutors), 356 (including 80 part-time tutors) and 370 (including 148 part-time tutors) as of September 30, 2014, 2015 and 2016, respectively. In addition, we allocate sizable resources to retain course production technicians capable of creating high quality high-definition audio-video course materials and other interactive features for our online courses. The number of our course production technicians was 52, 59 and 43 as of September 30, 2014, 2015 and 2016, respectively. We also have a sizable pool of information technology technicians capable of developing a reliable, scalable and secure online platform and technology infrastructure to support our services. The number of our information technology technicians was 107, 130 and 122 as of September 30, 2014, 2015 and 2016, respectively. Following the acquisition of Xiamen NetinNet in May 2016, we had another 113 information technology technicians for the development of learning simulation software as of September 30, 2016. To date, salaries and related expenses constitute a large portion of our cost of services and others.

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

Selling Expenses

Selling expenses accounted for 22.1%, 22.4% and 20.9% of our net revenues in the fiscal years ended September 30, 2014, 2015 and 2016, respectively. Our selling expenses consist primarily of salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, advertising and promotion expenses, rental and related expenses, freight and delivery expenses related to our books and reference materials and promotional materials, and other selling expenses. The salaries of our customer service staff were significant as we maintained the number of our customer service staff at a high level to serve a greater number of course participants and other customers, and to generate sales through our direct sales efforts. The salaries of our sales and marketing staff were also significant as we maintained the number of our sales and marketing staff at a high level to promote our business. Following the acquisition of Xiamen NetinNet in May 2016, we had additional teams of customer service staff and sales and marketing staff for the learning simulation software segment.

General and Administrative Expenses

Our general and administrative expenses accounted for 12.0%, 12.2% and 14.3% of our net revenues in the fiscal years ended September 30, 2014, 2015 and 2016, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, professional fees, depreciation and amortization, rental and related expenses, share-based compensation expenses and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office, communication and entertainment expenses.

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

CDEL Hong Kong is incorporated in Hong Kong and provides accounting professional training and educational consulting services. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2014, 2015 and 2016. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by CDEL Hong Kong to us.

PENCIL is incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as PENCIL has no assessable profits in Hong Kong in the fiscal years ended September 30, 2014, 2015 and 2016. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by PENCIL to us through CDEL Hong Kong.

DL Education is incorporated in the United States as our wholly owned subsidiary. DL Education has not conducted any substantive operations since its inception. No provision for tax has been made as DL Education has no assessable profits in the United States in the fiscal years ended September 30, 2014, 2015 and 2016.

China Healthcare Investment is incorporated in the British Virgin Islands as our wholly-owned subsidiary. Under the current law of the British Virgin Islands, China Healthcare Investment is not subject to income or capital gains tax.

China Healthcare Education is incorporated in Hong Kong as a wholly-owned subsidiary of China Healthcare Investment. China Healthcare Education has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as China Healthcare Education has no assessable profits in Hong Kong in the fiscal years ended September 30, 2015 and 2016. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by China Healthcare Education to us through China Healthcare Investment.

Enterprise Income Tax

The current and deferred components of the income tax expense appearing in our consolidated statements of operations are as follows:

	Years ended September 30,
	2014	2015	2016
	$	$	$
	(in thousands)
Current tax expense	3,988	4,798	5,799
Deferred tax expense	64	1,076	351
	4,052	5,874	6,150

Champion Technology, Beijing Champion, Zhengbao Yucai, and Xiamen NetinNet obtained preferential tax treatments as “high and new technology enterprises” under EIT Law that resulted in lower tax rates. Champion Technology was subject to the tax rate of 15% from 2010 through 2016, Beijing Champion was subject to the tax rate of 15% from 2008 through 2016, Zhengbao Yucai was, and will be subject to the tax rate of 15% from 2012 through 2017, and Xiamen NetinNet was subject to the tax rate of 15% from 2014 through 2016. Our other PRC entities are mainly subject to standard income tax rate of 25%. See “Risk Factors — General Risks Relating to Conducting Business in China — The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries, Champion Technology, Zhengbao Yucai and Xiamen NetinNet and affiliated entity, Beijing Champion, could materially increase our tax liabilities.”

For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.4 million, $0.5 million and $0.5 million have been made in the fiscal years ended September 30, 2014, 2015 and 2016, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. See “Risk Factors — General Risks Relating to Conducting Business in China — We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiaries.”

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including residence status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreign corporations, the determination criteria set forth in Circular 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented with respect to such enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See “Risk Factors — Risks Relating to Doing Business in China — Under the China’s enterprise income tax law, we may be classified as a PRC ‘resident enterprise’, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Business Tax, Value-Added Tax and Related Surcharges

Prior to May 2016, we were mainly subject to 3.36% business tax and related surcharges on the revenues earned from provision of education services, which are recognized net of all business tax and related surcharges. The business tax and related surcharges netted against revenues for the years ended September 30, 2014, 2015 and 2016 are approximately $3.1 million, $3.3 million and $3.4 million, respectively. Starting from May 2016, we are mainly subject to 6.72% value-added tax and related surcharges on the revenues earned from provision of education services, which are recognized net of all value-added tax and related surcharges.

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

In addition, in accordance with the relevant tax laws in the PRC, VAT is also calculated based on the sales value of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue generating transactions. Pursuant to a circular jointly issued by MOF and SAT on December 25, 2013, the proceeds received from customers for sales related to books and reference materials are exempt from VAT from January 1, 2013 through December 31, 2017. As a result, Beijing Champion and Zhengbao Yucai started to enjoy this tax exemption from March 2014 and May 2014 respectively upon the filing of tax exemption applications to the state tax bureau. Such VAT exemption is also applicable to Champion Culture from January 2016. VAT related to sales of our books and reference materials amounted to approximately $0.5 million, $nil and $nil for the fiscal years ended September 30, 2014, 2015 and 2016, respectively.

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

Online education services. We generate most of our revenues from online education services provided to course participants pursuant to two types of revenue models — a non-refundable course model and a refundable course model. Our online courses are mainly available in the following course formats: regular class and premium class in fiscal year 2016 and regular class, premium class, and elite class in fiscal year 2014 and 2015.

The online courses using the non-refundable course model are mainly comprised of regular classes and premium classes. The revenues for the regular classes are recognized on a straight line basis over the subscription period from the month in which the course participant enrolls in the course to the month in which subscribed course terminates. For premium classes, if the course participant fails to pass the course examination and certain pre-agreed conditions are met, the participant can retake the same premium course for free for the following year (for free or by paying us discounted course fees for the following year or years in fiscal year 2014 and 2015). As such, the discount is proportionately applied as a deduction to revenue recognized for each of the premium classes that the course participants take.

For online courses using the refundable course model (i.e. elite classes in fiscal year 2014 and 2015), if the course participant fails the professional exam and certain pre-agreed conditions are met, the course participant is entitled to either a full refund or the right to retake the course. Proceeds from the refundable course model are initially recorded as “refundable fees.” Revenues are recognized upon the expiration of the course participants’ right to receive a refund or ratably over the course period if the participant decides to retake the course before the expiration of such right.

We offer volume discounts to our regional distributors for purchases over a specified amount of prepaid cards during a specified period of time, generally one year. The after-discount prices of the study cards paid by the regional distributors to us are recognized as deferred revenue. Because we cannot reasonably estimate the amount of future rebates relating to these volume discounts, we record a deferred revenue balance for the maximum potential amount of the volume discount. If the number of purchases specified in the volume discount provisions is not reached upon the expiration of the volume discount period, we then either recognize the deferred revenue relating to such volume discount for each study card over the remaining period that the online course is available to users who enroll using the study card or immediately if the related online course has been completed. Additionally, we recognize proceeds allocated to the study cards that have never been activated for course enrollment as revenues upon their expiration. We also provide course enrollment services and our online platform to government agencies that conduct continuing education services through our websites. We earn service fees as a percentage of total tuition fees based on the agreements entered into with the government agencies. Service fees received are initially recorded as deferred revenue and are recognized as revenue when course participants complete the stipulated study hours and take their examinations, or on a straight line basis over the subscription period based on terms of the agreements.

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

We also sell books and reference materials together with study cards, which allow course participants to take a certain number of online courses at no additional charge or by paying us discounted course fees. These sales are considered arrangements with two deliverables, consisting of the delivery of books and reference materials and the online education services.

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

Others. We derive other revenue mainly from provision of offline professional training, courseware production services, platform production services, sale of learning simulation software and others.

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

We recognize revenues from sales of courseware, platforms or software, when the courseware, platforms or software are accepted by the customers. We have no significant remaining obligation with respect to the courseware, platforms or software upon the acceptance of the customers, except for the warranty related obligations for software, of which the related costs are estimated upon the acceptance of the customers.

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

Goodwill

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. As of September 30, 2016, we had three reporting units: online education service, business start-up training service, and sale of learning simulation software. We perform our goodwill impairment test on September 30th of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.

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

The following table sets forth the details of goodwill impairment test as of September 30, 2016:

	Online education service	Business start-up training service	Sale of learning simulation software	Total
		(in thousands of $)
Estimated fair value	179,640	15,285	39,044	233,969
Carrying value net	21,668	12,724	37,631	72,023
Percentage by which the fair value exceed the carrying value	729.1%	20.1%	3.8%

Because the fair values of each of the three reporting units exceed their carrying amounts, no second step of goodwill impairment test was performed.

In determining the fair values of our reporting units as of September 30, 2016, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 16%– 25% and a terminal value growth rate at 3%. Publicly available information regarding our market capitalization was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of September 30, 2016, no impairment of goodwill was identified for the reporting units of online education service, business start-up training service and sale of learning simulation software.

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

For uncertainty in tax positions, we recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Based on this assessment, as of September 30, 2014, 2015 and 2016, respectively, we have recognized an approximately $0.2 million, $0.2 million and $0.2 million accrual for unrecognized tax benefits which is included in the account of “accrued expenses and other liabilities”. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. We recognize, if any, interest related to unrecognized tax benefit in interest expense and penalties in other expenses. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

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

We did not grant option award to employees, officers, non-employees and non-executive directors during the years ended September 30, 2014 and 2016 respectively. On November 18, 2014, we had granted options for the purchase of a total of 2,800,000 ordinary shares to employees under the New Plan at $3.7425 per share based on the closing price of our ADSs on NYSE on November 18, 2014.

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

Consolidation of Variable Interest Entity

We conduct substantially all of our education business through Beijing Champion, our variable interest entity, and Beijing Champion’s subsidiaries. We have entered into contractual arrangements with Beijing Champion and its shareholders such that Beijing Champion and its subsidiaries are considered variable interest entities for which we are considered their primary beneficiary. We believe that the powers of attorney are valid, binding and enforceable under existing PRC laws and regulations and enable our subsidiary, Champion Technology, to vote on all matters requiring the shareholder approval of Beijing Champion. We also believe that the exclusive purchase right agreements provide us with a substantive kick out right. More specifically, we believe that the terms of the exclusive purchase right agreements and exclusive option agreement are currently exercisable and legally enforceable under current PRC laws and regulations, and believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the exclusive purchase right does not represent a financial barrier or disincentive for us to currently exercise our rights under the exclusive purchase right agreements. Our rights under the powers of attorney and the exclusive purchase right agreements give us the power to control the shareholders of Beijing Champion and thus the power to direct the activities that most significantly impact Beijing Champion’s economic performance. We believe that our ability to exercise control, together with the technical support and consultancy service agreement and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from Beijing Champion and its subsidiaries in consideration for the services provided by Champion Technology. Accordingly, as the primary beneficiary of Beijing Champion and its subsidiaries and in accordance with U.S. GAAP, we consolidate Beijing Champion financial results, and assets and liabilities in our consolidated financial statements.

We also have entered into contractual arrangements with Champion Healthcare Education and its shareholders such that Champion Healthcare Education is considered a variable interest entity for which we are considered its primary beneficiary. We believe that the powers of attorney are valid, binding and enforceable under existing PRC laws and regulations and enable our subsidiary, Zhongxi Healthcare Education, to vote on all matters requiring the shareholder approval of Champion Healthcare Education. We also believe that the exclusive option agreement provides us with a substantive kick out right. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under current PRC laws and regulations, and believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the exclusive option does not represent a financial barrier or disincentive for us to currently exercise our rights under the exclusive option agreement. Our rights under the powers of attorney and the exclusive option agreement give us the power to control the shareholders of Champion Healthcare Education and thus the power to direct the activities that most significantly impact Champion Healthcare Education’s economic performance. We believe that our ability to exercise control, together with the exclusive business cooperation agreement and the equity pledge agreement, give us the rights to receive substantially all of the economic benefits from Champion Healthcare Education in consideration for the services provided by Zhongxi Healthcare Education. Accordingly, as the primary beneficiary of Champion Healthcare Education and in accordance with U.S. GAAP, we are able to consolidate Champion Healthcare Education financial results, and assets and liabilities in our consolidated financial statements. Champion Healthcare Education has not started conducting any business since its incorporation. As a result, no economic benefits of Champion Healthcare Education is available for transfer to our PRC subsidiary, Zhongxi Healthcare Education to date.

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

We are a holding company with no material operations of our own. We conduct substantially all of our operations in China through contractual arrangements with our variable interest entities, and their shareholders. See “Item 4.C. Information on the Company — Organizational Structure” for a summary of these contractual arrangements. In the fiscal years ended September 30, 2014, 2015 and 2016, our variable interest entities and their subsidiaries contributed in aggregate almost 100%, almost 100% and 94%, respectively, of our total net revenues. As of the fiscal years ended September 30, 2015 and 2016, our variable interest entities and their subsidiaries accounted for an aggregate of 74% and 37%, respectively, of our total assets, and 75% and 71%, respectively, of our total liabilities.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended September 30,
	2014		2015		2016
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	80,545	82.9%	88,657	82.0%	93,923	79.9%
Books and reference materials	6,392	6.6%	6,873	6.3%	8,067	6.9%
Others	10,259	10.5%	12,647	11.7%	15,558	13.2%
Total net revenues	97,196	100.0%	108,177	100.0%	117,548	100.0%
Cost of sales:
Cost of services and others	(35,187)	(36.2)%	(41,043)	(37.9)%	(43,796)	(37.2)%
Cost of tangible goods sold	(4,616)	(4.8)%	(3,300)	(3.1)%	(4,538)	(3.9)%
Total cost of sales	(39,803)	(41.0)%	(44,343)	(41.0)%	(48,334)	(41.1)%
Gross profit	57,393	59.0%	63,834	59.0%	69,214	58.9%

Operating expenses:
Selling expenses	(21,445)	(22.1)%	(24,186)	(22.4)%	(24,517)	(20.9)%
General and administrative expenses	(11,645)	(12.0)%	(13,211)	(12.2)%	(16,778)	(14.3)%
Total operating expenses	(33,090)	(34.1)%	(37,397)	(34.6)%	(41,295)	(35.2)%
Other operating income	253	0.3%	224	0.2%	806	0.7%
Operating income	24,556	25.2%	26,661	24.6%	28,725	24.4%
Interest income	2,964	3.1%	3,513	3.2%	2,020	1.7%
Interest expense	(291)	(0.3)%	(464)	(0.4)%	(555)	(0.5)%
Exchange gain	232	0.2%	737	0.7%	2,462	2.1%
Income before income taxes	27,461	28.2%	30,447	28.1%	32,652	27.7%
Less: Income tax expense	(4,052)	(4.1)%	(5,874)	(5.4)%	(6,150)	(5.2)%
Loss from equity method investment	—	—%	—	—%	(91)	(0.0)%
Net income	23,409	24.1%	24,573	22.7%	26,411	22.5%
Less: Net income attributable to noncontrolling interest	—	—%	—	—%	121	0.1%
Net income attributable to China Distance Education Holdings Limited	23,409	24.1%	24,573	22.7%	26,290	22.4%

Fiscal Year Ended September 30, 2016 Compared to Fiscal Year Ended September 30, 2015

Net Revenues

Our net revenues increased by 8.7% to $117.5 million in the fiscal year ended September 30, 2016 from $108.2 million in the fiscal year ended September 30, 2015, primarily as a result of growth in sales of our online education services, books and reference materials, and revenue from other sources.

Online education services. Net revenues from online education services increased by 5.9% to $93.9 million in the fiscal year ended September 30, 2016 from $88.7 million in the fiscal year ended September 30, 2015. This increase was primarily due to overall modest growth in the total number of our online course enrollments from 3,260,000 in the fiscal year ended September 30, 2015 to 3,650,000 in the fiscal year ended September 30, 2016, despite a weaker business environment. In particular, growth in enrollments of accounting courses and healthcare courses was partially offset by decreased enrollments from engineering & construction test preparation courses. See “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Specific Factors Affecting Our Results of Operations” for the impact of tightening the employment policy of Associate Constructor and Constructor on our revenues. Moreover, growth in enrollments of healthcare courses was partially offset by decreased enrollments from National Pharmacist Qualification Examination courses mainly due to later release of the related 2016 exam policy. As a result, we generated higher revenue in our accounting, healthcare, and open learning platform courses, offset by decreased revenue in engineering & construction courses. Our accounting courses continued to account for the majority of our course enrollments and revenue. Our accounting courses generated revenues of approximately $52.5 million in the fiscal year ended September 30, 2016, compared to approximately $48.2 million in the fiscal year ended September 30, 2015. In addition, our healthcare and engineering & construction courses generated revenues of approximately $26.0 million and $8.3 million, respectively, in the fiscal year ended September 30, 2016, compared to $25.5 million and $8.3 million, respectively, in the fiscal year ended September 30, 2015.

Books and reference materials. Net revenues from sales of books and reference materials increased by 17.4% to $8.1 million in the fiscal year ended September 30, 2016 from $6.9 million in the fiscal year ended September 30, 2015.

Others. Our net revenues from other sources increased by 23.0% to $15.6 million in the fiscal year ended September 30, 2016 from $12.6 million in the fiscal year ended September 30, 2015, primarily due to higher revenue from our business start-up training courses, sale of learning simulation software after the acquisition of the Xiamen NetinNet, and courseware production services. This increase was partially offset by decreased revenue in our “Tax School” program and offline professional training services.

Gross Profit

Our gross profit increased by 8.4% to $69.2 million in the fiscal year ended September 30, 2016 from $63.8 million in the fiscal year ended September 30, 2015. Our gross margin was 58.9% in the fiscal year ended September 30, 2016, in line with fiscal year ended September 30, 2015.

Operating Expenses

Our operating expenses increased by 10.4% to $41.3 million in the fiscal year ended September 30, 2016 from $37.4 million in the fiscal year ended September 30, 2015 for the reasons explained below.

Selling expenses. Our selling expenses increased by 1.4% to $24.5 million in the fiscal year ended September 30, 2016 from $24.2 million in the fiscal year ended September 30, 2015. This increase was primarily due to increased salaries and related expenses, marketing and promotional activities, rental and related expenses, and expenses associated with our newly acquired Xiamen NetinNet. This increase was partially offset by decreased commissions paid to sales agents. As a percentage of our net revenues, our selling expenses decreased to 20.9% of our net revenues in the fiscal year ended September 30, 2016, from 22.4% of our net revenues in the fiscal year ended September 30, 2015.

General and administrative expenses. Our general and administrative expenses increased by 27.0% to $16.8 million in the fiscal year ended September 30, 2016 from $13.2 million in the fiscal year ended September 30, 2015. This increase was primarily due to increased salaries and related expenses, rental and related expenses, depreciation, professional fees associated with the listing of Zhengbao Yucai, share-based compensation expenses, and expenses associated with our newly acquired Xiamen NetinNet. As a percentage of our net revenues, our general and administrative expenses increased to 14.3% of our net revenues in the fiscal year ended September 30, 2016, from 12.2% of our net revenues in the fiscal year ended September 30, 2015.

Other Operating Income

In the fiscal year ended September 30, 2016, we had other operating income of $0.8 million which was mainly from (i) VAT refund from learning simulation software business; (ii) cash awards granted by Zhongguancun Haidian Science Park Management Committee; (iii) refund of individual income tax withheld and paid for our employees, (iv) funds of orientations of transformation of the achievements of high and new technology provided by Beijing Science and Technology Commission; and (v) cash compensation from third parties for infringement of courseware copyrights. In the fiscal year ended September 30, 2015, we had other operating income of $0.2 million which was mainly from (i) cash awards awarded by the Industry Planning and Development Department of Zhongguancun Haidian Science Park Management Committee; (ii) subsidies received from Shijiazhuang Bureau of Labor Employment Services to our branch company in Shijiazhuang; and (iii) cash compensation from third parties for infringements of courseware copyrights.

Income taxes

Income tax expense for the fiscal year ended September 30, 2016 was $6.2 million, compared with an income tax expense of $5.9 million in the fiscal year ended September 30, 2015. The increase in income tax expense was mainly due to the increase in taxable income generated from the PRC in fiscal year 2016 compared with fiscal year 2015, and the provision of withholding tax applicable to the profits generated by our PRC subsidiaries in fiscal year 2016 that we expect to distribute to our Hong Kong subsidiary.

Loss from equity method investment

Loss from equity method investment for the fiscal year ended September 30, 2016 was $91,000, due to share of loss from our investee company, Mayi Investment Management.

Net Income

As a result of the above factors, our net income was $26.3 million in the fiscal year ended September 30, 2016, compared to a net income of $24.6 million in the fiscal year ended September 30, 2015.

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

Online education services. Net revenues from online education services increased by 10.1% to $88.7 million in the fiscal year ended September 30, 2015 from $80.5 million in the fiscal year ended September 30, 2014. This increase was primarily due to overall modest growth in the total number of our online course enrollments from 3,180,000 in the fiscal year ended September 30, 2014 to 3,260,000 in the fiscal year ended September 30, 2015, despite a weaker business environment. In particular, growth in enrollments of healthcare courses and, accounting and engineering & construction continuing education courses was partially offset by decreased enrollments from accounting and engineering & construction test preparation courses. See “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Specific Factors Affecting Our Results of Operations” for the impact of cancellation of Registered Tax Agent qualification and tightening the employment policy of Associate Constructor and Constructor on our revenues. As a result, we generated higher revenue in our healthcare, open learning platform and engineering & construction courses, offset by decreased revenue in accounting courses. Our accounting courses continued to account for the majority of our course enrollments and revenue. Our accounting courses generated revenues of approximately $48.2 million in the fiscal year ended September 30, 2015, compared to approximately $50.0 million in the fiscal year ended September 30, 2014. In addition, our healthcare and engineering & construction courses generated revenues of approximately $25.5 million and $8.3 million, respectively, in the fiscal year ended September 30, 2015, compared to $17.1 million and $7.9 million, respectively, in the fiscal year ended September 30, 2014.

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

Selling expenses. Our selling expenses increased by 12.8% to $24.2 million in the fiscal year ended September 30, 2015 from $21.4 million in the fiscal year ended September 30, 2014. This increase was primarily due to increased marketing and promotional activities, and rental and related expenses. This increase was partially offset by decreased commissions paid to sales agents. As a percentage of our net revenues, however, our selling expenses remained relatively steady at 22.4% of our net revenues in the fiscal year ended September 30, 2015, as compared to 22.1% of our net revenues in the fiscal year ended September 30, 2014.

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

Discussion of Segment Operations

During the years ended September 2014 and 2015, we operated and managed our business as a single segment that included primarily the provision of online and offline education services and selling of related products. During the year ended September 30, 2016, we determined that our start-up training services, previously included in the provision of online education services, met the criteria for separate reportable segment given its financial information is separately disclosed by Zhengbao Yucai on the New Third Board and as a result is separately reviewed by our chief operating decision maker. Additionally, upon the acquisition of Xiamen NetinNet in fiscal year 2016, Xiamen NetinNet became one operating segment as of September 30, 2016. As a result, we determined that for the year ended September 30, 2016, we operated in three operating segments, namely online education services, business start-up training services and the sale of learning simulation software.

Net revenues from our online education services accounted for 97.2%, 96.6% and 93.7%, respectively, of our total net revenues in the fiscal years ended September 30, 2014, 2015 and 2016. Net revenues from our business start-up training services accounted for 2.8%, 3.4% and 3.7%, respectively, of our total net revenues in the fiscal years ended September 30, 2014, 2015 and 2016. Net revenues from our sale of learning simulation software accounted for nil%, nil% and 2.6%, respectively, of our total net revenues in the fiscal years ended September 30, 2014, 2015 and 2016. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Revenue recognition.”

Cost of sales for our online education services primarily consists of salaries and related expenses for our tutors, course and content development, website maintenance and information technology technicians and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers, rental and related expenses, cost of books and reference materials and other miscellaneous expenses.

Cost of sales for our business start-up training services primarily consists of salaries and related expenses for our tutors, website maintenance and information technology technicians, fees paid to our course lecturers, depreciation and amortization expenses, server management and bandwidth leasing fees, rental and related expenses, cost of books and reference materials and other miscellaneous expenses.

Cost of sales for our sale of learning simulation software primarily consists of salaries and related expenses for our website maintenance and information technology technicians, amortization expenses, and other miscellaneous expenses.

Selling expenses for our online education services primarily consist of salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, advertising and promotion expenses, rental and related expenses, freight and delivery expenses related to our books and reference materials and promotional materials, and other selling expenses.

Selling expenses for our business start-up training services primarily consist of salaries and related expenses of our sales and marketing staff, rental and related expenses, and other selling expenses.

Selling expenses for our sale of learning simulation software primarily consist of salaries and related expenses of our sales and marketing staff, advertising and promotion expenses, travelling expenses and other selling expenses.

General and administrative expenses for our online education services primarily consist of administrative staff compensation and benefits, professional fees, depreciation and amortization, rental and related expenses, share-based compensation expenses and other miscellaneous expenses.

General and administrative expenses for our business start-up training services primarily consist of administrative staff compensation and benefits, professional fees and other miscellaneous expenses.

General and administrative expenses for our sale of learning simulation software primarily consist of administrative staff compensation and benefits, depreciation and amortization, rental and related expenses and other miscellaneous expenses.

The following table lists our net revenues and operating costs and expenses and operating income by reportable segment for the periods indicated.

	For the Year Ended September 30,
(in thousands of $)	2014	2015	2016
Net revenues of reportable segments:
Online education services	94,458	104,487	110,137
Business start-up training services	2,738	3,690	4,375
Sale of learning simulation software	—	—	3,036

Total net revenues of reportable segments	97,196	108,177	117,548

Total net revenues of our company	97,196	108,177	117,548
Operating costs and expenses of reportable segments:
Cost of sales:
Online education services	(38,389)	(42,993)	(44,473)
Business start-up training services	(1,414)	(1,350)	(1,915)
Sale of learning simulation software	—	—	(1,946)
Selling expenses:
Online education services	(20,809)	(23,589)	(22,556)
Business start-up training services	(636)	(597)	(688)
Sale of learning simulation software	—	—	(1,273)
General and administrative expenses:
Online education services	(8,547)	(9,813)	(12,049)
Business start-up training services	(142)	(173)	(776)
Sale of learning simulation software	—	—	(700)
Unallocated corporate expenses	(2,956)	(3,225)	(3,253)
Total operating costs and expense:
Online education services	(67,745)	(76,395)	(79,078)
Business start-up training services	(2,192)	(2,120)	(3,379)
Sale of learning simulation software	—	—	(3,919)
Unallocated corporate expenses	(2,956)	(3,225)	(3,253)
Other operating income:
Online education services	253	224	570
Business start-up training services	—	—	2
Sale of learning simulation software	—	—	234
Operating income (loss):
Online education services	26,966	28,316	31,629
Business start-up training services	546	1,570	998
Sale of learning simulation software	—	—	(649)
Unallocated corporate expenses	(2,956)	(3,225)	(3,253)

Fiscal Year Ended September 30, 2016 Compared to Fiscal Year Ended September 30, 2015

Net Revenues of Reportable Segments

Online education services. Net revenue from online education services increased by 5.4% to $110.1 million in the fiscal year ended September 30, 2016 from $104.5 million in the fiscal year ended September 30, 2015. This increase was primarily due to the factors discussed in “Item 5.A. Operating and Financial Review and Prospects – Operating Results –Fiscal Year Ended September 30, 2016 Compared to Fiscal Year Ended September 30, 2015- Net Revenues- Online education services, and Books and reference materials”. This increase was partially offset by decreased revenue in our “Tax School” program and offline professional training services.

Business start-up training services. Net revenue from business start-up training services increased by 18.6% to $4.4 million in the fiscal year ended September 30, 2016 from $3.7 million in the fiscal year ended September 30, 2015. This increase was primarily due to revenue generated from training services in Shanghai and Tianjin.

Sale of learning simulation software. Net revenue from the sale of learning simulation software was $3.0 million for the period from May 1, 2016 to September 30, 2016. This segment was acquired by us in May 2016.

Operating Costs and Expenses of Reportable Segments

Cost of sales

Online education services. Cost of sales for online education services increased by 3.4% to $44.5 million in the fiscal year ended September 30, 2016 from $43.0 million in the fiscal year ended September 30, 2015. This increase was primarily due to increased salaries and related expenses, cost of books and reference materials, and rental and related expenses. This increase was partially offset by decreased fees paid to our course lecturers and business tax related to intercompany transactions.

Business start-up training services. Cost of sales for business start-up training services increased by 41.9% to $1.9 million in the fiscal year ended September 30, 2016 from $1.4 million in the fiscal year ended September 30, 2015. This increase was primarily due to increased salaries and related expenses, and other miscellaneous expenses.

Sale of learning simulation software. Cost of sales for the sale of learning simulation software was $1.9 million for the period from May 1, 2016 to September 30, 2016. This segment was acquired by us in May 2016.

Selling expenses

Online education services. Selling expenses for online education services decreased by 4.4% to $22.6 million in the fiscal year ended September 30, 2016 from $23.6 million in the fiscal year ended September 30, 2015. This decrease was primarily due to decreased commission paid to sales agents. This decrease was partially offset by increased marketing and promotional activities, salaries and related expenses, and rental and related expenses.

Business start-up training services. Selling expenses for business start-up training services increased by 15.2% to $0.7 million in the fiscal year ended September 30, 2016 from $0.6 million in the fiscal year ended September 30, 2015. This increase was primarily due to increased salaries and related expenses.

Sale of learning simulation software. Selling expenses for the sale of learning simulation software was $1.3 million for the period from May 1, 2016 to September 30, 2016. This segment was acquired by us in May 2016.

General and administrative expenses

Online education services. General and administrative expenses for online education services increased by 22.8% to $12.0 million in the fiscal year ended September 30, 2016 from $9.8 million in the fiscal year ended September 30, 2015. This increase was primarily due to increased salaries and related expenses, rental and related expenses, depreciation, and share-based compensation expenses.

Business start-up training services. General and administrative expenses for business start-up training services increased by 348.6% to $0.8 million in the fiscal year ended September 30, 2016 from $0.2 million in the fiscal year ended September 30, 2015. This increase was primarily due to increased salaries and related expenses, and professional fees associated with the listing of Zhengbao Yucai on the New Third Board.

Sale of learning simulation software. General and administrative expenses for the sale of learning simulation software was $0.7 million for the period from May 1, 2016 to September 30, 2016. This segment was acquired by us in May 2016.

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated internally. On March 11, 2014, we completed a follow-on public offering of ADSs by us and certain selling shareholders. Through the follow-on public offering we issued and sold 1,500,000 ADSs at the price of $21.00 per ADS. The net proceeds received by us, after deducting underwriting discounts and commissions and listing expenses payable by us, amounted to approximately $29.1 million. As of September 30, 2014, 2015 and 2016, we had approximately $140.4 million, $138.9 million and $70.5 million in cash and cash equivalents, bank term deposits, restricted cash, and short-term investments, respectively. As of September 30, 2016, our cash and cash equivalents of $53.7 million primarily consisted of cash on hand and bank deposits, and are deposited with banks in China, Hong Kong and United States. We intend to finance our future working capital requirements and capital expenditures in our normal course of business from net cash generated from operating activities, existing cash and cash equivalents. We believe that our working capital is sufficient for our present requirements. We do, however, expect to spend money on the further development of our “Chinaacc” and “med66.com” brands and other brands in the disciplines for which we offer courses, and strategic acquisition and investment opportunities. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — We may need additional capital but may not be able to obtain it on acceptable terms or at all.”

Our PRC subsidiaries and consolidated affiliated entities, in the aggregate, held RMB450.7 million ($67.6 million) in cash and cash equivalents, bank term deposits, restricted cash and short-term investments, as of September 30, 2016. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, please see “Risk Factors — Risks Relating to Conducting Business in China — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits”, and “— Restrictions on currency exchange may limit the ability of our PRC subsidiaries and affiliated entities to finance their activities.”

Our PRC subsidiaries and our consolidated affiliated entities generally earn their revenues in Renminbi which is not a freely convertible currency. Although our PRC subsidiaries generally may convert Renminbi into foreign currency to pay dividends, our PRC subsidiaries must follow specific procedural requirements which could result in delay or which could change in the future. In addition, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. Pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. As a result of these PRC restrictions, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to CDEL Cayman (either in the form of dividends, loans or advances), which restricted portion as calculated under US GAAP amounted to approximately RMB148.9 million ($23.4 million) and RMB160.5 million ($24.1 million), respectively, as of September 30, 2015 and September 30, 2016.

We are a holding company incorporated under the laws of the Cayman Islands. We derive a substantial majority of our income from the business operation of our PRC subsidiaries and consolidated affiliated entities in China. Since January 1, 2008, dividends derived by foreign enterprises from business operations in China is subject to a withholding tax rate of 10% unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.4 million, $0.5 million and $0.5 million have been made in the fiscal years ended September 30, 2014, 2015 and 2016, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. The economic benefits of our PRC consolidated affiliated entity, Beijing Champion, are mainly transferred to our PRC subsidiaries Champion Education Technology and Champion Technology through payment of service fees and licensing fees under the Software License Agreement, Courseware Production Entrustment Agreement, Technical Support and Consultancy Services Agreement and Courseware License Agreement entered into between Beijing Champion, Champion Education Technology and Champion Technology. Such service fees and licensing fees are subject to VAT and related surcharges. Upon receipt of such fees, they will become a portion of revenues for Champion Education Technology and Champion Technology and can be remitted to the Cayman Islands holding company in the form of dividend distribution. Our other PRC consolidated affiliated entity, Champion Healthcare Education has not started conducting any business to date. As a result, no economic benefits of Champion Healthcare Education is available for transfer to our PRC subsidiary, Zhongxi Healthcare Education.

We used part of our cash towards a share repurchase program we implemented from August 18, 2015 to August 17, 2016. The program authorized us to repurchase up to $40.0 million worth of our issued and outstanding ADSs from time to time in open market transactions on the NYSE. For more details, see “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” In the fiscal year ended September 30, 2016, we repurchased 2,831,615 ADSs on the open market for a consideration of $36.7 million.

The following table summarizes our cash flows in the fiscal years ended September 30, 2014, 2015 and 2016:

	For the Year Ended September 30,
	2014	2015	2016
	$	$	$
	(In thousands)
Net cash generated from operating activities	44,093	37,779	38,969
Net cash (used in) investing activities	(24,180)	(4,311)	(34,023)
Net cash (used in) generated from financing activities	26,115	(29,887)	(62,866)
Exchange rate effect on cash and cash equivalents	128	(3,757)	(6,302)
Net (decrease) increase in cash and cash equivalents	46,156	(176)	(64,222)
Cash and cash equivalents at beginning of the year	71,919	118,075	117,899
Cash and cash equivalents at end of the year	118,075	117,899	53,677

CDEL Cayman, our ultimate holding company, may rely on dividends and other distributions on equity paid by our PRC subsidiaries for its cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. See Note 17 to our consolidated financial statements included in this annual report.

Operating activities

Net cash of $39.0 million generated from operating activities in the fiscal year ended September 30, 2016 was primarily attributable to (i) net income before non-cash items including share-based compensation expenses, depreciation and amortization, reduction in provision of obsolete inventories and reduction in allowance for doubtful accounts, (ii) increase in accrued expenses and other liabilities of $3.8 million, (iii) increase in income tax payable of $0.9 million, and (iv) increase in deferred revenue of $8.2 million. The increase in operating cash flow was partially offset by (i) increase in prepayments and other assets of $0.8 million, (ii) increase in other non-current assets of $1.2 million, and (iii) decrease in refundable fees of $4.2 million.

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

Investing activities

Net cash of $34.0 million used in investing activities in the fiscal year ended September 30, 2016 was primarily attributable to (i) acquisition of Xiamen NetinNet of $29.7 million (net of cash acquired), (ii) strategic investments of $3.7 million in total in Mayi Investment Management, Amdon, Niuke Technology, and Nurselink Int’1, and (iii) capital expenditure of $3.9 million. The decrease in cash flow was partially offset by the release of term deposits of $4.6 million.

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

Financing activities

Net cash of $62.9 million used in financing activities in the fiscal year ended September 30, 2016 was primarily attributable to (i) payment of a special dividend of $31.1 million, (ii) repurchase of our ADSs on the open market for a consideration of $36.8 million. The decrease in cash flow was partially offset by the proceeds of share issuance of Zhengbao Yucai to selected directors, officers and employees of RMB31.7 million ($4.9 million) in January 2016.

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

Capital Expenditures

We incurred capital expenditures of $2.7 million, $4.9 million and $3.9 million in the fiscal years ended September 30, 2014, 2015 and 2016, respectively. The amount of capital expenditures in the fiscal years ended September 30, 2014, 2015 and 2016 related primarily to our expenditures on property, plant and equipment, and software. From time to time, we may evaluate and make investments, acquisitions or divestments.

We believe that our current cash and cash equivalents, and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in normal course of business for 12 months following the date of this annual report. Our online course platform can support significant growth in course enrollments and is easily adapted for the addition of new courses. We do, however, expect to spend money on the further development of our “Chinaacc” and “med66.com” brands and other brands in the disciplines for which we offer courses, and strategic acquisition and investment opportunities.

In addition, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include, for example, our sales performance, ability to control costs and expenses, choice of financing arrangements and mergers and acquisitions. Any changes in the significant factors affecting our revenues from education services may cause material fluctuations in our cash generated from operations. See “Operating Results — Overview — Specific Factors Affecting Our Results of Operations” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or customer prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. In addition, convertible debt securities would incur significant interest expense. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

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

Inflation

According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 2.0% and 1.4% in the years 2014 and 2015, respectively. Inflation has had some impact on our operations in recent years, particularly in the form of higher salaries for our lecturers, and employees. For more details, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Description of Key Line Items — Cost of Sales, Selling Expenses, and General and Administrative Expenses.” We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our fees to mitigate the impact of inflation on our results of operations.

C. Research and Development, Patents and Licenses, Etc.

Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2016 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2016:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(In thousands of $)
Operating lease obligations (1)	8,300	5,562	2,523	215	—	—
Others (2)	163	—	—	—	—	163
Short term borrowing (3)	15,551	15,551	—	—	—	—
Total	24,014	21,113	2,523	215	—	163

(1)	Our operating lease obligations primarily relate to our leased servers and bandwidth as well as our leased offices and staff quarters in China and Hong Kong. The office and staff quarter leases expire at different times over the period from the date of this annual report through 2021 and will become subject to renewal. We will evaluate the need to renew each office and staff quarter lease on a case-by-case basis prior to its expiration.
(2)	Liabilities for unrecognized tax benefits. The balance disclosed under “Others” represents liabilities for which reasonable estimates about the timing of the payment cannot be made.
(3)	CDEL Cayman drew down a loan of RMB103.6 million from a bank. The loan is effective from June 24, 2015 to June 24, 2016 for a period of 12 months. The loan was renewed and extended to June 24, 2017.

Indebtedness

On June 22, 2015, CDEL Cayman entered into a loan agreement with a bank for a RMB300 million ($45.0 million) 3-year revolving term loan facility. RMB103.6 million ($15.5 million) of the facility was drawn down on June 24, 2015 with a 3.625% annual interest rate for a term of 12 months. The facility was secured by a term deposit of RMB103.6 million ($15.5 million) provided by Champion Technology. The loan was renewed and extended to June 24, 2017 with a 3.0% annual interest rate, subject to adjustment each quarter. The loan was replaced by a loan of $14.9 million from the same bank on December 23, 2016 with a 1.99706% annual interest rate, subject to adjustment each quarter. Additional term deposit of RMB11.6 million ($1.7 million) was provided by Champion Technology as a security for such new loan. In addition, $15.0 million of the facility was drawn down on December 23, 2016 with a 1.99706% annual interest rate, subject to adjustment each quarter, for a term of 12 months. The facility was secured by a term deposit of RMB116.7 million ($17.5 million) provided by Champion Technology.

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

Name	Age	Position
Zhengdong Zhu	49	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	50	Deputy Chairman of the Board of Directors
Feijia Ji	43	Senior Executive Vice President, Director
Xiaoshu Chen	54	Independent Director
Annabelle Yu Long	44	Independent Director
Liankui Hu	67	Independent Director
Carol Yu	55	Independent Director
Mark Marostica	55	Co-Chief Financial Officer
Philip Chan	46	Co-Chief Financial Officer

Zhengdong Zhu is co-founder, chairman of the board and chief executive officer of our company and is responsible for the overall management operations and strategic direction of our company. Prior to co-founding our company in 1998, Mr. Zhu worked at the Beijing Huake Hi-Tech Co., Ltd., a communications products and computer facilities company, as an engineer, manager of network department and vice general manager in charge of marketing and sales from 1995 to 1998. From 1989 to 1995, Mr. Zhu worked as an engineer in the area of electronic communications technology at the research department of North China Institute of Electro-Optics Technology. Mr. Zhu graduated from the Radio Engineering Department of the Southeast University in China with a bachelor’s degree in radio engineering in 1989, and obtained a graduate certificate from the management science department in Sichuan University in China in 2001. Mr. Zhu received his EMBA degree from Tsinghua University in 2011. Mr. Zhu and Ms. Baohong Yin, our director and deputy chairman, are husband and wife.

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

Feijia Ji is senior executive vice president of our company. From 1996 to 2000, Mr. Ji worked as a marketing manager at the Beijing Huake Hi-Tech Co., Ltd. From 1995 to 1996, Mr. Ji worked as a business manager at Huayou Beijing Service Corporation. Mr. Ji graduated from Beijing Xicheng Workers University in 1996. Mr. Ji received his EMBA degree from Tsinghua University in 2016.

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

Annabelle Yu Long is an independent director of our company. Ms. Long currently serves as a member of Bertelsmann Group Management Committee, Chief Executive Officer of Bertelsmann China Corporate Center and Managing Partner of Bertelsmann Asia Investments. Formerly, Ms. Long was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. From 1996 to 2003, Ms. Long was a Producer and Lead Anchor for the Sichuan Broadcasting Group. From 1994 to 1996 she was a Producer and host for Chengdu People’s Radio Broadcasting. Ms. Long is an active member of the World Economic Forum’s Young Global Leaders Advisory Council and is also a member of its Global Agenda Council on the Future of Media, Entertainment & Information. In addition, she is a member of the Stanford Graduate School of Business Advisory Council. Ms. Long serves on the Board of Directors of both Coach Inc. (NYSE: COH) and BitAuto (NYSE: BITA).

Liankui Hu is an independent director of our company. He had served as chairman on the boards of directors of the following technology companies since 1998 to 2016, Beijing Teamsun Technology Co., Ltd., and Beijing Huasun Mingtian Technology Co. Ltd. From 1987 to 1998, Mr. Hu had worked for the Sixth Electronics Institute of the Ministry of Information Industry as deputy president, for Beijing Shenyan System Co., Ltd. as general manager, and for Beijing Huasun Computer Co., Ltd. as general manager. He was a lecturer in School of Economics and Management, Tsinghua University in China from 1985 to 1987. Mr. Hu received his bachelor’s degree in engineering from Radio Engineering Department of Tsinghua University in 1982, and his master’s degree from School of Economics and Management of Tsinghua University in 1985.

Carol Yu is an independent director of our company. From 2004 to 2016, Ms. Yu served as President and Chief Financial Officer of Sohu.com Inc. an internet company listed on Nasdaq, as well as Co-Chief Executive Officer of Changyou.com Limited, Sohu’s Nasdaq-listed gaming subsidiary. Prior to joining Sohu, Ms. Yu worked at Donaldson Lufkin & Jenrette Securities Corporation and Arthur Andersen & Co. Ms. Yu obtained her bachelor’s degree in accounting from The Hong Kong Polytechnic University.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2016, we and our subsidiaries paid aggregate cash compensation of approximately $0.9 million to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Options, Restricted Shares and Share Incentive Plans

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009 and May 21, 2012, respectively, our 2008 Performance Incentive Plan, or the New Plan. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is 23,642,518 ordinary shares as of September 30, 2016, plus an automatic annual increase on October 1 of each calendar year commencing from October 1, 2016, by an amount equal to the lesser of (i) 2% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 2,850,000 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors.

Under the Prior Plan, we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2016. Pursuant to the New Plan, we had granted options for the purchase of a total of 5,962,500 ordinary shares and issued 1,299,515 restricted shares to five non-executive directors, officers and selected employees as of September 30, 2016. As of December 31, 2016, there were outstanding options to purchase 2,140,600 ordinary shares, out of which options to purchase approximately 980,600 ordinary shares have vested under their current terms. We expect to recognize share-based compensation expenses for the remaining vesting period of the outstanding options and restricted shares, which may continue to impact our future results of operations. During the fiscal years of September 30, 2014, 2015 and 2016, we recognized share-based compensation expenses of $0.5 million, $1.8 million and $2.0 million, respectively.

On September 27, 2011 and November 11, 2015, we determined to provide three-year interest free, full recourse loans to employees and lecturers to exercise their options. On August 13, 2014, August 18, 2015 and August 23, 2016, we determined to extend part of the loan due on December 4, 2014, November 27, 2015 and October 31, 2016 for an additional three years to December 4, 2017, November 27, 2018 and October 31, 2019, respectively. As of September 30, 2016, 7,910,668 options had been exercised using this facility, amounting to a total loan amount of $6.5 million. The outstanding balance of the loan was $3.7 million as of September 30, 2016.

On November 18, 2014 and November 11, 2015, we declared a cash dividend of $0.20, and $0.225 per ordinary share on our outstanding shares to shareholders of record as of the close of trading on January 6, 2015 and January 6, 2016, respectively, and reduced the exercise price of all our outstanding options under our Prior Plan and New Plan by the same amount per share accordingly.

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

The table below sets forth the options and restricted shares issued to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share	Date of Grant or Issue	Vesting Start Date	Date of Expiration

Carol Yu

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

Baohong Yin

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

Xiaoshu Chen

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

Annabelle Yu Long

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

Liankui Hu

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2013	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

Feijia Ji	Options	80,000 ordinary shares	$3.3175*	November 18, 2014	The vesting period is four years, with four equal annual installments	November 17, 2024

Mark Marostica	restricted ordinary shares	542,372 ordinary shares	not applicable	January 12, 2015	The vesting period is four years, with 25% vesting on the first anniversary of the issue date and the remaining 75% vesting in six substantially equal semi-annual installments.	not applicable

Philip Chan	Options	320,000 ordinary shares	$3.3175*	November 18, 2014	The vesting period is four years, with four equal annual installments	November 17, 2024

*	In connection with our declaration of special cash dividend of $0.20, and $0.225 per share on November 18, 2014, and November 11, 2015, respectively, we reduced the exercise price of the options by the same amount per share.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum of association and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

Terms of Directors

We currently have a board of seven directors divided into class A, class B and class C directors. Mr. Feijia Ji is the class A director. The class B directors are Ms. Baohong Yin, Ms. Annabelle Yu Long and Mr. Xiaoshu Chen. The class C directors are Mr. Zhengdong Zhu, Ms. Carol Yu and Mr. Liankui Hu. One third of the directors (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) will retire from office and stand for election every year at our annual general meeting of shareholders on a rotating basis. At our 2016 annual general meeting, Ms. Annabelle Yu Long and Mr. Xiaoshu Chen were re-elected as class B directors. Our chief executive officer, which currently is Mr. Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year. There are no director service contracts with us or any of our subsidiaries and affiliated entities providing for benefits upon termination of employment.

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

D. Employees

We had 1,309, 1,379 and 1,568 full-time employees as of September 30, 2014, 2015 and 2016, respectively. In addition to the above full-time employees, we had 158 part-time employees as of September 30, 2016, of whom 148 are tutors.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries and affiliated entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $5.3 million, $6.4 million and $7.1 million for the fiscal years ended September 30, 2014, 2015 and 2016, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $2,400, $2,800 and $2,700 for the fiscal years ended September 30, 2014, 2015 and 2016, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for employees in United States. The total amount for our United States employee benefits was approximately $5,100, $6,800 and $6,500 for the fiscal years ended September 30, 2014, 2015 and 2016, respectively.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of January 18, 2017, the latest practicable date by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Zhengdong Zhu (3)	53,140,937	40.34%
Baohong Yin (4)	53,140,937	40.34%
Xiaoshu Chen (5)	2,119,800	1.61%
Mark Marostica	*	*
Philip Chan	*	*
Feijia Ji	*	*
Annabelle Yu Long	*	*
Liankui Hu	*	*
Carol Yu	*	*
Directors and Executive Officers Combined	56,038,109	42.54%
Principal Shareholders:
Champion Shine Trading Limited (6)	52,970,937	40.21%
YM Investment Limited, Managecorp Limited and Ms. Veronica Lam Lai Ming (7)	24,600,316	18.67%

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after January 18, 2017.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after January 18, 2017. The total number of ordinary shares outstanding as of January 18, 2017 is 131,729,773.
(3)	Includes (i) 46,415,325 ordinary shares and 1,638,903 ADSs representing 6,555,612 ordinary shares held by Champion Shine Trading Limited, (ii) 90,000 ordinary shares held by Baohong Yin, and (iii) 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.
(4)	Includes (i) 46,415,325 ordinary shares and 1,638,903 ADSs representing 6,555,612 ordinary shares held by Champion Shine Trading Limited, (ii) 90,000 ordinary shares held by Baohong Yin, and (iii) 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin. Zhengdong Zhu is the sole shareholder of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares held by Zhengdong Zhu. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

(5)	Includes (i) 1,899,800 ordinary shares held by Jetlong Investments Limited, (ii) 140,000 ordinary shares held by Xiaoshu Chen, and (iii) 80,000 ordinary shares issuable upon exercise of options held by Xiaoshu Chen. Jetlong Investments Limited is a British Virgin Islands company whose sole shareholder and sole director is Xiaoshu Chen. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.
(6)	Includes 46,415,325 ordinary shares and 1,638,903 ADSs representing 6,555,612 ordinary shares held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Zhengdong Zhu. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.
(7)	The number of ordinary shares beneficially owned is as of February 11, 2016 as reported in a Schedule 13D filed by YM Investment Limited, Managecorp Limited and Ms. Veronica Lam Lai Ming on February 11, 2016. The business address YM Investment Limited reported on the Schedule 13D is Suite 6211-12, 62nd Floor, The Center, 99 Queen’s Road, Central, Hong Kong. The business address of Managecorp Limited reported on the Schedule 13D is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. The residential address of Ms. Veronica Lam Lai Ming reported on the Schedule 13D is Flat A on 43 Floor of South Tower 8, Resident Bel-Air, Island South, 38 Bel-Air Avenue, Hong Kong.

As of September 30, 2016, of the 131,729,773 issued and outstanding ordinary shares, approximately 63.37% of those ordinary shares are held in the U.S., all under one registered holder of record.

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

Historical Changes in Shareholdings of our Major Shareholders

Due to a restructuring of the structure of Mr. Zhengdong Zhu’s holding vehicles, on August 3, 2016 and September 23, 2016, Champion Education Holdings Limited transferred to Champion Shine Trading Limited 20,000,000 Ordinary Shares and 26,396,800 Ordinary Shares respectively, as a result of which Champion Education Holdings Limited ceased to hold any share in us.

On November 21, 2016, Champion Shine Trading Limited and Capitallink Spring Limited, a company incorporated under the laws of the British Virgin Islands, executed a Charge over Shares (the “Share Charge”). Pursuant to the Share Charge, Champion Shine Trading Limited has pledged 9,396,800 of our ordinary shares held by it, or 7.1% of the outstanding share capital (assuming 131,729,773 ordinary shares outstanding). The charged shares serve as security for the payment and discharge of the obligations of either Champion Shine Trading Limited or its sole shareholder Zhengdong Zhu to either Capitallink Spring Limited or Jiaxing Capitallink Zhengbao Investment LLP, a limited partnership organized under the laws of the PRC under or in connection with the transactions contemplated by an Investment Cooperation Agreement dated November 21, 2016, as amended (the “Investment Agreement”), among Zhengdong Zhu, Jiaxing Capitallink Zhengbao Investment LLP, and other parties thereto.

In the period from January 1, 2014 until January 18, 2017, Champion Shine Trading Limited sold an aggregate of 8,768,640 ordinary shares as represented by 2,192,160 ADSs in the open market.

In the period between February 2014 and February 2016, YM Investment Limited acquired an aggregate of 1,084,856 ordinary shares as represented by 271,214 ADS in the open market.

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

Dividend Policy

On November 18, 2014, November 11, 2015 and November 29, 2016, our board of directors approved and declared a special cash dividend of $0.20, $0.225 and $0.1125 per ordinary share on our outstanding ordinary shares to shareholders of record as of the close of trading on January 6, 2015, January 6, 2016 and January 6, 2017, respectively. Holders of ADSs were accordingly entitled to the cash dividend of $0.80, $0.90 and $0.45 per ADS, respectively.

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

Our Board of Directors will, on a yearly basis or on a more frequent basis, if necessary, consider continuing to pay cash dividends in the future. Any future determination to pay dividends, if any, will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions, market conditions and other factors our board of directors may deem relevant.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details.

Price Range of Our ADSs

The following table sets forth the monthly high and low trading prices of our ADSs on the NYSE for the periods indicated:

	High	Low
Annual Highs and Lows
Fiscal Year 2012	$4.15	$1.80
Fiscal Year 2013	$11.49	$3.08
Fiscal Year 2014	$28.75	$10.66
Fiscal Year 2015	$22.00	$7.85
Fiscal Year 2016	$16.96	$8.97
Quarterly Highs and Lows
First Fiscal Quarter of 2015	$18.78	$12.31
Second Fiscal Quarter of 2015	$19.48	$14.65
Third Fiscal Quarter of 2015	$22.00	$15.23
Fourth Fiscal Quarter of 2015	$16.33	$7.85
First Fiscal Quarter of 2016	$16.96	$12.37
Second Fiscal Quarter of 2016	$15.07	$10.12
Third Fiscal Quarter of 2016	$15.46	$8.97
Fourth Fiscal Quarter of 2016	$13.42	$10.12
Monthly Highs and Lows
2016
August	$12.12	$10.30
September	$13.42	$10.89
October	$13.83	$12.62
November	$13.70	$13.01
December	$13.79	$10.01
January (through January 20, 2017)	$11.82	$9.94

On January 20, 2017, the closing sale price of our ADSs as reported on the NYSE was $10.04 per ADS.

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

Dividend Distributions

See “Item 8.A. Financial Information — Consolidated statements and other financial information — Dividend Policy” in connection with our policy regarding dividend distributions. See also “Item 3.D. Key Information — Risk Factors — Risks Relating to Our ADSs — You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties, except for a dual tax treaty entered into with the United Kingdom in 2010. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares to U.S. Holders (as defined below) who hold their ADSs or ordinary shares as capital assets. This discussion does not address any aspect of the U.S. federal gift or estate tax, the state, local or non-U.S. tax or the Medicare tax consequences of an investment in our ADSs and ordinary shares. In addition, this discussion does not apply to U.S. Holders who are subject to special rules, such as:

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

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion is based in part, upon the assumption that the deposit agreement and any related agreement will be performed in accordance with their terms.

Prospective investors are urged to consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

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

Dividends on ADSs and ordinary shares; foreign tax credits

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

Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends should generally constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own tax advisors as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

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

Passive Foreign Investment Company

In general, we will be classified as a passive foreign investment company, or PFIC, in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the asset test: (a) any cash and cash invested in short-term, interest-bearing, debt instruments or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated by reference to our market capitalization.

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended September 30, 2016. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is calculated by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in any future taxable year.

If we were a PFIC for any taxable year during which you hold ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, (which gain would be treated as ordinary income) regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to have disposed of, your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

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

If we are a PFIC in any year, as a U.S. Holder, you will generally be required to file an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. If we are or become a PFIC, you should consult with your tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares. If we are a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. If you were to make this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between your adjusted tax basis in the ADSs and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

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

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4.C. Information on the Company — Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, also relates to our interest expenses incurred by bank borrowings, as of the date of this annual report. We have not used derivative financial instruments in our portfolio. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations and our future interest expenses may be out of expectation due to changes in market interest rates.

Foreign Currency Risk

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect our financial results in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. The value of the Renminbi depreciated approximately 5.8% against the U.S. dollar in 2015, and from December 31, 2015 through January 13, 2017, the value of Renminbi further depreciated approximately 6.1% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $2.1 million as of September 30, 2016 into Renminbi at the exchange rate of $1.00 for RMB6.6685 as of September 30, 2016, this cash balance would have been RMB13.7 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB13.6 million as of September 30, 2016.

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

Fees and Other Direct and Indirect Payments Made by the Depositary

Since the commencement of our most recent fiscal year, we have received the following direct and indirect payments in the amounts of $0.3 million for expenses incurred by us relating to the ADR program, including professional fees related to the ADR program, and share cancellation fee.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and co-chief financial officers, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and co-chief financial officers have concluded that, as of September 30, 2016, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our co-chief financial officers, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of September 30, 2016.

Our management excluded Xiamen NetinNet, the businesses of which we acquired and took control of in May 2016, from its assessment of internal control over financial reporting as of September 30, 2016 due to a lack of adequate time for the assessment.

The total assets of Xiamen NetinNet as of September 30, 2016 were $42.0 million, representing approximately 28.2% of the total assets in our consolidated balance sheet as of September 30, 2016. The total revenues of Xiamen NetinNet were $3.0 million, representing approximately 2.6% of total net revenues in our consolidated statement of operations for the year ended September 30, 2016.

Our independent registered public accounting firm has audited our internal control over financial reporting as of September 30, 2016 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of China Distance Education Holdings Limited

We have audited the internal control over financial reporting of China Distance Education Holdings Limited (the “Company”), its subsidiaries, variable interest entities and the subsidiaries of their variable interest entities (collectively, the “Group”) as of September 30, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Xiamen NetinNet Software Co., Ltd. (“Xiamen NetinNet”), which was acquired on May 3, 2016 and whose financial statements constitute 66.6 % and 28.2% of net and total assets, respectively, 2.6% of revenues, and -0.9% of net income of the consolidated financial statement amounts as of and for the year ended September 30, 2016. Accordingly, our audit did not include the internal control over financial reporting at Xiamen NetinNet. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of September 30, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 30, 2016 of the Group and our report dated January 25, 2017 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

January 25, 2017

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, in the fiscal year ended September 30, 2015 and 2016, respectively.

	Fiscal Year ended September 30,
	2015		2016
	RMB	US$	RMB	US$
Audit fees (1)	3,601,020	585,200	3,901,330	604,707
Audit-related fees (2)	1,939,010	314,800	2,098,670	325,293
Tax fees (3)	70,000	11,376	70,000	10,850

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.
(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings.
(3)	“Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 18, 2015, we adopted and publicly announced a share repurchase program approved by our board of directors. The program authorized us to repurchase up to $10.0 million worth of our issued and outstanding ADSs from time to time in open market. The share repurchase program had an initial one-year term and expired on August 17, 2016. Our board of directors subsequently raised the repurchase quota on November 11, 2015 by additional $10.0 million of our ADSs and on February 24, 2016 by another $20.0 million of our ADSs (which makes the total repurchase quota under the share repurchase program $40.0 million ADSs). In August, 2016, we concluded the share repurchase program. During the period of the share repurchase plan, we repurchased 3,115,924 ADSs on the open market for a consideration of $40.0 million.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet be Purchased Under the Program
08/01/2015 – 08/31/2015	—	—	—	$	10.0 million
09/01/2015 – 09/30/2015	284,309	11.6946	284,309	$	6.7 million
10/01/2015 – 10/31/2015	255,258	13.5284	255,258		3.2 million
11/01/2015 – 11/30/2015	254,042	15.1893	254,042		9.4 million
12/01/2015 – 12/31/2015	176,000	14.8404	176,000		6.8 million
01/01/2016 – 01/31/2016	151,600	12.8432	151,600		4.8 million
02/01/2016 – 02/29/2016	150,677	11.6341	150,677		23.1 million
03/01/2016 – 03/31/2016	320,279	14.0018	320,279		18.6 million
04/01/2016 – 04/30/2016	405,669	14.5578	405,669		12.7 million
05/01/2016 – 05/31/2016	312,575	13.8813	312,575		8.3 million
06/01/2016 – 06/30/2016	415,305	9.9780	415,305		4.2 million
07/01/2016 – 07/31/2016	351,122	10.7269	351,122		0.4 million
08/01/2016 – 08/31/2016	39,088	10.4960	39,088		—
09/01/2016 – 09/30/2016	—	—	—		—

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	—Form of Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant*

2.1	—Form of Ordinary Share Certificate.*

2.2	—Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary. (1)

2.3	—Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2). (1)

2.4	—Restricted Issuance Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary, dated August 16, 2010.***

4.1	—Technical Support and Consultancy Services Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 1, 2004.*

4.2	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd and Zhengdong Zhu, dated May 1, 2004.*

4.3	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated May 1, 2004.*

4.4	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Zhengdong Zhu, dated May 9, 2004.*

4.5	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Baohong Yin, dated May 9, 2004.*

4.6	—Courseware License Agreement between Beijing Champion Hi-Tech Co., Ltd. and Beijing Champion Distance Education Technology Co., Ltd., dated August 1, 2004.*

4.7	—Software License Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.8	—Courseware Production Entrustment Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.9	—Letter of Undertaking from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., dated February 13, 2008.*

4.10	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated February 13, 2008.*

4.11	—Declaration Letter by Zhengdong Zhu, dated March 24, 2008.*

4.12	—Declaration Letter by Baohong Yin, dated March 24, 2008.*

4.13	—Power of Attorney by Zhengdong Zhu, dated March 25. 2008.*

4.14	—Power of Attorney by Baohong Yin, dated March 25, 2008.*

4.15	—Notice from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., Zhengdong Zhu and Baohong Yin, dated March 25, 2008.*

4.16	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to the Registrant, dated March 25, 2008.*

4.17	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated March 25, 2008.*

4.18	—Form confidentiality and non-competition agreement.*

4.19	—Incentive share plan.*

4.20	—2008 Performance Incentive Plan.*

4.21	—Amended and Restated 2008 Performance Incentive Plan (dated February 16, 2009).**

4.22	—Amended and Restated 2008 Performance Incentive Plan (dated May 21, 2012).****

4.23	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Zhengdong Zhu, dated December 31, 2008.**

4.24	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated December 31, 2008.**

4.25	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Zhengdong Zhu and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013.****

4.26	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Baohong Yin and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013.****

4.27	—Spousal Consent Letter by Zhengdong Zhu, dated January 30, 2013.****

4.28	—Spousal Consent Letter by Baohong Yin, dated January 30, 2013.****

4.29	—Exclusive Business Cooperation Agreement between Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. and Beijing Champion Healthcare Education Technology Co., Ltd., dated December 28, 2015.******

4.30	—Equity Pledge Agreement among Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., Zhengdong Zhu and Baohong Yin, dated December 28, 2015.******

4.31	—Exclusive Option Agreement among Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., Beijing Champion Healthcare Education Technology Co., Ltd., Zhengdong Zhu and Baohong Yin, dated December 28, 2015.******

4.32	—Power of Attorney by Zhengdong Zhu, dated December 28. 2015.******

4.33	—Power of Attorney by Baohong Yin, dated December 28. 2015.******

4.34	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., dated December 28. 2015. ******

4.35	—Letter of Undertaking from Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. to Beijing Champion Healthcare Education Technology Co., Ltd., dated December 28. 2015.******

4.36	—Tri-party Agreement re VIE Structure among Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., Zhengdong Zhu, Baohong Yin and Beijing Champion Healthcare Education Technology Co., Ltd., dated December 28. 2015.******

4.37	—Spouse Consent Letter by Zhengdong Zhu, dated December 28. 2015.******

4.38	—Spouse Consent Letter by Baohong Yin, dated December 28. 2015.******

8.1	—Subsidiaries of Registrant.

11.1	—Code of Business Conduct and Ethics of the Registrant.*

12.1	—CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	—Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

15.2	—Consent of Jingtian & Gongcheng.

101.INS	—XBRL Instance Document

101.SCH	—XBRL Taxonomy Extension Schema Document

101.CAL	—XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	—XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	—XBRL Taxonomy Extension Label Linkbase Document

101.PRE	—XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-152167), as amended.
**	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2008.
***	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2011.
****	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2012.
*****	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2013.
******	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2015.
(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-152345) filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Distance Education Holdings Limited

/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: January 25, 2017

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

China Distance Education Holdings Limited

Beijing, the People’s Republic of China

We have audited the accompanying consolidated balance sheets of China Distance Education Holdings Limited, its subsidiaries, variable interest entities and the subsidiaries of their variable interest entities (collectively, the “Group”) as of September 30, 2015 and 2016, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended September 30, 2016. Our audits also included the financial statement schedule listed in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2015 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of September 30, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 25, 2017 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

January 25, 2017

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2015	2016
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	117,899	53,677
Term deposits	4,720	—
Restricted cash	16,312	15,547
Short-term investments	—	1,278
Accounts receivable, net of allowance for doubtful accounts of US$158 and US$661 as of September 30, 2015 and 2016, respectively	2,800	5,454
Inventories	871	971
Prepayment and other current assets	4,853	5,893
Amount due from a related party	103	208
Deferred tax assets, current portion	1,508	1,676
Deferred cost	1,163	1,118

Total current assets	150,229	85,822

Non-current assets
Property, plant and equipment, net	12,916	13,908
Goodwill	7,429	29,392
Other intangible assets, net	1,078	11,675
Deposit for purchase of non-current assets	93	1,116
Long-term investments	—	3,079
Other non-current assets	2,375	3,928

Total non-current assets	23,891	63,098

Total assets	174,120	148,920

LIABILITIES AND EQUITY
Current liabilities
Bank borrowing	16,467	15,551
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$24,129 and US$26,279 as of September 30, 2015 and 2016, respectively)	25,993	30,564
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,474 and US$3,353 as of September 30, 2015 and 2016, respectively)	4,453	5,308
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$29,540 and US$35,437 as of September 30, 2015 and 2016, respectively)	29,563	36,332
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$5,245 and US$862 as of September 30, 2015 and 2016, respectively)	5,245	862

Total current liabilities	81,721	88,617

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2015	2016
	US$	US$
Non-current liabilities
Deferred tax liabilities, non-current portion	1,590	3,831

Total non-current liabilities	1,590	3,831

Total liabilities	83,311	92,448

Commitments and contingencies (Note 20)
Equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2015 and 2016, respectively; Authorized - 500,000,000 and 500,000,000 shares at September 30, 2015 and 2016; Issued and outstanding - 142,406,933 and 131,729,773 shares at September 30, 2015 and 2016, respectively)	14	13
Additional paid-in capital	55,598	15,697
Accumulated other comprehensive income (loss)	2,735	(3,418)
Retained earnings	32,462	32,944

Total China Distance Education Holdings Limited shareholder’s equity	90,809	45,236
Noncontrolling interest (Note 21)	—	11,236

Total equity	90,809	56,472

Total liabilities and equity	174,120	148,920

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data, or otherwise noted)

	Years ended September 30,
	2014	2015	2016
	US$	US$	US$
Sales, net of business tax, value-added tax and related surcharges
Online education services	80,545	88,657	93,923
Books and reference materials	6,392	6,873	8,067
Others	10,259	12,647	15,558

Total net revenues	97,196	108,177	117,548

Cost of sales
Cost of services and others	(35,187)	(41,043)	(43,796)
Cost of tangible goods sold	(4,616)	(3,300)	(4,538)

Total cost of sales	(39,803)	(44,343)	(48,334)

Gross profit	57,393	63,834	69,214
Operating expenses
Selling expenses	(21,445)	(24,186)	(24,517)
General and administrative expenses	(11,645)	(13,211)	(16,778)

Total operating expenses	(33,090)	(37,397)	(41,295)
Other operating income	253	224	806

Operating income	24,556	26,661	28,725
Interest income	2,964	3,513	2,020
Interest expense	(291)	(464)	(555)
Exchange gain	232	737	2,462

Income before income taxes	27,461	30,447	32,652
Income tax expense	(4,052)	(5,874)	(6,150)
Loss from equity method investment	—	—	(91)

Net income	23,409	24,573	26,411
Less: Net income attributable to noncontrolling interest	—	—	121
Net income attributable to China Distance Education Holdings Limited	23,409	24,573	26,290

Net income per share:
Net income attributable to ordinary shareholders
Basic	0.17	0.17	0.19

Diluted	0.17	0.17	0.19

Weighted average shares used in calculating net income per share
Basic	139,613,967	142,720,838	136,497,929

Diluted	140,497,204	143,767,990	138,465,944

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years ended September 30,
	2014	2015	2016
	US$	US$	US$
Net income	23,409	24,573	26,411
Other comprehensive (loss) - change in cumulative foreign currency translation adjustments	(75)	(3,485)	(6,395)

Comprehensive income	23,334	21,088	20,016
Less: comprehensive (loss) attributable to non-controlling interests	—	—	(121)
Comprehensive income attributable to China Distance Education Holdings Limited	23,334	21,088	20,137

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total China Distance Education Holding Limited shareholders’ equity	Noncontrolling interest	Total equity
		US$	US$	US$	US$	US$	US$	US$
Balance as of September 30, 2013	135,532,141	14	46,742	6,295	11,469	64,520	—	64,520
Net income for the year	—	—	—	—	23,409	23,409	—	23,409
Foreign currency translation adjustments	—	—	—	(75)	—	(75)	—	(75)
Repurchase of ordinary shares	—	—	—	—	—	—	—	—
Issuance of new ordinary shares (Note 16)	6,000,000	—	29,088	—	—	29,088	—	29,088
Options exercised	1,095,732	—	491	—	—	491	—	491
Stock-based compensation expense (Note 24)	125,000	—	503	—	—	503	—	503
Dividends (Note 25)	—	—	(286)	—	(19,972)	(20,258)	—	(20,258)
Repayment of loan to optionees in connection with exercise of options	—	—	732	—	—	732	—	732

Balance as of September 30, 2014	142,752,873	14	77,270	6,220	14,906	98,410	—	98,410
Net income for the year	—	—	—	—	24,573	24,573	—	24,573
Foreign currency translation adjustments	—	—	—	(3,485)	—	(3,485)	—	(3,485)
Repurchase of ordinary shares (Note 16)	(1,137,236)	—	(3,333)	—	—	(3,333)	—	(3,333)
Options exercised	123,924	—	18	—	—	18	—	18
Stock-based compensation expense (Note 24)	667,372	—	1,783	—	—	1,783	—	1,783
Dividends (Note 25)	—	—	(21,182)	—	(7,017)	(28,199)	—	(28,199)
Repayment of loan to optionees in connection with exercise of options	—	—	1,042	—	—	1,042	—	1,042

Balance as of September 30, 2015	142,406,933	14	55,598	2,735	32,462	90,809	—	90,809
Net income for the year	—	—	—	—	26,290	26,290	121	26,411
Foreign currency translation adjustments	—	—	—	(6,153)	—	(6,153)	(242)	(6,395)
Repurchase of ordinary shares (Note 16)	(11,326,460)	(1)	(21,289)	—	(15,470)	(36,760)	—	(36,760)
Options exercised	524,300	—	1,659	—	—	1,659	—	1,659
Stock-based compensation expense (Note 24)	125,000	—	2,015	—	—	2,015	—	2,015
Dividends (Note 25)	—	—	(20,800)	—	(10,338)	(31,138)	—	(31,138)
Capital contribution from noncontrolling interest	—	—	—	—	—	—	4,824	4,824
Noncontrolling interest arising from an acquisition	—	—	—	—	—	—	6,533	6,533
Loan to optionees in connection with exercise of options	—	—	(1,663)	—	—	(1,663)	—	(1,663)
Repayment of loan to optionees in connection with exercise of options	—	—	177	—	—	177	—	177

Balance as of September 30, 2016	131,729,773	13	15,697	(3,418)	32,944	45,236	11,236	56,472

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended September 30,
	2014	2015	2016
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	23,409	24,573	26,411
Adjustments to reconcile net income to net cash generated from operating activities:
Stock-based compensation	503	1,783	2,015
Depreciation of property, plant and equipment	1,808	2,034	2,533
Amortization of other intangible assets	592	437	1,116
Change in allowance for doubtful accounts	(517)	(1,008)	(83)
Losses on disposition of property, plant and equipment	112	38	24
Loss from equity method investment	—	—	91
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	2,385	(170)	230
(Increase) decrease in inventories	246	(447)	(125)
(Increase) decrease in prepayments and other assets	327	(1,315)	(843)
(Increase) decrease in deferred tax assets	(370)	547	(108)
(Increase) decrease in deferred cost	635	43	(10)
(Increase) in other non-current assets	(586)	(327)	(1,240)
Increase in accrued expenses and other liabilities	7,944	3,450	3,792
Increase (decrease) in income tax payable	(60)	397	871
Increase in deferred revenue	6,321	7,091	8,173
(Decrease) increase in refundable fees	910	229	(4,224)
Increase in deferred tax liabilities	434	529	459
(Increase) in amount due from a related party	—	(105)	(113)

Net cash generated from operating activities	44,093	37,779	38,969

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of a business, net of cash acquired	—	—	(29,695)
Maturity (purchase) of term deposits	(4,880)	804	4,593
Purchase of short-term investments	—	—	(1,305)
(Placement) of restricted cash	(16,607)	(16,656)	—
Release of restricted cash	—	16,405	—
Acquisition of property, plant and equipment	(2,241)	(4,648)	(2,605)
Proceeds from disposition of property, plant and equipment	—	—	1
Acquisition of other intangible assets	(452)	(154)	(163)
Payment of deposit for the acquisition of non-current assets	—	(62)	(1,167)
Payment for deposit for the purchase of investment	—	—	(459)
Purchase of equity method investment	—	—	(1,914)
Purchase of cost method investment	—	—	(651)
Purchase of available-for-sale investment	—	—	(658)

Net cash used in investing activities	(24,180)	(4,311)	(34,023)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended September 30,
	2014	2015	2016
	US$	US$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from noncontrolling interests	—	—	4,859
Loan repayment	—	(16,071)	—
Bank borrowing	16,062	16,656	—
Issuance of new ordinary shares	29,088	—	—
Repurchase of ordinary shares	—	(3,333)	(36,760)
Proceeds from share options exercised by employees	491	18	1,659
Loan to optionees in connection with exercise of options	(510)	—	(1,663)
Repayment of loan to optionees in connection with exercise of options	1,242	1,042	177
Dividends paid to shareholders	(20,258)	(28,199)	(31,138)

Net cash generated from (used in) financing activities	26,115	(29,887)	(62,866)

Exchange rate effect on cash and cash equivalents	128	(3,757)	(6,302)

Net (decrease) increase in cash and cash equivalents	46,156	(176)	(64,222)
Cash and cash equivalents at beginning of the year	71,919	118,075	117,899

Cash and cash equivalents at end of the year	118,075	117,899	53,677

Supplemental schedule of cash flow information
Income tax paid	(4,049)	(4,418)	(5,245)
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	280	60	117
Income tax reversal	782	37	369

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION

China Distance Education Holdings Limited (the “Company”) was incorporated under the law of the Cayman Islands on January 11, 2008. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing online and offline education services, and selling related products in the People’s Republic of China (“PRC”).

As of September 30, 2016, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries were as follows:

Company	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Subsidiaries:
China Distance Education Limited (“CDEL Hong Kong”)	March 13, 2003	Hong Kong	100%	Investment holding and provision of education services
Practice Enterprises Network China International Links Limited (“Pencil”)	February 23, 2010	Hong Kong	100%	Inactive
DL Education Service, LLC (“DL Education”)	September 27, 2012	US	100%	Inactive
Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”)	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production
Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”)	April 23, 2007	PRC	100%	Software licensing and course production
China Healthcare Investment Limited (“China Healthcare Investment”)	May 20, 2015	BVI	100%	Inactive
China Healthcare Education Limited (“China Healthcare Education”)	July 24, 2015	Hong Kong	100%	Inactive
Beijing Champion Accounting Education Technology Co., Ltd. (“Champion Accounting”)	July 28, 2015	PRC	100%	Provision of college cooperation program services
Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”)	February 19, 2009	PRC	60.06%	Provision of start-up training services
Nanjing Champion Vocational Training School (“Nanjing Training School”)	July 03, 2015	PRC	60.06%	Provision of start-up training services
Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. (“Zhongxi Healthcare Education”)	December 14, 2015	PRC	100%	Inactive
Xiamen NetinNet Software Co., Ltd. (“Xiamen NetinNet”)	August 15, 2005	PRC	80%	Provision of learning simulation software production
Xiamen NetinNet Education Technology Co., Ltd. (“NetinNet Education”)	August 19, 2011	PRC	80%	Provision of learning simulation software production
Xiamen NetinNet Finance Technology Co., Ltd. (“NetinNet Finance “)	April 7, 2005	PRC	80%	Provision of learning simulation software production
Variable interest entities
Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”)	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials
Beijing Champion Healthcare Education Technology Co., Ltd. (“Champion Healthcare Education”)	May 13, 2015	PRC	Nil	Inactive
Subsidiaries of variable interest entities:
Beijing Caikaowang Company Ltd. (“Caikaowang”)	November 28, 2007	PRC	Nil	Provision of online education services
Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”)	June 24, 2008	PRC	Nil	Provision of online education services
Beijing Haidian District Champion Training School (“Beijing Training School”)	February 19, 2009	PRC	Nil	Provision of online and offline education services
Beijing Champion Culture Development Co., Ltd. (“Champion Culture”)	June 03, 2015	PRC	Nil	Provision of sales of books and reference materials
Beijing Champion Tax Management and Advisory Co., Ltd. (“Champion Tax Advisory”)	November 27, 2015	PRC	Nil	Provision of financial and tax advisory

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

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that transfer economic benefits to Champion Technology - continued

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that provide the Company effective control over Beijing Champion - continued

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

In December 2015, the Group incorporated Zhongxi Healthcare Education in the PRC. On December 28, 2015, a series of contractual arrangements were signed among Zhongxi Healthcare Education, Champion Healthcare Education, a private company domiciled in the PRC owned by Zhengdong Zhu and his spouse Baohong Yin, and the shareholders of Champion Healthcare Education. These contractual arrangements include an exclusive business cooperation agreement, an equity pledge agreement, a letter of undertaking, an exclusive option agreement, and the powers of attorney.

•	Agreements that transfer economic benefits to Zhongxi Healthcare Education

Exclusive business cooperation agreement

Pursuant to the exclusive business cooperation agreement between Zhongxi Healthcare Education and Champion Healthcare Education, Zhongxi Healthcare Education has the exclusive right to provide to Champion Healthcare Education with marketing, technical and management consulting services. Champion Healthcare Education is entitled to charge Zhongxi Healthcare Education a service fee equal to its profit before such service fee and tax. This agreement will remain effective until Zhongxi Healthcare Education ceases its operations or terminates this agreement in writing.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that transfer economic benefits to Zhongxi Healthcare Education - continued

Equity pledge agreement

Under this agreement, for the purpose to secure the payment obligations of Champion Healthcare Education under the exclusive business cooperation agreement described above, each of Champion Healthcare Education’s shareholders, Mr. Zhu and Ms. Yin, pledged to Zhongxi Healthcare Education his or her entire equity ownership interests in Champion Healthcare Education. The equity pledges under the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, and the equity pledges under the Equity Pledge Agreement entered into by Zhongxi Healthcare Education and Mr. Zhengdong Zhu and Ms. Baohong Yin are in the process of being registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. Upon the occurrence of certain events of default specified in this agreement, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under this agreement, the pledgors may not transfer the pledged equity interests without the pledgee’s prior written consent. This agreement will also be binding upon successors of the pledgors and transferees of the pledged equity interests. This agreement will remain effective until the discharge of Champion Healthcare Education’s contractual obligations under the exclusive business cooperation agreement as described above.

Letter of Undertaking from Champion Healthcare Education’s Shareholders to Zhongxi Healthcare Education

Pursuant to this letter addressed to Zhongxi Healthcare Education, the shareholders of Champion Healthcare Education undertook to, unless restricted by laws, regulations or legal procedures, (i) remit all dividends, interests, other distributions or remnant assets after liquidation, if any, they receive from Champion Healthcare Education to Zhongxi Healthcare Education without compensation, after paying the corresponding tax and any other required expenses, (ii) transfer all or part of their equity interests in Champion Healthcare Education to Zhongxi Healthcare Education at a nominal purchase price, in the event Zhongxi Healthcare Education exercises its exclusive option to acquire any or all of the equity interests in Champion Healthcare Education, (iii) remit to Zhongxi Healthcare Education all considerations they may receive from Zhongxi Healthcare Education’s acquisition of any equity interests in Champion Healthcare Education, without compensation, after paying the corresponding tax and any other required expenses, and (iv) act in the best interest of Zhongxi Healthcare Education.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that provide the Company effective control over Zhongxi Healthcare Education

Exclusive Option Agreement

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

Powers of Attorney

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

These contractual arrangements allow the Group to effectively control Champion Healthcare Education and to derive substantially all of the economic benefits from them. Accordingly, the Group treats Champion Healthcare Education as a VIE and because the Group is the primary beneficiary of Champion Healthcare Education, the Group has consolidated the financial results of Champion Healthcare Education. To comply with those foreign ownership restrictions, the Company plans to operate substantially all of its healthcare education services through its VIE, Zhongxi Healthcare Education in the PRC. The VIE plans to hold leases and other assets necessary to provide healthcare education services and generate all of the Company’s revenues related to healthcare education, but have not yet actively engaged in business as of September 30, 2016.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Risks in relation to VIE structure

The Company believes that the contractual arrangements with Beijing Champion and its shareholders, and Champion Healthcare Education and its shareholders, are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations and the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

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

The imposition of any of these penalties may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs and their subsidiaries or the right to receive their economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs and their subsidiaries.

The Company’s ability to control Beijing Champion and Champion Healthcare Education also depends on the powers of attorney that enable Champion Technology and Zhongxi Healthcare Education to vote on all matters requiring shareholder approval for Beijing Champion and Champion Healthcare Education, respectively. As noted above, the Company believes these powers of attorney are valid, binding and enforceable under existing PRC laws and regulations but may not be as effective as direct equity ownership.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Risks in relation to VIE structure - continued

Certain shareholders of Beijing Champion and Champion Healthcare Education are also beneficial owners or directors of the Company. In addition, certain beneficial owners and directors of the Company are also directors or officers of Beijing Champion and Champion Healthcare Education. Their interests as beneficial owners of Beijing Champion and Champion Healthcare Education may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will resolve in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of Beijing Champion and Champion Healthcare Education, on one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of Beijing Champion and Champion Healthcare Education will not act contrary to any of the contractual arrangements and the exclusive purchase right contract provides the Company with a mechanism to remove them as shareholders of Beijing Champion should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of Beijing Champion and Champion Healthcare Education arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The Group’s online education business has been directly operated by (and as a result all of the Group’s revenues have been generated from) the VIEs and their subsidiaries. For the years ended September 30, 2015 and 2016, the VIEs and their subsidiaries accounted for an aggregate of 74% and 37%, respectively, of the Group’s consolidated total assets, and 75% and 71%, respectively of the Group’s consolidated total liabilities. The assets not associated with the VIEs and their subsidiaries in these years primarily consisted of cash held by China Distance Education Holdings Limited.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the Company’s VIEs and VIEs’ subsidiaries as of September 30, 2015 and 2016 and for each of the three years in the period ended September 30, 2016 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within VIEs and VIEs’ subsidiaries:

	As of September 30,
	2015	2016
	US$	US$
Cash and cash equivalents	83,069	26,600
Prepayment and other current assets	4,387	4,991
Total current assets	110,268	132,450
Total assets	128,067	150,563
Deferred revenue	29,540	35,437
Total current liabilities	62,388	65,931
Total liabilities	62,388	65,931
Total equity	65,679	84,632

	For the years ended September 30,
	2014	2015	2016
	US$	US$	US$
Revenues	96,990	108,111	109,947

Net income	31,986	36,760	40,840

Net cash provided by operating activities	36,326	26,988	27,310

Net cash used in investing activities	(850)	(2,140)	(3,938)

Effects of exchange rate changes	(65)	(2,797)	(2,791)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations. No creditor (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, consolidation of VIEs, income tax, impairment of goodwill and long-term assets, share-based compensation expenses and purchase price allocation for business acquisition. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries. All profits, transactions and balances among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

Foreign currency translation and transactions

The Company, DL Education, CDEL Hong Kong, Pencil, China Healthcare Investment and China Healthcare Education’s functional currencies are United States dollars (“US$”). The Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the US$ as its reporting currency and uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries and its variable interest entities, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of consolidated statements of changes in equity.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. As of September 30, 2016, there was no contingent consideration outstanding.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have an original maturity of three months or less when purchased.

Term deposits

Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Restricted cash

Restricted cash represents deposits not readily available to the Company. Restricted cash as of September 30, 2016 mainly represented cash pledged as security of bank borrowing.

Short-term investments

Short-term investments consist mostly of held-to-maturity investments with the maturity of less than one year. The Group’s short-term held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs. In addition, short-term investments also comprise of financial products with early redemption option and no specified maturity dates, and are classified as available-for-sale investments.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments - continued

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidation statement of operation.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, accounts receivable, amount due from a related party, short-term and long-term investments, bank borrowing and accounts payable. Available-for-sale investments and cash and cash equivalents are carried at fair value. The carrying amounts of term deposits, restricted cash, accounts receivable, amount due from a related party, short-term held-to-maturity investments, bank borrowing and accounts payable approximate their fair values due to the short-term maturities of these instruments. The carrying amount of cost method investment approximates its fair value based on a recent transaction agreed by the Company and the investee.

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

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Buildings	35~50 years	5-10%
Electronic and office equipment	5 years	5-10%
Motor vehicles	5 years	5-10%
Leasehold improvement and building improvement	Shorter of lease term or 5 years	—

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

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

For the years ended September 30, 2015 and 2016, the Group performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. The Group did not record any impairment loss related to goodwill for the years ended September 30, 2014, 2015 and 2016.

Other intangible assets, net

Other intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Computer software	3~5 years
Trademarks and domain names	10~11 years
Courseware	1~5 years
Website	5 years
Business contracts	3~5 years
Copyrights	5~7 years
Platform	3.5 years

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

Long-term investments

The Group’s long-term investments consist of cost method investment, equity method investment, and available-for-sale investment.

(a)	Cost method investment

For an investee company over which the Group does not have significant influence and a controlling interest, the Group carries the investment at cost and recognizes income for any dividend received from distribution of the investee’s earnings.

The Group reviews its cost method investment for impairment whenever an event or circumstance indicates that an OTTI has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investment. An impairment charge is recorded if the carrying amount of an investment exceeds its fair value and such excess is determined to be other-than temporary. The Group did not record any impairment loss on its cost method investment during the years ended September 30, 2014, 2015 and 2016.

(b)	Equity method investment

For an investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest, the Group accounted for those using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

(b)	Equity method investment - continued

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group did not record impairment losses on its equity method investment during the years ended September 30, 2014, 2015 and 2016.

(c)	Available-for-sale securities investment

For investments in investees’ stocks which are determined to be debt securities, the Group accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

The Group reviews its investments for OTTI based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group did not record impairment losses on its available-for-sale investment during the years ended September 30, 2014, 2015 and 2016.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

For the years ended September 30, 2014, 2015 and 2016, the Group recognized revenues before business tax and related surcharges in connection with expired study cards amounting to US$114, US$101, and US$167, respectively.

The on-line courses service is provided by Beijing Champion and its subsidiaries which are subject to approximately 6% value added tax and related surcharges on and after May 1, 2016, and subject to approximately 3% business tax and related surcharges before May 1, 2016. The Group records revenues net of these taxes in the consolidated statements of operations. Such business tax and related surcharges for the years ended September 30, 2014, 2015 and 2016 were US$2,699, US$2,996 and US$3,216 respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

Other revenues

Other revenues include sales of software, sales of offline professional training, courseware production services, platform production services, and others.

Revenues from sales of software, which are self-developed learning simulation packaged software, are recognized when the software are delivered and accepted by the customers. The Company has no significant remaining obligation with respect to the software, except for warranty related obligations, which the related costs are estimated upon the acceptance of the customers.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

Revenues from other services, including advertising and consulting services, are recognized over the period when such services are provided.

Value added taxes

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Businesses in the Pilot Program are required to pay VAT instead of business tax.

As a result, since September 1, 2012, technical and consulting service, software licensing and course production services provided by Champion Technology and Champion Education Technology; and since July 1, 2014, course production services provided by Champion Wangge were no longer subject to business tax but were rather subject to VAT instead. Champion Technology is a VAT general taxpayer. Champion Education Technology was a VAT small-scale taxpayer but was treated as a general taxpayer since February 1, 2014. Champion Wangge was a VAT small-scale taxpayer but was treated as a general taxpayer since January 1, 2015. The applicable VAT rates are 6% and 3% for the entities that are general taxpayer and small-scale taxpayer, respectively.

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets.

Pursuant to a circular jointly released by the Ministry of Finance and State Administration of Taxation on December 25, 2013, the Group is subject to a VAT exemption for the proceeds received from customers for sales related to books and reference materials until December 31, 2017. As a result, the Group registered a tax exemption application at the state tax bureau in February 2014 and started to enjoy such tax exemption for the relevant sales since March 2014. Prior to the filling of tax exemption application in February 2014, the Group was subject to VAT generally at a rate of 13% on the proceeds received for the sales of books and reference materials.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes - continued

Since May 2016, in accordance with Cai Shui [2016] No. 68, the non-academic educational programs and services in short-term training schools are subject to a simple VAT collection method at a rate of 3%. However, entities which are subject to the tax rate of 3% are not allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Therefore, the Group are mainly subject to 6% VAT rate on the revenues earned from provision of education services, which are recognized net of all value-added tax and related surcharges.

Cost of sales

Cost of services and others are mainly composed of salaries and related expenses for tutors, course and content development, website maintenance and information technology technicians and other employees, fees paid to the course lecturers, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers, rental and related expenses, and other miscellaneous expenses.

Cost of books and reference materials, including direct materials used for production of books, authorship fee and printing cost, are initially deferred and recorded as “deferred cost”. The deferred costs are recognized as cost of sales when the related revenue is recognized upon cash receipt.

Operating leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the shorter of the lease term or estimated economic life.

Advertising expenditure

Advertising expenditure is expensed when incurred and is included in “selling expenses” in the consolidated statements of operations. Advertising expenses were US$6,464, US$10,377 and US$11,356, for the years ended September 30, 2014, 2015 and 2016, respectively.

Shipping and handling costs

Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the consolidated statements of operations. Shipping and handling costs classified as selling expenses were US$703, US$718 and US$763, for the years ended September 30, 2014, 2015 and 2016, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of US$105,865 and US$50,021, which were denominated in RMB, at September 30, 2015 and 2016, respectively, representing 89.8% and 93.2% of the cash and cash equivalents at September 30, 2015 and 2016, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposits, restricted cash, short-term investments, accounts receivable and prepayment and other current assets. As of September 30, 2016, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were deposited in financial institutions located in the PRC and Hong Kong. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended September 30, 2016.

Primarily due to the long payment cycles of government agencies, the Group had one customer that accounted for 13.1% and 4.3% of the Group’s carrying amount of accounts receivable as of September 30, 2015 and September 30, 2016 respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

In September 2015, the FASB issued a new pronouncement ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In January 2016, the FASB issued a new pronouncement ASU 2016-01 which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing U.S. GAAP by:

•	Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•	Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•	Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•	Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•	Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet;

•	Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this pronouncements on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. This new guidance will be effective for the Company for the first reporting period beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application will be permitted. The Group is in the process of evaluating the impacts of the adoption of this ASU on its consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In April 2016, the FASB issued a new pronouncement ASU 2016-10, Revenue from Contracts with Customers (Topic 606). The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

1.	Identify the contract(s) with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price.

4.	Allocate the transaction price to the performance obligations in the contract.

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The amendments in this update do not change the core principle of the guidance in Topic 606. Rather, the amendments clarify certain aspects related to identifying the performance obligation in the contract and the licensing implementation guidance while retaining the related principles. The Group is in the process of evaluating the impact of adoption of this ASU on its consolidated financial statements.

In May, 2016, the FASB issued a new pronouncement ASU 2016-12 which provides clarifying guidance in certain narrow areas and add some practical expedients of the new revenue standard, ASU 2014-09, including the following:

•	Collectability – ASU 2016-12 clarifies the objective of the entity’s collectability assessment and contains new guidance on when an entity would recognize as revenue consideration it receives if the entity concludes that collectability is not probable.

•	Presentation of sales tax and other similar taxes collected from customers – Entities are permitted to present revenue net of sales taxes collected on behalf of governmental authorities (i.e., to exclude from the transaction price sales taxes that meet certain criteria)

•	Noncash consideration – An entity’s calculation of the transaction price for contracts containing noncash consideration would include the fair value of the noncash consideration to be received as of the contract inception date. Further, subsequent changes in the fair value of noncash consideration after contract inception would be subject to the variable consideration constraint only if the fair value varies for reasons other than its form.

•	Contract modifications and completed contracts at transition – The ASU establishes a practical expedient for contract modifications at transition and defines completed contracts as those for which all (or substantially all) revenue was recognized under the applicable revenue guidance before the new revenue standard was initially applied.

•	Transition technical correction – Entities that elect to use the full retrospective transition method to adopt the new revenue standard would no longer be required to disclose the effect of the change in accounting principle on the period of adoption (as is currently required by ASC 250-10-50-1(b)(2)); however, entities would still be required to disclose the effects on preadoption periods that were retrospectively adjusted.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

The effective date and transition of these amendments is the same as the effective date and transition of ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The Group is in the process of evaluating the impact of adoption of this pronouncements on its consolidated financial statements.

In August 2016, the FASB issued new pronouncements ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the following specific cash flow issues such as: (1) Contingent Consideration Payments Made after a Business Combination; (2) Distributions Received from Equity Method Investees. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In November, 2016, the FASB issued a new pronouncement, ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. Key requirements of the ASU are as follows:

•	An entity should include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU does not define the terms “restricted cash” and “restricted cash equivalents” but states that an entity should continue to provide appropriate disclosures about its accounting policies pertaining to restricted cash in accordance with other GAAP. The ASU also states that any change in accounting policy will need to be assessed under ASC 250.

•	A reconciliation between the statement of financial position and the statement of cash flows must be disclosed when the statement of financial position includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents.

•	Changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents should not be presented as cash flow activities in the statement of cash flows.

•	An entity with a material balance of amounts generally described as restricted cash and restricted cash equivalents must disclose information about the nature of the restrictions.

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Group is in the process of evaluating the impact of adoption of this pronouncements on its consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITION

Acquisition of Xiamen NetinNet Software Co., Ltd. and its subsidiaries (“NetinNet”)

In an effort to complement the Group’s suite of learning solutions for its growing college cooperation program, and enable it to offer comprehensive simulation-based learning opportunities to college students to master critical accounting skills, on May 3, 2016, the Group acquired an 80% equity interest in NetinNet for a total consideration of RMB212 million (US$32,666) in cash, which was fully paid as of September 30, 2016.

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition, resulting in a goodwill balance of US$22,921. The management performed a purchase price allocation with the assistance from an independent appraiser, as of the date of acquisition:

	US$	Amortization period
Cash	2,783
Other current assets	2,236
Property, plant and equipment	1,516	40 years
Intangible assets
Trademark	1,649	10 years
Copyright	9,507	6-7 years
Software	178	10 years
Others	524	7 years
Goodwill	22,921
Other current liabilities	(197)
Deferred tax liabilities	(1,918)
Noncontrolling interest	(6,533)

Total	32,666

The fair value of noncontrolling interest was derived by using discounted cash flow valuation methodologies. Inputs used in the methodologies primarily included projected future cash flows, discounted at a rate commensurate with the risk involved. Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisition.

The results of operations attributable to NetinNet are included in our consolidated statement of operations beginning on May 3, 2016, which included net revenue of US$3,036 and pre-tax net loss of US$616 generated from May 3, 2016 to September 30, 2016.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Acquisition of Xiamen NetinNet Software Co., Ltd. and its subsidiaries (“NetinNet”) - continued

The following summary of unaudited pro forma result of operations for the year ended September 30, 2016 was presented with the assumption that the acquisition during the year ended September 30, 2016 occurred as of October 1, 2015. These pro forma results do not purport to be indicative of the results of operations which would have resulted had the significant acquisitions occurred as of October 1, 2015, nor are they indicative of future operating results.

	Years ended September 30,
	2015	2016
	US$	US$
Pro forma net revenue	10,410	9,618
Pro forma net income attributable to China Distance Education Ltd.	2,546	2,263
Pro forma net income per ordinary share-basic	0.19	0.21
Pro forma net income per ordinary share-diluted	0.19	0.21

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of various fixed-income financial products purchased from banks in China and are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from 15 days to less than 59 days, with interest rates ranging from 3.62% to 3.75%. They are classified as short-term investments on the consolidated balance sheets as their contractual maturity dates are equal to or less than one year. Financial products purchased from banks with early redemption option and no specified maturity date are classified as available-for-sale short-term investments and are measured at fair value on a recurring basis.

While these fixed-income financial products are not publicly traded, the Company estimated that their fair value approximated their amortized costs considering their short-term maturities and high credit quality. No OTTI loss was recognized for the year ended September 30 2016.

Short-term investments consisted of the following:

	As of September 30,
	2015	2016
	US$	US$
Available-for-sale investments	—	150
Held-to-maturity investments	—	1,128

	—	1,278

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2015	2016
	US$	US$
Accounts receivable	2,958	6,115
Less: allowance for doubtful accounts	(158)	(661)

Accounts receivable, net	2,800	5,454

Movement of allowance for doubtful accounts was as follows:

	As of September 30,
	2015	2016
	US$	US$
Balance at beginning of the year	1,250	158
Increase (reversal) of the allowance for doubtful accounts	(1,078)	510
Foreign currency adjustment	(14)	(7)

Balance at end of the year	158	661

6.	INVENTORIES

Inventories consisted of the following:

	As of September 30,
	2015	2016
	US$	US$
Books and other goods	1,373	781
Paper and other raw materials	173	316
Less: inventory provisions for slow-moving and obsolescence	(675)	(126)

	871	971

Inventories provision were US$527, US$58 and US$78 for the years ended September 30, 2014, 2015 and 2016, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

7.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

		As of September 30,
	Notes	2015	2016
		US$	US$
Prepaid expenses		2,929	3,268
Advance to suppliers	(1)	1,111	1,054
Staff advances	(2)	387	735
Funds receivable	(3)	244	156
Interest receivable		163	132
Others		19	548

Prepayment and other current assets, net		4,853	5,893

(1)	Advance to suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials and finished goods. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and is monitored on a regular basis by management. A charge to cost of sales will be recorded in the period in which a loss becomes probable. To date, the Group has not experienced any loss of advances to suppliers.
(2)	Staff advances were provided to staff for travelling and business related use which were subsequently expensed when incurred.
(3)	Funds receivable arise due to the time taken to clear customers’ payment transactions through external payment networks. When customers remit fees to the Group via external payment networks using their bank account or credit card, there is a clearing period before the cash is received by the Group which usually takes one to three business days. These fees are treated as a receivable until the cash is received.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of September 30,
	2015	2016
	US$	US$
Buildings	5,826	7,254
Electronic and office equipment	12,207	14,133
Leasehold improvement and building improvement	1,872	1,691
Motor vehicles	1,616	1,827

Total	21,521	24,905
Less: Accumulated depreciation	(8,605)	(10,997)

	12,916	13,908

Depreciation expenses were US$1,808, US$2,034 and US$2,533, for the years ended September 30, 2014, 2015 and 2016, respectively.

9.	GOODWILL

Goodwill is comprised of the following:

	Years ended September 30
	2015			2016
	Online education service	Start-up training service	Total	Online education service	Start-up training service	Software Sales service	Total
	US$	US$	US$	US$	US$	US$	US$
Gross amount
Beginning balance	5,863	1,826	7,689	5,662	1,767	—	7,429
Acquisition for the year	—	—	—	—	—	22,921	22,921
Exchange difference	(201)	(59)	(260)	(266)	(79)	(613)	(958)

Ending balance	5,662	1,767	7,429	5,396	1,688	22,308	29,392

Accumulated impairment loss	—	—	—	—	—	—	—

Goodwill, net	5,662	1,767	7,429	5,396	1,688	22,308	29,392

The Group tested its goodwill for impairment at the following reporting units level.

Online education service - This reporting unit provides online education services to its customers located in the PRC. It includes all the subsidiaries, the VIEs and VIEs’ subsidiaries of the Group except for Zhengbao Yucai, Xiamen NetinNet and their subsidiaries. The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

9.	GOODWILL - continued

Start-up training service - This reporting unit provides start-up training services to the Group’s customers located in the PRC. It includes Zhengbao Yucai and its subsidiary, Nanjing Training School. The goodwill arising from the acquisition of Zhengbao Yucai is fully allocated to this reporting unit.

Software sales service - This reporting unit provides learning simulation packaged software to its customers located in the PRC. It includes Xiamen NetinNet and its subsidiaries, NetinNet Education and NetinNet Finance. The goodwill arising from the acquisition of NetinNet is fully allocated to this reporting unit.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group did not record any impairment of goodwill for the years ended September 30, 2014, 2015 and 2016.

10.	OTHER INTANGIBLE ASSETS, NET

The balance of other intangible assets consisted of the following:

	As of September 30,
	2015	2016
	US$	US$
Computer software	3,480	4,222
Trademarks and domain names	1,449	3,018
Courseware	470	448
Business contracts	511	487
Copyrights	639	10,372
Platform	209	199

Total intangible assets	6,758	18,746

Less: Accumulated amortization
Computer software	(2,807)	(3,532)
Trademarks and domain names	(1,045)	(1,186)
Courseware	(470)	(448)
Business contracts	(511)	(487)
Copyrights	(638)	(1,219)
Platform	(209)	(199)

Accumulated amortization	(5,680)	(7,071)

Intangible assets, net	1,078	11,675

Amortization expenses were US$592, US$437 and US$1,116, for the years ended September 30, 2014, 2015 and 2016, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

10.	OTHER INTANGIBLE ASSETS, NET - continued

The estimated amortization expenses for the above other intangible assets for each of the following fiscal years are as follows:

Amortization
US$
2017	1,975
2018	1,880
2019	1,796
2020	1,720
2021	1,689
2022 and thereafter	2,615

11,675

11.	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of September 30,
	2015	2016
	US$	US$
Cost method investment:
Amdon Consulting Pte Ltd. (“Amdon”) (a)	—	658
Equity method investment:
Mayi White-Collar Investment Management Co., Ltd. (“Mayi Investment Management”) (b)	—	1,784
Available-for-sale securities investment:
Beijing Niuke Technology Co., Ltd. (“Niuke Technology”) (c)	—	637

Total	—	3,079

(a)	In May 2016, the Group invested Singapore Dollar (“S$”) 0.9 million (US$658) in preferred shares representing a 8.18% interest in Amdon, a Singapore based e-learning solution provider. The Group further committed to invest an additional S$0.9 million (US$658) for an additional 6.82% interest upon Amdon meeting certain revenue criteria. The fair value of Amdon’s equity interest was not readily determinable and the Group did not have the ability to exercise significant influence over the operating and financial policies of Amdon. As a result, the investment was accounted for as a cost method investment.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

11.	LONG-TERM INVESTMENTS - continued

(b)	In November 2015, the Group invested RMB12.5 million (US$1,875) cash in exchange for a 12.5% equity interest in Mayi Investment Management, a person-to-person (“P2P”) and person-to-business (“P2B”) integrated network lending platform. The Group uses the equity method to account for the investment, because the Group has the ability to exercise significant influence but does not have control over the investee. Mayi Investment Management qualified as a related party and the amount due from Mayi Investment Management recorded on the consolidated balance sheet was US$208 as of September 30, 2016.
(c)	In September 2016, the Group invested RMB4.25 million (US$637) in exchange for a 8.5% equity interest of Niuke Technology, an online professional platform dedicated to the learning and growth of programmers. The investment was classified as available-for-sale security as the Group determined that the shares were debt securities in nature due to the redemption option available to the investors and measured the investment subsequently at fair value.

12.	FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured cash and cash equivalents at fair value on a recurring basis. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

As of September 30, 2016, available-for-sale securities recorded in long-term investments included redeemable preferred shares. Available-for-sale securities recorded in short-term investments included certain financial products with early redemption options and no specified maturity dates. Those investments were measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition and are as follows:

	Year ended September 30, 2016
	Fair value at	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	September 30, 2016	(Level 1)	(Level 2)	(Level 3)
Fair value measured
Cash and cash equivalents	53,677	53,677	—	—
Short-term investments:
Available-for-sale securities	150	—	150	—
Long-term investments:
Available-for-sale securities	637	—	637	—

Total assets measured at fair value	54,464	53,677	787	—

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT - continued

Measured or disclosed at fair value on a recurring basis - continued

Redeemable preferred shares do not have a quoted market rate and for those, the Company measured their fair value based on recent transactions or based on the market approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for an investment with similar terms or a recent transaction agreed by the Company and the investee and has been classified as level 2 measurement.

The fair value of the short term borrowing was classified as level 2 as set out in Note 15. Term deposits with original maturity over three months and restricted cash approximated fair value and represented a level 1 measurement. Cost method investment and held-to-maturity investments approximated their fair value and represented a level 2 measurement.

Measured and disclosed fair value on a nonrecurring basis

The Group measures the goodwill and acquired intangible assets at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates. The Group measured acquired intangible assets using income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to goodwill and acquired intangible assets for the years ended September 30, 2014, 2015 and 2016.

13.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

		As of September 30,
		2015	2016
		US$	US$
Long-term prepaid expenses	(1)	2,135	1,779
Rental deposits	(2)	240	349
Deposit of sole distributor agreement	(3)	—	1,350
Prepaid investment	(4)	—	450

		2,375	3,928

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

13.	OTHER NON-CURRENT ASSETS - continued

(1)	Long-term prepaid expenses represent golf club membership fees. The amortization of the long-term prepaid expenses was made within a ten-year amortizing period and was recorded as “general and administrative expenses” on the consolidated statements of operations.
(2)	Rental deposits represent office rental deposits for the Group’s daily operations. These deposits are classified as non-current deposits since they will not be refunded within one year.
(3)	Deposit of sole distributor agreement represents a refundable deposit for a newly entered contract for the cooperation with a software developer, classified as non-current deposits since the contract is longer than one year.
(4)	Prepaid investment represents a deposit of an investment, classified as non-current deposit due to the underlying investment term.

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of September 30,
	2015	2016
	US$	US$
Tuition fee payables to government agencies	13,084	16,048
Salary and welfare payable	4,555	5,394
Accrued expenses	3,349	3,841
Remuneration payable to lecturers	2,380	2,203
Uncertain income tax liabilities (Note 18)	171	163
Payables to employees in connection with options exercise	7	6
Other payable	2,447	2,909

	25,993	30,564

Tuition fee payable to government agencies mainly represents the portion of tuition fee collected by the Group on behalf of the government agencies which provide certain continuing education courses and the Group is only responsible for the student enrollment and provision of online platform and shares certain percentage of tuition fee as service fees.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

15.	BANK BORROWING

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

On June 22, 2015, CDEL Cayman entered into a 3-year USD/RMB Revolving Term Loan Facility with a maximum of RMB300 million facility limit with The Bank of East Asia, Limited (“BEA”) which will remain effective for three years. In order to repay the term loan from Deutsche Bank, AG, Singapore Branch borrowed by CDEL Hong Kong, CDEL Cayman drew down a loan of RMB103.6 million from BEA on June 24, 2015 under the USD/RMB Revolving Term Loan Facility. The loan between CDEL Cayman and BEA is effective from June 24, 2015 to June 24, 2016 for a period of 12 months, with an interest rate of 3.625% per annum. The term loan from Deutsche Bank, AG, Singapore Branch was repaid in full on June 24, 2015, and such bank borrowing was no longer recorded on balance sheet as of September 30, 2015. The bank borrowing from BEA was recorded as short-term liability as of September 30, 2015, as it matures within 12 months. On June 24, 2016, the term loan was extended to June 24, 2017 with an interest rate of 3.00% per annum, subject to adjustment each quarter.

The facility was secured by a term deposit of US$15,542 provided by Champion Technology, which was extended to July 23, 2017 and recorded as “restricted cash” on balance sheet as of September 30, 2016.

The fair value of the bank borrowing was US$16,389 and US$15,503 as of September 30, 2015 and 2016. The recorded value of the bank borrowing approximates its fair value, as interest rates approximates market rates. The fair value of bank borrowing is determined based on the present value of the debt using market interest rates. The borrowings are categorized in Level 2 of the fair value hierarchy.

16.	ORDINARY SHARES

Under the share repurchase programs approved by the Company’s board of directors on November 20, 2008 and April 29, 2011, the Company is authorized to repurchase up to US$20,000 worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time in open-market transactions on NYSE. On August 18, 2015, the Board of Directors approved a share repurchase program which authorized the Company to repurchase up to US$10,000 of its issued and outstanding ADSs during a one-year period from August 18, 2015 to August 17, 2016. On November 11, 2015, the Board of Directors approved an increase to the share repurchase authorization of an additional US$10,000 to a total of US$20,000. On February 24, 2016, the Board of Directors approved to increase the size of the share repurchase program from US$20,000 to US$40,000. During the years ended September 30, 2014, 2015 and 2016, the Company repurchased nil, 1,137,236 and 11,326,460 ordinary shares at total considerations of US$nil, US$3,333 and US$36,760 respectively. Such shares were immediately canceled after the repurchase.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

16.	ORDINARY SHARES - continued

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

17.	RESTRICTED NET ASSETS

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were US$23,428 and US$24,071, as of September 30, 2015 and 2016, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

18.	INCOME TAX

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

The United States

DL Education was established in the United States and is inactive in the years ended September 30, 2015 and 2016. Therefore there is no income that is subject to the U.S. federal income taxes and state income taxes.

Hong Kong

CDEL Hong Kong, Pencil and China Healthcare Education have not recorded tax provision for Hong Kong profits tax as the companies have not had assessable profits arising in or derived from Hong Kong.

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

The newly acquired business NetinNet obtained HNTE qualification and was entitled to preferential income tax rate of 15% in year 2016.

Nanjing Training School was qualified as “small-scaled minimal profit enterprise” under the EIT Law and was entitled to preferential income tax rate of 20% in year 2016.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

18.	INCOME TAX - continued

China - continued

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK

Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that CDEL Hong Kong qualifies for the 5% withholding tax rate. CDEL Hong Kong’s deferred tax liabilities related to potential withholding tax were US$1,729 and US$2,210 as of September 30, 2015 and 2016, respectively, on the undistributed earnings from its investment in the PRC entities generated after January 1, 2008. The related income tax expenses were US$371, US$453 and US$481 for the years ended September 30, 2014, 2015 and 2016, respectively.

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2010 to 2015 remain subject to examination by the tax authorities and US$369 was reversed for the unpaid tax liability that was accrued before 2010 tax year.

Income before income taxes consisted of:

	Years ended September 30,
	2014	2015	2016
	US$	US$	US$
Non - PRC	(1,757)	(2,381)	(1,929)
PRC	29,218	32,828	34,581

	27,461	30,447	32,652

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Years ended September 30,
	2014	2015	2016
	US$	US$	US$
Current tax expense	3,988	4,798	5,799
Deferred tax expense	64	1,076	351

	4,052	5,874	6,150

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

18.	INCOME TAX - continued

China - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended September 30,
	2014	2015	2016
	US$	US$	US$
Income before taxes	27,461	30,447	32,652

Income tax expense computed at applicable tax rates of 25%	6,865	7,612	8,162
Effect of different tax rates in different jurisdictions	357	614	413
Non-deductible expenses	94	120	670
Effect of tax holidays	(2,888)	(3,001)	(3,464)
Effect of valuation allowances	33	59	164
Effect of tax rate changes	—	—	—
Withholding tax on undistributed earnings	373	507	574
Income tax reversal	(782)	(37)	(369)

	4,052	5,874	6,150

Effective income tax rate	14.76%	19.29%	18.83%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years ended September 30,
	2014	2015	2016
	US$	US$	US$
The aggregate amount of tax holidays	2,888	3,001	3,464

The aggregate effect on basic and diluted net income per share:
- Basic	0.02	0.02	0.03

- Diluted	0.02	0.02	0.03

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

18.	INCOME TAX - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of September 30,
	2015	2016
	US$	US$
Current deferred tax assets
Payroll payable	679	814
Accrued expenses	604	621
Allowance for doubtful accounts	247	185
Net operating loss carry-forwards	40	76

Total current deferred tax assets	1,570	1,696
Less: valuation allowance	(62)	(20)

Current deferred tax assets, net	1,508	1,676

Non-current deferred tax assets
Intangible assets	13	8
Property, plant and equipment	132	123
Net operating loss carry-forwards	346	489

Total non-current deferred tax assets	491	620
Less: valuation allowance	(337)	(484)

Non-current deferred tax assets, net	154	136

Non-current deferred tax liabilities
Intangible assets	15	1,757
Withholding tax on undistributed earnings	1,729	2,210

Total non-current deferred tax liabilities	1,744	3,967

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

18.	INCOME TAX - continued

China - continued

As a result of the Group’s assessment of its tax positions, the unrecognized tax benefit related to transfer price position prior to the year 2009 was recorded at US$177, US$171 and US$163 as of September 30, 2014, 2015 and 2016, respectively. The subsequent changes of the unrecognized tax benefit were due to foreign currency adjustment.

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance - September 30, 2014	177
Foreign currency adjustment	(6)

Balance - September 30, 2015	171
Foreign currency adjustment	(8)

Balance - September 30, 2016	163

The Group does not anticipate any significant change in unrecognized tax benefits within 12 months from September 30, 2016.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

19.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$5,331, US$6,432 and US$7,113 for the years ended September 30, 2014, 2015 and 2016, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the consolidated statements of operations as incurred. The total amounts for such employee benefits were US$2, US$3 and US$3 for the years ended September 30, 2014, 2015 and 2016, respectively.

20.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices, servers and bandwidth with initial terms of one-year or longer consisted of the following at September 30, 2016:

US$
Years ending September 30,
2017	5,562
2018	2,057
2019	466
2020	209
2021	6

8,300

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended September 30, 2014, 2015 and 2016, total rental expenses for all operating leases amounted to US$5,786, US$6,955 and US$6,857, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES - continued

Legal contingencies

The group is a party in potential claims arising in the ordinary course of business. The Group does not believe that the resolution of these matters will have a material effect on its financial position or results of operations.

Assets pledged as security for bank borrowing

As disclosed in Note 15, on June 24, 2016, CDEL Cayman entered into a loan agreement for a RMB103.6 million (US$15,542) term loan facility. The facility was secured by a term deposit of RMB103.6 million provided by Champion Technology, which was recorded as “restricted cash” on the consolidated balance sheet as of September 30, 2016.

21.	NONCONTROLLING INTERESTS

Noncontrolling interests represent the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The accompanying consolidated financial statements include all assets, liabilities, revenues and expenses at their consolidated amounts, which include the amounts attributable to the Company and the noncontrolling interest. The Company recognizes as a separate component of equity and earnings on the portion of income or loss attributable to noncontrolling interests based on the portion of the entity not owned by the Company.

The following table presents the changes in the Company’s noncontrolling interests during the years ended September 30, 2014, 2015 and 2016.

	Zhengbao Yucai	NetinNet	Total
	US$	US$	US$
Balance as of September 30, 2013, 2014 and 2015	—	—	—
Capital injection from noncontrolling interest shareholders	4,824	—	4,824
Noncontrolling interest shareholders resulting from the acquisition of NetinNet	—	6,533	6,533
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	(69)	(173)	(242)
Gain (loss) attributed to noncontrolling interest shareholders	226	(105)	121

Balance as of September 30, 2016	4,981	6,255	11,236

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

21.	NONCONTROLLING INTERESTS - continued

In January 2016, the Group sold a 39.94% ownership of Zhengbao Yucai to a limited partnership entity, Beijing Champion Tongxin Management Consulting LLP (“Tongxin”), for a cash consideration of US$4,824. Mr Zhengdong Zhu, holds 53.11% interest of the partnership and serves as a co-general partner. All the partners in Tongxin are employees of the Group. The entire cash consideration was fully paid by the investors as of September 30, 2016. As the Group retained control over Zhengbao Yucai subsequent to the above transactions, the disposal was accounted as an equity transaction in the Group’s consolidated financial statements. Subsequent to the transaction, the Group’s interest over Zhengbao Yucai was diluted to 60.06% as of September 30, 2016.

In May 2016, the Group acquired an 80% of equity interest in NetinNet. The noncontrolling interest of 20% equity interest over NetinNet has been included in the consolidated financial statements as of September 30, 2016.

22.	SEGMENT REPORTING

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews U.S. GAAP financial information of its operating segments when making decisions about allocating resources and assessing the performance of the Group. During the year ended September 30, 2015, the Group operated and managed its business as a single reporting segment which included the provision of online and offline education services and selling of related products. During the year ended September 30, 2016, the Group determined that its start-up training services, previously included in the provision of online education services, met the criteria for separate reportable segment given its financial information is separately disclosed by Zhengbao Yucai on the New Third Board and as a result is separately reviewed by the Group’s chief operating decision maker. Additionally, upon the acquisition of NetinNet in the current year, NetinNet became one operating segment as of September 30, 2016. As a result, the Group determined that for the year ended September 30, 2016, the Group operated in three operating segments namely the online education services, business start-up training services and the sale of learning simulation software. The changes in reportable segments were reflected in the historical periods.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

22.	SEGMENT REPORTING - continued

The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating costs and expenses, and operating income. Net revenues, operating costs and expenses, operating income, and total assets by segment were as follows:

	Year ended September 30, 2016
	2014	2015	2016
	US$	US$	US$
Net revenues	97,196	108,177	117,548
Online education services	94,458	104,487	110,137
Business start-up training services	2,738	3,690	4,375
Sale of learning simulation software	—	—	3,036

Operating costs and expenses:
Cost of sales	(39,803)	(44,343)	(48,334)
Online education services	(38,389)	(42,993)	(44,473)
Business start-up training services	(1,414)	(1,350)	(1,915)
Sale of learning simulation software	—	—	(1,946)
Selling and marketing	(21,445)	(24,186)	(24,517)
Online education services	(20,809)	(23,589)	(22,556)
Business start-up training services	(636)	(597)	(688)
Sale of learning simulation software	—	—	(1,273)
General and administrative	(8,689)	(9,986)	(13,525)
Online education services	(8,547)	(9,813)	(12,049)
Business start-up training services	(142)	(173)	(776)
Sale of learning simulation software	—	—	(700)
Unallocated corporate expenses	(2,956)	(3,225)	(3,253)

Total operating costs and expenses	(72,893)	(81,740)	(89,629)
Online education services	(67,745)	(76,395)	(79,078)
Business start-up training services	(2,192)	(2,120)	(3,379)
Sale of learning simulation software	—	—	(3,919)
Unallocated corporate expenses	(2,956)	(3,225)	(3,253)

Other operating income	253	224	806
Online education services	253	224	570
Business start-up training services	—	—	2
Sale of learning simulation software	—	—	234

Operating income (loss)	24,556	26,661	28,725
Online education services	26,966	28,316	31,629
Business start-up training services	546	1,570	998
Sale of learning simulation software	—	—	(649)
Unallocated corporate expenses	(2,956)	(3,225)	(3,253)

Segment assets	171,629	174,120	148,920
Online education services	169,015	166,250	93,609
Business start-up training services	2,614	7,870	13,262
Sale of learning simulation software	—	—	42,049

Total assets	171,629	174,120	148,920

Amortization and depreciation	2,401	2,471	3,639
Online education services	2,105	2,388	2,792
Business start-up training services	296	83	60
Sale of learning simulation software	—	—	787

Loss from equity method investment	—	—	(91)
Online education services	—	—	(91)
Business start-up training services	—	—	—
Sale of learning simulation software	—	—	—

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

23.	NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Years ended September 30,
	2014	2015	2016
	US$	US$	US$
Numerator:
Net income	23,409	24,573	26,290
- allocated to ordinary share - basic	23,392	24,485	26,184
- allocated to nonvested restricted share - basic	17	88	106

Denominator:
Weighted average number of ordinary shares outstanding	139,613,967	142,720,838	136,497,929
Weighted average number of nonvested restricted share	102,754	512,833	555,489
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	780,483	534,319	1,412,526

Weighted average ordinary shares outstanding used in computing diluted net income per share	140,497,204	143,767,990	138,465,944

Basic net income per share	0.17	0.17	0.19

Basic net income per nonvested restricted share	0.17	0.17	0.19

Diluted net income per share	0.17	0.17	0.19

Diluted net income per nonvested restricted share	0.17	0.17	0.19

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

24.	SHARE INCENTIVE PLAN

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

24.	SHARE INCENTIVE PLAN - continued

Share options - continued

A summary of option activity as of September 30, 2014, 2015 and 2016, and changes during the years ended September 30, 2014, 2015 and 2016 are presented below:

Share option granted to employees and non-executive directors	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, September 30, 2013	1,579,732	US$	0.50	6.37	3,389
Exercised	(1,095,732)	US$	0.45

Outstanding, September 30, 2014	484,000	US$	0.35	5.73	1,528

Granted	2,800,000	US$	3.74	9.14
Exercised	(121,024)	US$	0.15
Forfeited	(599,376)	US$	3.22

Outstanding, September 30, 2015	2,563,600	US$	3.36	8.69	—

Exercised	(456,000)	US$	3.54
Forfeited	(24,000)	US$	3.49

Outstanding, September 30, 2016	2,083,600	US$	2.86	7.55	765

Expected to vest, September 30, 2016	1,698,000	US$	3.32	8.14

Exercisable at September 30, 2016	385,600	US$	0.86	4.95	914

A summary of the activities of the share option granted to non-employees as of September 30, 2014, 2015 and 2016, and changes during the years ended September 30, 2014, 2015 and 2016 are presented below:

Share option granted to non-employees	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value

Outstanding, September 30, 2013	128,200	US$	0.50	4.55	275
Exercised	—

Outstanding, September 30, 2014	128,200	US$	0.35	3.55	405

Exercised	(2,900)	US$	0.18

Outstanding, September 30, 2015	125,300	US$	0.15	2.55	382

Exercised	(68,300)		—

Outstanding, September 30, 2016	57,000		—	1.55	184

Exercisable at September 30, 2016	57,000		—	1.55	184

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

24.	SHARE INCENTIVE PLAN - continued

Share options - continued

On November 11, 2015, the Company declared a cash dividend of US$0.225 per ordinary share on its outstanding shares to shareholders as of January 6, 2016. According to the terms of the Prior and New Plan, the exercise price was duly reduced by US$0.225 for all of the outstanding options as of January 6, 2016. The change in exercise price incurred in the year ended September 30, 2016, and therefore was not reflected in the weighted-average exercise price as of September 30, 2015.

The total intrinsic value of options exercised during the years ended September 30, 2014, 2015 and 2016 were US$3,906, US$317, and US$372, respectively. As of September 30, 2016, the unrecognized share-based compensation cost related to share options amounted to approximately US$1,941. This compensation cost is expected to be recognized over a weighted-average vesting period of 2.13 years.

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

Nonvested restricted shares

On December 3, 2014, the Company granted 125,000 nonvested restricted shares of the Company to its directors. These shares are restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. The restriction will be removed upon the vesting of the nonvested restricted shares on the first anniversary of the issuance day. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date value of a nonvested restricted share was US$4.53, which was determined based on the closing price of the Company’s ADSs on NYSE on December 3, 2014. This grant resulted in a total share-based compensation of US$566, which was recognized ratably over the requisite service period of one year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

24.	SHARE INCENTIVE PLAN - continued

Nonvested restricted shares - continued

On January 12, 2015, the Company granted 542,372 nonvested restricted shares. These nonvested restricted shares are subject to a four-year vesting period with 25% vesting on the first anniversary of the issuance date and the remaining 75% vesting in six substantially equal semi-annual installments. Before the removal of restriction on the transferability, the holder of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date value of a nonvested restricted share was US$3.6875, which was determined based the closing price of the Company’s ASDs on NYSE on January 12, 2015. This grant resulted in a total share-based compensation of US$2,000, to be recognized ratably over the requisite service period of four years.

On December 3, 2015, the Company granted 125,000 nonvested restricted shares of the Company to its directors. These shares are restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. The restriction will be removed upon the vesting of the nonvested restricted shares on the first anniversary of the issuance day. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date value of a nonvested restricted share was US$3.8125, which was determined based on the closing price of the Company’s ADSs on NYSE on December 3, 2015. This grant resulted in a total share-based compensation of US$477, which was recognized ratably over the requisite service period of one year.

A summary of the nonvested restricted shares activities for the years ended September 30, 2014, 2015 and 2016 is as follows:

	Number of Nonvested restricted shares outstanding	Weight average grant-date fair value	Aggregated intrinsic value
	US$
Nonvested restricted shares outstanding at September 30, 2013	125,000	1.22	330
Granted	125,000	4.58
Vested	(125,000)	1.22

Nonvested restricted shares outstanding at September 30, 2014	125,000	4.58	438

Granted	667,372	3.85
Vested	(125,000)	4.58

Nonvested restricted shares outstanding at September 30, 2015	667,372	3.85	2,132

Granted	125,000	3.81
Vested	(328,389)	4.01

Nonvested restricted shares outstanding at September 30, 2016	463,983	3.72	1,499

Nonvested restricted shares expected to vest at September 30, 2016	463,983	3.72	1,499

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

24.	SHARE INCENTIVE PLAN - continued

Nonvested restricted shares - continued

The total fair value of nonvested restricted shares vested during the years ended September 30, 2014, 2015 and 2016 were US$153, US$573 and US$1,316, respectively. The Company recorded share-based compensation expenses of US$503, US$921 and US$992 for the years ended September 30, 2014, 2015 and 2016, respectively. As of September 30, 2016, there was US$1,225 of share-based compensation related to nonvested shares that is expected to be recognized over a weighted average period of 2.2 years.

Share-based compensation expense

Total share-based compensation expense of share-based awards granted to employees, non-employees and non-executive directors recognized for the years ended September 30, 2014, 2015 and 2016 are as follows:

	As of September 30,
	2014	2015	2016
	US$	US$	US$
Cost of sales	—	143	162
General and administrative expenses	503	1,566	1,769
Selling expenses	—	74	84

	503	1,783	2,015

25.	CASH DIVIDEND

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

25.	CASH DIVIDEND - continued

On November 11, 2015, the Company approved and declared a cash dividend of US$0.225 per ordinary share on its total 140,219,033 outstanding shares as of the close of trading on January 6, 2016, resulting in payments totaling US$31,138 to shareholders. Such dividend was recorded as a reduction against retained earnings to the extent of the balance as of November 11, 2015 retained by the Company’s wholly owned subsidiaries in the PRC and then as a reduction against additional paid-in capital for the remainder.

26.	SUBSEQUENT EVENTS

In October 2016, the Group incorporated Beijing Champion International Education Technology Co., Ltd., or Champion Int’l Education, and plans to introduce international education products and services. The Group believes that the incorporation of this new entity would not result in any substantive impact on its operations.

In October 2016, Zhengbao Yucai announced a share issuance plan on China’s New Third Board. Under the plan, Zhengbao Yucai plans to issue no more than 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance, to be priced at RMB1.91 per common share. Total fund raised by the share issuance is expected to be no more than RMB80.0 million (US$11,429). The proceeds from this share issuance are expected to be used for working capital and business development, which includes mergers or acquisitions of complementary businesses focused on China’s college market.

In November 2016, the Group subscribed for 7.242% equity interest in Nurselink International Limited, or Nurselink Int’l, a company engaged in nurse recruiting and training service, in two rounds at the total consideration of US$911. The first round of the investment was completed in November 2016.

On November 29, 2016, the Company approved and declared a special cash dividend of US$0.1125 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on January 6, 2017. Holders of ADS, each representing four ordinary shares of CDEL, are accordingly entitled to the cash dividend of US$0.45 per ADS. The depository, Deutsche Bank Trust Company Americas, will charge a fee of US$0.02 per ADS when the dividends are distributed on or about January 13, 2017.

In November 2016, the Group invested S$0.9 million (US$658) for an additional 6.82% equity interest of Amdon (Note 11(a)). Subsequent to this investment, the Group held 15%, in aggregate, equity interest in Amdon.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

26.	SUBSEQUENT EVENTS - continued

On December 8, 2016, Zhengbao Yucai delivered a revised share issuance plan (“Revised Plan”) to China’s New Third Board. Under the Revised Plan, Zhengbao Yucai plans to issue no more than 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance, at a price of RMB1.99 per common share, an increase from RMB1.91 per common share proposed under the prior plan. Total fund raised by the share issuance is expected to be no more than RMB83.3 million (US$11,900), an increase from RMB80.0 million proposed under the prior plan. Pursuant to the Revised Plan, Mr. Zhengdong Zhu, chairman and CEO of CDEL, and Mr. Liankui Hu, an independent director of CDEL, will subscribe 63.8% and 24.6%, respectively, of the total shares to be issued.

Immediately following the share issuance, the equity interest of CDEL in Zhengbao Yucai will be reduced from 60.1% to 35.8%, and Mr. Zhu, Mr. Hu, and a partnership in which Mr. Zhu holds a majority of the partnership interests will collectively have a combined equity interest in Zhengbao Yucai of 59.5%. Mr. Zhu, Mr. Hu, and the partnership have entered into an acting-in-concert agreement with a wholly-owned subsidiary of the Company through which CDEL holds its shares in Zhengbao Yucai, requiring them to vote their shares as to key matters put before the shareholders in accordance with the instructions of such subsidiary.

On December 23, 2016, a loan agreement under the Revolving Term Loan Facility with BEA (Note 15) was terminated and replaced by a new loan agreement, at the amount of $14,900, with BEA and the same maturity date. The loan bears interest rate at approximately 1.997%, subject to adjustment each quarter. And, in connection with the new loan agreement, an additional term deposit of US$1,740 was made. In addition, US$15,000 of the facility was drawn down on December 23, 2016 at approximately 1.997% interest rate, subject to adjustment each quarter, for a term of 12 months. The facility was secured by a term deposit of RMB116.7 million (US$17,500) provided by Champion Technology.

In January 2017, the Group entered into a share transfer agreement with certain shareholders of Hangzhou Wanting Technology Co., Ltd., or Hangzhou Wanting, to purchase 10.0% equity interest in Hangzhou Wanting at the consideration of RMB16.0 million (US$2,400). Hangzhou Wanting is a listed company on the New Third Board which offers comprehensive simulation-based learning opportunities to college students to master critical engineering and construction skills.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	As of September 30,
	2015	2016
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	9,453	1,685
Prepayment and other current assets	280	283
Amount due from subsidiaries	3,889	9,009

Total current assets	13,622	10,977

Non-current assets
Investment in subsidiaries	110,401	132,150

Total non-current assets	110,401	132,150

Total assets	124,023	143,127

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other liabilities	296	258
Amount due to subsidiaries	16,451	82,082
Bank borrowing	16,467	15,551

Total current liabilities	33,214	97,891

Total liabilities	33,214	97,891

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2015 and 2016; Authorized – 500,000,000 and 500,000,000 shares at September 30, 2015 and 2016; Issued and outstanding –142,406,933 and 131,729,773 shares at September 30, 2015 and 2016, respectively)	14	13
Additional paid-in capital	55,598	15,697
Accumulated other comprehensive (loss) income	2,735	(3,418)
Retained earnings	32,462	32,944

Total equity	90,809	45,236

Total liabilities and equity	124,023	143,127

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share data and per share data)

	For the years ended September 30,
	2014	2015	2016
	US$	US$	US$
Cost of sales	—	(143)	(162)
Selling expenses	—	(74)	(84)
General and administrative expenses	(1,378)	(2,540)	(2,591)

Operating loss	(1,378)	(2,757)	(2,837)
Equity in income of subsidiaries and variable interest entities	24,627	26,910	27,902
Interest income	160	31	2
Interest expense	—	(178)	(1,131)
Exchange gain	—	567	2,354

Net income	23,409	24,573	26,290

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share data and per share data)

	Years ended September 30,
	2014	2015	2016
	US$	US$	US$
Net income	23,409	24,573	26,290
Other comprehensive (loss)
Foreign currency translation adjustment	(75)	(3,485)	(6,153)

Total comprehensive income	23,334	21,088	20,137

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENT OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total equity
		US$	US$	US$	US$	US$
Balance as of September 30, 2013	135,532,141	14	46,742	6,295	11,469	64,520
Net income for the year	—	—	—	—	23,409	23,409
Foreign currency translation adjustments	—	—	—	(75)	—	(75)
Repurchase of ordinary shares	—	—	—	—	—	—
Issuance of new ordinary shares (Note 16)	6,000,000	—	29,088	—	—	29,088
Options exercised	1,095,732	—	491	—	—	491
Stock-based compensation expense (Note 24)	125,000	—	503	—	—	503
Dividends (Note 25)	—	—	(286)	—	(19,972)	(20,258)
Repayment of loan to optionees in connection with exercise of options	—	—	732	—	—	732

Balance as of September 30, 2014	142,752,873	14	77,270	6,220	14,906	98,410
Net income for the year	—	—	—	—	24,573	24,573
Foreign currency translation adjustments	—	—	—	(3,485)	—	(3,485)
Repurchase of ordinary shares (Note 16)	(1,137,236)	—	(3,333)	—	—	(3,333)
Options exercised	123,924	—	18	—	—	18
Stock-based compensation expense (Note 24)	667,372	—	1,783	—	—	1,783
Dividends (Note 25)	—	—	(21,182)	—	(7,017)	(28,199)
Repayment of loan to optionees in connection with exercise of options	—	—	1,042	—	—	1,042

Balance as of September 30, 2015	142,406,933	14	55,598	2,735	32,462	90,809
Net income for the year	—	—	—	—	26,290	26,290
Foreign currency translation adjustments	—	—	—	(6,153)	—	(6,153)
Repurchase of ordinary shares (Note 16)	(11,326,460)	(1)	(21,289)	—	(15,470)	(36,760)
Options exercised	524,300	—	1,659	—	—	1,659
Stock-based compensation expense (Note 24)	125,000	—	2,015	—	—	2,015
Dividends (Note 25)	—	—	(20,800)	—	(10,338)	(31,138)
Loan to optionees in connection with exercise of options	—	—	(1,663)	—	—	(1,663)
Repayment of loan to optionees in connection with exercise of options	—	—	177	—	—	177

Balance as of September 30, 2016	131,729,773	13	15,697	(3,418)	32,944	45,236

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	For the years ended September 30,
	2014	2015	2016
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	23,409	24,573	26,290
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Equity in profit of subsidiaries and variable interest entities	(24,627)	(26,910)	(27,902)
Share-based compensation	503	1,783	2,015
(Decrease) increase in accrued expenses and other liabilities	(624)	111	(29)
(Increase) in amounts due from subsidiaries	(65)	(1,182)	(5,120)
(Increase) decrease in prepayments and other assets	(26)	24	(3)
Increase in amounts due to a subsidiary	784	13,319	65,631
Increase in short-term borrowing	—	16,467	—
Exchange (gain)	—	—	(925)

Net cash generated from (used in) operating activities	(646)	28,185	59,957

Repurchase of ordinary shares	—	(3,333)	(36,760)
Proceeds from share options exercised by employees	491	18	1,659
Loan to optionees in connection with exercise of options	(510)	—	(1,663)
Repayment of loan to optionees in connection with exercise of options	1,242	1,042	177
Issuance of new shares	29,088	—	—
Dividends paid to shareholders	(20,258)	(28,199)	(31,138)

Net cash (used in) generated from financing activities	10,053	(30,472)	(67,725)
Net (decrease) increase in cash and cash equivalents	9,407	(2,287)	(7,768)
Cash and cash equivalents at beginning of the year	2,333	11,740	9,453

Cash and cash equivalents at end of the year	11,740	9,453	1,685

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

1.	BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIEs. The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries, VIEs and VIEs’ subsidiaries were over the 25% of the consolidated net assets of the Group as of September 30, 2016.

2.	INVESTMENTS IN SUBSIDIARIES AND VIE

In its consolidated financial statements, the Parent Company consolidates the results of operations and assets and liabilities of its subsidiaries, VIEs and VIEs’ subsidiaries, and inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company’s standalone financial statements, its investments in subsidiaries are reported using the equity method of accounting as a single line item and the Parent Company’s share of income from its subsidiaries are reported as the single line item of equity in income of subsidiaries and variable interest entities.

The Parent Company carried the investments in subsidiaries and VIEs at US$110,401 and US$132,150 at September 30, 2015 and 2016, respectively.

The Parent Company’s share of equity in income in subsidiaries and the VIEs recognized in years ended September 30, 2014, 2015 and 2016 was US$24,627, US$26,910 and US$27,902, respectively.