Form 20-F
period 2017-09-30
China Distance Education Holdings LTD
filed 2018-01-29
CIK 1438644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2017

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 131,854,773 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended September 30, 2015, 2016 and 2017 and audited consolidated balance sheet data as of September 30, 2016 and 2017.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and growth strategies;

•	our future prospects and market acceptance of our courses and other products and services;

•	our future business development and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	projected enrollment numbers;

•	our plans to expand and enhance our courses and other products and services;

•	the anticipated benefits of listing and share issuance of Zhengbao Yucai on the New Third Board and its restructuring;

•	the anticipated benefits of acquisition of Xiamen NetinNet Software Co., Ltd , or Xiamen NetinNet, and Jiangsu Zhengbao Asset Financial Advisory Co., Ltd , or Jiangsu Asset, and strategic investment in Beijing Ruida Chengtai Education Technology Co., Ltd., or Beijing Ruida, and other investments;

•	the anticipated benefits of the respective business structures of CDEL and Zhengbao Yucai;

•	competition in the education and test preparation markets; and

•	Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated statements of operations data for the fiscal years ended September 30, 2015, 2016 and 2017 and the selected consolidated balance sheets data as of September 30, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended September 30, 2013 and 2014 and the selected consolidated balance sheets data as of September 30, 2013, 2014 and 2015, are derived from our audited consolidated financial statements, which are not included in this annual report. The following information should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Years Ended September 30,
	2013	2014	2015	2016	2017
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	58,573	80,545	88,657	93,923	95,503
Books and reference materials	5,129	6,392	6,873	8,067	8,980
Others	7,658	10,259	12,647	15,558	26,505
Total net revenues	71,360	97,196	108,177	117,548	130,988
Cost of sales:
Cost of services and others(5)	(27,073)	(35,187)	(41,043)	(43,796)	(50,540)
Cost of tangible goods sold	(2,844)	(4,616)	(3,300)	(4,538)	(6,872)
Total cost of sales	(29,917)	(39,803)	(44,343)	(48,334)	(57,412)
Gross profit	41,443	57,393	63,834	69,214	73,576
Operating expenses:
Selling expenses (5)	(15,673)	(21,445)	(24,186)	(24,517)	(34,910)
General and administrative expenses (5)	(9,806)	(11,645)	(13,211)	(16,778)	(19,468)

Total operating expenses	(25,479)	(33,090)	(37,397)	(41,295)	(54,378)
Other operating income	59	253	224	806	1,912
Operating income	16,023	24,556	26,661	28,725	21,110
Interest income (expense), net	1,415	2,673	3,049	1,465	482
Exchange gain (loss)	(77)	232	737	2,462	128
Impairment loss from long-term investments	—	—	—	—	(679)
Income before income taxes	17,361	27,461	30,447	32,652	21,041
Less: Income tax expense	(3,797)	(4,052)	(5,874)	(6,150)	(4,620)
Loss from equity method investment	—	—	—	(91)	(153)
Net income	13,564	23,409	24,573	26,411	16,268
Less: Net income attributable to noncontrolling interest	—	—	—	121	1,333
Net income attributable to China Distance Education Holdings Limited	13,564	23,409	24,573	26,290	14,935
Net income per ordinary share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.10	0.17	0.17	0.19	0.11
Diluted	0.10	0.17	0.17	0.19	0.11
Dividends declared per share	0.12	0.15	0.20	0.225	0.1125

	Years Ended September 30,
	2013	2014	2015	2016	2017
	(In thousands of $, except share, per share and per ADS data)
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders (1)
Basic	0.40	0.67	0.69	0.77	0.45
Diluted	0.40	0.67	0.68	0.76	0.45
Weighted average shares used in calculating net income per share:
Basic	135,174,562	139,613,967	142,720,838	136,497,929	131,432,211
Diluted	136,399,233	140,497,204	143,767,990	138,465,944	133,203,255
Other Consolidated Financial Data:
Gross Margin (2)	58.1%	59.0%	59.0%	58.9%	56.2%
Operating Margin (3)	22.5%	25.3%	24.6%	24.4%	16.1%
Net Margin (4)	19.0%	24.1%	22.7%	22.4%	11.4%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents operating income as a percentage of net revenues.
(4)	Net margin represents net income as a percentage of net revenues.
(5)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	Years Ended September 30,
	2013	2014	2015	2016	2017
	(in thousands of $)
Cost of services and others	56	—	143	162	164
Selling expenses	47	—	74	84	85
General and administrative expenses	522	503	1,566	1,769	1,862
Total share-based compensation expenses	625	503	1,783	2,015	2,111

	As of September 30,
	2013	2014	2015	2016	2017
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	71,919	118,075	117,899	53,677	60,526
Term deposits	817	5,702	4,720	—	—
Restricted cash	6	16,637	16,312	15,547	34,855
Short-term investments	—	—	—	1,278	5,261
Long-term investments	—	—	—	3,079	43,631
Total assets	105,994	171,629	174,120	148,920	224,551
Short-term bank borrowings	—	16,583	16,467	15,551	29,965
Deferred revenue	17,143	23,423	29,563	36,332	50,506
Refundable fees	4,300	5,199	5,245	862	1,074
Long-term bank borrowing	—	—	—	—	19,930
Total liabilities	41,474	73,219	83,311	92,448	151,739
Total China Distance Education Holdings Limited shareholders’ equity	64,520	98,410	90,809	45,236	48,783
Total noncontrolling interest	—	—	—	11,236	24,029
Total liabilities and equity	105,994	171,629	174,120	148,920	224,551
Ordinary shares	14	14	14	13	13

Exchange Rate Information

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the Federal Reserve Bank of New York. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB6.6533 to $1.00, the noon buying rate in effect as of September 29, 2017. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On January 16, 2018, the noon buying rate was RMB6.4395 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Renminbi per U.S. dollars Noon Buying Rate
	Average (1)	Low	High	Period End
Fiscal year ended September 30, 2013	6.1857	6.2877	6.1123	6.1200
Fiscal year ended September 30, 2014	6.1479	6.2591	6.0402	6.1380
Fiscal year ended September 30, 2015	6.2231	6.4122	6.1107	6.3556
Fiscal year ended September 30, 2016	6.5369	6.6766	6.3180	6.6685
Fiscal year ended September 30, 2017	6.8060	6.958	6.4773	6.6533
Most recent six months
August 2017	6.6670	6.7272	6.5888	6.5888
September 2017	6.5690	6.6591	6.4773	6.6533
October 2017	6.6254	6.6533	6.5712	6.6328
November 2017	6.6200	6.6385	6.5967	6.6090
December 2017	6.5932	6.6210	6.5063	6.5063
January 2018 (through January 16, 2018)	6.4896	6.5263	6.4395	6.4395

Source: Federal Reserve Bank of New York and U.S. Federal Reserve

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

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

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the healthcare, engineering & construction, and other industries, as well as other forms of online and offline education. In addition to regular classes, we have also introduced, in the past few years, “elite” classes and “premium” classes within some of our most popular course offerings to better serve the needs of high-end course participants. The profitability of the elite and premium classes may be subject to risks given that the course participants enjoy refund or discount privileges if certain pre-agreed conditions are met. We also offer business start-up training courses, which are subsidized by the PRC government, the profitability of which may be subject to risks given that the subsidy we are entitled to receive from the government in certain provinces and cities may be reduced if certain stipulated conditions in the government’s subsidy policies are not met. In May 2015, we launched our College Cooperation Program, which enables us to expand our industry-leading accounting educational content and services for professional examinations to college and university students, in partnership with colleges and universities. Our acquisition of Xiamen NetinNet in May 2016 further complements our suite of learning solutions for the growing college market, and enables us to offer comprehensive accounting simulation-based learning content to college students aimed at enriching their learning experience and complementing traditional college teaching methods. In fiscal year 2016, we introduced employment guidance services for accounting professionals which consisted of accounting practical skills training courses and employment guidance services. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

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

We provide online professional education and test preparation courses relating to the accounting, healthcare, engineering & construction, and other industries. In addition, we also provide online professional continuing education courses relating to the accounting, engineering & construction, K-12 teacher and other industries. We have obtained approval and exclusive rights to offer self-taught study process monitoring programs in certain provinces and cities, to allow learners to earn up to 30% of the credits they need to obtain post-secondary self-taught education degrees. If there is any material change to the perceived difficulty, requirements or formats of examinations, courses and continuing education in our course offerings, and if we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, the demand for, and relevance of, our courses and training materials may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

In addition, if competent government authorities decide to cancel certain professional qualifications or certificates, our business relating to the relevant course offerings would be materially and adversely affected. For example, the PRC State Council promulgated a decision in August 2014, pursuant to which various professional qualifications or certificates, including the Registered Tax Agent, or RTA, and Certified Asset Appraiser Qualification, were cancelled or replaced with a qualification evaluation system administered by the State Council. As a result, the number of our course enrollments and, therefore, revenues generated from our course offerings for these professional qualifications or certificates were adversely affected in the fiscal year ended September 30, 2015. In November 2015, the RTA Qualification Exam was officially changed to the Tax Agent Qualification Exam and was held at the end of February 2016, and will be held during November of each year thereafter. Starting from late November 2016, the Department of Finance in certain provinces and cities suspended the Accounting Certificate Examination due to the proposed changes to the related examination policy, and such suspension adversely impacted our revenue from Accounting Certificate and accounting continuing education courses in fiscal year 2017. In December 2016, the State Council further cancelled 114 professional licenses. In September 2017, the Ministry of Human Resource and Social Security of PRC issued the Circular on Issuing the Catalog of National Occupational Qualifications and released a catalogue of 140 national occupational qualifications, prohibiting the issuance of certificates and confirmation for unlisted qualifications. In November 2017, SCNPC published the Decision of the SCNPC on Revising the “Accounting Law of the People’s Republic of China” and Other Eleven Pieces of Laws, pursuant to which the requirement of holding an Accounting Certificate to be engaged in accounting work was canceled. In conjunction with the cancellation of the Accounting Certificate, the examination policy of Elementary Accounting Professional Qualification Examination (“APQE”) was released, stating that candidates possessing a high school diploma or above degree are permitted to take the Elementary APQE instead of holding an Accounting Certificate. If there are any material changes in the professional qualification licensing and identification in our course offerings, and we are unable to address these changes in a timely manner, our revenue generated from related course offerings may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

Our business could be adversely affected if there are changes in the timing of release of examination policies.

We provide online test preparation courses for participants of professional qualification examinations. The preparation period for the examination participants may vary over the years due to changes in the timing of release of the related examination policies. For instance, in July 2016, the examination policy of the National Pharmacist Qualification Examination was released almost one month later than the release date in 2015. With the examination date remaining unchanged, the preparation period for participants in the National Pharmacist Qualification Examination was shortened from four months in 2015 to three months in 2016. As a result, the number of enrollments, and therefore, our revenue generated from the related course offerings were adversely affected. If there are any other material changes in the timing of release of examination policies in our course offerings, which result in shorter preparation periods for examination participants, the demand for related course offerings may be adversely affected, and our financial condition and results of operations could be adversely impacted.

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

As of December 31, 2017, our co-founder and chief executive officer, Mr. Zhu, beneficially owned 48,485,793 ordinary shares or approximately 36.41% of our outstanding ordinary shares. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of most corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of interest in our controlled company, Zhengbao Yucai, and, as a result, he has significantly greater influence over Zhengbao Yucai and its corporate actions relative to us and his interests may not be aligned with our interests.

In March 2017, Zhengbao Yucai completed its previously announced share issuance plan. Under the plan, Zhengbao Yucai issued 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance. Immediately following the share issuance, our equity interest in Zhengbao Yucai was reduced from 60.1% to 35.8%. Mr. Zhengdong Zhu, our chairman and CEO, subscribed for 63.8% of such total shares, as a result of which Mr. Zhengdong Zhu beneficially holds 38.4% equity interest in Zhengbao Yucai and thus has greater influence over Zhengbao Yucai. Mr. Zhu has significant influence in determining the outcome of most corporate transactions or other matters submitted to shareholders of Zhengbao Yucai for approval, including mergers, consolidations and the sale of all or substantially all of its assets, election of directors and other significant corporate actions.

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

We have experienced seasonality in revenues from online education services primarily due to seasonal changes in course enrollments and the timing of various exams. As the majority of our course participants take non-refundable courses relating to the main professional exams, which are typically held in May, September and October, we typically experience higher revenues from online education services in the second half of each fiscal year. Additionally, as the majority of our course participants for professional continuing education courses take such courses in the second half of the calendar year, we typically experience higher professional continuing education revenues during the quarters ending September 30 and December 31 of each fiscal year. We have also experienced seasonality in revenues since our acquisition of Xiamen NetinNet in May 2016. Xiamen NetinNet typically experiences higher revenues from the sale of learning simulation software during the quarters ending September 30 and December 31 of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. Furthermore, our revenues may be significantly affected by the timing of various exams. For example, the 2015 CPA Qualification Exam, which was originally held in September, was postponed to October 2015. As a result, deferred revenue relating to such exam was not fully recognized in fiscal year 2015, but was recognized over a longer period of time through October 2015. In addition, as the mix of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become even more pronounced. For more details, see “Item 4.B. Business Overview — Seasonality.”

Higher labor costs, inflation and implementation of stricter labor laws in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of social development and increasing inflation in China. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.4% and 2.0% in 2015 and 2016, respectively. The average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our course participants by increasing prices for our services or improving the utilization of our teachers and our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigations, our business and profitability may be adversely affected.

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

The internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. We transmit and store over our systems confidential and private information of our course participants such as personal information, including names, user IDs and passwords, telephone numbers and correspondence addresses, and payment or transaction related information, and for participants in continuing education, identity card number as well.

We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our course participants, which is also essential to maintain their confidence in our online products and services. We have deployed hardware-software combined measures to protect information security. However, advances in technology, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in a compromise or breach of the measures that we use. On December 28, 2012, the Standing Committee of the National People’s Congress (“SCNPC”) promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the Internet. The Information Protection Decision provides that the Internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. In addition, the Internet content providers can collect and use the user’s personal information only with the consent of users and only within the scope of such consent. On July 16, 2013, China’s Ministry of Industry and Information Technology, or MIIT, promulgated the Provisions on the Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as the information that can be used individually or in combination with other information to identify the users, including but not limited to the name, birth date, ID No., address, telephone number and account number and the information about when and where the user uses such telecommunication and internet service. On November 7, 2016, the SCNPC promulgated the PRC Cyber Security Law, which took effect on June 1, 2017. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities; and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. However, the effect of these laws on curbing hacking and other illegal online activities still remains to be seen. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our course participants, subject us to penalties imposed by administrative authorities, and disrupt our operations. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

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

We adopted our Share Incentive Plan in April 2008, or the Prior Plan, under which we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2017. We adopted in July 2008, and amended and restated in February 2009, May 2012, and November 2017, respectively, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 26,277,113 ordinary shares as of September 30, 2017, plus an automatic annual adjustment. Pursuant to the New Plan, we had granted options for the purchase of a total of 5,962,500 ordinary shares, and issued 1,424,515 restricted shares, to selected directors, officers and employees as of September 30, 2017. In addition, we have reduced the exercise price of certain options under our Prior and New Plans in the past, and in the fiscal year ended September 30, 2017. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plan.” In connection with the share options we granted and restricted shares we issued, we incurred $1.8 million, $2.0 million and $2.1 million of share-based compensation expenses in the fiscal years ended September 30, 2015, 2016 and 2017, respectively. The expenses associated with options granted and restricted shares issued under the share incentive plans may continue to impact our future results of operations. In addition, if we grant additional options, restricted shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders.

We may need additional capital but may not be able to obtain it on acceptable terms or at all.

We believe that our current cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the normal course of business for at least the next 12 months. We do, however, expect to spend money on the further development of our “Chinaacc” and “med66.com” brands and other brands in the disciplines for which we offer courses, and strategic acquisition and investment opportunities.

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

We have historically complemented our organic growth through the selective acquisition of complementary businesses, assets, products or technology, or the formation of joint ventures, and we may continue to do so in the future. For example, in May 2016, we acquired 80% equity interest in Xiamen NetinNet in consideration of $32.7 million (RMB212 million), which complements our suite of learning solutions for the growing college market, and enables us to offer comprehensive accounting simulation-based learning content to college students aimed at enriching their learning experience and complementing traditional college teaching methods. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. Consummation of acquisitions and the subsequent integration of new assets and businesses into our own could also be costly and require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect and may even result in us suffering losses. Moreover, completions of acquisitions are typically subject to various approval processes. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay. Furthermore, acquisitions or joint ventures could result in the use of substantial amounts of cash, potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, the incurrence of significant goodwill, intangible assets and other long-term assets impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

The listing and share issuance of Zhengbao Yucai on a stock exchange in China and its subsequent restructuring may not provide the benefits we anticipate, and the listing could negatively impact holders of our ADSs.

To further enhance our brand and visibility within the China market, and gain the opportunity to raise capital from the Chinese capital markets to fund future growth, we listed Zhengbao Yucai’s shares on the National Equities Exchange and Quotations, an emerging over-the-counter market in China (the “New Third Board”) in June 2016. In March 2017, Zhengbao Yucai completed its previously announced share issuance plan. Under the plan, Zhengbao Yucai issued 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance. Immediately following the share issuance, our equity interest in Zhengbao Yucai was reduced from 60.1% to 35.8%. To further enhance our operating efficiency and better position our overall business for future growth, in July 2017, we completed the sale of our 80% equity interest in Xiamen NetinNet to Zhengbao Yucai for a total consideration of RMB221 million ($33.2 million). The acquisition of Xiamen NetinNet by Zhengbao Yucai was partly financed by a three-year term loan of RMB132.6 million ($19.9 million). See “Item 5. Operating and Financial Review and Prospects - F. Tabular Disclosure of Contractual Obligations – Indebtedness”.

The listing and share issuance of Zhengbao Yucai on the New Third Board and its subsequent restructuring may not realize the anticipated benefits of such actions, and Zhengbao Yucai’s operation as a listed company may result in distraction of CDEL management. Even if Zhengbao Yucai remains our consolidated entity after the listing and the consummation of share issuance plan and restructuring, the ownership interest of our ADS holders in the earnings of Zhengbao Yucai’s and Xiamen NetinNet’s operations could be further diluted, depending on the amount of funds raised, the returns on those funds and the manner in which those funds are raised (debt or equity) in the future. In addition, volatility in the trading price of our ADSs may increase due to events more specifically impacting Zhengbao Yucai’s share trading price and operations.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), has adopted rules requiring every public company to include a report from management on the effectiveness of such companies’ internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to our annual report on Form 20-F for the fiscal year ended September 30, 2017.

Our management has concluded that our internal control over financial reporting was effective as of September 30, 2017. Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of September 30, 2017. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

On February 3, 2011, the General Office of the State Council issued the Circular of the General Office of the State Council on the Establishment of Security Review System for Foreign Investors’ Merger and Acquisition of Domestic Enterprises (the “Circular on the Establishment of Security Review”), which became effective on March 4, 2011. Among other things, the Circular on the Establishment of Security Review stipulates that the scope of the security review lies in foreign investors’ acquisition of domestic military enterprises, military-related enterprises, enterprises involving sensitive military facilities and other enterprises that impact national defense security; foreign investors’ acquisition of domestic enterprises which may provide foreign investors with de facto control over industries relating to national security, such as important agricultural products, energy and natural resources, infrastructures, transportation services, technologies and major equipment manufacturing. On August 25, 2011, the Ministry of Commerce issued the Circular of the Ministry of Commerce on the Implementation of Security Review System for Foreign Investors’ Merger and Acquisition of Domestic Enterprises (the “Circular on the Implementation of Security Review”), which became effective on September 1, 2011. Among other things, the Circular on the Implementation of Security Review further specifies that whether a foreign investor’s acquisition of domestic enterprises falls within the scope of the security review depends on the said transaction’s substantive content and practical influence. Foreign investors shall not circumvent the security review through any arrangements or schemes, including but not limited to trust, lease and/or contractual arrangements.

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

Pursuant to the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, Mr. Zhengdong Zhu and Ms. Baohong Yin agree to pledge their equity interests in Beijing Champion to us to secure Beijing Champion’s performance of its obligations under the relevant contractual arrangements. Pursuant to the Equity Pledge Agreement entered into by Zhongxi Healthcare Education and Mr. Zhengdong Zhu and Ms. Baohong Yin, Mr. Zhengdong Zhu and Ms. Baohong Yin agree to pledge their equity interests in Champion Healthcare Education to us to secure Champion Healthcare Education’s performance of its obligations under the relevant contractual arrangements. The equity pledges under the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, and the equity pledges under the Equity Pledge Agreement entered into by Zhongxi Healthcare Education and Mr. Zhengdong Zhu and Ms. Baohong Yin have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Beijing Champion or Champion Healthcare Education or their shareholders fail to perform their respective obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of Beijing Champion or Champion Healthcare Education, as applicable, in an auction or private sale and remit the proceeds to us, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Beijing Champion or Champion Healthcare Education, as applicable.

New legislation or changes in the PRC regulatory requirements regarding private education may affect our business operations and prospects.

The private education industry is subject to regulations in various aspects. Relevant rules and regulations could be amended or updated from time to time to accommodate the development of PRC education, in particular, the private education markets. For instance, the Law for Promoting Private Education of the PRC was promulgated in June 2013, and was further amended in November 2016 which became effective on September 1, 2017 (“the Amendment”). According to the Amendment, private schools can be established as for-profit private schools or non-profit private schools, with the exception of schools that provide compulsory education, which can only be established as non-profit private schools. In addition, pursuant to the Amendment, (i) school sponsors of for-profit private schools are allowed to receive the operating profits of the schools while the school sponsors of non-profit private schools are not permitted to do so; (ii) non-profit private schools shall enjoy the same preferential tax and supply of land treatment as public schools while for-profit private schools shall enjoy the preferential tax and supply of land treatment as stipulated by the government; and (iii) for-profit private schools have the discretion to determine the amount of fees to charge by taking into consideration various factors such as the school operating costs and market demand, and no prior approval from government authorities is required, while non-profit private schools shall collect fees pursuant to the measures stipulated by the local PRC government authorities. On December 30, 2016, the MOE, SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC.

Uncertainties exist with respect to the interpretation and enforcement of new and existing laws and regulations, including the interpretation and application of the Amendment and the way in which the implementation regulations to be promulgated by the local government authorities may impact any of our PRC subsidiaries and affiliates. We cannot assure you that we will be in compliance with the new rules and regulations, the interpretation of which may be uncertain, or that we will be able to timely and efficiently change our business practices in line with the new regulatory environment. Any such failure could materially and adversely affect our business, financial condition, results of operations and prospects.

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

Contractual arrangements among us, our subsidiaries and affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we, our subsidiaries or affiliated entities owe additional taxes could substantially reduce our consolidated net income.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among us, our subsidiaries and affiliated entities do not reflect an arm’s length price and adjust the income of them by means of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the service recipients, which could in turn increase their respective tax liabilities without reducing tax expenses of the service providers. In addition, the PRC tax authorities may impose late payment fees and other penalties on the service recipients for underpayment of taxes. Our consolidated net income may be materially and adversely affected if the service recipients’ tax liabilities increase or if any of them is found to be subject to late payment fees or other penalties.

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

On July 5, 2013, the People’s Bank of China (“PBOC”) circulated the “Notice of the People’s Bank of China on Simplifying the Procedures for Cross-border Renminbi Business Processes and Improving the Relevant Policies” (“Notice 168”), which improves the efficiency of cross-border Renminbi settlement and facilitates banking financial institutions and enterprises to conduct the cross-border settlement in Renminbi. Under Notice 168, the non-financial institutions within the territory of China may apply to the domestic banks for Renminbi overseas lending settlement business. The non-financial institutions within the territory of China that develop Renminbi overseas lending business shall, according to the Administrative Measures on Renminbi Bank Settlement Accounts (Order of PBOC 2003 No. 5 Released) and other regulations on bank settlement accounts management, apply to the domestic banks to open Renminbi special deposit accounts which will be used for Renminbi overseas lending. The Renminbi overseas loans must be recovered in Renminbi through the Renminbi special deposit account from which the loans are remitted, and the returned amount shall not exceed the aggregate principal, interest, domestic income tax, relevant fees and other reasonable income. In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and the State Administration of Foreign Exchange, or SAFE, jointly implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

If any of our affiliated entities fails to obtain and maintain the licenses and approvals required to conduct its internet related business in China, our business, financial condition and results of operations may be materially and adversely affected.

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

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, and the MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and was revised on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SAPPRFT or its local counterparts or completing the relevant registration with SAPPRFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SAPPRFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SAPPRFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SAPPRFT promulgated a notice regarding the issues of management of Internet Audio-Video Program Services License, which provides that the application for re-registration of the Internet Audio-Video Program Services License shall be closed on December 20, 2009. On June 10, 2015, SAPPRFT issued a notice to solicit public opinions on the Administrative Measures for the Dissemination of Audio video Programs via the Internet and Other Information Networks. On April 15, 2016, SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services.

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

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, stricter or looser employment policies for particular industries or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the past financial services and economic crises of these economies. The various economic and policy measures the PRC government adopts to forestall economic downturns or shore up the PRC economy may adversely affect our business. We cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us.

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

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Three of our PRC operating subsidiaries, Champion Technology, Champion Education Technology and Zhongxi Healthcare Education, are wholly foreign-owned enterprises, and all are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our other PRC operating subsidiaries, controlled companies and PRC affiliated entities are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, the Ministry of Commerce published the draft Foreign Investment Law for public comments on January 19, 2015, with the intention of reducing regulation of foreign investment in general while also attempting to regulate new types of foreign investment in China, including those utilizing variable interest entity structure. We utilize variable interest entities in our group structure and may be subject to stricter regulation if the Foreign Investment Law comes into effect. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the education sector, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could adversely impact our corporate structure and business and limit the legal protections available to us and other foreign investors.

Fluctuations in exchange rates could result in foreign currency exchange losses.

We report our financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi (which is the currency in which substantially all of our revenues, expenditures and most of our assets and liabilities are denominated) relative to the U.S. dollar would affect our financial results reported in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it further expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. The value of the Renminbi depreciated approximately 6.4% against the U.S. dollar in 2016; while the value of Renminbi against the U.S. dollar rebounded approximately 5.8% in 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology, controlled companies, Zhengbao Yucai, and Xiamen NetinNet, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementation rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The qualification criteria are significantly higher than those prescribed by the old tax rules. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the EIT Law on December 24, 2008 with a valid period of three years starting from January 1, 2008 and renewed the certificates in 2011, 2014, and 2017, respectively, for another three years. As a result, Beijing Champion was and will be subject to the tax rate of 15% from 2008 through 2019. Champion Technology was subject to the tax rate of 7.5% for 2008 through 2009 and, was and will be subject to 15% from 2010 through 2019. In addition, Zhengbao Yucai obtained the qualification certificate of high and new technology enterprise under the EIT Law on November 12, 2012 with a valid period of three years starting from January 1, 2012, and renewed the certificate in 2015 for another three years. As a result, Zhengbao Yucai was and will be subject to the tax rate of 15% from 2012 through 2017. Furthermore, Xiamen NetinNet obtained the qualification certificate of high and new technology enterprise under the EIT Law on September 30, 2014 with a valid period of three years starting from January 1, 2014, and renewed the certificate in 2017 for another three years. As a result, Xiamen NetinNet was subject to the tax rate of 15% from 2014 through 2019. The continued qualification of a high and new technology enterprise will be subject to annual evaluation and a three-year review by the relevant government authority in China. The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Beijing Champion, Champion Technology, Zhengbao Yucai and Xiamen NetinNet will continue to qualify as high and new technology enterprises under the EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application for such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiary, Champion Technology, controlled companies, Zhengbao Yucai and Xiamen NetinNet, and affiliated entity, Beijing Champion, could adversely affect our business, operating results and financial condition.

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

Our management is currently based in China and expected to remain in China. However, Circular 82 and Announcement 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider CDEL Cayman to be a PRC resident enterprise. However, the SAT may take the view that the determining criteria set forth in Circular 82 and Announcement 45 reflect the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, or additional implementing regulations or guidance may be issued determining that CDEL Cayman is a “resident enterprise” for PRC enterprise income tax purposes. The “resident enterprise” rule could be applied to all of our overseas subsidiaries with similar consequences. If the PRC tax authorities determine that CDEL Cayman and all of our overseas subsidiaries are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividend income between qualified resident enterprises is “tax-exempt income”, we cannot guarantee that dividends paid to CDEL Cayman from our PRC subsidiaries through CDEL Hong Kong and China Healthcare Education would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs are also subject to 10% withholding tax, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2017 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiaries.

Under the EIT Law and its implementing rules, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on January 1, 2007, a company incorporated in Hong Kong, such as CDEL Hong Kong and China Healthcare Education, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in those particular PRC subsidiaries, or 10% if it holds less than a 25% interest in those subsidiaries. However, the SAT promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, although our three PRC subsidiaries, Champion Education Technology, Champion Technology and Zhongxi Healthcare Education, are currently wholly owned by our Hong Kong subsidiaries, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If CDEL Hong Kong and China Healthcare Education cannot be recognized as the beneficial owner of the dividends to be paid by Champion Education Technology, Champion Technology and Zhongxi Healthcare Education, respectively, to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law and its implementing rules. This could have the effect of increasing our effective income tax rate and could also have an adverse effect on our net income and results of operations.

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

We are an offshore holding company conducting our operations in China mainly through our PRC subsidiaries and our PRC affiliated entities. From time to time, we plan to make loans to our PRC subsidiaries, whether currently in existence or to be formed in the future, and to our PRC affiliated entities, whether currently in existence or to be formed in the future, or make additional capital contributions to our PRC subsidiaries.

Any loans we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have been registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to make loans to our PRC subsidiaries, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes may be uncertain. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Further, SAFE promulgated a circular (known as Circular 19) on March 30, 2015 with respect to the management approach regarding the settlement of foreign exchange capital of foreign-invested enterprises. Circular 19 permits foreign-invested enterprises to carry out domestic equity investment with the capital obtained from foreign exchange settlement. Circular 19 also stipulates that the capital of foreign-invested enterprises and capital in Renminbi obtained by them from foreign exchange settlement shall not be used for (i) the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations; (ii) investment in securities unless otherwise provided by laws and regulations; (iii) granting entrustment loans in Renminbi (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and (iv) paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises. In addition, SAFE promulgated Circular 59 on November 19, 2012 and revised the same on May 4, 2015, which requires the authenticity of settlement of the fund from offshore offerings to be closely examined and such fund to be settled in the manner described in the offering documents. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Because our PRC affiliated entities are domestic PRC entities, we are not likely to finance their activities by means of direct capital contributions due to regulatory issues relating to foreign investment in the online education industry, as well as the licensing and other regulatory issues discussed in “Item 4.B. Information on the Company — Business Overview — Regulations”. Any loans we make to any of our PRC affiliated entities, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or PRC affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business in PRC.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

NDRC promulgated the Administrative Measures for the Offshore Investment of Enterprise, or Circular 11, on December 26, 2017 which will take effect on March 1, 2018. According to Circular 11, to make offshore investments, an enterprise located within the territory of the PRC, or an Investor, shall go through the formalities to have a proposed overseas investment project approved or filed on the record, report relevant information, and cooperate with supervision and inspection. Projects subject to approval administration shall be sensitive projects carried out by Investors either directly or through overseas enterprises under their control. The authority in charge of examining and approving such projects shall be the NDRC. Projects subject to record-filing administration shall be non-sensitive projects carried out directly by Investors; in other words, non-sensitive projects carried out by Investors to make direct investment with assets and equities or provide financing or a guarantee. For projects subject to record-filing administration, the authority in charge of record-filing shall be: (1) the NDRC, if the Investor is an enterprise under the administration of the Central Government (including financing institutions under the administration of the Central Government and enterprises under the direct administration of the State Council or its subordinate organs, the same below); (2) the NDRC, if the Investor is a local enterprise but the amount of investment made by the Chinese Investor amounts to USD300 million or above; and (3) the development and reform authority under the provincial government at the place where the Investor is registered if the Investor is a local enterprise and the amount of investment made by the Chinese Investor is less than USD300 million. Where natural persons within the territory of China make investments abroad through overseas enterprises under their control or through enterprises located in Hong Kong, Macao and Taiwan, the above mentioned approval or record filing measures shall apply mutatis mutandis.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since SAFE Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. As for Circular 11, since it will take effect in March 2018, its impact to us remains to be observed. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

Restrictions on currency exchange may limit the ability of our PRC subsidiaries, controlled companies and affiliated entities to finance their activities.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the PRC government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions. Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions”, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries, controlled companies and affiliated entities to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Any existing and future restrictions on currency exchange may continue to affect the ability of our PRC subsidiaries, controlled companies or affiliated entities to finance their activities, or otherwise materially and adversely affect our business.

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

The audit reports included in this annual report are prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues due to different reasons, earnings and cash flow, announcements of new investments, cooperation arrangements, acquisitions, cessation, restructuring or reorganization of business lines, legal dispute, declaration of dividends, fluctuations in market prices for our services, listing of individual business lines on the New Third Board, and other financing activities could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of September 30, 2017, there were 131,854,773 ordinary shares outstanding. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of September 30, 2017, there were 2,082,600 outstanding options to purchase ordinary shares, out of which 1.0 million outstanding options have vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADS could decline.

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

Based on the composition of our assets and income during the taxable year ended September 30, 2017, we believe we were not a PFIC for that taxable year. However, there can be no assurance that we will not be a PFIC in any future taxable year, as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets that are passive and non-passive assets, respectively, the aggregate value of our assets should generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, which could affect our PFIC status in future years.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We operate a U.S. listed company, China Distance Education Holdings Limited (NYSE: DL), and also have a controlled company, Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai,” NEEQ: 837730), which has been listed on China’s New Third Board since June 2016. Our U.S. listed company is primarily focused on the professional certification and professional development education markets by offering exam preparation courses and a series of complementary services for students across several industry verticals, such as accounting, healthcare, engineering and construction, and legal education, among others. The target customers are working professionals as well as college students. Zhengbao Yucai, on the other hand, is primarily focused on China’s college market, by offering business start-up training courses mainly to university students, and learning simulation software aimed at enriching the learning experience of college students and complementing traditional college teaching methods.

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

Prior to 2015, we had been operating our businesses primarily through Beijing Champion, which operated most of our multiple lines of businesses. As an effort to improve operating efficiency and to better position the relevant business lines for future growth, we incorporated several new entities in 2015 to streamline the corporate structure of our different business lines.

To realign our healthcare business, we incorporated a holding company in the British Virgin Islands named China Healthcare Investment Limited, or China Healthcare Investment, its Hong Kong subsidiary named China Healthcare Education Limited, or China Healthcare Education, its PRC wholly-owned subsidiary Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., or Zhongxi Healthcare Education, and a related PRC operating entity named Beijing Champion Healthcare Education Technology Co., Ltd., or Champion Healthcare Education. None of these entities has started conducting any business to date. The Company’s healthcare business line is currently operated by Beijing Champion.

We also incorporated Beijing Champion Culture Development Co., Ltd., or Champion Culture, and plan to gradually migrate the book sale business from Beijing Champion to it to be more effectively focused on the book sale business. To date, Champion Culture has conducted part of the book sale business and the migration of business is still in progress.

We incorporated Nanjing Champion Vocational Training School, or Nanjing Champion Training School, to operate our business start-up training services in Nanjing. The incorporation of Nanjing Champion Training School was in response to the local governmental authority’s request for training services to be offered in the region.

We incorporated Beijing Champion Tax Management and Advisory Co., Ltd., or Champion Tax Advisory, and have been gradually migrating the “Tax School” Program from Beijing Champion to it to better position the “Tax School” for future growth. To date, Champion Tax Advisory is conducting a substantial part of the “Tax School” program and the migration of the business is still in progress.

We incorporated Beijing Champion Accounting Education Technology Co., Ltd., or Champion Accounting, and have migrated the College Cooperation Program from Beijing Champion to it to better monitor the Program’s development.

We incorporated Beijing Champion International Education Technology Co., Ltd., or Champion International Education, in October 2016, and use it as the platform to introduce international education products and services, including the test preparation courses for AICPA, ACCA and CMA examinations, into China’s market.

We incorporated Shanghai Xidong Information Technology Co., Ltd., or Shanghai Xidong, in the Shanghai Free Trade Zone in June 2017 to faciliate our cross-border activities.

To further develop our business start-up training business, we incorporated several subsidiaries under Zhengbao Yucai, including (i) Beijing Chuang Qingchun Chuang Weilai Education Technology Co., Ltd., or Chuang Weilai Education Technology, in February 2017, (ii) Shanghai Huzheng Education Technology Co., Ltd., or Shanghai Huzheng Education Technology, in May 2017, (iii) Guangdong Zhengbao Yucai Education Co., Ltd., or Guangdong Zhengbao Yucai, in June 2017, and (iv) JinMaLan (Tianjin) Business Start-up Services Co., Ltd,, or Tianjin Business Start-up Services, in December 2017.

We incorporated Xiamen Zhongxi Champion Education Technology Co., Ltd., or Xiamen Zhongxi Education, in November 2017, which entered into a letter of intent to purchase an office building in Xiamen, with an office space of approximately 15,800 square meters, in consideration of approximately RMB99.3 million ($14.9 million).

We do not believe that the incorporation of these new entities would result in any substantive impact on our operations.

In May 2016, we acquired 80% equity interest in Xiamen NetinNet, a learning simulation software provider specializing in practical accounting-related learning solutions for China’s college market, for a total consideration of RMB212 million ($32.7 million). Our acquisition of Xiamen NetinNet further complements our suite of learning solutions for the growing college market, and enables us to offer comprehensive accounting simulation-based learning content to college students aimed at enriching their learning experience and complementing traditional college teaching methods.

Zhengbao Yucai has been listed on the New Third Board since June 2016. In October 2016, Zhengbao Yucai announced a share issuance plan on the New Third Board which was subsequently revised in December 2016. Under the revised plan, Zhengbao Yucai issued 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance, at RMB1.99 ($0.28) per common share. Total funds raised by the share issuance were RMB83.3 million ($11.9 million).

According to the revised plan, Mr. Zhengdong Zhu, chairman and CEO, and Mr. Liankui Hu, an independent director, subscribed for 63.8% and 24.6% of the total shares to be issued, respectively. The share issuance plan was completed in March 2017. Immediately following the share issuance, the equity interest of CDEL in Zhengbao Yucai was reduced from 60.1% to 35.8%. Mr. Zhengdong Zhu, Mr. Liankui Hu and a partnership holding equity interest in Zhengbao Yucai (in which Mr. Zhengdong Zhu has a majority interest) have entered into an acting-in-concert agreement with a wholly-owned subsidiary of the Company, requiring them to vote their shares as to key matters submitted to the shareholders of Zhengbao Yucai for approval in accordance with the instructions of such subsidiary. Together, Mr. Zhengdong Zhu, Mr. Liankui Hu and the aforementioned partnership have a combined equity interest in Zhengbao Yucai of 59.5% immediately after the share issuance.

To further enhance our operating efficiency and optimize our overall business structure for future growth, in July 2017, we sold our 80% equity interest in Xiamen NetinNet to Zhengbao Yucai for a total consideration of RMB221 million ($33.2 million). Immediately after the restructuring, the equity interest of CDEL in Xiamen NetinNet was reduced from 80.0% to 28.6%. Going forward, we do not intend to further inject any business operated by our U.S. listed company into Zhengbao Yucai.

In November 2017, we acquired 80% equity interest in Jiangsu Zhengbao Asset Financial Advisory Co., Ltd (formerly known as Nanjing Xin Asset Financial Advisory Co., Ltd.), or Jiangsu Asset, for a total consideration of RMB40 million ($6.0 million). Jiangsu Asset provides accounting and related advisory services to small and medium sized enterprises (“SMEs”). Our acquisition of Jiangsu Asset further broadens our services to SMEs by introducing accounting and related advisory services to complement our “Tax School” program, while at the same time providing superb internship opportunities to students in our College Cooperation Program.

We have also made the following strategic investments:

In November 2015, we subscribed for 12.5% equity interest in Mayi White-Collar Investment Management Co., Ltd., or Mayi Investment Management, an online lending platform, for a total consideration of RMB12.5 million ($2.0 million).

In May 2016, we entered into an investment agreement with Amdon Consulting Pte Ltd, or Amdon, a Singapore-based e-learning solution provider, to subscribe for 15% equity interest in Amdon in two tranches for a total consideration of SGD1.8 million ($1.3 million). The first and second tranches of investments were completed in June 2016 and November 2016, respectively.

In September 2016, we subscribed for 8.5% equity interest in Beijing Niuke Technology Co., Ltd., or Niuke Technology, an online information technology training and recruiting platform, in consideration of RMB4.3 million ($0.6 million).

In November 2016, we entered into an investment agreement with Nurselink International Limited, or Nurselink Int’l, a company engaged in nurse recruiting and training services, to subscribe for 7.242% equity interest in Nurselink Int’l in two tranches for a total consideration of $0.9 million. The first and second tranches of the investment were completed in November 2016 and April 2017, respectively.

In January 2017, we entered into a share transfer agreement through our controlled company, Zhengbao Yucai, with certain shareholders of Hangzhou Wanting Technology Co., Ltd., or Hangzhou Wanting, to purchase 10.0% equity interest in Hangzhou Wanting for a consideration of RMB16.0 million ($2.4 million). Hangzhou Wanting is a company listed on the New Third Board and offers comprehensive simulation-based learning content to college students to master critical engineering and construction skills. In the second half of 2017, Zhengbao Yucai entered into share transfer agreements with certain shareholders of Hangzhou Wanting to further purchase 20.72% equity interest in Hangzhou Wanting for an aggregate consideration of RMB33.2 million ($5.0 million). Altogether, Zhengbao Yucai has a combined equity interest of 30.72% in Hangzhou Wanting.

In March 2017, we invested RMB17.0 million ($2.5 million) in Beijing Piyingke Technology Co., Ltd., or Piyingke Technology, for a combined equity interest of 19.5% in Piyingke Technology. Piyingke Technology is engaged in the development of animations and comics production tools for the education market.

In September 2017, we acquired 40% equity interest in Beijing Ruida Chengtai Education Technology Co., Ltd., or Beijing Ruida, a company engaged in exam preparation services for participants in China’s national judicial examination for a total consideration of RMB192 million ($28.8 million), subject to adjustments under certain pre-agreed conditions. In addition, we have the right, at our option, to further increase our equity interest in Beijing Ruida up to 60% before April 2019 under certain pre-agreed conditions. Beijing Ruida delivers services and products at six campuses in China (Beijing, Shanghai, Nanjing, Hangzhou, Guangzhou, and Shenzhen) as well as through its online platform and a nationwide network of education partners. Through our investments in and potential future acquisition of Beijing Ruida, we are able to strengthen our legal education vertical by adding a prominent national judicial exam preparation provider to our portfolio of education services.

In November, 2017, we subscribed for 10% equity interest in Chongqing Moses Robots Co., Ltd., or Chongqing Moses Robots, an industrial automation solution provider, through our controlled company, Zhengbao Yucai, in consideration of RMB10.0 million ($1.5 million).

In December 2017, we entered into a share transfer agreement with a shareholder of Beijing Teacheredu.cn Science & Technology Co., Ltd., or Beijing teacheredu, to purchase 14.5% equity interest in Beijing teacheredu for a consideration of RMB80.0 million ($12.0 million). Beijing teacheredu is a company listed on the New Third Board and offers continuing education to K-12 teachers across China.

In December 2017, we entered into a partnership agreement with certain parties in which we subscribed for 40% interest in Beijing Taixing #1 Investment Management Centre (LP), or Beijing Taixing #1 LP, for a consideration of RMB10.0 million ($1.5 million). Beijing Taixing #1 LP is a limited partnership engaged in preschool education investment.

For additional information on our organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

We incurred capital expenditures of $4.9 million, $3.9 million and $2.8 million in the fiscal years ended September 30, 2015, 2016 and 2017, respectively. The amount of capital expenditures in the fiscal year ended September 30, 2017 related primarily to our expenditures on property, plant and equipment, and software. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see “Item 5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures.”

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

B. Business Overview

Overview

Our mission is to be a life-long, comprehensive education partner and service provider for professionals and corporate clients in China to fulfill their educational and operational needs. In particular, we focus on helping professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses. We believe that we are the leading provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in fiscal year 2017. As of September 30, 2017, our content library encompassed 275 course offerings, approximately 6,800 classes, and close to 35,000 hours of audio-video content across 13 subject areas.

Our online courses typically feature pre-recorded, high-definition audio-video lectures taught by experts within their respective fields. Lectures can be viewed either through streaming via the Internet or can be downloaded to various devices, including computers, tablets and smart phones. To enhance the students’ learning experience, our online lectures are supplemented by our proprietary Learning Management System which tracks students’ individual study progress, enables students to record course notes and to collect incorrectly answered questions for future review, as well as provides other content, such as course outlines, exercise questions, mock exams, and Frequently Asked Questions and Answers. In addition, we provide comprehensive course-related support services that include online tutoring and 24/7 customer service via our call center.

Our websites also generate significant user traffic. As of September 30, 2017, we had 52.7 million cumulative registered users, and we believe our websites were among the most visited websites in China’s education industry, as measured by 548,000 average daily unique visitors and 73.7 million average daily page views for our fiscal year ended September 30, 2017. As of September 30, 2017, we offered 75 downloadable and proprietary mobile applications and recorded 25.5 million cumulative downloads as of that date. We have a track record of successfully converting our user traffic into course enrollments and will continue to pursue opportunities to further monetize our user traffic and content library.

We focus our online professional education services in three main industries: accounting, healthcare and engineering & construction. In addition, we also offer other professional education courses, such as online test-preparation courses for the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test-preparation courses for university students intending to take the nationwide graduate school entrance exam, accounting practical skills training courses for college students and working professionals, as well as online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows users to share their educational content or deliver live courses online. In May 2015, we launched our College Cooperation Program which enables us to expand our industry-leading online accounting educational content and services for professional examinations to college and university students, in partnership with colleges and universities. Our acquisition of Xiamen NetinNet in May 2016 further complements our suite of learning solutions for the growing college market, and enables us to offer comprehensive accounting simulation-based learning content to college students aimed at enriching their learning experience and complementing traditional college teaching methods. Our acquisition of Jiangsu Asset in November 2017 further broadens our services to SMEs by introducing accounting and related advisory services to complement our “Tax School” program, while at the same time providing superb internship opportunities to students in our College Cooperation Program.

As of September 30, 2017, we operated 25 websites, including our main website www.cdeledu.com and 24 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 82.0%, 79.9% and 72.9% of our net revenues in the fiscal years ended September 30, 2015, 2016 and 2017, respectively. In addition to traditional online courses, we also offer live streaming accounting and healthcare courses and certain fee-based, mobile accounting, healthcare, engineering & construction and legal courses through an app available on Android and Apple iOS tablets and smart phones. Furthermore, we also sell books and reference materials, offer offline business start-up training courses and offline accounting and healthcare professional training courses, and provide courseware production services and platform production services for certain customers.

Our net revenues were $108.2 million, $117.5 million and $131.0 million in the fiscal years ended September 30, 2015, 2016 and 2017, respectively. We had net income of $24.6 million, $26.3 million and $14.9 million in the fiscal years ended September 30, 2015, 2016 and 2017, respectively. Our total course enrollments were 3,332,000, 3,750,000 and 3,432,000 for the fiscal years ended September 30, 2015, 2016 and 2017, respectively.

Our Online Education Services

We focus our online professional education services in three main industries: accounting, healthcare and engineering & construction. In addition, we offer other professional education courses, such as online test-preparation courses for the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test-preparation courses for university students intending to take the nationwide graduate school entrance exam, accounting practical skills training courses for college students and working professionals, as well as online language courses. The following table lists our key online course offerings for the fiscal year ended September 30, 2017.

Discipline	Website	Contribution to Revenue (%)	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com www.ck100.com	41.6%	38	1,897
Healthcare	www.med66.com	20.2%	41	1,834
Engineering & Construction	www.jianshe99.com	5.9%	54	1,432
Others		5.2%	142	1,615
Total		72.9%	275	6,778

We offer different types of classes for various subjects within each course and multiple courses for each discipline. Each course typically represents one examination, professional development or continuing education requirement. To access our classes, course participants must first log into their online registered accounts and enroll in our courses. They are typically able to choose among several different lecturers within each class. After selecting a lecturer, course participants can view the lecture videos along with the lecture script and click on hyperlinks for other useful functions during their lecture study. For example, course participants can receive tutoring support by posting a question on the question and answer board; pause the video to take notes, practice mock exam questions, or evaluate lecturers’ performance; and access the bulletin board or other helpful information. These functions are part of our proprietary Learning Management System, which monitors our course participants’ individual progress, records course notes, and collects incorrectly answered questions for future review; and provides other content, such as course outlines, mock exams, and Frequently Asked Questions and Answers. For more details on our course-related support and services, see “— Our Services to Students and Teachers — Course-Related Support and Services.”

In addition to traditional online courses, we also offer live streaming accounting and healthcare courses and certain fee-based, mobile accounting, healthcare, engineering & construction and legal courses through an app on Android and Apple iOS tablets and smart phones. Our live streaming courses are well suited for students who desire a technology-based learning solution, but prefer a live course setting and greater interaction with the lecturer. Our mobile courses employ a course format more suitable for smaller screens and shorter studying times. For example, our mobile accounting courses are organized by key knowledge points, each illustrated using a 10-minute lecture segment, and total video lengths are much shorter than our traditional online courses. In addition, our proprietary mobile learning system employs an intelligent exercise question databank. For certain classes, if a student answers any question incorrectly, our intelligent exercise question databank will automatically push similar questions to the course participant until he or she masters the relevant knowledge point.

Accounting Courses

PRC laws and regulations require persons engaging in accounting and related activities to obtain various qualifications and licenses and to meet continuing education requirements. Qualifications and licenses are primarily obtained by passing exams administered by various agencies, and continuing education requirements can be fulfilled by taking courses covering certain subjects. We offer a comprehensive suite of online test preparation, continuing education, and professional development courses for accounting professionals in China.

•	Accounting Certificate Examination. Prior to November 2016, persons who performed PRC accounting work in any organization in China were required to hold a certificate of accounting professional or Accounting Certificate and to register with the relevant regional bureaus of the Ministry of Finance, or the MOF. This was the basic qualification requirement for accounting professionals in China. Starting from late November of 2016, the Department of Finance in certain provinces and cities suspended the Accounting Certificate Examination due to the proposed change in the related examination policy. In November 2017, SCNPC published the Decision of the SCNPC on Revising the “Accounting Law of the People’s Republic of China” and Other Eleven Pieces of Laws, pursuant to which the requirement of holding an Accounting Certificate to be engaged in accounting work is canceled. In conjunction with the cancellation of the Accounting Certificate, the examination policy of Elementary APQE was released, stating that candidates possessing a high school diploma or above degree can take the Elementary APQE instead of holding an Accounting Certificate.

•	Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations. The skill level and technical competence of accounting professionals in China are further measured by achieving certification at various levels within the accounting profession. These levels are determined by the ability of accounting professionals to pass elementary, intermediate and advanced level accounting professional qualification examinations. Candidates who pass these exams are issued an accounting qualification certificate for their respective level from the MOF and the Ministry of Human Resources and Social Security, or the MOHRSS, jointly.

•	CPA Qualification Examination. Persons who act as certified public accountants in China are required to pass China’s CPA Qualification Examination. This exam is open to all candidates who hold at least an associate college diploma or above degree or an intermediate level of accounting professional qualification certificate.

•	Continuing Education for Accounting Personnel. PRC regulations require persons holding Certificates of Accounting Professional or Accounting Certificate and Certificates of Accounting Specialty and Technical Qualifications to undergo at least 24 study hours/credits of continuing education training each year. Failure to comply with these continuing education requirements can result in the suspension or cancellation of such certificate holders’ certifications.

•	Tax Agent Qualification Examination. Prior to August 2014, only registered tax agents were able to carry out tax agency services, issue tax audit reports and handle tax procedures such as applications for tax registration with relevant authorities on behalf of business entities. Persons wishing to qualify as registered tax agents were required to pass the RTA Qualification Exam. In August 2014, the PRC State Council cancelled the RTA Qualification Exam. In November 2015, the RTA Qualification Exam was officially changed to the Tax Agent Qualification Exam by the Chinese Certified Tax Agents Association.

Healthcare Courses

We provide preparatory courses for a wide variety of healthcare professional exams. Currently, we offer courses mainly relating to the following four major nationwide healthcare exams:

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

Other Courses

We provide other professional education courses, such as online test-preparation courses for the national judicial examination, English proficiency test for professionals, and other occupational certifications or skills. Each of these offerings follows a similar course production and online delivery model. We plan to continue to leverage our core online course production and delivery expertise to produce and deliver new courses for additional professions and industries.

We provide test preparation courses for self-taught learners pursuing higher education diplomas or degrees in various disciplines via our www.zikao365.com website. They can obtain government accredited diplomas or degrees by completing their self-study and passing the Higher Education Examination for Self-Taught Learners administered by the Ministry of Education (“MOE”). We have also obtained exclusive rights in certain provinces and cities to offer study process monitoring programs that allow self-taught learners to earn up to 30% of the credits they need to obtain post-secondary self-taught education degrees in certain provinces and cities in China.

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

Open Learning Platform

We operate an Open Learning Platform, our proprietary education platform that allows people to share their educational content primarily in professional development areas. While educational content such as lecture videos or PowerPoint illustrations can be freely uploaded and downloaded, the core of our Open Learning Platform focuses on audio-video lecture courses and practical job skills training. After passing our rigorous quality control standards, experts and scholars of various fields can either record their own lectures and post them on our Open Learning Platform website, www.chinatet.com, or deliver real-time audio-video courses supported by real-time online notes and illustrations. We offer coaching services to these lecturers and employ a user evaluation system to ensure that these courses meet our quality and effectiveness standards. We employ primarily a revenue-sharing scheme with Open Learning Platform contributors. Since the introduction of our Open Learning Platform in October 2012, we have amassed over 444 online courses as of September 30, 2017, which span various professional development areas, including accounting, healthcare, and engineering & construction. These courses include both live and pre-recorded courses, third-party developed courses as well as our own proprietary courses.

Course Formats

We offered various regular and premium classes for our course offerings in fiscal year 2017, mainly comprised of the following different levels of education services at different fees:

•	Foundation Classes: Our foundation classes contain detailed materials and instructions to provide course participants with broad and comprehensive knowledge of specific subject matter.

•	Intensified Focus Classes: Our intensified focus classes are designed to provide more intensive instruction, at a more advanced pace, on the key topics of specific subject matter to course participants who already have a basic knowledge of the subject matter.

•	Exam Questions Analysis Classes: Our exam questions analysis classes contain deep analysis on typical questions and instruction tailored for exam preparation, which could help course participants master the related materials.

•	Crash-Course Classes: Our crash-course classes are designed to provide a quick overview of the key topics on specific subject matter in the final weeks prior to an exam.

•	Exam Simulation System and/or the Operation Course: Our exam simulation system, which covers certain of our courses, offers a wealth of mock test questions based on actual exams, closely conforms to the syllabus and test requirements of such exams, and covers various key examination points. The system sets a time limit for handing in test “papers”, automatically reviews and grades these “papers”, and pools wrong answers for repeated exercises, thereby honing the examinees’ test-taking skills.

•	Live Streamed Courses: Our live streamed courses are offered with some of our most popular exam subjects, and they are well suited for students who desire technology-based learning solutions, but prefer a live course setting and greater interaction with the lecturer.

We offer regular classes which provide education services over the subscription period from the month in which the course participant enrolls in the course to the month in which the subscribed course terminates, typically within one year. We also offer premium classes that cover the same courses as regular classes at higher fees. However, if a premium class participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course for free in the following year.

In fiscal year ended September 30, 2015, we also offered elite classes for some of our most popular test-preparation courses. With our elite classes, course participants paid substantially higher course fees for enhanced support services and substantially more interactive course participation. After completing an elite class, if a participant fails to pass the relevant exam and certain pre-agreed conditions are met, the course participant may elect to receive a cash refund of the course fees paid or full credit towards future courses provided by us. We ceased to offer elite classes for most of our course offerings in fiscal year 2016.

Since fiscal year 2017, we have been placing more emphasis on live streaming, to complement our pre-recorded online audio video courses while strengthening the interaction among students, lecturers and our websites. We currently offer live streaming of certain accounting courses and healthcare courses, which are attracting a growing audience of students, on our proprietary learning platform and also on third-party social media platforms. Live streaming provides our students with another learning modality option, and helps elevate our brand, showcase our lecturers and drive course enrollments.

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

Payment for the course fees can be made through any one of the following methods:

•	online and mobile payment on computers, tablets or smart phones using credit or debit cards, or via third-party payment networks;

•	purchase of prepaid study cards;

•	remittance through a bank or post office;

•	cash payment made at our offices; or

•	instalment loans offered by other institutions such as Alipay.

Online and mobile payment using credit or debit cards, or via third-party payment networks is the most frequently used payment method. Pre-paid study cards is the second most popular payment option and are sold through regional sales agents at points of sale throughout China. The pre-paid study cards come with face values ranging from RMB10 ($1.50) to RMB500 ($75.15) and can be used to register for a single course or multiple courses. These pre-paid study cards typically have a two-to-three-year expiration period. Once course participants activate the pre-paid study cards, the face values of the cards are added to their registered accounts and are no longer subject to expiration.

Other Products and Services

Books and Reference Materials

We primarily sell proprietary books and reference materials related to our courses such as the various levels of Accounting Professional Qualification Examinations, the CPA Qualification Examination, accounting continuing education, the National Practicing Medical Doctor Qualification Examination, the National Pharmacist Qualification Examination, and Associate Constructor and Constructor Qualification Examinations. To promote our online courses, we sometimes sell books and reference materials together with some privileges, which allow course participants to take a certain number of online courses for no additional charge or by paying discounted fees. Our proprietary books and reference materials are authored by lecturers teaching the relevant online courses. Pursuant to agreements with the lecturers, we own the copyright to these books and reference materials in almost all cases. We engage third-party publishers to publish our books and reference materials and distribute them through third-party bookstores and distributors across China, as well as through our online bookstores and our offices in Beijing.

College Oriented Online-to-Offline Products and Services

We launched our College Cooperation Program in May 2015. This program is aimed at expanding our industry-leading accounting educational content and services mainly for professional examinations to college and university students, in partnership with colleges and universities. This program is comprised of the following four components:

•	Online-Offline Blended Learning: we work hand-in-hand with college and university partners to deliver a blended online-offline learning program where students can prepare for accounting related certifications and qualifications in school.

•	Practical Training: we provide students accounting practical skills training courses to prepare them for real-world accounting work.

•	Internship: we assist students in obtaining virtual internships in accounting where interns can handle real accounting tasks from our enterprise customers using our accounting cloud services.

•	Employment Advisory & Recruitment: we offer students employment guidance services to help them prepare for job opportunities. Using our big data analysis, we can match the employment goals of students with the recruitment needs of employers.

We acquired Jiangsu Asset in November 2017, which provides accounting and related advisory services to SMEs. The investment in Jiangsu Asset bolsters our accounting services business by over 2,500 SME customers, while at the same time providing superb internship opportunities to our college students.

Public Oriented Online-to-Offline Products and Services

In an effort to help course participants master critical accounting concepts and practical skills, and to guide them in their job search, we offer employment guidance services for accounting professionals, which bundle accounting practical skills training courses and employment guidance services.

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

Sale of Learning Simulation Software

We offer comprehensive accounting simulation-based learning content to college students aimed at enriching their learning experience and complementing traditional college teaching methods.

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

Our Educational Content and Delivery

Course Creation

We have an extensive content library with 275 course offerings, approximately 6,800 classes, and close to 35,000 hours of audio-video content as of September 30, 2017. We place great emphasis on the quality of our courses and learning materials, both in terms of content and production quality to enhance course participants’ learning experience. Prior to developing a new course, we gather market intelligence to ensure that we are developing relevant and up-to-date courses. Once we gather enough market intelligence, we typically develop and produce most of our courses in-house by working with our lecturers who possess extensive industry and academic backgrounds. To develop high-quality courses, we employ a variety of measures including substantive content review and content approval by our experienced personnel at each stage of the course development process. We regularly update our existing courses, typically every year, to stay abreast of the latest examination trends and professional requirements. Although our lecturers participate in the development of the course materials, in almost all cases, we own all copyrights to our courses and course materials pursuant to contracts with our online lecturers.

We believe superior delivery of our courses and learning materials is important for us to attract and retain course participants. We record, digitize and edit most of the high-definition audio-video lectures used in our online courses on our own premises. We maintain 29 fully-equipped recording rooms to ensure the high quality of the high-definition audio-video content and any graphics used in the lectures. Our editing department uses advanced high-definition audio-video editing software and equipment to eliminate breaks, pauses and unwanted noise from each lecture recording to further enhance the viewing and listening experience. All lectures are properly formatted and compressed to facilitate smooth transmission via streaming media and other Internet-based technologies. Our customer service team regularly seeks feedback on the quality of our courses from our course participants.

Our Lecturers

The vast majority of our lecturers are academics from renowned higher education institutions in China and experienced practitioners within their respective fields. They work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. Approximately half of them are obligated to conduct online lectures exclusively for us. They are not our employees, however, and typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. We have received positive feedback on these in-house lecturers from course participants and plan to continue to increase their numbers across all our course offerings in the future. The number of online lecturers actively producing online courses for us was 365, 452 and 436 in the fiscal years ended September 30, 2015, 2016 and 2017, respectively.

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

Our lecturers are attracted to our online platform where their lectures can be viewed by tens of thousands of course participants across China, which can help further expand and enhance their national reputation in their respective fields. We pay our lecturers fees mainly based on the number of hours of lectures they deliver.

Our Services to Students

Course-Related Support and Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We provide tutorial sessions, which allow course participants to interact with their lecturers and other course participants using their personal computers. To enhance the learning experience, we also maintain a well-trained pool of tutors, who are knowledgeable about specific subject matter and exams, to answer questions from course participants and to host tutorial sessions. For questions submitted by course participants, our tutors are able to provide timely and accurate responses, usually within 24 hours after a question is submitted, through our online question and answer board. We had 410 tutors as of September 30, 2017, of which 226 are part-time employees. To ensure that our tutors are suitably qualified to support our courses and provide quality services, we have established stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experiences and knowledge of various exams and subject matter. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter. We believe that our high-quality tutorial and learning support services are critical to enhancing the learning experience of our course participants.

Community-oriented Services on Our Websites

In addition to using our websites to access our courses, course participants and visitors to our websites are also able to access a wide variety of information and to exchange ideas on topics relating to the various professions and disciplines for which we offer services. We offer free, comprehensive and timely information about exam times and locations, test preparation guidance, regulations and policies relevant to each industry, career planning and industry trends. We also offer free e-mail accounts to course participants and provide an electronic bulletin board service, which can be accessed on computers or tablets and smart phones through our mobile apps. In addition, course participants and visitors could subscribe for free and helpful daily practice questions. Through these community-oriented features, we create virtual communities for course participants and visitors which, we believe, foster brand awareness and customer loyalty. In addition, these virtual communities provide us with a valuable means of tracking feedback about our courses, lecturers and services, allowing us to make adjustments and to react quickly to concerns and complaints from our course participants.

General Customer Services

Our customer service representatives counsel potential and existing course participants on our courses and services, assist in course enrollment, process fee payments, conduct regular telephone customer surveys and provide other support services. They are available online and by email or phone, 24 hours a day, seven days a week. Our dedicated customer service team numbered 405 individuals as of September 30, 2017. We recruit our customer service personnel from candidates who have good communication skills and high customer service ethics, and provide on-the-job training for our new recruits. We conduct ongoing evaluations of our customer service staffs and provide periodic training to improve their skill set.

Online Platform and Technology Infrastructure

Maintaining a reliable, scalable and secure technology infrastructure is crucial to our ability to support the online courses and services we provide to our course participants. We manage our online course production and delivery system using a combination of commercially available software, hardware and proprietary technology. Over the years, we have established a comprehensive and powerful online platform that enables tens of thousands of course participants to simultaneously attend our courses and participate in other programs and activities online. Additionally, our proprietary Learning Management System monitors all course participants’ individual learning progress, records their course notes, collects their incorrectly answered questions for future review and provides other content, such as course outlines, mock exams, and Frequently Asked Questions and Answers.

We have also extended our online courses from regular Internet-enabled desktop or laptop computers to Apple iOS, Android, and Windows tablets and smart phones. Once enrolled, participants can watch videos, do exercise questions and obtain tutoring support via all these platforms. We develop and offer both free and fee-based mobile classes through our apps to offer more content and convenience for our course participants, as well as to promote our brand to the general public and to increase traffic to our websites. Our apps are available on Apple iOS, Android, and Windows tablets and smart phones and fall into four main categories: classes, tools, exam databanks, and reference reading. Our popular apps include: accounting mobile classroom, accounting mobile courses, architecture mobile classroom, “dreams come true” electronic books and CDEL architecture exam databank. As of September 30, 2017, we had 75 different mobile apps with over 25.5 million cumulative downloads. Our fee-based, mobile accounting, healthcare, engineering & construction and legal courses are also available through our apps on Android tablets and smart phones. Course participants enrolled in our fee-based mobile courses are provided with the pop-up quiz feature of our premium classes, which, for certain classes, automatically push mock exam questions to the course participant until he or she provides the correct answer and masters the relevant knowledge point. We have also built a robust online community platform that helps foster a strong sense of community among our course participants and builds brand loyalty.

We maintain multiple servers, which are separately located in multiple Internet data centers, or IDCs, in several cities across China, and a proprietary content delivery network system to mitigate any downtime arising from individual IDC or server failure. To increase reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Using cluster technology, our system can identify errors and isolate failed servers automatically so that our course participants can access our services at any time. If a malfunction arises in a server or at a point of presence, our load balancing technology can automatically direct visitors to access the same content through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and technology infrastructure, which will enable us to respond quickly to potential problems. In the fiscal year ended September 30, 2017, we have not experienced any material disruption to our business or websites.

We utilize streaming media technology as the primary delivery method for our online lectures because it allows the end-user to view the file as it is being delivered. To accommodate different levels of Internet access and bandwidth available to course participants across China, we provide our course lectures in a number of formats. Course participants may download copies of the lectures onto their own personal computers, tablets or smart phones and access the lectures later without internet connection. We utilize digital rights management, or DRM, technology to restrict the transfer and viewing of such downloadable media files.

Sales and Marketing

We rely on a combination of direct sales and referrals, regional and online sales agents, as well as other sales and marketing activities to market our services and products.

Direct Sales and Referrals

Many of our course participants learn about our services and courses through word-of-mouth referrals. As a result, a significant portion of our sales are made through our customer service representatives who were directly contacted by the course participants. We believe that combining the customer service and sales function in one department contributes both to the quality of our customer service and the effectiveness of our direct- and cross-selling efforts. Based on their knowledge of our courses and feedback from course participants, our customer service representatives are able to recommend the most suitable courses for new course participants and to cross-sell new or additional courses, learning tools and materials, as appropriate.

Regional and Online Sales Agents

We use regional sales agents to resell our pre-paid study cards bought from us. Generally, we provide various discounts to our regional sales agents based on the volume purchased and the method of payment. In addition, these agents typically assist with our promotional activities in their respective regions and provide market feedback, which helps us in planning our marketing strategy and sales activities. In the fiscal year ended September 30, 2017, we had approximately 1,500 active regional sales agents throughout China. When selecting regional sales agents, we consider various criteria, such as whether the candidates have relevant experience and whether they are familiar with or have established relationships with local professionals, professional associations and organizations related to our target industries and professions. Our regional sales agents are comprised mostly of stores and other points of sale that sell books, learning materials and other supplies to our target professionals. Most of our regional sales agents are appointed on an exclusive basis.

We also use online sales agents, which typically are Internet companies and website operators in China that market our course offerings and other services on their websites. We pay our online agents marketing and promotional fees for each new course participant registered through their website. In the fiscal year ended September 30, 2017, we had approximately 400 active online agents.

Other Advertising and Marketing Efforts

Historically, we have placed advertisements mainly on high-traffic search engines and sometimes on high-traffic Chinese Internet portals and in newspapers, magazines, and journals in many cities across China. We also promoted our courses, services and products at examination registration centers and education and career fairs, including distributing complimentary study cards together with reference books and study materials that we sold at these places. We have also established a number of scholarships totaling RMB0.6 million ($88,000) in the fiscal year ended September 30, 2017 and granted awards to course participants who have achieved outstanding performance in various exams.

In an effort to accelerate course enrollment growth, we have adopted a multi-pronged marketing strategy utilizing various social media platforms since 2017. This strategy is designed to complement our existing marketing activities and is aimed at broadening our reach to prospective students, increasing our brand awareness, and convincing more students to choose us as their learning partner, while strengthening the interaction among students, lecturers and our websites.

First, we have stepped-up our publicity efforts using leading social media platforms to promote some of our popular lecturers. More specifically, these lecturers aim to attract a fan base by interacting with the public through various Web forums, including Weibo, WeChat, live streaming and other new media forms. These lecturer outreach efforts are designed to drive lecturer fans to our websites, as well as our official Weibo, blog, and WeChat accounts, with the goal of growing student traffic and in turn, student enrollments.

Second, we have developed cooperation programs with e-commerce websites, such as Tmall, by establishing flagship stores for our key subject areas. Our flagship Tmall Accounting store opened in January 2017. We intend to continue to develop additional cooperation programs with e-commerce websites in the future.

Third, we have cooperated with video-sharing websites to co-produce free high-quality online courses that are available to the general public. Our goal is to increase our brand awareness as a result of the increased exposure created by these free online courses, and attract more paid enrollments to our high-quality courses.

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

As of September 30, 2017, we had registered 257 software copyrights with the National Copyright Administration of the PRC for our proprietary online course delivery platform, customer service system, DRM encryption system, streaming media load balancing system, online course creation management system, and certain other aspects of our online education platform, as well as learning simulation software developed by Xiamen NetinNet. We had also registered 663 trademarks with the China Trademark Office and obtained three patent certificates from the State Intellectual Property Office, and one application is currently pending.

As of September 30, 2017, we had registered 365 domain names relating to our business with the Internet Corporation for Assigned Names Numbers and China Internet Network Information Center, including all 25 of our operating websites. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.”

Employees

We had 1,379, 1,568 and 2,061 full-time employees as of September 30, 2015, 2016 and 2017, respectively. In addition to the above full-time employees, we had 234 part-time employees as of September 30, 2017.

Seasonality

We have experienced seasonality and expect to continue to experience seasonality in revenues from online education services primarily due to seasonal changes in course enrollment and the timing of various exams. We have also experienced seasonality in revenues since our acquisition of Xiamen NetinNet in May 2016. For more details, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.” Our revenue recognition policy can compound the effect of any seasonality or change in the timing of various exams. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Revenue recognition.”

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

Restrictions on Telecommunications Industry

The telecommunications industry, including the Internet sector, is highly regulated by the PRC government. Laws and regulations issued or implemented by the State Council, MIIT, and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment. The principal regulations governing the telecommunications industry and the Internet include:

•	The Telecommunications Regulations (2014, as amended in 2016);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2017); and

•	The Internet Information Services Administrative Measures (2000, as amended in 2011).

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

Foreign Ownership Restrictions on Internet Content Provision Businesses

The State Council promulgated the Administrative Rules on Foreign-Invested Telecommunications Enterprises in December 2001, as amended on September 10, 2008 and February 6, 2016, respectively, or the FITE Rules. The FITE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the FITE Rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. On June 30, 2016, MIIT issued the Announcement of the Ministry of Industry and Information Technology on Issues concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau, or the MIIT Announcement, which provides that investors from Hong Kong and Macau may hold more than 50% of the equity in FITEs engaged in certain specified categories of value-added telecommunications services.

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

Each of Beijing Champion, Caikaowang, and Champion Wangge holds an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MIIT, which allows it to provide Internet content distribution services through 25 websites owned by Beijing Champion and its subsidiaries. The ICP license held by Beijing Champion is valid through August 13, 2018, the ICP license held by Caikaowang is valid through August 13, 2018, and the ICP license held by Champion Wangge is valid through December 31, 2019. These licenses and approvals are essential to the operation of our online professional education and test preparation services business.

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

The posting of news on websites and the distribution of news over the Internet are highly regulated and can only be engaged in by ICP license holders that have been specifically approved to do so. The Provisional Administrative Measures Regarding Internet Websites Carrying on the News Posting Business issued by the Press Office of the State Council, or SCIO, and MIIT in November 2000 provide that only websites that are established by government-authorized news agencies may operate online news posting businesses and post news reported by news agencies. Other general websites not established by news agencies may apply to the State Council News Office for approval to post on their websites news supplied contractually by approved news providers. A copy of the relevant news supply contract must be filed with the applicable provincial information offices where such other websites are located. These regulations also provide specific requirements with respect to facilities and level of experience of personnel that must be met by applicants for approval to post news on their websites. On May 2, 2017, the Administrative Regulations for Internet News Information Services, or the News Regulations, were promulgated by the Cyberspace Administration of China to replace the previous Administration of Internet News Information Services Provisions issued by the SCIO and MIIT on September 25, 2005, pursuant to which the scope of Internet news information services is specified and includes services of collecting, editing, and releasing Internet news information, reposting such news information, and providing a platform to spread such news information. On May 22, 2017, the Detailed Implementing Rules of Administration of Internet News Information Services Approval, or the Detailed Implementing Rules, were promulgated by the Cyberspace Administration of China, effective on June 1, 2017. The News Regulations and the Detailed Implementing Rules require the general websites of non-news organizations to apply to the SCIO at the national level for approval after securing the consent of the SCIO at the provincial level before they commence providing news dissemination services. If any information we provide through our websites is deemed current affairs, we may be subject to the above regulations.

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

On April 15, 2016, SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services, or Targeted Communication Rules, which replaced the Broadcasting Rules issued in 2004. The Target Communication Rules mainly focus on networks and services such as IPTV and private network mobile TV.

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

On November 7, 2016, the SCNPC issued the Cyber Security Law of the People’s Republic of China (“the Cyber Security Law”), effective on June 1, 2017, which will apply to the construction, operation, maintenance and use of the Internet as well as the supervision and administration of the cyber security within the territory of the PRC. Internet operators shall fulfill obligations of security protection according to the requirements of the classified protection system for cyber security to ensure that the Internet is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified. Internet operators refer to owners, administrators of the Internet and Internet service providers. Internet operators shall set up complaint and reporting systems for network information security, disclose the ways of complaint and reporting and other information, and promptly accept and handle complaints and reports related to Internet information security. If an Internet operator fails to comply with the Cyber Security Law, the relevant authorities may impose fine or penalties, suspend its business for internal rectification, shut down its websites, or invoke its relevant licenses and permits, and the Internet operator and/or its employees directly in charge may even be subject to criminal punishment. On May 2, 2017, the Cyberspace Administration issued the Measures for Security Review of Cyber Products and Services (for Trial Implementation), or the Cybersecurity Review Measures, which came into effect on June 1, 2017. Under the Cybersecurity Review Measures, the following cyber products and services are subject to cybersecurity review: 1) important cyber products and services purchased by networks, and information systems related to national security; and 2) purchases of cyber products and services by operators of critical information infrastructure in key industries and sectors, such as public communications and information services, energy, transportation, water resources, finance, public service, electronic administration, and other critical information infrastructure, that may affect national security. The Cyberspace Administration is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy, and transport are responsible for organizing and implementing security review of cyber products and services in their respective industries and sectors. There are still substantial uncertainties with respect to the interpretation and implementation of the Cybersecurity Review Measures.

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of September 30, 2017, we had registered 365 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the State Administration of Industry and Commerce or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by SAIC or its local offices. We have registered 12 website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce.

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

On December 28, 2012, the SCNPC promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the Internet. The Information Protection Decision provides that the Internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. In addition, the Internet content providers can collect and use the user’s personal information only with the consent of users and only within the scope of such consent. On July 16, 2013, MIIT promulgated the Provisions on the Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as the information that can be used individually or in combination with other information to identify the users, including but not limited to the name, birth date, ID No., address, telephone number and account number. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Several Issues concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information which further clarified the meaning of certain terms of Article 253A of the Criminal Law, including but not limited to the terms of “personal information of a citizen”, “one providing citizen’s personal information” and “serious case”.

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

Regulation of Online Cultural Activities

On February 17, 2011, the Ministry of Culture promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011. The Internet Culture Provisions apply to all ICPs that engage in the production and dissemination of cultural products via the Internet. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons; and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicate those to internet for dissemination. All entities engaging in commercial Internet cultural activities, or Internet Cultural Entities, must be approved by the governmental agency of culture at the provincial level and by MIIT. The Ministry of Culture issued the Notice on Strengthening the Administration of Online Performance, or the Online Performance Notice on July 1, 2016 and the Measures of Administration of Online Performance Operating Activities, or Online Performance Measures on December 2, 2016, which became effective on January 1, 2017. The Online Performance Notice and the Online Performance Measures both stipulate that online performance service providers must obtain the Permit of Internet Cultural Activities and that online performances must not contain any content that is horrific, cruel, violent, vulgar or humiliating in nature, mocks persons with disabilities, includes photographs or video clips that infringe third parties’ privacy or other rights, features animal abuse, or presents characters.

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

Regulation on the Wholesale, Retail and Rental of Book and Audio-Video Products

According to the Administrative Regulations on Publication, or the Publication Regulations, promulgated by the State Council, which was published on December 25, 2001, and further revised on March 19, 2011, July 18, 2013, July 29, 2014 and February 6, 2016, respectively, publications is defined as “newspapers, periodicals, books, audio-video products, electronic publications, and others.”

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

Regulation on E-commerce

China’s e-commerce industry has developed quickly and a handful of PRC laws and regulations broadly regulate all goods and services provided through the Internet. In January 2005, the State Council adopted the Several Opinions on Promotion of the Development of E-commerce, which provides the guideline for the administration of e-commerce business in the PRC. To further implement this regulation, the Ministry of Commerce adopted in March 2007 the Guiding Opinions on Online Trading (for Tentative Implementation), which defines online trading as the trade of goods or services conducted between buyers and sellers via the Internet. All online trading participants must abide by the relevant PRC laws and are prohibited from carrying out illegal activities through online trading. In January 2014, SAIC adopted the Administrative Measures for Online Trading, which provides that online sellers must display their business licenses or the links to their business license on relevant web pages, take measures to ensure the safety of online transaction and issue purchase vouchers to consumers in accordance with relevant laws or business practices.

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

Regulations on Operation of Radio Television Programs

According to the Administrative Provisions on the Production and Distribution of Radio and Television Programs promulgated by SPARRFT on July 19, 2004, as revised on August 28, 2015, PRC institutions that produce and distribute radio and television programs or engage in the production and distribution of radio and television programs shall obtain the Permit of Operation of Radio Television Programs. Beijing Champion holds a Permit of Operation of Radio Television Programs for an effective period from June 15, 2016 to June 15, 2018.

Regulations on Talents Intermediary Service

On April 30, 2015, the Ministry of Human Resources and Social Security of the PRC passed the Administrative Measures of Talents Market. Under such regulations, an Internet service provider must apply for and hold the Talents Intermediary Service License if such provider operates an information network offering talents intermediary service. If any entity establishes such talents intermediary service agency or conducts such talents intermediary service business without such license, the entity may be ordered to close down and imposed a fine of up to RMB10,000. If such entity gains illegal income from talents intermediary service business without the required license, the amount of such fine that can be imposed shall be within three times of such illegal income with the maximum amount of RMB30,000. Beijing Champion holds the Talents Intermediary Service License issued by Beijing Human Resources and Social Security Bureau on April 10, 2017 and valid through April 9, 2020. Zhengbao Yucai is currently in the process of applying for the Talents Intermediary Service License.

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

The Law for Promoting Private Education (2003) became effective on September 1, 2003 and was amended on June 29, 2013, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or MCA or its local counterparts as a privately-run, non-enterprise institution. On November 7, 2016, the SCNPC passed the amendment to the Law for Promoting Private Education, which became effective on September 1, 2017 pursuant to which for-profit private schools are allowed to be established, except schools for compulsory education. Each of Beijing Champion Training School and Nanjing Champion Training School holds the Permit for Operating a Private School, which is valid through June 1, 2020 and October 31, 2020, respectively.

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

On November 11, 2011, as approved by the State Council, the MOF and the SAT, promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Shanghai, or Circular No. 111. Circular No. 111 and its annexes stipulated that the launch of a pilot practice of replacing business tax with value-added tax (“Pilot Practice”) would commence in the transportation industry and some modern service industries, including software service and information system service, in Shanghai beginning on January 1, 2012. On July 31, 2012, upon approval by the State Council, MOF and the State Administration of Taxation promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Beijing and other Seven Provinces and Municipalities, or Circular No. 71, which expanded the region for the Pilot Practice from Shanghai to Beijing and other regions. The Pilot Practice commenced in Beijing on August 1, 2012. On May 24, 2013, MOF and the State Administration of Taxation promulgated the Circular Regarding Nationwide Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries, or Circular No. 37, which started implementation from August 1, 2013 replacing Circular No. 111 and Circular No. 71. Circular No. 37 was replaced by the Circular Regarding the Inclusion of Railway Transportation and Postal Industry into the Pilot Practice of Replacing Business Tax with Value-Added Tax, or Circular No. 106, which was promulgated by MOF and the State Administration on December 12, 2013 and was replaced by Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax, or Circular No. 36, which was promulgated by MOF and the State Administration on March 24, 2016 and became effective on May 1, 2016. On June 18, 2016, the MOF and the SAT promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax in the Policy of Reinsurance, Real Estate Leasehold and Non-degree Education, or Circular No. 68 effective on May 1, 2016, pursuant to which general taxpayers providing non-academic education services may apply a simple method for calculating the tax payable amount in accordance with the tax rate of 3%. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results —Business Tax, Value-Added Tax and Related Surcharges.”

Regulations on Accounting Professional Qualification

According to the Accounting Law of the People’s Republic of China (Revised in 1999), or the Accounting Laws, enacted on October 31, 1999 and effective on July 1, 2000, a person who is engaged in accounting work must acquire accounting professional qualification or Accounting Certificate.

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

On November 4, 2017, SCNPC published the Decision of the SCNPC on Revising the “Accounting Law of the People’s Republic of China” and Other Eleven Pieces of Laws, pursuant to which the requirement of accounting professional qualification to be engaged in accounting work is removed from the Accounting Laws. Such amendment became effective on November 5, 2017.

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

In June 2016, Zhengbao Yucai received approval from the National Equities Exchange and Quotation of China to list its shares on the New Third Board, an over-the-counter stock exchange in China. Due to the share issuance plan completed in March 2017, the equity interest of CDEL in Zhengbao Yucai was reduced from 60.1% to 35.8%. We have entered into an acting-in-concert agreement with Mr. Zhengdong Zhu, Mr. Liankui Hu and a partnership holding equity interest in Zhengbao Yucai (in which Mr. Zhengdong Zhu has a majority interest) as disclosed below. As a result of this arrangement, we have the power to direct the activities of Zhengbao Yucai, and accordingly, under U.S. GAAP, we consolidate Zhengbao Yucai’s operating results in our consolidated financial statements. For risks associated with this contractual arrangement, see “Item 3.D. Key Information — Risk Factors —Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of interest in our controlled company, Zhengbao Yucai, and, as a result, he has significantly greater influence over Zhengbao Yucai and its corporate actions relative to us and his interests may not be aligned with our interests.” and “Item 3.D. Key Information — Risk Factors —The listing and share issuance of Zhengbao Yucai on a stock exchange in China and its subsequent restructuring may not provide the benefits we anticipate, and the listing could negatively impact holders of our ADSs.”

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

Equity Pledge Agreement, dated December 28, 2015. Under this agreement, for the purpose to secure the payment obligations of Champion Healthcare Education under the exclusive business cooperation agreement described above, each of Champion Healthcare Education’s shareholders, Mr. Zhu and Ms. Yin, pledged to Zhongxi Healthcare Education his or her entire equity ownership interests in Champion Healthcare Education. The pledge created under this agreement could only become effective after such pledge is registered with SAIC or its local office. We have registered the pledge created under this agreement with the Beijing office of SAIC. Upon the occurrence of certain events of default specified in this agreement, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under this agreement, the pledgors may not transfer the pledged equity interests without the pledgee’s prior written consent. This agreement will also be binding upon successors of the pledgors and transferees of the pledged equity interests. This agreement will remain effective until the discharge of Champion Healthcare Education’s contractual obligations under the exclusive business cooperation agreement as described above.

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

Agreement that provides us with effective control over the controlled company, Zhengbao Yucai and its subsidiaries

Acting-in-concert agreement dated October 7, 2016. Mr. Zhengdong Zhu, Mr. Liankui Hu and a partnership holding equity interest in Zhengbao Yucai (in which Mr. Zhengdong Zhu has a majority interest) have entered into an acting-in-concert agreement with Champion Technology, requiring them to vote their shares as to key matters submitted to the shareholders of Zhengbao Yucai for approval in accordance with the instructions of Champion Technology.

D. Property, Plants and Equipment

Our principal executive offices are located in approximately 2,495 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also own approximately 355 square meters and 1,000 square meters of office space in Hangzhou and Xiamen, China, respectively. We also lease approximately 8,000 square meters of office space at the Xueyuan International Tower and 10,900 square meters of office and staff quarter space at various locations of China and Hong Kong. We believe that, if needed, additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A. Operating Results

Overview

We believe that we are the leading provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in 2017. For the fiscal year ended September 30, 2017, we had course enrollments of 3,432,000. As of September 30, 2017, our content library encompassed 275 course offerings, approximately 6,800 classes, and close to 35,000 hours of audio-video content across 13 subject areas. We believe our course participants are attracted to our high-quality, results-oriented courses, our students’ superior learning experience empowered and supported by our robust, comprehensive and easy-to-use proprietary online Learning Management System that can be accessed via both PC and mobile devices, and our comprehensive learning support and services. We believe these attributes result in better performance for our test preparation courses, as measured by higher than national average exam passage rates, and will help us further expand our leadership position in the online professional education market.

We focus our online professional education services in three main industries: accounting, healthcare and engineering & construction. In addition, we offer other professional education courses, such as test-preparation courses for the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, accounting practical skills training courses for college students and working professionals, as well as online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content and deliver live courses online. In May 2015 we launched our College Cooperation Program which enables us to expand our industry-leading online accounting educational content and services for professional examinations to college and university students, in partnership with colleges and universities. Our acquisition of Xiamen NetinNet in May 2016 further complements our suite of learning solutions for the growing college market, and enables us to offer comprehensive accounting simulation-based learning content to college students aimed at enriching their learning experience and complementing traditional college teaching methods. Our acquisition of Jiangsu Asset in November 2017 further broadens our services to SMEs by introducing accounting and related advisory services to complement our “Tax School” program, while at the same time providing superb internship opportunities to students in our College Cooperation Program. As of September 30, 2017, we operated 25 websites, including our main website www.cdeledu.com and 24 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 82.0%, 79.9% and 72.9% of our net revenues in the fiscal years ended September 30, 2015, 2016 and 2017, respectively. In addition to traditional online courses, we offer live streaming accounting and healthcare courses and certain fee-based, mobile accounting, healthcare, engineering & construction and legal courses through an app available on Android and Apple iOS tablets and smart phones. Furthermore, we also sell books and reference materials, offer offline business start-up training courses and offline accounting and healthcare professional training, and provide courseware production services and platform production services for certain customers.

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

Our net revenues were $108.2 million, $117.5 million and $131.0 million in the fiscal years ended September 30, 2015, 2016 and 2017, respectively. We had net income of $24.6 million, $26.3 million and $14.9 million in the fiscal years ended September 30, 2015, 2016 and 2017, respectively. Our total course enrollments were 3,332,000, 3,750,000 and 3,432,000 for the fiscal years ended September 30, 2015, 2016 and 2017, respectively.

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

Our results of operations may be affected by changes to the professional requirements applicable to the various fields covered by our courses. They may also be affected by changes in the timing, content and difficulty, or perceived difficulty, of exams covered by our courses, changes in continuing education requirements, changes in employment policy, suspension or cancellation of professional qualifications and certificates, and changes in the government subsidy policy applicable to our business start-up training courses. Exams covered by our courses may also, from time to time, be discontinued or postponed for reasons beyond our control, which may impact our revenues in certain periods. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected if there are changes in the perceived difficulty, requirements or formats of professional examinations, courses and continuing education in China, or if certain professional qualifications and certificates are cancelled by the government authorities.”, “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Changes in the government authorities’ subsidy policy with respect to our business start-up training courses could adversely affect our financial condition and results of operations.” , “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected if there are changes in the timing of release of examination policies.” and “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our financial performance and prospects could be affected by natural calamities or health epidemics.”

We have experienced and expect to continue to experience seasonality in revenues from online education services primarily due to seasonal changes in course enrollments and the timing of various exams, which are typically offered annually. We have also experienced seasonality in revenues since our acquisition of Xiamen NetinNet in May 2016. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.”

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

We may from time to time, however, experience a decrease in course enrollments in certain course offerings if there is a perception within the related industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. Finally, any government decisions to scale back, postpone, suspend, or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues. For example, the PRC State Council promulgated decisions in August 2014, July 2015, January 2016, June 2016 and December 2016, pursuant to which various professional qualifications or certificates, including the Registered Tax Agent and Certified Asset Appraiser, were cancelled or replaced with a qualification evaluation system administered by the State Council. In addition, the government authorities have tightened the employment policy of Associate Constructor and Constructor in 2015. The number of our course enrollments and, therefore, revenues generated from our course offerings for these professional qualifications or certificates for the fiscal year ended September 30, 2015 were adversely affected. The revenue generated from the RTA Qualification Exam, and Associate Constructor and Constructor Qualification Exams decreased by 81.9% and 7.1%, respectively, in fiscal year 2015, compared to fiscal year 2014. The revenue generated from the Associate Constructor and Constructor Qualification Exams further decreased by 14.1% and 28.3% in fiscal years 2016 and 2017, compared to fiscal years 2015 and 2016, respectively. Furthermore, the related government authority promulgated a draft for comment of the amended Regulation on the Registered Constructor Management in July 24, 2017, which may pose more uncertainty to the qualifications requirement of Associate Constructor and Constructor. Therefore, there is a risk that the employment policy of Associate Constructor and Constructor will continue to adversely impact our enrollments and, consequently, revenues in the near future. In addition, starting from late November of 2016, the Department of Finance in certain provinces and cities suspended the Accounting Certificate Examination due to the proposed change in the related examination policy. The number of our course enrollments and, therefore, revenues generated from our course offerings related to this professional qualification for the fiscal year ended September 30, 2017 were adversely affected. The revenue generated from the Accounting Certificate Exam, and accounting continuing education courses decreased by 71.3% and 24.6%, respectively, in fiscal year 2017, compared to fiscal year 2016. In November 2017, SCNPC published the Decision of the SCNPC on Revising the “Accounting Law of the People’s Republic of China” and Other Eleven Pieces of Laws, pursuant to which the requirement of accounting professional qualification to be engaged in accounting work or Accounting Certificate was canceled. In conjunction with the cancellation of the Accounting Certificate, the examination policy of Elementary APQE was released, stating that candidates possessing a high school diploma or above degree can take the Elementary APQE instead of holding an Accounting Certificate.

•	Fees for our courses.

Our net revenues are also affected by the amount of fees we charge for our courses, which depends on overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our courses and the income levels that our course participants expect to achieve upon passing the related licensure and certification exams. We may also experience pricing pressure as we expand our course offerings into new areas, or new segments and exams within existing areas that we cover, in an effort to attract new course participants. Additionally, our net revenues are affected by the percentage of discounts we provide to regional sales agents as our revenue from this source is recorded net of discount. In addition, net revenues generated from our business start-up training courses are dependent on our ability to meet government stipulated conditions under their subsidy policies. Such stipulated conditions include the passage rate of our course participants’ business proposals as evaluated by the relevant government authorities, the business start-up rate and the employment rate of our business start-up course participants.

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

•	Impact of business acquisitions and strategic investments.

Our ability to successfully identify, execute, integrate and manage new alliances, acquisitions and investments can have a significant effect on our results of operations. We have pursued and may continue to pursue strategic alliance, acquisition and investment opportunities to increase our service offerings and expand our growth; however, such strategic alliances, acquisitions and investments may not generate the financial results we expect and may even result in losses. See “Item 4.A. Information On The Company — History and Development of the Company” for our recent acquisitions and strategic investments. In the fiscal year ended September 30, 2017, we recognized an impairment loss from long-term investment and a loss from equity method investment arising from our investment in Mayi Investment Management of $0.7 million and $0.2 million, respectively.

Description of Key Line Items

Net Revenues

We derive net revenues from the sale of online education services, books and reference materials, and other related products and services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	Year Ended September 30,
	2015		2016		2017
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	88,657	82.0%	93,923	79.9%	95,503	72.9%
Books and reference materials	6,873	6.3%	8,067	6.9%	8,980	6.9%
Others	12,647	11.7%	15,558	13.2%	26,505	20.2%
Total net revenues	108,177	100.0%	117,548	100.0%	130,988	100.0%

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

Our online courses are mainly available in the following course formats: regular class and premium class in fiscal years 2016 and 2017 (regular class, premium class, and elite class in fiscal year 2015). See “Item 4.B. Business overview —Our Online Education Services — Course Formats”.

To enroll in our courses, course participants may choose to purchase pre-paid study cards from our distributors or to pay us through online or mobile payment using credit or debit cards, via third-party payment networks, bank remittance, postage, by cash at our offices or installment loans offered by other institutions such as Alipay.

Books and Reference Materials

We primarily sell our own proprietary learning materials relating to accounting, healthcare, and engineering and construction professional courses and exams through third-party bookstores and distributors across China and directly through our online bookstore and our offices in Beijing. The sale of books and reference materials on topics related to our course subject matter complements our online course offerings, supplements the learning experience of our course participants, helps us to build brand recognition and loyalty among our course participants, and promotes our expertise and reputation in various professional fields. To promote our online courses, we also sell some of our books and reference materials with certain privileges which allow course participants to take a specified number of online courses for no additional charge or by paying discounted fees.

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

	For the Year Ended September 30,
	2015		2016		2017
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net Revenues	108,177	100.0%	117,548	100.0%	130,988	100.0%
Cost of sales:
Cost of services and others	(41,043)	(37.9)%	(43,796)	(37.2)%	(50,540)	(38.6)%
Cost of tangible goods sold	(3,300)	(3.1)%	(4,538)	(3.9)%	(6,872)	(5.2)%
Total cost of sales	(44,343)	(41.0)%	(48,334)	(41.1)%	(57,412)	(43.8)%
Gross profit and gross margin [1]	63,834	59.0%	69,214	58.9%	73,576	56.2%

[1]	Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.

Cost of Services and Others

Cost of services and others accounted for 37.9%, 37.2% and 38.6% of our net revenues in the fiscal years ended September 30, 2015, 2016 and 2017, respectively. Cost of services and others are mainly composed of salaries and related expenses for our tutors, course and content development, website maintenance and information technology technicians and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers, rental and related expenses, and other miscellaneous expenses.

Fees paid to lecturers comprised a significant portion of our cost of services and others because we allocate significant resources to contract with high-quality lecturers. The number of lecturers actively producing online courses for us was 365, 452 and 436 in the fiscal years ended September 30, 2015, 2016 and 2017, respectively. Our online platform enables us to achieve greater economies of scale than traditional offline programs that are limited by fixed teacher-student ratios as we are able to increase the number of course participants without necessarily increasing the number of our lecturers. Our fees paid to online lecturers as a percentage of our net revenues from online education services increased slightly in the fiscal year ended September 30, 2017, as compared to the fiscal year ended September 30, 2016, primarily due to the adverse impact of the suspension of the Accounting Certificate Exam on our revenues. Our fees paid to online lecturers as a percentage of our net revenues from online education services decreased in the fiscal year ended September 30, 2016, as compared to the fiscal year ended September 30, 2015. See “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Specific Factors Affecting Our Results of Operations” for the impact of suspension of Accounting Certificate Examination on our revenues. Our fees paid to offline lecturers decreased slightly in the fiscal year ended September 30, 2017, primarily due to stricter control on the lecturer fees per class, as compared to the fiscal year ended September 30, 2016. As a result, our fees paid to lecturers as a percentage of our net revenues decreased in the fiscal year ended September 30, 2017, as compared to the fiscal year ended September 30, 2016.

Our tutors, course and content development, website maintenance and information technology technicians and other employees also play a critical role in our course development and delivery. We maintain a large, well-trained pool of tutors to answer questions from course participants submitted through our online question and answer board, usually within a 24-hour time period. Our tutors numbered 356 (including 80 part-time tutors), 370 (including 148 part-time tutors) and 410 (including 226 part-time tutors) as of September 30, 2015, 2016 and 2017, respectively. In addition, we allocate sizable resources to retain course production technicians capable of creating high quality high-definition audio-video course materials and other interactive features for our online courses. The number of our course production technicians was 59, 43 and 94 as of September 30, 2015, 2016 and 2017, respectively. We also have a sizable pool of information technology technicians capable of developing a reliable, scalable and secure online platform and technology infrastructure to support our services. The number of our information technology technicians was 130, 122 and 184 as of September 30, 2015, 2016 and 2017, respectively. Following the acquisition of Xiamen NetinNet in May 2016, we had another 139 information technology technicians for the development of learning simulation software as of September 30, 2017. To date, salaries and related expenses constitute a large portion of our cost of services and others.

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

Selling Expenses

Selling expenses accounted for 22.4%, 20.9% and 26.7% of our net revenues in the fiscal years ended September 30, 2015, 2016 and 2017, respectively. Our selling expenses consist primarily of salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our online agents, advertising and promotion expenses, rental and related expenses, freight and delivery expenses related to our books and reference materials and promotional materials, and other selling expenses. The salaries of our customer service staff were significant as we maintained the number of our customer service staff at a high level to serve a greater number of course participants and other customers, and to generate sales through our direct sales efforts. The salaries of our sales and marketing staff were also significant as we maintained the number of our sales and marketing staff at a high level to promote our business. Following the acquisition of Xiamen NetinNet in May 2016, we had additional teams of customer service staff and sales and marketing staff for the learning simulation software segment.

General and Administrative Expenses

Our general and administrative expenses accounted for 12.2%, 14.3% and 14.9% of our net revenues in the fiscal years ended September 30, 2015, 2016 and 2017, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, professional fees, depreciation and amortization, rental and related expenses, share-based compensation expenses and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office, communication and entertainment expenses.

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

CDEL Hong Kong is incorporated in Hong Kong and provides accounting professional training and educational consulting services. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2015, 2016 and 2017. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by CDEL Hong Kong to us.

PENCIL is incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as PENCIL has no assessable profits in Hong Kong in the fiscal years ended September 30, 2015, 2016 and 2017. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by PENCIL to us through CDEL Hong Kong.

DL Education is incorporated in the United States as our wholly owned subsidiary. DL Education has not conducted any substantive operations since its inception. No provision for tax has been made as DL Education has no assessable profits in the United States in the fiscal years ended September 30, 2015, 2016 and 2017. We deregistered DL Education in the second quarter of fiscal year ended September 30, 2017.

China Healthcare Investment is incorporated in the British Virgin Islands as our wholly-owned subsidiary. Under the current law of the British Virgin Islands, China Healthcare Investment is not subject to income or capital gains tax.

China Healthcare Education is incorporated in Hong Kong as a wholly-owned subsidiary of China Healthcare Investment. China Healthcare Education has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as China Healthcare Education has no assessable profits in Hong Kong in the fiscal years ended September 30, 2015, 2016 and 2017. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by China Healthcare Education to us through China Healthcare Investment.

Enterprise Income Tax

The current and deferred components of the income tax expense appearing in our consolidated statements of operations are as follows:

	Years ended September 30,
	2015	2016	2017
	$	$	$
	(in thousands)
Current tax expense	4,798	5,799	5,344
Deferred tax expense(benefit)	1,076	351	(724)
	5,874	6,150	4,620

Champion Technology, Beijing Champion, Zhengbao Yucai, and Xiamen NetinNet obtained preferential tax treatments as “high and new technology enterprises” under EIT Law that resulted in lower tax rates. Champion Technology was and will be subject to the tax rate of 15% from 2010 through 2019, Beijing Champion was and will be subject to the tax rate of 15% from 2008 through 2019, Zhengbao Yucai was and will be subject to the tax rate of 15% from 2012 through 2017, and Xiamen NetinNet was and will be subject to the tax rate of 15% from 2014 through 2019. Our other PRC entities are mainly subject to the standard income tax rate of 25%. See “Risk Factors — General Risks Relating to Conducting Business in China — The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology, controlled companies, Zhengbao Yucai and Xiamen NetinNet, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.”

For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.5 million, $0.5 million and $0.6 million have been made in the fiscal years ended September 30, 2015, 2016 and 2017, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. See “Risk Factors — General Risks Relating to Conducting Business in China — We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiaries.”

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

Business Tax, Value-Added Tax and Related Surcharges

Prior to May 2016, we were mainly subject to 3.36% business tax and related surcharges on the revenues earned from provision of education services, which are recognized net of all business tax and related surcharges. The business tax and related surcharges netted against revenues for the years ended September 30, 2015 and 2016 are approximately $3.3 million and $3.4 million, respectively. Starting from May 2016, we are mainly subject to 6.72% and 19.04% value-added tax and related surcharges on the revenues earned from provision of education services and sale of learning simulation software, respectively, which are recognized net of all value-added tax and related surcharges.

On January 1, 2012, MOF and SAT officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Enterprises engaged in such selected industries in the Pilot Program would pay VAT in lieu of business tax. The Pilot Program initially applied only to the transportation industry and “modern service industries”, or Pilot Industries, in Shanghai and subsequently was expanded to eight other provinces and municipalities between September and December 2012. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC. As a result, technical and consulting services, software licensing and course production services provided by Champion Technology and Champion Education Technology and course production services provided by Champion Wangge were no longer subject to 5.6% business tax and related surcharges but VAT and related surcharges instead, from September 1, 2012 and July 1, 2014, respectively. The applicable tax rate of VAT and related surcharges are 3.36% and 6.72% for a small-scale taxpayer and a general taxpayer, respectively.

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

In addition, in accordance with the relevant tax laws in the PRC, VAT is also calculated based on the sales value of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue generating transactions. Pursuant to a circular jointly issued by MOF and SAT on December 25, 2013, the proceeds received from customers for sales related to books and reference materials are exempt from VAT from January 1, 2013 through December 31, 2017. As a result, Beijing Champion and Zhengbao Yucai started to enjoy this tax exemption from March 2014 and May 2014 respectively upon the filing of tax exemption applications to the state tax bureau. Such VAT exemption is also applicable to Champion Culture and Champion Accounting from January 2016 and May 2016, respectively.

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

Online education services. We generate most of our revenues from online education services provided to course participants pursuant to two types of revenue models — a non-refundable course model and a refundable course model. Our online courses are mainly available in the following course formats: regular class and premium class in fiscal years 2016 and 2017, and regular class, premium class, and elite class in fiscal year 2015.

The online courses using the non-refundable course model are mainly comprised of regular classes and premium classes. The revenues for the regular classes are recognized on a straight line basis over the subscription period from the month in which the course participant enrolls in the course to the month in which subscribed course terminates. For premium classes, if the course participant fails to pass the course examination and certain pre-agreed conditions are met, the participant can retake the same premium course for free for the following year (for free or by paying us discounted course fees for the following year or years in fiscal year 2015). As such, the discount is proportionately applied as a deduction to revenue recognized for each of the premium classes that the course participants take.

For online courses using the refundable course model (i.e. elite classes in fiscal year 2015), if the course participant fails the professional exam and certain pre-agreed conditions are met, the course participant is entitled to either a full refund or the right to retake the course. Proceeds from the refundable course model are initially recorded as “refundable fees.” Revenues are recognized upon the expiration of the course participants’ right to receive a refund or ratably over the course period if the participant decides to retake the course before the expiration of such right.

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

We also operate an Online Open Learning Platform, a proprietary education platform that allows other parties to share their educational content or deliver live courses online. After passing our quality control reviews, experts and scholars of various fields can either record their own lectures and post them on our Open Learning Platform website, or deliver real-time audio-video courses. We offer coaching services to these lecturers and deploy a user evaluation system to ensure that these courses meet its quality and effectiveness standards. We pay the experts and scholars a certain percentage of the service fee we receive from the end users. Revenues from our Open Learning Platform are recognized on a gross basis as we are the primary obligor in the arrangement and bear the risks and rewards, including the quality control and the services delivered.

Books and reference materials. We sell books and reference materials to end users directly or through distributors. Revenues relating to such sales are deferred until cash is collected. Inventory costs of products delivered to distributors for which revenues have been deferred are presented as “deferred costs” on the consolidated balance sheets.

We also sell books and reference materials together with some privileges, which allow course participants to take a certain number of online courses at no additional charge or by paying us discounted course fees. These sales are considered arrangements with two deliverables, consisting of the delivery of books and reference materials and the online education services.

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

Others. We derive other revenue mainly from the provision of offline professional training, courseware production services, platform production services, sale of learning simulation software and others.

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

Goodwill

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. As of September 30, 2017, we had three reporting units: online education service, business start-up training service, and sale of learning simulation software. We perform our goodwill impairment test on September 30th of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.

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

The following table sets forth the details of goodwill impairment test as of September 30, 2017:

	Online education service	Business start-up training service	Sale of learning simulation software	Total
		(in thousands of $)
Estimated fair value	138,604	25,734	44,640	208,978
Carrying value net	37,608	24,959	40,208	102,775
Percentage by which the fair value exceed the carrying value	268.5%	3.1%	11.0%

Because the fair values of each of the three reporting units exceed their carrying amounts, no second step of goodwill impairment test was performed.

In determining the fair values of our reporting units as of September 30, 2017, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 14.0% – 24.5% and a terminal value growth rate at 3%.

In particular, in determining the fair value of our business start-up training service reporting unit, we assumed revenue will decrease by 10.4% in fiscal year 2018 and recover in fiscal years 2019 and 2020, with expected growth of 15.5% and 19.9% respectively. The estimated decrease in revenue in fiscal year 2018 is mainly due to the anticipated adverse change in subsidy policy and increased competition in Shanghai district. The impact of adverse changes in business conditions in Shanghai district on overall business start-up training service revenue is expected to a lesser extent in fiscal years 2019 and 2020, given the expected increase in revenue contribution from other districts. See “Item 3. Key Information — D. Risk factors — Changes in the government authorities’ subsidy policy with respect to our business start-up training courses could adversely affect our financial condition and results of operations” for details of the impact of changes in subsidy policy on our revenue from our business start-up training service. We assumed cost of services and operating expenses as a percentage of revenue for our business start-up training service reporting unit will be maintained at a high level of 99.5%, 84.5%, and 78.8% in the fiscal years 2018, 2019 and 2020, respectively, compared with 75.3% in fiscal year 2017. The estimated high level of expenses is mainly due to the increased salaries and related expenses, and professional fees associated with mergers and acquisitions, and listing on the New Third Board.

Publicly available information regarding our market capitalization was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of September 30, 2017, no impairment of goodwill was identified for the reporting units of online education service, business start-up training service and sale of learning simulation software.

The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by the management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charges.

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

For uncertainty in tax positions, we recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Based on this assessment, as of September 30, 2015, 2016 and 2017, respectively, we have recognized an approximately $0.2 million, $0.2 million and $0.2 million accrual for unrecognized tax benefits which is included in the account of “accrued expenses and other liabilities”. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. We recognize, if any, interest related to unrecognized tax benefit in interest expense and penalties in other expenses. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to the current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

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

The total incremental compensation expense resulting from the modifications of the exercise price and/or vesting period of all outstanding share options under our share incentive plans is recognized as compensation cost on the date of modification for vested awards and over the remaining requisite service period for unvested awards for such employees, officers and non-employees, respectively. In addition, the unamortized compensation expense resulting from the cancellation of share options under our share incentive plans is recognized as an expense upon cancellation.

We estimated the fair value of each option award granted to employees, officers and non-employees under the Prior Plan and the fair value of each option award granted to non-executive directors, officers and employees under the New Plan using the relevant and appropriate Option Pricing Model. We use the quoted market price of our ADS at each measurement date to measure the fair value of nonvested restricted shares we granted to directors and officers.

On November 18, 2014, we had granted options for the purchase of a total of 2,800,000 ordinary shares to employees and officers under the New Plan at $3.7425 per share based on the closing price of our ADSs on NYSE on November 18, 2014. On August 23, 2017, we reduced the exercise price of all outstanding share options granted on November 18, 2014 under the New Plan to $1.8075 per share based on the closing price of our ADSs on NYSE on August 23, 2017. We did not grant option awards to employees, officers, non-employees and non-executive directors during the fiscal years ended September 30, 2016 and 2017, respectively.

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

We estimated the fair value of option award repriced on August 23, 2017 using Binomial Option Pricing Model. The volatility assumption was estimated based on the price volatility of our shares. The risk-free rate was based on the market yield of US Treasury Bonds with maturity terms equal to the remaining life of the option awards.

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

Consolidation of Variable Interest Entity

We conduct substantially most of our education business through Beijing Champion, our variable interest entity, and Beijing Champion’s subsidiaries. We have entered into contractual arrangements with Beijing Champion and its shareholders such that Beijing Champion and its subsidiaries are considered variable interest entities for which we are considered their primary beneficiary. We believe that the powers of attorney are valid, binding and enforceable under existing PRC laws and regulations and enable our subsidiary, Champion Technology, to vote on all matters requiring the shareholder approval of Beijing Champion. We also believe that the exclusive purchase right agreements provide us with a substantive kick out right. More specifically, we believe that the terms of the exclusive purchase right agreements and exclusive option agreement are currently exercisable and legally enforceable under current PRC laws and regulations, and believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the exclusive purchase right does not represent a financial barrier or disincentive for us to currently exercise our rights under the exclusive purchase right agreements. Our rights under the powers of attorney and the exclusive purchase right agreements give us the power to control the shareholders of Beijing Champion and thus the power to direct the activities that most significantly impact Beijing Champion’s economic performance. We believe that our ability to exercise control, together with the technical support and consultancy service agreement and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from Beijing Champion and its subsidiaries in consideration for the services provided by Champion Technology. Accordingly, as the primary beneficiary of Beijing Champion and its subsidiaries and in accordance with U.S. GAAP, we consolidate Beijing Champion financial results, and assets and liabilities in our consolidated financial statements.

We also have entered into contractual arrangements with Champion Healthcare Education and its shareholders such that Champion Healthcare Education is considered a variable interest entity for which we are considered its primary beneficiary. We believe that the powers of attorney are valid, binding and enforceable under existing PRC laws and regulations and enable our subsidiary, Zhongxi Healthcare Education, to vote on all matters requiring the shareholder approval of Champion Healthcare Education. We also believe that the exclusive option agreement provides us with a substantive kick out right. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under current PRC laws and regulations, and believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the exclusive option does not represent a financial barrier or disincentive for us to currently exercise our rights under the exclusive option agreement. Our rights under the powers of attorney and the exclusive option agreement give us the power to control the shareholders of Champion Healthcare Education and thus the power to direct the activities that most significantly impact Champion Healthcare Education’s economic performance. We believe that our ability to exercise control, together with the exclusive business cooperation agreement and the equity pledge agreement, give us the rights to receive substantially all of the economic benefits from Champion Healthcare Education in consideration for the services provided by Zhongxi Healthcare Education. Accordingly, as the primary beneficiary of Champion Healthcare Education and in accordance with U.S. GAAP, we are able to consolidate Champion Healthcare Education financial results, and assets and liabilities in our consolidated financial statements. Champion Healthcare Education has not started conducting any business since its incorporation. As a result, no economic benefits of Champion Healthcare Education are available to date for transfer to our PRC subsidiary, Zhongxi Healthcare Education.

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

We are a holding company with no material operations of our own. We conduct substantially most of our operations in China through contractual arrangements with our variable interest entities, and their shareholders. See “Item 4.C. Information on the Company — Organizational Structure” for a summary of these contractual arrangements. In the fiscal years ended September 30, 2015, 2016 and 2017, our variable interest entities and their subsidiaries contributed in aggregate almost 100%, 94% and 87%, respectively, of our total net revenues. As of the fiscal years ended September 30, 2016 and 2017, our variable interest entities and their subsidiaries accounted for an aggregate of 37% and 44%, respectively, of our total assets, and 71% and 57%, respectively, of our total liabilities.

Equity Method Investments

Investee companies over which we have the ability to exercise significant influence, but do not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted prices for similar investments in the active market, if applicable, or the discounted cash flow approach, which requires significant judgment and assumptions, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of the long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We recorded nil, nil and $0.7 million impairment losses on our equity method investment in the fiscal years ended September 30, 2015, 2016 and 2017, respectively.

Cost Method Investments

For investee companies over which we do not have significant influence and a controlling interest, we carry the investment at cost and recognize as income any dividend received from distribution of the investee’s earnings.

We review our cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of our cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. We did not record impairment losses on our cost method investments in the fiscal years ended September 30, 2015, 2016 and 2017, respectively.

Available-for-sale Securities Investments

For investments in investees’ stocks which are determined to be debt securities, we account for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments.

Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

We review our investments for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near term prospects of the investees. We did not record impairment losses on our available-for-sale investments in the fiscal years ended September 30, 2015, 2016 and 2017, respectively.

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

	Years Ended September 30,
	2015		2016		2017
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	88,657	82.0%	93,923	79.9%	95,503	72.9%
Books and reference materials	6,873	6.3%	8,067	6.9%	8,980	6.9%
Others	12,647	11.7%	15,558	13.2%	26,505	20.2%
Total net revenues	108,177	100.0%	117,548	100.0%	130,988	100.0%
Cost of sales:
Cost of services and others	(41,043)	(37.9)%	(43,796)	(37.2)%	(50,540)	(38.6)%
Cost of tangible goods sold	(3,300)	(3.1)%	(4,538)	(3.9)%	(6,872)	(5.2)%
Total cost of sales	(44,343)	(41.0)%	(48,334)	(41.1)%	(57,412)	(43.8)%
Gross profit	63,834	59.0%	69,214	58.9%	73,576	56.2%
Operating expenses:
Selling expenses	(24,186)	(22.4)%	(24,517)	(20.9)%	(34,910)	(26.7)%
General and administrative expenses	(13,211)	(12.2)%	(16,778)	(14.3)%	(19,468)	(14.9)%
Total operating expenses	(37,397)	(34.6)%	(41,295)	(35.2)%	(54,378)	(41.6)%
Other operating income	224	0.2%	806	0.7%	1,912	1.5%
Operating income	26,661	24.6%	28,725	24.4%	21,110	16.1%
Interest income	3,513	3.2%	2,020	1.7%	1,531	1.2%
Interest expense	(464)	(0.4)%	(555)	(0.5)%	(1,049)	(0.8)%
Exchange gain	737	0.7%	2,462	2.1%	128	0.1%
Impairment loss from long-term investments	—	—%	—	—%	(679)	(0.5)%
Income before income taxes	30,447	28.1%	32,652	27.7%	21,041	16.1%
Less: Income tax expense	(5,874)	(5.4)%	(6,150)	(5.2)%	(4,620)	(3.5)%
Loss from equity method investment	—	—%	(91)	(0.0)%	(153)	(0.1)%
Net income	24,573	22.7%	26,411	22.5%	16,268	12.5%
Less: Net income attributable to noncontrolling interest	—	—%	121	0.1%	1,333	1.0%
Net income attributable to China Distance Education Holdings Limited	24,573	22.7%	26,290	22.4%	14,935	11.5%

Fiscal Year Ended September 30, 2017 Compared to Fiscal Year Ended September 30, 2016

Net Revenues

Our net revenues increased by 11.4% to $131.0 million in the fiscal year ended September 30, 2017 from $117.5 million in the fiscal year ended September 30, 2016, primarily as a result of growth in sales of our books and reference materials, and revenue from other sources, including our business start-up training courses and sale of learning simulation software.

Online education services. Net revenues from online education services increased slightly by 1.7% to $95.5 million in the fiscal year ended September 30, 2017 from $93.9 million in the fiscal year ended September 30, 2016. The softer growth in net revenues from online education services was primarily due to the adverse impact of the suspension of the Accounting Certificate Exam. The course enrollments of the Accounting Certificate Exam and related accounting continuing education courses decreased by 70.2% and 14.2%, respectively, in fiscal year 2017, compared to fiscal year 2016. As a result, the revenues generated from these courses decreased by 71.3% and 24.6%, respectively, in fiscal year 2017, compared to fiscal year 2016. The softer growth in net revenues from online education services was also due to the decreased enrollments of, and therefore revenues generated from, the National Pharmacist Qualification Examination, Associate Constructor and Constructor courses. As a result of the foregoing, the total number of our online course enrollments decreased by 9.1% from 3,650,000 in fiscal year 2016 to 3,319,000 in fiscal year 2017. The revenues generated from our accounting and healthcare courses increased slightly by 3.9% and 2.0%, respectively, in fiscal year 2017, compared with fiscal year 2016, while the revenues generated from our engineering & construction courses decreased by 7.2% in fiscal year 2017, compared with fiscal year 2016. Our accounting courses continued to account for the majority of our course enrollments and revenue. Our accounting courses generated revenues of approximately $54.5 million in fiscal year 2017, compared to approximately $52.5 million in fiscal year 2016. In addition, our healthcare and engineering & construction courses generated revenues of approximately $26.5 million and $7.7 million, respectively, in fiscal year 2017, compared to $26.0 million and $8.3 million, respectively, in fiscal year 2016. See “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Specific Factors Affecting Our Results of Operations” for the impact of the suspension of the Accounting Certificate Exam, and the tightening of the employment policy of Associate Constructor and Constructor on our revenues.

Books and reference materials. Net revenues from sales of books and reference materials increased by 11.3% to $9.0 million in the fiscal year ended September 30, 2017 from $8.1 million in the fiscal year ended September 30, 2016.

Others. Our net revenues from other sources increased by 70.4% to $26.5 million in the fiscal year ended September 30, 2017 from $15.6 million in the fiscal year ended September 30, 2016, primarily due to higher revenue from our business start-up training courses and sale of learning simulation software by Xiamen NetinNet, which we acquired in May 2016, and consolidated only five months of operating results in fiscal year ended September 30, 2016.

Gross Profit

Our gross profit increased by 6.3% to $73.6 million in the fiscal year ended September 30, 2017 from $69.2 million in the fiscal year ended September 30, 2016. Our gross margin was 56.2% in the fiscal year ended September 30, 2017, compared with 58.9% in the fiscal year ended September 30, 2016.

Operating Expenses

Our operating expenses increased by 31.7% to $54.4 million in the fiscal year ended September 30, 2017 from $41.3 million in the fiscal year ended September 30, 2016 for the reasons explained below.

Selling expenses. Our selling expenses increased by 42.4% to $34.9 million in the fiscal year ended September 30, 2017 from $24.5 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased salaries and related expenses, marketing and promotional activities, commission to online agents, and freight and delivery expenses related to our books and reference materials and promotional materials. As a percentage of our net revenues, our selling expenses increased to 26.7% of our net revenues in the fiscal year ended September 30, 2017, from 20.9% of our net revenues in the fiscal year ended September 30, 2016.

General and administrative expenses. Our general and administrative expenses increased by 16.0% to $19.5 million in the fiscal year ended September 30, 2017 from $16.8 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased salaries and related expenses, rental and related expenses, professional fees associated with acquisitions and strategic investments, and Zhengbao Yucai’s share issuance and restructuring plan, and provision for doubtful debts mainly associated with our business start-up training service and sale of learning simulation software. As a percentage of our net revenues, our general and administrative expenses increased to 14.9% of our net revenues in the fiscal year ended September 30, 2017, from 14.3% of our net revenues in the fiscal year ended September 30, 2016.

Other Operating Income

In the fiscal year ended September 30, 2017, we had other operating income of $1.9 million which was mainly from (i) VAT refund from learning simulation software business; (ii) R&D subsidy from learning simulation software business; (iii) subsidy from listing of Zhengbao Yucai on the China’s New Third Board; and (iv) cash compensation from third parties for infringement of our courseware copyrights and breach of contracts. In the fiscal year ended September 30, 2016, we had other operating income of $0.8 million which was mainly from (i) VAT refund from learning simulation software business; (ii) cash awards granted by Zhongguancun Haidian Science Park Management Committee; (iii) refund of individual income tax withheld and paid for our employees, (iv) funds of orientations of transformation of the achievements of high and new technology provided by Beijing Science and Technology Commission; and (v) cash compensation from third parties for infringement of our courseware copyrights.

Impairment loss from long-term investment

Impairment loss from long-term investment for the fiscal year ended September 30, 2017 was $0.7 million, due to impairment of value of our investment in investee company, Mayi Investment Management.

Income taxes

Income tax expense for the fiscal year ended September 30, 2017 was $4.6 million, compared with an income tax expense of $6.2 million in the fiscal year ended September 30, 2016. The decrease in income tax expense was mainly due to the decrease in taxable income generated from the PRC in fiscal year 2017 compared with fiscal year 2016.

Loss from equity method investment

Loss from equity method investment for the fiscal year ended September 30, 2017 was $0.2 million, compared with $91,000 in the fiscal year ended September 30, 2016, due to our share of loss from our investee company, Mayi Investment Management.

Net Income

As a result of the above factors, our net income was $14.9 million in the fiscal year ended September 30, 2017, compared to net income of $26.3 million in the fiscal year ended September 30, 2016.

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

Online education services. Net revenues from online education services increased by 5.9% to $93.9 million in the fiscal year ended September 30, 2016 from $88.7 million in the fiscal year ended September 30, 2015. This increase was primarily due to modest overall growth in the total number of our online course enrollments from 3,260,000 in the fiscal year ended September 30, 2015 to 3,650,000 in the fiscal year ended September 30, 2016, despite a weaker business environment. In particular, growth in enrollments of accounting courses and healthcare courses was partially offset by decreased enrollments from engineering & construction test preparation courses. See “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Specific Factors Affecting Our Results of Operations” for the impact of the tightening of the employment policy of Associate Constructor and Constructor on our revenues. Moreover, growth in enrollments of healthcare courses was partially offset by decreased enrollments from the National Pharmacist Qualification Examination courses, mainly due to later release of the related 2016 exam policy. As a result, we generated higher revenue in our accounting, healthcare, and open learning platform courses, offset by decreased revenue in engineering & construction courses. Our accounting courses continued to account for the majority of our course enrollments and revenue. Our accounting courses generated revenues of approximately $52.5 million in the fiscal year ended September 30, 2016, compared to approximately $48.2 million in the fiscal year ended September 30, 2015. In addition, our healthcare and engineering & construction courses generated revenues of approximately $26.0 million and $8.3 million, respectively, in the fiscal year ended September 30, 2016, compared to $25.5 million and $8.3 million, respectively, in the fiscal year ended September 30, 2015.

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

Loss from equity method investment

Loss from equity method investment for the fiscal year ended September 30, 2016 was $91,000, due to our share of loss from our investee company, Mayi Investment Management.

Net Income

As a result of the above factors, our net income was $26.3 million in the fiscal year ended September 30, 2016, compared to net income of $24.6 million in the fiscal year ended September 30, 2015.

Discussion of Segment Operations

During the fiscal year ended September 30, 2015, we operated and managed our business as a single segment that included primarily the provision of online and offline education services and selling of related products. During the fiscal year ended September 30, 2016, we determined that our start-up training services, previously included in the provision of online education services, met the criteria for separate reportable segment given its financial information is separately disclosed by Zhengbao Yucai on the New Third Board and, as a result, is separately reviewed by our chief operating decision maker. Additionally, upon the acquisition of Xiamen NetinNet in fiscal year 2016, Xiamen NetinNet became one operating segment as of September 30, 2016. As a result, we determined that for the fiscal years ended September 30, 2016 and 2017, we operated in three operating segments, namely online education services, business start-up training services and the sale of learning simulation software.

Net revenues from our online education services accounted for 96.6%, 93.7% and 87.2%, respectively, of our total net revenues in the fiscal years ended September 30, 2015, 2016 and 2017. Net revenues from our business start-up training services accounted for 3.4%, 3.7% and 4.0%, respectively, of our total net revenues in the fiscal years ended September 30, 2015, 2016 and 2017. Net revenues from our sale of learning simulation software accounted for nil%, 2.6% and 8.8%, respectively, of our total net revenues in the fiscal years ended September 30, 2015, 2016 and 2017. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Revenue recognition.”

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

Cost of sales for our sale of learning simulation software primarily consists of salaries and related expenses for our website maintenance and information technology technicians, depreciation and amortization expenses, rental and related expenses, and other miscellaneous expenses.

Selling expenses for our online education services primarily consist of salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our online agents, advertising and promotion expenses, rental and related expenses, freight and delivery expenses related to our books and reference materials and promotional materials, and other selling expenses.

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

General and administrative expenses for our online education services primarily consist of administrative staff compensation and benefits, professional fees, depreciation and amortization expenses, rental and related expenses, share-based compensation expenses and other miscellaneous expenses.

General and administrative expenses for our business start-up training services primarily consist of administrative staff compensation and benefits, professional fees and other miscellaneous expenses.

General and administrative expenses for our sale of learning simulation software primarily consist of administrative staff compensation and benefits, depreciation and amortization expenses, rental and related expenses and other miscellaneous expenses.

The following table lists our net revenues and operating costs and expenses and operating income by reportable segment for the periods indicated.

	For the Year Ended September 30,
(in thousands of $)	2015	2016	2017
Net revenues of reportable segments:
Online education services	104,487	110,137	114,190
Business start-up training services	3,690	4,375	5,276
Sale of learning simulation software	—	3,036	11,522
Total net revenues of reportable segments	108,177	117,548	130,988
Total net revenues of our company	108,177	117,548	130,988
Operating costs and expenses of reportable segments:
Cost of sales:
Online education services	(42,993)	(44,473)	(50,168)
Business start-up training services	(1,350)	(1,915)	(2,069)
Sale of learning simulation software	—	(1,946)	(5,175)
Selling expenses:
Online education services	(23,589)	(22,556)	(30,696)
Business start-up training services	(597)	(688)	(869)
Sale of learning simulation software	—	(1,273)	(3,345)
General and administrative expenses:
Online education services	(9,813)	(12,049)	(12,890)
Business start-up training services	(173)	(776)	(1,034)
Sale of learning simulation software	—	(700)	(2,031)
Unallocated corporate expenses	(3,225)	(3,253)	(3,513)
Total operating costs and expense:
Online education services	(76,395)	(79,078)	(93,754)
Business start-up training services	(2,120)	(3,379)	(3,972)
Sale of learning simulation software	—	(3,919)	(10,551)
Unallocated corporate expenses	(3,225)	(3,253)	(3,513)
Other operating income:
Online education services	224	570	184
Business start-up training services	—	2	91
Sale of learning simulation software	—	234	1,637
Operating income (loss):
Online education services	28,316	31,629	20,620
Business start-up training services	1,570	998	1,395
Sale of learning simulation software	—	(649)	2,608
Unallocated corporate expenses	(3,225)	(3,253)	(3,513)

Fiscal Year Ended September 30, 2017 Compared to Fiscal Year Ended September 30, 2016

Net Revenues of Reportable Segments

Online education services. Net revenue from online education services increased by 3.7% to $114.2 million in the fiscal year ended September 30, 2017 from $110.1 million in the fiscal year ended September 30, 2016. This softer growth was primarily due to the factors discussed in “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Fiscal Year Ended September 30, 2017 Compared to Fiscal Year Ended September 30, 2016- Net Revenues- Online education services, and Books and reference materials”.

Business start-up training services. Net revenue from business start-up training services increased by 20.6% to $5.3 million in the fiscal year ended September 30, 2017 from $4.4 million in the fiscal year ended September 30, 2016. This increase was primarily due to revenue generated from training services in Shanghai, Tianjin, Taizhou and Chengdu, partially offset by decrease in revenue generated from training services in Hangzhou and Wuxi.

Sale of learning simulation software. Net revenue from the sale of learning simulation software increased by 279.5% to $11.5 million in the fiscal year ended September 30, 2017 from $3.0 million in the fiscal year ended September 30, 2016. This segment is comprised of Xiamen NetinNet, which we acquired in May 2016, and consolidated only five months of operating results in the fiscal year ended September 30, 2016.

Operating Costs and Expenses of Reportable Segments

Cost of sales

Online education services. Cost of sales for online education services increased by 12.8% to $50.2 million in the fiscal year ended September 30, 2017 from $44.5 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased salaries and related expenses, and cost of books and reference materials. This increase was partially offset by decreased rental and related expenses.

Business start-up training services. Cost of sales for business start-up training services increased by 8.0% to $2.1 million in the fiscal year ended September 30, 2017 from $1.9 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased salaries and related expenses.

Sale of learning simulation software. Cost of sales for the sale of learning simulation software increased by 165.9% to $5.2 million in the fiscal year ended September 30, 2017 from $1.9 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased salaries and related expenses, and depreciation and amortization expenses. This segment is comprised of Xiamen NetinNet, which we acquired in May 2016, and consolidated only five months of operating results in the fiscal year ended September 30, 2016.

Selling expenses

Online education services. Selling expenses for online education services increased by 36.1% to $30.7 million in the fiscal year ended September 30, 2017 from $22.6 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased marketing and promotional activities, salaries and related expenses, and freight and delivery expenses related to our books and reference materials and promotional materials.

Business start-up training services. Selling expenses for business start-up training services increased by 26.3% to $0.9 million in the fiscal year ended September 30, 2017 from $0.7 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased salaries and related expenses.

Sale of learning simulation software. Selling expenses for the sale of learning simulation software increased by 162.8% to $3.3 million in the fiscal year ended September 30, 2017 from $1.3 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased salaries and related expenses. This segment is comprised of Xiamen NetinNet, which we acquired in May 2016, and consolidated only five months of operating results in the fiscal year ended September 30, 2016.

General and administrative expenses

Online education services. General and administrative expenses for online education services increased by 7.0% to $12.9 million in the fiscal year ended September 30, 2017 from $12.0 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased provision for doubtful debts and other miscellaneous expenses.

Business start-up training services. General and administrative expenses for business start-up training services increased by 33.2% to $1.0 million in the fiscal year ended September 30, 2017 from $0.8 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased salaries and related expenses, and provision for doubtful debts.

Sale of learning simulation software. General and administrative expenses for the sale of learning simulation software increased by 190.1% to $2.0 million in the fiscal year ended September 30, 2017 from $0.7 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased salaries and related expenses, and provision for doubtful debts. This segment is comprised of Xiamen NetinNet, which we acquired in May 2016, and consolidated only five months of operating results in the fiscal year ended September 30, 2016.

Fiscal Year Ended September 30, 2016 Compared to Fiscal Year Ended September 30, 2015

Net Revenues of Reportable Segments

Online education services. Net revenue from online education services increased by 5.4% to $110.1 million in the fiscal year ended September 30, 2016 from $104.5 million in the fiscal year ended September 30, 2015. This increase was primarily due to the factors discussed in “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Fiscal Year Ended September 30, 2016 Compared to Fiscal Year Ended September 30, 2015- Net Revenues- Online education services, and Books and reference materials”. This increase was partially offset by decreased revenue in our “Tax School” program and offline professional training services.

Business start-up training services. Net revenue from business start-up training services increased by 18.6% to $4.4 million in the fiscal year ended September 30, 2016 from $3.7 million in the fiscal year ended September 30, 2015. This increase was primarily due to revenue generated from training services in Shanghai and Tianjin.

Sale of learning simulation software. Net revenue from the sale of learning simulation software was $3.0 million for the period from May 1, 2016 to September 30, 2016. This segment is comprised of Xiamen NetinNet, which we acquired in May 2016.

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

Sale of learning simulation software. Cost of sales for the sale of learning simulation software was $1.9 million for the period from May 1, 2016 to September 30, 2016. This segment is comprised of Xiamen NetinNet, which we acquired in May 2016.

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

Sale of learning simulation software. Selling expenses for the sale of learning simulation software were $1.3 million for the period from May 1, 2016 to September 30, 2016. This segment is comprised of Xiamen NetinNet, which we acquired in May 2016.

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

Sale of learning simulation software. General and administrative expenses for the sale of learning simulation software were $0.7 million for the period from May 1, 2016 to September 30, 2016. This segment is comprised of Xiamen NetinNet, which we acquired in May 2016.

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated internally. On March 11, 2014, we completed a follow-on public offering of ADSs by us and certain selling shareholders. Through the follow-on public offering we issued and sold 1,500,000 ADSs at the price of $21.00 per ADS. The net proceeds received by us, after deducting underwriting discounts and commissions and listing expenses payable by us, amounted to approximately $29.1 million. As of September 30, 2015, 2016 and 2017, we had approximately $138.9 million, $70.5 million and $100.6 million in cash and cash equivalents, bank term deposits, restricted cash, and short-term investments, respectively. As of September 30, 2017, our cash and cash equivalents of $60.5 million primarily consisted of cash on hand and bank deposits, and are deposited with banks in China, Hong Kong and United States. We intend to finance our future working capital requirements and capital expenditures in our normal course of business from net cash generated from operating activities, existing cash and cash equivalents. We believe that our working capital is sufficient for our present requirements. We do, however, expect to spend money on the further development of our “Chinaacc” and “med66.com” brands and other brands in the disciplines for which we offer courses, and strategic acquisition and investment opportunities. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — We may need additional capital but may not be able to obtain it on acceptable terms or at all.”

Our PRC subsidiaries and consolidated controlled companies and affiliated entities, in the aggregate, held RMB 626.7 million ($94.2 million) in cash and cash equivalents, bank term deposits, restricted cash and short-term investments, as of September 30, 2017. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, please see “Risk Factors — Risks Relating to Conducting Business in China — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits”, and “— Restrictions on currency exchange may limit the ability of our PRC subsidiaries, controlled companies and affiliated entities to finance their activities.”

Our PRC subsidiaries and our consolidated controlled companies and affiliated entities generally earn their revenues in Renminbi which is not a freely convertible currency. Although our PRC subsidiaries generally may convert Renminbi into foreign currency to pay dividends, our PRC subsidiaries must follow specific procedural requirements which could result in delay or which could change in the future. In addition, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. Pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. As a result of these PRC restrictions, our PRC subsidiaries and consolidated controlled companies and affiliated entities are restricted in their ability to transfer a portion of their net assets to CDEL Cayman (either in the form of dividends, loans or advances), which restricted portion as calculated under US GAAP amounted to approximately RMB160.5 million ($24.1 million) and RMB 209.9 million ($31.6 million), respectively, as of September 30, 2016 and September 30, 2017.

We are a holding company incorporated under the laws of the Cayman Islands. We derive a substantial majority of our income from the business operation of our PRC subsidiaries and consolidated controlled companies and affiliated entities in China. Since January 1, 2008, dividends derived by foreign enterprises from business operations in China are subject to a withholding tax rate of 10% unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.5 million, $0.5 million and $0.6 million have been made in the fiscal years ended September 30, 2015, 2016 and 2017, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. The economic benefits of our PRC consolidated affiliated entity, Beijing Champion, are mainly transferred to our PRC subsidiaries Champion Education Technology and Champion Technology through payment of service fees and licensing fees under the Software License Agreement, Courseware Production Entrustment Agreement, Technical Support and Consultancy Services Agreement and Courseware License Agreement entered into between Beijing Champion, Champion Education Technology and Champion Technology. Such service fees and licensing fees are subject to VAT and related surcharges. Upon receipt of such fees, they will become a portion of revenues for Champion Education Technology and Champion Technology and can be remitted to the Cayman Islands holding company in the form of dividend distribution. Our other PRC consolidated affiliated entity, Champion Healthcare Education has not started conducting any business to date. As a result, no economic benefits of Champion Healthcare Education are available for transfer to our PRC subsidiary, Zhongxi Healthcare Education.

We used part of our cash towards a share repurchase program we implemented from August 18, 2015 to August 17, 2016. The program authorized us to repurchase up to $40.0 million worth of our issued and outstanding ADSs from time to time in open market transactions on the NYSE. For more details, see “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” We repurchased 2,831,615 ADSs on the open market for a consideration of $36.7 million in the fiscal year ended September 30, 2016.

The following table summarizes our cash flows in the fiscal years ended September 30, 2015, 2016 and 2017:

	For the Year Ended September 30,
	2015	2016	2017
	$	$	$
	(In thousands)
Net cash generated from operating activities	37,779	38,969	37,731
Net cash (used in) investing activities	(4,311)	(34,023)	(64,294)
Net cash (used in) generated from financing activities	(29,887)	(62,866)	33,295
Exchange rate effect on cash and cash equivalents	(3,757)	(6,302)	117
Net (decrease) increase in cash and cash equivalents	(176)	(64,222)	6,849
Cash and cash equivalents at beginning of the year	118,075	117,899	53,677
Cash and cash equivalents at end of the year	117,899	53,677	60,526

CDEL Cayman, our ultimate holding company, may rely on dividends and other distributions on equity paid by our PRC subsidiaries for its cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. See Note 18 to our consolidated financial statements included in this annual report.

Operating activities

Net cash of $37.7 million generated from operating activities in the fiscal year ended September 30, 2017 was primarily attributable to (i) net income before non-cash items including share-based compensation expenses, depreciation and amortization, allowance for doubtful accounts, and impairment loss from long-term investments (ii) increase in accrued expenses and other liabilities of $4.8 million, (iii) increase in income tax payable of $0.7 million, and (iv) increase in deferred revenue of $13.8 million. The increase in operating cash flow was partially offset by (i) increase in accounts receivable of $0.6 million, (ii) increase in prepayments and other assets of $4.4 million, (iii) increase in other non-current assets of $1.3 million, and (iv) decrease in deferred tax liabilities of $0.7 million.

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

Investing activities

Net cash of $64.3 million used in investing activities in the fiscal year ended September 30, 2017 was primarily attributable to (i) strategic investments of $37.1 million in total in Beijing Ruida, Hangzhou Wanting, Amdon, Piyingke Technology and Nurselink Int’l, (ii) payment of investment deposits of $1.7 million in total in connection with investments in Chongqing Moses Robots and Jiangsu Asset, (iii) placement of restricted cash of $18.8 million for offshore bank borrowings, and (iv) capital expenditures of $2.8 million.

Net cash of $34.0 million used in investing activities in the fiscal year ended September 30, 2016 was primarily attributable to (i) acquisition of Xiamen NetinNet of $29.7 million (net of cash acquired), (ii) strategic investments of $3.7 million in total in Mayi Investment Management, Amdon, Niuke Technology, and Nurselink Int’1, and (iii) capital expenditures of $3.9 million. The decrease in cash flow was partially offset by the release of term deposits of $4.6 million.

Net cash of $4.3 million used in investing activities in the fiscal year ended September 30, 2015 was primarily attributable to capital expenditures of $4.9 million. The decrease in cash flow was partially offset by the release of term deposits of $0.8 million.

Financing activities

Net cash of $33.3 million generated from financing activities in the fiscal year ended September 30, 2017 was primarily attributable to (i) onshore bank borrowing of $19.5 million, (ii) offshore bank borrowings of $14.4 million, (iii) proceeds from Zhengbao Yucai’s share issuance of $12.2 million, and (iv) advance from a related party of $1.8 million. The increase in cash flow was partially offset by payment of a special dividend of $14.8 million.

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

Capital Expenditures

We incurred capital expenditures of $4.9 million, $3.9 million and $2.8 million in the fiscal years ended September 30, 2015, 2016 and 2017, respectively. The amount of capital expenditures in the fiscal years ended September 30, 2015, 2016 and 2017 related primarily to our expenditures on property, plant and equipment, and software. From time to time, we may evaluate and make investments, acquisitions or divestments.

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

Inflation

According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 1.4% and 2.0% in the years 2015 and 2016, respectively. Inflation has had some impact on our operations in recent years, particularly in the form of higher salaries for our lecturers, and employees, and higher rental expenses. For more details, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Description of Key Line Items — Cost of Sales, Selling Expenses, and General and Administrative Expenses.” We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our fees to mitigate the impact of inflation on our results of operations.

C. Research and Development, Patents and Licenses, Etc.

Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2017 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2017:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(In thousands of $)
Operating lease obligations (1)	5,799	3,861	1,932	6	—	—
Others (2)	163	—	—	—	—	163
Short term borrowings (3)	29,965	29,965	—	—	—	—
Long term borrowing (4)	19,930	—	19,930	—	—	—
Total	55,857	33,826	21,862	6	—	163

(1)	Our operating lease obligations primarily relate to our leased servers and bandwidth as well as our leased offices and staff quarters in China and Hong Kong. The office and staff quarter leases expire at different times over the period from the date of this annual report through 2022 and will become subject to renewal. We will evaluate the need to renew each office and staff quarter lease on a case-by-case basis prior to its expiration.
(2)	Liabilities for unrecognized tax benefits. The balance disclosed under “Others” represents liabilities for which reasonable estimates about the timing of the payment cannot be made.
(3)	CDEL Cayman drew down a one-year term loan of RMB103.6 million, which was subsequently replaced by a loan of $14.9 million, from a bank. The loan is effective from June 24, 2015 to June 24, 2016 for a period of 12 months. The loan was renewed in June 2016 and June 2017, respectively, and extended to June 24, 2018. CDEL Cayman drew down another one-year term loan of $15.0 million from the same bank. The loan is effective from December 23, 2016 to December 22, 2017 for a period of 12 months. The loan of $15.0 million was replaced by a one-year term loan from another bank in December 2017.
(4)	Zhengbao Yucai, our controlled company, drew down a three-year term loan of RMB132.6 million ($19.9 million) from a bank. The loan is effective from July 21, 2017 to July 20, 2020 for a term of three years.

Indebtedness

On June 22, 2015, CDEL Cayman entered into a loan agreement with a bank for a RMB300 million ($45.1 million) three-year revolving term loan facility. The terms of the loans as of the date of this annual report are as follows:

(1)	RMB103.6 million ($15.6 million) of the facility was drawn down on June 24, 2015 with a 3.625% annual interest rate for a term of 12 months. The facility was secured by a term deposit of RMB103.6 million ($15.6 million) provided by Champion Technology. The loan was renewed and extended to June 24, 2017 with a 3.0% annual interest rate, subject to adjustment each quarter. The loan was replaced by a loan of $14.9 million from the same bank on December 23, 2016 with a 1.99706% annual interest rate, subject to adjustment each quarter. Additional term deposit of RMB11.6 million ($1.7 million) was provided by Champion Technology as a security for such new loan. The loan was renewed and extended to June 24, 2018 with a 2.39556% annual interest rate, subject to adjustment each quarter.

(2)	$15.0 million of the facility was drawn down on December 23, 2016 with a 1.99706% annual interest rate, subject to adjustment each quarter, for a term of 12 months. The facility was secured by a term deposit of RMB116.7 million ($17.5 million) provided by Champion Technology. The loan was replaced by a one-year term loan from another bank in December 2017.

On November 17, 2017, CDEL Cayman entered into a loan agreement with a bank for a $40.0 million one-year term loan facility. The terms of the loans as of the date of this annual report are as follows:

(1)	$20.1 million of the facility was drawn down on December 18, 2017 with a 2.82% annual interest rate, subject to adjustment each quarter, for a term of 12 months. The facility was secured by a term deposit of RMB134.7 million ($20.2 million) provided by Champion Technology.

(2)	$15.2 million of the facility was drawn down on January 5, 2018 with a 2.91% annual interest rate, subject to adjustment each quarter, for a term of 12 months. The facility was secured by a term deposit of RMB101.8 million ($15.3 million) provided by Champion Technology.

On July 19, 2017, Zhengbao Yucai, our controlled company, entered into a loan agreement with a bank for a RMB132.6 million ($19.9 million) three-year term loan facility. The terms of the loan as of the date of this annual report are as follows:

(1)	RMB132.6 million ($19.9 million) was drawn down on July 21, 2017 with a 11% annual interest rate for a term of 3 years. The facility was secured by its 80% equity interest in Xiamen NetinNet.

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

Name	Age	Position
Zhengdong Zhu	50	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	51	Deputy Chairman of the Board of Directors
Feijia Ji	45	Senior Executive Vice President, Director
Xiaoshu Chen	55	Independent Director
Annabelle Yu Long	45	Independent Director
Liankui Hu	68	Independent Director
Carol Yu	56	Independent Director
Mark Marostica	57	Co-Chief Financial Officer
Philip Chan	47	Co-Chief Financial Officer

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

Xiaoshu Chen is an independent director of our company, and currently a professor and an assistant director at the Department of Radio Engineering of SISE Southeast University in China. From 1985 to 2001, Professor Chen worked as an assistant lecturer, lecturer and assistant professor at the same department. Professor Chen has almost 21 years of experience in communication systems and network research. He graduated in 1985 from the Department of Radio Engineering of the Nanjing Institute of Technology in China with a bachelor’s degree in engineering. He obtained his master’s degree in engineering in 1990 from the same university.

Annabelle Yu Long is an independent director of our company. Ms. Long currently serves as a member of Bertelsmann Group Management Committee, the Chief Executive Officer of Bertelsmann China Corporate Center and the Founding and Managing Partner of Bertelsmann Asia Investments (BAI). Ms. Long joined Bertelsmann in New York in 2005 and worked as a Principal at Bertelsmann Digital Media Investments prior to founding BAI. Before joining Bertelsmann, Ms. Long started her career as a TV anchor and became a producer with a variety of highly rated, award-winning television and radio programs in China. Ms. Long is an active member of the World Economic Forum’s Young Global Leaders Advisory Council and is also a member of its Global Agenda Council on the Future of Media, Entertainment & Information. In addition, she is a member of the Stanford Graduate School of Business Advisory Council. Ms. Long sits on the board of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade), BitAuto (NYSE: BITA) and iClick (NASDAQ:ICLK).

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

Carol Yu is an independent director of our company. Ms. Yu has served as independent director of the Company since 2008. Ms. Yu has been the chief executive officer of Virtues Holding Limited since February 2017. Between March 2004 and July 2016, Ms. Yu was the president and chief financial officer of Sohu.com Inc., whose shares are listed on the NASDAQ. Ms. Yu received her professional diploma in accountancy from the Hong Kong Polytechnic (now the Hong Kong Polytechnic University) in June 1985.

Mark Marostica is our Co-Chief Financial Officer. Mr. Marostica joined our company as vice president of corporate development and strategy in January 2015. He has over 16 years of experience in the capital markets, with a focus on Asian education and Internet companies. Before joining our company, he was a managing director and senior research analyst at Piper Jaffray & Company from 1998 to 2014, and served as managing director and head of Asia equity research from 2009 to 2012. Prior to that he was a consulting manager at Deloitte & Touche from 1994 to 1998. Earlier in his career Mark served as an information technology manager at Fortis, and as an analyst at Electronic Data Systems. Mark holds a master degree in Business Administration from University of St. Thomas in Saint Paul, and an Honours Bachelor of Commerce degree from Lakehead University in Canada.

Philip Chan is our Co-Chief Financial Officer. Mr. Chan has been our company’s financial controller since 2005 and has had overall responsibility for financial and accounting matters. He has over 20 years of accounting and auditing experience and is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants, and associate of the Association of International Accountants. He received a Master degree in Applied Finance from the University of Western Sydney in 2002.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2017, we and our subsidiaries paid aggregate cash compensation of approximately $1.1 million to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Options, Restricted Shares and Share Incentive Plans

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009, May 21, 2012, and November 28, 2017, respectively, our 2008 Performance Incentive Plan, or the New Plan. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is 26,277,113 ordinary shares as of September 30, 2017, plus an automatic annual increase on October 1 of each calendar year commencing from October 1, 2017, by an amount equal to the lesser of (i) 2% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 2,850,000 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors.

Under the Prior Plan, we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2017. Pursuant to the New Plan, we had granted options for the purchase of a total of 5,962,500 ordinary shares and issued 1,424,515 restricted shares to five non-executive directors, officers and selected employees as of September 30, 2017. As of December 31, 2017, there were outstanding options to purchase 1,231,400 ordinary shares, out of which options to purchase approximately 653,400 ordinary shares have vested under their current terms. We expect to recognize share-based compensation expenses for the remaining vesting period of the outstanding options and restricted shares, which may continue to impact our future results of operations. During the fiscal years of September 30, 2015, 2016 and 2017, we recognized share-based compensation expenses of $1.8 million, $2.0 million and $2.1 million, respectively.

We provide three-year interest free, full recourse loans to employees and lecturers to exercise their options. As of September 30, 2017, 7,910,668 options had been exercised using this facility, amounting to a total loan amount of $6.5 million. The outstanding balance of the loan was $3.5 million as of September 30, 2017.

On November 18, 2014, November 11, 2015 and November 28, 2017, we declared a cash dividend of $0.20, $0.225, and $0.1125 per ordinary share on our outstanding shares to shareholders of record as of the close of trading on January 6, 2015, January 6, 2016 and January 12, 2018, respectively, and reduced the exercise price of all our outstanding options under our Prior Plan and New Plan by the same amount per share accordingly.

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

On August 23, 2017, we reduced the exercise price of all outstanding share options granted on November 18, 2014 under the New Plan to $1.8075 per share based on the closing price of our ADSs on NYSE on August 23, 2017.

On January 17, 2018, we issued 343,600 restricted ordinary shares to executive directors, officers and employees under the New Plan. The vesting term of the restricted ordinary shares is a two-year period, with four substantially equal semi-annual installments.

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

Our board of directors may amend, alter, suspend, or terminate our share incentive plans at any time, provided, however, that our board of directors must first seek the approval of the participants of our share incentive plans if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. Without further action by our board of directors, the Prior Plan and the New Plan will terminate in 2018 and 2028, respectively.

The table below sets forth the options and restricted shares issued to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share	Date of Grant or Issue	Vesting Start Date	Date of Expiration

Carol Yu

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

Baohong Yin

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

Xiaoshu Chen

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

Annabelle Yu Long

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

Liankui Hu

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2014	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable
	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

Feijia Ji	Options	80,000 ordinary shares	$1.695*	November 18, 2014	The vesting period is four years, with four equal annual installments	November 17, 2024

	restricted ordinary shares	14,000 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

Mark Marostica	restricted ordinary shares	542,372 ordinary shares	not applicable	January 12, 2015	The vesting period is four years, with 25% vesting on the first anniversary of the issue date and the remaining 75% vesting in six substantially equal semi-annual installments.	not applicable

	restricted ordinary shares	33,680 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

Philip Chan	Options	320,000 ordinary shares	$1.695*	November 18, 2014	The vesting period is four years, with four equal annual installments	November 17, 2024

	restricted ordinary shares	33,680 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

Zhengdong Zhu	restricted ordinary shares	38,160 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

*	On August 23, 2017, we reduced the exercise price of all outstanding share options granted on November 18, 2014 under the New Plan to $1.8075 per share based on the closing price of our ADSs on NYSE on August 23, 2017. In connection with our declaration of special cash dividend of $0.1125 per share on November 28, 2017, we reduced the exercise price of the options by the same amount per share.

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

Terms of Directors

We currently have a board of seven directors divided into class A, class B and class C directors. Mr. Feijia Ji is the class A director. The class B directors are Ms. Baohong Yin, Ms. Annabelle Yu Long and Mr. Xiaoshu Chen. The class C directors are Mr. Zhengdong Zhu, Ms. Carol Yu and Mr. Liankui Hu. One third of the directors (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) will retire from office and stand for election every year at our annual general meeting of shareholders on a rotating basis. At our 2017 annual general meeting, Ms. Carol Yu and Mr. Liankui Hu were re-elected as class C directors. Our chief executive officer, which currently is Mr. Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year. There are no director service contracts with us or any of our subsidiaries, controlled companies and affiliated entities providing for benefits upon termination of employment.

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

D. Employees

We had 1,379, 1,568 and 2,061 full-time employees as of September 30, 2015, 2016 and 2017, respectively. In addition to the above full-time employees, we had 234 part-time employees as of September 30, 2017, of whom 226 are tutors.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries, controlled companies and affiliated entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $6.4 million, $7.1 million and $8.6 million for the fiscal years ended September 30, 2015, 2016 and 2017, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $2,800, $2,700 and $2,700 for the fiscal years ended September 30, 2015, 2016 and 2017, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for employees in United States. The total amount for our United States employee benefits was approximately $6,800, $6,500 and $nil for the fiscal years ended September 30, 2015, 2016 and 2017, respectively.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of January 22, 2018, the latest practicable date by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Zhengdong Zhu (3)	48,485,793	36.41%
Baohong Yin (4)	48,485,793	36.41%
Xiaoshu Chen (5)	2,064,800	1.55%
Mark Marostica	*	*
Philip Chan	*	*
Feijia Ji	*	*
Annabelle Yu Long	*	*
Liankui Hu	*	*
Carol Yu	*	*
Directors and Executive Officers Combined	52,015,576	39.07%
Principal Shareholders:
Champion Shine Trading Limited (6)	48,372,633	36.33%
YM Investment Limited, Managecorp Limited and Ms. Veronica Lam Lai Ming (7)	25,814,468	19.39%
Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP (8)	7,335,096	5.51%

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after January 22, 2018.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after January 22, 2018. The total number of ordinary shares outstanding as of January 22, 2018 is 133,148,573.
(3)	Includes (i) 42,520,485 ordinary shares and 1,463,037 ADSs representing 5,852,148 ordinary shares held by Champion Shine Trading Limited, (ii) 75,000 ordinary shares, held by Baohong Yin and (iii) 38,160 ordinary shares held by Zhengdong Zhu. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.
(4)	Includes (i) 42,520,485 ordinary shares and 1,463,037 ADSs representing 5,852,148 ordinary shares held by Champion Shine Trading Limited, (ii) 75,000 ordinary shares, held by Baohong Yin; and (iii) 38,160 ordinary shares held by Zhengdong Zhu. Zhengdong Zhu is the sole shareholder of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares held by Zhengdong Zhu. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.
(5)	Includes (i) 1,000,000 ordinary shares and 224,950 ADSs representing 899,800 ordinary shares held by Jetlong Investments Limited, and (ii) 165,000 ordinary shares held by Xiaoshu Chen. Jetlong Investments Limited is a British Virgin Islands company whose sole shareholder and sole director is Xiaoshu Chen. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.
(6)	Includes 42,520,485 ordinary shares and 1,463,037 ADSs representing 5,852,148 ordinary shares held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Zhengdong Zhu. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(7)	The number of ordinary shares beneficially owned is as of February 3, 2017 as reported in a Schedule 13D filed by YM Investment Limited, Managecorp Limited and Ms. Veronica Lam Lai Ming on February 3, 2017. The business address YM Investment Limited reported on the Schedule 13D is Suite 6211-12, 62nd Floor, The Center, 99 Queen’s Road, Central, Hong Kong. The business address of Managecorp Limited reported on the Schedule 13D is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. The residential address of Ms. Veronica Lam Lai Ming reported on the Schedule 13D is Flat A on 43 Floor of South Tower 8, Resident Bel-Air, Island South, 38 Bel-Air Avenue, Hong Kong.
(8)	The number of ordinary shares beneficially owned is as of December 30, 2016 as reported in a Schedule 13G/A filed by Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP on February 9, 2017. The business address Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP reported on the Schedule 13G/A is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

As of September 30, 2017, of the 131,854,773 issued and outstanding ordinary shares, approximately 65.95% of those ordinary shares are held in the U.S., all under one registered holder of record.

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

On November 21, 2016, Champion Shine Trading Limited and Capitallink Spring Limited, a company incorporated under the laws of the British Virgin Islands, executed a Charge over Shares (the “Share Charge”). Pursuant to the Share Charge, Champion Shine Trading Limited has pledged 9,396,800 of our ordinary shares held by it, or 7.1% of the outstanding share capital (assuming 131,854,773 ordinary shares outstanding). The charged shares serve as security for the payment and discharge of the obligations of either Champion Shine Trading Limited or its sole shareholder Zhengdong Zhu to either Capitallink Spring Limited or Jiaxing Capitallink Zhengbao Investment LLP, a limited partnership organized under the laws of the PRC under or in connection with the transactions contemplated by an Investment Cooperation Agreement dated November 21, 2016, as amended (the “Investment Agreement”), among Zhengdong Zhu, Jiaxing Capitallink Zhengbao Investment LLP, and other parties thereto.

On March 29, 2017, Champion Shine Trading Limtied entered into a Share Purchase Agreement pursuant to which it sold 3,894,840 Ordinary Shares to Wells Fargo Emerging Markets Equity Fund, an unaffiliated purchaser, for a cash purchase price of $ 2.5675 per Ordinary Share.

In the period from January 1, 2014 until January 22, 2018, Champion Shine Trading Limited sold an aggregate of 23,625,676 ordinary shares as represented by 5,906,419 ADSs in the open market.

In the period between February 2014 and February 2017, YM Investment Limited acquired an aggregate of 2,299,008 ordinary shares as represented by 574,752 ADS in the open market.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions.

Agreements among us, Beijing Champion, Champion Healthcare Education and Their Shareholders and Agreement among us and Zhengbao Yucai

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

Dividend Policy

On November 11, 2015, November 29, 2016 and November 28, 2017, our board of directors approved and declared a special cash dividend of $0.225, $0.1125 and $0.1125 per ordinary share on our outstanding ordinary shares to shareholders of record as of the close of trading on January 6, 2016, January 6, 2017 and January 12, 2018, respectively. Holders of ADSs were accordingly entitled to the cash dividend of $0.90, $0.45 and $0.45 per ADS, respectively.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details.

Price Range of Our ADSs

The following table sets forth the monthly high and low trading prices of our ADSs on the NYSE for the periods indicated:

	High	Low
Annual Highs and Lows
Fiscal Year 2013	$11.49	$3.08
Fiscal Year 2014	$28.75	$10.66
Fiscal Year 2015	$22.00	$7.85
Fiscal Year 2016	$16.96	$8.97
Fiscal Year 2017	$13.83	$6.65
Quarterly Highs and Lows
First Fiscal Quarter of 2016	$16.96	$12.37
Second Fiscal Quarter of 2016	$15.07	$10.12
Third Fiscal Quarter of 2016	$15.46	$8.97
Fourth Fiscal Quarter of 2016	$13.42	$10.12
First Fiscal Quarter of 2017	$13.83	$10.01
Second Fiscal Quarter of 2017	$11.82	$9.75
Third Fiscal Quarter of 2017	$11.4	$8.89
Fourth Fiscal Quarter of 2017	$8.92	$6.65
Monthly Highs and Lows
2017
August	$7.55	$6.78
September	$7.3	$6.65
October	$8.68	$6.61
November	$9.07	$7.52
December	$9.71	$8.32
January (through January 23, 2018)	$9.94	$9.00

On January 23, 2018, the closing sale price of our ADSs as reported on the NYSE was $9.13 per ADS.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended September 30, 2017. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is calculated by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in any future taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and also relates to our interest expenses incurred by bank borrowings, as of the date of this annual report. We have not used derivative financial instruments in our portfolio. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations and our future interest expenses may be out of expectation due to changes in market interest rates.

Foreign Currency Risk

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect our financial results in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. The value of the Renminbi depreciated approximately 6.4% against the U.S. dollar in 2016; while the value of Renminbi against the U.S. dollar rebounded approximately 5.8% in 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $2.0 million as of September 30, 2017 into Renminbi at the exchange rate of $1.00 for RMB6.6533 as of September 30, 2017, this cash balance would have been RMB13.2 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB13.1 million as of September 30, 2017.

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

Fees and Other Direct and Indirect Payments Made by the Depositary

Since the commencement of our most recent fiscal year, we have received the following direct and indirect payments in the amounts of $0.3 million for expenses incurred by us relating to the ADR program, including professional fees related to the ADR program, and share cancellation fees.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and co-chief financial officers, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and co-chief financial officers have concluded that, as of September 30, 2017, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our co-chief financial officers, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of September 30, 2017.

Our independent registered public accounting firm has audited our internal control over financial reporting as of September 30, 2017 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of China Distance Education Holdings Limited

We have audited the internal control over financial reporting of China Distance Education Holdings Limited (the “Company”), its subsidiaries, variable interest entities and the subsidiaries of their variable interest entities (collectively, the “Group”) as of September 30, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of September 30, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 30, 2017 of the Group and our report dated January 29, 2018 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

January 29, 2018

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, in the fiscal year ended September 30, 2016 and 2017, respectively.

	Fiscal Year ended September 30,
	2016		2017
	RMB	US$	RMB	US$
Audit fees (1)	3,901,330	604,707	4,428,125	643,500
Audit-related fees (2)	2,098,670	325,293	2,384,375	346,500
Tax fees (3)	70,000	10,850	80,000	11,626

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.
(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings.
(3)	“Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 18, 2015, we adopted and publicly announced a share repurchase program approved by our board of directors. The program authorized us to repurchase up to $10.0 million worth of our issued and outstanding ADSs from time to time in open market. The share repurchase program had an initial one-year term and expired on August 17, 2016. Our board of directors subsequently raised the repurchase quota on November 11, 2015 by an additional $10.0 million of our ADSs and on February 24, 2016 by another $20.0 million of our ADSs (which made the total repurchase quota under the share repurchase program $40.0 million ADSs). In August, 2016, we concluded the share repurchase program. During the period of the share repurchase plan, we repurchased 3,115,924 ADSs on the open market for a consideration of $40.0 million.

The repurchases were made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to Rule 10b-18 of the Exchange Act and a 10b5-1 plan (the 10b5-1 plan allowed us to repurchase our ADSs during periods in which we may be in possession of material non-public information) or otherwise. The purchases were made subject to restrictions relating to volume, price and timing. The timing and extent of any purchase depended upon market conditions, the trading price of our ADSs and other factors. Our board of directors reviewed the share repurchase program periodically and authorized adjustment of its terms and size accordingly.

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

Date: January 29, 2018

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

China Distance Education Holdings Limited

Beijing, the People’s Republic of China

We have audited the accompanying consolidated balance sheets of China Distance Education Holdings Limited, its subsidiaries, variable interest entities and the subsidiaries of their variable interest entities (collectively, the “Group”) as of September 30, 2016 and 2017, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended September 30, 2017. Our audits also included the financial statement schedule listed in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2017, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of September 30, 2017, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 29, 2018 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

January 29, 2018

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2016	2017
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	53,677	60,526
Restricted cash	15,547	34,855
Short-term investments	1,278	5,261
Accounts receivable, net of allowance for doubtful accounts of US$661 and US$1,191 as of September 30, 2016 and 2017, respectively	5,454	5,525
Inventories	971	864
Prepayment and other current assets	5,893	10,439
Amount due from a related party	208	—
Deferred tax assets, current portion	1,676	1,654
Deferred cost	1,118	711

Total current assets	85,822	119,835

Non-current assets
Property, plant and equipment, net	13,908	14,022
Goodwill	29,392	29,459
Other intangible assets, net	11,675	9,947
Deposit for purchase of non-current assets	1,116	641
Long-term investments	3,079	43,631
Other non-current assets	3,928	7,016

Total non-current assets	63,098	104,716

Total assets	148,920	224,551

LIABILITIES AND EQUITY
Current liabilities
Bank borrowing	15,551	29,965
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$26,279 and US$31,684 as of September 30, 2016 and 2017, respectively)	30,564	38,767
Amount due to a related party	—	1,648
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,353 and US$3,641 as of September 30, 2016 and 2017, respectively)	5,308	6,750
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$35,437 and US$49,575 as of September 30, 2016 and 2017, respectively)	36,332	50,506
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$862 and US$1,074 as of September 30, 2016 and 2017, respectively)	862	1,074

Total current liabilities	88,617	128,710

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2016	2017
	US$	US$
Non-current liabilities
Deferred tax liabilities, non-current portion	3,831	3,099
Long-term bank borrowing	—	19,930

Total non-current liabilities	3,831	23,029

Total liabilities	92,448	151,739

Commitments and contingencies (Note 21)
Equity
Ordinary shares (par value of US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 131,729,773 and 131,854,773 shares issued and outstanding at September 30, 2016 and 2017, respectively)	13	13
Additional paid-in capital	15,697	19,097
Accumulated other comprehensive loss	(3,418)	(3,367)
Retained earnings	32,944	33,040

Total China Distance Education Holdings Limited shareholder’s equity	45,236	48,783
Noncontrolling interests (Note 22)	11,236	24,029

Total equity	56,472	72,812

Total liabilities and equity	148,920	224,551

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data, or otherwise noted)

	Years ended September 30,
	2015	2016	2017
	US$	US$	US$
Sales, net of business tax, value-added tax and related surcharges
Online education services	88,657	93,923	95,503
Books and reference materials	6,873	8,067	8,980
Others	12,647	15,558	26,505

Total net revenues	108,177	117,548	130,988

Cost of sales
Cost of services and others	(41,043)	(43,796)	(50,540)
Cost of tangible goods sold	(3,300)	(4,538)	(6,872)

Total cost of sales	(44,343)	(48,334)	(57,412)

Gross profit	63,834	69,214	73,576
Operating expenses
Selling expenses	(24,186)	(24,517)	(34,910)
General and administrative expenses	(13,211)	(16,778)	(19,468)

Total operating expenses	(37,397)	(41,295)	(54,378)
Other operating income	224	806	1,912

Operating income	26,661	28,725	21,110
Interest income	3,513	2,020	1,531
Interest expense	(464)	(555)	(1,049)
Impairment loss from a long-term investment	—	—	(679)
Exchange gain	737	2,462	128

Income before income taxes	30,447	32,652	21,041
Income tax expense	(5,874)	(6,150)	(4,620)
Loss from equity method investment	—	(91)	(153)

Net income	24,573	26,411	16,268
Less: Net income attributable to noncontrolling interests	—	121	1,333
Net income attributable to China Distance Education Holdings Limited	24,573	26,290	14,935

Net income per share:
Net income attributable to ordinary shareholders
Basic	0.17	0.19	0.11

Diluted	0.17	0.19	0.11

Weighted average shares used in calculating net income per share
Basic	142,720,838	136,497,929	131,432,211

Diluted	143,767,990	138,465,944	133,203,255

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years ended September 30,
	2015	2016	2017
	US$	US$	US$
Net income	24,573	26,411	16,268
Other comprehensive (loss) income - change in cumulative foreign currency translation adjustments	(3,485)	(6,395)	264
Unrealized gain on available-for-sale investments, net of tax effect of nil, nil and US$26 for years ended September 30, 2015, 2016 and 2017, respectively	—	—	173

Comprehensive income	21,088	20,016	16,705
Less: comprehensive (loss) income attributable to noncontrolling interests	—	(121)	1,719
Comprehensive income attributable to China Distance Education Holdings Limited	21,088	20,137	14,986

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total China Distance Education Holding Limited shareholders’ equity	Noncontrolling interest	Total equity
		US$	US$	US$	US$	US$	US$	US$
Balance as of September 30, 2014	142,752,873	14	77,270	6,220	14,906	98,410	—	98,410
Net income for the year	—	—	—	—	24,573	24,573	—	24,573
Foreign currency translation adjustments	—	—	—	(3,485)	—	(3,485)	—	(3,485)
Repurchase of ordinary shares (Note 17)	(1,137,236)	—	(3,333)	—	—	(3,333)	—	(3,333)
Options exercised	123,924	—	18	—	—	18	—	18
Stock-based compensation expense (Note 25)	667,372	—	1,783	—	—	1,783	—	1,783
Dividends (Note 26)	—	—	(21,182)	—	(7,017)	(28,199)	—	(28,199)
Repayment of loan to optionees in connection with exercise of options	—	—	1,042	—	—	1,042	—	1,042

Balance as of September 30, 2015	142,406,933	14	55,598	2,735	32,462	90,809	—	90,809
Net income for the year	—	—	—	—	26,290	26,290	121	26,411
Foreign currency translation adjustments	—	—	—	(6,153)	—	(6,153)	(242)	(6,395)
Repurchase of ordinary shares (Note 17)	(11,326,460)	(1)	(21,289)	—	(15,470)	(36,760)	—	(36,760)
Options exercised	524,300	—	1,659	—	—	1,659	—	1,659
Stock-based compensation expense (Note 25)	125,000	—	2,015	—	—	2,015	—	2,015
Dividends (Note 26)	—	—	(20,800)	—	(10,338)	(31,138)	—	(31,138)
Capital contribution from noncontrolling interest	—	—	—	—	—	—	4,824	4,824
Noncontrolling interest arising from an acquisition	—	—	—	—	—	—	6,533	6,533
Loan to optionees in connection with exercise of options	—	—	(1,663)	—	—	(1,663)	—	(1,663)
Repayment of loan to optionees in connection with exercise of options	—	—	177	—	—	177	—	177

Balance as of September 30, 2016	131,729,773	13	15,697	(3,418)	32,944	45,236	11,236	56,472
Net income for the year	—	—	—	—	14,935	14,935	1,333	16,268
Foreign currency translation adjustments	—	—	—	(122)	—	(122)	386	264
Stock-based compensation expense (Note 25)	125,000	—	2,111	—	—	2,111	—	2,111
Dividends (Note 26)	—	—		—	(14,839)	(14,839)	—	(14,839)
Capital contribution from noncontrolling interests	—	—	1,090	—	—	1,090	11,074	12,164
Unrealized gain on available-for-sale securities, net of tax effect of US$26	—	—	—	173	—	173	—	173
Repayment of loan to optionees in connection with exercise of options	—	—	199	—	—	199	—	199

Balance as of September 30, 2017	131,854,773	13	19,097	(3,367)	33,040	48,783	24,029	72,812

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended September 30,
	2015	2016	2017
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	24,573	26,411	16,268
Adjustments to reconcile net income to net cash generated from operating activities:
Stock-based compensation	1,783	2,015	2,111
Depreciation of property, plant and equipment	2,034	2,533	2,792
Amortization of other intangible assets	437	1,116	1,998
Change in allowance for doubtful accounts	(1,008)	(83)	516
Losses on disposition of property, plant and equipment	38	24	93
Loss from equity method investment	—	91	153
Impairment loss from a long-term investment	—	—	679
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(170)	230	(581)
(Increase) decrease in inventories	(447)	(125)	107
(Increase) in prepayments and other assets	(1,315)	(843)	(4,429)
Decrease (increase) in deferred tax assets	547	(108)	25
Decrease (increase) in deferred cost	43	(10)	400
(Increase) in other non-current assets	(327)	(1,240)	(1,319)
Increase in accrued expenses and other liabilities	3,450	3,792	4,822
Increase in income tax payable	397	871	679
Increase in deferred revenue	7,091	8,173	13,765
Increase (decrease) in refundable fees	229	(4,224)	205
Increase (decrease) in deferred tax liabilities	529	459	(749)
(Increase) decrease in amount due from a related party	(105)	(113)	196

Net cash generated from operating activities	37,779	38,969	37,731

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of a business, net of cash acquired	—	(29,695)	—
Maturity of term deposits	804	4,593	—
Maturity of short-term investments	—	—	70,532
Purchase of short-term investments	—	(1,305)	(74,420)
Placement of restricted cash	(16,656)	—	(18,831)
Release of restricted cash	16,405	—	5
Acquisition of property, plant and equipment	(4,648)	(2,605)	(2,054)
Proceeds from disposition of property, plant and equipment	—	1	—
Acquisition of other intangible assets	(154)	(163)	(271)
Payment of deposit for the acquisition of non-current assets	(62)	(1,167)	(457)
Payment for deposit for the purchase of investments	—	(459)	(1,688)
Purchase of equity method investment	—	(1,914)	—
Purchase of cost method investments	—	(651)	(33,710)
Purchase of available-for-sale investments	—	(658)	(3,400)

Net cash used in investing activities	(4,311)	(34,023)	(64,294)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended September 30,
	2015	2016	2017
	US$	US$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from noncontrolling interests	—	4,859	12,236
Loan repayment	(16,071)	—	(15,550)
Bank borrowing	16,656	—	49,415
Short-term loan acquired from a related party	—	—	7,340
Repayment of short-term loan to a related party	—	—	(5,506)
Repurchase of ordinary shares	(3,333)	(36,760)	—
Proceeds from share options exercised by employees	18	1,659	—
Loan to optionees in connection with exercise of options	—	(1,663)	—
Repayment of loan to optionees in connection with exercise of options	1,042	177	199
Dividends paid to shareholders	(28,199)	(31,138)	(14,839)

Net cash (used in) generated from financing activities	(29,887)	(62,866)	33,295

Exchange rate effect on cash and cash equivalents	(3,757)	(6,302)	117

Net (decrease) increase in cash and cash equivalents	(176)	(64,222)	6,849
Cash and cash equivalents at beginning of the year	118,075	117,899	53,677

Cash and cash equivalents at end of the year	117,899	53,677	60,526

Supplemental schedule of cash flow information
Income tax paid	(4,418)	(5,245)	(4,703)
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	60	117	924
Income tax reversal	37	369	437

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

As of September 30, 2017, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries were as follows:

Company	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Subsidiaries:
China Distance Education Limited (“CDEL Hong Kong”)	March 13, 2003	Hong Kong	100%	Investment holding and provision of education services
Practice Enterprises Network China International Links Limited (“Pencil”)	February 23, 2010	Hong Kong	100%	Inactive
Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”)	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production
Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”)	April 23, 2007	PRC	100%	Software licensing and course production
China Healthcare Investment Limited (“China Healthcare Investment”)	May 20, 2015	BVI	100%	Inactive
China Healthcare Education Limited (“China Healthcare Education”)	July 24, 2015	Hong Kong	100%	Inactive
Beijing Champion Accounting Education Technology Co., Ltd. (“Champion Accounting”)	July 28, 2015	PRC	100%	Provision of college cooperation program services
Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”)	February 19, 2009	PRC	35.76% (Note 22)	Provision of start-up training services
Nanjing Champion Vocational Training School (“Nanjing Training School”)	July 03, 2015	PRC	35.76%*	Provision of start-up training services
Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. (“Zhongxi Healthcare Education”)	December 14, 2015	PRC	100%	Inactive
Xiamen NetinNet Software Co., Ltd. (“Xiamen NetinNet”)	August 15, 2005	PRC	28.608%*	Provision of learning simulation software production
Xiamen NetinNet Education Technology Co., Ltd. (“NetinNet Education”)	August 19, 2011	PRC	28.608%*	Provision of learning simulation software production
Xiamen NetinNet Finance Technology Co., Ltd. (“NetinNet Finance “)	April 7, 2005	PRC	28.608%*	Provision of learning simulation software production
Beijing Chuang Qingchun Chuang Weilai Education Technology Co., Ltd. (“Chuang Qingchun “)	February 28, 2017	PRC	21.456%*	Provision of education consulting services
Shanghai Huzheng Education Technology Co., Ltd. (“Huzheng Education”)	May 2, 2017	PRC	35.76%*	Provision of start-up training services
Shanghai Xidong Information Technology Co., Ltd. (“Xidong Information Technology”)	June 21, 2017	PRC	100%	Provision software development and information technology services
Guangdong Zhengbao Yucai Education Co., Ltd. (“Guangdong Yucai”)	June 23, 2017	PRC	21.456%*	Provision of start-up training services
Variable interest entities
Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”)	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials
Beijing Champion Healthcare Education Technology Co., Ltd. (“Champion Healthcare Education”)	May 13, 2015	PRC	Nil	Inactive
Subsidiaries of variable interest entities:
Beijing Caikaowang Company Ltd. (“Caikaowang”)	November 28, 2007	PRC	Nil	Provision of online education services
Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”)	June 24, 2008	PRC	Nil	Provision of online education services
Beijing Haidian District Champion Training School (“Beijing Training School”)	February 19, 2009	PRC	Nil	Provision of online and offline education services
Beijing Champion Culture Development Co., Ltd. (“Champion Culture”)	June 03, 2015	PRC	Nil	Provision of sales of books and reference materials
Beijing Champion Tax Management and Advisory Co., Ltd. (“Champion Tax Advisory”)	November 27, 2015	PRC	Nil	Provision of financial and tax advisory
Beijing Champion International Education Technology Co., Ltd. (“Champion Int’l Education”)	October 12, 2016	PRC	Nil	Provision of online education services and sales of books and reference materials

*Note:	These entities are subsidiaries of Zhengbao Yucai.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

In December 2015, the Group incorporated Zhongxi Healthcare Education in the PRC. On December 28, 2015, a series of contractual arrangements were signed among Zhongxi Healthcare Education, Champion Healthcare Education, a private company domiciled in the PRC owned by Mr. Zhengdong Zhu, chairman and CEO of the Group, and his spouse Ms. Baohong Yin, and the shareholders of Champion Healthcare Education. These contractual arrangements include an exclusive business cooperation agreement, an equity pledge agreement, a letter of undertaking, an exclusive option agreement, and the powers of attorney.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that transfer economic benefits to Zhongxi Healthcare Education - continued

Equity pledge agreement

Under this agreement, for the purpose to secure the payment obligations of Champion Healthcare Education under the exclusive business cooperation agreement described above, each of Champion Healthcare Education’s shareholders, Mr. Zhengdong Zhu and Ms. Baohong Yin, pledged to Zhongxi Healthcare Education his or her entire equity ownership interests in Champion Healthcare Education. The equity pledges under the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, and the equity pledges under the Equity Pledge Agreement entered into by Zhongxi Healthcare Education and Mr. Zhengdong Zhu and Ms. Baohong Yin have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. Upon the occurrence of certain events of default specified in this agreement, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under this agreement, the pledgors may not transfer the pledged equity interests without the pledgee’s prior written consent. This agreement will also be binding upon successors of the pledgors and transferees of the pledged equity interests. This agreement will remain effective until the discharge of Champion Healthcare Education’s contractual obligations under the exclusive business cooperation agreement as described above.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

These contractual arrangements allow the Group to effectively control Champion Healthcare Education and to derive substantially all of the economic benefits from them. Accordingly, the Group treats Champion Healthcare Education as a VIE and because the Group is the primary beneficiary of Champion Healthcare Education, the Group has consolidated the financial results of Champion Healthcare Education. To comply with those foreign ownership restrictions, the Company plans to operate substantially all of its healthcare education services through its VIE, Zhongxi Healthcare Education in the PRC. The VIE plans to hold leases and other assets necessary to provide healthcare education services and generate all of the Company’s revenues related to healthcare education, but have not yet actively engaged in business as of September 30, 2017.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

The Group’s online education business has been directly operated by (and as a result almost all of the Group’s revenues have been generated from) the VIEs and their subsidiaries. For the years ended September 30, 2016 and 2017, the VIEs and their subsidiaries accounted for an aggregate of 37% and 44%, respectively, of the Group’s consolidated total assets, and 71% and 57%, respectively of the Group’s consolidated total liabilities. The assets not associated with the VIEs and their subsidiaries in these years primarily consisted of cash held by China Distance Education Holdings Limited.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the Company’s VIEs and VIEs’ subsidiaries as of September 30, 2016 and 2017 and for each of the three years in the period ended September 30, 2017 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within VIEs and VIEs’ subsidiaries:

	As of September 30,
	2016	2017
	US$	US$
Cash and cash equivalents	26,600	27,098
Prepayment and other current assets	4,991	8,214
Total current assets	132,450	126,892
Total assets	150,563	179,969
Deferred revenue	35,437	49,575
Total current liabilities	65,931	85,974
Total liabilities	65,931	85,974
Total equity	84,632	93,995

	For the years ended September 30,
	2015	2016	2017
	US$	US$	US$
Revenues	108,111	109,947	114,371

Net income	36,760	40,840	31,379

Net cash provided by operating activities	26,988	27,310	22,100

Net cash used in investing activities	(2,140)	(3,938)	(31,403)

Net cash used in financing activities	—	—	(5,506)

Effects of exchange rate changes	(2,797)	(2,791)	(5,435)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations. No creditor (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, consolidation of VIEs, income tax, impairment of goodwill and long-term assets, impairment of long-term investments, share-based compensation expenses and purchase price allocation for business acquisition. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries. All profits, transactions and balances among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

Foreign currency translation and transactions

The Company, CDEL Hong Kong, Pencil, China Healthcare Investment and China Healthcare Education’s functional currencies are United States dollars (“US$”). The Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the US$ as its reporting currency and uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries and its variable interest entities, respectively. Translation differences are recorded in accumulated other comprehensive income (loss), a component of consolidated statements of changes in equity.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. As of September 30, 2017, there was no contingent consideration outstanding.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have an original maturity of three months or less when purchased.

Restricted cash

Restricted cash represents deposits not readily available to the Company. Restricted cash as of September 30, 2016 and 2017 represented cash pledged as security for our bank borrowing. Refer to Note 15.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

Inventories

Inventories, consisting of paper and professional examination reference books, are stated at the lower of cost or market value. On October 1, 2016, the Company made a voluntary change to its accounting for inventory from first in, first out to weighted average cost as the Company determined that the weighted average cost is more efficient to keep track of its inventory cost. The Company concluded that the change did not result in a material effect on its prior period’s financial statements and accordingly, did not retrospectively adjust such financial statements. The impact of the change was recorded in the year ended September 30, 2017.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amount due from a related party, short-term and long-term investments, bank borrowing, long-term bank borrowing and accounts payable. Available-for-sale investments and cash and cash equivalents are carried at fair value. The carrying amounts of restricted cash, accounts receivable, amount due from a related party, short-term held-to-maturity investments, bank borrowing and accounts payable approximate their fair values due to the short-term maturities of these instruments. The carrying amount of cost method investments approximate their fair values as investments were completed fairly recent to the period end. Long-term bank borrowing is carried at amortized cost. The fair value is based on the contractual cash flows discounted using rates currently offered for borrowing with similar terms.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

For the years ended September 30, 2016 and 2017, the Group performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. The Group did not record any impairment loss related to goodwill for the years ended September 30, 2015, 2016 and 2017.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment loss related to long-lived assets for the years ended September 30, 2015, 2016 and 2017.

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

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investment, and available-for-sale investments.

(a)	Cost method investments

For investee companies over which the Group does not have significant influence and a controlling interest, the Group carries the investment at cost and recognizes income for any dividend received from distribution of the investee’s earnings.

The Group reviews its cost method investments for impairment whenever an event or circumstance indicates that an OTTI has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investments. An impairment charge is recorded if the carrying amount of an investment exceeds its fair value and such excess is determined to be other-than temporary. The Group did not record any impairment loss on its cost method investments during the years ended September 30, 2015, 2016 and 2017.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

(b)	Equity method investment - continued

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, and the determination of the weighted average cost of capital. The Group recorded nil, nil and $679 impairment loss on its equity method investment during the years ended September 30, 2015, 2016 and 2017.

(c)	Available-for-sale securities investments

For investments in investees’ stocks which are determined to be debt securities, the Group accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income (loss).

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

The Group earns revenues by providing online education services to customers pursuant to two types of revenue models — non-refundable course model and refundable course model.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

For the years ended September 30, 2015, 2016 and 2017, the Group recognized revenues, net of business tax and related surcharges, in connection with expired study cards amounting to US$97, US$161, and US$132, respectively.

The on-line courses service is provided by Beijing Champion and its subsidiaries which are subject to approximately 6% value added tax and related surcharges on and after May 1, 2016, and subject to approximately 3% business tax and related surcharges before May 1, 2016. The Group records revenues net of these taxes in the consolidated statements of operations. Such business tax and related surcharges for the years ended September 30, 2015, 2016 and 2017 were US$2,996, US$3,216 and US$390 respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

The Group also sells books and reference materials together with study cards which allow the customers to take a certain number of on-line courses for no additional charge. These sales are considered arrangements with two deliverables, consisting of the delivery of books and reference materials and the on-line courses service. Because neither vendor-specific objective evidence nor third-party evidence of fair value of the deliverables exist, the Group allocates revenue to each deliverables based on their relative selling price.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

As a result, starting on September 1, 2012, technical and consulting service, software licensing and course production services provided by Champion Technology and Champion Education Technology, and, starting on July 1, 2014, course production services provided by Champion Wangge, were no longer subject to business tax but subject to VAT instead. Champion Technology was a VAT general taxpayer. Champion Education Technology was a VAT small-scale taxpayer but was treated as a general taxpayer since February 1, 2014. Champion Wangge was a VAT small-scale taxpayer but was treated as a general taxpayer since January 1, 2015. The applicable VAT rates are 6% and 3% for the entities that are general taxpayer and small-scale taxpayer, respectively.

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets.

Pursuant to a circular jointly released by the Ministry of Finance and State Administration of Taxation on December 25, 2013, the Group is subject to a VAT exemption for the proceeds received from customers for sales related to books and reference materials until December 31, 2017. As a result, the Group registered a tax exemption application at the state tax bureau in February 2014 and started to enjoy such tax exemption for the relevant sales since March 2014. Prior to the filing of tax exemption application in February 2014, the Group was subject to VAT generally at a rate of 13% on the proceeds received for the sales of books and reference materials.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes - continued

Since May 2016, in accordance with Cai Shui [2016] No. 68, the non-academic educational programs and services in short-term training schools are subject to a simple VAT collection method at a rate of 3%. However, entities which are subject to the tax rate of 3% are not allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Group is mainly subject to 6% VAT rate on the revenues earned from provision of education services.

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

Advertising expenditure

Advertising expenditure is expensed when incurred and is included in “selling expenses” in the consolidated statements of operations. Advertising expenses were US$10,377, US$11,356 and US$17,833 for the years ended September 30, 2015, 2016 and 2017, respectively.

Shipping and handling costs

Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the consolidated statements of operations. Shipping and handling costs classified as selling expenses were US$718, US$763 and US$1,134, for the years ended September 30, 2015, 2016 and 2017, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

Share-based compensation

Share-based compensation with employees, officers and non-executive directors is measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. The Group recognizes compensation expense over the vesting term on a straight-line basis with the amount of compensation expense recognized at any date not less than the portion of the grant-date value of the option vested at that date.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income

Comprehensive income includes net income, unrealized gain or loss on available-for-sale securities and foreign currency translation adjustments, and is reported in the consolidated statements of comprehensive income.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of US$50,021 and US$52,388, which were denominated in RMB, at September 30, 2016 and 2017, respectively, representing 93.2% and 86.6% of the cash and cash equivalents at September 30, 2016 and 2017, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposits, restricted cash, short-term investments, accounts receivable and prepayment and other current assets. As of September 30, 2017, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were deposited in financial institutions located in the PRC and Hong Kong. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended September 30, 2017.

Primarily due to the long payment cycles of government agencies, the Group had one customer that accounted for 4.3% and 4.4% of the Group’s carrying amount of accounts receivable as of September 30, 2016 and September 30, 2017 respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09. The Group plans to adopt the ASU on October 1, 2018 by selecting the modified retrospective method, and is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values, which should be applied prospectively. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group is in the process of evaluating the impact that this pronouncement on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this pronouncement on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. This new guidance will be effective for the Company for the first reporting period beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application will be permitted. The Group is in the process of evaluating the impacts of the adoption of this ASU on its consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In November 2016, the FASB issued a new pronouncement, ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. This new guidance requires restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the total beginning and ending amounts on the statement of cash flows. The standard also requires companies who report cash and restricted cash separately on the balance sheet to reconcile those amounts to the statement of cash flows. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact of this pronouncement on its consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITION

Acquisition of Xiamen NetinNet Software Co., Ltd. and its subsidiaries (“NetinNet”)

In an effort to complement the Group’s suite of learning solutions for its growing college cooperation program, and enable it to offer comprehensive simulation-based learning opportunities to college students to master critical accounting skills, on May 3, 2016, the Group acquired an 80% equity interest in NetinNet for a total consideration of RMB212 million (US$32,666) in cash, which was paid in full as of September 30, 2016.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Acquisition of Xiamen NetinNet Software Co., Ltd. and its subsidiaries (“NetinNet”) - continued

	Years ended September 30,
	2015	2016
	US$	US$
Pro forma net revenue	10,410	9,618
Pro forma net income attributable to China Distance Education Ltd.	2,546	2,263
Pro forma net income per ordinary share-basic	0.19	0.21
Pro forma net income per ordinary share- diluted	0.19	0.21

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of both held-to-maturity and available-for-sale investments. Fixed-income financial products purchased from banks in China are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from 15 days to less than 212 days, with interest rates ranging from 3.84% to 4.65%. They are classified as short-term investments on the consolidated balance sheets as their contractual maturity dates are less than one year. Financial products purchased from banks with early redemption option and no specified maturity date are classified as short-term available-for-sale investments and are measured at fair value on a recurring basis.

While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximated their amortized costs considering their short-term maturities and high credit quality. No OTTI loss was recognized for the years ended September 30, 2016 and 2017.

Short-term investments consisted of the following:

	As of September 30,
	2016	2017
	US$	US$
Held-to-maturity investments	1,128	5,261
Available-for-sale investments	150	—

	1,278	5,261

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2016	2017
	US$	US$
Accounts receivable	6,115	6,716
Less: allowance for doubtful accounts	(661)	(1,191)

Accounts receivable, net	5,454	5,525

Movement of allowance for doubtful accounts was as follows:

	As of September 30,
	2016	2017
	US$	US$
Balance at beginning of the year	158	661
Increase of the allowance for doubtful accounts	510	516
Foreign currency adjustment	(7)	14

Balance at end of the year	661	1,191

6.	INVENTORIES

Inventories consisted of the following:

	As of September 30,
	2016	2017
	US$	US$
Books and other goods	781	884
Paper and other raw materials	316	287
Less: inventory provisions for slow-moving and obsolescence	(126)	(307)

	971	864

Inventories provision were US$58, US$78 and US$261 for the years ended September 30, 2015, 2016 and 2017, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

7.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

		As of September 30,
	Notes	2016	2017
		US$	US$
Prepaid expenses		3,268	4,217
Advance to suppliers	(1)	1,054	2,020
Staff advances	(2)	735	1,015
Funds receivable	(3)	156	628
Interest receivable		132	526
Deposits		45	1,242
Others		503	791

Prepayment and other current assets, net		5,893	10,439

(1)	Advance to suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials and finished goods. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and is monitored on a regular basis by management. A charge to cost of sales will be recorded in the period in which a loss becomes probable. To date, the Group has not experienced any loss of advances to suppliers.
(2)	Staff advances were provided to staff for travelling and business related use which were subsequently expensed when incurred.
(3)	Funds receivable arise due to the time taken to clear customers’ payment transactions through external payment networks. When customers remit fees to the Group via external payment networks using their bank account or credit card, there is a clearing period before the cash is received by the Group which usually takes one to three business days. These course fees are treated as a receivable until the cash is received.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of September 30,
	2016	2017
	US$	US$
Buildings	7,254	7,271
Electronic and office equipment	14,133	15,208
Leasehold improvement and building improvement	1,691	1,898
Motor vehicles	1,827	2,239

Total	24,905	26,616
Less: Accumulated depreciation	(10,997)	(12,594)

	13,908	14,022

Depreciation expenses were US$2,034, US$2,533 and US$2,792 for the years ended September 30, 2015, 2016 and 2017, respectively.

9.	GOODWILL

Goodwill is comprised of the following:

	Years ended September 30
	2016				2017
	Online education service	Start-up training service	Software Sales service	Total	Online education service	Start-up training service	Software Sales service	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Gross amount
Beginning balance	5,662	1,767	—	7,429	5,396	1,688	22,308	29,392
Acquisition for the year	—	—	22,921	22,921	—	—	—	—
Exchange difference	(266)	(79)	(613)	(958)	12	4	51	67

Ending balance	5,396	1,688	22,308	29,392	5,408	1,692	22,359	29,459

Accumulated impairment loss	—	—	—	—	—	—	—	—

Goodwill, net	5,396	1,688	22,308	29,392	5,408	1,692	22,359	29,459

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group did not record any impairment of goodwill for the years ended September 30, 2015, 2016 and 2017.

10.	OTHER INTANGIBLE ASSETS, NET

The balance of other intangible assets consisted of the following:

	As of September 30,
	2016	2017
	US$	US$
Computer software	4,222	4,514
Trademarks and domain names	3,018	3,031
Courseware	448	448
Business contracts	487	489
Copyrights	10,372	10,397
Platform	199	200

Total intangible assets	18,746	19,079

Less: Accumulated amortization
Computer software	(3,532)	(3,835)
Trademarks and domain names	(1,186)	(1,475)
Courseware	(448)	(448)
Business contracts	(487)	(489)
Copyrights	(1,219)	(2,685)
Platform	(199)	(200)

Accumulated amortization	(7,071)	(9,132)

Intangible assets, net	11,675	9,947

Amortization expenses were US$437, US$1,116 and US$1,998, for the years ended September 30, 2015, 2016 and 2017, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

10.	OTHER INTANGIBLE ASSETS, NET - continued

The estimated amortization expenses for the above other intangible assets for each of the following fiscal years are as follows:

Amortization
US$
2018	1,897
2019	1,843
2020	1,764
2021	1,733
2022	1,498
2023 and thereafter	1,212

9,947

11.	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of September 30,
	2016	2017
	US$	US$
Cost method investments:
Amdon Consulting Pte Ltd. (“Amdon”) (a)	658	1,308
Beijing Ruida Chengtai Education Technology Co., Ltd. (“Beijing Ruida”) (b)	—	32,089
Hangzhou Wanting Technology Co., Ltd. (“Hangzhou Wanting”) (c)	—	4,986
Equity method investment:
Mayi White-Collar Investment Management Co., Ltd. (“Mayi Investment Management”) (d)	1,784	951
Available-for-sale securities investments:
Beijing Piyingke Technology Co., Ltd. (“Piyingke”) (e)	—	2,548
Other available-for-sale investments (f)	637	1,749

Total	3,079	43,631

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

11.	LONG-TERM INVESTMENTS - continued

(a)	In May 2016, the Group invested Singapore Dollar (“S$”) 0.9 million (US$654) in preferred shares representing 8.18% interest in Amdon, a Singapore based e-learning solution provider. In November 2016, the Group invested S$0.9 million (US$654) for an additional 6.82% equity interest in Amdon. As a result, the Group held 15%, in aggregate, equity interest in Amdon. The Group applied the cost method to account for the investment due to the lack of ability to exercise significant influence.

(b)	In June 2017, the Group invested RMB192 million (US$28,858) in preferred shares representing 40% interest in Beijing Ruida, a leading provider of exam preparation services in China’s National Judicial Examination. The investment was classified as a cost method investment as the Group determined that the preferred shares were not in-substance common share due to certain liquidation preferences.

The investment agreement between the Group and Beijing Ruida includes a call option and certain contingent considerations. Under the call option, the Group has the option to further increase its equity interest in Beijing Ruida up to 60% before April 2019 if certain pre-agreed conditions are met. In addition, the Group is also subject to certain contingent consideration to Beijing Ruida if certain pre-agreed conditions are met. With the assistance of an independent appraiser, the Company estimated the fair value of the call option and the contingent consideration payable to approximate RMB10.5 million (US$1,580) and RMB21.5 million (US$3,231), respectively. The call option is recorded as part of the investment. The Company recorded the contingent consideration payable at fair value in accrued expenses and other liabilities.

(c)	In January, August and September 2017, the Group invested an aggregated of RMB33.2 million (US$4,986) in exchange for preferred shares representing 20.72% equity interest in Hangzhou Wanting, a company listed on the New Third Board in China. Hangzhou Wanting offers comprehensive simulation-based learning platform to college students to master critical engineering and construction skills. The investment was classified as a cost method investment as the Group determined that the preferred shares were not in-substance common share due to certain liquidation preferences.

In December 2017, the Group further entered into a share transfer agreement with certain shareholders of Hangzhou Wanting, to purchase an additional 10% equity interest in Hangzhou Wanting at the consideration of RMB16.0 million (US$2,405).

(d)	In November 2015, the Group invested RMB12.5 million (US$1,875) cash in exchange for a 12.5% equity interest in Mayi Investment Management, a peer-to-peer (“P2P”) and person-to-business (“P2B”) integrated network lending platform. The Group applies equity method to account for the investment, because the Group has the ability to exercise significant influence but does not have control over the investee. The Group picked up share in net loss of US$91 and US$153 from Mayi Investment Management for the year ended September 30, 2016 and 2017.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

11.	LONG-TERM INVESTMENTS - continued

(e)	On December 4, 2016, the Group invested RMB16.96 million (US$2,548) in exchange for a 19.5% equity interest of Piyingke Technology, an internet animation cloud engine technology provider. The investment was classified as available-for-sale security as the Group determined that the shares were debt securities in nature due to the redemption option available to the investors and measured the investment subsequently at fair value. Unrealized holding gain of nil was reported in other comprehensive income for the year ended September 30, 2017.
(f)	As to the other investments, they represent several insignificant investments classified as available-for-sale investments as of September 30, 2016 and 2017. Unrealized holding gain of US$173 was reported in other comprehensive income for the year ended September 30, 2017.

12.	FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured cash and cash equivalents at fair value on a recurring basis. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

As of September 30, 2016 and 2017, available-for-sale securities recorded in long-term investments included redeemable preferred shares. Available-for-sale securities recorded in short-term investments included certain financial products with early redemption options and no specified maturity dates. Long-term investments include a contingent consideration due to some pre-agreed conditions. Refer to Note 11. Those investments and the contingent consideration payable were measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition and are as follows:

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT - continued

Measured or disclosed at fair value on a recurring basis - continued

	Year ended September 30, 2017
	Fair value at	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	September 30, 2017	(Level 1)	(Level 2)	(Level 3)
Fair value measured
Cash and cash equivalents	60,526	60,526	—	—
Long-term investments:
Available-for-sale securities	4,297	—	4,297	—

Total assets measured at fair value	64,823	60,526	4,297	—

Contingent consideration payable (Note 11)	3,231	—	—	3,231

Total Liabilities measured at fair value	3,231	—	—	3,231

Redeemable preferred shares do not have a quoted market rate and the Company measured their fair value based on recent transactions or based on the market approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for an investment with similar terms or a recent transaction agreed by the Company and the investee and has been classified as level 2 measurement.

The fair value of the short term borrowing and long-term bank borrowing were classified as level 2 as set out in Note 15.

When no recent transactions are available, a market approach or income approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning on sale, discount of lack of marketability, investee’s time to IPO as well as related volatility. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. The Company has classified those as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

The fair value of the contingent consideration payable was measured using the Monte Carlo simulation model. The fair value was determined by calculating the net present value of the expected payment using significant inputs that were not observable in the market as of September 30, 2017, based on the following assumptions: (1) expected volatility of 5%, (2) discount rate of 16.8%, and (3) expected life of 0.32 of a year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT - continued

Measured and disclosed fair value on a nonrecurring basis

The Group measures goodwill and acquired intangible assets at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates. The Group measured acquired intangible assets using income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

13.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

		As of September 30,
		2016	2017
		US$	US$
Long-term prepaid expenses	(1)	1,779	2,954
Rental deposits	(2)	349	527
Deposit of sole distributor agreement	(3)	1,350	1,353
Prepaid investment	(4)	450	1,127
Others		—	1,055

		3,928	7,016

(1)	Long-term prepaid expenses represent golf club membership fees. The amortization of the long-term prepaid expenses was made within a ten-year amortizing period according to the term of the membership and was recorded as “general and administrative expenses” on the consolidated statements of operations.
(2)	Rental deposits represent office rental deposits for the Group’s daily operations, which will not be refunded within one year.
(3)	Deposit of sole distributor agreement represents a refundable deposit for a newly entered contract with a software developer, classified as non-current deposits since the contract is longer than a year.
(4)	Prepaid investment represents a deposit of an investment, classified as non-current deposit due to the underlying investment term.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

		As of September 30,
		2016	2017
		US$	US$
Tuition fee payables to government agencies	(1)	16,048	15,302
Salary and welfare payable		5,394	6,945
Accrued expenses		3,841	5,468
Remuneration payable to lecturers		2,203	2,547
Uncertain income tax liabilities (Note 19)		163	163
Contingent consideration payable	(2)	—	3,231
Other payable		2,915	5,111

		30,564	38,767

(1)	Tuition fee payable to government agencies mainly represents the portion of tuition fee collected by the Group on behalf of the government agencies which provide certain continuing education courses and the Group is only responsible for the student enrollment and provision of online platform and shares certain percentage of tuition fee as service fees.
(2)	Contingent consideration payable represents contingent payable to an investee. Please refer to Note 11 for details.

15.	BANK BORROWING

On June 22, 2015, the Company entered into a 3-year USD/RMB Revolving Term Loan Facility with a maximum of RMB300 million facility limit with The Bank of East Asia, Limited (“BEA”) which will remain effective for three years. The Company drew down a loan of RMB103.6 million from BEA on June 24, 2015, effective from June 24, 2015 to June 24, 2016 for a period of 12 months, with an interest rate of 3.625% per annum. The bank borrowing from BEA was recorded as short-term liability as of September 30, 2015, as it matures within 12 months. On June 24, 2016, the term loan was extended to June 24, 2017 with an interest rate of 3.00% per annum, subject to adjustment each quarter.

The facility was secured by a term deposit of RMB103.6 million (US$15,577) provided by Champion Technology, which was extended to July 23, 2017 and recorded as “restricted cash” on balance sheet as of September 30, 2016.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

15.	BANK BORROWING - continued

On December 23, 2016, the loan agreement under the Revolving Term Loan Facility with BEA was terminated and replaced by a new loan agreement, at the amount of US$14,900, with BEA and with the same original maturity date. The loan bears interest rate at approximately 1.997%, subject to adjustment each quarter. In connection with the new loan agreement, an additional term deposit of RMB11.6 million (US$1,738) was made. US$15,000 of the facility was drawn down on December 23, 2016 at approximately 1.997% interest rate, subject to adjustment each quarter, for a term of 12 months. The facility was secured by a term deposit of RMB116.7 million (US$17,540) provided by Champion Technology, and recorded as “restricted cash” on balance sheet as of September 30, 2017.

On November 17, 2017, the loan agreement under the Revolving Term Loan Facility with BEA was terminated and replaced by a new loan agreement, at a total facility of US$40,000, with Hang Seng Bank. On December 18, 2017, US$20,100 of the facility was drawn down at approximately 2.82% interest rate, subject to adjustment each quarter, for a term of 12 months. The facility was secured by a term deposit of RMB134.7 million (US$20,246) provided by Champion Technology. On January 5, 2017, US$15,200 of the facility was drawn down at approximately 2.91% interest rate, subject to adjustment each quarter, for a term of 12 months. The facility was secured by a term deposit of RMB101.8 million (US$15,301) provided by Champion Technology.

On July 19, 2017, Zhengbao Yucai and Baoshang Bank Co., Ltd Beijing Branch (“BSB”) entered into a loan agreement. Under the agreement, Zhengbao Yucai would draw down RMB132.6 million (US$19,930) from BSB for the purpose of acquiring 80% of NetinNet’s equity interest from Champion Technology. Refer to Note 22 for details regarding Zhengbao Yucai’s restructuring. The loan between Zhengbao Yucai and BSB is effective from July 21, 2017 to July 20, 2020, with an annual interest rate of 11%. On July 21, 2017, Zhengbao Yucai and BSB signed an equity pledge agreement, pursuant to which Zhengbao Yucai agreed to provide a pledge of 80% of equity interest of NetinNet held by Zhengbao Yucai to secure the loan. The loan was drawn down on July 21, 2017. The long-term debt as of September 30, 2017, is as follows: RMB50 million (US$7,515) in 2018 and RMB82.6 million (US$12,415) in 2019.

The fair value of the bank borrowing with BEA was US$15,503 and US$29,947 as of September 30, 2016 and 2017, respectively. The fair value of the long-term bank borrowing was nil and US$19,930 as of September 30, 2016 and 2017, respectively. The recorded value of the bank borrowings approximate their fair values, as interest rates approximate market rates. The fair values of bank borrowing are determined based on the present value of the debt using market interest rates. The borrowings are categorized in Level 2 of the fair value hierarchy.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

16.	RELATED-PARTY TRANSACTION

The Group had the following significant balance and transaction with a related party:

As of September 30, 2017, the amount due to a related party represented a temporarily non-interest bearing loan provided by Mr. Zhengdong Zhu, the chairman and the chief executive officer of the Group, to support the short term cash flow needs of the Company. The total amount of the loan provided by him was US$7,340 for the year ended September 30, 2017. The outstanding loan of US$1,648, as of September 30, 2017, was completely paid off by October 9, 2017. The Company acquired an additional loan from another bank to further support its operation, please refer to Note 15 for the disclosure of the loan.

17.	ORDINARY SHARES

On August 18, 2015, the Board of Directors approved a share repurchase program which authorized the Company to repurchase up to US$10,000 of its issued and outstanding American Depositary Shares (“ADSs”) during a one-year period from August 18, 2015 to August 17, 2016. On November 11, 2015, the Board of Directors approved an increase to the share repurchase authorization of an additional US$10,000 to a total of US$20,000. On February 24, 2016, the Board of Directors approved to increase the size of the share repurchase program from US$20,000 to US$40,000. During the years ended September 30, 2015, 2016 and 2017, the Company repurchased 1,137,236 shares, 11,326,460 shares and nil shares at total considerations of US$3,333, US$36,760 and nil respectively. Such shares were immediately canceled after the repurchase.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were US$24,071 and US$31,555, as of September 30, 2016 and 2017, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

The United States

DL Education was established in the United States and is inactive in the years ended September 30, 2016 and 2017. It was deregistered in the year 2017. Therefore there is no income that is subject to the U.S. federal income taxes and state income taxes.

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

Since 2008, Beijing Champion and Champion Technology qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law, and therefore, were entitled to preferential income tax rates. In October 2011, October 2014 and October 2017, Beijing Champion and Champion Technology renewed the HNTE qualification, and therefore, were continually entitled to the preferential income tax rate of 15% through 2019. As a result, the Group applied 15% to determine the tax liabilities for these two entities.

Since 2012, Zhengbao Yucai obtained HNTE qualification and was entitled to preferential income tax rate of 15%. In December 2015, Zhengbao Yucai renewed the HNTE qualification, and therefore was continually entitled to the preferential income tax rate in years 2015 through 2017.

NetinNet renewed its HNTE Status in September 2017 and therefore was continually entitled to the preferential income tax rate of 15% in years 2017 through 2019.

Nanjing Training School, Chuang Qingchun and Xidong Information Technology were qualified as “small-scaled minimal profit enterprise” under the EIT Law and were entitled to preferential income tax rate of 20% in year 2017.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China - continued

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK

Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that CDEL Hong Kong qualifies for the 5% withholding tax rate. CDEL Hong Kong’s deferred tax liabilities related to potential withholding tax were US$2,210 and US$2,801 as of September 30, 2016 and 2017, respectively, on the undistributed earnings from its investment in the PRC entities generated after January 1, 2008. The related income tax expenses were US$453, US$481 and US$591 for the years ended September 30, 2015, 2016 and 2017, respectively.

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2011 to 2016 remain subject to examination by the tax authorities and US$437 was reversed for the unpaid tax liability that was accrued before 2011 tax year.

Income before income taxes consisted of:

	Years ended September 30,
	2015	2016	2017
	US$	US$	US$
Non - PRC	(2,381)	(1,929)	(4,204)
PRC	32,828	34,581	25,245

	30,447	32,652	21,041

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Years ended September 30,
	2015	2016	2017
	US$	US$	US$
Current tax expense	4,798	5,799	5,344
Deferred tax expense (benefit)	1,076	351	(724)

	5,874	6,150	4,620

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended September 30,
	2015	2016	2017
	US$	US$	US$
Income before taxes	30,447	32,652	21,041

Income tax expense computed at applicable tax rates of 25%	7,612	8,162	5,260
Effect of different tax rates in different jurisdictions	614	413	988
Non-deductible expenses	120	670	933
Effect of tax holidays	(3,001)	(3,464)	(2,812)
Effect of valuation allowances	59	164	116
Withholding tax on undistributed earnings	507	574	572
Income tax reversal	(37)	(369)	(437)

	5,874	6,150	4,620

Effective income tax rate	19.29%	18.83%	21.96%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years ended September 30,
	2015	2016	2017
	US$	US$	US$
The aggregate amount of tax holidays	3,001	3,464	2,812

The aggregate effect on basic and diluted net income per share:
- Basic	0.02	0.03	0.02

- Diluted	0.02	0.03	0.02

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of September 30,
	2016	2017
	US$	US$
Current deferred tax assets
Payroll payable	814	—
Advertisement expenses	—	137
Impairment loss from a long-term investment	—	170
Accrued expenses	621	877
Allowance for doubtful accounts	185	465
Net operating loss carry-forwards	76	215

Total current deferred tax assets	1,696	1,864
Less: valuation allowance	(20)	(210)

Current deferred tax assets, net	1,676	1,654

Non-current deferred tax assets
Intangible assets	8	1
Property, plant and equipment	123	119
Net operating loss carry-forwards	489	1,513

Total non-current deferred tax assets	620	1,633
Less: valuation allowance	(484)	(414)

Non-current deferred tax assets, net	136	1,219

Non-current deferred tax liabilities
Intangible assets	1,757	1,491
Withholding tax on undistributed earnings	2,210	2,801
Unrealized gain on available-for-sale investments	—	26

Total non-current deferred tax liabilities	3,967	4,318

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China - continued

As a result of the Group’s assessment of its tax positions, the unrecognized tax benefit related to transfer price position prior to the year 2009 was recorded at US$171, US$163 and US$163 as of September 30, 2015, 2016 and 2017, respectively. The subsequent changes of the unrecognized tax benefit were due to foreign currency adjustment.

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance - September 30, 2015	171
Foreign currency adjustment	(8)

Balance - September 30, 2016	163
Foreign currency adjustment	—

Balance - September 30, 2017	163

The Group does not anticipate any significant change in unrecognized tax benefits within 12 months from September 30, 2017.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

20.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$6,432, US$7,113 and US$8,591 for the years ended September 30, 2015, 2016 and 2017, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the consolidated statements of operations as incurred. The total amounts for such employee benefits were US$3, US$3 and US$3 for the years ended September 30, 2015, 2016 and 2017, respectively.

21.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices, servers and bandwidth with initial terms of one-year or longer consisted of the following at September 30, 2017:

US$
Years ending September 30, 2018	3,861
2019	1,117
2020	815
2021	6
2022 and thereafter	—

5,799

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended September 30, 2015, 2016 and 2017, total rental expenses for all operating leases amounted to US$6,955, US$6,857 and US$6,607, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

21.	COMMITMENTS AND CONTINGENCIES - continued

Legal contingencies

The group is a party in potential claims arising in the ordinary course of business. The Group does not believe that the resolution of these matters will have a material effect on its financial position or results of operations.

Assets pledged as security for bank borrowing

As disclosed in Note 15, on December 23, 2016, the Company entered into two loan agreements for a total of US$29,947 term loan facility. The facility was secured by term deposits of RMB231.9 million (US$34,855) provided by Champion Technology, which was recorded as “restricted cash” on the consolidated balance sheet as of September 30, 2017.

22.	NONCONTROLLING INTERESTS

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

The following table presents the changes in the Company’s noncontrolling interests during the years ended September 30, 2015, 2016 and 2017.

	Zhengbao Yucai	NetinNet	Total
	US$	US$	US$
Balance as of September 30, 2015	—	—	—
Capital contribution from noncontrolling interest shareholders	4,824	—	4,824
Noncontrolling interest shareholders resulting from the acquisition of NetinNet	—	6,533	6,533
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	(69)	(173)	(242)
Gain (loss) attributed to noncontrolling interest shareholders	226	(105)	121

Balance as of September 30, 2016	4,981	6,255	11,236

Capital contribution from noncontrolling interest shareholders	11,074		11,074
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	362	24	386
Gain attributed to noncontrolling interest shareholders	494	839	1,333

Balance as of September 30, 2017	16,911	7,118	24,029

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

22.	NONCONTROLLING INTERESTS - continued

In January 2016, the Group sold a 39.94% ownership of Zhengbao Yucai to a limited partnership entity, Beijing Champion Tongxin Management Consulting LLP (“Tongxin”), for a cash consideration of US$4,824. Mr. Zhengdong Zhu, holds 53.11% interest of the partnership and serves as a co-general partner. All the partners in Tongxin are employees of the Group. The entire cash consideration was fully paid by the investors as of September 30, 2016. As the Group retained control over Zhengbao Yucai subsequent to the above transactions, the disposal was accounted as an equity transaction in the Group’s consolidated financial statements. Subsequent to the transaction, the Group’s interest over Zhengbao Yucai was diluted to 60.06% as of September 30, 2016.

On December 8, 2016, Zhengbao Yucai submitted a revised share issuance plan (“Revised Plan”) to China’s New Third Board. Under the Revised Plan, Zhengbao Yucai proposed to issue no more than 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance, at a price of RMB1.99 per common share. Total fund raised by the share issuance were RMB83.3 million (US$11,900). Pursuant to the Revised Plan, Mr. Zhengdong Zhu, chairman and CEO of the Group, and Mr. Liankui Hu, an independent director of the Group, subscribed 63.8% and 24.6%, respectively, of the total shares issued. The share issuance plan was completed in March 2017. Immediately following the share issuance, the equity interest of the Group in Zhengbao Yucai was reduced from 60.1% to 35.8%. The Group recognized an increase of US$1,090 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of Zhengbao Yucai.

Mr. Zhengdong Zhu, Mr. Liankui Hu, and a partnership, in which Mr. Zhengdong Zhu holds a majority interest, collectively have a combined equity interest in Zhengbao Yucai of 59.5%. Mr. Zhengdong Zhu, Mr. Liankui Hu, and the partnership, therefore, entered into an acting-in-concert agreement with a wholly-owned subsidiary of the Company, Champion Technology, through which the Group holds its shares in Zhengbao Yucai. In the event of dispute amongst these parties, Champion Technology remains the ultimate decision maker. As a result of the agreement, the Company continues to consolidate Zhengbao Yucai.

The schedule below discloses the effect of change in the Company’s ownership interest in Zhengbao Yucai on the Company’s equity:

	Years ended September 30,
	2015	2016	2017
	US$	US$	US$
Net income attributable to China Distance Education Holdings Limited	24,573	26,290	14,935
Transfers (to) from noncontrolling interest:
Increase in China Distance Education Holdings Limited additional paid-in capital resulting from subscription of common shares of Zhengbao Yucai	—	—	1,090

Changes from net income attributable to China Distance Education Holdings
Limited’s shareholders and transfer from noncontrolling interests	24,573	26,290	16,025

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

22.	NONCONTROLLING INTERESTS - continued

In May 2016, the Group acquired an 80% of equity interest in NetinNet. The noncontrolling interest of 20% equity interest over NetinNet has been included in the consolidated financial statements as of September 30, 2016.

On March 29, 2017, Champion Technology entered into a definitive agreement to sell its 80% equity interest in NetinNet to its controlled associate company, Zhengbao Yucai, for a total cash consideration of RMB221 million (US$33,217). The restructuring was considered a transaction under common control and has been approved by the board of directors of Champion Technology and NetinNet. No gain/loss is recorded from this restructuring.

On July 13, 2017, NetinNet has completed its Industrial and Commercial Alteration Registration and met the requirements for restructuring. After the restructuring, the corporate structure has changed such that NetinNet became the subsidiary of Zhengbao Yucai. Immediately after the restructuring, Zhengbao Yucai owns 80% of NetinNet and accounts for the shareholding of NetinNet on a consolidated basis. As a result, NetinNet continues to be consolidated within the Company through Zhengbao Yucai.

23.	SEGMENT REPORTING

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews U.S. GAAP financial information of its operating segments when making decisions about allocating resources and assessing the performance of the Group. Upon the acquisition of NetinNet in the year ended September 30, 2016, NetinNet became one operating segment. As a result, the Group determined that for the year ended September 30, 2016 and 2017, the Group operated in three operating segments namely the online education services, business start-up training services and the sale of learning simulation software. The changes in reportable segments were reflected in the historical period.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

23.	SEGMENT REPORTING - continued

	Year ended September 30, 2016
	2015	2016	2017
	US$	US$	US$
Net revenues	108,177	117,548	130,988
Online education services	104,487	110,137	114,190
Business start-up training services	3,690	4,375	5,276
Sale of learning simulation software	—	3,036	11,522

Operating costs and expenses:
Cost of sales	(44,343)	(48,334)	(57,412)
Online education services	(42,993)	(44,473)	(50,168)
Business start-up training services	(1,350)	(1,915)	(2,069)
Sale of learning simulation software	—	(1,946)	(5,175)
Selling and marketing	(24,186)	(24,517)	(34,910)
Online education services	(23,589)	(22,556)	(30,696)
Business start-up training services	(597)	(688)	(869)
Sale of learning simulation software	—	(1,273)	(3,345)
General and administrative	(9,986)	(13,525)	(15,955)
Online education services	(9,813)	(12,049)	(12,890)
Business start-up training services	(173)	(776)	(1,034)
Sale of learning simulation software	—	(700)	(2,031)
Unallocated corporate expenses	(3,225)	(3,253)	(3,513)

Total operating costs and expenses	(81,740)	(89,629)	(111,790)
Online education services	(76,395)	(79,078)	(93,754)
Business start-up training services	(2,120)	(3,379)	(3,972)
Sale of learning simulation software	—	(3,919)	(10,551)
Unallocated corporate expenses	(3,225)	(3,253)	(3,513)

Other operating income	224	806	1,912
Online education services	224	570	184
Business start-up training services	—	2	91
Sale of learning simulation software	—	234	1,637

Operating income (loss)	26,661	28,725	21,110
Online education services	28,316	31,629	20,620
Business start-up training services	1,570	998	1,395
Sale of learning simulation software	—	(649)	2,608
Unallocated corporate expenses	(3,225)	(3,253)	(3,513)

Segment assets	174,120	148,920	224,551
Online education services	166,250	93,609	133,836
Business start-up training services	7,870	13,262	45,569
Sale of learning simulation software	—	42,049	45,146

Total assets	174,120	148,920	224,551

Amortization and depreciation	2,471	3,639	4,790
Online education services	2,388	2,792	3,001
Business start-up training services	83	60	36
Sale of learning simulation software	—	787	1,753

Loss from equity method investment	—	(91)	(153)
Online education services	—	(91)	(153)
Business start-up training services		—	—
Sale of learning simulation software		—	—

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

24.	NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Years ended September 30,
	2015	2016	2017
	US$	US$	US$
Numerator:
Net income	24,573	26,290	14,935
- allocated to ordinary share - basic	24,485	26,184	14,891
- allocated to nonvested restricted share - basic	88	106	44

Denominator:
Weighted average number of ordinary shares outstanding	142,720,838	136,497,929	131,432,211
Weighted average number of nonvested restricted share	512,833	555,489	400,644
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	534,319	1,412,526	1,370,400

Weighted average ordinary shares outstanding used in computing diluted net income per share	143,767,990	138,465,944	133,203,255

Basic net income per share	0.17	0.19	0.11

Basic net income per nonvested restricted share	0.17	0.19	0.11

Diluted net income per share	0.17	0.19	0.11

Diluted net income per nonvested restricted share	0.17	0.19	0.11

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN

Share options

On April 18, 2008, the Company’s shareholders approved the “China Distance Education Holdings Limited Share Incentive Plan” (the “Prior Plan”), which permits the grant of share options and shares to its employees and non-employees (the “Participants”). The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the “Participants” under the Prior Plan should not exceed 11,652,556 ordinary shares of par value US$0.0001 per share. On July 2, 2008, the Company’s shareholders approved the “China Distance Education Holdings Limited 2008 Performance Incentive Plan” (the “New Plan”). Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is equal to 5% of the total number of ordinary shares issued and outstanding as of August 4, 2008, plus an automatic annual increase on October 1 of each calendar year commencing with October 1, 2008, by an amount equal to the lesser of (i) 1%, 2% amended on November 28, 2017, of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) such number of ordinary shares as may be determined by the Company’s board of directors, or (iii) 2,850,000 ordinary shares, as amended on November 28, 2017. The purpose of these share incentive plans is to promote the success of the Company and the interests of its shareholders by providing a means through which the Company may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of recipients with those of the Company’s shareholders generally. The Prior Plan will expire on April 17, 2018. The New Plan will expire on the tenth anniversary date of August 4, 2008. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those option awards generally vest within 4 years of continuous service and have 10-year contractual terms. Share awards generally vest for 1 year.

On November 18, 2014, the Company’s board of directors approved to grant to certain employees 2,800,000 share options for an exercise price per share at US$3.74. These options shall vest subject to a four-year vesting schedule with 25% vesting in each year.

On August 23, 2017, the Company’s board of directors approved the modification of the exercise price of options granted on November 18, 2014 under Employee Stock Ownership Plan (“ESOP”). The exercise price was modified from US$3.32 to US$1.81 per share, which was determined by the closing price of New York Stock Exchange (“NYSE”) on the approval day. The Group used binomial option pricing model to measure the fair value of the incremental compensation cost, which is the excess of the fair-value-based measure of the modified award on the date of modification over the fair-value-based measure of the original award immediately before the modification. The incremental fair-value-based measure was recorded as compensation cost on the date of modification for vested awards and over the remaining service vesting period for unvested awards.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Share options - continued

A summary of option activity as of September 30, 2015, 2016 and 2017, and changes during the years ended September 30, 2015, 2016 and 2017 are presented below:

Share option granted to employees and non-executive directors	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, September 30, 2014	484,000	US$	0.35	5.73	1,528
Granted	2,800,000	US$	3.74	9.14
Exercised	(121,024)	US$	0.15
Forfeited	(599,376)	US$	3.22

Outstanding, September 30, 2015	2,563,600	US$	3.36	8.69	—

Exercised	(456,000)	US$	3.54
Forfeited	(24,000)	US$	3.49

Outstanding, September 30, 2016	2,083,600	US$	2.86	7.55	765

Exercised	—		—
Forfeited	(58,000)	US$	3.32

Outstanding, September 30, 2017	2,025,600	US$	2.85	6.53	—

Expected to vest, September 30, 2017	1,080,000	US$	3.32	7.14	—

Exercisable at September 30, 2017	945,600	US$	2.32	5.84	—

A summary of the activities of the share option granted to non-employees as of September 30, 2015, 2016 and 2017, and changes during the years ended September 30, 2015, 2016 and 2017 are presented below:

Share option granted to non-employees	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, September 30, 2014	128,200	US$	0.35	3.55	405
Exercised	(2,900)	US$	0.18

Outstanding, September 30, 2015	125,300	US$	0.15	2.55	382

Exercised	(68,300)		—

Outstanding, September 30, 2016	57,000		—	1.55	184

Exercised	—		—

Outstanding, September 30, 2017	57,000		—	0.55	96

Exercisable at September 30, 2017	57,000		—	0.55	96

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Share options - continued

The Company declared a cash dividend of US$0.20, US$0.225 and US$0.1125 per ordinary share on its outstanding shares to shareholders on the record date in the years ended September 30, 2015, 2016 and 2017, respectively. Please refer to Note 26 for the disclosure of cash dividend. According to the terms of the Prior and New Plan, the exercise price was duly reduced the exercise price of all the outstanding options, subjected to the approval of the Company’s board of directors. The exercise price was reduced by US$0.20, US$0.225 and nil for all of the outstanding options on the record date in the years ended September 2015, 2016 and 2017. The change in exercise price incurred in the year of dividend declared and therefore was not reflected in the weighted-average exercise price at the beginning of the year.

The total intrinsic value of options exercised during the years ended September 30, 2015, 2016 and 2017 were US$317, US$372, and US$0, respectively. As of September 30, 2017, the unrecognized share-based compensation cost related to share options amounted to approximately US$992. This compensation cost is expected to be recognized over a weighted-average vesting period of 1.11 years.

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Nonvested restricted shares - continued

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

On December 3, 2016, the Company granted 125,000 nonvested restricted shares of the Company to its directors. These shares are restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. The restriction will be removed upon the vesting of the nonvested restricted shares on the first anniversary of the issuance day. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date value of a nonvested restricted share was US$3.03, which was determined based on the closing price of the Company’s ADSs on NYSE on December 3, 2016. This grant resulted in a total share-based compensation of US$379, which was recognized ratably over the requisite service period of one year.

A summary of the nonvested restricted shares activities for the years ended September 30, 2015, 2016 and 2017 is as follows:

	Number of Nonvested restricted shares outstanding	Weight average grant-date fair value	Aggregated intrinsic value
	US$
Nonvested restricted shares outstanding at September 30, 2014	125,000	4.58	438
Granted	667,372	3.85
Vested	(125,000)	4.58

Nonvested restricted shares outstanding at September 30, 2015	667,372	3.85	2,132

Granted	125,000	3.81
Vested	(328,389)	4.01

Nonvested restricted shares outstanding at September 30, 2016	463,983	3.72	1,499

Granted	125,000	3.03
Vested	(260,593)	3.75

Nonvested restricted shares outstanding at September 30, 2017	328,390	3.44	551

Nonvested restricted shares expected to vest at September 30, 2017	328,390	3.44	551

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Nonvested restricted shares - continued

The total fair value of nonvested restricted shares vested during the years ended September 30, 2015, 2016 and 2017 were US$573, US$1,316 and US$977, respectively. The Company recorded share-based compensation expenses of US$921, US$992 and US$895 for the years ended September 30, 2015, 2016 and 2017, respectively. As of September 30, 2017, there was US$709 of share-based compensation related to nonvested shares that is expected to be recognized over a weighted average period of 1.2 years.

Share-based compensation expense

Total share-based compensation expense of share-based awards granted to employees, non-employees and non-executive directors recognized for the years ended September 30, 2015, 2016 and 2017 are as follows:

	As of September 30,
	2015	2016	2017
	US$	US$	US$
Cost of sales	143	162	164
General and administrative expenses	1,566	1,769	1,862
Selling expenses	74	84	85

	1,783	2,015	2,111

26.	CASH DIVIDEND

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

26.	CASH DIVIDEND - continued

On November 29, 2016, the Company approved and declared a cash dividend of US$0.1125 per ordinary share on its total 131,854,773 outstanding shares as of the close of trading on January 6, 2017, resulting in payments totaling US$14,839 to shareholders. Such dividend was recorded as a reduction against retained earnings.

27.	SUBSEQUENT EVENTS

(1)	On October 16, 2017, the Group signed an equity transfer and capital contribution agreement with the shareholders of Jiangsu Zhengbao Asset Financial Advisory Co., Ltd (“Jiangsu Asset”), formerly known as Nanjing Xin Asset Financial Advisory Co., Ltd. According to the agreement, the Group is entitled to acquire a total of 80% of Jiangsu Asset’s equity interest at the purchase consideration of RMB 40 million (US$6,012).

(2)	In November 2017, the Group entered into a capital contribution agreement with Chongqing Moses Robots Co., Ltd.(“Chongqing Moses Robots”), an industrial automation solution provider, and its shareholders to purchase 10.0% equity interest in Chongqing Moses Robots at a consideration of RMB10.0 million (US$1,503).

(3)	On November 28, 2017, the Company approved and declared a special cash dividend of US$0.1125 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on January 12, 2018. Holders of ADS, each representing four ordinary shares of the Company, are accordingly entitled to the cash dividend of US$0.45 per ADS.

(4)	In December 2017, the Group signed a letter of intent with a construction company to purchase an office building, with an office space of approximately 15,800 square meters, in consideration of approximately RMB99.3 million (US$14,920).

(5)	In December 2017, the Group entered into a share transfer agreement with certain shareholder of Beijing teacheredu.cn Science & Technology Co., Ltd (“Beijing teacheredu”), a platform specialized in teacher’s continuing education, to purchase 14.545% equity interest in Beijing teacheredu, at the consideration of RMB80.0 million (US$12,024).

(6)	In December 2017, the Group entered into a partnership agreement with certain parties that subscribed for 40% interest in Beijing Taixing #1 Investment Management Centre (LP) (“Beijing Taixing #1 LP”), for a consideration of RMB10.0 million (US$1,503). Beijing Taixing #1 LP is a limited partnership engaged in preschool education investment.

(7)	On January 17, 2018, the Company granted 343,600 nonvested restricted shares to executive directors, officers and employees under the New Plan. These nonvested restricted shares are subject to a two-year vesting period with four substantially equal semi-annual installments.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	As of September 30,
	2016	2017
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	1,685	6,021
Prepayment and other current assets	283	271
Amount due from subsidiaries	9,009	10,272

Total current assets	10,977	16,564

Non-current assets
Long-term investment	—	911
Investment in subsidiaries	132,150	150,935

Total non-current assets	132,150	151,846

Total assets	143,127	168,410

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other liabilities	258	1,521
Amount due to subsidiaries	82,082	88,141
Bank borrowing	15,551	29,965

Total current liabilities	97,891	119,627

Total liabilities	97,891	119,627

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 131,729,773 and 131,854,773 shares issued and outstanding at September 30, 2016 and 2017, respectively)	13	13
Additional paid-in capital	15,697	19,097
Accumulated other comprehensive loss	(3,418)	(3,367)
Retained earnings	32,944	33,040

Total equity	45,236	48,783

Total liabilities and equity	143,127	168,410

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share data and per share data)

	For the years ended September 30,
	2015	2016	2017
	US$	US$	US$
Cost of sales	(143)	(162)	(164)
Selling expenses	(74)	(84)	(85)
General and administrative expenses	(2,540)	(2,591)	(3,250)

Operating loss	(2,757)	(2,837)	(3,499)
Equity in income of subsidiaries and variable interest entities	26,910	27,902	19,287
Interest income	31	2	1
Interest expense	(178)	(1,131)	(1,362)
Exchange gain	567	2,354	508

Net income	24,573	26,290	14,935

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share data and per share data)

	Years ended September 30,
	2015	2016	2017
	US$	US$	US$
Net income	24,573	26,290	14,935
Other comprehensive (loss)
Foreign currency translation adjustment	(3,485)	(6,153)	(122)

Total comprehensive income	21,088	20,137	14,813

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENT OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
		US$	US$	US$	US$	US$
Balance as of September 30, 2014	142,752,873	14	77,270	6,220	14,906	98,410
Net income for the year	—	—	—	—	24,573	24,573
Foreign currency translation adjustments	—	—	—	(3,485)	—	(3,485)
Repurchase of ordinary shares (Note 17)	(1,137,236)	—	(3,333)	—	—	(3,333)
Options exercised	123,924	—	18	—	—	18
Stock-based compensation expense (Note 25)	667,372	—	1,783	—	—	1,783
Dividends (Note 26)	—	—	(21,182)	—	(7,017)	(28,199)
Repayment of loan to optionees in connection with exercise of options	—	—	1,042	—	—	1,042

Balance as of September 30, 2015	142,406,933	14	55,598	2,735	32,462	90,809
Net income for the year	—	—	—	—	26,290	26,290
Foreign currency translation adjustments	—	—	—	(6,153)	—	(6,153)
Repurchase of ordinary shares (Note 17)	(11,326,460)	(1)	(21,289)	—	(15,470)	(36,760)
Options exercised	524,300	—	1,659	—	—	1,659
Stock-based compensation expense (Note 25)	125,000	—	2,015	—	—	2,015
Dividends (Note 26)	—	—	(20,800)	—	(10,338)	(31,138)
Loan to optionees in connection with exercise of options	—	—	(1,663)	—	—	(1,663)
Repayment of loan to optionees in connection with exercise of options	—	—	177	—	—	177

Balance as of September 30, 2016	131,729,773	13	15,697	(3,418)	32,944	45,236
Net income for the year	—	—	—	—	14,935	14,935
Foreign currency translation adjustments	—	—	—	(122)	—	(122)
Unrealized gain on available-for-sale investments, net of tax effect of $26	—	—	—	173	—	173
Stock-based compensation expense (Note 25)	125,000	—	2,111	—	—	2,111
Dividends (Note 26)	—	—	—		(14,839)	(14,839)
Capital contribution from noncontrolling interests	—	—	1,090	—	—	1,090
Repayment of loan to optionees in connection with exercise of options	—	—	199	—	—	199

Balance as of September 30, 2017	131,854,773	13	19,097	(3,367)	33,040	48,783

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	For the years ended September 30,
	2015	2016	2017
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	24,573	26,290	14,935
Adjustments to reconcile net income to net cash generated from operating activities:
Equity in profit of subsidiaries and variable interest entities	(26,910)	(27,902)	(19,287)
Share-based compensation	1,783	2,015	2,111
Increase (decrease) in accrued expenses and other liabilities	111	(29)	1,263
(Increase) decrease in amounts due from subsidiaries	(1,182)	(5,120)	(1,263)
Decrease(increase) in prepayments and other assets	24	(3)	12
Increase (decrease) in amounts due to a subsidiary	13,319	65,631	6,059
Increase in short-term borrowing	16,467	—	—
Exchange (gain) loss	—	(925)	553

Net cash generated from operating activities	28,185	59,957	4,383
Purchase of available-for-sale investment	—	—	(911)

Net cash used in investing activities	—	—	(911)
Repurchase of ordinary shares	(3,333)	(36,760)	—
Proceeds from share options exercised by employees	18	1,659	—
Loan to optionees in connection with exercise of options	—	(1,663)	—
Repayment of loan to optionees in connection with exercise of options	1,042	177	199
Capital contribution from noncontrolling interests	—	—	1,090
New short-term loan drawn down	—	—	14,414
Dividends paid to shareholders	(28,199)	(31,138)	(14,839)

Net cash (used in) generated from financing activities	(30,472)	(67,725)	864

Net (decrease) increase in cash and cash equivalents	(2,287)	(7,768)	4,336
Cash and cash equivalents at beginning of the year	11,740	9,453	1,685

Cash and cash equivalents at end of the year	9,453	1,685	6,021

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

The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries, VIEs and VIEs’ subsidiaries were over the 25% of the consolidated net assets of the Group as of September 30, 2017.

2.	INVESTMENTS IN SUBSIDIARIES AND VIEs

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

The Parent Company carried the investments in subsidiaries and VIEs at US$132,150 and US$150,935 at September 30, 2016 and 2017, respectively.

The Parent Company’s share of equity in income in subsidiaries and the VIEs recognized in years ended September 30, 2015, 2016 and 2017 were US$26,910, US$27,902 and US$19,287, respectively.