Form 20-F
period 2018-09-30
China Distance Education Holdings LTD
filed 2019-01-28
CIK 1438644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2018

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 133,275,521 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended September 30, 2016, 2017 and 2018 and audited consolidated balance sheet data as of September 30, 2017 and 2018.

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

•

the anticipated benefits of acquisition of Xiamen NetinNet Software Co., Ltd , or Xiamen NetinNet, Jiangsu Zhengbao Asset Financial Advisory Co., Ltd.(formerly known as Nanjing Xin Asset Financial Advisory Co., Ltd.), or Jiangsu Asset, and Beijing Ruida Chengtai Education Technology Co., Ltd., or Beijing Ruida, and other strategic investments;

•	the anticipated benefits of the respective business structures of CDEL and Zhengbao Yucai;

•	the anticipated benefits of the disposal of Beijing Champion Tax Management and Advisory Co., Ltd., or Champion Tax Advisory, or “Tax School Program”;

•	competition in the education and test preparation markets; and

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated statements of operations data for the fiscal years ended September 30, 2016, 2017 and 2018 and the selected consolidated balance sheets data as of September 30, 2017 and 2018 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended September 30, 2014 and 2015 and the selected consolidated balance sheets data as of September 30, 2014, 2015 and 2016, are derived from our audited consolidated financial statements, which are not included in this annual report. The following information should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Years Ended September 30,
	2014	2015	2016	2017	2018
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	80,545	88,657	93,923	95,503	117,026
Books and reference materials	6,392	6,873	8,067	8,980	10,213
Others	10,259	12,647	15,558	26,505	39,429
Total net revenues	97,196	108,177	117,548	130,988	166,668
Cost of sales:
Cost of services and others(5)	(35,187)	(41,043)	(43,796)	(50,540)	(78,936)
Cost of tangible goods sold	(4,616)	(3,300)	(4,538)	(6,872)	(8,947)
Total cost of sales	(39,803)	(44,343)	(48,334)	(57,412)	(87,883)
Gross profit	57,393	63,834	69,214	73,576	78,785
Operating expenses:
Selling expenses (5)	(21,445)	(24,186)	(24,517)	(34,910)	(44,717)
General and administrative expenses (5)	(11,645)	(13,211)	(16,778)	(19,468)	(21,253)
Total operating expenses	(33,090)	(37,397)	(41,295)	(54,378)	(65,970)
Change in fair value in connection with business combination	—	—	—	—	84
Other operating income	253	224	806	1,912	3,051
Operating income	24,556	26,661	28,725	21,110	15,950
Interest income (expense), net	2,673	3,049	1,465	482	(809)
Exchange gain	232	737	2,462	128	2,476
Impairment loss from long-term investments	—	—	—	(679)	(2,835)
Income before income taxes	27,461	30,447	32,652	21,041	14,782
Less: Income tax expense	(4,052)	(5,874)	(6,150)	(4,620)	(2,307)
Loss from equity method investment	—	—	(91)	(153)	(172)
Net income	23,409	24,573	26,411	16,268	12,303
Less: Net income attributable to noncontrolling interest	—	—	121	1,333	677
Net income attributable to China Distance Education Holdings Limited	23,409	24,573	26,290	14,935	11,626
Net income per ordinary share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.17	0.17	0.19	0.11	0.09
Diluted	0.17	0.17	0.19	0.11	0.09
Dividends declared per share	0.15	0.20	0.225	0.1125	0.1125

	Years Ended September 30,
	2014	2015	2016	2017	2018
	(In thousands of $, except share, per share and per ADS data)
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders (1)
Basic	0.67	0.69	0.77	0.45	0.35
Diluted	0.67	0.68	0.76	0.45	0.35
Weighted average shares used in calculating net income per share:
Basic	139,613,967	142,720,838	136,497,929	131,432,211	132,363,620
Diluted	140,497,204	143,767,990	138,465,944	133,203,255	133,117,155
Other Consolidated Financial Data:
Gross Margin (2)	59.0%	59.0%	58.9%	56.2%	47.3%
Operating Margin (3)	25.3%	24.6%	24.4%	16.1%	9.6%
Net Margin (4)	24.1%	22.7%	22.4%	11.4%	7.0%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents operating income as a percentage of net revenues.
(4)	Net margin represents net income as a percentage of net revenues.
(5)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	Years Ended September 30,
	2014	2015	2016	2017	2018
	(in thousands of $)
Cost of services and others	—	143	162	164	161
Selling expenses	—	74	84	85	80
General and administrative expenses	503	1,566	1,769	1,862	2,065
Total share-based compensation expenses	503	1,783	2,015	2,111	2,306

	As of September 30,
	2014	2015	2016	2017	2018
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	118,075	117,899	53,677	60,526	30,826
Term deposits	5,702	4,720	—	—	—
Restricted cash	16,637	16,312	15,547	34,855	51,736
Short-term investments	—	—	1,278	5,261	17,073
Long-term investments	—	—	3,079	43,631	33,837
Total assets	171,629	174,120	148,920	224,551	328,925
Short-term bank borrowings	16,583	16,467	15,551	29,965	50,975
Deferred revenue	23,423	29,563	36,332	50,506	78,194
Refundable fees	5,199	5,245	862	1,074	13,837
Long-term bank borrowing	—	—	—	19,930	12,027
Total liabilities	73,219	83,311	92,448	151,739	219,160
Total China Distance Education Holdings Limited shareholders’ equity	98,410	90,809	45,236	48,783	44,274
Total noncontrolling interest	—	—	11,236	24,029	65,491
Total liabilities and equity	171,629	174,120	148,920	224,551	328,925
Ordinary shares	14	14	13	13	13

Exchange Rate Information

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the Federal Reserve Bank of New York. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB6.8680 to $1.00, the noon buying rate in effect as of September 28, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On January 18, 2019, the noon buying rate was RMB6.7765 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Renminbi per U.S. dollars Noon Buying Rate
	Average (1)	Low	High	Period End
Fiscal year ended September 30, 2014	6.1479	6.2591	6.0402	6.1380
Fiscal year ended September 30, 2015	6.2231	6.4122	6.1107	6.3556
Fiscal year ended September 30, 2016	6.5369	6.6766	6.3180	6.6685
Fiscal year ended September 30, 2017	6.8060	6.9580	6.4773	6.6533
Fiscal year ended September 30, 2018	6.5412	6.9330	6.2649	6.8680
Most recent six months
August 2018	6.8453	6.9330	6.8018	6.8300
September 2018	6.8551	6.8880	6.8270	6.8680
October 2018	6.9191	6.9737	6.8680	6.9737
November 2018	6.9367	6.9558	6.8894	6.9558
December 2018	6.8837	6.9077	6.8343	6.8755
January 2019 (through January 18, 2019)	6.8100	6.8708	6.7532	6.7765

Source: Federal Reserve Bank of New York and U.S. Federal Reserve

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

If we are unable to continue to attract course participants to enroll in our courses, or to charge our course participants competitive but profitable fees, our revenues may decline and we may not be able to maintain profitability.

The continued success and growth of our business depends primarily on the number of enrollments in our courses and the amount of course fees that we can charge. This in turn will depend on several factors, including our ability to develop new courses and improve existing courses to respond to changes in market trends and demands of course participants, to effectively market our courses to a broader base of prospective course participants, to train and retain qualified lecturers and tutors, to develop or acquire additional high-quality educational content and to respond to competitive pressures. In addition, the expansion of our courses, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new courses, services and products or to maintain their quality and consistency, or other factors. Furthermore, we may not be able to develop and offer additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. In December 2018, we decided to dispose of 60% of our interest in “Tax School Program” to its management team because this business has not yet generated reasonable returns after several years of investments. If we are unable to continue to attract course participants to enroll in our courses, increase enrollments in our relatively new courses, or charge competitive but profitable fees, our revenues may decline and we may be unable to achieve revenue growth or maintain our profitability.

If we fail to develop and introduce new courses, services and products that meet our target course participants’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the healthcare, engineering & construction, law and other industries, as well as other forms of online and offline education. In addition to regular classes, we have also introduced, in the past few years, “elite” classes and “premium” classes within some of our most popular course offerings to better serve the needs of high-end course participants. The profitability of the elite and premium classes may be subject to risks given that the course participants enjoy refund or discount privileges if certain pre-agreed conditions are met. We also offer business start-up training courses, which are subsidized by the PRC government, the profitability of which may be subject to risks given that the subsidy we are entitled to receive from the government in certain provinces and cities may be reduced if certain stipulated conditions in the government’s subsidy policies are not met. Our acquisition of Xiamen NetinNet in May 2016 further complements our suite of learning solutions for the college market, and enables us to offer comprehensive accounting simulation-based learning content to college students aimed at enriching their learning experience and complementing traditional college teaching methods. In fiscal year 2016, we introduced employment guidance services for accounting professionals which consisted of accounting practical skills training courses and employment guidance services. Our acquisition of Jiangsu Asset in November 2017 further broadens our services to small and medium sized enterprises, or SMEs, by introducing accounting and related advisory services and provides valuable internship opportunities to students in our College Cooperation Program. Our acquisition of Beijing Ruida in July 2018 further strengthens our legal education vertical by adding a leading national legal professional qualification examination (formerly known as “national judicial examination”) preparation business to our portfolio of education services. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

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

We provide professional education and test preparation courses relating to the accounting, healthcare, engineering & construction, law and other industries. In addition, we also provide online professional continuing education courses relating to the accounting, engineering & construction, K-12 teacher and other industries. We have obtained approval and exclusive rights to offer self-taught study process monitoring programs in certain provinces and cities, to allow learners to earn up to 30% of the credits they need to obtain post-secondary self-taught education degrees. If there is any material change to the perceived difficulty, requirements or formats of examinations, courses and continuing education in our course offerings, and if we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, the demand for, and relevance of, our courses and training materials may be adversely affected, which could have an adverse impact on our financial condition and results of operations. For example, the Ministry of Justice of the People’s Republic of China, or the MOJ, published the Implementing Measures for the National Unified Legal Profession Qualification Examination, which became effective on April 28, 2018, pursuant to which China’s national judicial examination was replaced by the national unified legal professional qualification examination, or the Legal Professional Qualification Examination. Under the new exam policy, persons who enrolled in a bachelor’s degree or above from higher education institutions as legal or other majors prior to April 28, 2018 are eligible to register for the Legal Professional Qualification Examination upon completion of such bachelor’s degree or above, similar to the related exam policy in effect prior to April 28, 2018. Persons who enroll in higher education institutions after April 28, 2018 must adhere to the new exam policy in order to register for the Legal Professional Qualification Examination, which stipulates that exam registrants must either have completed (i) a bachelor’s degree or above from a higher education institution with a major in law; (ii) a bachelor’s degree from a higher education institution in any major and a Juris Master or Master of Laws degree or above; or (iii) a bachelor’s degree or above from a higher education institution in any major and three full years of legal working experience. The Legal Professional Qualification Examination shall be held once a year and consists of both an objective test and a subjective test, and only the examinees who have passed the objective test can sit for the subjective test. As a result of the exam policy change, the demand for the Legal Professional Qualification Examination related courses may be adversely affected. If we are unable to adjust our courses and training materials according to the changes in the Legal Professional Qualification Examination in a timely manner, our financial condition and results of operations could be adversely impacted.

In addition, if competent government authorities decide to cancel certain professional qualifications or certificates, our business relating to the relevant course offerings would be materially and adversely affected. For example, the PRC State Council promulgated a decision in August 2014, pursuant to which various professional qualifications or certificates, including the Registered Tax Agent, or RTA, and Certified Asset Appraiser Qualification, were cancelled or replaced with a qualification evaluation system administered by the State Council. As a result, the number of our course enrollments and, therefore, revenues generated from our course offerings for these professional qualifications or certificates were adversely affected in the fiscal year ended September 30, 2015. In November 2015, the RTA Qualification Exam was officially changed to the Tax Agent Qualification Exam and will be held during November of each year. Starting from late November 2016, the Department of Finance in certain provinces and cities suspended the Accounting Certificate Examination due to the proposed changes to the related examination policy, and such suspension adversely impacted our revenue from Accounting Certificate and accounting continuing education courses in fiscal year 2017. In December 2016, the State Council further cancelled 114 professional licenses. In September 2017, the Ministry of Human Resource and Social Security of PRC issued the Circular on Issuing the Catalog of National Occupational Qualifications and released a catalogue of 140 national occupational qualifications, prohibiting the issuance of certificates and confirmation for unlisted qualifications. In November 2017, SCNPC published the Decision of the SCNPC on Revising the “Accounting Law of the People’s Republic of China” and Other Eleven Pieces of Laws, pursuant to which the requirement of holding an Accounting Certificate to be engaged in accounting work was canceled. In conjunction with the cancellation of the Accounting Certificate, the examination policy of Elementary Accounting Professional Qualification Examination (“APQE”) was released, stating that candidates possessing a high school diploma or above degree are permitted to take the Elementary APQE instead of holding an Accounting Certificate. If there are any material changes in the professional qualification licensing and identification in our course offerings, and we are unable to address these changes in a timely manner, our revenue generated from related course offerings may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

Our business could be adversely affected if there are changes in the timing of release of examination policies.

We provide test preparation courses for participants of professional qualification examinations. The preparation period for the examination participants may vary due to changes in the timing of release of the related examination policies. For instance, in July 2016, the examination policy of the National Pharmacist Qualification Examination was released almost one month later than the release date in 2015. With the examination date remaining unchanged, the preparation period for participants in the National Pharmacist Qualification Examination was shortened from four months in 2015 to three months in 2016. As a result, the number of enrollments, and therefore, our revenue generated from the related course offerings were adversely affected. If there are any other material changes in the timing of release of examination policies in our course offerings, which result in shorter preparation periods for examination participants, the demand for related course offerings may be adversely affected, and our financial condition and results of operations could be adversely impacted.

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

The vast majority of our lecturers are academics from post-secondary educational institutions and experienced practitioners within their respective industries in China who typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. A significant portion of our legal courses are offered by Beijing Ruida lecturers who are also the founders and shareholders of Beijing Ruida. The popularity and effectiveness of our courses depend, in part, on the teaching ability of these lecturers and their reputation as skilled lecturers. Consequently, our reputation and operating results could be adversely affected if we fail to attract qualified lecturers or to maintain or improve the quality of our lectures. For example, if our lecturers fail to deliver quality lectures as a result of inadequate devotion of their time and energy to our courses or for other reasons, our business may be adversely affected. In addition, as the education industry grows and matures, we may face increasing competition from our competitors for lecturers with good reputations and effective teaching skills, and on whom we rely for delivering quality services and to maintain and promote our leading market position. Additionally, our lecturers may join our competitors or set up competing businesses after they discontinue their relationship with us, which could further adversely affect our operating results. Furthermore, China has promulgated certain regulations in November 2016 prohibiting post-secondary teachers from engaging in part-time jobs without approval from their employers and prohibiting public school teachers working in primary and secondary education institutions from engaging in part-time jobs to provide tutoring services. If our lecturers choose to, or are forced to, discontinue their relationship with us to comply with the relevant regulations, we will need to seek new lecturers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all.

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

Mr. Zhengdong Zhu, our chairman, chief executive officer and co-founder of our business, has played an important role in the growth and development of our business since its inception. To date, we have relied heavily on Mr. Zhu’s expertise in, and familiarity with, our business operations, his relationships with our employees, and his reputation in the education industry. In addition, Mr. Zhu continues to be primarily responsible for formulating our overall business strategies and spearheading the growth of our operations. If Mr. Zhu were unable or unwilling to continue in his present positions, we may not be able to easily replace him and may incur additional expenses to identify and train his successor. In addition, if Mr. Zhu were to join a competitor or form a competing business, it could severely disrupt our business and negatively affect our financial condition and results of operations. Although Mr. Zhu is subject to certain non-compete restrictions during his employment with us and for a period of two years thereafter, we cannot assure you that such restrictions will be enforced under PRC law. Moreover, even if the departure of Mr. Zhu from our company would not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that his departure could severely damage our business and operations and could negatively affect investor confidence in us, which may cause the market price of our ADS to decline. We do not maintain key man insurance on Mr. Zhu.

Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of our outstanding shares and, as a result, he has significantly greater influence over us and our corporate actions relative to our public shareholders and his interests may not be aligned with the interests of other shareholders.

As of December 31, 2018, our co-founder and chief executive officer, Mr. Zhu, beneficially owned 52,965,389 ordinary shares or approximately 39.46% of our outstanding ordinary shares. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of most corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, businesses, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of interest in our controlled company, Zhengbao Yucai, and, as a result, he has significantly greater influence over Zhengbao Yucai and its corporate actions relative to us and his interests may not be aligned with our interests.

In March 2017, Zhengbao Yucai completed its previously announced share issuance plan. Under the plan, Zhengbao Yucai issued 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance. Immediately following the share issuance, our equity interest in Zhengbao Yucai was reduced from 60.1% to 35.8%. Mr. Zhengdong Zhu, our chairman and CEO, subscribed for 63.8% of such total shares, as a result of which Mr. Zhengdong Zhu beneficially holds 38.4% equity interest in Zhengbao Yucai and thus has greater influence over Zhengbao Yucai. Mr. Zhu has significant influence in determining the outcome of most corporate transactions or other matters submitted to shareholders of Zhengbao Yucai for approval, including mergers, consolidations and the sale of all or substantially all of its assets, businesses, election of directors and other significant corporate actions.

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

We face competition from providers of traditional offline education, training and test preparation services, and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation market. Although online education is increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally more widely accepted. We therefore compete with traditional offline educational institutions and training centers in the various disciplines in which we offer courses. As most of our courses are conducted solely online, if the preference for traditional forms of education and training persists or increases, we may not be able to compete effectively with competitors engaging in traditional forms of education and training. In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the international competitors’ technology and experience developed in their home markets. Starting from fiscal year 2017, we offer offline courses of APQE and CPA Qualification Examination to the general public. Therefore, we also face competition directly from traditional offline educational institutions and training centers offering these offline courses.

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

We have experienced seasonality in revenues from online education services primarily due to seasonal changes in course enrollments and the timing of various exams. As the majority of our course participants take non-refundable courses relating to the main professional exams, which are typically held in May, September and October, we typically experience higher revenues from online education services in the second half of each fiscal year. Additionally, as the majority of our course participants for professional continuing education courses take such courses in the second half of the calendar year, we typically experience higher professional continuing education revenues during the quarters ending September 30 and December 31 of each fiscal year. We have also experienced seasonality in revenues since our acquisition of Xiamen NetinNet in May 2016. Xiamen NetinNet typically experiences higher revenues from the sale of learning simulation software during the quarters ending September 30 and December 31 of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. We also expect to experience additional seasonality in revenues since our acquisition of Beijing Ruida in July 2018. Beijing Ruida typically experiences higher revenues from legal education services and products in the second half of each fiscal year. Furthermore, our revenues may be significantly affected by the timing of various exams. For example, the 2015 CPA Qualification Exam, which was originally held in September, was postponed to October 2015. As a result, deferred revenue relating to such exam was not fully recognized in fiscal year 2015, but was recognized over a longer period of time through October 2015. In addition, as the mix of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become even more pronounced. For more details, see “Item 4.B. Business Overview — Seasonality.”

Higher labor costs, inflation and implementation of stricter labor laws in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of social development and increasing inflation in China. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0% and 1.6% in 2016 and 2017, respectively. The average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our course participants by increasing prices for our services or improving the utilization of our teachers and our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigations, our business and profitability may be adversely affected.

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

The internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. We transmit and store over our systems confidential and private information of our course participants such as personal information, including names, identity card numbers, user IDs and passwords, telephone numbers and correspondence addresses, and payment or transaction related information.

We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our course participants, which is also essential to maintain their confidence in our online products and services. We have deployed hardware-software combined measures to protect information security. However, advances in technology, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in a compromise or breach of the measures that we use. On December 28, 2012, the Standing Committee of the National People’s Congress (“SCNPC”) promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the Internet. The Information Protection Decision provides that Internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. In addition, Internet content providers can collect and use the user’s personal information only with the consent of users and only within the scope of such consent. On July 16, 2013, China’s Ministry of Industry and Information Technology, or MIIT, promulgated the Provisions on the Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as the information that can be used individually or in combination with other information to identify the users, including but not limited to the name, birth date, ID No., address, telephone number and account number and the information about when and where the user uses such telecommunication and internet service. On November 7, 2016, the SCNPC promulgated the PRC Cyber Security Law, which took effect on June 1, 2017. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities; and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. However, the effect of these laws on curbing hacking and other illegal online activities still remains to be seen. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our course participants, subject us to penalties imposed by administrative authorities, and disrupt our operations. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

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

We adopted our Share Incentive Plan in April 2008, or the Prior Plan, under which we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2018. We adopted in July 2008, and amended and restated in February 2009, May 2012, and November 2017, respectively, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 28,914,209 ordinary shares as of September 30, 2018, plus an automatic annual adjustment. Pursuant to the New Plan, we had granted options for the purchase of a total of 5,962,500 ordinary shares, and issued 1,893,115 restricted shares, to selected directors, officers and employees as of September 30, 2018. In addition, we have reduced the exercise price of certain options under our Prior and New Plans in the past, and in the fiscal year ended September 30, 2018. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Restricted Shares and Share Incentive Plan.” In connection with the share options we granted and restricted shares we issued, we incurred $2.0 million, $2.1 million and $2.3 million of share-based compensation expenses in the fiscal years ended September 30, 2016, 2017 and 2018, respectively. The expenses associated with options granted and restricted shares issued under the share incentive plans may continue to impact our future results of operations. In addition, if we grant additional options, restricted shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders.

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

In addition, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include, for example, mergers and acquisitions, our sales performance, ability to control costs and expenses, and choice of financing arrangements. Any changes in the significant factors affecting our revenues from education services may cause material fluctuations in our cash generated from operations. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Overview — Specific Factors Affecting Our Results of Operations” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or customer prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. In addition, convertible debt securities would incur significant interest expense. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of companies which primarily provide professional education and test preparation courses;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in Internet, educational services and professional training services companies;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

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

We have historically complemented our organic growth through the selective acquisition of complementary businesses, assets, products or technology, or the formation of joint ventures, and we may continue to do so in the future. For example, in May 2016, we acquired 80% equity interest in Xiamen NetinNet, which complements our suite of learning solutions for the college market, and enables us to offer comprehensive accounting simulation-based learning content to college students aimed at enriching their learning experience and complementing traditional college teaching methods. In November 2017, we acquired 80% equity interest in Jiangsu Asset, which broadens our services to SMEs by introducing accounting and related advisory services and provides valuable internship opportunities to students in our College Cooperation Program. In September 2017 and July 2018, we acquired 40% and 11% equity interest in Beijing Ruida, respectively, bringing our total equity interest in Beijing Ruida to 51%. The acquisition of Beijing Ruida further strengthens our legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to our portfolio of education services. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. Consummation of acquisitions and the subsequent integration of new assets and businesses into our own could also be costly and require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect and may even result in us suffering losses. Moreover, completions of acquisitions are typically subject to various approval processes. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay. Furthermore, acquisitions or joint ventures could result in the use of substantial amounts of cash, potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, the incurrence of significant goodwill, intangible assets and other long-term assets, impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

The listing and share issuance of Zhengbao Yucai on the New Third Board and its subsequent restructuring may not realize the anticipated benefits of such actions, and Zhengbao Yucai’s operation as a listed company may result in distraction of CDEL management. Even if Zhengbao Yucai remains our consolidated entity after the listing and the consummation of the share issuance plan and restructuring, the ownership interest of our ADS holders in the earnings of Zhengbao Yucai’s and Xiamen NetinNet’s operations could be further diluted, depending on the amount of funds raised, the returns on those funds and the manner in which those funds are raised (debt or equity) in the future. In addition, volatility in the trading price of our ADSs may increase due to events more specifically impacting Zhengbao Yucai’s share trading price and operations.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), has adopted rules requiring every public company to include a report from management on the effectiveness of such companies’ internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to our annual report on Form 20-F for the fiscal year ended September 30, 2018.

Our management has concluded that our internal control over financial reporting was effective as of September 30, 2018. Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of September 30, 2018. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% equity interest in any entity conducting value-added telecommunications services with a few exceptions in the PRC.

Because we are a Cayman Islands company and we hold the equity interests of our PRC subsidiaries indirectly through China Distance Education Limited, a Hong Kong company, or CDEL Hong Kong and China Healthcare Education Limited, a Hong Kong company, or China Healthcare Education, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among CDEL Hong Kong, our three PRC subsidiaries, Beijing Champion Distance Education Technology Co., Ltd., or Champion Technology; Beijing Champion Education Technology Co., Ltd., or Champion Education Technology; and Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., or Zhongxi Healthcare Education; our affiliated PRC entities, Beijing Champion and Champion Healthcare Education, and their respective shareholders. Each of Beijing Champion and Champion Healthcare Education is a PRC limited liability company 79% owned by Zhengdong Zhu, our chairman and chief executive officer and a major shareholder, and 21% owned by Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. Beijing Champion holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of MIIT, which allows Beijing Champion to provide Internet content distribution services. Each of Beijing Caikaowang Company Limited, or Caikaowang, Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge, and Beijing Ruida, holds an ICP license issued by the Beijing Telecommunications Administration Bureau. In addition, Beijing Champion holds a Permit of Internet Cultural Activities issued by the Beijing Municipal Bureau of Culture, which permits Beijing Champion to engage in production and dissemination of musical and entertainment products and animated products through the Internet. The ICP licenses and other approvals held by Beijing Champion and its subsidiaries are essential to the operation of our business.

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

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of law. For example, on July 13, 2006, MIIT issued the Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Notice. The MIIT Notice prohibits a domestic telecommunications service provider from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in China. According to the MIIT Notice, either the holder of a value-added telecommunications service license or its shareholders must directly own the domain names and registered trademarks used by such license holder in its provision of value-added telecommunications services. The MIIT Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In order to comply with the MIIT Notice, we have transferred all domain names and registered trademarks that are primarily used in connection with our online business activities from Champion Technology to Beijing Champion.

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

The private education industry is subject to regulations in various aspects. Relevant rules and regulations could be amended or updated from time to time to accommodate the development of PRC education, in particular, the private education markets. For instance, the Law for Promoting Private Education of the PRC was promulgated in June 2013, and was further amended in November 2016 which became effective on September 1, 2017 (“the Amendment”). According to the Amendment, private schools can be established as for-profit private schools or non-profit private schools, with the exception of schools that provide compulsory education, which can only be established as non-profit private schools. In addition, pursuant to the Amendment, (i) school sponsors of for-profit private schools are allowed to receive the operating profits of the schools while the school sponsors of non-profit private schools are not permitted to do so; (ii) non-profit private schools shall enjoy the same preferential tax and supply of land treatment as public schools while for-profit private schools shall enjoy the preferential tax and supply of land treatment as stipulated by the government; and (iii) for-profit private schools have the discretion to determine the amount of fees to charge by taking into consideration various factors such as the school operating costs and market demand, and no prior approval from government authorities is required, while non-profit private schools shall collect fees pursuant to the measures stipulated by the local PRC government authorities. On December 30, 2016, the Ministry of Education, or the MOE, SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC.

On April 20, 2018, the MOE issued for public comments the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Comments), or the MOE Draft for Comments. As the consultation period for the MOE Draft for Comments ended in May 2018, on August 10, 2018, the MOJ published the committee draft of the Regulations on the Implementation of the Law on Promoting Private Education in PRC (Revised Draft), or the MOJ Draft for Approval, for public review and comments, which is still subject to discussion, potential revision and adoption by the State Council before it becomes effective. Accordingly, substantial uncertainty remains with respect to its final content, effective date, interpretation and implementation. Nevertheless, such MOJ Draft for Approval proposes changes, clarifications and additional requirements with respect to private schools in addition to the currently effective Promoting Private Education Law and relevant implementation rules. In particular, the MOJ Draft for Approval clarifies that the scope of “private school” includes private training education institutions engaging in non-degree education, which could potentially include us. According to the MOJ Draft for Approval, a for-profit private training institution that provides online training education or an online platform that facilitates such training education services, which does not engage in cultural education related to school curriculums or tutoring services for kindergarten, primary or second school examinations or entrance requirements for primary, secondary or high school, or (ii) education that leads to a degree, would need to obtain the corresponding internet operating permit and file with the administrative department for education or the department of human resources and social security at the provincial level where the institution is domiciled. The internet technology service platform that implements the training and educational activities shall review and register the identity information of institutions or individuals applying for access to the platform. If enacted into law in its current form, the MOJ Draft for Approval would represent a major change to the laws and regulations relating to private schools, including, among others, (i) the required composition of the board of directors of private schools, (ii) that related party transactions to which a private school is a party would be required to be conducted on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students and any director who is interested in any related party transactions of such private school should abstain from voting to approve any such transactions. MOJ Draft for Approval further provides that private training institutions for language, art, sports, science and technology teaching and private training institutions for adults for cultural education or non-academic continuing education can directly apply for the registration with the local administrative departments for industry and commerce, pursuant to which our private training institutions are not required to obtain a private school operation permit from education authorities. However, we cannot guarantee that the regulators will not subsequently change their view and take a contrary position, especially in light of the evolving licensing requirements. Should we be found by the regulators to fail to fully comply with any relevant requirements as interpreted by such regulators or fail to obtain the private school operation permits when required, we may be subject to order to suspend the operation of the affected private training institutions and refund the course fees, or a fine of one to five times of the gains from the private training institutions that failed to obtain the private school operation permits, which could materially and adversely affect our brand name and reputation, business, financial condition and results of operations. If the MOJ Draft for Approval is enacted in its current form, we may be required to change our corporate governance practices and our compliance costs could increase. The MOJ Draft for Approval also expressly provides that any investor controlled by any foreign-invested enterprises established in PRC or social organizations controlled by foreign entity is prohibited from establishing, participating in the establishment of, or exercising de facto control over compulsory education schools. As we do not provide compulsory education services, we believe such prohibition, even if enacted in its current form, would not apply to us.

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

On July 5, 2013, the People’s Bank of China (“PBOC”) circulated the “Notice of the People’s Bank of China on Simplifying the Procedures for Cross-border Renminbi Business Processes and Improving the Relevant Policies” (“Notice 168”), which improves the efficiency of cross-border Renminbi settlement and facilitates banking financial institutions and enterprises to conduct the cross-border settlement in Renminbi. Under Notice 168, the non-financial institutions within the territory of China may apply to the domestic banks for Renminbi overseas lending settlement business. The non-financial institutions within the territory of China that develop Renminbi overseas lending business shall, according to the Administrative Measures on Renminbi Bank Settlement Accounts (Order of PBOC 2003 No. 5 Released) and other regulations on bank settlement accounts management, apply to the domestic banks to open Renminbi special deposit accounts which will be used for Renminbi overseas lending. The Renminbi overseas loans must be recovered in Renminbi through the Renminbi special deposit account from which the loans are remitted, and the returned amount shall not exceed the aggregate principal, interest, domestic income tax, relevant fees and other reasonable income. In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and the State Administration of Foreign Exchange, or SAFE, jointly implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The Internet industry in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. Each of our affiliated entities including Beijing Champion, Caikaowang, Champion Wangge, and Beijing Ruida is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. Our affiliated entities have obtained primary approvals including an ICP license or filings for our 20 websites. These licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Our affiliated entities, however, may be required to obtain additional licenses, such as an Online Publishing Services License for engaging in online publishing service, an Internet News Information Services Provision Approval for engaging in distribution of news through the Internet and a Talents Intermediary Service License for providing information network talents intermediary service, some of which may be difficult or time-consuming for us to obtain. If any of our affiliated entities fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

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

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, and the MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and was revised on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SAPPRFT or its local counterparts or completing the relevant registration with SAPPRFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SAPPRFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SAPPRFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SAPPRFT promulgated a notice regarding the issues of management of Internet Audio-Video Program Services License, which provides that the application for re-registration of the Internet Audio-Video Program Services License shall be closed on December 20, 2009. On June 10, 2015, SAPPRFT issued a notice to solicit public opinions on the Administrative Measures for the Dissemination of Audio Video Programs via the Internet and Other Information Networks. On April 25, 2016, SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services.

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

Additionally, in August 2018, the MOJ published the MOJ Draft for Approval, for public review and comments. While there remains substantial uncertainty with respect to the final content, effective date, interpretation and implementation of the MOJ Draft for Approval, if enacted into law, related party transactions to which a private school (including a private training education institution) is a party would be required to be concluded on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students, which could potentially impact our contractual arrangements with Beijing Champion and Champion Healthcare Education.

On December 26, 2018, National People’s Congress Standing Committee published the Draft Foreign Investment Law (the “2018 Draft Foreign Investment Law”) deliberated by the 7th Meeting of the Standing Committee of the Thirteenth National People’s Congress, to seek public comments, which will be closed on February 24, 2019. The 2018 Draft Foreign Investment Law does not mention concepts including “de facto control” or “controlling through contractual arrangements”, nor does it specify the regulation on controlling through contractual arrangements. Furthermore, the 2018 Draft Foreign Investment Law does not specifically stipulate rules on the education industry. Therefore, as advised by our PRC legal counsel, we believe that the 2018 Draft Foreign Investment Law, if promulgated in its current form and contents, will not, by itself, have any material adverse effect on our contractual arrangements with Beijing Champion and Champion Healthcare Education and, in turn, on our business operations.

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

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, stricter or looser employment policies for particular industries or, changes in private education laws or tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the past financial services and economic crises of these economies. The various economic and policy measures the PRC government adopts to forestall economic downturns or shore up the PRC economy may adversely affect our business. We cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us.

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

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Three of our PRC operating subsidiaries, Champion Technology, Champion Education Technology and Zhongxi Healthcare Education, are wholly foreign-owned enterprises, and all are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our other PRC operating subsidiaries, controlled companies and PRC affiliated entities are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, the Ministry of Commerce published the draft Foreign Investment Law for public comments on January 19, 2015, with the intention of reducing regulation of foreign investment in general while also attempting to regulate new types of foreign investment in China, including those utilizing variable interest entity structure. We utilize variable interest entities in our group structure and may be subject to stricter regulation if the Foreign Investment Law comes into effect. Furthermore, on December 26, 2018, National People’s Congress Standing Committee published the 2018 Draft Foreign Investment Law deliberated by the 7th Meeting of the Standing Committee of the Thirteenth National People’s Congress, to seek public comments, which will be closed on February 24, 2019. The 2018 Draft Foreign Investment Law does not mention concepts including “de facto control” and “controlling through contractual arrangements”, nor does it specify the regulation on controlling through contractual arrangements. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the education sector, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could adversely impact our corporate structure and business and limit the legal protections available to us and other foreign investors.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it further expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. The value of the Renminbi against the U.S. dollar depreciated approximately 6.4% in 2016, rebounded approximately 5.8% in 2017, and depreciated approximately 5.0% in 2018. It is difficult to predict how market forces, or PRC or U.S. government policy, in particular, the outbreak of trade war between PRC and U.S. and the imposition of additional tariffs on goods to each other in 2018, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology, controlled companies, Zhengbao Yucai, and Xiamen NetinNet, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementation rules of the EIT Law, both of which became effective on January 1, 2008. On February 24, 2017, the EIT Law was amended. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The qualification criteria are significantly higher than those prescribed by the old tax rules. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the EIT Law on December 24, 2008 with a valid period of three years starting from January 1, 2008 and renewed the certificates in 2011, 2014, and 2017, respectively, for another three years. As a result, Beijing Champion was and will be subject to the tax rate of 15% from 2008 through 2019. Champion Technology was subject to the tax rate of 7.5% for 2008 through 2009 and, was and will be subject to 15% from 2010 through 2019. In addition, Zhengbao Yucai obtained the qualification certificate of high and new technology enterprise under the EIT Law on November 12, 2012 with a valid period of three years starting from January 1, 2012, and renewed the certificate in 2015 and 2018, respectively, each for another three years. As a result, Zhengbao Yucai was and will be subject to the tax rate of 15% from 2012 through 2020. Furthermore, Xiamen NetinNet obtained the qualification certificate of high and new technology enterprise under the EIT Law on September 30, 2014 with a valid period of three years starting from January 1, 2014, and renewed the certificate in 2017 for another three years. As a result, Xiamen NetinNet was subject to the tax rate of 15% from 2014 through 2019. The continued qualification of a high and new technology enterprise will be subject to annual evaluation and a three-year review by the relevant government authority in China. The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Beijing Champion, Champion Technology, Zhengbao Yucai and Xiamen NetinNet will continue to qualify as high and new technology enterprises under the EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application for such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

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

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2018 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiaries.

Under the EIT Law and its implementing rules, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on January 1, 2007, a company incorporated in Hong Kong, such as CDEL Hong Kong and China Healthcare Education, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in those particular PRC subsidiaries, or 10% if it holds less than a 25% interest in those subsidiaries. However, the SAT promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In February 2018, the State Administration of Taxation issued a new circular on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which became effective on April 1, 2018 and replace Circular 601. Circular No. 9 provides a more flexible framework in determining whether an applicant engages in substantive business activities. In addition, in the event that an applicant who derives dividends from China does not satisfy the criteria for “beneficial owner,” but the person who holds 100% ownership interests in the applicant directly or indirectly satisfies the criteria for “beneficial owner” and the circumstances either of the following two circumstances: (1) if the person who satisfies the “beneficial owner” criteria is a resident of the same country(region) as the applicant; (2) if the person who satisfies the “beneficial owner” criteria is not a resident of the same country(region) as the applicant, but the person and any intermediary shareholders through which the person is indirectly holding the shares of the applicant are all “qualifies persons”, the applicant will be deemed as a “beneficial owner.”

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may restrict our ability to make loans to our PRC subsidiaries and PRC affiliated entities or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business in PRC.

We are an offshore holding company conducting our operations in China mainly through our PRC subsidiaries and our PRC affiliated entities. From time to time, we plan to make loans to our PRC subsidiaries and to our PRC affiliated entities, whether currently in existence or to be formed in the future, or make additional capital contributions to our PRC subsidiaries.

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

NDRC promulgated the Administrative Measures for the Offshore Investment of Enterprise, or Circular 11, on December 26, 2017 which became effective on March 1, 2018. According to Circular 11, to make offshore investments, an enterprise located within the territory of the PRC, or an Investor, shall go through the formalities to have a proposed overseas investment project approved or filed on the record, report relevant information, and cooperate with supervision and inspection. Projects subject to approval administration shall be sensitive projects carried out by Investors either directly or through overseas enterprises under their control. The authority in charge of examining and approving such projects shall be the NDRC. Projects subject to record-filing administration shall be non-sensitive projects carried out directly by Investors; in other words, non-sensitive projects carried out by Investors to make direct investment with assets and equities or provide financing or a guarantee. For projects subject to record-filing administration, the authority in charge of record-filing shall be: (1) the NDRC, if the Investor is an enterprise under the administration of the Central Government (including financing institutions under the administration of the Central Government and enterprises under the direct administration of the State Council or its subordinate organs, the same below); (2) the NDRC, if the Investor is a local enterprise but the amount of investment made by the Chinese Investor amounts to USD300 million or above; and (3) the development and reform authority under the provincial government at the place where the Investor is registered if the Investor is a local enterprise and the amount of investment made by the Chinese Investor is less than USD300 million. Where natural persons within the territory of China make investments abroad through overseas enterprises under their control or through enterprises located in Hong Kong, Macao and Taiwan, the above mentioned approval or record filing measures shall apply mutatis mutandis.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since SAFE Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. As for Circular 11, since it became effective in March 2018, its impact to us remains to be observed. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

There have been regulations promulgated by various government authorities in China that govern the public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings promulgated on December 16, 1996 by the State Administration of Industry and Commerce, or the SAIC measures, corporate records such as registration records, registration documents submitted for approval, records relating to the change of the enterprise, records relating to the cancellation or revocation of the enterprise and records relating to the supervision and inspection of the enterprise can be inspected by the public through computers without restrictions, while a company’s book records and filings can only be inspected by authorized government officials or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In practice, local industry and commerce administration authorities in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC measures by restricting the scope of information that the public can freely access. Many local industry and commerce administration authorities only allow unrestricted public access to such basic corporate information as name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not subject to restriction on access under the SAIC measures) is only granted to authorized government officials or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation.

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

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. For example, if one or more of the industry analysts or ratings agencies who cover us downgrades us or our ADSs, or publishes unfavorable research about us, the price of our ADSs may decline. If one or more of these analysts or agencies cease to cover our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline. In addition, the performance and fluctuation of the market prices of other China-based, US-listed companies, including those of education companies, and those of companies planning to delist from U.S. stock exchanges and then publicly list on China’s stock market, may affect the volatility in the price of and trading volumes for our ADSs. In the past, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines following their initial public offerings. The trading performance of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues due to different reasons, earnings and cash flow, announcements of new investments, cooperation arrangements, acquisitions, cessation, disposal, restructuring or reorganization of business lines, legal dispute, declaration of dividends, fluctuations in market prices for our services, listing of individual business lines on the New Third Board, and other financing activities could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of September 30, 2018, there were 133,275,521 ordinary shares outstanding. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of September 30, 2018, there were 1,059,100 outstanding options to purchase ordinary shares, out of which 0.5 million outstanding options have vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADS could decline.

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

Based on the composition of our assets and income during the taxable year ended September 30, 2018, we believe we were not a PFIC for that taxable year. However, there can be no assurance that we will not be a PFIC in any future taxable year, as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets that are passive and non-passive assets, respectively, the aggregate value of our assets should generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, which could affect our PFIC status in future years.

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

Prior to 2015, we had been operating our businesses primarily through Beijing Champion, which operated most of our multiple lines of businesses. In an effort to improve operating efficiency and to better position the relevant business lines for future growth, we incorporated several new entities in 2015 to streamline the corporate structure of our different business lines.

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

We also incorporated Beijing Champion Culture Development Co., Ltd., or Champion Culture, to conduct book production and book wholesale business, while Beijing Champion conducts book retail business.

We incorporated Nanjing Champion Vocational Training School, or Nanjing Champion Training School, to operate our business start-up training services in Nanjing. The incorporation of Nanjing Champion Training School was in response to the local governmental authority’s request for training services to be offered in the region.

We incorporated Beijing Champion Tax Management and Advisory Co., Ltd., or Champion Tax Advisory, and have been gradually migrating the “Tax School” Program from Beijing Champion to it to better position the “Tax School” for future growth. In November 12, 2018, we decided to dispose of 60% equity interest in Champion Tax Advisory to its management team for a consideration of RMB30 million ($4.4 million), subject to changes according to the cash level of Champion Tax Advisory. This business has not yet generated reasonable returns since we started to operate it in 2013. Therefore, we decided to dispose of our 60% interest to its management team, which can be more flexible in formulating future business development strategies. The disposal of Champion Tax Advisory was completed in December 2018 and the final consideration was RMB35.9 million ($5.2 million).

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

We incorporated Shanghai Xidong Information Technology Co., Ltd., or Shanghai Xidong, in the Shanghai Free Trade Zone in June 2017 to facilitate our cross-border activities.

To further develop our business start-up training business, we incorporated several subsidiaries under Zhengbao Yucai, including (i) Beijing Chuang Qingchun Chuang Weilai Education Technology Co., Ltd., or Chuang Weilai Education Technology, in February 2017, (ii) Shanghai Huzheng Education Technology Co., Ltd., or Shanghai Huzheng Education Technology, in May 2017, (iii) Guangdong Zhengbao Yucai Education Co., Ltd., or Guangdong Zhengbao Yucai, in June 2017, (iv) JinMaLan (Tianjin) Business Start-up Services Co., Ltd., or Tianjin Business Start-up Services, in December 2017, and (v) JinMaLan (Anqing) Business Start-up Services Co., Ltd., or Anqing Business Start-up Services, in July 2018.

We incorporated Xiamen Zhongxi Champion Education Technology Co., Ltd., or Xiamen Zhongxi Education, in November 2017, which entered into agreements to purchase an office building in Xiamen, with an office space of approximately 15,200 square meters, for a consideration of approximately RMB96.1 million ($14.0 million).

To further develop our learning simulation software business, we incorporated Beijing NetinNet Technology Co., Ltd., or Beijing NetinNet, under Xiamen NetinNet, in June 2018.

We do not believe that the incorporation of these new entities would result in any substantive impact on our operations.

In May 2016, we acquired 80% equity interest in Xiamen NetinNet, a learning simulation software provider specializing in practical accounting-related learning solutions for China’s college market, for a total consideration of RMB212 million ($32.7 million). Our acquisition of Xiamen NetinNet further complements our suite of learning solutions for the college market, and enables us to offer comprehensive accounting simulation-based learning content to college students aimed at enriching their learning experience and complementing traditional college teaching methods.

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

In November 2017, we acquired 80% equity interest in Jiangsu Asset for a total consideration of RMB40 million ($6.0 million). Jiangsu Asset provides accounting and related advisory services to SMEs. Our acquisition of Jiangsu Asset further broadens our services to SMEs by introducing accounting and related advisory services and provides valuable internship opportunities to students in our College Cooperation Program.

In September 2017, we acquired 40% equity interest in Beijing Ruida, a company engaged in exam preparation services for participants in China’s Legal Professional Qualification Examination for a total consideration of RMB192 million ($28.8 million), subject to adjustments under certain pre-agreed conditions. In July 2018, we acquired an additional 11% equity interest in Beijing Ruida for a total consideration of RMB52.8 million ($7.7 million), subject to adjustments under certain pre-agreed conditions, bringing our total equity interest in Beijing Ruida to 51%. The first instalment of the consideration of RMB39.6 million ($5.8 million) was paid upon execution of transaction documents. In addition, we have the right, at our option, to further increase our equity interest in Beijing Ruida up to 60% before April 2019 under certain pre-agreed conditions. Beijing Ruida delivers services and products at six campuses in China (Beijing, Shanghai, Nanjing, Hangzhou, Guangzhou, and Shenzhen) as well as through its online platform and a nationwide network of education partners. Through our acquisition of Beijing Ruida, we are able to strengthen our legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to our portfolio of education services.

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

In September 2016, we subscribed for 8.5% equity interest in Beijing Niuke Technology Co., Ltd., or Niuke Technology, an online information technology training and recruiting platform, in consideration of RMB4.3 million ($0.6 million). In April 2018, we subscribed for an additional 3% equity interest in Niuke Technology in consideration of RMB4.5 million ($0.7 million), bringing our total equity interest in Niuke Technology to 10.65%.

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

In January 2017, we entered into a share transfer agreement through our controlled company, Zhengbao Yucai, with certain shareholders of Hangzhou Wanting Technology Co., Ltd., or Hangzhou Wanting, to purchase 10.0% equity interest in Hangzhou Wanting for a consideration of RMB16.0 million ($2.4 million). Hangzhou Wanting offers comprehensive simulation-based learning content to college students to master critical engineering and construction skills. In the second half of 2017, Zhengbao Yucai entered into share transfer agreements with certain shareholders of Hangzhou Wanting to further purchase 20.72% equity interest in Hangzhou Wanting for an aggregate consideration of RMB33.2 million ($5.0 million). Altogether, Zhengbao Yucai has a combined equity interest of 30.72% in Hangzhou Wanting.

In March 2017, we invested RMB17.0 million ($2.5 million) in Beijing Piyingke Technology Co., Ltd., or Piyingke Technology, for a combined equity interest of 19.5% in Piyingke Technology. Piyingke Technology is engaged in the development of animations and comics production tools for the education market. Because Piyingke Technology failed to fulfil the earn-out provision under the investment agreement, we issued a redemption request to the founder of Piyingke Technology, in October 2018, for the redemption of our 19.5% equity interest in Piyingke Technology. We determined that Piyingke Technology had going concern issues due to its failure to obtain a new round of capital investment, poor operating results and insufficient cash reserves. As a result, we recorded an impairment loss from this investment of $2.5 million in fiscal year 2018.

In November, 2017, we subscribed for 10% equity interest in Chongqing Moses Robots Co., Ltd., or Chongqing Moses Robots, an industrial automation solution provider, through our controlled company, Zhengbao Yucai, in consideration of RMB10.0 million ($1.5 million). Chongqing Moses Robots did not achieve the pre-agreed performance target, which constitutes a redemption event for us. As part of the redemption process, we and Chongqing Moses Robots agreed to exchange the cash redemption amount for a 5% additional equity interest transferred by its founding shareholders to us. As a result, we further increased our equity interest in Chongqing Moses Robots to 15%.

In December 2017, we entered into a share transfer agreement with a shareholder of Beijing Teacheredu.cn Science & Technology Co., Ltd., or Beijing teacheredu, to purchase 14.5% equity interest in Beijing teacheredu for a consideration of RMB80.0 million ($11.7 million). Beijing teacheredu offers continuing education to K-12 teachers across China.

In December 2017, we entered into a partnership agreement with certain parties pursuant to which we subscribed for 40% interest in Beijing Taixing #1 Investment Management Centre (LP), or Beijing Taixing #1 LP, for a consideration of RMB10.0 million ($1.5 million). Beijing Taixing #1 LP is a limited partnership engaged in preschool education investment. In February 2018, we entered into a supplemental agreement to subscribe for 40% of the newly issued capital of Beijing Taixing #1 LP in consideration of RMB5.0 million ($0.7 million). In November and December 2018, we restructured our interest in Beijing Taixing #1 LP into interest in a new preschool education investment vehicle, Beijing Xinrui Education Technology Co., Ltd., or Beijing Xinrui Education Technology. Our equity interest in Beijing Xinrui Education Technology remains 40%.

In March 2018, we subscribed for 15% equity interest in Beijing Yousian Technology Co., Ltd., or Beijing Yousian, for a consideration of RMB22.5 million ($3.3 million). In addition, we have the right, at our option, to further increase our equity interest in Beijing Yousian up to 25% before April 2019 under certain pre-agreed conditions. Beijing Yousian is an offline information technology training and recruiting service provider.

For additional information on our organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

We incurred capital expenditures of $3.9 million, $2.8 million and $24.6 million in the fiscal years ended September 30, 2016, 2017 and 2018, respectively. The amount of capital expenditures in the fiscal year ended September 30, 2018 related primarily to our expenditures on property, plant and equipment, and software. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see “Item 5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures.”

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

B. Business Overview

Overview

Our mission is to be a life-long, comprehensive education partner and service provider for professionals and corporate clients in China to fulfill their educational and operational needs. In particular, we focus on helping professionals seeking to obtain and maintain professional licenses and to enhance their practical job skills through our professional development courses. We believe that we are the leading provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in fiscal year 2018. As of September 30, 2018, our content library encompassed 306 course offerings, approximately 7,300 classes, and close to 44,800 hours of audio-video content across 13 subject areas.

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

Our websites also generate significant user traffic. As of September 30, 2018, we had 54.65 million cumulative registered users, and we believe our websites were among the most visited websites in China’s education industry, as measured by 504 million cumulative average daily unique visitors and 8.26 billion cumulative average daily page views for our fiscal year ended September 30, 2018. As of September 30, 2018, we offered 68 downloadable and proprietary mobile applications and recorded 45.20 million cumulative downloads as of that date. We have a track record of successfully converting our user traffic into course enrollments and will continue to pursue opportunities to further monetize our user traffic and content library.

We focus our online professional education services in three main industries: accounting, healthcare and engineering & construction. In addition, we also offer other professional education courses, such as online test-preparation courses for the Legal Professional Qualification Examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test-preparation courses for university students intending to take the nationwide graduate school entrance exam, accounting practical skills training courses for college students and working professionals, as well as online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows users to share their educational content or deliver live courses online. In May 2015, we launched our College Cooperation Program which enables us to expand our industry-leading online accounting educational content and services for professional examinations to college and university students, in partnership with colleges and universities. Our acquisition of Xiamen NetinNet in May 2016 further complements our suite of learning solutions for the college market, and enables us to offer comprehensive accounting simulation-based learning content to college students aimed at enriching their learning experience and complementing traditional college teaching methods. Our acquisition of Jiangsu Asset in November 2017 further broadens our services to SMEs by introducing accounting and related advisory services and provides valuable internship opportunities to students in our College Cooperation Program. Our acquisition of Beijing Ruida in July 2018 further strengthens our legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to our portfolio of education services.

As of September 30, 2018, we operated 32 websites, including our main website www.cdeledu.com and 31 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 79.9%, 72.9% and 70.2% of our net revenues in the fiscal years ended September 30, 2016, 2017 and 2018, respectively. In addition to traditional online courses, we also offer live streaming accounting, healthcare, engineering & construction, and legal courses and certain fee-based, mobile accounting, healthcare, engineering & construction and legal courses through an app available on Android and Apple iOS tablets and smart phones. Furthermore, we sell books and reference materials, offer offline business start-up training courses and offline accounting, healthcare and legal professional training courses, and provide courseware production services and platform production services for certain customers.

Our net revenues were $117.5 million, $131.0 million and $166.7 million in the fiscal years ended September 30, 2016, 2017 and 2018, respectively. We had net income of $26.3 million, $14.9 million and $11.6 million in the fiscal years ended September 30, 2016, 2017 and 2018, respectively. Our total course enrollments were 3,750,000, 3,432,000 and 3,191,000 for the fiscal years ended September 30, 2016, 2017 and 2018, respectively.

Our Online Education Services

We focus our online professional education services in three main industries: accounting, healthcare and engineering & construction. In addition, we offer other professional education courses, such as online test-preparation courses for the Legal Professional Qualification Examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test-preparation courses for university students intending to take the nationwide graduate school entrance exam, accounting practical skills training courses for college students and working professionals, as well as online language courses. The following table lists our key online course offerings for the fiscal year ended September 30, 2018.

Discipline	Website	Contribution to Revenue (%)	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com www.ck100.com	43.8%	42	1,659
Healthcare	www.med66.com	16.3%	41	1,681
Engineering & Construction	www.jianshe99.com	4.6%	65	1,562
Others		5.5%	158	2,354
Total		70.2%	306	7,256

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

In addition to traditional online courses, we also offer live streaming accounting, healthcare, engineering & construction, and legal courses and certain fee-based, mobile accounting, healthcare, engineering & construction and legal courses through an app on Android and Apple iOS tablets and smart phones. Our live streaming courses are well suited for students who desire a technology-based learning solution, but prefer a live course setting and greater interaction with the lecturer. Our mobile courses employ a course format more suitable for smaller screens and shorter studying times. For example, our mobile accounting courses are organized by key knowledge points, each illustrated using a 10-minute lecture segment, and total video lengths are much shorter than our traditional online courses. In addition, our proprietary mobile learning system employs an intelligent exercise question databank. For certain classes, if a student answers any question incorrectly, our intelligent exercise question databank will automatically push similar questions to the course participant until he or she masters the relevant knowledge point.

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

•

Professional development courses. A series of accounting and tax related professional development courses, or accounting practical skills training courses, are offered to various levels of accounting professionals, from junior accounting staff to senior management staff, aimed at enhancing their practical skills.

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

Legal Professional Training Courses

We provide test preparation courses for legal professionals seeking to obtain legal professional licenses. Pursuant to the Implementation Measures for the National Uniform Legal Profession Qualification Examination, which became effective on April 28, 2018, personnel to be appointed as judges for the first time; personnel to be appointed as prosecutors for the first time; personnel applying for lawyers’ and notaries’ practice of law and serving as legal arbitrators for the first time; and civil servants of administrative authorities engaging in review of decisions of administrative penalty, administrative reconsideration, administrative ruling and legal consulting are required to pass the national uniform legal profession qualification examination and obtain legal professional qualification.

Other Courses

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

We operate websites focused on the secondary education market and language courses. These courses are designed to provide an online resource for secondary school course participants to improve their chances of attending a better university.

We also provide other professional education courses, such as online test-preparation courses for the English proficiency test for professionals, and other occupational certifications or skills.

Each of the above course offerings follows a similar course production and online delivery model. We plan to continue to leverage our core online course production and delivery expertise to produce and deliver new courses for additional professions and industries.

Open Learning Platform

We operate an Open Learning Platform, our proprietary education platform that allows people to share their educational content primarily in professional development areas. While educational content such as lecture videos or PowerPoint illustrations can be freely uploaded and downloaded, the core of our Open Learning Platform focuses on audio-video lecture courses and practical job skills training. After passing our rigorous quality control standards, experts and scholars of various fields can either record their own lectures and post them on our Open Learning Platform website, www.chinatet.com, or deliver real-time audio-video courses supported by real-time online notes and illustrations. We offer coaching services to these lecturers and employ a user evaluation system to ensure that these courses meet our quality and effectiveness standards. We employ primarily a revenue-sharing scheme with Open Learning Platform contributors. Since the introduction of our Open Learning Platform in October 2012, we have amassed over 546 online courses as of September 30, 2018, which span various professional development areas, including accounting, healthcare, and engineering & construction. These courses include both live and pre-recorded courses, third-party developed courses as well as our own proprietary courses.

Course Formats

We offered various regular, premium and elite classes for our course offerings in fiscal year 2018, mainly comprised of the following different levels of education services at different fees:

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

•

Exam Questions Analysis Classes: Our exam questions analysis classes contain deep analysis on typical questions and instruction tailored for exam preparation, aimed at helping course participants master the related materials.

•	Crash-Course Classes: Our crash-course classes are designed to provide a quick overview of the key topics on specific subject matter in the final weeks prior to an exam.

•

Exam Simulation System and/or the Professional Development Courses: Our exam simulation system, which covers certain of our courses, offers a wealth of mock test questions based on actual exams, closely conforms to the syllabus and test requirements of such exams, and covers various key examination points. The system sets a time limit for handing in test “papers”, automatically reviews and grades these “papers”, and pools wrong answers for repeated exercises, thereby honing the examinees’ test-taking skills.

•

Live Streamed Courses: Our live streamed courses are offered with some of our most popular exam subjects, and they are well suited for students who desire technology-based learning solutions, but prefer a live course setting and greater interaction with the lecturer.

We offer regular classes which provide education services over the subscription period from the month in which the course participant enrolls in the course to the month in which the subscribed course terminates, typically within one year. We also offer premium classes that cover the same courses as regular classes at higher fees. However, if a premium class participant fails to pass the course examination and certain pre-agreed conditions are met, the course participant can retake the same premium course for free in the following year or years.

In fiscal year ended September 30, 2018, we also offered elite classes for some of our most popular test-preparation courses. With our elite classes, course participants paid substantially higher course fees for enhanced support services and substantially more interactive course participation. After completing an elite class, if a participant fails to pass the relevant exam and certain pre-agreed conditions are met, the course participant may elect to receive a cash refund of the course fees paid or full credit towards future courses provided by us.

Since fiscal year 2017, we have been placing more emphasis on live streaming, to complement our pre-recorded online audio video courses while strengthening the interaction among students, lecturers and our websites. We currently offer live streaming of certain accounting, healthcare, engineering & construction and legal courses, which are attracting a growing audience of students, on our proprietary learning platform and also on third-party social media platforms. Live streaming provides our students with another learning modality option, and helps elevate our brand, showcase our lecturers and drive course enrollments.

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

Payment for the course fees can be made through any one of the following methods:

•	online and mobile payment on computers, tablets or smart phones using credit or debit cards, or via third-party payment networks;

•	purchase of prepaid study cards;

•	remittance through a bank or post office;

•	cash payment made at our offices; or

•	instalment loans offered by other institutions.

Online and mobile payment using credit or debit cards, or via third-party payment networks is the most frequently used payment method. Pre-paid study cards are another payment option and are sold through regional sales agents at points of sale throughout China. The pre-paid study cards come with face values ranging from RMB10 ($1.5) to RMB500 ($72.8) and can be used to register for a single course or multiple courses.These pre-paid study cards typically have a two-to-three-year expiration period. Once course participants activate the pre-paid study cards, the face values of the cards are added to their registered accounts.

Other Products and Services

Books and Reference Materials

We primarily sell proprietary books and reference materials related to our courses such as the various levels of Accounting Professional Qualification Examinations, the CPA Qualification Examination, the National Practicing Medical Doctor Qualification Examination, the National Pharmacist Qualification Examination, Associate Constructor and Constructor Qualification Examinations, and Legal Professional Qualification Examination. To promote our online courses, we sometimes sell books and reference materials together with some privileges, which allow course participants to take a certain number of online courses for no additional charge or by paying discounted fees. Our proprietary books and reference materials are authored by our lecturers. Pursuant to agreements with the lecturers, we own the copyright to these books and reference materials in almost all cases. We engage third-party publishers to publish our books and reference materials and distribute them through third-party bookstores and distributors across China, as well as through our online bookstores and our offices in Beijing.

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

We acquired Jiangsu Asset in November 2017, which provides accounting and related advisory services to SMEs. The investment in Jiangsu Asset bolsters our accounting services business by over 2,800 SME customers, while at the same time providing valuable internship opportunities to our college students.

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

Others

We provide offline accounting, tax, healthcare and legal professional training to accounting firms and the general public. We completed the acquisition of an additional 11% equity interest in Beijing Ruida in July 2018, bringing our total equity interest in Beijing Ruida to 51%. Through our acquisition of Beijing Ruida, we are able to strengthen our legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to our portfolio of education services. We also provide courseware production services and online platform development services to certain customers on a contractual basis.

Our Educational Content and Delivery

Course Creation

We have an extensive content library with 306 course offerings, approximately 7,300 classes, and close to 44,800 hours of audio-video content as of September 30, 2018. We place great emphasis on the quality of our courses and learning materials, both in terms of content and production quality to enhance course participants’ learning experience. Prior to developing a new course, we gather market intelligence to ensure that we are developing relevant and up-to-date courses. Once we gather enough market intelligence, we typically develop and produce most of our courses in-house by working with our lecturers who possess extensive industry and academic backgrounds. To develop high-quality courses, we employ a variety of measures including substantive content review and content approval by our experienced personnel at each stage of the course development process. We regularly update our existing courses, typically every year, to stay abreast of the latest examination trends and professional requirements. Although our lecturers participate in the development of the course materials, in almost all cases, we own all copyrights to our courses and course materials pursuant to contracts with our online lecturers.

We believe superior delivery of our courses and learning materials is important for us to attract and retain course participants. We record, digitize and edit most of the high-definition audio-video lectures used in our online courses on our own premises. We maintain 30 fully-equipped recording rooms to ensure the high quality of the high-definition audio-video content and any graphics used in the lectures. Our editing department uses advanced high-definition audio-video editing software and equipment to eliminate breaks, pauses and unwanted noise from each lecture recording to further enhance the viewing and listening experience. All lectures are properly formatted and compressed to facilitate smooth transmission via streaming media and other Internet-based technologies. Our customer service team regularly seeks feedback on the quality of our courses from our course participants.

Our Lecturers

The vast majority of our lecturers are academics from renowned higher education institutions in China and experienced practitioners within their respective fields. They work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. Some of them are obligated to conduct online lectures exclusively for us. They are not our employees, however, and typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. We have received positive feedback on these in-house lecturers from course participants and plan to continue to increase their numbers across all our course offerings in the future. A significant portion of our legal courses are offered by Beijing Ruida lecturers who are also the founders and shareholders of Beijing Ruida. The number of online lecturers producing online courses for us was 452, 436 and 513 in the fiscal years ended September 30, 2016, 2017 and 2018, respectively.

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

Our Services to Students

Course-Related Support and Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We provide tutorial sessions, which allow course participants to interact with their lecturers and other course participants using their personal computers. To enhance the learning experience, we also maintain a well-trained pool of tutors, who are knowledgeable about specific subject matter and exams, to answer questions from course participants and to host tutorial sessions. For questions submitted by course participants, our tutors are able to provide timely and accurate responses, usually within 24 hours after a question is submitted, through our online question and answer board. We had 521 tutors as of September 30, 2018, of which 215 are part-time employees. To ensure that our tutors are suitably qualified to support our courses and provide quality services, we have established stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experiences and knowledge of various exams and subject matter. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter. We believe that our high-quality tutorial and learning support services are critical to enhancing the learning experience of our course participants.

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

General Customer Services

Our customer service representatives counsel potential and existing course participants on our courses and services, assist in course enrollment, process fee payments, conduct regular telephone customer surveys and provide other support services. They are available online and by email or phone, 24 hours a day, seven days a week. Our dedicated customer service team numbered 412 individuals as of September 30, 2018. We recruit our customer service personnel from candidates who have good communication skills and high customer service ethics, and provide on-the-job training for our new recruits. We conduct ongoing evaluations of our customer service staff and provide periodic training to improve their skill set.

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

We have also extended our online courses from regular Internet-enabled desktop or laptop computers to Apple iOS, Android, and Windows tablets and smart phones. Once enrolled, participants can watch videos, do exercise questions and obtain tutoring support via all these platforms. We develop and offer both free and fee-based mobile classes through our apps to offer more content and convenience for our course participants, as well as to promote our brand to the general public and to increase traffic to our websites. Our apps are available on Apple iOS, Android, and Windows tablets and smart phones and fall into four main categories: classes, tools, exam databanks, and reference reading. Our popular apps include: accounting mobile classroom, accounting mobile courses, architecture mobile classroom, “dreams come true” electronic books and CDEL architecture exam databank. As of September 30, 2018, we had 68 different mobile apps with over 45.20 million cumulative downloads. Our fee-based, mobile accounting, healthcare, engineering & construction and legal courses are also available through our apps on Android tablets and smart phones. Course participants enrolled in our fee-based mobile courses are provided with the pop-up quiz feature of our premium classes, which, for certain classes, automatically push mock exam questions to the course participant until he or she provides the correct answer and masters the relevant knowledge point. We have also built a robust online community platform that helps foster a strong sense of community among our course participants and builds brand loyalty.

We maintain multiple servers, which are separately located in multiple Internet data centers, or IDCs, in several cities across China, and a proprietary content delivery network system to mitigate any downtime arising from individual IDC or server failure. To increase reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Using cluster technology, our system can identify errors and isolate failed servers automatically so that our course participants can access our services at any time. If a malfunction arises in a server or at a point of presence, our load balancing technology can automatically direct visitors to access the same content through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and technology infrastructure, which will enable us to respond quickly to potential problems. In the fiscal year ended September 30, 2018, we have not experienced any material disruption to our business or websites.

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

Direct Sales and Referrals

Many of our course participants learn about our services and courses through word-of-mouth referrals. As a result, a significant portion of our sales are made through our customer service representatives. We believe that combining the customer service and sales function contributes both to the quality of our customer service and the effectiveness of our direct- and cross-selling efforts. Based on their knowledge of our courses and feedback from course participants, our customer service representatives are able to recommend the most suitable courses for new course participants and to cross-sell new or additional courses, learning tools and materials, as appropriate.

Regional and Online Sales Agents

We use regional sales agents to resell our pre-paid study cards bought from us. Generally, we provide various discounts to our regional sales agents based on the volume purchased and the method of payment. In addition, these agents typically assist with our promotional activities in their respective regions and provide market feedback, which helps us in planning our marketing strategy and sales activities. In the fiscal year ended September 30, 2018, we had approximately 1,600 active regional sales agents throughout China. When selecting regional sales agents, we consider various criteria, such as whether the candidates have relevant experience and whether they are familiar with or have established relationships with local professionals, professional associations and organizations related to our target industries and professions. Our regional sales agents are comprised mostly of stores and other points of sale that sell books, learning materials and other supplies to our target professionals. Most of our regional sales agents are appointed on an exclusive basis.

We also use online sales agents, which typically are Internet companies and website operators in China that market our course offerings and other services on their websites. We pay our online agents marketing and promotional fees for each new course participant registered through their website. In the fiscal year ended September 30, 2018, we had approximately 600 active online agents.

Both of the above regional and online sales agents do not provide education services to our course participants. Beijing Ruida had 130 regional sales agents across China in the fiscal year ended September 30, 2018, who purchase services and products for Legal Professional Qualification Examination from Beijing Ruida and market them to their course participants.

Other Advertising and Marketing Efforts

Historically, we have placed advertisements mainly on high-traffic search engines and sometimes on high-traffic Chinese Internet portals and in newspapers, magazines, and journals in many cities across China. We also promoted our courses, services and products at examination registration centers and education and career fairs, including distributing complimentary study cards together with reference books and study materials that we sold at these places. We have also established a number of scholarships and granted awards to course participants who have achieved outstanding performance in various exams.

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

In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the foreign partners’ technology and experience developed in their home markets. Currently, our online competitors include general information websites that have branches providing online training courses, traditional schools that provide online offerings and newly established online training and test preparation businesses. Starting from fiscal year 2017, we offer offline courses of APQE and CPA Qualification Examination to the general public. Therefore, we also face competition directly from traditional offline educational institutions and training centers offering these offline courses.

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

As of September 30, 2018, we had registered 382 software copyrights with the National Copyright Administration of the PRC for our proprietary online course delivery platform, customer service system, DRM encryption system, streaming media load balancing system, online course creation management system, and certain other aspects of our online education platform, as well as learning simulation software developed by Xiamen NetinNet. We had also registered 687 trademarks with the China Trademark Office and obtained 3 patent certificates from the State Intellectual Property Office, and 56 applications are currently pending.

As of September 30, 2018, we had registered 379 domain names relating to our business with the Internet Corporation for Assigned Names Numbers and China Internet Network Information Center, including all 32 of our operating websites. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.”

Employees

We had 1,568, 2,061 and 2,435 full-time employees as of September 30, 2016, 2017 and 2018, respectively. In addition to the above full-time employees, we had 267 part-time employees as of September 30, 2018.

Seasonality

We have experienced seasonality and expect to continue to experience seasonality in revenues from online education services primarily due to seasonal changes in course enrollment and the timing of various exams. We have also experienced seasonality in revenues since our acquisition of Xiamen NetinNet and Beijing Ruida in May 2016 and July 2018, respectively. For more details, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.” Our revenue recognition policy can compound the effect of any seasonality or change in the timing of various exams. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Revenue recognition.”

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

Each of Beijing Champion, Caikaowang, Champion Wangge and Beijing Ruida holds an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MIIT, which allows it to provide Internet content distribution services through 20 websites owned by Beijing Champion and its subsidiaries. The ICP license held by Beijing Champion is valid through August 1, 2023, the ICP license held by Caikaowang is valid through August 29, 2023, the ICP license held by Champion Wangge is valid through December 31, 2019, and the ICP license held by Beijing Ruida is valid through January 10, 2023. These licenses and approvals are essential to the operation of our online professional education and test preparation services business.

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

On April 25, 2016, SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services, or Targeted Communication Rules, which replaced the Broadcasting Rules issued in 2004. The Target Communication Rules mainly focus on networks and services such as IPTV and private network mobile TV.

On March 16, 2018, the SAPPRFT promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, which provides that the classic literary works, radio, film and television programs, and original internet audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations, and providers of internet audio-visual program services shall strictly manage and supervise such re-edited programs uploaded by the internet users and shall not provide any transmission channel for those internet audio-visual programs with political orientation issues, copyright issues or content issues.

Due to uncertainties with respect to the interpretation and application of the Internet Audio-Video Program Measures, we and our PRC counsel consulted the Beijing Branch of SAPPRFT, or Beijing SAPPRFT, regarding whether online education services providers like us that provide audio-video educational courses and programs through the Internet only to enrolled course participants should apply for said license. After numerous discussions between Beijing SAPPRFT and us, on August 1, 2011, Beijing SAPPRFT sent us an official response stating that the License for Disseminating Audio-Video Programs through Information Network is not applicable to us and that we are not required to obtain the License for Disseminating Audio-Video Programs. We cannot guarantee that Beijing SAPPRFT will not change its position or that the reply will not be challenged by higher authorities in China, or that we will not be asked to obtain the said license again. For more details, see “Item 3.D. Risk Factors — If we are unable to re-register or obtain the necessary license as required by the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, in a timely manner or at all, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, in which case our business, financial condition and results of operations may be materially and adversely affected.”

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

On November 7, 2016, the SCNPC issued the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective on June 1, 2017, which applies to the construction, operation, maintenance and use of the Internet as well as the supervision and administration of the cyber security within the territory of the PRC. Internet operators shall fulfill obligations of security protection according to the requirements of the classified protection system for cyber security to ensure that the Internet is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified. Internet operators refer to owners, administrators of the Internet and Internet service providers. Internet operators shall set up complaint and reporting systems for network information security, disclose the ways of complaint and reporting and other information, and promptly accept and handle complaints and reports related to Internet information security. If an Internet operator fails to comply with the Cyber Security Law, the relevant authorities may impose fine or penalties, suspend its business for internal rectification, shut down its websites, or revoke its relevant licenses and permits, and the Internet operator and/or its employees directly in charge may even be subject to criminal punishment. On May 2, 2017, the Cyberspace Administration issued the Measures for Security Review of Cyber Products and Services (for Trial Implementation), or the Cybersecurity Review Measures, which came into effect on June 1, 2017. Under the Cybersecurity Review Measures, the following cyber products and services are subject to cybersecurity review: 1) important cyber products and services purchased by networks, and information systems related to national security; and 2) purchases of cyber products and services by operators of critical information infrastructure in key industries and sectors, such as public communications and information services, energy, transportation, water resources, finance, public service, electronic administration, and other critical information infrastructure, that may affect national security. The Cyberspace Administration is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy, and transport are responsible for organizing and implementing security review of cyber products and services in their respective industries and sectors. There are still substantial uncertainties with respect to the interpretation and implementation of the Cybersecurity Review Measures.

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of September 30, 2018, we had registered 379 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the State Administration of Industry and Commerce or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by SAIC or its local offices. We have registered 13 website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce, and 9 website names registered with Xiamen Municipal Bureau of Industry and Commerce.

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

On December 28, 2012, the SCNPC promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the Internet. The Information Protection Decision provides that the Internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. In addition, the Internet content providers can collect and use the user’s personal information only with the consent of users and only within the scope of such consent. On July 16, 2013, MIIT promulgated the Provisions on the Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as the information that can be used individually or in combination with other information to identify the users, including but not limited to the name, birth date, ID No., address, telephone number and account number. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situations. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Several Issues concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information which further clarified the meaning of certain terms of Article 253A of the Criminal Law, including but not limited to the terms of “personal information of a citizen”, “one providing citizen’s personal information” and “serious case”.

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

Regulation of Online Cultural Activities

On February 17, 2011, the Ministry of Culture promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was then amended on December 15, 2017. The Internet Culture Provisions apply to all ICPs that engage in the production and dissemination of cultural products via the Internet. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons; and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicate those to internet for dissemination. All entities engaging in commercial Internet cultural activities, or Internet Cultural Entities, must be approved by the governmental agency of culture at the provincial level and by MIIT. The Ministry of Culture issued the Notice on Strengthening the Administration of Online Performance, or the Online Performance Notice on July 1, 2016 and the Measures of Administration of Online Performance Operating Activities, or Online Performance Measures on December 2, 2016, which became effective on January 1, 2017. The Online Performance Notice and the Online Performance Measures both stipulate that online performance service providers must obtain the Permit of Internet Cultural Activities and that online performances must not contain any content that is horrific, cruel, violent, vulgar or humiliating in nature, mocks persons with disabilities, includes photographs or video clips that infringe third parties’ privacy or other rights, features animal abuse, or presents characters.

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

Each of Beijing Champion and Champion Culture hold a Publication Business Permit for book wholesale issued by Beijing Press and Publication Bureau since January 2016, under which both of them are allowed to engage in the book wholesale and retail businesses. These permits are valid through April 30, 2022. Zhengbao Yucai holds a Publication Business License for book wholesale and retail issued by Beijing Press and Publication Bureau which is valid until April 30, 2022. Beijing Ruida holds a Publication Business License for book wholesale and retail issued by Beijing Press and Publication Bureau which is valid until April 30, 2022.

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

Regulations on Operation of Radio Television Programs

According to the Administrative Provisions on the Production and Distribution of Radio and Television Programs promulgated by SPARRFT on July 19, 2004, as revised on August 28, 2015, PRC institutions that produce and distribute radio and television programs or engage in the production and distribution of radio and television programs shall obtain the Permit of Operation of Radio Television Programs. Beijing Champion holds a Permit of Operation of Radio Television Programs for an effective period from June 4, 2018 to June 20, 2020.

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

On April 20, 2018, the MOE issued for public comments the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Comments), or the MOE Draft for Comments. As the consultation period for the MOE Draft for Comments ended in May 2018, on August 10, 2018, the MOJ published the committee draft of the Regulations on the Implementation of the Law on Promoting Private Education in PRC (Revised Draft), or the MOJ Draft for Approval, which further provides that private training institutions for language, art, sports, science and technology teaching and private training institutions for adults for cultural education or non-academic continuing education can directly apply for the registration with the local administrative departments for industry and commerce. Pursuant to the MOJ Draft for Approval, organizations that use Internet technology to implement training and education activities online, occupational qualifications or occupational skills activities, or internet technology service platforms that provide services for online implementation of the aforementioned activities shall obtain the corresponding Internet business license and approval from the education administrative authorities and the human resources and social security authorities of the state level where the institution resides and shall not implement educational or teaching activities which require the private school operation permit. The MOJ has not provided the timeframe for the promulgation of the revised implementation rules on the Law for Promoting Private Education of the PRC, even though the public consultation on the MOJ Draft for Approval has ended on September 10, 2018. If the abovementioned MOJ Draft for Approval is enacted as proposed, certain training institutions, such as our private training institutions, are not required to obtain a private school operation permit from education authorities. However, as the MOJ Draft for Approval is still in draft form, there can be no assurance that it will be enacted as proposed or at all.

Each of Beijing Champion Training School, Nanjing Champion Training School, and Beijing Youbang Culture and Art Training School holds the Permit for Operating a Private School, which is valid through June 1, 2020, October 31, 2020 and May 31, 2020, respectively.

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

Regulations on Taxation

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the EIT Law, which took effect on January 1, 2008 and was amended on February 24, 2017. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for the enterprises, whether foreign-invested or domestic, which had received preferential tax treatments granted by relevant tax authorities prior to March 16, 2007. Enterprises that had been subject to an enterprise income tax rate lower than 25% prior to March 16, 2007 may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that had been entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to March 16, 2007 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. The EIT Law empowers the State Council to enact appropriate implementing rules and regulations. The State Council promulgated the implementation rules of the EIT Law in December 2007 and the Ministry of Science and Technology, the MOF and the SAT promulgated other supplemental rules in April 2008 and July 2008 which were canceled and replaced by new rules in January 2016 and June 2016, respectively, regarding new criteria for the granting of “high and new technology enterprises” status. Any enterprises to be granted with “high and new technology enterprises” status shall meet certain requirements, including but not limited to the following: (1) the enterprise has been incorporated for more than one year before application; (2) the enterprise itself owns the intellectual property right for the core technology of its product or service; (3) the enterprise’s core technology of its product or service falls into the ambit of “high-tech fields heavily supported by the government”; (4) technicians that are engaged into research and development account for more than 10% of all the staff; (5) in the latest three financial years (actual operating year if incorporated less than three years), the research and development expenses account for 3%-5% or more of the latest sales revenue and the research and development expenses incurred within China shall not be less than 60% of the total research and development expenses; (6) the revenue in the latest year derived from the high-tech product or service accounts for more 60% of the total revenue; (7) the innovation capability of the enterprise shall meet the relevant evaluation standards; and (8) no major security or qualification incident or sever environmental illegal behavior occurred within the previous year before application. To apply for the “high and new technology enterprises” status, an enterprise shall file its corporate certificates and supporting documents evidencing the requirements to the relevant government authority. The government authority will examine the filed certificates and documents to determine whether the enterprise meets the “high and new technology enterprises” requirements. If the decision is positive, the authority will make a public announcement and grant the enterprise with a “high and new technology enterprises” certificate with a valid term of three years. Upon the expiration of the initial term, the enterprise shall file a new application to obtain such status. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.

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

On November 4, 2017, SCNPC published the Decision of the SCNPC on Revising the “Accounting Law of the People’s Republic of China” and Other Eleven Pieces of Laws, pursuant to which the requirement of accounting professional qualification to be engaged in accounting work is removed from the Accounting Laws. Such amendment became effective on November 5, 2017. On December 11, 2017, the Administrative Measures for the Qualifications of Accounting Practitioners was abolished.

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

D. Property, Plants and Equipment

Our principal executive offices are located in approximately 2,500 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also own approximately 355 square meters, 1,000 square meters, and 367 square meters of office space in Hangzhou, Xiamen and Nanjing, China, respectively. We also lease approximately 9,200 square meters of office space at the Xueyuan International Tower and 44,200 square meters of office, training centre and staff quarter space at various locations of China and Hong Kong. We believe that, if needed, additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A. Operating Results

Overview

We believe that we are the leading provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in 2018. For the fiscal year ended September 30, 2018, we had total course enrollments of 3,191,000. As of September 30, 2018, our content library encompassed 306 course offerings, approximately 7,300 classes, and close to 44,800 hours of audio-video content across 13 subject areas. We believe our course participants are attracted to our high-quality, results-oriented courses, our students’ superior learning experience empowered and supported by our robust, comprehensive and easy-to-use proprietary online Learning Management System that can be accessed via both PC and mobile devices, and our comprehensive learning support and services. We believe these attributes result in better performance for our test preparation courses, as measured by higher than national average exam passage rates, and will help us further expand our leadership position in the online professional education market.

We focus our online professional education services in three main industries: accounting, healthcare and engineering & construction. In addition, we offer other professional education courses, such as test-preparation courses for the Legal Professional Qualification Examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, accounting practical skills training courses for college students and working professionals, as well as online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content and deliver live courses online. In May 2015 we launched our College Cooperation Program which enables us to expand our industry-leading online accounting educational content and services for professional examinations to college and university students, in partnership with colleges and universities. Our acquisition of Xiamen NetinNet in May 2016 further complements our suite of learning solutions for the college market, and enables us to offer comprehensive accounting simulation-based learning content to college students, aimed at enriching their learning experience and complementing traditional college teaching methods. Our acquisition of Jiangsu Asset in November 2017 further broadens our services to SMEs by introducing accounting and related advisory services and provides valuable internship opportunities to students in our College Cooperation Program. Our acquisition of Beijing Ruida in July 2018 further strengthens our legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to our portfolio of education services. As of September 30, 2018, we operated 32 websites, including our main website www.cdeledu.com and 31 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 79.9%, 72.9% and 70.2% of our net revenues in the fiscal years ended September 30, 2016, 2017 and 2018, respectively. In addition to traditional online courses, we offer live streaming accounting, healthcare, engineering & construction, and legal courses and certain fee-based, mobile accounting, healthcare, engineering & construction and legal courses through an app available on Android and Apple iOS tablets and smart phones. Furthermore, we also sell books and reference materials, offer offline business start-up training courses and offline accounting, healthcare and legal professional training, and provide courseware production services and platform production services for certain customers.

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

Our net revenues were $117.5 million, $131.0 million and $166.7 million in the fiscal years ended September 30, 2016, 2017 and 2018, respectively. We had net income of $26.3 million, $14.9 million and $11.6 million in the fiscal years ended September 30, 2016, 2017 and 2018, respectively. Our total course enrollments were 3,750,000, 3,432,000 and 3,191,000 for the fiscal years ended September 30, 2016, 2017 and 2018, respectively.

General Factors Affecting Our Results of Operations

We have benefited significantly from overall economic growth and the expansion of the education market in China. Economic growth and increasing domestic consumption in China have contributed to a significant increase in spending on education. Furthermore, growth in China’s professional services sector is driving demand for qualified talent in China, particularly in the areas of accounting, healthcare, engineering & construction, legal and financial services. We have also benefited from increasing Internet and broadband penetration rates in China, which have increased the accessibility of online education and training courses as an effective and convenient way for people to meet their educational and career development needs.

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

We have experienced and expect to continue to experience seasonality in revenues from online education services primarily due to seasonal changes in course enrollments and the timing of various exams, which are typically offered annually. We have also experienced seasonality in revenues since our acquisition of Xiamen NetinNet in May 2016. We also expect to experience additional seasonality in revenues since our acquisition of Beijing Ruida in July 2018. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.”

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

We may from time to time, however, experience a decrease in course enrollments in certain course offerings if there is a perception within the related industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. Finally, any government decisions to scale back, postpone, suspend, or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues. For example, the PRC State Council promulgated decisions in August 2014, July 2015, January 2016, June 2016 and December 2016, pursuant to which various professional qualifications or certificates, including the Registered Tax Agent and Certified Asset Appraiser, were cancelled or replaced with a qualification evaluation system administered by the State Council. In addition, the government authorities have tightened the employment policy of Associate Constructor and Constructor in 2015. The number of our course enrollments and, therefore, revenues generated from our course offerings for these professional qualifications or certificates for the fiscal year ended September 30, 2015 were adversely affected. The revenue generated from the RTA Qualification Exam, and Associate Constructor and Constructor Qualification Exams decreased by 81.9% and 7.1%, respectively, in fiscal year 2015, compared to fiscal year 2014. The revenue generated from the Associate Constructor and Constructor Qualification Exams further decreased by 14.1% and 28.3% in fiscal years 2016 and 2017, compared to fiscal years 2015 and 2016, respectively. Furthermore, the related government authority promulgated a draft for comment of the amended Regulation on the Registered Constructor Management in July 24, 2017, which may pose more uncertainty to the qualifications requirement of Associate Constructor and Constructor. Therefore, there is a risk that the employment policy of Associate Constructor and Constructor will continue to adversely impact our enrollments and, consequently, revenues in the near future. In addition, starting from late November of 2016, the Department of Finance in certain provinces and cities suspended the Accounting Certificate Examination due to the proposed change in the related examination policy. The number of our course enrollments and, therefore, revenues generated from our course offerings related to this professional qualification for the fiscal year ended September 30, 2017 were adversely affected. The revenue generated from the Accounting Certificate Exam, and accounting continuing education courses decreased by 71.3% and 24.6%, respectively, in fiscal year 2017, compared to fiscal year 2016. In November 2017, SCNPC published the Decision of the SCNPC on Revising the “Accounting Law of the People’s Republic of China” and Other Eleven Pieces of Laws, pursuant to which the requirement of accounting professional qualification to be engaged in accounting work or Accounting Certificate was canceled. In conjunction with the cancellation of the Accounting Certificate, the examination policy of Elementary APQE was released, stating that candidates possessing a high school diploma or above degree can take the Elementary APQE instead of holding an Accounting Certificate. As a result, almost no revenue has been generated from Accounting Certificate Exam courses since the cancellation of the Accounting Certificate.

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

Our ability to address market needs by expanding the range of our course offerings and other services has a direct impact on our ability to maintain growth in our course enrollments. Diversifying our sources of revenues also helps protect us from potential reduced course enrollment due to down-turns in certain industries or professions. To date, our accounting courses remain the largest and most important of all our course offerings in terms of revenue and number of course enrollments. Although we expect this to continue due to the importance of professional requirements in the accounting industry, we will continue to expand our course offerings in other areas to diversify and further grow our revenues. Over the past several years, we have developed our healthcare, and engineering & construction course offerings. However, the expansion of our courses, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new courses, services and products or to maintain their quality and consistency, or other factors. Furthermore, we may not be able to develop and offer additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. For example, we’ve operated the “Tax School Program” since 2013. This business has not yet generated reasonable returns after several years of investments. Therefore, in November 2018, we decided to dispose of 60% interest to its management team, which can be more flexible in formulating future business development strategies.

•	Impact of business acquisitions and strategic investments.

Our ability to successfully identify, execute, integrate and manage new alliances, acquisitions and investments can have a significant effect on our results of operations. We have pursued and may continue to pursue strategic alliance, acquisition and investment opportunities to increase our service offerings and expand our growth; however, such strategic alliances, acquisitions and investments may not generate the financial results we expect and may even result in losses. See “Item 4.A. Information on the Company — History and Development of the Company” for our recent acquisitions and strategic investments. For example, in the fiscal year ended September 30, 2018, we recognized an impairment loss from long-term investments arising from our investment in Piyingke Technology and Mayi Investment Management of $2.5 million and $0.3 million, respectively.

Description of Key Line Items

Net Revenues

We derive net revenues from the sale of online education services, books and reference materials, and other related products and services. Our net revenues are presented net of PRC business tax, value-added taxes, as well as their related surcharges. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	Year Ended September 30,
	2016		2017		2018
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	93,923	79.9%	95,503	72.9%	117,026	70.2%
Books and reference materials	8,067	6.9%	8,980	6.9%	10,213	6.1%
Others	15,558	13.2%	26,505	20.2%	39,429	23.7%
Total net revenues	117,548	100.0%	130,988	100.0%	166,668	100.0%

Online Education Services

We derive most of our revenues from the provision of online education services. Our online education services consist of online professional education and test preparation courses, test preparation courses for self-taught learners pursuing higher education degrees and test preparation courses for high school and college students preparing for various academic and college entrance exams, continuing education and professional development courses, and language courses. Our professional training courses cover a wide range of industries, including accounting, healthcare, engineering & construction, legal and others.

To enroll in our courses, course participants may choose to pay us through online or mobile payment using credit or debit cards, via third-party payment networks, or to purchase pre-paid study cards from our distributors, via bank remittance, postage, by cash at our offices or installment loans offered by other institutions.

Our online courses are mainly available in the following course formats: regular class and premium class in fiscal years 2016, 2017 and 2018, and also elite class in fiscal year 2018. See “Item 4.B. Business overview —Our Online Education Services — Course Formats”.

Books and Reference Materials

We primarily sell our own proprietary learning materials relating to accounting, healthcare, engineering and construction, and legal professional courses and exams through third-party bookstores and distributors across China and directly through our online bookstore and our offices in Beijing. The sale of books and reference materials on topics related to our course subject matter complements our online course offerings, supplements the learning experience of our course participants, helps us to build brand recognition and loyalty among our course participants, and promotes our expertise and reputation in various professional fields. To promote our online courses, we also sell some of our books and reference materials with certain privileges which allow course participants to take a specified number of online courses for no additional charge or by paying discounted fees.

Others

We derive other net revenues mainly from the provision of offline training courses, courseware production services, platform production services, accounting and consulting services, and sale of learning simulation software to the college market.

Cost of Sales

Our cost of sales consists of cost of services and others, and cost of tangible goods sold. The following table shows our cost of sales, gross profit and gross margin for the periods indicated.

	For the Year Ended September 30,
	2016		2017		2018
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net Revenues	117,548	100.0%	130,988	100.0%	166,668	100.0%
Cost of sales:
Cost of services and others	(43,796)	(37.2)%	(50,540)	(38.6)%	(78,936)	(47.4)%
Cost of tangible goods sold	(4,538)	(3.9)%	(6,872)	(5.2)%	(8,947)	(5.3)%
Total cost of sales	(48,334)	(41.1)%	(57,412)	(43.8)%	(87,883)	(52.7)%
Gross profit and gross margin [1]	69,214	58.9%	73,576	56.2%	78,785	47.3%

[1]	Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.

Cost of Services and Others

Cost of services and others accounted for 37.2%, 38.6% and 47.4% of our net revenues in the fiscal years ended September 30, 2016, 2017 and 2018, respectively. Cost of services and others are mainly composed of salaries and related expenses for our tutors, course and content development, website maintenance and information technology technicians and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers, rental and related expenses, and other miscellaneous expenses. Fees paid to lecturers comprised a significant portion of our cost of services and others because we allocate significant resources to contract with high-quality lecturers. The number of lecturers producing online courses for us was 452, 436 and 513 in the fiscal years ended September 30, 2016, 2017 and 2018, respectively. Our online platform enables us to achieve greater economies of scale than traditional offline programs that are limited by fixed teacher-student ratios as we are able to increase the number of course participants without necessarily increasing the number of our lecturers. Our fees paid to online lecturers as a percentage of our net revenues from online education services increased slightly in the fiscal year ended September 30, 2018, as compared to the fiscal year ended September 30, 2017, primarily due to higher-than-expected cash receipts from our refundable accounting elite classes, representing 26.8% of cash receipts from online course registration in the fourth quarter of fiscal year 2018. We incurred lecture fees from these elite classes during the service period, however, we cannot recognize the revenue from these classes until the release of related exam results and the expiration of the students’ right to receive a refund in fiscal year 2019 or later, under current U.S. GAAP ASC605 in fiscal year 2018. Our fees paid to online lecturers as a percentage of our net revenues from online education services increased slightly in the fiscal year ended September 30, 2017, as compared to the fiscal year ended September 30, 2016, primarily due to the adverse impact of the suspension of the Accounting Certificate Exam on our revenues. See “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Specific Factors Affecting Our Results of Operations” for the impact of suspension of Accounting Certificate Examination on our revenues. Our fees paid to offline lecturers increased significantly in the fiscal year ended September 30, 2018, primarily due to higher lecture fees arising from our “Tax School Program”, offline APQE and CPA exam test preparation courses, and offline Legal Professional Qualification Examination test preparation courses offered by newly acquired Beijing Ruida, as compared to the fiscal year ended September 30, 2017. Our fees paid to offline lecturers decreased slightly in the fiscal year ended September 30, 2017, primarily due to stricter control on the lecturer fees per class, as compared to the fiscal year ended September 30, 2016.

Our tutors, course and content development, website maintenance and information technology technicians and other employees also play a critical role in our course development and delivery. We maintain a large, well-trained pool of tutors to answer questions from course participants submitted through our online question and answer board, usually within a 24-hour time period. Our tutors numbered 370 (including 148 part-time tutors), 410 (including 226 part-time tutors) and 521 (including 215 part-time tutors) as of September 30, 2016, 2017 and 2018, respectively. In addition, we allocate sizable resources to retain course production technicians capable of creating high quality high-definition audio-video course materials and other interactive features for our online courses. The number of our course production technicians was 43, 94 and 99 as of September 30, 2016, 2017 and 2018, respectively. We also have a sizable pool of information technology technicians capable of developing a reliable, scalable and secure online platform and technology infrastructure to support our services. The number of our information technology technicians was 122, 184 and 205 as of September 30, 2016, 2017 and 2018, respectively. Following the acquisition of Xiamen NetinNet in May 2016, we had an additional 137 information technology technicians for the development of learning simulation software as of September 30, 2018. To date, salaries and related expenses constitute a large portion of our cost of services and others.

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

Selling Expenses

Selling expenses accounted for 20.9%, 26.7% and 26.8% of our net revenues in the fiscal years ended September 30, 2016, 2017 and 2018, respectively. Our selling expenses consist primarily of salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, advertising and promotion expenses, rental and related expenses, freight and delivery expenses related to our books and reference materials and promotional materials, and other selling expenses. The salaries of our customer service staff were significant as we maintained the number of our customer service staff at a high level to serve a greater number of course participants and other customers, and to generate sales through our direct sales efforts. The salaries of our sales and marketing staff were also significant as we maintained the number of our sales and marketing staff at a high level to promote our business. Following the acquisition of Xiamen NetinNet and Beijing Ruida in May 2016 and July 2018, respectively, we had additional teams of customer service staff and sales and marketing staff for the learning simulation software segment and Legal Professional Qualification Examination test preparation courses offering, respectively.

General and Administrative Expenses

Our general and administrative expenses accounted for 14.3%,14.9% and 12.8% of our net revenues in the fiscal years ended September 30, 2016, 2017 and 2018, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, professional fees, depreciation and amortization, rental and related expenses, share-based compensation expenses and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office, communication and entertainment expenses.

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

CDEL Hong Kong is incorporated in Hong Kong and provides accounting professional training and related consulting services. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2016, 2017 and 2018. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by CDEL Hong Kong to us.

PENCIL is incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as PENCIL has no assessable profits in Hong Kong in the fiscal years ended September 30, 2016, 2017 and 2018. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by PENCIL to us through CDEL Hong Kong.

DL Education is incorporated in the United States as our wholly owned subsidiary. DL Education has not conducted any substantive operations since its inception. No provision for tax has been made as DL Education has no assessable profits in the United States in the fiscal years ended September 30, 2016 and 2017. We deregistered DL Education in the second quarter of fiscal year ended September 30, 2017.

China Healthcare Investment is incorporated in the British Virgin Islands as our wholly-owned subsidiary. Under the current law of the British Virgin Islands, China Healthcare Investment is not subject to income or capital gains tax.

China Healthcare Education is incorporated in Hong Kong as a wholly-owned subsidiary of China Healthcare Investment. China Healthcare Education has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as China Healthcare Education has no assessable profits in Hong Kong in the fiscal years ended September 30, 2016, 2017 and 2018. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by China Healthcare Education to us through China Healthcare Investment.

Enterprise Income Tax

The current and deferred components of the income tax expense appearing in our consolidated statements of operations are as follows:

	Years ended September 30,
	2016	2017	2018
	$	$	$
	(in thousands)
Current tax expense	5,799	5,344	5,717
Deferred tax expense(benefit)	351	(724)	(3,410)
	6,150	4,620	2,307

Champion Technology, Beijing Champion, Zhengbao Yucai, and Xiamen NetinNet obtained preferential tax treatments as “high and new technology enterprises” under EIT Law that resulted in lower tax rates. Champion Technology was and will be subject to the tax rate of 15% from 2010 through 2019, Beijing Champion was and will be subject to the tax rate of 15% from 2008 through 2019, Zhengbao Yucai was and will be subject to the tax rate of 15% from 2012 through 2020, and Xiamen NetinNet was and will be subject to the tax rate of 15% from 2014 through 2019. Our other PRC entities are mainly subject to the standard income tax rate of 25%. See “Risk Factors — General Risks Relating to Conducting Business in China — The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology, controlled companies, Zhengbao Yucai and Xiamen NetinNet, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.”

For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.5 million, $0.6 million and $0.2 million have been made in the fiscal years ended September 30, 2016, 2017 and 2018, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. See “Risk Factors — General Risks Relating to Conducting Business in China — We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiaries.”

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

Business Tax, Value-Added Tax and Related Surcharges

Prior to May 2016, according to the then applicable tax laws, we were mainly subject to 3.36% business tax and related surcharges on the revenues earned from provision of education services, which are recognized net of all business tax and related surcharges. The business tax and related surcharges netted against revenues for the year ended September 30, 2016 are $3.4 million. Starting from May 2016, according to the revised tax laws, we are subject to value-added tax and related surcharges on the revenues earned from provision of education services and sale of learning simulation software. To date, we are mainly subject to 3.36%-6.72% value-added tax and related surcharges on the revenues earned from provision of education services and 17.92% (19.04% before May 2018) value-added tax and related surcharges on the revenues earned from sale of learning simulation software, which are recorded net of all value-added tax and related surcharges.

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

Each of Champion Technology, Champion Education Technology, and Champion Wangge was VAT general taxpayer in the fiscal years ended September 30, 2016, 2017 and 2018. We are required to remit the VAT we collected to the tax authority. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets.

In addition, in accordance with the relevant tax laws in the PRC, VAT is also calculated based on the sales value of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue generating transactions. Pursuant to the circulars jointly issued by MOF and SAT on December 25, 2013 and June 5, 2018, respectively, the proceeds received from customers for sales related to books and reference materials are exempt from VAT from January 1, 2013 through December 31, 2017, and from January 1, 2018 through December 31, 2020, respectively. As a result, Beijing Champion and Zhengbao Yucai enjoyed and continue to enjoy this tax exemption from March 2014 and May 2014 respectively upon the filing of tax exemption applications to the state tax bureau. Such VAT exemption is also applicable to Champion Culture and Champion Accounting from January 2016 and May 2016, respectively. Beijing Ruida also enjoys this tax exemption through December 31, 2020.

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

Online education services. We generate most of our revenues from online education services provided to course participants pursuant to two types of revenue models — a non-refundable course model and a refundable course model. Our online courses are mainly available in the following course formats: regular class and premium class in fiscal years 2016, 2017 and 2018, and also elite class in fiscal year 2018.

The online courses using the non-refundable course model are mainly comprised of regular classes and premium classes. The revenues for the regular classes are recognized on a straight line basis over the subscription period from the month in which the course participant enrolls in the course to the month in which subscribed course terminates. For premium classes, if the course participant fails to pass the course examination and certain pre-agreed conditions are met, the participant can retake the same premium course for free for the following year or years. As such, the discount is proportionately applied as a deduction to revenue recognized for each of the premium classes that the course participants take.

For online courses using the refundable course model (i.e. elite classes in fiscal year 2018), if the course participant fails the professional exam and certain pre-agreed conditions are met, the course participant is entitled to either a full refund or the right to retake the course. Proceeds from the refundable course model are initially recorded as “refundable fees.” Revenues are recognized upon the expiration of the course participants’ right to receive a refund or ratably over the course period if the participant decides to retake the course before the expiration of such right.

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

We also operate an Online Open Learning Platform, a proprietary education platform that allows other parties to share their educational content or deliver live courses online. After passing our quality control reviews, experts and scholars of various fields can either record their own lectures and post them on our Open Learning Platform website, or deliver real-time audio-video courses. We offer coaching services to these lecturers and deploy a user evaluation system to ensure that these courses meet its quality and effectiveness standards. We pay the experts and scholars a certain percentage of the service fee we receive from the end users. Revenues from our Open Learning Platform are recognized on a gross basis as we are the primary obligor in the arrangement and bear the risks and rewards, including the quality control and the services delivered. Revenue from this service has not been significant.

Books and reference materials. We sell books and reference materials to end users directly or through distributors. Revenues relating to such sales are recorded when cash is collected. Inventory costs of products delivered to distributors for which revenues have been deferred are presented as “deferred costs” on the consolidated balance sheets.

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

Others. We derive other revenue mainly from the provision of offline professional training, courseware production services, platform production services, sale of learning simulation software, accounting and consulting services, and others.

The offline professional training mainly includes two businesses: (1) accounting, healthcare and legal professional training for accounting firms and the general public, and (2) the business start-up training service. We recognize revenues for accounting, healthcare and legal professional training when the training courses are provided. For the business start-up training service, the tuition fees of the training participants are subsidized by the government. Since qualified enrollments and the fees to be earned cannot be determined until we have received confirmation from government agencies regarding such figures after the completion of services, we recognize the revenue upon cash receipt or the receipt of confirmation from government agencies, whichever is earlier, when all the other revenue recognition criteria have been met.

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

We recognize revenues from accounting and consulting services when the services are provided.

Long-Lived Assets — Property, Plant and Equipment and Intangible Assets

Judgment is required to determine the estimated useful lives of our long-lived assets. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. We did not record impairment losses on our long-lived assets in the fiscal years ended September 30, 2016, 2017 and 2018, respectively.

Goodwill

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. As of September 30, 2018, we had three reporting units: professional education service (formerly named as online education service), business start-up training service, and sale of learning simulation software. We perform our goodwill impairment test on September 30th of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.

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

The following table sets forth the details of goodwill impairment test as of September 30, 2018:

	Professional education service	Business start-up training service	Sale of learning simulation software	Total
		(in thousands of $)
Estimated fair value	226,806	25,927	52,417	305,150
Carrying value net	90,963	24,123	41,267	156,353

Because the fair values of each of the three reporting units exceed their carrying amounts, no second step of goodwill impairment test was performed.

In determining the fair values of our reporting units as of September 30, 2018, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 17.0% – 24.5% and a terminal value growth rate at 3%.

In particular, in determining the fair value of our business start-up training service reporting unit, we assumed revenue will recover in fiscal years 2019, 2020 and 2021, with expected annual growth of approximately 15%, following a decrease in revenue of 12.7% in fiscal year 2018 as expected. The decrease in revenue in fiscal year 2018 is mainly due to the adverse change in subsidy policy and increased competition in Shanghai district. The impact of adverse changes in business conditions in Shanghai district on overall business start-up training service revenue is expected to a lesser extent in fiscal years 2019, 2020 and 2021, given the expected increase in revenue contribution from other districts. See “Item 3. Key Information — D. Risk factors — Changes in the government authorities’ subsidy policy with respect to our business start-up training courses could adversely affect our financial condition and results of operations” for details of the impact of changes in subsidy policy on our revenue from business start-up training service. We assumed cost of services and operating expenses as a percentage of revenue for our business start-up training service reporting unit will be maintained at a high level of 93.3%, 90.1%, and 86.9%, with slight year-over-year declines due to expected economies of scale, in the fiscal years 2019, 2020 and 2021, respectively. The estimated high level of expenses is mainly due to increased salaries and related expenses, lecture fees, and commission to agents.

Publicly available information regarding our market capitalization was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of September 30, 2018, no impairment of goodwill was identified for the reporting units of professional education service, business start-up training service and sale of learning simulation software.

The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by the management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charges.

Income taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in our income statement in the period that includes the enactment date. We consider current tax laws and our interpretation of them when we make our judgments, assumptions and estimates relative to the current provision for income tax. We also assess a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Such evidence includes our estimates of future taxable income and tax planning strategies. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to the current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

For uncertainty in tax positions, we recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Based on this assessment, as of September 30, 2016, 2017 and 2018, respectively, we have recognized an approximately $0.2 million, $0.2 million and $0.2 million accrual for unrecognized tax benefits which is included in the account of “accrued expenses and other liabilities”. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. We recognize, if any, interest related to unrecognized tax benefit in interest expense and penalties in other expenses. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to the current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

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

Share-based Compensation Expenses

Share-based payment transactions with employees, officers and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. We recognize compensation expense over the vesting term on a straight-line basis with the amount of compensation expense recognized during any period not less than the portion of the grant-date value of the option vested during that period.

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

We estimated the fair value of each option award granted to employees, officers and non-employees under the Prior Plan and the fair value of each option award granted to non-executive directors, officers and employees under the New Plan using the relevant and appropriate Option Pricing Model. We use the quoted market price of our ADS at each measurement date to measure the fair value of nonvested restricted shares we granted to directors, officers and employees.

On November 18, 2014, we had granted options for the purchase of a total of 2,800,000 ordinary shares to employees and officers under the New Plan at $3.7425 per share based on the closing price of our ADSs on NYSE on November 18, 2014. On August 23, 2017, we reduced the exercise price of all outstanding share options granted on November 18, 2014 under the New Plan to $1.8075 per share based on the closing price of our ADSs on NYSE on August 23, 2017. We did not grant option awards during the fiscal years ended September 30, 2016, 2017 and 2018, respectively.

We estimated the fair value of option award repriced on August 23, 2017 using Binomial Option Pricing Model. The volatility assumption was estimated based on the price volatility of our shares. The risk-free rate was based on the market yield of US Treasury Bonds with maturity terms equal to the remaining life of the option awards.

Historically, we estimated forfeitures at the time of grant based on our historical experiences and record share-based compensation expenses only for those awards that are expected to vest. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods. Starting from October 1, 2017, we have elected to account for forfeitures as they occur rather than applying an estimated forfeiture rate to share-based compensation expenses on a prospective basis. The amount of compensation expenses recognized at any date is at least equal to the portion of the fair value of the awards that are vested as of that date.

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

We also have entered into contractual arrangements with Champion Healthcare Education and its shareholders such that Champion Healthcare Education is considered a variable interest entity for which we are considered its primary beneficiary. We believe that the powers of attorney are valid, binding and enforceable under existing PRC laws and regulations and enable our subsidiary, Zhongxi Healthcare Education, to vote on all matters requiring the shareholder approval of Champion Healthcare Education. We also believe that the exclusive option agreement provides us with a substantive kick out right. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under current PRC laws and regulations, and believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the exclusive option does not represent a financial barrier or disincentive for us to currently exercise our rights under the exclusive option agreement. Our rights under the powers of attorney and the exclusive option agreement give us the power to control the shareholders of Champion Healthcare Education and thus the power to direct the activities that most significantly impact Champion Healthcare Education’s economic performance. We believe that our ability to exercise control, together with the exclusive business cooperation agreement and the equity pledge agreement, give us the rights to receive substantially all of the economic benefits from Champion Healthcare Education in consideration for the services provided by Zhongxi Healthcare Education. Accordingly, as the primary beneficiary of Champion Healthcare Education and in accordance with U.S. GAAP, we are able to consolidate Champion Healthcare Education’s financial results, and assets and liabilities in our consolidated financial statements. Champion Healthcare Education has not started conducting any business since its incorporation. As a result, no economic benefits of Champion Healthcare Education are available to date for transfer to our PRC subsidiary, Zhongxi Healthcare Education.

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

We are a holding company with no material operations of our own. We conduct substantially most of our operations in China through contractual arrangements with our variable interest entities, and their shareholders. See “Item 4.C. Information on the Company — Organizational Structure” for a summary of these contractual arrangements. In the fiscal years ended September 30, 2016, 2017 and 2018, our variable interest entities and their subsidiaries contributed in aggregate 94%, 87% and 91% respectively, of our total net revenues. As of the fiscal years ended September 30, 2017 and 2018, our variable interest entities and their subsidiaries accounted for an aggregate of 44% and 51%, respectively, of our total assets, and 57% and 60%, respectively, of our total liabilities.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted prices for similar investments in the active market, if applicable, or the discounted cash flow approach, which requires significant judgment and assumptions, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of the long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We recorded nil, $0.7 million and $0.3 million impairment losses on our equity method investment in the fiscal years ended September 30, 2016, 2017 and 2018, respectively.

Cost Method Investments

For investee companies over which we do not have significant influence and a controlling interest, we carry the investment at cost and recognize as income any dividend received from distribution of the investee’s earnings.

We review our cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of our cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. We did not record impairment losses on our cost method investments in the fiscal years ended September 30, 2016, 2017 and 2018, respectively.

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

We review our investments for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near term prospects of the investees. We recorded nil, nil, and $2.5 million impairment losses on our available-for-sale investments in the fiscal years ended September 30, 2016, 2017 and 2018, respectively.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration, and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability. It is subsequently carried at fair value with changes in fair value reflected in earnings.

In a business combination achieved in stages, the previously held equity interest is remeasured in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations.

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

	Years Ended September 30,
	2016		2017		2018
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	93,923	79.9%	95,503	72.9%	117,026	70.2%
Books and reference materials	8,067	6.9%	8,980	6.9%	10,213	6.1%
Others	15,558	13.2%	26,505	20.2%	39,429	23.7%
Total net revenues	117,548	100.0%	130,988	100.0%	166,668	100.0%
Cost of sales:
Cost of services and others	(43,796)	(37.2)%	(50,540)	(38.6)%	(78,936)	(47.4)%
Cost of tangible goods sold	(4,538)	(3.9)%	(6,872)	(5.2)%	(8,947)	(5.3)%
Total cost of sales	(48,334)	(41.1)%	(57,412)	(43.8)%	(87,883)	(52.7)%
Gross profit	69,214	58.9%	73,576	56.2%	78,785	47.3%
Operating expenses:
Selling expenses	(24,517)	(20.9)%	(34,910)	(26.7)%	(44,717)	(26.8)%
General and administrative expenses	(16,778)	(14.3)%	(19,468)	(14.9)%	(21,253)	(12.8)%
Total operating expenses	(41,295)	(35.2)%	(54,378)	(41.6)%	(65,970)	(39.6)%
Change in fair value in connection with business combination	—	—%	—	—%	84	0.1%
Other operating income	806	0.7%	1,912	1.5%	3,051	1.8%
Operating income	28,725	24.4%	21,110	16.1%	15,950	9.6%
Interest income	2,020	1.7%	1,531	1.2%	2,522	1.5%
Interest expense	(555)	(0.5)%	(1,049)	(0.8)%	(3,331)	(2.0)%
Exchange gain	2,462	2.1%	128	0.1%	2,476	1.5%
Impairment loss from long-term investments	—	—%	(679)	(0.5)%	(2,835)	(1.7)%
Income before income taxes	32,652	27.7%	21,041	16.1%	14,782	8.9%
Less: Income tax expense	(6,150)	(5.2)%	(4,620)	(3.5)%	(2,307)	(1.4)%
Loss from equity method investment	(91)	(0.0)%	(153)	(0.1)%	(172)	(0.1)%
Net income	26,411	22.5%	16,268	12.5%	12,303	7.4%
Less: Net income attributable to noncontrolling interest	121	0.1%	1,333	1.0%	677	0.4%
Net income attributable to China Distance Education Holdings Limited	26,290	22.4%	14,935	11.5%	11,626	7.0%

Fiscal Year Ended September 30, 2018 Compared to Fiscal Year Ended September 30, 2017

Net Revenues

Our net revenues increased by 27.2% to $166.7 million in the fiscal year ended September 30, 2018 from $131.0 million in the fiscal year ended September 30, 2017, primarily as a result of growth in revenue from online education services and other sources, including offline professional training courses and accounting and consulting services.

Online education services. Net revenues from online education services increased by 22.5% to $117.0 million in the fiscal year ended September 30, 2018 from $95.5 million in the fiscal year ended September 30, 2017. The growth in net revenues from online education services was primarily due to strong revenue growth from the accounting vertical and revenue from the legal vertical contributed by our newly acquired Beijing Ruida, partially offset by softer growth in revenue from the healthcare and engineering & construction verticals. Despite the strong revenue growth from the accounting vertical, the course enrollments of the Accounting Certificate Exam and related accounting continuing education courses, which have relatively lower average selling prices, continued to decrease by 96.7% and 27.6%, respectively, in fiscal year 2018, compared to fiscal year 2017, due to the cancellation of the Accounting Certificate Exam in November 2017. As a result of the foregoing, the total number of our online course enrollments decreased by 6.8% from 3,319,000 in fiscal year 2017 to 3,094,000 in fiscal year 2018. The revenues generated from our accounting, healthcare, and engineering & construction courses increased by 34.1%, 2.6% and 0.6%, respectively, in fiscal year 2018, compared with fiscal year 2017. Our accounting courses continued to account for the majority of our course enrollments and revenue. Our accounting courses generated revenues of $73.1 million in fiscal year 2018, compared to $54.5 million in fiscal year 2017. In addition, our healthcare and engineering & construction courses generated revenues of $27.2 million and $7.7 million, respectively, in fiscal year 2018, compared to $26.5 million and $7.7 million, respectively, in fiscal year 2017. See “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Specific Factors Affecting Our Results of Operations” for the impact of the suspension of the Accounting Certificate Exam on our revenues.

Books and reference materials. Net revenues from sales of books and reference materials increased by 13.7% to $10.2 million in the fiscal year ended September 30, 2018 from $9.0 million in the fiscal year ended September 30, 2017.

Others. Our net revenues from other sources increased by 48.8% to $39.4 million in the fiscal year ended September 30, 2018 from $26.5 million in the fiscal year ended September 30, 2017, primarily due to higher revenue from our offline accounting professional training courses, including APQE and CPA exam test preparation courses, revenue from offline Legal Professional Qualification Examination test preparation courses offered by newly acquired Beijing Ruida, and revenue from accounting and consulting services offered by newly acquired Jiangsu Asset. The revenue from other sources was partially offset by a decrease in revenue from business start-up training courses.

Gross Profit

Our gross profit increased by 7.1% to $78.8 million in the fiscal year ended September 30, 2018 from $73.6 million in the fiscal year ended September 30, 2017. Our gross margin was 47.3% in the fiscal year ended September 30, 2018, compared with 56.2% in the fiscal year ended September 30, 2017.

Operating Expenses

Our operating expenses increased by 21.3% to $66.0 million in the fiscal year ended September 30, 2018 from $54.4 million in the fiscal year ended September 30, 2017 for the reasons explained below.

Selling expenses. Our selling expenses increased by 28.1% to $44.7 million in the fiscal year ended September 30, 2018 from $34.9 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased salaries and related expenses, commission to agents, rental and related expenses, and freight and delivery expenses related to our books and reference materials and promotional materials. This increase was partially offset by decreased marketing and promotional activities. As a percentage of our net revenues, our selling expenses increased slightly to 26.8% of our net revenues in the fiscal year ended September 30, 2018, from 26.7% of our net revenues in the fiscal year ended September 30, 2017.

General and administrative expenses. Our general and administrative expenses increased by 9.2% to $21.3 million in the fiscal year ended September 30, 2018 from $19.5 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased salaries and related expenses, and rental and related expenses. This increase was partially offset by a reversal of provision for doubtful debts associated with our business start-up training services and sale of learning simulation software. As a percentage of our net revenues, our general and administrative expenses decreased to 12.8% of our net revenues in the fiscal year ended September 30, 2018, from 14.9% of our net revenues in the fiscal year ended September 30, 2017.

Other Operating Income

In the fiscal year ended September 30, 2018, we had other operating income of $3.1 million which was mainly from (i) VAT refund from learning simulation software business; (ii) R&D subsidy from learning simulation software business; and (iii) subsidy from listing of Zhengbao Yucai on the China’s New Third Board. In the fiscal year ended September 30, 2017, we had other operating income of $1.9 million which was mainly from (i) VAT refund from learning simulation software business; (ii) R&D subsidy from learning simulation software business; (iii) subsidy from listing of Zhengbao Yucai on the China’s New Third Board; and (iv) cash compensation from third parties for infringement of our courseware copyrights and breach of contracts.

Impairment loss from long-term investments

Impairment loss from long-term investments for the fiscal year ended September 30, 2018 was $2.8 million, due to an impairment of our investment in Mayi Investment Management and Piyingke Technology amounting to $0.3 million and $2.5 million, respectively.

Income taxes

Income tax expense for the fiscal year ended September 30, 2018 was $2.3 million, compared with an income tax expense of $4.6 million in the fiscal year ended September 30, 2017. The decrease in income tax expense was mainly due to the decrease in taxable income generated from the PRC in fiscal year 2018 compared with fiscal year 2017.

Loss from equity method investment

Loss from equity method investment for the fiscal year ended September 30, 2018 was $0.2 million, compared with $0.2 million in the fiscal year ended September 30, 2017, mainly due to our share of loss from our investee companies, Mayi Investment Management and Hangzhou Wanting. This loss was partially offset by our share of profit from other small investments.

Net Income

As a result of the above factors, our net income was $11.6 million in the fiscal year ended September 30, 2018, compared to net income of $14.9 million in the fiscal year ended September 30, 2017.

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

Discussion of Segment Operations

Prior to fiscal year ended September 30, 2016, we operated and managed our business as a single segment that included primarily the provision of online and offline education services and selling of related products. During the fiscal year ended September 30, 2016, we determined that our business start-up training services, previously included in the provision of online education services, met the criteria for separate reportable segment given its financial information is separately disclosed by Zhengbao Yucai on the New Third Board, and is separately reviewed by our chief operating decision maker. Additionally, upon the acquisition of Xiamen NetinNet in fiscal year 2016, Xiamen NetinNet became one operating segment as of September 30, 2016. As a result, we determined that for the fiscal years ended September 30, 2016, 2017 and 2018, we operated in three operating segments, namely professional education services (formerly named as “online education services”), business start-up training services and the sale of learning simulation software. During the fiscal year ended September 30, 2018, we renamed our education services segment from “online education services” to “professional education services”, which has no impact on segment reporting.

Net revenues from our professional education services accounted for 93.7%, 87.2% and 90.3%, respectively, of our total net revenues in the fiscal years ended September 30, 2016, 2017 and 2018. Net revenues from our business start-up training services accounted for 3.7%, 4.0% and 2.7%, respectively, of our total net revenues in the fiscal years ended September 30, 2016, 2017 and 2018. Net revenues from our sale of learning simulation software accounted for 2.6%, 8.8% and 7.0% respectively, of our total net revenues in the fiscal years ended September 30, 2016, 2017 and 2018. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Revenue recognition.”

Cost of sales for our professional education services primarily consists of salaries and related expenses for our tutors, course and content development, website maintenance and information technology technicians and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers, rental and related expenses, cost of books and reference materials and other miscellaneous expenses.

Cost of sales for our business start-up training services primarily consists of salaries and related expenses for our tutors, website maintenance and information technology technicians, fees paid to our course lecturers, cost of purchases and other miscellaneous expenses.

Cost of sales for our sale of learning simulation software primarily consists of salaries and related expenses for our website maintenance and information technology technicians, depreciation and amortization expenses, rental and related expenses, cost of purchases and other miscellaneous expenses.

Selling expenses for our professional education services primarily consist of salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, advertising and promotion expenses, rental and related expenses, freight and delivery expenses related to our books and reference materials and promotional materials, and other selling expenses.

Selling expenses for our business start-up training services primarily consist of salaries and related expenses of our sales and marketing staff, commissions paid to our agents, and other selling expenses.

Selling expenses for our sale of learning simulation software primarily consist of salaries and related expenses of our sales and marketing staff, advertising and promotion expenses, travelling expenses, commissions paid to our agents and other selling expenses.

General and administrative expenses for our professional education services primarily consist of administrative staff compensation and benefits, professional fees, depreciation and amortization expenses, rental and related expenses, share-based compensation expenses and other miscellaneous expenses.

General and administrative expenses for our business start-up training services primarily consist of administrative staff compensation and benefits, professional fees and other miscellaneous expenses.

General and administrative expenses for our sale of learning simulation software primarily consist of administrative staff compensation and benefits, rental and related expenses and other miscellaneous expenses.

The following table lists our net revenues, operating costs and expenses, and operating income by reportable segment for the periods indicated.

	For the Year Ended September 30,
(in thousands of $)	2016	2017	2018
Net revenues of reportable segments:
Professional education services	110,137	114,190	150,484
Business start-up training services	4,375	5,276	4,608
Sale of learning simulation software	3,036	11,522	11,576
Total net revenues of reportable segments	117,548	130,988	166,668
Total net revenues of our company	117,548	130,988	166,668
Operating costs and expenses of reportable segments:
Cost of sales:
Professional education services	(44,473)	(50,168)	(79,168)
Business start-up training services	(1,915)	(2,069)	(2,644)
Sale of learning simulation software	(1,946)	(5,175)	(6,071)
Selling expenses:
Professional education services	(22,556)	(30,696)	(39,698)
Business start-up training services	(688)	(869)	(1,127)
Sale of learning simulation software	(1,273)	(3,345)	(3,892)
General and administrative expenses:
Professional education services	(12,049)	(12,890)	(14,548)
Business start-up training services	(776)	(1,034)	(896)
Sale of learning simulation software	(700)	(2,031)	(1,316)
Unallocated corporate expenses	(3,253)	(3,513)	(4,493)
Total operating costs and expense:
Professional education services	(79,078)	(93,754)	(133,414)
Business start-up training services	(3,379)	(3,972)	(4,667)
Sale of learning simulation software	(3,919)	(10,551)	(11,279)
Unallocated corporate expenses	(3,253)	(3,513)	(4,493)
Other operating income:
Professional education services	570	184	643
Business start-up training services	2	91	76
Sale of learning simulation software	234	1,637	2,332
Operating income (loss):
Professional education services	31,629	20,620	17,797
Business start-up training services	998	1,395	17
Sale of learning simulation software	(649)	2,608	2,629
Unallocated corporate expenses	(3,253)	(3,513)	(4,493)

Fiscal Year Ended September 30, 2018 Compared to Fiscal Year Ended September 30, 2017

Net Revenues of Reportable Segments

Professional education services. Net revenue from professional education services increased by 31.8% to $150.5 million in the fiscal year ended September 30, 2018 from $114.2 million in the fiscal year ended September 30, 2017. This strong growth was primarily due to the factors discussed in “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Fiscal Year Ended September 30, 2018 Compared to Fiscal Year Ended September 30, 2017- Net Revenues- Online education services, Books and reference materials, and Others”.

Business start-up training services. Net revenue from business start-up training services decreased by 12.7% to $4.6 million in the fiscal year ended September 30, 2018 from $5.3 million in the fiscal year ended September 30, 2017. This decrease was primarily due to decreased revenue generated from training services in Shanghai.

Sale of learning simulation software. Net revenue from the sale of learning simulation software increased by 0.5% to $11.6 million in the fiscal year ended September 30, 2018 from $11.5 million in the fiscal year ended September 30, 2017.

Operating Costs and Expenses of Reportable Segments

Cost of sales

Professional education services. Cost of sales for professional education services increased by 57.8% to $79.2 million in the fiscal year ended September 30, 2018 from $50.2 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased salaries and related expenses, fees paid to our course lecturers for the expansion of online and offline course offerings, cost of books and reference materials, rental and related expenses associated with our new office space in Beijing and increased offline course offerings, as well as expenses associated with newly acquired Beijing Ruida.

Business start-up training services. Cost of sales for business start-up training services increased by 27.8% to $2.6 million in the fiscal year ended September 30, 2018 from $2.1 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased salaries and related expenses, and cost of purchases.

Sale of learning simulation software. Cost of sales for the sale of learning simulation software increased by 17.3% to $6.1 million in the fiscal year ended September 30, 2018 from $5.2 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased salaries and related expenses, and cost of purchases.

Selling expenses

Professional education services. Selling expenses for professional education services increased by 29.3% to $39.7 million in the fiscal year ended September 30, 2018 from $30.7 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased salaries and related expenses, freight and delivery expenses related to our books and reference materials and promotional materials, commission to our agents, and rental and related expenses, as well as expenses associated with newly acquired Beijing Ruida. This increase was partially offset by decreased marketing and promotional activities,

Business start-up training services. Selling expenses for business start-up training services increased by 29.7% to $1.1 million in the fiscal year ended September 30, 2018 from $0.9 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased commission to our agents.

Sale of learning simulation software. Selling expenses for the sale of learning simulation software increased by 16.4% to $3.9 million in the fiscal year ended September 30, 2018 from $3.3 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased commission to our agents.

General and administrative expenses

Professional education services. General and administrative expenses for professional education services increased by 12.9% to $14.5 million in the fiscal year ended September 30, 2018 from $12.9 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased salaries and related expenses, and rental and related expenses, as well as expenses associated with newly acquired Beijing Ruida.

Business start-up training services. General and administrative expenses for business start-up training services decreased by 13.3% to $0.9 million in the fiscal year ended September 30, 2018 from $1.0 million in the fiscal year ended September 30, 2017. This decrease was primarily due to decreased professional fees and a reversal of provision for doubtful debts relating to business start-up training services.

Sale of learning simulation software. General and administrative expenses for the sale of learning simulation software decreased by 35.2% to $1.3 million in the fiscal year ended September 30, 2018 from $2.0 million in the fiscal year ended September 30, 2017. This decrease was primarily due to a reversal of provision for doubtful debts relating to the sale of learning simulation software.

Fiscal Year Ended September 30, 2017 Compared to Fiscal Year Ended September 30, 2016

Net Revenues of Reportable Segments

Professional education services. Net revenue from professional education services increased by 3.7% to $114.2 million in the fiscal year ended September 30, 2017 from $110.1 million in the fiscal year ended September 30, 2016. This softer growth was primarily due to the factors discussed in “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Fiscal Year Ended September 30, 2017 Compared to Fiscal Year Ended September 30, 2016- Net Revenues- Online education services, and Books and reference materials”.

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

Operating Costs and Expenses of Reportable Segments

Cost of sales

Professional education services. Cost of sales for professional education services increased by 12.8% to $50.2 million in the fiscal year ended September 30, 2017 from $44.5 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased salaries and related expenses, and cost of books and reference materials. This increase was partially offset by decreased rental and related expenses.

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

Selling expenses

Professional education services. Selling expenses for professional education services increased by 36.1% to $30.7 million in the fiscal year ended September 30, 2017 from $22.6 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased marketing and promotional activities, salaries and related expenses, and freight and delivery expenses related to our books and reference materials and promotional materials.

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

General and administrative expenses

Professional education services. General and administrative expenses for professional education services increased by 7.0% to $12.9 million in the fiscal year ended September 30, 2017 from $12.0 million in the fiscal year ended September 30, 2016. This increase was primarily due to increased provision for doubtful debts and other miscellaneous expenses.

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

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated internally. As of September 30, 2016, 2017 and 2018, we had approximately $70.5 million, $100.6 million and $99.6 million in cash and cash equivalents, bank term deposits, restricted cash, and short-term investments, respectively. As of September 30, 2018, our cash and cash equivalents of $30.8 million primarily consisted of cash on hand and bank deposits, and are deposited with banks in China, Hong Kong and United States. We intend to finance our future working capital requirements and capital expenditures through our normal course of business from net cash generated from operating activities, existing cash and cash equivalents. We believe that our working capital is sufficient for our present requirements. We do, however, expect to spend money on the further development of our “Chinaacc” and “med66.com” brands and other brands in the disciplines for which we offer courses, and strategic acquisition and investment opportunities. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — We may need additional capital but may not be able to obtain it on acceptable terms or at all.”

Our PRC subsidiaries and consolidated controlled companies and affiliated entities, in the aggregate, held RMB664.9 million ($96.8 million) in cash and cash equivalents, restricted cash and short-term investments, as of September 30, 2018. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, please see “Risk Factors — Risks Relating to Conducting Business in China — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits”, and “— Restrictions on currency exchange may limit the ability of our PRC subsidiaries, controlled companies and affiliated entities to finance their activities.”

Our PRC subsidiaries and our consolidated controlled companies and affiliated entities generally earn their revenues in Renminbi which is not a freely convertible currency. Although our PRC subsidiaries generally may convert Renminbi into foreign currency to pay dividends, our PRC subsidiaries must follow specific procedural requirements which could result in delay or which could change in the future. In addition, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. Pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. As a result of these PRC restrictions, our PRC subsidiaries and consolidated controlled companies and affiliated entities are restricted in their ability to transfer a portion of their net assets to CDEL Cayman (either in the form of dividends, loans or advances), which restricted portion as calculated under US GAAP amounted to approximately RMB209.9 million ($31.6 million) and RMB227.5 million ($33.1 million), respectively, as of September 30, 2017 and September 30, 2018.

We are a holding company incorporated under the laws of the Cayman Islands. We derive a substantial majority of our income from the business operation of our PRC subsidiaries and consolidated controlled companies and affiliated entities in China. Since January 1, 2008, dividends derived by foreign enterprises from business operations in China are subject to a withholding tax rate of 10% unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.5 million, $0.6 million and $0.2 million have been made in the fiscal years ended September 30, 2016, 2017 and 2018, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. The economic benefits of our PRC consolidated affiliated entity, Beijing Champion, are mainly transferred to our PRC subsidiaries Champion Education Technology and Champion Technology through payment of service fees and licensing fees under the Software License Agreement, Courseware Production Entrustment Agreement, Technical Support and Consultancy Services Agreement and Courseware License Agreement entered into between Beijing Champion, Champion Education Technology and Champion Technology. Such service fees and licensing fees are subject to VAT and related surcharges. Upon receipt of such fees, they will become a portion of revenues for Champion Education Technology and Champion Technology and can be remitted to the Cayman Islands holding company in the form of dividend distribution. Our other PRC consolidated affiliated entity, Champion Healthcare Education has not started conducting any business to date. As a result, no economic benefits of Champion Healthcare Education are available for transfer to our PRC subsidiary, Zhongxi Healthcare Education.

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

The following table summarizes our cash flows in the fiscal years ended September 30, 2016, 2017 and 2018:

	For the Year Ended September 30,
	2016	2017	2018
	$	$	$
	(In thousands)
Net cash generated from operating activities	38,969	37,731	50,094
Net cash (used in) investing activities	(34,023)	(45,468)	(55,497)
Net cash (used in) generated from financing activities	(62,866)	33,295	(3,302)
Exchange rate effect on cash and cash equivalents and restricted cash	(7,067)	599	(4,114)
Net (decrease) increase in cash and cash equivalents and restricted cash	(64,987)	26,157	(12,819)
Cash and cash equivalents and restricted cash at beginning of the year*	134,211	69,224	95,381
Cash and cash equivalents and restricted cash at end of the year*	69,224	95,381	82,562

*

In November 2016, the FASB issued a new pronouncement, ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. This new guidance requires restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the total beginning and ending amounts on the statement of cash flows. We elected to early adopt this ASU on October 1, 2017 and applied the changes retrospectively to all prior periods presented in our consolidated statements of cash flows.

CDEL Cayman, our ultimate holding company, may rely on dividends and other distributions on equity paid by our PRC subsidiaries for its cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. See Note 18 to our consolidated financial statements included in this annual report.

Operating activities

Net cash of $50.1 million generated from operating activities in the fiscal year ended September 30, 2018 was primarily attributable to (i) net income before non-cash items including share-based compensation expenses, depreciation and amortization, impairment loss from long-term investments, and change in fair value of our investment in Beijing Ruida, (ii) increase in deferred revenue of $23.2 million, and (iii) increase in refundable fees of $13.4 million. The increase in operating cash flow was partially offset by (i) increase in accounts receivable of $1.9 million, (ii) increase in inventories of $1.8 million, (iii) increase in prepayments and other current assets of $2.7 million, (iv) increase in deferred tax assets of $3.1 million, and (v) increase in other non-current assets of $1.3 million.

Net cash of $37.7 million generated from operating activities in the fiscal year ended September 30, 2017 was primarily attributable to (i) net income before non-cash items including share-based compensation expenses, depreciation and amortization, allowance for doubtful accounts, and impairment loss from long-term investments, (ii) increase in accrued expenses and other liabilities of $4.8 million, (iii) increase in income tax payable of $0.7 million, and (iv) increase in deferred revenue of $13.8 million. The increase in operating cash flow was partially offset by (i) increase in accounts receivable of $0.6 million, (ii) increase in prepayments and other assets of $4.4 million, (iii) increase in other non-current assets of $1.3 million, and (iv) decrease in deferred tax liabilities of $0.7 million.

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

Investing activities

Net cash of $55.5 million used in investing activities in the fiscal year ended September 30, 2018 was primarily attributable to (i) acquisition of Jiangsu Asset and Beijing Ruida for $15.5 million (net of cash acquired), (ii) strategic investments of $21.8 million in total in Beijing Taixing #1 LP, Niuke Technology, Chongqing Moses Robots, Hangzhou Wanting, Beijing teacheredu, Beijing Yousian, and other complementary businesses, and (iii) capital expenditures of $24.6 million.

Net cash of $45.5 million used in investing activities in the fiscal year ended September 30, 2017 was primarily attributable to (i) strategic investments of $37.1 million in total in Beijing Ruida, Hangzhou Wanting, Amdon, Piyingke Technology and Nurselink Int’l, (ii) payment of investment deposits of $1.7 million in total in connection with investments in Chongqing Moses Robots and Jiangsu Asset, and (iii) capital expenditures of $2.8 million.

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

Financing activities

Net cash of $3.3 million used in financing activities in the fiscal year ended September 30, 2018 was primarily attributable to (i) repayment of onshore bank borrowing of $7.2 million, (ii) repayment of advance from a related party of $1.7 million, (iii) repayment of offshore bank borrowing of $15.0 million, and (iv) payment of a special dividend of $14.9 million. This decrease in cash flow was partially offset by offshore bank borrowings of $35.3 million.

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

Capital Expenditures

We incurred capital expenditures of $3.9 million, $2.8 million and $24.6 million in the fiscal years ended September 30, 2016, 2017 and 2018, respectively. The amount of capital expenditures in the fiscal years ended September 30, 2016, 2017 and 2018 related primarily to our expenditures on property, plant and equipment, and software. From time to time, we may evaluate and make investments, acquisitions or divestments.

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

Inflation

According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 2.0% and 1.6% in the years 2016 and 2017, respectively. Inflation has had some impact on our operations in recent years, particularly in the form of higher salaries for our lecturers, and employees, and higher rental expenses. For more details, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Description of Key Line Items — Cost of Sales, Selling Expenses, and General and Administrative Expenses.” We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our fees to mitigate the impact of inflation on our results of operations.

C. Research and Development, Patents and Licenses, Etc.

Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2018 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2018:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(In thousands of $)
Operating lease obligations (1)	54,088	10,924	12,740	7,934	22,490	—
Others (2)	158	—	—	—	—	158
Short term borrowings (3)	50,538	50,538	—	—	—	—
Long term borrowing (4)	12,464	437	12,027	—	—	—
Total	117,248	61,899	24,767	7,934	22,490	158

(1)

Our operating lease obligations primarily relate to our leased servers and bandwidth as well as our leased offices, training centre and staff quarters in China and Hong Kong. The office, training centre and staff quarter leases expire at different times over the period from the date of this annual report through 2030 and will become subject to renewal. We will evaluate the need to renew each office, training centre and staff quarter lease on a case-by-case basis prior to its expiration.

(2)	Liabilities for unrecognized tax benefits. The balance disclosed under “Others” represents liabilities for which reasonable estimates about the timing of the payment cannot be made.
(3)

CDEL Cayman drew down a one-year term loan of RMB103.6 million, which was subsequently replaced by a loan of $14.9 million, from a bank. The loan is effective from June 2015 to June 2016 for a period of 12 months. The loan was renewed in June 2016, June 2017 and June 2018, respectively, and extended to June 2019. CDEL Cayman drew down another one-year term loan of $15.0 million from the same bank. The loan is effective from December 2016 to December 2017 for a period of 12 months. The loan of $15.0 million was replaced by a one-year term loan from another bank in December 2017. CDEL Cayman drew down additional one-year term loans of $5.1 million and $15.2 million from another bank in December 2017 and January 2018, respectively.

(4)

Zhengbao Yucai, our controlled company, drew down a three-year term loan of RMB132.6 million ($19.3 million) from a bank. The loan is effective from July 21, 2017 to July 20, 2020 for a term of three years. Part of the loan of RMB47.0 million ($6.8 million) was repaid in the fiscal year ended September 30, 2018.

Indebtedness

On June 22, 2015, CDEL Cayman entered into a loan agreement with a bank for a RMB300 million ($45.1 million) three-year revolving term loan facility, of which the terms have been renewed annually. The terms of the loans as of the date of this annual report are as follows:

(1)

RMB103.6 million ($15.6 million) of the facility was drawn down on June 2015 with a 3.625% annual interest rate for a term of 12 months. The facility was secured by a term deposit of RMB103.6 million ($15.6 million) provided by Champion Technology. The loan was renewed and extended to June 2017 with a 3.0% annual interest rate, subject to adjustment each quarter. The loan was replaced by a loan of $14.9 million from the same bank in December 2016 with a 1.99706% annual interest rate, subject to adjustment each quarter. An additional term deposit of RMB11.6 million ($1.7 million) was provided by Champion Technology as security for such new loan. The loan was renewed and extended to June 2018 with a 2.39556% annual interest rate, subject to adjustment each quarter. The loan was renewed and extended to June 2019 with a 3.437% annual interest rate, subject to adjustment each quarter. An additional term deposit of RMB3.6 million ($0.5 million) was made by Champion Technology as security for such loan.

(2)

$15.0 million of the facility was drawn down on December 2016 with a 1.99706% annual interest rate, subject to adjustment each quarter, for a term of 12 months. The facility was secured by a term deposit of RMB116.7 million ($17.5 million) provided by Champion Technology. The loan was replaced by a one-year term loan from another bank in December 2017.

On November 17, 2017, CDEL Cayman entered into a loan agreement with a bank for a $40.0 million one-year term loan facility, which was subsequently replaced by two loan agreements for $48.3 million loan facility in total in October 2018. The terms of the loans as of the date of this annual report are as follows:

(1)

$20.1 million of the facility was drawn down in December 2017 with a 2.82% annual interest rate, subject to adjustment each quarter, for a term of 12 months. The facility was secured by a term deposit of RMB134.7 million ($20.2 million) provided by Champion Technology. Part of the loan of $5.0 million was repaid in November 2018 and the remaining $15.1 million of the loan was renewed and extended to May 2019 with a 3.49% annual interest rate, subject to adjustment each quarter.

(2)

$15.2 million of the facility was drawn down in January 2018 with a 2.91% annual interest rate, subject to adjustment each quarter, for a term of 12 months. The facility was secured by a term deposit of RMB101.8 million ($15.3 million) provided by Champion Technology. The loan was renewed and extended to June 2019 with a 3.99% annual interest rate, subject to adjustment each quarter.

On July 19, 2017, Zhengbao Yucai, our controlled company, entered into a loan agreement with a bank for a RMB132.6 million ($19.3 million) three-year term loan facility. The terms of the loan as of the date of this annual report are as follows:

(1)

RMB132.6 million ($19.3 million) was drawn down in July 2017 with a 11% annual interest rate for a term of 3 years. The facility was secured by its 80% equity interest in Xiamen NetinNet. Part of the loan of RMB47.0 million ($6.8 million) was repaid in the fiscal year ended September 30, 2018.

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

Name	Age	Position
Zhengdong Zhu	51	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	52	Deputy Chairman of the Board of Directors
Feijia Ji	46	Senior Executive Vice President, Director
Xiaoshu Chen	56	Independent Director
Annabelle Yu Long	46	Independent Director
Liankui Hu	69	Independent Director
Carol Yu	57	Independent Director
Mark Marostica	58	Co-Chief Financial Officer
Philip Chan	48	Co-Chief Financial Officer

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

Annabelle Yu Long is an independent director of our company. Ms. Long currently serves as a member of Bertelsmann Group Management Committee, the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Formerly, Ms. Long was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. From 1996 to 2003, Ms. Long was a Producer and Lead Anchor for the Sichuan Broadcasting Group. From 1994 to 1996 she was a Producer and host for Chengdu People’s Radio Broadcasting. Ms. Long is an active member of the World Economic Forum’s Young Global Leaders Advisory Council and is also a member of its Global Agenda Council on the Future of Media, Entertainment & Information. In addition, she is a member of the Stanford Graduate School of Business Advisory Council. Ms. Long serves on the board of directors of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade), Bitauto Holdings Limited (NYSE: BITA) and Tuanche Limited (NASDAQ: TC). Ms. Long received a bachelor’s degree in electrical engineering from University of Electronic Science and Technology in China and an MBA from Stanford Graduate School of Business.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2018, we and our subsidiaries paid aggregate cash compensation of approximately $1.1 million to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Options, Restricted Shares and Share Incentive Plans

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009, May 21, 2012, and November 28, 2017, respectively, our 2008 Performance Incentive Plan, or the New Plan. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is 28,914,209 ordinary shares as of September 30, 2018, plus an automatic annual increase on October 1 of each calendar year commencing from October 1, 2018, by an amount equal to the lesser of (i) 2% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 2,850,000 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors.

Under the Prior Plan, we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of September 30, 2018. Pursuant to the New Plan, we had granted options for the purchase of a total of 5,962,500 ordinary shares and issued 1,893,115 restricted shares to directors, officers and selected employees as of September 30, 2018. As of December 31, 2018, there were outstanding options to purchase 1,059,100 ordinary shares, out of which options to purchase approximately 1.0 million ordinary shares have vested under their current terms. We expect to recognize share-based compensation expenses for the remaining vesting period of the outstanding options and restricted shares, which may continue to impact our future results of operations. During the fiscal years of September 30, 2016, 2017 and 2018, we recognized share-based compensation expenses of $2.0 million, $2.1 million and $2.3 million, respectively.

We provide three-year interest free, full recourse loans to employees and lecturers to exercise their options. As of September 30, 2018, 8,734,668 options had been exercised using this facility, amounting to a total loan amount of $8.1 million. The outstanding balance of the loan was $4.9 million as of September 30, 2018.

On November 11, 2015 and November 28, 2017, we declared a cash dividend of $0.225 and $0.1125 per ordinary share on our outstanding shares to shareholders of record as of the close of trading on January 6, 2016 and January 12, 2018, respectively, and reduced the exercise price of all our outstanding options under our Prior Plan and New Plan by the same amount per share accordingly.

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

On December 28, 2018, we issued 353,200 restricted ordinary shares to our executive directors, officers and employees under the New Plan. The vesting term of the restricted ordinary shares is a two-year period, with four substantially equal semi-annual installments.

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

Our board of directors may amend, alter, suspend, or terminate our share incentive plans at any time, provided, however, that our board of directors must first seek the approval of the participants of our share incentive plans if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. Without further action by our board of directors, the Prior Plan terminated in April 2018 and the New Plan will terminate in 2028.

The table below sets forth the options and restricted shares issued to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share	Date of Grant or Issue	Vesting Start Date	Date of Expiration

Carol Yu

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

Baohong Yin

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

Xiaoshu Chen

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

Annabelle Yu Long

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

Liankui Hu

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2015	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	restricted ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

Feijia Ji	restricted ordinary shares	14,000 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	restricted ordinary shares	20,760 ordinary shares	not applicable	December 28, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

Mark Marostica	restricted ordinary shares	33,680 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	restricted ordinary shares	36,480 ordinary shares	not applicable	December 28, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	restricted ordinary shares	291,968 ordinary shares	not applicable	January 12, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

Philip Chan	restricted ordinary shares	33,680 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	restricted ordinary shares	35,280 ordinary shares	not applicable	December 28, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	restricted ordinary shares	160,000 ordinary shares	not applicable	January 1, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

Zhengdong Zhu	restricted ordinary shares	38,160 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	restricted ordinary shares	58,360 ordinary shares	not applicable	December 28, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

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

Terms of Directors

We currently have a board of seven directors divided into class A, class B and class C directors. Mr. Feijia Ji is the class A director. The class B directors are Ms. Baohong Yin, Ms. Annabelle Yu Long and Mr. Xiaoshu Chen. The class C directors are Mr. Zhengdong Zhu, Ms. Carol Yu and Mr. Liankui Hu. One third of the directors (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) will retire from office and stand for election every year at our annual general meeting of shareholders on a rotating basis. At our 2018 annual general meeting, Mr. Feijia Ji was re-elected as class A director and Ms. Baohong Yin was re-elected as class B director. Our chief executive officer, which currently is Mr. Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year. There are no director service contracts with us or any of our subsidiaries, controlled companies and affiliated entities providing for benefits upon termination of employment.

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

D. Employees

We had 1,568, 2,061 and 2,435 full-time employees as of September 30, 2016, 2017 and 2018, respectively. In addition to the above full-time employees, we had 267 part-time employees as of September 30, 2018, of whom 215 are tutors.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries, controlled companies and affiliated entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $7.1 million, $8.6 million and $12.3 million for the fiscal years ended September 30, 2016, 2017 and 2018, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $2,700, $2,700 and $9,100 for the fiscal years ended September 30, 2016, 2017 and 2018, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for employees in United States. The total amount for our United States employee benefits was approximately $6,500, $nil and $nil for the fiscal years ended September 30, 2016, 2017 and 2018, respectively.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of January 21, 2019, the latest practicable date by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Zhengdong Zhu (3)	53,338,697	39.74%
Baohong Yin (4)	53,338,697	39.74%
Xiaoshu Chen (5)	2,094,800	1.56%
Mark Marostica	*	*
Philip Chan	*	*
Feijia Ji	*	*
Annabelle Yu Long	*	*
Liankui Hu	*	*
Carol Yu	*	*
Directors and Executive Officers Combined	57,532,968	42.86%
Principal Shareholders:
Champion Shine Trading Limited (6)	53,112,177	39.57%
YM Investment Limited, The Li Family (PTC) Limited and Ms. Lam Lai Ming (7)	25,814,468	19.23%
Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP (8)	7,033,024	5.24%
FIL Limited, Pandanus Partners, L.P., and Pandanus Associates, Inc. (9)	7,584,968	5.65%

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after January 21, 2019.
(2)

Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after January 21, 2019. The total number of ordinary shares outstanding as of January 21, 2019 is 134,230,689.

(3)

Includes (i) 44,800,245 ordinary shares and 2,077,983 ADSs representing 8,311,932 ordinary shares held by Champion Shine Trading Limited, (ii) 130,000 ordinary shares, held by Baohong Yin and (iii) 96,520 ordinary shares held by Zhengdong Zhu. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.

(4)

Includes (i) 44,800,245 ordinary shares and 2,077,983 ADSs representing 8,311,932 ordinary shares held by Champion Shine Trading Limited, (ii) 130,000 ordinary shares, held by Baohong Yin; and (iii) 96,520 ordinary shares held by Zhengdong Zhu. Zhengdong Zhu is the sole shareholder of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares held by Zhengdong Zhu. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

(5)

Includes (i) 1,000,000 ordinary shares and 224,950 ADSs representing 899,800 ordinary shares held by Jetlong Investments Limited, and (ii) 195,000 ordinary shares held by Xiaoshu Chen. Jetlong Investments Limited is a British Virgin Islands company whose sole shareholder and sole director is Xiaoshu Chen. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.

(6)

Includes 44,800,245 ordinary shares and 2,077,983 ADSs representing 8,311,932 ordinary shares held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Zhengdong Zhu. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(7)

The number of ordinary shares beneficially owned is as of March 1, 2018 as reported in a Schedule 13D filed by YM Investment Limited, The Li Family (PTC) Limited and Ms. Lam Lai Ming on March 1, 2018. The business address of YM Investment Limited reported on the Schedule 13D is Suite 6211-12, 62nd Floor, The Center, 99 Queen’s Road, Central, Hong Kong. The business address of The Li Family (PTC) Limited reported on the Schedule 13D is 80 Main Street, P.O. Box 3200, Road Town, Tortola, VG 1110, British Virgin Islands. The residential address of Ms. Lam Lai Ming reported on the Schedule 13D is Flat A on 43 Floor of South Tower 8, Resident Bel-Air, Island South, 38 Bel-Air Avenue, Hong Kong.

(8)

The number of ordinary shares beneficially owned is as of February 8, 2018 as reported in a Schedule 13G/A filed by Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP on February 8, 2018. The business address of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP reported on the Schedule 13G/A is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(9)

The number of ordinary shares beneficially owned is as of February 13, 2018 as reported in a Schedule 13G filed by FIL Limited, Pandanus Partners, L.P., and Pandanus Associates, Inc. on February 13, 2018. The business address of FIL Limited, Pandanus Partners, L.P., and Pandanus Associates, Inc. reported on the Schedule 13G is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

As of September 30, 2018, of the 133,275,521 issued and outstanding ordinary shares, approximately 66.45% of those ordinary shares are held in the U.S., all under one registered holder of record.

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

On November 21, 2016, Champion Shine Trading Limited and Capitallink Spring Limited, a company incorporated under the laws of the British Virgin Islands, executed a Charge over Shares (the “Share Charge”). Pursuant to the Share Charge, Champion Shine Trading Limited has pledged 9,396,800 of our ordinary shares held by it, or 7.1% of the outstanding share capital (assuming 131,854,773 ordinary shares outstanding). The charged shares serve as security for the payment and discharge of the obligations of either Champion Shine Trading Limited or its sole shareholder Zhengdong Zhu to either Capitallink Spring Limited or Jiaxing Capitallink Zhengbao Investment LLP, a limited partnership organized under the laws of the PRC under or in connection with the transactions contemplated by an Investment Cooperation Agreement dated November 21, 2016, as amended (the “Investment Agreement”), among Zhengdong Zhu, Jiaxing Capitallink Zhengbao Investment LLP, and other parties thereto. On December 18, 2018, Mr. Zhengdong Zhu repaid the outstanding amount under the Investment Agreement and Capitallink Spring Limited released all ordinary shares charged to it pursuant to the Share Charge.

On March 29, 2017, Champion Shine Trading Limited entered into a Share Purchase Agreement pursuant to which it sold 3,894,840 Ordinary Shares to Wells Fargo Emerging Markets Equity Fund, an unaffiliated purchaser, for a cash purchase price of $ 2.5675 per Ordinary Share.

On August 18, 2018, Champion Shine Trading Limited entered into a share purchase agreement with Renwen Holdings Limited, pursuant to which Champion Shine Trading Limited purchased 2,279,760 Ordinary Shares from Renwen Holdings Limited.

In the period from January 1, 2016 until January 21, 2019, Champion Shine Trading Limited sold an aggregate of 3,386,212 ordinary shares as represented by 846,553 ADSs in the open market and acquired an aggregate of 2,459,784 ordinary shares as represented by 614,946 ADS in the open market.

In the period between February 2015 and March 2018, YM Investment Limited acquired an aggregate of 2,299,008 ordinary shares as represented by 574,752 ADS in the open market.

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

Dividend Policy

On November 29, 2016 and November 28, 2017, our board of directors approved and declared a special cash dividend of $0.1125 and $0.1125 per ordinary share on our outstanding ordinary shares to shareholders of record as of the close of trading on January 6, 2017 and January 12, 2018, respectively. Holders of ADSs were accordingly entitled to the cash dividend of $0.45 and $0.45 per ADS, respectively.

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

Our Board of Directors will, on a yearly basis or on a more frequent basis, if necessary, consider to pay cash dividends in the future. Any future determination to pay dividends, if any, will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions, market conditions and other factors our board of directors may deem relevant.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details.

Price Range of Our ADSs

The following table sets forth the monthly high and low trading prices of our ADSs on the NYSE for the periods indicated:

	High	Low
Annual Highs and Lows
Fiscal Year 2014	$28.75	$10.66
Fiscal Year 2015	$22.00	$7.85
Fiscal Year 2016	$16.96	$8.97
Fiscal Year 2017	$13.83	$6.65
Fiscal Year 2018	$10.71	$6.61
Quarterly Highs and Lows
First Fiscal Quarter of 2017	$13.83	$10.01
Second Fiscal Quarter of 2017	$11.82	$9.75
Third Fiscal Quarter of 2017	$11.40	$8.89
Fourth Fiscal Quarter of 2017	$8.92	$6.65
First Fiscal Quarter of 2018	$9.71	$6.61
Second Fiscal Quarter of 2018	$10.71	$8.00
Third Fiscal Quarter of 2018	$8.35	$7.04
Fourth Fiscal Quarter of 2018	$9.79	$7.10
Monthly Highs and Lows 2018
August	$9.28	$7.37
September	$9.79	$7.60
October	$8.37	$7.11
November	$8.06	$7.12
December	$8.00	$6.34
January (through January 22, 2019)	$7.16	$6.44

On January 22, 2019, the closing sale price of our ADSs as reported on the NYSE was $6.81 per ADS.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended September 30, 2018. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is calculated by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in any future taxable year.

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

Foreign Currency Risk

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect our financial results in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. The value of Renminbi against the U.S. dollar appreciated approximately 5.8% in 2017, while the value of Renminbi against the U.S. dollar depreciated approximately 5.0% against the U.S. dollar in 2018. It is difficult to predict how market forces or PRC or U.S. government policy, in particular, the outbreak of trade war between PRC and U.S. and the imposition of additional tariffs on goods to each other in 2018, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $2.6 million as of September 30, 2018 into Renminbi at the exchange rate of $1.00 for RMB6.868 as of September 30, 2018, this cash balance would have been RMB18.0 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB17.8 million as of September 30, 2018.

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

Fees and Other Direct and Indirect Payments Made by the Depositary

Since the commencement of our most recent fiscal year, we have received the following direct and indirect payments in the amounts of $0.8 million for expenses incurred by us relating to the ADR program, including professional fees, investor relations fees and annual listing fee related to the ADR program.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and co-chief financial officers, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and co-chief financial officers have concluded that, as of September 30, 2018, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our co-chief financial officers, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of September 30, 2018.

Our management excluded from its assessment the internal control over financial reporting at Beijing Ruida, which was acquired on July 11, 2018 and whose financial statements constitute 9.9% and 6.3% of net and total assets, respectively, 4.6% of revenues, and 3.7% of net income of our consolidated financial statement amounts as of and for the fiscal year ended September 30, 2018. Accordingly, our assessment of fiscal year 2018 did not include the internal control over financial reporting at Beijing Ruida.

Our independent registered public accounting firm has audited our internal control over financial reporting as of September 30, 2018 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of China Distance Education Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of China Distance Education Holdings Limited (the “Company”), its subsidiaries, variable interest entities and the subsidiaries of their variable interest entities (collectively, the “Group”) as of September 30, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and the financial statement schedule (collectively referred to as the “financial statements”) as of and for the year ended September 30, 2018 of the Company and our report dated January 28, 2019 expressed an unqualified opinion on those financial statements.

As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Beijing Ruida Chengtai Education Technology Co., Ltd (“Beijing Ruida”), which was acquired on July 11, 2018 and whose financial statements constitute 9.9% and 6.3% of net and total assets, respectively, 4.6% of revenues, and 3.7% of net income of the consolidated financial statement amounts as of and for the year ended September 30, 2018. Accordingly, our audit did not include the internal control over financial reporting at Beijing Ruida.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

January 28, 2019

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, in the fiscal year ended September 30, 2017 and 2018, respectively.

	Fiscal Year ended September 30,
	2017		2018
	RMB	US$	RMB	US$
Audit fees (1)	4,428,125	643,500	4,785,625	747,500
Audit-related fees (2)	2,384,375	346,500	2,576,875	402,500
Tax and accounting consulting fees (3)	80,000	11,626	280,000	43,735

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

(3)

“Tax and accounting consulting fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services, and accounting consulting services for the application of generally accepted accounting principles.

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

On June 25, 2018, Mr. Zhengdong Zhu, Chairman and CEO of CDEL, had informed the Company of his intention to use his personal funds to purchase the Company’s shares for an amount up to a maximum of $25 million worth of our issued and outstanding ADSs from time to time in open market within one year. As of September 30, 2018, Mr. Zhu purchased 247,247 ADSs on the open market for a consideration of $2.1 million. The purchases are made at prevailing market prices, in negotiated transactions off the market and/or in block trades, pursuant to Rule 10b-18 of the Exchange Act and a 10b5-1 plan of Mr. Zhengdong Zhu (the 10b5-1 plan allows Mr. Zhengdong Zhu and Champion Shine Trading Limited to purchase our ADSs during periods in which they may be in possession of material non-public information) or otherwise. The purchases are made subject to restrictions relating to volume, price and timing. The timing and extent of any purchase depend upon market conditions, the trading price of our ADSs and other factors.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	—Form of Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant*

2.1	—Form of Ordinary Share Certificate.*

2.2	—Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary. (1)

2.3	—Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2). (1)

2.4	—Restricted Issuance Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary, dated August 16, 2010.***

4.1	—Technical Support and Consultancy Services Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 1, 2004.*

4.2	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd and Zhengdong Zhu, dated May 1, 2004.*

4.3	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated May 1, 2004.*

4.4	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Zhengdong Zhu, dated May 9, 2004.*

4.5	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Baohong Yin, dated May 9, 2004.*

4.6	—Courseware License Agreement between Beijing Champion Hi-Tech Co., Ltd. and Beijing Champion Distance Education Technology Co., Ltd., dated August 1, 2004.*

4.7	—Software License Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

4.8	—Courseware Production Entrustment Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co. ,Ltd., dated May 20, 2007.*

4.9	—Letter of Undertaking from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., dated February 13, 2008.*

4.10	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated February 13, 2008.*

4.11	—Declaration Letter by Zhengdong Zhu, dated March 24, 2008.*

4.12	—Declaration Letter by Baohong Yin, dated March 24, 2008.*

4.13	—Power of Attorney by Zhengdong Zhu, dated March 25. 2008.*

4.14	—Power of Attorney by Baohong Yin, dated March 25, 2008.*

4.15	—Notice from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., Zhengdong Zhu and Baohong Yin, dated March 25, 2008.*

4.16	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to the Registrant, dated March 25, 2008.*

4.17	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated March 25, 2008.*

4.18	—Form confidentiality and non-competition agreement.*

4.19	—Incentive share plan.*

4.20	—2008 Performance Incentive Plan.*

4.21	—Amended and Restated 2008 Performance Incentive Plan (dated February 16, 2009).**

4.22	—Amended and Restated 2008 Performance Incentive Plan (dated May 21, 2012).****

4.23	—Amended and Restated 2008 Performance Incentive Plan (dated November 28, 2017). (2)

4.24	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Zhengdong Zhu, dated December 31, 2008.**

4.25	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated December 31, 2008.**

4.26	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Zhengdong Zhu and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013.****

4.27	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Baohong Yin and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013.****

4.28	—Spousal Consent Letter by Zhengdong Zhu, dated January 30, 2013.****

4.29	—Spousal Consent Letter by Baohong Yin, dated January 30, 2013.****

4.30	—Exclusive Business Cooperation Agreement between Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. and Beijing Champion Healthcare Education Technology Co., Ltd., dated December 28, 2015.******

4.31	—Equity Pledge Agreement among Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., Zhengdong Zhu and Baohong Yin, dated December 28, 2015.******

4.32	—Exclusive Option Agreement among Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., Beijing Champion Healthcare Education Technology Co., Ltd., Zhengdong Zhu and Baohong Yin, dated December 28, 2015.******

4.33	—Power of Attorney by Zhengdong Zhu, dated December 28. 2015.******

4.34	—Power of Attorney by Baohong Yin, dated December 28. 2015.******

4.35	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., dated December 28. 2015.******

4.36	—Letter of Undertaking from Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. to Beijing Champion Healthcare Education Technology Co., Ltd., dated December 28. 2015.******

4.37	—Tri-party Agreement re VIE Structure among Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., Zhengdong Zhu, Baohong Yin and Beijing Champion Healthcare Education Technology Co., Ltd., dated December 28. 2015.******

4.38	—Spouse Consent Letter by Zhengdong Zhu, dated December 28. 2015.******

4.39	—Spouse Consent Letter by Baohong Yin, dated December 28. 2015.******

8.1	—Subsidiaries of Registrant.

11.1	—Code of Business Conduct and Ethics of the Registrant.*

12.1	—CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	—Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

15.2	—Consent of Jingtian & Gongcheng.

101.INS	—XBRL Instance Document

101.SCH	—XBRL Taxonomy Extension Schema Document

101.CAL	—XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	—XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	—XBRL Taxonomy Extension Label Linkbase Document

101.PRE	—XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-152167), as amended.
**	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2008.
***	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2011.
****	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2012.
*****	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2013.
******	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended September 30, 2015.
(1)

Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-152345) furnished with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

(2)	Incorporated by reference to Exhibit A to the Form 6-K (File No. 001-34122) furnished with the Securities and Exchange Commission on April 20, 2018.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Distance Education Holdings Limited

/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: January 28, 2019

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of

China Distance Education Holdings Limited

Beijing, the People’s Republic of China

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Distance Education Holdings Limited (the “Company”), its subsidiaries, variable interest entities and the subsidiaries of their variable interest entities (collectively, the “Group”) as of September 30, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended September 30, 2018, and the related notes and the schedule listed in the Index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of September 30, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 28, 2019 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

January 28, 2019

We have served as the Company’s auditor since 2009.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2017	2018
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	60,526	30,826
Restricted cash	34,855	51,736
Short-term investments	5,261	17,073
Accounts receivable, net of allowance for doubtful accounts of US$1,191 and US$1,342 as of September 30, 2017 and 2018, respectively	5,525	7,280
Inventories	864	2,782
Prepayment and other current assets	10,439	17,054
Deferred tax assets, current portion	1,654	—
Deferred cost	711	1,125

Total current assets	119,835	127,876

Non-current assets
Property, plant and equipment, net	14,022	27,972
Goodwill	29,459	79,516
Other intangible assets, net	9,947	39,500
Deposit for purchases of non-current assets	641	8,126
Long-term investments	43,631	33,837
Deferred tax assets, non-current portion	—	5,711
Other non-current assets	7,016	6,387

Total non-current assets	104,716	201,049

Total assets	224,551	328,925

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	29,965	50,975
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$31,684 and US$34,993 as of September 30, 2017 and 2018, respectively)	38,767	42,141
Amount due to a related party	1,648	—
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,641 and US$4,847 as of September 30, 2017 and 2018, respectively)	6,750	9,293
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$49,575 and US$77,299 as of September 30, 2017 and 2018, respectively)	50,506	78,194
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,074 and US$13,837 as of September 30, 2017 and 2018, respectively)	1,074	13,837

Total current liabilities	128,710	194,440

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2017	2018
	US$	US$
Non-current liabilities
Deferred tax liabilities	3,099	12,693
Long-term bank borrowing	19,930	12,027

Total non-current liabilities	23,029	24,720

Total liabilities	151,739	219,160

Commitments and contingencies (Note 21)
Equity
Ordinary shares (par value of US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 131,854,773 and 133,275,521 shares issued and outstanding at September 30, 2017 and 2018, respectively)	13	13
Additional paid-in capital	19,097	21,557
Accumulated other comprehensive loss	(3,367)	(7,013)
Retained earnings	33,040	29,717

Total China Distance Education Holdings Limited shareholder’s equity	48,783	44,274
Noncontrolling interests	24,029	65,491

Total equity	72,812	109,765

Total liabilities and equity	224,551	328,925

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data, or otherwise noted)

	Years ended September 30,
	2016	2017	2018
	US$	US$	US$
Sales, net of business tax, value-added tax and related surcharges
Online education services	93,923	95,503	117,026
Books and reference materials	8,067	8,980	10,213
Others	15,558	26,505	39,429

Total net revenues	117,548	130,988	166,668

Cost of sales
Cost of services and others	(43,796)	(50,540)	(78,936)
Cost of tangible goods sold	(4,538)	(6,872)	(8,947)

Total cost of sales	(48,334)	(57,412)	(87,883)

Gross profit	69,214	73,576	78,785
Operating expenses
Selling expenses	(24,517)	(34,910)	(44,717)
General and administrative expenses	(16,778)	(19,468)	(21,253)

Total operating expenses	(41,295)	(54,378)	(65,970)
Change in fair value in connection with business combination	—	—	84
Other operating income	806	1,912	3,051

Operating income	28,725	21,110	15,950
Interest income	2,020	1,531	2,522
Interest expense	(555)	(1,049)	(3,331)
Impairment loss from long-term investments	—	(679)	(2,835)
Exchange gain	2,462	128	2,476

Income before income taxes	32,652	21,041	14,782
Income tax expense	(6,150)	(4,620)	(2,307)
Loss from equity method investments	(91)	(153)	(172)

Net income	26,411	16,268	12,303
Less: Net income attributable to noncontrolling interests	121	1,333	677
Net income attributable to China Distance Education Holdings Limited	26,290	14,935	11,626

Net income per share:
Net income attributable to ordinary shareholders
Basic	0.19	0.11	0.09

Diluted	0.19	0.11	0.09

Weighted average shares used in calculating net income per share
Basic	136,497,929	131,432,211	132,363,620

Diluted	138,465,944	133,203,255	133,117,155

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years ended September 30,
	2016	2017	2018
	US$	US$	US$
Net income	26,411	16,268	12,303
Other comprehensive (loss) income - change in cumulative foreign currency translation adjustments	(6,395)	264	(8,118)
Unrealized gain on available-for-sale investments, net of tax effect of nil, US$26 and US$420 for years ended September 30, 2016, 2017 and 2018, respectively	—	173	2,599

Comprehensive income	20,016	16,705	6,784
Less: comprehensive (loss) income attributable to noncontrolling interests	(121)	1,719	(1,196)
Comprehensive income attributable to China Distance Education Holdings Limited	20,137	14,986	7,980

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total China Distance Education Holding Limited shareholders’ equity	Noncontrolling interest	Total equity
		US$	US$	US$	US$	US$	US$	US$
Balance as of September 30, 2015	142,406,933	14	55,598	2,735	32,462	90,809	—	90,809
Net income for the year	—	—	—	—	26,290	26,290	121	26,411
Foreign currency translation adjustments	—	—	—	(6,153)	—	(6,153)	(242)	(6,395)
Repurchase of ordinary shares (Note 17)	(11,326,460)	(1)	(21,289)	—	(15,470)	(36,760)	—	(36,760)
Options exercised	524,300	—	1,659	—	—	1,659	—	1,659
Stock-based compensation expense (Note 25)	125,000	—	2,015	—	—	2,015	—	2,015
Dividends (Note 26)	—	—	(20,800)	—	(10,338)	(31,138)	—	(31,138)
Capital contribution from noncontrolling interest	—	—	—	—	—	—	4,824	4,824
Noncontrolling interest arising from an acquisition	—	—	—	—	—	—	6,533	6,533
Loan to optionees in connection with exercise of options	—	—	(1,663)	—	—	(1,663)	—	(1,663)
Repayment of loan to optionees in connection with exercise of options	—	—	177	—	—	177	—	177

Balance as of September 30, 2016	131,729,773	13	15,697	(3,418)	32,944	45,236	11,236	56,472
Net income for the year	—	—	—	—	14,935	14,935	1,333	16,268
Foreign currency translation adjustments	—	—	—	(122)	—	(122)	386	264
Stock-based compensation expense (Note 25)	125,000	—	2,111	—	—	2,111	—	2,111
Dividends (Note 26)	—	—		—	(14,839)	(14,839)	—	(14,839)
Capital contribution from noncontrolling interests	—	—	1,090	—	—	1,090	11,074	12,164
Unrealized gain on available-for-sale securities, net of tax effect of US$26	—	—	—	173	—	173	—	173
Repayment of loan to optionees in connection with exercise of options	—	—	199	—	—	199	—	199

Balance as of September 30, 2017	131,854,773	13	19,097	(3,367)	33,040	48,783	24,029	72,812
Net income for the year	—	—	—	—	11,626	11,626	677	12,303
Foreign currency translation adjustments	—	—	—	(6,245)	—	(6,245)	(1,873)	(8,118)
Options exercised	952,148	—	1,489	—	—	1,489	—	1,489
Stock-based compensation expense (Note 25)	468,600	—	2,306	—	—	2,306	—	2,306
Dividends (Note 26)	—	—	—	—	(14,949)	(14,949)	—	(14,949)
Capital contribution from noncontrolling interests			29			29	60	89
Noncontrolling interest arising from acquisitions	—	—	—	—	—	—	42,598	42,598
Unrealized gain on available-for-sale securities, net of tax effect of US$420				2,599		2,599	—	2,599
Loan to optionees in connection with exercise of options	—	—	(1,557)	—	—	(1,557)	—	(1,557)
Repayment of loan to optionees in connection with exercise of options			193			193	—	193

Balance as of September 30, 2018	133,275,521	13	21,557	(7,013)	29,717	44,274	65,491	109,765

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended September 30,
	2016	2017	2018
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	26,411	16,268	12,303
Adjustments to reconcile net income to net cash generated from operating activities:
Stock-based compensation	2,015	2,111	2,306
Depreciation of property, plant and equipment	2,533	2,792	3,069
Amortization of other intangible assets	1,116	1,998	3,230
Provision of inventories	78	261	15
Change in allowance for doubtful accounts	(83)	516	199
Losses on disposition of property, plant and equipment	24	93	21
Loss from equity method investment	91	153	172
Impairment loss from long-term investments	—	679	2,835
Change in fair value in connection with business combination	—	—	(84)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	230	(581)	(1,921)
(Increase) in inventories	(203)	(154)	(1,769)
(Increase) in prepayments and other assets	(843)	(4,429)	(2,710)
(Increase) decrease in deferred tax assets	(108)	25	(3,050)
(Increase) decrease in deferred cost	(10)	400	(458)
(Increase) in other non-current assets	(1,240)	(1,319)	(1,328)
Increase in accrued expenses and other liabilities	3,792	4,822	357
Increase in income tax payable	871	679	582
Increase in deferred revenue	8,173	13,765	23,243
(Decrease) increase in refundable fees	(4,224)	205	13,444
Increase (decrease) in deferred tax liabilities	459	(749)	(369)
(Increase) decrease in amount due from a related party	(113)	196	7

Net cash generated from operating activities	38,969	37,731	50,094

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of businesses, net of cash acquired	(29,695)	—	(15,488)
Maturity of term deposits	4,593	—	—
Maturity of short-term investments	—	70,532	28,211
Purchase of short-term investments	(1,305)	(74,420)	(21,905)
Acquisition of property, plant and equipment	(2,605)	(2,054)	(15,462)
Proceeds from disposition of property, plant and equipment	1	—	49
Acquisition of other intangible assets	(163)	(271)	(736)
Payment of deposit for the acquisition of non-current assets	(1,167)	(457)	(8,359)
Payment for deposit for the purchase of investments	(459)	(1,688)	—
Purchase of equity method investment	(1,914)	—	(2,600)
Purchase of cost method investments	(651)	(33,710)	(18,136)
Purchase of available-for-sale investments	(658)	(3,400)	(1,071)

Net cash used in investing activities	(34,023)	(45,468)	(55,497)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended September 30,
	2016	2017	2018
	US$	US$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from noncontrolling interests	4,859	12,236	89
Loan repayment	—	(15,550)	(22,190)
Bank borrowings	—	49,415	35,300
Short-term loan acquired from a related party	—	7,340	—
Repayment of short-term loan to a related party	—	(5,506)	(1,677)
Repurchase of ordinary shares	(36,760)	—	—
Proceeds from share options exercised by employees	1,659	—	1,489
Loan to optionees in connection with exercise of options	(1,663)	—	(1,557)
Repayment of loan to optionees in connection with exercise of options	177	199	193
Dividends paid to shareholders	(31,138)	(14,839)	(14,949)

Net cash (used in) generated from financing activities	(62,866)	33,295	(3,302)

Exchange rate effect on cash and cash equivalents and restricted cash	(7,067)	599	(4,114)

Net (decrease) increase in cash and cash equivalents and restricted cash	(64,987)	26,157	(12,819)
Cash and cash equivalents and restricted cash at beginning of the year	134,211	69,224	95,381

Cash and cash equivalents and restricted cash at end of the year	69,224	95,381	82,562

Supplemental schedule of cash flow information
Income tax paid	(5,245)	(4,703)	(5,942)
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	117	924	474
Income tax reversal	369	437	299

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION

China Distance Education Holdings Limited (the “Company”) was incorporated under the law of the Cayman Islands on January 11, 2008. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing online and offline education services and selling related products in the People’s Republic of China (“PRC”).

As of September 30, 2018, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries were as follows:

Company	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Subsidiaries:
China Distance Education Limited (“CDEL Hong Kong”)	March 13, 2003	Hong Kong	100%	Investment holding and provision of education services
Practice Enterprises Network China International Links Limited (“Pencil”)	February 23, 2010	Hong Kong	100%	Inactive
Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”)	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production
Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”)	April 23, 2007	PRC	100%	Software licensing and course production
China Healthcare Investment Limited (“China Healthcare Investment”)	May 20, 2015	BVI	100%	Inactive
China Healthcare Education Limited (“China Healthcare Education”)	July 24, 2015	Hong Kong	100%	Inactive
Beijing Champion Accounting Education Technology Co., Ltd. (“Champion Accounting”)	July 28, 2015	PRC	100%	Provision of college cooperation program services
Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. (“Zhongxi Healthcare Education”)	December 14, 2015	PRC	100%	Inactive
Xiamen Zhongxi Champion Education. Technology Co., Ltd (“Xiamen Zhongxi Education”)	November 13, 2017	PRC	100%	Provision of technical support and consultancy services and course production
Shanghai Xidong Information Technology Co., Ltd. (“Xidong Information Technology”)	June 21, 2017	PRC	100%	Provision of software development and information technology services
Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”)	February 19, 2009	PRC	35.76% (Note 22)	Provision of start-up training services
Nanjing Champion Vocational Training School (“Nanjing Training School”)	July 03, 2015	PRC	35.76%*	Provision of start-up training services
Xiamen NetinNet Software Co., Ltd (“Xiamen NetinNet”)	August 15, 2005	PRC	28.608%*	Provision of learning simulation software production
Xiamen NetinNet Education Technology Co., Ltd. (“NetinNet Education”)	August 19, 2011	PRC	28.608%*	Provision of learning simulation software production

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

Company	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Xiamen NetinNet Finance Technology Co., Ltd. (“NetinNet Finance “)	April 7, 2005	PRC	28.608%*	Provision of learning simulation software production
Beijing NetinNet Technology Co., Ltd. (“Beijing NetinNet”)	June 25, 2018	PRC	28.608%*	Provision of learning simulation software production
Beijing Chuang Qingchun Chuang Weilai Education Technology Co., Ltd. (“Chuang Qingchun “)	February 28, 2017	PRC	21.456%*	Provision of education consulting services
Shanghai Huzheng Education Technology Co., Ltd. (“Huzheng Education “)	May 2, 2017	PRC	35.76%*	Provision of start-up training services
Guangdong Zhengbao Yucai Education Co., Ltd. (“Guangdong Yucai”)	June 23, 2017	PRC	21.456%*	Provision of start-up training services
JinMaLan (Tianjin) Business Start-up Services Co., Ltd. (“Tianjin JinMaLan”)	December 08, 2017	PRC	25.032%*	Provision of start-up training services
JinMaLan (Anqing) Business Start-up Services Co., Ltd. (“Anqing JinMaLan “)	July 07, 2018	PRC	21.456%*	Provision of start-up training services
Variable interest entities
Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”)	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials
Beijing Champion Healthcare Education Technology Co., Ltd. (“Champion Healthcare Education”)	May 13, 2015	PRC	Nil	Inactive

*Note: These entities are subsidiaries of Zhengbao Yucai.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

Company	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Subsidiaries of variable interest entities:
Beijing Caikaowang Company Ltd. (“Caikaowang”)	November 28, 2007	PRC	Nil	Provision of online education services
Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”)	June 24, 2008	PRC	Nil	Provision of online education services
Beijing Haidian District Champion Training School (“Beijing Training School”)	February 19, 2009	PRC	Nil	Provision of online and offline education services
Beijing Champion Culture Development Co., Ltd. (“Champion Culture”)	June 03, 2015	PRC	Nil	Provision of sales of books and reference materials
Beijing Champion Tax Management and Advisory Co., Ltd. (“Champion Tax Advisory”)	November 27, 2015	PRC	Nil	Provision of financial and tax advisory
Beijing Champion International Education Technology Co., Ltd. (“Champion Int’l Education”)	October 12, 2016	PRC	Nil	Provision of online education services and sales of books and reference materials
Jiangsu Zhengbao Asset Financial Advisory Co., Ltd. (“Jiangsu Asset)	May 08, 2017	PRC	Nil	Provision of financial and tax advisory and accounting service
Jiangsu Caishuibang Enterprise Management Co., Ltd. (“Caishuibang”)	June 16, 2015	PRC	Nil	Provision of development of web-based semi-automatic accounting software
Beijing Ruida Chengtai Education Technology Co., Ltd. (“Beijing Ruida”)	March 11, 2016	PRC	Nil	Provision of legal profession services
Shenzhen Ruida Chengtai Education Technology Co., Ltd. (“Shenzhen Ruida”)	May 10, 2016	PRC	Nil	Provision of legal profession services
Guangzhou Ruida Chengtai Education Technology Co., Ltd. (“Guangzhou Ruida”)	April 14, 2016	PRC	Nil	Provision of legal profession services
Hangzhou Ruitai Education Technology Co., Ltd. (“Hangzhou Chengtai”)	April 19, 2016	PRC	Nil	Provision of legal profession services
Nanjing Ruida Chengtai Education Technology. Co., Ltd. (“Nanjing Chengtai”)	March 30, 2016	PRC	Nil	Provision of legal profession services
Beijing Youbang Culture and Art Training School (“Beijing Youbang”)	May 18, 2005	PRC	Nil	Provision of legal profession services

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that provide the Company effective control over Beijing Champion - continued

Power of attorney - continued

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

These contractual arrangements allow the Group to effectively control Champion Healthcare Education and to derive substantially all of the economic benefits from them. Accordingly, the Group treats Champion Healthcare Education as a VIE and because the Group is the primary beneficiary of Champion Healthcare Education, the Group has consolidated the financial results of Champion Healthcare Education. To comply with those foreign ownership restrictions, the Company plans to operate substantially all of its healthcare education services through its VIE, Zhongxi Healthcare Education in the PRC. The VIE plans to hold leases and other assets necessary to provide healthcare education services and generate all of the Company’s revenues related to healthcare education, but have not yet actively engaged in business as of September 30, 2018.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Risks in relation to VIE structure

The Company believes that the contractual arrangements with Beijing Champion and its shareholders, and Champion Healthcare Education and its shareholders, are in compliance with existing PRC laws and regulations, are valid, binding and enforceable and will not result in any violation of PRC laws or regulations. However, the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries or consolidated affiliated entities;

•	restrict the rights to collect revenues from any of the Company’s PRC subsidiaries;

•	discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries or consolidated affiliated entities;

•	require the Company’s PRC subsidiaries or consolidated affiliated entities to restructure the relevant ownership structure or operations;

•	take other regulatory or enforcement action, including levying fines that could be harmful to the Company’s business; or

•	impose additional conditions or requirements with which the Company may not be able to comply.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

The Group’s online education business has been directly operated by (and as a result substantially all of the Group’s revenues have been generated from) the VIEs and their subsidiaries. For the years ended September 30, 2017 and 2018, the VIEs and their subsidiaries accounted for an aggregate of 44% and 51%, respectively, of the Group’s consolidated total assets, and 57% and 60%, respectively, of the Group’s consolidated total liabilities. The assets not associated with the VIEs and their subsidiaries in these years primarily consisted of cash held by China Distance Education Holdings Limited.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the Company’s VIEs and VIEs’ subsidiaries as of September 30, 2017 and 2018 and for each of the three years in the period ended September 30, 2018 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within VIEs and VIEs’ subsidiaries:

	As of September 30,
	2017	2018
	US$	US$
Cash and cash equivalents	27,098	20,477
Prepayment and other current assets	8,214	13,365
Total current assets	126,892	132,527
Total assets	179,969	258,535
Deferred revenue	49,575	77,299
Total current liabilities	85,974	130,976
Total liabilities	85,974	130,976
Total equity	93,995	127,559

	For the years ended September 30,
	2016	2017	2018
	US$	US$	US$
Revenues	109,947	114,371	151,146

Net income	40,840	31,379	29,532

Net cash provided by operating activities	27,310	22,100	44,054

Net cash used in investing activities	(3,938)	(31,403)	(44,414)

Net cash used in financing activities	—	(5,506)	(5,706)

Effects of exchange rate changes	(2,791)	(5,435)	(555)

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, consolidation of VIEs, income tax, impairment of goodwill and long-term assets, impairment of long-term investments, change in fair value of contingent consideration, share-based compensation expenses and purchase price allocation for business acquisition. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries. All profits, transactions and balances among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

Foreign currency translation and transactions

The Company, CDEL Hong Kong, Pencil, China Healthcare Investment and China Healthcare Education’s functional currencies are the United States dollars (“US$”). The Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the US$ as its reporting currency and uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries and its variable interest entities, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of the consolidated statements of changes in equity.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability. It is subsequently carried at fair value with changes in fair value reflected in earnings.

In a business combination achieved in stages, the previously held equity interest is remeasured in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have an original maturity of three months or less when purchased.

Restricted cash

Restricted cash represents deposits not readily available to the Company. Restricted cash as of September 30, 2017 and 2018 represented cash pledged as security for bank borrowings. Refer to Note 15.

Short-term investments

Short-term investments consist mostly of held-to-maturity investments with a maturity of less than one year. The Group’s short-term held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs. In addition, short-term investments also comprise of financial products with early redemption option and no specified maturity dates, and are classified as available-for-sale investments.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

Inventories

Inventories, consisting of paper and professional examination reference books, are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term and long-term investments, bank borrowings, long-term bank borrowing, amount due to a related party, refundable fees and accounts payable. Available-for-sale investments and cash and cash equivalents are carried at fair value. The carrying amounts of restricted cash, accounts receivable, short-term held-to-maturity investments, bank borrowings and accounts payable approximate their fair values due to the short-term maturities of these instruments. The carrying amount of newly acquired cost method investments approximate their fair values as investments were purchased fairly recently to the period end, and no adverse changes occurred by the year-end. Long-term bank borrowing is carried at amortized cost. The fair value is based on the contractual cash flows discounted using rates currently offered for borrowing with similar terms. Refer to Note 15 for further details.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment, net - continued

Construction in progress

The Group constructs certain of its property and equipment. Construction in progress represents the costs incurred in connection with the construction of property and equipment. Costs classified as construction in progress include all costs of obtaining the asset and bringing it to the location and in the condition necessary for its intended use. Depreciation is recorded at the time the assets are ready for intended use.

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

For the years ended September 30, 2017 and 2018, the Group performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. The Group did not record any impairment loss related to goodwill for the years ended September 30, 2016, 2017 and 2018.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Other intangible assets, net

Other intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Computer software	3~5 years
Trademarks and domain names	3~11 years
Courseware	1~5 years
Website	5 years
Business contracts	3~5 years
Copyrights	5~7 years
Others	3.5~8 years

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets. The Group did not record any impairment loss related to long-lived assets for the years ended September 30, 2016, 2017 and 2018.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investments, and available-for-sale investments.

(a)	Cost method investments

For investee companies over which the Group does not have significant influence and a controlling interest, the Group carries the investment at cost and recognizes income for any dividend received from distribution of the investee’s earnings.

The Group reviews its cost method investments for impairment whenever an event or circumstance indicates that an OTTI has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investments. An impairment charge is recorded if the carrying amount of an investment exceeds its fair value and such excess is determined to be other-than temporary. The Group did not record any impairment loss on its cost method investments during the years ended September 30, 2016, 2017 and 2018.

(b)	Equity method investments

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, and the determination of the weighted average cost of capital. The Group recorded nil, US$679, and US$343 impairment loss on its equity method investments during the years ended September 30, 2016, 2017 and 2018.

(c)	Available-for-sale securities investments

For investments in investees’ stocks which are determined to be debt securities, the Group accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive loss.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

(c)	Available-for-sale securities investments - continued

The Group reviews its investments for OTTI based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group recorded nil, nil, and US$2,492 impairment loss on its available-for-sale securities investments during the years ended September 30, 2016, 2017 and 2018.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

Most of the course participants pay course fees via online payment systems provided by third parties including internet debit or credit card payment systems and other third-party payment systems. Some participants may choose to enroll for online courses through the use of prepaid study cards which are purchased from distributors. The Group sells to its regional distributors prepaid study cards at a discount to the face value of the cards. Revenues are recorded using the after-discount-selling-price of the cards and recognized over the period the online course is available to the customers, which generally is from the enrollment date to the completion of the relevant professional examination date. Sales of prepaid study cards that are not activated for course enrollment are recognized as revenues upon expiration of the cards. Prepaid study cards that have been activated but have not been used to enroll online courses typically do not have an expiry date and will be deferred until they are used to enroll in online courses. Participants who enroll with the Company directly are eligible to a refund within a 7-day trial period. Revenues from direct enrollment with the Company are recognized over the period from the lapse of the 7-day trial period to the completion of the relevant professional examination date.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

For the years ended September 30, 2016, 2017 and 2018, the Group recognized revenues, net of business tax and related surcharges, in connection with expired study cards amounting to US$161, US$132 and US$93, respectively.

The online courses service is provided by Beijing Champion and its subsidiaries which are subject to approximately 6% value added tax and related surcharges on and after May 1, 2016, and subject to approximately 3% business tax and related surcharges before May 1, 2016. The Group records revenues net of these taxes in the consolidated statements of operations. Such business tax and related surcharges for the years ended September 30, 2016, 2017 and 2018 were US$3,216, US$390 and US$1,075, respectively.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Books and reference materials - continued

The Group also sells books and reference materials together with study cards which allow the customers to take a certain number of online courses for no additional charge or by paying at a discount. These sales are considered arrangements with two deliverables, consisting of the delivery of books and reference materials and the online courses service. Because neither vendor-specific objective evidence nor third-party evidence of fair value of the deliverables exist, the Group allocates revenue to each deliverables based on their relative selling price.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Other revenues - continued

Revenues from other services, including accounting and consulting services, are recognized over the period when such services are provided.

Value added taxes

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Businesses in the Pilot Program are required to pay VAT instead of business tax. Starting from May 1, 2016, the Pilot Program became effective at a full scale in the PRC.

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

Pursuant to a circular jointly released by the Ministry of Finance and State Administration of Taxation on December 25, 2013, the Group is subject to a VAT exemption for the proceeds received from customers for sales related to books and reference materials until December 31, 2017, which is further extended to December 31, 2020. As a result, the Group registered a tax exemption application at the state tax bureau in February 2014 and started to enjoy such tax exemption for the relevant sales since March 2014. Prior to the filing of tax exemption application in February 2014, the Group was subject to VAT generally at a rate of 13% on the proceeds received for the sales of books and reference materials.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

Since May 2018, in accordance with Cai Shui [2018] No.32, the VAT rate decreased to 16% of the gross sales for general VAT payer. Therefore, for general VAT payer, VAT on sales is calculated at 16% on revenue from product sales and paid after deducting input VAT on purchases since May 1, 2018. The revenue earned from the sales of software of the Group is subject to 16% VAT rate.

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

Advertising expenditure

Advertising expenditure is expensed when incurred and is included in “selling expenses” in the consolidated statements of operations. Advertising expenses were US$11,356, US$17,833 and US$14,785 for the years ended September 30, 2016, 2017 and 2018, respectively.

Shipping and handling costs

Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the consolidated statements of operations. Shipping and handling costs classified as selling expenses were US$763, US$1,134 and US$1,852 for the years ended September 30, 2016, 2017 and 2018, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income

Comprehensive income includes net income, unrealized gain or loss on available-for-sale securities and foreign currency translation adjustments, and is reported in the consolidated statements of comprehensive income.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of US$52,388 and US$28,021, which were denominated in RMB, at September 30, 2017 and 2018, respectively, representing 86.6% and 90.9% of the cash and cash equivalents at September 30, 2017 and 2018, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposits, restricted cash, short-term investments, accounts receivable and prepayment and other current assets. As of September 30, 2018, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were deposited in financial institutions located in the PRC and Hong Kong. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended September 30, 2018.

Primarily due to the long payment cycles of government agencies, the Group had one customer that accounted for 4.4% and 8.5% of the Group’s carrying amount of accounts receivable as of September 30, 2017 and 2018, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-11, Inventory (Topic 330), which modifies the accounting for inventory. Under this ASU, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Group adopted this ASU on October 1, 2017 and the adoption did not have a material impact on its consolidated financial statements as of September 30, 2018.

In November 2015, the FASB issued ASU 2015-17: Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The new pronouncement changes how deferred taxes are classified on organizations’ balance sheets, as it eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group elected to adopt this new guidance on a prospective basis and has reclassified all deferred tax assets and liabilities as non-current on its consolidated balance sheet as of September 30, 2018.

In March 2016, the FASB issued ASU No. 2016-07, simplifying the Transition to the Equity Method of Accounting. The amendments eliminate the requirement that when an investment qualified for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previous held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increase in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group adopted this ASU on October 1, 2017 and the adoption did not have a material impact on its consolidated financial statements as of September 30, 2018.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements - continued

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Group adopted this ASU on October 1, 2017 and has elected to account for forfeitures as they occur rather than applying an estimated forfeiture rate to share-based compensation expenses on a prospective basis. The adoption did not have a material impact on the Group’s financial position or results of operations.

In November 2016, the FASB issued a new pronouncement, ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. This new guidance requires restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the total beginning and ending amounts on the statement of cash flows. The standard also requires companies who report cash and restricted cash separately on the balance sheet to reconcile those amounts to the statement of cash flows. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Group elected to early adopt this ASU on October 1, 2017 and applied the changes retrospectively to all prior periods presented in its consolidated statements of cash flows. The Group historically excluded the restricted cash balance from cash and cash equivalents within the consolidated statements of cash flows, reflecting transfers between cash and cash equivalents and restricted cash within cash flows from financing activities. As a result of the adoption of this ASU, the Group combined restricted cash balances of US$15,547, US$34,855 and US$51,736 as of September 30, 2016, 2017 and 2018, respectively, with cash and cash equivalents when reconciling the beginning and ending balances within the consolidated statements of cash flows for the years ended September 30, 2017 and 2018.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing”, ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09.

The Group expects to adopt ASU 2014-09 utilizing the modified retrospective method in the first quarter of fiscal year 2019. The Group has substantially completed the assessment of the impacts of the new standard to its existing portfolio of customer contracts. The Group does not believe the adoption of ASU 2014-09 would have a material effect on its current revenue recognition policies, except that it will be required to assess variable consideration related to certain types of its online education services over the expected service period, as well as incremental commission costs of obtaining a contract which will be capitalized and amortized over the expected service period. Additional financial statement disclosure are mandated by the new standard including disclosure of contract assets and contract liabilities as well as disaggregation of revenue.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This ASU was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in the ASU. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values, which should be applied prospectively. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

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

In July 2018, the FASB issued ASU 2018-11, which provides an optional transition method that allows entities to elect to apply ASU 2016-02, the new leases standard, prospectively at its effective date, versus recasting the prior periods presented. If elected, an entity would recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In addition, the ASU stated that lessors may elect not to separate lease and nonlease components when certain conditions are met. The ASU affects the amendments in ASU 2016-02, which are not yet effective, but for which early adoption upon issuance is permitted. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. The Group is in the process of evaluating the impact that this pronouncement on its consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Determination of Business. This ASU requires that when substantially all of the fair value of the gross assets acquired (or dispose of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this ASU to annual periods beginning after December 15, 2017, including interim period within those periods. Early adoption of the amendments in this ASU is allowed. The amendments in this ASU should be applied prospectively on or after the effective date. No disclosure are required at transition. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this ASU on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity should adopt the amendments in this ASU for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07: Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the amendments in this ASU, most of the current guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees, including determination of measurement date and accounting for performance conditions and for share-based payments after vesting. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in ASU 2018-13 eliminate the requirements to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, valuation processes for Level 3 fair value measurements, and policy for timing of transfers between levels. ASU 2018-13 also provides clarification in the measurement uncertainty disclosure by explaining that the disclosure is to communicate information about the uncertainty in measurement as of the reporting date. In addition, ASU 2018-13 added the following disclosure requirements: changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and range and weighted average of significant unobservable inputs used in Level 3 fair value measurements. Finally, ASU 2018-13 updated the language to further encourage entities to apply materiality when considering de minimus for disclosure requirements. The amendments in this ASU will be applied retrospectively for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with the exception of amendments to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements, and the narrative description of measurement uncertainty which will be applied prospectively. Early adoption is permitted. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

3.	BUSINESS ACQUISITIONS

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

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

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

Acquisition of Jiangsu Asset

On November 1, 2017, the Group acquired 80% equity interest in Jiangsu Asset for a total purchase consideration of RMB40 million (US$6,059), which was paid in full on October 25, 2017. The acquisition of Jiangsu Asset complements suite of learning solutions for the Group’s growing College Cooperation Program, enabling the Group to offer comprehensive real-case-based internship opportunities to college students to master critical accounting skills. This business acquisition was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition, resulting in a goodwill balance of US$3,547. The management performed a purchase price allocation with the assistance from an independent appraiser, as of the date of acquisition:

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

Acquisition of Jiangsu Asset - continued

	US$	Amortization period
Cash	2,526
Other current assets	753
Property, plant and equipment	1,984	25 years
Intangible assets
Customer Relationship	545	8 years
Others	90	1-5 years
Goodwill	3,547
Other current liabilities	(1,550)
Deferred tax liabilities	(574)
Noncontrolling interest	(1,262)

Total	6,059

The amounts of revenue and losses contributed by Jiangsu Asset since the acquisition date included in the consolidated statement of operations for the year ended September 30, 2018 were US$2,557 and US$693, respectively.

The following summarized the unaudited pro forma result of operations for the year ended September 30, 2017 and 2018 with the assumption that the acquisition during the year ended September 30, 2018 occurred as of October 1, 2016. The pro forma results have been prepared for comparative purpose only and do not purport to be indicative of the results of operations which would have resulted had the significant acquisition occurred as of October 1, 2016, nor are they indicative of future operating results.

	Years ended September 30,
	2017	2018
	US$	US$
Pro forma net revenue	11	2,581
Pro forma net loss attributable to China Distance Education Holdings Limited	(54)	(561)
Pro forma net income per ordinary share-basic	0.11	0.09
Pro forma net income per ordinary share- diluted	0.11	0.09

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

Acquisition of Beijing Ruida

In June 2017, the Group invested RMB192 million (US$28,758) in preferred shares representing 40% interest in Beijing Ruida, a leading provider of exam preparation services in China’s Legal Professional Qualification Examination. The investment was initially classified as a cost method investment as the Group determined that the preferred shares were not in-substance common shares due to certain liquidation preferences over ordinary shares. The investment agreement between the Group and Beijing Ruida included a call option and contingent consideration. The call option allowed the Group to further increase its equity interest in Beijing Ruida up to 60% before April 2019 under certain pre-agreed conditions and was initially recorded at fair value at the investment acquisition date and carried at cost less impairment. The contingent consideration payable was recorded at fair value and was subsequently remeasured to fair value at each reporting period thereafter until it was settled by the Group in July 2018, resulting in an additional payment of RMB46.0 million (US$7,098) to Beijing Ruida.

On July 10, 2018, the Group exercised a portion of its call option to purchase additional 11% equity interest in Beijing Ruida for cash consideration of RMB39.6 million (US$5,931) and contingent consideration payable depending on Beijing Ruida’s calendar year 2018 operating results. The contingent consideration was valued on the acquisition date at RMB12.0 million (US$1,746) by the management with the assistance from an independent appraiser and was subsequently measured at fair value at September 30, 2018. A gain of US$676 in relation to the 11% call option’s fair value change between the acquisition date and September 30, 2018 was recorded in the Company’s consolidated statements of operations. The acquisition of Beijing Ruida further strengthens the Group’s legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to its current portfolio of professional education services.

The additional 11% equity interest purchase was accounted for as a step acquisition whereby the Group remeasured the fair value of its previously held equity interests in Beijing Ruida on July 10, 2018, the step acquisition date. The fair value of the equity interest in Beijing Ruida held by the Group immediately before the step acquisition date amounted to RMB225.3 million (US$32.8 million), resulting in a loss at US$590 related to the remeasurement of the 40% previously held equity interest. Such loss was recorded in change in fair value in the Group’s consolidated statements of operations. Following the completion of the transaction, the Group held a total of 51% equity interest in Beijing Ruida, and Beijing Ruida became a consolidated subsidiary of the Group.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

Acquisition of Beijing Ruida - continued

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The acquisition-date fair value of the equity interest held by the Group immediately prior to the acquisition date was measured at fair value using a discounted cash flow method and taking into account certain factors including the management projection of discounted future cash flow and an appropriate discount rate. The purchase price allocation described below was based on a valuation analysis provided by an independent appraiser. The purchase price was allocated at the date of acquisition as follows:

	US$	Amortization period
Cash	1,639
Other current assets	9,578
Property, plant and equipment	118	5 years
Intangible assets
Supplier Contracts	25,118	5.5 years
Trademark	2,741	3 years
Courseware	4,478	3.5 years
Software	344	5.3 years
Others	210	2.5-5.5 years
Goodwill	48,931
Other current liabilities	(684)
Deferred tax liabilities	(8,115)
Noncontrolling interest	(41,336)

Total	43,022

The amounts of revenue and earnings contributed by Beijing Ruida since the acquisition date included in the consolidated income statement for the year ended September 30, 2018 were US$7,748 and US$1,605, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

Acquisition of Beijing Ruida - continued

The following summarized the unaudited pro forma result of operations for the year ended September 30, 2017 and 2018 with the assumption that the acquisition during the year ended September 30, 2018 occurred as of October 1, 2016. The pro forma results have been prepared for comparative purpose only and do not purport to be indicative of the results of operations which would have resulted had the significant acquisition occurred as of October 1, 2016, nor are they indicative of future operating results.

	Years ended September 30,
	2017	2018
	US$	US$
Pro forma net revenue	28,494	27,568
Pro forma net income attributable to China Distance Education Holdings Limited	460	14
Pro forma net income per ordinary share-basic	0.12	0.09
Pro forma net income per ordinary share- diluted	0.12	0.09

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of both held-to-maturity and available-for-sale investments. Fixed-income financial products purchased from banks in China are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from 28 days to less than 62 days, with interest rates ranging from 3.15% to 4.70%. They are classified as short-term investments on the consolidated balance sheets as their contractual maturity dates are less than one year. Financial products purchased from banks with early redemption option and no specified maturity date are classified as short-term available-for-sale investments and are measured at fair value on a recurring basis.

While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximated their amortized costs considering their short-term maturities and high credit quality. No OTTI loss was recognized for the years ended September 30, 2017 and 2018.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

4.	SHORT-TERM INVESTMENTS - continued

Short-term investments consisted of the following:

	As of September 30,
	2017	2018
	US$	US$
Held-to-maturity investments	5,261	2,634
Available-for-sale investments	—	14,439

	5,261	17,073

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2017	2018
	US$	US$
Accounts receivable	6,716	8,622
Less: allowance for doubtful accounts	(1,191)	(1,342)

Accounts receivable, net	5,525	7,280

Movement of allowance for doubtful accounts was as follows:

	As of September 30,
	2017	2018
	US$	US$
Balance at beginning of the year	661	1,191
Increase of the allowance for doubtful accounts	516	199
Foreign currency adjustment	14	(48)

Balance at end of the year	1,191	1,342

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

6.	INVENTORIES

Inventories consisted of the following:

	As of September 30,
	2017	2018
	US$	US$
Books and other goods	884	2,010
Paper and other raw materials	287	900
Less: inventory provisions for slow-moving and obsolescence	(307)	(128)

	864	2,782

Inventories provision were US$78, US$261 and US$15 for the years ended September 30, 2016, 2017 and 2018, respectively.

7.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

		As of September 30,
	Notes	2017	2018
		US$	US$
Prepaid expenses		4,217	6,812
Advance to suppliers	(1)	2,020	4,468
Staff advances	(2)	1,015	1,073
Funds receivable	(3)	628	1,750
Interest receivable		526	1,380
Deposits		1,242	593
Others		791	978

Prepayment and other current assets, net		10,439	17,054

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

7.	PREPAYMENT AND OTHER CURRENT ASSETS - continued

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

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of September 30,
	2017	2018
	US$	US$
Buildings	7,271	9,111
Electronic and office equipment	15,208	17,687
Leasehold improvement and building improvement	1,898	2,291
Motor vehicles	2,239	2,099

Total	26,616	31,188
Less: Accumulated depreciation	(12,594)	(15,215)
Construction in progress	—	11,999

	14,022	27,972

Depreciation expenses were US$2,533, US$2,792 and US$3,069 for the years ended September 30, 2016, 2017 and 2018, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

9.	GOODWILL

Goodwill is comprised of the following:

	Years ended September 30
	2017				2018
	Professional education services	Business start-up training services	Sale of learning simulation software	Total	Professional education services	Business start-up training services	Sale of learning simulation software	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Gross amount
Beginning balance	5,396	1,688	22,308	29,392	5,408	1,692	22,359	29,459
Acquisition for the year	—	—	—	—	52,478	—	—	52,478
Exchange difference	12	4	51	67	(1,672)	(50)	(699)	(2,421)

Ending balance	5,408	1,692	22,359	29,459	56,214	1,642	21,660	79,516

Accumulated impairment loss	—	—	—	—	—	—	—	—

Goodwill, net	5,408	1,692	22,359	29,459	56,214	1,642	21,660	79,516

The Group tested its goodwill for impairment at the following reporting units level.

Professional education services - This reporting unit provides online education services and other education related services to its customers located in the PRC. It includes all the subsidiaries, the VIEs and VIEs’ subsidiaries of the Group except for Zhengbao Yucai, Xiamen NetinNet and their subsidiaries. The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit.

Business start-up training services - This reporting unit provides start-up training services to the Group’s customers located in the PRC. It includes Zhengbao Yucai and its subsidiaries. The goodwill arising from the acquisition of Zhengbao Yucai is fully allocated to this reporting unit.

Sale of learning simulation software - This reporting unit provides learning simulation packaged software to its customers located in the PRC. It includes Xiamen NetinNet and its subsidiaries, NetinNet Education, NetinNet Finance and Beijing NetinNet. The goodwill arising from the acquisition of NetinNet is fully allocated to this reporting unit.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group did not record any impairment of goodwill for the years ended September 30, 2016, 2017 and 2018.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

10.	OTHER INTANGIBLE ASSETS, NET

The balance of other intangible assets consisted of the following:

	As of September 30,
	2017	2018
	US$	US$
Computer software	4,514	5,512
Trademarks and domain names	3,031	5,624
Courseware	448	4,788
Business contracts	489	24,891
Copyrights	10,397	10,087
Others	200	907

Total intangible assets	19,079	51,809

Less: Accumulated amortization
Computer software	(3,835)	(4,037)
Trademarks and domain names	(1,475)	(1,815)
Courseware	(448)	(711)
Business contracts	(489)	(1,461)
Copyrights	(2,685)	(4,023)
Others	(200)	(262)

Accumulated amortization	(9,132)	(12,309)

Intangible assets, net	9,947	39,500

Amortization expenses were US$1,116, US$1,998 and US$3,230, for the years ended September 30, 2016, 2017 and 2018, respectively.

The estimated amortization expenses for the above other intangible assets for each of the following fiscal years are as follows:

Amortization
US$
2019	8,752
2020	8,692
2021	8,418
2022	6,528
2023	5,414
2024 and thereafter	1,696

39,500

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

11.	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of September 30,
	2017	2018
	US$	US$
Cost method investments:
Beijing Ruida Chengtai Education Technology Co., Ltd. (“Beijing Ruida”) (a)	32,089	—
Hangzhou Wanting Technology Co., Ltd. (“Hangzhou Wanting”) (b)	4,986	—
Beijing teacheredu.cn Science & Technology Co., Ltd. (“Beijing teacheredu”) (c)	—	11,655
Beijing Yousian Technology Co., Ltd. (“Beijing Yousian”) (d)	—	3,276
Other cost method investments (e)	1,308	1,997
Equity method investment:
Hangzhou Wanting Technology Co., Ltd. (“Hangzhou Wanting”) (b)	—	6,819
Beijing Taixing #1 Investment Management Centre (LP) (“Beijing Taixing #1 LP”) (f)	—	2,184
Other equity method investments (g)	951	931
Available-for-sale securities investments:
Beijing Piyingke Technology Co., Ltd. (“Piyingke Technology”) (h)	2,548	—
Chongqing Moses Robots Co., Ltd. (“Chongqing Moses Robots”) (i)	—	3,494
Beijing Niuke Technology Co., Ltd (“Niuke Technology”) (j)	813	2,326
Other available-for-sale investments (k)	936	1,155

Total	43,631	33,837

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

11.	LONG-TERM INVESTMENTS - continued

(a)

In September 2017, the Group invested RMB192 million (US$28,858) in preferred shares representing 40% interest in Beijing Ruida, a leading provider of exam preparation services in China’s Legal Professional Qualification Examination. The investment was classified as a cost method investment as the Group determined that the preferred shares were not in-substance common share due to certain liquidation preferences.

The investment agreement between the Group and Beijing Ruida included a call option and certain contingent consideration payable by the Group. Under the call option, the Group has the option to further increase its equity interest in Beijing Ruida up to 60% before April 2019 if certain pre-agreed conditions are met. In addition, the Group was also subject to certain contingent consideration to Beijing Ruida if certain pre-agreed conditions were met. With the assistance of an independent appraiser, the Company initially estimated the fair value of the call option and the contingent consideration payable to approximate RMB10.5 million (US$1,580) and RMB21.5 million (US$3,231), respectively. The call option was included as part of the preferred shares investment. The Company recorded the contingent consideration payable at fair value included under “Accrued expenses and other liabilities” and remeasured the contingent consideration to fair value at each reporting period.

In July 2018, the Company settled its contingent consideration and paid RMB46.0 million (US$6,893) to Beijing Ruida in accordance with the terms of the original agreement. As a result, the Group recorded a charge due to change value amounting to US$3,867 in its consolidated statements of operations. Additionally, in July 2018, the Group also exercised partial of its call option to acquire an additional 11% equity interest of Beijing Ruida at cash consideration of RMB39.6 million (US$5,931). Following the completion of the transaction, the Group held 51% equity interest in Beijing Ruida and as a result, Beijing Ruida became a consolidated subsidiary of the Group. Refer to Note 3 for further details.

(b)

In January, August and September 2017, the Group invested an aggregated of RMB33.2 million (US$4,986) in exchange for preferred shares representing 20.72% equity interest in Hangzhou Wanting. Hangzhou Wanting offers comprehensive simulation-based learning platform to college students to master critical engineering and construction skills. The investment was classified as a cost method investment as the Group determined that the preferred shares were not in-substance common share due to certain liquidation preferences.

In December 2017, the Group further entered into a share transfer agreement with certain shareholders of Hangzhou Wanting, to purchase an additional 10% equity interest in Hangzhou Wanting, with redemption right, for a consideration of RMB16.0 million (US$2,405). Upon the expiration of the redemption right in April 2018, its preferred shares became in-substance common shares. The Group applies equity method to account for the investment, because the Group has the ability to exercise significant influence but does not have control over the investee. The Group shared loss of US$359 from Hangzhou Wanting for the year ended September 30, 2018.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

11.	LONG-TERM INVESTMENTS - continued

(c)

In December 2017, the Group entered into a share transfer agreement with certain shareholders of Beijing teacheredu, an organization specialized in teacher’s continuing education, to purchase 14.5% equity interest for a consideration of RMB80.0 million (US$11,655). The investment was classified as a cost method investment as the Group determined that the preferred shares were not in-substance common share due to certain liquidation preferences.

(d)

In March 2018, the Group entered into an investment arrangement with certain shareholders of Beijing Yousian, an offline information technology training and recruiting service provider, to acquire 15% of Beijing Yousian’s equity interest for a consideration of RMB22.5 million (US$3,276). The investment was classified as a cost method investment as the Group determined that the preferred shares were not in-substance common share due to certain liquidation preferences. In addition, the investment agreement between the Group and Beijing Yousian includes a call option. With the assistance of an independent appraiser, the Company estimated the fair value of the call option to approximate RMB3.3 million (US$632), which was accounted as a cost method investment and carried initially at its fair value.

(e)	The “Other cost method investments” represent several insignificant cost method investments.

(f)

In December 2017, the Group entered into a partnership agreement with certain parties and subscribed 40% interest in Beijing Taixing #1 Investment Management Centre (LP) (“Beijing Taixing #1 LP”), for a consideration of RMB10.0 million (US$1,456). Beijing Taixing #1 LP, a limited partnership, will engage in preschool education investment. In February 2018, Beijing Taixing #1 increased its capital size, and the Group contributed additional RMB5.0 million (US$728), to maintain its equity interest at 40%. In December 2018, Beijing Xinrui Education Technology Co., Ltd. (“Beijing Xinrui”) succeeded Beijing Taixing #1 LP, therefore, the investment in Beijing Taixing#1 LP became 40% equity interest in Beijing Xinrui.

(g)

The other equity method investments represent several insignificant investments classified as equity method investments as of September 30, 2017 and 2018. During the year ended September 30, 2016, 2017 and 2018, the Group recorded its respective share of net loss (income) amounting US$91, US$153 and US$(61).

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

11.	LONG-TERM INVESTMENTS - continued

(h)

On March 9, 2017, the Group invested RMB17.0 million (US$2,548) in exchange for a 19.5% equity interest in Piyingke Technology, an internet animation cloud engine technology provider. The investment was classified as available-for-sale security as the Group determined that the shares were debt securities in nature due to the redemption option available to the investors and measured the investment subsequently at fair value. Piyingke Technology did not achieve the pre-agreed earn-out provision, which triggered the redemption right in October 2018. The Group determined that Piyingke Technology encountered going concern issue due to its failure to obtain a new round capital investment, poor operating result and insufficient cash reserve. In addition, Piyingke Technology failed to respond to the Group’s redemption request within a reasonable time period. As a result, the Group fully impaired the investment during the year ended September 30, 2018

(i)

In November 2017, the Group entered into a capital contribution agreement with Chongqing Moses Robots, an industrial automation solution provider, and its shareholders to purchase 10.0% equity interest for a consideration of RMB10.0 million (US$1,503), with certain redemption features. The investment was classified as available-for-sale security as the Group determined that the shares were debt securities in nature due to the redemption features and measured the investment subsequently at fair value. Chongqing Moses Robots did not achieve pre-agreed performance target, as a result, one of the redemption events was triggered. As part of the redemption process, the Group and the investee agreed to exchange the cash redemption for a 5% additional equity interest issued by the founding shareholders to the Group. As a result, the Group further increased its equity interest in Chongqing Moses Robots to 15%. Unrealized holding gain of US$1,917 was reported in other comprehensive income for the year ended September 30, 2018.

(j)

In September 2016, the Group purchased 8.5% equity in Niuke Technology for RMB4.3 million (US$639). In April 2018, Niuke Technology issued additional shares of which the Group subscribed additional 3% equity interest for RMB4.5 million (US$655), resulting in a 10.65% stake of total ownership. The Group accounted for both the initial and subsequent investments as available-for-sales as the Group determined that the shares were debt securities in nature due to certain redemption features. The Group initially and subsequently measured the investment at fair value. Unrealized holding gain of US$174 and US$884 were reported in other comprehensive income for the years ended September 30, 2017 and 2018.

(k)

Other investments represent several insignificant investments classified as available-for-sale investments as of September 30, 2017 and 2018. Unrealized holding gains of US$25 and US$218 were reported in other comprehensive income for the year ended September 30, 2017 and 2018.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured cash and cash equivalents at fair value on a recurring basis. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

As of September 30, 2017 and 2018, available-for-sale securities recorded in long-term investments included redeemable preferred shares. Available-for-sale securities recorded in short-term investments included certain financial products with early redemption options and no specified maturity dates. Additionally, long-term investments as of September 30, 2017 and September 30, 2018 contained contingent consideration payable, which were measured and recorded at fair value on a recurring basis included under “Accrued expenses and other liabilities”.

The Group’s financial assets and liability measured at fair value on a recurring basis are as follows:

	Year ended September 30, 2017
	Fair value at	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	September 30, 2017	(Level 1)	(Level 2)	(Level 3)
Fair value measured
Cash and cash equivalents	60,526	60,526	—	—
Long-term investments:
Available-for-sale securities	4,297	—	4,297	—

Total assets measured at fair value	64,823	60,526	4,297	—

Contingent consideration payable (Note 3)	3,231	—	—	3,231

Total Liabilities measured at fair value	3,231	—	—	3,231

	Year ended September 30, 2018
	Fair value at	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	September 30, 2018	(Level 1)	(Level 2)	(Level 3)
Fair value measured
Cash and cash equivalents	30,826	30,826	—	—
Short-term investments:
Available-for-sale securities	14,439	—	14,439	—
Long-term investments:
Available-for-sale securities	6,975	—	2,327	4,648

Total assets measured at fair value	52,240	30,826	16,766	4,648

Contingent consideration payable (Note 3)	1,746	—	—	1,746

Total Liabilities measured at fair value	1,746	—	—	1,746

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT - continued

Measured or disclosed at fair value on a recurring basis - continued

Redeemable preferred shares do not have quoted market price and the Company measured their fair value based on recent transactions or based on the market approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for an investment with similar terms or a recent transaction agreed by the Company and the investee and has been classified as level 2 measurement.

When no recent transactions are available, a market approach or income approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning on sales, discount of lack of marketability, investee’s time to IPO as well as related volatility. The income approach takes into consideration a number of factors including management projection of discounted future cash flows of the investee as well as an appropriate discount rate. The Company has classified those as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

The fair values of available-for-sale investments classified as level 3 were measured using the market approach with significant unobservable inputs as of September 30, 2018, based on the following assumptions: (1) expected volatility of 48.8% to 55%, (2) discount rate of 30.0% to 38.0%, and (3) expected life of 3.8 to 5.3 years.

The Group did not have any transfers between level 1 and level 2 fair value measurements during the periods presented. The Group transferred a redeemable preferred share investment from level 2 to level 3 at September 30, 2018, as the Group changed its fair value measurement for one investee. Specifically, the Group changed its measurement method from recent transactions to a market approach or income approach to determine the investment’s fair value as no recent transactions were available.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT - continued

Measured or disclosed at fair value on a recurring basis - continued

The following table provides additional information of reconciliation for the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

Available-for-sale Investments
US$
Balance as of September 30, 2016	—

Balance as of September 30, 2017	—
Transfer from level 2 fair value measurements	936
Initial recognition	1,577
Unrealized gain	2,135

Balance as of September 30, 2018	4,648

The fair value of the contingent consideration payable was measured using the Monte Carlo simulation model. The fair value was determined by calculating the net present value of the expected payment using significant inputs that were not observable in the market as of September 30, 2017 and 2018, based on the following assumptions: (1) expected volatility of 5%, (2) discount rate of 16.8% and 14.9%, and (3) expected life of 0.32 and 0.48 of a year, respectively.

The fair value of the bank borrowings and long-term bank borrowing were classified as level 2 as set out in Note 15.

Measured and disclosed fair value on a nonrecurring basis

The Group measures goodwill and acquired intangible assets at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates. The Group measured acquired intangible assets using income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to goodwill or acquired intangible assets arising from acquisitions for the years ended September 30, 2016, 2017 and 2018.

The Group measures cost method investments and equity method investments at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Group recorded nil, US$679, US$343 impairment loss on its equity method investments during the years ended September 30, 2016, 2017 and 2018. The fair value was measured using a market approach with significant unobservable input, included the management projection of the discount rate as of September 30, 2017 and 2018, which was based on the following assumptions: (1) discount rate of 20.0% and 19.0%, (2) expected volatility of 39%, and (3) expected life of 3.17 and 2.17 years, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

13.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

		As of September 30,
	Notes	2017	2018
		US$	US$
Long-term prepaid expenses	(1)	2,954	3,823
Rental deposits	(2)	527	923
Deposit of sole distributor agreement	(3)	1,353	655
Prepaid investment	(4)	1,127	—
Others		1,055	986

		7,016	6,387

(1)

Long-term prepaid expenses represent golf club membership fees. Such fees is amortized over ten years and which is recorded as general and administrative expenses on the consolidated statements of operations.

(2)	Rental deposits represent office rental deposits for the Group’s daily operations, which will not be refunded within one year.
(3)

Deposit of sole distributor agreement represents a refundable deposit for a newly entered contract with a software developer, classified as non-current deposits since the contract is longer than a year. A partial deposit in an amount of US$698 was returned to the Group during the year ended September 30, 2018.

(4)	Prepaid investment represents a deposit of an investment, classified as non-current deposit due to the underlying investment term, refer to Note 11 for details.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

		As of September 30,
	Notes	2017	2018
		US$	US$
Tuition fee payable to government agencies	(1)	15,302	13,122
Salary and welfare payable		6,945	8,389
Accrued expenses		5,468	9,351
Remuneration payable to lecturers		2,547	3,520
Uncertain income tax liabilities (Note 19)		163	158
Contingent consideration payable	(2)	3,231	1,746
Other payable		5,111	5,855

		38,767	42,141

(1)

Tuition fee payable to government agencies mainly represents the portion of tuition fee collected by the Group on behalf of the government agencies which provide certain continuing education courses. The Group is only responsible for the student enrollment and provision of online platform and shares certain percentage of tuition fee as service fees.

(2)	Contingent consideration payable represents contingent payable related to one of the Group’s acquisitions. Refer to Note 3 for details.

15.	BANK BORROWINGS

On June 22, 2015, the Company entered into a 3-year USD/RMB Revolving Term Loan Facility with a maximum of RMB300 million facility limit with The Bank of East Asia, Limited (“BEA Facility”) which will remain effective for three years. The details of the loans entered under the BEA Facility for the year ended September 30, 2017 and 2018 are listed as follows:

The Company drew down a loan of RMB103.6 million (US$15,577) under the BEA Facility on June 24, 2015, for a period of 12 months, with an interest rate of 3.625% per annum. On June 24, 2016, the term loan was extended to June 24, 2017 with an interest rate of 3.00% per annum, subject to adjustment each quarter. The loan was secured by a term deposit of RMB103.6 million (US$15,577) provided by Champion Technology, which was extended to July 23, 2017.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

15.	BANK BORROWINGS - continued

On December 23, 2016, the loan was terminated and replaced by a new loan agreement, for an amount of US$14,900 under the BEA Facility, with a maturity date of June 24, 2017. The loan bears interest rate at approximately 1.997%, subject to adjustment each quarter. In connection with the loan agreement, an additional term deposit of RMB11.6 million (US$1,738) was provided to the bank. The loan was extended to June 24, 2018, with an annual interest rate of approximately 2.395%. On June 22, 2018, the loan was subsequently renewed in an amount of US$15,081 and extended to June 26, 2019, with an annual interest rate of approximately 3.437%, subject to adjustment each quarter. An additional term deposit of RMB3.6 million (US$526) was made by Champion Technology with maturity date of June 25, 2019 and recorded as restricted cash on the consolidated balance sheet as of September 30, 2018.

On December 23, 2016, US$15,000 of the BEA Facility was drawn down at approximately 1.997% interest rate, subject to adjustment each quarter, for a term of 12 months. The loan was secured by a term deposit of RMB116.7 million (US$17,540) provided by Champion Technology, and recorded as “restricted cash” on balance sheet as of September 30, 2017. This loan was repaid on December 18, 2017.

On November 17, 2017, the Company entered into a one year Term Loan Facility with a maximum of US$40,000 facility limit with Hang Seng Bank (“HSB Facility”), which was further extended to September 30, 2019 with a new facility limit of US$48,300 on October 23, 2018. The details of the loans entered under the HSB Facility for the year ended September 30, 2018 are listed as follows:

On December 18, 2017, US$20,100 of the HSB Facility was drawn down at approximately 2.82% interest rate, subject to adjustment each quarter, for a term of 12 months. The loan was secured by a term deposit of RMB134.7 million (US$20,246) provided by Champion Technology. The Group repaid US$5,000 in November 2018. On December 14, 2018, the remaining US$15,100 of the loan was subsequently renewed and extended to June 19, 2019 with a 3.49% annual interest rate, subject to adjustment each quarter.

On January 5, 2018, US$15,200 of the HSB Facility was drawn down at approximately 2.91% interest rate, subject to adjustment each quarter, for a term of 12 months. The loan was secured by a term deposit of RMB101.8 million (US$15,301) provided by Champion Technology. On December 20, 2018, the loan was subsequently renewed and extended to June 19, 2019 with an interest rate of 3.99%, subject to adjustment each quarter.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

15.	BANK BORROWINGS - continued

On July 19, 2017, Zhengbao Yucai and Baoshang Bank Co., Ltd Beijing Branch (“BSB”) entered into a loan agreement. Under the agreement, Zhengbao Yucai is able to draw down RMB132.6 million (US$19,307) from BSB for the purpose of acquiring 80% of NetinNet’s equity interest from Champion Technology. Refer to Note 22 for details regarding Zhengbao Yucai’s restructuring. The loan between Zhengbao Yucai and BSB is effective from July 21, 2017 to July 20, 2020, with an annual interest rate of 11%. On July 21, 2017, Zhengbao Yucai and BSB signed an equity pledge agreement, pursuant to which Zhengbao Yucai agreed to provide a pledge of 80% of equity interest of NetinNet held by Zhengbao Yucai to secure the loan. The loan was drawn down on July 21, 2017. On January 31, 2018, Zhengbao Yucai elected to early repay an amount of RMB47.0 million (US$6,843) of the loan. As of September 30, 2018, the loan balance is due as follows: RMB3.0 million (US$437) and RMB82.6 million (US$12,027) in the year ended September 30, 2019 and 2020, respectively.

The fair value of the bank borrowings with BEA and Hang Seng Bank was US$29,947 and US$50,547 as of September 30, 2017 and 2018, respectively. The fair value of the long-term bank borrowing with BSB was US$19,930 and US$12,464 as of September 30, 2017 and 2018, respectively. The fair values of bank borrowings are measured based on the present value of the debt using market interest rates. The borrowings are categorized in Level 2 of the fair value hierarchy.

16.	RELATED-PARTY TRANSACTION

The Group had the following significant balance and transaction with a related party:

The amount due to a related party as of September 30, 2017, represented a temporarily non-interest bearing loan provided by Mr. Zhengdong Zhu, the chairman and the chief executive officer of the Group, to support the short term cash flow needs of the Company. The total amount of the loan provided was US$7,340 for the year ended September 30, 2017. The outstanding loan of US$1,648 was completely paid off as of September 30, 2018.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

17.	ORDINARY SHARES

On August 18, 2015, the Board of Directors approved a share repurchase program which authorized the Company to repurchase up to US$10,000 of its issued and outstanding American Depositary Shares (“ADSs”) during a one-year period from August 18, 2015 to August 17, 2016. On November 11, 2015, the Board of Directors approved an increase to the share repurchase authorization of an additional US$10,000 to a total of US$20,000. On February 24, 2016, the Board of Directors approved to increase the size of the share repurchase program from US$20,000 to US$40,000. During the years ended September 30, 2016, 2017 and 2018, the Company repurchased 11,326,460 shares, nil shares and nil shares for a total considerations of US$36,760, nil and nil respectively. Such shares were immediately canceled after the repurchase.

18.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts, which is included in retained earnings accounts in the equity section of the consolidated balance sheets. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Champion Technology and Champion Education Technology were established as wholly-owned foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

18.	RESTRICTED NET ASSETS - continued

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve amounting to at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were US$31,555 and US$33,120, as of September 30, 2017 and 2018, respectively.

19.	INCOME TAX

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

The United States

DL Education Service, LLC was established in the United States and remained inactive and later deregistered in the year 2017. There is no income that is subject to the U.S. federal income taxes and state income taxes.

Hong Kong

CDEL Hong Kong, Pencil and China Healthcare Education have not recorded tax provision for Hong Kong profits tax as the companies have not had assessable profits arising in or derived from Hong Kong.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China

The Enterprise Income Tax Law (the “EIT Law”) of the PRC, which took effect on January 1, 2008, applies a uniform 25% enterprise income tax rate to all resident enterprise in China, including foreign invested enterprises.

Since 2008, Beijing Champion and Champion Technology qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law, and therefore, were entitled to preferential income tax rates. Beijing Champion and Champion Technology renewed the HNTE qualification every 3 years, and therefore, were continually entitled to the preferential income tax rate of 15% through 2019. As a result, the Group applied 15% to determine the tax liabilities for these two entities.

Since 2012, Zhengbao Yucai obtained HNTE qualification and was entitled to preferential income tax rate of 15%. In September 2018, Zhengbao Yucai renewed the HNTE qualification, and entitled to the preferential income tax rate in years 2018 through 2020.

NetinNet renewed its HNTE Status in September 2017 and therefore entitled to the preferential income tax rate of 15% in years 2017 through 2019.

Nanjing Training School, Chuang Qingchun, Tianjin JinMaLan, Anqing JinMaLan and Huzheng Education were qualified as “small-scaled minimal profit enterprise” under the EIT Law and were entitled to preferential income tax rate of 20% in year 2018.

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that CDEL Hong Kong qualifies for the 5% withholding tax rate. CDEL Hong Kong’s deferred tax liabilities related to potential withholding tax were US$2,801 and US$3,011 as of September 30, 2017 and 2018, respectively, on the undistributed earnings from its investment in the PRC entities generated after January 1, 2008. The related income tax expenses were US$481, US$591 and US$210 for the years ended September 30, 2016, 2017 and 2018, respectively.

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2012 to 2017 remain subject to examination by the tax authorities and US$299 was reversed for the unpaid tax liability that was accrued before the 2012 tax year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China - continued

Income before income taxes consisted of:

	Years ended September 30,
	2016	2017	2018
	US$	US$	US$
Non - PRC	(1,929)	(4,204)	(656)
PRC	34,581	25,245	15,438

	32,652	21,041	14,782

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Years ended September 30,
	2016	2017	2018
	US$	US$	US$
Current tax expense	5,799	5,344	5,717
Deferred tax expense (benefit)	351	(724)	(3,410)

	6,150	4,620	2,307

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended September 30,
	2016	2017	2018
	US$	US$	US$
Income before taxes	32,652	21,041	14,782

Income tax expense computed at applicable tax rates of 25%	8,162	5,260	3,696
Effect of different tax rates in different jurisdictions	413	988	770
Non-deductible expenses	670	933	152
Effect of tax holidays	(3,464)	(2,812)	(2,610)
Effect of valuation allowances	164	116	285
Withholding tax on undistributed earnings	574	572	313
Income tax reversal	(369)	(437)	(299)

	6,150	4,620	2,307

Effective income tax rate	18.83%	21.96%	15.61%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years ended September 30,
	2016	2017	2018
	US$	US$	US$
The aggregate amount of tax holidays	3,464	2,812	2,610

The aggregate effect on basic and diluted net income per share:
- Basic	0.03	0.02	0.02

- Diluted	0.03	0.02	0.02

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of September 30,
	2017	2018
	US$	US$
Current deferred tax assets
Advertisement expenses	137	—
Impairment loss from a long-term investment	170
Accrued expenses	877	—
Allowance for doubtful accounts	465	—
Net operating loss carry-forwards	215	—

Total current deferred tax assets	1,864	—
Less: valuation allowance	(210)	—

Current deferred tax assets, net	1,654	—

Non-current deferred tax assets
Accrued expenses	—	1,217
Allowance for doubtful accounts	—	598
Impairment loss from long-term investments	—	867
Change in fair value of contingent consideration payable	—	435
Intangible assets	1	—
Property, plant and equipment	119	111
Net operating loss carry-forwards	1,513	3,364

Total non-current deferred tax assets	1,633	6,592
Less: valuation allowance	(414)	(881)

Non-current deferred tax assets, net	1,219	5,711

Non-current deferred tax liabilities
Intangible assets	1,491	9,236
Withholding tax on undistributed earnings	2,801	3,011
Unrealized gain on available-for-sale investments	26	446

Total non-current deferred tax liabilities	4,318	12,693

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

As a result of the Group’s assessment of its tax positions, the unrecognized tax benefit related to transfer price position prior to the year 2009 was recorded at US$163, US$163 and US$158 as of September 30, 2016, 2017 and 2018, respectively. The subsequent changes of the unrecognized tax benefit were due to foreign currency adjustment.

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance - September 30, 2016	163
Foreign currency adjustment	—

Balance - September 30, 2017	163
Foreign currency adjustment	(5)

Balance - September 30, 2018	158

The Group does not anticipate any significant change in unrecognized tax benefits within 12 months from September 30, 2018.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

20.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$7,113, US$8,591 and US$12,297 for the years ended September 30, 2016, 2017 and 2018, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the consolidated statements of operations as incurred, which the amounts have been immaterial for the years ended September 30, 2016, 2017 and 2018.

21.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices, servers and bandwidth with initial terms of one-year or longer consisted of the following at September 30, 2018:

US$
Years ending September 30, 2019	10,924
2020	7,709
2021	5,031
2022	3,936
2023 and thereafter	26,488

54,088

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended September 30, 2016, 2017 and 2018, total rental expenses for all operating leases amounted to US$6,857, US$6,607 and US$10,608, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

21.	COMMITMENTS AND CONTINGENCIES - continued

Legal contingencies

The group is a party in potential claims arising in the ordinary course of business. The Group does not believe that the resolution of these matters will have a material effect on its financial position or results of operations.

Assets pledged as security for bank borrowings

As disclosed in Note 15, on December 18, 2017 and January 5, 2018, the Company entered into two loan agreements with Hang Seng Bank for a total of US$35,300 term loan facility. The Company further extended the existing loan with BEA on June 22, 2018 for an amount of US$15,081 term loan facility. The total facility was secured by term deposits of RMB355.3 million (US$51,736) provided by Champion Technology, which was recorded as “restricted cash” on the consolidated balance sheet as of September 30, 2018.

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

The following table presents the changes in the Company’s noncontrolling interests during the years ended September 30, 2016, 2017 and 2018.

	Zhengbao Yucai	NetinNet	Jiangsu Asset	Beijing Ruida	Total
	US$	US$	US$	US$	US$
Balance as of September 30, 2016	4,981	6,255	—	—	11,236
Capital contribution from noncontrolling interest shareholders	11,074	—	—	—	11,074
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	362	24	—	—	386
Gain attributed to noncontrolling interest shareholders	494	839	—	—	1,333

Balance as of September 30, 2017	16,911	7,118	—	—	24,029

Capital contribution from noncontrolling interest shareholders	60	—	—	—	60
Noncontrolling interest shareholders resulting from new acquisitions	—	—	1,262	41,336	42,598
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	(447)	(229)	(43)	(1,154)	(1,873)
(Loss) gain attributed to noncontrolling interest shareholders	(1,205)	1,830	(160)	212	677

Balance as of September 30, 2018	15,319	8,719	1,059	40,394	65,491

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

22.	NONCONTROLLING INTERESTS - continued

In January 2016, the Group sold 39.94% ownership of Zhengbao Yucai to a limited partnership entity, Beijing Champion Tongxin Management Consulting LLP (“Tongxin”), for a cash consideration of US$4,824. Mr. Zhengdong Zhu, holds 53.11% interest of the partnership and serves as a co-general partner. All the partners in Tongxin are employees of the Group. The entire cash consideration was fully paid by the investors as of September 30, 2016. As the Group retained control over Zhengbao Yucai subsequent to the above transactions, the disposal was accounted as an equity transaction in the Group’s consolidated financial statements. Subsequent to the transaction, the Group’s interest over Zhengbao Yucai was diluted to 60.06% as of September 30, 2016.

On December 8, 2016, Zhengbao Yucai submitted a revised share issuance plan (“Revised Plan”) to China’s New Third Board. Under the Revised Plan, Zhengbao Yucai proposed to issue no more than 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance, at a price of RMB1.99 per common share. Total fund raised by the share issuance were RMB83.3 million (US$11,900). Pursuant to the Revised Plan, Mr. Zhengdong Zhu, chairman and CEO of the Group, and Mr. Liankui Hu, an independent director of the Group, subscribed 63.8% and 24.6%, respectively, of the total shares issued. The share issuance plan was completed in March 2017. Immediately following the share issuance, the equity interest of the Group in Zhengbao Yucai was reduced from 60.1% to 35.8%. The Group recorded an increase of US$1,090 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of Zhengbao Yucai.

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

In May 2016, the Group acquired 80% of equity interest in NetinNet. The noncontrolling interest of 20% equity interest over NetinNet has been included in the consolidated financial statements as of and since September 30, 2016.

On March 29, 2017, Champion Technology entered into a definitive agreement to sell its 80% equity interest in NetinNet to its controlled associate company, Zhengbao Yucai, for a total cash consideration of RMB221 million (US$33,217). The restructuring was considered a transaction under common control and was approved by the board of directors of Champion Technology and NetinNet. No gain/loss was recorded from this restructuring.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

On November 1, 2017, the Group acquired 80% of equity interest in Jiangsu Asset. The noncontrolling interest of 20% equity interest over Jiangsu Asset has been included in the consolidated financial statements as of September 30, 2018.

On July 10, 2018, the Group entered into a new share transfer agreement, by exercising a portion of the call option, to purchase additional 11% equity interest of Beijing Ruida, refer to Note 3, for a cash consideration of RMB39.6 million (US$5,931), subject to price adjustment under certain pre-agreed conditions. Together with the 40% equity interest acquired previously, the Group holds a total of 51% equity interest of Beijing Ruida. The noncontrolling interest of 49% equity interest over Beijing Ruida has been included in the consolidated financial statements as of September 30, 2018.

The schedule below discloses the effect of changes in the Company’s ownership interest on the Company’s equity:

	Years ended September 30,
	2016	2017	2018
	US$	US$	US$
Net income attributable to China Distance Education Holdings Limited	26,290	14,935	11,626
Transfers from noncontrolling interest:
Increase in the Group’s additional paid-in capital in relation to capital contribution made by Zhengbao Yucai’s noncontrolling interest	—	1,090	—
Increase in the Group’s additional paid-in capital in relation to capital contribution made by Jiangsu Asset’s noncontrolling interest	—	—	29
Changes from net income attributable to China Distance Education Holdings Limited’s shareholders and transfer from noncontrolling interests	26,290	16,025	11,655

23.	SEGMENT REPORTING

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews U.S. GAAP financial information of its operating segments when making decisions about allocating resources and assessing the performance of the Group. The Group identified three operation segments, including professional education services, business start-up training services and the sale of learning simulation software during the years ended September 30, 2017 and 2018. During the year ended September 30, 2018, the Group renamed its education services segment from “online education services” to “professional education services”, which has no impact to the Group’s segment reporting.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

23.	SEGMENT REPORTING - continued

The Group operates primarily in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.

The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating costs and expenses, and operating income. Net revenues, operating costs and expenses, operating income, and total assets by segment were as follows:

	Year ended September 30,
	2016	2017	2018
	US$	US$	US$
Net revenues	117,548	130,988	166,668
Professional education services	110,137	114,190	150,484
Business start-up training services	4,375	5,276	4,608
Sale of learning simulation software	3,036	11,522	11,576

Operating costs and expenses:
Cost of sales	(48,334)	(57,412)	(87,883)
Professional education services	(44,473)	(50,168)	(79,168)
Business start-up training services	(1,915)	(2,069)	(2,644)
Sale of learning simulation software	(1,946)	(5,175)	(6,071)
Selling and marketing	(24,517)	(34,910)	(44,717)
Professional education services	(22,556)	(30,696)	(39,698)
Business start-up training services	(688)	(869)	(1,127)
Sale of learning simulation software	(1,273)	(3,345)	(3,892)
General and administrative	(13,525)	(15,955)	(16,760)
Professional education services	(12,049)	(12,890)	(14,548)
Business start-up training services	(776)	(1,034)	(896)
Sale of learning simulation software	(700)	(2,031)	(1,316)
Unallocated corporate expenses	(3,253)	(3,513)	(4,493)

Total operating costs and expenses	(89,629)	(111,790)	(153,853)
Professional education services	(79,078)	(93,754)	(133,414)
Business start-up training services	(3,379)	(3,972)	(4,667)
Sale of learning simulation software	(3,919)	(10,551)	(11,279)
Unallocated corporate expenses	(3,253)	(3,513)	(4,493)

Other operating income	806	1,912	3,051
Professional education services	570	184	643
Business start-up training services	2	91	76
Sale of learning simulation software	234	1,637	2,332

Operating income (loss)	28,725	21,110	15,950
Professional education services	31,629	20,620	17,797
Business start-up training services	998	1,395	17
Sale of learning simulation software	(649)	2,608	2,629
Unallocated corporate expenses	(3,253)	(3,513)	(4,493)

Segment assets	148,920	224,551	328,925
Professional education services	93,609	133,836	236,496
Business start-up training services	13,262	45,569	46,205
Sale of learning simulation software	42,049	45,146	46,224

Total assets	148,920	224,551	328,925

Amortization and depreciation	3,639	4,790	6,299
Professional education services	2,792	3,001	4,479
Business start-up training services	60	36	36
Sale of learning simulation software	787	1,753	1,784

(Loss) gain from equity method investments	(91)	(153)	172
Professional education services	(91)	(153)	(58)
Business start-up training services	—	—	230
Sale of learning simulation software	—	—	—

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

24.	NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Years ended September 30,
	2016	2017	2018
	US$	US$	US$
Numerator:
Net income	26,290	14,935	11,626
- allocated to ordinary share - basic	26,184	14,891	11,583
- allocated to nonvested restricted share - basic	106	44	43

Denominator:
Weighted average number of ordinary shares outstanding	136,497,929	131,432,211	132,363,620
Weighted average number of nonvested restricted share	555,489	400,644	487,685
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	1,412,526	1,370,400	265,850

Weighted average ordinary shares outstanding used in computing diluted net income per share	138,465,944	133,203,255	133,117,155

Basic net income per share	0.19	0.11	0.09

Basic net income per nonvested restricted share	0.19	0.11	0.09

Diluted net income per share	0.19	0.11	0.09

Diluted net income per nonvested restricted share	0.19	0.11	0.09

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN

Share options

On April 18, 2008, the Company’s shareholders approved the “China Distance Education Holdings Limited Share Incentive Plan” (the “Prior Plan”), which permits the grant of share options and shares to its employees and non-employees (the “Participants”). The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the “Participants” under the Prior Plan should not exceed 11,652,556 ordinary shares of par value US$0.0001 per share. On July 2, 2008, the Company’s shareholders approved the “China Distance Education Holdings Limited 2008 Performance Incentive Plan” (the “New Plan”). Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is equal to 5% of the total number of ordinary shares issued and outstanding as of August 4, 2008, plus an automatic annual increase on October 1 of each calendar year commencing with October 1, 2008, by an amount equal to the lesser of (i) 1%, 2% amended on November 28, 2017, of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) such number of ordinary shares as may be determined by the Company’s board of directors, or (iii) 2,850,000 ordinary shares, as amended on November 28, 2017. The purpose of these share incentive plans is to promote the success of the Company and the interests of its shareholders by providing a means through which the Company may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of recipients with those of the Company’s shareholders generally. The New Plan had an expiration date of August 4, 2018, which was further extended to August 4, 2028. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those option awards generally vest within 4 years of continuous service and have 10-year contractual terms. Share awards generally vest for a service period of 1 to 2 years.

On November 18, 2014, the Company’s board of directors approved to grant certain employees 2,800,000 share options with an exercise price per share at US$3.74. These options vest subject to a four-year vesting schedule with 25% vesting in each year.

On August 23, 2017, the Company’s board of directors approved the modification of the exercise price of options granted on November 18, 2014 under Employee Stock Ownership Plan (“ESOP”). The exercise price was modified from US$3.32 to US$1.81 per share, which was determined by the closing price of New York Stock Exchange (“NYSE”) on the approval day. The Group used binomial option pricing model to measure the fair value of the incremental compensation cost, which is the excess of the fair-value-based measure of the modified award on the date of modification over the fair value of the original award immediately before the modification. The incremental fair value was recorded as compensation cost on the date of modification for vested awards and over the remaining service vesting period for unvested awards.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Share options - continued

A summary of option activity as of September 30, 2016, 2017 and 2018, and changes during the years ended September 30, 2016, 2017 and 2018 are presented below:

Share option granted to employees and non-executive directors	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, September 30, 2015	2,563,600	US$	3.36	8.69	—

Exercised	(456,000)	US$	3.54
Forfeited	(24,000)	US$	3.49

Outstanding, September 30, 2016	2,083,600	US$	2.86	7.55	765

Exercised	—		—
Forfeited	(58,000)	US$	3.32

Outstanding, September 30, 2017	2,025,600	US$	2.85	6.53	—

Exercised	(895,148)	US$	1.66
Forfeited	(71,352)	US$	1.17

Outstanding, September 30, 2018	1,059,100	US$	1.39	5.58	718

Expected to vest, September 30, 2018	526,000	US$	170	6.14	198

Exercisable at September 30, 2018	533,100	US$	1.09	5.02	520

A summary of the activities of the share option granted to non-employees as of September 30, 2016, 2017 and 2018, and changes during the years ended September 30, 2016, 2017 and 2018 are presented below:

Share option granted to non-employees	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, September 30, 2015	125,300	US$	0.15	2.55	382

Exercised	(68,300)		—

Outstanding, September 30, 2016	57,000		—	1.55	184

Exercised	—		—

Outstanding, September 30, 2017	57,000		—	0.55	96

Exercised	(57,000)		—

Outstanding, September 30, 2018	—		—	—	—

Exercisable at September 30, 2018	—		—	—	—

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Share options - continued

The Company declared a cash dividend of US$0.225, US$0.1125 and US$0.1125 per ordinary share on its outstanding shares to shareholders on the record date in the years ended September 30, 2016, 2017 and 2018, respectively. Refer to Note 26 for the disclosure of cash dividend. According to the terms of the Prior and New Plan, the exercise price was duly reduced for all the outstanding options, subject to the approval of the Company’s board of directors. The exercise price was reduced by US$0.225, nil and US$0.1125 for all of the outstanding options on the record date in the years ended September 2016, 2017 and 2018. The change in exercise price incurred in the year of dividend declared and therefore was not reflected in the weighted-average exercise price at the beginning of the year.

The total intrinsic value of options exercised during the years ended September 30, 2016, 2017 and 2018 were US$372, US$0 and US$749, respectively. As of September 30, 2018, the unrecognized share-based compensation cost related to share options amounted to approximately US$106. This compensation cost is expected to be recognized over a weighted-average vesting period of 0.13 year.

Nonvested restricted shares

On January 12, 2015, the Company granted 542,372 nonvested restricted shares. These nonvested restricted shares are subject to a four-year vesting period with 25% vesting on the first anniversary of the issuance date and the remaining 75% vesting in six substantially equal semi-annual installments. Before the removal of restriction on the transferability, the holder of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date value of a nonvested restricted share was US$3.6875, which was the closing price of the Company’s ADSs on NYSE on January 12, 2015. This grant resulted in a total share-based compensation of US$2,000, to be recognized ratably over the requisite service period of four years.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Nonvested restricted shares - continued

On December 3, 2015, the Company granted 125,000 nonvested restricted shares of the Company to its directors. These shares are restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. The restriction will be removed upon the vesting of the nonvested restricted shares on the first anniversary of the issuance day. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date value of a nonvested restricted share was US$3.8125, which was determined based on the closing price of the Company’s ADSs on NYSE on December 3, 2015. This grant resulted in a total share-based compensation of US$477, which was recognized over the requisite service period of one year.

On December 3, 2016, the Company granted 125,000 nonvested restricted shares of the Company to its directors. These shares are restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. The restriction will be removed upon the vesting of the nonvested restricted shares on the first anniversary of the issuance day. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date value of a nonvested restricted share was US$3.03, which was determined based on the closing price of the Company’s ADSs on NYSE on December 3, 2016. This grant resulted in a total share-based compensation of US$379, which was recognized over the requisite service period of one year.

On December 3, 2017, the Company granted 125,000 nonvested restricted shares of the Company to its directors. These shares are restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. The restriction will be removed upon the vesting of the nonvested restricted shares on the first anniversary of the issuance day. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date value of a nonvested restricted share was US$2.21, which was determined based on the closing price of the Company’s ADSs on NYSE on December 3, 2017. This grant resulted in a total share-based compensation of US$276, which was recognized over the requisite service period of one year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Nonvested restricted shares - continued

On January 17, 2018, the Company granted 343,600 nonvested restricted shares to executive directors, officers and employees under the New Plan. These nonvested restricted shares are subject to a two-year vesting period with four substantially equal semi-annual installments. These shares are restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date value of a nonvested restricted share was US$2.32, which was the closing price of the Company’s ADSs on NYSE on January 17, 2018. This grant resulted in a total share-based compensation of US$796, which to be recognized ratably over the requisite service period of two years.

A summary of the nonvested restricted shares activities for the years ended September 30, 2016, 2017 and 2018 is as follows:

	Number of Nonvested restricted shares outstanding	Weight average grant-date fair value	Aggregated intrinsic value
	US$
Nonvested restricted shares outstanding at September 30, 2015	667,372	3.85	2,132

Granted	125,000	3.81
Vested	(328,389)	4.01

Nonvested restricted shares outstanding at September 30, 2016	463,983	3.72	1,499

Granted	125,000	3.03
Vested	(260,593)	3.75

Nonvested restricted shares outstanding at September 30, 2017	328,390	3.44	551

Granted	468,600	2.29
Vested	(346,493)	3.11

Nonvested restricted shares outstanding at September 30, 2018	450,497	2.49	933

Nonvested restricted shares expected to vest at September 30, 2018	450,497	2.49	933

The Company recorded share-based compensation expenses of US$992, US$895 and US$1,075 for the years ended September 30, 2016, 2017 and 2018, respectively. As of September 30, 2018, there was US$706 of share-based compensation related to nonvested shares that is expected to be recognized over a weighted average period of 1.0 year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Share-based compensation expense

Total share-based compensation expense of share-based awards granted to employees, non-employees and non-executive directors recognized for the years ended September 30, 2016, 2017 and 2018 are as follows:

	As of September 30,
	2016	2017	2018
	US$	US$	US$
Cost of sales	162	164	161
General and administrative expenses	1,769	1,862	2,065
Selling expenses	84	85	80

	2,015	2,111	2,306

26.	CASH DIVIDEND

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

On November 28, 2017, the Company approved and declared a cash dividend of US$0.1125 per ordinary share on its total 132,804,973 outstanding shares as of the close of trading on January 12, 2018, resulting in payments totaling US$14,949 to shareholders. Such dividend was recorded as a reduction against retained earnings.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except share and per share data, or otherwise noted)

27.	SUBSEQUENT EVENTS

(1)

On November 12, 2018, the Group’s Board of directors approved to dispose 60% equity interest in Champion Tax Advisory to Champion Tax Advisory’s key employees for a total consideration of RMB35.9 million (US$5,224), which will be paid in three installments over two years . Champion Tax Advisory operates a “Tax School Program” to provide tax related courses for tax and accounting professionals. On December 29, 2018, the Group received the first installment amounting to RMB13.9 million (US$2,020). The Group is in the process of assessing the accounting impact of this transaction.

(2)

On December 28, 2018, the Company granted 353,200 nonvested restricted shares to executive directors, officers and employees. These nonvested restricted shares are subject to a two-year vesting period.

(3)	In January 2019, the Company granted 451,968 nonvested restricted shares to the co-chief financial officers. These nonvested restricted shares are subject to a one-year vesting period.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	As of September 30,
	2017	2018
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	6,021	2,223
Prepayment and other current assets	271	271
Amounts due from subsidiaries	10,272	8,669

Total current assets	16,564	11,163

Non-current assets
Long-term investment	911	2,733
Investment in subsidiaries	150,935	161,896

Total non-current assets	151,846	164,629

Total assets	168,410	175,792

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other liabilities	1,521	1,144
Amounts due to subsidiaries	88,141	79,836
Bank borrowings	29,965	50,538

Total current liabilities	119,627	131,518

Total liabilities	119,627	131,518

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 131,854,773 and 133,275,521 shares issued and outstanding at September 30, 2017 and 2018, respectively)	13	13
Additional paid-in capital	19,097	21,557
Accumulated other comprehensive loss	(3,367)	(7,013)
Retained earnings	33,040	29,717

Total equity	48,783	44,274

Total liabilities and equity	168,410	175,792

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share data and per share data)

	For the years ended September 30,
	2016	2017	2018
	US$	US$	US$
Cost of sales	(162)	(164)	(161)
Selling expenses	(84)	(85)	(80)
General and administrative expenses	(2,591)	(3,250)	(2,887)

Operating loss	(2,837)	(3,499)	(3,128)
Equity in income of subsidiaries and variable interest entities	27,902	19,287	14,763
Interest income	2	1	1
Interest expense	(1,131)	(1,362)	(2,110)
Exchange gain	2,354	508	2,100

Net income	26,290	14,935	11,626

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share data and per share data)

	Years ended September 30,
	2016	2017	2018
	US$	US$	US$
Net income	26,290	14,935	11,626
Other comprehensive loss
Foreign currency translation adjustment	(6,153)	(122)	(6,245)

Total comprehensive income	20,137	14,813	5,381

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENT OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
		US$	US$	US$	US$	US$
Balance as of September 30, 2015	142,406,933	14	55,598	2,735	32,462	90,809
Net income for the year	—	—	—	—	26,290	26,290
Foreign currency translation adjustments	—	—	—	(6,153)	—	(6,153)
Repurchase of ordinary shares (Note 17)	(11,326,460)	(1)	(21,289)	—	(15,470)	(36,760)
Options exercised	524,300	—	1,659	—	—	1,659
Stock-based compensation expense (Note 25)	125,000	—	2,015	—	—	2,015
Dividends (Note 26)	—	—	(20,800)	—	(10,338)	(31,138)
Loan to optionees in connection with exercise of options	—	—	(1,663)	—	—	(1,663)
Repayment of loan to optionees in connection with exercise of options	—	—	177	—	—	177

Balance as of September 30, 2016	131,729,773	13	15,697	(3,418)	32,944	45,236
Net income for the year	—	—	—	—	14,935	14,935
Foreign currency translation adjustments	—	—	—	(122)	—	(122)
Unrealized gain on available-for-sale investments, net of tax effect of US$26	—	—	—	173	—	173
Stock-based compensation expense (Note 25)	125,000	—	2,111	—	—	2,111
Dividends (Note 26)	—	—	—		(14,839)	(14,839)
Capital contribution from noncontrolling interests	—	—	1,090	—	—	1,090
Repayment of loan to optionees in connection with exercise of options	—	—	199	—	—	199

Balance as of September 30, 2017	131,854,773	13	19,097	(3,367)	33,040	48,783
Net income for the year	—	—	—	—	11,626	11,626
Foreign currency translation adjustments	—	—	—	(6,245)	—	(6,245)
Unrealized gain on available-for-sale investments, net of tax effect of US$420	—	—	—	2,599	—	2,599
Options exercised	952,148	—	1,489	—	—	1,489
Stock-based compensation expense (Note 25)	468,600	—	2,306	—	—	2,306
Dividends (Note 26)	—	—	—	—	(14,949)	(14,949)
Capital contribution from noncontrolling interests	—	—	29	—	—	29
Loan to optionees in connection with exercise of options	—	—	(1,557)	—	—	(1,557)
Repayment of loan to optionees in connection with exercise of options	—	—	193	—	—	193

Balance as of September 30, 2018	133,275,521	13	21,557	(7,013)	29,717	44,274

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	For the years ended September 30,
	2016	2017	2018
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	26,290	14,935	11,626
Adjustments to reconcile net income to net cash generated from operating activities:
Equity in profit of subsidiaries and variable interest entities	(27,902)	(19,287)	(14,763)
Share-based compensation	2,015	2,111	2,306
(Decrease) increase in accrued expenses and other liabilities	(29)	1,263	(377)
(Increase) decrease in amounts due from subsidiaries	(5,120)	(1,263)	1,604
(Increase) decrease in prepayments and other assets	(3)	12	—
Increase (decrease) in amounts due to subsidiaries	65,631	6,059	(8,305)
Exchange (gain) loss	(925)	553	(1,666)

Net cash generated from (used in) operating activities	59,957	4,383	(9,575)
Purchase of available-for-sale investment	—	(911)	—

Net cash used in investing activity	—	(911)	—
Repurchase of ordinary shares	(36,760)	—	—
Proceeds from share options exercised by employees	1,659	—	1,489
Loan to optionees in connection with exercise of options	(1,663)	—	(1,558)
Repayment of loan to optionees in connection with exercise of options	177	199	193
Capital contribution from noncontrolling interests	—	1,090	29
New short-term loans drawn down	—	14,414	20,573
Dividends paid to shareholders	(31,138)	(14,839)	(14,949)

Net cash (used in) generated from financing activities	(67,725)	864	5,777

Net (decrease) increase in cash and cash equivalents and restricted cash	(7,768)	4,336	(3,798)
Cash and cash equivalents and restricted cash at beginning of the year	9,453	1,685	6,021

Cash and cash equivalents and restricted cash at end of the year	1,685	6,021	2,223

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

The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries, VIEs and VIEs’ subsidiaries were over the 25% of the consolidated net assets of the Group as of September 30, 2018.

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

The Parent Company carried the investments in subsidiaries and VIEs at US$150,935 and US$161,896 at September 30, 2017 and 2018, respectively.

The Parent Company’s share of equity in income in subsidiaries and the VIEs recognized in years ended September 30, 2016, 2017 and 2018 were US$27,902, US$19,287 and US$14,763, respectively.