Form 20-F
period 2019-09-30
China Distance Education Holdings LTD
filed 2020-01-23
CIK 1438644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2019

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

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing four ordinary shares, par value $0.0001 per share	DL	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 134,210,745 ordinary shares.

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended September 30, 2017, 2018 and 2019 and audited consolidated balance sheet data as of September 30, 2018 and 2019.

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

•

the anticipated benefits of acquisition of Jiangsu Zhengbao Asset Financial Advisory Co., Ltd. (formerly known as Nanjing Xin Asset Financial Advisory Co., Ltd.), or Jiangsu Asset, and Beijing Ruida Chengtai Education Technology Co., Ltd., or Beijing Ruida, and other strategic investments;

•

the anticipated benefits of the disposal of Beijing Champion Tax Management and Advisory Co., Ltd., or Champion Tax Advisory, or “Tax School Program” (now known as Beijing Champion Yuanjian Education Technology Co., Ltd., or Champion Yuanjian);

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated statements of operations data for the fiscal years ended September 30, 2017, 2018 and 2019 and the selected consolidated balance sheets data as of September 30, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended September 30, 2015 and 2016 and the selected consolidated balance sheets data as of September 30, 2015, 2016 and 2017, are derived from our audited consolidated financial statements, which are not included in this annual report. The following information should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Years Ended September 30,
	2015	2016	2017	2018	2019
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	88,657	93,923	95,503	117,026	145,917
Books and reference materials	6,873	8,067	8,980	10,213	27,372
Others	12,647	15,558	26,505	39,429	38,533
Total net revenues	108,177	117,548	130,988	166,668	211,822
Cost of sales:
Cost of services and others(5)	(41,043)	(43,796)	(50,540)	(78,936)	(85,252)
Cost of tangible goods sold	(3,300)	(4,538)	(6,872)	(8,947)	(19,489)
Total cost of sales	(44,343)	(48,334)	(57,412)	(87,883)	(104,741)
Gross profit	63,834	69,214	73,576	78,785	107,081
Operating expenses:
Selling expenses (5)	(24,186)	(24,517)	(34,910)	(44,717)	(61,460)
General and administrative expenses (5)	(13,211)	(16,778)	(19,468)	(21,253)	(24,919)
Impairment of goodwill	—	—	—	—	(1,517)
Total operating expenses	(37,397)	(41,295)	(54,378)	(65,970)	(87,896)
Change in fair value in connection with business combination	—	—	—	84	695
Other operating income	224	806	1,912	3,051	2,968
Operating income	26,661	28,725	21,110	15,950	22,848
Interest income (expense), net	3,049	1,465	482	(809)	(612)
Exchange gain	737	2,462	128	2,476	3,296
Impairment loss from long-term investments	—	—	(679)	(2,835)	(6,920)
Gain from disposal of an investment	—	—	—	—	318
Gain from deconsolidation of a subsidiary	—	—	—	—	6,869
Income before income taxes	30,447	32,652	21,041	14,782	25,799
Less: Income tax expense	(5,874)	(6,150)	(4,620)	(2,307)	(8,121)
Loss from equity method investment	—	(91)	(153)	(172)	(1,484)
Net income	24,573	26,411	16,268	12,303	16,194
Less: Net income (loss) attributable to noncontrolling interest	—	121	1,333	677	(5,060)
Net income attributable to China Distance Education Holdings Limited	24,573	26,290	14,935	11,626	21,254
Net income per ordinary share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.17	0.19	0.11	0.09	0.16
Diluted	0.17	0.19	0.11	0.09	0.16
Dividends declared per share	0.20	0.225	0.1125	0.1125	—

	Years Ended September 30,
	2015	2016	2017	2018	2019
	(In thousands of $, except share, per share and per ADS data)
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders (1)
Basic	0.69	0.77	0.45	0.35	0.64
Diluted	0.68	0.76	0.45	0.35	0.64
Weighted average shares used in calculating net income per share:
Basic	142,720,838	136,497,929	131,432,211	132,363,620	133,060,900
Diluted	143,767,990	138,465,944	133,203,255	133,117,155	134,138,117
Other Consolidated Financial Data:
Gross Margin (2)	59.0%	58.9%	56.2%	47.3%	50.6%
Operating Margin (3)	24.6%	24.4%	16.1%	9.6%	10.8%
Net Margin (4)	22.7%	22.4%	11.4%	7.0%	10.0%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents operating income as a percentage of net revenues.
(4)	Net margin represents net income attributable to CDEL as a percentage of net revenues.
(5)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	Years Ended September 30,
	2015	2016	2017	2018	2019
	(in thousands of $)
Cost of services and others	143	162	164	161	23
Selling expenses	74	84	85	80	10
General and administrative expenses	1,566	1,769	1,862	2,065	1,972
Total share-based compensation expenses	1,783	2,015	2,111	2,306	2,005

	As of September 30,
	2015	2016	2017	2018	2019
	(in thousands of $)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	117,899	53,677	60,526	30,826	67,977
Term deposits	4,720	—	—	—	—
Restricted cash	16,312	15,547	34,855	51,736	38,358
Short-term investments	—	1,278	5,261	17,073	22,118
Long-term investments	—	3,079	43,631	33,837	25,379
Total assets	174,120	148,920	224,551	328,925	355,350
Short-term bank borrowings	16,467	15,551	29,965	50,975	38,502
Deferred revenue – current portion	29,563	36,332	50,506	78,194	94,202
Refundable fees – current portion	5,245	862	1,074	13,837	435
Deferred revenue – non-current portion	—	—	—	—	33,564
Refundable fees – non-current portion	—	—	—	—	2,440
Long-term bank borrowing	—	—	19,930	12,027	—
Total liabilities	83,311	92,448	151,739	219,160	231,604
Total China Distance Education Holdings Limited shareholders’ equity	90,809	45,236	48,783	44,274	72,831
Total noncontrolling interest	—	11,236	24,029	65,491	50,915
Total liabilities and equity	174,120	148,920	224,551	328,925	355,350
Ordinary shares	14	13	13	13	13

Exchange Rate Information

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the Federal Reserve Bank of New York. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB 7.1477 to $1.00, the noon buying rate in effect as of September 30, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

If we are unable to continue to attract course participants to enroll in our courses, or to charge our course participants competitive but profitable fees, our revenues may decline and we may not be able to maintain profitability.

The continued success and growth of our business depend primarily on the number of enrollments in our courses and the amount of course fees that we can charge. This in turn will depend on several factors, including our ability to develop new courses and improve existing courses to respond to changes in market trends and demands of course participants, to effectively market our courses to a broader base of prospective course participants, to train and retain qualified lecturers and tutors, to develop or acquire additional high-quality educational content and to respond to competitive pressures. In addition, the expansion of our courses, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new courses, services and products or to maintain their quality and consistency, or other factors. Furthermore, we may not be able to develop and offer additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. In December 2018, we decided to dispose of 60% of our interest in “Tax School Program” to its management team because this business had not yet generated reasonable returns after several years of investments. In addition, the revenue from business start-up training services in fiscal year 2019 declined by 39.3% from fiscal year 2018. If we are unable to continue to attract course participants to enroll in our courses, increase enrollments in our relatively new courses, or charge competitive but profitable fees, our revenues may decline and we may be unable to achieve revenue growth or maintain our profitability.

If we fail to develop and introduce new courses, services and products that meet our target course participants’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the healthcare, engineering & construction, law and other industries, as well as other forms of online and offline education. In addition to regular classes, we have also introduced, in the past few years, “elite” classes and “premium” classes within some of our most popular course offerings to better serve the needs of high-end course participants. The profitability of the elite and premium classes may be subject to risks given that the course participants enjoy refund or discount privileges if certain pre-agreed conditions are met. We also offer business start-up training courses, which are subsidized by the PRC government, the profitability of which may be subject to risks given that the subsidy we are entitled to receive from the government in certain provinces and cities may be reduced if certain stipulated conditions in the government’s subsidy policies are not met. Our acquisition of Xiamen NetinNet Software Co., Ltd., or Xiamen NetinNet in May 2016 further complements our suite of learning solutions for the college market, and enables us to offer comprehensive accounting simulation-based learning content to college students aimed at enriching their learning experience and complementing traditional college teaching methods. In fiscal year 2016, we introduced employment guidance services for accounting professionals which consisted of accounting practical skills training courses and employment guidance services. Our acquisition of Jiangsu Asset in November 2017 further broadens our services to small and medium sized enterprises, or SMEs, by introducing accounting and related advisory services and provides valuable internship opportunities to students in our College Cooperation Program. Our acquisition of Beijing Ruida in July 2018 further strengthens our legal education vertical by adding a leading national legal professional qualification examination (formerly known as “national judicial examination”) preparation business to our portfolio of education services. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

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

We believe that market awareness of our key brands, such as “Chinaacc”, “med66.com” and “Beijing Ruida”, have contributed significantly to the success of our business. Maintaining and enhancing these key brands, further improving our brands in other industries and introducing new brands are critical to our efforts to grow our course participant base and attract additional business partners. We may need to incur significant marketing and promotion costs to maintain and enhance our brands. Failure to maintain and enhance recognition of our brands could have a material and adverse effect on our business, operating results and financial condition.

Our business could be adversely affected if there are changes in the perceived difficulty, requirements or formats of professional examinations, courses and continuing education in China, or if certain professional qualifications and certificates are cancelled by the government authorities.

We provide professional education and test preparation courses relating to the accounting, healthcare, engineering & construction, law and other industries. In addition, we also provide online professional continuing education courses mainly relating to the accounting and engineering & construction industries. We have obtained approval and exclusive rights to offer self-taught study process monitoring programs in certain provinces and cities, to allow learners to earn up to 30% of the credits they need to obtain post-secondary self-taught education degrees. If there is any material change to the perceived difficulty, requirements or formats of examinations, courses and continuing education in our course offerings, and if we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, the demand for, and relevance of, our courses and training materials may be adversely affected, which could have an adverse impact on our financial condition and results of operations. For example, the Ministry of Justice of the People’s Republic of China, or the MOJ, published the Implementing Measures for the National Unified Legal Profession Qualification Examination, which became effective on April 28, 2018, pursuant to which China’s national judicial examination was replaced by the national unified legal professional qualification examination, or the Legal Professional Qualification Examination. Under the new exam policy, persons who enrolled in a bachelor’s degree or above from higher education institutions as legal or other majors prior to April 28, 2018 are eligible to register for the Legal Professional Qualification Examination upon completion of such bachelor’s degree or above, similar to the related exam policy in effect prior to April 28, 2018. Persons who enroll in higher education institutions after April 28, 2018 must adhere to the new exam policy in order to register for the Legal Professional Qualification Examination, which stipulates that exam registrants must either have completed (i) a bachelor’s degree or above from a higher education institution with a major in law; (ii) a bachelor’s degree from a higher education institution in any major and a Juris Master or Master of Laws degree or above; or (iii) a bachelor’s degree or above from a higher education institution in any major and three full years of legal working experience. The Legal Professional Qualification Examination shall be held once a year and consists of both an objective test and a subjective test, and only the examinees who have passed the objective test can sit for the subjective test. If we are unable to adjust our courses and training materials according to the changes in the Legal Professional Qualification Examination in a timely manner, our financial condition and results of operations could be adversely impacted.

In addition, if competent government authorities decide to cancel certain professional qualifications or certificates, our business relating to the relevant course offerings would be materially and adversely affected. For example, starting from late November 2016, the Department of Finance in certain provinces and cities suspended the Accounting Certificate Examination due to the proposed changes to the related examination policy, and such suspension adversely impacted our revenue from Accounting Certificate and accounting continuing education courses in fiscal year 2017. In December 2016, the State Council further cancelled 114 professional licenses. In September 2017, the Ministry of Human Resource and Social Security of PRC issued the Circular on Issuing the Catalog of National Occupational Qualifications and released a catalogue of 140 national occupational qualifications, prohibiting the issuance of certificates and confirmation for unlisted qualifications. In November 2017, the Standing Committee of the National People’s Congress (“SCNPC”) published the Decision of the SCNPC on Revising the “Accounting Law of the People’s Republic of China” and Other Eleven Pieces of Laws, pursuant to which the requirement of holding an Accounting Certificate to be engaged in accounting work was canceled. In conjunction with the cancellation of the Accounting Certificate, the examination policy of Elementary Accounting Professional Qualification Examination (“APQE”) was released, stating that candidates possessing a high school diploma or above degree are permitted to take the Elementary APQE instead of holding an Accounting Certificate. If there are any material changes in the professional qualification licensing and identification related to our course offerings, and we are unable to address these changes in a timely manner, our revenue generated from related course offerings may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

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

As of December 31, 2019, our co-founder and chief executive officer, Mr. Zhu, beneficially owned 52,879,137 ordinary shares or approximately 39.23% of our outstanding ordinary shares. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of most corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, businesses, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of interest in our controlled company, Zhengbao Yucai, and, as a result, he has significantly greater influence over Zhengbao Yucai and its corporate actions relative to us and his interests may not be aligned with our interests.

As of December 31, 2019, Mr. Zhengdong Zhu beneficially holds 38.4% equity interest in Zhengbao Yucai and thus Mr. Zhu has significant influence in determining the outcome of most corporate transactions or other matters submitted to shareholders of Zhengbao Yucai for approval, including mergers, consolidations and the sale of all or substantially all of its assets, businesses, election of directors and other significant corporate actions.

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

We face competition from providers of traditional offline education, training and test preparation services, and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation markets. Although online education is increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally more widely accepted. We therefore compete with traditional offline educational institutions and training centers in the various disciplines in which we offer courses. As most of our courses are conducted solely online, if the preference for traditional forms of education and training persists or increases, we may not be able to compete effectively with competitors engaging in traditional forms of education and training. In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the international competitors’ technology and experience developed in their home markets. In addition, we also face competition directly from traditional offline educational institutions and training centers offering offline courses similar to the offline courses we offer to customers.

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

We have experienced seasonality in revenues from online education services primarily due to seasonal changes in course enrollments and the timing of various exams. As the majority of our course participants take courses relating to the main professional exams, which are typically held in May, September and October, we typically experience higher revenues from online education services in the second half of each fiscal year. Additionally, as the majority of our course participants for professional continuing education courses take such courses in the second half of the calendar year, we typically experience higher professional continuing education revenues during the quarters ending September 30 and December 31 of each fiscal year. Xiamen NetinNet typically experiences higher revenues from the sale of learning simulation software during the quarters ending September 30 and December 31 of each fiscal year. We have also experienced seasonality in revenues since our acquisition of Beijing Ruida in July 2018. Beijing Ruida typically experiences higher revenues from legal education services and products in the second half of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. Furthermore, our revenues may be significantly affected by the timing of various exams. For example, the 2015 CPA Qualification Exam, which was originally held in September, was postponed to October 2015. As a result, deferred revenue relating to such exam was not fully recognized in fiscal year 2015, but was recognized over a longer period of time through October 2015. In addition, as the mix of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become even more pronounced. For more details, see “Item 4.B. Business Overview — Seasonality.”

Higher labor costs, inflation and implementation of stricter labor laws in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of social development and increasing inflation in China. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.6% and 2.1% in 2017 and 2018, respectively. The average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our course participants by increasing prices for our services or improving the utilization of our teachers and our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigations, our business and profitability may be adversely affected.

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

We cannot assure you that our services and products do not or will not infringe any intellectual property rights held by third parties. We have in the past, in the ordinary course of business, experienced claims for intellectual property infringement, none of which has had a material effect on our business. We cannot assure you that in the future we will not receive claims of infringement of third parties’ proprietary rights or claims for indemnification resulting from infringement arising from our services or products. We may also become subject to claims that content on our websites or in the books and reference materials or marketing materials that we or our lecturers publish or distribute is protected by third parties’ copyrights or trademarks.

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

We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our course participants, which is also essential to maintain their confidence in our online products and services. We have deployed hardware-software combined measures to protect information security. However, advances in technology, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in a compromise or breach of the measures that we use. On December 28, 2012, SCNPC promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the Internet. The Information Protection Decision provides that Internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. In addition, Internet content providers can collect and use the user’s personal information only with the consent of users and only within the scope of such consent. On July 16, 2013, China’s Ministry of Industry and Information Technology, or MIIT, promulgated the Provisions on the Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as the information that can be used individually or in combination with other information to identify the users, including but not limited to the name, birth date, ID No., address, telephone number and account number and the information about when and where the user uses such telecommunication and internet service. On November 7, 2016, the SCNPC promulgated the PRC Cyber Security Law, which took effect on June 1, 2017. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities; and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. However, the effect of these laws on curbing hacking and other illegal online activities still remains to be seen. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our course participants, subject us to penalties imposed by administrative authorities, and disrupt our operations. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

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

We may continue to grant share options and/or nonvested shares under our current or future share incentive plans, or modify the terms of existing share options, which may continue to materially impact our future results of operations or result in dilution to our shareholders.

We adopted our Share Incentive Plan in April 2008, which expired in April 2018, or the Prior Plan, under which we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers. We adopted in July 2008, and amended and restated in February 2009, May 2012, and November 2017, respectively, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 31,579,719 ordinary shares as of September 30, 2019, plus an automatic annual adjustment. Pursuant to the New Plan, we had granted options for the purchase of a total of 5,962,500 ordinary shares, and issued 2,848,283 nonvested shares, to selected directors, officers and employees as of September 30, 2019. In addition, we have reduced the exercise price of certain options under our Prior and New Plans in the past. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Nonvested Shares and Share Incentive Plan.” In connection with the share options we granted and nonvested shares we issued, we incurred $2.1 million, $2.3 million and $2.0 million of share-based compensation expenses in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. The expenses associated with options granted and nonvested shares issued under the share incentive plans may continue to impact our future results of operations. In addition, if we grant additional options, nonvested shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders.

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

We have historically complemented our organic growth through the selective acquisition of complementary businesses, assets, products or technology, or the formation of joint ventures, and we may continue to do so in the future. For example, in November 2017, we acquired 80% equity interest in Jiangsu Asset, which broadens our services to SMEs by introducing accounting and related advisory services and provides valuable internship opportunities to students in our College Cooperation Program. In September 2017, July 2018 and August 2019, we acquired 40%, 11% and 9% equity interest in Beijing Ruida, respectively, bringing our total equity interest in Beijing Ruida to 60%. The acquisition of Beijing Ruida further strengthens our legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to our portfolio of education services. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. Consummation of acquisitions and the subsequent integration of new assets and businesses into our own could also be costly and require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect and may even result in us suffering losses. Moreover, completions of acquisitions are typically subject to various approval processes. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay. Furthermore, acquisitions or joint ventures could result in the use of substantial amounts of cash, potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, the incurrence of significant goodwill, intangible assets and other long-term assets, impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our operations could be disrupted by an outbreak of fire or other calamities and we have limited insurance coverage.

We store books and audio and visual products at our premises to support our courses. As such, there is a risk that these products and our premises may be damaged or destroyed by fire and other natural calamities. Any outbreak of fire or similar calamities at our premises may result in the breakdown of our facilities and disruption to our business. In addition, any fire or other calamity at the facilities of our third-party service providers that host our servers and store our books could severely disrupt our ability to deliver our courses and other services over our websites and books to our customers, respectively.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), has adopted rules requiring every public company to include a report from management on the effectiveness of such companies’ internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to our annual report on Form 20-F for the fiscal year ended September 30, 2019.

Our management has concluded that our internal control over financial reporting was effective as of September 30, 2019. Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of September 30, 2019. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Because we are a Cayman Islands company and we hold the equity interests of our PRC subsidiaries indirectly through China Distance Education Limited, a Hong Kong company, or CDEL Hong Kong, and China Healthcare Education Limited, a Hong Kong company, or China Healthcare Education, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among CDEL Hong Kong, our three PRC subsidiaries, Beijing Champion Distance Education Technology Co., Ltd., or Champion Technology; Beijing Champion Education Technology Co., Ltd., or Champion Education Technology; and Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., or Zhongxi Healthcare Education; our affiliated PRC entities, Beijing Champion and Champion Healthcare Education, and their respective shareholders. Each of Beijing Champion and Champion Healthcare Education is a PRC limited liability company 79% owned by Zhengdong Zhu, our chairman and chief executive officer and a major shareholder, and 21% owned by Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. Beijing Champion holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of MIIT, which allows Beijing Champion to provide Internet content distribution services. Each of Beijing Caikaowang Company Limited, or Caikaowang, and Beijing Ruida, holds an ICP license issued by the Beijing Telecommunications Administration Bureau. Beijing Champion Wangge Education Technology Co., Ltd. or Champion Wangge, is in the process of renewing its ICP license. The ICP licenses and other approvals held by Beijing Champion and its subsidiaries are essential to the operation of our business.

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

Pursuant to the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, Mr. Zhengdong Zhu and Ms. Baohong Yin agree to pledge their equity interests in Beijing Champion to us to secure Beijing Champion’s performance of its obligations under the relevant contractual arrangements. Pursuant to the Equity Pledge Agreement entered into by Zhongxi Healthcare Education and Mr. Zhengdong Zhu and Ms. Baohong Yin, Mr. Zhengdong Zhu and Ms. Baohong Yin agree to pledge their equity interests in Champion Healthcare Education to us to secure Champion Healthcare Education’s performance of its obligations under the relevant contractual arrangements. The equity pledges under the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, and the equity pledges under the Equity Pledge Agreement entered into by Zhongxi Healthcare Education and Mr. Zhengdong Zhu and Ms. Baohong Yin have been registered with the relevant local branch of the State Administration for Market Regulation (previously known as State Administration for Industry and Commerce, or SAIC), or SAMR. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Beijing Champion or Champion Healthcare Education or their shareholders fail to perform their respective obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of Beijing Champion or Champion Healthcare Education, as applicable, in an auction or private sale and remit the proceeds to us, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Beijing Champion or Champion Healthcare Education, as applicable.

New legislation or changes in the PRC regulatory requirements regarding private education may affect our business operations and prospects.

The private education industry is subject to regulations in various aspects. Relevant rules and regulations could be amended or updated from time to time to accommodate the development of PRC education, in particular, the private education markets. For instance, the Law for Promoting Private Education of the PRC was promulgated in December 2002, and was amended in June 2013, November 2016 and December 2018 which became effective on December 29, 2018 (“the Amendment”). According to the Amendment, private schools can be established as for-profit private schools or non-profit private schools, with the exception of schools that provide compulsory education, which can only be established as non-profit private schools. In addition, pursuant to the Amendment, (i) school sponsors of for-profit private schools are allowed to receive the operating profits of the schools while the school sponsors of non-profit private schools are not permitted to do so; (ii) non-profit private schools shall enjoy the same preferential tax and supply of land treatment as public schools while for-profit private schools shall enjoy the preferential tax and supply of land treatment as stipulated by the government; and (iii) for-profit private schools have the discretion to determine the amount of fees to charge by taking into consideration various factors such as the school operating costs and market demand, and no prior approval from government authorities is required, while non-profit private schools shall collect fees pursuant to the measures stipulated by the local PRC government authorities. On December 30, 2016, the Ministry of Education, or the MOE, SAIC (now known as State Administration of Market Regulation, or SAMR) and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAMR.

On April 20, 2018, the MOE issued for public comments the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Comments), or the MOE Draft for Comments. As the consultation period for the MOE Draft for Comments ended in May 2018, on August 10, 2018, the MOJ published the committee draft of the Regulations on the Implementation of the Law on Promoting Private Education in PRC (Revised Draft), or the MOJ Draft for Approval, for public review and comments, which is still subject to discussion, potential revision and adoption by the State Council before it becomes effective. Accordingly, substantial uncertainty remains with respect to its final content, effective date, interpretation and implementation. Nevertheless, such MOJ Draft for Approval proposes changes, clarifications and additional requirements with respect to private schools in addition to the currently effective Promoting Private Education Law and relevant implementation rules. In particular, the MOJ Draft for Approval clarifies that the scope of “private school” includes private training education institutions engaging in non-degree education, which could potentially include us. According to the MOJ Draft for Approval, a for-profit private training institution that provides online training education or an online platform that facilitates such training education services, which does not engage in cultural education related to school curriculums or tutoring services for kindergarten, primary or second school examinations or entrance requirements for primary, secondary or high school, or (ii) education that leads to a degree, would need to obtain the corresponding internet operating permit and file with the administrative department for education or the department of human resources and social security at the provincial level where the institution is domiciled. The internet technology service platform that implements the training and educational activities shall review and register the identity information of institutions or individuals applying for access to the platform. If enacted into law in its current form, the MOJ Draft for Approval would represent a major change to the laws and regulations relating to private schools, including, among others, (i) the required composition of the board of directors of private schools, (ii) that related party transactions to which a private school is a party would be required to be conducted on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students and any director who is interested in any related party transactions of such private school should abstain from voting to approve any such transactions. MOJ Draft for Approval further provides that private training institutions for language, art, sports, science and technology teaching and private training institutions for adults for cultural education or non-academic continuing education can directly apply for the registration with the local administrative departments for market regulation, pursuant to which our private training institutions are not required to obtain a private school operation permit from education authorities. However, we cannot guarantee that the regulators will not subsequently change their view and take a contrary position, especially in light of the evolving licensing requirements. Should we be found by the regulators to fail to fully comply with any relevant requirements as interpreted by such regulators or fail to obtain the private school operation permits when required, we may be subject to order to suspend the operation of the affected private training institutions and refund the course fees, or a fine of one to five times of the gains from the private training institutions that failed to obtain the private school operation permits, which could materially and adversely affect our brand name and reputation, business, financial condition and results of operations. If the MOJ Draft for Approval is enacted in its current form, we may be required to change our corporate governance practices and our compliance costs could increase. The MOJ Draft for Approval also expressly provides that any investor controlled by any foreign-invested enterprises established in PRC or social organizations controlled by foreign entity is prohibited from establishing, participating in the establishment of, or exercising de facto control over compulsory education schools. As we do not provide compulsory education services, we believe such prohibition, even if enacted in its current form, would not apply to us.

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

Under the PRC law, legal documents for various transactions, including government filings, agreements and contracts, are executed using chops or seals of the signing entity or with the signature of the legal representative whose designation is registered and filed with the relevant market regulation administration authorities. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. Beijing Champion and its subsidiaries and Champion Healthcare Education have four types of chops and seals: the entity chop, the contract chop, the legal representative seal and the finance chop. The entity chop is generally used for documents to be submitted to government agencies, such as applications for changing business scope, directors or entity name, and for other legal letters. The contract chop is used for executing leases and commercial contracts, including service contracts with our course participants. The legal representative seal is normally used for issuing checks. The finance chop is generally used for making and collecting payments, including, but not limited to issuing invoices. Beijing Champion’s and its subsidiaries’ and Champion Healthcare Education’s business licenses are required to be presented for (i) application, registration and modification of other licenses and qualifications; (ii) opening bank accounts and (iii) purchase of real properties or motor vehicles.

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

The Internet industry in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. Each of our affiliated entities including Beijing Champion, Caikaowang, Champion Wangge, and Beijing Ruida is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. Beijing Champion, Caikaowang and Beijing Ruida have obtained primary approvals including an ICP license or filings for our 18 websites. Champion Wangge is in the process of renewing its ICP license. These licenses are essential to the operation of our business and we are generally required to file annual reports to the relevant governmental authorities. Our affiliated entities, however, may be required to obtain additional licenses, such as an Online Publishing Services License for engaging in online publishing service, an Internet News Information Services Provision Approval for engaging in distribution of news through the Internet, a Talents Intermediary Service License for providing information network talents intermediary service and a Permit of Internet Cultural Activities for certain content posted on our websites and mobile apps, including our course materials, which may be deemed as “internet cultural products”, some of which may be difficult or time-consuming for us to obtain. If any of our affiliated entities fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, effective from January 1, 2020 in replacement of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law.

As it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to comply with the Foreign Investment Law and relevant rules could result in material and adverse effects on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to be promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and, if so, how our contractual arrangements will be dealt with. In addition, if future laws, administrative regulations or provisions to be prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. On December 12, 2019, the Standing Committee of the State Council adopted the Implementation Rules of Foreign Investment Law (draft). On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law, effective from January 1, 2020 in replacement of the implementation rules and ancillary regulations of Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. Substantial uncertainties exist with respect to how the relevant government authorities would interpret and implement such rules in practice, which may incur additional costs for us to comply with such rules. If any of Beijing Champion, its subsidiaries or Champion Healthcare Education, or their future subsidiaries are found to be in violation of the Foreign Investment Law and its implementation rules and/or any other laws or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations and impose penalties which may result in material adverse effect on our ability to conduct our business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of Beijing Champion, its subsidiaries or Champion Healthcare Education, or our right to receive their economic benefits, we would no longer be able to consolidate these entities.

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

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Three of our PRC operating subsidiaries, Champion Technology, Champion Education Technology and Zhongxi Healthcare Education, are wholly foreign-owned enterprises, and all are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our other PRC operating subsidiaries, controlled companies and PRC affiliated entities are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, on March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, effective from January 1, 2020 in replacement of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. As it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to comply with the Foreign Investment Law and relevant rules could result in material and adverse effects on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to be promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and, if so, how our contractual arrangements will be dealt with. In addition, if future laws, administrative regulations or provisions to be prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. On December 12, 2019, the Standing Committee of the State Council adopted the Implementation Rules of Foreign Investment Law (draft). On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law, effective from January 1, 2020 in replacement of the implementation rules and ancillary regulations of Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. Substantial uncertainties exist with respect to how the relevant government authorities would interpret and implement such rules in practice, which may incur additional costs for us to comply with such rules.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it further expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. The value of the Renminbi against the U.S. dollar depreciated approximately 6.4% in 2016, appreciated approximately 5.8% in 2017, depreciated approximately 5.0% in 2018, and depreciated approximately 1.6% in 2019. It is difficult to predict how market forces, or PRC or U.S. government policy, in particular, the outbreak of trade war between PRC and U.S. and the imposition of additional tariffs on goods to each other in 2018 and 2019, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology, controlled companies, Zhengbao Yucai, and Xiamen NetinNet, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementation rules of the EIT Law, both of which became effective on January 1, 2008. On February 24, 2017 and December 29, 2018, the EIT Law was amended, respectively. On April 23, 2019, the implementation rules of the EIT Law were amended. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The qualification criteria are significantly higher than those prescribed by the old tax rules. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the EIT Law on December 24, 2008 with a valid period of three years starting from January 1, 2008 and renewed the certificates in 2011, 2014, and 2017, respectively, for another three years. As a result, Beijing Champion was subject to the tax rate of 15% from 2008 through 2019. Champion Technology was subject to the tax rate of 7.5% for 2008 through 2009 and, was subject to 15% from 2010 through 2019. In addition, Zhengbao Yucai obtained the qualification certificate of high and new technology enterprise under the EIT Law on November 12, 2012 with a valid period of three years starting from January 1, 2012, and renewed the certificate in 2015 and 2018, respectively, each for another three years. As a result, Zhengbao Yucai was and will be subject to the tax rate of 15% from 2012 through 2020. Furthermore, Xiamen NetinNet obtained the qualification certificate of high and new technology enterprise under the EIT Law on September 30, 2014 with a valid period of three years starting from January 1, 2014, and renewed the certificate in 2017 for another three years. As a result, Xiamen NetinNet was subject to the tax rate of 15% from 2014 through 2019. The continued qualification of a high and new technology enterprise will be subject to annual evaluation and a three-year review by the relevant government authority in China. The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Beijing Champion, Champion Technology, Zhengbao Yucai and Xiamen NetinNet will continue to qualify as high and new technology enterprises under the EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application for such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

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

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2019 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiaries.

Under the EIT Law and its implementing rules, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on January 1, 2007, a company incorporated in Hong Kong, such as CDEL Hong Kong and China Healthcare Education, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in those particular PRC subsidiaries, or 10% if it holds less than a 25% interest in those subsidiaries. However, the SAT promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In February 2018, the SAT issued a new circular on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which became effective on April 1, 2018 and replaced Circular 601. Circular No. 9 provides a more flexible framework in determining whether an applicant engages in substantive business activities. In addition, in the event that an applicant who derives dividends from China does not satisfy the criteria for “beneficial owner,” but the person who holds 100% ownership interests in the applicant directly or indirectly satisfies the criteria for “beneficial owner” and the circumstances satisfy either of the following two circumstances: (1) if the person who satisfies the “beneficial owner” criteria is a resident of the same country(region) as the applicant; (2) if the person who satisfies the “beneficial owner” criteria is not a resident of the same country(region) as the applicant, but the person and any intermediary shareholders through which the person is indirectly holding the shares of the applicant are all “qualified persons”, the applicant will be deemed as a “beneficial owner.” In October 2019, the SAT published new rules on administrative measures for non-resident taxpayers to enjoy treatments under tax treaties, or Circular 35, which became effective on January 1, 2020 in place of Circular 60. Circular 35 simplified the procedures to claim treaty benefits from “filing documents for record” to “retaining documents for follow-up”.

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

Any loans we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have been registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to make loans to our PRC subsidiaries, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes may be uncertain. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Further, SAFE promulgated a circular (known as Circular 19) on March 30, 2015 with respect to the management approach regarding the settlement of foreign exchange capital of foreign-invested enterprises. Circular 19 permits foreign-invested enterprises to carry out domestic equity investment with the capital obtained from foreign exchange settlement. Circular 19 also stipulates that the capital of foreign-invested enterprises and capital in Renminbi obtained by them from foreign exchange settlement shall not be used for (i) the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations; (ii) investment in securities unless otherwise provided by laws and regulations; (iii) granting entrustment loans in Renminbi (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and (iv) paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises. In addition, SAFE promulgated Circular 59 on November 19, 2012 and revised the same on May 4, 2015, which requires the authenticity of settlement of the fund from offshore offerings to be closely examined and such fund to be settled in the manner described in the offering documents. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the Special Administrative Measures for Access of Foreign Investment (Negative List). However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice. Because our PRC affiliated entities are domestic PRC entities, we are not likely to finance their activities by means of direct capital contributions due to regulatory issues relating to foreign investment in the online education industry, as well as the licensing and other regulatory issues discussed in “Item 4.B. Information on the Company — Business Overview — Regulations”. Any loans we make to any of our PRC affiliated entities, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

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

National Development and Reform Commission, or NDRC, promulgated the Administrative Measures for the Offshore Investment of Enterprise, or Circular 11, on December 26, 2017 which became effective on March 1, 2018. According to Circular 11, to make offshore investments, an enterprise located within the territory of the PRC, or an Investor, shall go through the formalities to have a proposed overseas investment project approved or filed on the record, report relevant information, and cooperate with supervision and inspection. Projects subject to approval administration shall be sensitive projects carried out by Investors either directly or through overseas enterprises under their control. The authority in charge of examining and approving such projects shall be the NDRC. Projects subject to record-filing administration shall be non-sensitive projects carried out directly by Investors; in other words, non-sensitive projects carried out by Investors to make direct investment with assets and equities or provide financing or a guarantee. For projects subject to record-filing administration, the authority in charge of record-filing shall be: (1) the NDRC, if the Investor is an enterprise under the administration of the Central Government (including financing institutions under the administration of the Central Government and enterprises under the direct administration of the State Council or its subordinate organs, the same below); (2) the NDRC, if the Investor is a local enterprise but the amount of investment made by the Chinese Investor amounts to USD300 million or above; and (3) the development and reform authority under the provincial government at the place where the Investor is registered if the Investor is a local enterprise and the amount of investment made by the Chinese Investor is less than USD300 million. Where natural persons within the territory of China make investments abroad through overseas enterprises under their control or through enterprises located in Hong Kong, Macao and Taiwan, the above mentioned approval or record filing measures shall apply mutatis mutandis.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since it is unclear how SAFE Circular 37 and any future regulation concerning offshore or cross-border transactions will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the “PCAOB”, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the PRC authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the Ministry of Finance, or the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and the PRC. On inspection, it appears that the PCAOB continues to be in discussions with the PRC regulators CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with PCAOB in relation to the audit of the PRC companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in the PRC. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on the PRC companies listed in the U.S.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular the PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting PRC-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of PRC-based issuers listed in the U.S.

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

Starting in 2011, the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between US and PRC law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the PRC accounting firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the PRC accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents would normally be made to the CSRC. The PRC accounting firms would receive matching Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures, where the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitisation procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the PRC affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

If the PRC affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Public shareholders of China-based, U.S.-listed companies and other market participants may no longer have access to a wide array of corporate records of such listed companies’ PRC entities filed with market regulation administration authorities in China. Loss of, or limit in, the access to such information may adversely affect overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

All PRC corporate entities maintain corporate records and filings with market regulation administration authorities in the cities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution and information relating to penalties imposed.

There have been regulations promulgated by various government authorities in China that govern the public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings promulgated on December 16, 1996 by the State Administration of Industry and Commerce (now known as State Administration of Market Regulation, or SAMR), or the SAIC measures, corporate records such as registration records, registration documents submitted for approval, records relating to the change of the enterprise, records relating to the cancellation or revocation of the enterprise and records relating to the supervision and inspection of the enterprise can be inspected by the public through computers without restrictions, while a company’s book records and filings can only be inspected by authorized government officials or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In practice, local market regulation administration authorities in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC measures by restricting the scope of information that the public can freely access. Many local market regulation administration authorities only allow unrestricted public access to such basic corporate information as name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not subject to restriction on access under the SAIC measures) is only granted to authorized government officials or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation.

However, neither the SAMR nor the local market regulation administration authorities were reported to have strictly implemented the restrictions under either the SAIC measures or the various regional regulations before early 2012. As a result, before early 2012, the public, including public shareholders of China-based, U.S.-listed companies and other market participants, such as lawyers and research firms, were reported to be able to access all or most corporate records and filings of these listed companies’ PRC entities maintained with the market regulation administration authorities. Such records and filings were reported to have formed important components of researches on certain China-based, U.S.-listed companies, which researches claimed to have uncovered wrongdoings and fraud committed by these companies on the basis of (i) the disparities found between the listed companies’ reported results and their PRC entities’ financial reports filed with market regulation administration authorities, and (ii) information on material changes of the PRC entities, such as transfers of equity interests of significant PRC subsidiaries, that were filed with the market regulation administration authorities but not properly disclosed by such listed companies as required under the U.S. securities law and the SEC’s disclosure requirements. The significant disparities found between (i) certain China-based, U.S.-listed companies’ reported results and other disclosure and (ii) their PRC entities’ financial reports and other records filed with market regulation administration authorities were also reported to have formed the basis of several class actions against such listed companies in the U.S.

It was reported that, since the first half of 2012, local market regulation administration authorities in a number of cities had started strictly implementing the above restrictions and had significantly curtailed public access to corporate records and filings. There have also been reports that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publicly accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based U.S.-listed companies’ business operations in China may have a significant adverse effect on the overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

Risks Relating to Our ADSs

Stock prices of companies with business operations primarily in China have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. For example, if one or more of the industry analysts or ratings agencies who cover us downgrades us or our ADSs, or publishes unfavorable research about us, the price of our ADSs may decline. If one or more of these analysts or agencies cease to cover our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline. In addition, the performance and fluctuation of the market prices of other China - based, US-listed companies, including those of education companies, and those of companies planning to delist from U.S. stock exchanges and then publicly list on China’s stock market, may affect the volatility in the price of and trading volumes for our ADSs. In the past, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines following their initial public offerings. The trading performance of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues due to different reasons, earnings and cash flow, announcements of new investments, cooperation arrangements, acquisitions, cessation, disposal, restructuring or reorganization of business lines, significant impairment of goodwill and impairment loss from long-term investments, legal dispute, declaration of dividends, fluctuations in market prices for our services, and other financing activities could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of September 30, 2019, there were 134,210,745 ordinary shares outstanding. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of September 30, 2019, there were 1,040,100 outstanding options to purchase ordinary shares, out of which almost all outstanding options have vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADS could decline.

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

Based on the composition of our assets and income during the taxable year ended September 30, 2019, we believe we were not a PFIC for that taxable year. However, there can be no assurance that we will not be a PFIC in any future taxable year, as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets that are passive and non-passive assets, respectively, the aggregate value of our assets should generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, which could affect our PFIC status in future years.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We operate a U.S. listed company, China Distance Education Holdings Limited (NYSE: DL). Our U.S. listed company is primarily focused on the professional certification and professional development education markets by offering exam preparation courses and a series of complementary services for students across several industry verticals, such as accounting, healthcare, engineering and construction, and legal education, among others. The target customers are working professionals as well as college students. Our controlled company, Zhengbao Yucai, is primarily focused on China’s college market, by offering business start-up training courses mainly to university students, and learning simulation software aimed at enriching the learning experience of college students and complementing traditional college teaching methods.

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

To realign our healthcare business, we incorporated a holding company in the British Virgin Islands named China Healthcare Investment Limited, or China Healthcare Investment, its Hong Kong subsidiary named China Healthcare Education Limited, or China Healthcare Education, its PRC wholly-owned subsidiary Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., or Zhongxi Healthcare Education, and a related PRC operating entity named Beijing Champion Healthcare Education Technology Co., Ltd., or Champion Healthcare Education. None of these entities has started conducting any business to date due to the inherent complexity of transfer of online business. The Company’s healthcare business line is currently operated by Beijing Champion.

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

We incorporated Beijing Champion Tax Management and Advisory Co., Ltd., or Champion Tax Advisory (now known as Beijing Champion Yuanjian Education Technology Co., Ltd., or Champion Yuanjian), and have been gradually migrating the “Tax School” Program from Beijing Champion to it to better position the “Tax School” for future growth. This business has not yet generated reasonable returns since we started to operate it in 2013, therefore, we disposed of our 60% interest in Champion Tax Advisory to its management team in December 2018 for a final consideration of RMB35.9 million ($5.2 million), which gives them more flexibility in formulating their future business development strategies.

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

To further develop our business start-up training business, we incorporated several subsidiaries under Zhengbao Yucai, including (i) Beijing Chuang Qingchun Chuang Weilai Education Technology Co., Ltd., or Chuang Weilai Education Technology, in February 2017, (ii) Shanghai Huzheng Education Technology Co., Ltd., or Shanghai Huzheng Education Technology, in May 2017, (iii) Guangdong Zhengbao Yucai Education Co., Ltd., or Guangdong Zhengbao Yucai, in June 2017, (iv) JinMaLan (Tianjin) Business Start-up Services Co., Ltd., or Tianjin Business Start-up Services, in December 2017, (v) JinMaLan (Anqing) Business Start-up Services Co., Ltd., or Anqing Business Start-up Services, in July 2018, (vi) Nanchang Champion Vocational Training School, or Nanchang Champion Training School, in March 2019, and (vii) Haimen Zhengbao Yucai Vocational Training School, or Haimen Yucai Training School, in May 2019.

We incorporated Xiamen Zhongxi Champion Education Technology Co., Ltd., or Xiamen Zhongxi Education, in November 2017, which entered into agreements to purchase an office building in Xiamen, with an office space of approximately 15,200 square meters, for a consideration of approximately RMB96.1 million ($14.0 million). Xiamen Zhongxi Education took possession of the property in January 2020.

To further develop our learning simulation software business, we incorporated Beijing NetinNet Technology Co., Ltd., or Beijing NetinNet, under Xiamen NetinNet, in June 2018.

To further realign our healthcare education business, we incorporated Jiangsu Champion Healthcare Education Technology Co., Ltd., or Jiangsu Champion Healthcare Education, in January 2019, and its subsidiary, Beijing Champion H&E Technology Co., Ltd., or Beijing Champion H&E, in March 2019. None of these entities has started conducting any business to date.

To further realign our engineering and construction education business, we incorporated Jiangsu Champion E&C Education Technology Co., Ltd., or Jiangsu Champion E&C Education, in January 2019, and its subsidiary, Beijing Champion E&C Education Technology Co., Ltd., or Beijing Champion E&C Education, in March 2019. None of these entities has started conducting any business to date.

To further realign our self-taught education business, we incorporated Jiangsu Champion Self-taught Education Technology Co., Ltd., or Jiangsu Champion Self-taught Education, in January 2019, and its subsidiary, Beijing Champion Self-taught Education Technology Co., Ltd., or Beijing Champion Self-taught Education, in March 2019. None of these entities has started conducting any business to date.

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

Zhengbao Yucai had been listed on the New Third Board since June 2016 until it voluntarily delisted from the New Third Board in April 2019. In March 2017, Zhengbao Yucai completed its share issuance plan on the New Third Board, under which Zhengbao Yucai issued new shares representing 40.5% of its total outstanding shares immediately after the share issuance. Total funds raised by the share issuance were RMB83.3 million ($11.9 million). Mr. Zhengdong Zhu, chairman and CEO, and Mr. Liankui Hu, an independent director, subscribed for 63.8% and 24.6% of the new shares issued, respectively. Immediately following the share issuance, the equity interest of CDEL in Zhengbao Yucai was reduced from 60.1% to 35.8%. Mr. Zhengdong Zhu, Mr. Liankui Hu and a partnership holding equity interest in Zhengbao Yucai (in which Mr. Zhengdong Zhu has a majority interest) entered into an acting-in-concert agreement with a wholly-owned subsidiary of the Company, requiring them to vote their shares as to key matters submitted to the shareholders of Zhengbao Yucai for approval in accordance with the instructions of such subsidiary. Together, Mr. Zhengdong Zhu, Mr. Liankui Hu and the aforementioned partnership had a combined equity interest in Zhengbao Yucai of 59.5% immediately after the share issuance. In April 2019, Zhengbao Yucai voluntarily delisted from the New Third Board because the lack of both trading volume of its shares and fund-raising opportunities no longer justifies the expense and administrative efforts associated with maintaining its listing status on the New Third Board.

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

In September 2017, we acquired 40% equity interest in Beijing Ruida, a company engaged in exam preparation services for participants in China’s Legal Professional Qualification Examination for a total consideration of RMB192 million ($28.8 million), subject to adjustments under certain pre-agreed conditions. In July 2018, we acquired an additional 11% equity interest in Beijing Ruida for a total consideration of RMB52.8 million ($7.7 million), subject to adjustments under certain pre-agreed conditions, bringing our total equity interest in Beijing Ruida to 51%. In August 2019, we acquired an additional 9% equity interest in Beijing Ruida for a total consideration of RMB38.3 million ($5.6 million), further bringing our total equity interest in Beijing Ruida to 60%. Beijing Ruida delivers services and products at six campuses in China (Beijing, Shanghai, Nanjing, Hangzhou, Guangzhou, and Shenzhen) as well as through its online platform and a nationwide network of education partners. Through our acquisition of Beijing Ruida, we are able to strengthen our legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to our portfolio of education services.

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

In November 2016, we entered into an investment agreement with Nurselink International Limited, or Nurselink Int’l, a company engaged in nurse recruiting and training services, to subscribe for 7.242% equity interest in Nurselink Int’l in two tranches for a total consideration of $0.9 million. The first and second tranches of the investment were completed in November 2016 and April 2017, respectively. In May 2019, Nurselink Int’l completed its share issuance plan and our equity interest in it was reduced from 7.242% to 6.679% accordingly.

In January 2017, we entered into a share transfer agreement through our controlled company, Zhengbao Yucai, with certain shareholders of Hangzhou Wanting Technology Co., Ltd., or Hangzhou Wanting, to purchase 10.0% equity interest in Hangzhou Wanting for a consideration of RMB16.0 million ($2.4 million). Hangzhou Wanting offers comprehensive simulation-based learning content to college students to master critical engineering and construction skills. In the second half of 2017, Zhengbao Yucai entered into share transfer agreements with certain shareholders of Hangzhou Wanting to further purchase 20.72% equity interest in Hangzhou Wanting for an aggregate consideration of RMB33.2 million ($5.0 million). Altogether, Zhengbao Yucai has a combined equity interest of 30.72% in Hangzhou Wanting. During the fiscal year ended September 30, 2019, we determined that Hangzhou Wanting had going concern issues due to its failure to obtain a new round of capital investment, poor operating results and insufficient cash reserves. As a result, we recorded an impairment loss from this investment of $6.4 million in fiscal year 2019.

In March 2017, we invested RMB17.0 million ($2.5 million) in Beijing Piyingke Technology Co., Ltd., or Piyingke Technology, for a combined equity interest of 19.5% in Piyingke Technology. Piyingke Technology is engaged in the development of animations and comics production tools for the education market. Because Piyingke Technology failed to fulfil the earn-out provision under the investment agreement, we issued a redemption request to the founder of Piyingke Technology, in October 2018, for the redemption of our 19.5% equity interest in Piyingke Technology. During the fiscal year ended September 30, 2018, we determined that Piyingke Technology had going concern issues due to its failure to obtain a new round of capital investment, poor operating results and insufficient cash reserves. As a result, we recorded an impairment loss from this investment of $2.5 million in fiscal year 2018. Afterwards, we completed the investment exit in May 2019.

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

In March 2018, we subscribed for 15% equity interest in Beijing Yousian Technology Co., Ltd., or Beijing Yousian, an offline information technology training and recruiting service provider, for a consideration of RMB22.5 million ($3.3 million). In addition, we have the right, at our option, to further increase our equity interest in Beijing Yousian up to 25% before April 2019 under certain pre-agreed conditions. Because Beijing Yousian failed to fulfil the earn-out provision under the investment agreement, we issued a redemption request to Beijing Yousian and its founders in March 2019 for the redemption of our 15% equity interest in Beijing Yousian. The redemption was completed in September 2019. As a result, we recorded a gain of $0.3 million from disposal of this investment.

For additional information on our organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

We incurred capital expenditures of $2.8 million, $24.6 million and $13.0 million in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. The amount of capital expenditures in the fiscal year ended September 30, 2019 related primarily to our expenditures on property, plant and equipment, and software. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see “Item 5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures.”

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

B. Business Overview

Overview

Our mission is to be a life-long, comprehensive education partner and service provider for professionals and corporate clients in China to fulfill their educational and operational needs. In particular, we focus on helping professionals seeking to obtain and maintain professional licenses and to enhance their practical job skills through our professional development courses. We believe that we are the leading provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in fiscal year 2019. As of September 30, 2019, our content library encompassed 307 course offerings, approximately 7,300 classes, and close to 46,000 hours of audio-video content across 13 subject areas.

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

Our websites also generate significant user traffic. For the fiscal year ended September 30, 2019, we had 4.35 million new registered users, and we believe our websites were among the most visited websites in China’s education industry, as measured by 1.65 million average daily unique visitors and 27.40 million average daily page views for our fiscal year ended September 30, 2019. As of September 30, 2019, we offered 69 downloadable and proprietary mobile applications and recorded 6.8 million downloads for the fiscal year ended September 30, 2019. We have a track record of successfully converting our user traffic into course enrollments and will continue to pursue opportunities to further monetize our user traffic and content library.

We focus our online professional education services in four main industries: accounting, healthcare, engineering & construction and legal education. In addition, we also offer other professional education courses, such as online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees and accounting practical skills training courses for college students and working professionals. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows users to share their educational content or deliver live courses online. In May 2015, we launched our College Cooperation Program which enables us to expand our industry-leading online accounting educational content and services for professional examinations to college and university students, in partnership with colleges and universities. Our acquisition of Xiamen NetinNet in May 2016 further complements our suite of learning solutions for the college market, and enables us to offer comprehensive accounting simulation-based learning content to college students aimed at enriching their learning experience and complementing traditional college teaching methods. Our acquisition of Jiangsu Asset in November 2017 further broadens our services to SMEs by introducing accounting and related advisory services and provides valuable internship opportunities to students in our College Cooperation Program. Our acquisition of Beijing Ruida in July 2018 further strengthens our legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to our portfolio of education services.

As of September 30, 2019, we operated 43 websites, including our main website www.cdeledu.com and 42 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 72.9%, 70.2% and 68.9% of our net revenues in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. In addition to traditional online courses, we also offer live streaming accounting, healthcare, engineering & construction, and legal courses and certain fee-based, mobile accounting, healthcare, engineering & construction and legal courses through an app available on Android and Apple iOS tablets and smart phones. Furthermore, we sell books and reference materials, offer offline business start-up training courses and offline accounting, healthcare and legal professional training courses, and provide courseware production services and platform production services for certain customers.

Our net revenues were $131.0 million, $166.7 million and $211.8 million in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. We had net income attributable to CDEL of $14.9 million, $11.6 million and $21.3 million in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. Our total course enrollments were 3,432,000, 3,191,000 and 3,793,000 for the fiscal years ended September 30, 2017, 2018 and 2019, respectively.

Our Online Education Services

We focus our online professional education services in four main industries: accounting, healthcare, engineering & construction and legal education. In addition, we offer other professional education courses, such as online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, and accounting practical skills training courses for college students and working professionals. The following table lists our key online course offerings for the fiscal year ended September 30, 2019.

Discipline	Website	Contribution to Revenue (%)	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com www.ck100.com	47.6%	46	2,408
Healthcare	www.med66.com	12.8%	42	1,573
Engineering & Construction	www.jianshe99.com	4.1%	70	1,529
Legal Education	www.ruidaedu.com	1.9%	5	169
Others		2.5%	144	1,636
Total		68.9%	307	7,315

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

•

Accounting Certificate Examination. Prior to November 2016, persons who performed PRC accounting work in any organization in China were required to hold a certificate of accounting professional or Accounting Certificate and to register with the relevant regional bureaus of the MOF. This was the basic qualification requirement for accounting professionals in China. Starting from late November of 2016, the Department of Finance in certain provinces and cities suspended the Accounting Certificate Examination due to the proposed change in the related examination policy. In November 2017, SCNPC published the Decision of the SCNPC on Revising the “Accounting Law of the People’s Republic of China” and Other Eleven Pieces of Laws, pursuant to which the requirement of holding an Accounting Certificate to be engaged in accounting work is canceled. In conjunction with the cancellation of the Accounting Certificate, the examination policy of Elementary APQE was released, stating that candidates possessing a high school diploma or above degree can take the Elementary APQE instead of holding an Accounting Certificate. The revenue generated from the Accounting Certificate Examination courses was minimal since then.

•

Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations. The skill level and technical competence of accounting professionals in China are measured by achieving certification at various levels within the accounting profession. These levels are determined by the ability of accounting professionals to pass elementary, intermediate and advanced level accounting professional qualification examinations. Candidates who pass these exams are issued an accounting qualification certificate for their respective level from the MOF and the Ministry of Human Resources and Social Security, or the MOHRSS, jointly.

•

CPA Qualification Examination. Persons who act as certified public accountants in China are required to pass China’s CPA Qualification Examination. This exam is open to all candidates who hold at least an associate college diploma or above degree or an intermediate level of accounting professional qualification certificate.

•

Continuing Education for Accounting Personnel. PRC regulations require persons holding Certificates of Accounting Specialty and Technical Qualifications or performing accounting work to undergo stipulated study hours/credits of continuing education training each year. Failure to comply with these continuing education requirements can result in the suspension or cancellation of such certificate holders’ certifications.

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

•

International Professional Qualification Examinations. A series of international professional qualification examinations courses, including the test preparation courses for the examinations of American Institute of CPAs, or AICPA, Association of Chartered Certified Accountants, or ACCA, and Certified Management Accountant, or CMA, are offered to accounting professionals seeking international recognized accounting professional qualifications.

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

Course Formats

We offered various regular, premium and elite classes for our course offerings in fiscal year 2019, mainly comprised of the following different levels of education services at different fees:

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

In fiscal years ended September 30, 2018 and 2019, we also offered elite classes for some of our most popular test-preparation courses. With our elite classes, course participants paid substantially higher course fees for enhanced support services and substantially more interactive course participation. After completing an elite class, if a participant fails to pass the relevant exam and certain pre-agreed conditions are met, the course participant may elect to receive a cash refund of the course fees paid from us or an insurance company.

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

Online and mobile payment using credit or debit cards, or via third-party payment networks is the most frequently used payment method. Pre-paid study cards are another payment option and are sold through regional sales agents at points of sale throughout China. The pre-paid study cards come with face values ranging from RMB10 ($1.40) to RMB500 ($70). Once course participants activate the pre-paid study cards, the face values of the cards are added to their registered accounts.

Other Products and Services

Books and Reference Materials

We primarily sell proprietary books and reference materials related to our courses such as the various levels of Accounting Professional Qualification Examinations, the CPA Qualification Examination, the National Practicing Medical Doctor Qualification Examination, the National Pharmacist Qualification Examination, Associate Constructor and Constructor Qualification Examinations, and Legal Professional Qualification Examination. To promote our online courses, we sometimes sell books and reference materials together with some privileges, which allow course participants to get a certain number of electronic books for free and take a certain number of online courses for no additional charge or by paying discounted fees. Our proprietary books and reference materials are authored by our lecturers. Pursuant to agreements with the lecturers, we own the copyright to these books and reference materials in almost all cases. We engage third-party publishers to publish our books and reference materials and distribute them through third-party bookstores and distributors across China, as well as through our online bookstores and our offices in Beijing.

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

Others

We provide offline accounting, tax, healthcare and legal professional training to accounting firms and the general public. We completed the acquisition of an additional 11% and 9% equity interest in Beijing Ruida in July 2018 and August 2019, respectively, bringing our total equity interest in Beijing Ruida to 60%. Through our acquisition of Beijing Ruida, we are able to strengthen our legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to our portfolio of education services. We also provide courseware production services and online platform development services to certain customers on a contractual basis.

Our Educational Content and Delivery

Course Creation

We have an extensive content library with 307 course offerings, approximately 7,300 classes, and close to 46,000 hours of audio-video content as of September 30, 2019. We place great emphasis on the quality of our courses and learning materials, both in terms of content and production quality to enhance course participants’ learning experience. Prior to developing a new course, we gather market intelligence to ensure that we are developing relevant and up-to-date courses. Once we gather enough market intelligence, we typically develop and produce most of our courses in-house by working with our lecturers who possess extensive industry and academic backgrounds. To develop high-quality courses, we employ a variety of measures including substantive content review and content approval by our experienced personnel at each stage of the course development process. We regularly update our existing courses, typically every year, to stay abreast of the latest examination trends and professional requirements. Although our lecturers participate in the development of the course materials, in almost all cases, we own all copyrights to our courses and course materials pursuant to contracts with our online lecturers.

We believe superior delivery of our courses and learning materials is important for us to attract and retain course participants. We record, digitize and edit most of the high-definition audio-video lectures used in our online courses on our own premises. We maintain 59 fully-equipped recording rooms to ensure the high quality of the high-definition audio-video content and any graphics used in the lectures. Our editing department uses advanced high-definition audio-video editing software and equipment to eliminate breaks, pauses and unwanted noise from each lecture recording to further enhance the viewing and listening experience. All lectures are properly formatted and compressed to facilitate smooth transmission via streaming media and other Internet-based technologies. Our customer service team regularly seeks feedback on the quality of our courses from our course participants.

Our Lecturers

The vast majority of our lecturers are academics from renowned higher education institutions in China and experienced practitioners within their respective fields. They work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. Some of them are obligated to conduct online lectures exclusively for us. They are not our employees, however, and typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. We have received positive feedback on these in-house lecturers from course participants and plan to continue to increase their numbers across our course offerings in the future. Almost all of our legal courses are offered by Beijing Ruida lecturers and eight of them are also the founders and shareholders of Beijing Ruida. The number of online lecturers producing online courses for us was 436, 513 and 541 in the fiscal years ended September 30, 2017, 2018 and 2019, respectively.

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

Our Services to Students

Course-Related Support and Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We provide tutorial sessions, which allow course participants to interact with their lecturers and other course participants using their personal computers. To enhance the learning experience, we also maintain a well-trained pool of tutors, who are knowledgeable about specific subject matter and exams, to answer questions from course participants and to host tutorial sessions. For questions submitted by course participants, our tutors are able to provide timely and accurate responses, usually within 24 hours after a question is submitted, through our online question and answer board. We had 226 tutors as of September 30, 2019, of which 23 are part-time employees. To ensure that our tutors are suitably qualified to support our courses and provide quality services, we have established stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experiences and knowledge of various exams and subject matter. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter. We believe that our high-quality tutorial and learning support services are critical to enhancing the learning experience of our course participants.

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

General Customer Services

Our customer service representatives counsel potential and existing course participants on our courses and services, assist in course enrollment, process fee payments, conduct regular telephone customer surveys and provide other support services. They are available online and by email or phone, 24 hours a day, seven days a week. Our dedicated customer service team numbered 303 individuals as of September 30, 2019. We recruit our customer service personnel from candidates who have good communication skills and high customer service ethics, and provide on-the-job training for our new recruits. We conduct ongoing evaluations of our customer service staff and provide periodic training to improve their skill set.

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

We have also extended our online courses from regular Internet-enabled desktop or laptop computers to Apple iOS, Android, and Windows tablets and smart phones. Once enrolled, participants can watch videos, do exercise questions and obtain tutoring support via all these platforms. We develop and offer both free and fee-based mobile classes through our apps to offer more content and convenience for our course participants, as well as to promote our brand to the general public and to increase traffic to our websites. Our apps are available on Apple iOS, Android, and Windows tablets and smart phones and fall into four main categories: classes, tools, exam databanks, and reference reading. Our popular apps include: accounting mobile classroom, accounting mobile courses, architecture mobile classroom, “dreams come true” electronic books and CDEL architecture exam databank. As of September 30, 2019, we had 69 different mobile apps with over 6.8 million downloads. Our fee-based, mobile accounting, healthcare, engineering & construction and legal courses are also available through our apps on Android tablets and smart phones. Course participants enrolled in our fee-based mobile courses are provided with the pop-up quiz feature of our premium classes, which, for certain classes, automatically push mock exam questions to the course participant until he or she provides the correct answer and masters the relevant knowledge point. We have also built a robust online community platform that helps foster a strong sense of community among our course participants and builds brand loyalty.

We maintain multiple servers, which are separately located in multiple Internet data centers, or IDCs, in several cities across China, and a proprietary content delivery network system to mitigate any downtime arising from individual IDC or server failure. To increase reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Using cluster technology, our system can identify errors and isolate failed servers automatically so that our course participants can access our services at any time. If a malfunction arises in a server or at a point of presence, our load balancing technology can automatically direct visitors to access the same content through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and technology infrastructure, which will enable us to respond quickly to potential problems. In the fiscal year ended September 30, 2019, we have not experienced any material disruption to our business or websites.

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

Direct Sales and Referrals

Many of our course participants learn about our services and courses through word-of-mouth referrals. As a result, some of our sales are made through our customer service representatives. Based on their knowledge of our courses and feedback from course participants, our customer service representatives are able to recommend the most suitable courses for new course participants and to cross-sell new or additional courses, learning tools and materials, as appropriate.

Regional and Online Sales Agents

We use regional sales agents to resell our pre-paid study cards bought from us. Generally, we provide various discounts to our regional sales agents based on the volume purchased and the method of payment. In addition, these agents typically assist with our promotional activities in their respective regions and provide market feedback, which helps us in planning our marketing strategy and sales activities. In the fiscal year ended September 30, 2019, we had approximately 1,300 active regional sales agents throughout China. When selecting regional sales agents, we consider various criteria, such as whether the candidates have relevant experience and whether they are familiar with or have established relationships with local professionals, professional associations and organizations related to our target industries and professions. Our regional sales agents are comprised mostly of stores and other points of sale that sell books, learning materials and other supplies to our target professionals. Most of our regional sales agents are appointed on an exclusive basis.

We also use online sales agents, which typically are Internet companies, website operators, and WeChat group operators in China that market our course offerings and other services on their platforms. We pay our online agents marketing and promotional fees for each new course participant registered through their platforms. In the fiscal year ended September 30, 2019, we had approximately 900 active online agents.

Both of the above regional and online sales agents do not provide education services to our course participants. Beijing Ruida had 134 regional sales agents across China in the fiscal year ended September 30, 2019, who purchase services and products for Legal Professional Qualification Examination from Beijing Ruida and market them to their course participants.

Other Advertising and Marketing Efforts

Historically, we have placed advertisements mainly on high-traffic search engines, online portals and sometimes on TV programs, in newspapers, magazines, and journals in many cities across China. We also promoted our courses, services and products at examination registration centers and education and career fairs, including distributing complimentary study cards together with reference books and study materials that we sold at these places. We have also established a number of scholarships and granted awards to course participants who have achieved outstanding performance in various exams.

In an effort to attract course enrollments, we have adopted a multi-pronged marketing strategy utilizing various social media platforms since 2017. This strategy is designed to complement our existing marketing activities and is aimed at broadening our reach to prospective students, increasing our brand awareness, and convincing more students to choose us as their learning partner, while strengthening the interaction among students, lecturers and our websites.

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

In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the foreign partners’ technology and experience developed in their home markets. Currently, our online competitors include general information websites that have web links to online training courses, traditional schools that provide online offerings and, existing and newly established online training and test preparation businesses. Starting from fiscal year 2017, we offer offline courses of APQE and CPA Qualification Examination to the general public, and after we acquired Beijing Ruida in July 2018, we began offering offline Legal Professional Qualification Examination test preparation courses to the general public. Therefore, we also face competition directly from traditional offline educational institutions and training centers offering these offline courses.

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

As of September 30, 2019, we had registered 446 software copyrights with the National Copyright Administration of the PRC for our proprietary online course delivery platform, customer service system, DRM encryption system, streaming media load balancing system, online course creation management system, and certain other aspects of our online education platform, as well as learning simulation software developed by Xiamen NetinNet and accounting software developed by Jiangsu Asset. We had also registered 708 trademarks with the China Trademark Office and obtained 6 patent certificates from the State Intellectual Property Office, and 86 applications of trademarks and 4 applications of patents are currently pending.

As of September 30, 2019, we had registered 386 domain names relating to our business with the Internet Corporation for Assigned Names Numbers and China Internet Network Information Center, including all 43 of our operating websites. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.”

Employees

We had 2,061, 2,443 and 2,160 full-time employees as of September 30, 2017, 2018 and 2019, respectively. In addition to the above full-time employees, we had 73 part-time employees as of September 30, 2019.

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

Each of Beijing Champion, Caikaowang and Beijing Ruida holds an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MIIT, which allows it to provide Internet content distribution services through 18 websites owned by Beijing Champion and its subsidiaries. The ICP license held by Beijing Champion is valid through August 1, 2023, the ICP license held by Caikaowang is valid through August 29, 2023, and the ICP license held by Beijing Ruida is valid through January 10, 2023. Champion Wangge is in the process of renewing its ICP license. These licenses and approvals are essential to the operation of our online professional education and test preparation services business.

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

Due to uncertainties with respect to the interpretation and application of the Internet Audio-Video Program Measures, we and our PRC counsel have consulted the Beijing Branch of SAPPRFT, or Beijing SAPPRFT, regarding whether online education services providers like us that provide audio-video educational courses and programs through the Internet only to enrolled course participants should apply for said license. After numerous discussions between Beijing SAPPRFT and us, on August 1, 2011, Beijing SAPPRFT sent us an official response stating that the License for Disseminating Audio-Video Programs through Information Network is not applicable to us and that we are not required to obtain the License for Disseminating Audio-Video Programs. We cannot guarantee that Beijing SAPPRFT will not change its position or that the reply will not be challenged by higher authorities in China, or that we will not be asked to obtain the said license again. For more details, see “Item 3.D. Risk Factors — If we are unable to re-register or obtain the necessary license as required by the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, in a timely manner or at all, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, in which case our business, financial condition and results of operations may be materially and adversely affected.”

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

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of September 30, 2019, we had registered 386 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the SAMR or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by SAMR or its local offices. We have registered 13 website names used in connection with our online education business with Beijing Municipal Bureau of Market Regulation, and have registered 9 website names with Xiamen Municipal Bureau of Market regulation.

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

Regulation on E-commerce

China’s e-commerce industry has developed quickly and a handful of PRC laws and regulations broadly regulate all goods and services provided through the Internet. In January 2005, the State Council adopted the Several Opinions on Promotion of the Development of E-commerce, which provides the guideline for the administration of e-commerce business in the PRC. To further implement this regulation, the Ministry of Commerce adopted in March 2007 the Guiding Opinions on Online Trading (for Tentative Implementation), which defines online trading as the trade of goods or services conducted between buyers and sellers via the Internet. All online trading participants must abide by the relevant PRC laws and are prohibited from carrying out illegal activities through online trading. In January 2014, SAMR adopted the Administrative Measures for Online Trading, which provides that online sellers must display their business licenses or the links to their business license on relevant web pages, take measures to ensure the safety of online transaction and issue purchase vouchers to consumers in accordance with relevant laws or business practices.

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

The Law for Promoting Private Education became effective on September 1, 2003 and was respectively amended on June 29, 2013, November 7, 2016 and December 29, 2018, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or MCA or its local counterparts as a privately-run, non-enterprise institution. Pursuant to the amendment to the Law for Promoting Private Education passed by the SCNPC on November 7, 2016, which became effective on September 1, 2017, for-profit private schools are allowed to be established, except schools for compulsory education.

On April 20, 2018, the MOE issued for public comments the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Comments), or the MOE Draft for Comments. As the consultation period for the MOE Draft for Comments ended in May 2018, on August 10, 2018, the MOJ published the committee draft of the Regulations on the Implementation of the Law on Promoting Private Education in PRC (Revised Draft), or the MOJ Draft for Approval, which further provides that private training institutions for language, art, sports, science and technology teaching and private training institutions for adults for cultural education or non-academic continuing education can directly apply for the registration with the local administrative departments for market regulation. Pursuant to the MOJ Draft for Approval, organizations that use Internet technology to implement training and education activities online, occupational qualifications or occupational skills activities, or internet technology service platforms that provide services for online implementation of the aforementioned activities shall obtain the corresponding Internet business license and approval from the education administrative authorities and the human resources and social security authorities of the state level where the institution resides and shall not implement educational or teaching activities which require the private school operation permit. The MOJ has not provided the timeframe for the promulgation of the revised implementation rules on the Law for Promoting Private Education of the PRC, even though the public consultation on the MOJ Draft for Approval has ended on September 10, 2018. If the abovementioned MOJ Draft for Approval is enacted as proposed, certain training institutions, such as our private training institutions, are not required to obtain a private school operation permit from education authorities. However, as the MOJ Draft for Approval is still in draft form, there can be no assurance that it will be enacted as proposed or at all.

Each of Beijing Champion Training School, Nanjing Champion Training School, Beijing Youbang Culture and Art Training School, Nanchang Champion Training School, and Haimen Yucai Training School holds the Permit for Operating a Private School, which is valid through June 1, 2020, October 31, 2020, May 31, 2020, March 14, 2023, and May 19, 2022, respectively.

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

The PRC Trademark Law, adopted in 1982 and revised in 2013 and 2019, respectively, protects the proprietary rights to registered trademarks. The Trademark Office under SAMR handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case.

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

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiaries are required to apply to the banks designated by SAFE for foreign exchange registration. With such a registration, a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

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

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the Special Administrative Measures for Access of Foreign Investment (Negative List) on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

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

SAFE Regulations on Employee Share Options

On February 15, 2012, SAFE issued the Notice on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules. According to the Stock Option Rules, PRC residents who participate in an employee share incentive plan of an overseas publicly-listed company are required to register with the SAFE and complete certain other procedures. These participants should retain a PRC agent, which can be a branch or representative office of the overseas listed company in China, a Chinese institution which has controlling relationship or actual control relationship with the offshore listed company, or a Chinese institution qualified for asset custody business, to handle various foreign exchange matters associated with their employee share incentive plan. The PRC agent should file on behalf of the PRC resident an application with SAFE to register such employee share incentive plan, apply annually for a quota for the payment of foreign currencies in connection with the exercise of the employee share options by the PRC resident and open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share incentive plan. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the employee share incentive plan, PRC agent or overseas entrusted institution.

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

Regulations on Taxation

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the EIT Law, which took effect on January 1, 2008. On February 24, 2017 and December 29, 2018, the EIT Law was amended, respectively. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for the enterprises, whether foreign-invested or domestic, which had received preferential tax treatments granted by relevant tax authorities prior to March 16, 2007. Enterprises that had been subject to an enterprise income tax rate lower than 25% prior to March 16, 2007 may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that had been entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to March 16, 2007 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. The EIT Law empowers the State Council to enact appropriate implementing rules and regulations. The State Council promulgated the implementation rules of the EIT Law in December 2007 and the Ministry of Science and Technology, the MOF and the SAT promulgated other supplemental rules in April 2008 and July 2008 which were canceled and replaced by new rules in January 2016 and June 2016, respectively, regarding new criteria for the granting of “high and new technology enterprises” status. Any enterprises to be granted with “high and new technology enterprises” status shall meet certain requirements, including but not limited to the following: (1) the enterprise has been incorporated for more than one year before application; (2) the enterprise itself owns the intellectual property right for the core technology of its product or service; (3) the enterprise’s core technology of its product or service falls into the ambit of “high-tech fields heavily supported by the government”; (4) technicians that are engaged into research and development account for more than 10% of all the staff; (5) in the latest three financial years (actual operating year if incorporated less than three years), the research and development expenses account for 3%-5% or more of the latest sales revenue and the research and development expenses incurred within China shall not be less than 60% of the total research and development expenses; (6) the revenue in the latest year derived from the high-tech product or service accounts for more 60% of the total revenue; (7) the innovation capability of the enterprise shall meet the relevant evaluation standards; and (8) no major security or qualification incident or sever environmental illegal behavior occurred within the previous year before application. To apply for the “high and new technology enterprises” status, an enterprise shall file its corporate certificates and supporting documents evidencing the requirements to the relevant government authority. The government authority will examine the filed certificates and documents to determine whether the enterprise meets the “high and new technology enterprises” requirements. If the decision is positive, the authority will make a public announcement and grant the enterprise with a “high and new technology enterprises” certificate with a valid term of three years. Upon the expiration of the initial term, the enterprise shall file a new application to obtain such status. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.

On November 11, 2011, as approved by the State Council, the MOF and the SAT, promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Shanghai, or Circular No. 111. Circular No. 111 and its annexes stipulated that the launch of a pilot practice of replacing business tax with value-added tax (“Pilot Practice”) would commence in the transportation industry and some modern service industries, including software service and information system service, in Shanghai beginning on January 1, 2012. On July 31, 2012, upon approval by the State Council, MOF and the State Administration of Taxation promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Beijing and other Seven Provinces and Municipalities, or Circular No. 71, which expanded the region for the Pilot Practice from Shanghai to Beijing and other regions. The Pilot Practice commenced in Beijing on August 1, 2012. On May 24, 2013, MOF and the State Administration of Taxation promulgated the Circular Regarding Nationwide Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries, or Circular No. 37, which started implementation from August 1, 2013 replacing Circular No. 111 and Circular No. 71. Circular No. 37 was replaced by the Circular Regarding the Inclusion of Railway Transportation and Postal Industry into the Pilot Practice of Replacing Business Tax with Value-Added Tax, or Circular No. 106, which was promulgated by MOF and the State Administration on December 12, 2013 and was replaced by Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax, or Circular No. 36, which was promulgated by MOF and the State Administration on March 24, 2016 and became effective on May 1, 2016. On June 18, 2016, the MOF and the SAT promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax in the Policy of Reinsurance, Real Estate Leasehold and Non-degree Education, or Circular No. 68 effective on May 1, 2016, pursuant to which general taxpayers providing non-academic education services may apply a simple method for calculating the tax payable amount in accordance with the tax rate of 3%. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Value-Added Tax and Related Surcharges.”

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

In June 2016, Zhengbao Yucai received approval from the National Equities Exchange and Quotation of China to list its shares on the New Third Board, an over-the-counter stock exchange in China. Due to the share issuance plan completed in March 2017, the equity interest of CDEL in Zhengbao Yucai was reduced from 60.1% to 35.8%. We have entered into an acting-in-concert agreement with Mr. Zhengdong Zhu, Mr. Liankui Hu and a partnership holding equity interest in Zhengbao Yucai (in which Mr. Zhengdong Zhu has a majority interest) as disclosed below. As a result of this arrangement, we have the power to direct the activities of Zhengbao Yucai, and accordingly, under U.S. GAAP, we consolidate Zhengbao Yucai’s operating results in our consolidated financial statements. For risks associated with this contractual arrangement, see “Item 3.D. Key Information — Risk Factors — Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of interest in our controlled company, Zhengbao Yucai, and, as a result, he has significantly greater influence over Zhengbao Yucai and its corporate actions relative to us and his interests may not be aligned with our interests.” The shares of Zhengbao Yucai were voluntarily delisted from the New Third Board in April 2019.

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

Equity Pledge Agreements entered into on May 1, 2004 and amended and restated on December 31, 2008. To secure the payment obligations of Beijing Champion under the technical support and consultancy services agreement described above, each of Beijing Champion’s shareholders, Mr. Zhu and Ms. Yin, pledged to Champion Technology his or her entire equity ownership interests in Beijing Champion pursuant to an Equity Pledge Agreement entered into on May 1, 2004, or the May 2004 Equity Pledge Agreement. In May 2008, Mr. Zhu and Ms. Yin contributed an additional RMB16.8 million ($2.5 million) to Beijing Champion as increased registered capital. In connection with such capital contribution to Beijing Champion, each of Mr. Zhu and Ms. Yin amended and restated his or her May 2004 Equity Pledge Agreement on December 31, 2008, or the Amended and Restated Equity Pledge Agreement. The pledge created under each of the Amended and Restated Equity Pledge Agreements could only become effective after such pledge is registered with SAMR or its local office. We successfully registered the pledge created under each of the Amended and Restated Equity Pledge Agreements with the Beijing office of SAMR on January 12, 2009. Upon the occurrence of certain events of default specified in the Amended and Restated Equity Pledge Agreements, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under such agreements, the pledgors may not transfer the pledged equity interests without the pledgee’s prior written consent. The agreements will also be binding upon successors of the pledgors and transferees of the pledged equity interests. These agreements will remain effective until the discharge of Beijing Champion’s contractual obligations under the technical support and consultancy services agreement as described above.

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

Equity Pledge Agreement, dated December 28, 2015. Under this agreement, for the purpose to secure the payment obligations of Champion Healthcare Education under the exclusive business cooperation agreement described above, each of Champion Healthcare Education’s shareholders, Mr. Zhu and Ms. Yin, pledged to Zhongxi Healthcare Education his or her entire equity ownership interests in Champion Healthcare Education. The pledge created under this agreement could only become effective after such pledge is registered with SAMR or its local office. We have registered the pledge created under this agreement with the Beijing office of SAMR. Upon the occurrence of certain events of default specified in this agreement, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under this agreement, the pledgors may not transfer the pledged equity interests without the pledgee’s prior written consent. This agreement will also be binding upon successors of the pledgors and transferees of the pledged equity interests. This agreement will remain effective until the discharge of Champion Healthcare Education’s contractual obligations under the exclusive business cooperation agreement as described above.

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

D. Property, Plants and Equipment

Our principal executive offices are located in approximately 2,500 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also own approximately 355 square meters, 1,000 square meters, and 367 square meters of office space in Hangzhou, Xiamen and Nanjing, China, respectively. We also lease approximately 5,500 square meters of office space at the Xueyuan International Tower and 48,100 square meters of office, training centre and staff quarter space at various locations of China and Hong Kong. We believe that, if needed, additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A. Operating Results

Overview

We believe that we are the leading provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in 2019. For the fiscal year ended September 30, 2019, we had total course enrollments of 3,793,000. As of September 30, 2019, our content library encompassed 307 course offerings, approximately 7,300 classes, and close to 46,000 hours of audio-video content across 13 subject areas. We believe our course participants are attracted to our high-quality, results-oriented courses, our students’ superior learning experience empowered and supported by our robust, comprehensive and easy-to-use proprietary online Learning Management System that can be accessed via both PC and mobile devices, and our comprehensive learning support and services. We believe these attributes result in better performance for our test preparation courses, as measured by higher than national average exam passage rates, and will help us further expand our leadership position in the online professional education market.

We focus our online professional education services in four main industries: accounting, healthcare, engineering & construction and legal education. In addition, we offer other professional education courses, such as online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, and accounting practical skills training courses for college students and working professionals. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content and deliver live courses online. In May 2015 we launched our College Cooperation Program which enables us to expand our industry-leading online accounting educational content and services for professional examinations to college and university students, in partnership with colleges and universities. Our acquisition of Xiamen NetinNet in May 2016 further complements our suite of learning solutions for the college market, and enables us to offer comprehensive accounting simulation-based learning content to college students, aimed at enriching their learning experience and complementing traditional college teaching methods. Our acquisition of Jiangsu Asset in November 2017 further broadens our services to SMEs by introducing accounting and related advisory services and provides valuable internship opportunities to students in our College Cooperation Program. Our acquisition of Beijing Ruida in July 2018 further strengthens our legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to our portfolio of education services. As of September 30, 2019, we operated 43 websites, including our main website www.cdeledu.com and 42 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 72.9%, 70.2% and 68.9% of our net revenues in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. In addition to traditional online courses, we offer live streaming accounting, healthcare, engineering & construction, and legal courses and certain fee-based, mobile accounting, healthcare, engineering & construction and legal courses through an app available on Android and Apple iOS tablets and smart phones. Furthermore, we also sell books and reference materials, offer offline business start-up training courses and offline accounting, healthcare and legal professional training courses, and provide courseware production services and platform production services for certain customers.

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

Our net revenues were $131.0 million, $166.7 million and $211.8 million in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. We had net income attributable to CDEL of $14.9 million, $11.6 million and $21.3 million in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. Our total course enrollments were 3,432,000, 3,191,000 and 3,793,000 for the fiscal years ended September 30, 2017, 2018 and 2019, respectively.

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

Our results of operations may be affected by changes to the professional requirements applicable to the various fields covered by our courses. They may also be affected by changes in the timing, content and difficulty, or perceived difficulty, of exams covered by our courses, changes in continuing education requirements, changes in employment policy, suspension or cancellation of professional qualifications and certificates, and changes in the government subsidy policy applicable to our business start-up training courses. Exams covered by our courses may also, from time to time, be discontinued or postponed for reasons beyond our control, which may impact our revenues in certain periods. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected if there are changes in the perceived difficulty, requirements or formats of professional examinations, courses and continuing education in China, or if certain professional qualifications and certificates are cancelled by the government authorities.”, “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Changes in the government authorities’ subsidy policy with respect to our business start-up training courses could adversely affect our financial condition and results of operations.”, “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected if there are changes in the timing of release of examination policies.” and “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our financial performance and prospects could be affected by natural calamities or health epidemics.”

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

Our ability to generate and grow our net revenues is primarily affected by our ability to increase the number of course enrollments. This in turn is driven by several factors, including government and industry requirements for education and training in various professions, changes in exam schedules, recognition of our brand and services, Internet and broadband penetration rates, the perceived effectiveness of our education courses, and our marketing strategy described in more detail below. Government regulations requiring an increased number of licensure and certification exams provide us with new market opportunities to develop new courses and to attract potential exam participants as our customers. Changes in exam content and knowledge requirements in certain industries and professions, and the increased difficulty, or perceived difficulty of certain exams covered by our courses, may also contribute to growth in our course enrollments as more exam takers may feel a stronger need to take exam preparation courses.

We may from time to time, however, experience a decrease in course enrollments in certain course offerings if there is a perception within the related industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. Secondly, any government decisions to scale back, postpone, suspend, or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues. For example, the PRC State Council promulgated decisions in the past, pursuant to which various professional qualifications or certificates, including the Registered Tax Agent and Certified Asset Appraiser, were cancelled or replaced with a qualification evaluation system administered by the State Council. As a result, because of the decrease in course enrollments, the revenue generated from the RTA Qualification Exam decreased by 81.9% in fiscal year 2015, compared to fiscal year 2014. In addition, starting from late November of 2016, the Department of Finance in certain provinces and cities suspended the Accounting Certificate Examination due to the proposed change in the related examination policy. As a result, because of the decrease in course enrollments, the revenue generated from the Accounting Certificate Exam, and accounting continuing education courses decreased by 71.3% and 24.6%, respectively, in fiscal year 2017, compared to fiscal year 2016. In November 2017, SCNPC published the Decision of the SCNPC on Revising the “Accounting Law of the People’s Republic of China” and Other Eleven Pieces of Laws, pursuant to which the requirement of accounting professional qualification to be engaged in accounting work or Accounting Certificate was canceled. In conjunction with the cancellation of the Accounting Certificate, the examination policy of Elementary APQE was released, stating that candidates possessing a high school diploma or above degree can take the Elementary APQE instead of holding an Accounting Certificate. As a result, the revenue generated from Accounting Certificate Exam courses was minimal since the cancellation of the Accounting Certificate. Finally, we may from time to time change our marketing strategy which may affect our course enrollments. For example, during fiscal year 2019, we devoted more of our marketing and selling resources to the promotion of our relatively higher value, longer duration premium and elite accounting classes. As a result, overall online course enrollments from test-preparation courses of our accounting vertical decreased by 12.6% in fiscal year 2019, compared with fiscal year 2018.

•	Fees for our courses.

Our net revenues are also affected by the amount of fees we charge for our courses, which depends on overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our courses and the income levels that our course participants expect to achieve upon passing the related licensure and certification exams. For example, our longer duration premium and elite accounting classes, which were launched in April 2018, have relatively higher average selling prices and were widely accepted by our customers. We may, however, experience pricing pressure as we expand our course offerings into new areas, or new segments and exams within existing areas that we cover, in an effort to attract new course participants. Additionally, our net revenues are affected by the percentage of discounts we provide to regional sales agents as our revenue from this source is recorded net of discount. In addition, net revenues generated from our business start-up training courses are dependent on our ability to meet government stipulated conditions under their subsidy policies. Such stipulated conditions include the passage rate of our course participants’ business proposals as evaluated by the relevant government authorities, the business start-up rate and the employment rate of our business start-up course participants.

•	Our ability to expand the range of courses and other services.

Our ability to address market needs by expanding the range of our course offerings and other services has a direct impact on our ability to grow our course enrollments. Diversifying our sources of revenues also helps protect us from potential reduced course enrollment due to down-turns in certain industries or professions. To date, our accounting courses remain the largest and most important of all our course offerings in terms of revenue and number of course enrollments. Although we expect this to continue due to the importance of professional requirements in the accounting industry, we will continue to expand our course offerings in other areas to diversify and further grow our revenues. Over the past several years, we have developed our healthcare, engineering & construction and legal course offerings. However, the expansion of our courses, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new courses, services and products or to maintain their quality and consistency, or other factors. Furthermore, we may not be able to develop and offer additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. For example, we’ve operated the “Tax School Program” since 2013. This business has not yet generated reasonable returns after several years of investments. Therefore, in November 2018, we decided to dispose of 60% interest in the Tax School Program to its management team, which can be more flexible in formulating future business development strategies.

•	Impact of business acquisitions and strategic investments.

Our ability to successfully identify, execute, integrate and manage new alliances, acquisitions and investments can have a significant effect on our results of operations. We have pursued and may continue to pursue strategic alliance, acquisition and investment opportunities to increase our service offerings and expand our growth; however, such strategic alliances, acquisitions and investments may not generate the financial results we expect and may even result in losses. See “Item 4.A. Information on the Company — History and Development of the Company” for our recent acquisitions and strategic investments. For example, in the fiscal year ended September 30, 2019, we recognized an impairment loss from long-term investments arising from our investment in Amdon Consulting Pte Ltd, or Amdon, and Hangzhou Wanting of $0.5 million and $6.4 million, respectively.

Description of Key Line Items

Net Revenues

We derive net revenues from the sale of online education services, books and reference materials, and other related products and services. Our net revenues are presented net of PRC business tax, value-added taxes, as well as their related surcharges. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	Year Ended September 30,
	2017		2018		2019
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	95,503	72.9%	117,026	70.2%	145,917	68.9%
Books and reference materials	8,980	6.9%	10,213	6.1%	27,372	12.9%
Others	26,505	20.2%	39,429	23.7%	38,533	18.2%
Total net revenues	130,988	100.0%	166,668	100.0%	211,822	100.0%

Online Education Services

We derive most of our revenues from the provision of online education services. Our online education services consist of online professional education and test preparation courses, test preparation courses for self-taught learners pursuing higher education degrees, continuing education and professional development courses. Our professional training courses cover a wide range of industries, including accounting, healthcare, engineering & construction, legal and others.

To enroll in our courses, course participants may choose to pay us through online or mobile payment using credit or debit cards, via third-party payment networks, or to purchase pre-paid study cards from our distributors, via bank remittance, postage, by cash at our offices or installment loans offered by other institutions.

Our online courses are mainly available in the following course formats: regular class and premium class in fiscal years 2017, 2018 and 2019, and also elite class in fiscal years 2018 and 2019. See “Item 4.B. Business overview — Our Online Education Services — Course Formats”.

Books and Reference Materials

We primarily sell our own proprietary learning materials relating to accounting, healthcare, engineering and construction, and legal professional courses and exams through third-party bookstores and distributors across China and directly through our online bookstore and our offices in Beijing. The sale of books and reference materials on topics related to our course subject matter complements our online course offerings, supplements the learning experience of our course participants, helps us to build brand recognition and loyalty among our course participants, and promotes our expertise and reputation in various professional fields. To promote our online courses, we also sell some of our books and reference materials with certain privileges which allow course participants to get a certain number of electronic books for free and take a specified number of online courses for no additional charge or by paying discounted fees.

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

	For the Year Ended September 30,
	2017		2018		2019
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net Revenues	130,988	100.0%	166,668	100.0%	211,822	100.0%
Cost of sales:
Cost of services and others	(50,540)	(38.6)%	(78,936)	(47.4)%	(85,252)	(40.2)%
Cost of tangible goods sold	(6,872)	(5.2)%	(8,947)	(5.3)%	(19,489)	(9.2)%
Total cost of sales	(57,412)	(43.8)%	(87,883)	(52.7)%	(104,741)	(49.4)%
Gross profit and gross margin [1]	73,576	56.2%	78,785	47.3%	107,081	50.6%

[1]	Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.

Cost of Services and Others

Cost of services and others accounted for 38.6%, 47.4% and 40.2% of our net revenues in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. Cost of services and others are mainly composed of salaries and related expenses for our tutors, course and content development, website maintenance and information technology technicians and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers, rental and related expenses, and other miscellaneous expenses. Fees paid to lecturers comprised a significant portion of our cost of services and others because we allocate significant resources to contract with high-quality lecturers. The number of lecturers producing online courses for us was 436, 513 and 541 in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. Our online platform enables us to achieve greater economies of scale than traditional offline programs that are limited by fixed teacher-student ratios as we are able to increase the number of course participants without necessarily increasing the number of our lecturers. Our fees paid to online lecturers as a percentage of our net revenues from online education services increased slightly in the fiscal year ended September 30, 2019, as compared to the fiscal year ended September 30, 2018, primarily due to higher-than-expected cash receipts from our longer duration elite classes, representing 29.0% of cash receipts from online course registration in the fiscal year 2019, compared with 8.9% in the fiscal year 2018. As a result, overall revenue was recognized on average over a longer expected period of time under current U.S. GAAP ASC606 in fiscal year 2019. Our fees paid to online lecturers as a percentage of our net revenues from online education services increased slightly in the fiscal year ended September 30, 2018, as compared to the fiscal year ended September 30, 2017, primarily due to higher-than-expected cash receipts from our refundable accounting elite classes, representing 26.8% of cash receipts from online course registration in the fourth quarter of fiscal year 2018. We incurred lecture fees from these elite classes during the service period, however, we cannot recognize the revenue from these classes until the release of related exam results and the expiration of the students’ right to receive a refund in fiscal year 2019 or later, under the then applicable U.S. GAAP ASC605 in fiscal year 2018. Our fees paid to offline lecturers increased in the fiscal year ended September 30, 2019, primarily due to 12-months of lecture fees associated with offline Legal Professional Qualification Examination test preparation courses offered by Beijing Ruida, compared to 3-months of such lecture fees in the fiscal year ended September 30, 2018. This increase was partially offset by the decrease in lecture fees associated with the “Tax School Program” which we disposed in December 2018. Our fees paid to offline lecturers increased significantly in the fiscal year ended September 30, 2018, primarily due to higher lecture fees arising from our “Tax School Program”, offline APQE and CPA exam test preparation courses, and offline Legal Professional Qualification Examination test preparation courses offered by Beijing Ruida, which we acquired in July 2018, as compared to the fiscal year ended September 30, 2017.

Our tutors, course and content development, website maintenance and information technology technicians and other employees also play a critical role in our course development and delivery. We maintain a large, well-trained pool of tutors to answer questions from course participants submitted through our online question and answer board, usually within a 24-hour time period. Our tutors numbered 410 (including 226 part-time tutors), 521 (including 215 part-time tutors) and 226 (including 23 part-time tutors) as of September 30, 2017, 2018 and 2019, respectively. In addition, we allocate significant resources to retain course production technicians capable of creating high quality high-definition audio-video course materials and other interactive features for our online courses. The number of our course production technicians was 94, 99 and 90 as of September 30, 2017, 2018 and 2019, respectively. We have a significant number of information technology technicians capable of developing a reliable, scalable and secure online platform and technology infrastructure to support our services. The number of our information technology technicians was 184, 205 and 173 as of September 30, 2017, 2018 and 2019, respectively. We also have a separate team of 145 information technology technicians for the development of learning simulation software as of September 30, 2019. To date, salaries and related expenses constitute a large portion of our cost of services and others.

Cost of Tangible Goods Sold

Book sale costs primarily comprise printing and publishing fees for our proprietary books and reference materials and royalties paid to contributing authors. Book sale costs also include royalties paid to Becker for study materials of the American Institute of CPAs examination.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and impairment of goodwill, if any.

Selling Expenses

Selling expenses accounted for 26.7%, 26.8% and 29.0% of our net revenues in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. Our selling expenses consist primarily of salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, advertising and promotion expenses, rental and related expenses, promotional materials, and other selling expenses. The salaries of our customer service staff were significant as we maintained the number of our customer service staff at a high level to serve a greater number of course participants and other customers. The salaries of our sales and marketing staff were also significant as we maintained the number of our sales and marketing staff at a high level to promote our business, and to generate sales through our direct sales efforts. Following the acquisition of Xiamen NetinNet and Beijing Ruida in May 2016 and July 2018, respectively, we had additional teams of customer service staff and sales and marketing staff for the learning simulation software segment and Legal Professional Qualification Examination test preparation courses offering, respectively.

General and Administrative Expenses

Our general and administrative expenses accounted for 14.9%, 12.8% and 11.8% of our net revenues in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, professional fees, depreciation and amortization, rental and related expenses, allowance for doubtful accounts, share-based compensation expenses and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office, communication and entertainment expenses.

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

CDEL Hong Kong is incorporated in Hong Kong and provides accounting professional training and related consulting services. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2017, 2018 and 2019. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by CDEL Hong Kong to us.

PENCIL is incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as PENCIL has no assessable profits in Hong Kong in the fiscal years ended September 30, 2017, 2018 and 2019. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by PENCIL to us through CDEL Hong Kong.

DL Education is incorporated in the United States as our wholly owned subsidiary. DL Education has not conducted any substantive operations since its inception. No provision for tax has been made as DL Education has no assessable profits in the United States in the fiscal year ended September 30, 2017. We deregistered DL Education in the second quarter of fiscal year ended September 30, 2017.

China Healthcare Investment is incorporated in the British Virgin Islands as our wholly-owned subsidiary. Under the current law of the British Virgin Islands, China Healthcare Investment is not subject to income or capital gains tax.

China Healthcare Education is incorporated in Hong Kong as a wholly-owned subsidiary of China Healthcare Investment. China Healthcare Education has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as China Healthcare Education has no assessable profits in Hong Kong in the fiscal years ended September 30, 2017, 2018 and 2019. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by China Healthcare Education to us through China Healthcare Investment.

Enterprise Income Tax

The current and deferred components of the income tax expense appearing in our consolidated statements of operations are as follows:

	Years ended September 30,
	2017	2018	2019
	$	$	$
	(in thousands)
Current tax expense	5,344	5,717	7,060
Deferred tax expense (benefit)	(724)	(3,410)	1,061
	4,620	2,307	8,121

Champion Technology, Beijing Champion, Zhengbao Yucai, and Xiamen NetinNet obtained preferential tax treatments as “high and new technology enterprises” under EIT Law that resulted in lower tax rates. Champion Technology was subject to the tax rate of 15% from 2010 through 2019, Beijing Champion was subject to the tax rate of 15% from 2008 through 2019, Zhengbao Yucai was and will be subject to the tax rate of 15% from 2012 through 2020, and Xiamen NetinNet was subject to the tax rate of 15% from 2014 through 2019. Our other PRC entities are mainly subject to the standard income tax rate of 25%. In addition, for some of our small and micro businesses having annual taxable income of RMB1 million or less, 25% shall be included in the taxable income, and the enterprise income tax shall be paid at the rate of 20%. See “Risk Factors — General Risks Relating to Conducting Business in China — The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology, controlled companies, Zhengbao Yucai and Xiamen NetinNet, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.”

For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.6 million, $0.2 million and $0.5 million have been made in the fiscal years ended September 30, 2017, 2018 and 2019, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. See “Risk Factors — General Risks Relating to Conducting Business in China — We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiaries.”

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

Value-Added Tax and Related Surcharges

We are subject to value-added tax and related surcharges on the revenues earned from provision of education services and sale of learning simulation software. To date, we are mainly subject to 3.36%-6.72% value-added tax and related surcharges on the revenues earned from provision of education services and 14.56% (17.92% before April 2019 and 19.04% before May 2018) value-added tax and related surcharges on the revenues earned from sale of learning simulation software, which are recorded net of all value-added tax and related surcharges.

Normally, the applicable tax rate of VAT and related surcharges are 3.36% and 6.72% for a small-scale taxpayer and a general taxpayer, respectively. On June 18, 2016, the MOF and the SAT promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax in the Policy of Reinsurance, Real Estate Leasehold and Non-degree Education, or Circular No. 68 effective on May 1, 2016, pursuant to which general taxpayers providing non-academic education services may apply a simple method for calculating the tax payable amount in accordance with the tax rate of 3%.

We are required to remit the VAT we collected to the tax authority. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets.

In addition, in accordance with the relevant tax laws in the PRC, VAT is also calculated based on the sales value of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue generating transactions. Pursuant to the circulars jointly issued by MOF and SAT on December 25, 2013 and June 5, 2018, respectively, the proceeds received from customers for sales related to books and reference materials are exempt from VAT from January 1, 2013 through December 31, 2017, and from January 1, 2018 through December 31, 2020, respectively. As a result, Beijing Champion and Zhengbao Yucai enjoyed and continue to enjoy this tax exemption from March 2014 and May 2014, respectively, upon the filing of tax exemption applications to the state tax bureau. Such VAT exemption is also applicable to Champion Culture and Champion Accounting from January 2016 and May 2016, respectively. Beijing Ruida also enjoys this tax exemption through December 31, 2020.

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

Revenue Recognition

On October 1, 2018, we adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of October 1, 2018. Results for the fiscal year ended September 30, 2019 are presented under Topic 606, while results for the fiscal years ended September 30, 2017 and 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition (“Topic 605”).

Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. We follow the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy a performance obligation.

Online education services. The online education services provided by us to our customers is an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription period. Audio-video course content, mock examinations and online chat rooms are highly interdependent and interrelated in the context of the contract with the online education services. Therefore, we determined that the online education services represent a single performance obligation.

We generate most of our revenues from online education services provided to course participants pursuant to two types of revenue models — a non-refundable course model and a refundable course model.

The online courses using the non-refundable course model are mainly comprised of regular classes and premium classes. In addition, the non-refundable course model also includes insured elite classes, which are refundable to the students through a third party insurance company. The revenues for the regular classes are recognized on a straight-line basis over the subscription period from the month in which the customers enroll in the courses to the month in which the subscribed courses terminate. For premium classes, if the course participants fail to pass the course examination and certain pre-agreed conditions are met, the participants can retake the same premium course for free for the following year or years. For the insured elite classes, if the course participant fails to pass the course examination and certain pre-agreed conditions are met, the participant can retake the same premium course for free for the following year or years, and enjoy the refund privilege covered by an independent insurance company. Under Topic 605, we recognized the discount offered for the retake course proportionally as a deduction to revenue recognized for each class the participants take. Upon the adoption of Topic 606, we recognize the revenue related to the premium and insured elite classes over the expected service period based on the estimated historical passage rates on a portfolio basis.

The online courses using the refundable course model are mainly comprised of uninsured elite classes whereas we are obligated to refund the tuition fee or provide the students with a right to retake the course if the participants complete the courses and fail the professional exams and their scores are within a range provided for in the agreement. The participants must notify us within a pre-agreed period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. Under Topic 605, the proceeds from the refundable course model were initially recorded as Refundable fees in the consolidated balance sheet and were recognized upon the expiration of the participants’ right to receive a refund or ratably over the retake course period when the participants decide to retake the course before the expiration of such right. Upon the adoption of Topic 606, we estimate the variable consideration to be earned based on the historical refund ratio on a portfolio basis using the expected value method and record a refund liability based on estimated refunds to be paid to eligible students. We further recognize revenue over the expected service period based on the estimated historical passage rates on a portfolio basis. Most of the course participants pay course fees via online payment systems provided by third parties including internet debit or credit card payment systems and other third-party payment systems. Some participants may choose to enroll for online courses through the use of prepaid study cards which are purchased from distributors. We sell to our regional distributors prepaid study cards at a discount to the face value of the cards. Revenues are recorded using the after-discount selling price of the cards and recognized over the period the online course is available to the customers, which generally is from the month in which the customers enroll in the courses to the month in which the subscribed courses terminate. Additionally, based on the history of usage of prepaid study cards, any breakage related to prepaid study cards that are not activated or that have not been used to enroll in courses is insignificant.

We offer volume discounts to our regional distributors for purchases over a specified amount of prepaid study cards during a specified period of time, generally one year. The after-discount prices of the study cards paid by the regional distributors to us are recognized as deferred revenue. Under Topic 605, we deferred a portion of revenue of the prepaid study cards based on the maximum potential amount of discount provided to the distributors. Revenue was recognized during the remaining period the online course was available to the user who enrolls using the study card or was recognized immediately if the related online course has been completed or the study card expired. Under ASC 606, volume discounts are considered a form of variable consideration. Accordingly, volume discounts are estimated and recognized based on historical experience and adjusted based on actual purchase volumes at each reset period.

We also provide course enrollment services and our online platform to government agencies that conduct continuing education services through our websites. We earn service fees as a percentage of total tuition fees based on the agreements entered into with the government agencies. Each contract of these services is accounted for as a single performance obligation, which is satisfied ratably over the service period. Service fees received are initially recorded as deferred revenue and are recognized as revenue on a straight line basis over the subscription period based on terms of the agreements.

Books and reference materials. We sell books and reference materials to end users directly or through distributors. Revenues relating to such sales are recorded when control of the promised goods is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for the goods. Inventory costs of goods delivered to distributors for which revenues have been deferred are presented as “deferred costs” on the consolidated balance sheets.

We also sell books and reference materials together with study cards which allow the customers to take a certain number of online courses for no additional charge or by paying at a discount, and the customers can also get a certain number of electronic books for free. We determine that books and online course services represent two separate performance obligations. We allocate revenues to each performance obligation based on their relative selling prices. The relative selling prices are based on the observable price sold on a standalone basis, if available. If not, we estimate the relative selling price based on internal pricing models.

Others. We derive other revenue mainly from the sale of learning simulation software, the provision of offline professional training and others.

We recognize revenues from sales of learning simulation software, which are self-developed learning simulation packaged software, when control of the software is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for the software. We have no significant remaining obligation with respect to the software, except for the warranty related obligations for software, of which the related costs are estimated upon the acceptance of the customers.

Revenues from offline professional training are recognized proportionately when the training courses are delivered. Each contract of these services is accounted for as a single performance obligation which is satisfied ratably over the service period. For offline training sponsored by government authorities related to business start-up training services, the tuition fees of the training participants are subsidized by the government. Qualified enrollments and the fees to be earned cannot be determined until the confirmation from government authorities regarding the number of students and fees is received by us, which is after the completion of services. Therefore, revenues from such services are recognized upon the receipt of confirmations from government authorities, when all the other revenue recognition criteria have been met. Revenues from offline training sponsored by government authorities were insignificant during the year ended September 30, 2019.

We recognize revenues from other services, including accounting and consulting services, courseware production services, and platform production services when the services are delivered.

Long-Lived Assets — Property, Plant and Equipment and Intangible Assets

Judgment is required to determine the estimated useful lives of our long-lived assets. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. We did not record impairment losses on our long-lived assets in the fiscal years ended September 30, 2017, 2018 and 2019, respectively.

Goodwill

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. As of September 30, 2019, we had three reporting units: professional education service, business start-up training service, and sale of learning simulation software. We perform our goodwill impairment test on September 30th of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.

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

The following table sets forth the details of goodwill impairment test as of September 30, 2019:

	Professional education service	Business start-up training service	Sale of learning simulation software	Total
		(in thousands of $)
Estimated fair value	333,887	13,921	49,576	397,384
Carrying value net	99,534	16,183	40,955	156,672

Because the fair values of both of the professional education service and sale of learning simulation software reporting units exceed their carrying amounts, no second step of goodwill impairment test was performed. In contrast, the carrying amount of business start-up training service reporting unit exceeds its fair value. As such, we performed the second step of goodwill impairment test.

In determining the fair values of our reporting units as of September 30, 2019, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. Publicly available information regarding our market capitalization was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. The discounted cash flow for each reporting unit was projected based on financial forecasts developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 17% – 24.5% and a terminal value growth rate at 3%. As a result, we recorded an impairment charge of $1.5 million as related to business start-up training services during the fiscal year ended September 30, 2019.

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

For uncertainty in tax positions, we recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Based on this assessment, as of September 30, 2018 and 2019, respectively, we have recognized an approximately $0.2 million and $0.2 million accrual for unrecognized tax benefits which is included in the account of “accrued expenses and other liabilities”. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. We recognize, if any, interest related to unrecognized tax benefit in interest expense and penalties in other expenses. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to the current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

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

We estimated the fair value of each option award granted to employees, officers and non-employees under the Prior Plan and the fair value of each option award granted to non-executive directors, officers and employees under the New Plan using the relevant and appropriate Option Pricing Model. We use the quoted market price of our ADSs at each measurement date to measure the fair value of nonvested shares we granted to directors, officers and employees.

On November 18, 2014, we had granted options for the purchase of a total of 2,800,000 ordinary shares to employees and officers under the New Plan at $3.7425 per share based on the closing price of our ADSs on NYSE on November 18, 2014. On August 23, 2017, we reduced the exercise price of all outstanding share options granted on November 18, 2014 under the New Plan to $1.8075 per share based on the closing price of our ADSs on NYSE on August 23, 2017. We did not grant option awards during the fiscal years ended September 30, 2017, 2018 and 2019, respectively.

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

We are a holding company with no material operations of our own. We conduct substantially most of our operations in China through contractual arrangements with our variable interest entities, and their shareholders. See “Item 4.C. Information on the Company — Organizational Structure” for a summary of these contractual arrangements. In the fiscal years ended September 30, 2017, 2018 and 2019, our variable interest entities and their subsidiaries contributed in aggregate 87%, 91% and 87% respectively, of our total net revenues. As of the fiscal years ended September 30, 2018 and 2019, our variable interest entities and their subsidiaries accounted for an aggregate of 51% and 57%, respectively, of our total assets, and 60% and 75%, respectively, of our total liabilities.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted prices for similar investments in the active market, if applicable, or the discounted cash flow approach, which requires significant judgment and assumptions, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of the long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We recorded $0.7 million, $0.3 million and $6.4 million impairment losses on our equity method investment in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. The impairment loss we recorded during the fiscal year ended September 30, 2019 was mainly due to the going concern issue of one of our investees.

Equity securities without readily determinable fair values

Starting on October 1, 2018, with the adoption of ASU 2016-01, we elected a practicability exception to fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with fair value change recorded in the consolidated statements of operations. Prior to October 1, 2018, investee companies over which we did not have significant influence or a controlling interest were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. We review our equity securities without readily determinable fair value at each reporting period. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASU No. 2011-4: Fair Value Measurement (ASC 820). If the fair value is less than the investment’s carrying value, we recognize an impairment loss equal to the difference between the carrying value and fair value in the consolidated statement of operations. We recorded nil, nil and $0.5 million impairment losses on our equity securities without readily determinable fair value in the fiscal years ended September 30, 2017, 2018 and 2019, respectively.

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

We review our investments for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near term prospects of the investees. We recorded nil, $2.5 million, and nil impairment losses on our available-for-sale investments in the fiscal years ended September 30, 2017, 2018 and 2019, respectively.

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

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item is expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended September 30,
	2017		2018		2019
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	95,503	72.9%	117,026	70.2%	145,917	68.9%
Books and reference materials	8,980	6.9%	10,213	6.1%	27,372	12.9%
Others	26,505	20.2%	39,429	23.7%	38,533	18.2%
Total net revenues	130,988	100.0%	166,668	100.0%	211,822	100.0%
Cost of sales:
Cost of services and others	(50,540)	(38.6)%	(78,936)	(47.4)%	(85,252)	(40.2)%
Cost of tangible goods sold	(6,872)	(5.2)%	(8,947)	(5.3)%	(19,489)	(9.2)%
Total cost of sales	(57,412)	(43.8)%	(87,883)	(52.7)%	(104,741)	(49.4)%
Gross profit	73,576	56.2%	78,785	47.3%	107,081	50.6%
Operating expenses:
Selling expenses	(34,910)	(26.7)%	(44,717)	(26.8)%	(61,460)	(29.0)%
General and administrative expenses	(19,468)	(14.9)%	(21,253)	(12.8)%	(24,919)	(11.8)%
Impairment of goodwill	—	—%	—	—%	(1,517)	(0.7)%
Total operating expenses	(54,378)	(41.6)%	(65,970)	(39.6)%	(87,896)	(41.5)%
Change in fair value in connection with business combination	—	—%	84	0.1%	695	0.3%
Other operating income	1,912	1.5%	3,051	1.8%	2,968	1.4%
Operating income	21,110	16.1%	15,950	9.6%	22,848	10.8%
Interest income	1,531	1.2%	2,522	1.5%	2,207	1.0%
Interest expense	(1,049)	(0.8)%	(3,331)	(2.0)%	(2,819)	(1.3)%
Exchange gain	128	0.1%	2,476	1.5%	3,296	1.6%
Impairment loss from long-term investments	(679)	(0.5)%	(2,835)	(1.7)%	(6,920)	(3.3)%
Gain from disposal of an investment	—	—%	—	—%	318	0.2%
Gain from deconsolidation of a subsidiary	—	—%	—	—%	6,869	3.2%
Income before income taxes	21,041	16.1%	14,782	8.9%	25,799	12.2%
Less: Income tax expense	(4,620)	(3.5)%	(2,307)	(1.4)%	(8,121)	(3.8)%
Loss from equity method investment	(153)	(0.1)%	(172)	(0.1)%	(1,484)	(0.7)%
Net income	16,268	12.5%	12,303	7.4%	16,194	7.6%
Less: Net income (loss) attributable to noncontrolling interest	1,333	1.0%	677	0.4%	(5,060)	(2.4)%
Net income attributable to China Distance Education Holdings Limited	14,935	11.5%	11,626	7.0%	21,254	10.0%

Fiscal Year Ended September 30, 2019 Compared to Fiscal Year Ended September 30, 2018

Net Revenues

Our net revenues increased by 27.1% to $211.8 million in the fiscal year ended September 30, 2019 from $166.7 million in the fiscal year ended September 30, 2018, primarily as a result of growth in revenue from online education services, and books and reference materials.

Online education services. Net revenues from online education services increased by 24.7% to $145.9 million in the fiscal year ended September 30, 2019 from $117.0 million in the fiscal year ended September 30, 2018. The growth in net revenues from online education services was primarily due to strong revenue growth from the accounting vertical. Our longer duration premium and elite accounting classes, which were launched in April 2018, have relatively higher average selling prices, and were widely accepted by our customers. In addition, the adoption of ASC606 “Revenue from Contracts with Customers” resulted in an increase in revenue of $16.3 million, compared with the then applicable ASC605. Revenue from the legal vertical contributed by Beijing Ruida, which we acquired in July 2018, also contributed to the revenue growth, due to 12-months revenue contribution from Beijing Ruida in fiscal year 2019, compared to 3-months revenue contribution from it in fiscal year 2018.

The total number of our online course enrollments increased by 19.8% from 3,094,000 in fiscal year 2018 to 3,709,000 in fiscal year 2019. During fiscal year 2019, however, we devoted more of our marketing and selling resources to the promotion of our relatively higher value, longer duration premium and elite accounting classes. As a result, overall online course enrollments from test-preparation courses of our accounting vertical decreased by 12.6% in fiscal year 2019, compared with fiscal year 2018.

The revenues generated from our accounting, engineering & construction, and legal courses increased by 38.1%, 13.2% and 180.1%, respectively, in fiscal year 2019, compared with fiscal year 2018, while the revenue generated from our healthcare courses remained flat in fiscal year 2019, compared with fiscal year 2018. Our accounting courses continued to account for the majority of our course enrollments and revenue. Our accounting courses generated revenues of $100.9 million in fiscal year 2019, compared to $73.1 million in fiscal year 2018. In addition, our healthcare, engineering & construction, and legal courses generated revenues of $27.1 million, $8.7 million and $4.1 million, respectively, in fiscal year 2019, compared to $27.2 million, $7.7 million and $1.5 million, respectively, in fiscal year 2018.

Books and reference materials. Net revenues from sales of books and reference materials increased by 168.0% to $27.4 million in the fiscal year ended September 30, 2019 from $10.2 million in the fiscal year ended September 30, 2018, primarily as a result of the book sale revenue from the legal vertical contributed by Beijing Ruida, which we acquired in July 2018. Beijing Ruida contributed 12-months’ revenue in fiscal year 2019, compared to 3-months’ revenue in fiscal year 2018.

Others. Our net revenues from other sources decreased by 2.3% to $38.5 million in the fiscal year ended September 30, 2019 from $39.4 million in the fiscal year ended September 30, 2018, primarily due to the disposal of the “Tax School Program” in December 2018, and a significant decrease in revenue from business start-up training courses. The decrease in revenue from business start-up training courses was primarily due to decreased revenue generated from training services in Shanghai, Zhejiang and Tianjin. This decrease was partially offset by revenue from offline Legal Professional Qualification Examination test preparation courses offered by Beijing Ruida, which we acquired in July 2018, higher revenue from the sale of learning simulation software, and accounting and consulting services. Beijing Ruida contributed 12-months’ revenue in fiscal year 2019, compared to 3-months’ revenue in fiscal year 2018.

Gross Profit

Our gross profit increased by 35.9% to $107.1 million in the fiscal year ended September 30, 2019 from $78.8 million in the fiscal year ended September 30, 2018. Our gross margin was 50.6% in the fiscal year ended September 30, 2019, compared with 47.3% in the fiscal year ended September 30, 2018. The increase in gross profit and gross margin was primarily attributable to the increase in revenue and effective cost control including salaries and related expenses, and rental and related expenses.

Operating Expenses

Our operating expenses increased by 33.2% to $87.9 million in the fiscal year ended September 30, 2019 from $66.0 million in the fiscal year ended September 30, 2018 for the reasons explained below.

Selling expenses. Our selling expenses increased by 37.4% to $61.5 million in the fiscal year ended September 30, 2019 from $44.7 million in the fiscal year ended September 30, 2018. This increase was primarily due to increased marketing and promotional activities, commission to agents, rental and related expenses, promotional materials, and salaries and related expenses. As a percentage of our net revenues, our selling expenses increased to 29.0% of our net revenues in the fiscal year ended September 30, 2019, from 26.8% of our net revenues in the fiscal year ended September 30, 2018.

General and administrative expenses. Our general and administrative expenses increased by 17.2% to $24.9 million in the fiscal year ended September 30, 2019 from $21.3 million in the fiscal year ended September 30, 2018. This increase was primarily due to provision for doubtful debts associated with the sale of learning simulation software, the book printers of our legal vertical, and salaries and related expenses. As a percentage of our net revenues, our general and administrative expenses decreased to 11.8% of our net revenues in the fiscal year ended September 30, 2019, from 12.8% of our net revenues in the fiscal year ended September 30, 2018.

Impairment of goodwill. Impairment of goodwill for the fiscal year ended September 30, 2019 was $1.5 million, due to impairment of the value of the business start-up training services segment.

Other Operating Income

In the fiscal year ended September 30, 2019, we had other operating income of $3.0 million which was mainly from (i) VAT refund from learning simulation software business and education services business; (ii) R&D subsidy from learning simulation software business; (iii) compensation from third parties for infringement of our courseware copyrights and breach of contracts; and (iv) subsidy from share issuance of Zhengbao Yucai on the China’s New Third Board in March 2017. In the fiscal year ended September 30, 2018, we had other operating income of $3.1 million which was mainly from (i) VAT refund from learning simulation software business; (ii) R&D subsidy from learning simulation software business; and (iii) subsidy from listing of Zhengbao Yucai on the China’s New Third Board in March 2017.

Impairment loss from long-term investments

Impairment loss from long-term investments for the fiscal year ended September 30, 2019 was $6.9 million, due to impairment of the value of our investee companies, Hangzhou Wanting and Amdon of $6.4 million and $0.5 million, respectively.

Gain from Deconsolidation of a Subsidiary

Gain from deconsolidation of a subsidiary for the fiscal year ended September 30, 2019 was $6.9 million, due to gain on the disposal of 60% equity interest and fair value change of the remaining 40% equity interest, in Champion Tax Advisory or “Tax School Program.”

Income taxes

Income tax expense for the fiscal year ended September 30, 2019 was $8.1 million, compared with an income tax expense of $2.3 million in the fiscal year ended September 30, 2018. The increase in income tax expense was mainly due to the increase in taxable income generated from the PRC in fiscal year 2019, compared with fiscal year 2018.

Loss from equity method investment

Loss from equity method investment for the fiscal year ended September 30, 2019 was $1.5 million, compared with $0.2 million in the fiscal year ended September 30, 2018, mainly due to our share of loss from our investee companies, Hangzhou Wanting, Beijing Xinrui Education Technology Co., Ltd., and Champion Yuanjian.

Net Income attributable to CDEL

As a result of the above factors, our net income attributable to CDEL was $21.3 million in the fiscal year ended September 30, 2019, compared to net income attributable to CDEL of $11.6 million in the fiscal year ended September 30, 2018.

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

Online education services. Net revenues from online education services increased by 22.5% to $117.0 million in the fiscal year ended September 30, 2018 from $95.5 million in the fiscal year ended September 30, 2017. The growth in net revenues from online education services was primarily due to strong revenue growth from the accounting vertical and revenue from the legal vertical contributed by Beijing Ruida, which we acquired in July 2018, partially offset by softer growth in revenue from the healthcare and engineering & construction verticals. Despite the strong revenue growth from the accounting vertical, the course enrollments of the Accounting Certificate Exam and related accounting continuing education courses, which have relatively lower average selling prices, continued to decrease by 96.7% and 27.6%, respectively, in fiscal year 2018, compared to fiscal year 2017, due to the cancellation of the Accounting Certificate Exam in November 2017. As a result of the foregoing, the total number of our online course enrollments decreased by 6.8% from 3,319,000 in fiscal year 2017 to 3,094,000 in fiscal year 2018. The revenues generated from our accounting, healthcare, and engineering & construction courses increased by 34.1%, 2.6% and 0.6%, respectively, in fiscal year 2018, compared with fiscal year 2017. Our accounting courses continued to account for the majority of our course enrollments and revenue. Our accounting courses generated revenues of $73.1 million in fiscal year 2018, compared to $54.5 million in fiscal year 2017. In addition, our healthcare and engineering & construction courses generated revenues of $27.2 million and $7.7 million, respectively, in fiscal year 2018, compared to $26.5 million and $7.7 million, respectively, in fiscal year 2017. See “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Specific Factors Affecting Our Results of Operations” for the impact of the suspension of the Accounting Certificate Exam on our revenues.

Books and reference materials. Net revenues from sales of books and reference materials increased by 13.7% to $10.2 million in the fiscal year ended September 30, 2018 from $9.0 million in the fiscal year ended September 30, 2017.

Others. Our net revenues from other sources increased by 48.8% to $39.4 million in the fiscal year ended September 30, 2018 from $26.5 million in the fiscal year ended September 30, 2017, primarily due to higher revenue from our offline accounting professional training courses, including APQE and CPA exam test preparation courses, revenue from offline Legal Professional Qualification Examination test preparation courses offered by Beijing Ruida, which we acquired in July 2018, and revenue from accounting and consulting services offered by Jiangsu Asset, which we acquired in November 2017. The revenue from other sources was partially offset by a decrease in revenue from business start-up training courses.

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

Net Income attributable to CDEL

As a result of the above factors, our net income attributable to CDEL was $11.6 million in the fiscal year ended September 30, 2018, compared to net income attributable to CDEL of $14.9 million in the fiscal year ended September 30, 2017.

Discussion of Segment Operations

For the fiscal year ended September 30, 2019, we operated in three operating segments, namely professional education services (formerly known as “online education services” in fiscal year 2017), business start-up training services and the sale of learning simulation software.

Net revenues from our professional education services accounted for 87.2%, 90.3% and 92.6%, respectively, of our total net revenues in the fiscal years ended September 30, 2017, 2018 and 2019. Net revenues from our business start-up training services accounted for 4.0%, 2.7% and 1.3%, respectively, of our total net revenues in the fiscal years ended September 30, 2017, 2018 and 2019. Net revenues from our sale of learning simulation software accounted for 8.8%, 7.0% and 6.1% respectively, of our total net revenues in the fiscal years ended September 30, 2017, 2018 and 2019. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Revenue recognition.”

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

General and administrative expenses for our professional education services primarily consist of administrative staff compensation and benefits, professional fees, depreciation and amortization expenses, rental and related expenses, allowance for doubtful accounts, share-based compensation expenses and other miscellaneous expenses.

General and administrative expenses for our business start-up training services primarily consist of administrative staff compensation and benefits, professional fees, allowance for doubtful accounts and other miscellaneous expenses.

General and administrative expenses for our sale of learning simulation software primarily consist of administrative staff compensation and benefits, rental and related expenses, allowance for doubtful accounts and other miscellaneous expenses.

The following table lists our net revenues, operating costs and expenses, and operating income by reportable segment for the periods indicated.

	For the Year Ended September 30,
(in thousands of $)	2017	2018	2019
Net revenues of reportable segments:
Professional education services	114,190	150,484	196,047
Business start-up training services	5,276	4,608	2,796
Sale of learning simulation software	11,522	11,576	12,979
Total net revenues of reportable segments	130,988	166,668	211,822
Total net revenues of our company	130,988	166,668	211,822
Operating costs and expenses of reportable segments:
Cost of sales:
Professional education services	(50,168)	(79,168)	(96,044)
Business start-up training services	(2,069)	(2,644)	(1,777)
Sale of learning simulation software	(5,175)	(6,071)	(6,920)
Selling expenses:
Professional education services	(30,696)	(39,698)	(56,334)
Business start-up training services	(869)	(1,127)	(1,226)
Sale of learning simulation software	(3,345)	(3,892)	(3,900)
General and administrative expenses:
Professional education services	(12,890)	(14,548)	(16,745)
Business start-up training services	(1,034)	(896)	(1,930)
Sale of learning simulation software	(2,031)	(1,316)	(1,389)
Impairment of goodwill
Business start-up training services	—	—	(1,517)
Unallocated corporate expenses	(3,513)	(4,493)	(4,855)
Total operating costs and expense:
Professional education services	(93,754)	(133,414)	(169,123)
Business start-up training services	(3,972)	(4,667)	(6,450)
Sale of learning simulation software	(10,551)	(11,279)	(12,209)
Unallocated corporate expenses	(3,513)	(4,493)	(4,855)
Other operating income:
Professional education services	184	643	1,053
Business start-up training services	91	76	102
Sale of learning simulation software	1,637	2,332	1,813
Operating income (loss):
Professional education services	20,620	17,797	28,672
Business start-up training services	1,395	17	(3,552)
Sale of learning simulation software	2,608	2,629	2,583
Unallocated corporate expenses	(3,513)	(4,493)	(4,855)

Fiscal Year Ended September 30, 2019 Compared to Fiscal Year Ended September 30, 2018

Net Revenues of Reportable Segments

Professional education services. Net revenue from professional education services increased by 30.3% to $196.0 million in the fiscal year ended September 30, 2019 from $150.5 million in the fiscal year ended September 30, 2018. This strong growth was primarily due to the factors discussed in “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Fiscal Year Ended September 30, 2019 Compared to Fiscal Year Ended September 30, 2018- Net Revenues- Online education services, Books and reference materials, and Others.”

Business start-up training services. Net revenue from business start-up training services decreased by 39.3% to $2.8 million in the fiscal year ended September 30, 2019 from $4.6 million in the fiscal year ended September 30, 2018. This decrease was primarily due to decreased revenue generated from training services in Shanghai, Zhejiang and Tianjin, and decreased revenue from sale of software.

Sale of learning simulation software. Net revenue from the sale of learning simulation software increased by 12.1% to $13.0 million in the fiscal year ended September 30, 2019 from $11.6 million in the fiscal year ended September 30, 2018.

Operating Costs and Expenses of Reportable Segments

Cost of sales

Professional education services. Cost of sales for professional education services increased by 21.3% to $96.0 million in the fiscal year ended September 30, 2019 from $79.2 million in the fiscal year ended September 30, 2018. This increase was primarily due to increased salaries and related expenses, rental and related expenses, cost of books and reference materials, fees paid to our course lecturers, amortization of intangibles, and other miscellaneous expenses associated with Beijing Ruida, which we acquired in July 2018. Beijing Ruida incurred 12-months of expenses in fiscal year 2019, compared to 3-months of expenses in fiscal year 2018. This increase was partially offset by decreased salaries and related expenses, rental and related expenses, fees paid to our course lecturers, and other miscellaneous expenses associated with the “Tax School Program,” which we disposed in December 2018.

Business start-up training services. Cost of sales for business start-up training services decreased by 32.8% to $1.8 million in the fiscal year ended September 30, 2019 from $2.6 million in the fiscal year ended September 30, 2018. This decrease was primarily due to decreased salaries and related expenses, cost of purchases, and other miscellaneous expenses.

Sale of learning simulation software. Cost of sales for the sale of learning simulation software increased by 14.0% to $6.9 million in the fiscal year ended September 30, 2019 from $6.1 million in the fiscal year ended September 30, 2018. This increase was primarily due to increased salaries and related expenses, and cost of purchases.

Selling expenses

Professional education services. Selling expenses for professional education services increased by 41.9% to $56.3 million in the fiscal year ended September 30, 2019 from $39.7 million in the fiscal year ended September 30, 2018. This increase was primarily due to (i) increased marketing and promotional activities, commission to our agents, and rental and related expenses; (ii) increased salaries and related expenses, freight and delivery expenses related to our books and reference materials and promotional materials, rental and related expenses, and other miscellaneous expenses associated with Beijing Ruida, which we acquired in July 2018. Beijing Ruida incurred 12-months of expenses in fiscal year 2019, compared to 3-months of expenses in fiscal year 2018. This increase was partially offset by decreased marketing and promotional activities, commission to agents and other miscellaneous expenses associated with the “Tax School Program,” which we disposed in December 2018.

Business start-up training services. Selling expenses for business start-up training services increased by 8.8% to $1.2 million in the fiscal year ended September 30, 2019 from $1.1 million in the fiscal year ended September 30, 2018. This increase was primarily due to increased commission to agents. This increase was partially offset by decreased salaries and related expenses.

Sale of learning simulation software. Selling expenses for the sale of learning simulation software increased by 0.2% to $3.9 million in the fiscal year ended September 30, 2019 from $3.9 million in the fiscal year ended September 30, 2018. This increase was primarily due to increased commission to agents. This increase was partially offset by decreased salaries and related expenses.

General and administrative expenses

Professional education services. General and administrative expenses for professional education services increased by 15.1% to $16.7 million in the fiscal year ended September 30, 2019 from $14.5 million in the fiscal year ended September 30, 2018. This increase was primarily due to (i) increased salaries and related expenses; and (ii) increased salaries and related expenses, rental and related expenses, provision for doubtful debts associated with book printers, and other miscellaneous expenses associated with Beijing Ruida, which we acquired in July 2018. Beijing Ruida incurred 12-months of expenses in fiscal year 2019, compared to 3-months of expenses in fiscal year 2018.

Business start-up training services. General and administrative expenses for business start-up training services increased by 115.4% to $1.9 million in the fiscal year ended September 30, 2019 from $0.9 million in the fiscal year ended September 30, 2018. This increase was primarily due to the provision for doubtful debts associated with our investee company, Hangzhou Wanting.

Sale of learning simulation software. General and administrative expenses for the sale of learning simulation software increased by 5.5% to $1.4 million in the fiscal year ended September 30, 2019 from $1.3 million in the fiscal year ended September 30, 2018. This increase was primarily due to the provision for doubtful debts relating to the sale of learning simulation software. This increase was partially offset by decreased salaries and related expenses.

Fiscal Year Ended September 30, 2018 Compared to Fiscal Year Ended September 30, 2017

Net Revenues of Reportable Segments

Professional education services. Net revenue from professional education services increased by 31.8% to $150.5 million in the fiscal year ended September 30, 2018 from $114.2 million in the fiscal year ended September 30, 2017. This strong growth was primarily due to the factors discussed in “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Fiscal Year Ended September 30, 2018 Compared to Fiscal Year Ended September 30, 2017- Net Revenues- Online education services, Books and reference materials, and Others.”

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

Operating Costs and Expenses of Reportable Segments

Cost of sales

Professional education services. Cost of sales for professional education services increased by 57.8% to $79.2 million in the fiscal year ended September 30, 2018 from $50.2 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased salaries and related expenses, fees paid to our course lecturers for the expansion of online and offline course offerings, cost of books and reference materials, rental and related expenses associated with our new office space in Beijing and increased offline course offerings, as well as expenses associated with Beijing Ruida, which we acquired in July 2018.

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

Selling expenses

Professional education services. Selling expenses for professional education services increased by 29.3% to $39.7 million in the fiscal year ended September 30, 2018 from $30.7 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased salaries and related expenses, freight and delivery expenses related to our books and reference materials and promotional materials, commission to our agents, and rental and related expenses, as well as expenses associated with Beijing Ruida, which we acquired in July 2018. This increase was partially offset by decreased marketing and promotional activities,

Business start-up training services. Selling expenses for business start-up training services increased by 29.7% to $1.1 million in the fiscal year ended September 30, 2018 from $0.9 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased commission to our agents.

Sale of learning simulation software. Selling expenses for the sale of learning simulation software increased by 16.4% to $3.9 million in the fiscal year ended September 30, 2018 from $3.3 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased commission to our agents.

General and administrative expenses

Professional education services. General and administrative expenses for professional education services increased by 12.9% to $14.5 million in the fiscal year ended September 30, 2018 from $12.9 million in the fiscal year ended September 30, 2017. This increase was primarily due to increased salaries and related expenses, and rental and related expenses, as well as expenses associated with Beijing Ruida, which we acquired in July 2018.

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

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated internally. As of September 30, 2017, 2018 and 2019, we had approximately $100.6 million, $99.6 million and $128.5 million in cash and cash equivalents, restricted cash, and short-term investments, respectively. As of September 30, 2019, our cash and cash equivalents of $68.0 million primarily consisted of cash on hand and bank deposits, and are deposited with banks in China and Hong Kong. We intend to finance our future working capital requirements and capital expenditures through our normal course of business from net cash generated from operating activities, existing cash and cash equivalents. We believe that our working capital is sufficient for our present requirements. We do, however, expect to spend money on the further development of our “Chinaacc” and “med66.com” brands and other brands in the disciplines for which we offer courses, and strategic acquisition and investment opportunities. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — We may need additional capital but may not be able to obtain it on acceptable terms or at all.”

Our PRC subsidiaries and consolidated controlled companies and affiliated entities, in the aggregate, held RMB906.4 million ($126.8 million) in cash and cash equivalents, restricted cash and short-term investments, as of September 30, 2019. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, please see “Risk Factors — Risks Relating to Conducting Business in China — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits”, and “— Restrictions on currency exchange may limit the ability of our PRC subsidiaries, controlled companies and affiliated entities to finance their activities.”

Our PRC subsidiaries and our consolidated controlled companies and affiliated entities generally earn their revenues in Renminbi which is not a freely convertible currency. Although our PRC subsidiaries generally may convert Renminbi into foreign currency to pay dividends, our PRC subsidiaries must follow specific procedural requirements which could result in delay or which could change in the future. In addition, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. Pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. As a result of these PRC restrictions, our PRC subsidiaries and consolidated controlled companies and affiliated entities are restricted in their ability to transfer a portion of their net assets to CDEL Cayman (either in the form of dividends, loans or advances), which restricted portion as calculated under US GAAP amounted to approximately RMB227.5 million ($33.1 million) and RMB220.7 million ($30.9 million), respectively, as of September 30, 2018 and September 30, 2019.

We are a holding company incorporated under the laws of the Cayman Islands. We derive a substantial majority of our income from the business operation of our PRC subsidiaries and consolidated controlled companies and affiliated entities in China. Since January 1, 2008, dividends derived by foreign enterprises from business operations in China are subject to a withholding tax rate of 10% unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.6 million, $0.2 million and $0.5 million have been made in the fiscal years ended September 30, 2017, 2018 and 2019, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. The economic benefits of our PRC consolidated affiliated entity, Beijing Champion, are mainly transferred to our PRC subsidiaries Champion Education Technology and Champion Technology through payment of service fees and licensing fees under the Software License Agreement, Courseware Production Entrustment Agreement, Technical Support and Consultancy Services Agreement and Courseware License Agreement entered into between Beijing Champion, Champion Education Technology and Champion Technology. Such service fees and licensing fees are subject to VAT and related surcharges. Upon receipt of such fees, they will become a portion of revenues for Champion Education Technology and Champion Technology and can be remitted to the Cayman Islands holding company in the form of dividend distribution. Our other PRC consolidated affiliated entity, Champion Healthcare Education has not started conducting any business to date. As a result, no economic benefits of Champion Healthcare Education are available for transfer to our PRC subsidiary, Zhongxi Healthcare Education.

The following table summarizes our cash flows in the fiscal years ended September 30, 2017, 2018 and 2019:

	For the Year Ended September 30,
	2017	2018	2019
	$	$	$
	(In thousands)
Net cash generated from operating activities	37,731	50,094	81,795
Net cash (used in) investing activities	(45,468)	(55,497)	(25,058)
Net cash (used in) generated from financing activities	33,295	(3,302)	(24,219)
Exchange rate effect on cash and cash equivalents and restricted cash	599	(4,114)	(8,745)
Net (decrease) increase in cash and cash equivalents and restricted cash	26,157	(12,819)	23,773
Cash and cash equivalents and restricted cash at beginning of the year*	69,224	95,381	82,562
Cash and cash equivalents and restricted cash at end of the year*	95,381	82,562	106,335

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

Operating activities

Net cash of $81.8 million generated from operating activities in the fiscal year ended September 30, 2019 was primarily attributable to (i) net income before non-cash items including share-based compensation expenses, depreciation and amortization, provision of inventories, impairment of goodwill, impairment loss from long-term investments, loss from equity method investments, change in fair value of our investment in Beijing Ruida, and gain from deconsolidation of a subsidiary, (ii) decrease in deferred tax assets of $1.2 million, (iii) increase in deferred revenue of $68.4 million, and (iv) increase in income tax payable of $1.1 million. The increase in operating cash flow was partially offset by (i) increase in prepayments and other current assets of $7.6 million, (ii) increase in inventories of $2.7 million, (iii) increase in other non-current assets of $1.3 million, and (iv) decrease in refundable fees of $10.8 million.

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

Investing activities

Net cash of $25.1 million used in investing activities in the fiscal year ended September 30, 2019 was primarily attributable to (i) deconsolidation of a subsidiary, Champion Tax Advisory, net of cash of $2.8 million, (ii) net increase in short-term investments of $5.9 million, (iii) capital expenditures of $13.0 million, including our new office space in Beijing and new office building in Xiamen, and (iv) the payment of contingent consideration for the acquisition of 11% equity interest and purchase consideration for further acquisition of 9% equity interest in Beijing Ruida for a total of $6.6 million. The net cash used in investing activities was partially offset by the proceeds from disposal of an investment into Beijing Yousian, of $3.6 million.

Net cash of $55.5 million used in investing activities in the fiscal year ended September 30, 2018 was primarily attributable to (i) acquisition of Jiangsu Asset and Beijing Ruida for $15.5 million (net of cash acquired), (ii) strategic investments of $21.8 million in total in Beijing Taixing #1 Investment Management Centre (LP), Niuke Technology, Chongqing Moses Robots, Hangzhou Wanting, Beijing teacheredu, Beijing Yousian, and other complementary businesses, and (iii) capital expenditures of $24.6 million.

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

Financing activities

Net cash of $24.2 million used in financing activities in the fiscal year ended September 30, 2019 was primarily attributable to (i) repayment of offshore loans of $19.0 million, and (ii) repayment of onshore loan of $5.1 million.

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

Capital Expenditures

We incurred capital expenditures of $2.8 million, $24.6 million and $13.0 million in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. The amount of capital expenditures in the fiscal years ended September 30, 2017, 2018 and 2019 related primarily to our expenditures on property, plant and equipment, and software. From time to time, we may evaluate and make investments, acquisitions or divestments.

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

Inflation

According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 1.6% and 2.1% in the years 2017 and 2018, respectively. Inflation has had some impact on our operations in recent years, particularly in the form of higher salaries for our lecturers, and employees, and higher rental expenses. For more details, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Description of Key Line Items — Cost of Sales, Selling Expenses, and General and Administrative Expenses.” We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our fees to mitigate the impact of inflation on our results of operations.

C. Research and Development, Patents and Licenses, Etc.

Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2019 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2019:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(In thousands of $)
Operating lease obligations (1)	46,870	9,225	8,944	7,506	21,195	—
Others (2)	152	—	—	—	—	152
Short term borrowings (3)	38,502	38,502	—	—	—	—
Total	85,524	47,727	8,944	7,506	21,195	152

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
(3)

CDEL Cayman drew down a one-year term loan of RMB103.6 million, which was subsequently replaced by a loan of $14.9 million, from a bank. The loan is effective from June 2015 to June 2016 for a period of 12 months. The loan was renewed in June 2016, June 2017, June 2018 and June 2019, respectively. CDEL Cayman drew down another one-year term loan of $15.0 million from the same bank. The loan is effective from December 2016 to December 2017 for a period of 12 months. The loan of $15.0 million was replaced by a one-year term loan from another bank in December 2017. CDEL Cayman drew down additional one-year term loans of $5.1 million and $15.2 million from another bank in December 2017 and January 2018, respectively. The loans in total of $35.3 million were renewed in October 2018. Part of the loans of $5.0 million was repaid in November 2018. The balance of the loans in total of $30.3 million were renewed in May 2019, and the repayment terms were amended in June 2019. Part of the loans of $8.0 million and $6.0 million was repaid in June 2019 and September 2019, respectively. Zhengbao Yucai, our controlled company, drew down a three-year term loan of RMB132.6 million ($19.3 million) from a bank, which is effective from July 21, 2017 to July 20, 2020 for a term of three years. Part of the loan of RMB47.0 million ($6.8 million) and RMB35.0 million ($5.0 million) was repaid in the fiscal years ended September 30, 2018 and 2019, respectively. See “-Indebtedness” for the repayment schedules of the above loans.

Indebtedness

On June 22, 2015, CDEL Cayman entered into a loan agreement with a bank for a RMB300 million ($45.1 million) three-year revolving term loan facility, of which the terms have been renewed annually. The terms of the loans as of the date of this annual report are as follows:

(1)

RMB103.6 million ($15.6 million) of the facility was drawn down on June 2015. The facility was secured by a term deposit of RMB103.6 million ($15.6 million) provided by Champion Technology. The loan was replaced by a loan of $14.9 million from the same bank in December 2016. An additional term deposit of RMB11.6 million ($1.7 million) was provided by Champion Technology as security for such new loan. An additional term deposit of RMB3.6 million ($0.5 million) with maturity date in June 2019 was made by Champion Technology as security for such loan. The loan was renewed in June 2019 with a 3.433% annual interest rate, subject to monthly adjustment, and, was and will be repaid in two instalments — $3.0 million in November 2019 and $12.1 million in March 2020.

On November 17, 2017, CDEL Cayman entered into a loan agreement with a bank for a $40.0 million one-year term loan facility, which was subsequently replaced by two loan agreements for $48.3 million loan facility in total in October 2018, and further replaced by a $30.3 million loan facility in total in May 2019, and the repayment terms were amended in June 2019. The terms of the loans as of the date of this annual report are as follows:

(1)

$20.1 million of the facility was drawn down in December 2017 with a 2.82% annual interest rate, subject to adjustment each quarter, for a term of 12 months. The facility was secured by a term deposit of RMB134.7 million ($20.2 million) provided by Champion Technology. Part of the loan of $5.0 million was repaid in November 2018 and the remaining $15.1 million of the loan was renewed and extended to May 2019 with a 3.49% annual interest rate, subject to adjustment each quarter. The loan of $15.1 million was renewed in May 2019, and the repayment terms were amended in June 2019, with a 3.615% annual interest rate, subject to adjustment each quarter. Part of the loan of $8.0 million and $6.0 million was repaid in June 2019 and September 2019, respectively. The balance of the loan of $1.1 million was repaid in December 2019.

(2)

$15.2 million of the facility was drawn down in January 2018 with a 2.91% annual interest rate, subject to adjustment each quarter, for a term of 12 months. The facility was secured by a term deposit of RMB101.8 million ($15.3 million) provided by Champion Technology. The loan was renewed and extended to June 2019 with a 3.99% annual interest rate, subject to adjustment each quarter. The loan was renewed in May 2019, and the repayment terms were amended in June 2019, with a 3.59% annual interest rate, subject to adjustment each quarter, and was repaid in two instalments – $6.9 million in December 2019 and $8.3 million in January 2020.

On July 19, 2017, Zhengbao Yucai, our controlled company, entered into a loan agreement with a bank for an RMB132.6 million ($19.3 million) three-year term loan facility. The terms of the loan as of the date of this annual report are as follows:

(1)

RMB132.6 million ($19.3 million) was drawn down in July 2017 with an 11% annual interest rate for a term of 3 years. The facility was secured by its 80% equity interest in Xiamen NetinNet. Part of the loan of RMB47.0 million ($6.8 million) and RMB35.0 million ($5.0 million) was repaid in the fiscal years ended September 30, 2018 and 2019, respectively. The balance of the loan of RMB50.6 million ($7.1 million) will be repaid in three instalments in January, April and July 2020, respectively.

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

Name	Age	Position
Zhengdong Zhu	52	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	53	Deputy Chairman of the Board of Directors
Feijia Ji	47	Senior Executive Vice President, Director
Xiaoshu Chen	57	Independent Director
Annabelle Yu Long	47	Independent Director
Liankui Hu	70	Independent Director
Carol Yu	58	Independent Director
Mark Marostica	59	Co-Chief Financial Officer
Philip Chan	49	Co-Chief Financial Officer

Zhengdong Zhu is co-founder, chairman of the board and chief executive officer of our company and is responsible for the overall management operations and strategic direction of our company. Prior to co-founding our company in 1998, Mr. Zhu worked at the Beijing Huake Hi-Tech Co., Ltd., a communications products and computer facilities company from 1995 to 1998. From 1989 to 1995, Mr. Zhu worked as an engineer in the area of electronic communications technology at the research department of North China Institute of Electro-Optics Technology. Mr. Zhu graduated from the Radio Engineering Department of the Southeast University in China with a bachelor’s degree in radio engineering in 1989. Mr. Zhu received his EMBA degree from Tsinghua University in 2011. Mr. Zhu and Ms. Baohong Yin, our director and deputy chairman, are husband and wife.

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

Annabelle Yu Long is an independent director of our company. Ms. Long currently serves as a member of Bertelsmann Group Management Committee, the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Formerly, Ms. Long was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. From 1996 to 2003, Ms. Long was a Producer and Lead Anchor for the Sichuan Broadcasting Group. From 1994 to 1996 she was a Producer and host for Chengdu People’s Radio Broadcasting. Ms. Long is an active member of the World Economic Forum’s Young Global Leaders Advisory Council and is also a member of its Global Agenda Council on the Future of Media, Entertainment & Information. In addition, she is a member of the Stanford Graduate School of Business Advisory Council. Ms. Long serves on the board of directors of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade), Bitauto Holdings Limited (NYSE: BITA). Ms. Long received a bachelor’s degree in electrical engineering from University of Electronic Science and Technology in China and an MBA from Stanford Graduate School of Business.

Liankui Hu is an independent director of our company. He had served as chairman on the boards of directors of the following technology companies from 1998 to his retirement: Beijing Teamsun Technology Co., Ltd., and Beijing Huasun Mingtian Technology Co. Ltd. From 1987 to 1998, Mr. Hu had worked for the Sixth Electronics Institute of the Ministry of Information Industry as deputy president, for Beijing Shenyan System Co., Ltd. as general manager, and for Beijing Huasun Computer Co., Ltd. as general manager. He was a lecturer in School of Economics and Management, Tsinghua University in China from 1985 to 1987. Mr. Hu received his bachelor’s degree in engineering from Radio Engineering Department of Tsinghua University in 1982, and his master’s degree from School of Economics and Management of Tsinghua University in 1985.

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

Mark Marostica is our Co-Chief Financial Officer. Mr. Marostica joined our company as vice president of corporate development and strategy in January 2015. He has over 16 years of experience in the capital markets, with a focus on Asian education and Internet companies. Before joining our company, he was a managing director and senior research analyst at Piper Jaffray & Company from 1998 to 2014, and served as managing director and head of Asia equity research from 2009 to 2012. Prior to that he was a consulting manager at Deloitte & Touche from 1994 to 1998. Earlier in his career Mr. Marostica served as an information technology manager at Fortis, and as an analyst at Electronic Data Systems. Mr. Marostica holds a master degree in Business Administration from University of St. Thomas in Saint Paul, and an Honours Bachelor of Commerce degree from Lakehead University in Canada.

Philip Chan is our Co-Chief Financial Officer. Mr. Chan has been our company’s financial controller since 2005 and has had overall responsibility for financial and accounting matters. He has over 20 years of accounting and auditing experience and is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants, and fellow member of the Association of International Accountants. He received a Master degree in Applied Finance from the University of Western Sydney in 2002.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2019, we and our subsidiaries paid aggregate cash compensation of approximately $1.3 million to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Options, Nonvested Shares and Share Incentive Plans

We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009, May 21, 2012, and November 28, 2017, respectively, our 2008 Performance Incentive Plan, or the New Plan. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is 31,579,719 ordinary shares as of September 30, 2019, plus an automatic annual increase on October 1 of each calendar year commencing from October 1, 2012, by an amount equal to the lesser of (i) 2% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 2,850,000 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors.

Under the Prior Plan, which expired in April 2018, we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers. Pursuant to the New Plan, we had granted options for the purchase of a total of 5,962,500 ordinary shares and issued 2,848,283 nonvested shares to directors, officers and selected employees as of September 30, 2019. As of December 31, 2019, there were outstanding options to purchase 1,016,100 ordinary shares, out of which almost all of them have vested under their current terms. We expect to recognize share-based compensation expenses for the remaining vesting period of the outstanding options and nonvested shares, which may continue to impact our future results of operations. During the fiscal years of September 30, 2017, 2018 and 2019, we recognized share-based compensation expenses of $2.1 million, $2.3 million and $2.0 million, respectively.

We provide three-year interest free, full recourse loans to employees and lecturers to exercise their options. As of September 30, 2019, 8,734,668 options had been exercised using this facility, amounting to a total loan amount of $8.1 million. The outstanding balance of the loan was $4.7 million as of September 30, 2019.

On August 23, 2017, we reduced the exercise price of all outstanding share options granted on November 18, 2014 under the New Plan to $1.8075 per share based on the closing price of our ADSs on NYSE on August 23, 2017.

On November 28, 2017, we declared a cash dividend of $0.1125 per ordinary share on our outstanding shares to shareholders of record as of the close of trading on January 12, 2018, and reduced the exercise price of all our outstanding options under our New Plan by the same amount per share accordingly.

On January 17, 2018, we issued 343,600 nonvested ordinary shares to executive directors, officers and employees under the New Plan. The vesting term of the nonvested ordinary shares is a two-year period, with four substantially equal semi-annual installments.

On December 28, 2018, we issued 353,200 nonvested ordinary shares to our executive directors, officers and employees under the New Plan. The vesting term of the nonvested ordinary shares is a two-year period, with four substantially equal semi-annual installments.

On December 20, 2019, we issued 541,132 nonvested ordinary shares to our executive directors, officers and employees under the New Plan. The vesting term of the nonvested ordinary shares is one year, with two equal semi-annual installments.

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

Our board of directors may amend, alter, suspend, or terminate our share incentive plans at any time, provided, however, that our board of directors must first seek the approval of the participants of our share incentive plans if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. Without further action by our board of directors, the New Plan will terminate in 2028.

The table below sets forth the options and nonvested shares issued to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share	Date of Grant or Issue	Vesting Start Date	Date of Expiration

Carol Yu

	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	35,000 ordinary shares	not applicable	December 3, 2019	restriction removed on the first anniversary of the issue date	not applicable

Baohong Yin

	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	35,000 ordinary shares	not applicable	December 3, 2019	restriction removed on the first anniversary of the issue date	not applicable

Xiaoshu Chen

	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	35,000 ordinary shares	not applicable	December 3, 2019	restriction removed on the first anniversary of the issue date	not applicable

Annabelle Yu Long

	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	35,000 ordinary shares	not applicable	December 3, 2019	restriction removed on the first anniversary of the issue date	not applicable

Liankui Hu

	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2016	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	35,000 ordinary shares	not applicable	December 3, 2019	restriction removed on the first anniversary of the issue date	not applicable

Feijia Ji	nonvested ordinary shares	14,000 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	20,760 ordinary shares	not applicable	December 28, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	22,540 ordinary shares	not applicable	December 20, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

Mark Marostica	nonvested ordinary shares	33,680 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	36,480 ordinary shares	not applicable	December 28, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	291,968 ordinary shares	not applicable	January 12, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

	nonvested ordinary shares	42,120 ordinary shares	not applicable	December 20, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

	nonvested ordinary shares	220,504 ordinary shares	not applicable	January 12, 2020	The vesting period is one year, with two equal semi-annual installments	not applicable

Philip Chan	nonvested ordinary shares	33,680 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	35,280 ordinary shares	not applicable	December 28, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	160,000 ordinary shares	not applicable	January 1, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

	nonvested ordinary shares	41,856 ordinary shares	not applicable	December 20, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

	nonvested ordinary shares	173,052 ordinary shares	not applicable	January 1, 2020	The vesting period is one year, with two equal semi-annual installments	not applicable

Zhengdong Zhu	nonvested ordinary shares	38,160 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

nonvested ordinary shares	58,360 ordinary shares	not applicable	December 28, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

nonvested ordinary shares	109,904 ordinary shares	not applicable	December 20, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

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

Terms of Directors

We currently have a board of seven directors divided into class A, class B and class C directors. Mr. Feijia Ji is the class A director. The class B directors are Ms. Baohong Yin, Ms. Annabelle Yu Long and Mr. Xiaoshu Chen. The class C directors are Mr. Zhengdong Zhu, Ms. Carol Yu and Mr. Liankui Hu. One third of the directors (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) will retire from office and stand for election every year at our annual general meeting of shareholders on a rotating basis. At our 2019 annual general meeting, Ms. Annabelle Yu Long and Mr. Xiaoshu Chen were re-elected as class B directors. Our chief executive officer, which currently is Mr. Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year. There are no director service contracts with us or any of our subsidiaries, controlled companies and affiliated entities providing for benefits upon termination of employment.

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

D. Employees

We had 2,061, 2,443 and 2,160 full-time employees as of September 30, 2017, 2018 and 2019, respectively. In addition to the above full-time employees, we had 73 part-time employees as of September 30, 2019, of whom 23 are tutors.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries, controlled companies and affiliated entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $8.6 million, $12.3 million and $12.8 million for the fiscal years ended September 30, 2017, 2018 and 2019, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $2,700, $9,100 and $13,600 for the fiscal years ended September 30, 2017, 2018 and 2019, respectively.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of January 17, 2020, the latest practicable date by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Zhengdong Zhu (3)	53,024,041	39.18%
Baohong Yin (4)	53,024,041	39.18%
Xiaoshu Chen (5)	2,129,800	1.57%
Mark Marostica	*	*
Philip Chan	*	*
Feijia Ji	*	*
Annabelle Yu Long	*	*
Liankui Hu	*	*
Carol Yu	*	*
Directors and Executive Officers Combined	57,835,844	42.74%
Principal Shareholders:
Champion Shine Trading Limited (6)	52,752,617	38.98%
YM Investment Limited, The Li Family (PTC) Limited and Ms. Lam Lai Ming (7)	25,814,468	19.08%

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after January 17, 2020.
(2)

Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after January 17, 2020. The total number of ordinary shares outstanding as of January 17, 2020 is 135,320,433.

(3)

Includes (i) 44,800,245 ordinary shares and 1,988,093 ADSs representing 7,952,372 ordinary shares held by Champion Shine Trading Limited, (ii) 65,000 ordinary shares, held by Baohong Yin and (iii) 206,424 ordinary shares held by Zhengdong Zhu. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.

(4)

Includes (i) 44,800,245 ordinary shares and 1,988,093 ADSs representing 7,952,372 ordinary shares held by Champion Shine Trading Limited, (ii) 65,000 ordinary shares, held by Baohong Yin; and (iii) 206,424 ordinary shares held by Zhengdong Zhu. Zhengdong Zhu is the sole shareholder of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares held by Zhengdong Zhu. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

(5)

Includes (i) 1,000,000 ordinary shares and 224,950 ADSs representing 899,800 ordinary shares held by Jetlong Investments Limited, and (ii) 230,000 ordinary shares held by Xiaoshu Chen. Jetlong Investments Limited is a British Virgin Islands company whose sole shareholder and sole director is Xiaoshu Chen. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.

(6)

Includes 44,800,245 ordinary shares and 1,988,093 ADSs representing 7,952,372 ordinary shares held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Zhengdong Zhu. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(7)

The number of ordinary shares beneficially owned is as of February 11, 2019 as reported in a Schedule 13D filed by YM Investment Limited, The Li Family (PTC) Limited and Ms. Lam Lai Ming on February 12, 2019. The business address of YM Investment Limited reported on the Schedule 13D is Suite 2901, 29th Floor, The Center, 99 Queen’s Road, Central, Hong Kong. The business address of The Li Family (PTC) Limited reported on the Schedule 13D is 80 Main Street, P.O. Box 3200, Road Town, Tortola, VG 1110, British Virgin Islands. The residential address of Ms. Lam Lai Ming reported on the Schedule 13D is Flat A on 43 Floor of South Tower 8, Resident Bel-Air, Island South, 38 Bel-Air Avenue, Hong Kong.

As of September 30, 2019, of the 134,210,745 issued and outstanding ordinary shares, approximately 65.99% of those ordinary shares are held in the U.S., all under one registered holder of record.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders.

For information on options and nonvested shares granted to our existing shareholders, directors and officers, see “Item 6.B. Director, Senior Management and Employees — Compensation — Share Options, Nonvested Shares and Share Incentive Plans.”

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

In the period from January 1, 2017 until January 17, 2020, Champion Shine Trading Limited sold an aggregate of 1,325,788 ordinary shares as represented by 331,447 ADSs in the open market and acquired an aggregate of 2,867,848 ordinary shares as represented by 716,962 ADS in the open market.

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

A. Offer and listing details.

Our ADSs are listed for trading on the NYSE under the symbol “DL”.

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

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiaries are required to apply to banks authorized by SAFE for foreign exchange registration. With such a registration, a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended September 30, 2019. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is calculated by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in any future taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and short-term investments, and also relates to our interest expenses incurred by bank borrowings, as of the date of this annual report. We have not used derivative financial instruments in our portfolio. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations and our future interest expenses may be out of expectation due to changes in market interest rates.

Foreign Currency Risk

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect our financial results in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. The value of Renminbi against the U.S. dollar appreciated approximately 5.8% in 2017, depreciated approximately 5.0% in 2018, and depreciated approximately 1.6% in 2019. It is difficult to predict how market forces or PRC or U.S. government policy, in particular, the outbreak of trade war between PRC and U.S. and the imposition of additional tariffs on goods to each other in recent years, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $2.3 million as of September 30, 2019 into Renminbi at the exchange rate of $1.00 for RMB7.1477 as of September 30, 2019, this cash balance would have been RMB16.2 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB16.1 million as of September 30, 2019.

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

Fees and Other Direct and Indirect Payments Made by the Depositary

Since the commencement of our most recent fiscal year, we have received direct and indirect payments in the amounts of $0.7 million for expenses incurred by us relating to the ADR program, including professional fees, investor relations fees and annual listing fee related to the ADR program.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and co-chief financial officers, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and co-chief financial officers have concluded that, as of September 30, 2019, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our co-chief financial officers, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of September 30, 2019.

Our independent registered public accounting firm has audited our internal control over financial reporting as of September 30, 2019 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of China Distance Education Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of China Distance Education Holdings Limited (the “Company”), its subsidiaries, variable interest entities and the subsidiaries of their variable interest entities (collectively, the “Group”) as of September 30, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and the financial statement schedule (collectively referred to as the “financial statements”) as of and for the year ended September 30, 2019 of the Company and our report dated January 23, 2020 expressed an unqualified opinion on those financial statements.

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

January 23, 2020

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, in the fiscal year ended September 30, 2018 and 2019, respectively.

	Fiscal Year ended September 30,
	2018		2019
	RMB	US$	RMB	US$
Audit fees (1)	4,785,625	747,500	5,574,400	832,000
Audit-related fees (2)	2,576,875	402,500	3,001,600	448,000
Tax and accounting consulting fees (3)	280,000	43,735	320,000	47,761

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On June 25, 2018, Mr. Zhengdong Zhu, Chairman and CEO of CDEL, had informed the Company of his intention to use his personal funds to purchase the Company’s shares for an amount up to a maximum of $25 million worth of our issued and outstanding ADSs from time to time within one year. As of such purchase was completed by June 24, 2019, Mr. Zhu purchased 716,962 ADSs on the open market and 2,279,760 ordinary shares from a third party, for a total consideration of $11.1 million. The purchases was made at prevailing market prices, in negotiated transactions off the market and/or in block trades, pursuant to Rule 10b-18 of the Exchange Act and a 10b5-1 plan of Mr. Zhengdong Zhu (the 10b5-1 plan allows Mr. Zhengdong Zhu and Champion Shine Trading Limited to purchase our ADSs during periods in which they may be in possession of material non-public information) or otherwise. The purchases were made subject to restrictions relating to volume, price and timing. The timing and extent of the purchases depended upon market conditions, the trading price of our ADSs and other factors.

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

Date: January 23, 2020

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of

China Distance Education Holdings Limited

Beijing, the People’s Republic of China

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Distance Education Holdings Limited (the “Company”), its subsidiaries, variable interest entities and the subsidiaries of their variable interest entities (collectively, the “Group”) as of September 30, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended September 30, 2019, and the related notes and the schedule listed in the Index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of September 30, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 23, 2020 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue from contracts with customers in the year ended September 30, 2019 due to the modified retrospective adoption of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.

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

January 23, 2020

We have served as the Company’s auditor since 2009.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2018	2019
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	30,826	67,977
Restricted cash	51,736	38,358
Short-term investments	17,073	22,118
Accounts receivable, net of allowance for doubtful accounts of US$1,342 and US$1,282 as of September 30, 2018 and 2019, respectively	7,280	7,330
Inventories	2,782	4,232
Prepayment and other current assets	17,054	26,732
Amounts due from related parties	—	515
Deferred costs	1,125	1,427

Total current assets	127,876	168,689

Non-current assets
Property, plant and equipment, net	27,972	37,935
Goodwill, net	79,516	74,829
Other intangible assets, net	39,500	30,113
Deposit for purchases of non-current assets	8,126	4,448
Long-term investments	33,837	25,379
Deferred tax assets	5,711	3,865
Other non-current assets	6,387	10,092

Total non-current assets	201,049	186,661

Total assets	328,925	355,350

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	50,975	38,502
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to China Distance Education Holdings Limited of US$34,993 and US$35,491 as of September 30, 2018 and 2019, respectively)	42,141	38,267
Amount due to a related party	—	600
Income tax payable (including income tax payable of the consolidated VIEs without recourse to China Distance Education Holdings Limited of US$4,847 and US$8,188 as of September 30, 2018 and 2019, respectively)	9,293	10,899
Deferred revenue – current portion (including deferred revenue of the consolidated VIEs without recourse to China Distance Education Holdings Limited of US$77,299 and US$93,364 as of September 30, 2018 and 2019, respectively)	78,194	94,202
Refundable fees – current portion (including refundable fees of the consolidated VIEs without recourse to China Distance Education Holdings Limited of US$13,837 and US$435 as of September 30, 2018 and 2019, respectively)	13,837	435

Total current liabilities	194,440	182,905

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2018	2019
	US$	US$
Non-current liabilities
Deferred revenue – non-current portion (including deferred revenue of the consolidated VIEs without recourse to China Distance Education Holdings
Limited of nil and US$33,564 as of September 30, 2018 and 2019, respectively)	—	33,564
Refundable fees – non-current portion (including refundable fees of the consolidated VIEs without recourse to China Distance Education Holdings Limited of nil and US$2,440 as of September 30, 2018 and 2019, respectively)	—	2,440
Deferred tax liabilities	12,693	12,695
Long-term bank borrowing	12,027	—

Total non-current liabilities	24,720	48,699

Total liabilities	219,160	231,604

Commitments and contingencies (Note 21)
Equity
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 133,275,521 and 134,210,745 shares issued and outstanding as of September 30, 2018 and 2019, respectively)	13	13
Additional paid-in capital	21,557	24,507
Accumulated other comprehensive loss	(7,013)	(12,357)
Retained earnings	29,717	60,668

Total China Distance Education Holdings Limited shareholder’s equity	44,274	72,831
Noncontrolling interests	65,491	50,915

Total equity	109,765	123,746

Total liabilities and equity	328,925	355,350

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data, or otherwise noted)

	Years ended September 30,
	2017	2018	2019
	US$	US$	US$
Sales, net of business tax, value-added tax and related surcharges
Online education services	95,503	117,026	145,917
Books and reference materials	8,980	10,213	27,372
Others	26,505	39,429	38,533

Total net revenues	130,988	166,668	211,822

Cost of sales
Cost of services and others	(50,540)	(78,936)	(85,252)
Cost of tangible goods sold	(6,872)	(8,947)	(19,489)

Total cost of sales	(57,412)	(87,883)	(104,741)

Gross profit	73,576	78,785	107,081
Operating expenses
Selling expenses	(34,910)	(44,717)	(61,460)
General and administrative expenses	(19,468)	(21,253)	(24,919)
Impairment of goodwill	—	—	(1,517)

Total operating expenses	(54,378)	(65,970)	(87,896)
Change in fair value in connection with business combination	—	84	695
Other operating income	1,912	3,051	2,968

Operating income	21,110	15,950	22,848
Interest income	1,531	2,522	2,207
Interest expense	(1,049)	(3,331)	(2,819)
Gain from deconsolidation of a subsidiary	—	—	6,869
Impairment loss from long-term investments	(679)	(2,835)	(6,920)
Other income	—	—	318
Exchange gain	128	2,476	3,296

Income before income taxes and loss from equity method investments	21,041	14,782	25,799
Income tax expense	(4,620)	(2,307)	(8,121)
Loss from equity method investments	(153)	(172)	(1,484)

Net income	16,268	12,303	16,194
Less: Net income (loss) attributable to noncontrolling interests	1,333	677	(5,060)
Net income attributable to China Distance Education Holdings Limited	14,935	11,626	21,254

Net income per share:
Net income attributable to ordinary shareholders
Basic	0.11	0.09	0.16
Diluted	0.11	0.09	0.16

Weighted average shares used in calculating net income per share
Basic	131,432,211	132,363,620	133,060,900
Diluted	133,203,255	133,117,155	134,138,117

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years ended September 30,
	2017	2018	2019
	US$	US$	US$
Net income	16,268	12,303	16,194
Other comprehensive loss, net of tax
Foreign currency translation adjustments	264	(8,118)	(8,854)
Unrealized gain on available-for-sale investments, net of tax effect of US$26, US$420 and US$219 for years ended September 30, 2017, 2018 and 2019, respectively	173	2,599	1,375

Comprehensive income	16,705	6,784	8,715
Less: comprehensive income (loss) attributable to noncontrolling interests	1,719	(1,196)	(7,195)

Comprehensive income attributable to China Distance Education Holdings Limited	14,986	7,980	15,910

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total China Distance Education Holding Limited shareholders’ equity	Noncontrolling interests	Total equity
		US$	US$	US$	US$	US$	US$	US$
Balance as of September 30, 2016	131,729,773	13	15,697	(3,418)	32,944	45,236	11,236	56,472
Net income for the year	—	—	—	—	14,935	14,935	1,333	16,268
Foreign currency translation adjustments	—	—	—	(122)	—	(122)	386	264
Stock-based compensation expense (Note 25)	125,000	—	2,111	—	—	2,111	—	2,111
Dividends (Note 26)	—	—		—	(14,839)	(14,839)	—	(14,839)
Capital contribution from noncontrolling interests	—	—	1,090	—	—	1,090	11,074	12,164
Unrealized gain on available-for-sale investments, net of tax effect of US$26	—	—	—	173	—	173	—	173
Repayment of loan to optionees in connection with exercise of options	—	—	199	—	—	199	—	199

Balance as of September 30, 2017	131,854,773	13	19,097	(3,367)	33,040	48,783	24,029	72,812
Net income for the year	—	—	—	—	11,626	11,626	677	12,303
Foreign currency translation adjustments	—	—	—	(6,245)	—	(6,245)	(1,873)	(8,118)
Options exercised	952,148	—	1,489	—	—	1,489	—	1,489
Stock-based compensation expense (Note 25)	468,600	—	2,306	—	—	2,306	—	2,306
Dividends (Note 26)	—	—	—	—	(14,949)	(14,949)	—	(14,949)
Capital contribution from noncontrolling interests			29			29	60	89
Noncontrolling interest arising from acquisitions	—	—	—	—	—	—	42,598	42,598
Unrealized gain on available-for-sale investments, net of tax effect of US$420	—	—	—	2,599	—	2,599	—	2,599
Loan to optionees in connection with exercise of options	—	—	(1,557)	—	—	(1,557)	—	(1,557)
Repayment of loan to optionees in connection with exercise of options	—	—	193	—	—	193	—	193

Balance as of September 30, 2018	133,275,521	13	21,557	(7,013)	29,717	44,274	65,491	109,765
Net income (loss) for the year	—	—	—	—	21,254	21,254	(5,060)	16,194
Foreign currency translation adjustments	—	—	—	(6,719)	—	(6,719)	(2,135)	(8,854)
Stock-based compensation expense (Note 25)	935,224	—	2,005	—	—	2,005	—	2,005
Dividends paid by a subsidiary to its noncontrolling interests shareholders	—	—	—	—	—	—	(291)	(291)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	29	29
Unrealized gain on available-for-sale investments, net of tax effect of US$219	—	—	—	1,375	—	1,375	—	1,375
Repayment of loan to optionees in connection with exercise of options	—	—	135	—	—	135	—	135
Purchase of noncontrolling interests of a consolidated subsidiary	—	—	810	—	—	810	(7,119)	(6,309)
Modified retrospective adjustment of upon adoption of Topic 606 (Note 2)	—	—	—	—	9,697	9,697	—	9,697

Balance as of September 30, 2019	134,210,745	13	24,507	(12,357)	60,668	72,831	50,915	123,746

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended September 30,
	2017	2018	2019
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	16,268	12,303	16,194
Adjustments to reconcile net income to net cash generated from operating activities:
Stock-based compensation	2,111	2,306	2,005
Depreciation of property, plant and equipment	2,792	3,069	3,958
Amortization of other intangible assets	1,998	3,230	8,765
Provision of inventories	261	15	1,090
Change in allowance for doubtful accounts	516	199	(8)
Impairment loss on goodwill	—	—	1,517
Losses on disposition of property, plant and equipment	93	21	344
Loss from equity method investments	153	172	1,484
Impairment loss from long-term investments	679	2,835	6,920
Gain from disposal of an investment	—	—	(318)
Change in fair value in connection with business combination	—	(84)	(695)
Gain from deconsolidation of a subsidiary	—	—	(6,869)
Changes in operating assets and liabilities:
Accounts receivable	(581)	(1,921)	(631)
Inventories	(154)	(1,769)	(2,712)
Prepayments and other current assets	(4,429)	(2,710)	(7,568)
Amounts due from related parties	196	7	(535)
Deferred costs	400	(458)	(359)
Deferred tax assets	25	(3,050)	1,154
Other non-current assets	(1,319)	(1,328)	(1,306)
Accrued expenses and other liabilities	4,822	357	(179)
Income tax payable	679	582	1,112
Deferred revenue	13,765	23,243	68,368
Refundable fees	205	13,444	(10,836)
Deferred tax liabilities	(749)	(369)	277
Amount due to a related party	—	—	623

Net cash provided by operating activities	37,731	50,094	81,795

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of businesses, net of cash acquired of nil, US$565 and nil as of September 30, 2017, 2018 and 2019	—	(15,488)	—
Disposal of a consolidated subsidiary, net of cash disposed of nil, nil US$4,787 as of September 30, 2017, 2018 and 2019	—	—	(2,769)
Maturity of short-term investments	70,532	28,211	14,714
Purchase of short-term investments	(74,420)	(21,905)	(20,660)
Acquisition of property, plant and equipment	(2,054)	(15,462)	(9,601)
Purchase of additional equity interests of a consolidated subsidiary	—	—	(5,571)
Settlement of contingent consideration related to previously acquired equity interests of a consolidated subsidiary	—	—	(1,048)
Proceeds from disposition of property, plant and equipment	—	49	—
Proceeds from disposal of an equity securities without readily determinable fair value	—	—	3,589
Acquisition of other intangible assets	(271)	(736)	(663)
Payment of deposit for the acquisition of non-current assets	(457)	(8,359)	(2,744)
Payment for deposit for the purchase of investments	(1,688)	—	(218)
Purchase of equity method investments	—	(2,600)	(87)
Purchase of equity securities without readily determinable fair value	(33,710)	(18,136)	—
Purchase of available-for-sale investments	(3,400)	(1,071)	—

Net cash used in investing activities	(45,468)	(55,497)	(25,058)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended September 30,
	2017	2018	2019
	US$	US$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from noncontrolling interests	12,236	89	29
Loan repayments	(15,550)	(22,190)	(24,092)
Bank borrowings	49,415	35,300	—
Short-term loan acquired from a related party	7,340	—	—
Repayment of short-term loan to a related party	(5,506)	(1,677)	—
Proceeds from share options exercised by employees	—	1,489	—
Loan to optionees in connection with exercise of options	—	(1,557)	—
Repayment of loan to optionees in connection with exercise of options	199	193	135
Dividends paid to shareholders	(14,839)	(14,949)	—
Dividends paid by a subsidiary to its noncontrolling interests shareholders	—	—	(291)

Net cash provided by (used in) financing activities	33,295	(3,302)	(24,219)

Exchange rate effect on cash and cash equivalents and restricted cash	599	(4,114)	(8,745)

Net increase (decrease) in cash and cash equivalents and restricted cash	26,157	(12,819)	23,773
Cash and cash equivalents and restricted cash at beginning of the year	69,224	95,381	82,562

Cash and cash equivalents and restricted cash at end of the year	95,381	82,562	106,335

Supplemental schedule of cash flow information:
Income tax paid	(4,703)	(5,942)	(5,898)
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	924	474	6,238
Income tax reversal	437	299	79

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION

China Distance Education Holdings Limited (the “Company”) was incorporated under the law of the Cayman Islands on January 11, 2008. The Company, its subsidiaries, its consolidated variable interest entities (the “VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing online and offline education services and selling related products in the People’s Republic of China (the “PRC”).

As of September 30, 2019, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries were as follows:

Company name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries:
China Distance Education Limited (“CDEL Hong Kong”)	March 13, 2003	Hong Kong	100%	Investment holding and provision of education services
Practice Enterprises Network China International Links Limited (“Pencil”)	February 23, 2010	Hong Kong	100%	Inactive
Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”)	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production
Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”)	April 23, 2007	PRC	100%	Software licensing and course production
China Healthcare Investment Limited (“China Healthcare Investment”)	May 20, 2015	BVI	100%	Inactive
China Healthcare Education Limited (“China Healthcare Education”)	July 24, 2015	Hong Kong	100%	Inactive
Beijing Champion Accounting Education Technology Co., Ltd. (“Champion Accounting”)	July 28, 2015	PRC	100%	Provision of college cooperation program services
Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. (“Zhongxi Healthcare Education”)	December 14, 2015	PRC	100%	Inactive
Xiamen Zhongxi Champion Education. Technology Co., Ltd (“Xiamen Zhongxi Education”)	November 13, 2017	PRC	100%	Provision of technical support and consultancy services and course production
Shanghai Xidong Information Technology Co., Ltd. (“Xidong Information Technology”)	June 21, 2017	PRC	100%	Provision of software development and information technology services
Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”)	February 19, 2009	PRC	35.76% (Note 22)	Provision of start-up training services
Nanjing Champion Vocational Training School (“Nanjing Training School”)	July 03, 2015	PRC	35.76%*	Provision of start-up training services
Xiamen NetinNet Software Co., Ltd (“Xiamen NetinNet”)4	May 3, 2016	PRC	28.608%*	Provision of learning simulation software production
Xiamen NetinNet Education Technology Co., Ltd. (“NetinNet Education”)	May 3, 2016	PRC	28.608%*	Provision of learning simulation software production
Xiamen NetinNet Finance Technology Co., Ltd. (“NetinNet Finance”)	May 3, 2016	PRC	28.608%*	Provision of learning simulation software production
Beijing NetinNet Technology Co., Ltd. (“Beijing NetinNet”)	June 25, 2018	PRC	28.608%*	Provision of learning simulation software production
Beijing Chuang Qingchun Chuang Weilai Education Technology Co., Ltd. (“Chuang Qingchun”)	February 28, 2017	PRC	21.456%*	Provision of education consulting services
Shanghai Huzheng Education Technology Co., Ltd. (“Huzheng Education”)	May 2, 2017	PRC	35.76%*	Provision of start-up training services
Guangdong Zhengbao Yucai Education Co., Ltd. (“Guangdong Yucai”)	June 23, 2017	PRC	21.456%*	Provision of start-up training services
JinMaLan (Tianjin) Business Start-up Services Co., Ltd. (“Tianjin JinMaLan”)	December 08, 2017	PRC	25.032%*	Provision of start-up training services
JinMaLan (Anqing) Business Start-up Services Co., Ltd. (“Anqing JinMaLan”)	July 07, 2018	PRC	21.456%*	Provision of start-up training services
Nanchang Champion Vocational Training School. (“Nanchang Training School”)	March 18, 2019	PRC	35.76%*	Provision of start-up training services
Haimen Zhengbao Yucai Vocational Training School (“Haimen Training School”)	May 20, 2019	PRC	35.76%*	Provision of start-up training services
VIEs
Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”)	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials
Beijing Champion Healthcare Education Technology Co., Ltd. (“Champion Healthcare Education”)	May 13, 2015	PRC	Nil	Inactive

*Note: These entities are subsidiaries of Zhengbao Yucai.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

Company name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries of variable interest entities:
Beijing Caikaowang Company Ltd. (“Caikaowang”)	November 28, 2007	PRC	Nil	Provision of online education services
Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”)	June 24, 2008	PRC	Nil	Provision of online education services
Beijing Haidian District Champion Training School (“Beijing Training School”)	February 19, 2009	PRC	Nil	Provision of online and offline education services
Beijing Champion Culture Development Co., Ltd. (“Champion Culture”)	June 03, 2015	PRC	Nil	Provision of sales of books and reference materials
Beijing Champion International Education Technology Co., Ltd. (“Champion Int’l Education”)	October 12, 2016	PRC	Nil	Provision of online education services and sales of books and reference materials
Jiangsu Zhengbao Asset Financial Advisory Co., Ltd. (“Jiangsu Asset)	November 1, 2017	PRC	Nil	Provision of financial and tax advisory and accounting service
Jiangsu Caishuibang Enterprise Management Co., Ltd. (“Caishuibang”)	November 1, 2017	PRC	Nil	Provision of development of web-based semi-automatic accounting software
Beijing Ruida Chengtai Education Technology Co., Ltd. (“Beijing Ruida”)	July 11, 2018	PRC	Nil	Provision of legal profession services
Shenzhen Ruida Chengtai Education Technology Co., Ltd. (“Shenzhen Ruida”)	July 11, 2018	PRC	Nil	Provision of legal profession services
Guangzhou Ruida Chengtai Education Technology Co., Ltd. (“Guangzhou Ruida”)	July 11, 2018	PRC	Nil	Provision of legal profession services
Hangzhou Ruitai Education Technology Co., Ltd. (“Hangzhou Chengtai”)	July 11, 2018	PRC	Nil	Provision of legal profession services
Nanjing Ruida Chengtai Education Technology. Co., Ltd. (“Nanjing Chengtai”)	July 11, 2018	PRC	Nil	Provision of legal profession services
Beijing Youbang Culture and Art Training School (“Beijing Youbang”)	July 11, 2018	PRC	Nil	Provision of legal profession services
Jiangsu Champion Healthcare Education Technology Co., Ltd. (“Jiangsu Healthcare”)	January 29, 2019	PRC	Nil	Provision of online education services
Jiangsu Champion E&C Education Technology. Co., Ltd (“Jiangsu E&C”)	January 29, 2019	PRC	Nil	Provision of online education services
Jiangsu Champion Self-taught Education Co., Ltd. (“Jiangsu Self-taught”)	January 29, 2019	PRC	Nil	Provision of online education services
Beijing Champion H&E Technology Co., Ltd. (“Beijing H&E”)	March 21, 2019	PRC	Nil	Provision of online education services
Beijing Champion E&C Education Technology. Co., Ltd (“Beijing E&C”)	March 05, 2019	PRC	Nil	Provision of online education services
Beijing Champion Self-taught Education Co., Ltd. (“Beijing Self-taught”)	March 07, 2019	PRC	Nil	Provision of online education services

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

These contractual arrangements allow the Group to effectively control Champion Healthcare Education and to derive substantially all of the economic benefits from them. Accordingly, the Group treats Champion Healthcare Education as a VIE and because the Group is the primary beneficiary of Champion Healthcare Education, the Group has consolidated the financial results of Champion Healthcare Education. To comply with those foreign ownership restrictions, the Company plans to operate substantially all of its healthcare education services through its VIE, Zhongxi Healthcare Education in the PRC. The VIE plans to hold leases and other assets necessary to provide healthcare education services and generate all of the Company’s revenues related to healthcare education, but have not yet actively engaged in business as of September 30, 2019.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

The Group’s online education business has been directly operated by (and as a result substantially all of the Group’s revenues have been generated from) the VIEs and their subsidiaries. For the years ended September 30, 2018 and 2019, the VIEs and their subsidiaries accounted for an aggregate of 51% and 57%, respectively, of the Group’s consolidated total assets, and 60% and 75%, respectively, of the Group’s consolidated total liabilities. The assets not associated with the VIEs and their subsidiaries in these years primarily consisted of cash held by China Distance Education Holdings Limited.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the Company’s VIEs and VIEs’ subsidiaries as of September 30, 2018 and 2019 and for each of the three years ended September 30, 2019 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within the VIEs and VIEs’ subsidiaries:

	As of September 30,
	2018	2019
	US$	US$
Cash and cash equivalents	20,477	39,919
Prepayment and other current assets	13,365	24,533
Total current assets	132,527	192,471
Total assets	258,535	314,943
Deferred revenue – current portion	77,299	93,364
Total current liabilities	130,976	137,478
Deferred revenue – non-current portion	—	33,564
Total non-current liabilities	—	36,004
Total liabilities	130,976	173,483
Total equity	127,559	141,460

	For the years ended September 30,
	2017	2018	2019
	US$	US$	US$
Net revenues	114,371	151,146	183,893

Net income	31,379	29,532	36,393

Net cash provided by operating activities	22,100	44,054	41,568

Net cash used in investing activities	(31,403)	(44,414)	(20,517)

Net cash used in financing activities	(5,506)	(5,706)	—

Effects of exchange rate changes	(5,435)	(555)	(1,609)

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

Foreign currency translation and transactions

The Company, CDEL Hong Kong, Pencil, China Healthcare Investment and China Healthcare Education’s functional currencies are the United States dollars (“US$”). The Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the US$ as its reporting currency and uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries, VIEs, and VIEs’ subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of the consolidated statements of changes in equity.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

Restricted cash

Restricted cash represents deposits not readily available to the Company. Restricted cash as of September 30, 2018 and 2019 represented cash pledged as security for bank borrowings. Refer to Note 15.

Short-term investments

Short-term investments consist of held-to-maturity investments with a maturity of less than one year. The Group’s short-term held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs. In addition, short-term investments also comprise of financial products with early redemption option and no specified maturity dates, which are classified as available-for-sale investments.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

Inventories

Inventories, consisting of paper and professional examination reference books, are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs and disposal. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value for obsolete and slow-moving goods.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, short-term and long-term investments, bank borrowings, long-term bank borrowing, amount due to a related party and accounts payable. Available-for-sale investments and cash and cash equivalents are carried at fair value. The carrying amounts of restricted cash, accounts receivable, amounts due from related parties, short-term held-to-maturity investments, bank borrowings, amount due to a related party and accounts payable approximate their fair values due to the short-term maturities of these instruments. The Group carries equity securities without readily determinable fair values under long-term investment at cost, less impairment, plus or minus observable price changes in a similar transaction. Long-term bank borrowing is carried at amortized cost. The fair value is based on the contractual cash flows discounted using rates currently offered for borrowing with similar terms. Refer to Note 15 for further details.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

Goodwill, net

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

For the years ended September 30, 2018 and 2019, the Group performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. The Group recorded nil, nil, and US$1,517 impairment loss related to goodwill for the years ended September 30, 2017, 2018 and 2019.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets. The Group did not record any impairment loss related to long-lived assets for the years ended September 30, 2017, 2018 and 2019.

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

Long-term investments

The Group’s long-term investments consist of equity securities without readily determinable fair value, equity method investments, and available-for-sale investments.

(a)	Equity securities without readily determinable fair values

On October 1, 2018, the Group adopted Accounting Standards Update (“ASU”) No. 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities and 2018-03 Technical Corrections and Improvements to Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The Group adopted this ASU using a modified retrospective method. Prior to fiscal year 2019, for investee companies over which the Group does not have significant influence or a controlling interest, equity securities of privately held companies were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

(a)	Equity securities without readily determinable fair values - continued

With the adoption of ASU 2016-01, the Group elected a practicability exception to fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with fair value change recorded in the consolidated statements of operations.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASU No. 2011-4: Fair Value Measurement (ASC 820). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statement of operations. The Group recorded nil, nil and US$546 of impairment losses on its equity securities without readily determinable fair value during the years ended September 30, 2017, 2018 and 2019.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, and the determination of the weighted average cost of capital. The Group recorded US$679, US$343, and US$6,374 impairment loss on its equity method investments during the years ended September 30, 2017, 2018 and 2019.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

The Group reviews its investments for OTTI based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group recorded nil, US$2,492, and nil impairment loss on its available-for-sale investments during the years ended September 30, 2017, 2018 and 2019.

Revenue recognition

On October 1, 2018, the Group adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of October 1, 2018. Results for the year ended September 30, 2019 are presented under Topic 606, while revenues for the years ended September 30, 2017 and 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition (“Topic 605”).

Revenues is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The Group generates substantially all of its revenues in the PRC. The following table presents the Group’s revenues disaggregated by revenue sources. The Group’s revenues are reported net of VAT and surcharges.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Disaggregation of net revenues

	Over-time	A point-in-time	Total
	US$	US$	US$
Online education services	144,221	1,696	145,917
Books and reference materials	—	27,372	27,372
Other professional education services	14,079	8,679	22,758

Professional education services	158,300	37,747	196,047
Sales of learning simulation software	—	12,979	12,979
Business start-up training services	—	2,796	2,796

Total	158,300	53,552	211,822

	Refundable course model	Non-refundable course model	Total
	US$	US$	US$
Online education services	22,465	123,452	145,917
Books and reference materials	—	27,372	27,372
Other professional education services	—	22,758	22,758

Professional education services	22,465	173,582	196,047
Sales of learning simulation software	—	12,979	12,979
Business start-up training services	—	2,796	2,796

Total	22,465	189,357	211,822

The total of other professional education services, sales of learning simulation software, and business start-up training services sum up to Others as presented on the face of the consolidated statements of operations.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The Group capitalizes sales commission paid to sales personnel and student recruitment agencies as cost of obtaining a contract when those cost are incremental to obtaining a contract and if the Group expects to recover those costs. Contract costs are amortized in the same manner as the revenue recognized. As of September 30, 2019, the balance of capitalized cost of obtaining contracts with customers amounted to US$4,974 and US$3,251 which was recorded in Prepayment and Other Current Assets and Other Non-Current Assets, respectively. During the year ended September 30, 2019, the Group recognized amortization of US$6,166 in selling expenses in its consolidated statement of operations. The Group did not record any impairment of contract cost during the year ended September 30, 2019.

The Group’s contract liabilities mainly consist of prepayments from students (deferred revenue), with a balance of US$80,560 as of October 1, 2018, of which US$62,363 was recognized in revenue during the year ended September 30, 2019. The remaining balance of US$127,766 as of September 30, 2019 is expected to be recognized as follows:

US$
Years ending September 30, 2020	94,202
2021	24,999
2022	7,288
2023	1,159
2024	118

127,766

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Refund liability mainly related to the estimated refunds that are expected to be paid to eligible students and recorded as Refundable fees on the consolidated balance sheet. Refund liability estimates are based on historical refund ratio (i.e. passage rate) on a portfolio basis using the expected value method. As of October 1, 2018 and September 30, 2019, refund liability amounted to US$2,020 and US$2,875, respectively.

The following table presents the impact of the adoption of Topic 606 on the consolidated balance sheet and statement of operations as of and for the year ended September 30, 2019:

	As of and for the year ended September 30, 2019
	As reported	Balances without adoption of Topic 606	Effect change higher/(lower)
	US$	US$	US$
Net revenues	211,822	195,531	16,291
Selling expenses – commission fee	(10,752)	(16,178)	(5,426)
Prepayment and other current asset	4,974	—	4,974
Other non-current asset	3,251	—	3,251
Deferred revenue – current portion	94,202	92,896	1,306
Deferred revenue – non-current portion	33,564	27,570	5,994
Refundable fees – current portion	435	3,673	(3,238)
Refundable fees – non-current portion	2,440	23,245	(20,805)
Retained earnings at beginning	39,414	29,717	9,697

The primary sources of the Group’s revenues and recognition policies are as follows:

Online education services

The online education services provided by the Group to its customers is an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription period. Audio-video course content, mock examinations and online chat rooms are highly interdependent and interrelated in the context of the contract with the online education services. Therefore, the Group has determined that the online education services represent a single performance obligation.

The Group earns revenues by providing online education services to customers pursuant to two types of revenue models - non-refundable course model and refundable course model.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online education services - continued

The online courses using the non-refundable course model are mainly comprised of regular classes and premium classes. In addition, the non-refundable course model also includes insured elite classes, which are refundable to the student through a third party insurance company. The revenues for the regular classes are recognized on a straight-line basis over the subscription period from the month in which the customers enroll in the courses to the month in which the subscribed courses terminate. For premium classes, if participants fail to pass the course examination and certain pre-agreed conditions are met, the participants can retake the same premium course for free for the following year or years. For the insured elite classes, if the course participant fails to pass the course examination and certain pre-agreed conditions are met, the participant can retake the same premium course for free for the following year or years, and enjoy the refund privilege covered by an independent insurance company. Under Topic 605, the Group recognized the discount offered for the retake course proportionally as a deduction to revenue recognized for each of the class that the participants take. Upon the adoption of Topic 606, the Group recognizes the revenue related to the premium and insured elite classes over the expected service period based on the estimated historical passage rates on a portfolio basis.

The online courses using the refundable course model are mainly comprised of uninsured elite classes whereas the Group is obligated to refund the tuition fee or provide the students with a right to retake the course if the participants complete the courses and fail the professional exams and their scores are within a range provided for in the agreement. The participants must notify the Group within a pre-agreed period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. Under Topic 605, the proceeds from the refundable course model were initially recorded as Refundable fees in the Company’s consolidated balance sheet and were recognized upon the expiration of the participants’ right to receive a refund or ratably over the retake course period when the participants decide to retake the course before the expiration of such right. Upon the adoption of Topic 606, the Group estimates the variable consideration to be earned based on historical refund ratio on a portfolio basis using the expected value method and records a refund liability based on estimated refunds to be paid to eligible students. The Group further recognizes revenue over the expected service period based on the estimated historical passage rates on a portfolio basis.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online education services - continued

Most of the course participants pay course fees via online payment systems provided by third parties including internet debit or credit card payment systems and other third-party payment systems. Some participants may choose to enroll for online courses through the use of prepaid study cards which are purchased from distributors. The Group sells to its regional distributors prepaid study cards at a discount to the face value of the cards. Revenues are recorded using the after-discount-selling-price of the cards and recognized over the period the online course is available to the customers, which generally is from the month in which the customers enroll in the courses to the month in which the subscribed courses terminate. Based on the history of usage of prepaid study cards, the Group concluded that any breakage related to prepaid study cards that are not activated or that have not been used to enroll in courses is insignificant.

The Group may, at times, offer volume discounts to its regional distributors for purchases over a specified amount of prepaid cards during a specified period of time, generally, one year. Under ASC 605, the Group deferred the portion of revenue of the prepaid study card based on the maximum potential amount of discount provided to the distributors. Revenue was recognized during the remaining period the online course was available to the user who enrolls using the study card or was recognized immediately if the related online course has been completed or the study card expired. Upon the adoption of Topic 606, volume discounts are considered a form of variable consideration. Accordingly, volume discounts are estimated and recognized based on historical experience and adjusted based on actual purchase volumes at each reset period.

The Group provides student enrollment services and online platform to government agencies which use the Group’s online platform to conduct continuing education services. The Group earns service fees as a percentage of total tuition fees based on the agreements entered into with the government agencies. Each contract of these services is accounted for as single performance obligation which is satisfied ratably over the service period. Service fees are initially recorded as deferred revenue and are recognized as revenue on a straight-line basis over the subscription period based on the terms of the agreements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online education services - continued

The online education services provided by Beijing Champion and its subsidiaries are subject to approximately 6% value added tax and related surcharges. The Group records revenues net of these taxes in the consolidated statements of operations. Such business tax and related surcharges for the years ended September 30, 2017, 2018 and 2019 were US$390, US$1,075 and US$1,172, respectively.

Books and reference materials

The Group sells books and reference materials to distributors and end users. Revenues relating to such sales are recorded when control of the promised goods is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods. Inventory costs of products delivered to distributors for which revenues have been deferred are presented as “deferred costs” on the consolidated balance sheets.

The Group also sells books and reference materials together with study cards which allow the customers to take a certain number of online courses for no additional charge or by paying at a discount, and the customers can also get certain number of electronic books for free. The Group has determined that books and online course services represent two separate performance obligations. The Group allocates the proceeds to each performance obligation based on their relative selling price. The relative selling price are based on observable price sold on a standalone basis if available. If not, the Group estimates the relative selling price based on internal pricing models.

Other revenues

Other revenues include sales of learning simulation software, sales of offline professional training, and others.

Revenues from sales of learning simulation software, which are self-developed learning simulation packaged software, are recognized when the control of the software is transferred to the customers in an amount of consideration to which the Company expects to be entitled to in exchange for the software. The Company has no significant remaining obligation with respect to the software, except for warranty related obligations, which the related costs are estimated upon the acceptance of the customers.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Other revenues - continued

Revenues from offline professional training are recognized proportionately when the training courses are delivered. Each contract of these services is accounted for as a single performance obligation which is satisfied ratably over the service period. For offline training sponsored by government authorities related to business start-up training services, the tuition fees of the training participants are subsidized by the government. Qualified enrollments and the fees to be earned cannot be determined until the confirmation from government authorities regarding the number of students and fees is received by the Company, which is after the completion of services. Therefore, revenues from such services are recognized upon the receipt of confirmations from government authorities, when all the other revenues recognition criteria have been met. Revenues from offline training sponsored by government authorities was insignificant during the year ended September 30, 2019.

Revenues from other services, including accounting and consulting services, courseware production services, and platform production services, are recognized when the services are delivered.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

Since April 2019, in accordance with Cai Shui [2019] No.39, the VAT rate decreased to 13% of the gross sales for general VAT payer. Therefore, for general VAT payer, VAT on sales is calculated at 13% on revenue from product sales and paid after deducting input VAT on purchases since April 1, 2019. The revenue earned from the sales of software of the Group is subject to 13% VAT rate.

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

Cost of tangible goods sold, including direct materials used for production of books and reference materials, authorship fee and printing cost, are initially deferred and recorded as “deferred costs”. The deferred costs are recognized as cost of sales when the related revenues are recognized upon cash receipt.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

Advertising expenditure

Advertising expenditure is expensed when incurred and is included in “selling expenses” in the consolidated statements of operations. Advertising expenses were US$17,833, US$14,785 and US$23,668 for the years ended September 30, 2017, 2018 and 2019, respectively.

Shipping and handling costs

Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the consolidated statements of operations. Shipping and handling costs classified as selling expenses were US$1,134, US$1,852 and US$3,154 for the years ended September 30, 2017, 2018 and 2019, respectively.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Net income per share

Basic net income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Nonvested shares are also participating securities as they enjoy identical dividend rights as ordinary shares. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share in income for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of outstanding share-based awards is reflected in the diluted net income per share by application of the treasury stock method.

Comprehensive income

Comprehensive income includes net income, unrealized gain or loss on available-for-sale investments and foreign currency translation adjustments, and is reported in the consolidated statements of comprehensive income.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of US$28,021 and US$65,673, which were denominated in RMB, as of September 30, 2018 and 2019, respectively, representing 90.9% and 96.5% of the cash and cash equivalents as of September 30, 2018 and 2019, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposits, restricted cash, short-term investments, accounts receivable and prepayment and other current assets. As of September 30, 2019, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were deposited in financial institutions located in the PRC and Hong Kong. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended September 30, 2019.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing”, ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09.

On October 1, 2018, the Group adopted Revenue from Contracts with Customers (Topic 606), applying the modified retrospective method to all contracts that the performance of which were not completed as of October 1, 2018. Results for reporting periods beginning October 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. The Group assessed variable consideration related to certain types of its online education services over the expected service period, as well as incremental commission fees of obtaining a contract which were capitalized and amortized over the expected service period. The cumulative effect of initially applying the new standard of US$9,697 was recorded as an adjustment to the opening balance of retained earnings upon adoption.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values, which should be applied prospectively. For investments in equity securities without readily determinable fair values, the Group elected to use the measurement alternative defined at cost, minus impairment, if any, plus or minus changes resulting from observable price changes. The Group adopted this standard on October 1, 2018 and the adoption did not have a material impact on the Group’s consolidated balance sheets or consolidated statement of operations.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Determination of Business. This ASU requires that when substantially all of the fair value of the gross assets acquired (or dispose of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this ASU to annual periods beginning after December 15, 2017, including interim period within those periods. Early adoption of the amendments in this ASU is allowed. The amendments in this ASU should be applied prospectively on or after the effective date. No disclosure are required at transition. The Group adopted this standard on October 1, 2018 and the adoption did not have a material impact on the Group’s consolidated balance sheets or consolidated statement of operations.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements.

The Group has assessed the potential impacts of the new guidance and has determined that this guidance will have an impact on the consolidated financial statements, including significant new disclosures about leasing activities. The most significant impact relates to the Group’s operating leases and the related recognition of right-of-use assets and lease liabilities on the consolidated balance sheets. The adoption of this new guidance will not have a material impact on the Group’s consolidated statements of operations, cash flows or changes in equity. The Group will adopt this new guidance on October 1, 2019 using the transition method provided by ASU 2018-11. Upon the adoption, the Group will elect the package of practical expedients.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is in the process of evaluating the impact of the adoption of this pronouncement on the Group’s consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In April, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group is in the process of evaluating the impact of the adoption of this pronouncement on the Group’s consolidated financial statements.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value”. ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group is in the process of evaluating the impact of the adoption of this pronouncement on the Group’s consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. All entities are required to apply the amendments in this ASU retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Group is in the process of evaluating the impact of the adoption of this pronouncement on the Group’s consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS

Business acquisitions in fiscal year 2018:

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

Acquisition of Jiangsu Asset - continued

The following summarized the unaudited pro forma result of operations for the years ended September 30, 2017 and 2018 with the assumption that the acquisition during the year ended September 30, 2018 occurred as of October 1, 2016. The pro forma results have been prepared for comparative purpose only and do not purport to be indicative of the results of operations which would have resulted had the significant acquisition occurred as of October 1, 2016, nor are they indicative of future operating results.

	Years ended September 30,
	2017	2018
	US$	US$
Pro forma net revenues	11	2,581
Pro forma net loss attributable to China Distance Education Holdings Limited	(54)	(561)
Pro forma net income per ordinary share-basic	0.11	0.09
Pro forma net income per ordinary share-diluted	0.11	0.09

Acquisition of Beijing Ruida

In June 2017, the Group invested RMB192 million (US$28,758) in preferred shares representing 40% interest in Beijing Ruida, a leading provider of exam preparation services in China’s Legal Professional Qualification Examination. The investment was initially classified as a cost method investment before the adoption of ASU 2016-01 as the Group determined that the preferred shares were not in-substance common shares due to certain liquidation preferences over ordinary shares. The investment agreement between the Group and Beijing Ruida included a call option and contingent consideration. The call option allowed the Group to further increase its equity interest in Beijing Ruida up to 60% before April 2019 under certain pre-agreed conditions and was initially recorded at fair value at the investment acquisition date and carried at cost less impairment. The contingent consideration payable was recorded at fair value and was subsequently remeasured to fair value at each reporting period thereafter until it was settled by the Group in July 2018, resulting in an additional payment of RMB46.0 million (US$7,098) to Beijing Ruida.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

Acquisition of Beijing Ruida - continued

On July 10, 2018, the Group exercised a portion of its call option to purchase an additional 11% equity interest in Beijing Ruida for cash consideration of RMB39.6 million (US$5,931) and contingent consideration payable depending on Beijing Ruida’s calendar year 2018 operating results. The contingent consideration was valued on the acquisition date at RMB12.0 million (US$1,746) by the management with the assistance from an independent appraiser and was subsequently measured at fair value as of September 30, 2018. A gain of US$676 in relation to the 11% call option’s fair value change between the acquisition date and September 30, 2018 was recorded in the Company’s consolidated statements of operations. The acquisition of Beijing Ruida further strengthens the Group’s legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to its current portfolio of professional education services.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

Acquisition of Beijing Ruida - continued

The following summarized the unaudited pro forma result of operations for the year ended September 30, 2017 and 2018 with the assumption that the acquisition during the year ended September 30, 2017 occurred as of October 1, 2016. The pro forma results have been prepared for comparative purpose only and do not purport to be indicative of the results of operations which would have resulted had the significant acquisition occurred as of October 1, 2016, nor are they indicative of future operating results.

	Years ended September 30,
	2017	2018
	US$	US$
Pro forma net revenues	28,494	27,568
Pro forma net income attributable to China Distance Education Holdings Limited	460	14
Pro forma net income per ordinary share-basic	0.12	0.09
Pro forma net income per ordinary share-diluted	0.12	0.09

On April 26, 2019, Beijing Ruida completed the audit of its consolidated financial statements for the year ended December 31, 2018. As a result, the contingent consideration payable to Beijing Ruida was adjusted from RMB12.0 million (US$1,746) to RMB7.2 million (US$1,048) and was further paid in May 2019. The change in fair value in the contingent consideration payable was recorded as fair value change in connection with business combination in the Company’s consolidated statements of operations.

On May 15, 2019, the Group exercised the remaining portion of its call option and acquired the additional 9% equity interest of Beijing Ruida for a total consideration of RMB38.3 million (US$5,580). The total consideration was paid on May 26, 2019 and the transaction was accounted for as an equity transaction. As a result, the noncontrolling interest over Beijing Ruida decreased from 49% to 40%.

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of both held-to-maturity and available-for-sale investments. Fixed-income financial products purchased from banks in China are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturity of the financial product is 34 days, with interest rate of 3.15% for the product the Group holds at the year ended September 30, 2019. These held-to-maturity investments are classified as short-term investments on the consolidated balance sheets as its contractual maturity dates are less than one year. Financial products purchased from banks with early redemption option and no specified maturity date are classified as short-term available-for-sale investments and are measured at fair value on a recurring basis. While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximated their amortized costs considering their short-term maturities and high credit quality. No OTTI loss was recognized for the years ended September 30, 2018 and 2019.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

4.	SHORT-TERM INVESTMENTS - continued

Short-term investments consisted of the following:

	As of September 30,
	2018	2019
	US$	US$
Held-to-maturity investments	2,634	1,517
Available-for-sale investments	14,439	20,601

	17,073	22,118

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	As of September 30,
	2018	2019
	US$	US$
Accounts receivable	8,622	8,612
Less: allowance for doubtful accounts	(1,342)	(1,282)

Accounts receivable, net	7,280	7,330

Movement of allowance for doubtful accounts was as follows:

	As of September 30,
	2018	2019
	US$	US$
Balance at beginning of the year	1,191	1,342
Increase (reversal) of the allowance for doubtful accounts	199	(8)
Foreign currency adjustment	(48)	(52)

Balance at end of the year	1,342	1,282

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

6.	INVENTORIES

Inventories consisted of the following:

	As of September 30,
	2018	2019
	US$	US$
Books and other goods	2,010	3,727
Paper and other raw materials	900	1,035

Less: inventory provisions for slow-moving and obsolescence	(128)	(530)

Total	2,782	4,232

Inventories provision were US$261, US$15 and US$1,090 for the years ended September 30, 2017, 2018 and 2019, respectively.

7.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

		As of September 30,
	Notes	2018	2019
		US$	US$
Prepaid expenses		6,812	8,974
Capitalized commission fees	(1)	—	4,974
Advance to suppliers	(2)	4,468	3,938
Funds receivable	(3)	1,750	2,364
Staff advances	(4)	1,073	1,591
Receivable from disposal of a subsidiary	(5)	—	1,540
Rental and other deposits		593	1,045
Interest receivable		1,380	133
Others		978	2,173

Prepayment and other current assets, net		17,054	26,732

(1)	Capitalized commission fees primarily consist of the incremental sales commission relating to obtaining the customers contract as described in Note 2.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

(4)	Staff advances were provided to staff for travelling and business related use which were subsequently expensed when incurred.
(5)

Receivable from disposal of a subsidiary refers to the remaining consideration receivable due from the buyers of Beijing Champion Tax Management and Advisory Co., Ltd. (“Champion Tax Advisory”), a previously consolidated subsidiary of the Group. The balance was received on January 8, 2020.

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of September 30,
	2018	2019
	US$	US$
Buildings	9,111	8,756
Electronic and office equipment	17,687	20,069
Leasehold improvement and building improvement	2,291	2,086
Motor vehicles	2,099	10,843

Total	31,188	41,754
Less: Accumulated depreciation	(15,215)	(17,454)
Construction in progress	11,999	13,635

	27,972	37,935

Depreciation expenses were US$2,792, US$3,069 and US$3,958 for the years ended September 30, 2017, 2018 and 2019, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

9.	GOODWILL, NET

Goodwill, net, consisted of the following:

	Years ended September 30
	2018				2019
	Professional education services	Business start-up training services	Sales of learning simulation software	Total	Professional education services	Business start-up training services	Sales of learning simulation software	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Gross amount
Beginning balance	5,408	1,692	22,359	29,459	56,214	1,642	21,660	79,516
Acquisition for the year	52,478	—	—	52,478	—	—	—	—
Exchange difference	(1,672)	(50)	(699)	(2,421)	(2,198)	(125)	(847)	(3,170)

Ending balance	56,214	1,642	21,660	79,516	54,016	1,517	20,813	76,346

Accumulated impairment loss	—	—	—	—	—	(1,517)	—	(1,517)

Goodwill, net	56,214	1,642	21,660	79,516	54,016	—	20,813	74,829

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group tested its goodwill for impairment at the following reporting units level.

Professional education services - This reporting unit provides online education services and other education related services to its customers located in the PRC. It includes all the subsidiaries, the VIEs and VIEs’ subsidiaries of the Group except for Zhengbao Yucai, Xiamen NetinNet and their subsidiaries. The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit. The Group did not record any impairment of goodwill for the years ended September 30, 2017, 2018 and 2019 related to the professional education services.

Business start-up training services - This reporting unit provides start-up training services to the Group’s customers located in the PRC. It includes Zhengbao Yucai and its subsidiaries. The goodwill arising from the acquisition of Zhengbao Yucai is fully allocated to this reporting unit. The Revenue of Business start-up training services has decreased drastically during the year ended September 30, 2019 due to the loss of the exclusive cooperation relationship with the government. As of September 30, 2019, the Group conducted two-step goodwill impairment testing with the assistance of a third party valuer and recognized US$1,517 as impairment loss on goodwill related to the business start-up training services. The fair value of the reporting unit was determined using the income approach with significant unobservable inputs.

Sales of learning simulation software - This reporting unit provides learning simulation packaged software to its customers located in the PRC. It includes Xiamen NetinNet and its subsidiaries, NetinNet Education, NetinNet Finance and Beijing NetinNet. The goodwill arising from the acquisition of NetinNet is fully allocated to this reporting unit. The Group did not record any impairment of goodwill for the years ended September 30, 2017, 2018, and 2019 related to the sales of learning simulation software.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

10.	OTHER INTANGIBLE ASSETS, NET

The balance of other intangible assets, net, consisted of the following:

	As of September 30,
	2018	2019
	US$	US$
Computer software	5,512	5,858
Trademarks and domain names	5,624	5,429
Courseware	4,788	4,601
Business contracts	24,891	23,917
Copyrights	10,087	9,692
Others	907	871

Total intangible assets	51,809	50,368

Less: Accumulated amortization
Computer software	(4,037)	(4,316)
Trademarks and domain names	(1,815)	(2,727)
Courseware	(711)	(1,857)
Business contracts	(1,461)	(5,667)
Copyrights	(4,023)	(5,346)
Others	(262)	(342)

Accumulated amortization	(12,309)	(20,255)

Intangible assets, net	39,500	30,113

Amortization expenses were US$1,998, US$3,230 and US$8,765, for the years ended September 30, 2017, 2018 and 2019, respectively.

The estimated amortization expenses for the intangible assets for each of the following fiscal years are as follows:

Amortization
US$
2020	8,289
2021	8,051
2022	6,469
2023	5,589
2024	1,308
2025 and thereafter	407

30,113

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

11.	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of September 30,
	2018	2019
	US$	US$
Equity securities without readily determinable fair value:
Beijing teacheredu.cn Science & Technology Co., Ltd. (“Beijing teacheredu”) (a)	11,655	11,199
Beijing Yousian Technology Co., Ltd. (“Beijing Yousian”) (b)	3,276	—
Other equity securities without readily determinable fair value	1,997	762
Equity method investments:
Hangzhou Wanting Technology Co., Ltd. (“Hangzhou Wanting”) (c)	6,819	—
Beijing Champion Yuanjian Education Technology Co., Ltd. (“Yuanjian”) (d)	—	2,488
Other equity method investments (e)	3,115	2,590
Available-for-sale securities investments:
Chongqing Moses Robots Co., Ltd. (“Chongqing Moses Robots”) (f)	3,494	4,617
Beijing Niuke Technology Co., Ltd (“Niuke Technology”) (g)	2,326	2,434
Other available-for-sale investments (h)	1,155	1,289

Total	33,837	25,379

(a)

In December 2017, the Group entered into a share transfer agreement with certain shareholders of Beijing teacheredu, an organization specialized in teacher’s continuing education, to purchase 14.5% equity interest for a consideration of RMB80.0 million (US$11,119). The investment was classified as a cost method investment before the adoption of ASU 2016-01 because it was not in-substance common share for the years ended September 30, 2018. After the adoption of ASU 2016-01, the Group accounted for the equity investments using the measurement alternative when the equity method is not applicable and there is no readily determinable fair value for the investments. For the years ended September 30, 2017, 2018 and 2019, no impairment loss was recorded in regard to the investment.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

11.	LONG-TERM INVESTMENTS - continued

(b)

In March 2018, the Group entered into an investment arrangement with certain shareholders of Beijing Yousian, an offline information technology training and recruiting service provider, to acquire 15% of Beijing Yousian’s equity interest for a consideration of RMB22.5 million (US$3,276). The investment was classified as a cost method investment before the adoption of ASU 2016-01 as the Group determined that the preferred shares were not in-substance common share due to certain liquidation preferences. In addition, the investment agreement between the Group and Beijing Yousian includes a call option. With the assistance of an independent appraiser, the Company estimated the fair value of the call option to approximate RMB3.3 million (US$632), which was accounted as a cost method investment and carried initially at its fair value.

In June 2019, the Group exercised its call option and redeemed all of the equity interest of Beijing Yousian.

(c)

In January, August and September 2017, the Group invested an aggregated of RMB33.2 million (US$4,986) in exchange for preferred shares representing 20.72% equity interest in Hangzhou Wanting. Hangzhou Wanting offers comprehensive simulation-based learning platform to college students to master critical engineering and construction skills. The investment was classified as a cost method investment before adoption of ASU 2016-01, as the Group determined that the preferred shares were not in-substance common share due to certain liquidation preferences.

In December 2017, the Group further entered into a share transfer agreement with certain shareholders of Hangzhou Wanting, to purchase an additional 10% equity interest in Hangzhou Wanting, with redemption right, for a consideration of RMB16.0 million (US$2,405). Upon the expiration of the redemption right in April 2018, its preferred shares became in-substance common shares. The Group applied equity method to account for the investment, because the Group has the ability to exercise significant influence but does not have control over the investee. The Group shared loss of US$359 and US$309 from Hangzhou Wanting for the year ended September 30, 2018 and 2019, respectively.

During the year ended September 30, 2019, the Group determined that Hangzhou Wanting Technology encountered going concern issue due to its failure to obtain a new round capital investment, poor operating result and insufficient future net cash flow. As a result, the Group fully impaired the investment and US$6,374 was recorded in impairment loss from long-term investments during the year ended September 30, 2019.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

11.	LONG-TERM INVESTMENTS - continued

(d)

On December 29, 2018, the Group entered into a Share Transfer Agreement with Beijing Zhengbao TongChuang Technology Co., Ltd (“TongChuang”) and Beijing Zhengbao TongCheng Co., Ltd (“TongCheng”), to transfer 60% equity interest of Champion Tax Advisory to its key employees, for a total consideration of RMB35.9 million (US$5,020) (refer to note 17). Upon the completion of the share transfer, the Group holds 40% of the Champion Tax Advisory, which was subsequently renamed as Yuanjian. The Group maintains significant influence over Yuanjian, and therefore, the remaining 40% equity interest retained was accounted for as an equity method investment. The Group shared loss of US$658 from Yuanjian during the year ended September 30, 2019.

(e)

The other equity method investments represent several insignificant investments classified as equity method investments as of September 30, 2018 and 2019. During the years ended September 30, 2017, 2018 and 2019, the Group recorded share of net loss (income) amounting US$153, US$(61) and US$47, respectively.

(f)

In November 2017, the Group entered into a capital contribution agreement with Chongqing Moses Robots, an industrial automation solution provider, and its shareholders to purchase 10.0% equity interest for a consideration of RMB10.0 million (US$1,503), with certain redemption features. The investment was classified as available-for-sale security as the Group determined that the shares were debt securities in nature due to the redemption features and measured the investment subsequently at fair value. Chongqing Moses Robots did not achieve pre-agreed performance target, as a result, one of the redemption events was triggered. As part of the redemption process, the Group and the investee agreed to exchange the cash redemption for a 5% additional equity interest issued by the founding shareholders to the Group. As a result, the Group further increased its equity interest in Chongqing Moses Robots to 15%. Unrealized holding gain of US$1,917 and US$1,070 was reported in other comprehensive loss for the years ended September 30, 2018 and 2019, respectively.

(g)

In September 2016, the Group purchased 8.5% equity in Niuke Technology for RMB4.3 million (US$639). In April 2018, Niuke Technology issued additional shares of which the Group subscribed additional 3% equity interest for RMB4.5 million (US$655), resulting in a 10.65% stake of total ownership. The Group accounted for both the initial and subsequent investments as available-for-sales as the Group determined that the shares were debt securities in nature due to certain redemption features. The Group initially and subsequently measured the investment at fair value. Unrealized holding gain of US$884 and US$170 were reported in other comprehensive loss for the years ended September 30, 2018 and 2019, respectively.

(h)

Other investments represent several insignificant investments classified as available-for-sale investments as of September 30, 2018 and 2019. Unrealized holding gains of US$218 and US$135 were reported in other comprehensive loss for the years ended September 30, 2018 and 2019, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured cash and cash equivalents at fair value on a recurring basis. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

As of September 30, 2018 and 2019, available-for-sale securities recorded in long-term investments included redeemable preferred shares. Available-for-sale securities recorded in short-term investments included certain financial products with early redemption options and no specified maturity dates. Additionally, contingent consideration payable related to the acquisition of Beijing Ruida was measured and recorded at fair value on a recurring basis included under “Accrued expenses and other liabilities”, and was subsequently settled during the year ended September 30, 2019. Refer to Note 3 for further details.

The Group’s financial assets and liability measured at fair value on a recurring basis are as follows:

	Year ended September 30, 2019
	Fair value as of September 30, 2019	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
		(Level 1)	(Level 2)	(Level 3)
Fair value measured
Cash and cash equivalents	67,977	67,977	—	—
Short-term investments:
Available-for-sale securities	20,601	—	20,601	—
Long-term investments:
Available-for-sale securities	8,340	—	1,289	7,051

Total assets measured at fair value	96,918	67,977	21,890	7,051

	Year ended September 30, 2018
	Fair value As of September 30, 2018	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
		(Level 1)	(Level 2)	(Level 3)
Fair value measured
Cash and cash equivalents	30,826	30,826	—	—
Short-term investments:
Available-for-sale securities	14,439	—	14,439	—
Long-term investments:
Available-for-sale securities	6,975	—	2,327	4,648

Total assets measured at fair value	52,240	30,826	16,766	4,648

Contingent consideration payable (Note 3)	1,746	—	—	1,746

Total liabilities measured at fair value	1,746	—	—	1,746

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

When no recent transactions are available, a market approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning on sales, discount of lack of marketability, investee’s time to IPO as well as related volatility. The Company has classified those as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

As of September 30, 2018, the fair values of available-for-sale investments classified as level 3 were measured using the market approach with significant unobservable inputs were based on the following assumptions: (1) expected volatility of 48.8% to 55%, (2) discount rate of 30.0% to 38.0%, and (3) expected life of 3.8 to 5.3 years. As of September 30, 2019, those assumptions included: (1) expected volatility of 44.6% to 57.5%, (2) discount rate of 30.0% to 34.0%, and (3) expected life of 3.1 to 3.4 years.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT - continued

Measured or disclosed at fair value on a recurring basis - continued

The Group did not have any transfers between level 1 and level 2 fair value measurements during the periods presented. The Group transferred one redeemable preferred share investment from level 2 to level 3 as of September 30, 2018 and 2019. Specifically, the Group changed its measurement method from recent transactions to a market approach to determine the investment’s fair value as no recent transactions were available. The Group also transferred one redeemable preferred share investment from level 3 to level 2 as of September 30, 2019, due to the availability of a recent transaction.

The following table provides additional information of reconciliation for the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

Available-for-sale Investments
US$
Balance as of September 30, 2017	—

Transfer from level 2 fair value measurements	936
Initial recognition	1,577
Unrealized gain	2,135

Balance as of September 30, 2018	4,648

Transfer from level 2 fair value measurement	2,327
Transfer to level 2 fair value measurement	(1,154)
Unrealized gain	1,459
Exchange loss	(229)

Balance as of September 30, 2019	7,051

The fair value of the contingent consideration payable was measured using the Monte Carlo simulation model. The fair value was determined by calculating the net present value of the expected payment using significant inputs that were not observable in the market as of September 30, 2018, based on the following assumptions: (1) expected volatility of 5%, (2) 14.9%, and (3) expected life of 0.48 of a year. The contingent consideration payable was subsequently settled in May 2019.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT - continued

Measured and disclosed fair value on a nonrecurring basis

The Group measures goodwill and acquired intangible assets at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates. The Group measured acquired intangible assets using income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognized any impairment losses related to acquired intangible assets arising from acquisitions for the years ended September 30, 2017, 2018 and 2019 The Group recognized nil, nil and US$1,517 impairment loss related to goodwill for the years ended September 30, 2017, 2018 and 2019, respectively.

The Group measures equity securities without readily determinable fair value and equity method investments at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The group recorded US$546 impairment loss on its equity securities without readily determinable fair value during the year ended September 30, 2019. The Group recorded US$679, US$343 and US$6,374 impairment loss on its equity method investments during the years ended September 30, 2017, 2018 and 2019, respectively. Refer to Note 11.

13.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

		As of September 30,
	Notes	2018	2019
		US$	US$
Long-term prepaid expenses	(1)	3,823	3,864
Rental deposits	(2)	923	1,017
Deposit of sole distributor agreement	(3)	655	—
Long-term capitalized commission fees	(4)	—	3,251
Long-term receivables		—	1,540
Others		986	420

		6,387	10,092

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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
(3)

Deposit of sole distributor agreement represents a refundable deposit for a newly entered contract with a software developer, classified as non-current deposits since the contract is longer than a year. The deposit was returned to the Group during the year ended September 30, 2019.

(4)	Long-term capitalized commission fees primarily consist of the long-term incremental sales commission relating to obtaining the customers contract as described in Note 2.

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

		As of September 30,
	Notes	2018	2019
		US$	US$
Tuition fee payable to government agencies	(1)	13,122	12,971
Salary and welfare payable		8,389	8,317
Accrued expenses		9,351	8,691
Remuneration payable to lecturers		3,520	2,701
Uncertain income tax liabilities (Note 19)		158	152
Contingent consideration payable	(2)	1,746	—
Other payable		5,855	5,435

		42,141	38,267

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

14.	ACCRUED EXPENSES AND OTHER LIABILITIES - continued

(2)	Contingent consideration payable represents contingent payable related to one of the Group’s acquisitions. Refer to Note 3 for details.

15.	BANK BORROWINGS

On June 22, 2015, the Company entered into a 3-year USD/RMB Revolving Term Loan Facility with a maximum of RMB300 million facility limit with The Bank of East Asia, Limited (“BEA Facility”) which remained effective for three years. The BEA Facility was further extended to April 1, 2020 with a new facility limit of RMB115.2 million on June 27, 2019. The details of the loans entered under the BEA Facility for the year ended September 30, 2018, and 2019 are listed as follows:

•

On June 22, 2018, the loan originally drawn down in 2017 was subsequently renewed in an amount of US$15,081 and extended to June 26, 2019, with an annual interest rate of approximately 3.437%, subject to adjustment each quarter. In connection with the loan agreement, an additional term deposit of RMB11.6 million (US$1,738) was provided to the bank. An additional term deposit of RMB3.6 million (US$526) was made by Champion Technology with maturity date on June 25, 2019 and recorded as restricted cash on the consolidated balance sheet as of September 30, 2018.

•

On June 27, 2019, the loan was terminated and replaced by a new loan agreement, for an amount of RMB115.2 million under the BEA Facility, with a maturity date of March 31, 2020. The loan bears interest rate of 3.43% subject to adjustment each quarter. The loan is scheduled to be repaid in two installments before the following dates: November 30, 2019 and March 31, 2020, in an amount of US$3,000 and US$12,100, respectively. On November 22, 2019, US$3,000 was repaid according to the payment schedule.

On November 17, 2017, the Company entered into a one-year Term Loan Facility with a maximum of US$40,000 facility limit with Hang Seng Bank (“HSB Facility”), which remained effective for one year. This loan was further extended to September 30, 2019 with a new credit limit of US$48,300 on October 23, 2018. The facility limit was further extended to January 14, 2020 with a new credit limit of US$30,300 on May 17, 2019. The new facility is scheduled to be repaid in four installments before the following dates: June 14, 2019, September 14, 2019, December 14, 2019 and January 14, 2020, in the amount of US$8 million, US$6 million, US$8 million, and US$8.3 million, respectively. The details of the loans entered under the HSB Facility for the year ended September 30, 2018 and 2019 are listed as follows:

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

15.	BANK BORROWINGS - continued

•

On December 18, 2017, US$20,100 of the HSB Facility was drawn down at approximately 2.82% interest rate, subject to adjustment each quarter, for a term of 12 months. The loan was secured by a term deposit of RMB134.7 million (US$20,246) provided by Champion Technology. The Group repaid US$5,000 in November 2018. On December 14, 2018, the remaining US$15,100 of the loan was subsequently renewed and extended to June 19, 2019 with a 3.49% annual interest rate, subject to adjustment each quarter. On May 17, 2019, the loan was subsequently renewed and extended to November 30, 2019, and it was further extended to January 14, 2020 on June 6, 2019, with a 3.59% annual interest rate, subject to adjustment each quarter. Part of the loan in an amount of US$8,000 and US$6,000 was repaid in June 2019 and September 2019, respectively. The balance of the loan of US$1,100 was repaid on December 13, 2019.

•

On January 5, 2018, US$15,200 of the HSB Facility was drawn down at approximately 2.91% interest rate, subject to adjustment each quarter, for a term of 12 months. The loan was secured by a term deposit of RMB101.8 million (US$15,301) provided by Champion Technology. On December 20, 2018, the loan was subsequently renewed and extended to June 19, 2019 with an interest rate of 3.99%, subject to adjustment each quarter. On May 17, 2019, the loan was subsequently renewed and extended to December 19, 2019, and further extended to January 14, 2020 on June 6, 2019, with a 3.59% annual interest rate, subject to adjustment each quarter. The balance of the loan amounting to US$6,900 and US$8,300 were repaid on December 13, 2019 and January 14, 2020, respectively.

On July 19, 2017, Zhengbao Yucai entered into a three-year loan agreement with RMB132.6 million (US$19,307) with Baoshang Bank Co., Ltd Beijing Branch (“BSB”). Under the agreement, Zhengbao Yucai is able to draw down RMB132.6 million (US$19,307) from BSB for the purpose of acquiring 80% of NetinNet’s equity interest from Champion Technology. Refer to Note 22 for details regarding Zhengbao Yucai’s restructuring. The loan between Zhengbao Yucai and BSB is effective from July 21, 2017 to July 20, 2020, with an annual interest rate of 11%. The details of the loans for the years ended September 30, 2018 and 2019 are listed as follows:

•

On July 21, 2017, Zhengbao Yucai and BSB signed an equity pledge agreement, pursuant to which Zhengbao Yucai agreed to provide a pledge of 80% of equity interest of NetinNet held by Zhengbao Yucai to secure the loan. The loan was drawn down on July 21, 2017.

•

On January 31, 2018, Zhengbao Yucai elected to early repay an amount of RMB47.0 million (US$6,843) of the loan. On May 24, 2019, Zhengbao Yucai elected to early repay an amount of RMB35.0 million (US$5,073). As of September 30, 2019, the loan balance amounting to RMB50.6 million (US$7,072) is due in the year ended September 30, 2020.

The fair value of the bank borrowings with BEA, BSB and Hang Seng Bank was US$50,547 and US$38,502 as of September 30, 2018 and 2019, respectively. The fair value of the long-term bank borrowing with BSB was US$12,464 and nil as of September 30, 2018 and 2019, respectively. The fair values of bank borrowings are measured based on the present value of the debt using market interest rates. The borrowings are categorized in Level 2 of the fair value hierarchy.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

16.	RELATED-PARTY TRANSACTIONS

The Group had the following balances and transactions with related parties:

The amounts due from related parties represent prepayments to certain investees for service fees related to student recruitment. The commission service fees related to student recruitment incurred for the year ended September 30, 2019 amounted to US$2,013.

The amount due to a related party represent accrued service fees to an investee for student recruitment services incurred for the year ended September 30, 2019 amounted to US$7,499.

17.	DECONSOLIDATION OF A SUBSIDIARY

On December 29, 2018, the Group entered into a Share Transfer Agreement with Beijing Zhengbao TongChuang Technology Co., Ltd (“TongChuang”) and Beijing Zhengbao TongCheng Co., Ltd (“TongCheng”), to transfer 60% equity interest of Champion Tax Advisory to certain of its former employees, who ceased to be employees of the Group after the completion of the deconsolidation, for a total consideration of RMB35.9 million (US$5,020). The Group has determined with the assistance of a valuer that the consideration is representative of the fair value of Champion Tax Advisory. In accordance with the Agreement, the total consideration shall be paid in three installments over two years from the date the agreement was entered into. The Group received the first two installments on December 29, 2018 and January 8, 2020, respectively. The remaining installment is due in December 2020 and is recorded as other non-current asset as of September 30, 2019.

On December 27, 2018, the transfer in equity interest of Champion Tax Advisory was completed and the effective control of Champion Tax Advisory was transferred. Therefore, Champion Tax Advisory was deconsolidated from the Group, and the Group recognized a gain amounting to RMB47.5 million (US$6,869), out of which RMB14.3 million (US$2,081) was contributed from the remeasurement gain related to the retained 40% equity interests. In addition, as the Group maintains significant influence over the deconsolidated subsidiary, the remaining 40% equity interests retained by the Group has been accounted for by using equity method, and Champion Tax Advisory is considered as a related party to the Company after the deconsolidation. The remaining 40% equity interest was measured at its fair value using discounted cash flow method with the following assumptions: (1) discount rate of 18.96% and (2) terminal value growth rate of 3%.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were US$33,120 and US$30,875, as of September 30, 2018 and 2019, respectively.

19.	INCOME TAX

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

NetinNet renewed its HNTE Status in September 2017 and therefore entitled to the preferential income tax rate of 15% in years 2017 through 2019

Zhongxi Healthcare Education, Champion Healthcare Education, Caikaowang, Beijing Training School, Nanjing Training School, Chuang Qingchun, Xidong Information Technology, Guangdong Yucai, Huzheng Education, Caishuibang, Xiamen Zhongxi Education, Tianjin JinMaLan, Anqing JinMaLan, Jiangsu Healthcare, Jiangsu E&C, Jiangsu Self-taught, Nanchang Training School, Haimen Training School (collectively “small and micro businesses”) are small and micro business having annual taxable income of 1 million or less. The statutory tax rate of them is 25% for the calendar year 2019. However, according to Guoshui[2019]13 No.2, a small and micro business having annual taxable income of RMB1.0 million (US$140) or less, 25% shall be included in the taxable income, and the enterprise income tax shall be paid at the rate of 20%.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China - continued

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that CDEL Hong Kong qualifies for the 5% withholding tax rate. CDEL Hong Kong’s deferred tax liabilities related to potential withholding tax were US$3,011 and US$3,556 as of September 30, 2018 and 2019, respectively, on the undistributed earnings from its investment in the PRC entities generated after January 1, 2008. The related income tax expenses were US$591, US$210 and US$544 for the years ended September 30, 2017, 2018 and 2019, respectively.

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ calendar years from 2012 to 2017 remain subject to examination by the tax authorities and US$79 was reversed for the unpaid tax liability that was accrued before the 2013 calendar year.

Income before income taxes consisted of:

	Years ended September 30,
	2017	2018	2019
	US$	US$	US$
Non - PRC	(4,204)	(656)	(3,332)
PRC	25,245	15,438	29,131

	21,041	14,782	25,799

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Years ended September 30,
	2017	2018	2019
	US$	US$	US$
Current tax expense	5,344	5,717	7,060
Deferred tax (benefit) expense	(724)	(3,410)	1,061

	4,620	2,307	8,121

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended September 30,
	2017	2018	2019
	US$	US$	US$
Income before taxes	21,041	14,782	25,799

Income tax expense computed at applicable tax rates of 25%	5,260	3,696	6,450
Effect of different tax rates in different jurisdictions	988	770	704
Non-deductible expenses	933	152	1,059
Effect of tax holidays	(2,812)	(2,610)	(1,934)
Effect of valuation allowances	116	285	1,232
Withholding tax on undistributed earnings	572	313	689
Income tax reversal	(437)	(299)	(79)

	4,620	2,307	8,121

Effective income tax rate	21.96%	15.61%	31.48%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years ended September 30,
	2017	2018	2019
	US$	US$	US$
The aggregate amount of tax holidays	2,812	2,610	1,934

The aggregate effect on basic and diluted net income per share:
- Basic	0.02	0.02	0.01

- Diluted	0.02	0.02	0.01

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of September 30,
	2018	2019
	US$	US$
Deferred tax assets
Accrued expenses	1,217	984
Allowance for doubtful accounts	598	1,031
Impairment loss from long-term investments	867	1,178
Change in fair value of contingent consideration payable	435	—
Property, plant and equipment	111	103
Net operating loss carry-forwards	3,364	2,811

Total deferred tax assets	6,592	6,107
Less: valuation allowance	(881)	(2,242)

Deferred tax assets, net	5,711	3,865

Deferred tax liabilities
Intangible assets	9,236	7,085
Withholding tax on undistributed earnings	3,011	3,556
Unrealized gain on available-for-sale investments	446	647
Capitalized commission fees	—	1,407

Total deferred tax liabilities	12,693	12,695

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China - continued

As a result of the Group’s assessment of its tax positions, the unrecognized tax benefit related to transfer price position prior to the year 2009 was recorded at US$163, US$158 and US$152 as of September 30, 2017, 2018 and 2019, respectively. The subsequent changes of the unrecognized tax benefit were due to foreign currency adjustment.

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits
US$
Balance as of September 30, 2017	163
Foreign currency adjustment	(5)

Balance as of September 30, 2018	158
Foreign currency adjustment	(6)

Balance as of September 30, 2019	152

The Group does not anticipate any significant change in unrecognized tax benefits within 12 months from September 30, 2019.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

20.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$8,591, US$12,297 and US$12,773 for the years ended September 30, 2017, 2018 and 2019, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the consolidated statements of operations as incurred, which the amounts have been immaterial for the years ended September 30, 2017, 2018 and 2019.

21.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices, servers and bandwidth with initial terms of one-year or longer consisted of the following as of September 30, 2019:

US$
Years ending September 30, 2020	9,225
2021	5,169
2022	3,775
2023	3,701
2024	3,805
Thereafter	21,195

46,870

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended September 30, 2017, 2018 and 2019, total rental expenses for all operating leases amounted to US$6,607, US$10,608 and US$11,289, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

Assets pledged as security for bank borrowings

As disclosed in Note 15, on December 18, 2017 and January 5, 2018, the Company entered into two loan agreements with Hang Seng Bank for a total of US$35,300 term loan facility. In addition, the Term Loan Facility with BEA was further extended to April 1, 2020 with a new facility limit of RMB115.2 million (US$16,117) on June 27, 2019. The total facilities were secured by term deposits of RMB274.17 million (US$38,358) provided by Champion Technology, which was recorded as “restricted cash” on the consolidated balance sheet as of September 30, 2019.

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

The following table presents the changes in the Company’s noncontrolling interests during the years ended September 30, 2017, 2018 and 2019.

	Zhengbao Yucai	NetinNet	Jiangsu Asset	Beijing Ruida	Total
	US$	US$	US$	US$	US$
Balance as of September 30, 2017	16,911	7,118	—	—	24,029

Capital contribution from noncontrolling interest shareholders	60	—	—	—	60
Noncontrolling interest shareholders resulting from new acquisitions	—	—	1,262	41,336	42,598
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	(447)	(229)	(43)	(1,154)	(1,873)
(Loss) gain attributed to noncontrolling interest shareholders	(1,205)	1,830	(160)	212	677

Balance as of September 30, 2018	15,319	8,719	1,059	40,394	65,491

Capital contribution from noncontrolling interest shareholders	29	—	—	—	29
Purchase of equity interests from noncontrolling interest shareholders	—	—	—	(7,119)	(7,119)
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	(463)	(372)	(39)	(1,261)	(2,135)
Cash dividends paid to noncontrolling interests by a subsidiary	—	(291)	—	—	(291)
(Loss) gain attributed to noncontrolling interest shareholders	(6,173)	1,808	(55)	(640)	(5,060)

Balance as of September 30, 2019	8,712	9,864	965	31,374	50,915

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

22.	NONCONTROLLING INTERESTS - continued

In January 2016, the Group sold 39.94% ownership of Zhengbao Yucai to a limited partnership entity, Beijing Champion Tongxin Management Consulting LLP (“Tongxin”), for a cash consideration of US$4,824. Mr. Zhengdong Zhu, holds 53.11% interest of the partnership and serves as a co-general partner. All the partners in Tongxin are employees of the Group. Subsequent to the transaction, the Group’s interest over Zhengbao Yucai was diluted to 60.06%.

In March 2017, Zhengbao Yucai completed its issuance of 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance, and raised a total cash consideration of RMB83.3 million (US$11,900). Mr. Zhengdong Zhu, chairman and CEO of the Group, and Mr. Liankui Hu, an independent director of the Group, subscribed 63.8% and 24.6%, respectively, of the total shares issued. Immediately following the share issuance, the equity interest of the Group in Zhengbao Yucai was reduced from 60.1% to 35.8%. The Group recorded an increase of US$1,090 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of Zhengbao Yucai. Mr. Zhengdong Zhu, Mr. Liankui Hu, and a partnership, in which Mr. Zhengdong Zhu holds a majority interest, collectively have a combined equity interest in Zhengbao Yucai of 59.5%. Mr. Zhengdong Zhu, Mr. Liankui Hu, and the partnership, entered into an acting-in-concert agreement with a wholly-owned subsidiary of the Company, Champion Technology, through which the Group holds its shares in Zhengbao Yucai. In the event of dispute amongst these parties, Champion Technology remains the ultimate decision maker. As a result of the agreement, the Company continued to consolidate Zhengbao Yucai.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

On July 10, 2018, the Group entered into a new share transfer agreement, by exercising a portion of the call option, to purchase additional 11% equity interest of Beijing Ruida, for a cash consideration of RMB39.6 million (US$5,931), subject to price adjustment under certain pre-agreed conditions. Refer to Note 3. Together with the 40% equity interest acquired previously, the Group holds a total of 51% equity interest of Beijing Ruida. The noncontrolling interest of 49% equity interest over Beijing Ruida has been included in the consolidated financial statements as of September 30, 2018.

On May 15, 2019, the Group decided to exercise the remaining portion of the call option, to acquire the additional 9% equity interest of Beijing Ruida according to the agreement, for a total consideration of RMB38.3 million (US$5,580). The total consideration was paid on May 26, 2019. The Group completed the transaction on August 1, 2019, which was accounted for as an equity transaction. Together with the 51% equity interest acquired previously, the Group holds a total of 60% equity interest of Beijing Ruida.

The schedule below discloses the effect of changes in the ownership interest on the Company’s equity:

	Years ended September 30,
	2017	2018	2019
	US$	US$	US$
Net income attributable to China Distance Education Holdings Limited	14,935	11,626	21,254
Transfers from noncontrolling interest:
Increase in the Group’s additional paid-in capital in relation to capital contribution made by Zhengbao Yucai’s noncontrolling interest	1,090	—	—
Increase in the Group’s additional paid-in capital in relation to capital contribution made by Jiangsu Asset’s noncontrolling interest	—	29	—
Increase in the Group’s additional paid-in capital in relation to share purchase from noncontrolling interests of Beijing Ruida	—	—	810
Changes from net income attributable to China Distance Education Holdings Limited’s shareholders and transfer from noncontrolling interests	16,025	11,655	22,064

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

23.	SEGMENT REPORTING

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews U.S. GAAP financial information of its operating segments when making decisions about allocating resources and assessing the performance of the Group. The Group identified three operation segments, including professional education services, business start-up training services and the sales of learning simulation software during the years ended September 30, 2018 and 2019.

The Group operates primarily in the PRC and substantially all of the Group’s long-lived assets are located in the PRC. The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenues, operating costs and expenses, and operating income. Net revenues, operating costs and expenses, operating income, and total assets by segment were as follows:

	Years ended September 30,
	2017	2018	2019
	US$	US$	US$
Net revenues	130,988	166,668	211,822
Professional education services	114,190	150,484	196,047
Business start-up training services	5,276	4,608	2,796
Sales of learning simulation software	11,522	11,576	12,979

Operating costs and expenses:
Cost of sales	(57,412)	(87,883)	(104,741)
Professional education services	(50,168)	(79,168)	(96,044)
Business start-up training services	(2,069)	(2,644)	(1,777)
Sales of learning simulation software	(5,175)	(6,071)	(6,920)
Selling and marketing	(34,910)	(44,717)	(61,460)
Professional education services	(30,696)	(39,698)	(56,334)
Business start-up training services	(869)	(1,127)	(1,226)
Sales of learning simulation software	(3,345)	(3,892)	(3,900)
General and administrative	(15,955)	(16,760)	(20,064)
Professional education services	(12,890)	(14,548)	(16,745)
Business start-up training services	(1,034)	(896)	(1,930)
Sales of learning simulation software	(2,031)	(1,316)	(1,389)
Impairment of goodwill	—	—	(1,517)
Business start-up training services	—	—	(1,517)
Unallocated corporate expenses	(3,513)	(4,493)	(4,855)

Total operating costs and expenses	(111,790)	(153,853)	(192,637)
Professional education services	(93,754)	(133,414)	(169,123)
Business start-up training services	(3,972)	(4,667)	(6,450)
Sales of learning simulation software	(10,551)	(11,279)	(12,209)
Unallocated corporate expenses	(3,513)	(4,493)	(4,855)

Other operating income	1,912	3,051	2,968
Professional education services	184	643	1,053
Business start-up training services	91	76	102
Sales of learning simulation software	1,637	2,332	1,813

Operating income (loss)	21,110	15,950	22,848
Professional education services	20,620	17,797	28,672
Business start-up training services	1,395	17	(3,552)
Sales of learning simulation software	2,608	2,629	2,583
Unallocated corporate expenses	(3,513)	(4,493)	(4,855)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

23.	SEGMENT REPORTING - continued

	Years ended September 30,
	2017	2018	2019
	US$	US$	US$
Segment assets	224,551	328,925	355,350
Professional education services	133,836	236,496	273,005
Business start-up training services	45,569	46,205	36,735
Sales of learning simulation software	45,146	46,224	45,610

Total assets	224,551	328,925	355,350

Amortization and depreciation	4,790	6,299	12,723
Professional education services	3,001	4,479	10,939
Business start-up training services	36	36	69
Sales of learning simulation software	1,753	1,784	1,715

(Loss) gain from equity method investments	(153)	(172)	(1,484)
Professional education services	(153)	58	(1,173)
Business start-up training services	—	(230)	(311)
Sales of learning simulation software	—	—	—

24.	NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Years ended September 30,
	2017	2018	2019
	US$	US$	US$
Numerator:
Net income	14,935	11,626	21,254
- allocated to ordinary share - basic	14,891	11,583	21,117
- allocated to nonvested share - basic	44	43	137

Denominator:
Weighted average number of ordinary shares outstanding	131,432,211	132,363,620	133,060,900
Weighted average number of nonvested share	400,644	487,685	862,436
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	1,370,400	265,850	214,781

Weighted average ordinary shares outstanding used in computing diluted net income per share	133,203,255	133,117,155	134,138,117

Basic net income per share	0.11	0.09	0.16

Basic net income per nonvested share	0.11	0.09	0.16

Diluted net income per share	0.11	0.09	0.16

Diluted net income per nonvested share	0.11	0.09	0.16

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Share options - continued

A summary of option activity of the share option granted to employees and non-executive directors as of September 30, 2017, 2018 and 2019, and changes during the years ended September 30, 2017, 2018 and 2019 are presented below:

Share option granted to employees and non-executive directors	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, September 30, 2016	2,083,600	US$	2.86	7.55	765

Exercised	—		—
Forfeited	(58,000)	US$	3.32

Outstanding, September 30, 2017	2,025,600	US$	2.85	6.53	—

Exercised	(895,148)	US$	1.66
Forfeited	(71,352)	US$	1.17

Outstanding, September 30, 2018	1,059,100	US$	1.39	5.58	718

Exercised	—		—
Forfeited	(19,000)	US$	1.81	5.14	—

Outstanding, September 30, 2019	1,040,100	US$	1.39	4.57	—

Expected to vest, September 30, 2019	—		—

Exercisable as of September 30, 2019	1,040,100	US$	1.39	4.57	—

A summary of the activities of the share option granted to non-employees as of September 30, 2017, 2018 and 2019, and changes during the years ended September 30, 2017, 2018 and 2019 are presented below:

Share option granted to non-employees	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, September 30, 2016	57,000	—	1.55	184

Exercised	—	—

Outstanding, September 30, 2017	57,000	—	0.55	96

Exercised	(57,000)	—

Outstanding, September 30, 2018 and 2019	—	—	—	—

Exercisable as of September 30, 2018 and 2019	—	—	—	—

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Share options - continued

The Company declared a cash dividend of US$0.1125, US$0.1125 and nil per ordinary share on its outstanding shares to shareholders on the record date in the years ended September 30, 2017, 2018 and 2019, respectively. Refer to Note 26 for the disclosure of cash dividend. According to the terms of the Prior and New Plan, the exercise price was reduced for all the outstanding options by US$0.1125 during the year ended September 30, 2017 following the approval of the Company’s board of directors.

The total intrinsic value of options exercised during the years ended September 30, 2017, 2018 and 2019 were nil, US$749 and nil, respectively. The Company recorded share-based compensation expenses related to share options of US$1,216, US$1,231 and US$143 for the years ended September 30, 2017, 2018 and 2019, respectively. As of September 30, 2019, there was no unrecognized share-based compensation cost related to share options.

Nonvested shares

On December 3, 2018, the Company granted 150,000 non-vested shares to non-executive directors, which will be vested on the first anniversary of the issuance date. The grant-date value of a nonvested share was US$1.92, which was the closing price of the Company’s ADSs on NYSE on December 3, 2018. This grant resulted in a total share-based compensation of US$287, which to be recognized ratably over the requisite service period of one year.

On December 28, 2018, the Company granted 353,200 nonvested shares to executive directors, officers and employees under the New Plan. These nonvested shares are subject to a two-year vesting period with four substantially equal semi-annual installments. The grant-date value of the nonvested share was US$1.76, which was the closing price of the Company’s ADSs on NYSE on December 28, 2018. This grant resulted in a total share-based compensation of US$627, which is to be recognized ratably over the requisite service period of two years.

On January 1 and January 12, 2019, the Company granted 160,000 and 291,968 nonvested shares to the co-chief financial officers. These nonvested shares are subject to a one-year vesting period with two semi-annual installments. The grant-date value of the nonvested share was US$1.68 and US$1.71, which was the closing price of the Company’s ADSs on NYSE on January 1 and January 12, 2019, respectively. This grant resulted in a total share-based compensation of US$768, which is to be recognized ratably over the requisite service period of one year.

These nonvested shares granted are restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Nonvested shares - continued

The Company recorded share-based compensation expenses related to nonvested shares of US$895, US$1,075 and US$1,862 for the years ended September 30, 2017, 2018 and 2019, respectively. As of September 30, 2019, there was US$750 of share-based compensation related to nonvested shares that is expected to be recognized over a weighted average period of 0.8 year.

A summary of the nonvested shares activities for the years ended September 30, 2017, 2018 and 2019 is as follows:

	Number of Nonvested shares outstanding	Weight average grant-date fair value	Aggregated intrinsic value
	US$
Nonvested shares outstanding as of September 30, 2016	463,983	3.72	1,498

Granted	125,000	3.03
Vested	(260,593)	3.75

Nonvested shares outstanding as of September 30, 2017	328,390	3.44	551

Granted	468,600	2.29
Vested	(346,493)	3.11

Nonvested shares outstanding as of September 30, 2018	450,497	2.49	933

Granted	955,168	1.76
Forfeited	(19,944)	2.13
Vested	(678,881)	2.16

Nonvested shares outstanding as of September 30, 2019	706,840	1.84	965

Nonvested shares expected to vest as of September 30, 2019	706,840	1.84	965

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Share-based compensation expenses

Total share-based compensation expense of share-based awards granted to employees, non-employees and non-executive directors recognized for the years ended September 30, 2017, 2018 and 2019 are as follows:

	As of September 30,
	2017	2018	2019
	US$	US$	US$
Cost of sales	164	161	23
General and administrative expenses	1,862	2,065	1,972
Selling expenses	85	80	10

	2,111	2,306	2,005

26.	CASH DIVIDEND

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

(1)

In December 2019, the Company granted 541,132 nonvested shares to executive directors, officers and employees. These nonvested shares are subject to one-year vesting period. The Company is in the process of assessing the accounting impact of this transaction.

(2)

In January 2020, the Company granted 393,556 nonvested shares to the Co-CFOs. These nonvested shares are subject to one-year vesting period. The Company is in the process of assessing the accounting impact of this transaction.

(3)

In January 2020, the Group entered into an investment agreement with a professional training services provider, to acquire 20% of its equity interest for a consideration of RMB10.0 million (US$1,399). The Group is in the process of assessing the accounting impact of this transaction.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(In thousands, except share data and per share data)

	As of September 30,
	2018	2019
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	2,223	1,383
Prepayment and other current assets	271	381
Amounts due from subsidiaries	8,669	8,474

Total current assets	11,163	10,238

Non-current assets
Long-term investments	2,733	1,289
Investment in subsidiaries	161,896	192,265

Total non-current assets	164,629	193,554

Total assets	175,792	203,792

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other liabilities	1,144	989
Amounts due to subsidiaries	79,836	98,434
Bank borrowings	50,538	31,538

Total current liabilities	131,518	130,961

Total liabilities	131,518	130,961

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 133,275,521 and 134,210,745 shares issued and outstanding as of September 30, 2018 and 2019, respectively)	13	13
Additional paid-in capital	21,557	24,507
Accumulated other comprehensive loss	(7,013)	(12,357)
Retained earnings	29,717	60,668

Total equity	44,274	72,831

Total liabilities and equity	175,792	203,792

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS

(In thousands, except share data and per share data)

	For the years ended September 30,
	2017	2018	2019
	US$	US$	US$
Cost of sales	(164)	(161)	(23)
Selling expenses	(85)	(80)	(10)
General and administrative expenses	(3,250)	(2,887)	(3,100)

Operating loss	(3,499)	(3,128)	(3,133)
Equity in income of subsidiaries and variable interest entities	19,287	14,763	23,776
Interest income	1	1	21
Interest expense	(1,362)	(2,110)	(2,261)
Exchange gain	508	2,100	2,851

Net income	14,935	11,626	21,254

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share data and per share data)

	Years ended September 30,
	2017	2018	2019
	US$	US$	US$
Net income	14,935	11,626	21,254
Other comprehensive loss Foreign currency translation adjustment	(122)	(6,245)	(6,719)

Total comprehensive income	14,813	5,381	14,535

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(In thousands, except share data and per share data)

	For the years ended September 30,
	2017	2018	2019
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash generated from (used in) operating activities	4,383	(9,575)	18,025
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of available-for-sale investment	(911)	—	—

Net cash used in investing activity	(911)	—	—
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share options exercised by employees	—	1,489	—
Loan to optionees in connection with exercise of options	—	(1,558)	—
Repayment of loan to optionees in connection with exercise of options	199	193	135
Capital contribution from noncontrolling interests	1,090	29	—
New short-term loans drawn down	14,414	20,573	—
Loan repayments			(19,000)
Dividends paid to shareholders	(14,839)	(14,949)	—

Net cash generated from (used in) financing activities	864	5,777	(18,865)

Net increase (decrease) in cash and cash equivalents and restricted cash	4,336	(3,798)	(840)
Cash and cash equivalents and restricted cash at beginning of the year	1,685	6,021	2,223

Cash and cash equivalents and restricted cash at end of the year	6,021	2,223	1,383

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share data and per share data)

1.	BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIEs. The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries, VIEs and VIEs’ subsidiaries were over the 25% of the consolidated net assets of the Group as of September 30, 2019.

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

The Parent Company’s share of equity in income in subsidiaries and the VIEs recognized in years ended September 30, 2017, 2018 and 2019 were US$19,287, US$14,763 and US$23,776, respectively.