Form 20-F
period 2020-09-30
China Distance Education Holdings LTD
filed 2021-01-22
CIK 1438644

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2020
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
c/o 18th Floor, Xueyuan International Tower
1 Zhichun Road
, Haidian District
Beijing 100083, People’s Republic of China
(Address of principal executive offices)
Mr. Zhengdong Zhu, Chief Executive Officer
c/o 18th Floor, Xueyuan International Tower
1 Zhichun Road, Haidian District
Beijing 100083, People’s Republic of China
Tel: +86 10-8231-9999
E-mail: IR@cdeledu.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 135,320,433 ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
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
This annual report on Form
20-F
includes our audited consolidated statements of operation data for the fiscal years ended September 30, 2018, 2019 and 2020 and audited consolidated balance sheet data as of September 30, 2019 and 2020.
Our American depositary shares, or ADSs, each representing four ordinary shares, are listed on the New York Stock Exchange, Inc., or the NYSE, under the symbol “DL.”
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

•
Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange;

•	the impact of the outbreak of the coronavirus disease (“COVID-19”); and

•
the impact of the completion or termination of the currently pending going-private transaction with respect to the Company described in “Item 4.A. History and Development of the Company — Proposed Going-private Transaction.”

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
A. Selected Consolidated Financial Data
The selected consolidated statements of operations data for the fiscal years ended September 30, 2018, 2019 and 2020 and the selected consolidated balance sheets data as of September 30, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended September 30, 2016 and 2017 and the selected consolidated balance sheets data as of September 30, 2016, 2017 and 2018, are derived from our audited consolidated financial statements, which are not included in this annual report. The following information should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Years Ended September 30,
	2016	2017	2018	2019	2020
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	93,923	95,503	117,026	145,917	159,338
Books and reference materials	8,067	8,980	10,213	27,372	22,061
Others	15,558	26,505	39,429	38,533	28,159
Total net revenues	117,548	130,988	166,668	211,822	209,558
Cost of sales:
Cost of services and others (5)	(43,796)	(50,540)	(78,936)	(85,252)	(81,976)
Cost of tangible goods sold	(4,538)	(6,872)	(8,947)	(19,489)	(19,622)
Total cost of sales	(48,334)	(57,412)	(87,883)	(104,741)	(101,598)
Gross profit	69,214	73,576	78,785	107,081	107,960
Operating expenses:
Selling expenses (5)	(24,517)	(34,910)	(44,717)	(61,460)	(69,848)
General and administrative expenses (5)	(16,778)	(19,468)	(21,253)	(24,919)	(25,478)
Impairment of goodwill	—	—	—	(1,517)	—
Total operating expenses	(41,295)	(54,378)	(65,970)	(87,896)	(95,326)
Change in fair value in connection with business combination	—	—	84	695	—
Other operating income	806	1,912	3,051	2,968	6,155
Operating income	28,725	21,110	15,950	22,848	18,789
Interest income (expense), net	1,465	482	(809)	(612)	1,534
Exchange gain (loss)	2,462	128	2,476	3,296	(5,261)
Impairment loss from long-term investments	—	(679)	(2,835)	(6,920)	(910)
Gain from disposal of an investment	—	—	—	318	—
Gain from deconsolidation of a subsidiary	—	—	—	6,869	—
Income before income taxes	32,652	21,041	14,782	25,799	14,152
Income tax expense	(6,150)	(4,620)	(2,307)	(8,121)	(5,460)
Loss from equity method investments	(91)	(153)	(172)	(1,484)	(555)
Net income	26,411	16,268	12,303	16,194	8,137
Less: Net income (loss) attributable to noncontrolling interest	121	1,333	677	(5,060)	(2,293)
Net income attributable to China Distance Education Holdings Limited	26,290	14,935	11,626	21,254	10,430
Net income per ordinary share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.19	0.11	0.09	0.16	0.08
Diluted	0.19	0.11	0.09	0.16	0.08
Dividends declared per share	0.225	0.1125	0.1125	—	0.145

	Years Ended September 30,
	2016	2017	2018	2019	2020
	(In thousands of $, except share, per share and per ADS data)
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders (1)
Basic	0.77	0.45	0.35	0.64	0.31
Diluted	0.76	0.45	0.35	0.64	0.31
Weighted average shares used in calculating net income per share:
Basic	136,497,929	131,432,211	132,363,620	133,060,900	133,984,929
Diluted	138,465,944	133,203,255	133,117,155	134,138,117	135,232,224
Other Consolidated Financial Data :
Gross Margin (2)	58.9%	56.2%	47.3%	50.6%	51.5%
Operating Margin (3)	24.4%	16.1%	9.6%	10.8%	9.0%
Net Margin (4)	22.4%	11.4%	7.0%	10.0%	5.0%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents operating income as a percentage of net revenues.
(4)	Net margin represents net income attributable to CDEL as a percentage of net revenues.
(5)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	Years Ended September 30,
	2016	2017	2018	2019	2020
	(in thousands of $)
Cost of services and others	162	164	161	23	139
Selling expenses	84	85	80	10	58
General and administrative expenses	1,769	1,862	2,065	1,972	2,421
Total share-based compensation expenses	2,015	2,111	2,306	2,005	2,618

	As of September 30,
	2016	2017	2018	2019	2020
	(in thousands of $)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	53,677	60,526	30,826	67,977	80,056
Term deposits	—	—	—	—	13,440
Restricted cash – current	15,547	34,855	51,736	38,358	4,212
Restricted cash – non-current	—	—	—	—	16,849
Short-term investments	1,278	5,261	17,073	22,118	20,343
Long-term investments	3,079	43,631	33,837	25,379	26,324
Total assets	148,920	224,551	328,925	355,350	398,139
Short-term bank borrowings	15,551	29,965	50,975	38,502	4,012
Deferred revenue – current	36,332	50,506	78,194	94,202	105,953
Refundable fees – current	862	1,074	13,837	435	1,729
Deferred revenue – non-current	—	—	—	33,564	33,928
Refundable fees – non-current	—	—	—	2,440	2,602
Long-term bank borrowing	—	19,930	12,027	—	16,000
Total liabilities	92,448	151,739	219,160	231,604	271,195
Total China Distance Education Holdings Limited shareholders’ equity	45,236	48,783	44,274	72,831	77,975
Total noncontrolling interest	11,236	24,029	65,491	50,915	48,969
Total liabilities and equity	148,920	224,551	328,925	355,350	398,139
Ordinary shares	13	13	13	13	14
Exchange Rate Information
We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the Federal Reserve Bank of New York. In other parts of this annual report, unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB6.7896 to $1.00, the noon buying rate in effect as of September 30, 2020 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Summary of Risk Factors
An investment in our ADSs is subject to a number of risks, including risks relating to our business, risks relating to our corporate structure and restrictions on our industry, risks relating to conducting business in China and risks related to our ADSs. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.
Risks Relating to Our Business

•
If we are unable to continue to attract course participants to enroll in our courses, or to charge our course participants competitive but profitable fees, our revenues may decline and we may not be able to maintain profitability.

•
If we fail to develop and introduce new courses, services and products that meet our target course participants’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

•
If we fail to maintain and enhance recognition of our brands, we may face difficulty in obtaining new business partners and course participants, and our business reputation and operating results may be harmed.

•
Our business could be adversely affected if there are changes in the perceived difficulty, requirements or formats of professional examinations, courses and continuing education in China, or if certain professional qualifications and certificates are cancelled by the government authorities.

•	Our business could be adversely affected if there are changes in the timing of release of examination policies.

•	Our business is dependent on our lecturers comprised primarily of academics and experienced practitioners within their respective industries who are typically engaged on a part-time contractual basis.

•	Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.

•
The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could have an adverse effect on our business, results of operations and financial condition.

•	Failure to attract and retain qualified personnel and experienced senior management could disrupt our operations and adversely affect our business and competitiveness.

•	Our financial performance and prospects could be affected by natural calamities or health epidemics.
Risks Relating to Our Corporate Structure and Restrictions on Our Industry

•
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

•	Our contractual arrangements may be subject to national security review under PRC laws and regulations and, thus, be challenged by relevant regulatory authorities.

•	We rely on contractual arrangements with our affiliated PRC entities and their shareholders for our China operations, which may not be as effective in providing operating control as direct ownership.

•	New legislation or changes in the PRC regulatory requirements regarding private education may affect our business operations and prospects.

•	The shareholders of our affiliated PRC entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

•
We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements. Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses.

•
If any of our affiliated entities fails to obtain and maintain the licenses and approvals required to conduct its internet related business in China, our business, financial condition and results of operations may be materially and adversely affected.

•	Any changes in the PRC foreign investment legal regime may materially and adversely affect our operations and the contractual arrangements.
Risks Relating to Conducting Business in China

•
PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the education market, which in turn could adversely affect our business.

•
Evolution of and uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely impact our corporate structure and business and limit the legal protections available to you and us.

•	Fluctuations in exchange rates could result in foreign currency exchange losses.

•	The discontinuation of any of the preferential tax treatments currently available us could materially increase our tax liabilities.

•
The audit reports included in this annual report are prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

Risks Relating to Our ADSs

•
Stock prices of companies with business operations primarily in China have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

•	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

•
The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, and the procedures established by the depositary. The process of voting through the depositary may involve delays that limit the time available to you to consider proposed shareholders’ actions and also may restrict your ability to subsequently revise your voting instructions.

•
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. federal or state laws, holders of ADSs may have less protection of shareholder rights than they would under U.S. federal or state laws.

•	Certain judgments obtained against us by our shareholders may not be enforceable.

Risks Relating to Our Business
If we are unable to continue to attract course participants to enroll in our courses, or to charge our course participants competitive but profitable fees, our revenues may decline and we may not be able to maintain profitability.
The continued success and growth of our business depend primarily on the number of enrollments in our courses and the amount of course fees that we can charge. This in turn will depend on several factors, including our ability to develop new courses and improve existing courses to respond to changes in market trends and demands of course participants, to effectively market our courses to a broader base of prospective course participants, to train and retain qualified lecturers and tutors, to develop or acquire additional high-quality educational content and to respond to competitive pressures. In addition, the expansion of our courses, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new courses, services and products or to maintain their quality and consistency, or other factors. Furthermore, we may not be able to develop and offer additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. In December 2018, we decided to dispose of 60% of our interest in the “Tax School Program” to its management team because this business had not yet generated reasonable returns after several years of investments. In addition, the revenue from business start-up
training services in fiscal years 2019 and 2020 declined by 39.3% and 21.1% from fiscal years 2018 and 2019, respectively. If we are unable to continue to attract course participants to enroll in our courses, increase enrollments in our relatively new courses, or charge competitive but profitable fees, our revenues may decline and we may be unable to achieve revenue growth or maintain our profitability.
If we fail to develop and introduce new courses, services and products that meet our target course participants’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.
Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the healthcare, engineering & construction, law and other industries, as well as other forms of online and offline education. In addition to regular classes, we have also introduced, in the past, “elite” classes and “premium” classes within some of our most popular course offerings to better serve the needs of high-end
course participants. The profitability of the elite and premium classes may be subject to risks given that the course participants enjoy refund or discount privileges if certain pre-agreed
conditions are met. We also offer business
start-up
training courses, which are subsidized by the PRC government, the profitability of which may be subject to risks given that the subsidy we are entitled to receive from the government in certain provinces and cities may be reduced if certain stipulated conditions in the government’s subsidy policies are not met. Our acquisition of Xiamen NetinNet Software Co., Ltd., or Xiamen NetinNet in May 2016 further complements our suite of learning solutions for the college market, and enables us to offer comprehensive accounting simulation-based educational content to college students aimed at enriching their learning experience and complementing traditional college teaching methods. In fiscal year 2016, we introduced employment guidance services for accounting professionals which consisted of accounting practical skills training courses and employment guidance services. Our acquisition of Jiangsu Asset in November 2017 further broadens our services to small and medium sized enterprises, or SMEs, by introducing accounting and related advisory services and provides valuable internship opportunities to students in our College Cooperation Program. Our acquisition of Beijing Ruida in July 2018 further strengthens our legal education vertical by adding a leading national legal professional qualification examination preparation business to our portfolio of education services. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.
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
We believe that market awareness of our key brands, such as “Chinaacc”, “med66.com” and “Beijing Ruida,” have contributed significantly to the success of our business. Maintaining and enhancing these key brands, further improving our brands in other industries and introducing new brands are critical to our efforts to grow our course participant base and attract additional business partners. We may need to incur significant marketing and promotion costs to maintain and enhance our brands. Failure to maintain and enhance recognition of our brands could have a material and adverse effect on our business, operating results and financial condition.
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
We provide test preparation courses for participants of professional qualification examinations. The preparation period for the examination participants may vary due to changes in the timing of release of the related examination policies. For instance, in July 2016, the examination policy of the National Pharmacist Qualification Examination was released almost one month later than the release date in 2015. With the examination date remaining unchanged, the preparation period for participants in the National Pharmacist Qualification Examination was shortened from four months in 2015 to three months in 2016. As a result, the number of enrollments, and therefore, our revenue generated from the related course offerings were adversely affected. If there are any other material changes in the timing of release of examination policies related to our course offerings, which result in shorter preparation periods for examination participants, the demand for such course offerings may be adversely affected, and our financial condition and results of operations could be adversely impacted.
Changes in the government authorities’ subsidy policy with respect to our business start-up
training courses could adversely affect our financial condition and results of operations.
We provide business
start-up
training courses, which are sponsored by government authorities, to university students and job seekers using materials prepared in accordance with requirements of the relevant government authorities in various provinces and cities. We do not charge fees to course participants enrolled in our business start-up
training courses; instead, we receive payments from the relevant government authorities for courses provided. Our net revenue generated from such courses is conditioned on our ability to meet the government stipulated conditions under the subsidy policies, which are determined by the government authorities’ assessment of the passage rate of our course participants’ business proposals as evaluated by such authorities, as well as the business start-up
rate and employment rate of our course participants. If there are any material changes to the government subsidy policy, and we are unable to meet the newly stipulated conditions or to address these changes in a timely manner, our revenue generated from business start-up
training courses may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

Our business is dependent on our lecturers comprised primarily of academics and experienced practitioners within their respective industries who are typically engaged on a part-time contractual basis.
The vast majority of our lecturers are academics from post-secondary educational institutions and experienced practitioners within their respective industries in China who typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. A significant portion of our legal courses are offered by Beijing Ruida lecturers who are also the founders and shareholders of Beijing Ruida. The popularity and effectiveness of our courses depend, in part, on the teaching ability of these lecturers and their reputation as skilled lecturers. Consequently, our reputation and operating results could be adversely affected if we fail to attract qualified lecturers or to maintain or improve the quality of our lectures. For example, if our lecturers fail to deliver quality lectures as a result of inadequate devotion of their time and energy to our courses or for other reasons, our business may be adversely affected. In addition, as the education industry grows and matures, we may face increasing competition from our competitors for lecturers with good reputations and effective teaching skills, and on whom we rely for delivering quality services and to maintain and promote our leading market position. Additionally, our lecturers may join our competitors or set up competing businesses after they discontinue their relationship with us, which could further adversely affect our operating results. Furthermore, China has promulgated certain regulations in November 2016 prohibiting post-secondary teachers from engaging in part-time jobs without approval from their employers and prohibiting public school teachers working in primary and secondary education institutions from engaging in part-time jobs to provide tutoring services. If our lecturers choose to, or are forced to, discontinue their relationship with us to comply with the relevant regulations, we will need to seek new lecturers to replace them. We cannot assure you we will be able to find suitable replacements at a reasonable cost on a timely basis, if at all.
Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of
COVID-19.
Since the beginning of 2020, there has been an outbreak of
COVID-19
in China and other countries, which has adversely affected our business and financial performance. For example, during the onset of the
COVID-19
pandemic, in order to support our students across China with high-quality online professional education at a time when offline classes were suspended, we provided free online courses to students in Hubei province, the initial epicenter of the epidemic in China, and significant discounts for certain online exam preparation courses to students outside Hubei. While our socially responsive actions resulted in a surge in enrollment in fiscal year 2020, our cash receipts from online course registration have declined significantly. Also, certain professional certification examinations in accounting, healthcare, engineering & construction, legal and other fields were postponed or suspended due to the
COVID-19
pandemic across China. The service periods of the course offerings of these examinations were extended accordingly. As a result of the significant decrease in cash receipts from online course registration and the extension of service periods of our courses, revenue growth from online education services was adversely impacted in fiscal year 2020. Revenues from sale of books and reference materials and other services, including offline training courses and sale of learning simulation software, were also impacted significantly by
COVID-19
pandemic.
With the continued sporadic outbreak of
COVID-19
in Hebei, Beijing and other locations across China, professional certification examinations may be further postponed or cancelled, which may continue to affect our business operations, financial condition and operating results for fiscal year 2021.
The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could have an adverse effect on our business, results of operations and financial condition.
On December 1, 2020, our company entered into a definitive agreement and plan of merger with Champion Distance Education Investments Limited and China Distance Learning Investments Limited in connection with a proposed going-private merger. For more details, see “Item 4.A. History and Development of the Company — Proposed Going-private Transaction.” The merger is subject to a number of customary closing conditions, including the proposed going-private transaction having been authorized and approved by an affirmative vote of shareholders representing at least two-thirds
of the voting power of the outstanding ordinary shares entitled to vote present and voting in person or by proxy at an extraordinary general meeting of our shareholders. There can be no assurance that the proposed going-private transaction will be approved or consummated. The process of consummating the proposed going-private transaction or any other significant strategic transaction involving our company could cause disruptions in our business and divert our management’s attention and other resources from day-to-day
operations, which could have an adverse effect on our business, results of operations and financial condition. We have incurred, and will continue to incur, significant costs, expenses, and fees for professional services and other transaction costs in connection with the proposed going-private transaction. All the fees and costs will be payable by us even if the transaction is not completed. Also, we may be subject to claims and legal actions arising in connection with the going-private transaction, and such claims and legal actions, with or without merit, may be expensive to defend, may divert our management’s attention and may have an adverse impact on our reputation. Additionally, current and prospective employees and members of management could become uncertain about their future roles with us in the event the going-private transaction is completed. This uncertainty could adversely affect our ability to retain and hire employees and members of management. In addition, the announcement and pendency of the proposed going-private transaction could have an adverse effect on our relationships with customers and third-party service providers. If the proposed going-private transaction is not completed, you will not receive the proposed transaction consideration and the price of our ADSs could decline. Additionally, the ongoing business of our company could be adversely affected and, without realizing the benefits of having completed the going-private transaction, our company will be subject to a number of risks, including payment of certain costs relating to the proposed going-private transaction, even if the proposed going-private transaction is not completed, such as legal, financial advisor and printing fees.

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
As of December 31, 2020, our
co-founder
and chief executive officer, Mr. Zhu, beneficially owned 53,119,017 ordinary shares or approximately 38.84% of our outstanding ordinary shares. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of most corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations, restructurings, the proposed going-private transaction and the sale of all or substantially all of our assets, businesses, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of interest in our controlled company, Zhengbao Yucai, and, as a result, he has significantly greater influence over Zhengbao Yucai and its corporate actions relative to us and his interests may not be aligned with our interests.
As of December 31, 2020, Mr. Zhengdong Zhu beneficially holds 38.4% equity interest in Zhengbao Yucai and thus Mr. Zhu has significant influence in determining the outcome of most corporate transactions or other matters submitted to shareholders of Zhengbao Yucai for approval, including mergers, consolidations, restructurings and the sale of all or substantially all of its assets, businesses, election of directors and other significant corporate actions.
The interests of Mr. Zhu as a shareholder of Zhengbao Yucai may not align with our interests. Although Mr. Zhu has entered into an acting-in-concert
agreement with one of our wholly-owned subsidiaries, requiring him to vote his shares as to key matters submitted to the shareholders of Zhengbao Yucai for approval in accordance with the instructions of such subsidiary, we cannot assure you that when conflicts arise, Mr. Zhu will act in our best interests or such conflicts will be resolved in our favor.
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
We have experienced seasonality in revenues from online education services primarily due to seasonal changes in course enrollments and the timing of various exams. As the majority of our course participants take courses relating to the main professional exams, which are typically held in May, September and October, we typically experience higher revenues from online education services in the second half of each fiscal year. Additionally, as the majority of our course participants for professional continuing education courses take such courses in the second half of the calendar year, we typically experience higher professional continuing education revenues during the quarters ending September 30 and December 31 of each fiscal year. Xiamen NetinNet typically experiences higher revenues from the sale of learning simulation software during the quarters ending September 30 and December 31 of each fiscal year. As the objective and subjective tests of Legal Professional Qualification Examination are typically held in September and October, respectively, Beijing Ruida typically experiences higher revenues from legal education services and products in the second half of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. Furthermore, our revenues may be significantly affected by the timing of various exams. For example, the objective and subjective tests of 2020 Legal Professional Qualification Exam, which originally were to be held in September and October, respectively, were postponed to October and November 2020, respectively, due to the impact of
COVID-19.
As a result, deferred revenue relating to the 2020 Legal Professional Qualification Exam was recognized over a longer period of time than the 2019 Legal Professional Qualification Exam. In addition, as the mix of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become even more pronounced. For more details, see “Item 4.B. Business Overview — Seasonality.”
Higher labor costs, inflation and implementation of stricter labor laws in China may adversely affect our business and our profitability.
Labor costs in China have risen in recent years as a result of social development and increasing inflation in China. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.1% and 2.9% in 2018 and 2019, respectively. The average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our course participants by increasing prices for our services or improving the utilization of our teachers and our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigations, our business and profitability may be adversely affected.
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
We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our course participants, which is also essential to maintain their confidence in our online products and services. We have deployed hardware-software combined measures to protect information security. However, advances in technology, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in a compromise or breach of the measures that we use. On December 28, 2012, SCNPC promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the Internet. The Information Protection Decision provides that Internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. In addition, Internet content providers can collect and use the user’s personal information only with the consent of users and only within the scope of such consent. On July 16, 2013, China’s Ministry of Industry and Information Technology, or MIIT, promulgated the Provisions on the Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as the information that can be used individually or in combination with other information to identify the users, including but not limited to the name, birth date, ID No., address, telephone number and account number and the information about when and where the user uses such telecommunication and internet service. On November 7, 2016, the SCNPC promulgated the PRC Cyber Security Law, which took effect on June 1, 2017. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities; and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. However, the effect of these laws on curbing hacking and other illegal online activities still remains to be seen. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our course participants; subject us to penalties imposed by administrative authorities; and disrupt our operations. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.
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
We may continue to grant share options and/or nonvested shares under our current or future share incentive plans, or modify the terms of existing share options and/or nonvested shares, which may continue to materially impact our future results of operations or result in dilution to our shareholders.
We adopted our Share Incentive Plan in April 2008, which expired in April 2018, or the Prior Plan, under which we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers. We adopted in July 2008, and amended and restated in February 2009, May 2012, and November 2017, respectively, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 34,263,934 ordinary shares as of September 30, 2020, plus an automatic annual adjustment. Pursuant to the New Plan, we had granted options for the purchase of a total of 5,962,500 ordinary shares, and issued 3,957,971 nonvested shares, to selected directors, officers and employees as of September 30, 2020. In addition, we have reduced the exercise price of certain options under our Prior and New Plans in the past. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Options, Nonvested Shares and Share Incentive Plan.” In connection with the share options we granted and nonvested shares we issued, we incurred $2.3 million, $2.0 million and $2.6 million of share-based compensation expenses in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. The expenses associated with options granted and nonvested shares issued under the share incentive plans may continue to impact our future results of operations. In addition, if we grant additional options, nonvested shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options and nonvested shares, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders.
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

In addition, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include, for example, mergers and acquisitions, restructurings, the currently pending going-private transaction, our sales performance, our ability to control costs and expenses, and our choice of financing arrangements. Any changes in the significant factors affecting our revenues from education services may cause material fluctuations in our cash generated from operations. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Overview — Specific Factors Affecting Our Results of Operations” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or customer prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. In addition, convertible debt securities would incur significant interest expense. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

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
Our business could be materially and adversely affected by natural calamities, such as floods and earthquakes or health epidemics or pandemics such as
COVID-19,
influenza, severe acute respiratory syndrome or other epidemics or pandemics. Any occurrence of natural calamities, epidemics or pandemics may result in the postponement or rescheduling of examinations, which may in turn have an adverse impact on our revenues and performance. In addition, if our employees are affected by natural calamities or contagious or virulent diseases, we may fail to provide our courses, materials and services in a timely manner, which will have an adverse impact on our financial performance. We have not adopted any written preventive measures or contingency plans to combat any future natural calamities or outbreak of epidemics or pandemics. Any natural calamities or prolonged recurrence of adverse public health developments in China may have a material and adverse effect on our business operations, financial performance and prospects.
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
We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), has adopted rules requiring every public company to include a report from management on the effectiveness of such companies’ internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to our annual report on Form
20-F
for the fiscal year ended September 30, 2020.
Our management has concluded that our internal control over financial reporting was effective as of September 30, 2020.
Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of September 30, 2020
.
See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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
Because we are a Cayman Islands company and we hold the equity interests of our PRC subsidiaries indirectly through China Distance Education Limited, a Hong Kong company, or CDEL Hong Kong, and China Healthcare Education Limited, a Hong Kong company, or China Healthcare Education, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among CDEL Hong Kong, our three PRC subsidiaries, Beijing Champion Distance Education Technology Co., Ltd., or Champion Technology; Beijing Champion Education Technology Co., Ltd., or Champion Education Technology; and Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., or Zhongxi Healthcare Education, our affiliated PRC entities, Beijing Champion and Champion Healthcare Education, and their respective shareholders. Each of Beijing Champion and Champion Healthcare Education is a PRC limited liability company 79% owned by Zhengdong Zhu, our chairman and chief executive officer and a major shareholder, and 21% owned by Baohong Yin, our co-founder
and deputy chairman, both of whom are PRC citizens. Beijing Champion holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of MIIT, which allows Beijing Champion to provide Internet content distribution services. Each of Beijing Caikaowang Company Limited, or Caikaowang, Beijing Champion Wangge Education Technology Co., Ltd. or Champion Wangge, Beijing Ruida, Beijing Champion E&C Education Technology Co., Ltd., or Beijing Champion E&C Education, Beijing Champion H&E Technology Co., Ltd., or Beijing Champion H&E, Beijing Champion Self-taught Education Technology Co., Ltd., or Beijing Champion Self-taught Education, holds an ICP license issued by the Beijing Telecommunications Administration Bureau. The ICP licenses and other approvals held by Beijing Champion and its subsidiaries are essential to the operation of our business.
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
Agreement re VIE Structure and Exclusive Option Agreement, and the related Powers of Attorney and Letter of Undertaking, are governed by PRC law, and most of these agreements (excluding the Powers of Attorney) provide for the resolution of disputes through arbitration before the China International Economic and Trade Arbitration Center, or CIETAC, in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these arrangements would be resolved through arbitration before CIETAC or, in the case of disputes arising from the Powers of Attorney or Letter of Undertaking, through litigation in the PRC, in each case in accordance with PRC legal procedures. Furthermore, although CIETAC may award the same type of relief to the prevailing party in an arbitration proceeding as that granted by a court in a civil action, CIETAC does not have the authority to enforce arbitral awards. In the event that we prevail in an arbitration proceeding before CIETAC, we may nevertheless have to apply to a PRC court for the enforcement of the arbitral award relating to the contractual arrangements. The legal environment in the PRC may not be as developed as in some other jurisdictions, such as the United States. See “— Risks Relating to Conducting Business in China —The PRC legal system embodies uncertainties that could limit the legal protections available to you and us
”
.
As a result, although the enforceability of the contractual arrangements may not be affected, the manner of enforcement may be unclear. In the event that we are unable to enforce these contractual arrangements to the fullest extent, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business would be materially and adversely affected.

Pursuant to the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, Mr. Zhengdong Zhu and Ms. Baohong Yin agree to pledge their equity interests in Beijing Champion to us to secure Beijing Champion’s performance of its obligations under the relevant contractual arrangements. Pursuant to the Equity Pledge Agreement entered into by Zhongxi Healthcare Education and Mr. Zhengdong Zhu and Ms. Baohong Yin, Mr. Zhengdong Zhu and Ms. Baohong Yin agree to pledge their equity interests in Champion Healthcare Education to us to secure Champion Healthcare Education’s performance of its obligations under the relevant contractual arrangements. The equity pledges under the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, and the equity pledges under the Equity Pledge Agreement entered into by Zhongxi Healthcare Education and Mr. Zhengdong Zhu and Ms. Baohong Yin have been registered with the relevant local branch of the State Administration for Market Regulation, or SAMR. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off
of the pledged equity. If Beijing Champion or Champion Healthcare Education or their shareholders fail to perform their respective obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of Beijing Champion or Champion Healthcare Education, as applicable, in an auction or private sale and remit the proceeds to us, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Beijing Champion or Champion Healthcare Education, as applicable.
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
(ii) non-profit
private schools shall enjoy the same preferential tax and supply of land treatment as public schools while for-profit
private schools shall enjoy the preferential tax and supply of land treatment as stipulated by the government; and
(iii) for-profit
private schools have the discretion to determine the amount of fees to charge by taking into consideration various factors such as the school operating costs and market demand, and no prior approval from government authorities is required, while non-profit
private schools shall collect fees pursuant to the measures stipulated by the local PRC government authorities. On December 30, 2016, the Ministry of Education, or the MOE, SAMR and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of
For-profit
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
Mr. Zhengdong Zhu and Ms. Baohong Yin are husband and wife, and shareholders of Beijing Champion and Champion Healthcare Education, holding equity interests of 79% and 21%, respectively, in each of Beijing Champion and Champion Healthcare Education. The interests of Mr. Zhu and Ms. Yin as shareholders of Beijing Champion and Champion Healthcare Education may differ from our interests. Although both Mr. Zhu and Ms. Yin have given undertakings to act in the best interests of Champion Technology and Zhongxi Healthcare Education, we cannot assure you that when conflicts arise, these individuals will act in our best interests or that conflicts will be resolved in our favor. In addition, Mr. Zhu and Ms. Yin may breach or cause Beijing Champion and its subsidiaries and Champion Healthcare Education to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have arrangements to address potential conflicts of interest Mr. Zhu or Ms. Yin may encounter in his or her capacity as a record owner and director of Beijing Champion and Champion Healthcare Education, on the one hand, and as a beneficial owner and director of our company, on the other hand. We rely on Beijing Champion, Champion Healthcare Education, Mr. Zhu and Ms. Yin to comply with the laws of China, which protect contracts, including the contractual arrangements among Beijing Champion, its subsidiaries, Champion Healthcare Education, their respective shareholders and us, which provide that Mr. Zhu and Ms. Yin should act in the best interest of our company despite being record owners of Beijing Champion and Champion Healthcare Education. We also rely on Mr. Zhu and Ms. Yin to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly, in good faith and in our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes among us, Beijing Champion or Champion Healthcare Education, as applicable, Mr. Zhu and Ms. Yin, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
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
The Internet industry in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. Each of our affiliated entities including Beijing Champion, Caikaowang, Champion Wangge, Beijing Ruida, Beijing Champion E&C Education, Beijing Champion H&E, and Beijing Champion Self-taught Education is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. Beijing Champion, Caikaowang, Champion Wangge, Beijing Ruida, Beijing Champion E&C Education, Beijing Champion H&E, and Beijing Champion Self-taught Education have obtained primary approvals including an ICP license or filings for our 19 websites. These licenses are essential to the operation of our business and we are generally required to file annual reports to the relevant governmental authorities. Our affiliated entities, however, may be required to obtain additional licenses, such as an Online Publishing Services License for engaging in online publishing service, an Internet News Information Services Provision Approval for engaging in distribution of news through the Internet, a Talents Intermediary Service License for providing information network talents intermediary service and a Permit of Internet Cultural Activities for certain content posted on our websites and mobile apps, including our course materials, which may be deemed as “internet cultural products,” some of which may be difficult or time-consuming for us to obtain. If any of our affiliated entities fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

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
Due to uncertainties with respect to the interpretation and application of the Internet Audio-Video Program Measures, each year, we and our PRC counsel consult the Beijing Branch of SAPPRFT, or Beijing SAPPRFT, which is the competent authority in Beijing to grant the License for Disseminating Audio-Video Programs through Information Network, regarding whether online education services providers like us that provide audio-video educational courses and programs through the Internet only to enrolled course participants should apply for the said license. Prior to 2011, the officials in Beijing SAPPRFT consistently conveyed to us that we were not required to apply for the said license as we only transmit audio-video educational courses and programs through the Internet to enrolled course participants instead of the general public. However, in January 2011, a joint administrative enforcement commission of the Beijing government (including Beijing SAPPRFT) issued a warning to us and fined us RMB6,000 for providing audio-video educational courses without obtaining the License for Disseminating Audio-Video Programs through Information Network. Thereafter, we submitted our application for such license to Beijing SAPPRFT. On August 1, 2011, Beijing SAPPRFT sent us an official response stating that it determined that we are not required to obtain the License for Disseminating Audio-Video Programs because our numerous education-related activities do not fall under the “Internet audio-visual services program.” We cannot guarantee that Beijing SAPPRFT will not change its position or that the reply will not be challenged by higher authorities in China, or that we will not be asked to obtain the said license again. If the regulatory authorities take any such action against us, it may materially and adversely affect our business. Moreover, if we are asked to re-register
with relevant authorities or obtain the required license, we cannot assure you that our future application(s) will be approved by relevant authorities in a timely manner or at all. If we are subsequently required to and are unable to re-register
or obtain the necessary license in a timely manner, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

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
As it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to comply with the Foreign Investment Law and relevant rules could result in material and adverse effects on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all
provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to be promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and, if so, how our contractual arrangements will be dealt with. In addition, if future laws, administrative regulations or provisions to be prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. On December 12, 2019, the Standing Committee of the State Council adopted the Implementation Rules of Foreign Investment Law (draft). On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law, effective from January 1, 2020 in replacement of the implementation rules and ancillary regulations of Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. Substantial uncertainties exist with respect to how the relevant government authorities would interpret and implement such rules in practice, which may incur additional costs for us to comply with such rules. If any of Beijing Champion, its subsidiaries or Champion Healthcare Education, or their future subsidiaries are found to be in violation of the Foreign Investment Law and its implementation rules and/or any other laws or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations and impose penalties which may result in material adverse effect on our ability to conduct our business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of Beijing Champion, its subsidiaries or Champion Healthcare Education, or our right to receive their economic benefits, we would no longer be able to consolidate these entities.
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
The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, PRC economic growth gradually slowed in recent years, and the impact of
COVID-19
on the Chinese economy in 2020 was severe. Demand for our products and services depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential course participants to delay or cancel their plans to participate in our education courses, which in turn could reduce our net revenues.
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
The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, stricter or looser employment policies for particular industries or, changes in private education laws or tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, stemming from events such as the past financial services and economic crises, and the current
COVID-19
pandemic. The various economic and policy measures the PRC government adopts to forestall economic downturns or shore up the PRC economy may adversely affect our business. We cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us.
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
Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Four of our PRC operating subsidiaries, Champion Technology, Champion Education Technology, Zhongxi Healthcare Education and Jiangsu Champion Education Technology Co., Ltd., or Jiangsu Champion Technology, are wholly foreign-owned enterprises, and all are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our other PRC operating subsidiaries, controlled companies and PRC affiliated entities are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, on March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, effective from January 1, 2020 in replacement of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. As it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to comply with the Foreign Investment Law and relevant rules could result in material and adverse effects on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all
provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to be promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and, if so, how our contractual arrangements will be dealt with. In addition, if future laws, administrative regulations or provisions to be prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. On December 12, 2019, the Standing Committee of the State Council adopted the Implementation Rules of Foreign Investment Law (draft). On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law, effective from January 1, 2020 in replacement of the implementation rules and ancillary regulations of Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. Substantial uncertainties exist with respect to how the relevant government authorities would interpret and implement such rules in practice, which may incur additional costs for us to comply with such rules.
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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it further expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. The value of the Renminbi against the U.S. dollar appreciated approximately 5.8% in 2017, depreciated approximately 5.0% in 2018, depreciated approximately 1.6% in 2019 and appreciated approximately 6.5% in 2020. It is difficult to predict how market forces, or PRC or U.S. government policy, in particular, the outbreak of trade war between PRC and U.S. and the imposition of additional tariffs on goods to each other in recent years, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology, controlled companies, Zhengbao Yucai and Xiamen NetinNet, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.
In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementation rules of the EIT Law, both of which became effective on January 1, 2008. On February 24, 2017 and December 29, 2018, the EIT Law was amended, respectively. On April 23, 2019, the implementation rules of the EIT Law were amended. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out
rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The qualification criteria are significantly higher than those prescribed by the old tax rules. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the EIT Law on December 24, 2008 with a valid period of three years starting from January 1, 2008 and renewed the certificates in 2011, 2014, 2017 and 2020, respectively, for another three years. As a result, Beijing Champion was and will be subject to the tax rate of 15% from 2008 through 2022. Champion Technology was subject to the tax rate of 7.5% for 2008 through 2009 and, was and will be subject to 15% from 2010 through 2022. In addition, Zhengbao Yucai obtained the qualification certificate of high and new technology enterprise under the EIT Law on November 12, 2012 with a valid period of three years starting from January 1, 2012, and renewed the certificate in 2015 and 2018, respectively, each for another three years. As a result, Zhengbao Yucai was and will be subject to the tax rate of 15% from 2012 through 2020. Furthermore, Xiamen NetinNet obtained the qualification certificate of high and new technology enterprise under the EIT Law on September 30, 2014 with a valid period of three years starting from January 1, 2014, and renewed the certificate in 2017 and 2020 for another three years. As a result, Xiamen NetinNet was and will be subject to the tax rate of 15% from 2014 through 2022. The continued qualification of a high and new technology enterprise will be subject to annual evaluation and a three-year review by the relevant government authority in China. The PRC tax policies, interpretations, and practices regarding the overlap, phase-out,
and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Beijing Champion, Champion Technology, Zhengbao Yucai and Xiamen NetinNet will continue to qualify as high and new technology enterprises under the EIT Law, enjoy the preferential treatments under the phase-out
rules, not encounter any challenges regarding past application for such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

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
non-PRC
shareholders.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2020 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.
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
Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident
enterprises are not required to obtain
pre-approval
from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident
enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax
filing examinations by the relevant tax authorities. In February 2018, the SAT issued a new circular on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which became effective on April 1, 2018 and replaced Circular 601. Circular No. 9 provides a more flexible framework in determining whether an applicant engages in substantive business activities. In addition, in the event that an applicant who derives dividends from China does not satisfy the criteria for “beneficial owner,” but the person who holds 100% ownership interests in the applicant directly or indirectly satisfies the criteria for “beneficial owner” and the circumstances satisfy either of the following two circumstances: (1) if the person who satisfies the “beneficial owner” criteria is a resident of the same country(region) as the applicant; (2) if the person who satisfies the “beneficial owner” criteria is not a resident of the same country(region) as the applicant, but the person and any intermediary shareholders through which the person is indirectly holding the shares of the applicant are all “qualified persons”, the applicant will be deemed as a “beneficial owner.” In October 2019, the SAT published new rules on administrative measures for non-resident
taxpayers to enjoy treatments under tax treaties, or Circular 35, which became effective on January 1, 2020 in place of Circular 60. Circular 35 simplified the procedures to claim treaty benefits from “filing documents for record” to “retaining documents for follow-up.”

As a result, although our four PRC subsidiaries, Champion Education Technology, Champion Technology, Zhongxi Healthcare Education and Jiangsu Champion Technology, are currently wholly owned by our Hong Kong subsidiaries, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If CDEL Hong Kong and China Healthcare Education cannot be recognized as the beneficial owner of the dividends to be paid by Champion Education Technology, Champion Technology, Jiangsu Champion Technology and Zhongxi Healthcare Education, respectively, to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law and its implementing rules. This could have the effect of increasing our effective income tax rate and could also have an adverse effect on our net income and results of operations.
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
The audit reports included in this annual report are prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed
PRC-based
companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.
Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the “PCAOB,” is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the PRC authorities, our independent registered public accounting firm is not currently inspected by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.
On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the Ministry of Finance, or the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and the PRC. On inspection, it appears that the PCAOB continues to be in discussions with the PRC regulators CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with PCAOB in relation to the audit of the PRC companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in the PRC. The joint statement reflects a heightened interest in this issue. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including the PRC, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in the PRC, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on the PRC companies listed in the U.S.
On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or
“Non-Cooperating
Jurisdictions” (NCJs), the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit
from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit
firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing
from the NYSE, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States . There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

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
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular the PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. The HFCAA was signed into law by the president of the United States on December 18, 2020. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.
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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the PRC accounting firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the PRC accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents would normally be made to the CSRC. The PRC accounting firms would receive matching Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month
bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.
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
There have been regulations promulgated by various government authorities in China that govern the public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings promulgated on December 16, 1996 by the State Administration of Industry and Commerce (now known as State Administration of Market Regulation, or SAMR), or the SAMR measures, corporate records such as registration records, registration documents submitted for approval, records relating to the change of the enterprise, records relating to the cancellation or revocation of the enterprise and records relating to the supervision and inspection of the enterprise can be inspected by the public through computers without restrictions, while a company’s book records and filings can only be inspected by authorized government officials or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In practice, local market regulation administration authorities in different cities have adopted various regional regulations which impose more stringent restrictions than the SAMR measures by restricting the scope of information that the public can freely access. Many local market regulation administration authorities only allow unrestricted public access to such basic corporate information as name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not subject to restriction on access under the SAMR measures) is only granted to authorized government officials or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation.

However, neither the SAMR nor the local market regulation administration authorities were reported to have strictly implemented the restrictions under either the SAMR measures or the various regional regulations before early 2012. As a result, before early 2012, the public, including public shareholders of China-based, U.S.-listed companies and other market participants, such as lawyers and research firms, were reported to be able to access all or most corporate records and filings of these listed companies’ PRC entities maintained with the market regulation administration authorities. Such records and filings were reported to have formed important components of researches on certain China-based, U.S.-listed companies, which researches claimed to have uncovered wrongdoings and fraud committed by these companies on the basis of (i) the disparities found between the listed companies’ reported results and their PRC entities’ financial reports filed with market regulation administration authorities, and (ii) information on material changes of the PRC entities, such as transfers of equity interests of significant PRC subsidiaries, that were filed with the market regulation administration authorities but not properly disclosed by such listed companies as required under the U.S. securities law and the SEC’s disclosure requirements. The significant disparities found between (i) certain China-based, U.S.-listed companies’ reported results and other disclosure and (ii) their PRC entities’ financial reports and other records filed with market regulation administration authorities were also reported to have formed the basis of several class actions against such listed companies in the U.S.
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
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by our shareholders in protecting their interests.

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
In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for various business reasons. Factors such as variations in our revenues, earnings and cash flow; announcements concerning the currently pending going-private transaction; new investments, cooperation arrangements, and acquisitions; cessation, disposal, restructuring or reorganization of business lines; significant impairment of goodwill and impairment losses from long-term investments; legal disputes; declaration of dividends; fluctuations in market prices for our services; and financing activities could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of September 30, 2020, there were 135,320,433 ordinary shares outstanding. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of September 30, 2020, there were 969,000 outstanding options to purchase ordinary shares, out of which almost all outstanding options have vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADS could decline.
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
Based on the composition of our assets and income during the taxable year ended September 30, 2020, we believe we were not a PFIC for that taxable year. However, there can be no assurance that we will not be a PFIC in any future taxable year, as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets that are passive and non-passive
assets, respectively, the aggregate value of our assets should generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive
assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, which could affect our PFIC status in future years.
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
Our corporate affairs are governed by our second amended and restated memorandum of association and articles of association, the Cayman Islands Companies Act (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States. In addition, some jurisdictions, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company, and Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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
A. History and Development of the Company
We operate a U.S. listed company, China Distance Education Holdings Limited (NYSE: DL). Our U.S. listed company is primarily focused on the professional certification and professional development education markets by offering exam preparation courses and a series of complementary services for students across several industry verticals, such as accounting, healthcare, engineering & construction, and legal education, among others. The target customers are working professionals as well as college students. Our controlled company, Zhengbao Yucai, is primarily focused on China’s college market, by offering business start-up
training courses mainly to university students, and learning simulation software aimed at enriching the learning experience of college students and complementing traditional college teaching methods.
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
We incorporated Beijing Champion Tax Management and Advisory Co., Ltd., or Champion Tax Advisory (now known as Beijing Champion Yuanjian Education Technology Co., Ltd., or Champion Yuanjian), and have been gradually migrating the “Tax School” Program from Beijing Champion to it to better position the “Tax School” for future growth. This business has not yet generated reasonable returns since we started to operate it in 2013, therefore, we disposed of our 60% interest in Champion Tax Advisory to its management team in December 2018 for a final consideration of RMB35.9 million, which gives them more flexibility in formulating their future business development strategies.
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
We incorporated Xiamen Zhongxi Champion Education Technology Co., Ltd., or Xiamen Zhongxi Education, in November 2017, which entered into agreements to purchase an office building in Xiamen, with an office space of approximately 15,200 square meters, for a consideration of approximately RMB96.1 million. Xiamen Zhongxi Education took possession of the property in January 2020.
To further develop our learning simulation software business, we incorporated Beijing NetinNet Technology Co., Ltd., or Beijing NetinNet and Yunqi Zhixin (Hangzhou) Technology Co., Ltd., or Hangzhou Yunqi, under Xiamen NetinNet, in June 2018 and May 2020, respectively.
To further realign our healthcare education business, we incorporated Jiangsu Champion Healthcare Education Technology Co., Ltd., or Jiangsu Champion Healthcare Education, in January 2019, and its subsidiary, Beijing Champion H&E Technology Co., Ltd., or Beijing Champion H&E, in March 2019. The Company’s existing healthcare education business line, which was originally operated by Beijing Champion, has been operated by them since June 2020.
To further realign our engineering & construction education business, we incorporated Jiangsu Champion E&C Education Technology Co., Ltd., or Jiangsu Champion E&C Education, in January 2019, and its subsidiary, Beijing Champion E&C Education Technology Co., Ltd., or Beijing Champion E&C Education, in March 2019. The Company’s existing engineering & construction education business line, which was originally operated by Beijing Champion, has been operated by them since June 2020.

To further realign our self-taught education business, we incorporated Jiangsu Champion Self-taught Education Technology Co., Ltd., or Jiangsu Champion Self-taught Education, in January 2019, and its subsidiary, Beijing Champion Self-taught Education Technology Co., Ltd., or Beijing Champion Self-taught Education, in March 2019. The Company’s existing self-taught education business line, which was originally operated by Beijing Champion, has been operated by them since June 2020.
To further develop our legal education business, we incorporated Hainan Ruida Chengtai Education Technology Co., Ltd., or Hainan Ruida, under Beijing Ruida, in August 2020. Hainan Ruida has not started conducting any business to date.
We do not believe that the incorporation of these new entities would result in any substantive impact on our operations.
In May 2016, we acquired 80% equity interest in Xiamen NetinNet, a learning simulation software provider specializing in practical accounting-related learning solutions for China’s college market, for a total consideration of RMB212 million. Our acquisition of Xiamen NetinNet further complements our suite of learning solutions for the college market, and enables us to offer comprehensive accounting simulation-based learning content to college students aimed at enriching their learning experience and complementing traditional college teaching methods.
Zhengbao Yucai had been listed on the New Third Board since June 2016 until it voluntarily delisted from the New Third Board in April 2019. In March 2017, Zhengbao Yucai completed its share issuance plan on the New Third Board, under which Zhengbao Yucai issued new shares representing 40.5% of its total outstanding shares immediately after the share issuance. Total funds raised by the share issuance were RMB83.3 million. Mr. Zhengdong Zhu, chairman and CEO, and Mr. Liankui Hu, an independent director, subscribed for 63.8% and 24.6% of the new shares issued, respectively. Immediately following the share issuance, the equity interest of CDEL in Zhengbao Yucai was reduced from 60.1% to 35.8%. Mr. Zhengdong Zhu, Mr. Liankui Hu and a partnership holding equity interest in Zhengbao Yucai (in which Mr. Zhengdong Zhu has a majority interest) entered into an acting-in-concert
agreement with a wholly-owned subsidiary of the Company, requiring them to vote their shares as to key matters submitted to the shareholders of Zhengbao Yucai for approval in accordance with the instructions of such subsidiary. Together, Mr. Zhengdong Zhu, Mr. Liankui Hu and the aforementioned partnership had a combined equity interest in Zhengbao Yucai of 59.5% immediately after the share issuance. In April 2019, Zhengbao Yucai voluntarily delisted from the New Third Board because the lack of both trading volume of its shares and fund-raising opportunities no longer justifies the expense and administrative efforts associated with maintaining its listing status on the New Third Board.
To further enhance our operating efficiency and optimize our overall business structure for future growth, in July 2017, we sold our 80% equity interest in Xiamen NetinNet to Zhengbao Yucai for a total consideration of RMB221 million. Immediately after the restructuring, the equity interest of CDEL in Xiamen NetinNet was reduced from 80.0% to 28.6%. Going forward, we do not intend to further inject any business operated by our U.S. listed company into Zhengbao Yucai.
In November 2017, we acquired 80% equity interest in Jiangsu Asset for a total consideration of RMB40 million. Jiangsu Asset provides accounting and related advisory services to SMEs. Our acquisition of Jiangsu Asset further broadens our services to SMEs by introducing accounting and related advisory services and provides valuable internship opportunities to students in our College Cooperation Program.
In September 2017, we acquired 40% equity interest in Beijing Ruida, a company engaged in exam preparation services for participants in China’s Legal Professional Qualification Examination for a total consideration of RMB192 million, subject to adjustments under certain pre-agreed
conditions. In July 2018, we acquired an additional 11% equity interest in Beijing Ruida for a total consideration of RMB52.8 million, subject to adjustments under certain pre-agreed
conditions, bringing our total equity interest in Beijing Ruida to 51%. In August 2019, we acquired an additional 9% equity interest in Beijing Ruida for a total consideration of RMB38.3 million, further bringing our total equity interest in Beijing Ruida to 60%. Beijing Ruida delivers services and products at six campuses in China (Beijing, Shanghai, Nanjing, Hangzhou, Guangzhou, and Shenzhen) as well as through its online platform and a nationwide network of education partners. Through our acquisition of Beijing Ruida, we are able to strengthen our legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to our portfolio of education services.

We have also made the following strategic investments:
In September 2016, we subscribed for 8.5% equity interest in Beijing Niuke Technology Co., Ltd., or Niuke Technology, an online information technology training and recruiting platform, in consideration of RMB4.3 million. In April 2018, we subscribed for an additional 3% equity interest in Niuke Technology in consideration of RMB4.5 million, bringing our total equity interest in Niuke Technology to 10.65%.
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
In January 2017, we entered into a share transfer agreement through our controlled company, Zhengbao Yucai, with certain shareholders of Hangzhou Wanting Technology Co., Ltd., or Hangzhou Wanting, to purchase 10.0% equity interest in Hangzhou Wanting for a consideration of RMB16.0 million. Hangzhou Wanting offers comprehensive simulation-based learning content to college students to master critical engineering & construction skills. In the second half of 2017, Zhengbao Yucai entered into share transfer agreements with certain shareholders of Hangzhou Wanting to further purchase 20.72% equity interest in Hangzhou Wanting for an aggregate consideration of RMB33.2 million. Altogether, Zhengbao Yucai has a combined equity interest of 30.72% in Hangzhou Wanting. During the fiscal year ended September 30, 2019, we determined that Hangzhou Wanting had going concern issues due to its failure to obtain a new round of capital investment, poor operating results and insufficient cash reserves. As a result, we recorded an impairment loss from this investment of $6.4 million in fiscal year 2019. Hangzhou Wanting entered into liquidation procedure in August 2020.
In March 2017, we invested RMB17.0 million in Beijing Piyingke Technology Co., Ltd., or Piyingke Technology, for a combined equity interest of 19.5% in Piyingke Technology. Piyingke Technology is engaged in the development of animations and comics production tools for the education market. Because Piyingke Technology failed to fulfil the earn-out
provision under the investment agreement, we issued a redemption request to the founder of Piyingke Technology, in October 2018, for the redemption of our 19.5% equity interest in Piyingke Technology. During the fiscal year ended September 30, 2018, we determined that Piyingke Technology had going concern issues due to its failure to obtain a new round of capital investment, poor operating results and insufficient cash reserves. As a result, we recorded an impairment loss from this investment of $2.5 million in fiscal year 2018. We completed the investment exit in May 2019.
In November, 2017, we subscribed for 10% equity interest in Chongqing Moses Robots Co., Ltd., or Chongqing Moses Robots, an industrial automation solution provider, through our controlled company, Zhengbao Yucai, in consideration of RMB10.0 million. Chongqing Moses Robots did not achieve the pre-agreed
performance target, which constitutes a redemption event for us. As part of the redemption process, we and Chongqing Moses Robots agreed to exchange the cash redemption amount for a 5% additional equity interest transferred by its founding shareholders to us. As a result, we further increased our equity interest in Chongqing Moses Robots to 15%.
In December 2017, we entered into a share transfer agreement with a shareholder of Beijing Teacheredu.cn Science & Technology Co., Ltd., or Beijing teacheredu, to purchase 14.5% equity interest in Beijing teacheredu for a consideration of RMB80.0 million. Beijing teacheredu offers continuing education to
K-12
teachers across China. In October 2020, Beijing teacheredu completed its share issuance plan and our equity interest in it was reduced from 14.5% to 13.8% accordingly.

Since 2017, we have invested RMB15.0 million in total into a preschool education investment company, Beijing Xinrui Education Technology Co., Ltd., or Beijing Xinrui Education Technology, for a 40% equity interest. During the fiscal year ended September 30, 2020, we determined that Beijing Xinrui Education Technology had going concern issues due to its failure to obtain a new round of capital investment, poor operating results due to the impact of
COVID-19
and insufficient cash reserves. As a result, we recorded an impairment loss from this investment of $0.9 million in fiscal year 2020.
In March 2018, we subscribed for 15% equity interest in Beijing Yousian Technology Co., Ltd., or Beijing Yousian, an offline information technology training and recruiting service provider, for a consideration of RMB22.5 million. In addition, we have the right, at our option, to further increase our equity interest in Beijing Yousian up to 25% before April 2019 under certain pre-agreed
conditions. Because Beijing Yousian failed to fulfil the
earn-out
provision under the investment agreement, we issued a redemption request to Beijing Yousian and its founders in March 2019 for the redemption of our 15% equity interest in Beijing Yousian. The redemption was completed in September 2019. As a result, we recorded a gain of $0.3 million from disposal of this investment.
In March 2020, we subscribed for 20% equity interest in Shanghai Xiniao Kuaifei Education Technology Co., Ltd., or Shanghai Xiniao Education, a civil service test preparation service provider, for a consideration of RMB10 million. Because Shanghai Xiniao Education failed to fulfil the earn-out
provision under the investment agreement, its founding shareholder transferred 5% equity interest to us as a compensation. As a result, we further increased our equity interest in Shanghai Xiniao Education to 25%.
For additional information on our organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”
We incurred capital expenditures of $24.6 million, $13.0 million and $5.2 million in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. The amount of capital expenditures in the fiscal year ended September 30, 2020 related primarily to our expenditures on property, plant and equipment, and software. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”
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
Proposed Going-private Transaction
On December 1, 2020, we entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Champion Distance Education Investments Limited (“Parent”) and China Distance Learning Investments Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into our company, with our company continuing as the surviving entity and becoming a wholly-owned subsidiary of Parent (the “Merger”), in a transaction in which we will be acquired by a buyer group consisting of Mr. Zhengdong Zhu, Ms. Baohong Yin, Zhangxing Wang, Qi Wang, and Xiaoshu Chen, who are the Company’s existing shareholders; and Yue Zhao, Jingdong Liu, and Tao Long, as equity sponsors; and affiliated entities of the foregoing persons (collectively, the “Buyer Group”).
Upon the effectiveness of the Merger, all of our outstanding ordinary shares, including ordinary shares represented by our ADSs, other than the Excluded Shares (as defined in the Merger Agreement) and ADSs representing the Excluded Shares, will be cancelled in exchange for the right of the holders thereof to receive $2.45 in cash per ordinary share (the “Per Share Merger Consideration”), or $9.80 in cash per ADS (the “Per ADS Merger Consideration”).

The Per ADS Merger Consideration represents a premium of approximately 35.7% to the closing trading price of our ADSs on June 5, 2020, the last trading day prior to our announcement of its receipt of a going-private proposal from Mr. Zhengdong Zhu, Ms. Baohong Yin, and their affiliated entity, and a premium of 37.1% to the volume-weighted average closing price of the ADSs during the last 30 trading days prior to our receipt of the going-private proposal.
The Merger Agreement provides that each outstanding share option to purchase our ordinary shares, whether vested or unvested, that is issued and outstanding as of immediately prior to the effectiveness of the Merger will be cancelled and exchanged for the holder’s right to receive, at or promptly after the effectiveness of the Merger, an amount in cash determined by multiplying (i) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price of such option by (ii) the number of ordinary shares underlying such option. Each ordinary share subject to our restricted share awards, whether vested or unvested, that is issued and outstanding as of immediately prior to the effectiveness of the Merger, except for restricted share awards held by Mr. Zhengdong Zhu and Ms. Baohong Yin, will be cancelled and exchanged for the holder’s right to receive, at or promptly after the effectiveness of the Merger, an amount in cash equal to the Per Share Merger Consideration.
The completion of the Merger is subject to a number of customary conditions, including the Merger Agreement and the Merger having been authorized and approved by an affirmative vote of shareholders representing at least two-thirds
of the voting power of the outstanding ordinary shares entitled to vote present and voting in person or by proxy at an extraordinary general meeting of our shareholders. The members of the Buyer Group have agreed to vote all of the ordinary shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the Merger.
The Merger is currently expected to be completed by the end of the first half of 2021. If completed, the Merger will result in us becoming a privately-held company, our ADSs will no longer be listed on the New York Stock Exchange, and our ADS program will be terminated. See “Item 3.D. Risk Factors — Risks Relating to Our Business — The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could have an adverse effect on our business, results of operations and financial condition.”
B. Business Overview
Overview
Our mission is to be a life-long, comprehensive education partner and service provider for professionals and corporate clients in China to fulfill their educational and operational needs. In particular, we focus on helping professionals seeking to obtain and maintain professional licenses and to enhance their practical job skills through our professional development courses. We believe that we are the leading provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in fiscal year 2020. As of September 30, 2020, our content library encompassed 265 course offerings, approximately 7,650 classes, and close to 44,000 hours of audio-video content across 13 subject areas.
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

Our websites also generate significant user traffic. For the fiscal year ended September 30, 2020, we had 7.06 million new registered users, and we believe our websites were among the most visited websites in China’s education industry, as measured by 1.81 million average daily unique visitors and 30.96 million average daily page views for our fiscal year ended September 30, 2020. As of September 30, 2020, we offered 78 downloadable and proprietary mobile applications and recorded 13.39 million downloads for the fiscal year ended September 30, 2020. We have a track record of successfully converting our user traffic into course enrollments and will continue to pursue opportunities to further monetize our user traffic and content library.
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
As of September 30, 2020, we operated 19 websites, including our main website www.cdeledu.com and 18 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 70.2%, 68.9% and 76.0% of our net revenues in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. In addition to traditional online courses, we also offer live streaming accounting, healthcare, engineering & construction, and legal courses through an app available on Android and Apple iOS tablets and smart phones. Furthermore, we sell books and reference materials, offer offline business start-up
training courses and offline accounting, healthcare, engineering & construction and legal professional training courses, and provide courseware production services and platform production services for certain customers.
Our net revenues were $166.7 million, $211.8 million and $209.6 million in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. We had net income attributable to CDEL of $11.6 million, $21.3 million and $10.4 million in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. Our total course enrollments were 3,191,000, 3,793,000 and 4,255,000 for the fiscal years ended September 30, 2018, 2019 and 2020, respectively.
Our Online Education Services
We focus our online professional education services in four main industries: accounting, healthcare, engineering & construction and legal education. In addition, we offer other professional education courses, such as online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, and accounting practical skills training courses for college students and working professionals. The following table lists our key online course offerings for the fiscal year ended September 30, 2020.

Discipline	Website	Contribution to Revenue (%)	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com www.ck100.com	53.8%	45	2,796
Healthcare	www.med66.com	12.4%	38	858
Engineering & Construction	www.jianshe99.com	4.5%	85	2,471
Legal	www.ruidaedu.com	2.9%	5	205
Others		2.4%	92	1,315
Total		76.0%	265	7,645

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
In addition to traditional online courses, we also offer live streaming accounting, healthcare, engineering & construction, and legal courses through an app on Android and Apple iOS tablets and smart phones. Our live streaming courses are well suited for students who desire a technology-based learning solution, but prefer a live course setting and greater interaction with the lecturer.
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

•
International Professional Qualification Examinations.
A series of international professional qualification examinations courses, including the test preparation courses for the examinations of American Institute of CPAs, or AICPA, Association of Chartered Certified Accountants, or ACCA, and Certified Management Accountant, or CMA, are offered to accounting professionals seeking internationally recognized accounting professional qualifications.

Healthcare Courses
We provide preparatory courses for a wide variety of healthcare professional exams. Currently, we offer courses mainly relating to the following five major nationwide healthcare exams:

•
National Practicing Medical Doctor Qualification Examination
. This exam is administered by the National Health Commission (previously known as the National Health and Family Planning Commission), or the NHC, and is the basic qualification requirement for doctors in China.

•
Healthcare Professional Technical Qualification Examination.
This exam is jointly administered by the NHC and the MOHRSS. A person is eligible to apply for the Healthcare Professional Technical Qualification and is able to work as a medical technician in China if he or she passes this qualification examination.

•
National Pharmacist Qualification Examination.
This exam is jointly administered by the MOHRSS and the China Food and Drug Administration. Licensed pharmacists in China are required to pass the National Pharmacist Qualification Examination, obtain the Licensed Pharmacist Qualification Certificate and register with the relevant authorities.

•	National Nursing Qualification Examination. This exam is administered by the NHC, and is the basic qualification requirement for nurses in China.

•
Health Manager Examination.
This exam is administered by the Vocational Skills Appraisal and Guidance Center of the NHC. A health manager is a professional engaged in the monitoring, analysis, evaluation, health maintenance and health promotion of the health of individuals or groups. A person will be issued a Health Manager License to work as a health manager in China if he or she passes this examination.

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

Legal Professional Training Courses
We provide test preparation courses for legal professionals seeking to obtain legal professional licenses. Pursuant to the Implementation Measures for the National Uniform Legal Profession Qualification Examination, which became effective on April 28, 2018, personnel to be appointed as judges for the first time; personnel to be appointed as prosecutors for the first time; personnel applying for lawyers’ and notaries’ practice of law and serving as legal arbitrators for the first time; and civil servants of administrative authorities engaging in review of decisions of administrative penalty, administrative reconsideration, administrative ruling and legal consulting are required to pass the national uniform legal profession qualification examination and obtain legal professional qualification licenses.
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
Course Formats
We offered various regular, premium and elite classes for our course offerings in fiscal year 2020, mainly comprised of the following different levels of education services at different fees:

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

•
Exam Simulation System and/or Professional Development Courses:
Our exam simulation system, which covers certain of our courses, offers a wealth of mock test questions based on actual exams, closely conforms to the syllabus and test requirements of such exams, and covers various key examination points. The system sets a time limit for handing in test “papers”, automatically reviews and grades these “papers,” and pools wrong answers for repeated exercises, thereby honing the examinees’ test-taking skills.

•
Live Streamed Courses:
Our live streamed courses are offered with some of our most popular exam subjects, and they are well suited for students who desire technology-based learning solutions, but prefer a live course setting and greater interaction with the lecturer.

We offer regular classes which provide education services over the subscription period from the month in which the course participant enrolls in the course to the month in which the subscribed course terminates, typically within one year. We also offer premium classes that cover the same courses as regular classes at higher fees. However, if a premium class participant fails to pass the course examination and certain pre-agreed
conditions are met, the course participant can retake the same premium course for free in the following year or years. In addition, we offer elite classes for some of our most popular test-preparation courses. With our elite classes, course participants pay substantially higher course fees for enhanced support services and substantially more interactive course participation. After completing an elite class, if a participant fails to pass the relevant exam and certain pre-agreed
conditions are met, the course participant can receive a cash refund of the course fees paid from us or from an insurance company.

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
Payment for the course fees can be made through any one of the following methods:

•	online and mobile payment on computers, tablets or smart phones using credit or debit cards, or via third-party payment networks;

•	purchase of prepaid study cards;

•	cash payment made at our offices; or

•	installment loans offered by other institutions.
Online and mobile payment using credit or debit cards, or via third-party payment networks is the most frequently used payment method.
Pre-paid
study cards are another payment option and are sold through regional sales agents at points of sale throughout China. The pre-paid
study cards come with face values ranging from RMB10 ($1.47) to RMB500 ($73.6). Once course participants activate the pre-paid
study cards, the face values of the cards are added to their registered accounts.
Other Products and Services
Books and Reference Materials
We primarily sell proprietary books and reference materials related to our courses such as the various levels of Accounting Professional Qualification Examinations, the CPA Qualification Examination, the National Practicing Medical Doctor Qualification Examination, the National Pharmacist Qualification Examination, Associate Constructor and Constructor Qualification Examinations, and Legal Professional Qualification Examination. To promote our online courses, we sometimes sell books and reference materials together with some privileges, which allow course participants to get a certain number of electronic books and take a certain number of online courses for free. Our proprietary books and reference materials are authored by our lecturers. Pursuant to agreements with the lecturers, we own the copyright to these books and reference materials in almost all cases. We engage third-party publishers to publish our books and reference materials and distribute them through third-party bookstores and distributors across China, as well as through our online bookstores and our offices in Beijing.
College Oriented
Online-to-Offline
Products and Services
We launched our College Cooperation Program in May 2015. This program is aimed at expanding our industry-leading accounting educational content and services mainly for professional examinations to college and university students, in partnership with colleges and universities. This program is comprised of the following four components:

•
Online-Offline Blended Learning: we work
hand-in-hand
with college and university partners to deliver a blended online-offline learning program where students can prepare for accounting related certifications and qualifications while in school.

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

Professional Oriented
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
Others
We provide offline accounting, tax, healthcare, engineering & construction, and legal professional training to accounting firms and the general public. We acquired Jiangsu Asset in November 2017, which provides accounting and related advisory services to SMEs. We completed the acquisition of an additional 11% and 9% equity interest in Beijing Ruida in July 2018 and August 2019, respectively, bringing our total equity interest in Beijing Ruida to 60%. Through our acquisition of Beijing Ruida, we are able to strengthen our legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to our portfolio of education services. We also provide courseware production services and online platform development services to certain customers on a contractual basis.
Our Educational Content and Delivery
Course Creation
We have an extensive content library with 265 course offerings, approximately 7,650 classes, and close to 44,000 hours of audio-video content as of September 30, 2020. We place great emphasis on the quality of our courses and learning materials, both in terms of content and production quality to enhance course participants’ learning experience. Prior to developing a new course, we gather market intelligence to ensure that we are developing relevant and up-to-date
courses. Once we gather the requisite market intelligence, we typically develop and produce most of our courses in-house
by working with our lecturers who possess extensive industry and academic backgrounds. To develop high-quality courses, we employ a variety of measures including substantive content review and content approval by our experienced personnel at each stage of the course development process. We regularly update our existing courses, typically every year, to stay abreast of the latest examination trends and professional requirements. Although our lecturers participate in the development of the course materials, in almost all cases, we own the copyrights to our courses and course materials pursuant to contracts with our online lecturers.

We believe superior delivery of our courses and learning materials is important for us to attract and retain course participants. We record, digitize and edit most of the high-definition audio-video lectures used in our online courses on our own premises. We maintain 55 fully-equipped recording rooms to ensure the high quality of the high-definition audio-video content and any graphics used in the lectures. Our editing department uses advanced high-definition audio-video editing software and equipment to eliminate breaks, pauses and unwanted noise from each lecture recording to further enhance the viewing and listening experience. All lectures are properly formatted and compressed to facilitate smooth transmission via streaming media and other Internet-based technologies. Our customer service team regularly seeks feedback on the quality of our courses from our course participants.
Our Lecturers
The vast majority of our lecturers are academics from renowned higher education institutions in China and experienced practitioners within their respective fields. They work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. Some of them are obligated to conduct online lectures exclusively for us. They are not our employees, however, and typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. We have received positive feedback on these in-house
lecturers from course participants and plan to continue to increase their numbers across our course offerings in the future. Almost all of our legal courses are offered by Beijing Ruida lecturers and eight of them are also the founders and shareholders of Beijing Ruida. The number of online lecturers producing online courses for us was 513, 541 and 527 in the fiscal years ended September 30, 2018, 2019 and 2020, respectively.
To ensure the high quality of our lecturers, we have established stringent selection and retention criteria and implemented ongoing evaluation procedures. We seek to engage lecturers who have a strong command of their respective disciplines and good communication skills. In particular, we seek lecturers capable of, and preferably experienced in, delivering effective instruction through the audio-video format. Our internal quality control personnel regularly monitor the teaching quality of each lecturer. We also collect feedback on our online lecturers from course participants on a regular basis through multiple channels, including our online teacher evaluation system, customer service calls, our online course comment book, and our online question and answer board. Based on this feedback, we provide ongoing training for lecturers and help them improve their online presentation skills.
Our lecturers are attracted to our online platform where their lectures can be viewed by tens of thousands of course participants across China, which can help further expand and enhance their national reputation in their respective fields. We pay our lecturers fees mainly based on the number of hours of lectures they deliver.
Our Services to Students
Course-Related Support and Services
We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We provide tutorial sessions, which allow course participants to interact with their lecturers and other course participants using their personal computers. To enhance the learning experience, we also maintain a well-trained pool of tutors, who are knowledgeable about specific subject matter and exams, to answer questions from course participants and to host tutorial sessions. For questions submitted by course participants, our tutors are able to provide timely and accurate responses, usually within 24 hours after a question is submitted, through our online question and answer board. We had 286 tutors as of September 30, 2020, of which 28 are part-time employees. To ensure that our tutors are suitably qualified to support our courses and provide quality services, we have established stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experiences and knowledge of various exams and subject matter. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter. We believe that our high-quality tutorial and learning support services are critical to enhancing the learning experience of our course participants.

Community-oriented Services on Our Websites
In addition to using our websites to access our courses, course participants and visitors to our websites are also able to access a wide variety of information and to exchange ideas on topics relating to the various professions and disciplines for which we offer services. We offer free, comprehensive and timely information about exam times and locations, test preparation guidance, regulations and policies relevant to each industry, career planning and industry trends. We also offer free
e-mail
accounts to course participants and provide an electronic bulletin board service, which can be accessed on computers or tablets and smart phones through our mobile apps. In addition, course participants and visitors are able to subscribe for free and helpful daily practice questions. Through these community-oriented features, we create virtual communities for course participants and visitors which, we believe, foster brand awareness and customer loyalty. In addition, these virtual communities provide us with a valuable means of tracking feedback about our courses, lecturers and services, allowing us to make adjustments and to react quickly to concerns and complaints from our course participants.
General Customer Services
Our customer service representatives counsel potential and existing course participants on our courses and services, assist in course enrollment, process fee payments, conduct regular telephone customer surveys and provide other support services. They are available online and by email or phone, 24 hours a day, seven days a week. Our dedicated customer service team numbered 280 individuals as of September 30, 2020. We recruit our customer service personnel from candidates who have good communication skills and high customer service ethics, and provide on-the-job
training for our new recruits. We conduct ongoing evaluations of our customer service staff and provide periodic training to improve their skill set.
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
We have also extended our online courses from regular Internet-enabled desktop or laptop computers to Apple iOS, Android, and Windows tablets and smart phones. Once enrolled, participants can watch videos, do exercise questions and obtain tutoring support via all of these platforms. We develop and offer free mobile classes through our apps to offer more content and convenience for our course participants, as well as to promote our brand to the general public and to increase traffic to our websites. Our apps are available on Apple iOS, Android, and Windows tablets and smart phones and fall into four main categories: classes, tools, exam databanks, and reference reading. Our popular apps include: accounting mobile classroom, accounting mobile courses, architecture mobile classroom, “dreams come true” electronic books and CDEL architecture exam databank. As of September 30, 2020, we had 78 different mobile apps with over 13.39 million downloads. We have also built a robust online community platform that helps foster a strong sense of community among our course participants and builds brand loyalty.

We maintain multiple servers, which are separately located in multiple Internet data centers, or IDCs, in several cities across China, and a proprietary content delivery network system to mitigate any downtime arising from individual IDC or server failure. To increase reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Using cluster technology, our system can identify errors and isolate failed servers automatically so that our course participants can access our services at any time. If a malfunction arises in a server or at a point of presence, our load balancing technology can automatically direct visitors to access the same content through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and technology infrastructure, which will enable us to respond quickly to potential problems. In the fiscal year ended September 30, 2020, we have not experienced any material disruption to our business or websites.
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
Regional and Online Sales Agents
We use regional sales agents to resell our
pre-paid
study cards bought from us. Generally, we provide various discounts to our regional sales agents based on the volume purchased and the method of payment. In addition, these agents typically assist with our promotional activities in their respective regions and provide market feedback, which helps us in planning our marketing strategy and sales activities. In the fiscal year ended September 30, 2020, we had approximately 980 active regional sales agents throughout China. When selecting regional sales agents, we consider various criteria, such as whether the candidates have relevant experience and whether they are familiar with or have established relationships with local professionals, professional associations and organizations related to our target industries and professions. Our regional sales agents are comprised mostly of stores and other points of sale that sell books, learning materials and other supplies to our target professionals. Most of our regional sales agents are appointed on an exclusive basis.
We also use online sales agents, which typically are Internet companies, website operators, and WeChat group operators in China that market our course offerings and other services on their platforms. We pay our online agents marketing and promotional fees for each new course participant registered through their platforms. In the fiscal year ended September 30, 2020, we had approximately 740 active online agents.

Both of the above regional and online sales agents do not provide education services to our course participants. Beijing Ruida had 131 regional sales agents across China in the fiscal year ended September 30, 2020, who purchase services and products for Legal Professional Qualification Examination from Beijing Ruida and market them to their course participants.
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
Second, we have developed cooperation programs with
e-commerce
websites, such as Tmall, by establishing flagship stores for our key subject areas. Our flagship Tmall Accounting, Healthcare, Engineering & Construction store opened in 2017, while our flagship Tmall Legal store was opened by Beijing Ruida in 2016. We intend to continue to develop additional cooperation programs with
e-commerce
websites in the future.
Third, we have cooperated with video-sharing websites to
co-produce
free high-quality online courses that are available to the general public. Our goal is to increase our brand awareness as a result of the increased exposure created by these free online courses, and attract more paid enrollments to our high-quality courses.
Competition
We face competition from providers of traditional offline education and test preparation services in China, and expect to face increasing competition from existing competitors and new market entrants in the online education and test preparation markets.
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
As of September 30, 2020, we had registered 262 software copyrights with the National Copyright Administration of the PRC for our proprietary online course delivery platform, customer service system, DRM encryption system, streaming media load balancing system, online course creation management system, and certain other aspects of our online education platform, as well as learning simulation software developed by Xiamen NetinNet and accounting software developed by Jiangsu Asset. We had also registered 680 trademarks with the China Trademark Office and obtained 11 patent certificates from the State Intellectual Property Office, and 23 applications of trademarks and 3 applications of patents are currently pending.
As of September 30, 2020, we had registered 389 domain names relating to our business with the Internet Corporation for Assigned Names Numbers and China Internet Network Information Center, including all 19 of our operating websites. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.”
Employees
We had 2,443, 2,160 and 2,457 full-time employees as of September 30, 2018, 2019 and 2020, respectively. In addition to the above full-time employees, we had 85 part-time employees as of September 30, 2020.
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
Each of Beijing Champion, Caikaowang, Champion Wangge, Beijing Ruida, Beijing Champion E&C Education, Beijing Champion H&E, and Beijing Champion Self-taught Education holds an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MIIT, which allows it to provide Internet content distribution services through 18 websites owned by Beijing Champion and its subsidiaries. The ICP license held by Beijing Champion is valid through August 1, 2023, the ICP license held by Caikaowang is valid through August 29, 2023, the ICP license held by Champion Wangge is valid through March 11, 2025, the ICP license held by Beijing Ruida is valid through January 10, 2023, the ICP license held by Beijing Champion E&C Education is valid through June 3, 2025 , the ICP license held by Beijing Champion H&E is valid through June 3, 2025, and the ICP license held by Beijing Champion Self-taught Education is valid through June 3, 2025. These licenses and approvals are essential to the operation of our online professional education and test preparation services business.

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
Regulation of Domain Names and Website Names
PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of September 30, 2020, we had registered 389 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.
PRC law requires entities operating commercial websites to register their website names with the SAMR or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by SAMR or its local offices. We have registered 19 website names used in connection with our online education business with Beijing Municipal Bureau of Market Regulation, and have registered 14 website names with Xiamen Municipal Bureau of Market regulation.
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
On December 28, 2012, the SCNPC promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the Internet. The Information Protection Decision provides that the Internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. In addition, the Internet content providers can collect and use the user’s personal information only with the consent of users and only within the scope of such consent. On July 16, 2013, MIIT promulgated the Provisions on the Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as the information that can be used individually or in combination with other information to identify the users, including but not limited to the name, birth date, ID No., address, telephone number and account number. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situations. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Several Issues concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information which further clarified the meaning of certain terms of Article 253A of the Criminal Law, including but not limited to the terms of “personal information of a citizen,” “one providing citizen’s personal information” and “serious case.”
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
Each of Beijing Champion and Champion Culture hold a Publication Business Permit for book wholesale issued by Beijing Press and Publication Bureau since January 2016, under which both of them are allowed to engage in the book wholesale and retail businesses. These permits are valid through April 30, 2022. Zhengbao Yucai holds a Publication Business License for book wholesale and retail issued by Beijing Press and Publication Bureau which is valid until April 30, 2022. Beijing Ruida holds a Publication Business License for book wholesale and retail issued by Beijing Press and Publication Bureau which is valid until April 30, 2022. Each of Beijing Champion E&C Education and Beijing Champion H&E holds a Publication Business License for book retail issued by Beijing Press and Publication Bureau, which is valid until April 30, 2022, respectively.
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
business may be up to 100 percent.
Regulations on Operation of Radio Television Programs
According to the Administrative Provisions on the Production and Distribution of Radio and Television Programs promulgated by SPARRFT on July 19, 2004, as revised on August 28, 2015, PRC institutions that produce and distribute radio and television programs or engage in the production and distribution of radio and television programs shall obtain the Permit of Operation of Radio Television Programs. Beijing Champion holds a Permit of Operation of Radio Television Programs for an effective period from June 10, 2019 to March 31, 2021. Beijing Champion E&C Education holds a Permit of Operation of Radio Television Programs for an effective period from September 2, 2020 to September 2, 2022. Beijing Champion H&E holds a Permit of Operation of Radio Television Programs for an effective period from August 24, 2020 to August 24, 2022. Beijing Champion Self-taught Education holds a Permit of Operation of Radio Television Programs for an effective period from August 25, 2020 to August 25, 2022.
Regulations on Talents Intermediary Service
On April 30, 2015, the Ministry of Human Resources and Social Security of the PRC passed the Administrative Measures of Talents Market. Under such regulations, an Internet service provider must apply for and hold the Talents Intermediary Service License if such provider operates an information network offering talents intermediary service. If any entity establishes such talents intermediary service agency or conducts such talents intermediary service business without such license, the entity may be ordered to close down and imposed a fine of up to RMB10,000. If such entity gains illegal income from talents intermediary service business without the required license, the amount of such fine that can be imposed shall be within three times of such illegal income with the maximum amount of RMB30,000. Beijing Champion holds the Talents Intermediary Service License issued by Beijing Human Resources and Social Security Bureau on April 10, 2017 and valid through April 9, 2022.
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
Each of Beijing Champion Training School, Beijing Youbang Culture and Art Training School, Nanchang Champion Training School, Haimen Yucai Training School, and Nanjing Champion Training School holds the Permit for Operating a Private School, which is valid through December 7, 2023, May 31, 2023, March 14, 2023, May 19, 2022, and October 31, 2023, respectively.
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

Employment Laws
In accordance with the Labor Law, which became effective in January 1995, and the Labor Contract Law, which was promulgated on June 29, 2007, amended on December 28, 2012 and became effective on July 1, 2013, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. According to the Labor Contract Law, an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. In addition, companies operating in China are required to participate in social insurance and housing fund plans in which the employers must pay for the employees’ social welfare and housing fund based upon certain percentages of employees’ salaries.
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
We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval was not required for our initial public offering given the fact that our corporate structure was established before the M&A Rule became effective. There remains some uncertainty as to how the M&A Rule will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADS. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Conducting Business in China — If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval was required in connection with our initial public offering, we may become subject to penalties.”
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

Regulations on Taxation
On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the EIT Law, which took effect on January 1, 2008. On February 24, 2017 and December 29, 2018, the EIT Law was amended, respectively. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for the enterprises, whether foreign-invested or domestic, which had received preferential tax treatments granted by relevant tax authorities prior to March 16, 2007. Enterprises that had been subject to an enterprise income tax rate lower than 25% prior to March 16, 2007 may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that had been entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to March 16, 2007 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. The EIT Law empowers the State Council to enact appropriate implementing rules and regulations. The State Council promulgated the implementation rules of the EIT Law in December 2007 and the Ministry of Science and Technology, the MOF and the SAT promulgated other supplemental rules in April 2008 and July 2008 which were canceled and replaced by new rules in January 2016 and June 2016, respectively, regarding new criteria for the granting of “high and new technology enterprises” status. Any enterprises to be granted with “high and new technology enterprises” status shall meet certain requirements, including but not limited to the following: (1) the enterprise has been incorporated for more than one year before application; (2) the enterprise itself owns the intellectual property right for the core technology of its product or service; (3) the enterprise’s core technology of its product or service falls into the ambit of “high-tech fields heavily supported by the government;” (4) technicians that are engaged into research and development account for more than 10% of all the staff; (5) in the latest three financial years (actual operating year if incorporated less than three years), the research and development expenses account for 3%-5% or more of the latest sales revenue and the research and development expenses incurred within China shall not be less than 60% of the total research and development expenses; (6) the revenue in the latest year derived from the high-tech product or service accounts for more 60% of the total revenue; (7) the innovation capability of the enterprise shall meet the relevant evaluation standards; and (8) no major security or qualification incident or sever environmental illegal behavior occurred within the previous year before application. To apply for the “high and new technology enterprises” status, an enterprise shall file its corporate certificates and supporting documents evidencing the requirements to the relevant government authority. The government authority will examine the filed certificates and documents to determine whether the enterprise meets the “high and new technology enterprises” requirements. If the decision is positive, the authority will make a public announcement and grant the enterprise with a “high and new technology enterprises” certificate with a valid term of three years. Upon the expiration of the initial term, the enterprise shall file a new application to obtain such status. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.
On November 11, 2011, as approved by the State Council, the MOF and the SAT, promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Shanghai, or Circular No. 111. Circular No. 111 and its annexes stipulated that the launch of a pilot practice of replacing business tax with value-added tax (“Pilot Practice”) would commence in the transportation industry and some modern service industries, including software service and information system service, in Shanghai beginning on January 1, 2012. On July 31, 2012, upon approval by the State Council, MOF and the State Administration of Taxation promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Beijing and other Seven Provinces and Municipalities, or Circular No. 71, which expanded the region for the Pilot Practice from Shanghai to Beijing and other regions. The Pilot Practice commenced in Beijing on August 1, 2012. On May 24, 2013, MOF and the State Administration of Taxation promulgated the Circular Regarding Nationwide Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries, or Circular No. 37, which started implementation from August 1, 2013 replacing Circular No. 111 and Circular No. 71. Circular No. 37 was replaced by the Circular Regarding the Inclusion of Railway Transportation and Postal Industry into the Pilot Practice of Replacing Business Tax with Value-Added Tax, or Circular No. 106, which was promulgated by MOF and the State Administration on December 12, 2013 and was replaced by Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax, or Circular No. 36, which was promulgated by MOF and the State Administration on March 24, 2016 and became effective on May 1, 2016. On June 18, 2016, the MOF and the SAT promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax in the Policy of Reinsurance, Real Estate Leasehold and Non-degree Education, or Circular No. 68 effective on May 1, 2016, pursuant to which general taxpayers providing non-academic education services may apply a simple method for calculating the tax payable amount in accordance with the tax rate of 3%. Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of Pneumonia Caused by Novel Coronavirus Infection issued by MOF and SAT, or the Cai Shui [2020] No.8 and Cai Shui [2020] No.28, due to the COVID-19 virus, the VAT from providing daily life services was exempted starting on January 1, 2020 until December 31, 2020. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Value-Added Tax and Related Surcharges.”

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
Agreements that transfer economic benefits of the controlled affiliates and their subsidiaries to us
Technical Support and Consultancy Services Agreement
, dated May 1, 2004. Under this agreement, Champion Technology provides Beijing Champion with exclusive technical support and consultancy services relating to Beijing Champion’s online education business. The services rendered by Champion Technology mainly include assisting in course creation and production, undertaking pre-paid study card production, advising on website design and maintenance, providing general technology support and technical personnel training, assisting in strategic planning and business development and establishing and implementing a customer service system. In return, Beijing Champion pays Champion Technology a monthly service fee approved by Champion Technology. In addition, Beijing Champion undertook not to approve its annual budget, or engage in any transactions that could materially affect Beijing Champion’s capital structure, assets, liabilities, rights or operations, without the prior written consent of Champion Technology. Champion Technology undertook to provide financial support at Beijing Champion’s request in a manner permitted by law. This agreement will remain effective until Beijing Champion ceases its operations.

Equity Pledge Agreements
entered into on May 1, 2004 and amended and restated on December 31, 2008. To secure the payment obligations of Beijing Champion under the technical support and consultancy services agreement described above, each of Beijing Champion’s shareholders, Mr. Zhu and Ms. Yin, pledged to Champion Technology his or her entire equity ownership interests in Beijing Champion pursuant to an Equity Pledge Agreement entered into on May 1, 2004, or the May 2004 Equity Pledge Agreement. In May 2008, Mr. Zhu and Ms. Yin contributed an additional RMB16.8 million to Beijing Champion as increased registered capital. In connection with such capital contribution to Beijing Champion, each of Mr. Zhu and Ms. Yin amended and restated his or her May 2004 Equity Pledge Agreement on December 31, 2008, or the Amended and Restated Equity Pledge Agreement. The pledge created under each of the Amended and Restated Equity Pledge Agreements could only become effective after such pledge is registered with SAMR or its local office. We successfully registered the pledge created under each of the Amended and Restated Equity Pledge Agreements with the Beijing office of SAMR on January 12, 2009. Upon the occurrence of certain events of default specified in the Amended and Restated Equity Pledge Agreements, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under such agreements, the pledgors may not transfer the pledged equity interests without the pledgee’s prior written consent. The agreements will also be binding upon successors of the pledgors and transferees of the pledged equity interests. These agreements will remain effective until the discharge of Beijing Champion’s contractual obligations under the technical support and consultancy services agreement as described above.
Letter of Undertaking from Beijing Champion’s Shareholders to Champion Technology
, dated February 13, 2008. Pursuant to this letter addressed to Champion Technology, the shareholders of Beijing Champion undertook to, unless restricted by laws, regulations or legal procedures, (i) remit all dividends, interests, other distributions or remnant assets after liquidation, if any, they receive from Beijing Champion to Champion Technology without compensation, after paying the corresponding tax and any other required expenses, (ii) transfer all or part of their equity interests in Beijing Champion to CDEL Hong Kong at a nominal or minimal purchase price, in the event CDEL Hong Kong exercises its exclusive purchase right to acquire any or all of the equity interests in Beijing Champion, (iii) remit to Champion Technology all considerations they may receive from CDEL Hong Kong’s acquisition of any equity interests in Beijing Champion, without compensation, after paying the corresponding tax and any other required expenses and (iv) act in the best interest of Champion Technology.
Declaration Letters
, dated March 24, 2008. Pursuant to these letters, the shareholders of Beijing Champion acknowledged that the distribution of dividends in March 2005 in the amount of $0.7 million was a one-time distribution of all dividends accrued prior to the execution of the technical support and consultancy services agreement described above. After the aforesaid one-time dividend distribution, the shareholders of Beijing Champion undertook that they will, unless restricted by law, remit all dividends they may receive from Beijing Champion to Champion Technology after paying applicable tax and other required expenses.
Software License Agreement
, dated May 20, 2007. Pursuant to this agreement, Champion Education Technology granted Beijing Champion a non-exclusive license to use the online course delivery platform for the duration of its operating period. In return, Beijing Champion pays Champion Education Technology a license fee calculated based on the revenues generated from the use of the platform.
Courseware Production Entrustment Agreement
, dated May 20, 2007. Pursuant to this agreement, Champion Education Technology provides Beijing Champion with services of editing, production, compilation, updating and maintenance of courseware. As consideration, Beijing Champion pays Champion Education Technology a fee calculated based on an hourly rate.
Exclusive Business Cooperation Agreement
, dated December 28, 2015. Under this agreement, Zhongxi Healthcare Education provides Champion Healthcare Education with exclusive technical support, marketing and consultancy services relating to Champion Healthcare Education’s online education business. The services rendered by Zhongxi Healthcare Education mainly include assisting in courseware creation and production, advising on company management and healthcare distance education, providing general technology support and technical personnel training, assisting in collection and research of market information, licensing domain names, trademarks and software and leasing equipment and properties for online education business. In return, Champion Healthcare Education pays Zhongxi Healthcare Education a quarterly service fee approved by Zhongxi Healthcare Education. In addition, Champion Healthcare Education undertook not to engage in any transactions that could materially affect Champion Healthcare Education’s capital structure, assets, liabilities, rights or operations, without the prior written consent of Zhongxi Healthcare Education. Zhongxi Healthcare Education undertook to provide financial support at Champion Healthcare Education’s request in a manner permitted by law. This agreement will remain effective until Zhongxi Healthcare Education terminates this agreement in writing.

Equity Pledge Agreement
, dated December 28, 2015. Under this agreement, for the purpose to secure the payment obligations of Champion Healthcare Education under the exclusive business cooperation agreement described above, each of Champion Healthcare Education’s shareholders, Mr. Zhu and Ms. Yin, pledged to Zhongxi Healthcare Education his or her entire equity ownership interests in Champion Healthcare Education. The pledge created under this agreement could only become effective after such pledge is registered with SAMR or its local office. We have registered the pledge created under this agreement with the Beijing office of SAMR. Upon the occurrence of certain events of default specified in this agreement, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under this agreement, the pledgors may not transfer the pledged equity interests without the pledgee’s prior written consent. This agreement will also be binding upon successors of the pledgors and transferees of the pledged equity interests. This agreement will remain effective until the discharge of Champion Healthcare Education’s contractual obligations under the exclusive business cooperation agreement as described above.
Letter of Undertaking from Champion Healthcare Education’s Shareholders to Zhongxi Healthcare Education
, dated December 28, 2015. Pursuant to this letter addressed to Zhongxi Healthcare Education, the shareholders of Champion Healthcare Education undertook to, unless restricted by laws, regulations or legal procedures, (i) remit all dividends, interests, other distributions or remnant assets after liquidation, if any, they receive from Champion Healthcare Education to Zhongxi Healthcare Education without compensation, after paying the corresponding tax and any other required expenses, (ii) transfer all or part of their equity interests in Champion Healthcare Education to Zhongxi Healthcare Education at a nominal or minimal purchase price, in the event Zhongxi Healthcare Education exercises its exclusive option to acquire any or all of the equity interests in Champion Healthcare Education, (iii) remit to Zhongxi Healthcare Education all considerations they may receive from Zhongxi Healthcare Education’s acquisition of any equity interests in Champion Healthcare Education, without compensation, after paying the corresponding tax and any other required expenses, and (iv) act in the best interest of Zhongxi Healthcare Education.
Agreements that provide us with effective control over the controlled affiliates and their subsidiaries
Exclusive Purchase Rights Agreement
, dated May 9, 2004. Pursuant to the exclusive purchase rights agreement entered into among CDEL Hong Kong, Beijing Champion and its shareholders, CDEL Hong Kong or any third-party designated by it has the right to acquire, in whole or in part, the respective equity interests in Beijing Champion of its shareholders when permitted by applicable PRC laws and regulations. The term of this agreement is ten years and can be extended for another ten years at the discretion of CDEL Hong Kong. On December 19, 2014, CDEL Hong Kong decided to extend the term of this agreement for another ten years and retroactively acknowledged the validity of this agreement for the period from May 9, 2014 to December 19, 2014.
Powers of Attorney
, dated March 25, 2008. Pursuant to these powers of attorney, each shareholder of Beijing Champion authorized Champion Technology or any person it designates to (i) exercise all voting powers that such shareholder enjoys under the laws and the articles of association of Beijing Champion, including the sale, transfer or pledge, in whole or in part, of such shareholder’s equity interests in Beijing Champion; (ii) nominate and appoint, on behalf of such shareholder, the legal representative, directors, supervisors, general manager, and other senior management of Beijing Champion; (iii) execute the share transfer agreement as contemplated by the exclusive purchase rights agreement described above, and perform the equity pledge agreement and the exclusive purchase rights agreement described above; and (iv) authorize any third party to carry out any of the above actions. In addition, the shareholders undertook to refrain from exercising any of the abovementioned rights.

Notice to Beijing Champion and its Shareholders
, dated March 25, 2008. Pursuant to this notice, Champion Technology authorized Mr. Zhengdong Zhu to exercise all rights and powers granted by the powers of attorney described above.
Acknowledgement Letter to Champion Technology
, dated March 25, 2008. Pursuant to this acknowledgement letter, the shareholders of Beijing Champion acknowledged that their contribution of RMB3.2 million to the registered capital of Beijing Champion prior to May 1, 2004 is subject to the equity pledge agreements described above.
Acknowledgement Letter to CDEL Cayman
, dated March 25, 2008. Pursuant to this acknowledgement letter, the shareholders of Beijing Champion acknowledged their contribution of $0.5 million (equivalent to RMB3.2 million) to CDEL Hong Kong in May 2004 is subject to the equity pledge agreements described above.
Tri-party Agreements re VIE Structure
, dated January 30, 2013. To secure the performance of the obligations under the powers of attorney and the letters of undertaking described above, Champion Technology, Mr. Zhu, Ms. Yin and Beijing Champion entered into the tri-party agreements re VIE structure, pursuant to which Champion Technology has the right to request Mr. Zhu or Ms. Yin to unconditionally transfer his or her entire equity interests in Beijing Champion to Champion Technology or its designated third party within a certain period of time required by Champion Technology if Mr. Zhu or Ms. Yin breaches any provision of the power of attorney or the letter of undertaking. In addition, Champion Technology may also request Mr. Zhu or Ms. Yin to provide sufficient security to the satisfaction of Champion Technology and enter into a security agreement proposed by Champion Technology within a certain period of time required by Champion Technology if Champion Technology determines in its discretion that Mr. Zhu or Ms. Yin violates any provision of the powers of attorney or the letters of undertaking. If Mr. Zhu or Ms. Yin breaches this agreement, he or she shall compensate Champion Technology for any and all economic losses directly or indirectly arising from his or her breach of this agreement, the powers of attorney and the letters of undertaking.
Spousal Consent Letters
, dated January 30, 2013. The spouse of each shareholder of Beijing Champion (i.e. Mr. Zhu and Ms. Yin) has entered into a spousal consent letter to acknowledge that he or she consents to the disposition of the equity interests held by his or her spouse in Beijing Champion in accordance with the exclusive purchase rights agreement, the letter of undertaking, the power of attorney, the equity pledge agreement and the tri-party agreements regarding VIE structure described above, and any other supplemental agreement(s) may be consented by his or her spouse from time to time. Each such spouse further agrees that he or she will not take any action or raise any claim to interfere with the arrangements contemplated under the above mentioned agreements. In addition, each such spouse further acknowledges that any right or interest in the equity interests held by his or her spouse in Beijing Champion do not constitute property jointly owned with his or her spouse and each such spouse unconditionally and irrevocably waives any right or interest in such equity interests.
Exclusive Option Agreement
, dated December 28, 2015. Pursuant to the exclusive option agreement entered into among Zhongxi Healthcare Education, Champion Healthcare Education and its shareholders, Zhongxi Healthcare Education or any third-party designated by it has the right to acquire, in whole or in part, the respective equity interests in Champion Healthcare Education of its shareholders when permitted by applicable PRC laws and regulations. This agreement will remain effective until the entire equity interests in Champion Healthcare Education are transferred to Zhongxi Healthcare Education.
Powers of Attorney
, dated December 28, 2015. Pursuant to these powers of attorney, each shareholder of Champion Healthcare Education authorized Zhongxi Healthcare Education or any person it designates to (i) exercise all voting powers that such shareholder enjoys under the laws and the articles of association of Champion Healthcare Education, including the sale, transfer or pledge, in whole or in part, of such shareholder’s equity interests in Champion Healthcare Education; (ii) nominate and appoint, on behalf of such shareholder, the legal representative, directors, supervisors, general manager, and other senior management of Champion Healthcare Education; (iii) execute the share transfer agreement as contemplated by the exclusive option agreement described above, and perform the equity pledge agreement and the exclusive option agreement described above; and (iv) authorize any third party to carry out any of the above actions. In addition, the shareholders undertook to refrain from exercising any of the abovementioned rights.

Spouse Consent Letters
, dated December 28, 2015. The spouse of each shareholder of Champion Healthcare Education (i.e. Mr. Zhu and Ms. Yin) has entered into a spouse consent letter to acknowledge that he or she consents to the disposition of the equity interests held by his or her spouse in Champion Healthcare Education in accordance with the exclusive option agreement, the power of attorney and the equity pledge agreement described above, and any other supplemental agreement(s) may be consented by his or her spouse from time to time. Each such spouse further agrees that he or she will not take any action or raise any claim to interfere with the arrangements contemplated under the above mentioned agreements. In addition, each such spouse further acknowledges that any right or interest in the equity interests held by his or her spouse in Champion Healthcare Education do not constitute property jointly owned with his or her spouse and each such spouse unconditionally and irrevocably waives any right or interest in such equity interests.
Tri-party Agreement re VIE Structure
, dated December 28, 2015. To secure the performance of the obligations under the powers of attorney and the letter of undertaking described above, Zhongxi Healthcare Education, Mr. Zhu, Ms. Yin and Champion Healthcare Education entered into the tri-party agreement re VIE Structure, pursuant to which Zhongxi Healthcare Education has the right to request Mr. Zhu or Ms. Yin to unconditionally transfer his or her entire equity interests in Champion Healthcare Education to Zhongxi Healthcare Education or its designated third party within a certain period of time required by Zhongxi Healthcare Education if Mr. Zhu or Ms. Yin breaches any provision of the power of attorney or the letter of undertaking. In addition, Zhongxi Healthcare Education may also request Mr. Zhu or Ms. Yin to provide satisfactory and full guarantee to the satisfaction of Zhongxi Healthcare Education and enter into a relevant guarantee contract proposed by Zhongxi Healthcare Education within a certain period of time required by Zhongxi Healthcare Education if Zhongxi Healthcare Education determines in its discretion that Mr. Zhu or Ms. Yin violates any provision of the powers of attorney or the letter of undertaking. If Mr. Zhu or Ms. Yin breaches this agreement, he or she shall compensate Zhongxi Healthcare Education for any and all economic losses directly or indirectly arising from his or her breach of this agreement, the powers of attorney and the letter of undertaking.
Other agreements among our subsidiaries and the controlled affiliates
Courseware License Agreement
, dated August 1, 2004. Pursuant to this agreement, Beijing Champion granted Champion Technology an exclusive license to use specific distance education and training courseware owned by Beijing Champion without charge. Under this agreement, Champion Technology is granted the rights to use the courseware for the duration of its operating period.
Letter of Undertaking from Champion Technology to Beijing Champion
, dated February 13, 2008. Pursuant to this letter, Champion Technology confirmed its obligation to provide financial support to Beijing Champion if Beijing Champion suffers any financial loss.
Letter of Undertaking from Zhongxi Healthcare Education to Champion Healthcare Education
, dated December 28, 2015. Pursuant to this letter, Zhongxi Healthcare Education confirmed its obligation to provide financial support to Champion Healthcare Education if Champion Healthcare Education suffers any financial loss or critical operation adversity.
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

D. Property, Plants and Equipment
Our principal executive offices are located in approximately 2,500 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also own approximately 355 square meters, 16,200 square meters, and 367 square meters of office space in Hangzhou, Xiamen and Nanjing, China, respectively. We also lease approximately 48,400 square meters of office, training center and staff quarter space at various locations in China and Hong Kong. We believe that, if needed, additional space can be obtained on commercially reasonable terms to meet our future requirements.
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
A. Operating Results
Overview
We believe that we are the leading provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in 2020. For the fiscal year ended September 30, 2020, we had total course enrollments of 4,255,000. As of September 30, 2020, our content library encompassed 265 course offerings, approximately 7,650 classes, and close to 44,000 hours of audio-video content across 13 subject areas. We believe our course participants are attracted to our high-quality, results-oriented courses; our students’ superior learning experience empowered and supported by our robust, comprehensive and easy-to-use proprietary online Learning Management System that can be accessed via both PC and mobile devices; and our comprehensive learning support and services. We believe these attributes result in better performance for our test preparation courses, as measured by higher than national average exam passage rates, and will help us further expand our leadership position in the online professional education market.
We focus our online professional education services in four main industries: accounting, healthcare, engineering & construction and legal education. In addition, we offer other professional education courses, such as online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, and accounting practical skills training courses for college students and working professionals. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content and deliver live courses online. In May 2015 we launched our College Cooperation Program which enables us to expand our industry-leading online accounting educational content and services for professional examinations to college and university students, in partnership with colleges and universities. Our acquisition of Xiamen NetinNet in May 2016 complements our suite of learning solutions for the college market, and enables us to offer comprehensive accounting simulation-based learning content to college students, aimed at enriching their learning experience and complementing traditional college teaching methods. Our acquisition of Jiangsu Asset in November 2017 broadens our services to SMEs by introducing accounting and related advisory services and provides valuable internship opportunities to students in our College Cooperation Program. Our acquisition of Beijing Ruida in July 2018 further strengthens our legal education vertical by adding a leading Legal Professional Qualification Examination preparation business to our portfolio of education services. As of September 30, 2020, we operated 19 websites, including our main website www.cdeledu.com and 18 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 70.2%, 68.9% and 76.0% of our net revenues in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. In addition to traditional online courses, we offer live streaming accounting, healthcare, engineering & construction, and legal courses through an app available on Android and Apple iOS tablets and smart phones. Furthermore, we sell books and reference materials, offer offline business start-up training courses and offline accounting, healthcare, engineering & construction, and legal professional training courses, and provide courseware production services and platform production services for certain customers.

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
Our net revenues were $166.7 million, $211.8 million and $209.6 million in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. We had net income attributable to CDEL of $11.6 million, $21.3 million and $10.4 million in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. Our total course enrollments were 3,191,000, 3,793,000 and 4,255,000 for the fiscal years ended September 30, 2018, 2019 and 2020, respectively.
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
Our results of operations may be affected by changes to the professional requirements applicable to the various fields covered by our courses. They may also be affected by changes in the timing, content and difficulty, or perceived difficulty, of exams covered by our courses, changes in continuing education requirements, changes in employment policy, suspension or cancellation of professional qualifications and certificates, and changes in the government subsidy policy applicable to our business start-up training courses. Exams covered by our courses may also, from time to time, be discontinued or postponed for reasons beyond our control, such as the outbreak of the COVID-19 pandemic, which may impact our revenues in certain periods. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected if there are changes in the perceived difficulty, requirements or formats of professional examinations, courses and continuing education in China, or if certain professional qualifications and certificates are cancelled by the government authorities.”, “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Changes in the government authorities’ subsidy policy with respect to our business start-up training courses could adversely affect our financial condition and results of operations.”, “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our business could be adversely affected if there are changes in the timing of release of examination policies.” and “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — Our financial performance and prospects could be affected by natural calamities or health epidemics.”

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
Specific Factors Affecting Our Results of Operations
Our results of operations in any given period are also directly affected by company-specific factors, including:

•	Number of enrollments in our courses .
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
We may from time to time, however, experience a decrease in course enrollments in certain course offerings if there is a perception within the related industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. Secondly, any government decisions to scale back, postpone, suspend, or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues. For example, starting from late November of 2016, the Department of Finance in certain provinces and cities suspended the Accounting Certificate Examination due to the proposed change in the related examination policy. As a result, because of the decrease in course enrollments, the revenue generated from the Accounting Certificate Exam, and accounting continuing education courses decreased by 71.3% and 24.6%, respectively, in fiscal year 2017, compared to fiscal year 2016. In November 2017, SCNPC published the Decision of the SCNPC on Revising the “Accounting Law of the People’s Republic of China” and Other Eleven Pieces of Laws, pursuant to which the requirement of accounting professional qualification to be engaged in accounting work or Accounting Certificate was canceled. In conjunction with the cancellation of the Accounting Certificate, the examination policy of Elementary APQE was released, stating that candidates possessing a high school diploma or above degree can take the Elementary APQE instead of holding an Accounting Certificate. As a result, the revenue generated from Accounting Certificate Exam courses was minimal since the cancellation of the Accounting Certificate. In addition, we may from time to time change our marketing strategy which may affect our course enrollments. For example, during fiscal year 2019, we devoted more of our marketing and selling resources to the promotion of our relatively higher value, longer duration premium and elite accounting classes. As a result, overall online course enrollments from test-preparation courses of our accounting vertical decreased by 12.6% in fiscal year 2019, compared with fiscal year 2018.

•	Fees for our courses .
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
Our ability to successfully identify, execute, integrate and manage new alliances, acquisitions and investments can have a significant effect on our results of operations. We have pursued and may continue to pursue strategic alliance, acquisition and investment opportunities to increase our service offerings and expand our growth; however, such strategic alliances, acquisitions and investments may not generate the financial results we expect and may even result in losses. See “Item 4.A. Information on the Company — History and Development of the Company” for our recent acquisitions and strategic investments. For example, in the fiscal year ended September 30, 2020, we recognized an impairment loss from long-term investments arising from our investment in Beijing Xinrui Education Technology of $0.9 million.

Impact of COVID-19
The outbreak of the COVID-19 pandemic around the globe has had and is expected to continue to have an adverse impact on our operations and financial performance. During the onset of the COVID-19 pandemic, in order to support our students across China with high-quality online professional education at a time when offline classes were suspended, we provided free online courses to students in Hubei province, the initial epicenter of the epidemic in China, and significant discounts for certain online exam preparation courses to students outside Hubei. While our socially responsive actions resulted in a surge in enrollment in fiscal year 2020, our cash receipts from online course registration have declined significantly, due to the postponement or suspension of certain professional certification examinations in accounting, healthcare, engineering & construction, and legal fields. In particular, cash receipts from online course registration decreased by 34.5%, 31.3% and 12.8% in the second, third and fourth quarter of fiscal year 2020, respectively, compared with the prior periods of fiscal year 2019. Revenues from our other services were also impacted significantly by the COVID-19 pandemic. In particular, revenues from business start-up training services and sale of learning simulation software decreased by 21.1% and 26.7%, respectively, in fiscal year 2020 compared with fiscal year 2019.
With the continued sporadic outbreak of COVID-19 in Hebei, Beijing and other regions across China, professional certification examinations in these regions may be further postponed or cancelled, which may continue to adversely affect our business operations, financial condition and operating results for fiscal year 2021.
Description of Key Line Items
Net Revenues
We derive net revenues from the sale of online education services, books and reference materials, and other related products and services. Our net revenues are presented net of PRC value-added taxes, as well as their related surcharges. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	Year Ended September 30,
	2018		2019		2020
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	117,026	70.2%	145,917	68.9%	159,338	76.0%
Books and reference materials	10,213	6.1%	27,372	12.9%	22,061	10.5%
Others	39,429	23.7%	38,533	18.2%	28,159	13.5%
Total net revenues	166,668	100.0%	211,822	100.0%	209,558	100.0%
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
To enroll in our courses, course participants may choose to pay us through online or mobile payment using credit or debit cards, via third-party payment networks, or to purchase pre-paid study cards from our distributors, by cash at our offices or installment loans offered by other institutions.
Our online courses are mainly available in the course formats of regular class, premium class and elite class in fiscal years 2018, 2019 and 2020. See “Item 4.B. Business overview — Our Online Education Services — Course Formats.”
Books and Reference Materials
We primarily sell our own proprietary learning materials relating to accounting, healthcare, engineering & construction, and legal professional courses and exams through third-party bookstores and distributors across China and directly through our online bookstore and our offices in Beijing. The sale of books and reference materials on topics related to our course subject matter complements our online course offerings, supplements the learning experience of our course participants, helps us to build brand recognition and loyalty among our course participants, and promotes our expertise and reputation in various professional fields. To promote our online courses, we also sell some of our books and reference materials with certain privileges which allow course participants to get a certain number of electronic books and take a specified number of online courses for free.

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

	For the Year Ended September 30,
	2018		2019		2020
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net Revenues	166,668	100.0%	211,822	100.0%	209,558	100.0%
Cost of sales:
Cost of services and others	(78,936)	(47.4)%	(85,252)	(40.2)%	(81,976)	(39.1)%
Cost of tangible goods sold	(8,947)	(5.3)%	(19,489)	(9.2)%	(19,622)	(9.4)%
Total cost of sales	(87,883)	(52.7)%	(104,741)	(49.4)%	(101,598)	(48.5)%
Gross profit and gross margin 1	78,785	47.3%	107,081	50.6%	107,960	51.5%

1	Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.
Cost of Services and Others
Cost of services and others accounted for 47.4%, 40.2% and 39.1% of our net revenues in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. Cost of services and others are mainly composed of salaries and related expenses for our tutors, course and content development, website maintenance and information technology technicians and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers, rental and related expenses, and other miscellaneous expenses. Fees paid to lecturers comprised a significant portion of our cost of services and others because we allocate significant resources to contract with high-quality lecturers. The number of lecturers producing online courses for us was 513, 541 and 527 in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. Our online platform enables us to achieve greater economies of scale than traditional offline programs that are limited by fixed teacher-student ratios as we are able to increase the number of course participants without necessarily increasing the number of our lecturers. Our fees paid to online lecturers as a percentage of our net revenues from online education services increased in the fiscal year ended September 30, 2020, as compared to the fiscal year ended September 30, 2019, primarily due to the COVID-19 pandemic which adversely impacted the cash receipts from online course registration, described in more detail in “— Specific Factors Affecting Our Results of Operations — Impact of COVID-19.” As a result, the revenue growth from online education services was materially and adversely impacted, and was lower than the growth of fees paid to online lecturers. Our fees paid to online lecturers as a percentage of our net revenues from online education services increased slightly in the fiscal year ended September 30, 2019, as compared to the fiscal year ended September 30, 2018, primarily due to higher-than-expected cash receipts from our longer duration elite classes, representing 29.0% of cash receipts from online course registration in fiscal year 2019, compared with 8.9% in fiscal year 2018. As a result, overall revenue was recognized on average over a longer expected period of time under U.S. GAAP ASC606 in fiscal year 2019. Our fees paid to offline lecturers decreased in the fiscal year ended September 30, 2020, as compared to the fiscal year ended September 30, 2019, primarily due to the impact of the COVID-19 pandemic during which offline classes were suspended. Our fees paid to offline lecturers increased in the fiscal year ended September 30, 2019, primarily due to 12-months of lecture fees associated with offline Legal Professional Qualification Examination test preparation courses offered by Beijing Ruida, compared to 3-months of such lecture fees in the fiscal year ended September 30, 2018. This increase was partially offset by the decrease in lecture fees associated with the “Tax School Program” which we disposed in December 2018.

Our tutors, course and content development, website maintenance and information technology technicians and other employees also play a critical role in our course development and delivery. We maintain a large, well-trained pool of tutors to answer questions from course participants submitted through our online question and answer board, usually within a 24-hour time period. Our tutors numbered 521 (including 215 part-time tutors), 226 (including 23 part-time tutors) and 286 (including 28 part-time tutors) as of September 30, 2018, 2019 and 2020, respectively. In addition, we allocate significant resources to retain course production technicians capable of creating high quality high-definition audio-video course materials and other interactive features for our online courses. The number of our course production technicians was 99, 90 and 97 as of September 30, 2018, 2019 and 2020, respectively. We have a significant number of information technology technicians capable of developing a reliable, scalable and secure online platform and technology infrastructure to support our services. The number of our information technology technicians was 205, 173 and 246 as of September 30, 2018, 2019 and 2020, respectively. We also have a separate team of 165 information technology technicians for the development of learning simulation software as of September 30, 2020. To date, salaries and related expenses constitute a large portion of our cost of services and others.
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
Selling Expenses
Selling expenses accounted for 26.8%, 29.0% and 33.3% of our net revenues in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. Our selling expenses consist primarily of salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, advertising and promotion expenses, rental and related expenses, promotional materials, and other selling expenses. The salaries of our customer service staff were significant as we maintained the number of our customer service staff at a high level to serve a greater number of course participants and other customers. The salaries of our sales and marketing staff were also significant as we maintained the number of our sales and marketing staff at a high level to promote our business, and to generate sales through our direct sales efforts. Following the acquisition of Xiamen NetinNet and Beijing Ruida in May 2016 and July 2018, respectively, we had additional teams of customer service staff and sales and marketing staff for the learning simulation software segment and Legal Professional Qualification Examination test preparation courses offering, respectively.
General and Administrative Expenses
Our general and administrative expenses accounted for 12.8%, 11.8% and 12.2% of our net revenues in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, professional fees, depreciation and amortization, rental and related expenses, allowance for doubtful accounts, share-based compensation expenses and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office, communication and entertainment expenses.

Taxation
We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. However, there is a risk that we may be treated as resident in the PRC for tax purposes. See “Risk Factors — Risks Relating to Conducting Business in China — Under China’s EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”
CDEL Hong Kong is incorporated in Hong Kong and provides accounting and consulting services. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2018, 2019 and 2020. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by CDEL Hong Kong to us.
PENCIL is incorporated in Hong Kong as a wholly-owned subsidiary of CDEL Hong Kong. PENCIL has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as PENCIL has no assessable profits in Hong Kong in the fiscal years ended September 30, 2018, 2019 and 2020. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by PENCIL to us through CDEL Hong Kong.
China Healthcare Investment is incorporated in the British Virgin Islands as our wholly-owned subsidiary. Under the current law of the British Virgin Islands, China Healthcare Investment is not subject to income or capital gains tax.
China Healthcare Education is incorporated in Hong Kong as a wholly-owned subsidiary of China Healthcare Investment. China Healthcare Education has not conducted any substantive operations since its inception. No provision for Hong Kong profits tax has been made as China Healthcare Education has no assessable profits in Hong Kong in the fiscal years ended September 30, 2018, 2019 and 2020. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends distributed by China Healthcare Education to us through China Healthcare Investment.
Enterprise Income Tax
The current and deferred components of the income tax expense appearing in our consolidated statements of operations are as follows:

	Years ended September 30,
	2018	2019	2020
	$	$	$
	(in thousands)
Current tax expense	5,717	7,060	10,543
Deferred tax expense (benefit)	(3,410)	1,061	(5,083)
	2,307	8,121	5,460
Champion Technology, Beijing Champion, Zhengbao Yucai, and Xiamen NetinNet obtained preferential tax treatments as “high and new technology enterprises” under EIT Law that resulted in lower tax rates. Champion Technology was and will be subject to the tax rate of 15% from 2010 through 2022, Beijing Champion was and will be subject to the tax rate of 15% from 2008 through 2022, Zhengbao Yucai was subject to the tax rate of 15% from 2012 through 2020, and Xiamen NetinNet was and will be subject to the tax rate of 15% from 2014 through 2022. Our other PRC entities are mainly subject to the standard income tax rate of 25%. In addition, for some of our small and micro businesses having annual taxable income of RMB1 million or less, 25% shall be included in the taxable income, and the enterprise income tax shall be paid at the rate of 20%. See “Risk Factors — Risks Relating to Conducting Business in China — The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology, controlled companies, Zhengbao Yucai and Xiamen NetinNet, and affiliated entity, Beijing Champion, could materially increase our tax liabilities.”

For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.2 million, $0.5 million and $0.3 million have been made in the fiscal years ended September 30, 2018, 2019 and 2020, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. See “Risk Factors — Risks Relating to Conducting Business in China — We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiaries.”
Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including residence status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreign corporations, the determination criteria set forth in Circular 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented with respect to such enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See “Risk Factors — Risks Relating to Conducting Business in China — Under China’s EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”
Value-Added Tax and Related Surcharges
We are subject to value-added tax and related surcharges on the revenues earned from provision of education services and sale of learning simulation software. To date, we are mainly subject to 3.36%-6.72% value-added tax and related surcharges on the revenues earned from provision of education services and 14.56% (17.92% before April 2019 and 19.04% before May 2018) value-added tax and related surcharges on the revenues earned from sale of learning simulation software. We recorded revenues net of all value-added tax and related surcharges in the consolidated statements of operations.
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

In addition, in accordance with the relevant tax laws in the PRC, VAT is also calculated based on the sales value of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue generating transactions. Pursuant to the circulars jointly issued by MOF and SAT on December 25, 2013 and June 5, 2018, respectively, the proceeds received from customers for sales related to books and reference materials are exempt from VAT from January 1, 2013 through December 31, 2017, and from January 1, 2018 through December 31, 2020, respectively. As a result, Beijing Champion and Zhengbao Yucai enjoyed and continue to enjoy this tax exemption from March 2014 and May 2014, respectively, upon the filing of tax exemption applications to the state tax bureau. Such VAT exemption is also applicable to Champion Culture and Champion Accounting from January 2016 and May 2016, respectively. Beijing Ruida, Jiangsu Champion Healthcare Education, and Jiangsu Champion E&C Education also enjoy this tax exemption through December 31, 2020.
Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of Pneumonia Caused by Novel Coronavirus Infection issued by MOF and SAT, or the Cai Shui [2020] No.8 and Cai Shui [2020] No.28, due to the COVID-19 virus, the VAT from providing daily life services, including the education services from Beijing Champion, Beijing Ruida, Jiangsu Champion Healthcare Education, Jiangsu Champion E&C Education, and Jiangsu Champion Self-taught Education, was exempted starting on January 1, 2020 until December 31, 2020.
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

Revenue Recognition
On October 1, 2018, we adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of October 1, 2018. Results for the fiscal years ended September 30, 2019 and 2020 are presented under Topic 606, while results for the fiscal year ended September 30, 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition (“Topic 605”).
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
Books and reference materials
. We sell books and reference materials to end users directly or through distributors. Revenues relating to such sales are recorded when control of the promised goods is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for the goods. Inventory costs of goods delivered to distributors for which revenues have been deferred are presented as “deferred costs” on the consolidated balance sheets.
We also sell books and reference materials together with study cards which allow the customers to take a certain number of online courses for no additional charge, and the customers can also get a certain number of electronic books for free. We determine that books and online course services represent two separate performance obligations. We allocate revenues to each performance obligation based on their relative selling prices. The relative selling prices are based on the observable price sold on a standalone basis, if available. If not, we estimate the relative selling price based on internal pricing models.
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
Revenues from offline professional training are recognized proportionately when the training courses are delivered. Each contract of these services is accounted for as a single performance obligation which is satisfied ratably over the service period. For offline training sponsored by government authorities related to business start-up training services, the tuition fees of the training participants are subsidized by the government. Qualified enrollments and the fees to be earned cannot be determined until the confirmation from government authorities regarding the number of students and fees is received by us, which is after the completion of services. Therefore, revenues from such services are recognized upon the receipt of confirmations from government authorities, when all the other revenue recognition criteria have been met. Revenues from offline training sponsored by government authorities were insignificant during the year ended September 30, 2020.
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
We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. We did not record impairment losses on our long-lived assets in the fiscal years ended September 30, 2018, 2019 and 2020, respectively.
Goodwill
Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. As of September 30, 2020, we had three reporting units: professional education service, business start-up training service, and sale of learning simulation software. We perform our goodwill impairment test on September 30th of each year. Impairment was tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.
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
The following table sets forth the details of goodwill impairment test as of September 30, 2020:

	Professional education service	Business start-up training service(*)	Sale of learning simulation software	Total
		(in thousands of $)
Estimated fair value	276,533	N/A	48,604	325,137
Carrying value net	87,710	N/A	41,399	129,109
Because the fair values of both the professional education service and sale of learning simulation software reporting units as of September 30, 2020 exceed their carrying amounts, no second step test was performed.

*
Because the carrying amount of business start-up training service reporting unit as of September 30, 2019 exceeds its fair value, we recorded an impairment charge of $1.5 million related to business start-up training services during the fiscal year ended September 30, 2019.

In determining the fair values of our reporting units as of September 30, 2020, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. Publicly available information regarding our market capitalization was also considered in assessing the reasonableness of the aggregate fair value of all the reporting units estimated using the income approach valuation methodology. The discounted cash flow for each reporting unit was projected based on financial forecasts developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 12.5%-15% and a terminal value growth rate at 3%-3.5%.

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
For uncertainty in tax positions, we recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Based on this assessment, as of September 30, 2018, 2019 and 2020, respectively, we have recognized an approximately $0.2 million, $0.2 million and $0.2 million accrual for unrecognized tax benefits which is included in the account of “accrued expenses and other liabilities.” The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. We recognize, if any, interest related to unrecognized tax benefit in interest expense and penalties in other expenses. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to the current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.
Uncertainties exist with respect to how PRC’s EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC enterprise income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the EIT Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Conducting Business in China — Under
China’s EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”
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
We estimated the fair value of each option award granted to employees, officers and non-employees under the Prior Plan and the fair value of each option award granted to non-executive directors, officers and employees under the New Plan using the relevant and appropriate Option Pricing Model. We use the quoted market price of our ADSs at each measurement date to measure the fair value of nonvested shares we granted to directors, officers and employees. We did not grant option awards during the fiscal years ended September 30, 2018, 2019 and 2020, respectively.
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
We are a holding company with no material operations of our own. We conduct substantially most of our operations in China through contractual arrangements with our variable interest entities, and their shareholders. See “Item 4.C. Information on the Company — Organizational Structure” for a summary of these contractual arrangements. In the fiscal years ended September 30, 2018, 2019 and 2020, our variable interest entities and their subsidiaries contributed in aggregate 91%, 87% and 94% respectively, of our total net revenues. As of the fiscal years ended September 30, 2019 and 2020, our variable interest entities and their subsidiaries accounted for an aggregate of 57% and 68%, respectively, of our total assets, and 75% and 88%, respectively, of our total liabilities.
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
An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted prices for similar investments in the active market, if applicable, or the discounted cash flow approach, which requires significant judgment and assumptions, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of the long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We recorded $0.3 million, $6.4 million and $0.9 million impairment losses on our equity method investment in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. The impairment loss we recorded during the fiscal year ended September 30, 2020 was mainly due to the going concern issue of one of our investees.

Equity securities without readily determinable fair values
Starting on October 1, 2018, with the adoption of ASU 2016-01, we elected a practicability exception to fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with fair value change recorded in the consolidated statements of operations. Prior to October 1, 2018, investee companies over which we did not have significant influence or a controlling interest were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. We review our equity securities without readily determinable fair value at each reporting period. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASU No. 2011-4: Fair Value Measurement (ASC 820). If the fair value is less than the investment’s carrying value, we recognize an impairment loss equal to the difference between the carrying value and fair value in the consolidated statement of operations. We recorded nil, $0.5 million and nil impairment losses on our equity securities without readily determinable fair value in the fiscal years ended September 30, 2018, 2019 and 2020, respectively.
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
We review our investments for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near term prospects of the investees. We recorded $2.5 million, nil and nil impairment losses on our available-for-sale investments in the fiscal years ended September 30, 2018, 2019 and 2020, respectively.
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
Operating leases
Before October 1, 2019, we adopted ASC Topic 840 (“ASC 840”), Leases, and each lease was classified at the inception date as either a capital lease or an operating lease.
On October 1, 2019, we adopted New Leasing Standard (“ASC 842”), using the modified retrospective transition method resulting in the recording of operating lease right-of-use (ROU) assets of $36.5 million and operating lease liabilities of $33.2 million upon adoption. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have any effect on the consolidated statements of operations.
We determine if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to record in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, we also have elected to utilize the short-term lease recognition exemption and, for those leases that qualified, we did not recognize operating lease ROU assets or operating lease liabilities.
As the rate implicit in the lease is not readily determinable, we estimate its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated in a portfolio approach to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment. Our leases often include options to extend and lease terms include such extended terms when we are reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when we are reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.
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

	Years Ended September 30,
	2018		2019		2020
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net Revenues
Online education services	117,026	70.2%	145,917	68.9%	159,338	76.0%
Books and reference materials	10,213	6.1%	27,372	12.9%	22,061	10.5%
Others	39,429	23.7%	38,533	18.2%	28,159	13.5%
Total net revenues	166,668	100.0%	211,822	100.0%	209,558	100.0%
Cost of sales:
Cost of services and others	(78,936)	(47.4)%	(85,252)	(40.2)%	(81,976)	(39.1)%
Cost of tangible goods sold	(8,947)	(5.3)%	(19,489)	(9.2)%	(19,622)	(9.4)%
Total cost of sales	(87,883)	(52.7)%	(104,741)	(49.4)%	(101,598)	(48.5)%
Gross profit	78,785	47.3%	107,081	50.6%	107,960	51.5%
Operating expenses:
Selling expenses	(44,717)	(26.8)%	(61,460)	(29.0)%	(69,848)	(33.3)%
General and administrative expenses	(21,253)	(12.8)%	(24,919)	(11.8)%	(25,478)	(12.2)%
Impairment of goodwill	—	—%	(1,517)	(0.7)%	—	—%
Total operating expenses	(65,970)	(39.6)%	(87,896)	(41.5)%	(95,326)	(45.5)%
Change in fair value in connection with business combination	84	0.1%	695	0.3%	—	—%
Other operating income	3,051	1.8%	2,968	1.4%	6,155	2.9%
Operating income	15,950	9.6%	22,848	10.8%	18,789	9.0%
Interest income	2,522	1.5%	2,207	1.0%	2,555	1.2%
Interest expense	(3,331)	(2.0)%	(2,819)	(1.3)%	(1,021)	(0.5)%
Exchange gain (loss)	2,476	1.5%	3,296	1.6%	(5,261)	(2.5)%
Impairment loss from long-term investments	(2,835)	(1.7)%	(6,920)	(3.3)%	(910)	(0.4)%
Gain from disposal of an investment	—	—%	318	0.2%	—	—%
Gain from deconsolidation of a subsidiary	—	—%	6,869	3.2%	—	—%
Income before income taxes	14,782	8.9%	25,799	12.2%	14,152	6.8%
Income tax expense	(2,307)	(1.4)%	(8,121)	(3.8)%	(5,460)	(2.6)%
Loss from equity method investment	(172)	(0.1)%	(1,484)	(0.7)%	(555)	(0.3)%
Net income	12,303	7.4%	16,194	7.6%	8,137	3.9%
Less: Net income (loss) attributable to noncontrolling interest	677	0.4%	(5,060)	(2.4)%	(2,293)	(1.1)%
Net income attributable to China Distance Education Holdings Limited	11,626	7.0%	21,254	10.0%	10,430	5.0%
Fiscal Year Ended September 30, 2020 Compared to Fiscal Year Ended September 30, 2019
Net Revenues
Our net revenues decreased slightly by 1.1% to $209.6 million in the fiscal year ended September 30, 2020 from $211.8 million in the fiscal year ended September 30, 2019, primarily as a result of the significant decrease in revenue from sale of books and reference materials and others, due to the impact of the COVID-19 pandemic across China. This decrease was partially offset by the increase in revenue from online education services.

Online education services
. Net revenues from online education services increased by 9.2% to $159.3 million in the fiscal year ended September 30, 2020 from $145.9 million in the fiscal year ended September 30, 2019. The growth in net revenues from online education services was primarily due to revenue growth from the accounting vertical. Our longer duration premium and elite accounting classes, which were launched in April 2018, have relatively higher average selling prices, and were widely accepted by our customers in the past. As a result, although the overall cash receipts from online course registration declined significantly year-over-year in the second, third and fourth quarters of fiscal year 2020 due to the impact of the COVID-19 pandemic across China, the deferred revenue brought forward from these longer duration premium and elite classes that was recognized in fiscal year 2020 boosted revenue growth of the accounting vertical. Revenue from the legal vertical contributed by Beijing Ruida, which we acquired in July 2018, also contributed to the revenue growth, primarily due to our continued investment in our online education platform which enabled us to swiftly and effectively move our offline classes to online live streaming classes. For more details of the impact of COVID-19 on our business, see “— Specific Factors Affecting Our Results of Operations — Impact of COVID-19”. The total number of our online course enrollments increased by 13.4% from 3,709,000 in fiscal year 2019 to 4,208,000 in fiscal year 2020. The increase in online course enrollments was primarily due to significant discounts for certain online exam preparation courses to students during the onset of the COVID-19 pandemic. Enrollments from engineering & construction continuing education courses also contributed to the enrollment growth. This increase was partially offset by the decrease in enrollments from accounting continuing education courses.
The revenues generated from our accounting, engineering & construction, and legal courses increased by 11.7%, 7.5% and 47.2%, respectively, in fiscal year 2020, compared with fiscal year 2019, while the revenue generated from healthcare courses decreased by 4.5% in fiscal year 2020, compared with fiscal year 2019. Our accounting courses continued to account for the majority of our course enrollments and revenue. Our accounting courses generated revenues of $112.7 million in fiscal year 2020, compared to $100.9 million in fiscal year 2019. In addition, our healthcare, engineering & construction, and legal courses generated revenues of $25.9 million, $9.4 million and $6.1 million, respectively, in fiscal year 2020, compared to $27.1 million, $8.7 million and $4.1 million, respectively, in fiscal year 2019.
Books and reference materials
. Net revenues from sales of books and reference materials decreased by 19.4% to $22.1 million in the fiscal year ended September 30, 2020 from $27.4 million in the fiscal year ended September 30, 2019, primarily as a result of the impact of the COVID-19 pandemic on overall book sales in general. In addition, the postpoment of the subjective test of the Legal Professional Qualification Examination from October to November 2020 resulted in a delay in delivery of certain books and reference materials from September to October 2020 which also adversely impacted revenue recognition in fiscal year 2020.
Others
. Our net revenues from other sources decreased by 26.9% to $28.2 million in the fiscal year ended September 30, 2020 from $38.5 million in the fiscal year ended September 30, 2019, primarily due to the significant decrease in revenue from offline training courses and sale of learning simulation software due to the impact of the COVID-19 pandemic, during which both schools and offline classes were suspended. In addition, the disposal of the “Tax School Program” in December 2018 adversely impacted revenue growth from others. The “Tax School Program” did not contribute revenue in fiscal year 2020, compared to 3-months’ revenue contribution in fiscal year 2019.
Gross Profit
Our gross profit increased slightly by 0.8% to $108.0 million in the fiscal year ended September 30, 2020 from $107.1 million in the fiscal year ended September 30, 2019. Our gross margin was 51.5% in the fiscal year ended September 30, 2020, compared with 50.6% in the fiscal year ended September 30, 2019. The increase in gross profit and gross margin was primarily attributable to the exemption of payment of certain statutory employee benefits, including pensions, work-related injury insurance and unemployment insurance to designated government agencies since February 1, 2020 until December 31, 2020, and effective cost control including rental and related expenses.
Operating Expenses
Our operating expenses increased by 8.5% to $95.3 million in the fiscal year ended September 30, 2020 from $87.9 million in the fiscal year ended September 30, 2019 for the reasons explained below.
Selling expenses
. Our selling expenses increased by 13.6% to $69.8 million in the fiscal year ended September 30, 2020 from $61.5 million in the fiscal year ended September 30, 2019. This increase was primarily due to increased marketing and promotional activities, and commission to agents. As a percentage of our net revenues, our selling expenses increased to 33.3% of our net revenues in the fiscal year ended September 30, 2020, from 29.0% of our net revenues in the fiscal year ended September 30, 2019.

General and administrative expenses
. Our general and administrative expenses increased by 2.2% to $25.5 million in the fiscal year ended September 30, 2020 from $24.9 million in the fiscal year ended September 30, 2019. This increase was primarily due to professional fees associated with our currently pending going-private transaction, depreciation and amortization, and share-based compensation expenses, partially offset by the decrease in provision for doubtful debts. As a percentage of our net revenues, our general and administrative expenses increased to 12.2% of our net revenues in the fiscal year ended September 30, 2020, from 11.8% of our net revenues in the fiscal year ended September 30, 2019.
Other Operating Income
In the fiscal year ended September 30, 2020, we had other operating income of $6.2 million which was mainly from (i) net VAT exemption in accordance with the Announcement on Tax Policies to Support Prevention and Control of Pneumonia Caused by Novel Coronavirus Infection; (ii) VAT and IIT refund from our learning simulation software business and education services business; and (iii) R&D subsidy from our learning simulation software business and education services business. In the fiscal year ended September 30, 2019, we had other operating income of $3.0 million which was mainly from (i) VAT refund from our learning simulation software business and education services business; (ii) R&D subsidy from our learning simulation software business; (iii) compensation from third parties for infringement of our courseware copyrights and breach of contracts; and (iv) subsidy from the share issuance of Zhengbao Yucai on China’s New Third Board in March 2017.
Impairment loss from long-term investments
Impairment loss from long-term investments for the fiscal year ended September 30, 2020 was $0.9 million, compared with $6.9 million for the fiscal year ended September 30, 2019, due to impairment of the value of our investee company, Beijing Xinrui Education Technology.
Income taxes
Income tax expense for the fiscal year ended September 30, 2020 was $5.5 million, compared with an income tax expense of $8.1 million in the fiscal year ended September 30, 2019. The decrease in income tax expense was mainly due to the decrease in taxable income generated from the PRC in fiscal year 2020, compared with fiscal year 2019.
Loss from equity method investment
Loss from equity method investment for the fiscal year ended September 30, 2020 was $0.6 million, compared with $1.5 million in the fiscal year ended September 30, 2019, mainly due to our share of loss from our investee company, Beijing Xinrui Education Technology. This loss was partially offset by our share of profit from Champion Yuanjian.
Net Income attributable to CDEL
As a result of the above factors, our net income attributable to CDEL was $10.4 million in the fiscal year ended September 30, 2020, compared to net income attributable to CDEL of $21.3 million in the fiscal year ended September 30, 2019.

Fiscal Year Ended September 30, 2019 Compared to Fiscal Year Ended September 30, 2018
Net Revenues
Our net revenues increased by 27.1% to $211.8 million in the fiscal year ended September 30, 2019 from $166.7 million in the fiscal year ended September 30, 2018, primarily as a result of growth in revenue from online education services, and books and reference materials.
Online education services
. Net revenues from online education services increased by 24.7% to $145.9 million in the fiscal year ended September 30, 2019 from $117.0 million in the fiscal year ended September 30, 2018. The growth in net revenues from online education services was primarily due to strong revenue growth from the accounting vertical. Our longer duration premium and elite accounting classes, which were launched in April 2018, have relatively higher average selling prices, and were widely accepted by our customers. In addition, the adoption of ASC606 “Revenue from Contracts with Customers” resulted in an increase in revenue of $16.3 million, compared with the then applicable ASC605. Revenue from the legal vertical contributed by Beijing Ruida, which we acquired in July 2018, also contributed to the revenue growth, due to 12-months’ revenue contribution from Beijing Ruida in fiscal year 2019, compared to 3-months’ revenue contribution from it in fiscal year 2018.
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
Books and reference materials
. Net revenues from sales of books and reference materials increased by 168.0% to $27.4 million in the fiscal year ended September 30, 2019 from $10.2 million in the fiscal year ended September 30, 2018, primarily as a result of the book sale revenue from the legal vertical contributed by Beijing Ruida, which we acquired in July 2018. Beijing Ruida contributed 12-months’ revenue in fiscal year 2019, compared to 3-months’ revenue in fiscal year 2018.
Others
. Our net revenues from other sources decreased by 2.3% to $38.5 million in the fiscal year ended September 30, 2019 from $39.4 million in the fiscal year ended September 30, 2018, primarily due to the disposal of the “Tax School Program” in December 2018, and a significant decrease in revenue from business start-up training courses. The decrease in revenue from business start-up training courses was primarily due to decreased revenue generated from training services in Shanghai, Zhejiang and Tianjin. This decrease was partially offset by revenue from offline Legal Professional Qualification Examination test preparation courses offered by Beijing Ruida, which we acquired in July 2018, higher revenue from the sale of learning simulation software, and accounting and consulting services. Beijing Ruida contributed 12-months’ revenue in fiscal year 2019, compared to 3-months’ revenue in fiscal year 2018.
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
Selling expenses
. Our selling expenses increased by 37.4% to $61.5 million in the fiscal year ended September 30, 2019 from $44.7 million in the fiscal year ended September 30, 2018. This increase was primarily due to increased marketing and promotional activities, commission to agents, rental and related expenses, promotional materials, and salaries and related expenses. As a percentage of our net revenues, our selling expenses increased to 29.0% of our net revenues in the fiscal year ended September 30, 2019, from 26.8% of our net revenues in the fiscal year ended September 30, 2018.
General and administrative expenses
. Our general and administrative expenses increased by 17.2% to $24.9 million in the fiscal year ended September 30, 2019 from $21.3 million in the fiscal year ended September 30, 2018. This increase was primarily due to the provision for doubtful debts associated with the sale of learning simulation software and the book printers of our legal vertical; and salaries and related expenses. As a percentage of our net revenues, our general and administrative expenses decreased to 11.8% of our net revenues in the fiscal year ended September 30, 2019, from 12.8% of our net revenues in the fiscal year ended September 30, 2018.
Impairment of goodwill.
Impairment of goodwill for the fiscal year ended September 30, 2019 was $1.5 million, due to impairment of the value of the business start-up training services segment.
Other Operating Income
In the fiscal year ended September 30, 2019, we had other operating income of $3.0 million which was mainly from (i) VAT refund from our learning simulation software business and education services business; (ii) R&D subsidy from our learning simulation software business; (iii) compensation from third parties for infringement of our courseware copyrights and breach of contracts; and (iv) subsidy from the share issuance of Zhengbao Yucai on China’s New Third Board in March 2017. In the fiscal year ended September 30, 2018, we had other operating income of $3.1 million which was mainly from (i) VAT refund from our learning simulation software business; (ii) R&D subsidy from our learning simulation software business; and (iii) subsidy from the listing of Zhengbao Yucai on China’s New Third Board in March 2017.
Impairment loss from long-term investments
Impairment loss from long-term investments for the fiscal year ended September 30, 2019 was $6.9 million, due to impairment of the value of our investee companies, Hangzhou Wanting and Amdon Consulting Pte Ltd., or Amdon, of $6.4 million and $0.5 million, respectively.
Gain from Deconsolidation of a Subsidiary
Gain from deconsolidation of a subsidiary for the fiscal year ended September 30, 2019 was $6.9 million, due to gain on the disposal of 60% equity interest and fair value change of the remaining 40% equity interest, in Champion Tax Advisory or “Tax School Program.”
Income taxes
Income tax expense for the fiscal year ended September 30, 2019 was $8.1 million, compared with income tax expense of $2.3 million in the fiscal year ended September 30, 2018. The increase in income tax expense was mainly due to the increase in taxable income generated from the PRC in fiscal year 2019, compared with fiscal year 2018.

Loss from equity method investment
Loss from equity method investment for the fiscal year ended September 30, 2019 was $1.5 million, compared with $0.2 million in the fiscal year ended September 30, 2018, mainly due to our share of loss from our investee companies, Hangzhou Wanting, Beijing Xinrui Education Technology, and Champion Yuanjian.
Net Income attributable to CDEL
As a result of the above factors, our net income attributable to CDEL was $21.3 million in the fiscal year ended September 30, 2019, compared to net income attributable to CDEL of $11.6 million in the fiscal year ended September 30, 2018.
Discussion of Segment Operations
For the fiscal year ended September 30, 2020, we operated in three operating segments, namely professional education services, business start-up training services and the sale of learning simulation software.
Net revenues from our professional education services accounted for 90.3%, 92.6% and 94.4%, respectively, of our total net revenues in the fiscal years ended September 30, 2018, 2019 and 2020. Net revenues from our business start-up training services accounted for 2.7%, 1.3% and 1.1%, respectively, of our total net revenues in the fiscal years ended September 30, 2018, 2019 and 2020. Net revenues from our sale of learning simulation software accounted for 7.0%, 6.1% and 4.5% respectively, of our total net revenues in the fiscal years ended September 30, 2018, 2019 and 2020. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Revenue recognition.”
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
The following table lists our net revenues, operating costs and expenses, and operating income by reportable segment for the periods indicated.

	For the Year Ended September 30,
(in thousands of $)	2018	2019	2020
Net revenues of reportable segments:
Professional education services	150,484	196,047	197,835
Business start-up training services	4,608	2,796	2,207
Sale of learning simulation software	11,576	12,979	9,516
Total net revenues of reportable segments	166,668	211,822	209,558
Total net revenues of our company	166,668	211,822	209,558
Operating costs and expenses of reportable segments:
Cost of sales:
Professional education services	(79,168)	(96,044)	(94,162)
Business start-up training services	(2,644)	(1,777)	(1,033)
Sale of learning simulation software	(6,071)	(6,920)	(6,403)
Selling expenses:
Professional education services	(39,698)	(56,334)	(65,474)
Business start-up training services	(1,127)	(1,226)	(915)
Sale of learning simulation software	(3,892)	(3,900)	(3,459)
General and administrative expenses:
Professional education services	(14,548)	(16,745)	(16,773)
Business start-up training services	(896)	(1,930)	(584)
Sale of learning simulation software	(1,316)	(1,389)	(1,171)
Impairment of goodwill
Business start-up training services	—	(1,517)	—
Unallocated corporate expenses	(4,493)	(4,855)	(6,950)
Total operating costs and expense:
Professional education services	(133,414)	(169,123)	(176,409)
Business start-up training services	(4,667)	(6,450)	(2,532)
Sale of learning simulation software	(11,279)	(12,209)	(11,033)
Unallocated corporate expenses	(4,493)	(4,855)	(6,950)
Other operating income:
Professional education services	643	1,053	4,976
Business start-up training services	76	102	5
Sale of learning simulation software	2,332	1,813	1,174
Operating income (loss):
Professional education services	17,797	28,672	26,402
Business start-up training services	17	(3,552)	(320)
Sale of learning simulation software	2,629	2,583	(343)
Unallocated corporate expenses	(4,493)	(4,855)	(6,950)
Fiscal Year Ended September 30, 2020 Compared to Fiscal Year Ended September 30, 2019
Net Revenues of Reportable Segments
Professional education services.
Net revenue from professional education services increased by 0.9% to $197.8 million in the fiscal year ended September 30, 2020 from $196.0 million in the fiscal year ended September 30, 2019. This increase was primarily due to the factors discussed in “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Fiscal Year Ended September 30, 2020 Compared to Fiscal Year Ended September 30, 2019- Net Revenues- Online education services, Books and reference materials, and Others.”

Business start-up training services.
Net revenue from business start-up training services decreased by 21.1% to $2.2 million in the fiscal year ended September 30, 2020 from $2.8 million in the fiscal year ended September 30, 2019. This decrease was primarily due to the impact of the COVID-19 pandemic, during which both schools and offline classes were suspended.
Sale of learning simulation software.
Net revenue from the sale of learning simulation software decreased by 26.7% to $9.5 million in the fiscal year ended September 30, 2020 from $13.0 million in the fiscal year ended September 30, 2019. This decrease was primarily due to the impact of the COVID-19 pandemic, during which both schools and offline classes were suspended.
Operating Costs and Expenses of Reportable Segments
Cost of sales
Professional education services.
Cost of sales for professional education services decreased by 2.0% to $94.2 million in the fiscal year ended September 30, 2020 from $96.0 million in the fiscal year ended September 30, 2019. This decrease was primarily due to (i) the exemption of payment of certain statutory employee benefits, including pensions, work-related injury insurance and unemployment insurance to designated government agencies since February 1, 2020 until December 31, 2020, (ii) the decrease in fees paid to our course lecturers due to the impact of the COVID-19 pandemic, during which offline classes were suspended, and (iii) effective cost control including rental and related expenses.
Business start-up training services.
Cost of sales for business start-up training services decreased by 41.9% to $1.0 million in the fiscal year ended September 30, 2020 from $1.8 million in the fiscal year ended September 30, 2019. This decrease was primarily due to (i) the decrease in fees paid to our course lecturers due to the impact of the COVID-19 pandemic, during which both schools and offline classes were suspended, and (ii) decreased salaries and related expenses.
Sale of learning simulation software.
Cost of sales for the sale of learning simulation software decreased by 7.5% to $6.4 million in the fiscal year ended September 30, 2020 from $6.9 million in the fiscal year ended September 30, 2019. This decrease was primarily due to the decrease in cost of purchases of hardware and software.
Selling expenses
Professional education services.
Selling expenses for professional education services increased by 16.2% to $65.5 million in the fiscal year ended September 30, 2020 from $56.3 million in the fiscal year ended September 30, 2019. This increase was primarily due to increased marketing and promotional activities, and commission to our agents.
Business start-up training services.
Selling expenses for business start-up training services decreased by 25.4% to $0.9 million in the fiscal year ended September 30, 2020 from $1.2 million in the fiscal year ended September 30, 2019. This decrease was primarily due to decreased salaries and related expenses, and commission to our agents.
Sale of learning simulation software.
Selling expenses for the sale of learning simulation software decreased by 11.3% to $3.5 million in the fiscal year ended September 30, 2020 from $3.9 million in the fiscal year ended September 30, 2019. This decrease was primarily due to decreased marketing and promotional activities, and travelling expenses, due to the impact of the COVID-19 pandemic, during which both schools and offline classes were suspended.

General and administrative expense
s
Professional education services.
General and administrative expenses for professional education services increased by 0.2% to $16.8 million in the fiscal year ended September 30, 2020 from $16.7 million in the fiscal year ended September 30, 2019. This increase was primarily due to increased depreciation and amortization, partially offset by decrease in provision for doubtful debts.
Business start-up training services.
General and administrative expenses for business start-up training services decreased by 69.7% to $0.6 million in the fiscal year ended September 30, 2020 from $1.9 million in the fiscal year ended September 30, 2019. This decrease was primarily due to decreased salaries and related expenses and the significant decrease in provision for doubtful debts. In fiscal year 2019, we recorded a significant provision for doubtful debts associated with our investee company, Hangzhou Wanting.
Sale of learning simulation software.
General and administrative expenses for the sale of learning simulation software decreased by 15.7% to $1.2 million in the fiscal year ended September 30, 2020 from $1.4 million in the fiscal year ended September 30, 2019. This decrease was primarily due to decreased salaries and related expenses and rental and related expenses.
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
Business start-up training services.
Net revenue from business start-up training services decreased by 39.3% to $2.8 million in the fiscal year ended September 30, 2019 from $4.6 million in the fiscal year ended September 30, 2018. This decrease was primarily due to decreased revenue generated from training services in Shanghai, Zhejiang and Tianjin, and decreased revenue from the sale of software.
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
General and administrative expense
s
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

B. Liquidity and Capital Resources
Historically, we have financed our operations primarily through cash generated internally. As of September 30, 2018, 2019 and 2020, we had approximately $99.6 million, $128.5 million and $134.9 million in cash and cash equivalents, term deposits, restricted cash, and short-term investments, respectively. As of September 30, 2020, our cash and cash equivalents of $80.1 million primarily consisted of cash on hand and bank deposits, and are deposited with banks in China and Hong Kong. We intend to finance our future working capital requirements and capital expenditures through our normal course of business from net cash generated from operating activities, and existing cash and cash equivalents. We believe that our working capital is sufficient for our present requirements. We do, however, expect to spend money on the further development of our “Chinaacc” and “med66.com” brands and other brands in the disciplines for which we offer courses, and strategic acquisition and investment opportunities. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — We may need additional capital but may not be able to obtain it on acceptable terms or at all.”
Our PRC subsidiaries and consolidated controlled companies and affiliated entities, in the aggregate, held RMB904.3 million ($133.2 million) in cash and cash equivalents, term deposits, restricted cash and short-term investments, as of September 30, 2020. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, please see “Risk Factors — Risks Relating to Conducting Business in China — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits”, and “— Restrictions on currency exchange may limit the ability of our PRC subsidiaries, controlled companies and affiliated entities to finance their activities.”
Our PRC subsidiaries and our consolidated controlled companies and affiliated entities generally earn their revenues in Renminbi which is not a freely convertible currency. Although our PRC subsidiaries generally may convert Renminbi into foreign currency to pay dividends, our PRC subsidiaries must follow specific procedural requirements which could result in delay or which could change in the future. In addition, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. Pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. As a result of these PRC restrictions, our PRC subsidiaries and consolidated controlled companies and affiliated entities are restricted in their ability to transfer a portion of their net assets to CDEL Cayman (either in the form of dividends, loans or advances), which restricted portion as calculated under US GAAP amounted to approximately RMB220.7 million ($30.9 million) and RMB220.7 million ($32.5 million), respectively, as of September 30, 2019 and September 30, 2020.
We are a holding company incorporated under the laws of the Cayman Islands. We derive a substantial majority of our income from the business operation of our PRC subsidiaries and consolidated controlled companies and affiliated entities in China. Since January 1, 2008, dividends derived by foreign enterprises from business operations in China are subject to a withholding tax rate of 10% unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. For our PRC subsidiaries’ earnings generated after 2008 that were available for distribution, provisions of $0.2 million, $0.5 million and $0.3 million have been made in the fiscal years ended September 30, 2018, 2019 and 2020, respectively, for the PRC dividend withholding taxes with respect to the distribution of these earnings to CDEL Hong Kong. The economic benefits of our PRC consolidated affiliated entity, Beijing Champion, are mainly transferred to our PRC subsidiaries Champion Education Technology and Champion Technology through payment of service fees and licensing fees under the Software License Agreement, Courseware Production Entrustment Agreement, Technical Support and Consultancy Services Agreement and Courseware License Agreement entered into between Beijing Champion, Champion Education Technology and Champion Technology. Such service fees and licensing fees are subject to VAT and related surcharges. Upon receipt of such fees, they will become a portion of revenues for Champion Education Technology and Champion Technology and can be remitted to the Cayman Islands holding company in the form of dividend distribution. Our other PRC consolidated affiliated entity, Champion Healthcare Education has not started conducting any business to date. As a result, no economic benefits of Champion Healthcare Education are available for transfer to our PRC subsidiary, Zhongxi Healthcare Education.

The following table summarizes our cash flows in the fiscal years ended September 30, 2018, 2019 and 2020:

	For the Year Ended September 30,
	2018	2019	2020
	$	$	$
	(In thousands)
Net cash generated from operating activities	50,094	81,795	40,961
Net cash (used in) investing activities	(55,497)	(25,058)	(16,149)
Net cash (used in) financing activities	(3,302)	(24,219)	(40,254)
Exchange rate effect on cash and cash equivalents and restricted cash	(4,114)	(8,745)	10,224
Net (decrease) increase in cash and cash equivalents and restricted cash	(12,819)	23,773	(5,218)
Cash and cash equivalents and restricted cash at beginning of the year	95,381	82,562	106,335
Cash and cash equivalents and restricted cash at end of the year	82,562	106,335	101,117
CDEL Cayman, our ultimate holding company, may rely on dividends and other distributions on equity paid by our PRC subsidiaries for its cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. See Note 18 to our consolidated financial statements included in this annual report.
Operating activities
Net cash of $41.0 million generated from operating activities in the fiscal year ended September 30, 2020 was primarily attributable to (i) net income before non-cash items including share-based compensation expenses, depreciation and amortization, provision of inventories, impairment loss from long-term investments, loss from equity method investments, (ii) decrease in other non-current assets of $3.0 million, (iii) decrease in right of use assets of $3.4 million, (iv) increase in accrued expenses and other liabilities of $15.4 million, (v) increase in income tax payable of $6.5 million, and (vi) increase in deferred revenue of $5.2 million. The increase in operating cash flow was partially offset by (i) increase in prepayments and other current assets of $6.9 million, (ii) decrease in lease liability of $7.4 million, and (iii) decrease in deferred tax liabilities of $7.1 million.
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

Investing activities
Net cash of $16.1 million used in investing activities in the fiscal year ended September 30, 2020 was primarily attributable to (i) net increase in term deposits of $13.0 million, (ii) capital expenditures of $5.2 million, and (iii) strategic investment of $1.4 million in Shanghai Xiniao Education. The net cash used in investing activities was partially offset by (i) net decrease in short-term investments of $2.9 million, and (ii) the proceeds from disposal of an investment in Amdon of $0.8 million.
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
Financing activities
Net cash of $40.3 million used in financing activities in the fiscal year ended September 30, 2020 was primarily attributable to (i) repayment of bank borrowings of $38.6 million, (ii) payment of a special dividend of $19.6 million, and (iii) dividend distributions by a controlled company and an affiliated entity to their noncontrolling interests shareholders of $2.5 million in total. This decrease in cash flow was partially offset by offshore bank borrowings of $20.0 million.
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
Capital Expenditures
We incurred capital expenditures of $24.6 million, $13.0 million and $5.2 million in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. The amount of capital expenditures in the fiscal years ended September 30, 2018, 2019 and 2020 related primarily to our expenditures on property, plant and equipment, and software. From time to time, we may evaluate and make investments, acquisitions or divestments.
We believe that our current cash and cash equivalents, and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in normal course of business for 12 months following the date of this annual report. Our online course platform can support significant growth in course enrollments and is easily adaptable for the addition of new courses. We do, however, expect to spend money on the further development of our “Chinaacc” and “med66.com” brands and other brands in the disciplines for which we offer courses, and strategic acquisition and investment opportunities.

In addition, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include, for example, our sales performance, ability to control costs and expenses, choice of financing arrangements, restructurings, the currently pending going-private transaction, and mergers and acquisitions. Any changes in the significant factors affecting our revenues from education services may cause material fluctuations in our cash generated from operations. See “Operating Results — Overview — Specific Factors Affecting Our Results of Operations” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or customer prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. In addition, convertible debt securities would incur significant interest expense. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.
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
Inflation
According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 2.1% and 2.9% in the years 2018 and 2019, respectively. Inflation has had some impact on our operations in recent years, particularly in the form of higher salaries for our lecturers, and employees, and higher rental expenses. For more details, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Description of Key Line Items — Cost of Sales, Selling Expenses, and General and Administrative Expenses.” We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our fees to mitigate the impact of inflation on our results of operations.
C. Research and Development, Patents and Licenses, Etc.
Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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
F. Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commercial Commitments
The following table sets forth our contractual obligations as of September 30, 2020:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(In thousands of $)
Operating lease obligations (1)	32,379	5,411	9,565	8,597	8,806	—
Others (2)	160	—	—	—	—	160
Short term borrowing (3)	4,045	4,045	—	—	—	—
Long term borrowing (3)	16,319	248	16,071	—	—	—
Total	52,903	9,704	25,636	8,597	8,806	160

(1)
Our operating lease obligations primarily relate to our leased servers and bandwidth as well as our leased offices, training center and staff quarters in China and Hong Kong. The office, training center and staff quarter leases expire at different times over the period from the date of this annual report through 2030 and will become subject to renewal. We will evaluate the need to renew each office, training center and staff quarter lease on a case-by-case basis prior to its expiration.

(2)	Liabilities for unrecognized tax benefits. The balance disclosed under “Others” represents liabilities for which reasonable estimates about the timing of the payment cannot be made.
(3)
CDEL Hong Kong drew down a two-year term loan of $20.0 million from a bank in April 2020. The loan is effective from April 2020 to April 2022. The balances include the principal and unpaid interest payment of the loan as of September 30, 2020. See “-Indebtedness” for the repayment schedules of the above loan.

Indebtedness
On March 23, 2020, CDEL Hong Kong entered into a loan agreement with a bank for a $20.0 million two-year term loan facility. As of the date of this annual report, $20.0 million of the facility was drawn down in April 2020 with a 2.58% annual interest rate, subject to adjustment each quarter, for a term of 24 months. The facility was secured by a term deposit of RMB143.0 million provided by Zhongxi Healthcare Education. The loan of $20.0 million was repaid early in January 2021.
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

Name	Age	Position
Zhengdong Zhu	53	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	54	Deputy Chairman of the Board of Directors
Feijia Ji	48	Senior Executive Vice President, Director
Xiaoshu Chen	58	Independent Director
Annabelle Yu Long	48	Independent Director
Liankui Hu	71	Independent Director
Carol Yu	59	Independent Director
Mark Marostica	60	Co-Chief Financial Officer
Philip Chan	50	Co-Chief Financial Officer
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
Annabelle Yu Long
is an independent director of our company. Ms. Long currently serves as the Founding and Managing Partner of BAI Capital. She also serves as a member of Bertelsmann Group Management Committee. Formerly, Ms. Long was the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Prior to that, she was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. From 1996 to 2003, Ms. Long was a Producer and Lead Anchor for the Sichuan Broadcasting Group. From 1994 to 1996 she was a Producer and host for Chengdu People’s Radio Broadcasting. Ms. Long is a member of its Global Agenda Council on the Future of Media, Entertainment & Information and is also a member of the Stanford Graduate School of Business Advisory Council. Ms. Long serves on the board of directors of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade) and LexinFintech Holdings Ltd. (NASDAQ: LX). Ms. Long received a bachelor’s degree in electrical engineering from University of Electronic Science and Technology in China and an MBA from Stanford Graduate School of Business.

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
Philip Chan
is our Co-Chief Financial Officer. Mr. Chan has been our company’s financial controller since 2005 and has had overall responsibility for financial and accounting matters. He has over 20 years of accounting and auditing experience and is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants, and fellow member of the Association of International Accountants. He received a Master degree in Applied Finance from the University of Western Sydney in 2002.]
B. Compensation
Compensation of Directors and Executive Officers
For the fiscal year ended September 30, 2020, we and our subsidiaries paid aggregate cash compensation of approximately $1.6 million to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.
Share Options, Nonvested Shares and Share Incentive Plans
We adopted our Share Incentive Plan, or the Prior Plan, on April 18, 2008. We adopted on July 2, 2008, and amended and restated on February 16, 2009, May 21, 2012, and November 28, 2017, respectively, our 2008 Performance Incentive Plan, or the New Plan. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is 34,263,934 ordinary shares as of September 30, 2020, plus an automatic annual increase on October 1 of each calendar year commencing from October 1, 2012, by an amount equal to the lesser of (i) 2% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) 2,850,000 ordinary shares, or (iii) such number of ordinary shares as may be determined by our board of directors.

Under the Prior Plan, which expired in April 2018, we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers. Pursuant to the New Plan, we had granted options for the purchase of a total of 5,962,500 ordinary shares and issued 3,957,971 nonvested shares to directors, officers and selected employees as of September 30, 2020. As of December 31, 2020, there were outstanding options to purchase 969,000 ordinary shares, out of which almost all of them have vested under their current terms. We expect to recognize share-based compensation expenses for the remaining vesting period of the outstanding options and nonvested shares, which may continue to impact our future results of operations. During the fiscal years of September 30, 2018, 2019 and 2020, we recognized share-based compensation expenses of $2.3 million, $2.0 million and $2.6 million, respectively.
We provide three-year interest free, full recourse loans to employees and lecturers to exercise their options. As of September 30, 2020, 8,734,668 options had been exercised using this facility, amounting to a total loan amount of $8.1 million. The outstanding balance of the loan was $4.5 million as of September 30, 2020.
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
On March 17, 2020, we declared a cash dividend of $0.145 per ordinary share on our outstanding shares to shareholders of record as of the close of trading on March 31, 2020, and reduced the exercise price of all our outstanding options under our New Plan by the same amount per share accordingly.
On November 13, 2020, we issued 458,168 nonvested ordinary shares to our executive directors, officers and employees under the New Plan. The vesting term of the nonvested ordinary shares is one year, with two equal semi-annual installments.
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

The table below sets forth the options and nonvested shares issued to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued or to be Issued	Exercise Price per Ordinary Share	Date of Grant or Issue	Vesting Start Date	Date of Expiration

Carol Yu	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	35,000 ordinary shares	not applicable	December 3, 2019	restriction removed on the first anniversary of the issue date	not applicable

Baohong Yin	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	35,000 ordinary shares	not applicable	December 3, 2019	restriction removed on the first anniversary of the issue date	not applicable

Xiaoshu Chen	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	35,000 ordinary shares	not applicable	December 3, 2019	restriction removed on the first anniversary of the issue date	not applicable

Annabelle Yu Long	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	35,000 ordinary shares	not applicable	December 3, 2019	restriction removed on the first anniversary of the issue date	not applicable

Liankui Hu	nonvested ordinary shares	25,000 ordinary shares	not applicable	December 3, 2017	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	30,000 ordinary shares	not applicable	December 3, 2018	restriction removed on the first anniversary of the issue date	not applicable

	nonvested ordinary shares	35,000 ordinary shares	not applicable	December 3, 2019	restriction removed on the first anniversary of the issue date	not applicable

Feijia Ji	nonvested ordinary shares	14,000 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	20,760 ordinary shares	not applicable	December 28, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	22,540 ordinary shares	not applicable	December 20, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

	nonvested ordinary shares	8,476 ordinary shares	not applicable	November 13, 2020	The vesting period is one year, with two equal semi-annual installments	not applicable

Mark Marostica	nonvested ordinary shares	33,680 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	36,480 ordinary shares	not applicable	December 28, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	291,968 ordinary shares	not applicable	January 12, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

	nonvested ordinary shares	42,120 ordinary shares	not applicable	December 20, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

	nonvested ordinary shares	220,504 ordinary shares	not applicable	January 12, 2020	The vesting period is one year, with two equal semi-annual installments	not applicable

Philip Chan	nonvested ordinary shares	33,680 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	35,280 ordinary shares	not applicable	December 28, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	160,000 ordinary shares	not applicable	January 1, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

	nonvested ordinary shares	41,856 ordinary shares	not applicable	December 20, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

	nonvested ordinary shares	173,052 ordinary shares	not applicable	January 1, 2020	The vesting period is one year, with two equal semi-annual installments	not applicable

	nonvested ordinary shares	41,236 ordinary shares	not applicable	November 13, 2020	The vesting period is one year, with two equal semi-annual installments	not applicable

Zhengdong Zhu	nonvested ordinary shares	38,160 ordinary shares	not applicable	January 17, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	58,360 ordinary shares	not applicable	December 28, 2018	The vesting period is two years, with four equal semi-annual installments	not applicable

	nonvested ordinary shares	109,904 ordinary shares	not applicable	December 20, 2019	The vesting period is one year, with two equal semi-annual installments	not applicable

	nonvested ordinary shares	133,968 ordinary shares	not applicable	November 13, 2020	The vesting period is one year, with two equal semi-annual installments	not applicable

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
Terms of Directors
We currently have a board of seven directors divided into class A, class B and class C directors. Mr. Feijia Ji is the class A director. The class B directors are Ms. Baohong Yin, Ms. Annabelle Yu Long and Mr. Xiaoshu Chen. The class C directors are Mr. Zhengdong Zhu, Ms. Carol Yu and Mr. Liankui Hu. One third of the directors (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) will retire from office and stand for election every year at our annual general meeting of shareholders on a rotating basis. At our 2020 annual general meeting, Ms. Carol Yu and Mr. Liankui Hu were re-elected as class C directors. Our chief executive officer, which currently is Mr. Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year. There are no director service contracts with us or any of our subsidiaries, controlled companies and affiliated entities providing for benefits upon termination of employment.
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
Special Committee
On June 19, 2020, our board of directors formed a special committee consisting of two independent directors, Ms. Carol Yu and Ms. Annabelle Yu Long, to consider the proposed going-private transaction and to negotiate with the Buyer Group, as it existed from time to time with the assistance of the special committee’s financial and legal advisors.
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
D. Employees
We had 2,443, 2,160 and 2,457 full-time employees as of September 30, 2018, 2019 and 2020, respectively. In addition to the above full-time employees, we had 85 part-time employees as of September 30, 2020, of whom 28 are tutors.
As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries, controlled companies and affiliated entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $12.3 million, $12.8 million and $8.8 million for the fiscal years ended September 30, 2018, 2019 and 2020, respectively.
We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $9,100, $13,600 and $10,100 for the fiscal years ended September 30, 2018, 2019 and 2020, respectively.
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
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of January 15, 2021, the latest practicable date by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Zhengdong Zhu (3)	53,119,017	38.84%
Baohong Yin (4)	53,119,017	38.84%
Xiaoshu Chen (5)	2,234,800	1.63%
Mark Marostica	*	*
Philip Chan	*	*
Feijia Ji	*	*
Annabelle Yu Long	*	*
Liankui Hu	*	*
Carol Yu	*	*
Directors and Executive Officers Combined	58,117,548	42.50%
Principal Shareholders:
Champion Shine Trading Limited (6)	52,752,617	38.58%
YM Investment Limited, The Li Family (PTC) Limited and Ms. Lam Lai Ming (7)	25,814,468	18.88%
Zhangxing Wang, Qi Wang, and Home Value Holding Co., Ltd. (8)	13,213,740	9.66%
Wells Fargo & Company and Wells Capital Management Incorporated (9)	9,430,972	6.90%

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after January 15, 2021.
(2)
Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after January 15, 2021. The total number of ordinary shares outstanding as of January 15, 2021 is 136,747,601.

(3)
Includes (i) 44,800,245 ordinary shares, and 7,952,372 ordinary shares represented by 1,988,093 ADSs, held by Champion Shine Trading Limited, (ii) 65,000 ordinary shares represented by 16,250 ADSs held by Baohong Yin, and (iii) 152,840 ordinary shares held by Zhengdong Zhu, and (iv) 148,560 ordinary shares consisting of restricted share awards of our company by Zhengdong Zhu. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. The Chairman and the Deputy Chairman are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares owned or beneficially owned by the Deputy Chairman. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.

(4)
Includes (i) 44,800,245 ordinary shares, and 7,952,372 ordinary shares represented by 1,988,093 ADSs, held by Champion Shine Trading Limited, (ii) 65,000 ordinary shares represented by 16,250 ADSs held by Baohong Yin, and (iii) 152,840 ordinary shares held by Zhengdong Zhu, and (iv) 148,560 ordinary shares consisting of restricted share awards of our company. Zhengdong Zhu is the sole shareholder of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares held by Zhengdong Zhu. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

(5)
Includes (i) 1,000,000 ordinary shares, and 899,800 ordinary shares represented by 224,950 ADSs, held by Jetlong Investments Limited, (ii) 255,000 ordinary shares held by Xiaoshu Chen, and (iv) options to purchase 80,000 ordinary shares held by Xiaoshu Chen. Jetlong Investments Limited is a British Virgin Islands company whose sole shareholder and sole director is Xiaoshu Chen. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.

(6)
Includes 44,800,245 ordinary shares and 1,988,093 ADSs representing 7,952,372 ordinary shares held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Zhengdong Zhu. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(7)
The number of ordinary shares beneficially owned is as reported in a Schedule 13D filed by YM Investment Limited, The Li Family (PTC) Limited and Ms. Lam Lai Ming on February 14, 2020. The business address of YM Investment Limited reported on the Schedule 13D is c/o Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of The Li Family (PTC) Limited reported on the Schedule 13D is 80 Main Street, P.O. Box 3200, Road Town, Tortola, VG 1110, British Virgin Islands. The residential address of Ms. Lam Lai Ming reported on the Schedule 13D is c/o Suite 2901, 29th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong.

(8)
The number of ordinary shares beneficially owned is as reported in a Schedule 13D filed by Zhangxing Wang, Qi Wang, Home Value Holding Co., Ltd. on December 2, 2020. Zhangxing Wang and Qi Wang’s principal business addresses as reported in the Schedule 13D is 42/F, World Trade Tower, No. 500 Guangdong Road, Shanghai, People’s Republic of China. The principal office of the Home Value as reported in the Schedule 13D is the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Island.

(9)
The number of Ordinary Shares beneficially owned is as reported in a Schedule 13G filed by Wells Fargo & Company on February 4, 2020. The business address of Wells Fargo & Company as reported in the Schedule 13G is 420 Montgomery Street, San Francisco, CA 94163. The business address of Wells Capital Management Incorporated as reported in the Schedule 13G is 525 Market St, 10th Floor, San Francisco, CA 94105.

As of September 30, 2020, of the 135,320,433 issued and outstanding ordinary shares, approximately 66.3% of those ordinary shares are held in the U.S., all under one registered holder of record.
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
In the period from January 1, 2018 until January 15, 2021, Champion Shine Trading Limited sold an aggregate of 1,325,788 ordinary shares as represented by 331,447 ADSs in the open market and acquired an aggregate of 2,867,848 ordinary shares as represented by 716,962 ADS in the open market.

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

Transactions with Champion Yuanjian
We have routinely engaged in a number of transactions in the ordinary course of business with Champion Yuanjian, in which the Company holds 40% of the equity interests. Related party transactions with Champion Yuanjian consist primarily of student recruitment and other related services. The financial arrangements and other key terms under these transactions are substantially similar to those that we have with unrelated third parties. Commission service fees payable to Champion Yuanjian for the year ended September 30, 2020 totaled $1.9 million and were related to student recruitment services. As of September 30, 2020, $2.5 million was due to the Company from Champion Yuanjian.
Transactions with Beijing Qiuxue
We have routinely engaged in a number of transactions in the ordinary course of business with Beijing Qiuxue Technology Co., Ltd., or Beijing Qiuxue, in which the Company holds 40% of the equity interests. Related party transactions with Beijing Qiuxue consist primarily of student recruitment and other related services. The financial arrangements and other key terms under these transactions are substantially similar to those that we have with unrelated third parties. Commission service fees payable to Beijing Qiuxue for the year ended September 30, 2020 totaled $8.9 million and were related to student recruitment services. As of September 30, 2020, $0.5 million was due to Beijing Qiuxue from the Company.
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
Dividend Policy
On November 28, 2017 and March 17, 2020, our board of directors approved and declared a special cash dividend of $0.1125 and $0.145 per ordinary share on our outstanding ordinary shares to shareholders of record as of the close of trading on January 12, 2018 and March 31, 2020, respectively. Holders of ADSs were accordingly entitled to the cash dividend of $0.45 and $0.58 per ADS, respectively.
Under the terms of the Merger Agreement, we are not permitted to pay any dividends pending consummation of the Merger.
In the event the Merger Agreement is terminated for any reason and the Merger is not consummated, any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions, market conditions, and other factors our board of directors may deem relevant. Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

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
Differences in Corporate Law
China Distance Education Holdings Limited was incorporated as an exempted company with limited liability in the Cayman Islands in January 2008 under the Cayman Islands Companies Act (as amended). Our corporate affairs are governed by our second amended and restated memorandum of association and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands.
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
Shareholders’ Suits
. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

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
D. Exchange Controls
No foreign exchange controls exist in the Cayman Islands. The discussion below addresses the exchange controls that exist in the PRC.
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
We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended September 30, 2020. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is calculated by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in any future taxable year.
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
Foreign Currency Risk
Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect our financial results in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. The value of Renminbi against the U.S. dollar depreciated approximately 5.0% in 2018, depreciated approximately 1.6% in 2019, and appreciated approximately 6.5% in 2020. It is difficult to predict how market forces or PRC or U.S. government policy, in particular, the outbreak of trade war between PRC and U.S. and the imposition of additional tariffs on goods to each other in recent years, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $2.2 million as of September 30, 2020 into Renminbi at the exchange rate of $1.00 for RMB6.7896 as of September 30, 2020, this cash balance would have been RMB15.0 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB14.9 million as of September 30, 2020.
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
Fees and Other Direct and Indirect Payments Made by the Depositary
Since the commencement of our most recent fiscal year, we have not received direct and indirect payments for expenses incurred by us relating to the ADR program.
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

ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and co-chief financial officers, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and co-chief financial officers have concluded that, as of September 30, 2020, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, to allow timely decisions regarding required disclosure.
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
As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our co-chief financial officers, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of September 30, 2020.
Our independent registered public accounting firm has audited our internal control over financial reporting as of September 30, 2020 and has issued an attestation report set forth below.
Report of Independent Registered Public Accounting Firm
To the stockholders and the Board of Directors of China Distance Education Holdings Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of China Distance Education Holdings Limited and subsidiaries (the “Company”) as of September 30, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and the financial statement schedule (collectively referred to as the “financial statements”) as of and for the year ended September 30, 2020 of the Company and our report dated January 22, 2021 expressed an unqualified opinion on those financial statements.
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
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
January 22, 2021
Changes in Internal Control over Financial Reporting
There were no significant changes in our internal control over financial reporting during the year ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, in the fiscal year ended September 30, 2019 and 2020, respectively.

	Fiscal Year ended September 30,
	2019		2020
	RMB	US$	RMB	US$
Audit fees (1)	5,574,400	832,000	5,915,000	845,000
Audit-related fees (2)	3,001,600	448,000	3,185,000	455,000
Tax and accounting consulting fees (3)	320,000	47,761	80,000	11,429

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
On June 25, 2018, Mr. Zhengdong Zhu, Chairman and CEO of CDEL, had informed the Company of his intention to use his personal funds to purchase the Company’s shares for an amount up to a maximum of $25 million worth of our issued and outstanding ADSs from time to time within one year. As of such purchase was completed by June 24, 2019, Mr. Zhu purchased 716,962 ADSs on the open market and 2,279,760 ordinary shares from a third party, for a total consideration of $11.1 million. The purchases were made at prevailing market prices, in negotiated transactions off the market and/or in block trades, pursuant to Rule 10b-18 of the Exchange Act and a 10b5-1 plan of Mr. Zhengdong Zhu (the 10b5-1 plan allows Mr. Zhengdong Zhu and Champion Shine Trading Limited to purchase our ADSs during periods in which they may be in possession of material non-public information) or otherwise. The purchases were made subject to restrictions relating to volume, price and timing. The timing and extent of the purchases depended upon market conditions, the trading price of our ADSs and other factors.
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
ITEM 18. FINANCIAL STATEMENTS
Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS
Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	—Form of Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant (1)

2.1	—Form of Ordinary Share Certificate. (1)

2.2	—Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary. (2)

2.3	—Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2). (2)

2.4	—Restricted Issuance Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary, dated August 16, 2010. (3)

2.5*	—Description of Securities Registered under Section 12 of the U.S. Exchange Act

4.1	—Technical Support and Consultancy Services Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 1, 2004. (1)

4.2	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd and Zhengdong Zhu, dated May 1, 2004. (1)

4.3	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated May 1, 2004. (1)

4.4	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Zhengdong Zhu, dated May 9, 2004. (1)

4.5	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Baohong Yin, dated May 9, 2004. (1)

4.6	—Courseware License Agreement between Beijing Champion Hi-Tech Co., Ltd. and Beijing Champion Distance Education Technology Co., Ltd., dated August 1, 2004. (1)

4.7	—Software License Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007. (1)

4.8	—Courseware Production Entrustment Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co. ,Ltd., dated May 20, 2007. (1)

4.9	—Letter of Undertaking from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., dated February 13, 2008. (1)

4.10	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated February 13, 2008. (1)

4.11	—Declaration Letter by Zhengdong Zhu, dated March 24, 2008. (1)

4.12	—Declaration Letter by Baohong Yin, dated March 24, 2008. (1)

4.13	—Power of Attorney by Zhengdong Zhu, dated March 25. 2008. (1)

4.14	—Power of Attorney by Baohong Yin, dated March 25, 2008. (1)

4.15	—Notice from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., Zhengdong Zhu and Baohong Yin, dated March 25, 2008. (1)

4.16	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to the Registrant, dated March 25, 2008. (1)

4.17	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated March 25, 2008. (1)

4.18	—Form confidentiality and non-competition agreement. (1)

4.19	—Incentive share plan. (1)

4.20	—2008 Performance Incentive Plan. (1)

4.21	—Amended and Restated 2008 Performance Incentive Plan (dated February 16, 2009). (4)

4.22	—Amended and Restated 2008 Performance Incentive Plan (dated May 21, 2012). (5)

4.23	—Amended and Restated 2008 Performance Incentive Plan (dated November 28, 2017). (6)

4.24	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Zhengdong Zhu, dated December 31, 2008. (4)

4.25	—Amended and Restated Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated December 31, 2008. (4)

4.26	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Zhengdong Zhu and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013. (5)

4.27	—Tri-party Agreement re VIE Structure among Beijing Champion Distance Education Technology Co., Ltd., Baohong Yin and Beijing Champion Hi-Tech Co., Ltd, dated January 30, 2013. (5)

4.28	—Spousal Consent Letter by Zhengdong Zhu, dated January 30, 2013. (5)

4.29	—Spousal Consent Letter by Baohong Yin, dated January 30, 2013. (5)

4.30	—Exclusive Business Cooperation Agreement between Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. and Beijing Champion Healthcare Education Technology Co., Ltd., dated December 28, 2015. (7)

4.31	—Equity Pledge Agreement among Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., Zhengdong Zhu and Baohong Yin, dated December 28, 2015. (7)

4.32	—Exclusive Option Agreement among Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., Beijing Champion Healthcare Education Technology Co., Ltd., Zhengdong Zhu and Baohong Yin, dated December 28, 2015. (7)

4.33	—Power of Attorney by Zhengdong Zhu, dated December 28. 2015. (7)

4.34	—Power of Attorney by Baohong Yin, dated December 28. 2015. (7)

4.35	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., dated December 28. 2015. (7)

4.36	—Letter of Undertaking from Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. to Beijing Champion Healthcare Education Technology Co., Ltd., dated December 28. 2015. (7)

4.37	—Tri-party Agreement re VIE Structure among Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., Zhengdong Zhu, Baohong Yin and Beijing Champion Healthcare Education Technology Co., Ltd., dated December 28. 2015. (7)

4.38	—Spouse Consent Letter by Zhengdong Zhu, dated December 28. 2015. (7)

4.39	—Spouse Consent Letter by Baohong Yin, dated December 28. 2015. (7)

4.40	—Agreement and Plan of Merger by and among Champion Distance Education Investments Limited, China Distance Learning Investments Limited and China Distance Education Holdings Limited, dated December 1, 2020. (8)

8.1*	—Subsidiaries of Registrant.

11.1	—Code of Business Conduct and Ethics of the Registrant. (1)

12.1*	—CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	—CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	—CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	—CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	—Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

15.2*	—Consent of Jingtian & Gongcheng.

101.INS*	—Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	—Inline XBRL Taxonomy Extension Schema Document

101.CAL*	—Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	—Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	—Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	—Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

(1)	Incorporated by reference to Exhibit 4.2 to the Registrant’s registration statement on Form F-1 (File No. 333-152167) filed with the SEC on July 7, 2008, as amended.
(2)
Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-152345) furnished with the SEC with respect to American depositary shares representing our ordinary shares on July 15, 2008.

(3)	Incorporated by reference to Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F (File No. 001-34122) for the year ended September 30, 2010 filed with the SEC on March 25, 2011.
(4)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F (File No. 001-34122) for the year ended September 30, 2008 filed with the SEC on March 16, 2009.
(5)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F (File No. 001-34122) for the year ended September 30, 2012 filed with the SEC on January 31, 2013.
(6)	Incorporated by reference to Exhibit A to the Form 6-K (File No. 001-34122) furnished with the SEC on April 20, 2018.
(7)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F (File No. 001-34122) for the year ended September 30, 2015 filed with the SEC on January 27, 2016.
(8)	Incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-34122) furnished with the SEC on December 1, 2020.
*	Filed herewith
**	Furnished herewith

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Distance Education Holdings Limited

/s/ Mark Marostica
Name: Title:	Mark Marostica Co-Chief Financial Officer

/s/ Philip Chan
Name: Title:	Philip Chan Co-Chief Financial Officer
Date: January 22, 2021

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of
China Distance Education Holdings Limited
Beijing, the People’s Republic of China
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of China Distance Education Holdings Limited and subsidiaries (the “Company”) as of September 30, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended September 30, 2020, and the related notes and the schedule listed in the Index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of September 30, 2020, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 22, 2021 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in the year ended September 30, 2020 due to the modified retrospective adoption of Accounting Standard Codification 842, Leases.
As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue from contracts with customers in the year ended September 30, 2019 due to the modified retrospective adoption of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
- continued

To the stockholders and the Board of Directors of
China Distance Education Holdings Limited
Beijing, the People’s Republic of China
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
January 22, 2021
We have served as the Company’s auditor since 2009.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2019	2020
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	67,977	80,056
Term deposits	—	13,440
Restricted cash - current	38,358	4,212
Short-term investments	22,118	20,343
Accounts receivable, net of allowance for doubtful accounts of US$1,282 and US$1,864 as of September 30, 2019 and 2020, respectively	7,330	6,154
Inventories	4,232	4,863
Prepayment and other current assets	26,732	31,315
Amounts due from related parties	515	3,074
Deferred costs	1,427	1,657

Total current assets	168,689	165,114

Non-current assets
Restricted cash – non-current	—	16,849
Property, plant and equipment, net	37,935	42,331
Operating lease right-of-use assets	—	30,029
Goodwill, net	74,829	78,966
Other intangible assets, net	30,113	23,161
Deposit for purchases of non-current assets	4,448	2,186
Long-term investments	25,379	26,324
Deferred tax assets	3,865	5,690
Other non-current assets	10,092	7,489

Total non-current assets	186,661	233,025

Total assets	355,350	398,139

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	38,502	4,012
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated variable interest entities or VIEs without recourse to China Distance Education Holdings Limited of US$35,491 and US$49,232 as of September 30, 2019 and 2020, respectively)	38,267	55,454
Amount s due to related parties	600	802
Income tax payable (including income tax payable of the consolidated VIEs without recourse to China Distance Education Holdings Limited of US$8,188 and US$14,451 as of September 30, 2019 and 2020, respectively)	10,899	17,378
Deferred revenue – current (including deferred revenue – current of the consolidated VIEs without recourse to China Distance Education Holdings Limited of US$93,364 and US$104,929 as of September 30, 2019 and 2020, respectively)	94,202	105,953
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIE s without recourse to China Distance Education Holdings Limited of nil and US$3,835 as of September 30, 2019 and 2020, respectively)	—	4,160
Refundable fees – current (including refundable fees – current of the consolidated VIEs without recourse to China Distance Education Holdings Limited of US$435 and US$1,729 as of September 30, 2019 and 2020, respectively)	435	1,729

Total current liabilities	182,905	189,488

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS -
continued
(In thousands, except share and per share data, or otherwise noted)

	As of September 30,
	2019	2020
	US$	US$
Non-current liabilities
Deferred revenue – non-current (including deferred revenue – non-current of the consolidated VIEs without recourse to China Distance Education Holdings Limited of US$33,564 and US$33,928 as of September 30, 2019 and 2020, respectively)	33,564	33,928
Refundable fees – non-current (including refundable fees– non-current of the consolidated VIEs without recourse to China Distance Education Holdings Limited of US$2,440 and US$2,602 as of September 30, 2019 and 2020, respectively)	2,440	2,602
Deferred tax liabilities	12,695	6,088
Long-term bank borrowing	—	16,000
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIE s without recourse to China Distance Education Holdings Limited of nil and US$22,749 as of September 30, 2019 and 2020, respectively)	—	23,089

Total non-current liabilities	48,699	81,707

Total liabilities	231,604	271,195

Commitments and contingencies (Note 22)
Equity
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 134,210,745 and 135,320,433 shares issued and outstanding as of September 30, 2019 and 2020, respectively)	13	14
Additional paid-in capital	24,507	27,316
Accumulated other comprehensive loss	(12,357)	(832)
Retained earnings	60,668	51,477

Total China Distance Education Holdings Limited shareholder’s equity	72,831	77,975
Noncontrolling interests	50,915	48,969

Total equity	123,746	126,944

Total liabilities and equity	355,350	398,139

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data, or otherwise noted)

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
Revenues, net of value-added tax and related surcharges
Online education services	117,026	145,917	159,338
Books and reference materials	10,213	27,372	22,061
Others	39,429	38,533	28,159

Total net revenues	166,668	211,822	209,558

Cost of sales
Cost of services and others	(78,936)	(85,252)	(81,976)
Cost of tangible goods sold	(8,947)	(19,489)	(19,622)

Total cost of sales	(87,883)	(104,741)	(101,598)

Gross profit	78,785	107,081	107,960
Operating expenses
Selling expenses	(44,717)	(61,460)	(69,848)
General and administrative expenses	(21,253)	(24,919)	(25,478)
Impairment of goodwill	—	(1,517)	—

Total operating expenses	(65,970)	(87,896)	(95,326)
Change in fair value in connection with business combination	84	695	—
Other operating income	3,051	2,968	6,155

Operating income	15,950	22,848	18,789
Interest income	2,522	2,207	2,555
Interest expense s	(3,331)	(2,819)	(1,021)
Gain from deconsolidation of a subsidiary	—	6,869	—
Impairment loss from long-term investments	(2,835)	(6,920)	(910)
Other income	—	318	—
Exchange gain (loss)	2,476	3,296	(5,261)

Income before income taxes and loss from equity method investments	14,782	25,799	14,152
Income tax expense s	(2,307)	(8,121)	(5,460)
Loss from equity method investments	(172)	(1,484)	(555)

Net income	12,303	16,194	8,137
Less: Net income (loss) attributable to noncontrolling interests	677	(5,060)	(2,293)
Net income attributable to China Distance Education Holdings Limited	11,626	21,254	10,430

Net income per share:
Net income attributable to ordinary shareholders
Basic	0.09	0.16	0.08
Diluted	0.09	0.16	0.08

Weighted average shares used in calculating net income per share
Basic	132,363,620	133,060,900	133,984,929
Diluted	133,117,155	134,138,117	135,232,224

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
Net income	12,303	16,194	8,137
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	(8,118)	(8,854)	13,733
Unrealized gain on available-for-sale investments, net of tax effect of US$420, US$219 and US$79 for the years ended September 30, 2018, 2019 and 2020, respectively	2,599	1,375	318

Comprehensive income	6,784	8,715	22,188
Less: comprehensive (loss) income attributable to noncontrolling interests	(1,196)	(7,195)	233

Comprehensive income attributable to China Distance Education Holdings Limited	7,980	15,910	21,955

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	China Distance Education Holding Limited shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total China Distance Education Holding Limited shareholders’ equity	Noncontrolling interests	Total equity
		US$	US$	US$	US$	US$	US$	US$
Balance as of September 30, 2017	131,854,773	13	19,097	(3,367)	33,040	48,783	24,029	72,812
Net income for the year	—	—	—	—	11,626	11,626	677	12,303
Foreign currency translation adjustments	—	—	—	(6,245)	—	(6,245)	(1,873)	(8,118)
Options exercised	952,148	—	1,489	—	—	1,489	—	1,489
Share-based compensation expenses (Note 26)	468,600	—	2,306	—	—	2,306	—	2,306
Dividends to shareholders (Note 27)	—	—	—	—	(14,949)	(14,949)	—	(14,949)
Capital contribution from noncontrolling interests	—	—	29	—	—	29	60	89
Noncontrolling interest arising from acquisitions	—	—	—	—	—	—	42,598	42,598
Unrealized gain on available-for-sale investments, net of tax effect of US$420	—	—	—	2,599	—	2,599	—	2,599
Loan to optionees in connection with exercise of options	—	—	(1,557)	—	—	(1,557)	—	(1,557)
Repayment of loan to optionees in connection with exercise of options	—	—	193	—	—	193	—	193

Balance as of September 30, 2018	133,275,521	13	21,557	(7,013)	29,717	44,274	65,491	109,765
Net income (loss) for the year	—	—	—	—	21,254	21,254	(5,060)	16,194
Foreign currency translation adjustments	—	—	—	(6,719)	—	(6,719)	(2,135)	(8,854)
Share-based compensation expenses (Note 26)	935,224	—	2,005	—	—	2,005	—	2,005
Dividends paid by a subsidiary to its noncontrolling interests shareholders	—	—	—	—	—	—	(291)	(291)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	29	29
Unrealized gain on available-for-sale investments, net of tax effect of US$219	—	—	—	1,375	—	1,375	—	1,375
Repayment of loan to optionees in connection with exercise of options	—	—	135	—	—	135	—	135
Purchase of noncontrolling interests of a consolidated subsidiary	—	—	810	—	—	810	(7,119)	(6,309)
Modified retrospective adjustment of upon adoption of
Topic 606 (Note 2)	—	—	—	—	9,697	9,697	—	9,697

Balance as of September 30, 2019	134,210,745	13	24,507	(12,357)	60,668	72,831	50,915	123,746
Net income (loss) for the year	—	—	—	—	10,430	10,430	(2,293)	8,137
Foreign currency translation adjustments	—	—	—	11,207	—	11,207	2,526	13,733
Share-based compensation expenses (Note 26)	1,109,688	1	2,617	—	—	2,618	—	2,618
Dividends to shareholders (Note 27)	—	—	—	—	(19,621)	(19,621)	—	(19,621)
Dividends paid by a subsidiary to its noncontrolling interests shareholders	—	—	—	—	—	—	(2,546)	(2,546)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	367	367
Unrealized gain on available-for-sale investments, net of tax effect of US$79	—	—	—	318	—	318	—	318
Repayment of loan to optionees in connection with exercise of options	—	—	192	—	—	192	—	192

Balance as of September 30, 2020	135,320,433	14	27,316	(832)	51,477	77,975	48,969	126,944

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	12,303	16,194	8,137
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,306	2,005	2,618
Depreciation of property, plant and equipment	3,069	3,958	4,649
Amortization of other intangible assets	3,230	8,765	8,566
Non-cash operating lease cost	—	—	4,716
Provision of inventories	15	1,090	1,069
Change in allowance for doubtful accounts	199	(8)	499
Impairment loss on goodwill	—	1,517	—
Losses on disposition of property, plant and equipment	21	344	354
Loss from equity method investments	172	1,484	555
Impairment loss from long-term investments	2,835	6,920	910
Gain from disposal of an investment	—	(318)	—
Change in fair value in connection with a business combination	(84)	(695)	—
Gain from deconsolidation of a subsidiary	—	(6,869)	—
Changes in operating assets and liabilities:
Accounts receivable	(1,921)	(631)	1,012
Inventories	(1,769)	(2,712)	(1,467)
Prepayments and other current assets	(2,710)	(7,568)	(6,926)
Amounts due from related parties	7	(535)	(2,453)
Deferred costs	(458)	(359)	(151)
Operating lease right-of-use assets	—	—	3,389
Deferred tax assets	(3,050)	1,154	(1,571)
Other non-current assets	(1,328)	(1,306)	3,038
Accrued expenses and other liabilities	357	(179)	15,435
Amount s due to related part ies	—	623	165
Income tax payable	582	1,112	6,456
Deferred revenue	23,243	68,368	5,210
Operating lease liabilities	—	—	(7,384)
Refundable fees	13,444	(10,836)	1,264
Deferred tax liabilities	(369)	277	(7,129)

Net cash provided by operating activities	50,094	81,795	40,961

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of businesses, net of cash acquired of US$565, nil and nil as of September 30, 2018, 2019 and 2020, respectively	(15,488)	—	—
Disposal of a consolidated subsidiary, net of cash disposed of nil, US$4,787 and nil as of September 30, 2018, 2019 and 2020, respectively	—	(2,769)	—
Purchase of term deposits	—	—	(25,158)
Maturity of term deposits	—	—	12,133
Purchase of short-term investments	(21,905)	(20,660)	(5,500)
Maturity of short-term investments	28,211	14,714	8,350
Acquisition of property, plant and equipment	(15,462)	(9,601)	(4,417)
Purchase of additional equity interests of a consolidated subsidiary	—	(5,571)	—
Settlement of contingent consideration related to previously acquired equity interests of a consolidated subsidiary	—	(1,048)	—
Proceeds from disposition of property, plant and equipment	49	—	—
Proceeds from disposal of equity securities without readily determinable fair value	—	3,589	762

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS -
continued
(In thousands)

	Years ended September 30,
	2018	2019	2020
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES - continued
Acquisition of other intangible assets	(736)	(663)	(290)
Payment of deposit for the acquisition of non-current assets	(8,359)	(2,744)	(488)
Payment of deposit for the purchase of investments	—	(218)	—
Purchase of equity method investments	(2,600)	(87)	(114)
Purchase of equity securities without readily determinable fair value	(18,136)	—	(1,427)
Purchase of available-for-sale investments	(1,071)	—	—

Net cash used in investing activities	(55,497)	(25,058)	(16,149)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from noncontrolling interests	89	29	367
Loan repayments	(22,190)	(24,092)	(38,646)
Bank borrowings	35,300	—	20,000
Repayment of short-term loan to a related party	(1,677)	—	—
Proceeds from share options exercised by employees	1,489	—	—
Loan to optionees in connection with exercise of options	(1,557)	—	—
Repayment of loan to optionees in connection with exercise of options	193	135	192
Dividends paid to shareholders	(14,949)	—	(19,621)
Dividends paid by a subsidiary to its noncontrolling interests shareholders	—	(291)	(2,546)

Net cash used in financing activities	(3,302)	(24,219)	(40,254)

Exchange rate effect on cash and cash equivalents and restricted cash	(4,114)	(8,745)	10,224

Net (decrease) increase in cash and cash equivalents and restricted cash	(12,819)	23,773	(5,218)
Cash and cash equivalents and restricted cash at beginning of the year	95,381	82,562	106,335

Cash and cash equivalents and restricted cash at end of the year	82,562	106,335	101,117

Supplemental schedule of cash flow information:
Income tax paid	(5,942)	(5,898)	(6,922)
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	474	6,238	2,909
Income tax reversal	299	79	627

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION
China Distance Education Holdings Limited (the “Company”) was incorporated under the law of the Cayman Islands on January 11, 2008. The Company, its subsidiaries, its consolidated variable interest entities (the “VIEs”) and the VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing online and offline education services and selling related products in the People’s Republic of China (the “PRC”).
As of September 30, 2020, details of the Company’s major subsidiaries, its VIEs and VIEs’ major subsidiaries were as follows:

Company name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership by the Company	Principal activities
Major Subsidiaries:
China Distance Education Limited (“CDEL Hong Kong”)	March 13, 2003	Hong Kong	100%	Investment holding and provision of education services
Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”)	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production
Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”)	April 23, 2007	PRC	100%	Software licensing and course production
Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”)	February 19, 2009	PRC	35.76% (Note 23)	Provision of start-up training services
Xiamen NetinNet Software Co., Ltd (“Xiamen NetinNet”)	May 3, 2016	PRC	28.608%*	Provision of learning simulation software production
Variable interest entities:
Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”)	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials
Beijing Champion Healthcare Education Technology Co., Ltd. (“Champion Healthcare Education”)	May 13, 2015	PRC	Nil	Inactive
Major subsidiaries of variable interest entities :

Beijing Caikaowang Company Ltd. (“Caikaowang”)	November 28, 2007	PRC	Nil	Provision of online education services
Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”)	June 24, 2008	PRC	Nil	Provision of online education services
Beijing Champion Culture Development Co., Ltd. (“Champion Culture”)	June 03, 2015	PRC	Nil	Provision of sales of books and reference materials
Jiangsu Zhengbao Asset Financial Advisory Co., Ltd. (“Jiangsu Asset”)	November 1, 2017	PRC	Nil	Provision of financial and tax advisory and accounting service
Beijing Ruida Chengtai Education Technology Co., Ltd. (“Beijing Ruida”)	July 11, 2018	PRC	Nil	Provision of legal profession services
Beijing Youbang Culture and Art Training School (“Beijing Youbang”)	July 11, 2018	PRC	Nil	Provision of legal profession services
Jiangsu Champion Healthcare Education Technology Co., Ltd. (“Jiangsu Healthcare”)	January 29, 2019	PRC	Nil	Provision of online education services
Jiangsu Champion E&C Education Technology Co., Ltd. (“Jiangsu E&C”)	January 29, 2019	PRC	Nil	Provision of online education services
Jiangsu Champion Self-taught Education Co., Ltd. (“Jiangsu Self-taught”)	January 29, 2019	PRC	Nil	Provision of online education services
Beijing Champion H&E Technology Co., Ltd. (“Beijing H&E”)	March 21, 2019	PRC	Nil	Provision of online education services
Beijing Champion E&C Education Technology Co., Ltd. (“Beijing E&C”)	March 05, 2019	PRC	Nil	Provision of online education services
Beijing Champion Self-taught Education Co., Ltd. (“Beijing Self-taught”)	March 07, 2019	PRC	Nil	Provision of online education services
*Note: The entity is the subsidiary of Zhengbao Yucai.

F-
11

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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
 the
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

F-
12

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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

F-
1
3

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements
- continued

•	Agreements that provide the Company effective control over Beijing Champion
Exclusive purchase right contract
Pursuant to the exclusive purchase right agreement, CDEL Hong Kong has the unconditional right to purchase the entire equity interest in, or all the assets of Beijing Champion, for a purchase price equal to the net assets of Beijing Champion or the minimum price permitted by the PRC
laws, if and when
the PRC
laws are amended to permit such a transaction. The term of this agreement is ten years from the date thereof and can be extended for another ten years, at the discretion of CDEL Hong Kong. On December 19, 2014, CDEL Hong Kong decided to extend the term of this agreement for another ten years and retroactively acknowledged the validity of this agreement for the period from May 9, 2014 to December 19, 2014. Through the exclusive purchase right contract, each of Beijing Champion’s shareholders irrevocably granted CDEL Hong Kong an exclusive right to acquire, at any time, for its own account or through one or more PRC individuals or entities as nominee shareholders of its choice to replace the existing shareholders of Beijing Champion. This kick-out right reinforces CDEL Hong Kong’s ability to direct the activities that most significantly impact Beijing Champion’s economic performance.
Power of attorney
Pursuant to the power of attorney, the nominee shareholders of Beijing Champion each executed an irrevocable power of attorney assigning Champion Technology or any person designated by Champion Technology as their attorney-in-fact to vote on their behalf on all matters of Beijing Champion requiring shareholder approval under the PRC
laws and regulations and the articles of association of Beijing Champion.
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

F-
1
4

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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
In December 2015, the Group incorporated Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. (“Zhongxi Healthcare Education”) in the PRC. On December 28, 2015, a series of contractual arrangements were signed among Zhongxi Healthcare Education, Champion Healthcare Education, a private company domiciled in the PRC owned by Mr. Zhengdong Zhu, the chairman and the Chief Executive Officer (the “CEO”) of the Group, and his spouse Ms. Baohong Yin, and the shareholders of Champion Healthcare Education. These contractual arrangements include an exclusive business cooperation agreement, an equity pledge agreement, a letter of undertaking, an exclusive option agreement, and the powers of attorney.

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

F-
1
5

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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

F-
1
6

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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
These contractual arrangements allow the Group to effectively control Champion Healthcare Education and to derive substantially all of the economic benefits from them. Accordingly, the Group treats Champion Healthcare Education as a VIE and because the Group is the primary beneficiary of Champion Healthcare Education, the Group has consolidated the financial results of Champion Healthcare Education. To comply with those foreign ownership restrictions, the Company plans to operate substantially all of its healthcare education services through its VIE, Zhongxi Healthcare Education in the PRC. The VIE plans to hold leases and other assets necessary to provide healthcare education services and generate all of the Company’s revenues related to healthcare education, but have not yet actively engaged in business as of September
 30, 2020.

F-
1
7

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements
- continued

•	Risks in relation to the VIE structure
The Company believes that the contractual arrangements with Beijing Champion and its shareholders, and Champion Healthcare Education and its shareholders, are in compliance with existing PRC laws and regulations, are valid, binding and enforceable and will not result in any violation of the PRC laws or regulations. However, the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

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
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements
- continued

•	Risks in relation to the VIE structure - continued

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
The Group’s online education business has been directly operated by (and as a result substantially all of the Group’s revenues have been generated from) the VIEs and their subsidiaries. For the years ended September 30, 2019 and 2020, the VIEs and their subsidiaries accounted for an aggregate of 57% and 68%, respectively, of the Group’s consolidated total assets, and

75% and 88%,
respectively, of the Group’s consolidated total liabilities. The assets not associated with the VIEs and their subsidiaries in these years primarily consisted of cash held by the Company.

F-
19

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements
- continued

The following financial information of the Company’s VIEs and the VIEs’ subsidiaries as of September 30, 2019 and 2020 and for each of the three years ended September 30, 2020 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within the VIEs and the VIEs’ subsidiaries:

	As of September 30,
	2019	2020
	US$	US$
Cash and cash equivalents	39,919	67,257
Prepayment and other current assets	24,533	28,334
Total current assets	192,471	113,040
Total assets	314,943	271,168
Deferred revenue – current	93,364	104,929
Total current liabilities	137,478	174,978
Deferred revenue – non-current	33,564	33,928
Total non-current liabilities	36,004	64,007
Total liabilities	173,483	238,985

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
Net revenues	151,146	183,893	197,110

Net income	29,532	36,393	33,439

Net cash provided by operating activities	44,054	41,568	29,294

Net cash used in investing activities	(44,414)	(20,517)	(3,127)

Net cash used in financing activities	(5,706)	—	(1,713)

Effects of exchange rate changes	(555)	(1,609)	2,884

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

F-2
0

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation and use of estimates
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, consolidation of the VIEs, income tax, impairment of goodwill and long-term assets, impairment of long-term investments, change in fair value of contingent consideration, change in fair value of a long-term investment, share-based compensation expenses and purchase price allocation for business acquisition. Actual results could materially differ from those estimates.
Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and the VIEs’ subsidiaries. All profits, transactions and balances among the Company, its subsidiaries, its VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.
Foreign currency translation and transactions
The Company’s functional currencies are the United States dollars (“US$”). The Company’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the US$ as its reporting currency and uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries, the VIEs, and the VIEs’ subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of the consolidated statements of changes in equity.
Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of comprehensive income.

F-2
1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Business Combinations
Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree and the fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.
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
Restricted cash
Restricted cash represents deposits not readily available to the Company. Restricted cash as of September 30, 2019 and 2020 represented cash pledged as security for bank borrowings. Refer to Note 15.
Term deposits
Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year.

F-2
2

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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
The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidation statements of operations.
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

F-2
3

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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
Financial instruments
The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, short-term and long-term investments, bank borrowings, long-term bank borrowing, amounts due to related parties and accounts payable. Available-for-sale investments and cash and cash equivalents are carried at fair value. The carrying amounts of restricted cash, accounts receivable, amounts due from related parties, short-term held-to-maturity investments, bank borrowings, amounts due to related parties and accounts payable approximate their fair values due to the short-term maturities of these instruments. The Group carries equity securities without readily determinable fair values under long-term investments at cost, less impairment, plus or minus observable price changes in a similar transaction. Long-term bank borrowing is carried at amortized cost. The fair value is based on the contractual cash flows discounted using rates currently offered for borrowing with similar terms. Refer to Note 15 for further details.
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

F-2
4

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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
Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.
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

F-2
5

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill, net
- continued

For the years ended September 30, 2019 and 2020, the Group performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. The Group recorded nil
, US$
1,517
, and
nil
impairment loss related to goodwill for the years ended September 30, 2018, 2019 and 2020, respectively.
Other intangible assets, net
Other intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Computer software	3~5 years
Trademarks and domain names	3~11 years
Courseware	1~5 years
Business contracts	3~5.5 years
Copyrights	5~7 years
Others	3.5~8 years
Impairment of long-lived assets
The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets. The Group did not record any impairment loss related to long-lived assets for the years ended September 30, 2018, 2019 and 2020.

F-2
6

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments
The Group’s long-term investments consist of equity securities without readily determinable fair value, equity method investments, and available-for-sale investments.

(a)	Equity securities without readily determinable fair values
On October 1, 2018, the Group adopted Accounting Standards Update (“ASU”) No. 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities and 2018-03 Technical Corrections and Improvements to Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The Group adopted this ASU using a modified retrospective method. Prior to the fiscal year 2019, for investee companies over which the Group does not have significant influence or a controlling interest, equity securities of privately held companies were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.
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
The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASU No. 2011-4: Fair Value Measurement (ASC 820). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations. The Group recorded nil
, US$
546
and
nil
of impairment losses on its equity securities without readily determinable fair value during the years ended September 30, 2018, 2019 and 2020, respectively.

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

F-2
7

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments
- continued

(b)	Equity method investments - continued

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimates the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, and the determination of the weighted average cost of capital. The Group recorded

US$

, US$
6,374
, and US$
910
impairment loss on its equity method investments during the years ended September 30, 2018, 2019 and 2020, respectively.

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
The Group reviews its investments for OTTI based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group recorded US$2,492, nil, and nil impairment loss on its available-for-sale investments during the years ended September 30, 2018,
2019 and 2020, respectively.
Revenue recognition
On October 1, 2018, the Group adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of October 1, 2018. Results for the years ended September 30, 2019 and 2020 are presented under Topic 606, while revenues for the year ended September 30, 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition (“Topic 605”).

F-
28

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition
- continued

Revenues are recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.
The Group generates substantially all of its revenues in the PRC. The following table presents the Group’s revenues disaggregated by revenue sources. The Group’s revenues are reported net of  value added tax and surcharges.
Disaggregation of net revenues for the year ended September 30, 2020

	Over-time	A point-in-time	Total
	US$	US$	US$
Online education services	158,548	790	159,338
Books and reference materials	—	22,061	22,061
Other professional education services	7,352	9,084	16,436

Professional education services	165,900	31,935	197,835
Sales of learning simulation software	—	9,516	9,516
Business start-up training services	—	2,207	2,207

Total	165,900	43,658	209,558

	Refundable course model	Non-refundable course model	Total
	US$	US$	US$
Online education services	37,357	121,981	159,338
Books and reference materials	—	22,061	22,061
Other professional education services	—	16,436	16,436

Professional education services	37,357	160,478	197,835
Sales of learning simulation software	—	9,516	9,516
Business start-up training services	—	2,207	2,207

Total	37,357	172,201	209,558

Disaggregation of net revenues for the year ended September 30, 2019

	Over-time	A point-in-time	Total
	US$	US$	US$
Online education services	144,221	1,696	145,917
Books and reference materials	—	27,372	27,372
Other professional education services	14,079	8,679	22,758

Professional education services	158,300	37,747	196,047
Sales of learning simulation software	—	12,979	12,979
Business start-up training services	—	2,796	2,796

Total	158,300	53,552	211,822

	Refundable course model	Non-refundable course model	Total
	US$	US$	US$
Online education services	22,465	123,452	145,917
Books and reference materials	—	27,372	27,372
Other professional education services	—	22,758	22,758

Professional education services	22,465	173,582	196,047
Sales of learning simulation software	—	12,979	12,979
Business start-up training services	—	2,796	2,796

Total	22,465	189,357	211,822

The total of other professional education services, sales of learning simulation software, and business start-up training services are presented as “others” on the consolidated statements of operations.

F-
29

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition
- continued

The Group capitalizes sales commission paid to sales personnel and student recruitment agencies as cost of obtaining a contract when those costs are incremental to obtain a contract and if the Group expects to recover those costs. Contract costs are amortized in the same manner as the revenues recognized.
As of September 30, 2020, the balances of capitalized cost of obtaining contracts with customers amounted to US$8,440 and US$3,043 were recorded in “prepayment and other current assets” and “other non-current assets”, respectively. As of September 30, 2019, the respective balances amounted to US$4,974 and US$3,251, respectively. The Group recognized amortization of contract cost amounting to US$6,166 and US$10,974 in “selling expenses” in its consolidated statements of operations during the years ended September 30, 2019 and 2020, respectively. The Group did not record any impairment of contract cost for the years ended September 30, 2019 and 2020.
The Group’s contract liabilities mainly consist of prepayments from students (deferred revenue), with a balance of US$80,560 and US
$127,766
as of October 1, 2018 and 2019, respectively, of
which US$62,363 and US
$75,378
were recognized in revenues for the years ended September 30, 2019 and 2020, respectively. The balances of US$127,766 and US
$139,881
as of September 30, 2019 and 2020 are expected to be recognized as follows:
The expected balances of deferred revenue as of September 30, 2020:

US$
Years ending September 30,
2021	105,953
2022	27,003
2023	6,379
2024	470
2025	76

139,881

The expected balances of deferred revenue as of September 30, 2019:

US$
Years ending September 30,
2020	94,202
2021	24,999
2022	7,288
2023	1,159
2024	118

127,766

F-3
0

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition
- continued

Refund liabilities mainly related to the estimated refunds that are expected to be paid to eligible students and recorded as refundable fees on the consolidated balance sheets. Refund liability estimates are based on historical refund ratio (i.e. passage rate) on a portfolio basis using the expected value method. As of September 30, 2019 and 2020, refundable fees amounted to US
$
2,875

and US$
4,331
, respectively.
Online education services
The primary sources of the Group’s revenues and recognition policies are as follows:
The online education services provided by the Group to its customers are integrated services, including audio-video course content, mock examinations and online chat rooms during the subscription period. Audio-video course content, mock examinations and online chat rooms are highly interdependent and interrelated in the context of the contract with the online education services. Therefore, the Group determined that the online education services represent a single performance obligation.
The Group earns revenues by providing online education services to customers pursuant to two types of revenue models - non-refundable course model and refundable course model.

F-3
1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition
- continued

Online education services
- continued

The online courses using the non-refundable course model are mainly comprised of regular classes and premium classes. In addition, the non-refundable course model also includes insured elite classes, which are refundable to the students through a third party insurance company. The revenues for the regular classes are recognized on a straight-line basis over the subscription period from the month in which the customers enroll in the courses to the month in which the subscribed courses terminate. For premium classes, if participants fail to pass the course examination and certain pre-agreed conditions are met, the participants can retake the same premium course for free for the following year or years. For the insured elite classes, if the course participants fails to pass the course examination and certain pre-agreed conditions are met, the participants can retake the same premium course for free for the following year or years, and enjoy the refund privilege covered by an independent insurance company. Under Topic 605, the Group recognized the discount offered for the retake course proportionally as a deduction to revenues recognized for each of the class that the participants take. Upon the adoption of Topic 606, the Group recognizes the revenues related to the premium and insured elite classes over the expected service period based on the estimated historical passage rates on a portfolio basis.
The online courses using the refundable course model are mainly comprised of uninsured elite classes whereas the Group is obligated to refund the tuition fee or provide the students with a right to retake the course if the participants complete the courses and fail the professional exams and their scores are within a range provided for in the agreement. The participants must notify the Group within a pre-agreed period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. Under Topic 605, the proceeds from the refundable course model were initially recorded as refundable fees in the Company’s consolidated balance sheet and were recognized upon the expiration of the participants’ right to receive a refund or ratably over the retake course period when the participants decide to retake the course before the expiration of such right. Upon the adoption of Topic 606, the Group estimates the variable consideration to be earned based on historical refund ratio on a portfolio basis using the expected value method and records a refund liability based on estimated refunds to be paid to eligible students. The Group further recognizes revenues over the expected service period based on the estimated historical passage rates on a portfolio basis.

F-3
2

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition
- continued

Online education services
- continued

Most of the course participants pay course fees via online payment systems provided by third parties including internet debit or credit card payment systems and other third-party payment systems. Some participants may choose to enroll for online courses through the use of prepaid study cards which are purchased from distributors. The Group sells prepaid study cards at a discount to the face value of the cards to its regional distributors. Revenues are recorded using the after-discount-selling-price of the cards and recognized over the period the online courses are available to the customers, which generally is from the month in which the customers enroll in the courses to the month in which the subscribed courses terminate. Based on the history of usage of prepaid study cards, the Group concluded that any breakage related to prepaid study cards that are not activated or that have not been used to enroll in courses is insignificant.
The Group may, at times, offer volume discounts to its regional distributors for purchases over a specified amount of prepaid study cards during a specified period of time, generally, one year. Under Topic 605, the Group deferred the portion of revenues of the prepaid study card based on the maximum potential amount of discount provided to the distributors. Revenues were recognized during the remaining period the online courses were available to the users who enroll using the prepaid study cards or were recognized immediately if the related online course had been completed or the prepaid study cards expired. Upon the adoption of Topic 606, volume discounts are considered a form of variable consideration. Accordingly, volume discounts are estimated and recognized based on historical experience and adjusted based on actual purchase volumes at each reset period.
The Group provides student enrollment services and online platform to government agencies which use the Group’s online platform to conduct continuing education services. The Group earns service fees as a percentage of total tuition fees based on the agreements entered into with the government agencies. Each contract of these services is accounted for as single performance obligation which is satisfied ratably over the service period. Service fees are initially recorded as deferred revenue and are recognized as revenues on a straight-line basis over the subscription period based on the terms of the agreements.

F-3
3

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition
- continued

Online education services
- continued

The online education services provided by Beijing Champion and its subsidiaries are subject to approximately
6%
value added tax and related surcharges. The Group records revenues net of these taxes in the consolidated statements of operations. Such value added tax related surcharges for the years ended September
 30, 2018, 2019 and 2020 were US$1,075, US$1,172 and US$436, respectively.
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
Revenues from sales of learning simulation software, which are self-developed learning simulation packaged software, are recognized when the control of the software is transferred to the customers in an amount of consideration to which the Company expects to be entitled to in exchange for the software. The Company has no significant remaining obligation with respect to the software, except for warranty related obligations, of which the related costs are estimated upon the acceptance of the customers.

F-3
4

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition
- continued

Other revenues
- continued

Revenues from offline professional training are recognized proportionately when the training courses are delivered. Each contract of these services is accounted for as a single performance obligation which is satisfied ratably over the service period. For offline training sponsored by government authorities related to business start-up training services, the tuition fees of the training participants are subsidized by the government. Qualified enrollments and the fees to be earned cannot be determined until the confirmation from government authorities regarding the number of students and fees is received by the Company, which is after the completion of services. Therefore, revenues from such services are recognized upon the receipt of confirmations from government authorities, when all the other revenues recognition criteria have been met. Revenues from offline training sponsored by government authorities were insignificant during the years ended September 30, 2019 and 2020.
Revenues from other services, including accounting and consulting services, courseware production services, and platform production services, are recognized when the services are delivered.
Value added taxes (“VAT”)
Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets.
Champion Technology was a VAT general taxpayer. Champion Education Technology was a VAT small-scale taxpayer but was treated as a general taxpayer since February 1, 2014. Champion Wangge was a VAT small-scale taxpayer but was treated as a general taxpayer since January 1, 2015. The applicable VAT rates are
6
% and
3
% for the entities that are general taxpayer and small-scale taxpayer, respectively.

F-3
5

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes
(“VAT”) - continued

Since May 2018, in accordance with Cai Shui [2018] No.32, the VAT rate decreased to 16% of the gross sales for general VAT payer. Therefore, for general VAT payer, VAT on sales is calculated at 16% on revenues from product sales and paid after deducting input VAT on purchases since May 1, 2018.
Since April 2019, in accordance with Cai Shui [2019] No.39, the VAT rate decreased to 13% of the gross sales for general VAT payer. Therefore, for general VAT payer, VAT on sales is calculated at 13% on revenue from product sales and paid after deducting input VAT on purchases since April 1, 2019. The revenues earned from the sales of software of the Group are subject to 13% VAT rate.
Since January 2020, in accordance with Cai Shui [2020] No.8 and Cai Shui [2020] No.28, due to the Novel Coronavirus Pandemic, the VAT from providing daily life services, including the education services was temporarily exempted for the calendar year 2020.
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

F-3
6

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Operating lease
Before October 1, 2019, the Group adopted ASC Topic 840(“ASC 840”), Leases, and each lease is classified at the inception date as an operating lease, where substantially all the rewards and risk of assets remain with the leasing company. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the shorter of the lease term or estimated economic life.
On October 1, 2019, the Group adopted the new leasing standard (“ASC 842”). The Group determines if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the balance sheet as right-of-use (“ROU”) assets and lease liabilities, initially measured at the present value of the lease payment. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification of any expired or existing leases as of the adoption date and (3) initial direct cost for any expired or existing leases as of the adoption date. The Group also elected not to separately account for lease and nonlease components. Lastly, the Company has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease ROU assets or operating lease liabilities.
As the rate implicit in the lease is not readily determinable, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payment. The incremental borrowing rate is estimated in a portfolio approach to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment. Lease term may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expenses are recorded on a straight-line basis over the lease term.
Advertising expenditure
Advertising expenditure is expensed when incurred and is included in “selling expenses” in the consolidated statements of operations. Advertising expenses were US$14,785, US$23,668 and US$28,608 for the years ended September 30, 2018, 2019 and 2020, respectively.

F-3
7

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Shipping and handling costs
Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the consolidated statements of operations. Shipping and handling costs classified as selling expenses were US$1,852, US$3,154 and US$3,168 for the years ended September 30, 2018, 2019 and 2020, respectively.
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
Share-based compensation
Share-based compensation with employees, officers and non-executive directors is measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expenses over the requisite service period, with a corresponding addition to paid-in capital. The Group recognizes compensation expenses over the vesting term on a straight-line basis with the amount of compensation expenses recognized at any date not less than the portion of the grant-date value of the option vested at that date.

F-
3
8

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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
Comprehensive income
Comprehensive income includes net income, unrealized gain on available-for-sale investments and foreign currency translation adjustments, and is reported in the consolidated statements of comprehensive income.
Significant risks and uncertainties
Foreign currency risk
RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of US$65,673 and US$77,630, which were denominated in RMB, as of September 30, 2019 and 2020, respectively, representing 96.5% and 97.0% of the cash and cash equivalents as of September 30, 2019 and 2020, respectively.
Concentration of credit risk
Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposits, restricted cash, short-term investments, accounts receivable and prepayment and other current assets. As of September 30, 2019 and 2020, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were deposited in financial institutions located in the PRC and Hong Kong. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.
There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended September 30, 2020.

F-
39

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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
On October 1, 2019, the Group adopted the ASC 842, using the modified retrospective transition method resulting in the recording of operating lease ROU assets of US$36,514 and operating lease liabilities of US$33,167 upon adoption. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance had no effect on the consolidated statements of operations. Further information is disclosed in Note 2 and Note 21.

F-4
0

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements
- continued
In June 2018, the FASB issued ASU 2018-07: Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the amendments in this ASU, most of the current guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees, including determination of measurement date and accounting for performance conditions and for share-based payments after vesting. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. The Group adopted this standard on October 1, 2019 with no material impact on the Group’s consolidated financial statements.
Recently issued accounting pronouncements not yet adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach).
In April 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group is in the process of evaluating the impact of the adoption of these pronouncements on the Group’s consolidated financial statements.
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

F-4
1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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

F-4
2

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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

F-4
3

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

Business acquisitions in fiscal year 2018: - continued

Acquisition of Jiangsu Asset
- continued

The following summarized the unaudited pro forma result of operations for the year ended September 30, 2018 with the assumption that the acquisition during the year ended September 30, 2018 occurred as of October 1, 2016.
The pro forma results have been prepared for comparative purpose only and do not purport to be indicative of the results of operations which would have resulted had the significant acquisition occurred as of October 1, 2016, nor are they indicative of future operating results.

Year ended September 30,
2018
US$
Pro forma net revenues	2,581
Pro forma net loss attributable to the Company	(561)
Pro forma net income per ordinary share-basic	0.09
Pro forma net income per ordinary share-diluted	0.09
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

F-4
4

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

Business acquisitions in fiscal year 2018: - continued

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
The additional 11% equity interest purchase was accounted for as a step acquisition whereby the Group remeasured the fair value of its previously held equity interests in Beijing Ruida on July 10, 2018, the step acquisition date. The fair value of the equity interest in Beijing Ruida held by the Group immediately before the step acquisition date amounted to RMB225.3 million (US$32,800), resulting in a loss at US$590 related to the remeasurement of the 40% previously held equity interest. Such loss was recorded in change in fair value in the Group’s consolidated statements of operations. Following the completion of the transaction, the Group held a total of 51% equity interest in Beijing Ruida, and Beijing Ruida became a consolidated subsidiary of the Group.

F-4
5

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

Business acquisitions in fiscal year 2018: - continued

Acquisition of Beijing Ruida
- continued

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The acquisition-date fair value of the equity interest held by the Group immediately prior to the acquisition date was measured at fair value using a discounted cash flow method and taking into account certain factors including the management projection of discounted future cash flow and an appropriate discount rate. The management performed a purchase price allocation with the assistance from an independent appraiser as of the date of acquisition:

	US$	Amortization period
Cash	1,639
Other current assets	9,578
Property, plant and equipment	118	5 years
Intangible assets
Supplier contracts	25,118	5.5 years
Trademark	2,741	3 years
Courseware	4,478	3.5 years
Software	344	5.3 years
Others	210	2.5-5.5 years
Goodwill	48,931
Other current liabilities	(684)
Deferred tax liabilities	(8,115)
Noncontrolling interest	(41,336)

Total	43,022

F-4
6

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

Business acquisitions in fiscal year 2018: - continued

Acquisition of Beijing Ruida
- continued

The following summarized the unaudited pro forma result of operations for the year ended September 30, 2018 with the assumption that the acquisition during the year ended September 30, 2018 occurred as of October 1, 2016.

The pro forma results have been prepared for comparative purpose only and do not purport to be indicative of the results of operations which would have resulted had the significant acquisition occurred as of October 1, 2016, nor are they indicative of future operating results.

Year ended September 30,
2018
US$
Pro forma net revenues	27,568
Pro forma net income attributable to the Company	14
Pro forma net income per ordinary share-basic	0.09
Pro forma net income per ordinary share-diluted	0.09
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

34
days, with interest rate of
3.15
%

for the product the Group holds as of September 30, 2019. The Group holds no held-to-maturity investment as of September 30, 2020. These held-to-maturity investments are classified as short-term investments on the consolidated balance sheets as its contractual maturity dates are less than one year. Financial products purchased from banks with early redemption option and no specified maturity date are classified as short-term available-for-sale investments and are measured at fair value on a recurring basis. While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximated their amortized costs considering their short-term maturities and high credit quality.

No
OTTI loss was recognized for the years ended September 30, 2019 and 2020.

F-4
7

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

4.	SHORT-TERM INVESTMENTS - continued

Short-term investments consisted of the following:

	As of September 30,
	2019	2020
	US$	US$
Held-to-maturity investments	1,517	—
Available-for-sale investments	20,601	20,343

	22,118	20,343

5.	ACCOUNTS RECEIVABLE, NET
Accounts receivable, net, consisted of the following:

	As of September 30,
	2019	2020
	US$	US$
Accounts receivable	8,612	8,018
Less: allowance for doubtful accounts	(1,282)	(1,864)

Accounts receivable, net	7,330	6,154

Movement of allowance for doubtful accounts was as follows:

	As of September 30,
	2019	2020
	US$	US$
Balance at beginning of the year	1,342	1,282
(Reversal) provision of the allowance for doubtful accounts	(8)	499
Foreign currency adjustment	(52)	83

Balance at end of the year	1,282	1,864

F-
48

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

6.	INVENTORIES
Inventories consisted of the following:

	As of September 30,
	2019	2020
	US$	US$
Books and other goods	3,727	3,482
Paper and other raw materials	1,035	1,671

Less: inventory provisions for slow-moving and obsolescence	(530)	(290)

Total	4,232	4,863

Inventory provisions were
US$15, US$1,090 and US$1,069 for the years ended September 30, 2018, 2019 and 2020, respectively.

7.	PREPAYMENT AND OTHER CURRENT ASSETS
Prepayment and other current assets consisted of the following:

		As of September 30,
	Notes	2019	2020
		US$	US$
Prepaid expenses		8,974	6,557
Capitalized commission fees	(1)	4,974	8,440
Advance to suppliers	(2)	3,938	4,799
Funds receivable	(3)	2,364	4,349
Staff advances	(4)	1,591	1,480
Receivable from disposal of a subsidiary	(5)	1,540	1,621
Others		3,351	4,069

Prepayment and other current assets, net		26,732	31,315

(1)	Capitalized commission fees primarily consist of the incremental sales commission relating to obtaining the customer contracts as described in Note 2.

F-
49

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

7.	PREPAYMENT AND OTHER CURRENT ASSETS - continued

(2)
Advance to suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials and finished goods. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and is monitored on a regular basis by management. A charge to cost of sales will be recorded in the period in which a loss becomes probable. As of September 30, 2020, the Group has not experienced any loss of advance to suppliers.

(3)
Funds receivable arise due to the time taken to clear customers’ payment transactions through external payment networks. When customers remit fees to the Group via external payment networks using their bank accounts or credit cards, there is a clearing period before the cash is received by the Group which usually takes one to three business days. These course fees are treated as a receivable until the cash is received.

(4)	Staff advances were provided to staff for travelling and business related use which were subsequently expensed when incurred.
(5)
Receivable from disposal of a subsidiary refers to the remaining consideration receivable due from the buyers of Beijing Champion Tax Management and Advisory Co., Ltd. (“Champion Tax Advisory”), a previously consolidated subsidiary of the Group. The balance as of September 30, 2019 and 2020 was received on January 8, 2020 and January 8, 2021, respectively.

8.	PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment, net, consisted of the following:

	As of September 30,
	2019	2020
	US$	US$
Buildings	8,756	9,216
Electronic and office equipment	20,069	20,107
Leasehold improvement and building improvement	10,843	15,935
Motor vehicles	2,086	2,294

Total	41,754	47,552
Less: Accumulated depreciation	(17,454)	(19,904)
Construction in progress	13,635	14,683

	37,935	42,331

Depreciation expenses were US$3,069, US$3,958 and US$4,649 for the years ended September 30, 2018, 2019 and 2020, respectively.

F-
50

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

9.	GOODWILL, NET
Goodwill, net, consisted of the following:

	For the years ended September 30
	2019				2020
	Professional education services	Business start-up training services	Sales of learning simulation software	Total	Professional education services	Business start-up training services	Sales of learning simulation software	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Gross amount
Beginning balance	56,214	1,642	21,660	79,516	54,016	1,517	20,813	76,346
Exchange difference	(2,198)	(125)	(847)	(3,170)	3,040	—	1,097	4,137

Ending balance	54,016	1,517	20,813	76,346	57,056	1,517	21,910	80,483

Accumulated impairment loss	—	(1,517)	—	(1,517)	—	(1,517)	—	(1,517)

Goodwill, net	54,016	—	20,813	74,829	57,056	—	21,910	78,966

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group tested its goodwill for impairment at the following reporting units level.
Professional education services - This reporting unit provides online education services and other education related services to its customers located in the PRC. It includes all the subsidiaries, the VIEs and the VIEs’ subsidiaries of the Group except for Zhengbao Yucai, Xiamen NetinNet and their subsidiaries. The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit. The Group did no
t record any impairment of goodwill for the years ended September 30, 2018, 2019 and 2020 related to the professional education services.
Business start-up training services - This reporting unit provides start-up training services to the Group’s customers located in the PRC. It includes Zhengbao Yucai and its subsidiaries. The goodwill arising from the acquisition of Zhengbao Yucai is fully allocated to this reporting unit. The revenues of Business start-up training services decreased significantly during the year ended September 30, 2019 due to the loss of the exclusive cooperation relationship with the government. As of September 30, 2019, the Group conducted two-step goodwill impairment testing with the assistance of a third party valuer and recognized

US$
1,517
as impairment loss on goodwill related to the business start-up training services. The fair value of the reporting unit was determined using the income approach with significant unobservable inputs.
Sales of learning simulation software - This reporting unit provides learning simulation packaged software to its customers located in the PRC. It includes Xiamen NetinNet and its subsidiaries, Xiamen NetinNet Education Technology Co., Ltd., Xiamen NetinNet Finance Technology Co., Ltd., Beijing NetinNet Technology Co., Ltd. and Yunqi Zhixin (Hangzhou) Technology Co., Ltd.. The goodwill arising from the acquisition of NetinNet is fully allocated to this reporting unit. The Group did not
record any impairment of goodwill for the years ended September 30, 2018, 2019, and 2020 related to the sales of learning simulation software.

F-5
1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

10.	OTHER INTANGIBLE ASSETS, NET
The balance of other intangible assets, net, consisted of the following:

	As of September 30,
	2019	2020
	US$	US$
Computer software	5,858	6,452
Trademarks and domain names	5,429	5,730
Courseware	4,601	4,843
Business contracts	23,917	25,178
Copyrights	9,692	10,204
Others	871	918

Total intangible assets	50,368	53,325

Less: Accumulated amortization
Computer software	(4,316)	(5,001)
Trademarks and domain names	(2,727)	(3,790)
Courseware	(1,857)	(3,213)
Business contracts	(5,667)	(10,457)
Copyrights	(5,346)	(7,227)
Others	(342)	(476)

Accumulated amortization	(20,255)	(30,164)

Intangible assets, net	30,113	23,161

Amortization expenses were US$3,230, US$8,765 and US$8,566 for the years ended September 30, 2018, 2019 and 2020, respectively.
The estimated amortization expenses for the intangible assets for each of the following fiscal years are as follows:

Amortization
US$
2021	8,551
2022	6,846
2023	5,841
2024	1,447
2025	273
2026 and thereafter	203

23,161

F-5
2

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

11.	LONG-TERM INVESTMENTS
Long-term investments consisted of the following:

	As of September 30,
	2019	2020
	US$	US$
Equity securities without readily determinable fair value:
Beijing teacheredu.cn Science & Technology Co., Ltd. (“Beijing teacheredu”) (a)	11,199	11,789

Other equity securities without readily determinable fair value	762	1,473
Equity method investments:
Beijing Champion Yuanjian Education Technology Co., Ltd. (“Yuanjian”) (b)	2,488	3,012

Other equity method investments (c)	2,590	941
Available-for-sale securities investments:
Chongqing Moses Robots Co., Ltd. (“Chongqing Moses Robots”) (d)	4,617	5,597
Beijing Niuke Technology Co., Ltd (“Niuke Technology”) (e)	2,434	2,353
Other available-for-sale investments (f)	1,289	1,159

Total	25,379	26,324

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
In October 2020, Beijing teacheredu completed its share issuance plan and the equity interest held by the Group was reduced from 14.5% to 13.8%. For the years ended September 30, 2018, 2019 and 2020, no impairment loss was recorded in regard to the investment.

F-5
3

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

11.	LONG-TERM INVESTMENTS - continued

(b)
On December 29, 2018, the Group entered into a Share Transfer Agreement with Beijing Zhengbao TongChuang Technology Co., Ltd (“TongChuang”) and Beijing Zhengbao TongCheng Co., Ltd (“TongCheng”), to transfer 60% equity interest of Champion Tax Advisory to its key employees, for a total consideration of RMB35.9 million (US$5,020) (refer to
N
ote 17). Upon the completion of the share transfer, the Group holds 40% of  Champion Tax Advisory, which was subsequently renamed as Yuanjian. The Group maintains significant influence over Yuanjian, and therefore, the remaining 40% equity interest retained was accounted for as an equity method investment. During the years ended September 30, 2019 and 2020, the Group recorded share of net
(
loss
)
income amounting
 to
US$
(

)
and US$386, respectively.

(c)
The other equity method investments represent several insignificant investments classified as equity method investments as of September 30, 2019 and 2020. During the years ended September 30, 2018, 2019 and 2020, the Group recorded share of net income
(
loss
)
amounting
 to
US$61, US$
(
47
)
and US$
(

)
, respectively. During the years ended September 30,
2018,
2019 and 2020, the Group recorded impairment loss from long-term investments amounting to nil,
nil and US$910
, respectively
.

(d)
In November 2017, the Group entered into a capital contribution agreement with Chongqing Moses Robots, an industrial automation solution provider, and its shareholders to purchase 10.0% equity interest for a consideration of RMB10.0 million (US$1,503), with certain redemption features. The investment was classified as available-for-sale security as the Group determined that the shares were debt securities in nature due to the redemption features and measured the investment subsequently at fair value. Chongqing Moses Robots did not achieve pre-agreed performance target, as a result, one of the redemption events was triggered. As part of the redemption process, the Group and the investee agreed to exchange the cash redemption for a 5% additional equity interest issued by the founding shareholders to the Group. As a result, the Group further increased its equity interest in Chongqing Moses Robots to 15%. Unrealized holding gain of US$1,070 and US$626 was reported in other comprehensive loss for the years ended September 30, 2019 and 2020, respectively.

(e)
In September 2016, the Group purchased 8.5% equity in Niuke Technology for RMB4.3 million (US$639). In April 2018, Niuke Technology issued additional shares of which the Group subscribed additional 3% equity interest for RMB4.5 million (US$655), resulting in a 10.65% stake of total ownership. The Group accounted for both the initial and subsequent investments as available-for-sale as the Group determined that the shares were debt securities in nature due to certain redemption features. The Group initially and subsequently measured the investment at fair value. Unrealized holding gain (loss) of US$170 and US$(178) were reported in other comprehensive income
(loss) for the years ended September 30, 2019 and 2020, respectively.

(f)
Other investments represent several insignificant investments classified as available-for-sale investments as of September 30, 2019 and 2020. Unrealized holding gains (loss) of US$135 and US$(130) were reported in other comprehensive
i
ncome
(loss) for the years ended September 30, 2019 and 2020, respectively.

F-5
4

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT
Measured or disclosed at fair value on a recurring basis
The Group measures cash and cash equivalent and available-for-sale investments at fair value on a recurring basis. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.
Available-for-sale securities recorded in long-term investments included redeemable preferred shares. Available-for-sale securities recorded in short-term investments included certain financial products with early redemption options and no specified maturity dates.
The Group has no financial liabilities that are measured at fair value on a recurring basis. The Group’s financial assets measured at fair value on a recurring basis are as follows:

	For the year ended September 30, 2020
	Fair value as of September 30, 2020	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
		(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Fair value measured
Cash and cash equivalents	80,056	80,056	—	—
Short-term investments:
Available-for-sale securities	20,343	—	20,343	—
Long-term investments:
Available-for-sale securities	9,109	—	2,353	6,756

Total assets measured at fair value	109,508	80,056	22,696	6,756

	For the year ended September 30, 2019
	Fair value as of September 30, 2019	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
		(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Fair value measured
Cash and cash equivalents	67,977	67,977	—	—
Short-term investments:
Available-for-sale securities	20,601	—	20,601	—
Long-term investments:
Available-for-sale securities	8,340	—	1,289	7,051

Total assets measured at fair value	96,918	67,977	21,890	7,051

F-5
5

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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
When no recent transactions are available, a market approach is used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning on sales, discount of lack of marketability, investee’s time to Initial Public Offerings (“IPO”) as well as related volatility. The Company has classified those as Level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.
As of September 30, 2019, the fair values of available-for-sale investments classified as
L
evel 3 were measured using the market approach with significant unobservable inputs were based on the following assumptions: (1) expected volatility of 44.6% to 57.5%, (2) discount rate of 30.0% to 34.0%, and (3) expected life of 3.1 years
to 3.3 years. As of September 30, 2020, those assumptions included: (1) expected volatility of 51.6% to 56.9%, (2) discount rate of 15.0%, and (3) expected life of 2.1 years
to 2.3 years.

F-
56

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT - continued

Measured or disclosed at fair value on a recurring basis
- continued

The Group did not have any transfers between Level 1 and Level 2 fair value measurements during the periods presented. The Group transferred one redeemable preferred share investment from Level 2 to Level 3 during the years ended September 30, 2019 and 2020. Specifically, the Group changed its measurement method from recent transactions to a market approach to determine the investment’s fair value as no recent transactions were available. The Group also transferred one redeemable preferred share investment from Level 3 to Level 2 during the years ended September 30, 2019 and 2020, due to the availability of a recent transaction.
The following table provides additional information of reconciliation for the fair value measurements of assets using significant unobservable inputs (Level 3).

Available-for-sale Investments
US$
Balance as of September 30, 2018	4,648

Transfer from L evel 2 fair value measurement	2,327
Transfer to L evel 2 fair value measurement	(1,154)
Unrealized gain	1,459
Exchange loss	(229)

Balance as of September 30, 2019	7,051

Transfer from L evel 2 fair value measurement	1,289
Transfer to L evel 2 fair value measurement	(2,434)
Unrealized gain	606
Exchange gain	244

Balance as of September 30, 2020	6,756

F-5
7

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT - continued

Measured and disclosed fair value on a nonrecurring basis
The Group measures goodwill and acquired intangible assets at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates. The Group measured acquired intangible assets using income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment losses related to acquired intangible assets arising from acquisitions for the years ended September 30, 2018, 2019 and 2020
, respectively. The
Group recognized nil, US$1,517 and nil impairment loss related to goodwill during
the years ended September 30, 2018, 2019 and 2020, respectively.
The Group measures equity securities without readily determinable fair value and equity method investments at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The
G
roup recorded US$546 and nil impairment loss on its equity securities without readily determinable fair value during the year
s
ended September 30, 2019 and 2020
,
respectively. The
Group recorded US$343, US$6,374 and US$910 impairment loss on its equity method investments during the years ended September 30, 2018, 2019 and 2020, respectively. Refer to Note 11.

13.	OTHER NON-CURRENT ASSETS
Other non-current assets consisted of the following:

		As of September 30,
	Notes	2019	2020
		US$	US$
Long-term prepaid expenses	(1)	3,864	2,318
Rental deposits	(2)	1,017	1,244
Long-term capitalized commission fees	(3)	3,251	3,043
Long-term receivables		1,540	—
Others		420	884

		10,092	7,489

F-
58

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

13.	OTHER NON-CURRENT ASSETS - continued

(1)
Long-term prepaid expenses represent golf club membership fees. Such fees are
 amortized over ten years and
are
recorded as general and administrative expenses on the consolidated statements of operations.

(2)	Rental deposits represent office rental deposits for the Group’s daily operations, which will not be refunded within one year.
(3)	Long-term capitalized commission fees primarily consist of the long-term incremental sales commission relating to obtaining the customer contract s as described in Note 2.

14.	ACCRUED EXPENSES AND OTHER LIABILITIES
Accrued expenses and other liabilities consisted of the following:

		As of September 30,
	Note	2019	2020
		US$	US$
Tuition fee payable to government agencies	(1)	12,971	24,109
Salary and welfare payable		8,691	10,577
Accrued expenses		8,317	11,386
Remuneration payable to lecturers		2,701	4,648
Uncertain income tax liabilities (Note 19)		152	160
Other payable		5,435	4,574

		38,267	55,454

(1)
Tuition fee payable to government agencies mainly represents the portion of tuition fee
s
collected by the Group on behalf of the government agencies which provide certain continuing education courses. The Group is only responsible for the student enrollment and provision of online platform and shares certain percentage of tuition fee
s
as service fee
s
.

F-
59

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

15.	BANK BORROWINGS
On June 22, 2015, the Company entered into a 3-year
US$/RMB Revolving Term
Loan Facility with a maximum of RMB300 million facility limit with
t
he Bank of East
Asia, Limited (the “BEA Facility”) which remained effective
for three years. The BEA Facility was further extended to April 1, 2020 with a new facility limit of RMB115.2 million on June 27, 2019. The details of the loans entered under the BEA Facility for the year
s
ended September 30, 2018, 2019
and 2020 are
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

•
On June 27, 2019, the loan was terminated and replaced by a new loan agreement, for an amount of RMB115.2 million under the BEA Facility, with a maturity date of March 31, 2020. The loan bears interest rate of 3.43% subject to adjustment each quarter. The loan is scheduled to be repaid in two installments before the following dates: November 30, 2019 and March 31, 2020, in an amount of US$3,000 and US$12,100, respectively. On November 22,
2019 and March 27, 2020, US
$3,000
and US$12,100 were repaid according to the payment schedules. The term deposit used to secure the loan was subsequently released upon the settlement.

On November 17, 2017, the Company entered into a one-year Term Loan Facility with a maximum of US$40,000 facility limit with Hang Seng Bank (“HSB Facility”), which remained effective for one year. This loan was further extended to September 30, 2019 with a new credit limit of US$48,300 on October 23, 2018. The facility limit was further extended to January 14, 2020 with a new credit limit of US$30,300 on May 17, 2019. The new facility is scheduled to be repaid in four installments before the following dates: June 14, 2019, September 14, 2019, December 14, 2019 and January 14, 2020, in the amount of US$8,000, US$6,000, US$8,000, and US$8,300, respectively. The details of the loans entered under the HSB Facility for the year
s
ended September 30, 2018, 2019 and 2020 are listed as follows:

F-6
0

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

15.	BANK BORROWINGS - continued

•
On December 18, 2017, US$20,100 of the HSB Facility was drawn down at approximately 2.82% interest rate, subject to adjustment each quarter, for a term of 12 months. The loan was secured by a term deposit of RMB134.7 million (US$20,246) provided by Champion Technology. The Group repaid US$5,000 in November 2018. On December 14, 2018, the remaining US$15,100 of the loan was subsequently renewed and extended to June 19, 2019 with a 3.49% annual interest rate, subject to adjustment each quarter. On May 17, 2019, the loan was subsequently renewed and extended to November 30, 2019, and it was further extended to January 14, 2020 on June 6, 2019, with a
3.59
% annual interest rate, subject to adjustment each quarter. Part of the loan in an amount of US$8,000 and US$6,000 was repaid in June 2019 and September 2019, respectively. The balance of the loan of US$1,100 was repaid on December 13,
2019. The term deposit used to secure the loan was subsequently released upon the settlement.

•
On January 5, 2018, US$15,200 of the HSB Facility was drawn down at approximately 2.91% interest rate, subject to adjustment each quarter, for a term of 12 months. The loan was secured by a term deposit of RMB101.8 million (US$15,301) provided by Champion Technology. On December 20, 2018, the loan was subsequently renewed and extended to June 19, 2019 with an interest rate of 3.99%, subject to adjustment each quarter. On May 17, 2019, the loan was subsequently renewed and extended to December 19, 2019, and further extended to January 14, 2020 on June 6, 2019, with a
3.59
% annual interest rate, subject to adjustment each quarter. The balance of the loan amounting to US$6,900 and US$8,300 were repaid on December 13, 2019 and January 14, 2020, respectively. The term deposit used to secure the loan was subsequently released upon the settlement.

On April 15, 2020,
CDEL Hong Kong entered into
a two-year Term Loan Facility with a maximum of US$20,000 facility limit with Hang Seng Bank, which remains effective for two years.

•
On April 15, 2020, US$20,000 of the
f
acility was drawn down at approximately 2.58% interest rate, subject to adjustment each quarter, for a term of
24
months. The loan was secured by a term deposit of RMB143.0 million (US$21,062) provided by
Zhongxi
Healthcare
Education
. The loan is scheduled to be repaid in three installments before the following dates: April 14, 2021, October 14, 2021, and April 14, 2022, in an amount of US$4,000, US$8,000, and US$8,000, respectively.

F-6
1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

15.	BANK BORROWINGS - continued

On July 19, 2017, Zhengbao Yucai entered into a three-year loan agreement for
RMB132.6 million (US$19,307) with Baoshang Bank Co., Ltd Beijing Branch (“BSB”). Under the agreement, Zhengbao Yucai is able to draw down RMB132.6 million (US$19,307) from BSB for the purpose of acquiring 80% of NetinNet’s equity interest from Champion Technology. Refer to Note 2
3
 for details regarding Zhengbao Yucai’s restructuring. The loan between Zhengbao Yucai and BSB is effective from July 21, 2017 to July 20, 2020, with an annual interest rate of 11%. The details of the loans for the years ended September 30,
2018, 2019 and 2020 are listed as follows:

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
The outstanding loan balance as of September 30, 2019 amounting to RMB
50.6 million (US$7,072)
was fully paid in the year ended September 30, 2020.

The fair value of the bank borrowings with BEA, BSB and Hang Seng Bank was US$38,502 and US$4,012 as of September 30, 2019 and 2020, respectively. The fair value of the long-term bank borrowing with
H
SB was nil and US$15,981 as of September 30, 2019 and 2020, respectively. The fair values of bank borrowings are measured based on the present value of the debt using market interest rates. The borrowings are categorized in Level 2 of the fair value hierarchy.

16.	RELATED-PARTY TRANSACTIONS
The Group had the following balances and transactions with related parties:
The amounts due from related parties represent prepayments to certain investees for service fees related to student recruitment. The commission service fees related to student recruitment incurred for the year
s
ended September 30, 2019 and 2020 amounted to US$2,013 and US$1,938, respectively.
The amount
s
due to related part
ies
 represent accrued service fees to investee
s
for student recruitment
s
services incurred during the years ended September 30, 2019 and 2020. The total service fee incurred for the years ended September
 30, 2019 and 2020 amounted to US$7,499 and US$8,876
, respectively.

F-6
2

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

17.	DECONSOLIDATION OF A SUBSIDIARY
On December 29, 2018, the Group entered into a Share Transfer Agreement with Beijing Zhengbao TongChuang Technology Co., Ltd (“TongChuang”) and Beijing Zhengbao TongCheng Co., Ltd (“TongCheng”), to transfer 60% equity interest of Champion Tax Advisory to certain of its former employees, who ceased to be employees of the Group after the completion of the deconsolidation, for a total consideration of RMB35.9 million (US$5,020). The Group determined with the assistance of a valuer that the consideration is representative of the fair value of Champion Tax Advisory. In accordance with the
a
greement, the total consideration shall be paid in three installments over two years from the date the agreement was entered into. The Group received the first two installments on December 29, 2018 and January 8, 2020, respectively. The remaining installment was due in December 2020 and is recorded in “prepayment and other current assets” as of September 30, 2020. The remaining installment was subsequently received on January 8, 2021.
On December 27, 2018, the transfer in equity interest of Champion Tax Advisory was completed and the effective control of Champion Tax Advisory was transferred. Therefore, Champion Tax Advisory was deconsolidated from the Group, and the Group recognized a gain amounting to RMB47.5 million (US$6,869), out of which RMB14.3 million (US$2,081) was contributed from the remeasurement gain related to the retained 40% equity interests. In addition, as the Group maintains significant influence over the deconsolidated subsidiary, the remaining 40% equity interests retained by the Group has been accounted for by using equity method, and Champion Tax Advisory is considered a related party to the Company after the deconsolidation. The remaining 40% equity interest was measured at its fair value using the
discounted cash flow method with the following assumptions: (1) discount rate of 18.96% and (2) terminal value growth rate of 3%.

18.	RESTRICTED NET ASSETS
Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with the
PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

F-6
3

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
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
Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with the
 PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were US$30,875 and US$32,503, as of September 30, 2019 and 2020, respectively.

19.	INCOME TAX
Cayman Islands
The Company is a tax-exempted company incorporated in the Cayman Islands. Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

F-6
4

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

Hong Kong
CDEL Hong Kong, Practice Enterprises Network China International Links Limited and China Healthcare Education Limited have not recorded tax provision for Hong Kong profits tax as the companies have not had assessable profits arising in or derived from Hong Kong.
China
The Enterprise Income Tax Law (the “EIT Law”) of the PRC, which took effect on January 1, 2008, applies a uniform 25% enterprise income tax rate to all resident enterprise in China, including foreign invested enterprises.
Since 2008, Beijing Champion and Champion Technology qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law, and therefore, were entitled to preferential income tax rates. Beijing Champion and Champion Technology renewed the HNTE qualification every 3 years, and therefore, were continually entitled to the preferential income tax rate of 15% through
2022
. As a result, the Group applied 15% to determine the tax liabilities for these two entities.
Since 2012, Zhengbao Yucai obtained HNTE qualification and was entitled to preferential income tax rate of 15%. In September 2018, Zhengbao Yucai renewed the HNTE qualification, and is
entitled to the preferential income tax rate in years 2018 through 2020.
NetinNet renewed its HNTE Status in
October
2020
and therefore
 is
entitled to the preferential income tax rate of 15% in years
2020
through
2022
.
Champion Education Technology, Zhongxi Healthcare Education, Caikaowang, Nanjing Champion Vocational Training School, Beijing Chuang Qingchun Chuang Weilai Education Technology Co., Ltd., Guangdong Zhengbao Yucai Education Co., Ltd., Shanghai Huzheng Education Technology Co., Ltd., Jiangsu Asset, JinMaLan (Tianjin) Business Start-up Services Co., Ltd., JinMaLan (Anqing) Business Start-up Services Co., Ltd., Nanchang Champion Vocational Training School, Haimen Zhengbao Yucai Vocational Training School, Yunqi Zhixin (Hangzhou) Technology Co., Ltd. (collectively “small and micro businesses”) are small and micro business having annual taxable income of RMB1 million or less. The statutory tax rate for them is
25%
for the calendar year 2020. However, according to Cai Shui[2019] No.13, a small and micro business having annual taxable income of RMB
1.0 million (US$140) or less, 25% shall be included in the taxable income, and the enterprise income tax shall be paid at the rate of 20%.

F-6
5

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China
- continued

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from the
PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that CDEL Hong Kong qualifies for the 5% withholding tax rate. CDEL Hong Kong’s deferred tax liabilities related to potential withholding tax were US$3,556 and US$133 as of September 30, 2019 and 2020, respectively, on the undistributed earnings from its investment in the PRC entities generated after January 1, 2008. The related income tax expenses were US$210, US$544 and US$333 for the years ended September 30, 2018, 2019 and 2020
, respectively.
In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ calendar years from
2015
to
2019
remain subject to examination by the tax authorities and US$627 was reversed for the unpaid tax liability that was accrued before the
2015
calendar year.
Income before income taxes consisted of:

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
Non - PRC	(656)	(3,332)	(12,574)
PRC	15,438	29,131	26,726

	14,782	25,799	14,152

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
Current tax expense s	5,717	7,060	10,543
Deferred tax (benefit) expense s	(3,410)	1,061	(5,083)

	2,307	8,121	5,460

F-6
6

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China
- continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to the
PRC operations is as follows:

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
Income before taxes	14,782	25,799	14,152

Income tax expense s computed at applicable tax rates of 25%	3,696	6,450	3,538
Effect of different tax rates in different jurisdictions	770	704	3,010
Non-deductible expenses	152	1,059	1,362
Effect of tax holidays	(2,610)	(1,934)	(2,148)
Effect of valuation allowances	285	1,232	184
Withholding tax on undistributed earnings	313	689	141
Income tax reversal	(299)	(79)	(627)

	2,307	8,121	5,460

Effective income tax rate	15.61%	31.48%	38.58%

The aggregate amount and per share effect of the tax holidays are as follows:

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
The aggregate amount of tax holidays	2,610	1,934	2,148

The aggregate increase on basic and diluted net income per share:
- Basic	0.02	0.01	0.02

- Diluted	0.02	0.01	0.02

F-6
7

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China
- continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of deferred taxes are as follows:

	As of September 30,
	2019	2020
	US$	US$
Deferred tax assets
Advertising expenses carry-forwards	—	1,652
Accrued expenses	984	1,618
Allowance for doubtful accounts	1,031	1,073
Impairment loss from long-term investments	1,178	1,472
Property, plant and equipment	103	104
Net operating loss carry-forwards	2,811	4,585

	6,107	10,504
Less: valuation allowance	(2,242)	(2,616)

Total deferred tax assets	3,865	7,888
Deferred tax assets, net	3,865	5,690

Deferred tax liabilities
Intangible assets	7,085	5,488
Withholding tax on undistributed earnings	3,556	133
Unrealized gain on available-for-sale investments	647	760
Capitalized commission fees	1,407	1,905

Total deferred tax liabilities	12,695	8,286
Deferred tax liabilities, net	12,695	6,088

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
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

19.	INCOME TAX - continued

China
- continued

As a result of the Group’s assessment of its tax positions, the unrecognized tax benefits related to transfer price position prior to the year 2009 amounted to US$152 and US$160 as of September 30, 2019 and 2020, respectively. The subsequent changes of the unrecognized tax benefit were due to foreign currency adjustment.
Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits
US$
Balance as of September 30, 2018	158
Foreign currency adjustment	(6)

Balance as of September 30, 2019	152
Foreign currency adjustment	8

Balance as of September 30, 2020	160

The Group does not anticipate any significant change in unrecognized tax benefits within 12 months from September 30, 2020.
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
 the
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

F-
69

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

20.	EMPLOYEE DEFINED CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$12,297, US$12,773 and US$8,820 for the years ended September 30, 2018, 2019 and 2020, respectively.
Obligations for contributions to defined contribution retirement plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the consolidated statements of operations as incurred, and the amounts were immaterial for the years ended September 30, 2018, 2019 and 2020.

21.	LEASES
The Group has operating leases for floors and rooms of office buildings used as offices (the headquarters in Beijing and office space for subsidiaries in Jiangsu and Fujian) and parking lots. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.
Operating lease cost for the year ended September 30, 2020
was US$
7,314, which excluded cost of short-term contacts. Short-term lease cost for the year ended September 30, 2020 was US$
45.
As of September 30, 2020, the weighted average remaining lease term was 7.3 years and weighted average discount rate was 4.9% for the Group’s operating leases.
Supplemental cash flow information related to the operating lease
s
is as follow:

For the year ended September 30, 2020
US$
Cash payments for the operating leases	6,592
ROU assets obtained in exchange for the new operating lease liabilities	29

F-7
0

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

21.	LEASES - continued

A summary of maturity analysis of the annual undiscounted cash flows for the operating lease liabilities as of September 30, 2020 is as follows:

US$
Years ending September 30, 2021	5,411
2022	4,986
2023	4,579
2024	4,666
2025	3,931
2026 and thereafter	8,806

Total future lease payments	32,379
Less: Imputed interest	(5,130)

Present value of operating lease liabilities	27,249
As of September 30, 2019, the future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC 840 are as follow:

US$
Years ending September 30, 2020	9,225
2021	5,169
2022	3,775
2023	3,701
2024	3,805
2025 and thereafter	21,195

Total future lease payments	46,870

22.	COMMITMENTS AND CONTINGENCIES
Legal contingencies
The
G
roup is a party in potential claims arising in the ordinary course of business. The Group does not believe that the resolution of these matters will have a material effect on its financial position or results of operations.

F-7
1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

22.	COMMITMENTS AND CONTINGENCIES - continued

Assets pledged as security for bank borrowings
As disclosed in Note 15, on April 15, 2020, the Company entered into a loan agreement with Hang Seng Bank for a total of US$20,000 term loan facility. The total facility was secured by a term deposit of RMB143.0 million (US$21,062) provided by  Champion Healthcare Education, which was recorded in “restricted cash-current” and “restricted cash-non-current” on the consolidated balance sheet as of September 30, 2020.

23.	NONCONTROLLING INTERESTS
Noncontrolling interests represent the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The consolidated financial statements include all assets, liabilities, revenues and expenses at their consolidated amounts, which include the amounts attributable to the Company and the noncontrolling interest. The Company recognizes as a separate component of equity and earnings on the portion of income or loss attributable to noncontrolling interests based on the portion of the entity not owned by the Company.
The following table presents the changes in the Company’s noncontrolling interests during the years ended September 30, 2018, 2019 and 2020.

	Zhengbao Yucai	NetinNet	Jiangsu Asset	Beijing Ruida	Total
	US$	US$	US$	US$	US$
Balance as of September 30, 2018	15,319	8,719	1,059	40,394	65,491

Capital contribution from noncontrolling interest shareholders	29	—	—	—	29
Purchase of equity interests from noncontrolling interest shareholders	—	—	—	(7,119)	(7,119)
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	(463)	(372)	(39)	(1,261)	(2,135)
Cash dividends paid to noncontrolling interests by a subsidiary	—	(291)	—	—	(291)
(Loss) gain attributed to noncontrolling interest shareholders	(6,173)	1,808	(55)	(640)	(5,060)

Balance as of September 30, 2019	8,712	9,864	965	31,374	50,915

Capital contribution from noncontrolling interest shareholders	—	367	—	—	367
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	426	531	53	1,516	2,526
Cash dividends paid to noncontrolling interests by a subsidiary	—	(847)	—	(1,699)	(2,546)
(Loss) gain attributed to noncontrolling interest shareholders	(1,017)	506	101	(1,883)	(2,293)

Balance as of September 30, 2020	8,121	10,421	1,119	29,308	48,969

F-7
2

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

23.	NONCONTROLLING INTERESTS - continued

On July 10, 2018, the Group entered into a new share transfer agreement, by exercising a portion of the call option, to purchase additional 11% equity interest of Beijing Ruida, for a cash consideration of RMB39.6 million (US$5,931), subject to price adjustment under certain pre-agreed conditions. Refer to Note 3. Together with the 40% equity interest acquired previously, the Group holds a total of 51% equity interest of Beijing Ruida. The noncontrolling interest of 49% equity interest over Beijing Ruida has been included in the consolidated financial statements as of
September 30, 2018, 2019 and 2020.
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
The schedule below discloses the effect of changes in the ownership interest on the Company’s equity:

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
Net income attributable to the Company	11,626	21,254	10,430
Transfers from noncontrolling interest:
Increase in the Group’s additional paid-in capital in relation to capital contribution made by Jiangsu Asset’s noncontrolling interest	29	—	—
Increase in the Group’s additional paid-in capital in relation to share purchase from noncontrolling interests of Beijing Ruida	—	810	—
Changes from net income attributable to the Company’s shareholders and transfer from noncontrolling interests	11,655	22,064	10,430

F-7
3

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

24.	SEGMENT REPORTING
The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews U.S. GAAP financial information of its operating segments when making decisions about allocating resources and assessing the performance of the Group. The Group identified three operation segments, including professional education services, business start-up training services and the sales of learning simulation software for
the years ended September
30, 2018, 2019 and 2020.
The Group operates primarily in the PRC and substantially all of the Group’s long-lived assets are located in the PRC. The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenues, operating costs and expenses, and operating income. Net revenues, operating costs and expenses, operating income, and total assets by segment were as follows:

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
Net revenues	166,668	211,822	209,558
Professional education services	150,484	196,047	197,835
Business start-up training services	4,608	2,796	2,207
Sales of learning simulation software	11,576	12,979	9,516

Operating costs and expenses:
Cost of sales	(87,883)	(104,741)	(101,598)
Professional education services	(79,168)	(96,044)	(94,162)
Business start-up training services	(2,644)	(1,777)	(1,033)
Sales of learning simulation software	(6,071)	(6,920)	(6,403)
Selling and marketing	(44,717)	(61,460)	(69,848)
Professional education services	(39,698)	(56,334)	(65,474)
Business start-up training services	(1,127)	(1,226)	(915)
Sales of learning simulation software	(3,892)	(3,900)	(3,459)
General and administrative	(16,760)	(20,064)	(18,528)
Professional education services	(14,548)	(16,745)	(16,773)
Business start-up training services	(896)	(1,930)	(584)
Sales of learning simulation software	(1,316)	(1,389)	(1,171)
Impairment of goodwill	—	(1,517)	—
Business start-up training services	—	(1,517)	—
Unallocated corporate expenses	(4,493)	(4,855)	(6,950)

Total operating costs and expenses	(153,853)	(192,637)	(196,924)
Professional education services	(133,414)	(169,123)	(176,409)
Business start-up training services	(4,667)	(6,450)	(2,532)
Sales of learning simulation software	(11,279)	(12,209)	(11,033)
Unallocated corporate expenses	(4,493)	(4,855)	(6,950)

Other operating income	3,051	2,968	6,155
Professional education services	643	1,053	4,976
Business start-up training services	76	102	5
Sales of learning simulation software	2,332	1,813	1,174

Operating income (loss)	15,950	22,848	18,789
Professional education services	17,797	28,672	26,402
Business start-up training services	17	(3,552)	(320)
Sales of learning simulation software	2,629	2,583	(343)
Unallocated corporate expenses	(4,493)	(4,855)	(6,950)

F-7
4

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

24.	SEGMENT REPORTING - continued

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
Segment assets	328,925	355,350	398,139
Professional education services	236,496	273,005	307,054
Business start-up training services	46,205	36,735	40,865
Sales of learning simulation software	46,224	45,610	50,220

Total assets	328,925	355,350	398,139

Amortization and depreciation	6,299	12,723	13,215
Professional education services	4,479	10,939	11,481
Business start-up training services	36	69	60
Sales of learning simulation software	1,784	1,715	1,674

(Loss) gain from equity method investments	(172)	(1,484)	(555)
Professional education services	58	(1,173)	(555)
Business start-up training services	(230)	(311)	—

25.	NET INCOME PER SHARE
Basic and diluted net income per share for each of the periods presented were calculated as follows:

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
Numerator:
Net income	11,626	21,254	10,430
- allocated to ordinary share - basic	11,583	21,117	10,352
- allocated to nonvested share - basic	43	137	78

Denominator:
Weighted average number of ordinary shares outstanding	132,363,620	133,060,900	133,984,929
Weighted average number of nonvested share	487,685	862,436	1,010,719
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	265,850	214,781	236,576

Weighted average ordinary shares outstanding used in computing diluted net income per share	133,117,155	134,138,117	135,232,224

Basic net income per share	0.09	0.16	0.08

Basic net income per nonvested share	0.09	0.16	0.08

Diluted net income per share	0.09	0.16	0.08

Diluted net income per nonvested share	0.09	0.16	0.08

F-7
5

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

26.	SHARE INCENTIVE PLAN
Share options
On April 18, 2008, the Company’s shareholders approved the “China Distance Education Holdings Limited Share Incentive Plan” (the “Prior Plan”), which permits the grant of share options and shares to its employees and non-employees (the “Participants”). The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the Participants under the Prior Plan should not exceed 11,652,556 ordinary shares of par value US$0.0001 per share. On July 2, 2008, the Company’s shareholders approved the “China Distance Education Holdings Limited 2008 Performance Incentive Plan” (the “New Plan”). Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is equal to 5% of the total number of ordinary shares issued and outstanding as of August 4, 2008, plus an automatic annual increase on October 1 of each calendar year commencing with October 1, 2008, by an amount equal to the lesser of (i) 1%, 2% amended on November 28, 2017, of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, (ii) such number of ordinary shares as may be determined by the Company’s board of directors, or (iii) 2,850,000 ordinary shares, as amended on November 28, 2017. The purpose of these share incentive plans is to promote the success of the Company and the interests of its shareholders by providing a means through which the Company may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of recipients with those of the Company’s shareholders generally. The New Plan had an expiration date August 4, 2018, which was further extended to August 4, 2028. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those option awards generally vest within 4 years of continuous service
s
and have 10-year contractual terms. Share awards generally vest for a service period of 1 to 2 years.
On August 23, 2017, the Company’s board of directors approved the modification of the exercise price of options granted on November 18, 2014 under Employee Stock Ownership Plan (“ESOP”). The exercise price was modified from US$3.32 to US$1.81 per share, which was determined by the closing price of the Company’s American Depository Shares (“ADSs”) on New
York Stock Exchange (“NYSE”) on the approval day. The Group used binomial option pricing model to measure the fair value of the incremental compensation cost, which is the excess of the fair-value-based measure of the modified award on the date of modification over the fair value of the original award immediately before the modification. The incremental fair value was recorded as compensation cost on the date of modification for vested awards and over the remaining service vesting period for unvested awards.

F-7
6

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

26.	SHARE INCENTIVE PLAN - continued

Share options
- continued

A summary of the share options granted to employees and non-ex
e
cutive directors as of September 30, 2018, 2019 and 2020, and changes during the years ended September 30, 2018, 2019 and 2020 are as follows:

Share option granted to employees and non-executive directors	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual term (years)	Aggregated intrinsic value
			US$	US$
Outstanding as of September 30, 2017	2,025,600	2.85	6.53	—

Exercised	(895,148)	1.66
Forfeited	(71,352)	1.17

Outstanding as of September 30, 2018	1,059,100	1.39	5.58	718

Forfeited	(19,000)	1.81	5.14	—

Outstanding as of September 30, 2019	1,040,100	1.39	4.57	—

Forfeited	(71,100)	0.98	2.85	—

Outstanding as of September 30, 2020	969,000	1.29	3.62	1,067

Expected to vest as of September 30, 202 0	—	—	—	—

Exercisable as of September 30, 2020	969,000	1.29	3.62	1,067

During the year ended September 30, 2018, all outstanding share options granted to non-employees in total of 57,000 shares were fully exercised. There were no

s
hare options granted to non-employees outstanding or exercisable as of September 30, 2018, 2019 and 2020.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

26.	SHARE INCENTIVE PLAN - continued

Share options
- continued

The Company declared a cash dividend of US$0.1125, nil and US$0.145 per ordinary share on its outstanding shares to shareholders on the record date during
the years ended September 30, 2018, 2019 and 2020, respectively. Refer to Note
27
for the disclosure of cash dividend.
According to the terms of the Prior Plan and the New Plan, the exercise price was reduced for all the outstanding options by nil, nil and US$0.145 during the year
s
ended September 30, 2018, 2019 and 2020, respectively, following the approval of the Company’s board of directors.
The total intrinsic value of options exercised during the years ended September 30, 2018, 2019 and 2020 were US$749, nil and nil, respectively. The Company recorded share-based compensation expenses related to share options of US$1,231, US$143 and nil for the years ended September 30, 2018, 2019 and 2020, respectively. As of September 30, 2020, there was no unrecognized share-based compensation cost related to share options.
Nonvested shares
On December 3, 2019, the Company granted
175,000
nonvested shares to non-executive directors, which will be vested on the first anniversary of the issuance date. The grant-date value of a nonvested share was
 US$1.97,
which was the closing price of the Company’s ADSs on NYSE on December 3, 2019. This grant resulted in a total share-based compensation of US
$345,
and is expected to be recognized ratably over the requisite service period of one year.

F-
7
8

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

26.	SHARE INCENTIVE PLAN - continued

Nonvested shares
- continued

On December 20, 2019, the Company granted 541,132 nonvested shares to executive directors, officers and employees under the New Plan. These nonvested shares are subject to a one-year vesting period with two equal semi-annual installments. The grant-date value of the nonvested share was US$1.93, which was the closing price of the Company’s ADSs on NYSE on December 20, 2019. This grant resulted in a total share-based compensation of US$1,057, and is expected to be recognized ratably over the requisite service period of one years.
On January 1, and January 12, 2020, the Company granted 220,504 and 173,052 nonvested shares to the co-chief financial officers. These nonvested shares are subject to a one-year vesting period with two semi-annual installments. The grant-date value of the nonvested share was US$2.43 and US$2.16, which was the closing price of the Company’s ADSs on NYSE on January 1 and January 12, 2020, respectively. This grant resulted in a total share-based compensation of US$910, and is expected to be recognized ratably over the requisite service period of one year.
These nonvested shares granted are restricted on transferability and will be forfeited if the directors cease to provide requisite service
s
to the Company. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation.
The Company recorded share-based compensation expenses related to nonvested shares of US$1,075, US$1,862 and US$2,618 for the years ended September 30, 2018, 2019 and 2020, respectively. As of September 30, 2020, there was US$616 of share-based compensation related to nonvested shares that is expected to be recognized over a weighted average period of 0.2 year.

F-
79

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

26.	SHARE INCENTIVE PLAN - continued

Nonvested shares
- continued

A summary of the nonvested share activities for the years ended September 30, 2018, 2019 and 2020 is as follows:

	Number of Nonvested shares outstanding	Weight average grant-date fair value	Aggregated intrinsic value
	US$		US$
Nonvested shares outstanding as of September 30, 2017	328,390	3.44	551

Granted	468,600	2.29
Vested	(346,493)	3.11

Nonvested shares outstanding as of September 30, 2018	450,497	2.49	933

Granted	955,168	1.76
Forfeited	(19,944)	2.13
Vested	(678,881)	2.16

Nonvested shares outstanding as of September 30, 2019	706,840	1.84	965

Granted	1,109,688	2.08	—
Vested	(1,089,404)	1.96	—

Nonvested shares outstanding as of September 30, 2020	727,124	2.03	1,741

Nonvested shares expected to vest as of September 30, 2020	727,124	2.03	1,741

F-8
0

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020
(In thousands, except share and per share data, or otherwise noted)

25.	SHARE INCENTIVE PLAN - continued

Share-based compensation expenses
Total share-based compensation expense
s
of share-based awards granted to employees, non-employees and non-executive directors recognized for the years ended September 30, 2018, 2019 and 2020 are as follows:

	As of September 30,
	2018	2019	2020
	US$	US$	US$
Cost of sales	161	23	139
General and administrative expenses	2,065	1,972	2,421
Selling expenses	80	10	58

	2,306	2,005	2,618

27.	CASH DIVIDEND
On November 28, 2017, the Company approved and declared a cash dividend of US$0.1125 per ordinary share on its total 132,804,973 outstanding shares as of the close of trading on January 12, 2018, resulting in payments totaling US$14,949 to shareholders. Such dividend was recorded as a reduction against retained earnings.
On March 17, 2020, the Company approved and declared a cash dividend of US$0.145 per ordinary share on its total 135,320,433 outstanding shares as of the close of trading on March 31, 2020, resulting in payments totaling US$19,621 to shareholders. Such dividend was recorded as a reduction against retained earnings.

28.	SUBSEQUENT EVENTS

(1)
On November 13, 2020, the Company granted 458,168 nonvested shares to executive directors, officers and employees. These nonvested shares are subject to one-year vesting period. The Company is in the process of assessing the accounting impact of this transaction.

(2)
On December 1, 2020, the Company announced that it has entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Champion Distance Education Investments Limited (“Parent”) and China Distance Learning Investments Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and becoming a wholly-owned subsidiary of Parent (the “Merger”). If completed, the Merger will result in the Company becoming a privately-held company, the Company’s ADSs will no longer be listed on the NYSE, and its ADS program will be terminated.

On November 30, 2020, Parent received from China Merchants Bank (“CMB”) a Debt Commitment Letter, pursuant to which and subject to the conditions set forth therein, China Merchants Bank committed to provide a senior secured term loan facility in an aggregate principal amount of up to US$200,000 to Parent to (i) complete the Merger and (ii) repay an existing margin loan made to Champion Shine Trading Limited, an investment holding company wholly owned and controlled by the Chairman, in the principal amount of US$25,000.

(3)
On January 15, 2021, the outstanding loan balance amounting to US$20,000 with Hang Seng Bank as of September 30, 2020 was early repaid by CDEL Hong Kong. This early settlement was mainly due to certain terms of the Debt Commitment Letter, which limit the user of the Parent’s future proceed upon privatization.

F-8
1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I
Condensed Financial Information of Parent Company
BALANCE SHEETS
(In thousands, except share data and per share data)

	As of September 30,
	2019	2020
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	1,383	283
Prepayment and other current assets	381	427
Amounts due from subsidiaries	8,474	8,480

Total current assets	10,238	9,190

Non-current assets
Long-term investments	1,289	1,159
Investment in subsidiaries	192,265	225,251

Total non-current assets	193,554	226,410

Total assets	203,792	235,600

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other liabilities	989	2,314
Amounts due to subsidiaries	98,434	155,311
Bank borrowings	31,538	—

Total current liabilities	130,961	157,625

Total liabilities	130,961	157,625

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share; 500,000,000shares authorized; 134,210,745 and 135,320,433 shares issuedand outstanding as of September 30, 2019 and 2020, respectively)	13	14
Additional paid-in capital	24,507	27,316
Accumulated other comprehensive loss	(12,357)	(832)
Retained earnings	60,668	51,477

Total equity	72,831	77,975

Total liabilities and equity	203,792	235,600

F-8
2

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I
Condensed Financial Information of Parent Company
STATEMENTS OF OPERATIONS
(In thousands, except share data and per share data)

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
Cost of sales	(161)	(23)	(139)
Selling expenses	(80)	(10)	(58)
General and administrative expenses	(2,887)	(3,100)	(5,823)

Operating loss	(3,128)	(3,133)	(6,020)
Share of equity income in its subsidiaries and the VIEs	14,763	23,776	21,385
Interest income	1	21	6
Interest expense s	(2,110)	(2,261)	(932)
Exchange gain (loss)	2,100	2,851	(4,009)

Net income	11,626	21,254	10,430

F-8
3

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I
Condensed Financial Information of Parent Company
STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except share data and per share data)

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
Net income	11,626	21,254	10,430
Other comprehensive (loss) income Foreign currency translation adjustment	(6,245)	(6,719)	11,207

Total comprehensive income	5,381	14,535	21,637

F-8
4

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I
Condensed Financial Information of Parent Company
STATEMENTS OF CASH FLOWS
(In thousands, except share data and per share data)

	For the years ended September 30,
	2018	2019	2020
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash (used in) provided by operating activities	(9,575)	18,025	49,752
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share options exercised by employees	1,489	—	—
Loan to optionees in connection with exercise of options	(1,558)	—	—
Repayment of loan to optioneesin connection with exercise of options	193	135	192
Capital contribution from noncontrolling interests	29	—	—
New short-term loans drawn down	20,573	—	—
Loan repayments	—	(19,000)	(31,423)
Dividends paid to shareholders	(14,949)	—	(19,621)

Net cash provided by (used in) financing activities	5,777	(18,865)	(50,852)

Net decrease in cash and cash equivalents and restricted cash	(3,798)	(840)	(1,100)
Cash and cash equivalents and restricted cash at beginning of the year	6,021	2,223	1,383

Cash and cash equivalents and restricted cash at end of the year	2,223	1,383	283

F-8
5

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Additional Information - Financial Statement Schedule I
Condensed Financial Information of Parent Company
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share data and per share data)

1.	BASIS FOR PREPARATION
The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and the VIEs. The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries, the VIEs and the VIEs’ subsidiaries were over the

25
% of the consolidated net assets of the Group as of September
30,
2020
.

2.	INVESTMENTS IN SUBSIDIARIES AND THE VIEs
In its consolidated financial statements, the Parent Company consolidates the results of operations and assets and liabilities of its subsidiaries, the VIEs and the VIEs’ subsidiaries, and inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company’s standalone financial statements, its investments in subsidiaries are reported using the equity method of accounting and the Parent Company’s share of income from its subsidiaries are reported as the single line item of share of equity income in its subsidiaries and the VIEs.
The Parent Company’s share of equity income in its subsidiaries and the VIEs recognized during the years ended September

30,
2018,
2019
and
2020
were US$
14,763,
US$
23,776
and US$
21,385,
respectively.

F-8
6